Form 20-F
period 2004-12-31
TOWER SEMICONDUCTOR LTD
filed 2005-06-29
CIK 928876

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004   COMMISSION FILE NO. 0-24790

                 -----------------------------------------------
                            TOWER SEMICONDUCTOR LTD.
    (Exact name of registrant as specified in its charter and translation of registrant's name into English)

--------------------------------------------------------------------------------

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

                ------------------------------------------------

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

                           65,699,796 Ordinary Shares

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

      We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"). Israeli GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effect of the application of the latter on the financial position and results of operations as of the dates and for the years presented herein is summarized in Note 19 to our consolidated financial statements included herein. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

      Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to "wafers" in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 are to 200-mm wafers.

      References to "Israel Corporation" or "Israel Corp." include its wholly-owned subsidiary Israel Corporation Technologies (ICTech) Ltd. ("ICTech").

      MICROFLASH(R) is a registered trademark of Tower and N-ROM(TM) is a trademark of Saifun Semiconductor Ltd.

                                TABLE OF CONTENTS

PART 1

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................................           1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE..............................................           1

ITEM 3.    KEY INFORMATION......................................................................           1

ITEM 4.    INFORMATION ON THE COMPANY...........................................................          19

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................          35

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................          57

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................          65

ITEM 8.    FINANCIAL INFORMATION................................................................          67

ITEM 9.    THE OFFER AND LISTING................................................................          68

ITEM 10.   ADDITIONAL INFORMATION...............................................................          69

ITEM. 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS..........................          77

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................          80

PART II

ITEM 13.   DEFAULTS, DIVIDENT AVERAGES AND DELINUENCIES.........................................          81

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........          81

ITEM 15.   CONTROLS AND PROCEDURES..............................................................          81

ITEM 16.   [RESERVED]...........................................................................          81

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.....................................................          81

ITEM 16B.  CODE OF ETHICS.......................................................................          81

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................................          82

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES .........................          82

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES..................          82

PART III

ITEM 17.   FINANCIAL STATEMENTS.................................................................          82

ITEM 18.   FINANCIAL STATEMENTS.................................................................          83

ITEM 19.   EXHIBITS.............................................................................          83

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

      We derived the selected statement of operations data and other financial data for the years ended December 31, 2004, 2003 and 2002, and selected balance sheet data as of December 31, 2004 and 2003 from the audited financial statements in this annual report. Those financial statements were prepared in accordance with Israeli GAAP and audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2001 and 2000 and the selected balance sheet data as of December 31, 2002, 2001 and 2000 from our audited financial statements that are not included in this annual report, which were prepared in accordance with Israeli GAAP. Statements of operations and other financial data in accordance with US GAAP would not have materially differed from respective data in accordance with Israeli GAAP. Other than as indicated below, balance sheet data in accordance with US GAAP would not have materially differed from the respective data in accordance with Israeli GAAP. Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

                                                                                    YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------------------------
                                                                  2004         2003        2002          2001        2000
                                                               ----------   ---------    ---------    ---------    ---------
                                                                   (in thousands, except share date and per share data)
STATEMENT OF OPERATIONS DATA:
Sales ......................................................   $ 126,055    $  61,368    $  51,801    $  52,372    $ 104,775
Cost of sales ..............................................     228,410      122,395       67,022       76,733       88,787
                                                               ---------    ---------    ---------    ---------    ---------
Gross profit (loss) ........................................    (102,355)     (61,027)     (15,221)     (24,361)      15,988
Research and development ...................................      17,053       20,709       17,031        9,556        8,965
Marketing, general and administrative ......................      21,297       22,615       17,091       14,489       11,428
                                                               ---------    ---------    ---------    ---------    ---------
Operating loss .............................................    (140,705)    (104,351)     (49,343)     (48,406)      (4,405)
Financing income (expense), net ............................     (29,745)      (9,826)      (2,104)       1,465        1,394
Other income (expense), net ................................      32,682          (84)          45        8,419         (478)
                                                               ---------    ---------    ---------    ---------    ---------
Loss before income tax expense .............................    (137,768)    (114,261)     (51,402)     (38,522)      (3,489)
Income tax expense .........................................           -            -            -            -         (500)
                                                               ---------    ---------    ---------    ---------    ---------
Loss for the year ..........................................   $(137,768)   $(114,261)   $ (51,402)   $ (38,522)   $  (3,989)
                                                               =========    =========    =========    =========    =========
Basic loss per ordinary share ..............................   $   (2.13)   $   (2.40)   $   (1.63)   $   (1.92)   $   (0.26)
                                                               =========    =========    =========    =========    =========
OTHER FINANCIAL DATA:
Depreciation and amortization ..............................   $ 121,067    $  54,611    $  18,821    $  21,721    $  25,917
Capital expenditures (accrual basis) before
 Investment Center grants ..................................     172,617      164,187      243,431      364,347       79,060

                                                                                   AS OF DECEMBER 31,
                                                               ----------------------------------------------------------
                                                                 2004         2003        2002       2001          2000
                                                               ---------   ---------    --------   ---------    ---------
                                                                            (in thousands, except share data)
SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH ISRAELI
GAAP:
Cash and cash equivalents, including short-term
 deposits and designated cash ...............................  $  81,457   $  56,490    $ 69,695    $ 33,202    $  18,707
Working capital .............................................     63,591      50,492      21,927     (16,335)      28,635
Total assets ................................................    847,508     788,335     716,261     472,054      179,298
Long-term debt from banks ...................................    497,000     431,000     253,000     115,000       12,064
Convertible debentures ......................................     26,651      25,783      24,121           -            -
Long-term liabilities in respect of customers' advances .....     64,428      46,347      47,246      17,910            -
Shareholders' equity ........................................    167,980     229,457     298,334     252,805      134,648
Weighted average number of ordinary shares outstanding (*) ..     64,717      47,608      31,523      20,020       13,676
Number of shares issued and outstanding (*) .................     65,700      51,696      43,436      24,997       12,263

(*) Net of 1,300,000 Ordinary Shares held by our Company as of each date presented.

                                                                                        AS OF DECEMBER 31,
                                                                  -------------------------------------------------------------
                                                                     2004         2003        2002         2001         2000
                                                                  ---------    ---------    ---------    ---------    ---------
                                                                                          (in thousands)
RECONCILIATION TO US GAAP:
TOTAL ASSETS
According to Israel GAAP ......................................   $ 847,508    $ 788,335    $ 716,261    $ 472,054    $ 179,298

The effect of:

Presentation of long-term liabilities in respect of employees..      16,350       14,607       12,368       10,334        7,952
Hedging activities ............................................      (4,619)      (5,947)      (5,727)      (4,564)           -

Sale of securities ............................................        (196)        (196)        (196)           -            -

         Presentation of securities ...........................           -            -            -            -       12,563
                                                                  ---------    ---------    ---------    ---------    ---------
According to US GAAP ..........................................   $ 859,043    $ 796,799    $ 722,706    $ 477,824    $ 199,813
                                                                  =========    =========    =========    =========    =========
SHAREHOLDERS' EQUITY
According to Israel GAAP ......................................   $ 167,980    $ 229,457    $ 298,334    $ 252,805    $ 134,648
The effect of:
         Hedging activities ...................................      (7,025)     (15,867)     (17,807)      (8,169)           -
         Proceeds on account of share capital .................           -      (16,428)           -            -            -
         Sale of securities (*) ...............................       2,363        2,363        2,363            -            -
         Presentation of securities ...........................           -            -            -            -       12,563
                                                                  ---------    ---------    ---------    ---------    ---------
According to US GAAP ..........................................   $ 163,318    $ 199,525    $ 282,890    $ 244,636    $ 147,211
                                                                  =========    =========    =========    =========    =========

(*) The allocation of a portion of the total proceeds from the sale of securities issued in January 2002.

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

RISKS AFFECTING OUR BUSINESS

IF THE TERMS REFLECTED IN THE LETTER OF INTENT THAT WE SIGNED WITH OUR BANKS IN MAY 2005 ARE NOT EFFECTUATED, OR IF DO WE NOT FIND ALTERNATIVE FINANCING, WE MAY NOT BE ABLE TO MAINTAIN OUR OPERATIONS.

      In May 2005, we signed a letter of intent with our banks which provides for financing in the amount of up to $30 million, subject to, among other things, a similar amount being raised by us from investors. To date, certain of our equity investors and wafer partners have informed us of their willingness to invest $23.5 million towards such funding by investors. The letter of intent is subject to the execution of a definitive amendment to our credit facility agreement, which we are currently negotiating. If a definitive amendment to our credit facility agreement is not executed and consummated or if we are unable to raise the funds from investors as stipulated in the letter of intent, or cannot find alternative financing for said amounts, we do not expect to have adequate liquidity for our short-term activities and liabilities during the second half of 2005 and may have to cease our operations. If we raise the funds contemplated by the letter of intent, we will still need to raise additional funds in order to finance our activities and liabilities in 2006, at least until we achieve positive cash flow from our operations.

IF WE DO NOT COMPLETE THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

      Fab 2 production capacity at the end of December 2004 was 14,600 200-mm wafers per month and we currently expect to have production capacity of 15,400 wafers per month by the end of 2005. Depending on the process technology and product mix, we estimate that Fab 2 will be able to achieve capacity levels of up to 36,000 wafers per month. We have not completed the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to reach such levels. Our determination as to the timing to increase Fab 2's production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We need to complete the qualification process of the 0.13-micron technology transferred from Freescale Semiconductor, Inc. (formerly Motorola, Inc.) to Fab 2 and develop new process technologies for Fab 2 in order to suit our customers' needs. The ramp-up of Fab 2 is a substantial and complex project. We have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

IF WE DO NOT HAVE SUFFICIENT FUNDS TO COMPLETE FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

      Fab 2's cost was estimated to be approximately $1.5 billion, including costs of construction, equipment, installation, libraries, intellectual property, technology transfers and other related ramp-up and pre-operation costs. However, the actual total cost of Fab 2 may exceed our estimates. If we cannot successfully raise sufficient funding to complete the ramp-up and to fund other related costs, we will be required to scale back our equipment purchases and capacity forecasts, and, as a result, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results.

IF WE DO NOT MEET CONDITIONS TO RECEIVE THE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2, WE MAY BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES.

      In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the government of Israel under its Approved Enterprise Program. Under the terms of the approval, we are eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of December 31, 2004, we had received $150.6 million in grants from the Investment Center. To be eligible to receive grants, we are required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004, we received approval of our revised investment schedule from the Investment Center. In addition, we are required to complete our Fab 2 investments by the end of 2005, which we do not currently expect to satisfy. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006. In April 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. There can be no assurance that we will obtain the Investment Center's approval for the new expansion program. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received, If this were to happen, we would be required to seek alternative financing sources to refund the grants we received and complete the ramp-up of Fab 2, which would have an adverse effect on our operations.

IF OUR FUTURE OPERATIONS DO NOT INCREASE OR IF WE FAIL TO RAISE ADDITIONAL FUNDING, WE MAY BE UNABLE TO REPAY OUR DEBT ON A TIMELY BASIS.

      We may from time to time lack liquidity to finance our ramp up of Fab 2. Accordingly, there is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2. As a result, we may be unable to repay on time or repay at all our short-term and long-term debt consisting mainly of trade accounts payable, bank debt and convertible debentures. If we foresee that we will be unable to secure additional financing, we may have to revise our anticipated operations, or even cease our operations. We cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers when we have liquidity problems and any postponement of payments may delay our ramp-up of Fab 2 and therefore harm our financial results.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY HAVE ADVERSELY AFFECTED OUR BUSINESS IN THE PAST, RESULTING IN A HISTORY OF LOSSES; DOWNWARD PRICE PRESSURE MAY SERIOUSLY HARM OUR BUSINESS.

      The semiconductor industry has historically been highly cyclical. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressures characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES FOR US TO BE PROFITABLE.

      We have operated at a loss for the last number of years and expect to operate at a loss for the foreseeable future. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

      Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

      o The cyclical nature of both the semiconductor industry and the markets served by our customers;

      o Changes in the economic conditions of geographical regions where our customers and their markets are located;

      o Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

      o     Inventory and supply chain management of our customers;

      o The loss of a key customer, postponement of an order from a key customer, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

      o     The occurrence of accounts receivables write-offs;

      o The rescheduling or cancellation of large orders or planned capital expenditures;

      o Our ability to satisfy our customers' demand of quality and timely production;

      o The timing and volume of orders relative to our available production capacity;

      o Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

      o Environmental events or industrial accidents such as fires or explosions;

      o     Our susceptibility to intellectual property rights disputes;

      o Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

      o     Actual capital expenditures exceeding planned capital expenditures;

      o Currency and interest rate fluctuations that may not be adequately hedged;

      o     Technological changes and short product life cycles; and

      o     Timing for designing and the qualification of new products.

      Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company.

THE LACK OF A SIGNIFICANT BACKLOG RESULTING FROM OUR CUSTOMERS NOT PLACING PURCHASE ORDERS FAR IN ADVANCE MAKES IT DIFFICULT FOR US TO FORECAST OUR REVENUES IN FUTURE PERIODS.

      Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

OUR SALES CYCLES MAY BE LONG AND, AS A RESULT, ORDERS RECEIVED MAY NOT MEET OUR EXPECTATIONS WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

      Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results may be adversely affected.

DEMAND FOR OUR FOUNDRY SERVICES IS DEPENDANT ON THE DEMAND IN OUR CUSTOMERS' END MARKETS.

      We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues.

IF WE DO NOT ATTRACT ADDITIONAL CUSTOMERS, OUR BUSINESS MAY BE ADVERSELY
AFFECTED.

      For the year ended December 31, 2004, approximately 63% of our business was generated by five significant customers which contributed between 6% to 24% of our revenues. We expect to continue to receive a significant portion of our revenue from a limited number of customers in 2005. Loss or cancellation of business from, or decreases in, the sales volume or sales prices to these customers, could seriously harm our financial results and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues, which could harm our financial results.

WE DEPEND ON A SMALL NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF OUR
REVENUES.

      From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that in the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

IF WE DO NOT RECEIVE ORDERS FROM OUR WAFER PARTNERS WE MAY HAVE EXCESS CAPACITY.

      We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners are limited to approximately 50% of our Fab 2 capacity. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

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

      In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve.

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE BUSINESS TO OUR COMPETITORS.

      The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including new foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. Many of our competitors may have one or more of the following competitive advantages over us:

      o     greater manufacturing capacity;

      o     multiple and more advanced manufacturing facilities;

      o     more advanced technological capabilities;

      o     a more diverse and established customer base;

      o     greater financial, marketing, distribution and other resources;

      o     a better cost structure; and/or

      o     better operational performance in cycle time and yields.

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE
CONSEQUENCES.

      We have a large amount of long-term debt, which could have significant negative consequences. As of December 31, 2004, we had $497 million of bank debt and $26.7 million of debt in connection with our issuance of convertible debentures in January 2002. Our current and future indebtedness could have significant negative consequences, including:

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

      o placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and

      o affecting our ability to make interest payments and other required debt service on our indebtedness.

IF WE FAIL TO SATISFY THE COVENANTS SET FORTH IN OUR AMENDED CREDIT FACILITY, OUR BANKS WILL BE ABLE TO CALL OUR LOANS.

      Our credit facility, under which we have drawn down $497 million as of December 31, 2004, requires that we comply with certain financial, capital raising and production milestone covenants. Currently, we estimate that we may not comply with certain of the financial ratios and covenants for the third quarter of 2005 and thereafter. In connection with the negotiations for a definitive amendment to our credit facility agreement with our banks following the signing of a letter of intent in May 2005, we have submitted to our banks an updated Fab 2 working-plan based on prevailing and forecasted market conditions and requested our banks to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan. Should we fail to comply with our covenants, and our banks do not waive our non-compliance, they may require us to immediately repay all loans made by them to us, plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY BORROW FROM OUR BANKS.

      Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, The Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were $497 million as of December 31, 2004), which may have a material adverse effect on our business, financial condition and results of operations.

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

IF WE ARE UNABLE TO PURCHASE EQUIPMENT AND RAW MATERIALS, WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS IN A TIMELY FASHION, WHICH MAY RESULT IN A LOSS OF EXISTING AND POTENTIAL NEW CUSTOMERS.

      To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure new equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity. Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

OUR EXPOSURE TO CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS MAY INCREASE OUR COST OF OPERATIONS.

      Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and New Israeli Shekels, or NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

      Our borrowings under our Fab 2 credit facility provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facility as provided for in the credit facility.

      We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations, which may increase the cost of our operating and financing activities.

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

      We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers' design and production could be delayed, resulting in underutilization of our capacity. If any of our third party vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

FAILURE TO COMPLY WITH THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR DEFEND OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

      Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defend our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expires at the end of 2005, and if we are unable to extend or renew it on similar terms, we may have to agree to less favorable terms or consider other alternatives, including designing around certain processes.

      Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

      o     negotiating cross-license agreements;

      o seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

      o discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

      o fighting the matter in court and paying substantial monetary damages in the event we lose; or

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

      As of May 31, 2005, we held 53 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

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

WE ARE SUBJECT TO THE RISK OF LOSS DUE TO FIRE BECAUSE THE MATERIALS WE USE IN OUR MANUFACTURING PROCESSES ARE HIGHLY FLAMMABLE.

      We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would reduce our manufacturing capacity and revenues.

POSSIBLE PRODUCT RETURNS COULD HARM OUR BUSINESS.

      Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers' prior agreed upon specifications. Product returns in excess of established provisions may have an adverse effect on our business and financial condition.

WE MAY BE REQUIRED TO REPAY GRANTS TO THE ISRAEL INVESTMENT CENTER THAT WE RECEIVED IN CONNECTION WITH FAB 1.

      We received grants and tax benefits for Fab 1 under the government of Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for 2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for 2004, subject to prevailing market conditions, we will, if demanded by the Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately $2.5 million.

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

      In 2003 and 2004, we made substantial sales to customers located in Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

      o we price our products primarily in U.S. Dollars; if the Euro, Yen or other currencies weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

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

IF OUR NEW EXECUTIVE OFFICERS ARE UNABLE TO FULLY TRANSITION INTO THEIR NEW POSITIONS, OUR COMPANY MAY BE ADVERSELY AFFECTED.

      We have made several changes to our senior management team in recent months. If our new executive officers are unable to fully transition into their new positions, or if such transition is significantly delayed, our company may be adversely affected.

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO RETAIN AND RECRUIT QUALIFIED PERSONNEL.

      We depend on the continued services of our executive officer, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot and find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel.

RISKS RELATED TO OUR ORDINARY SHARES

OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE.

      The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

      In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may under perform or fall.

ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING ARRANGEMENTS AND OPTIONS GRANTED TO OUR FAB 2 BUILDING CONTRACTOR, EMPLOYEES AND DIRECTORS MAY DILUTE THE INTEREST OF OUR SHAREHOLDERS.

      In connection with Fab 2, we have issued as of December 31, 2004, 53,405,787 ordinary shares to our wafer and equity partners and other shareholders. In January 2001, we issued warrants to our banks exercisable into 400,000 ordinary shares with an exercise price of $6.20. In December 2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of $6.17. Up to approximately 8.5 million additional ordinary shares may be issued upon the conversion of our outstanding convertible debentures and upon exercise of warrants held by some of our shareholders, our debenture holders and our Fab 2 contractor.

      In addition, as of May 31, 2005, we had outstanding employee and directors options to purchase up to 11.5 million shares at a weighted average exercise price of $4.74 (excluding options to purchase up to 1,325,724 shares approved by our board to be granted to our CEO but which are subject to approval of our shareholders), of which 2.9 million options have an exercise price below $1.71. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our wafer partners may elect to convert, on a quarterly basis through 2006, wafer credits we have issued them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the relevant quarter. As of May 31, 2005, we have issued 703,554 of our ordinary shares to Sandisk upon conversion of $1.5 million of wafer credits. See "Item 5 - Liquidity and Capital Resources - "Fab 2 Agreements".

      In May 2005, we signed a letter of intent with our banks which provides for financing in the amount of up to $30 million, subject to, among other things, a similar amount being raised by us from investors. To date, certain of our equity investors and wafer partners have informed us of their willingness to invest $23.5 million towards such funding by investors. In addition, we may seek to raise additional funds from other sources. The investments to be made towards the funding by investors required by our banks, or from other sources, may be for shares or for securities convertible into shares, which would dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE MAY LOWER THE PRICE OF OUR ORDINARY SHARES.

      Of our 66,286,187 outstanding ordinary shares as of May 31, 2005, 24,589,143 are freely tradable and held by non-affiliates, and an additional 108,951 shares held by non-affiliates are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to the time, volume and manner of sale limitations of Rule 144. In addition, certain of our affiliates (Israel Corp., SanDisk, Alliance Semiconductor, and Macronix International) hold 41,588,093 of our shares, of which 4,086,037 are registered for resale and are therefore freely tradable and 6,810,462 are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144. An additional 691,594 shares held by SanDisk will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 during 2005 and 2006. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

OUR PRINCIPAL SHAREHOLDERS OWN A CONTROLLING INTEREST IN US AND WILL BE ABLE TO EXERCISE THEIR INTEREST IN WAYS WHICH MAY BE ADVERSE TO YOUR INTERESTS.

      Our wafer partners and Israel Corp. own approximately 65% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and The Israel Corporation effectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

      All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which is currently experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

      In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. A large part of male Israeli citizens, including our employees, are subject to compulsory military reserve service through middle age. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

OUR OPERATIONS MAY BE AFFECTED BY NEGATIVE ECONOMIC CONDITIONS IN ISRAEL.

      In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

      We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires on December 31, 2005. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

IF WE ARE CONSIDERED TO BE A PASSIVE FOREIGN INVESTMENT COMPANY, EITHER PRESENTLY OR IN THE FUTURE, U.S. HOLDERS WILL BE SUBJECT TO ADVERSE U.S. TAX CONSEQUENCES.

      We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund," or QEF, or a "mark to market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

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

ITEM  4. INFORMATION ON THE COMPANY

      A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors and strategically focused on embedded non-volatile memory, complementary metal oxide semiconductor ("CMOS") image sensor, mixed signal and radio frequency CMOS (RFCMOS) technologies. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron, while 0.13-micron is expected to be ready for production by the end of 2005. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

      We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital CMOS process technology, which is the most widely used method of producing ICs. We currently are focused on the emerging opportunities surrounding CMOS image sensors, embedded flash, mixed-signal and RFCMOS technologies. In addition, we have commenced development of a new technology that targets the radio frequency identification, or RFID, Tags market. Through our expertise and experience gained over a decade of operations, we differentiate ourselves in these areas by creating a high level of value for our clients through innovative technological processes, design support and services, competitive manufacturing indices, such as cycle times and yields, and dedicated customer service.

      Our company was founded in 1993, when we acquired National Semiconductor's 150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. We have also expanded our capacity in Fab 1 to approximately 16,000 wafers per month to meet additional customer demand.

      In May 2004, we signed a foundry agreement with Siliconix incorporated, a subsidiary of Vishay Intertechnology, Inc., for the long-term production of semiconductors. Pursuant to the terms of this agreement, Siliconix will place with us orders valued at approximately $200 million for the purchase of semiconductor wafers to be manufactured at our Fab 1 facility over a seven to ten year period. Siliconix has advanced to us $20 million to be used for the purchase of additional equipment required to satisfy Siliconix's orders, with this amount credited towards the purchase price of the wafers.

      We have completed the construction of the building and infrastructure and are in the course of ramping our second manufacturing facility, or Fab 2. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we might acquire or develop independently or with development partners. Production capacity at the end of December 2004 was 14,600 wafers per month. We currently expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be in 0.13-micron.

      Our capital expenditures net of Investment Center grants for 2004, 2003 and 2002 of $142 million, $137 million and $206 million, respectively, were made principally in connection with the construction of, and purchase of equipment and technology for, Fab 2.

      Our legal and commercial name is Tower Semiconductor Ltd. We were incorporated under the laws of Israel. Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is
972-4-650-6611. Our worldwide web site is located at http://www.towersemi.com. Information on our web site is not incorporated by reference in this annual report.

      B.    BUSINESS OVERVIEW

INDUSTRY OVERVIEW

      Semiconductor devices are responsible for the rapid growth of the electronics industry over the past fifty years. They are critical components in a variety of applications, from computers, consumer electronics and communications, to industrial, military, medical and automotive applications. The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the obsolescence of recently introduced products. As performance has increased and size and cost have decreased, the use of semiconductors and the number of their applications have grown significantly.

      Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities. These companies, such as Intel and IBM, are known as integrated device manufacturers, or IDMs. In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge. Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services. This need has been met by the development of independent companies, known as foundries, that focus primarily on providing IC manufacturing services to semiconductor suppliers. Foundry services are now used by nearly every major semiconductor company in the world, including IDMs as part of a dual-source, risk-diversification and cost effectiveness strategy.

      Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices, which require increasingly complex ICs. In addition to the increased complexity of designs, there has also been a dramatic increase in the number of applications for semiconductors. To compete successfully, semiconductor suppliers must also minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs are focusing more on their core competencies - design and intellectual property - and outsourcing manufacturing to foundries.

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

SPECIALIZED TECHNOLOGIES

      We provide wafer fabrication services and technologies to fabless IC companies and IDMs and enable smooth integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly integrated ICs to market rapidly and cost effectively. We believe that our technological strengths and emphasis on customer service have allowed us to develop unique positions in large, high-growth specialized markets for CMOS image sensors, embedded flash memory, mixed signal and RF CMOS ICs. We serve as a sole source or alternative provider of foundry services.

      We believe that we are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last twelve years. We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications. Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers for both our Fab 1 and Fab 2 facilities who seek to work with a proven provider of foundry services. As a result, we have a high customer retention rate, which is illustrated by our long-standing relationships with leading semiconductor suppliers such as Motorola (now Freescale).

      We derived approximately 39% of our revenues for the year ended December 31, 2004 from our target specialized markets: CMOS image sensors, embedded flash and mixed-signal ICs. We are highly experienced in these markets, being an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies.

CMOS IMAGE SENSORS

      CMOS image sensors are ICs used to capture an image in a wide variety of consumer, communications, medical, automotive and industrial market applications, including camera-equipped cell phones, digital still and video cameras, security and surveillance cameras and video game consoles. We are currently actively involved in this mass market as well as the high-end sensor and applications specific markets, which include applications such as industrial machine vision, medical equipment and automotive sensors. While CMOS image sensors for advanced optical applications are an emerging technology, we believe that they are becoming the preferred technology to traditional charge coupled devices, or CCDs. CCDs have historically provided superior image quality; however, advances in semiconductor manufacturing processes and design techniques have led to significant improvements in CMOS image sensor performance and image quality. These advances have resulted in smaller size circuits and better current control, making it possible to design CMOS image sensors that provide high image quality at a significantly lower cost.

      As early as 1997, we recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry. In entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993. Our services include a broad range of turnkey solutions and services, including sensor design services, optical characterization of a CMOS process, innovative stitching manufacturing technique and optical testing and packaging. CMOS image sensors manufactured by us deliver outstanding image quality for a broad spectrum of digital imaging applications. As the market for these products becomes more main stream, we expect that more competition will enter this high growth market and some of those products will become commodities.

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

      In 1997, we entered into a strategic investment and technology agreement with Saifun Semiconductors Ltd., pursuant to which we obtained approximately a 10% equity stake in Saifun. Together we brought to market a new non-volatile memory technology based on 0.5-micron, microFlash(TM)/NROM(TM). NROM technology enables the implementation of ultra high-density flash arrays using CMOS processes, and is particularly suitable for embedding flash arrays with standard CMOS logic, as well as for commodity memories. Our microFLASH technology, based on Saifun's patented NROM technology, provides greater memory cell density than other currently available flash architectures for given design rule generation, permitting an approximately four-fold reduction in the size of the memory cell for stand-alone memories and embedded applications in a given geometry.

      In December 2004, we sold our entire equity stake in Saifun for approximately $39 million. This sale had no effect on our technology rights under our agreement with Saifun.

MIXED SIGNAL AND RF CMOS

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

      We focus on providing high-quality mixed-signal capabilities, as this technology is a cornerstone to both CMOS image sensor and embedded flash applications. Our expertise in mixed signal has been further enhanced through several strategic initiatives. In 1998, Motorola transferred its 0.6- and 0.8-micron analog and mixed-signal processes to our Fab 1 facility. In May 2003, we licensed a wide array of intellectual property from Chipidea for our Fab 2. Our customers can use Chipidea's extensive IP portfolio with our advanced technology for a state-of-the-art solution that meets their analog and mixed-signal design needs. For example, in February 2004, we launched production of a Coder-Decoder (CODEC) IC for Smart Link, Ltd. utilizing 0.18-micron, mixed-signal technology provided by Chipidea in our Fab 2 facility.

      In recent years, more and more designers opt to develop high frequency products based on RFCMOS technologies as opposed to exotic process technologies, such as SiGe or GaAs. The superior cost structure of CMOS technologies enables high volume, low cost production of such high frequency products. We use our mixed signal expertise to leverage and develop processes and provide services for customers utilizing CMOS technologies.

CONVERGENCE OF TECHNOLOGIES

      In response to the growing demand for a single chip to offer a wide array of functions, we are leveraging a combination of some of the abovementioned technologies by developing a single chip with multiple functions. The successful development of this chip will allow us to provide additional value to our customers and obtain a unique market position by offering our customers a unique technology platform. During 2004, we engaged in projects merging CMOS, NVM and CIS for unique solutions to customers' needs, as well as in a project targeting RFID Tags applications merging RFCMOS, Mixed Signal and NVM technologies onto a single chip.

CUSTOMERS, MARKETING AND SALES

      Our marketing and sales strategy seeks to aggressively expand our global customer base. To achieve this objective, we match our standard digital CMOS technology to the industry benchmark and differentiate ourselves based on customer service, design support and expertise in specialized technologies, such as CMOS image sensors, embedded flash and mixed signal. We have marketing, sales and engineering support personnel in the United States, Taiwan and Israel. Our marketing and sales staff is supported by independent sales representatives, located throughout the world, who have been selected based on their understanding of the semiconductor marketplace.

      Our sales cycle is generally 12-24 months or longer for new customers and can be as short as 9-12 months for existing customers. The typical stages in the sales cycle process from initial contact until production are:

      o     technical evaluation;

      o product design to our specifications including integration of third party intellectual property;

      o     photomask design and third party manufacturing;

      o     silicon prototyping;

      o     assembly and test;

      o     validation and qualification; and

      o     production.

      The primary customers of our foundry services are fabless semiconductor companies and IDMs. A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. When we commenced business in March 1993, our only customer was National Semiconductor. Since then, we have succeeded in adding a significant number of new customers, including many industry leaders and a number of Taiwanese companies who preferred our solution to that offered locally. During the year ended December 31, 2004, we had five significant customers who contributed 24%, 17%, 8%, 8% and 6% of our revenues, respectively. In 2003, we had three significant customers who contributed 24%, 20% and 11% of our revenues, respectively. In 2002, we had three significant customers who contributed 31%, 16% and 13% of our revenues, respectively.

      In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was 38%, 27% and 40% in the years ended December 31, 2002, 2003 and 2004, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                                               Year ended December 31,
                                          --------------------------------
                                          2004          2003        2002
                                          ----          ----        ----
        United States                      60%           73%         62%
           Israel                          20             2           2
Pacific Rim (including Japan)              11(*)         10          25(*)
           Europe                           9            15          11
                                          ---           ---         ---
            Total                         100%          100%        100%
                                          ===           ===         ===

(*)   Including payments made to us in connection with our June 2002 joint development agreement for 0.18-micron embedded MICROFLASH technology.

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

COMPETITION

      The global semiconductor foundry industry is highly competitive. We compete with more than 10 independent dedicated foundries, including Taiwan Semiconductor Manufacturing Corporation, United Microelectronics and Chartered Semiconductor Manufacturing; emerging and existing Chinese, Korean, Malaysian and Taiwanese foundries, including Semiconductor Manufacturing International Corp., DongBuAnam, He Jien Technology, ASMC, Hynix, Powerchip Semiconductor, 1st Silicon, Grace, HHNEC, and Silterra; other specialized foundries, such as AMI Semiconductor, Jazz Semiconductor and X-Fab; and IDMs and end-product manufacturers that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations. Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to other companies involved in the design and manufacture of ICs. We believe that the principal elements of competition in the wafer foundry market are:

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

      We seek to compete primarily on the basis of technology, production quality, device yields and services involving both design and manufacturing. We believe we have a differentiated service offering and track record in specialized markets, which enables us to effectively compete with larger IC manufacturers.

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

      IC MANUFACTURING. Transistors and other circuit elements comprising an IC are formed by repeating a series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask. Advanced IC manufacturing processes consist of hundreds of steps, including photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing. The final step in the IC manufacturing process is wafer probe, which involves electronically inspecting each individual IC in order to identify those that are operable for assembly.

      ASSEMBLY AND TEST. After IC manufacture, the wafers are transferred to assembly and test facilities. In the assembly process, each wafer is cut into dies, or individual semiconductors, and tested. Defective dies are discarded, while good dies are packaged and assembled. Assembly protects the IC, facilitates its integration into electronic systems and enables the dissipation of heat or cold. Following assembly, the functionality, voltage, current and timing of each IC is tested. After testing, the completed IC is shipped to the IC supplier or directly to its final destination.

MANUFACTURING PROCESSES

      We manufacture ICs on silicon wafers, generally using the customer's proprietary circuit designs. In some cases, we use third-party or our own proprietary design elements. The end product of our manufacturing process is a silicon wafer containing multiple identical ICs. In most cases, our customer assumes responsibility for dicing, assembly and testing. Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested. In these cases, we take responsibility for the production and delivery of finished IC products to our customer on a turnkey basis and subcontract some or all of the dicing, assembly and testing functions to third parties. We also maintain limited assembly capabilities for manufacturing prototype units to facilitate customer evaluation and thereby accelerate new product introduction.

      We manufacture ICs using CMOS process technology. CMOS is currently the dominant semiconductor manufacturing process because it requires lower power than other technologies and allows dense placement of components onto a single IC. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance ICs that are smaller and faster. We believe that our specialized process technology distinguishes our IC manufacturing services and attracts industry-leading customers. The specific process technologies that we currently focus on include:

      CMOS IMAGE SENSORS. Our advanced CMOS image sensor process is intended to meet the established growing demand for optical sensors used in consumer, industrial, medical and automotive applications. Our dedicated manufacturing and testing processes assure consistently high electro-optical performance of the integrated sensor through wafer-level characterization. Our CMOS image sensor processes have demonstrated superior optical characteristics, excellent spectral response and high resolution and sensitivity. The ultra-low dark current, high efficiency and accurate spectral response to our photodiode enable faithful color reproduction and acute detail definition.

      In addition, our innovative "stitching" technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field. Our 0.5, 0.35-micron and 0.18-micron CMOS image sensor processes are designed to permit the customer to create high-quality solutions and integrate a product's CMOS analog and logic circuitry together with the sensor pixel array all on one chip, thereby facilitating miniaturization, reducing power consumption and increasing performance.

      EMBEDDED FLASH. Our microFLASH technology, based on Saifun NROM patented technology, provides greater memory cell density than other currently available flash architectures for given design rule generation, permitting an approximately four-fold reduction in the size of the memory cell for stand-alone memories and embedded applications in a given geometry. The relative simplicity of our microFLASH manufacturing process offers cost advantages over competing flash technologies for high density memories. Using our 0.5-micron technology, we have introduced the first of our microFLASH processes into production with the manufacture of a 2 megabit stand-alone memory device and embedded multi-time programming modules, with a limited number of rewrite cycles. Our 0.18-micron embedded flash technology was introduced during 2004, with multiple Flash modules ranging in sizes from 2 megabit to 8 megabit and is currently expected to be ready for production during 2005.

      MIXED SIGNAL. We have developed the Tower Mixed-Signal Design Kit, which contains a comprehensive characterization of a wide range of analog devices, providing our customers with the ability to design mixed-signal ICs for their specific needs. In addition, we developed certain mixed-signal features for use in Fab 2 with our 0.18-micron process (such as high and medium poly-resistors and MIM capacitors) and are constantly expanding those features.

      RFID. In 2004, we started a joint development program that targets the RFID Tag market and utilizes a platform technology of Mixed Signal, RF and Non Volatile memory function. We currently expect prototyping for this technology to commence in 2005 and readiness for production is expected in 2006.

PROCUREMENT AND SOURCING

      Our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals. These raw materials generally are available from several suppliers. In many instances, we purchase raw materials from a single source. In connection with our technology advancement plans, we expect to continue to make purchases of semiconductor manufacturing equipment, mainly for Fab 2.

RESEARCH AND DEVELOPMENT

      Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce to production advanced process technologies that meet our customers' needs. Our process development strategy relies on CMOS process technologies that we primarily license and transfer from third parties. We also develop these technologies on our own, at our own initiative, our customers' request or in cooperation with our customers.

      From time to time, at a customer's request, we develop a specialty process module, which we use for such customer on an exclusive basis, and, if permitted under our agreements with our customers, we then add it to our process offering. Such developments are very common in all of our value added process technologies noted above. In 2004, in response to market demand, we introduced a 0.16-micron optical shrink solution which represents a 10% linear shrink from our existing 0.18-micron offering while utilizing virtually the same 0.18-micron libraries and IP. The shrink allows a 15 to 20 percent die size reduction and a potentially higher wafer ASP and lower die cost. Applications include industry standard CMOS logic and some mixed-signal technologies. This 0.16-micron technology is expected to be ready for production by the end of 2005.

      Our research and development activities have related primarily to our process development efforts and have been sponsored and funded by us with some participation by the Israeli Office of the Chief Scientist, or OCS. Accordingly, we are subject to restrictions set forth in Israeli law which limit the ability of a company to manufacture products or to transfer technologies outside of Israel, if such products or technologies were developed with OCS funding. Research and development expenses for the years ended December 31, 2002, 2003 and 2004 were $17.0 million, $20.7 million and $17.1 million, net of government participation of $1.2 million, $1.1 million and $1.5 million, respectively.

      As of December 31, 2004, we employed 165 professionals in our research and development department, 29 of whom have PhDs. In addition to our research and development department located at our facilities in Migdal Haemek, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS

      Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of May 31, 2005, we held 53 patents. We have entered into various patent licenses and cross-licenses with technology companies including Toshiba, Motorola (now Freescale), Synopsys, ARM, Ceva, IMEC, Cadence Design Systems, Chipidea Microelectronics, Virage Logic, Mentor Graphics Corporation and others. We may choose to renew our present licenses or obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms. In addition, we cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States or Israel.

      We constantly seek to strengthen our technological expertise through relationships with technology companies and silicon suppliers. We seek to expand our core strengths in CMOS image sensors, embedded flash and mixed-signal technologies by combining our proprietary technology with those of other technology companies. A main component of our process development strategy is to acquire licenses to standard CMOS technologies and cell libraries from leading designers, such as Freescale and Toshiba, and further develop specialized processes through our internal design teams. The licensing of these technologies has enormously reduced our internal development costs.

CMOS PROCESS TECHNOLOGY PLATFORM

We have licensed an array of process technologies through the following arrangements:

      o TOSHIBA. In April 2000, we entered into a technology transfer agreement with Toshiba, pursuant to which Toshiba has transferred to us certain advanced CMOS technologies for use in Fab 2. In exchange for certain license and technology transfer fees and royalties, Toshiba has provided us with recipes, know-how and patent licenses and has trained a group of our engineers and managers. Subject to prior termination for cause by Toshiba, our licenses under the agreement with Toshiba are perpetual. Based on Toshiba's 0.18-micron CMOS process technology, we have internally developed an enhanced industry compatible version of the process technology.

      o MOTOROLA (NOW FREESCALE). In September 2002, we entered into a technology transfer and development agreement with Motorola, pursuant to which Motorola has and will transfer to us its 0.13-micron HiPerMOS7 CMOS process technology for Fab 2 as well as co-developed with us an industry-standard compatible version of the process technology. Subject to prior termination for cause by Motorola, our licenses under the technology transfer agreement with Motorola are perpetual. In August 2004, Motorola assigned all of its rights and obligations under the aforementioned agreement to Freescale.

DIGITAL CMOS AND FOUNDATION IP (LIBRARIES)

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

      o SYNOPSYS. In June 2001, we entered into an agreement with Synopsys (formerly, Avant!) under which Synopsys has developed libraries for our 0.18-micron process technology. Multiple customers use the Synopsys libraries in producing their ICs at our company. In April 2004, we entered into a comprehensive technology transfer and license agreement with Synopsys that provides us with broad rights to use Synopsys' library technology in multiple process technology generations including 0.18 micron and 0.13 micron. Under the agreement, we will develop, customize, validate and characterize libraries, based on Synopsys' library technology, which will be distributed and supported by Synopsys. This agreement places us in a unique position of having in-house capability to serve our customers' needs.

      o ARTISAN COMPONENTS (NOW ARM PHYSICAL IP). In June 2002, we entered into a master services and license AGREEMENT with Artisan Components. Under this agreement, Artisan Components has developed a suite of library products for our 0.18-micron process technology. Artisan Components is licensing its libraries to our customers free of charge and multiple customers are using the Artisan Components libraries in their chip design for manufacturing at our company. In June 2004, we concluded an additional agreement with Artisan Components whereby Artisan Components customizes its libraries for our 0.13-micron process and licenses these libraries to end-users free of charge. The Artisan Components libraries include standard cells, general purpose and specialty input-output cells and memory generators. In December 2004, Artisan Components was acquired by ARM Physical IP and assigned thereto the aforementioned agreements.

      o ARM PHYSICAL IP. In November 2002, we joined ARM's Foundry License Program. Through the ARM Program, our customers have gained access to two of ARM's most widely used 32-bit embedded microprocessor cores, or elements, which have been optimized and tested to work on our 0.18-micron manufacturing process. As ARM cores are the most widely used embedded microprocessors today, our agreement with ARM provides our customers a low-risk, low-cost solution for designing and manufacturing advanced ARM-based SoCs, or system-on-chips, at our facilities.

      o VIRAGE LOGIC. In March 2002, we entered into an agreement with Virage Logic for the development of a suite of SRAM and ROM memory compilers for our 0.18-micron process technology, which are available for licensing by our customers. Presently, multiple customers' products that use Virage Logic's memory products are in production at Fab 2.

      In June 2004, we entered into a license agreement with Virage Logic Corporation under which Virage Logic will develop its platform of standard and special libraries for our 0.13-micron process and license the libraries to the end-users free of license charge. The Virage libraries include standard cells and general purpose IO cells and a wide variety of memory compilers.

      In December 2004, we introduced Virage Logic's patented Nonvolatile Electrically Alterable embedded memories for production on our 0.18-micron CMOS logic process. NOVeA is the industry's first embedded reprogrammable nonvolatile memory to be manufactured on a standard CMOS logic process without any additional masks or process steps. We have selected and qualified these memories for our process to help our customers meet their application requirements for cost-effective embedded non-volatile memory for security, encryption, unique device identification, analog trimming, silicon repair and flexible program store.

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

      o CHIPIDEA MICROELECTRONICS. In January 2003, we entered into a non-exclusive, perpetual, royalty-free license and design agreement with Chipidea Microelectronics. Further to this agreement, several Chipidea cores, including Chipidea's USB 2.0 (Universal Serial Bus 2.0) and OTG (On The Go), are currently being utilized by our customers.

      o CADENCE DESIGN SYSTEMS. Under our agreement with Cadence Design Systems signed in 2001, Cadence Design Systems has developed a mixed-signal Process Design Kit, or PDK for the use of our mixed-signal customers. PDK is a process specific analog-mixed signal library designed to work with the Cadence Design Systems custom IC tools and can be used to create analog mixed-signal ICs.

EMBEDDED NON-VOLATILE MEMORIES

      To enhance our strength in embedded non-volatile memories in the 0.18-micron process node, we are collaborating with leaders in embedded non-volatile memory technologies to address the market needs in both the high-end and the low-end of the spectrum.

0.18 MICRON EMBEDDED MICROFLASH TECHNOLOGY

      In June 2002, we entered into a joint development agreement for 0.18-micron embedded MICROFLASH technology with a Japanese semiconductor manufacturer. We currently offer off-the-shelf memory blocks based on this development. In April 2005, the Japanese semiconductor manufacturer elected, and we agreed to terminate this agreement. According to the terms of the termination agreement, the Japanese manufacturer paid us, net of deducted tax, $2.25 million. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the joint development agreement. The license rights granted to the parties continue pursuant to the terms of the original agreement.

IMAGE SENSOR TECHNOLOGIES

      We developed, both independently and together with our customers, basic pixel intellectual property to be used by those customers in the manufacturing of our CMOS image sensor products.

      In May 2005, we entered into a technology development partnership agreement with Atmel Corporation (Nasdaq:ATML) for the development of CMOS image sensor-related processes, including technology modules specifically designed for advanced photodiode structures. Under the agreement, both companies have rights to use the jointly developed technology. Process development and fabrication activities will be carried out at Fab 2.

      Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expires at the end of 2005, and we may be unable to extend or renew it on similar terms.

      Because of the nature of the industry, we may continue to be a party to such infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

      o     negotiating cross-license agreements;

      o seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

      o discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain semiconductors if we were unable to design around the allegedly infringed patents;

      o fighting the matter in court and paying substantial monetary damages in the event we lose; or

      o seeking to develop non-infringing technologies, which may not be feasible.

In the event that any third party causes us or any of our customers to discontinue using certain process technologies, we believe that such an outcome would not have a long-term material and adverse effect, as we could design around such technologies.

      C.    ORGANIZATIONAL STRUCTURE

      The legal and commercial name of our company is Tower Semiconductor Ltd. We were incorporated under the laws of the State of Israel in 1993. We have one subsidiary, incorporated in the United States under the name Tower Semiconductor USA, Inc.

      D.    PROPERTY, PLANTS AND EQUIPMENT

MANUFACTURING FACILITIES

FAB 1

      We acquired our Fab 1 facility from National Semiconductor in 1993, which had operated the facility since 1986. We occupy the facility pursuant to a long-term lease from the Israel Lands Authority that expires in 2032.

      Due to the sensitivity and complexity of the semiconductor manufacturing process, a semiconductor manufacturing facility requires a special "clean room" in which most of the manufacturing functions are performed. Our Fab 1 facility includes an approximately 51,900 square foot clean room.

      Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity from 5,000 wafers per month, using 1.25-micron and 1.0-micron processes, to approximately 16,000 wafers per month based on our current product mix, using our 1.0 micron to 0.35-micron processes, including specialized processes.

      However, our exact capacity is variable and depends on the combination of the processes being used and may be significantly lower at certain times as a result of certain of our combinations. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area within the building shell of Fab 1. During 2004, we began the transfer of Siliconix technology to Fab 1 and started wafer production for Siliconix in the second quarter of 2005.

FAB 2

      In January 2001, we commenced construction of Fab 2, our new advanced wafer fab adjacent to Fab 1 in Migdal Haemek. Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and a 0.18-micron process technology we licensed from Toshiba. We have also licensed 0.13-micron process technology from Freescale, and are in the process of completing its qualification. The overall clean room area in Fab 2 is approximately 100,000 square feet. We began volume production at Fab 2 during the third quarter of 2003. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049.

      Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion. Capital expenditures in 2004, 2003 and 2002 were approximately $172 million, $164 million and $243 million, respectively, before related Investment Center grants of $30 million, $27 million and $37 million, respectively.

ENVIRONMENTAL MATTERS

      Our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations.

      We believe that we are currently in compliance in all material respects with applicable environmental laws and regulations.

      In February 2004, we received ISO 14001 certification from The Standards Institution of Israel. A series of international standards on environmental management, ISO 14000 provides a framework for the development of an environmental management system and the supporting audit program. ISO 14001 is the cornerstone standard of the ISO 14000 series. It specifies a framework of control for an environmental management system pursuant to which an organization can be certified by a third party. The ISO 14001 certification applies to all of our manufacturing facilities. Our authorized design center in Netanya, Israel also received certification.

ITEM  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      A.    OPERATING RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES AND THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 19 TO OUR AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

OVERVIEW

      We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors. Pure-play foundries do not offer any products of their own, but focus on producing integrated circuits based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron, while 0.13-micron is expected to be ready for production by the end of 2005.

      Our primary source of revenue is from the fabrication of ICs using CMOS process technology. We are currently focused on the emerging opportunities involving CMOS image sensors, embedded flash, mixed-signal and RFID technologies. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computer and office equipment, communications, automotive, professional photography and medical device products.

      The primary customers for our products are fabless IC companies and IDMs. A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities. Our sales cycle is generally 12-24 months for new customers and can be as short as 9-12 months for existing customers. The typical stages in the sales process, from initial contact until production are: technical evaluation; photomask design specification; silicon prototyping; assembly and testing; validation and qualification; and production.

      During the year ended December 31, 2004, we had five significant customers who contributed between 6% to 24% of our revenues. In 2003, we had five significant customers who contributed between 6% to 24% of our revenues. In 2002, we had three significant customers who contributed 31%, 16% and 13% of our revenues, respectively. In 2004, SanDisk was instrumental in ramping up our business. While we currently expect that SanDisk will continue to be a significant customer of Fab 2, additional customers are expected to commence or increase their purchase orders following the qualification of their products in Fab 2 during 2005. In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was 40%, 27% and 38% in the years ended December 31, 2004, 2003 and 2002, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

      Our company was founded in 1993, when we acquired National Semiconductor's 150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility, which has improved its process geometries from 1.0-micron to 0.35-micron and enhanced its process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. We have also expanded our production capacity in Fab 1 to approximately 16,000 wafers per month to meet additional customer demand. Fab 1 has been cash flow positive from operations since the second quarter of 2002. During 2004, we began the transfer of Siliconix technology to Fab 1 and started wafer production for Siliconix in the second quarter of 2005.

      During the third quarter of 2003, we completed the construction of the building and infrastructure of our second manufacturing facility, or Fab 2 and since then are in the process of ramping-up Fab 2. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Motorola (now Freescale) and Toshiba, as well as other technologies that we might acquire or develop independently. We began volume production at Fab 2 during the third quarter of 2003. Production capacity of Fab 2 as of the end of December 2004 was 14,600 wafers per month, and we expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be available in 0.13-micron.

CRITICAL ACCOUNTING POLICIES

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

      DEPRECIATION AND AMORTIZATION OF FAB 2 ASSETS. Depreciation and amortization expense in 2004 amounted to $121.1 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method. Currently, we estimate that the expected economic life of the Fab 2 assets will be as follows: (i) prepaid perpetual land lease and buildings - 14 to 25 years;
(ii) machinery and equipment - 5 years; and (iii) the 0.18-micron technology - 4 years, while amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use. We expect that the depreciation and amortization expenses relating to Fab 2 facilities will be approximately $130 million in 2005 due to the Fab 2 ramp-up. Changes in our estimates regarding the expected economic life of Fab 2 assets, or a change in the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, might affect our depreciation and amortization expenses. That effect, if any, under Israel GAAP and US GAAP would be similar.

      IMPAIRMENT OF ASSETS. Standard No. 15, "Impairment of Assets," of the Israeli Accounting Standards Board addresses the accounting treatment and presentation of impairment of assets, and establishes procedures to be implemented in order to ensure that assets are not presented in amounts exceeding their recoverable value. Though according to US GAAP, e.g. FASB 144 and FASB 142, recoverability tests are performed based on undiscounted expected cash flows, Standard No. 15 indicates that an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. While applying the provisions of Standard No. 15 had no effect on our financial position and results of operations, the use of different assumptions with respect to the expected cash flows from our assets and with respect to other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

      STOCK-BASED COMPENSATION. For the purpose of our financial statements under Israeli GAAP, we account for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and authoritative interpretations thereof. Accordingly, we account for share options granted to our employees and directors based on the intrinsic value of the options on the measurement date, and expense deferred compensation in respect of awards with graded vesting terms over the relevant vesting periods.

      We account for stock-based compensation of non-employees (our banks, the construction company of Fab 2 and Israel Corp., our current major shareholder) using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and EITF 96-18: Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

      Commencing in 2006, the initial reporting period in which we are to implement the provisions of SFAS No. 123 (revised 2004) "Shared Based Payments", including authoritative interpretations thereof, in our reconciliation note to US GAAP, we are to account for options granted to our employees and directors using the fair value method. In order to estimate the fair value of options and warrants we have granted and may grant in the future, we use the Black-Scholes option-pricing model. The overall compensation award expenses related to these options and warrants may significantly differ from those recorded in our financial statements as a result of applying different assumptions required for utilizing this model. These assumptions relate mainly to risk-free interest rates, expected life of options and warrants, expected annual volatility and expected dividend yield.

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

      Direct internal costs which were capitalized to Fab 2 consisted primarily of payroll-related costs, and allocated payroll costs, on the basis of management's estimates and assumptions and methodologies, including timesheet inputs. Most of the capitalized payroll-related costs consisted of wages to employees dedicated solely to the establishment of Fab 2. In addition, other direct related expenses such as import costs, transportation, installation and consulting fees were also capitalized. Under different assumptions relating to these costs and their being attributable to Fab 2, the classification and accounting recognition of these costs may have been different, which may significantly affect our financial position and results of operations. The effect, if any, under Israel GAAP and US GAAP would be similar.

RECENT ACCOUNTING PRONOUNCEMENTS UNDER US GAAP AS THEY APPLY TO US

      SFAS NO. 154. ACCOUNTING CHANGES AND ERROR CORRECTIONS. This Statement, published in May 2005, replaces APB Opinion NO. 20, ACCOUNTING CHANGES, and FASB Statement No. 3, REPORTING ACCOUNTING CHANGES IN INTERIM FINANCIAL STATEMENTS, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

      Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

      This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

      This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

      The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on our financial position and results of operations.

      SFAS NO. 151. Inventory Costs, an Amendment of ARB No. 43, Chapter 4 - In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on our financial position and results of operations.

      SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS". In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement, including authoritative interpretation thereof, is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations. SFAS 123(R) will be implemented in the U.S. GAAP reconciliation Note. According to Israeli GAAP, accounting for costs associated with share-based payments is not required. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

      SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

      On March 29, 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"). This staff accounting bulletin expresses views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies.

      On April 14, 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123(R). Under the SEC rule, the provisions of SFAS 123(R) apply to all awards to be granted after January 1, 2006 and to awards modified, repurchased, or cancelled after that date.

      When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, we will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, we will be required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, we are required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

      Recently we have commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet are currently unable to fully quantify the effect of this Standard on the future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses we are to record in the future in comparison to the expenses recorded under the guidance currently applied by us.

      SFAS 153, EXCHANGE OF NON-MONETARY ASSETS. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The adoption of this Standard is not expected to have a material effect on our financial position and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS UNDER ISRAELI GAAP AS THEY APPLY TO US

      ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME". In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Taxes on Income" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing taxes on income in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The adoption of the Standard is not expected to have a material effect on the Company's financial position and results of operations.

RESULTS OF OPERATIONS

       You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of sales for the years indicated.

                                                            YEAR ENDED DECEMBER 31,
                                                      -----------------------------------
                                                       2004           2003           2002
                                                      ------         ------         ------
STATEMENT OF OPERATIONS DATA:
Sales ..........................................       100.0%         100.0%         100.0%
Cost of sales ..................................       181.2          199.4          129.4
                                                      ------         ------         ------
Gross loss .....................................       (81.2)         (99.4)         (29.4)
Research and development expenses, net .........        13.5           33.7           32.8
Marketing, general and administrative expenses..        16.9           36.9           33.0
                                                      ------         ------         ------
Operating loss .................................      (111.6)        (170.0)         (95.2)
Financing expense, net .........................       (23.6)         (16.1)          (4.0)
Other income (expense), net ....................        25.9           (0.1)            --
                                                      ------         ------         ------
Loss ...........................................      (109.3)%       (186.2)%        (99.2)%
                                                      ======         ======         ======

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

      SALES. Sales in the year ended December 31, 2004 increased by 105.4% to $126.1 million from $61.4 million in 2003. This $64.7 million increase was attributable to the ramp up of capacity of our Fab 2 wafer fabrication and the increase in production levels.

      COST OF SALES. Cost of sales in the year ended December 31, 2004 totaled $228.4 million, compared with $122.4 million in 2003. This increase was due mainly to Fab 2 operations, which in 2003 operated only for half a year while in 2004 operated for a full year, resulting in an increase of $61.6 million in depreciation and amortization expenses and an increase of $23.9 million in materials usage mainly related to Fab 2.

      GROSS LOSS. Gross loss in the year ended December 31, 2004 was $102.4 million compared to a gross loss of $61.0 million in 2003. The increase in gross loss was primarily attributable to the increased cost of sales, which was partially offset by the increase in revenues.

      RESEARCH AND DEVELOPMENT. Research and development expenses in the year ended December 31, 2004 decreased to $17.1 million from $20.7 million in 2003. The decrease was primarily due to decreased expenses related to the Fab 2 0.13-micron technology agreement signed with Freescale in 2002. Research and development expenses are reflected net of participation grants received from the Israeli government ($1.5 million and $1.1 million, in 2004 and 2003, respectively).

      MARKETING, GENERAL AND ADMINISTRATION. Marketing, general and administrative expenses in the year ended December 31, 2004 decreased to $21.3 million from $22.6 million in 2003, primarily due to decreased use of outsourcing services.

      OPERATING LOSS. Operating loss in the year ended December 31, 2004 was $140.7 million, compared to $104.4 million in 2003, attributable primarily to the ramp-up of Fab 2. This increase in the operating loss reflects an increase in gross loss of $41.4 million, a decrease in research and development expenses of $3.6 million and a decrease in marketing and sales, general and administrative expenses of $1.3 million.

      FINANCING EXPENSES, NET. Financing expenses, net in the year ended December 31, 2004 were $29.7 million compared to financing expenses, net of $9.8 million in 2003. This increase is mainly due to an increase of $19.5 million in connection with our Fab 2 facility agreement attributable to (i) an increase during 2004 in the total amount of long-term loans which financed the construction and equipping of Fab 2, (ii) the discontinuation of capitalization of financing costs that had been capitalized prior to the commencement of operations of Fab 2 in the third quarter of 2003 and (iii) the increase in the interest rate from LIBOR plus 1.5% in 2003 to LIBOR plus 2.5% commencing from January 2004 pursuant to the November 2003 amendment to our credit facility agreement with our banks.

      OTHER INCOME (EXPENSE), NET. Other income, net in 2004 was $32.7 million compared to other expense, net of $0.1 million in 2003 due to the sale in 2004 of our shareholdings in Saifun Semiconductors Ltd. for a net capital gain of $32.4 million.

      LOSS. Our loss in the year ended December 31, 2004 was $137.8 million, compared to $114.3 million in 2003. This increase is primarily attributable to the increased operating loss of $36.3 million and the increase in financing expenses, net, of $19.9 million offset by increased other income, net of $32.8.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      SALES. Sales in the year ended December 31, 2003 increased by 18.5% to $61.4 million from $51.8 million in 2002. This $9.6 million increase was attributable to a higher volume of wafer shipments, which resulted in an increase in Fab 1 sales of $2.9 million, and a $6.6 million increase in Fab 2 revenues. Fab 2 revenues in 2003, which derived from the sale of wafer products, were $14.7 million, in comparison with Fab 2 revenues of $8.1 million in 2002, all of which was attributable to our joint development agreement for the development of 0.18-micron embedded microFLASH technology.

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

      RESEARCH AND DEVELOPMENT. Research and development expenses in the year ended December 31, 2003 increased to $20.7 million from $17.0 million in 2002. The increase was primarily due to increased research and development activities related to the technologies we licensed from Freescale and Toshiba for Fab 2. Research and development expenses are reflected net of participation grants received from the Israeli government ($1.1 million and $1.2 million, respectively).

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

      FINANCING EXPENSES, NET. Financing expenses, net in the year ended December 31, 2003 were $9.8 million compared to financing expenses, net of $2.1 million in 2002. This increase is mainly due to an increase of $9.2 million in connection with our Fab 2 activities and is attributable to (i) an increase during 2003 in the total amount of long-term loans which financed the construction and equipping of Fab 2, and (ii) the discontinuation of capitalization of financing costs that had been capitalized prior to the commencement of operations of Fab 2.

      LOSS. Our loss in the year ended December 31, 2003 was $114.3 million, compared to $51.4 million in 2002. This increase is primarily attributable to the increased operating loss of $55.0 million and the increase in financing expenses, net, of $7.7 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

      The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During 2004, the dollar was devalued against the NIS by 1.6%, and the Israeli Consumer Price Index, or CPI increased by 1.2%. During 2003, the dollar was devalued against the NIS by 7.6%, while the CPI in Israel decreased by 1.9%.

      We believe that the rate of inflation in Israel has had a non-material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

      Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

      Our borrowings under our Fab 2 credit facility, which comprise the majority of our long-term liabilities, provide for interest based on a floating Libor rate, and we are therefore exposed to interest rate fluctuations. From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate and currency exchange rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

      Our convertible debentures are denominated in NIS linked to the Israeli CPI and therefore we are exposed to fluctuation in the NIS/dollar exchange rate. The dollar amount of our financing costs (interest and currency adjustments) related to the convertible debentures will increase if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of the convertible debentures will increase as well.

      The quantitative and qualitative disclosures about market risk are in Item 11 of this annual report.

      B.    LIQUIDITY AND CAPITAL RESOURCES

      At December 31, 2004, we had an aggregate of $81.5 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $39.7 million was contractually restricted for Fab 2 use only and $14.1 million was contractually restricted for use in the Siliconix project only. This compares to $56.5 million in cash, cash equivalents, and short-term and interest-bearing deposits, of which $44.0 million was contractually restricted for Fab 2 use only, as of December 31, 2003. In addition, as of December 31, 2004, we had $5.1 million (as of December 31, 2003, $4.8 million) in long-term interest-bearing deposits, which were contractually serving as a security for our convertible debentures.

      During the year ended December 31, 2004, we generated cash from the following sources: $66.0 million from bank loans; $75.9 million from the issuance of shares, net; $38.7 million in proceeds from the sale of Saifun shares; $20.0 million from Siliconix advances on account of future wafer purchases; $32.6 million from Investment Center grants and $2.6 million in proceeds from disposal of property. These liquidity resources financed our operating activities (net amount of $54.3 million) and our investments made during the year ended December 31, 2004, which aggregated $155.7 million mainly in connection with the construction, and purchase and installation of equipment and other assets, of Fab 2.

      As of December 31, 2004, we had loans in the amount of $497.0 million in connection with the loans we obtained during 2004, 2003 and 2002 for the establishment of Fab 2.

      We completed the construction of the building and infrastructure of Fab 2 during the third quarter of 2003 and since then are in the process of ramping-up Fab 2, our new advanced wafer facility adjacent to Fab 1 in Migdal Haemek, Israel. Production capacity of Fab 2 at the end of December 2004 was 14,600 wafers per month. We currently expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be in 0.13-micron. As of December 31, 2004, we received a total of $1,164 million for Fab 2, as set forth below in tabular form. The remainder of the Fab 2 ramp up financing may be funded by additional grants available from the Investment Center, sales of our securities, additional loans, including from our banks, wafer prepayments from our customers and cash flow from operations or from other sources.

      In recent years, we have experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. In order to have adequate liquidity for our activities in 2005, we have taken measures to reduce our short-term liabilities. We have implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, we completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In addition, in May 2005, we signed a letter of intent with our banks which provides for financing in the amount of up to $30 million, subject to, among other things, a similar amount being raised by us from investors. To date, certain of our equity investors and wafer partners have informed us of their willingness to invest $23.5 million towards such funding by investors. The letter of intent is subject to the execution of a definitive amendment to our credit facility agreement, which we are currently negotiating. If the definitive amendment to our credit facility agreement is executed and consummated and we raise from investors the funds stipulated in the letter of intent, or if we find alternative financing for said amounts, we expect to have adequate liquidity for our short-term activities and liabilities during the second half of 2005. If we raise the funds contemplated by the letter of intent, we will still need to raise additional funds in order to finance our activities and liabilities in 2006, at least until we achieve positive cash flow from our operations. During the years 2004, 2003 and 2002, the majority of our liquidity and capital resources and expenditures were in connection with Fab 2, in which we have spent as of December 31, 2004, $1,185 million, including net cash flows for operating activities.

      The following chart illustrates the various financial sources available to us to fund the construction and ramp-up of Fab 2, the amounts received as of December 31, 2004 and the amounts expected or required to be received from various sources as of December 31, 2004. We cannot assure you that we will be able to obtain funds from these sources as expected due to poor conditions in capital markets, poor conditions in the semiconductor market, failure to benefit from upswings in the semiconductor market or other factors, any or all of which may affect our ability to raise funds. If we do not satisfy our need for funds for Fab 2 or if the timing of the receipt of financing lags behind the timing of expenses, we may from time to time experience lack of liquidity for our activities. The table does not reflect the letter of intent signed with our banks in May 2005 which provides for financing in the amount of up to $30 million, subject to, among other things, a similar amount being raised by us from investors (See "Risk Factors - If the terms reflected in the letter of intent that we signed with our banks in May 2005 are not effectuated, or if do we not find alternative financing, we may not be able to maintain our operations.").

Financial Sources based on agreements and arrangements completed through December 31, 2004

                                                                             AMOUNTS
                                                                             EXPECTED
                                                                            OR REQUIRED
                                                                                TO
                                                           RECEIVED AS      BE RECEIVED
                                                               OF              AFTER
                                                            DECEMBER         DECEMBER        TOTAL
                                                            31, 2004         31, 2004         (5)
                                                                           (IN MILLIONS)
                                                                           -------------
Wafer Partners and other equity investors......              $ 306             $  0          $ 306
Israel Government Investment Center............                151               99(1)         250
Credit facility................................                497(2)             0(4)         497
Other financing sources........................                210               28(3)(4)      238

(1) Under the requirements of Israeli Law, we are required to complete our approved investment program for Fab 2 by the end of 2005 (see "- Investment Center Grants" below). Currently, we do not expect to complete our investments by December 2005 and failure to achieve a satisfactory arrangement with the Investment Center by way of an expansion plan may result in the cancellation of all or a portion of our grants and the Investment Center may require us to repay all or a portion of grants already received. See "Risk Factors - If we do not meet conditions to receive the Israeli government grants and tax benefits approved for Fab 2, we may be required to seek alternative financing sources."

(2) Under the credit facility agreement, we are required to comply with minimum production capacity milestones and maintain certain financial ratios and additional conditions and covenants. For a description of these ratios and covenants, see below "Fab 2 Agreements-Credit Facility".

(3) Under the November 11, 2003 amendment to our Fab 2 credit facility, we are required to raise additional financing from specified sources by various prescribed dates in an aggregate amount of $152.0 million by no later than the end of 2005 (see "Material Agreements - Credit Facility"). As of December 31, 2004, we have raised an aggregate of $123.7 million and are required to raise $28.3 by December 31, 2005. We expect to raise the remaining funding through:
(i) equity investments, including the sale of convertible securities and/or (ii) wafer prepayments from customers.

(4) We have agreed with our banks and the Israel Corporation Ltd. to complete a rights offering on pre-determined terms if we do not complete the required fundraising of $152 described above. This arrangement may result in the availability of up to $12 million additional loans under our credit facility and up to $14 million from Israel Corp.

(5) We will be required to make capital investments and acquire and implement advanced technologies in order to complete the ramp-up Fab 2. In addition to the amounts listed in footnote 3 above, we will require additional cash to complete the full ramp-up of Fab 2. (See "Risk Factors - If the terms reflected in the letter of intent that we signed with our banks in May 2005 are not effectuated, or if do we not find alternative financing, we may not be able to maintain our operations.")

FAB 2 AGREEMENTS

      In January 2001, we commenced construction of Fab 2, our new advanced wafer fabrication facility adjacent to Fab 1 in Migdal Haemek. Fab 2 offers integrated circuit manufacturing services utilizing advanced materials and using a 0.18-micron process technology we licensed from Toshiba. We have also licensed 0.13-micron process technology from Motorola (now Freescale) and are in the process of completing its qualification. The overall clean room area in Fab 2 is approximately 100,000 square feet. We began volume production at Fab 2 during the third quarter of 2003. Production capacity at the end of December 2004 was 14,600 wafers per month, and we currently expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be in 0.13-micron.

      WAFER PARTNER AGREEMENTS. During 2000, we entered into a series of agreements with four wafer partners: SanDisk Corporation, Alliance Semiconductor, Macronix International and QuickLogic Corporation. The wafer partners agreed to invest $250 million in us; SanDisk, Alliance and Macronix each committed to invest $75 million, and QuickLogic committed to invest $25 million in exchange for our ordinary shares and credits towards the purchase of wafers from Fab 2 under the terms set forth in the agreements. We also agreed to reserve approximately 50% of Fab 2's capacity for our wafer partners for a 10-year period ending in January 2011, including during the ramp-up of Fab 2. In addition, these agreements generally provide for a five percent discount on wafer purchases made by the wafer partners of up to 80% of the maximum Fab 2 wafer fabrication capacity committed to the wafer partners, subject to minimum holdings of our ordinary shares. These agreements (and the agreements with our financial investors) were amended in April 2002, May 2003, and November 2003.

      To date, we have received an aggregate of $246.8 million from our wafer partners, of which $199.6 million was invested in consideration for 26,242,875 of our ordinary shares, and the remaining $47.2 million was established as wafer credits. Our wafer partners are not obligated to invest any more money in us. However, in connection with the letter of intent we signed with our banks in May 2005, certain of our equity investors and wafer partners have informed us of their willingness to invest $23.5 million in our company.

      INVESTMENT BY ISRAEL CORPORATION AND OTHER FINANCIAL INVESTORS. In December 2000, Israel Corp., our current principal shareholder and one of Israel's major holding companies, agreed to invest $50.0 million contemporaneous with the investments by the wafer partners. In consideration of Israel Corp.'s aggregate investment of $50 million, we issued ICTech a total of 6,749,669 of our ordinary shares through January 2004.

      In February 2001, the Challenge Fund-Etgar II agreed to invest $5.0 million in our company on substantially the same terms as ICTech. In consideration of Challenge's aggregate investment of $5.0 million, we issued Challenge a total of 670,166 of our ordinary shares through January 2004.

      WAFER CREDITS. In connection with their investments in Fab 2, we issued to our wafer partners non-transferable credits which may be used to reduce the cash amounts to be paid by them when paying for wafers manufactured in Fab 2. These credits could generally be used at a rate of 7.5% for purchases made through June 2005 and 15% for purchases made thereafter. Our major wafer partners, SanDisk, Alliance and Macronix, have agreed that they will not utilize any of their credits, which amounted to $40.5 million as of December 31, 2004, for purchase orders of our wafer products until December 31, 2006. From January 1, 2004 to December 31, 2006, each major wafer partner is entitled, every quarter, to convert into our ordinary shares its wafer credits that could have been utilized by such wafer partner against the actual payment of wafers manufactured at Fab 2 during such quarter; otherwise, these credits will bear interest payable every quarter at three-month LIBOR plus 2.5% through December 31, 2007. On December 31, 2007, the remaining wafer credits that could have been utilized during this period that have not been converted into shares will be repaid to all our major wafer partners. Should the wafer partners elect to convert their wafer credits into our ordinary shares, they will be issued ordinary shares at the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last day of the relevant quarter. For example, if our major wafer partners purchase an amount of wafers which would otherwise result in their using the full amount of credits available to them as of March 31, 2005, and they elect to convert all of these credits into ordinary shares, we will issue them an aggregate of 27.6 million shares, assuming the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last relevant quarter is $1.55. We have also agreed to allow our wafer partners to convert, during January 2006, their remaining wafer credits issued in connection with their fourth milestone payment up to an aggregate of $13.2 million, which they may have as of December 31, 2005, into our ordinary shares, at the average trading price of our ordinary shares during the 15 consecutive trading days preceding December 31, 2005. If the wafer partners exercise this right and are issued more than 5%, in the aggregate, of our shares on January 31, 2006, we have agreed to offer all of our other shareholders the right to purchase our shares at the same price per share.

      All the ordinary shares issued to our wafer partners and Israel Corp. in connection with their committed investments are subject to (i) restrictions on transfer and (ii) registration rights. These transfer restrictions have been extended by two years to January 2006 with respect to the ordinary shares that represent 70% of the ordinary shares held by such investor which were acquired in connection with (a) its committed investments which are held in January 2004,
(b) our September 2002 rights offering and (c) ordinary shares issued upon the conversion of its wafer credits as described above.

      TECHNOLOGY AGREEMENT WITH TOSHIBA. In April 2000, we entered into a technology transfer agreement with Toshiba Corporation pursuant to which Toshiba has transferred to us certain advanced CMOS technologies for use in Fab 2. In exchange for license and technology fees and royalties, Toshiba has provided us with recipes, know-how and patent licenses and has trained a group of our engineers and managers. We have internally developed an enhanced industry compatible version of the CMOS process technology, as well as specialized technologies such as CMOS image sensor and mixed signal. Subject to termination for cause by Toshiba, our licenses under this agreement are perpetual. Our agreement with Toshiba does not include any non-competition arrangements. Toshiba has invested $10 million in our equity in exchange for 772,667 ordinary shares pursuant to this agreement. We also agreed to reserve a portion of our Fab 2 capacity for Toshiba for a period ending in December 2005.

      TECHNOLOGY TRANSFER AND DEVELOPMENT AGREEMENT WITH MOTOROLA (NOW FREESCALE). In September 2002, we entered into a technology transfer and development agreement with Motorola, Inc. (which was later assigned to Freescale) pursuant to which Freescale has and will transfer to us its 0.13-micron HiPerMOS7 CMOS process technology for Fab 2 as well as co-develop with us an industry-standard compatible version of the process technology. Subject to termination for cause by Freescale, our licenses under this agreement are perpetual. Our agreement with Freescale does not include any non-competition arrangements.

      JOINT DEVELOPMENT AGREEMENT. In June 2002, we entered into an agreement for the joint development of 0.18-micron embedded microFLASH technology with a Japanese manufacturer. The Japanese manufacturer granted to us the non-exclusive right to utilize, on a royalty-free basis, our jointly developed technology, which is based on its 0.18-micron process technology, for foundry services and for the manufacture and sale of our own proprietary products. We granted the Japanese manufacturer a royalty-free, non-exclusive license with respect to our microFLASH technology for manufacturing semiconductor devices that utilize our jointly developed technology for its own semiconductor business.

      In April 2005, the Japanese manufacturer elected, and we agreed, to cease the joint development of certain technology and to terminate the agreement. According to the terms of the termination agreement, the Japanese manufacturer paid us, net of deducted tax, $2.25 million. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the joint development agreement. The license rights granted to the parties continue pursuant to the terms of the original agreement.

      CREDIT FACILITY. In January 2001, we entered into a credit facility with two leading Israeli banks, Bank Hapoalim and Bank Leumi, pursuant to which the banks committed to make available to us up to $550 million in loans for Fab 2. As a result of our reduction of the total project cost of Fab 2 through the renegotiation of equipment prices and a change of equipment suppliers, in January 2002, we and our banks agreed to amend the credit facility such that the total amount of loans committed by the banks was reduced to $500 million. Pursuant to the comprehensive amendment to the credit facility signed on November, 11, 2003, the loans were to be drawn down through December 2004 and are repayable as follows: (i) with respect to loans received by us through December 31, 2003, we repaid our banks on December 31, 2003 all payments due by such date, amounting to $431 million and, concurrently, drew down an equivalent amount from our banks on such date to be repaid in 12 quarterly installments commencing on March 31, 2007 and bearing interest, payable quarterly, at LIBOR plus 2.5%, and (ii) with respect to loans received after December 31, 2003 (amounting to $66.0 million), we will repay our banks, in 12 quarterly installments, or before the maturity date of the facility, commencing three years from the drawdown date of each loan and bearing interest, payable quarterly, at LIBOR plus 2.5%. As of December 31, 2004, we have drawn $497 million in loans. We paid the banks an annual commitment fee of 0.25% on any unused portion of the facility. Under the terms of the amended facility agreement, (i) Fab 2 must have full manufacturing capacity of 33,000 wafer starts per month by December 31, 2007; (ii) there are limitations on changes of ownership which generally requires that, through January 2006, (a) our three largest wafer partners not sell the shares they purchased in connection with each of their $75 million investments in our shares other than a portion of their holdings which may be sold prior to this date and (b) Israel Corp. hold during this period at least the higher of (i) eight million of our ordinary shares or (ii) 16.5% of our issued share capital less two million ordinary shares, with portions of the shares held by our wafer partners being released from these restrictions through January 2008 and January 2009 with respect to Israel Corp.; and (iii) additional conditions and covenants, including restrictions on debt and a prohibition on the distribution of dividends prior to 2008.

      Under the terms of the amended facility agreement, we must also meet certain financial ratios. For any quarter, the "life of loan coverage ratio" (which is the ratio of our Fab 2 net cash flow to our total debt related to Fab 2 in any quarter) is not permitted to be less than 1.3 at any time. In addition, our ratio of equity to assets is not permitted to be less than 0% until the end of 2006, 20% during 2007 and 30% thereafter, until the termination of the facility agreement. The facility agreement also provides that we must comply with additional financial covenants relating to quarterly sales and quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA). As of December 31, 2004, due mainly to the recent and current slow-down in the semiconductor industry, we did not comply with certain of the above financial ratios and covenants. We prepared an updated Fab 2 working-plan for 2005 based on prevailing and forecasted market conditions. We requested our banks to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan. In January 2005, we signed a waiver letter agreement with our banks according to which the banks waived our non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. Said agreement also amended certain of the financial ratios and covenants that we are required to comply with during 2005. Currently, we estimate that we may not comply with certain of the financial ratios and covenants for the third quarter of 2005 and thereafter. In connection with the negotiations for a definitive amendment to our credit facility agreement with our banks following the signing of a letter of intent in May 2005, we have submitted to our banks an updated Fab 2 working-plan based on prevailing and forecasted market conditions and requested our banks to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan. While the banks have waived our past noncompliance, should we fail to comply with our covenants, and our banks do not waive our non-compliance, the banks may require us to immediately repay all loans made by them to us, plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets.

      Pursuant to our credit facility agreement, we have to raise an aggregate amount of $152 million from specified financial sources by December 31, 2005. As of the date of this annual report, we have raised $126 million out of the $152 million we have to raise. The amendment to the credit facility provides that, should we fail to meet any of the fundraising obligation, the banks will have the option to demand that we consummate a rights offering under the following terms:

      o The amount of the rights offering shall equal the difference between the amount actually raised towards the failed financing obligation and what was to be raised;

      o We will offer convertible securities to all of our shareholders in units comprised of convertible debentures, convertible into, and warrants exercisable for, our ordinary shares so that each unit will include 45% warrant coverage of the amount of shares that may be issued on the basis of an assumed conversion of the convertible debentures;

      o Each convertible debenture will bear interest at the rate of 6% per year; 1% interest will be payable once a year, and the balance of such interest (5%) will accrue until the maturity of the convertible debentures on a compounded basis, which maturity shall not be earlier than December 31, 2009;

      o The convertible debentures (principal and compounded interest) will be convertible into our ordinary shares at a rate equal to the amount that was to be raised plus the accumulated interest at such time of conversion divided by the lower of a (i) 50% discount of the market price of our shares at the close of trading on the trading day immediately prior to the date of the prospectus relating to the rights offering; or (ii) 50% discount of the average market price of our ordinary shares during the 15 consecutive trading days prior to the date of the prospectus relating to the rights offering;

      o Each warrant will be exercisable into one of our ordinary shares at such exercise price, which is equivalent to 80% of the lower of (i) the trading price for our ordinary shares at the close of trading on the trading day immediately prior to the date of the prospectus relating to the rights offering; or (ii) the average trading price for our shares during the 15 consecutive trading days preceding the date of the prospectus relating to the rights offering; and

      o     The warrants shall expire five years from their date of issuance.

      If our banks exercise this option, Israel Corp., our current major shareholder, has undertaken to our banks to exercise all of the rights Israel Corp. receives in the rights offering. In addition, as part of Israel Corp.'s commitment, it will purchase from us additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between what we actually raised towards the failed financing obligation and what was to be raised, less amounts raised in the rights offering, if any (including less any amounts invested in the rights offering in connection with Israel Corp.'s exercise of its own rights). As a result of our satisfying certain of our fund raising obligations, the aggregate maximum amount of Israel Corp.'s undertaking to our banks was effectively reduced to $14 million from $50 million. If certain of our shareholders participate in the above investments, then their investments will be deemed to be investments made by Israel Corp. towards its maximum commitment. In the event that the rights offering cannot be completed, Israel Corp. has undertaken to purchase from us in a private placement 50/93 of the amount we were to raise in the rights offering. Israel Corp. may fulfill its investment commitments through IC Tech.

      Israel Corp.'s commitment and our obligation to consummate a rights offering expire on the earlier of: (i) such time that we will fulfill our fundraising obligation to raise an aggregate of $152 million under the credit facility, (ii) such time as Israel Corp. has invested its maximum commitment as described above ($14 million), or (iii) June 30, 2006. Under certain conditions, the term of Israel Corp.'s commitment and our corresponding obligations may be reduced.

      Following the receipt of the above described investments from Israel Corp., our banks will permit us to draw additional funds under the credit facility at a ratio of $43 for every $50 invested by Israel Corp., up to $12 million in the aggregate, which will be repayable by December 31, 2007. Should we draw down loans using this additional amount of our credit facility, our banks will be issued 30% warrant coverage of the amount drawn down, based on the average closing price of our ordinary shares during the 15 consecutive trading days prior to the time we draw down such loans.

      In consideration for Israel Corp.'s commitment to complete this investment, we agreed to issue warrants to Israel Corp. comprised of a commitment fee and a subscription fee: The commitment fee equals 1.0% of the initial $50 million commitment less Israel Corp.'s portion of a theoretical rights offering if held on November 11, 2003 (the date we signed the amendment to the credit facility). We therefore issued warrants for the purchase of 58,906 of our ordinary shares at an exercise price of $6.17 (the 15 trading day average closing price of our shares on Nasdaq prior to the date of the November 11, 2003 amendment with our banks). The subscription fee will equal 5% of the total amount of money invested by Israel Corp. in consideration for all of the unsubscribed rights that it actually purchases. The exercise price for the warrants to be issued with respect to the subscription fee will be the 15 trading day average closing price of our shares prior to the date of the rights offering prospectus. All the warrants issued with respect to the commitment fee and the subscription fee shall expire five years from their date of issuance.

      We have agreed to indemnify Israel Corp. for any liabilities they incur with respect to these arrangements, following the execution of Israel Corp.'s undertaking, up to a maximum of $100 million as follows: up to $25 million cash and any amount exceeding such $25 million limit will earn interest at LIBOR plus 2.5% and will be paid on the same terms that we repay our loans to our banks.

      Our November 11, 2003 amendment to the credit facility further provides that upon certain triggering events (such as the commencement of bankruptcy or receivership, proceedings against us ordered by a court of competent jurisdiction or the prior determination of an arbitrator that bankruptcy or receivership proceedings would be issued by a court against us were a petition to be filed with a court seeking reorganization or arrangement under applicable bankruptcy law or our requesting creditor protection), our banks will be able to bring a firm offer made by a potential investor to purchase our shares at the price provided in the offer. In such case, we shall be required thereafter to procure a rights offering to invest up to 60% of the amount of this offer on the same terms. If the offeror intends to purchase a majority of our outstanding share capital, the rights offering will be limited to allow for this, unless Israel Corp. and the wafer partners (excluding QuickLogic) agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the offer is invested.

      In May 2005, we signed a letter of intent with our banks which provides for financing in the amount of up to $30 million, subject to, among other things, a similar amount being raised by us from investors. To date, certain of our equity investors and wafer partners have informed us of their willingness to invest $23.5 million towards such funding by investors. The letter of intent is subject to the execution of a definitive amendment to our credit facility agreement, which we are currently negotiating.

      If, as a result of any default, our banks were to accelerate our obligations, we would be obligated to immediately repay all loans made by the banks, plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. An event of default under the credit facility and the subsequent enforcement by the banks of their remedies under the credit facility may result in the cancellation of all or a portion of our Fab 2 Investment Center grants and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received ($154.1 million as of March 31, 2005).

      In January 2001, we also issued the banks warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, exercisable until January 2006. Pursuant to the November 11, 2003 amendment to the credit facility, we issued our banks additional five year warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008. In addition, in the event that our banks increase our credit facility as described above, we will issue our banks additional five-year warrants equivalent to 30% of the amount drawn down based on the average closing price of our ordinary shares during the 15 trading days prior to the time we draw down such loan.

      We have registered liens in favor of our banks on substantially all of our present and future assets. The agreements with our banks restrict our ability to place liens on our assets (other than to the State of Israel in respect of investment grants and to Siliconix in respect of assets purchased under our agreement with it) without the prior consent of the banks.

      INVESTMENT CENTER GRANTS. In December 2000, the Israeli government's Investment Center approved an investment program in connection with Fab 2. The approval certificate provides for government grants equal to 20% of qualified investments up to $1.25 billion (i.e., up to $250 million), subject to customary conditions and other conditions, including a requirement that approximately $400 million of our Fab 2 funding consist of paid-in-capital and that $550 million of our Fab 2 funding be obtained by way of a credit facility from commercial banks (which amount was subsequently reduced to $500 million with the consent of the Investment Center). We have registered a lien on our assets for the benefit of the Investment Center which ranks subordinate to that of our banks. The approval certificate also provides for a tax holiday on all taxable income related to Fab 2 for the first two years of undistributed profitable operations. As of December 31, 2004, we had received $150.6 million in grants from the Investment Center, and raised approximately $385 million as paid in capital towards the $400 million requirement described above. As long as we comply with the terms of our approval certificate, we are not required to make royalty payments or any other payments under the terms of our Investment Center grants.

      To be eligible to receive grants, we are required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004, we received approval of our revised investment schedule from the Investment Center. In addition, we are required to complete our Fab 2 investments by the end of 2005, which we do not currently expect to satisfy. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program that shall commence on January 1, 2006. In April 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. During 2005, we received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. However, there can be no assurance that we will obtain the Investment Center's approval for the new expansion program and we cannot estimate the outcome of our efforts to obtain such approval.

      Since the inception of our financing activity for Fab 2, we have completed the following public offerings:

      SALE OF UNITS. In January 2002, we completed a sale of units in Israel, composed of NIS 110,579,800 principal amount of convertible unsecured subordinated debentures and 2,211,596 options, resulting in net proceeds of approximately $21.5 million. Each debenture is NIS 1 in principal amount, and is adjusted to reflect increases in the Israeli Consumer Price Index and bears interest at a rate of 4.7% per annum, payable yearly commencing January 20, 2003. Principal is payable in four installments beginning in January of 2006 through 2009. Prior to December 31, 2008, the debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 41 principal amount of debentures linked to the Israel Consumer Price Index. Each option is exercisable into one ordinary share until January 20, 2006 at an exercise price of NIS 39 (as of December 31, 2004 - NIS 41.20, $9.56), linked to the Israel Consumer Price Index.

      RIGHTS OFFERING. In September 2002, we distributed to our shareholders and certain of our employees in Israel and the United States rights to purchase ordinary shares and warrants to purchase our ordinary shares. Substantially all of the rights exercised in connection with the rights offering were exercised by Israel Corp. and our major wafer partners. The rights offering resulted in net proceeds of approximately $19.7 million.

      UNDERWRITTEN PUBLIC OFFERING. In January 2004, we completed an underwritten public offering in the United States of 11.44 million of our ordinary shares at a price to the public of $7.00 per share. The underwritten public offering resulted in net proceeds of approximately $75.1 million.

      C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our research and development activities have related primarily to our process development and microFLASH module design efforts, and have been sponsored and funded by us with some participation by the Israeli government. Research and development expenses for the years ended December 31, 2004, 2003 and 2002 were $17.1 million, $20.7 million and $17.0 million net of government participation of $1.5 million, $1.1 million and $1.2 million, respectively. We have also incurred costs in connection with the transfer of Toshiba and Motorola (now Freescale) technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item "Critical Accounting Policies - Depreciation and Amortization of Fab 2 Assets"). For a description of our research & development policies and our patents and licenses, see "Item 4. Information on the Company-4.B. Business Overview."

      D.    TREND INFORMATION

      The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. On a long-term basis, the market has fluctuated, cycling through periods of weak demand, production overcapacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

      There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently using process geometries of 90-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. Fab 1 is limited to geometries of 0.35-micron and above on 150-mm wafers and Fab 2 currently operates primarily at process geometries of 0.18-micron and produces 200-mm wafers. We are in the process of completing the qualification of the 0.13-micron technology transferred from Freescale.

      E.    OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

      F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

                                                              PAYMENT DUE
------------------------------------------------------------------------------------------------------
                                     LESS
  CONTRACTUAL                       THAN 1                                                     AFTER
  OBLIGATIONS            TOTAL       YEAR       2 YEARS    3 YEARS     4 YEARS     5 YEARS    5 YEARS
------------------------------------------------------------------------------------------------------
                                                        (IN THOUSANDS)
Short-term debt and
 other current
 liabilities (1)       $  73,012   $  73,012          -           -           -           -          -

Long-term debt (2)       618,532      29,803     32,863     182,115     185,178     174,108     14,465

Convertible
 Debentures (3)           31,577       1,274      8,054       7,735       7,416       7,098          -

Long -term liability
 in respect to
 customer advances        20,000         600      1,532       2,572       2,168       2,123     11,005

Operating leases          10,614       4,137      3,861       2,443         173           -          -

Purchase obligations
 in connection with
 equipment
 purchases(4)             40,410      38,579      1,831           -           -           -          -

Other long-term
 liabilities               9,945           -      2,894       2,463           -           -      4,588

Other purchase
 obligations              36,085       5,358      2,652       2,652       2,652       2,652     20,119
                       -------------------------------------------------------------------------------

TOTAL CONTRACTUAL
 OBLIGATIONS           $ 840,175   $ 152,763   $ 53,687   $ 199,980   $ 197,587   $ 185,981   $ 50,177
                       -------------------------------------------------------------------------------

(1) Short-term debt and other current liabilities include our trade accounts payable for equipment and services that have already been supplied.
(2) Long-term debt includes principal and interest payments in accordance with the terms of the credit facility amended in November 2003, as well as the impact of our hedging transactions.
(3) Total amounts include expected principal and interest payments for the presented periods.
(4) These amounts primarily consist of ordered equipment that has not yet been received. In addition to these contractual obligations, we have committed approximately $0.6 million in standby letters of credit and guarantees to secure our Fab 2 construction and equipment obligations.

      The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements. We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future sales revenues, the volume of business and hourly-based fees. In addition, the above table does not include our long-term liability with respect to our wafer partner advances, which as of December 31, 2004, amounted to $45.0 million that may be utilized by them against future purchases of Fab 2 products. We are unable to reasonably estimate the total amounts that may be utilized by our wafer partners since we can not reasonably estimate their future orders in the periods set forth in the above chart; and even if we could reasonably estimate our wafer partners' future orders, we are unable to determine which portion of the advances they are entitled to utilize against purchases will be chosen by them to be converted into our fully paid ordinary shares, as provided under the amendment with our wafer partners (see "Fab 2 Agreements").

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

NAME                                  Age        TITLE
Russell C. Ellwanger ........         50         Chief Executive Officer
Oren Shirazi.................         35         Acting Chief Financial Officer
Doron Simon .................         40         President,  Tower Semiconductor USA, V.P. Marketing,  Tower
                                                 Semiconductor Ltd.
Dr. Itzhak Edrei.............         45         Vice President of Research and Development
Rafi Nave....................         55         Vice President of Customer Services
Erez Taoz....................         50         Vice President, Fab 2 General Manager
Dalit Dahan..................         37         Vice President of Human Resources
Hagay Dvir                            41         Vice President of Sales, Europe and Asia
Nati Somekh Gilboa                    30         Corporate Secretary and General Counsel
Rafi Mor.....................         41         Vice President, Fab 1 Manager
DIRECTORS
Ehud Hillman.................         52         Acting Chairman
Russell C. Ellwanger                  50         Director
Yossi Rosen..................         65         Director
Dr. Eli Harari...............         60         Director
Miin Wu......................         56         Director
N.D. Reddy...................         66         Director
Hans Rohrer..................         55         Independent Director
Tal Yaron-Eldar..............         41         Independent Director

      Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004. Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials' 300-mm Program Office, USA. Mr. Ellwanger served as General Manager of Applied Materials' Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore. In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

      Ehud Hillman has served as Acting Chairman of the Board since May 2005. Mr. Hillman served as Acting Chief Executive Officer from February 2005 to April 2005. Mr. Hillman has served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. In January 2001, Mr. Hillman was appointed Vice Chairman of the Board and resigned as Vice Chairman in March 2005. Mr. Hillman serves on the Tender Committee. Since March 2001, Mr. Hillman has served as President and Chief Executive Officer of ICTech, a subsidiary of Israel Corp., which is one of our current principal shareholders. Since February 2004, Mr. Hillman has served as a member of the Board of Directors of ZIM Integrated Shipping Services. Mr. Hillman served as Chief Financial Officer of Israel Corp. from September 1996 to 1997 and as Executive Vice President and Chief Financial Officer of Israel Corp. from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel Chemicals Ltd., ZIM Integrated Shipping Services and others. Prior thereto, Mr. Hillman was Vice President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.

      Yossi Rosen has served as a director and Chairman of the Stock Option and Compensation Committee since February 2005. Since November 30, 1998, Mr. Rosen has served as the President and CEO of The Israel Corporation. Mr. Rosen is also Chairman of the Board of Directors of Israel Chemicals Ltd. and a director of its subsidiaries, a member of the Board of Directors and Executive Committee of ZIM Integrated Shipping Services, Chairman of the Board of Dead Sea Magnesium Ltd. and a director of Oil Refineries Ltd. Mr. Rosen was previously President of Mashav Initiating & Development Ltd. and Chairman of the Board of various industrial companies, such as Nesher cement. Mr. Rosen holds a BA in Economics from the Hebrew University of Jerusalem and an MA in Business Management from the Hebrew University of Jerusalem.

      Dr. Eli Harari has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari, the founder of SanDisk Corporation, has served as President and Chief Executive Officer and as a director of SanDisk since 1988. In 1983, Dr. Harari founded Wafer Scale Integration, or WSI, a semiconductor company acquired by STMicroelectronics in 2000, and served as WSI's President and Chief Executive Officer from 1983 to 1986 and as Chairman and Chief Technical Officer from 1986 to 1988.

      Miin Wu has served as a director since January 2001. Mr. Wu serves as President, Chief Executive Officer and an Executive Director of Macronix International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from National Cheng-Kung University in Taiwan as well as an M.S. in Material Science & Engineering from Stanford University.

      N. Damodary Reddy has served as a director since January 2001. Mr. Reddy serves on the Audit Committee. Mr. Reddy is the co-founder of Alliance Semiconductor Corporation and has served as its Chairman of the Board, President and Chief Executive Officer since its inception in February 1985. Mr. Reddy also served as Chief Financial Officer of Alliance Semiconductor from June 1998 to January 1999 and from May 2001 until April 2002. From September 1983 to February 1985, Mr. Reddy served as President and Chief Executive Officer of Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. He holds an MS degree in Electrical Engineering from North Dakota State University and an MBA from Santa Clara University.

      Hans Rohrer has been a director and member of the Audit Committee since April 2002. Since May 2002, Mr. Rohrer serves as President and Chief Executive Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as President of Taiwan Semiconductor Manufacturing Company - Europe (TSMC - Europe). Mr. Rohrer has held various engineering, marketing, sales and general management positions, including Vice President and General Manager, Europe, with National Semiconductor between 1980 and 1998. Mr. Rohrer started his career in the semiconductor industry with Texas Instruments.

      Tal Yaron-Eldar has been a director and member of the Audit Committee and the Stock Option and Compensation Committee since January 2005. Since September 2004, Ms. Yaron-Eldar serves as Chief Executive Officer of Arazim Investment Ltd. and she is a partner in Cohen, Cohen, Yaron-Eldar & Co. law offices. Ms. Yaron-Eldar served as Israel's Income Tax and Real Property Tax Commissioner from 2002 to 2004. Between 1998 and 2001, Ms. Yaron-Eldar served as the Chief Legal Advisor to the Customs and V.A.T. Authority. During the preceding ten years, Ms. Yaron-Eldar served in various positions with Israel's Income Tax and Real Property Tax Commission, including Senior Head of its legislation department and Deputy Chief Legal Advisor. Ms. Yaron-Eldar holds a master's degree in business and a bachelor's degree in law from Tel-Aviv University and is a member of the Israeli Bar Association.

      Oren Shirazi was appointed as our acting Chief Financial Officer in November 2004. Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998. Prior to joining us, Mr. Shirazi was employed as an Audit Manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). He has an MBA from the Graduate School of Business of Haifa University with honors and a BA in economics and accounting from the Haifa University.

      Doron Simon was appointed Vice President of Marketing in November 2003 and has been President of Tower Semiconductor USA since April 2001. Since 1993, Mr. Simon has served in various capacities, including Director of Customer Service, Director of Planning and Turnkey Operations and Director of Worldwide Sales Operations. Prior to 1993, Mr. Simon was employed by National Semiconductor in Migdal Haemek as their Production Control Manager. Mr. Simon earned a B.Sc. in Industrial Engineering from the Technion - Israel Institute of Technology and an MBA from Herriot-Watt University Edinburgh, Scotland.

      Hagay Dvir was appointed as Vice President of Sales, Europe and Asia, in February 2005, having served as Director of Sales since March 2004. From 2001 to 2004, Mr. Dvir served as Customer Program Manager, Director of Customer programs and Director of Applications. From 1998 to 2001, before joining our company, Mr. Dvir was employed by Oren Semiconductor Ltd. as Director of Operations. From 1990 to 1998, Mr. Dvir was employed by National Semiconductor Ltd. as Product Engineering Manager and Project Leader. Mr. Dvir earned a B.Sc. in Electrical Engineering from Ben Gurion University and an MBA from the Technion - Israel Institute of Technology.

      Nati Somekh Gilboa was appointed as Corporate Secretary and General Counsel in March 2005, as served as our Associate General Counsel since May 2004. From 2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv. Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from Johns Hopkins University. She is a member of the Israeli Bar Association and the New York bar.

      Dr. Itzhak Edrei was appointed Vice President of Research and Development in August 2001, having served as Director of Research and Development since 1996. From 1994 to 1996, Dr. Edrei served as our Device and Yield Department Manager. Prior to joining Tower, Dr. Edrei was employed by National Semiconductor as Device Section Head. Dr. Edrei earned his Ph.D. in physics from Bar Ilan University and his post-doctorate from Rutgers University.

      Rafi Nave was appointed Vice President of Customer Services in August 2003. From 1996 to 2003, Mr. Nave served as Vice President of Research and Development for NDS Group. From 1974 to 1995, Mr. Nave was employed by Intel Corporation in a variety of positions of increasing responsibility, among them chip design engineer and General Manager of Intel's design center in Israel. Mr. Nave earned master and bachelor degrees in electrical engineering from the Technion - Israel Institute of Technology.

      Erez Taoz was appointed Vice President and Fab 2 General Manager in March 2003, having served as VP and Fab 1 General Manager since August 2001 and as Director of Fab 1 since 1999. Mr. Taoz joined Tower in 1996 as our Fab 1 Director of Manufacturing. Prior to that time, Mr. Taoz served as VP of Operations at Cyclone Aviation Products. Mr. Taoz earned a B.Sc. in mechanical engineering from the Technion.

      Dalit Dahan was appointed Vice President of Human Resources in April 2004. Ms. Dahan joined us in November 1993 and served as Personnel Manager since April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department. Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S - Manpower Company for 3 years. Ms. Dahan holds a bachelor's degree in social science from Haifa University and an MBA from the University of Derby.

      Rafi Mor was appointed Vice President and Fab 1 Manager in August 2003, having served as Senior Director and Fab 1 Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor earned master and bachelor degrees in chemical engineering from Ben Gurion University.

      B.    COMPENSATION

      For the years ended December 31, 2004 and 2003, we paid to all our directors and senior management, as a group, an aggregate of $1.2 million and $0.9 million, respectively, in salaries, fees and bonuses, excluding management fees paid to a subsidiary of Israel Corp. (see Item 7 "Major Shareholders and Related Party Transactions-Related Party Transactions"). The total amount set aside or accrued in the year ended December 31, 2004 to provide for severance, retirement and similar benefits for such persons was $0.3 million. No directors received cash compensation other than the annual and meeting fees described below. During 2004, our former Chief Executive Officer and Chairman of our Board of Directors, Mr. Carmel Vernia received annual compensation at a total cost to us of approximately $210,000, including customary benefits provided to our officers. As of December 31, 2004, our directors, excluding Mr. Vernia (see Item 7 "Major Shareholders and Related Party Transactions-Related Party Transactions") were granted options to purchase an aggregate of 240,000 ordinary shares at a weighted average exercise price of $8.41 per share. During February 2005, we granted our two new directors 80,000 options at an exercise price of $1.87. These options will become exercisable according to various vesting schedules over four years and generally remain exercisable for five years following the vesting date.

      In April 2005, our Board of Directors approved the grants of options to purchase up to 1,325,724 Ordinary Shares to our new appointed Chief Executive Officer, who was also appointed as a director. These options are exercisable at an exercise price of $1.56, the opening market price of our shares on the date of the board approval of the grants. Options granted under the plan vest over a four-year period, 25% over each year of employment. The options granted are exercisable for a period of ten years from the date of grant. If as a result of future equity financings (excluding the exercise or conversion of currently existing warrants, options or other rights to acquire the Company's securities), the number of total options granted to our CEO through April 30, 2007 would represent less than 1.2% of our total number of issued and outstanding shares as of such date, additional options will be granted to the CEO to represent a 1.2% holding of the total number of our issued and outstanding shares as of April 30, 2007. The grant of options is subject to the approval of our shareholders.

      During the year ended December 31, 2004, we granted a total of 364,913 options to purchase ordinary shares to our senior managers as a group. These options have a weighted average exercise price of $3.04 per share with vesting periods over four years and expire in 2014.

      Since October 2001, our directors have foregone their directors' fees, except for fees required by law to be paid to our independent directors, consisting of a NIS 26,000 (approximately $6,030) annual fee plus NIS 915 (approximately $210) per meeting. The aggregate amount payable to our independent directors with respect to the year ended December 31, 2004 was approximately $14,000. The annual and meeting fees paid to our independent directors are adjusted semiannually to reflect changes to the published guidelines in Israel for independent directors.

      In May 2005, our board of directors approved the grant of 2,900,000 options to our employees at an exercise price equal to the market price of our shares as of the date of grant. The options will vest over a four-year period from the date of grant and will expire ten years from such date.

      C.    BOARD PRACTICES

      Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members. All directors, except for independent directors, hold office until their successors are elected at the next annual general meeting of shareholders. Pursuant to a shareholders agreement described in "Certain Transactions," Israel Corp., SanDisk, Alliance Semiconductor and Macronix have agreed to vote all their respective shares for nominees designated by each shareholder and for the election of a nominee of Israel Corp. as Chairman of the Board. Our officers are appointed by the Board of Directors and (subject, in certain cases, to employment agreement provisions that require 270 days notice of termination) continue to serve at the discretion of the Board of Directors.

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

      None of the members of the Board are entitled to receive any severance or similar benefits upon termination of service with the Board of Directors.

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

      Mr. Rohrer, who currently serves as an independent director, was appointed for an initial three-year term expiring in April 2005 and was reappointed for a subsequent three-year term expiring in April 2008. Ms. Yaron-Eldar, who currently serves as an independent director, was appointed for an initial three-year term expiring in December 2007.

      Independent directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the independent directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

      An independent director is entitled to compensation, as provided in regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an independent director.

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

      Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the company's independent accountant or its representative.

      Mr. Rosen, Dr. Harari and Ms. Yaron-Eldar serve on the Stock Option and Compensation Committee. The committee meets at least once a year. The primary function of our Stock Option and Compensation Committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers and senior employees. In setting our remuneration policy, the committee considers a number of factors including:

      o     the overall employment market environment;

      o the basic salaries and benefits available to comparable officers at comparable companies;

      o     the need to attract and retain officers of an appropriate caliber;

      o the need to ensure such executives' commitment to the future success of our company by means of incentive schemes;

      o     the performance of the employee; and

      o     financial and operating results of our company.

      D.    EMPLOYEES

      The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

                                                                As of
                                                            December 31,
                                                 -------------------------------
                                                   2004        2003        2002
                                                 ------     -------     --------
Process and Product Engineering, R&D, Design        360         405         407

Manufacturing, Operations (*)                       780         670         102

Manufacturing Support                               124         134         208

Administration, Marketing, Finance                  100         117         130

Fab 2 Construction and Technology Transfer (*)        5          45         438
                                                 ------     -------     -------
Total                                             1,369       1,371       1,285
                                                 ======     =======     =======

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

      E.    SHARE OWNERSHIP

      All of the persons listed above under the caption "Directors and Senior Management" own ordinary shares and/or options to purchase ordinary shares. None of such persons own shares and/or options amounting to 1% or more of the outstanding ordinary shares. Information regarding our share option plans and warrants presented in Note 13B to our consolidated financial statements is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      The following table and notes thereto set forth information, as of May 31, 2005, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by any person who is known to own at least 5% of the ordinary shares of our company. On May 31, 2005, 66,286,187 ordinary shares were issued and outstanding. The table also sets forth information as to the percentage of the ordinary shares owned by each such person in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and on a fully diluted basis.

                                                                                       PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP        SHARES BENEFICIALLY OWNED    PERCENT OF CLASS(1)      (DILUTED)(2)
---------------------------        -------------------------    -------------------    ----------------
Israel Corporation Technologies
  (ICTech) Ltd. ("ICTech")(3)(4)        15,143,064(4)                 22.54%                17.29%

SanDisk Corporation(3)                  10,006,115(5)                 15.01%                11.42%

Alliance Semiconductor
  Corporation(3)                         9,266,137(6)                 13.90%                10.58%

Macronix International Co.
  Ltd.(3)                                9,070,395(7)                 13.62%                10.35%

Ontario Teachers' Pension Plan
  Board  ("OTPP")                        4,350,000(8)                  6.43%                 4.97%

    (1) Assumes the holder's beneficial ownership of all Ordinary Shares that the holder has a right to purchase within 60 days from May 31, 2005.

    (2) Assumes that all currently outstanding rights to purchase Ordinary Shares have been exercised by all holders. As of May 31, 2005, a total of 21,313,680 such rights were outstanding (excluding options to purchase up to 1,325,724 shares approved by our board to be granted to our CEO but which are subject to approval of our shareholders).

    (3) Pursuant to a shareholders agreement among Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over 63.78% of our outstanding shares.

    (4) Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp. and 823,656 shares issuable upon the exercise of currently exercisable warrants and 58,906 shares issuable upon exercise of warrants granted on December 2003 at an exercise price of $6.17.

    (5) Based on information provided by SanDisk, represents 9,645,803 shares currently owned by SanDisk and 360,312 shares issuable upon the exercise of currently exercisable warrants.

    (6) Based upon information provided by Alliance, represents 8,908,390 shares currently owned by Alliance, and 357,747 shares issuable upon the exercise of currently exercisable warrants.

    (7) Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, and 297,000 shares issuable upon the exercise of currently exercisable warrants.

    (8) Based on information provided by OTPP, represents 3,000,000 shares currently owned by OTPP and 1,350,000 shares issuable upon the exercise of currently exercisable warrants issued pursuant to a Share Purchase Agreement dated July 23, 2002.

      The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our major shareholders are parties to a shareholders agreement which is described in the following paragraph as a result of which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

      Pursuant to a shareholders agreement dated January 18, 2001, among Israel Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares and to maintain a minimum share ownership for five years. The shareholders agreement also provides for certain rights of first refusal.

      As of June 23, 2005, there were a total of 40 holders of record of our ordinary shares, of which 27 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 29% of our outstanding ordinary shares.

      B.    RELATED PARTY TRANSACTIONS

      EXPENSE REIMBURSEMENT AGREEMENT WITH ISRAEL CORP. In March 2002, we entered into an agreement with Israel Corp., pursuant to which Mr. Ehud Hillman, a director of our company currently serving as Acting Chairman of our board of directors, provides management services to our company in consideration of an annual fee of $240,000 and $120,000 in 2003 and 2004, respectively. The term of this agreement is for one year, with automatic renewal for successive one-year periods thereafter, unless earlier terminated by one of the parties. Our Audit Committee, Board of Directors and shareholders approved this agreement.

      GRANT OF OPTIONS TO EHUD HILLMAN. In November 2000 and September 2001, we granted to Mr. Hillman, options to purchase up to 50,000 and 21,500 ordinary shares, respectively, at an exercise price of $20.00 and $10.75 per share, respectively, which have all vested. All options granted will remain exercisable for a period of three years from the date of vesting.

      GRANT OF OPTIONS TO DIRECTORS. During 2001, the Audit Committee, Board of Directors and shareholders approved a stock option plan pursuant to which our Board members will be granted options to purchase up to 400,000 ordinary shares. As of December 31, 2004, 240,000 options to purchase ordinary shares, of which 200,000 options were exercisable at an exercise price of $8.88 per share, and 40,000 options were exercisable at an exercise price of $6.08 per share, were outstanding under the plan. In February 2005, we granted additional 80,000 options under this plan at an exercise price of $1.87. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

      EXEMPTION AND INDEMNIFICATION AGREEMENTS WITH DIRECTORS. In December 2001, we entered into exemption and indemnification agreements with the members of our Board of Directors, pursuant to which, subject to the limitations set forth in the Israeli Companies Law and our Articles of Association, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements.

      C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

      A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Our consolidated financial statements are incorporated herein by reference to pages following the signature page of this Annual Report.

LEGAL PROCEEDINGS

      In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of our shareholders in the United States against us and certain of our directors, wafer partners and equity investors (the "Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to our shareholders in April 2002 with respect to the approval of an amendment to the investment agreements with our Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

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

ITEM 9. THE OFFER AND LISTING

MARKETS AND SHARE PRICE HISTORY

      The primary trading market for our ordinary shares is the Nasdaq National Market, where our shares are listed and traded on the under the symbol "TSEM." The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market:

          PERIOD                       HIGH ($)                   LOW ($)
-------------------------------------------------------------------------
May 2005                                 1.81                       1.56
-------------------------------------------------------------------------
April 2005                               1.90                       1.45
-------------------------------------------------------------------------
March 2005                               1.86                       1.36
-------------------------------------------------------------------------
February 2005                            2.06                       1.64
-------------------------------------------------------------------------
January 2005                             2.38                       1.78
-------------------------------------------------------------------------
December 2004                            2.45                       2.00
-------------------------------------------------------------------------
First Quarter 2005                       2.38                       1.36
-------------------------------------------------------------------------
Fourth quarter 2004                      3.66                       1.62
-------------------------------------------------------------------------
Third quarter 2004                       5.96                       2.95
-------------------------------------------------------------------------
Second quarter 2004                      7.20                       4.87
-------------------------------------------------------------------------
First quarter 2004                      10.80                       6.22
-------------------------------------------------------------------------
Fourth quarter 2003                      7.90                       4.00
-------------------------------------------------------------------------
Third quarter 2003                       5.30                       4.02
-------------------------------------------------------------------------
Second quarter 2003                      6.46                       2.78
-------------------------------------------------------------------------
First quarter 2003                       3.56                       2.16
-------------------------------------------------------------------------
2004                                    10.80                       1.62
-------------------------------------------------------------------------
2003                                     7.90                       2.16
-------------------------------------------------------------------------
2002                                     8.50                       3.11
-------------------------------------------------------------------------
2001                                    17.12                       3.80
-------------------------------------------------------------------------
2000                                    43.50                      10.38
-------------------------------------------------------------------------

      In January 2001, our shares commenced trading on the Tel Aviv Stock Exchange (TASE) in Israel under the symbol "Tower." The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

          PERIOD                      HIGH (NIS)                  LOW (NIS)
---------------------------------------------------------------------------
May 2005                                  7.40                       6.85
---------------------------------------------------------------------------
April 2005                                8.00                       6.76
---------------------------------------------------------------------------
March 2005                                8.30                       6.36
---------------------------------------------------------------------------
February 2005                             8.70                       7.40
---------------------------------------------------------------------------
January 2005                             10.30                       8.25
---------------------------------------------------------------------------
December 2004                            10.68                       8.85
---------------------------------------------------------------------------
First Quarter 2005                       10.30                       6.36
---------------------------------------------------------------------------
Fourth quarter 2004                      15.55                       7.70
---------------------------------------------------------------------------
Third quarter 2004                       26.95                      13.03
---------------------------------------------------------------------------
Second quarter 2004                      32.70                      21.80
---------------------------------------------------------------------------
First quarter 2004                       46.39                      29.30
---------------------------------------------------------------------------
Fourth quarter 2003                      35.00                      18.30
---------------------------------------------------------------------------
Third quarter 2003                       22.90                      18.20
---------------------------------------------------------------------------
Second quarter 2003                      28.60                      12.90
---------------------------------------------------------------------------
First quarter 2003                       16.46                      10.25
---------------------------------------------------------------------------
2004                                     46.36                       7.70
---------------------------------------------------------------------------
2003                                     35.00                      10.25
---------------------------------------------------------------------------
2002                                     37.99                      15.30
---------------------------------------------------------------------------
2001                                     58.50                      16.80
---------------------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION; ISRAELI COMPANIES LAW

ARTICLES OF ASSOCIATION

      Our Articles of Association ("Articles") were adopted in November 2000. The objective stated in the Articles is to engage in any lawful activity.

      We have currently outstanding only one class of equity securities, our ordinary shares, par value NIS 1.00 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized.

      Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days' prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least 33% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Israeli Companies Law (the "Companies Law") pursuant to procedures established by the Board of Directors. Resolutions regarding the following matters must be passed by an ordinary majority of those voting at the general meeting:

      o     amendments to our Articles;

      o     appointment and termination of our independent auditors;

      o     appointment and dismissal of directors;

      o approval of acts and transactions requiring general meeting approval under the Companies Law;

      o increase or reduction of authorized share capital or the rights of shareholders or a class of shareholders;

      o     any merger as provided in section 320 of the Companies Law; and

      o the exercise of the Board of Directors' powers by the general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is essential for Tower's proper management, as provided in section 52(a) of the Companies Law.

      A special meeting may be convened by the request of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 35 days prior to the special meeting.

THE COMPANIES LAW

      We are subject to the provisions of the Israeli Companies Law. The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title. Each person listed in the table in "Item
6. Directors, Senior Management and Employees" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. With the exception of compensation of outside directors in an amount specified in the regulations adopted under the Companies Law, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

      The Companies Law requires an office holder to promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

      The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the company's audit committee, board of directors and shareholders. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders. Subject to exceptions set forth in the Companies Law, an office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such meeting or vote on such matter.

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

      In addition to approval by a company's board of directors, a private placement in a public company requires approval by a company's shareholders in the following cases:

      o     A private placement that meets all of the following conditions:

            o 20 percent or more of the voting rights in the company prior to such issuance are being offered.

            o The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company's outstanding share capital.

            o All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

      o A private placement which results in anyone becoming a controlling shareholder.

      The above transactions must not be adverse to the company's interest.

      Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, vote in the general meeting of shareholders on the following matters:

      o     any amendment to the Articles;

      o     an increase of the company's authorized share capital;

      o     a merger; or

      o approval of interested party transactions that require shareholder approval.

      In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

      Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital.

      The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

      Merger. The Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders' approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

      Nasdaq's Marketplace Rule 4350 was recently amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq. Instead, a foreign private issuer must provide Nasdaq with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

      In May 2005, pursuant to this new exception, we provided a notice to Nasdaq with a letter from our outside Israeli counsel certifying that our practice of amending employee share option plans that do not permit the grant of options to directors upon the approval of our board of directors, and without seeking shareholder approval (which approval is required for Nasdaq-listed companies under Marketplace Rule 4350(i)), is not prohibited by Israeli law. We may in the future provide Nasdaq with an additional such letter or letters notifying Nasdaq that we are following our own practices, consistent with the Companies Law and practices in Israel in lieu of other requirements of Marketplace Rule 4350.

MATERIAL CONTRACTS

      FAB 2 AGREEMENTS. During 2000 and through 2002, we entered into several important Fab 2 agreements and arrangements with a key technology partner, wafer and equity financing partners, the Israeli Investment Center and two leading Israeli banks. Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Fab 2 Agreements" in "Item 5. Operating and Financial Review and Prospects" of this annual report and to Note 12A to the consolidated financial statements included in this annual report.

EXCHANGE CONTROLS

      Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including U.S. dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

      Under Israeli law and our company's Articles, both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

TAXATION

      The below discussion does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions which might apply to our securities or to reflect the views of the relevant tax authorities, and it is not meant to replace professional advice in these matters. The below discussion is based on current, applicable tax law, which may be changed by future legislation or reforms. Non-residents should obtain professional tax advice with respect to the tax consequences under the laws of their countries of residence of holding or selling our securities.

      A. Israeli Capital Gains Tax

      Until the end of the year 2002, and provided we maintained our status as an industrial company, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 (hereinafter the "Dollar Regulations"), or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

      As a result of the Israeli tax reform legislation of January 2003, gains from the sale of our securities derived from January 1, 2003 and on will, in general, be subject to capital gains tax of 15%. This will be the case so long as our securities remain listed for trading on the Tel Aviv Stock Exchange or NASDAQ; if the shareholder did not claim financial expenses related to the purchase of the securities; and if the securities are not sold to a "relative" as defined under section 105k to the Income Tax Ordinance. In those cases where the 15% rate does not apply the real capital gain from the sale of the securities will be subject to capital gains tax of 25%. According to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. A non-resident corporation will generally not enjoy this exemption if Israeli residents are (1) its controlling shareholders, as defined for the purpose of this section, or (2) directly or indirectly eligible to receive or are beneficial owners of 25% or more of the income or the profits of the corporation.

      These provisions dealing with capital gains are not applicable to an Israeli resident whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the "Dollar Regulations".

      Pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or the Dollars Regulations, capital gains derived from selling our securities will be subject to the tax rate under section 126 to the Ordinance (2005 - 34%, 2006 - 32%, and from 2007 and on - 30%) if the seller is a corporation. Individuals will be subject to the tax rates under section 121 to the Ordinance (up to 49%).

      In any event, under the US-Israel Tax Treaty, a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim benefits under the Treaty, may, in general, only be subject to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

      B. Israeli Tax on Interest Income and on Original Issuance Discount

      Interest and Original Issuance Discount (OID) on our convertible debentures, issued in January 2002, accruing from January 1, 2003 and on will, in general, be subject to Israeli tax of up to 15% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the recipient is a controlling shareholder of our company, or if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual's Israeli taxable income. In such cases the regular rate of tax on Interest and OID will apply - for corporations a rate of 35% in 2004, 34% in 2005, 32% in 2006 and from 2007 on - 30%, and for individuals a tax rate of up to 49%. As a result of the provisions related to tax withholding, as explained below, foreign resident individuals and corporations will be subject to tax of 25% or less, according to the relevant treaty relating to their domicile country.

      Under regulations promulgated as part of the tax reform discussed in section A above, withholding tax at source from debenture interest and OID paid to resident individuals will, in general, be at a rate of 15%, and corporations will be subject to a rate of 35%. Withholding tax at source from debenture interest and OID paid to non-resident individuals or corporations will be at a rate of 25% or less, according to the relevant treaty relating to their domicile country. In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our convertible debentures to a US treaty resident (other than a US bank, savings institution or company) is 17.5%.

      C. Israeli Tax on Dividend Income

      Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies (subject to the provisions of the Israeli Income Tax Ordinance). The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%. These rates are subject to the provisions of any applicable tax treaty.

      Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

      We do not believe that we satisfied either of the tests for PFIC status in 2004 or in any prior year. However, there can be no assurance that we will not be a PFIC in 2005 or a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the "income test". Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

      If we were to be a PFIC at any time during a U.S. holder's holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income tax rates on "excess distributions," which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are "regularly traded" on a qualifying exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder's adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the "mark to market" election). For this purpose, the Nasdaq National Market is a qualifying exchange. U.S. holders are strongly urged to consult their own tax advisers regarding the possible application and consequences of the PFIC rules.

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

      You may review and copy our filings with the SEC, including any exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority's website at www.isa.gov.il and from commercial document retrieval services. We also generally make available on our own Web site (www.towersemi.com) all our quarterly and year-end financial statements as well as other information.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments and derivatives that may adversely impact our consolidated financial position, results of operations or cash flows.

      Our primary market risk exposures relate to interest rate movements on borrowings, fluctuations of the exchange rate of the US dollar, which is the primary currency in which we conduct our operations, against the NIS, the Japanese Yen and the Euro. To manage those risks and mitigate our exposure to them, we from time to time use financial instruments, primarily, interest rate collar agreements with a knock-out and knock-in features, and foreign currency forward contracts and options (including zero-cost cylinders).

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

RISK OF INTEREST RATE FLUCTUATION

      We have market risk exposure to changes in interest rates on our long-term debt obligations with floating interest rates. We have entered into debt obligations to support our capital expenditures and needs. From time to time we enter into interest rate collar agreements with knock-out and knock-in features to modify our exposure to interest rate movements and to reduce our borrowing costs. These agreements limit our exposure to the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a limited variable rate. A knock-out LIBOR-based interest rate collar is a combination of a purchased knock-out cap with a cap level, floor level and a knock out level (and a knock in level for some of the agreements).

      We are subject to interest rate exposure in connection with $497 million long-term debt outstanding as of December 31, 2004 under the Fab 2 facility agreement, as such debt bears interest at a rate of LIBOR plus 2.5% per annum. The interest rate as of December 31, 2004 on $205 million of the Fab 2 loans, not subject to the results of our collar agreements, was 5.06%. Our remaining loans of $292 million are covered by the collar agreements and bore annual interest rate as of December 31, 2004, including the results of our hedging activities described below, as follows: $172 million - 6.78%, $40 million - 5.30%, and $80 million - 5.06%. Loans in the amount of $431 million are repayable in 12 equal consecutive quarterly installments commencing March 31, 2007, and loans in the amount of $66 million drawn down during 2004 are repayable in 12 equal consecutive quarterly installments, commencing three years from the end of the quarter of each draw down.

      All our collar agreements, which gradually expire in 2006-2009, were effective as of December 31, 2004. These agreements provide for combinations as described below. Under the knock-out provision in these agreements, in the event that the LIBOR rate exceeds the knock-out LIBOR rate level during a particular quarter, the protection provided under the interest collar agreements will not apply with respect to that entire quarter. If the LIBOR rate decreases thereafter and remains below the knock-out LIBOR rate level in any successive quarter for the duration of the entire quarter, the protection provided under the interest rate collar will again be effective.

      With respect to the $172 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the floor rate of 4.28% we will pay total interest at the fixed rate of 6.78% (the 4.28% floor rate plus 2.5%); if the LIBOR is between 4.28% and 5.56%, we will pay total interest at the actual LIBOR plus 2.5%; if the LIBOR is between 5.56% and 7.50% we will pay total interest at a fixed rate of 8.06% (the 5.56% cap rate plus 2.5%); and if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus 2.5%. At December 31, 2004, the LIBOR rate was 2.56%. Accordingly, as of such date the interest rate on these long-term loans was 6.78% (the floor rate of 4.28% plus 2.5%).

      With respect to the $40 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the floor rate of 2.80% we will pay total interest at the fixed rate of 5.30% (the 2.80% floor rate plus 2.5%); if the LIBOR is between 2.80% and 5.50%, we will pay total interest at actual LIBOR plus 2.5%; if the LIBOR is between 5.50% and 7.50% we will pay total interest at a fixed rate of 8.00% (the 5.50% cap rate plus 2.5%); and if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus 2.5%. At December 31, 2004, the LIBOR rate was 2.56%. Accordingly, as of such date, the interest rate on these long-term loans was 5.30% (the floor rate of 2.8% plus 2.5%).

      With respect to the $80 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the knock-in of 0.70% we will pay total interest at the fixed rate of 5.25% (the 2.75% floor rate plus 2.5%); if the LIBOR is between 0.70% and 4.00%, we will pay total interest at the actual LIBOR plus 2.5%; if the LIBOR is between 4.00% and 7.00% we will pay total interest at a fixed rate of 6.50% (the 4.00% cap level plus 2.5%); and if the LIBOR is higher than 7.00%, we will pay the actual LIBOR rate plus 2.5%. At December 31, 2004, the LIBOR rate was 2.56%. Accordingly, as of such date, the interest rate on these long-term loans was 5.06% (the actual LIBOR rate of 2.56% plus 2.5%).

      All our collar agreements resulted in a loss of $5.6 million in the year ended December 31, 2004. The fair value of these agreements, as of December 31, 2004 was a $2.4 million loss

      Assuming a 10% upward shift in the LIBOR rate at December 31, 2004 (from 2.56% to 2.82%), the effective fair value of $325 million debt would have increased by approximately $2.5 million. The amount of $325 is comprised of $205 million debt not hedged by the collar agreements; $80 million debt hedged by a collar agreement with a knock in level of 0.7% and as to which as of December 31, 2004 we are exposed to the risk of interest rate fluctuation; and $40 million debt hedged by a collar agreement with a floor rate of 2.80%. With regard to the remaining $172 million debt hedged by the collar agreements, as of December 31, 2004 such assumed increase in the LIBOR rate presents no change in the interest rate exposure since as of such date the collar agreements would still result in a fixed rate interest of the floor rate plus 2.5%.

      Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

CONVERTIBLE DEBENTURES AND OPTIONS (SERIES 1)

      We are exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our convertible debentures and the exercise price of our Options (Series 1), which are both denominated in NIS linked to the Consumer Price Index in Israel (CPI). As of December 31, 2004 the adjusted outstanding principal amount of the convertible debentures was $27.1 million and the adjusted exercise price of the options (Series 1) was $9.56. The dollar amount of our finance costs (interest and currency adjustments) related to the convertible debentures will be increased if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of the convertible debentures will be increased as well. On the other hand, if the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we shall raise on the date of exercising our Options (Series 1) will be decreased. From the date of the issuance of the convertible debentures and Options (Series 1) in January 2002 until December 31, 2004, the Israel consumer price index increased by 5.6% while the US dollar/NIS exchange rate decreased by 6%.

      The convertible debentures bear annual interest at a fixed rate of 4.7%. The debentures are payable in four annual installments commencing in January 2006. Therefore, we are not subject to exposure to interest rate fluctuations with respect to the debentures. However, in case the actual market interest rates are lower than the interest rate provided on the convertible debentures, our actual finance costs would be higher than in case our convertible debentures bear floating interest rate.

FOREIGN EXCHANGE RISK

      Our main foreign currency exposures give rise to market risk associated with exchange rate movements of the US dollar, our functional and reporting currency, against the Japanese Yen, the Euro and the NIS. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts and options (including zero-cost cylinder options) in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. A cylinder option is a combination of a purchased call option and a written put option. The exercise prices of the options may not be identical and this effectively creates a synthetic range forward. The maturity dates of the options coincide with the scheduled payments to suppliers.

      Accordingly, we enter, from time to time, into foreign currency agreements to hedge exposure to equipment purchase commitments and other firm commitments. Most of our agreements to hedge equipment purchase commitments are designated to eliminate exposure changes in the Japanese Yen and the Euro vis-a-vis the US dollar. During the year ended December 31, 2004, we had $19 million options (including zero-cost cylinder options) transactions. The loss resulted from these transactions in the year ended December 31, 2004 was immaterial. As of December 31, 2004 we had no open transactions.

      We enter from time to time into foreign exchange agreements to hedge exposure relating to Value Added Tax (VAT), grants receivables and payroll payments denominated in NIS. The effect of these agreements during the year ended December 31, 2004 was immaterial. As of December 31, 2004, we had no open transactions.

      We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable Israeli banks.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

      An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and acting chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer and acting chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that a member of our Audit Committee, Ms. Tal Yaron-Eldar, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

      We adopted a code of ethics which applies to all of our directors, officers and employees, including our acting chief executive officer, acting chief financial officer, principal accounting officer, and persons performing similar functions. We amended our code of ethics to comply with the requirements of the Sarbanes Oxley Act of 2002 as follows: (i) The section relating to external requests for company information and contacts with outsiders now specifies the person responsible for managing our company's relationships with outsiders and the course of action to be taken when internal company data is mistakenly disclosed; and (ii) The section regarding reporting illegal, inappropriate or unethical behavior now requires employees to promptly report any such behavior, including violations of the code of ethics or any law, and allows for such report to be communicated anonymously.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

                            2004           2003
                        (US DOLLARS)   (US DOLLARS)
                        ------------   ------------
Audit Fees(1)             362,000        309,000
Audit-Related Fees(2)      12,000          6,000
Tax Fees(3)                14,000         52,000
Other(4)                        -              -
Total                     388,000        367,000

(1) Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements, services in connection with statutory and regulatory filings and engagements (including review of Forms 20-F, F-3 and S-8), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

(2) Audit related fees consist of accounting consultation and consultation on financial accounting standards, not arising as part of the audit.

(3) Tax fees consist of fees for tax compliance services, tax planning and tax advice.

      Our audit committee's charter states that the audit committee is responsible for receiving specific information on the independent auditor's proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES.

      As a foreign private issuer we remain exempt, until July 31, 2005, from Nasdaq's audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES.

      Not Applicable.

PART  III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      See Index to Financial Statements following the signature page.

ITEM 19. EXHIBITS

1.1 Articles of Association of the Registrant, approved by shareholders on November 14, 2000 (incorporated by reference to the correspondingly-numbered exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 (the "2000 Form 20-F"). (Pursuant to approvals by our shareholders, our Articles of Association provide for an authorized share capital of 250,000,000 divided into 250,000,000 shares).

2.1 Bank Warrants, dated January 18, 2001, between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

2.2 Registration Rights Agreement, dated January 18, 2001, by and between SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

2.3 Terms of the Registrant's Convertible Debentures issued under an Indenture, dated January 22, 2002, (incorporated by reference to the summary of terms included under the caption "Description of the Debentures" in Exhibit C to the Registrant's Report on Form 6-K for January 2002 (No. 2), filed January 16,
2002 ("January 2002 Form 6-K")).

2.4 Terms of the Registrant's Options (Series 1) (incorporated by reference to the summary of terms included under the caption "Description of the Options" in Exhibit C to the January 2002 Form 6-K).

3.1 Consolidated Shareholders Agreement, dated January 18, 2001, by and between SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.1 Share Purchase Agreement, dated July 4, 2000, by and between SanDisk Corporation and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.2 Additional Purchase Obligation Agreement, dated July 4, 2000, by and between SanDisk Corporation ("SanDisk") and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.3 Share Purchase Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation ("Alliance") and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.4 Share Purchase Agreement, dated December 11, 2000, by and between QuickLogic Corporation ("QuickLogic") and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.5 Share Purchase Agreement, dated December 12, 2000, by and between Macronix International Co., Ltd. ("Macronix") and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.6 Share Purchase Agreement, dated December 12, 2000, between Israel Corporation and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.7 Additional Purchase Obligation Agreement, dated December 12, 2000, between Israel Corporation and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.8 Share Purchase Agreement, dated February 11, 2001, between The Challenge Fund - Etgar II and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.9 Facility Agreement, dated January 18, 2001, among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the "Facility Agreement") (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.10 Design and Construction/Turn-Key Contract, dated August 20, 2000, among the Registrant, M+W Zander Holding GmbH, Meissner-Baran Ltd. and Baran Group Ltd. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.11 Approval, dated December 31, 2000, of the Israeli Investment Center (Hebrew language document; a summary of the terms is included in the 2000 Form 20-F under the caption "Fab 2 Agreements" in "Item 5. Operating and Financial Review and Prospects") (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.12 Agreement between the Registrant and Saifun, dated October 9, 1997 (incorporated by reference to exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1997).

4.13 Registrant's Non-Employee Director Share Option Plan 2000/3 (incorporated by reference to exhibit 4.5 to the Registrant's Registration Statement on Form S-8 No. 333-83204 ("Form S-8 No. 333-83204")).

4.14 Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/4 (incorporated by reference to exhibit 4.9 to the Form S-8 No. 333-83204).

4.15 Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/5 (incorporated by reference to exhibit 4.10 to the Form S-8 No. 333-83204).

4.16 Wafer Partner Conversion Agreements, dated September 2001, between the Registrant and each of SanDisk, Alliance and Macronix (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.17 Letter Agreement, dated November 29, 2001, among SanDisk, Alliance, Macronix, QuickLogic and the Registrant regarding the Utilization of Prepayments (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.18 Letter Agreements among Alliance, Macronix, QuickLogic, Israel Corp. and the Registrant and between SanDisk and the Registrant regarding Additional Wafer Partner Financing Date (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.19 Letter Agreement, dated November 15, 2001, among SanDisk, Alliance, Macronix, QuickLogic, ICTech and the Registrant regarding Amendment to Financing Plan (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.20 First Amendment, dated January 29, 2001, to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.21 Second Amendment, dated January 10, 2002, to Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.22 Third Amendment, dated March 7, 2002, to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2001 Form 20-F).

4.23 Joint Development and Transfer and Cross License Agreement, dated May 2002, between the Registrant and a Japanese manufacturer (incorporated by reference to exhibit 10.3 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.24 Technology License Agreement, dated April 7, 2000, between the Registrant and Toshiba Corporation (incorporated by reference to exhibit 10.4 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.25 Technology Transfer License Agreement, dated September 2002, between Registrant and Motorola, Inc. (incorporated by reference to exhibit 10.5 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.26 Fourth Amendment, dated April 29, 2002, to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.27 Fifth Amendment dated September 18, 2002 to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.28 Amendment to Fifth Amendment to the Facility Agreement, dated October 22, 2002, to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.29 Letter Agreement, dated March 2002, among SanDisk, Alliance, Macronix, ICTech and Challenge Fund to advance Third and Fourth Milestone Payments (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.30 Letter Agreement, dated July 2002, among SanDisk, Alliance, Macronix, and ICTech to exercise rights distributed in rights offering (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.31 Letter Agreement, dated March 2003, among SanDisk, Alliance, Macronix, ICTech, and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.32 Form of Rights Agent Agreement between the Registrant and American Stock Transfer & Trust Company (including form of Rights Certificate) (incorporated by reference to exhibit 4.1 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.33 Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company (including form of Warrant Certificate) (incorporated by reference to exhibit 4.2 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.34  Reserved.

4.35 Investment Center Agreement related to Fab 1, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit
10.2 to the Registrant's Registration Statement on Form F-2, No. 333-97043).

4.36 Development and License Agreement, dated March 31, 2002, between Virage Logic Corporation and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.37 Master Services and License Agreement, dated June 2002, between Artisan Components, Inc. and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2002 Form 20-F).

4.38 Seventh Amendment to the Facility Agreement, dated November 11, 2003, (incorporated by reference to Exhibit 99.1 of the Registrant's Report on Form 6-K filed on December 17, 2003).

4.39 Undertaking of The Israel Corporation Ltd., dated November 11, 2003, (incorporated by reference to Exhibit 99.2 of the Registrant's Report on Form 6-K filed on December 17, 2003).

4.40 Undertaking of the Registrant, dated November 11, 2003 (incorporated by reference to Exhibit 99.3 of the Registrant's Report on Form 6-K filed on December 17, 2003).

4.41 Letter Agreement, dated November 11, 2003, by and among the Registrant, Israel Corporation Technologies, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co., Ltd. (incorporated by reference to
Exhibit 99.4 of the Registrant's Report on Form 6-K filed on December 17, 2003).

4.42 Foundry Agreement, dated May 12, 2004, between the Registrant and Siliconix incorporated.#

4.43 Share Purchase Agreement, dated December 8, 2004, between the Registrant and the Purchasers named therein.#

4.44 Agreement, dated December 31, 2004, by and among the Registrant and the Purchasers named therein.#

4.45 Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 No. 333-117565 ("Form S-8 No. 333-117565").

4.46  Form of Grant Letter to Israeli Employees (incorporated by reference to
Exhibit 4.4 to Form S-8 No. 333-117565).

4.47  Form of Grant Letter to U.S. Employees (incorporated by reference to
Exhibit 4.5 to Form S-8 No. 333-117565).

11.1  Code of Ethics, as amended.

12.1 Certification by Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification by Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification by Acting Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification by Acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1  Consent of Brightman Almagor & Co.

# PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

================================================================================

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

================================================================================

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               Page
                                                             -------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM        F-1

BALANCE SHEETS                                                 F-2

STATEMENTS OF OPERATIONS                                       F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                  F-4

STATEMENTS OF CASH FLOWS                                       F-5

NOTES TO FINANCIAL STATEMENTS                                F-6-F-50

[DELOITTE LOGO]
                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States The effect of the of America. application of the latter on the financial position and results of operations as of the dates and for the years presented is summarized in Note 19.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 3, 2005 (May 30, 2005 as for Note 20)

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                               AS OF DECEMBER 31,
                                                                             ---------------------
                                                                     NOTE       2004        2003
                                                                   -------   ---------   ---------
A S S E T S

   CURRENT ASSETS
      CASH AND CASH EQUIVALENTS                                              $  27,664   $  12,448
      DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                  53,793      44,042
      TRADE ACCOUNTS RECEIVABLE                                         14      19,286      11,631
      OTHER RECEIVABLES                                                  3      11,365      11,073
      INVENTORIES                                                        4      25,669      19,382
      OTHER CURRENT ASSETS                                                       1,818       1,729
                                                                             ---------   ---------
         TOTAL CURRENT ASSETS                                                  139,595     100,305
                                                                             ---------   ---------

   LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
        DESIGNATED FOR FAB 2 OPERATIONS                                          5,134       4,848
      OTHER LONG-TERM INVESTMENT                                         5           -       6,000
                                                                             ---------   ---------
                                                                                 5,134      10,848
                                                                             ---------   ---------
   PROPERTY AND EQUIPMENT, NET                                           6     609,296     568,412
                                                                             ---------   ---------
   OTHER ASSETS, NET                                                     7      93,483     108,770
                                                                             =========   =========
         TOTAL ASSETS                                                        $ 847,508   $ 788,335
                                                                             =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
      TRADE ACCOUNTS PAYABLE                                                 $  65,326   $  40,249
      OTHER CURRENT LIABILITIES                                          8      10,678       9,564
                                                                             ---------   ---------
         TOTAL CURRENT LIABILITIES                                              76,004      49,813

   LONG-TERM DEBT                                                        9     497,000     431,000

   CONVERTIBLE DEBENTURES                                               10      26,651      25,783

   LONG-TERM LIABILITY IN RESPECT
     OF CUSTOMERS' ADVANCES                                            12A      64,428      46,347

   OTHER LONG-TERM LIABILITIES                                          11      15,445       5,935

   COMMITMENTS AND CONTINGENCIES                                        12
                                                                             ---------   ---------
         TOTAL LIABILITIES                                                     679,528     558,878
                                                                             ---------   ---------
   SHAREHOLDERS' EQUITY
      ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
        250,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
        ISSUED 66,999,796 AND 52,996,097 SHARES, RESPECTIVELY      12A, 13      16,274      13,150
      ADDITIONAL PAID-IN CAPITAL                                       12A     517,476     427,881
      PROCEEDS ON ACCOUNT OF SHARE CAPITAL                             12A           -      16,428
      SHAREHOLDER RECEIVABLES                                                      (26)        (26)
      ACCUMULATED DEFICIT                                                     (356,672)   (218,904)
                                                                             ---------   ---------
                                                                               177,052     238,529
      TREASURY STOCK, AT COST - 1,300,000 SHARES                       13C      (9,072)     (9,072)
                                                                             ---------   ---------
         TOTAL SHAREHOLDERS' EQUITY                                            167,980     229,457
                                                                             =========   =========

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 847,508   $ 788,335
                                                                             =========   =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------
                                                         NOTE      2004        2003        2002
                                                       -------   ---------   ---------   ---------
SALES                                                  12D, 14   $ 126,055   $  61,368   $  51,801

COST OF SALES                                             6A(4)    228,410     122,395      67,022
                                                                 ---------   ---------   ---------

      GROSS LOSS                                                  (102,355)    (61,027)    (15,221)
                                                                 ---------   ---------   ---------

OPERATING COSTS AND EXPENSES

   RESEARCH AND DEVELOPMENT                                         17,053      20,709      17,031
   MARKETING, GENERAL AND ADMINISTRATIVE                            21,297      22,615      17,091
                                                                 ---------   ---------   ---------
                                                                    38,350      43,324      34,122
                                                                 =========   =========   =========

      OPERATING LOSS                                              (140,705)   (104,351)    (49,343)

FINANCING EXPENSE, NET                                      15     (29,745)     (9,826)     (2,104)

OTHER INCOME (EXPENSE), NET                                  5      32,682         (84)         45
                                                                 ---------   ---------   ---------
         LOSS FOR THE YEAR                                       $(137,768)  $(114,261)  $ (51,402)
                                                                 =========   =========   =========

BASIC LOSS PER ORDINARY SHARE

   LOSS PER SHARE                                                $   (2.13)  $   (2.40)  $   (1.63)
                                                                 =========   =========   =========
   LOSS USED TO COMPUTE
     BASIC LOSS PER SHARE                                        $(137,768)  $(114,114)  $ (51,402)
                                                                 =========   =========   =========
   WEIGHTED AVERAGE NUMBER OF
     ORDINARY SHARES OUTSTANDING - IN THOUSANDS                     64,717      47,608      31,523
                                                                 =========   =========   =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                                  PROCEEDS
                                                              ORDINARY SHARES      ADDITIONAL         ON
                                                           ---------------------     PAID-IN      ACCOUNT OF
                                                             SHARES      AMOUNT      CAPITAL    SHARE CAPITAL
                                                           ----------   --------   ----------   -------------
   BALANCE - JANUARY 1, 2002                               26,297,102   $  7,448   $  307,865   $           -

ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                    18,438,430      3,846       92,943

AMORTIZATION OF UNEARNED COMPENSATION

LOSS FOR THE YEAR
                                                           ----------   --------   ----------   -------------
   BALANCE - DECEMBER 31, 2002                             44,735,532   $ 11,294   $  400,808   $           -

STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                  145

STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                       4,205

ISSUANCE OF SHARES, NET OF RELATED COSTS                    8,260,565      1,856       22,723

PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                   16,428

AMORTIZATION OF UNEARNED COMPENSATION

LOSS FOR THE YEAR
                                                           ----------   --------   ----------   -------------
   BALANCE - DECEMBER 31, 2003                             52,996,097   $ 13,150   $  427,881   $      16,428

ISSUANCE OF SHARES                                          2,463,949        553       16,414         (16,428)

ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                         11,444,500      2,550       72,536

EXERCISE OF SHARE OPTIONS                                      95,250         21          645

LOSS FOR THE YEAR
                                                           ----------   --------   ----------   -------------
   BALANCE - DECEMBER 31, 2004                             66,999,796   $ 16,274   $  517,476   $           -
                                                           ==========   ========   ==========   =============
                                                           SHAREHOLDER
                                                           RECEIVABLES
                                                               AND
                                                             UNEARNED     ACCUMULATED   TREASURY
                                                           COMPENSATION     DEFICIT       STOCK       TOTAL
                                                           ------------   -----------   ---------   ----------
   BALANCE - JANUARY 1, 2002                               $       (195)  $   (53,241)  $  (9,072)  $  252,805

ISSUANCE OF SHARES,
   NET OF RELATED COSTS                                                                                 96,789

AMORTIZATION OF UNEARNED COMPENSATION                               142                                    142

LOSS FOR THE YEAR                                                             (51,402)                 (51,402)
                                                           ------------   -----------   ---------   ----------

   BALANCE - DECEMBER 31, 2002                             $        (53)  $  (104,643)  $  (9,072)  $  298,334

STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                                   145

STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                                        4,205

ISSUANCE OF SHARES, NET OF RELATED COSTS                                                                24,579

PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                    16,428

AMORTIZATION OF UNEARNED COMPENSATION                                27                                     27

LOSS FOR THE YEAR                                                            (114,261)                (114,261)
                                                           ------------   -----------   ---------   ----------

   BALANCE - DECEMBER 31, 2003                             $        (26)  $  (218,904)  $  (9,072)  $  229,457

ISSUANCE OF SHARES                                                                                         539

ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                                                                      75,086

EXERCISE OF SHARE OPTIONS                                                                                  666

LOSS FOR THE YEAR                                                            (137,768)                (137,768)
                                                           ------------   -----------   ---------   ----------
   BALANCE - DECEMBER 31, 2004                             $        (26)  $  (356,672)  $  (9,072)  $  167,980
                                                           ============   ===========   =========   ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                                2004         2003         2002
                                                                             ----------   ----------   ----------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                         $ (137,768)  $ (114,261)  $  (51,402)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE YEAR
    TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
      INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                          121,067       54,611       18,821
         EFFECT OF INDEXATION AND TRANSLATION ON
           CONVERTIBLE DEBENTURES                                                   676         (878)           -
         OTHER EXPENSE (INCOME), NET                                            (32,682)          84          (45)
      CHANGES IN ASSETS AND LIABILITIES:
         INCREASE IN TRADE ACCOUNTS RECEIVABLE                                   (7,655)      (4,175)      (4,135)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         (413)       1,264       (1,305)
         INCREASE IN INVENTORIES                                                 (6,287)      (6,221)        (609)
         INCREASE IN TRADE ACCOUNTS PAYABLE                                         404          801        4,686
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                          (970)       1,467        2,764
         INCREASE IN OTHER LONG-TERM LIABILITIES                                  9,344          529        2,822
                                                                             ----------   ----------    ---------
                                                                                (54,284)     (66,779)     (28,403)

         INCREASE (DECREASE) IN LONG-TERM LIABILITY
            IN RESPECT OF CUSTOMERS' ADVANCES, NET                               19,384         (899)      29,336
                                                                             ----------   ----------    ---------
            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 (34,900)     (67,678)         933
                                                                             ----------   ----------    ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
     INTEREST-BEARING DEPOSITS, NET                                             (10,037)      14,341      (59,683)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       (154,975)    (179,310)    (205,099)
   INVESTMENT GRANTS RECEIVED                                                    32,636       33,811       40,481
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                2,626          222           70
   INVESTMENTS IN OTHER ASSETS                                                     (702)     (22,098)     (34,290)
   DECREASE (INCREASE) IN DEPOSITS, NET                                               -       10,500         (456)
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                    38,677            -            -
                                                                             ----------   ----------    ---------
            NET CASH USED IN INVESTING ACTIVITIES                               (91,775)    (142,534)    (258,977)
                                                                             ----------   ----------    ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF SHARES, NET                                         75,225       24,375       96,751
   PROCEEDS FROM LONG-TERM DEBT                                                  66,000            -      142,000
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                          666            -            -
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                               -       16,428            -
   DECREASE IN SHORT-TERM DEBT                                                        -            -      (10,000)
   REPAYMENT OF LONG-TERM DEBT                                                        -      (13,000)      (4,000)
   PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH
     RE-BORROWING, NOTE 12A(6)                                                        -      187,000            -
   PROCEEDS FROM SALE OF SECURITIES, NET                                              -            -       21,540
                                                                             ----------   ----------    ---------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                           141,891      214,803      246,291
                                                                             ==========   ==========   ==========
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           15,216        4,591      (11,753)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                    12,448        7,857       19,610
                                                                             ----------   ----------    ---------

      CASH AND CASH EQUIVALENTS - END OF YEAR                                $   27,664   $   12,448   $    7,857
                                                                             ==========   ==========   ==========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                     $   47,675   $   17,160   $   49,419
                                                                             ==========   ==========   ==========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                                $    4,205
                                                                                          ==========
   INVESTMENTS IN OTHER ASSETS                                                            $    3,153   $    4,304
                                                                                          ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR CAPITALIZED AND EXPENSED INTEREST           $   25,205   $   15,674   $   11,594
                                                                             ==========   ==========   ==========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                $      130   $      239   $      151
                                                                             ==========   ==========   ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

         A.    DESCRIPTION OF BUSINESS

               Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in March 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers. The Company manufactures integrated circuits in geometries from 1.0 to 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in 0.18 microns and below at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

               The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

               The Company's Ordinary Shares are traded on the Nasdaq National Market and on the Tel-Aviv Stock Exchange.

         B.    ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the financial statements, have provided an aggregate of $1,267,000 of financing for Fab 2.

               The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 12A. For details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see Note 12A.

               During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the
               0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, and to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technology that had been previously capitalized. For further details concerning the depreciation and amortization of Fab 2 assets, see Note 6A.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in Israel. See Note 19 for the reconciliation of material differences between GAAP in Israel and in the United States of America.

         A.    PRINCIPLES OF CONSOLIDATION

               The Company's financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

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

         F.    PROPERTY AND EQUIPMENT

               (1) Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company); and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

         F.    PROPERTY AND EQUIPMENT (cont.)

               (1)  (cont.)

                    Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable is determined based on qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

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

         G.    OTHER ASSETS

               The cost of Fab 2 technologies presented in other assets includes the technology process cost, internal incremental direct costs, mainly payroll-related costs of employees designated for integrating the technologies in the Company's facilities, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies. Amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, and is based on the straight-line method over a four-year period.

               Deferred financing charges included in other assets in relation to funding the establishment of Fab 2, are being amortized over the lives of the borrowings based on the repayment schedule of such funding (in general, 6 to 8 years). During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. Commencing the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges are being amortized to financing expenses, net.

               Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

         H.    CONVERTIBLE DEBENTURES

               Convertible debentures, the conversion of which is not anticipated as of the balance-sheet date, are presented as long-term liabilities based on their terms as of such date, net of discount. See Note 19E for disclosure of convertible debentures in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

         I.    INCOME TAXES

               The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law at the time the financial statements are prepared) to be in effect when the deferred taxes are expected to be paid or realized.

               Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences, which will result in deductible amounts in future years and for carryforwards. A valuation allowance against such deferred tax asset is recognized if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

         L.    LOSS PER ORDINARY SHARE

               Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding during each year presented. The calculation includes retroactive effect from the beginning of each year of shares issued upon exercise of options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year, and giving effect to shares issueable from probable Exercise and from probable Conversion. Basic loss per ordinary share is calculated based on loss for the period with the inclusion of imputed interest income on the exercise price of options and warrants exercised or whose Exercise is probable, and of financing expenses in relation to converted debentures or on probable Conversion, as required under Israeli GAAP. See Note 19J for disclosure of loss per share data in accordance with U.S. GAAP.

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

               See Note 19C for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

         N.    FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

               The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency. Financing expenses, net in 2004, 2003 and 2002 include net foreign currency transaction losses of $760, $232 and $1,509, respectively.

         O.    STOCK-BASED COMPENSATION

               The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25") and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without a fixed measurement date is remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms is amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation is expensed is determined, based on the straight-line method, separately for each portion of the award as if the grant were a series of awards. See Note 13B(6) for pro forma disclosures required by SFAS 123 and SFAS 148.

               The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123") and EITF 96-18: Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The award cost of warrants granted in connection with bank financing is amortized as deferred financing charges over the terms of the loans, in a manner described in paragraph G above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

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

         Q.    RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

               (1) SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 - In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is currently assessing the impact of the adoption of this Standard on the Company's financial position and results of operations under U.S. GAAP.

               (2) SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" - In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations. SFAS 123(R) will be implemented in the U.S. GAAP reconciliation Note. According to Israeli GAAP, accounting for costs associated with share-based payments is not required.

                    SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

                    SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

         Q.    RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

               (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (cont.)

                    The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

                    The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

                    Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

               (3) SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company's financial position and results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

         R. RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD

               ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME" - In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Taxes on Income" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing taxes on income in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The adoption of the Standard is not expected to have a material effect on the Company's financial position and results of operations.

NOTE 3 - OTHER RECEIVABLES

         Other receivables consist of the following:

                                                         As of December 31,
                                                      -----------------------
                                                         2004         2003
                                                      ----------   ----------
Government of Israel - investment grants receivable   $    8,400   $    8,143
Other government agencies                                  2,382        2,655
Others                                                       583          275
                                                      ----------   ----------
                                                      $   11,365   $   11,073
                                                      ==========   ==========

NOTE 4 - INVENTORIES

         Inventories consist of the following (*):

                                                         As of December 31,
                                                      -----------------------
                                                         2004         2003
                                                      ----------   ----------
Raw materials                                         $    9,260   $    5,736
Spare parts and supplies                                   3,950        3,341
Work in process                                           10,085        9,520
Finished goods                                             2,374          785
                                                      ----------   ----------
                                                      $   25,669   $   19,382
                                                      ==========   ==========

(*) Net of aggregate write-downs to net realizable value of $2,665 and $1,228 as of December 31, 2004 and 2003, respectively.

NOTE 5 - OTHER LONG-TERM INVESTMENT

         SAIFUN - Based on an agreement between the Company and Saifun Semiconductors Ltd. ("Saifun"), an Israeli company which designs and develops memory designs, the Company invested $6,000 in Saifun's share capital. In December 2004, the Company entered into a definitive agreement to sell all of its holdings in Saifun to a U.S. based private equity investor in consideration for $38,677. In December 2004, shareholders of Saifun exercised their right of first refusal, and accordingly purchased the shares from the Company for the said amount. The agreement provides that the Company may receive additional installments through August 2005, at an amount equal to 10% of the difference by which the price to be determined at a future IPO, exit or merger and acquisition transaction of Saifun, is greater than the price per share under the agreement ($14.00 per share). The net gain from the sale of Saifun's shares amounted to $32,377.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

         A.    COMPOSITION

                                               As of December 31,
                                             ----------------------
                                               2004         2003
                                             ---------    ---------
COST:
Prepaid perpetual land lease and buildings   $ 235,632    $ 225,218
Machinery and equipment                        688,691      555,989
Transportation vehicles                          2,989        3,683
                                             ---------    ---------
                                               927,312      784,890
                                             ---------    ---------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings      33,960       20,698
Machinery and equipment                        282,092      193,682
Transportation vehicles                          1,964        2,098
                                             ---------    ---------
                                               318,016      216,478
                                             =========    =========
                                             $ 609,296    $ 568,412
                                             =========    =========

               SUPPLEMENTAL DISCLOSURE RELATING TO COST OF PROPERTY AND
               EQUIPMENT:

               (1) As of December 31, 2004 and 2003, the cost of property and equipment included costs relating to Fab 2 in the amount of $701,982 and $560,304, respectively. Said amounts are net of investment grants of $158,830 and $126,226, respectively. Depreciation of Fab 2 assets commenced in the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use.

               (2) As of December 31, 2004, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $262,320 (as of December 31, 2003 - $232,187).

               (3) Cost of property and equipment as of December 31, 2004 and 2003 includes capitalized interest costs in the aggregate of $18,480.

               (4) Following the commencement of Fab 2 operations, in the third quarter of 2003, the Company began to depreciate and amortize Fab 2 property and equipment and other assets, resulting in depreciation and amortization expenses in the cost of sales of $101,729 in 2004 and $37,302 in 2003.

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

               In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680 was approved by the Investment Center. The approval certificate provides for a benefit track entitling the Company to investment grants at a rate of 34% of the investments included in such certificate made through December 31, 2001. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2004, the report has not yet received a final approval from the Investment Center.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (cont.)

         B.    INVESTMENT GRANTS (cont.)

               See Note 12A(8) with respect to the Fab 2 program approved by the Investment Center in December 2000.

               Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all assets of the Company. See also Note 16A.

         C.    For liens see Note 12A(6).

NOTE 7 - OTHER ASSETS, NET

         Other assets consist of the following:

                                               As of December 31,
                                             ----------------------
                                               2004         2003
                                             ---------    ---------
COST:
In relation to Fab 2:
   Technologies - Note 12A(2)                $  90,747    $  90,747
   Deferred financing charges                   20,915       20,864
   Other                                         3,217        3,661
                                             ---------    ---------
                                               114,879      115,272
                                             ---------    ---------
ACCUMULATED AMORTIZATION:
In relation to Fab 2 (*):
   Technologies                                 13,797        2,793
   Deferred financing charges                    6,606        3,049
   Other                                           993          660
                                             ---------    ---------
                                                21,396        6,502
                                             =========    =========
                                             $  93,483    $ 108,770
                                             =========    =========

(*)  For amortization policy, see Note 2G.

NOTE 8 - OTHER CURRENT LIABILITIES

         Other current liabilities consist of the following:


                                               As of December 31,
                                             ----------------------
                                               2004         2003
                                             ---------    ---------
Accrued salaries                             $   3,902    $   3,579
Vacation accrual                                 3,509        3,474
Interest payable on convertible debentures       1,208        1,168
Other                                            2,059        1,343
                                             ---------    ---------
                                             $  10,678    $   9,564
                                             =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT

         A.    COMPOSITION:

                                                   As of December 31,
                 Effective interest rate as of   ---------------------
                       December 31, 2004            2004        2003
                 -----------------------------   ---------   ---------
In U.S. Dollar              6.78%                $ 172,000   $ 172,000
In U.S. Dollar              5.30%                   40,000      40,000
In U.S. Dollar              5.06%                  285,000     219,000
                                                 ---------   ---------
                                                 $ 497,000   $ 431,000
                                                 =========   =========

         B. Loans received under the Facility Agreement bear interest based on the three-month USD Libor rate plus 2.5%, as revised under the amendment to the Facility Agreement described in detail in Note 12A(6). Prior to the closing of this amendment in December 2003, the loans bore interest based on the three-month USD Libor rate plus 1.55%. The effective interest rate as of December 31, 2004 of loans, the amount of which as of such date was $292,000, includes the terms of collar agreements with knock-out and knock-in features described in Note 17A. Interest is payable at the end of each quarter.

         C. For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2, including re-borrowing terms, see Note 12A(6).

         D.    REPAYMENT SCHEDULE

               The balance of the long-term debt as of December 31, 2004 is repayable as follows:

2007                    $ 151,667
2008                      165,667
2009 and thereafter       179,666
                        ---------
                        $ 497,000
                        =========

         E. The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also Note 12A(6)). For further details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see Note 12A(6).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - CONVERTIBLE DEBENTURES

          In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 principal amount of convertible debentures, linked to the Israeli Consumer Price Index ("CPI") (adjusted to the CPI as of December 31, 2004 - NIS 116,821,927, $27,117). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four installments in January of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2004 - NIS 43.31, $10.05). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%. For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 13E, the effective rate of interest on the convertible debentures is 9.88%.

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

          Pursuant to a covenant in the Facility Agreement, the Company is to deposit at least 20% of the principal amount (net of discounts) of the unconverted debentures in favor of the Banks as security for payment of the amounts the Company owes the Banks. The deposited amounts may be released only as provided in the Facility Agreement, including for payment of interest on the convertible debentures.

          The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

          See Note 19E for disclosure of the accounting treatment of the convertible debentures under U.S. GAAP.

NOTE 11 - OTHER LONG-TERM LIABILITIES

          A.    COMPOSITION

                                                          As of December 31,
                                                         ---------------------
                                                            2004       2003
                                                         ---------   ---------
Net liability for employee
  termination benefits (see B below):
   Gross obligation                                      $  20,938   $  19,042
   Amounts funded through deposits to severance
     pay funds and purchase of insurance policies          (16,350)    (14,607)
                                                         ---------   ---------
                                                             4,588       4,435
Long-term advances (see Note 12B(3))                         5,500       1,500
Long-term liabilities in respect of license agreements       5,191          --
Other                                                          166          --
                                                         ---------   ---------
                                                         $  15,445   $   5,935
                                                         =========   =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - OTHER LONG-TERM LIABILITIES (cont.)

          B.   EMPLOYEE TERMINATION BENEFITS

               Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. This liability is primarily covered by regular deposits made by the Company into recognized severance and pension funds and by insurance policies purchased by the Company. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S GAAP, see Note 19B.

               Costs relating to employee termination benefits were approximately $3,836, $2,828 and $2,070 for 2004, 2003 and 2002,
               respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

               (1)  OVERVIEW

                    In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements, and has completed public and private financing transactions, to provide an aggregate, as of the approval date of the financial statements, of $1,267,000 of financing for Fab 2. The agreements and arrangements include those with technology partners, Wafer Partners, Equity Investors, the Company's Banks, the Government of Israel through the Investment Center and others. The agreements with the Banks and the Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

                    Through December 31, 2004, the Company has invested in the Fab 2 project an aggregate of approximately $1,185,000. Through such date, the Wafer Partners, Equity Investor and technology partners had invested in the Company through committed agreements an aggregate of $306,823 ($47,246 of which was established as long-term customers' advances); the Banks had made long-term loans in the aggregate of $497,000; and the Investment Center granted the Company an aggregate of $150,647. In addition, through December 31, 2004, the Company has raised $209,858 from other financial sources.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (1)  OVERVIEW (cont.)

                    During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the majority of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technologies that previously had been capitalized, are no longer capitalizable. Depreciation and amortization of Fab 2 assets in 2004 and 2003 amounted to $108,542 and $39,625, respectively (see also Note 6A).

                    The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as a timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2; achieving certain operational milestones and complying with various conditions and covenants in order to receive the additional funds committed by the Investment Center, as well as those provided by the Facility Agreement with the Banks, which establishes significant conditions and covenants under the Facility Agreement; and completing the complex processes of transferring from Freescale (formerly Motorola) the manufacturing technologies to be used at Fab 2 and development of new technologies.

                    According to the Facility Agreement with the Banks, raising certain required additional funding by the dates specified, achieving the milestones as scheduled, as well as complying with all the conditions and covenants stipulated in that agreement and in the Approval Certificate from the Investment Center, are material provisions for providing the Company with the required financing. For details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see paragraph A(6) below.

               (2)  TECHNOLOGY TRANSFER AGREEMENTS

                    TOSHIBA - In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provides for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies installed in Fab 2 including related technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance. The transfer of the technology was substantially completed during the first half of 2003. Under the Toshiba agreement, the Company agreed, subject to certain conditions, to reserve for Toshiba a certain portion of Fab 2 wafer manufacturing capacity for a period ending in December 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (2)  TECHNOLOGY TRANSFER AGREEMENTS (cont.)

                    FREESCALE (FORMERLY MOTOROLA) - In September 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with Motorola, a U.S. corporation, which was subsequently assigned to Freescale ("Freescale"). This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products to be manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

               (3)  WAFER PARTNER AGREEMENTS

                    During 2000, the Company entered into various share purchase agreements ("Wafer Partner Agreements") with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the "Wafer Partners"; excluding QuickLogic, the "primary Wafer Partners") to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

                    Through December 31, 2004, the Wafer Partners invested in the Company, based on the Wafer Partner Agreements, an aggregate of $246,823, of which $199,577, was credited as paid in capital and $47,246, was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements utilized as credit against purchases to be made by the Wafer Partners, or converted into paid-in-capital. Through December 31, 2004, the Wafer Partners were issued an aggregate of 26,242,875 Ordinary Shares at an average price per share of $7.63, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment.

                    In December 2003, the primary Wafer Partners made their final committed investment of $13,201. Said amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 19F.

                    For additional investments made by the Wafer Partners in connection with a rights offering, see Note 13F.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (4)  EQUITY INVESTOR AGREEMENTS

                    Through December 31, 2004, The Israel Corporation ("TIC"), the principal shareholder of the Company, and Challenge Fund-Edgar II LP, a Delaware limited partnership ("Challenge") (all together, "Equity Investors") invested in the Company, an aggregate of $55,000 for the purchase of an aggregate of 7,419,835 Ordinary Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. Said amount includes $3,227 the Equity Investors made in December 2003 as their final committed investment. The $3,227 amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 19F. The investments of TIC and Challenge were made in accordance with share purchase agreements the Company entered into with them in December 2000 and February 2001, respectively.

                    In 2002, Ontario Teachers' Pension Plan ("OTPP") invested in the Company's equity $15,000 in consideration for 3,000,000 Ordinary Shares of the Company for $5.00 per share, and a warrant to purchase an additional 1,350,000 Ordinary Shares of the Company. The warrant is exercisable for a four-year period ending in October 2006, at an exercise price of $7.50 per share (subject to customary adjustments).

               (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS

                    Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners are entitled to convert an aggregate of up to $13,201 of the unutilized long-term customers' advances, which they may have as of December 31, 2005, into fully-paid Ordinary Shares of the Company. The number of shares to be issued shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to December 31, 2005. The option is exercisable during January 2006. In case such conversion occurs and the amount of shares issued is equivalent to or greater than 5% of the Company's outstanding share capital as of the conversion date, the Company has undertaken to offer to all of its other shareholders rights to purchase shares of the Company at the same price per share.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

                    Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter in 2004-2006, that portion of the long-term customers' advances which it is entitled to utilize, based upon purchases made by such primary Wafer Partner during that quarter, into fully-paid Ordinary Shares of the Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of each quarter. Accordingly, during 2004, one of the primary Wafer Partners converted an aggregate of $539 of long-term customer advances into 117,163 fully paid Ordinary Shares of the Company, at an average share price of $4.59 per share. Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against purchases made subsequent to that quarter, and shall bear interest, payable at the end of each quarter, at an annual rate equal to the three-month LIBOR plus 2.5% through December 31, 2007. The aggregate principal of the unconverted long-term customers' advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company, shall be fully repaid on December 31, 2007. Other than as described above in this paragraph and the preceding paragraph, each of the primary Wafer Partners agreed that long-term customer's advances could not be utilized before December 31, 2006. Following December 31, 2006, the remaining long-term customer advances may be utilized as credits against purchases to be made.

               (6)  FACILITY AGREEMENT

                    In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, as amended in January 2002, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Of that amount, as of December 31, 2004, the Company withdrew an aggregate of $497,000. The loans bear interest at a rate of Libor plus 2.5% per annum payable at the end of each quarter (prior to the November 2003 amendment, described below, the loans bore interest at a rate of Libor plus 1.55% per annum). The loans are subject to certain prepayment provisions. Unused amounts under the Facility Agreement were subject to a quarterly commitment fee of 0.25% per annum. In accordance with the terms of the Facility Agreement, as of December 31, 2004 the Company may no longer borrow thereunder.

                    Loans in the amount of $431,000 received by the Company through December 31, 2003, were repaid on December 31, 2003 and, concurrently, an equivalent amount was drawn down on such date at an equivalent amount to be repaid in 12 equal consecutive quarterly installments commencing on March 31, 2007 (the net amount of long-term loans the Company received in 2003 in connection with the abovementioned re-borrowing was $187,000). Loans in the amount of $66,000 drawn down during 2004 are repayable in 12 equal consecutive quarterly installments, commencing three years from the draw down date of each loan, which in no case shall be after the maturity date of the Facility Agreement. For further details regarding loans drawn down under the Facility Agreement, see
                    Note 9.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (6)  FACILITY AGREEMENT (cont.)

                    Under the Facility Agreement and the terms of the Company's long-term loans as of December 31, 2004, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company's obligations, the Company would be obligated to immediately repay all loans made by the Banks, plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company's assets.

                    In November 2003, the Company and its Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the Company is obligated to comply with certain operational and financial ratios, primarily total shareholders' equity to total assets, quarterly and annual EBITDA, sales and production capacity milestones.

                    As of December 31, 2004, due mainly to the recent and current slow-down in the semiconductor markets, the Company was not in compliance with certain of the financial ratios and covenants stipulated in the Facility Agreement. The Company has recently prepared an updated working-plan for 2005 for Fab 2, which is based on prevailing and the Company's forecast of market conditions and requested its Banks to agree to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan for 2005. Prior to the approval date of the financial statements, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement signed also amended certain of the financial ratios and covenants the Company is to comply with during 2005.

                    According to the amended Facility Agreement with the Banks, the Company is to raise from specified financial sources an aggregate of $79,000 by December 2004, an aggregate of $115,500 by June 2005 and an aggregate of $152,000 by December 2005. As of December 31, 2004, the Company fully satisfied the December 2004 and June 2005 fund raising milestones. Accordingly, as of such date, the Company's remaining obligation to raise financings from specified financial sources is $28,300 to be raised by December 31, 2005.

                    The Facility Agreement provides that should the Company fail to meet the above fundraising obligations towards the remaining $28,300 by December 31, 2005, the Banks will have the option to demand that the Company consummate within three months from the failing raising date a rights offering of convertible debentures and warrants to purchase the Company's Ordinary Shares to raise the missing amount towards the required funding, all in accordance with the terms prescribed in the Facility Agreement.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (6)  FACILITY AGREEMENT (cont.)

                    The Israel Corporation Ltd. ("TIC"), the current major shareholder of the Company, has undertaken to the Banks to exercise all of the rights it receives in the rights offering. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. As a result of the Company satisfying certain of its fund raising milestones, TIC's undertaking to the Banks as of December 31, 2004 is limited to an aggregate of $15,215. If certain of the Company's shareholders participate in the above investment, then their investment will be deemed to be investments made by TIC towards the $15,215 commitment. In the event that the rights offering cannot be completed, TIC has undertaken to purchase from the Company in a private placement 50/93 of the amount the Company was to raise in the rights offering.

                    TIC's undertaking and the Company's obligation to consummate a rights offering expires on the earlier of: (i) such time that the Company will fulfill the fundraising obligation to raise an aggregate of $28,300 as described above; (ii) such time as TIC has invested an aggregate amount of $15,215 as described above; or (iii) June 30, 2006.

                    Following the receipt of the above described investments from TIC, the Banks will permit the Company to draw additional funds under the Facility Agreement at a ratio of $43 for every $50 invested, up to $13,085 in the aggregate. Any drawn loan will be repayable by December 2007. Should the Company draw down loans from this additional amount, the Banks will be issued 30% warrant coverage of the amount drawn down, based on the average closing price of the Company's Ordinary Shares during the 15 consecutive trading days prior to the time the Company draws down such loans.

                    For further details regarding 1,296,596 warrants issued to the Banks in connection with the Facility Agreement, see
                    Note 13B(5)(a).

                    For further details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, and additional warrants issuable to TIC in the event the undertaking is realized, see Note 13B(5)(b).

                    The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, subject to making any investment under its undertaking, up to a maximum of $100,000 as follows: up to $25,000 in cash and any amount exceeding such $25,000 limit will earn interest at LIBOR plus 2.5% and will be paid on the same terms that the Company repays its loans to the Banks.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (6)  FACILITY AGREEMENT (cont.)

                    Following certain bankruptcy related events, the Banks will be able to bring a firm offer made by a potential investor to purchase the Company's ordinary shares ("the Offer") at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the offeror intends to purchase a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

               (7)  FAB 2 CONSTRUCTION AGREEMENT

                    In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of Fab 2 in consideration of approximately $200,000 to be paid according to certain performance milestones stipulated in the agreement. As of December 31, 2004, approximately $190,000 of that amount had already been paid by the Company.

               (8)  APPROVED ENTERPRISE STATUS

                    In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provides for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $150,647 has been already received from the Investment Center. The remaining grants are to be made in accordance with a timetable set forth in the approval certificate for the program and are subject to the described below.

                    Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 may be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, as of December 31, 2004, the Company completed approximately 70% of the investments under the approved enterprise program. According to the original terms of the program, had the Company completed as of December 31, 2004 80% of the total investments under the approved enterprise program, then the overall investment period would have been automatically expanded through December 31, 2005. Currently, the Company does not expect to complete Fab 2 investments by the end of 2005. Accordingly, and as a result of the Company's actual investments lagging behind the original terms of the program, the Company notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping Fab 2. Such plan includes, among other matters, a reduced rate of annual investments and lower than projected expectations for Fab 2 sales. In July 2004, the Company received from the Investment Center an approval to the revised investment schedule. As of December 31, 2004, the Company was in compliance with the revised investment schedule.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

               (8)  APPROVED ENTERPRISE STATUS (cont.)

                    While Israeli law currently limits the investment period to five years (that is, through December 31, 2005), the Company's management estimates, based on discussions held with the Investment Center, that it is probable that satisfactory arrangements will be made with the Investment Center to allow for the extension of the investment period beyond the five-year period (see also Note 16A).

               (9)  AGREEMENT WITH THE ILA

                    In November 2000, the Company entered into a development agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance.

               (10) HEDGING ACTIVITIES

                    For hedging transactions and agreements the Company has entered into, see Note 17C.

               (11) OTHER AGREEMENTS

                    Through December 31, 2004 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab
                    2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date, including the Fab 2 construction agreement described in paragraph (7) above, amounted to $32,797.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          B.   LICENSE AGREEMENTS (cont.)

               (3) In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company following the signing of the agreement and subject to achievement of certain milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, part or all of the second half of the total amounts paid by it to the Company as long-term customer advances to be utilized against future purchases made by the Japanese manufacturer through 2007. Sales for 2004 and 2002 included $1,944 and $8,056 revenues in relation to this agreement, respectively. See also Note 11A.

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

               (2) With respect to a long-term lease agreement of land on which Fab 2 was constructed, see paragraph A(9) above.

               (3) The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2004.

          D.   PURCHASE AGREEMENTS

               The Company from time to time enters into long-term purchase agreements with customers. Pursuant to such agreements, the Company is committed to sell, and the customer is committed to purchase (subject to reductions in certain circumstances), a specific monthly output derived from the start of processing of silicon wafers at prices which are stipulated in the agreements and are subject to periodic re-negotiations. From commencement of the Company's operations through December 31, 2004, a substantial portion of the Company's production has been sold under such agreements. For purchase agreements with related parties, see paragraph A(3) above.

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

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          F.   OTHER PRINCIPAL AGREEMENTS

               (1) MACRONIX - In December 2000, the Company and Macronix entered into an agreement according to which the Company waived in favor of Macronix certain exclusive semiconductor manufacturing rights it received from Saifun.

               (2) SAIFUN - Pursuant to an agreement between the Company and Saifun signed in October 1997, the Company has certain exclusive semiconductor manufacturing rights for certain licensed technology. The agreement also sets certain limitations on Saifun regarding future licensing of such technology (see (1) above). Pursuant to certain provisions of the agreement, the Company and Saifun are obligated, under certain circumstances, to pay each other royalties. For royalty amounts received and payable by the Company under the agreement, see Note 18B. The agreement terminates in October 2007, unless terminated earlier for cause.

               (3) SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing after the completion of the transfer of Siliconix's technology to Fab 1, which is expected to be completed during the first half of 2005. According to the agreement, in August 2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix's orders. The advanced amount will be credited towards the purchase price of wafers. The unused remaining balance of the $20,000 ($14,068 as of December 31, 2004) is included in designated cash and short-term interest-bearing deposits in the balance sheet. The Company registered liens in favor of Siliconix on equipment purchased in connection with the transaction.

               (4) OTHER - The Company, from time to time in the normal course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

          G.   ENVIRONMENTAL AFFAIRS

               The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company's facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. The Company's current business license requires that its manufacturing facilities achieve a maximum fluoride level of 6 parts per million (PPM) in their wastewater. Under the terms of the license, Fab 1 is permitted to achieve a maximum fluoride level of 8 PPM, subject to the submission of certain documents to the environmental authorities. The Company filed with the authorities the required documents and accordingly Fab 1's current fluoride level is in compliance with the terms of the license.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

          H.   CLASS ACTION

               In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

          I.   AMENDMENT TO ISRAELI BANKING REGULATIONS

               Pursuant to a amendment to a directive published by the Israel Supervisor of Banks, which became effective on March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, The Israel Corporation (the latter being currently the major shareholder of the Company), and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides that an entity will be subject to limitations on the amount of bank financing available to it if such entity is included within a group of borrowers, to which the amount of debt financing that has been extended from such bank amounts to 30% of such bank's capital, or is a member of one of the bank's six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from that bank amounts to 150% of such bank's capital (gradually reduced to 135% between April 2005 and June 2006). The directive also provides that a bank cannot extend debt financing to any single borrower in amounts that exceed 15% of such bank's capital. If any of the Company's Banks exceed these limitations, it may require that the Company return some or all of the Company's outstanding borrowings ($497,000 as of December 31, 2004) and may limit the Company's ability to borrow additional funds in the future.

          J.   STAMP DUTY

               In October 2004, the Company has been approached by Israeli Tax Authorities with a request to provide certain information relating the stamping of commercial documents in Israel. This request was also sent to other Israeli public companies and other entities, which oppose such request by arguing it contradicts the common practice in Israel. Management estimates that the Company's exposure, if any, in connection with this request is not expected to have a material effect on the Company's financial position and results of operations.

          K.   OTHER COMMITMENTS

               Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY

          A.   DESCRIPTION OF ORDINARY SHARES

               As of December 31, 2004 and 2003, the Company had 250,000,000 and 150,000,000 authorized par value NIS 1.00 Ordinary Shares, respectively, of which 65,699,796 and 51,696,097, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of December 31, 2004, there were 9,858,236 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions as of December 31, 2004 related to Fab 2 Wafer Partners and Equity Investors warrants, the exercise of all options granted and issued to non-employees and the conversion of all the convertible debentures.

               Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

          B.   SHARE OPTION PLANS

               (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS

                    (a) GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1994. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals to not less than 85% of the market value of the Ordinary Shares at the date of grant (in mostly all cases, at an exercise price equal to the market value of the underlying shares at the date of grant); vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date under each plan.

                    (b) OPTIONS TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS - In March 2003, the Board of Directors of the Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which the Company's Chairman of the Board of Directors ("Chairman") is entitled to receive the right to purchase up to 1,043,000 Ordinary Shares of the Company at an exercise price of $2.983, an exercise price which is higher than the Company's share price at the date of the approval by the Board of Directors, and is equivalent to the average closing trading price for the Company's Ordinary Shares during the 30 consecutive trading days preceding the date of board approval of the amendment to the Fab 2 investment agreements described in Note 12A(5) above. Options granted under the plan vest over a five-year period according to various vesting schedules. The vesting of the options is subject to the Chairman's serving as the Chairman or as the Company's Chief Executive Officer or President on the relevant vesting dates. The options granted are exercisable for a period of five years from the date on which the options vest.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          B.   SHARE OPTION PLANS (cont.)

               (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS (cont.)

                    (c) OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved a stock option plan pursuant to which the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company's shares on the grant dates. As of December 31, 2004 and 2003, 240,000 and 280,000 options were outstanding under the plan, respectively, with weighted average exercise price of $8.41 and $8.48, respectively. Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable.

                         In addition, during 2000 and 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the Company's shares on the dates of grant. The options may be exercised for a period of three years from the date on which they have become vested. As of December 31, 2004, all the options are vested.

                    (d) OPTIONS GRANTED TO FORMER CO-CEOS IN OCTOBER 1998 AND MAY 2001 - In October 1998 and May 2001, the Board of Directors of the Company approved share option plans pursuant to which each of the Company's two former Co-Chief Executive Officers was granted the right to purchase up to 300,000 and 100,000, respectively, Ordinary Shares of the Company at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. In the framework of the retirement of the former Co-Chief Executive Officers in May 2003, based on their retirement provisions as stipulated in the agreements, the 300,000 options are available for exercise through April 2007. As of December 31, 2004, there were 705,000 options exercisable by the former Co-Chief Executive Officers.

                    (e) OPTIONS AVAILABLE FOR GRANT - Under a provision approved in September 2000, as amended in December 2003, by the Company's Board of Directors, on January 1 of each year commencing 2001 and ending 2003 and on each year commencing November 1, 2003 and November 1, 2004, the total number of options available for grant under all the Company's employee share option plans is to be increased by an amount equal to certain percentage of the outstanding Ordinary Shares of the Company on each such dates, provided that the maximum number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the outstanding Ordinary Shares of the Company. The percentage of the outstanding Ordinary Shares of the Company added for the years 2001, 2002 and 2003 was 4%, and for the years 2004 and 2005 - 3.6%. Accordingly, as of December 31, 2004, an aggregate of 2,365,193 options were added to the Company's share option plans. An aggregate of 811,675 options had not yet been designated for identified employees, and are accordingly available for grant under the general terms described in paragraph (a) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          B.   SHARE OPTION PLANS (cont.)

               (2) SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR SHARE OPTIONS

                    A summary of the status of all the Company's employee and director share option plans as of December 31, 2004, 2003 and 2002, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see paragraph B(5) below):

                                                2004                    2003                   2002
                                        ---------------------   --------------------   --------------------
                                                     Weighted               Weighted               Weighted
                                          Number      average     Number     average    Number      average
                                         of share    exercise    of share   exercise   of share    exercise
                                         options      price      options      price     options      price
                                        ----------   --------   ---------   --------   ---------   --------
Outstanding as of beginning of year      6,842,442    $ 7.93    4,247,898    $ 10.79   3,717,770    $ 11.94
Granted                                  4,364,954      2.69    3,118,742       4.10     905,724       5.82
Exercised                                  (95,250)     7.00           --                     --
Terminated                                      --                     --                     --
Forfeited                                 (899,226)     7.89     (524,199)      8.25    (375,596)     10.27
                                        ----------              ---------              ---------
Outstanding as of end of year           10,212,920      5.71    6,842,441       7.93   4,247,898      10.79
                                        ==========              =========              =========

Options exercisable as of end of year    3,010,870     10.78    2,008,674      11.60   1,299,531      10.49
                                        ==========              =========              =========

               (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS
                    OUTSTANDING

                    The following table summarizes information about employee share options outstanding as of December 31, 2004:

                                                                     Exercisable as of
                     Outstanding as of December 31, 2004             December 31, 2004
              -----------------------------------------------   ----------------------------
                               Weighted
 Range of                       average           Weighted                       Weighted
 exercise        Number        remaining          average          Number        average
  prices      outstanding   contractual life   exercise price   exercisable   exercise price
-----------   -----------   ----------------   --------------   -----------   --------------
                               (in years)
2.05-3.96      5,234,304          9.20               2.67            9,497         3.51
4.42-4.92      1,290,237          8.38               4.43          349,856         4.43
5.00-5.96        148,700          8.06               5.27           47,808         5.37
6.00-6.99        853,856          7.48               6.13          271,613         6.08
7.00-7.99        621,000          2.12               7.04          615,541         7.03
8.06-8.99        465,918          3.39               8.56          413,250         8.52
9.06-9.81         48,013          0.54               9.21           48,013         9.21
10.00-10.89      725,887          6.01              10.42          505,291        10.42
11.81            200,000          6.41              11.81          133,332        11.81
12.13-13.00       52,125          4.24              12.56           43,789        12.63
14.25-17.19       30,750          5.29              15.79           30,750        15.79
18.75             76,500          4.12              18.75           76,500        18.75
20.00-25.00      465,630          4.99              24.39          465,630        24.39
              ----------                                         ---------
              10,212,920          7.65               5.71        3,010,870        10.78
              ==========                                         =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          B.   SHARE OPTION PLANS (cont.)

               (4) WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO EMPLOYEES

                    The weighted average grant-date fair value of the options granted during 2004, 2003 and 2002 to employees and directors amounted to $1.53, $2.18 and $2.83 per option, respectively. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the years 2004, 2003 and 2002 (all in weighted averages):

                                2004         2003         2002
                             ----------   ----------   ----------
Risk-free interest rate      2.84%-3.88%  2.88%-3.22%    2.80%
Expected life of options      4.5 years   4.75 years   4.82 years
Expected annual volatility     65%-82%      55%-74%        56%
Expected dividend yield          None        None         None

          (5)  NON-EMPLOYEE WARRANTS

               (a) BANKS - As of December 31, 2004, the Company granted the Banks an aggregate of 1,296,596 warrants to purchase Ordinary Shares of the Company, at an average exercise price of $6.18 per share, at terms described below, all of which were outstanding as of such date:

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 12A(6), the Banks received an aggregate of 400,000 warrants to purchase Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of December 31, 2004, all of these warrants were fully vested. The warrants are exercisable for a five-year period ending January 2006.

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

                    WARRANTS GRANTED IN DECEMBER 2003 - In December 2003, as part of the amendment to the Facility Agreement described in
                    Note 12A(6), the Banks received an aggregate of 896,596 warrants to purchase Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 12A(6) was signed. As of December 31, 2004, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          B.   SHARE OPTION PLANS (cont.)

               (5)  NON-EMPLOYEE WARRANTS (cont.)

                    (a)  BANKS (cont.)

                         WARRANTS TO BE GRANTED TO THE BANKS - In the event the Banks increase the loans available to be drawn down by the Company under the Facility Agreement, as described in Note 12A(6), the Company will issue the Banks additional five-year warrants equivalent to 30% of the amount drawn down based on the average closing price of the Company's Ordinary Shares during the 15 trading days prior to the time the Company draws down such loans. As of December 31, 2004, no warrants were issued under this commitment.

                    (b) WARRANTS GRANTED TO A RELATED PARTY - In consideration for TIC's undertaking described in Note 12A(6), the Company issued TIC warrants for the purchase of 58,906 of the Company's Ordinary Shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 12A(6) was signed. As of December 31, 2004, all of the warrants are fully vested and none of them was exercised. The warrants are exercisable for a five-year period ending December 2008.


                         The cost of the warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges and is amortized as financing expense over the terms of the loans under the Facility Agreement with the Banks.

                         In addition, in the framework of TIC's undertaking described in Note 12A(6), the Company undertook to issue additional warrants to TIC as a subscription fee which will be 5% of the total amount of money invested by TIC in case the TIC's undertaking is realized in consideration for all of the unsubscribed rights that it actually purchases. The exercise price of these warrants shall be the 15-day average closing price of the Company's Ordinary Shares prior to the date of the rights offering prospectus, and they shall expire five years from their date of issuance.

                    (c)  WARRANTS ISSUED TO OTPP - See Note 12A(4).

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

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          B.   SHARE OPTION PLANS (cont.)

               (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

                    Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for all awards made through December 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:

                                     2004          2003          2002
                                  -----------   -----------   -----------
PRO FORMA LOSS
Loss for the year, as reported    $  (137,768)  $  (114,261)  $   (51,402)
Less - stock-based compensation
   determined under APB 25                 --            27           142
Add - stock-based compensation
   determined under SFAS 123           (3,980)       (8,437)       (7,476)
                                  -----------   -----------   -----------
Pro forma loss                    $  (141,748)  $  (122,671)  $   (58,736)
                                  ===========   ===========   ===========

BASIC LOSS PER SHARE

As reported                       $     (2.13)  $     (2.40)  $     (1.63)
                                  ===========   ===========   ===========

Pro forma                         $     (2.19)  $     (2.57)  $     (1.87)
                                  ===========   ===========   ===========

          C.   TREASURY STOCK

               During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares of the Company to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

          D.   DIVIDEND DISTRIBUTIONS

               According to the Facility Agreement, as amended (Note 12A(6)), the Company undertook not to distribute any dividends prior to January 1, 2008. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement, mainly the prior approval of the Banks.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

          E.   SALE OF SECURITIES

               In January 2002, the Company issued on the Tel Aviv Stock Exchange, Israel NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 10. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options (all of which expired without being exercised) and 2,211,596 Options (Series 1) exercisable into one Ordinary Share of the Company until January 20, 2006 at an exercise price of NIS 39.00 (subject to customary adjustments), linked to the Israeli Consumer Price Index (as of December 31, 2004 - NIS 41.20, $9.56). The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately $1,750. See Note 19E for the disclosure of the accounting treatment of the sale of these securities under U.S. GAAP.

          F.   RIGHTS OFFERING

               In October 2002, the Company issued in connection with a rights offering done on the Nasdaq and on the Tel-Aviv Stock Exchange in Israel 4,097,964 Ordinary Shares of the Company and 1,844,070 warrants, all of which were outstanding as of December 31, 2004, to purchase Ordinary Shares of the Company, in consideration for an aggregate of gross proceeds of $20,490. Of these amounts, 4,086,037 Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430. Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

          G.   PUBLIC OFFERING

               During the first quarter of 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise of an over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs
               - $75,086).
                                      F-36

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

          A.   SALES BY GEOGRAPHIC AREA (as percentage of total sales)

                                      Year ended December 31,
                                      -----------------------
                                      2004      2003     2002
                                      ----      ----     ----
United States                          60%       73%      62%
Israel                                 20         2        2
Asia Pacific - in 2004, primarily
  Taiwan; in 2003, Taiwan; in
  2002, primarily Japan                11        10       25
Europe                                  9        15       11
                                      ---       ---      ---
   Total                              100%      100%     100%
                                      ===       ===      ===

          B. LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the Company's long-lived assets are located in Israel.

          C.   MAJOR CUSTOMERS (as percentage of total sales)

                                      Year ended December 31,
                                      -----------------------
                                      2004      2003     2002
                                      ----      ----     ----
Customer A                             24%       20%      --%
Customer B                             17         1       --
Customer C                              8        24       31
Customer D                              6        11       13
Customer E                              2        --       16
Other customers (*)                    22        20       21

(*) Represent sales to five different customers each of whom accounted for between 1% and 8% of sales during 2004; to six customers (0%-9%) during 2003; and to five customers (2%-7%) during 2002.

               As of December 31, 2004 and 2003, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 15 - FINANCING EXPENSE, NET

          Financing income expense, net consist of the following:

                                                            Year ended December 31,
                                                       -----------------------------------
                                                         2004         2003         2002
                                                       ---------    ---------    ---------
Financial expenses (primarily bank loan interest)      $ (29,709)   $ (16,073)   $ (11,669)
Interest expenses in relation
   to convertible debentures                              (1,233)      (1,198)      (1,101)
Less capitalized interest - Note 6A(3)                        --        6,892       10,260
                                                       ---------    ---------    ---------
                                                         (30,942)     (10,379)      (2,510)
Financing income (primarily bank deposit interest)         1,197          553          406
                                                       ---------    ---------    ---------
Financing expense, net                                 $ (29,745)   $  (9,826)   $  (2,104)
                                                       =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES

          A.   APPROVED ENTERPRISE STATUS

               Substantially all of the Company's existing facilities as of December 31, 2004 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") (see Note 6B).

               The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments programs. Pursuant to the Investments Law and the approval certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 35% in 2004 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 30% until 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

               The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 6B and 12A(8).

          B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

               The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

                                                            As of December 31,
                                                          ----------------------
                                                             2004        2003
                                                          ---------    ---------
DEFERRED TAX BENEFIT - CURRENT
Accrued vacation pay                                      $     702    $     695
Other                                                            68           62
                                                          ---------    ---------
                                                                770          757
Valuation allowance                                            (770)        (757)
                                                          ---------    ---------
   Total current deferred tax benefit                     $      --    $      --
                                                          =========    =========
NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
   Net operating loss carryforwards                       $ 112,147    $  58,048
   Research and development                                   3,213        3,748
   Liability for employee rights upon severance                 918          887
                                                          ---------    ---------
                                                            116,278       62,683
   Valuation allowance                                      (75,613)     (43,861)
                                                          ---------    ---------
                                                             40,665       18,822
Deferred tax liability - depreciation and amortization      (40,665)     (18,822)
                                                          ---------    ---------
      Total net long-term deferred tax benefit            $      --    $      --
                                                          =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES (cont.)

          C.   EFFECTIVE INCOME TAX RATES

               The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                               Year ended December 31,
                                               -----------------------
                                               2004      2003     2002
                                               ----     -----     ----
Israeli statutory rate                         (35)%     (36)%    (36)%
Reduced tax rate for approved enterprise        15        16       16
Tax benefits for which deferred taxes
  were not recorded                             23        23       10
Permanent differences and other, net            (3)       (3)      10
                                               ---       ---      ---
                                                --%       --%      --%
                                               ===       ===      ===

          D.   NET OPERATING LOSS CARRYFORWARD

               As of December 31, 2004, the Company had net operating loss carryforwards for tax purposes of approximately $560,000, which may be carried forward for an unlimited period of time.

          E.   FINAL TAX ASSESSMENTS

               The Company possesses final tax assessments under agreement through the year 1998. In addition, the tax assessments for the years 1999 and 2000 are deemed final.

NOTE 17 - FINANCIAL INSTRUMENTS

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

          See Note 19C for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - FINANCIAL INSTRUMENTS (cont.)

          A.   HEDGING ACTIVITIES (cont.)

               In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note 9). In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in earnings on a straight-line basis. When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

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

          C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

               (1) As of December 31, 2004 and 2003, there were no outstanding foreign exchange agreements (options) to hedge exposure related to the purchase of machinery and equipment.
                    The loss resulted from these agreements in 2004 was immaterial.
                    The agreements resulted in 2003 in a gain of $2,357 of which $1,663 was capitalized to fixed assets (in 2002 - $3,062 and $2,770, respectively).

               (2) As of December 31, 2004 and 2003, the Company had outstanding agreements to hedge interest rate exposure on loans to be withdrawn under the Facility Agreement, the aggregate amount of which was $292,000 and $212,000 respectively all of which is attributable to Fab 2. These agreements resulted in 2004 in a loss of $5,629, of which $0 was capitalized to property and equipment; in 2003 - $5,335 and $2,547, respectively; in 2002 - $3,707 and $3,593, respectively.

          D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2004 and 2003. The fair value of the interest rate hedging transactions as of December 31, 2004 would have resulted in an unrealized capitalizable loss of $2,406 (as of December 31, 2003 - $9,920).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

          A.   BALANCES

                                                          As of December 31,
                                                         --------------------
                                                           2004       2003
                                                         --------    --------
Trade accounts receivable                                $  9,054    $  5,286
                                                         ========    ========
Current liabilities                                      $     12    $     23
                                                         ========    ========
Other Long-Term Liabilities                              $    166    $     --
                                                         ========    ========

          B.   TRANSACTIONS

                                                 Year ended December 31,
                                             --------------------------------
                                               2004        2003        2002
                                             --------    --------    --------
Sales                                        $ 37,521    $ 13,282    $  3,836
                                             ========    ========    ========
Management fees                              $    120    $    240    $    480
                                             ========    ========    ========
Expense reimbursements paid                  $     60    $     99    $    101
                                             ========    ========    ========
Royalties received - Note 12F(2)             $    875    $    225    $     --
                                             ========    ========    ========
Application of customer advances
  towards purchases                          $    445    $    870    $     --
                                             ========    ========    ========
Equity conversion of customer advances -
  Note 12A(5)                                $    539    $     --    $     --
                                             ========    ========    ========

Purchases of raw materials                   $     --    $     --    $    209
                                             ========    ========    ========
Development costs                            $     --    $     --    $    102
                                             ========    ========    ========
Expense reimbursements received              $     --    $    282    $    177
                                             ========    ========    ========

          C. For commitments, contingencies and other transactions relating to Fab 2 Wafer Partner and Equity Investor agreements - see Note 12A.

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

          With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's balance sheets as of December 31, 2004 and 2003 in accordance with U.S. GAAP.

          A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

               In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of December 31, 2004, $53,793 and $5,134 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2003 - $44,042 and $4,848, respectively).

          B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

               Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of December 31, 2004 an amount of $16,350 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2003-$14,607).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

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

               (2) The Company uses foreign exchange agreements (forward contracts and options) to hedge its foreign currency exposure in anticipated equipment purchases denominated in foreign currency. All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward contracts hedges based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income. The amounts accumulated in other comprehensive income are expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31, 2004 and 2003, there were not any outstanding foreign exchange agreements.

                    The Company uses interest rate collars with a knock-out and knock-in features to hedge its Libor-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported all changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2M), as interest payment become due. For outstanding contracts as of December 31, 2004 and 2003, see Note 17C(2).

               (3) Following the commencement of operations of Fab 2 during the third quarter of 2003, $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in corresponding to the economic useful lives of the machinery and equipment.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)
               (cont.)

               (4) Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of December 31, 2004 would have resulted in: an increase in other long-term liabilities in the amount of $2,406; a decrease in other comprehensive loss for the year ended December 31, 2004 in the net amount of $8,842; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $7,055; and in a decrease of $4,619 in property and equipment, net as of December 31, 2004.

          D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 13B(4)):

                                                      Year ended December 31,
                                              --------------------------------------
                                                 2004          2003         2002
                                              ----------    ----------    ----------
PRO FORMA LOSS
Loss for the year, as reported according
  to U.S. GAAP (see H below)                  $ (137,768)   $ (114,261)   $  (51,402)
Less - stock-based compensation
  determined under APB 25                             --            27           142
Add - stock-based compensation
  determined under SFAS 123                       (3,980)       (8,437)       (7,476)
                                              ----------    ----------    ----------
Pro forma loss                                $ (141,748)   $ (122,671)   $  (58,736)
                                              ==========    ==========    ==========
BASIC LOSS PER SHARE
As reported according to U.S.
  GAAP (see J below)                          $    (2.13)   $    (2.45)   $    (1.63)
                                              ==========    ==========    ==========

Pro forma                                     $    (2.19)   $    (2.63)   $    (1.87)
                                              ==========    ==========    ==========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          E.   SALE OF SECURITIES

               Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Notes 10 and 13E are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S. GAAP for each of the years ended December 31, 2004, 2003 and 2002 would have been immaterial.

          F. PRESENTATION OF PROCEEDS ON ACCOUNT OF SHARES IN ACCORDANCE WITH U.S. GAAP (SFAS 150)

               According to SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among other matters, a fixed monetary amount known at inception. Accordingly, the $13,201 and $3,227 amounts which are described in detail in Notes 12A(3) and (4), respectively, and which according to Israeli GAAP are presented as of December 31, 2003 as "Proceeds on account of share capital", were reclassified as of December 31, 2003 under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for U.S. GAAP purposes was required since as of December 31, 2003, the amount of shares the Company was to issue in consideration of the aggregate of $16,428 was not determined as of such date, and was actually based on mechanisms that embody a variable number of shares. Following the issuance of shares, as described in Note 12A(3) and (4), the aggregate of $16,428 is presented for U.S. GAAP purposes as well as paid in equity.

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          G.    BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                   AS OF DECEMBER 31, 2004             AS OF DECEMBER 31, 2003
                                                             ----------------------------------  ----------------------------------
                                                      U.S.     AS PER                  AS PER      AS PER                  AS PER
                                                      GAAP    ISRAELI     ADJUST-       U.S.       ISRAELI    ADJUST-       U.S.
                                                     REMARK     GAAP       MENTS        GAAP        GAAP       MENTS        GAAP
                                                     ------  ----------  ---------   ----------  ----------  ---------   ----------
A S S E T S

   CURRENT ASSETS
      CASH AND CASH EQUIVALENTS                              $   27,664  $           $   27,664  $   12,448  $           $   12,448
      DESIGNATED CASH AND SHORT-TERM INTEREST
        -BEARING DEPOSITS                               A        53,793    (53,793)          --      44,042    (44,042)          --
      TRADE ACCOUNTS RECEIVABLE                                  19,286                  19,286      11,631                  11,631
      OTHER RECEIVABLES                                          11,365                  11,365      11,073                  11,073
      INVENTORIES                                                25,669                  25,669      19,382                  19,382
      OTHER CURRENT ASSETS                                        1,818                   1,818       1,729                   1,729
                                                             ----------  ---------   ----------  ----------  ---------   ----------
         TOTAL CURRENT ASSETS                                   139,595    (53,793)      85,802     100,305    (44,042)      56,263
                                                             ----------  ---------   ----------  ----------  ---------   ----------

   LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
         DESIGNATED FOR FAB 2 OPERATIONS                A         5,134     (5,134)          --       4,848     (4,848)          --
      OTHER LONG-TERM INVESTMENT                        B            --     16,350       16,350       6,000     14,607       20,607
                                                             ----------  ---------   ----------  ----------  ---------   ----------
                                                                  5,134     11,216       16,350      10,848      9,759       20,607
                                                             ----------  ---------   ----------  ----------  ---------   ----------

   PROPERTY AND EQUIPMENT, NET                          C       609,296     (4,619)     604,677     568,412     (5,947)     562,465
                                                             ----------  ---------   ----------  ----------  ---------   ----------

   DESIGNATED CASH AND SHORT-TERM AND
      LONG-TERM INTEREST-BEARING DEPOSITS               A            --     58,927       58,927          --     48,890       48,890
                                                             ----------  ---------   ----------  ----------  ---------   ----------

   OTHER ASSETS, NET                                    E        93,483       (196)      93,287     108,770       (196)     108,574
                                                             ==========  =========   ==========  ==========  =========   ==========
         TOTAL ASSETS                                        $  847,508  $  11,535   $  859,043  $  788,335  $   8,464   $  796,799
                                                             ==========  =========   ==========  ==========  =========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
      TRADE ACCOUNTS PAYABLE                                 $   65,326  $           $   65,326  $   40,249  $           $   40,249
      OTHER CURRENT LIABILITIES                                  10,678                  10,678       9,564                   9,564
                                                             ----------  ---------   ----------  ----------  ---------   ----------
         TOTAL CURRENT LIABILITIES                               76,004         --       76,004      49,813         --       49,813

   LONG-TERM DEBT                                               497,000                 497,000     431,000                 431,000

   CONVERTIBLE DEBENTURES                               E        26,651     (2,559)      24,092      25,783     (2,559)      23,224

   LIABILITY IN RESPECT OF A VARIABLE
      NUMBER OF SHARES TO BE ISSUED                     F            --         --           --          --     16,428       16,428

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                     64,428                  64,428      46,347                  46,347

   OTHER LONG-TERM LIABILITIES                        B, C       15,445     18,756       34,201       5,935     24,527       30,462
                                                             ----------  ---------   ----------  ----------  ---------   ----------

         TOTAL LIABILITIES                                      679,528     16,197      695,725     558,878     38,396      597,274
                                                             ----------  ---------   ----------  ----------  ---------   ----------

   SHAREHOLDERS' EQUITY
      ORDINARY SHARES, NIS 1.00 PAR VALUE -
         AUTHORIZED 250,000,000 AND 150,000,000
         SHARES, RESPECTIVELY; ISSUED 66,999,796
         AND 52,996,097 SHARES, RESPECTIVELY                     16,274                  16,274      13,150                  13,150
     ADDITIONAL PAID-IN CAPITAL                         E       517,476      2,363      519,839     427,881      2,363      430,244
     PROCEEDS ON ACCOUNT OF SHARE CAPITAL               F            --         --           --      16,428    (16,428)          --
     SHAREHOLDER RECEIVABLES                                        (26)                    (26)        (26)                    (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS               C            --     (7,055)      (7,055)         --    (15,897)     (15,897)
     ACCUMULATED DEFICIT                                       (356,672)        30     (356,642)   (218,904)        30     (218,874)
                                                             ----------  ---------   ----------  ----------  ---------   ----------
                                                                177,052     (4,662)     172,390     238,529    (29,932)     208,597
   TREASURY STOCK, AT COST - 1,300,000 SHARES                    (9,072)                 (9,072)     (9,072)                 (9,072)
                                                             ----------  ---------   ----------  ----------  ---------   ----------
         TOTAL SHAREHOLDERS' EQUITY                             167,980     (4,662)     163,318     229,457    (29,932)     199,525
                                                             ==========  =========   ==========  ==========  =========   ==========
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $  847,508  $  11,535   $  859,043  $  788,335  $   8,464   $  796,799
                                                             ==========  =========   ==========  ==========  =========   ==========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          H.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

               Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the years ended December 31, 2004, 2003 and 2002.

          I.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS
               130)

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

                                                 Year ended December 31,
                                       ----------------------------------------------
                                          2004              2003               2002
                                       ---------          ---------          --------
Loss for the year according to
   U.S. GAAP                           $(137,768)         $(114,261)         $(51,402)

Other comprehensive loss:

   Amortization of unrealized
      losses on derivatives                1,328                664                --
   Unrealized gains (losses) on
      derivatives                          7,514              1,276            (9,638)
                                       ---------          ---------          --------
Net comprehensive loss for the
   year                                $(128,926)         $(112,321)         $(61,040)
                                       =========          =========          ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

               In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described above), the basic and diluted loss per share would be:

                                          Year ended December 31,
                              -----------------------------------------------
                                 2004              2003               2002
                              ---------         ----------         ----------
Basic loss per share          $   (2.13)        $    (2.45)        $    (1.63)
                              =========         ==========         ==========
Diluted loss per share        $   (2.13)        $    (2.45)        $    (1.63)
                              =========         ==========         ==========

               The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2004, 2003 and 2002 in accordance with U.S. GAAP. The loss per share for each year presented according to U.S. GAAP may differ from the corresponding amount under Israeli GAAP due to different methods for determining the weighted average number of ordinary shares outstanding and the loss used to compute loss per share. According to Israeli GAAP, the weighted average number of ordinary shares outstanding for each year presented include retroactive effect from the beginning of each year of shares issued upon exercise of share options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable Conversion. Israeli GAAP further provide that loss per ordinary share is to be calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financial expenses in relation to converted debentures or on probable Conversion. According to U.S. GAAP, the amount of shares underlying the options, warrants and convertible debentures is accounted for according to the treasury method, regardless of the probability of the exercise of the options and warrants or the conversion into shares of the convertible debentures. According to Israeli GAAP, the loss to compute loss per share may include imputed interest income on the exercise price of options and warrants exercised during the year and of probable Exercise and probable Conversion, an inclusion which is not required by U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)
               (cont.)

               RECONCILIATION FOR 2004:

                                              Year ended December 31, 2004
                                       --------------------------------------------
                                                           Shares
                                          Loss         (in thousands)     Per-share
                                      (Numerator)      (Denominator)        amount
                                      -----------      --------------     ---------
BASIC LOSS PER SHARE
Loss available to ordinary
   shareholders                        $(137,768)            64,633        $  (2.13)
                                                                           ========

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                        --                 --
Options and warrants                          --                 --
                                       =========           ========

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed
   conversions                         $(137,768)            64,633        $  (2.13)
                                       =========           ========        ========

               Options and warrants to purchase 17,374,088 Ordinary Shares at an average exercise price of $6.61 per share were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2004 expire between January 2005 and December 2014 (weighted average remaining contractual life of 5.26 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

          J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)
               (cont.)

               RECONCILIATION FOR 2003:

                                             Year ended December 31, 2003
                                       --------------------------------------------
                                                           Shares
                                          Loss         (in thousands)     Per-share
                                      (Numerator)      (Denominator)        amount
                                      -----------      --------------     ---------
BASIC LOSS PER SHARE
Loss available to ordinary
   shareholders                        $(114,261)            46,710        $  (2.45)
                                                                           ========

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                        --                 --
Options and warrants                          --                 --
                                       ---------           --------

DILUTED LOSS PER SHARE
Loss available to ordinary
shareholders after assumed
   conversions                         $(114,261)            46,710        $  (2.45)
                                       =========           ========        ========

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

               RECONCILIATION FOR 2002:

                                               Year ended December 31, 2002
                                       --------------------------------------------
                                                         Shares
                                          Loss        (in thousands)      Per-share
                                       (Numerator)     (Denominator)        amount
                                       ----------      -------------      ---------
BASIC LOSS PER SHARE
Loss available to ordinary
   shareholders                        $ (51,402)            31,523        $  (1.63)
                                                                           ========

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                        --                 --
Options and warrants                          --                 --
                                       ---------           --------

DILUTED LOSS PER SHARE
Loss available to ordinary
Shareholders after assumed
   conversions                         $ (51,402)            31,523        $  (1.63)
                                       =========           ========        ========

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - SUBSEQUENT EVENTS

          A.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

               In the recent years, the Company has experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. According to the Company's recently approved short-term working plan and based on the current prevailing semiconductor market conditions, assuming no funds are raised based on the Letter of Intent ("LOI") described below or otherwise, the Company foresees to be in a cash shortage. In addition, and in continuation to the disclosure in Note 12A(6) above, as of May 30, 2005, management's estimates that the Company may not comply with certain of the financial ratios and covenants for the third quarter of 2005 and thereafter, as contemplated in the letter agreement signed between the Company and the Banks in January 2005, which is described in Note 12A(6) above.
               In light of the above described, the Company has been taking comprehensive measures to obtain the needed funds for its ongoing operations in the near future, as well as measures to reduce its short-term liabilities. The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company, certain of its Equity Investors, Wafer Partners, and its Banks are holding discussions for additional funding for the Company in the amount of approximately $60,000. Accordingly, in May 2005, an LOI was signed between the Company and its Banks which states that financing in the amount of up to $30,000 will be provided by the Banks to the Company, subject to a similar amount being raised by the Company from investors. As of May 30, 2005, certain of the Company's Equity Investors and Wafer Partners have informed the Company of their willingness to invest $23,500 towards such funding by investors. The LOI is further subject to reaching a definitive amendment to the Facility Agreement, which management is currently negotiating. The execution of a definitive amendment to the Facility Agreement is subject, among other matters, to all required internal approvals by the Banks, including the approval of their boards of directors. The Company's management estimates based on the discussions held with the banks and the potential investors that it is probable that the LOI will materialize into a definitive amendment to the Facility Agreement and that the Equity Investors and Wafer Partners will invest the funds as described above.

          B.   APPROVED ENTERPRISE STATUS

               In continuation to the disclosure in Note 12A(8) above, since the approved investment period of five years ends on December 31, 2005, the Company has been holding discussions with the Investment Center to approve a new expansion program that shall commence on January 1, 2006. During 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of May 30, 2005, the process of reviewing the revised business plan is in its early stages, and the Company's management cannot estimate the outcome of the Company's efforts to obtain approval for its expansion program to its Fab 2 approved current enterprise program.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 29 day of June, 2005.

                                        TOWER SEMICONDUCTOR LTD.

                                        By:  /s/ Russell C. Ellwanger
                                        -----------------------------
                                        Russell C. Ellwanger
                                        Chief Executive Officer