Form 20-F/A
period 2004-12-31
TOWER SEMICONDUCTOR LTD
filed 2005-10-24
CIK 928876

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 ON
FORM 20-F/A TO
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004	COMMISSION FILE NO. 0-24790

TOWER SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

65,699,796 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F in connection with the filing of certain exhibits. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, this Amendment No. 1 sets forth the complete text of “Item 19. Exhibits,” as amended hereby, as well as the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a); no other Item of Form 20-F is being amended hereby.

ITEM 19.	EXHIBITS

1.1     Articles of Association of the Registrant, approved by shareholders on November 14, 2000 (incorporated by reference to the correspondingly-numbered exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 (the “2000 Form 20-F”). (Pursuant to approvals by our shareholders, our Articles of Association provide for an authorized share capital of 250,000,000 divided into 250,000,000 shares).

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

2.3     Terms of the Registrant’s Convertible Debentures issued under an Indenture, dated January 22, 2002, (incorporated by reference to the summary of terms included under the caption “Description of the Debentures” in Exhibit C to the Registrant’s Report on Form 6-K for January 2002 (No. 2), filed January 16, 2002 (“January 2002 Form 6-K”)).

2.4     Terms of the Registrant’s Options (Series 1) (incorporated by reference to the summary of terms included under the caption “Description of the Options” in Exhibit C to the January 2002 Form 6-K).

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

4.2     Additional Purchase Obligation Agreement, dated July 4, 2000, by and between SanDisk Corporation (“SanDisk”) and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.3     Share Purchase Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation (“Alliance”) and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.4     Share Purchase Agreement, dated December 11, 2000, by and between QuickLogic Corporation (“QuickLogic”) and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.5     Share Purchase Agreement, dated December 12, 2000, by and between Macronix International Co., Ltd. (“Macronix”) and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

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

4.8     Share Purchase Agreement, dated February 11, 2001, between The Challenge Fund — Etgar II and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.9     Facility Agreement, dated January 18, 2001, among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the “Facility Agreement”) (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.10     Design and Construction/Turn-Key Contract, dated August 20, 2000, among the Registrant, M+W Zander Holding GmbH, Meissner-Baran Ltd. and Baran Group Ltd. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.11     Approval, dated December 31, 2000, of the Israeli Investment Center (Hebrew language document; a summary of the terms is included in the 2000 Form 20-F under the caption “Fab 2 Agreements” in “Item 5. Operating and Financial Review and Prospects”) (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.12     Agreement between the Registrant and Saifun, dated October 9, 1997 (incorporated by reference to exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.13     Registrant’s Non-Employee Director Share Option Plan 2000/3 (incorporated by reference to exhibit 4.5 to the Registrant’s Registration Statement on Form S-8 No. 333-83204 (“Form S-8 No. 333-83204”)).

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

4.23     Joint Development and Transfer and Cross License Agreement, dated May 2002, between the Registrant and a Japanese manufacturer (incorporated by reference to exhibit 10.3 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.24     Technology License Agreement, dated April 7, 2000, between the Registrant and Toshiba Corporation (incorporated by reference to exhibit 10.4 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.25     Technology Transfer License Agreement, dated September 2002, between Registrant and Motorola, Inc. (incorporated by reference to exhibit 10.5 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

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

4.32     Form of Rights Agent Agreement between the Registrant and American Stock Transfer & Trust Company (including form of Rights Certificate) (incorporated by reference to exhibit 4.1 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.33     Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company (including form of Warrant Certificate) (incorporated by reference to exhibit 4.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.34     Reserved.

4.35     Investment Center Agreement related to Fab 1, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit 10.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

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

4.38     Seventh Amendment to the Facility Agreement, dated November 11, 2003, (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

4.39     Undertaking of The Israel Corporation Ltd., dated November 11, 2003, (incorporated by reference to Exhibit 99.2 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

4.40     Undertaking of the Registrant, dated November 11, 2003 (incorporated by reference to Exhibit 99.3 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

4.41     Letter Agreement, dated November 11, 2003, by and among the Registrant, Israel Corporation Technologies, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co., Ltd. (incorporated by reference to Exhibit 99.4 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

4.42     Foundry Agreement, dated May 12, 2004, between the Registrant and Siliconix incorporated. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.) *

4.43     Share Purchase Agreement, dated December 8, 2004, between the Registrant and the Purchasers named therein.

4.44     Agreement, dated December 31, 2004, by and among the Registrant and the Purchasers named therein.

4.45     Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

4.46     Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.47     Form of Grant Letter to U.S. Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

11.1     Code of Ethics, as amended. *

12.1     Certification by Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2     Certification by Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1     Certification by Acting Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2     Certification by Acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1     Consent of Brightman Almagor & Co. *

* Filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as originally filed on June 29, 2005.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 24th day of October, 2005.

TOWER SEMICONDUCTOR LTD. BY: /S/ Russell C. Ellwanger —————————————— Russell C. Ellwanger Chief Executive Officer