Form 20-F
period 2005-12-31
TOWER SEMICONDUCTOR LTD
filed 2006-07-13
CIK 928876

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------
                                    FORM 20-F
                                    ---------

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005      Commission File number: 0-24790

                            ------------------------
                            TOWER SEMICONDUCTOR LTD.
    (Exact name of registrant as specified in its charter and translation of registrant's name into English)
      ----------------------------------------------------------------------
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

                    ----------------------------------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None
 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
          Ordinary Shares, par value New Israeli Shekels 1.00 per share
--------------------------------------------------------------------------------
                                (Title of Class)

                                    Warrants
--------------------------------------------------------------------------------
                                (Title of Class)

                             Convertible Debentures
--------------------------------------------------------------------------------
                                (Title of Class)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(D) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 66,932,056 Ordinary Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check
One):

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [_]     Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

                                       ii

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

                                       i

                                TABLE OF CONTENTS

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                    1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE                                  1

ITEM 3. KEY INFORMATION                                                          1

ITEM 4. INFORMATION ON THE COMPANY                                              21

ITEM 4A. UNRESOLVED STAFF COMMENTS                                              42

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                            42

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                              61

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                       72

ITEM 8. FINANCIAL INFORMATION                                                   74

ITEM 9. THE OFFER AND LISTING                                                   75

ITEM 10. ADDITIONAL INFORMATION                                                 76

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS            86

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                 93

PART II

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES                          90

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS                                                                        90

ITEM 15. CONTROLS AND PROCEDURES                                                90

ITEM 16. [RESERVED]                                                             90

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                      91

ITEM 16B. CODE OF ETHICS                                                        91

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                                91

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES           92

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES   92

PART III

ITEM 17. FINANCIAL STATEMENTS                                                   92

ITEM 18. FINANCIAL STATEMENTS                                                   92

ITEM 19. EXHIBITS                                                               92

                                       ii

PART I.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

     This section presents our selected historical financial data. You should carefully read the financial statements included in this annual report, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

     We derived the selected statement of operations data and other financial data for the years ended December 31, 2005, 2004 and 2003, and selected balance sheet data as of December 31, 2005 and 2004 from the audited financial statements in this annual report. Those financial statements were prepared in accordance with Israeli GAAP and audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm.
We derived the selected statement of operations data and other financial data for the years ended December 31, 2002 and 2001 and the selected balance sheet data as of December 31, 2003, 2002 and 2001 from our audited financial statements that are not included in this annual report, which were prepared in accordance with Israeli GAAP. The differences between statements of operations and balance sheet data in accordance with US GAAP and the respective data in accordance with Israeli GAAP are presented below. See also note 20 to our audited financial statements in this annual report. Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

                                                YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------
                                2005          2004         2003         2002        2001
                              ---------    ---------    ---------    ---------    ---------
STATEMENT OF                                (in thousands, except share data)
OPERATIONS DATA IN
ACCORDANCE WITH ISRAELI
GAAP:

Revenues                      $ 101,991    $ 126,055    $  61,368    $  51,801    $  52,372
Cost of Sales                   238,358      228,410      122,395       67,022       76,733
                              ---------    ---------    ---------    ---------    ---------
Gross loss                     (136,367)    (102,355)     (61,027)     (15,221)     (24,361)
Research and development         16,029       17,053       20,709       17,031        9,556
Marketing, general and
   administrative                17,418       21,297       22,615       17,091       14,489
                              ---------    ---------    ---------    ---------    ---------
Operating loss                 (169,814)    (140,705)    (104,351)     (49,343)     (48,406)

Financing income
   (expense), net               (35,651)     (29,745)      (9,826)      (2,104)       1,465

Other income (expense), net       2,383       32,682          (84)          45        8,419
                              ---------    ---------    ---------    ---------    ---------

Loss for the period           $(203,082)   $(137,768)   $(114,261)   $ (51,402)   $ (38,522)
                              =========    =========    =========    =========    =========
Basic loss per ordinary
   share                      $   (3.06)   $   (2.13)   $   (2.45)   $   (1.63)   $   (1.92)
                              =========    =========    =========    =========    =========
OTHER FINANCIAL DATA:

Depreciation and
   amortization               $ 144,852    $ 121,067    $  54,611    $  18,821    $  21,721
Capital expenditures
   excluding Investment
   Center grants              $  30,239    $ 172,617    $ 164,187    $ 243,431    $ 364,347

                                                       AS OF DECEMBER 31,
                                   ----------------------------------------------------------
                                      2005         2004        2003        2002        2001
                                   ---------    ---------   ---------   ---------   ---------
                                                          (in thousands)
SELECTED BALANCE SHEET DATA IN
ACCORDANCE WITH ISRAELI
GAAP:

Cash and cash equivalents,
   including short-term
   deposits and designated cash    $  38,998    $  81,457   $  56,490   $  69,695   $  33,202

Working capital                       (6,028)      63,591      50,492      21,927     (16,335)

Total assets                         678,686      847,508     788,335     716,261     472,054
Current maturities of long-term
   debt and other short-term
   debt                               21,103           --          --       4,000      14,000
Current maturities of
   convertible debentures              6,453           --          --          --          --
   Long-term debt from banks         497,000      497,000     431,000     253,000     115,000
2002 convertible debentures and
   2005 convertible debentures        44,851       26,651      25,783      24,121          --

Long-term liabilities in
   respect of customers'
   advances                           59,621       64,428      46,347      47,246      17,910

Shareholders' equity (deficit)       (30,067)     167,980     229,457     298,334     252,805

Weighted average number of
   ordinary shares outstanding
   (*)                                66,371       64,717      46,710      31,523      20,020
Number of shares issued and
   outstanding (*)                    66,932       65,700      51,696      43,436      24,997

(*) Net of 1,300,000 Ordinary Shares held by us through a trustee as of each date presented.

                                                   AS OF DECEMBER 31,
                             ---------    ---------    ---------    ---------    ---------
                                2005         2004         2003         2002         2001
                             ---------    ---------    ---------    ---------    ---------
                                                     (in thousands)

RECONCILIATION TO US GAAP:

TOTAL ASSETS
According to Israel GAAP     $ 678,686    $ 847,508    $ 788,335    $ 716,261    $ 472,054
The effect of:
Presentation of long-term
   liabilities in respect
   of employees                 13,658       16,350       14,607       12,368       10,334

Hedging activities              (1,524)      (4,619)      (5,947)      (5,727)      (4,564)
Sale of convertible
   debentures                     (196)        (196)        (196)        (196)          --
                             ---------    ---------    ---------    ---------    ---------

According to US GAAP         $ 690,624    $ 859,043    $ 796,799    $ 722,706    $ 477,824
                             =========    =========    =========    =========    =========

SHAREHOLDERS' EQUITY
(DEFICIT)
According to Israel GAAP     $ (30,067)   $ 167,980    $ 229,457    $ 298,334    $ 252,805
The effect of:
 Hedging activities             (1,524)      (7,025)     (15,867)     (17,807)      (8,169)
 Proceeds on account of
 share capital                      --           --      (16,428)          --           --
 Sale of convertible
 debentures(*)                   2,363        2,363        2,363        2,363           --
                             ---------    ---------    ---------    ---------    ---------

According to US GAAP         $ (29,228)   $ 163,318    $ 199,525    $ 282,890    $ 244,636
                             =========    =========    =========    =========    =========

(*) Including mainly the allocation of a portion of the total proceeds from the sale of securities issued in January 2002.

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

RISKS AFFECTING OUR BUSINESS

IF WE DO NOT CLOSE THE $100 MILLION INVESTMENT OF ISRAEL CORP. AND A DEFINITIVE
AMENDMENT TO OUR FACILITY AGREEMENT BASED ON THE TERMS OF THE MAY 2006 MOU WITH
OUR BANKS, WE MAY HAVE TO SUSPEND OUR PLAN TO RAMP-UP FAB 2 PRODUCTION CAPACITY,
WHICH WOULD MATERIALLY ADVERSELY AFFECT OUR COMPANY.

     We currently expect to have sufficient liquidity at least until the end of
2006 to meet our short-term activities and liabilities. However, if we fail to close in a timely manner the $100 million investment by Israel Corp. and a definitive amendment to our facility agreement with our banks based on the May
2006 MOU, we may be required to suspend the implementation of our current plan to ramp-up Fab 2 production capacity to approximately 24,000 wafers per month
(See "Item 4 - Information on the Company - A. History and Development of the
Company - Recent Developments"), which would materially adversely affect our company and may cause us to cease our operations.

IF WE DO NOT COMPLETE THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND
RAMP-UP OF PRODUCTION IN FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY
AFFECTED.

     Fab 2 production capacity as of May 31, 2006 was approximately 15,000
200-mm wafers per month. In March 2006, our board of directors approved a plan to ramp-up Fab 2 production capacity to a capacity of approximately 24,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. We have not completed the acquisition, installation, equipping and financing necessary in order for production at our
Fab 2 facility to reach such levels. Our determination as to the timing of the implementation of the ramp-up plan recently approved by our board of directors and the increase in Fab 2's production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We need to continue to develop new process technologies for Fab 2 in order to suit our customers' needs. The ramp-up of Fab 2 is a substantial and complex project. We have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing.
Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

IF WE DO NOT HAVE SUFFICIENT FUNDS TO FULLY EQUIP FAB 2, OUR BUSINESS WILL BE
MATERIALLY ADVERSELY AFFECTED.

     Fab 2's cost is estimated to be approximately $1.5 billion, including costs of construction, equipment, installation, libraries, intellectual property, technology transfers and other related ramp-up and pre-operation costs. However, the actual total cost of Fab 2 may exceed our estimates. If we cannot successfully raise sufficient funding to complete the ramp-up and to fund other related costs, we may be unable to meet our customers' production demands and as a result we may lose customers and may not attract new ones. In addition, we will be required to scale back our equipment purchases and capacity forecasts, and, as a result, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results.

IF THE INVESTMENT CENTER WILL NOT APPROVE OUR REQUEST FOR A NEW EXPANSION
PROGRAM, WE WOULD BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES TO COMPLETE
THE RAMP-UP OF FAB 2, WHICH MAY NOT BE AVAILABLE. OUR NOT COMPLETING INVESTMENTS
IN THE AMOUNT OF $1.25 BILLION BY THE END OF 2005 MAY RESULT IN THE INVESTMENT
CENTER REQUIRING US TO REPAY ALL OR A PORTION OF THE GRANTS ALREADY RECEIVED,
AND IF WE ARE UNABLE TO REFUND SUCH GRANTS, WE MAY HAVE TO CLOSE OUR OPERATIONS.

     In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor
(Investment Center) under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of May 31, 2006, we received approximately $161 million in grants from the
Investment Center. Our eligibility to receive grants is with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment
Center requiring us to repay all or a portion of grants already received. We did not complete investments in the amount of $1.25 billion by the end of 2005, mainly since we reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry.
Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. Under Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 may permit the Investment Center to require us to repay all or a portion of grants already received. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence as of January 1, 2006. In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing
January 1, 2006. Currently, we cannot estimate when we will receive a formal response to our request for a new expansion program to commence as of January 1,
2006 or if the Investment Center will approve our request. If the Investment
Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to finance the ramp-up of Fab 2 and if we do not succeed in finding such alternative financing sources, we may have to close our operations. While there can be no assurance that we will obtain the Investment Center's approval for the new expansion program, we believe that it is improbable that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005. If we would have to repay the Investment Center all or a portion of grants already received, we would need to seek alternative financing sources to refund the grants we received and if we do not succeed in finding such alternative financing sources, we may have to close our operations.

IF OUR FUTURE OPERATIONS DO NOT INCREASE OR IF WE FAIL TO RAISE ADDITIONAL
FUNDING, WE MAY BE UNABLE TO REPAY OUR DEBT ON A TIMELY BASIS.

     There is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2 and the repayment of our short-term and long-term debt, which consists mainly of bank debt, trade accounts payable and convertible debentures and also includes moneys we may owe to Israel Corp. in connection with the agreement we signed with it according to which Israel Corp. will order up to approximately $100 million worth of equipment. As a result, our ramp-up of
Fab 2 may be delayed and we may be unable to repay on time or repay at all our short-term and long-term debt, which may significantly harm our financial results or cause us to cease our operations. In accordance with our amended facility agreement with our banks, under which we have drawn down approximately
$526.7 million as of June 30, 2006, we are required to repay principal in the amount of approximately $100 million in July 2007 and begin repaying the balance of the principal amount on a quarterly basis commencing September 2007. We anticipate that we will not be in compliance with the repayment schedule set forth in our amended facility agreement. In the event that (i) a definitive amendment to our facility agreement based on the May 2006 MOU with our banks will not be signed and closed, (ii) we are otherwise unsuccessful in negotiating a revised repayment schedule or (iii) our banks do not waive our non-compliance, pursuant to the terms of our amended facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our credit amended facility, including enforcement of their lien against all our assets.
This would have a material adverse effect on our company. In addition, we cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers, or negotiating revised repayment schedules of our other debt, when we have liquidity problems.

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

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE
FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES FOR US
TO BE PROFITABLE.

     We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to operate at a loss for the foreseeable future, which may adversely affect our business and company.

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

     o    Our ability to satisfy our customers' demand for quality and timely production;

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

     o    Interest and currency rate fluctuations that may not be adequately hedged;

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

DEMAND FOR OUR FOUNDRY SERVICES IS DEPENDENT ON THE DEMAND IN OUR CUSTOMERS' END
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

IF WE DO NOT ATTRACT ADDITIONAL CUSTOMERS, OUR BUSINESS MAY BE ADVERSELY
AFFECTED.

     During the three months ended March 31, 2006, approximately 55% of our business was generated by four significant customers that contributed 18%, 14%,
12%, and 11% of our revenues, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers in 2006.
Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results, revenues and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues in a timely manner, which could harm our financial results.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF
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

IF WE DO NOT RECEIVE ORDERS FROM OUR WAFER PARTNERS WE MAY HAVE EXCESS CAPACITY.

     We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are
SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International
Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab
2 capacity. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

IF WE DO NOT MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, WE WILL
LOSE CUSTOMERS AND MAY NOT BE ABLE TO ATTRACT NEW ONES.

     The semiconductor market is characterized by rapid change, including the following:

     o    rapid technological developments;

     o    evolving industry standards;

     o    changes in customer and product end user requirements;

     o    frequent new product introductions and enhancements; and

     o    short product life cycles with declining prices as products mature.

     In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve in a timely manner or at all.

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE BUSINESS TO OUR COMPETITORS.

     The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including new foundries based in Taiwan, China, Korea and
Malaysia, and with over twenty integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. If we do not compete effectively, our business and results of operations may be adversely affected. Many of our competitors may have one or more of the following competitive advantages over us:

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

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE
CONSEQUENCES.

     We have a large amount of long-term debt, which could have significant negative consequences. As of June 30, 2006, we had approximately $526.7 million of bank debt and approximately $90 million of convertible debt (including approximately $37 million of convertible debt issued on June 29, 2006). Our current and future indebtedness could have significant negative consequences, including:

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

     o    placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and/or

     o    affecting our ability to make interest payments and other required debt service on our indebtedness.

IF WE FAIL TO SATISFY THE COVENANTS SET FORTH IN OUR AMENDED CREDIT FACILITY,
OUR BANKS WILL BE ABLE TO CALL OUR LOANS.

     Our credit facility, under which we have drawn down approximately $526.7 million as of June 30, 2006, requires that we comply with certain financial, capital raising and production milestone covenants. In the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. We anticipate that we will not be in compliance with all of the financial ratios and covenants under the amended facility agreement commencing in the fourth quarter of 2006. In the event that (i) a definitive amendment to our facility agreement based on the May
2006 MOU with our banks will not be signed and closed, (ii) we are otherwise unsuccessful in negotiating revised financial, capital raising and production milestone covenants or (iii) our banks do not waive our non-compliance, pursuant to the terms of our amended facility agreement our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY
BORROW FROM OUR BANKS.

     Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were approximately
$526.7 million as of June 30, 2006), which may have a material adverse effect on our business, financial condition and results of operations.

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

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO
MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

     We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers' design and production could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

FAILURE TO COMPLY WITH THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR
DEFEND OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

     Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defend our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently a plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expired at the end of 2005, and we are currently negotiating its renewal. If we are unable to renew it on similar terms, we may have to agree to less favorable terms or consider other alternatives, including designing around certain processes.

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

     As of March 31, 2006, we held 58 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

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

WE MAY BE REQUIRED TO REPAY GRANTS TO THE INVESTMENT CENTER THAT WE RECEIVED IN
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

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

     Since 2003, we have made substantial sales to customers located in
Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

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

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO RETAIN AND RECRUIT QUALIFIED
PERSONNEL.

     We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry.
Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel, including granting large packages of options to purchase our ordinary shares.

RISKS RELATED TO OUR SECURITIES

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

ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING ARRANGEMENTS AND
OPTIONS GRANTED TO OUR FAB 2 BUILDING CONTRACTOR, EMPLOYEES AND DIRECTORS MAY
DILUTE THE INTEREST OF OUR SHAREHOLDERS.

     In connection with Fab 2, we have issued as of May 19, 2006, approximately
65.3 million ordinary shares to our wafer and equity partners and other shareholders. In December 2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of $6.17. In addition, in connection with the July 2005 amendment to our credit facility agreement, we issued warrants to our banks exercisable into an aggregate 8,264,464 ordinary shares with an exercise price of $1.21, one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans made to us under the
July 2005 amendment. As of May 19, 2006, up to approximately 51.4 million additional ordinary shares may be issued upon the conversion of our 2002 outstanding convertible debentures, 2005 outstanding convertible debentures and upon exercise of warrants held by some of our shareholders and others. With the completion of the TASE offering described below, securities convertible into and/or exercisable for the purchase of an additional approximately 41 million ordinary shares have also been issued.

     In addition, as of April 30, 2006, we had outstanding employee and directors options to purchase up to approximately 13 million shares at a weighted average exercise price of $4.15. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the relevant quarter. As of May 19, 2006, we had issued approximately 2.2 million of our ordinary shares to SanDisk Corporation and approximately 2.6 million ordinary shares to Alliance Semiconductor upon conversion of approximately $7.6 million of wafer credits. Following such conversions, an aggregate of approximately $30 million of credits issued to our three major wafer partners were outstanding as of May 19, 2006.

     The MOU we signed with our banks contemplates the issuance of 51,973,684 of our ordinary shares and, in connection thereto, Israel Corp. committed to our banks to invest $100 million in consideration for 65,789,474 of our ordinary shares. Our audit committee and board of directors approved, subject to shareholder approval, the grant of options to our CEO, in addition to the options granted to him in April 2005, such that the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis. Our board of directors further approved a plan to offer our current employees the opportunity to exchange their existing options to purchase our ordinary shares for new options and approved the allocation of additional options to be made to our employees if the total number of employee options, including the options to our CEO, during a 24 month period will represent less than 8% of the our shares on a fully diluted basis.

     In addition to the proceeds we may raise in the contemplated investment by
Israel Corp., we will need to raise significant additional funds from other sources to finance (i) the ramp-up of Fab 2, which we currently estimate to be up to an additional approximately $150 million, and (ii) our payments on the long-term loans from our banks and other debt. We are engaged in discussions with potential investors in order to attract them to make investments in our company. However, no understandings have been reached with respect to the amount of any investment or the terms of any investment and there can be no assurance that any investment will be made. These investments may be for shares or for securities convertible into shares, which would materially dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE MAY LOWER
THE PRICE OF OUR ORDINARY SHARES.

     Of our 77,561,979 outstanding ordinary shares as of May 19, 2006, approximately 33.3 million are freely tradable and held by non-affiliates under
U.S. securities laws. In addition, certain of our affiliates (Israel Corp.,
SanDisk Corporation, Alliance Semiconductor, and Macronix International) hold approximately 44.3 million of our shares, of which approximately 4.1 million are registered for resale and are therefore freely tradable under U.S. securities laws and approximately 35.5 million are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. An additional approximately 2.6 million shares held by Alliance Semiconductor and 2 million shares held by
SanDisk Corporation, will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 through 2007. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. As of May 19, 2006, up to 36,598,425 additional shares issuable upon the conversion of our 2005 convertible debentures are held by non-affiliates or are registered for resale and are therefore freely tradable under U.S. securities laws. In addition, 9,161,060 shares issuable upon the exercise of warrants we granted to our banks are registered for resale and are therefore freely tradable under U.S. securities laws. The additional up to approximately 41 million shares issuable upon the conversion and/or exercise of the securities sold in our recently completed TASE offering, would be freely tradeable in normal trading transactions in the United States. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares.
This could also impair our ability to raise capital through the sale of our equity securities.

OUR PRINCIPAL SHAREHOLDERS COLLECTIVELY OWN A CONTROLLING INTEREST IN US AND
WILL BE ABLE TO EXERCISE THEIR VOTING RIGHTS IN WAYS WHICH MAY BE ADVERSE TO THE
INTERESTS OF OUR SHAREHOLDERS.

     As of May 19, 2006, our wafer partners and Israel Corp. collectively owned approximately 57% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel
Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

THE PAYMENT OF THE REDEMPTION AMOUNT ON ACCOUNT OF OUR OUTSTANDING DEBENTURES IS
SUBORDINATED TO OUR INDEBTEDNESS TO OUR BANKS AND OBLIGATIONS TO SECURED
CREDITORS.

     The payment of the redemption amount on account of our outstanding debentures is subordinated to the prior payment of all amounts payable by us to
Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli
Ministry of Industry, Trade and Labor related to $161 million in grants received through May 31, 2006 under the Investment Center's "Approved Enterprise"
program, and to a first ranking charge in favor of Siliconix Technology C.V., on approximately $20 million of equipment purchased in connection with the performance of our obligations under our agreement with Siliconix. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to any of our outstanding debentures. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding.
In addition, we are not permitted under the terms of our facility agreement to make a payment on account of our outstanding debentures if on the date of such payment an "Event of Default" exists under our facility agreement.

WE MAY INCUR ADDITIONAL INDEBTEDNESS, INCLUDING INDEBTEDNESS THAT WOULD BE
SENIOR TO OUR OUTSTANDING DEBENTURES.

     Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to our outstanding debentures. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

     All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with
Israel have, in the past, been the subject of an economic boycott. Although
Israel has entered into various agreements with Egypt, Jordan and the
Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will have no impact on our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

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

OUR OPERATIONS MAY BE AFFECTED BY NEGATIVE ECONOMIC CONDITIONS IN ISRAEL.

     In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, Israel has experienced several general strikes and other work stoppages, affecting banks, government offices, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS
A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2006. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

ITEM 4.   INFORMATION ON THE COMPANY

     A.   History and Development of the Company

     We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

     We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor ("CMOS") process technology, which is the most widely used method of producing ICs. We currently are focused on the emerging opportunities surrounding CMOS image sensors, embedded flash, mixed-signal and radio frequency
CMOS (RFCMOS) technologies. In addition, we have commenced development of a new technology that targets the radio frequency identification, or RFID, tags market. Through our expertise and experience gained over a decade of operations, we differentiate ourselves in these areas by creating a high level of value for our clients through innovative technological processes, design support and services, competitive manufacturing indices, such as cycle times and yields, and dedicated customer service.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to
0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. Production capacity in Fab 1 as of
June 30, 2006 was approximately 16,000 wafers per month, depending on process technology and product mix.

     We have completed the construction of the building and infrastructure and are in the course of ramping our second manufacturing facility, or Fab 2. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we might acquire or develop independently or with development partners. Production capacity as of June 30, 2006 was approximately
15,000 wafers per month. When fully ramped-up, we estimate that Fab 2 will be able to achieve capacity of approximately 40,000 wafers per month.

     Our capital expenditures net of Investment Center grants for 2005, 2004 and
2003 of $24 million, $142 million and $137 million, respectively, were made principally in connection with the construction of, and purchase of equipment and technology for, Fab 2.

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

RECENT DEVELOPMENTS

COMPLETION OF $31 MILLION TASE OFFERING

     On June 29, 2006 we successfully completed an underwritten public offering of our securities on the Tel-Aviv Stock Exchange (TASE) in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785
(approximately $400). Each Unit consists of (i) convertible debentures in the face amount of NIS 2,100 (approximately $470), (ii) five options each exercisable for three months for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 140 warrants each exercisable for three months for one Tower ordinary share at a price of NIS 6.75 (approximately $1.51) and (iv) 70 warrants each exercisable for three years for one Tower ordinary share at a price of NIS 7.40
(approximately $1.66). The convertible debentures are convertible into Tower's ordinary shares at a conversion rate of one ordinary share per NIS 8.40
(approximately $1.89) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in
December 2011, at a premium of 37% over face value, linked to the Israeli
Consumer Price Index (CPI). The conversion price is subject to reduction in certain limited circumstances.

     The offering was made in Israel to Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the
U.S. or to U.S. persons absent registration or an applicable exemption.

AMENDMENT TO OUR FACILITY AGREEMENT

     In May 2006, we signed amendments to the facility agreement with our banks, according to which: (i) repayments of long-term loans in the amount of approximately $100 million scheduled to be paid between October 2006 and June
2007, were deferred to July 2007; and (ii) the date on which we were required to raise approximately $8 million was deferred from June 30, 2006 to September 30,
2006, which amount was raised with the completion of the TASE offering described above.

RAMP-UP OF FAB 2

     In March 2006, our board of directors approved a plan to ramp up Fab 2 in order to meet our customer and product qualification needs, based on our customer pipeline and reinforced by forecasted market conditions. According to this plan, we will need to raise approximately $130 million during 2006, which will take the current Fab 2 capacity to approximately 24,000 wafers per month.
We plan to raise this amount by way of (i) $30 million public offering (this amount was raised with the completion of the TASE offering described above) and
(ii) $100 million investment by Israel Corp. (described below). In addition to the aforementioned amount, in order to fully ramp-up the capacity of Fab 2 to approximately 40,000 wafers per month, we currently estimate that we will require the raising of an additional up to approximately $150 million.

     As part of the financing efforts for the ramp-up plan, in May 2006, we signed a Memorandum of Understanding (MOU) with our banks for the refinancing of the approximately $526.7 million of long-term debt under our facility agreement, according to which: (i) $158 million, representing 30% of such debt, will be converted to equity for 51,973,684 of our ordinary shares, at a price per share of $3.04, which is equal to twice the average closing price of our ordinary shares during the 10 consecutive trading days prior to signing the MOU; (ii) the interest rate of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum; and (iii) the commencement date for the repayment of principal shall be postponed from July 2007 to no earlier than
September 2009. The terms of the MOU are subject to a commitment of Israel
Corporation Ltd. (Israel Corp.) to invest $100 million in our capacity expansion as described below. The MOU is further subject to our reaching a definitive amendment to the facility agreement based on the terms of the MOU which is expected to also include arrangements to compensate the banks, under certain conditions, for the reduction in the interest on the amount borrowed from the banks (such compensation may include the issuance of our securities and/or the extension of the exercise period of the banks' warrants), and revised financial ratios and covenants based on our updated working plan. In this regard, Israel
Corp. has committed to invest $100 million in consideration for 65,789,474 of our ordinary shares, at a price per share of $1.52, which equals the average closing price during the 10 consecutive trading days prior to signing the MOU.
Such amount may include amounts that may be payable by us to Israel Corp. in connection with the agreement for the ordering of equipment described below.
Israel Corp.'s investment is subject to the signing of a definitive investment agreement, the approvals of our audit committee, board of directors and shareholders and the closing of a definitive amendment to the facility agreement with our banks based on the terms of the MOU.

     In order to implement the ramp-up plan in a timely manner, we entered into an agreement with Israel Corp. according to which Israel Corp. will order up to approximately $100 million worth of equipment for Fab 2. Under the terms of the agreement: (i) Israel Corp. has the right to sell us the equipment at cost, plus related expenses; (ii) we have the right to purchase the equipment from Israel
Corp. at cost, plus related expenses, subject to us having raised $100 million;
(iii) upon our purchase of the equipment from Israel Corp., we will assume
Israel Corp.'s obligations to the equipment suppliers; and (iv) if after 5 months from the signing of the agreement, the equipment has not been sold to us by Israel Corp., Israel Corp. may sell the equipment to a third party and we will pay Israel Corp. the difference between the cost, plus related expenses, of the purchase of the equipment by Israel Corp. and the net sale price.

OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER (CEO)

     In May 2006, our audit committee and board of directors approved the grant of options to our CEO, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis during the two-year period from the approval of the audit committee. The exercise price of the initial grant of additional options will be $1.45, the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. In the event of a future equity financing, additional options will be granted to the CEO as described above with an exercise price equal to the price per share of such investment. The vesting period of the new options will be identical to the vesting period of the existing options. The new grant of options and its terms are subject to the approval of our shareholders. If the new grant of options is approved by our shareholders, no additional options will be granted under the CEO's current option agreement, which was approved by our shareholders in October 2005.

RE-PRICING OF EMPLOYEE OPTIONS

     Our board of directors approved a plan to offer each of our current employees the opportunity to exchange their existing options to purchase our ordinary shares for new options with an exercise price of $1.45, which is the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. The new options will be granted based on terms similar to our existing employee option plan with new vesting periods. As of May 19, 2006, options to purchase approximately 9 million ordinary shares held by our current employees, with exercise prices ranging from
$1.46 to $25, were outstanding. Our board of directors further approved that if the total number of employee options, including the options to our CEO, during the coming 24 months will represent less than 8% of the our shares on a fully diluted basis, additional options will be allocated for grants to be made to our employees. No options have been granted under such plan.

DISMISSAL OF CLASS ACTION

     In June 2006, the United States Court of Appeals for the Second Circuit
affirmed the August 2004 decision of the United States District Court for the
Southern District of New York to dismiss the class action suit filed in July
2003 against us and certain of our directors and shareholders. The District
Court accepted the motion to dismiss filed on behalf of the defendants and noted
that our status as a foreign private issuer exempts us, our directors and controlling shareholders, from liability under the proxy rules of Section 14(a)
of the Securities Exchange Act.

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
Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services. This need has been met by the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers.
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

     We believe that we are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last thirteen years. We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications. Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers for both our Fab 1 and Fab 2 facilities who seek to work with a proven provider of foundry services. As a result, we have a high customer retention rate and an increase in new customers and new products for production.

     In August 2005, we implemented changes in our organizational structure focusing on establishing three product line units. The re-structuring reflects our emphasis on working closely with customers and accelerating the time-to-market of their next-generation products. The three distinct product line units are: CMOS Image Sensors and embedded Non-Volatile Memory products
(CIS/NVM), Radio Frequency (RF)/Mixed Signal, and CMOS.

     We derived approximately 45% of our revenues for the year ended December
31, 2005 from our target specialized markets: CMOS image sensors, embedded flash, mixed-signal, RF and power ICs. We are highly experienced in these markets, being an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies.

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

     In the end of 2005, we began production of new products in Fab 2. For example, in November 2005, we began manufacturing 2.0 and 1.3-megapixel CMOS image sensors for Biomorphic Microsystems Corporation (Biomorphic) designed for cellular phone applications. These image sensors are produced in 0.18-micron process at Fab2, utilizing our pixel IP and our optically-optimized-multilayer metallization, which achieves dramatically better optical sensitivity by reducing stack height from silicon to micro-lens.

EMBEDDED FLASH

     Flash memory is a constantly powered nonvolatile memory that can be erased and reprogrammed in units of memory called blocks. The IC of flash memory is organized so that a section of memory cells may be erased in a single action, or
"flash". Applications for flash memory products range from most types of portable electronic equipment devices to high volume mass storage of data. Flash is particularly suitable for applications such as handheld devices, combining the need for portability, high density, ruggedness and lower power requirements.
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

     We focus on providing high-quality mixed-signal capabilities, as this technology is a cornerstone to both CMOS image sensor and embedded flash applications. For example, in May 2006, we began production of metro Wi-Fi baseband controller for Wavion Ltd. for the communications industry, utilizing our 0.18-micron mixed-signal technology. In addition, in June 2006, we began production of a notebook embedded controller developed by Winbond Israel using our 0.18-micron technology.

     In recent years, more and more designers opt to develop high frequency products based on RF CMOS technologies as opposed to exotic process technologies, such as SiGe or GaAs. The superior cost structure of CMOS technologies enables high volume, low cost production of such high frequency products. We use our mixed signal expertise to leverage and develop processes and provide services for customers utilizing CMOS technologies. We further enhanced our mixed signal 0.18-micron platform technology offering by developing
RF CMOS product design kits. This allowed us to increase our customer base and obtain new products for production as well as develop special capabilities with
RFID applications. For example, in February 2006, we began producing wireless
LAN products for Atheros Communications.

CONVERGENCE OF TECHNOLOGIES

     In response to the growing demand for a single chip to offer a wide array of functions, we are leveraging a combination of some of the abovementioned technologies by developing a single chip with multiple functions. The successful development of this chip will allow us to provide additional value to our customers and obtain a unique market position by offering our customers a unique technology platform. We engage in projects merging CMOS, NVM and CIS for unique solutions to customers' needs, as well as in a project targeting RFID tags applications merging RF CMOS, mixed signal and NVM technologies onto a single chip.

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

     o    silicon prototyping;

     o    assembly and test;

     o    validation and qualification; and

     o    production.

     The primary customers of our foundry services are fabless semiconductor companies and IDMs. A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders, some of our shareholders and a number of Taiwanese companies who preferred our solution to the solutions that were offered locally. During the year ended December 31, 2005, we had five significant customers who contributed 22%, 14%, 8%, 7% and 5% of our revenues, respectively. In 2004, we had five significant customers who contributed 24%,
17%, 8%, 8% and 6% of our revenues, respectively.

     In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
27%, 40% and 36% in the years ended December 31, 2003, 2004 and 2005, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                                                 Year ended December 31,
                                                ------------------------
                                                2005      2004      2003
                                                ----      ----      ----

United States                                    64%       60%       73%
Israel                                            7%       20%        2%
Asia-Pacific (in 2005 and 2004 - primarily
Taiwan, in 2003 - only Taiwan)                   20% (*)   11% (*)   10%
Europe                                            9%        9%       15%
                                                ---       ---       ---
                    Total                       100%      100%      100%
                                                ===       ===       ===

     (*) Including payments made to us in connection with our May 2002 joint development agreement for 0.18-micron embedded MICROFLASH technology.

COMPETITION

     The global semiconductor foundry industry is highly competitive. The major independent dedicated foundries include Taiwan Semiconductor Manufacturing
Corporation, United Microelectronics and Chartered Semiconductor Manufacturing;
emerging and existing Chinese, Korean, Malaysian and Taiwanese foundries, including Semiconductor Manufacturing International Corp., DongBu, He Jien
Technology, ASMC, MagnaChip, CSMC Grace, HHNEC, and Silterra; and other specialized foundries, such as AMI Semiconductor, Jazz Semiconductor and X-Fab.
In addition, there are IDMs and end-product manufacturers that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations. Most of the foundries with which we compete are located in
Asia-Pacific and benefit from their close proximity to other companies involved in the design and manufacture of ICs. We believe that the principal elements of competition in the wafer foundry market are:

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

     We seek to compete primarily on the basis of technology, production quality, device yields and services involving design, support and manufacturing.
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

     We have commenced volume production of CMOS Image Sensors for the cellular phone camera market in its 0.18 micron process in the last quarter of 2005, using its own developed 3.6um pixel. During the past two years, we have developed an advanced pixel that allows very low temporal noise levels in a variety of pixel sizes, from 3.6um to 2.7um. These pixels shall be ready for production in the last quarter of 2006.

     EMBEDDED FLASH. Our microFLASH technology, based on Saifun NROM patented technology, provides greater memory cell density than other currently available flash architectures for given design rule generation, permitting an approximately four-fold reduction in the size of the memory cell for stand-alone memories and embedded applications in a given geometry. The relative simplicity of our microFLASH manufacturing process offers cost advantages over competing flash technologies for high density memories. Using our 0.5-micron technology, we have introduced the first of our microFLASH processes into production with the manufacture of a 2 megabit stand-alone memory device and embedded multi-time programming modules, with a limited number of rewrite cycles. Our 0.18-micron embedded flash technology was mutually developed with a Japanese semiconductor manufacturer during 2004, with multiple Flash modules ranging in sizes from 0.5 megabit to 8 megabit, and is currently in production with a few customers.

     MIXED SIGNAL. We have developed the Tower 0.18-micron Mixed-Signal Design and RFCMOS Kits, which contains a comprehensive characterization of a wide range of analog and RF devices, some of which are specifically developed to provide our customers with the ability to design mixed-signal and RF ICs for their specific needs.

     RFID. In 2004, we started a joint development program with Alien Technology
Corporation that targets the RFID tag market and utilizes a platform technology of mixed signal, RF and non volatile memory function. In June 2006, we announced that we are the manufacturing supplier for Alien Technology's internally-designed Gen 2 RFID ICs.

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
Such developments are very common in all of our value added process technologies noted above. In 2004, in response to market demand, we introduced a 0.16-micron optical shrink solution which represents a 10% linear shrink from our existing
0.18-micron offering while utilizing virtually the same 0.18-micron libraries and IP. The shrink allows a 15 to 20 percent die size reduction and a potentially higher wafer ASP and lower die cost. Applications include industry standard CMOS logic and some mixed-signal technologies. This 0.16-micron technology is ready for production.

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
Research and development expenses for the years ended December 31, 2003, 2004 and 2005 were $20.7 million, $17.1 million and $16 million, net of government participation of $1.1 million, $1.5 million and $1 million, respectively.

     As of June 30, 2006, we employed 164 professionals in our research and development department, 30 of whom have PhDs. In addition to our research and development department located at our facilities in Migdal Haemek, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of March 2006, we held 58 patents. We have entered into various patent licenses and cross-licenses with technology companies including Toshiba, Freescale, Synopsys, ARM, Chipidea
Microelectronics, Virage Logic, and others. We may choose to renew our present licenses or obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms. In addition, we cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States or Israel.

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

     o MOTOROLA (NOW FREESCALE). In September 2002, we entered into a technology transfer and development agreement with Motorola, pursuant to which
     Motorola transferred to us its 0.13-micron HiPerMOS7 CMOS process technology for Fab 2 as well as co-developed with us an industry-standard compatible version of the process technology. Subject to prior termination for cause by Motorola, our licenses under the technology transfer agreement with Motorola are perpetual. In August 2004, Motorola assigned all of its rights and obligations under the aforementioned agreement to Freescale.

FOUNDATION IP BLOCKS

     To better serve our customers design needs using advanced CMOS processes and mixed-signal, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non volatile memory design components. These components are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memories arrays, mixed-signal and non-volatile memory design blocks. To achieve optimal performance, all of these components must be customized to work with our manufacturing process and are used in most of our customers' chip designs.

     o SYNOPSYS. In June 2001, we entered into an agreement with Synopsys
     (formerly, Avant!) under which Synopsys has developed libraries for our
     0.18-micron process technology. Multiple customers use the Synopsys libraries in producing their ICs at our company. In 2004, we entered into a set of comprehensive technology transfer and license agreements with
     Synopsys that provide us with broad rights to use Synopsys' library technology in multiple process technology generations including 0.18 micron and 0.13 micron. Under these agreements, we were given the right to develop, customize, validate and characterize libraries, based on Synopsys'
     library technology and to distribute such libraries through and have them supported by Synopsys. These agreements place us in a superior position of having in-house capability to serve our customers' needs. Certain parts of the 2004 license agreements, relating to elements of distribution and support by Synopsys, expire in October 2006, and we may be unable to extend or renew them on similar terms.

     o ARM (INCLUDING ITS WHOLLY-OWNED SUBSIDIARY, ARM PHYSICAL IP). In 2002 and
     subsequently in 2004, we entered into license agreements with ARM
     (formerly, Artisan Components) under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies, respectively. ARM is licensing its libraries to our customers free of charge. Multiple customers are using the ARM libraries in their chip design for manufacturing at our company. The ARM libraries include, among others, standard cells, general purpose and specialty input-output cells and memory generators.

     o VIRAGE LOGIC. In 2002 and subsequently in 2004, we entered into license agreements with Virage Logic under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies, respectively. These library products are available for licensing by our customers, and with respect to most of the 0.13-micron library products, free of a license charge. Virage offers a variety of SRAM and ROM memory compilers on both process technologies, and also offers standard cells, general purpose and specialty input-output cells libraries in the 0.13-micron technology. Presently, multiple customers' products that use Virage Logic's memory products are in production at Fab 2. In addition, our license agreement with Virage Logic from 2002 has also introduced
     Virage Logic's patented Nonvolatile Electrically Alterable embedded memories for production on our 0.18-micron CMOS logic process. Currently customers' products that use Virage Logic's non-volatile memory products are in production at Fab 2. We have selected and qualified these memories for our process to help our customers meet their application requirements for cost-effective embedded non-volatile memory for security, encryption, unique device identification, analog trimming, silicon repair and flexible program store.

     o IMPINJ INC. In 2005, we entered into a development and license agreement with Impinj Inc. under which Impinj is developing its AEON(R) non-volatile memory (NVM), in parallel architecture, based on its patented Self-Adaptive
     Silicon(R) technology, for production on our 0.13-micron CMOS logic process. We chose Impinj's cost-effective NVM to help our customers'
     products meet their application requirements for embedded non-volatile memories. Primary applications for Impinj's AEON parallel architecture include analog trimming, digital rights management and wireless controllers.

     o CHIPIDEA MICROELECTRONICS. In 2003 and subsequently in 2005, we entered into a non-exclusive, perpetual, royalty-free license and design agreement with Chipidea Microelectronics. Further to this agreement, Chipidea has customized several of its mixed-signal design blocks for manufacturing on our 0.18-micron and 0.13-micron process technologies, such asUSB 2.0
     (Universal Serial Bus 2.0) and USB2.0 OTG (On The Go), which are currently being utilized by several of our customers.

IMAGE SENSOR TECHNOLOGIES

     We developed, both independently and together with our customers, basic pixel intellectual property to be used by those customers in the manufacturing of our CMOS image sensor products.

     C.   ORGANIZATIONAL STRUCTURE

     The legal and commercial name of our company is Tower Semiconductor Ltd. We were incorporated under the laws of the State of Israel in 1993. We have one subsidiary, incorporated in the United States under the name Tower Semiconductor
USA, Inc. Our subsidiary is wholly-owned by us.

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

     Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity from 5,000 wafers per month, using 1.25-micron and 1.0-micron processes, to approximately 16,000 wafers per month as of May 31, 2006 depending on process technology and product mix, using our 1.0 micron to 0.35-micron processes, including specialized processes.

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

     We have completed the transfer of Siliconix technology to Fab 1 and started wafer production for Siliconix in the second quarter of 2005.

     FAB 2

     In January 2001, we commenced construction of Fab 2, our new advanced wafer fab adjacent to Fab 1 in Migdal Haemek. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in
2049.

     Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and a 0.18-micron process technology we licensed from Toshiba, as well as 0.13-micron process technology we licensed from Freescale.

     The overall clean room area in Fab 2 is approximately 100,000 square feet.
We began volume production at Fab 2 during the third quarter of 2003. .
Production capacity as of May 31, 2006 was approximately 15,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month.

     Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion. Capital expenditures in 2005, 2004 and 2003 were approximately $30million, $172 million and $164 million, respectively, before related Investment Center grants of $6 million, $30 million and $27 million, respectively.

     We have registered liens in favor of the State of Israel and our banks on substantially all of our present and future assets, including Fab 1 and Fab 2
(see "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and
Capital Resources - Fab 2 Agreements - Credit Facility").

ENVIRONMENTAL MATTERS AND CERTIFICATIONS

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

     In November 2004, we received ISO 14001 certification from The Standards
Institution of Israel. A series of international standards on environmental management, ISO 14000 provides a framework for the development of an environmental management system and the supporting audit program. ISO 14001 is the cornerstone standard of the ISO 14000 series. It specifies a framework of control for an environmental management system pursuant to which an organization can be certified by a third party. The ISO 14001 certification applies to all of our manufacturing facilities. Our authorized design center in Netanya, Israel also received certification.

     In November 2005, we achieved ISO/TS 16949 certification from the UK-based
National Quality Association pertaining to the manufacturing processes, work procedures and product performance meeting the requirements of the automotive industry. This quality management system standard certification covers all our departments and activities.

     In March 2006, we achieved ISO 17799 certification from The Standards
Institution of Israel for the high quality of our security technology and implementations, covering all our departments and activities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

     Not Applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.   OPERATING RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 AND
RELATED NOTES AND THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. OUR
FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND
US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 20 TO
OUR AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2005.

OVERVIEW

     We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Pure-play foundries do not offer any products of their own, but focus on producing integrated circuits based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron.

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

     During the year ended December 31, 2005, we had five significant customers who contributed between 5% to 22% of our revenues. In 2004, we had five significant customers who contributed between 6% to 24% of our revenues. In
2003, we had five significant customers who contributed between 6% and 24% of our revenues. In 2004 and 2005, SanDisk was instrumental in ramping up our business. While we currently expect that SanDisk will continue to be a significant customer of Fab 2, additional customers are expected to commence or increase their purchase orders following the qualification of their products in
Fab 2 during 2006.

     In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
36%, 40% and 27% in the years ended December 31, 2005, 2004 and 2003, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry. Since then, we have significantly modernized our Fab 1 facility, which has improved its process geometries from 1.0-micron to
0.35-micron and enhanced its process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. We have also expanded our production capacity in Fab 1 to approximately 16,000 wafers per month as of June
30, 2006, depending on process technology and product mix, to meet additional customer demand. Fab 1 has been cash flow positive from operations since the second quarter of 2002. We completed the transfer of Siliconix technology to Fab
1 and started wafer production for Siliconix in the second quarter of 2005.

     During the third quarter of 2003, we completed the construction of the building and infrastructure of our second manufacturing facility, or Fab 2. Fab
2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba, as well as other technologies that we might acquire or develop independently. We began volume production at Fab 2 during the third quarter of 2003. Production capacity of Fab 2 as of June 30, 2006 was approximately 15,000 wafers per month.

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

     DEPRECIATION AND AMORTIZATION OF FAB 2 ASSETS. Depreciation and
amortization expense in 2005 amounted to $144.9 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method.
Currently, we estimate that the expected economic life of the Fab 2 assets will be as follows: (i) prepaid perpetual land lease and buildings (including facility infrastructure) - 14 to 25 years; (ii) machinery and equipment - 5 years; and (iii) the 0.18-micron and 0.13 micron technology - 4 years, while amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use. We expect that the depreciation and amortization expenses relating to Fab 2 facilities will be approximately $138 million in 2006. Changes in our estimates regarding the expected economic life of Fab 2 assets, or a change in the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, might affect our depreciation and amortization expenses. That effect, if any, under Israel GAAP and US GAAP would be similar.

     IMPAIRMENT OF ASSETS. Standard No. 15, "Impairment of Assets," of the
Israeli Accounting Standards Board addresses the accounting treatment and presentation of impairment of assets, and establishes procedures to be implemented in order to ensure that assets are not presented in amounts exceeding their recoverable value. The review of possible impairment charges was performed based on our business plan, as was approved by our board of directors.
The business plan is based, among other things, on the future completion of the construction and equipping of Fab 2 to reach full capacity. Application of
Standard 15 resulted in no impairment charges. According to US GAAP, e.g. FASB
144 and FASB 142, recoverability tests are performed based on undiscounted expected cash flows, Standard No. 15 indicates that an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. While applying the provisions of Standard No. 15 had no effect on our financial position and results of operations, the use of different assumptions with respect to the expected cash flows from our assets and with respect to other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

     CONVERTIBLE DEBENTURES

     As of December 31, 2005, convertible debentures the future conversion of which is not probable as of the balance-sheet date are presented as long-term liabilities and current liabilities (with respect to the current maturities)
based on their terms as of such date, net of discount.

     As of December 31, 2005, under Israeli GAAP, convertible debentures denominated in dollar the future conversion of which is probable as of the balance-sheet date, are presented as a separate line-item between total liabilities and shareholders equity.

     Commencing January 1, 2006, we adopted Standard No. 22 of the Israeli
Accounting Standard Board "Financial Instruments: Disclosure and Presentation".
Under Standard No. 22, the three series of our convertible debentures are considered compound instruments, therefore, are to be separated to its components, the equity component and the liability component. The amount attributed to the equity component is calculated as the excess in value of (i)
the carrying amount net of issuance costs and (ii) discounting the same cash flows using the rate commensurate for non-convertible debt. The equity component as calculated above is classified in equity. In applying the provisions of
Standard No. 22, the use of different assumptions with respect to the discount rate may lead to different amounts allocated to the equity component.

     Under US GAAP the Company is required to determine the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on the determination whether on a stand alone such conversion option would be classified in equity. If the option can be classified as equity no bifurcation is required.

     NON-CAPITALIZABLE COSTS. In accordance with generally accepted accounting principles, we capitalized through the third quarter of 2003 most of our costs relating to the establishment of Fab 2, primarily for property and equipment and other assets. Capitalizable Fab 2 costs were only incremental direct costs that related to the establishment and equipping of Fab 2 and to the integration and transfer of technology to be implemented in Fab 2. Following initial commencement of operations of Fab 2 in the third quarter of 2003(equipping of
Fab 2 towards full capacity is still to be completed, most of the direct costs related to the construction and equipping of Fab 2 and to the transfer of the
Fab 2 technologies that were capitalizable until Fab 2 came into production, are no longer capitalizable.

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

RECENT ACCOUNTING PRONOUNCEMENTS UNDER US GAAP AS THEY APPLY TO US

     SFAS No. 151 - Inventory Costs, an Amendment of ARB No. 43, Chapter 4 - In
November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of
ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4,
"Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on our financial position or results of operations.

     SFAS No. 123 (revised 2004) "Share Based Payments". In December 2004, the
FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)").
This Statement is a revision of FASB Statement No. 123, "Accounting for
Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for
Stock Issued to Employees" and its authoritative interpretations.

     SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was allowed in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

     The provisions of SFAS 123(R) apply to all awards granted by us on or after
January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applied the provisions of SFAS 123(R), in the first quarter of 2006, we were required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, we were required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, we were required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

     Management has commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods. Based on the outstanding options as of December 31, 2005, the total compensation to be amortized in the years 2006-2009 is expected to be approximately $4.2 million.

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
29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The
Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Retroactive application is not permitted. The adoption of this Standard does not affect our financial position or results of operations.

     SFAS No. 154, Accounting Changes and Error Corrections - This Statement,
published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB
Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,
and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

     Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This
Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The
Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods.

     This Statement defines retrospective application as (i) the application of a different accounting principle to prior accounting periods as if that principle had always been used, or (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

     This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principles.
This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principles on the basis of preferability.

     The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15,
2005. The adoption of this Standard is not expected to have a material effect on our financial position or results of operations. SFAS No. 155. Accounting for
Certain Hybrid Financial Instruments -In February 2006, the FASB issued SFAS
155, "Accounting for Certain HybridFinancial Instruments". Key provisions of
SFAS 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4)
clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS 133. Management does not believe that SFAS 155 will have a material effect on our financial condition, results of operations, or liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS UNDER ISRAELI GAAP AS THEY APPLY TO US

     Accounting Standard No. 24 "Share-Based Payments" - In September 2005, the
Israeli Accounting Standards Board published Accounting Standard No. 24
"Share-Based Compensation" (the "Standard"), which calls for the recognition in the financial statements of share-based payments, including transactions with employees, which are to be settled by the payment of cash, by other assets, or by equity instruments. Under Standard No. 24, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. Said costs will be determined based on the fair value of the grants at each grant date. The Standard establishes guidelines for measuring the fair value of each grant based on the settlement terms (either by cash or equity instrument), and disclosure provisions.

     The Standard is effective for financial statements for periods commencing
January 1, 2006 or thereafter. The Standard provides that with respect to
Share-based payments to be settled by equity instruments, its provisions should be applied to all grants made after March 15, 2005, that are unvested as of
December 31, 2005. The Standard further provides that its provisions should be applied to modifications that were made after March 15, 2005, even if the underlying grants are not in the scope of the Standard.

     As of December 31, 2005, the award cost with respect to outstanding employee and director options on which the Standard will be applied amounts to approximately $2.0 million, to be amortized over 2006-2009.

     Accounting Standard No. 22 "Financial Instruments: Disclosure and
Presentation" - In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22 "Financial Instruments: Disclosure
and Presentation" ("Standard No. 22"). A financial instrument under Standard No.
22 is defined, in general, as any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity.
Standard No. 22 establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto, and, in certain cases, the method to measure their impact on the entity's financial statements. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and financial liabilities are to be offset. Standard No. 22 establishes requirements for disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. Standard No. 22 also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

     Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. Financial instruments issued before the effective date of Standard No. 22 will be classified and presented in accordance with its provisions commencing from the effective date. Comparative financial statements for prior periods are not to be adjusted. We issued three series of convertible debentures that are considered compound instruments under
Standard No. 22. A compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is determined as the excess of the total value over the fair value of the liability component.

     The initial adoption of the Standard commencing 2006, affected primarily the presentation of our convertible debentures (the bifurcation of the convertible debentures into debt component and equity component, as these terms are defined by the Standard). Consequently, on January 1, 2006, our shareholders equity was recorded with a one-time increase of approximately $22.0 million, while its total convertible debentures decreased by same amount. Commencing from that date, said amount will be amortized as financing expenses through 2011.

     Accounting Standard No. 21 "Earnings Per Share" - In February 2006, the
Israeli Accounting Standards Board approved for publication Accounting Standard
No. 21, "Earnings Per Share" ("Standard No. 21").

     With the initial adoption of Standard No. 21, Opinion No. 55 of the
Institute of Certified Public Accountants in Israel - Earnings per share is cancelled.

     Standard No. 21 prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the entity. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator)
during the reported period. For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

     Standard No. 21 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The adoption of Standard No. 21 is accounted for retrospectively and a comparative earnings per share data for prior periods is adjusted. Accordingly, in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2006, the loss per share presented for the 12 months ended December 31, 2005 was adjusted from $2.55 to $3.06.

     Accounting Standard No. 25 "Revenues" - In February 2006, the Israeli
Accounting Standards Board approved for publication Accounting Standard No. 25,
"Revenues" ("Standard No. 25").

     Standard No. 25 establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. Standard No. 25 prescribes that revenue shall be measured at the fair value of the consideration received or receivable.

     Standard No. 25 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The adoption of the standard had no material effect on the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2006.

RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

                                                Year Ended December (31,)
                                          ----------------------------------
                                            2005          2004         2003
                                          -------       -------      -------
STATEMENT OF OPERATIONS DATA:
Cost of sales                               100.0%        100.0%       100.0%
Cost of total revenues                      233.7         181.2        199.4
                                          -------       -------      -------
Gross loss                                 (133.7)        (81.2)       (99.4)
Research and development                     15.7          13.5         33.7
Marketing, general and administrative        17.1          16.9         36.9
                                          -------       -------      -------
Operating loss                             (166.5)       (111.6)      (170.0)
Financing expense, net                      (35.0)        (23.6)       (16.1)
Other income (expense), net                  2.34          25.9         (0.1)
                                          -------       -------      -------
Loss                                       (199.1)%      (109.3)%     (186.2)%
                                          =======       =======      =======

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

     TOTAL REVENUES. Total revenues for the year ended December 31, 2005 decreased by 19.1% to $102.0 million from $126.1 million for the year ended
December 31, 2004. This $24.1 million decrease was mainly attributable to lower volume of wafer shipments, which was partly offset by increased revenues from a joint development agreement for certain technology with a Japanese semiconductor manufacturer.

     During the year ended December 31, 2005, we had five significant customers who contributed between 5% and 22% of our revenues.

     COST OF TOTAL REVENUES. Cost of total revenues in the year ended December
31, 2005 amounted to $238.4 million, compared with $228.4 million for the year ended December 31, 2004. This increase was mainly due to an increase in depreciation and amortization expenses which was partly offset by cost reductions and efficiency measures taken by us.

     GROSS LOSS. Gross loss in the year ended December 31, 2005 was $136.4 million compared to a gross loss of $102.4 million for the year ended December
31, 2004. The increase in gross loss was mainly attributable to the decrease in total revenues and to the increased cost of total revenues.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2005 decreased to $16.0 million from $17.1 million for the year ended December 31, 2004. The decrease was mainly attributable to cost reductions and efficiency measures taken by us. Research and development expenses are reflected net of participation grants received from the Israeli government ($1.0 million and $1.5 million, for the years ended December 31, 2005 and 2004, respectively).

     MARKETING, GENERAL AND ADMINISTRATION. Marketing, general and administrative expenses in the year ended December 31, 2005 decreased to $17.4 million from $21.3 million for the year ended December 31, 2004, primarily due to cost reductions and efficiency measures taken by us.

     OPERATING LOSS. Operating loss in the year ended December 31, 2005 was
$169.8 million, compared to $140.7 million for the year ended December 31, 2004.
The increase in the operating loss is attributable mainly to the increase in the gross loss.

     FINANCING EXPENSES, NET. Financing expenses, net in the year ended December
31, 2005 were $35.7 million compared to financing expenses, net of $29.8 million for the year ended December 31, 2004. This increase is mainly due to an increase of $7.6 million in connection with our Fab 2 credit facility agreement attributable to (i) a higher amount of long-term loans which financed the construction and equipping of Fab 2 during the year ended December 31, 2005 as compared to the amount of such long-term loans during the year ended December
31, 2004, and (ii) an increase in the LIBOR rate from an average of approximately 1.5% per annum for the year ended December 31, 2004 to an average of approximately 3.3% per annum for the year ended December 31, 2005 (our long-term loans bear interest at a rate of LIBOR + 2.5% per annum).

     OTHER INCOME (EXPENSE), NET. Other income, net for the year ended December
31, 2005 was $2.4 million compared to $32.7 million for the year ended December
31, 2004. This decrease was mainly attributable to the $32.4 million gain from the sale of the Saifun Semiconductor shares in 2004.

     LOSS. Our loss in the year ended December 31, 2005 was $203.1 million, compared to $137.8 million for the year ended December 31, 2004. This increase is primarily attributable to the increase in the operating loss of $29.1 million, the increase in financing expenses, net of $5.9 million, and the decrease in other income, net of $30.3 million.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

     TOTAL REVENUES. Total revenues in the year ended December 31, 2004 increased by 105.4% to $126.1 million from $61.4 million in 2003. This $64.7 million increase was attributable to the ramp up of capacity of our Fab 2 wafer fabrication and the increase in production levels.

     COST OF TOTAL REVENUES. Cost of total revenues in the year ended December
31, 2004 totaled $228.4 million, compared with $122.4 million in 2003. This increase was due mainly to Fab 2 operations, which in 2003 operated only for half a year while in 2004 operated for a full year, resulting in an increase of
$61.6 million in depreciation and amortization expenses and an increase of $23.9 million in materials usage mainly related to Fab 2.

     GROSS LOSS. Gross loss in the year ended December 31, 2004 was $102.4 million compared to a gross loss of $61.0 million in 2003. The increase in gross loss was primarily attributable to the increased cost of total sales, which was partially offset by the increase in revenues.

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

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During 2005, the dollar strengthened against the NIS by 6.8% and the
Israeli Consumer Price Index, or CPI increased by 2.4%. During 2004, the dollar was devalued against the NIS by 1.6%, and the CPI increased by 1.2%. We believe that the rate of inflation in Israel has had a non-material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

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

     Our 2002 and 2006 convertible debentures are denominated in NIS linked to the Israeli CPI and therefore we are exposed to fluctuation in the NIS/dollar exchange rate. The dollar amount of our financing costs (interest and currency adjustments) related to the 2002 and 2006 convertible debentures will increase if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of the 2002 and 2006 convertible debentures will increase as well.

     The quantitative and qualitative disclosures about market risk are in Item
11 of this annual report.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2005, we had an aggregate of $39.0 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $22.0 million was contractually restricted for Fab 2 use only and $9.6 million was contractually restricted for use in the Siliconix project only. This compares to
$81.5 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $39.7 million was contractually restricted for Fab 2 use only and $14.1 million was contractually restricted for use in the Siliconix project only, as of December 31, 2004. In addition, as of December 31, 2004, we had $5.1 million (none as of December 31, 2005) in long-term interest-bearing deposits, which were contractually serving as a security for our convertible debentures.

     During the year ended December 31, 2005, we generated cash from the following sources: $22.1 million from bank loans; $25.1 million in proceeds from the issuance of convertible debentures, net; $7.5 million from Investment Center grants and $2.2 million in proceeds from disposal of property. These liquidity resources partially financed our operating activities (net amount of $60.7 million) and our investments made during the year ended December 31, 2005, which aggregated $42.7 million mainly in connection with the construction, and purchase and installation of equipment and other assets, for Fab 2.

     As of December 31, 2005, we had loans in the amount of $518.1 million in connection with the establishment of Fab 2. Of that amount, $21.1 million are presented as current maturities as of December 31, 2005 in the financial statements included in this annual report. In addition, as of such date, we had convertible debentures in the aggregate of $51.3 million, of which $6.5 million are presented as current maturities in the financial statements included in this annual report.

     During the third quarter of 2003, Fab 2, our new advanced wafer facility adjacent to Fab 1 in Migdal Haemek, Israel had initially commenced operations.
Production capacity of Fab 2 as of May 31, 2006 was approximately 15,000 wafers per month. The Fab 2 ramp up financing may be funded by additional grants from the Investment Center, sales of our securities, wafer prepayments from our customers and cash flow from operations or from other sources.

     In recent years, we have experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit and a deficit in shareholders equity. In order to have adequate liquidity for our activities in 2005 and thereafter, we have taken measures to reduce our short-term liabilities. We have implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, we completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In addition, in July 2005 we entered into a definitive amendment to our facility agreement with our banks. The amendment provided, among other things, for our banks to provide additional financing of up to approximately $30 million, subject to us raising through the issuance of shares or convertible debentures $23.5 million by October 31, 2005 (which was subsequently extended to December 31, 2005) and an additional $6.5 million by March 31, 2006. In January 2006 we completed a rights offering of convertible debentures in which we raised approximately $48.2 million, thereby satisfying the abovementioned obligation to raise additional funds. For a description of the July 2005 amendment and the rights offering of convertible debentures see "Fab 2 Agreements" below.

     In May 2006 we signed an amendment to the Facility Agreement with its
Banks, according to which repayments of long-terms loans in the amount of approximately $100 million, formerly scheduled to be paid between October 2006 and June 2007, were deferred to July 2007.

     In March 2006, our Board of Directors approved the plan to ramp up Fab 2 in order to meet our customer and product qualification needs, based on its customer pipeline, reinforced by forecasted market conditions. According to this plan, we will need to raise approximately $130 million during 2006 (of which approximately $31 million was raised with the completion of the TASE offering in
June 2006 and additional $100 million is expected to be raised from Israel Corp as described under "Item 4 - Information on the Company - A. History and
Development of the Company - Recent Developments), which will increase the current Fab 2 capacity to approximately 24,000 wafers per month.

     As part of the financing efforts for that expansion plan, in May 2006, we signed a Memorandum of Understanding (MOU) with our banks for the refinancing of the $526.7 million in long term debt, which is described above under "Item 4 -
Information on the Company - A. History and Development of the Company - Recent
Developments.

     In June 2006 we successfully completed an underwritten public offering of our securities on the TASE in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). See "Item 4 -
Information on the Company - A. History and Development of the Company - Recent
Developments".

     We currently expect to have sufficient liquidity at least until the end of
2006 to meet our short-term activities and liabilities. However, if we fail to close in a timely manner the $100 million investment by Israel Corp. and a definitive amendment to our facility agreement with our banks based on the May
2006 MOU, we may be required to suspend the implementation of our current plan to ramp-up Fab 2 production capacity to approximately 24,000 wafers per month
(See "Item 4 - Information on the Company - A. History and Development of the
Company - Recent Developments"), which would materially adversely affect our company and may cause us to cease our operations.

     In order to fully ramp-up the capacity of Fab 2 to approximately 40,000 wafers per month, we currently estimate that we will require the raising of up to an approximately $150 million, in addition to funds already raised and the
$100 million committed by Israel Corp.

     The following chart illustrates the various financial sources available to us to fund the construction and ramp-up of Fab 2, the amounts received as of
March 31, 2006 and the amounts expected or required to be received from various sources as of March 31, 2006. We cannot assure you that we will be able to obtain funds from these sources as expected due to poor conditions in capital markets, poor conditions in the semiconductor market, failure to benefit from upswings in the semiconductor market or other factors, any or all of which may affect our ability to raise funds. If we do not satisfy our need for funds for
Fab 2 or if the timing of the receipt of financing lags behind the timing of expenses, we may from time to time experience lack of liquidity for our activities.

                                                                     AMOUNTS EXPECTED
                                                                      OR REQUIRED TO
Financial Sources based on agreements and            RECEIVED AS OF  BE RECEIVED AFTER
arrangements completed through March 31, 2006        MARCH 31, 2006    MARCH 31, 2006    TOTAL (3)
                                                                      (IN MILLIONS)
                                                        ----------------------------------------

Major shareholders                                      $323.7              $100           $423.7
Investment Center                                       $159  (1)           $ 91           $250
Credit facility                                         $526.7(2)             -            $526.7
Other financing sources                                 $243.4                -            $243.4

     (1) Under the requirements of Israeli Law, we were required to complete our approved investment program for Fab 2 by the end of 2005 (see "-- Investment
Center Grants" below). Our not completing such investment program by the end of
2005 may result in the Investment Center requiring us to repay all or a portion of the grants already received. See "Risk Factors -- If the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center, will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available. Our not completing investments in the amount of $1.25 billion by the end of 2005 may result in the Investment Center requiring us to repay all or a portion of the grants already received, and if we are unable to refund such grants, we may have to close our operations".

     (2) Under the amended credit facility agreement, we are required to comply with minimum production capacity milestones and maintain certain financial ratios and additional conditions and covenants. For a description of these ratios and covenants, see below "Fab 2 Agreements-Credit Facility".

     (3) We will be required to make capital investments and acquire and implement advanced technologies in order to complete the ramp-up Fab 2. We will also require additional cash to complete the full ramp-up of Fab 2.

FAB 2 AGREEMENTS

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

     As of June 30, 2006, we have received an aggregate of approximately $245 million from our wafer partners, of which approximately $202 million was invested in consideration for approximately 31.4 million of our ordinary shares, approximately $8 million was invested in our 2005 rights offering (described below), and the remaining approximately $35 million was established as wafer credits.. Our wafer partners are not obligated to invest any more money in us.
See Note 11A(3) to our audited annual consolidated financial statements.

     INVESTMENT BY ISRAEL CORPORATION AND OTHER FINANCIAL INVESTORS. In December
2000, Israel Corp., our current principal shareholder and one of Israel's major holding companies, agreed to invest $50 million contemporaneous with the investments by the wafer partners. In consideration of Israel Corp.'s investment, we issued its wholly-owned subsidiary, Israel Corporation
Technologies (ICTech) Ltd., or ICTech, a total of 6,749,669 of our ordinary shares through January 2004. In 2005, ICTech transferred these shares to Israel
Corp. TIC invested, in the aggregate, an additional approximately $29million in connection with our 2002 and 2005 rights offerings (described below).

     In February 2001, the Challenge Fund-Etgar II agreed to invest $5 million in our company on substantially the same terms as Israel Corp. In consideration of Challenge's investment, we issued Challenge a total of 670,166 of our ordinary shares through January 2004.

     See Note 11A(4) to our audited annual consolidated financial statements.

     WAFER CREDITS. In connection with their investments in Fab 2, we issued to our wafer partners non-transferable credits that may be used to reduce the cash amounts to be paid by them when paying for wafers manufactured in Fab 2. These credits could generally be used at a rate of 7.5% for purchases made through
June 2005 and 15% for purchases made thereafter. Our major wafer partners,
SanDisk, Alliance and Macronix, have agreed that they will not utilize any of their credits, which amounted to approximately $36 million as of December 31,
2005, for purchase orders of our wafer products until December 31, 2006. From
January 1, 2004 to December 31, 2006, each major wafer partner is entitled, every quarter, to convert into our ordinary shares its wafer credits that could have been utilized by such wafer partner against the actual payment of wafers manufactured at Fab 2 during such quarter; otherwise, these credits will bear interest payable every quarter at three-month LIBOR plus 2.5% through December
31, 2007. On December 31, 2007, the remaining wafer credits that could have been utilized during this period that have not been converted into shares will be repaid to all our major wafer partners. Should the wafer partners elect to convert their wafer credits into our ordinary shares, they will be issued ordinary shares at the average trading price of our ordinary shares during the
15 consecutive trading days preceding the last day of the relevant quarter. For example, if our major wafer partners purchase an amount of wafers which would otherwise result in their using the full amount of credits available to them as of March 31, 2006, and they elect to convert all of these credits into ordinary shares, we will issue them an aggregate of 22.4 million shares, assuming the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last relevant quarter is $1.38.

     In February 2006, one of our wafer partners converted approximately $3.9 million of its advances into paid-in equity entitling it for 2,455,905 of our ordinary shares. The number of shares was determined based on $1.58 per share, which was the average closing sale price of our ordinary shares for the 15 trading days prior to December 31, 2005.

     All the ordinary shares issued to our wafer partners and Israel Corp. in connection with their committed investments are subject to (i) restrictions on transfer and (ii) registration rights.

     See Note 11A(5) to our audited annual consolidated financial statements.

     JOINT DEVELOPMENT AGREEMENT. In May 2002, we entered into an agreement for the joint development of 0.18-micron embedded microFLASH technology with a
Japanese manufacturer. The Japanese manufacturer granted to us the non-exclusive right to utilize, on a royalty-free basis, our jointly developed technology, which is based on its 0.18-micron process technology, for foundry services and for the manufacture and sale of our own proprietary products. We granted the
Japanese manufacturer a royalty-free, non-exclusive license with respect to our
microFLASH technology for manufacturing semiconductor devices that utilize our jointly developed technology for its own semiconductor business.

     In April 2005, the Japanese manufacturer elected, and we agreed, to cease the joint development of certain technology and to terminate the agreement.
According to the terms of the termination agreement, the Japanese manufacturer paid us, net of deducted tax, $2.25 million. Revenues for 2005 include $8 million generated by the termination of the agreement. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the joint development agreement. The license rights granted to the parties continue pursuant to the terms of the original agreement.

     CREDIT FACILITY. In January 2001, we entered into a credit facility with two leading Israeli banks, Bank Hapoalim and Bank Leumi, pursuant to which the banks committed to make available to us up to $550 million in loans for Fab 2.
As a result of our reduction of the total project cost of Fab 2 through the renegotiation of equipment prices and a change of equipment suppliers, in
January 2002, we and our banks agreed to amend the credit facility such that the total amount of loans committed by the banks was reduced to $500 million. In
July 2005, we entered into a definitive amendment to our facility agreement with our banks. The amendment provided, among other things, for our banks to provide additional financing of up to approximately $30 million, subject to us raising through the issuance of shares or convertible debentures $23.5 million by
October 31, 2005 (which was subsequently extended to December 31, 2005) and an additional $6.5 million by March 31, 2006. The banks provided us with the entire amount we were entitled to borrow under the amendment following the consummation of the rights offering in January 2006 in which we raised approximately $48.2 million (described below).

     Loans drawn down through December 2004 were repayable as of December 31,
2005, prior to the May 2006 amendment to the facility agreement (described below), as follows: (i) with respect to loans received by us through December
31, 2003, we repaid our banks on December 31, 2003 all payments due by such date, amounting to $431 million and, concurrently, drew down an equivalent amount from our banks on such date to be repaid in 12 quarterly installments commencing on March 31, 2007 and bearing interest, payable quarterly, at LIBOR plus 2.5%, and (ii) with respect to loans received in 2004 (amounting to $66.0 million), we will repay our banks, in 12 quarterly installments, or before the maturity date of the facility, commencing three years from the drawdown date of each loan and bearing interest, payable quarterly, at LIBOR plus 2.5%. Loans drawn down under the July 2005 amendment (amounting to $29.7 million as of
January 31, 2006) were repayable as of December 31, 2005, prior to the May 2006 amendment to the facility agreement, twelve to fifteen months from the drawdown date of each loan and bear interest, payable quarterly, at LIBOR plus 2.5%.

     In May 2006, we signed amendments to the facility agreement with our banks, according to which: (i) repayments of long-terms loans in the amount of approximately $100 million scheduled to be paid between October 2006 and June
2007, were deferred to July 2007; and (ii) the date on which we were required to raise approximately $8 million was deferred from June 30, 2006 to September 30,
2006, which amount was raised with the completion of the recent TASE offering described below.

     As of June 30, 2006, we have drawn, in the aggregate, $526.7 million in loans. We paid the banks an annual commitment fee of 0.25% on any unused portion of the facility.

     Under the terms of the amended facility agreement, (i) Fab 2 must have full manufacturing capacity of 33,000 wafer starts per month by December 31, 2007;
(ii) there are limitations on changes of ownership which generally required that, through January 2006, (a) our three largest wafer partners not sell the shares they purchased in connection with each of their $75 million investments in our shares other than a portion of their holdings which may be sold prior to this date and (b) Israel Corp. hold during this period at least the higher of
(i) eight million of our ordinary shares or (ii) 16.5% of our issued share capital less two million ordinary shares, with portions of the shares held by our wafer partners being released from these restrictions through January 2008 and January 2009 with respect to Israel Corp.; and (iii) additional conditions and covenants, including restrictions on debt and a prohibition on the distribution of dividends prior to 2008.

     Under the terms of the amended facility agreement, we must also meet certain financial ratios. For any quarter, the "life of loan coverage ratio"
(which is the ratio of our Fab 2 net cash flow to our total debt related to Fab
2 in any quarter) is not permitted to be less than 1.3 at any time. In addition, our ratio of equity to assets is not permitted to be less than 0% until the end of 2006, 20% during 2007 and 30% thereafter, until the termination of the facility agreement. The facility agreement also provides that we must comply with additional financial covenants relating to quarterly sales and quarterly earnings before interest, taxes, depreciation and amortization (quarterly
EBITDA). We anticipate that we will not be in compliance with all of the financial ratios and covenants under the facility agreement commencing in the fourth quarter of 2006. Under the terms of the amended facility agreement, satisfying these financial ratios and covenants is a material provision.

     Our amended credit facility further provides that upon certain triggering events (such as the commencement of bankruptcy or receivership, proceedings against us ordered by a court of competent jurisdiction or the prior determination of an arbitrator that bankruptcy or receivership proceedings would be issued by a court against us were a petition to be filed with a court seeking reorganization or arrangement under applicable bankruptcy law or our requesting creditor protection), our banks will be able to bring a firm offer made by a potential investor to purchase our shares at the price provided in the offer. In such case, we shall be required thereafter to procure a rights offering to invest up to 60% of the amount of this offer on the same terms. If the offeror intends to purchase a majority of our outstanding share capital, the rights offering will be limited to allow for this, unless Israel Corp. and the wafer partners (excluding QuickLogic) agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the offer is invested.

     If, as a result of any default, our banks were to accelerate our obligations, we would be obligated to immediately repay all loans made by the banks, plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. An event of default under the credit facility and the subsequent enforcement by the banks of their remedies under the credit facility may result in the cancellation of all or a portion of our Fab 2 Investment
Center grants and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received (approximately $161 million as of May 31, 2006).

     In January 2001, we also issued the banks warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, which expired in January 2006. In December 2003, pursuant to the November 11, 2003 amendment to the credit facility, we issued our banks additional five year warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008. Moreover, in connection with the
July 2005 amendment to the credit facility, we issued our banks five year warrants to purchase an aggregate of 8,264,464 ordinary shares at a purchase price of $1.21 per share, one-half of which or 4,132,232 are exercisable until
August 2010 and one half shall only be exercisable when a definitive amendment to our facility agreement based on the May 2006 MOU with our banks closes.

     We have registered liens in favor of our banks on substantially all of our present and future assets. The agreements with our banks restrict our ability to place liens on our assets (other than to the State of Israel in respect of investment grants and to Siliconix in respect of assets purchased under our agreement with it) without the prior consent of the banks.

     In May 2006, we signed an MOU with our banks for the refinancing of the
$526.7 million in long term debt, which is described above under "Item 4 -
Information on the Company - A. History and Development of the Company - Recent
Developments.

     For more information on our credit facility, see Note 11A(6) to our audited annual consolidated financial statements.

     INVESTMENT CENTER GRANTS. In December 2000, the Israeli government's
Investment Center approved an investment program in connection with Fab 2. The approval certificate provides for government grants equal to 20% of qualified investments up to $1.25 billion (i.e., up to $250 million), subject to customary conditions and other conditions, including a requirement that approximately 30%
of our Fab 2 funding consist of paid-in-capital and that $550 million of our Fab
2 funding be obtained by way of a credit facility from commercial banks (which amount was subsequently reduced to $500 million with the consent of the
Investment Center). We have registered a lien on our assets for the benefit of the Investment Center which ranks subordinate to that of our banks. The approval certificate also provides for a tax holiday on all taxable income related to Fab
2 for the first two years of undistributed profitable operations. As of May 31,
2006, we had received $161 million in grants from the Investment Center, and satisfied in full the 30% requirement described above. As long as we comply with the terms of our approval certificate, we are not required to make royalty payments or any other payments under the terms of our Investment Center grants.

     To be eligible to receive grants, we are required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004, we received approval of our revised investment schedule from the Investment Center. In addition, we were required, but were unable to complete our Fab 2 investments by the end of 2005. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve our request for a new expansion program to commence as of January 1, 2006. In 2005, at the Investment Center's request, we submitted a revised business plan to the
Investment Center for the period commencing on January 1, 2006. There can be no assurance that we will obtain the Investment Center's approval for the new expansion program and we cannot estimate the outcome of our efforts to obtain such approval. See "Risk Factors -- If the Investment Center of the Israeli
Ministry of Industry, Trade and Labor, or Investment Center, will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available. Our not completing investments in the amount of $1.25 billion by the end of 2005 may result in the Investment Center requiring us to repay all or a portion of the grants already received, and if we are unable to refund such grants, we may have to close our operations".

     Since the inception of our financing activity for Fab 2, we have completed the following public offerings:

     SALE OF UNITS 2002. In January 2002, we completed a sale of units in
Israel, composed of NIS 110,579,800 principal amount of convertible unsecured subordinated debentures and 2,211,596 options, resulting in net proceeds of approximately $21.5 million. Each debenture is NIS 1 in principal amount, and is adjusted to reflect increases in the Israeli Consumer Price Index and bears interest at a rate of 4.7% per annum, payable yearly commencing January 20,
2003. Principal is payable in four installments beginning in January of 2006 through 2009. Prior to December 31, 2008, the debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 41 principal amount of debentures linked to the Israel Consumer Price Index. Each option was exercisable into one ordinary share until January 20, 2006 at an exercise price of NIS 39, linked to the Israel Consumer Price Index. To date, all options expired and none were exercised.

     RIGHTS OFFERING 2002. In September 2002, we distributed to our shareholders and certain of our employees in Israel and the United States rights to purchase ordinary shares and warrants to purchase our ordinary shares. Substantially all of the rights exercised in connection with the rights offering were exercised by
Israel Corp. and our major wafer partners. The rights offering resulted in net proceeds of approximately $19.7 million.

     UNDERWRITTEN PUBLIC OFFERING. In January 2004, we completed an underwritten public offering in the United States of 11.44 million of our ordinary shares at a price to the public of $7.00 per share. The underwritten public offering resulted in net proceeds of approximately $75.1 million.

     RIGHTS OFFERING 2005. In December 2005, we filed in Israel and the United
States a prospectus for the distribution of transferable rights to purchase up to $50 million U.S. dollar denominated debentures that are convertible into up to approximately 45.5 million of our ordinary shares. In connection with the exercise of these rights, through January 2006, we issued, in the aggregate,
48.2 million convertible debentures, with each debenture of $1.00 in principal amount, or a total of $48.2 million principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012. The debentures are convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which we sell securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December 2006 (or under certain conditions, through June 2007). Subject to the terms of our facility agreement, we may at our option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. The debentures and interest thereon are unsecured and rank behind our existing and future secured indebtedness, including indebtedness to our banks, as well as to the government of Israel in connection with grants we received under its approved enterprise programs and to Siliconix. For more information, see Note 13H to our audited annual consolidated financial statements.

     SALE OF UNITS 2006. In June 2006, we completed an underwritten public offering of our securities on the TASE in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). In the offering,
78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $400).
Each Unit consists of (i) convertible debentures in the face amount of NIS 2,100
(approximately $470), (ii) five options each exercisable for three months for
NIS 100 principal amount of convertible debentures at an exercise price equal to
85% of their face amount, (iii) 140 warrants each exercisable for three months for one Tower ordinary share at a price of NIS 6.75 (approximately $1.51) and
(iv) 70 warrants each exercisable for three years for one Tower ordinary share at a price of NIS 7.40 (approximately $1.66). The convertible debentures are convertible into Tower's ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $1.89) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). The conversion price is subject to reduction in certain limited circumstances. The offering was made in
Israel to Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the U.S. or to U.S. persons absent registration or an applicable exemption.

     C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities have related primarily to our process development and microFLASH module design efforts, and have been sponsored and funded by us with some participation by the Israeli government.
Research and development expenses for the years ended December 31, 2005, 2004 and 2003 were $16.0 million, $17.1 million and $20.7 million net of government participation of $1.0 million, $1.5 million and $1.1 million, respectively. We have also incurred costs in connection with the transfer of Toshiba and
Freescale technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item
"Critical Accounting Policies - Depreciation and Amortization of Fab 2 Assets").
For a description of our research & development policies and our patents and licenses, see "Item 4. Information on the Company--4.B. Business Overview".

     D.   TREND INFORMATION

     The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. On a long-term basis, the market has fluctuated, cycling through periods of weak demand, production overcapacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

     There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently using process geometries of 90-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. Fab 1 is limited to geometries of 0.35-micron and above on 150-mm wafers and Fab 2 currently offers process geometries of 0.18 and 0.13-micron and produces 200-mm wafers.

     E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

     F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

                                                                  PAYMENT DUE
                             -------------------------------------------------------------------------------------
                                            LESS
                                           THAN 1                                                           AFTER 5
CONTRACTUAL OBLIGATIONS        TOTAL        YEAR       2 YEARS       3 YEARS      4 YEARS     5 YEARS        YEARS
-----------------------      --------     --------     --------     --------     --------     --------     --------
                                                           (IN THOUSANDS)

Short-term debt and
other current
liabilities (1)              $ 65,533     $ 65,533            -            -            -            -            -
Long-term debt (2)            615,307       57,711      183,272      185,744      174,115       14,465            0

Convertible
Debentures (3)                 63,287        7,740        7,434        7,128        6,822            0       34,163

Operating leases (4)            4,822        2,293        1,817          712            0            0            0

Construction and
equipment purchase
agreements                     15,018       10,218        4,800            0            0            0            0

Siliconix advance              19,615        1,593        2,585        2,168        2,123        2,123        9,023

Other long-term
liabilities                    14,418        1,414        7,516          561          140            0        4,787

purchase obligations (5)       31,695        3,239        2,688        2,688        2,688        2,688       17,704
                             --------     --------     --------     --------     --------     --------     --------

TOTAL CONTRACTUAL
OBLIGATIONS                   829,695      149,741      210,112      199,001      185,888       19,276       65,677
                             --------     --------     --------     --------     --------     --------     --------

(1)  Short-term debt and other current liabilities include our trade accounts payable for equipment and services that have already been supplied.

(2)  Long-term debt includes principal and interest payments in accordance with the terms of the credit facility, amended in November 2003, as well as the impact of our hedging transactions.

(3)  Total amounts include expected principal and interest payments for the presented periods.

(4)  These amounts primarily consist of ordered equipment that has not yet been received. In addition to these contractual obligations, we have committed approximately $1.1 million in standby letters of credit and guarantees to secure our Fab 2 construction and equipment obligations.

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
In addition, the above table does not include our long-term liability with respect to our wafer partner advances, which as of December 31, 2005, amounted to approximately 41.0 million that may be utilized by them against future purchases of Fab 2 products. We are unable to reasonably estimate the total amounts that may be utilized by our wafer partners since we can not reasonably estimate their future orders in the periods set forth in the above chart; and
even if we could reasonably estimate our wafer partners' future orders, we are unable to determine which portion of the advances they are entitled to utilize against purchases will be chosen by them to be converted into our fully paid ordinary shares, as provided under the amendments to our agreements with our wafer partners (see "Fab 2 Agreements").

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

                                       61

------------------------ ------ ------------------------------------------------
                         AGE    TITLE
------------------------ ------ ------------------------------------------------
Russell C. Ellwanger     51     Chief Executive Officer
------------------------ ------ ------------------------------------------------
Oren Shirazi             36     Acting Chief Financial Officer
------------------------ ------ ------------------------------------------------
Dudu Vidan               45     Vice President and Fab 1 Manager
------------------------ ------ ------------------------------------------------
Dr. Itzhak Edrei         46     Senior Vice President of Product Lines and Sales
------------------------ ------ ------------------------------------------------
Rafi Nave                56     Chief Technology Officer
------------------------ ------ ------------------------------------------------
Ephie Koltin             44     Vice President of Business Development
------------------------ ------ ------------------------------------------------
Dalit Dahan              38     Vice President of Human Resources
------------------------ ------ ------------------------------------------------
Shimon Dahan             43     Vice President of Manufacturing Services
------------------------ ------ ------------------------------------------------
Nati Somekh Gilboa       31     Corporate Secretary and General Counsel
------------------------ ------ ------------------------------------------------
Rafi Mor                 42     Vice President and Fab 2 Manager
------------------------ ------ ------------------------------------------------
DIRECTORS
------------------------ ------ ------------------------------------------------
Udi Hillman              53     Chairman of the Board
------------------------ ------ ------------------------------------------------
Russell C. Ellwanger     51     Director
------------------------ ------ ------------------------------------------------
Yossi Rosen              66     Director
------------------------ ------ ------------------------------------------------
Dr. Eli Harari           61     Director
------------------------ ------ ------------------------------------------------
Miin Wu                  57     Director
------------------------ ------ ------------------------------------------------
N. Damodar Reddy         67     Director
------------------------ ------ ------------------------------------------------
Kalman Kaufman           61     Independent Director
------------------------ ------ ------------------------------------------------
Hans Rohrer              56     Independent and External Director
------------------------ ------ ------------------------------------------------
Tal Yaron-Eldar          42     Independent and External Director
------------------------ ------ ------------------------------------------------

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

     DUDU VIDAN was appointed Vice President and Fab 1 Manager in August 2005, having served previously as FAB2 production manager since March 2003 and as FAB2 tool installation manager from March 2001. Previously, Mr. Vidan was employed by
MDF, serving as plant manager, and Carcom Aviation Products serving as production manager. Mr Vidan served as a Naval Reserve Lt. Colonel in the Israel
Defense Forces. Mr. Vidan holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

     DR. Itzhak Edrei was appointed Senior Vice President of Product Lines and
Sales in August 2005 after serving as Vice President of Research and Development since August 2001, having served as Director of Research and Development since
1996. From 1994 to 1996, Dr. Edrei served as our Device and Yield Department
Manager. Prior to joining Tower, Dr. Edrei was employed by National
Semiconductor as Device Section Head. Dr. Edrei earned his Ph.D. in physics from
Bar Ilan University and his post-doctorate from Rutgers University.

     RAFI NAVE was appointed Chief Technology Officer in August 2005 after serving as Vice President of Customer Services since August 2003. From 1996 to
2003, Mr. Nave served as Vice President of Research and Development for NDS
Group. From 1974 to 1995, Mr. Nave was employed by Intel Corporation in a variety of positions of increasing responsibility, among them chip design engineer and General Manager of Intel's design center in Israel. Mr. Nave earned master and bachelor degrees in electrical engineering from the Technion - Israel
Institute of Technology.

     EPHIE KOLTIN was appointed Vice President of Business Development in August
2005, having served as Vice President, General Foundry and Mixed Signal
Technology from 2003 and as Senior Director, FAB2 Process Engineering since
2000. From 1996-1999, Mr. Koltin served in several senior positions as Director,
NVM Technology, CIS technology and ERS manager, FAB1. Prior to joining Tower,
Mr. Koltin was employed at National Semiconductor and the Technion - Israel
Institute of Technology. Mr. Koltin holds a B.Sc. in Mechanical Engineering and
M.Sc. in Materials Engineering from the Technion - Israel Institute of
Technology.

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

     SHIMON DAHAN was appointed Vice President of Manufacturing Services in
January 2006, having served previously as Test & MTG manager since August 2005 and prior to that as Research and Development Operation Manager from November
2000. Prior to that, Mr. Dahan was employed by National Semiconductor in various capacities. Mr. Dahan holds a bachelors degree in Political Science from Haifa
University, and an MBA from the University of Derby.

     NATI SOMEKH GILBOA was appointed as Corporate Secretary and General Counsel in March 2005, has served as our Associate General Counsel since May 2004. From
2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv. Ms.
Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from
Johns Hopkins University. She is a member of the Israeli Bar Association and the
New York bar.

     RAFI MOR was appointed Vice President and Fab 2 Manager in August 2005, having served as Fab 1 Manager since August 2003 and Senior Director and Fab 1
Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as
Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor
served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr.
Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor earned master and bachelor degrees in chemical engineering from Ben Gurion University.

     UDI HILLMAN has served as Chairman of the Board since May 2005. Mr. Hillman served as Acting Chief Executive Officer from February 2005 to April 2005. Mr.
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

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
President and Chief Executive Officer and as a Director of SanDisk Corporation
from its inception in 1988 until May 2006, and currently serves as Chief
Executive Officer and Chairman of the Board of SanDisk. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 U.S. and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in
Solid State Sciences from Princeton University and a B.S. (Honors) degree in
Physics from Manchester University.

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

     N. DAMODAR REDDY has served as a director since January 2001. Mr. Reddy serves on the Audit Committee. Mr. Reddy is the co-founder of Alliance
Semiconductor Corporation and has served as its Chairman of the Board since its inception in February 1985. Mr. Reddy also served as President and Chief
Executive Officer since its inception and until December 2005. In addition, Mr.
Reddy served as Chief Financial Officer of Alliance Semiconductor from June 1998 to January 1999 and from May 2001 until April 2002. From September 1983 to
February 1985, Mr. Reddy served as President and Chief Executive Officer of
Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of
Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of
Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of
Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. He holds an
MS degree in Electrical Engineering from North Dakota State University and an
MBA from Santa Clara University.

     KALMAN KAUFMAN has served as a director and as a member of our Audit
Committee since August 2005. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General
Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of
Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of Technology.

     HANS ROHRER has been a director and member of the Audit Committee since
April 2002. Since May 2002, Mr. Rohrer serves as President and Chief Executive
Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as President of Taiwan Semiconductor Manufacturing Company -- Europe (TSMC - Europe). Mr.
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

     Pursuant to a shareholders agreement dated January 18, 2001, SanDisk,
Alliance Semiconductor and Macronix have agreed to vote all their respective shares for nominees designated by each shareholder and for the election of a nominee of Israel Corp. as Chairman of the Board.

     B.   COMPENSATION

     For the years ended December 31, 2005 and 2004, we paid to all our directors and senior management, as a group, an aggregate of $1.2 and $1.2 million, respectively, in salaries, fees and bonuses, excluding management fees paid to Israel Corp. The total amount set aside or accrued in the year ended
December 31, 2005 to provide for severance, retirement and similar benefits for such persons was $0.2 million. No directors received cash compensation other than the annual and meeting fees described below.

     During 2005, three of our directors were granted options to purchase an aggregate of 120,000 ordinary shares at a weighted average exercise price of
$1.67 per share. These options will become exercisable according to various vesting schedules over four years and generally remain exercisable for five years following the vesting date. During the year ended December 31, 2005, we granted a total of 1,420,000 options to purchase ordinary shares to our senior managers as a group. These options have a weighted average exercise price of
$1.545 per share with vesting periods over four years and expire in 2015.

     In April 2005, our Board of Directors approved the grant of options to purchase up to 1,325,724 of our ordinary shares to our Chief Executive Officer
("CEO"), who was also appointed as a director, which was further approved by our shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of our shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

     In addition, in May 2006, our Audit Committee and Board of Directors
approved the grant of options to the CEO in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of additional options will be $1.45, the 90 day average closing price of our shares prior to the Board of Directors' approval. In the event of a future equity financing, additional options will be granted to the
CEO as described above with an exercise price equal to the price per share of such investment. The vesting period of the new options will be identical to the vesting period of the existing options. No additional options will be granted under the CEO's employment agreement, which was approved by our shareholders in
October 2005. The new grant of options and its terms are subject to the approval of our shareholders.

     Since October 2001, our directors have foregone their directors' fees, except for fees required by law to be paid to our external directors, consisting of a NIS 26,000 (approximately $5,650) annual fee plus NIS 915 (approximately
$200) per meeting. The aggregate amount payable to our external directors with respect to the year ended December 31, 2005 was approximately $21,000. The annual and meeting fees paid to our external directors are adjusted semiannually to reflect changes to the published guidelines in Israel for external directors.

     C.   BOARD PRACTICES

     Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members. All directors, except for external directors, hold office until their successors are elected at the next annual general meeting of shareholders. Our officers are appointed by the Board of Directors and (subject, in certain cases, to employment agreement provisions that require 270 days notice of termination) continue to serve at the discretion of the Board of Directors. The Board of Directors may grant the CEO the power to appoint officers.

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

     The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

o    an employment relationship;

o    a business or professional relationship maintained on a regular basis;

o    control; and

o    service as an office holder.

     A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.
At least one external director must posses accounting and financial expertise.
The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities
Authority. These regulations do not appear to relate to external directors currently serving. The regulations mandate that a person is deemed to have
"expertise in finance and accounting" if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company's financial statements and to encourage discussion about the manner in which the financial data is presented.

     The company's board of directors must evaluate the proposed external director's expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i)
accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii)
a company's external public accountant's duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies
Law and the Israeli Securities Law.

     A director is deemed to be "professionally qualified" if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company's main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. The board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

     The affidavit required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the affidavit.

     No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

     External directors are to be elected by a majority vote at a shareholders'
meeting, provided that either:

o    the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

o    the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one external director.

     Mr. Rohrer and Ms. Yaron-Eldar currently serve as our external directors.
Mr. Rohrer was appointed for an initial three-year term that expired in April
2005 and was reappointed for a subsequent three-year term expiring in April
2008. Ms. Yaron-Eldar was appointed for an initial three-year term expiring in
December 2007

     An external director is entitled to compensation, as provided in regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

     The Companies Law requires public companies to appoint an audit committee.
The responsibilities of the audit committee include reviewing the company's financial statements, monitoring the company's independent auditors, identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An employee, executive officer or director of a controlling shareholder of an
Israeli company may serve as a member of an audit committee under Israeli law, unless such individual controls more than 50% of the controlling shareholder.
Each of our external directors are members of our audit committee.

     Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the company's independent auditor or its representative.

     Mr. Rosen, Dr. Harari and Ms. Yaron-Eldar serve on the stock option and compensation committee. The committee meets at least once a year. The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

     o    the overall employment market environment;

     o    the basic salaries and benefits available to comparable officers at comparable companies;

     o    the need to attract and retain officers of an appropriate caliber;

     o    the need to ensure such executives' commitment to the future success of our company by means of incentive schemes;

     o    the performance of the officer; and

     o    financial and operating results of our company.

     D.   EMPLOYEES

     The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

                                                             As of
                                                          December 31,
                                                   -------------------------
                                                    2005      2004      2003
                                                   -----     -----     -----
Process and Product Engineering, R&D, Design         293       360       405
Manufacturing, Operations (*)                        734       780       670
Manufacturing Support                                123       124       134
Administration, Marketing, Finance                    88       100       117
Fab 2 Construction and Technology Transfer (*)        --         5        45
                                                   -----     -----     -----
Total                                              1,238     1,369     1,371
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

     We generally provide our employees with benefits and working conditions beyond the minimum requirements. For example, a general practice in Israel, which we follow, despite not being legally obligated to do so, is the contribution of funds to an employee's "Manager's Insurance" fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his or her right to receive severance pay, if legally entitled, upon termination of employment. To the Manager's Insurance fund, the employee usually contributes an amount equal to 5% of his or her wages and the employer usually contributes an additional 13.3% to 15.8%. To the pension fund the employee usually contributes an amount equal to between 5% and
6% of his or her wages and the employer usually contributes an additional 13.7%
to 17.3%. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause.
Furthermore, Israeli employees and employers are required to make payments to the National Insurance Institute. We consider our relationship with our employees to be good, and we have never experienced a labor dispute, strike or work stoppage.

     E.   SHARE OWNERSHIP

     All of the persons listed above under the caption "Directors and Senior
Management" own ordinary shares and/or options to purchase ordinary shares.
Except as described below, none of such persons own shares and/or options amounting to 1% or more of the outstanding ordinary shares. Information regarding our share option plans and warrants presented in Note 13B to our consolidated financial statements is incorporated herein by reference.

     In April 2005, our Board of Directors approved the grants of options to purchase up to 1,325,724 ordinary shares (which represent 1.6% of our outstanding share capital as of June 30, 2006) to our Chief Executive Officer, who was also appointed as a director. These options are exercisable at an exercise price of $1.56, the opening market price of our shares on the date of the board approval of the grants. The options vest over a four-year period, 25%
over each year of employment. The options granted are exercisable for a period of ten years from the date of grant. If as a result of future equity financings
(excluding the exercise or conversion of existing warrants, options or other rights to acquire our securities), the number of total options granted to our
CEO through April 30, 2007 would represent less than 1.2% of our total number of issued and outstanding shares as of such date, additional options will be granted to the CEO to represent a 1.2% holding of the total number of our issued and outstanding shares as of April 30, 2007. These grants were approved by our shareholders in October 2005.

     In May 2006, our audit committee and board of directors approved the grant of options to our CEO, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis during the two-year period from the approval of the audit committee. The exercise price of the initial grant of additional options will be $1.45, the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. In the event of a future equity financing, additional options will be granted to the CEO as described above with an exercise price equal to the price per share of such investment. The vesting period of the new options will be identical to the vesting period of the existing options. The new grant of options and its terms are subject to the approval of our shareholders. If the new grant of options is approved by our shareholders, no additional options will be granted under the CEO's current option agreement, which was approved by our shareholders in October 2005.

     Our board of directors approved a plan to offer each of our current employees the opportunity to exchange their existing options to purchase our ordinary shares for new options with an exercise price $1.45, which is the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. The new options will be granted based on terms similar to our existing employee option plan with new vesting periods. As of May 19, 2006, options to purchase approximately 9 million ordinary shares held by our current employees, with exercise prices ranging from
$1.46 to $25, were outstanding. Our board of directors further approved that if the total number of employee options, including the options to our CEO, during the coming 24 months will represent less than 8% of the our shares on a fully diluted basis, additional options will be allocated for grants to be made to our employees. As of May 31, 2006, no options have been granted under such plan.

     During 2001, the Audit Committee, Board of Directors and shareholders approved a stock option plan pursuant to which our Board members will be granted options to purchase up to 400,000 ordinary shares. In accordance with this option plan, 120,000 options were granted in 2005 to three directors (40,000 options each) at exercise prices of $1.87, $1.87 and $1.26 280,000 options to purchase ordinary shares were outstanding under this plan, with a weighted average exercise price of $5.39. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table and notes thereto set forth information, as of May 19,
2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the
Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares. On such date, 77,561,979 ordinary shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                AMOUNT          PERCENT        PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                   OWNED (1)        OF CLASS(1)        (DILUTED)(2)
---------------------------                  ------------     -----------         ------------

Israel Corporation Ltd. (3)                  33,324,887(4)      34.49%               23.50%

SanDisk Corporation(3)                       14,650,132(5)      18.06%               10.33%

Alliance Semiconductor Corporation (3)       13,492,975(6)      16.67%                9.52%

Macronix International Co. Ltd.(3)            9,979,485(7)      12.67%                7.04%

     (1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

     (2)  Assumes that all currently outstanding securities to purchase Ordinary
          Shares, other than those which cannot be calculated as of the date of this annual report, have been exercised by all holders.

     (3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
          Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd.,
          each of Israel Corp., Alliance Semiconductor Corporation, SanDisk
          Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 57% of the outstanding shares of Tower.

     (4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 882,560 shares issuable upon the exercise of currently exercisable warrants and 18,181,823 shares issuable upon conversion of debentures.

     (5)  Based on information provided by SanDisk, represents 11,108,002 shares currently owned by SanDisk, 360,312 shares issuable upon the exercise of currently exercisable warrants and 3,181,818 shares issuable upon conversion of debentures.

     (6)  Based upon information provided by Alliance, represents 10,125,410 shares currently owned by Alliance, 357,747 shares issuable upon the exercise of currently exercisable warrants and 3,009,818 shares issuable upon conversion of debentures.

     (7)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, 297,000 shares issuable upon the exercise of currently exercisable warrants and 909,090 shares issuable upon conversion of debentures.

     This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility agreement and agreements with our major wafer partners and with Israel Corp. which cannot be calculated as of the date of this annual report since the number of shares issuable will depend upon future transactions in which we may engage: (i)
ordinary shares issuable upon conversion of up to $30 million in wafer prepayment credits (as of May 19, 2006) which we have issued to our major wafer partners; and (ii) ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel
Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings.

     As of July 10, 2006, there were a total of 34 holders of record of our ordinary shares, of which 21 were registered with addresses in the United
States. Such United States holders were, as of such date, the holders of record of approximately 62% of our outstanding ordinary shares.

     B.   RELATED PARTY TRANSACTIONS

     EXEMPTION AND INDEMNIFICATION AGREEMENTS WITH DIRECTORS. In December 2001,
we entered into exemption and indemnification agreements with the members of our
Board of Directors, pursuant to which, subject to the limitations set forth in the Israeli Companies Law and our Articles of Association, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements. In September 2005, we entered into amended exemption and indemnification agreements with the members of our Board of Directors to reflect certain amendments to the Companies Law that came into effect in March 2005. Our shareholders approved these amended exemption and indemnification agreements in October 2005.

     AGREEMENTS WITH CERTAIN OF OUR WAFER PARTNERS AND ISRAEL CORP. We are party to several agreements with our wafer partners, including SanDisk and Alliance, and Israel Corp related to the financing of Fab 2 and manufacture of products as described under the caption "Fab 2 Agreements" in "Item 5. Operating and
Financial Review and Prospects" of this annual report and Note 11A to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein

     AGREEMENTS WITH ISRAEL CORP. Discussed under "Item 4 - Information on the
Company - A. History and Development of the Company - Recent Developments",
which discussion is incorporated by reference herein.

     GRANT OF OPTIONS TO OUR CEO AND DIRECTOR. Discussed under "Item 6 -
Directors, Senior Management and Employees - E. Share Ownership", which discussion is incorporated by reference herein.

     C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are incorporated herein by reference to pages following the signature page of this Annual Report.

LEGAL PROCEEDINGS

     In June 2006, the United States Court of Appeals for the Second Circuit
affirmed the August 2004 decision of the United States District Court for the
Southern District of New York to dismiss the class action suit filed in July
2003 by certain of our shareholders in the United States against us and certain of our directors, wafer partners and equity investors (the "Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of
1934, alleging misstatements and omissions made by the Defendants in materials sent to our shareholders in April 2002 with respect to the approval of an amendment to the investment agreements with our Fab 2 investors. The decision of the Court of Appeals may be subject to motions for appeal/or rehearing by the plaintiff within 90 days of said decision and there is therefore no assurance that the decision of the Court of Appeals is a final disposition of the action.

     From time to time we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party, that, in the opinion of management, is likely to have a material adverse effect on our future financial results or financial condition.

     B.   SIGNIFICANT CHANGES

     Not applicable.

ITEM 9.   THE OFFER AND LISTING

     Our ordinary shares are listed and traded on the NASDAQ National Market under the symbol "TSEM." In addition, in January 2001, our ordinary shares commenced trading on the Tel Aviv Stock Exchange (TASE) under the symbol "TSEM."

     The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market and
Tel Aviv Stock Exchange:

------------------------- -------------------------------------- -------------------------------
            PERIOD                NASDAQ NATIONAL MARKET             TEL AVIV STOCK EXCHANGE
------------------------- -------------------------------------- -------------------------------
                               HIGH ($)            LOW ($)         HIGH (NIS)      LOW (NIS)
------------------------- ---------------- --------------------- --------------- ---------------
June 2006                        1.70               1.35              7.65           6.00
------------------------- ---------------- --------------------- --------------- ---------------
May 2006                         1.75               1.22              7.91           6.37
------------------------- ---------------- --------------------- --------------- ---------------
April 2006                       1.41               1.25              6.90           6.00
------------------------- ---------------- --------------------- --------------- ---------------
March 2006                       1.45               1.28              6.73           6.11
------------------------- ---------------- --------------------- --------------- ---------------
February 2006                    1.73               1.22              8.10           6.03
------------------------- ---------------- --------------------- --------------- ---------------
January 2006                     1.93               1.52              8.54           6.57
------------------------- ---------------- --------------------- --------------- ---------------
Second quarter 2006              1.75               1.22              7.91           6.00
------------------------- ---------------- --------------------- --------------- ---------------
First quarter 2006               1.93               1.22              8.54           6.03
------------------------- ---------------- --------------------- --------------- ---------------
Fourth quarter 2005              1.80               1.02              8.30           5.20
------------------------- ---------------- --------------------- --------------- ---------------
Third quarter 2005               1.40               0.92              6.04           5.10
------------------------- ---------------- --------------------- --------------- ---------------
Second quarter 2005              1.90               1.08              8.00           5.15
------------------------- ---------------- --------------------- --------------- ---------------
First quarter 2005               2.38               1.36             10.30           6.36
------------------------- ---------------- --------------------- --------------- ---------------
Fourth quarter 2004              3.66               1.62             15.55           7.70
------------------------- ---------------- --------------------- --------------- ---------------
Third quarter 2004               5.96               2.95             26.95          13.03
------------------------- ---------------- --------------------- --------------- ---------------
Second quarter 2004              7.20               4.87             32.70          21.80
------------------------- ---------------- --------------------- --------------- ---------------
First quarter 2004              10.80               6.22             46.39          29.30
------------------------- ---------------- --------------------- --------------- ---------------
2005                             2.38               0.92             10.30           5.10
------------------------- ---------------- --------------------- --------------- ---------------
2004                            10.80               1.62             46.39           7.70
------------------------- ---------------- --------------------- --------------- ---------------
2003                             7.90               2.16             35.00          10.12
------------------------- ---------------- --------------------- --------------- ---------------
2002                             8.50               3.11             37.99          15.30
------------------------- ---------------- --------------------- --------------- ---------------
2001                            17.12               3.80             71.90          16.80
------------------------- ---------------- --------------------- --------------- ---------------

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION; ISRAELI COMPANIES LAW

ARTICLES OF ASSOCIATION

     Our Articles of Association ("Articles") were adopted in November 2000, and amended on October 27, 2005 in order to increase our authorized capital toNIS
500 million. The objective stated in the Articles is to engage in any lawful activity.

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

     Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days'
prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Israeli Companies Law
- 1999 (or the "Companies Law") pursuant to procedures established by the Board of Directors. Resolutions regarding the following matters must be passed by an ordinary majority of those voting at the general meeting:

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

EXEMPTION AND INDEMNIFICATION AGREEMENTS WITH DIRECTORS

     In December 2001, we entered into exemption and indemnification agreements with the members of our Board of Directors, pursuant to which, subject to the limitations set forth in the Israeli Companies Law and our Articles of
Association, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements. In September 2005, we entered into amended exemption and indemnification agreements with the members of our Board of Directors to reflect certain amendments to the Companies Law that came into effect in March
2005. Our shareholders approved these amended exemption and indemnification agreements in October 2005.

THE COMPANIES LAW

     We are subject to the provisions of the Israeli Companies Law - 1999. The
Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Each person listed in the table in "Item
6. Directors, Senior Management and Employees" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. With the exception of compensation of external directors in an amount specified in the regulations adopted under the Companies Law, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

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

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Nasdaq's Marketplace Rule 4350 ("Rule 4350") was amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq. Instead, a foreign private issuer must provide Nasdaq with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

     In July 2005, pursuant to this new exception, we provided a notice to
Nasdaq required by Rule 4350, with a letter from our outside Israeli counsel informing it that in keeping with Rule 4350(a)(1) we had elected to follow the practices of our home country in lieu of those set forth in Rule 4350, to the extent permitted thereby, and provided a letter from our outside Israeli counsel certifying that our the practices being followed of amending employee share option plans that do not permit the grant of options to directors upon the approval of our board of directors, and without seeking shareholder approval
(which approval is required for Nasdaq-listed companies under Marketplace Rule
4350(i)), is in place thereof were not prohibited by Israeli law.

     As provided by Rule 4350(a)(1), in lieu of the requirements of Rule 4350 we have chosen to follow the practices of our home country with respect to the following:

     (a) We do not supply an annual report as required by Rule 4350(b)(1)(A), but makes our audited financial statements available to our shareholders prior to our annual general meeting.

     (b) The majority of our Board of Directors is not comprised of directors who meet the definition of independence contained in Nasdaq Marketplace Rule
4200(a)(15), as required by Rule 4350(c)(1). Under the Companies Law a majority of the Board of Directors is not required to be comprised of independent directors. In keeping with the requirements of the Companies Law two of the members of our Board of Directors are external directors, and are independent as defined under Rule 10A-3 of the Securities Act.

     (c) Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as required by
Rule 4350(c)(2). The Companies Law does not require our external directors to conduct regularly scheduled meetings at which only they are present.

     (d) The compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by Rule 4350(c)(3). In accord with the Companies Law the compensation of the chief executive officer and all other officers requires the approval of our Board of Directors, however the compensation of our chief executive officer, who also serves as a director, requires also the approval of our shareholders.

     (e) Director nominees are not selected, or recommended for the Board's selection, as required by Rules 4350(c)(4)(A) and 4350(c)(4)(C).

     (f) Our Board of Directors has not adopted a formal written charter or board resolution addressing the nomination process and such related matters as may be required under United States federal securities laws, as required by Rule
4350(c)(4)(B).

     (g) Although we have adopted a formal written audit committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in Rule 4350(d)(1).

     (h) Our audit committee does not meet with all of the requirements of Rules
4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv). Though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act, the audit committee does not comply with the foregoing Rule 4350 requirements, as permitted by the Companies Law.

     (i) Our articles of association do not provide for a quorum of not less than 33 1/3% of the outstanding shares of our voting ordinary shares for meetings of our ordinary shareholders, as required by Rule 4350(f). Our articles of association presently require a quorum consisting of two shareholders holding a combined 33% of our ordinary shares. Under the Companies Law a quorum consisting of two shareholders holding a combined 25% of the company's voting shares is required.

     (j) We review and approve all related party transactions in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law, which do not fully reflect the requirements of Rule 4350(h).

     (k) We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 4350(i).

     We may in the future provide Nasdaq with an additional such letter or letters notifying Nasdaq that we are following our own practices, consistent with the Companies Law and practices in Israel in lieu of other requirements of
Marketplace Rule 4350.

     MATERIAL CONTRACTS. Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Intellectual Property and
Licensing Agreements" in "Item 4."Information on the Company" and under the caption "Fab 2 Agreements" in "Item 5. Operating and Financial Review and
Prospects" of this annual report.

     FAB 2 AGREEMENTS. Since 2000, we have entered into several important Fab 2 agreements and arrangements with a key technology partner, wafer and equity financing partners, the Israeli Investment Center and two leading Israeli banks.
Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Fab 2 Agreements" in "Item 5. Operating and
Financial Review and Prospects" of this annual report and to Note 11A to the consolidated financial statements included in this annual report.

     INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS. Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Intellectual Property and Licensing Agreements" in "Item 4."Information
on the Company" of this annual report.

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

     A. Israeli Capital Gains Tax

     Until the end of the year 2002 and provided we maintained our status as an
"Industrial Corporation", capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income
Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

     On January 1, 2006 an amendment to the Israeli tax regime became effective
(the "2006 Tax Reform"). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

     According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10%
or more of the right to profits, right to nominate a director and voting rights)
in the company issuing the shares. The rate on the gains from publicly traded shares applicable to gains that were realized between January 1, 2003 and
January 1, 2006 was 15%.

     A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

     Corporations will be subject to corporate tax rates in respect of total income, including capital gains, with the corporate tax rate reduced gradually from 34% in 2005 to 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined, immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary
Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on
Bookkeeping by Foreign Invested Companies and Certain Partnership and
Determination of their Chargeable Income), 1984 will generally be taxed at a rate of 25% on their capital gains from the sale of their securities.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to
25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to the treaty between the Governments of the United States and
Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in
U.S. laws applicable to foreign tax credits.

     B. Israeli Tax on Interest Income and on Original Issuance Discount

     Interest and Original Issuance Discount (OID) on our convertible debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual's accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual's Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties. In such cases the regular rate of tax on Interest and OID of up to 49% will apply to the individual. Interest and OID paid to corporations will be subject to corporate tax at the regular rates of 34% in 2005, 31% in
2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. As a result of the provisions related to tax withholding, as explained below, foreign resident individuals and corporations will be subject to tax of 25% or less, according to the relevant treaty relating to their domicile country.

     Under regulations promulgated as part of the 2006 Tax Reform, withholding tax at source from debenture interest and OID paid to resident individuals will, in general, be at a rate of 20%. However, if the individual receiving the interest and OID is a substantial shareholder, an employee, supplier or service provider of the company, tax will be withheld at the marginal rates applicable to individuals. Corporations will be subject to withholding tax at the applicable rate of corporate tax as set out above. Withholding tax at source from debenture interest and OID paid to non-resident individuals or corporations will be at a rate of 25% or less, according to the relevant treaty relating to their domicile country. In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our convertible debentures due 2006 to a US treaty resident (other than a US bank, savings institution or company) is 17.5%.

     C. Israeli Tax on Dividend Income

     On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is
15%. A different rate may be provided for in a treaty between Israel and the shareholder's country of residence.

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

     We do not believe that we satisfied either of the tests for PFIC status in
2005 or in any prior year. However, there can be no assurance that we will not be a PFIC in 2006 or a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the
"income test". Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

     You may review and copy our filings with the SEC, including any exhibits and schedules, at the SEC's public reference room at 100 F Street N.E.,
Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority's
Magna website at www.magna.isa.gov.il and from commercial document retrieval services. We also generally make available on our own web site
(www.towersemi.com) our quarterly and year-end financial statements as well as other information.

     Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to a registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

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

     We are subject to interest rate exposure in connection with $518 million long-term debt outstanding as of December 31, 2005 under the Fab 2 facility agreement, as such debt bears interest at a rate of LIBOR plus 2.5% per annum.
The interest rate as of December 31, 2005 on $226 million of the Fab 2 loans, not subject to the results of our collar agreements, was 7.06%. Our remaining loans of $292 million are covered by the collar agreements and bore annual interest rate as of December 31, 2005, including the results of our hedging activities described below, as follows: $212 million - 7.06%, $80 million -
6.5%, As of December 31,2005 loans in the amount of $21 million drawn down during 2005 following the July 2005 Amendment of the Facility Agreement were repayable through December 31,2006, loans in the amount of $431 million were repayable in 12 equal consecutive quarterly installments commencing March 31,
2007, and loans in the amount of $66 million drawn down during 2004 were repayable in 12 equal consecutive quarterly installments, commencing three years from the end of the quarter of each draw down. Following the May 2006 Amendment to the Facility Agreement, the repayments of long-term loans in the amount of approximately $100 million (including $8 million drawn down in 2006 following the July 2005 Amendment to the Facility Agreement) formerly scheduled to be paid between October 2006 and June 2007, were deferred to July 2007.

     All our collar agreements, which gradually expire in 2006-2009, were effective as of December 31, 2005. These agreements provide for combinations as described below. Under the knock-out provision in these agreements, in the event that the LIBOR rate exceeds the knock-out LIBOR rate level during a particular quarter, the protection provided under the interest collar agreements will not apply with respect to that entire quarter. If the LIBOR rate decreases thereafter and remains below the knock-out LIBOR rate level in any successive quarter for the duration of the entire quarter, the protection provided under the interest rate collar will again be effective.

     With respect to the $172 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the floor rate of
4.28% we will pay total interest at the fixed rate of 6.78% (the 4.28% floor rate plus 2.5%); if the LIBOR is between 4.28% and 5.56%, we will pay total interest at the actual LIBOR plus 2.5%; if the LIBOR is between 5.56% and 7.50%
we will pay total interest at a fixed rate of 8.06% (the 5.56% cap rate plus
2.5%); and if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus 2.5%. On December 31, 2005, the LIBOR rate was 4.56%. Accordingly, as of such date the interest rate on these long-term loans was 7.06% (the Libor rate of 4.56% plus 2.5%).

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
and if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus
2.5%. At December 31, 2005, the LIBOR rate was 4.56%. Accordingly, as of such date, the interest rate on these long-term loans was 7.06% (the Libor rate of
4.56% plus 2.5%).

     With respect to the $80 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the knock-in of 0.70%
we will pay total interest at the fixed rate of 5.25% (the 2.75% floor rate plus
2.5%); if the LIBOR is between 0.70% and 4.00%, we will pay total interest at the actual LIBOR plus 2.5%; if the LIBOR is between 4.00% and 7.00% we will pay total interest at a fixed rate of 6.50% (the 4.00% cap level plus 2.5%); and if the LIBOR is higher than 7.00%, we will pay the actual LIBOR rate plus 2.5%. At
December 31, 2005, the LIBOR rate was 4.56%. Accordingly, as of such date, the interest rate on these long-term loans was 6.5% (the cap level of 4.0% plus
2.5%).

     All our collar agreements resulted in a loss of $1.8 million in the year ended December 31, 2005. The fair value of these agreements, as of December 31,
2005 was a $1.8 million gain.

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

CONVERTIBLE DEBENTURES AND OPTIONS - FOREIGN EXCHANGE RISK

     We are exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our 2002 convertible debentures. As of December 31, 2005, we were exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our exercise price of our Options (Series 1) issued in 2002, which are both denominated in NIS linked to the Consumer Price Index in Israel (CPI).
As of December 31, 2005 the adjusted outstanding principal amount of the 2002 convertible debentures was $26.1 million and the adjusted exercise price of the options (Series 1) was $9.2(all of which expired on January 2006). The dollar amount of our finance costs (interest and currency adjustments) related to the
2002 convertible debentures will be increased if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of the 2002 convertible debentures will be increased as well. If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased (all our options (Series 1) expired in January 2006). From the date of the issuance of the 2002 convertible debentures and Options (Series 1) in January 2002 until
December 31, 2005, the Israel consumer price index increased by 8.5% while the
US dollar/NIS exchange rate increased by 0.4%.

     Following the completion of the TASE offering in June 2006, we will also be exposed to foreign exchange risk with respect to our 2006 convertible debentures and our Options (Series C3, 3 and 4), which are denominated in NIS and linked to the CPI.

     We are not exposed to foreign exchange risk with respect to our 2005 convertible debentures since these debentures are denominated in USD.

CONVERTIBLE DEBENTURES - RISK OF INTEREST RATE FLUCTUATION

     The 2002 convertible debentures bear annual interest at a fixed rate of
4.7%. The debentures are payable in four annual installments commencing in
January 2006. The 2005 convertible debentures are denominated in USD and bear annual interest at the rate of 5%. The principle of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012.
Therefore, we are not subject to exposure to interest rate fluctuations with respect to the debentures. However, in case the actual market interest rates are lower than the interest rate provided on the convertible debentures, our actual finance costs would be higher than in case our convertible debentures bear floating interest rate.

     Assuming a 10% upward shift in the LIBOR rate at December 31, 2005 (from
4.56% to 5.02%), the effective fair value of $438 million debt would have increased and the effective fair value of the convertible debentures would have decreased resulting in a total increase in the fair value of our debts in the amount of approximately $2.9 million. The amount of $438 is comprised of $226 million debt not hedged by the collar agreements and $212 million debt hedged by the collar agreements with a cap level of 5.5% and a knock out level of 7.5%.
With regard to the remaining $80 million debt hedged by the collar agreements, as of December 31, 2005 such assumed increase in the LIBOR rate presents no change in the interest rate exposure since as of such date the collar agreements would still result in a fixed rate interest of the cap level plus 2.5%.

     We are not exposed to the risk of interest rate fluctuation with respect to our 2006 convertible debentures since these debentures do not bear interest.

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
Most of our agreements to hedge equipment purchase commitments are designated to eliminate exposure changes in the Japanese Yen and the Euro vis-a-vis the US dollar. During the year ended December 31, 2005, we did not have any such transactions.

     We enter from time to time into foreign exchange agreements to hedge exposure relating to Value Added Tax (VAT), grants receivables and payroll payments denominated in NIS. During the year ended December 31, 2005, we did not have any such transaction.

     We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable
Israeli banks.

     Assuming a 10% revaluation of the NIS against the US dollar on December 31,
2005 (from 4.603 to 4.143), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, convertible debentures and liabilities in regard to employees ) would have increased in approximately $4.6 million.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
          PROCEEDS

     In December of 2005 we filed a registration statement on Form F-1
(Registration No. 333-126909) covering the registration of rights to purchase
$50 million worth of $1 denominated convertible debentures, $50 million in aggregate principal amount of convertible debentures issuable upon the exercise of the rights, and 45,454,454 Ordinary Shares issuable upon conversion of the convertible debentures at a conversion price of $1.10 per share. The effective date of the registration statement was December 15, 2005. The rights were distributed to all holders of record of our Ordinary Shares as of December 20,
2005. The rights were exercisable for a 23-day period beginning on December 20,
2005 and ending on January 12, 2006. The offering, which terminated on January
20, 2005, resulted in gross proceeds to us from rights exercises of approximately $48.2 million. After issuing expenses of approximately $1.6, the net proceeds received by us were approximately $46.4 million. None of the net proceeds were paid directly or indirectly to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates. From January 20, 2005 to the date of this annual report, the net offering proceeds were used to finance our on going operations, including the cash needed to support our production ramp-up in both fabs to support our increased customers demand in the first half of 2006.

ITEM 15.  CONTROLS AND PROCEDURES

     We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that as of December 31, 2005, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as required to allow timely decisions regarding required disclosure.

     There have been no significant changes in our internal controls or in other factors that could significantly affect disclosure controls and procedures subsequent to the date of our most recent evaluation.

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that a member of our audit committee,
Ms. Tal Yaron-Eldar, is an audit committee financial expert and is independent as defined by Nasdaq Marketplace Rule 4350.

ITEM 16B. CODE OF ETHICS

     We adopted a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer, acting chief financial officer, controller, and persons performing similar functions. We have posted our code of ethics on our website, www.towersemi.com under "About Tower".

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

                                       2005                   2004
                                   (US DOLLARS)           (US DOLLARS)
                                   ------------           ------------

Audit Fees(1)                        325,000                362,000
Audit-Related Fees(2)                  3,000                 12,000
Tax Fees(3)                            9,000                 14,000
Other(4)                                   -                      -
Total                                337,000                388,000

(1)  Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements, services in connection with statutory and regulatory filings and engagements (including review of Forms
     20-F, F-1, F-3 and S-8), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES.

     Not Applicable.

 ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES.

     Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See Index to Financial Statements following the signature page.

ITEM 19.  EXHIBITS

1.1  Articles of Association of the Registrant, approved by shareholders on
     November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form F-1, File No.
     333-126909,"Form F-1 No. 333-126909").

2.1  Bank Warrants, dated January 18, 2001, between the Registrant and Bank
     Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to the correspondingly-numbered exhibit to the Registrant's Annual Report on
     Form 20-F for the year ended December 31, 2000 (the "2000 Form 20-F")).

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

2.5  Form of Indenture (incorporated by reference to Exhibit 4.2 to Form F-1 No.
     333-126909).

2.6  Form of Note for the Debentures (included as Exhibit A to the Indenture filed as Exhibit No. 4.2 to Form F-1 No. 333-126909 and incorporated herein by reference).

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

4.16 Wafer Partner Conversion Agreements, dated September 2001, between the
     Registrant and each of SanDisk, Alliance and Macronix (incorporated by reference to the correspondingly-numbered exhibit to the Registrant's
     Annual Report on Form 20-F for the year ended December 31, 2001 (the "2001
     Form 20-F)).

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

4.26 Fourth Amendment, dated April 29, 2002, to the Facility Agreement
     (incorporated by reference to the correspondingly-numbered exhibit to the
     Registrant's Annual Report on Form 20-F for the year ended December 31,
     2002 (the "2002 Form 20-F)).

4.27 Fifth Amendment dated September 18, 2002 to the Facility Agreement
     (incorporated by reference to the correspondingly-numbered exhibit to the
     2002 Form 20-F).

4.28 Amendment to Fifth Amendment to the Facility Agreement, dated October 22,
     2002, to the Facility Agreement (incorporated by reference to the correspondingly-numbered exhibit to the2002 Form 20-F).

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

4.39 Undertaking of the Registrant, dated November 11, 2003 (incorporated by reference to Exhibit 99.3 of the Registrant's Report on Form 6-K filed on
     December 17, 2003).

4.40 Letter Agreement, dated November 11, 2003, by and among the Registrant,
     Israel Corporation Technologies, SanDisk Corporation, Alliance
     Semiconductor Corporation and Macronix International Co., Ltd.
     (incorporated by reference to Exhibit 99.4 of the Registrant's Report on
     Form 6-K filed on December 17, 2003).

4.41 Foundry Agreement, dated May 12, 2004, between the Registrant and Siliconix incorporated (incorporated by reference to correspondingly-numbered exhibit to the Registrant's Annual Report on Form 20-F for the year ended December
     31, 2004 (the " 2004 Form 20-F)).

4.42 Share Purchase Agreement, dated December 8, 2004, between the Registrant and the Purchasers named therein (incorporated by reference to correspondingly-numbered exhibit to the 2004 Form 20-F).

4.43 Agreement, dated December 31, 2004, by and among the Registrant and the
     Purchasers named therein (incorporated by reference to
     correspondingly-numbered exhibit to the 2004 Form 20-F).

4.44 Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 No. 333-117565
     ("Form S-8 No. 333-117565").

4.45 Form of Grant Letter to Israeli Employees (incorporated by reference to
     Exhibit 4.4 to Form S-8 No. 333-117565).

4.46 Form of Grant Letter to U.S. Employees (incorporated by reference to
     Exhibit 4.5 to Form S-8 No. 333-117565).

4.47 Bank Warrants, dated August 2005, between the Registrant and Bank Hapoalim
     B.M. and Bank Leumi Le-Israel B.M.

4.48 Ninth Amendment to the Facility Agreement, dated July 2005, dated July 24,
     2005 (incorporated by reference to Form F-1 No. 333-126909).

4.49 Tenth Amendment to the Facility Agreement, dated September 2005incorporated by reference to Exhibit 4.4 to Form F-1 No. 333-126909).

4.50 Eleventh Amendment to the Facility Agreement, dated October 2005
     (incorporated by reference to Exhibit 4.3 to Form F-1 No. 333-126909).

4.51 Twelfth Amendment to the Facility Agreement, dated November 2005
     (incorporated by reference to Exhibit 4.6 to Form F-1 No. 333-126909).

4.52 Thirteenth Amendment to the Facility Agreement, dated May 2006.

4.53 Fourteenth Amendment to the Facility Agreement, dated May 2006.

4.54 Fifteenth Amendment to the Facility Agreement, dated June 2006.

4.55 Form of Indenture (incorporated by reference to Exhibit 4.2 to Form F-1 No.
     333-126909).

4.56 Form of Rights Agent Agreement with Rights Certificate Attached
     (incorporated by reference to Exhibit 4.1 to Form F-1 No. 333-126909).

4.57 Development and License Agreement, dated July 2005, between Impinj, Inc.
     and the Registrant.

4.58 License and Design Agreement, dated January 10, 2003 between Chipidea
     Microelectronics S.A. and the Registrant.

4.59 Amendment to Design Agreement of January 2003 between Chipidea
     Microelectronics S.A. and the Registrant, dated June 2005.

4.60 License Agreement, dated April 29, 2004, between Synopsys, Inc. and the
     Registrant.

4.61 Equipment Purchase Agreement, dated May 17, 2006, between the Israel
     Corporation Ltd. and the Registrant.

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

14.1 Consent of Brightman Almagor & Co.

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               Page
                                                               ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM        F-1

BALANCE SHEETS                                                 F-2

STATEMENTS OF OPERATIONS                                       F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                  F-4

STATEMENTS OF CASH FLOWS                                       F-5

NOTES TO FINANCIAL STATEMENTS                               F-6 - F-58

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
                                                                www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    TO THE SHAREHOLDERS OF
    TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower
Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2005 and
2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. The effect of the application of the latter on the financial position, results of operations and cash flows as of the dates and for the years presented is summarized in Note 20.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 1, 2006

                                     F - 1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                               AS OF DECEMBER 31,
                                                                                            ------------------------
                                                                                 NOTE          2005           2004
                                                                                -------     ---------      ---------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                            $   7,337      $  27,664
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                                31,661         53,793
       TRADE ACCOUNTS RECEIVABLE:                                                    14
          RELATED PARTIES                                                                       5,309          9,054
          OTHERS                                                                               11,467         10,232
       OTHER RECEIVABLES                                                              3         9,043         11,365
       INVENTORIES                                                                    4        24,376         25,669
       OTHER CURRENT ASSETS                                                                     1,048          1,818
                                                                                            ---------      ---------
            TOTAL CURRENT ASSETS                                                               90,241        139,595
                                                                                            ---------      ---------

    LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                                                          --          5,134
                                                                                            ---------      ---------

    PROPERTY AND EQUIPMENT, NET                                                       5       510,645        609,296
                                                                                            ---------      ---------

    OTHER ASSETS, NET:                                                                6
       TECHNOLOGY                                                                              61,441         76,950
       OTHER                                                                                   16,359         16,533
                                                                                            ---------      ---------
                                                                                               77,800         93,483
                                                                                            =========      =========
            TOTAL ASSETS                                                                    $ 678,686      $ 847,508
                                                                                            =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                                           8     $  21,103   $         --
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                                   9         6,453             --
       TRADE ACCOUNTS PAYABLE                                                                  59,741         65,326
       OTHER CURRENT LIABILITIES                                                      7         8,972         10,678
                                                                                            ---------      ---------
            TOTAL CURRENT LIABILITIES                                                          96,269         76,004

    LONG-TERM DEBT                                                                    8       497,000        497,000

    CONVERTIBLE DEBENTURES                                                            9        19,358         26,651

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                      11A        59,621         64,428

    OTHER LONG-TERM LIABILITIES                                                      10        11,012         15,445

    COMMITMENTS AND CONTINGENCIES                                                    11
                                                                                            ---------      ---------
            TOTAL LIABILITIES                                                                 683,260        679,528
                                                                                            ---------      ---------

    CONVERTIBLE DEBENTURES                                                           12        25,493             --
                                                                                            ---------      ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          500,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
           ISSUED 68,232,056 AND 66,999,796 SHARES, RESPECTIVELY                11A, 13        16,548         16,274
       ADDITIONAL PAID-IN CAPITAL                                                   11A       522,237        517,476
       SHAREHOLDER RECEIVABLES                                                                    (26)           (26)
       ACCUMULATED DEFICIT                                                                   (559,754)      (356,672)
                                                                                            ---------      ---------
                                                                                              (20,995)       177,052
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                   13C        (9,072)        (9,072)
                                                                                            ---------      ---------
            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                              (30,067)       167,980
                                                                                            =========      =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 678,686      $ 847,508
                                                                                            =========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 2

                TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF OPERATIONS
      (dollars in thousands, except share data and per share data)

                                                                                          Year ended December 31,
                                                                                 ---------------------------------------
                                                                      Note          2005           2004           2003
                                                                      -----      ---------      ---------      ---------
REVENUES                                                                  14

     SALES                                                                       $  93,991      $ 124,111      $  61,368
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT                11B(3)         8,000          1,944             --
                                                                                 ---------      ---------      ---------
                                                                                   101,991        126,055         61,368

COST OF SALES                                                         11A(1)       238,358        228,410        122,395
                                                                                 ---------      ---------      ---------

        GROSS LOSS                                                                (136,367)      (102,355)       (61,027)
                                                                                 ---------      ---------      ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                       16,029         17,053         20,709
     MARKETING, GENERAL AND ADMINISTRATIVE                                          17,418         21,297         22,615
                                                                                 ---------      ---------      ---------

                                                                                    33,447         38,350         43,324
                                                                                 =========      =========      =========

        OPERATING LOSS                                                            (169,814)      (140,705)      (104,351)

FINANCING EXPENSE, NET                                                    15       (35,651)       (29,745)        (9,826)

OTHER INCOME (EXPENSE), NET                                               16         2,383         32,682            (84)
                                                                                 ---------      ---------      ---------

              LOSS FOR THE YEAR                                                  $(203,082)     $(137,768)     $(114,261)
                                                                                 =========      =========      =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                              $   (2.55)     $   (1.79)     $   (2.01)
                                                                                 =========      =========      =========

     LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                                                    $(203,082)     $(137,768)     $(114,114)
                                                                                 =========      =========      =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                                           79,675         77,071         56,696
                                                                                 =========      =========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 3

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                           SHAREHOLDER
                                                                                                 PROCEEDS  RECEIVABLES
                                                           ORDINARY SHARES         ADDITIONAL   ON ACCOUNT     AND
                                                       -----------------------      PAID-IN      OF SHARE    UNEARNED    ACCUMULATED     TREASURY
                                                         SHARES        AMOUNT       CAPITAL      CAPITAL   COMPENSATION    DEFICIT         STOCK         TOTAL
                                                       ----------     --------     ---------     --------     -----      -----------      --------      ---------
     BALANCE - JANUARY 1, 2003                         44,735,532     $ 11,294     $ 400,808     $     --     $ (53)     $  (104,643)     $ (9,072)     $ 298,334

STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                 145                                                                  145
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                      4,205                                                                4,205
ISSUANCE OF SHARES, NET OF RELATED COSTS                8,260,565        1,856        22,723                                                               24,579
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                               16,428                                                  16,428
AMORTIZATION OF UNEARNED COMPENSATION                                                                            27                                            27
LOSS FOR THE YEAR                                                                                                           (114,261)                    (114,261)
                                                       ----------     --------     ---------     --------     -----      -----------      --------      ---------
     BALANCE - DECEMBER 31, 2003                       52,996,097     $ 13,150     $ 427,881     $ 16,428     $ (26)     $  (218,904)     $ (9,072)     $ 229,457

ISSUANCE OF SHARES                                      2,463,949          553        16,414      (16,428)                                                    539
ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                     11,444,500        2,550        72,536                                                               75,086
EXERCISE OF SHARE OPTIONS                                  95,250           21           645                                                                  666
LOSS FOR THE YEAR                                                                                                           (137,768)                    (137,768)
                                                       ----------     --------     ---------     --------     -----      -----------      --------      ---------
     BALANCE - DECEMBER 31, 2004                       66,999,796     $ 16,274     $ 517,476     $     --     $ (26)     $  (356,672)     $ (9,072)     $ 167,980

ISSUANCE OF SHARES                                      1,232,260          274         1,520                                                                1,794
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                      2,793                                                                2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES, NOTE 13H                                                                448                                                                  448
LOSS FOR THE YEAR                                                                                                           (203,082)                    (203,082)
                                                       ----------     --------     ---------     --------     -----      -----------      --------      ---------
     BALANCE - DECEMBER 31, 2005                       68,232,056     $ 16,548     $ 522,237     $     --     $ (26)     $  (559,754)     $ (9,072)     $ (30,067)
                                                       ==========     ========     =========     ========     =====      ===========      ========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 4

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------
                                                                                  2005          2004           2003
                                                                               ---------      ---------      ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                           $(203,082)     $(137,768)     $(114,261)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE YEAR
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                           144,852        121,067         54,611
         EFFECT OF INDEXATION AND TRANSLATION ON
              CONVERTIBLE DEBENTURES                                              (1,031)           676           (878)
         OTHER EXPENSE (INCOME), NET                                              (2,383)       (32,682)            84
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                          2,510         (7,655)        (4,175)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         1,988           (413)         1,264
         DECREASE (INCREASE) IN INVENTORIES                                        1,293         (6,287)        (6,221)
         INCREASE IN TRADE ACCOUNTS PAYABLE                                        3,082            404            801
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                         (1,839)          (970)         1,467
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                       (5,368)         9,344            529
                                                                               ---------      ---------      ---------
                                                                                 (59,978)       (54,284)       (66,779)
         INCREASE (DECREASE) IN LONG-TERM LIABILITY
           IN RESPECT OF CUSTOMERS' ADVANCES, NET                                   (760)        19,384           (899)
                                                                               ---------      ---------      ---------
           NET CASH USED IN OPERATING ACTIVITIES                                 (60,738)       (34,900)       (67,678)
                                                                               ---------      ---------      ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                              27,266        (10,037)        14,341
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (38,878)      (154,975)      (179,310)
   INVESTMENT GRANTS RECEIVED                                                      7,496         32,636         33,811
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                 2,179          2,626            222
   INVESTMENTS IN OTHER ASSETS                                                    (3,841)          (702)       (22,098)
   DECREASE IN DEPOSITS, NET                                                          --             --         10,500
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                         --         38,677             --
                                                                               ---------      ---------      ---------
           NET CASH USED IN INVESTING ACTIVITIES                                  (5,778)       (91,775)      (142,534)
                                                                               ---------      ---------      ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                          25,086             --             --
   PROCEEDS FROM LONG-TERM DEBT                                                   21,103         66,000             --
   PROCEEDS FROM ISSUANCE OF SHARES, NET                                              --         75,225         24,375
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                            --            666             --
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                               --             --         16,428
   REPAYMENT OF LONG-TERM DEBT                                                        --             --        (13,000)
   PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH
     RE-BORROWING, NOTE 11A(6)                                                        --             --        187,000
                                                                               ---------      ---------      ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                              46,189        141,891        214,803
                                                                               =========      =========      =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (20,327)        15,216          4,591
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                     27,664         12,448          7,857
                                                                               ---------      ---------      ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                                 $   7,337      $  27,664      $  12,448
                                                                               =========      =========      =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       $  12,999      $  47,675      $  17,160
                                                                               =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                     $   2,793      $      --      $   4,205
                                                                               =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, NOTE 13H                                                    $     448      $      --      $      --
                                                                               =========      =========      =========
   INVESTMENTS IN OTHER ASSETS                                                 $     442      $      --      $   3,153
                                                                               =========      =========      =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                          $   1,794      $     539      $      --
                                                                               =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR CAPITALIZED AND EXPENSED INTEREST             $  32,805      $  25,205      $  15,674
                                                                               =========      =========      =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                  $      86      $     130      $     239
                                                                               =========      =========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 5

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

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The
          Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the financial statements, have provided an aggregate of approximately $1,260,000 of financing for Fab
          2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A.

          During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, and to expense most of the ongoing direct costs related to the construction and equipping of
          Fab 2 and to the transfer of the Fab 2 technology that had been previously capitalized. For further details concerning the depreciation and amortization of Fab 2 assets, see Note 11A.

                                     F - 6

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the year ended December 31, 2005 and in recent years, the Company has experienced significant recurring losses from operations, recurring negative cash flows from operating activities, an increasing accumulated deficit and a deficit in shareholders equity. According to the Company's approved short-term working plan, based on the current prevailing semiconductor market conditions, the Company needs to raise funds in order to finance its short-term activities and liabilities in
          2006, including repayment of long-term loans to the extent to be required (see the following paragraph). In addition, according to the
          Facility Agreement with the Banks, in the fourth quarter of 2006 and in 2007, the Company is to repay on account of long-term loans $21,103 and $160,257, respectively. For details concerning an amendment to the
          Company's financial ratios and covenants through the third quarter of
          2006 under the amended Facility Agreement with the Banks, which was obtained subsequent to a waiver letter agreement signed between the
          Company and the Banks in January 2005 following non-compliance of the
          Company with certain of the financial ratios and covenants that were applicable as of December 31, 2004, see Note 11A(6).

          In light of the described above, the Company has been taking comprehensive measures to obtain the needed funds for its near-term ongoing operations, as well as to reduce its short-term liabilities.
          The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in
          March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company has held discussions with its Equity
          Investors, Wafer Partners and its Banks to provide additional funding for the Company of an aggregate amount of approximately $60,000.
          Following an amendment to the Facility Agreement signed between the
          Company and its Banks in July 2005, and the completion of a rights offering in which in December 2005 and January 2006 the Company raised
          $48,169 (of which $27,811 was received from certain of the Company's
          Equity Investors and Wafer Partners), the Company was provided with additional $29,693 from the Banks.

          Further, the Company is currently examining alternatives for additional funding sources, including raising funds in the capital markets, private placements and other sources. In addition, as provided in the July 2005 amendment, subsequent to the balance sheet date the Company and the Banks commenced and are holding discussions for rescheduling of the repayment dates of the $29,693 provided by the
          Banks under this amendment, currently to be repaid through March 31,
          2007 ($21,103 of which in the fourth quarter of 2006 and the reminder in March 31, 2007). Management also intends to discuss with the Banks the rescheduling of the repayment dates of all the remaining loans obtained from the Banks.

          The Company's management estimates that it is probable that additional funds the Company will need in 2006 from the additional funding sources the Company is currently examining, as described above, will be achieved. Management also estimates, based on the discussions held with the Banks subsequent to the balance sheet date, that reaching satisfactory agreement with the Banks regarding the rescheduling of the repayment dates of the $29,693 obtained under the July 2005 amendment is probable. Management further estimates that obtaining satisfactory agreement with the Banks regarding the rescheduling of all the remaining loans obtained from them is achievable, subject that the discussions management intends to hold with the Banks are concluded.

                                     F - 7

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     D.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

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

     A.   PRINCIPLES OF CONSOLIDATION

          The Company's consolidated financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

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

     D.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

     E.   PROPERTY AND EQUIPMENT

          (1)  Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and
               payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on
               management's estimates and methodologies including time sheet inputs.

                                     F - 8

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     E.   PROPERTY AND EQUIPMENT (cont.)

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

               Prepaid long-term land lease and buildings (including
               facility infrastructure)                                   14-25 years
               Machinery and equipment                                    5 years
               Transportation vehicles                                    7 years

          (2)  Impairment examinations and recognition are performed and determined based on the accounting policy outlined in O below.

     F.   OTHER ASSETS

          (1)  TECHNOLOGY

               The cost of Fab 2 technologies includes the technology process cost, internal incremental direct costs, mainly payroll-related costs of employees designated for integrating the technologies in the Company's facilities, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies. Amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, and is based on the straight-line method over a four-year period.

               Impairment examinations and recognition are performed and
               determined based on the accounting policy outlined in O below.

          (2)  DEFERRED FINANCING CHARGES

               Deferred financing charges included in other assets in relation to funding the establishment of Fab 2 are being amortized over the lives of the borrowings based on the repayment schedule of such funding (in general, 6 years). During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. Commencing the third quarter of 2003, in which the building and infrastructures of Fab
               2 were substantially completed and became ready for their
               intended use, and in which the initial ramp-up commenced, the deferred financing charges are being amortized to financing expenses, net.

                                     F - 9

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     G.   CONVERTIBLE DEBENTURES

          Convertible debentures the future conversion of which is not probable as of the balance-sheet date are presented as long-term liabilities and current liabilities (with respect to the current maturities) based on their terms as of such date, net of discount.

          Convertible debentures denominated in dollar the future conversion of which is probable as of the balance-sheet date, are presented as a separate line-item between total liabilities and shareholders equity.

          See P(1) below for the effect of the initial adoption of Standard No.
          22 of the Israeli Accounting Standards Board "FINANCIAL INSTRUMENTS:
          DISCLOSURE AND PRESENTATION". See Notes 20F and 20G for presentation of convertible debentures in accordance with U.S. GAAP.

     H.   INCOME TAXES

          The Company records deferred income taxes in accordance with Standard
          No. 19 "INCOME TAXES" of the Israeli Accounting Standards Board, to
          reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward of the Company as of December 31, 2005 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

     I.   REVENUE RECOGNITION

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

                                     F - 10

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     J.   RESEARCH AND DEVELOPMENT

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

     K.   LOSS PER ORDINARY SHARE

          Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding during each year presented, adjusted retroactively to include the beneficial feature contemplated in a rights offering. The calculation includes retroactive effect from the beginning of each year (or the issuance date, which is the earlier) of shares issued upon exercise of options and warrants and upon conversion of convertible debentures outstanding at the beginning of each year (or that were issued during the year).
          The calculation further includes shares issuable from probable exercise and from probable conversion. Basic loss per ordinary share is calculated based on loss for the period with the inclusion of imputed interest income on the exercise price of options and warrants exercised or whose exercise is probable, and of financing expenses in relation to conversion of convertible debentures or probable conversion, as required under Israeli GAAP. See Note 20K for disclosure of loss per share data in accordance with U.S. GAAP.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) to hedge non-dollar equipment purchase and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of expiration of the foreign exchange agreement, are included in financing expense, net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized on a current basis in accordance with the terms of these agreements, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 20D for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     M.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency.
          Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398. Financing expenses, net in 2004 and 2003 include net foreign currency transaction losses of $760 and $232, respectively.

                                     F - 11

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     N.   STOCK-BASED COMPENSATION

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
          See P(2) below for the effect of the initial adoption of Standard No.
          24 of the Israeli Accounting Standards Board "SHARE-BASED PAYMENTS".
          See Note 13B(6) for pro forma disclosures required by SFAS 123 and
          SFAS 148.

          The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting
          Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED
          COMPENSATION" ("SFAS 123") and EITF 96-18: Accounting for Equity
          Instruments That are Issued to Other Than Employees for Acquiring, or
          in Conjunction with Selling, Goods or Services. The award cost of warrants granted in connection with bank financing is amortized as deferred financing charges over the terms of the loans, in a manner described in paragraph F(2) above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

     O.   IMPAIRMENT OF LONG-LIVED ASSETS

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

                                     F - 12

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD

          (1)  ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND
               PRESENTATION" - In July 2005, the Israeli Accounting Standards
               Board approved for publication Accounting Standard No. 22
               "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (the
               "Standard"). A FINANCIAL INSTRUMENT under this Standard is defined, in general, as any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in
               relation thereto, and, in certain cases, the method to measure their impact on the entity's financial statements. The
               presentation requirements relate to the classification of
               financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the
               circumstances under which financial assets and financial
               liabilities derived from financial instruments are to be offset.
               The Standard establishes requirements for disclosure of
               information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

               The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for by the "prospective method",
               i.e. financial instruments issued before the effective date of the Standard will be classified and presented in accordance with its provisions commencing from the effective date. Comparative financial statements for prior periods are not to be adjusted.
               The new Standard supersedes Opinion No.53 "ACCOUNTING FOR
               CONVERTIBLE LIABILITIES" and Opinion No.48 "ACCOUNTING FOR
               OPTIONS".

               The initial adoption of the Standard is expected to affect primarily the presentation of the Company's convertible
               debentures (the bifurcation of the convertible debentures into debt component and equity component, as these terms are defined by the Standard). Consequently, on January 1, 2006, the Company's
               shareholders equity will be recorded with a one-time increase of approximately $17,000, while its total convertible debentures will be decreased by same amount. Commencing from that date, said amount will be amortized as financing expenses through 2011.

          (2)  ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENTS" - In September
               2005, the Israeli Accounting Standards Board published Accounting
               Standard No. 24 "SHARE-BASED COMPENSATION" (the "Standard"),
               which calls for the recognition in the financial statements of share-based payments, including transactions with employees, which are to be settled by the payment of cash, by other assets, or by equity instruments. Under Standard No. 24, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant.
               Said costs will be determined based on the fair value of the grants at each grant date. The Standard establishes guidelines for measuring the fair value of each grant based on the
               settlement terms (either by cash or equity instrument), and disclosure provisions.

                                     F - 13

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (CONT.)

          (2)  ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENTS" (cont.)

               The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The Standard provides that with respect to Share-based payments to be settled by equity instruments, its provisions should be applied to all grants made after March 15, 2005, that are unvested as of December 31, 2005.
               The Standard further provides that its provisions should be applied to modifications that were made after March 15, 2005, even if the underlying grants are not in the scope of the
               Standard.

               As of December 31, 2005, the award cost with respect to
               outstanding employee and director options on which the Standard will be applied amounts to approximately $2,000, to be amortized over 2006-2009.

     Q.   RECLASSIFICATION

          Certain amounts in prior years financial statements have been reclassified in order to conform to the 2005 presentation.

NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                        As of December 31,
                                                        -------------------
                                                          2005        2004
                                                        -------     -------
Government of Israel - investment grants receivable     $ 7,276     $ 8,400
Other government agencies                                 1,706       2,382
Others                                                       61         583
                                                        -------     -------
                                                        $ 9,043     $11,365
                                                        =======     =======

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                             As of December 31,
                             -------------------
                               2005        2004
                             -------     -------
Raw materials                $ 6,777     $ 9,260
Spare parts and supplies       3,738       3,950
Work in process               11,502      10,085
Finished goods                 2,359       2,374
                             -------     -------
                             $24,376     $25,669
                             =======     =======

     (*)  Net of aggregate write-downs to net realizable value of $3,259 and
          $2,665 as of December 31, 2005 and 2004, respectively.

                                     F - 14

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION

                                                As of December 31,
                                               ---------------------
                                                 2005         2004
                                               --------     --------
COST:
Prepaid perpetual land lease and buildings
(including facility infrastructure)            $237,401     $235,632
Machinery and equipment                         709,862      688,691
Transportation vehicles                             425        2,989
                                               --------     --------
                                                947,688      927,312
                                               --------     --------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings
(including facility infrastructure)              47,841       33,960
Machinery and equipment                         388,867      282,092
Transportation vehicles                             335        1,964
                                               --------     --------
                                                437,043      318,016
                                               ========     ========
                                               $510,645     $609,296
                                               ========     ========

          SUPPLEMENTAL DISCLOSURE RELATING TO COST OF PROPERTY AND EQUIPMENT:

          (1)  As of December 31, 2005 and 2004, the cost of property and equipment included costs relating to Fab 2 in the amount of
               $713,837 and $701,982, respectively. Said amounts are net of investment grants of $165,222 and $158,830, respectively.

          (2)  As of December 31, 2005, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $268,688 (as of December 31, 2004 - $262,320).

          (3)  Cost of property and equipment as of December 31, 2005 and 2004 includes capitalized interest costs in the aggregate of $18,480.

          (4)  Following the commencement of Fab 2 operations in the third quarter of 2003, in which the building and infrastructures of Fab
               2 were substantially completed and became ready for their
               intended use, the Company began to depreciate Fab 2 property and equipment, resulting in depreciation expenses of $109,283,
               $93,457 and $35,582 in 2005, 2004 and 2003, respectively.

                                     F - 15

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

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

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and
          2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of
          December 31, 2005, the report has not yet received final approval from the Investment Center.

          See Note 11A(8) with respect to the Fab 2 program approved by the
          Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets. See also Note 17A.

     C.   For liens see Note 11A(6).

NOTE 6 - OTHER ASSETS, NET

     Other assets, net consist of the following:

                                                      As of December 31,
                                                      -------------------
                                                        2005        2004
                                                      -------     -------
TECHNOLOGIES (in relation to Fab 2) - Note 11A(2)
    Cost                                              $94,247     $90,747
    Accumulated amortization (*)                       32,806      13,797
                                                      -------     -------
                                                      $61,441     $76,950
                                                      =======     =======
OTHER ASSETS (in relation to Fab 2)
    COST - Deferred financing charges                 $24,049     $20,915
           Other                                        4,448       3,217
                                                      -------     -------
                                                       28,497      24,132
                                                      -------     -------
    ACCUMULATED AMORTIZATION (**):
             Deferred financing charges                10,812       6,606
             Other                                      1,326         993
                                                      -------     -------
                                                       12,138       7,599
                                                      =======     =======
                                                      $16,359     $16,533
                                                      =======     =======

     (*)  For amortization policy, see Note 2F(1).

     (**) For amortization policy, see Note 2F(2).

                                     F - 16

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 7 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                       As of December 31,
                                                                       -------------------
                                                                         2005        2004
                                                                       -------     -------
Accrued salaries                                                       $ 3,162     $ 3,902
Vacation accrual                                                         2,322       3,509
Interest payable (primarily in relation to convertible debentures)       1,263       1,208
Other                                                                    2,225       2,059
                                                                       -------     -------
                                                                       $ 8,972     $10,678
                                                                       =======     =======

NOTE 8 - LONG-TERM DEBT

     A.   COMPOSITION:

                                                          As of December 31,
                        Effective interest rate as of   ---------------------
                               December 31, 2005          2005         2004
                                     -----              --------     --------

In U.S. Dollar                       7.06%              $438,103     $417,000
In U.S. Dollar                        6.5%                80,000       80,000
                                                        --------     --------
Total long-term debt                                     518,103      497,000
Less - current maturities            7.06%                21,103           --
                                                        --------     --------
                                                        $497,000     $497,000
                                                        ========     ========

     B.   All loans received under the Facility Agreement bear interest based on the three-month USD Libor rate plus 2.5%, as revised under the amendment to the Facility Agreement described in detail in Note
          11A(6). Prior to the closing of this amendment in December 2003, the loans bore interest based on the three-month USD Libor rate plus
          1.55%. The effective interest rate as of December 31, 2005 of loans, the amount of which as of such date was $292,000, includes the terms of collar agreements with knock-out and knock-in features described in
          Note 18A. Interest is payable at the end of each quarter.

     C.   For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2, including re-borrowing terms and including loans withdrawn under the July 2005 amendment to the
          Facility Agreement, see Note 11A(6).

     D.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2005 is repayable as follows:

          2006 - current maturities      $ 21,103
          2007                            151,667
          2008                            165,667
          2009                            165,666
          2010                             14,000
                                         --------
                                         $518,103
                                         ========

                                     F - 17

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT (cont.)

     E.   The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 11A(8), and to Siliconix - see
          Note 11E(3)) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also
          Note 11A(6)). For further details concerning amendments to the
          Facility Agreement for revised financial ratios and covenants for 2005 and 2006, see Note 11A(6).

NOTE 9 - CONVERTIBLE DEBENTURES

     A.   COMPOSITION:

                                                As of December 31,
                        Interest rate as of     -------------------
                         December 31, 2005        2005        2004
                              ----              -------     -------
Convertible debentures        4.7%              $25,811     $26,651
Less - current maturities                         6,453          --
                                                -------     -------
                                                $19,358     $26,651
                                                =======     =======

     B.   In January 2002, the Company issued on the Tel-Aviv Stock Exchange,
          NIS 110,579,800 principal amount of convertible debentures, linked to the Israeli Consumer Price Index ("CPI") (adjusted to the CPI as of
          December 31, 2005 - NIS 119,960,426, $26,061). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003.
          The principal amount is payable in four equal installments in January of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments)
          (adjusted to the CPI as of December 31, 2005 - NIS 44.48, $9.66). The
          effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%. For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note
          13E, the effective rate of interest on the convertible debentures is
          9.88%.

          Subject to certain conditions and the Company's Facility Agreement, the Company may announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

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

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

          See Note 20F for disclosure of the accounting treatment of the convertible debentures in accordance with U.S. GAAP.

                                     F - 18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9       -  CONVERTIBLE DEBENTURES (cont.)

     C.   Following the initial adoption of Accounting Standard No. 22
          "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" of the Israeli
          Accounting Standards Board (see Note 2P(1)) in the first quarter of
          2006, the Company's convertible debentures would be bifurcated in a manner by which the Company's shareholders' equity would increase by approximately $500 and the convertible debentures will be reduced by the same amount. Said amount will be expensed as financing expenses through 2009.

NOTE 10 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION

                                                              As of December 31,
                                                            ----------------------
                                                              2005          2004
                                                            --------      --------
Net liability for employee
   termination benefits (see B below):
     Gross obligation                                       $ 18,445      $ 20,938
     Amounts funded through deposits to severance
         pay funds and purchase of insurance policies        (13,658)      (16,350)
                                                            --------      --------
                                                               4,787         4,588
 Long-term advances (see Note 11B(3))                              -         5,500
 Long-term liabilities in respect of license agreements        5,123         5,191
 Other                                                         1,102           166
                                                            --------      --------
                                                            $ 11,012      $ 15,445
                                                            ========      ========

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the
          Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S GAAP, see Note
          20C.

          Costs relating to employee termination benefits were approximately
          $2,631, $3,836 and $2,828 for 2005, 2004 and 2003, respectively.

                                     F - 19

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab
               2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on
               200-millimeter wafers. The Company has entered into several related agreements and other arrangements, and has completed public and private financing transactions, to provide an
               aggregate, as of the approval date of the financial statements, of approximately $1,260,000 of financing for Fab 2. The
               agreements and arrangements include those with technology
               partners, Wafer Partners, Equity Investors, the Company's Banks,
               the Government of Israel through the Investment Center and others. The agreements with the Banks and the Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of
               additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for
               equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

               As of December 31, 2005, the Company had incurred costs
               associated with the establishment of Fab 2 project of an
               aggregate of approximately $1,000,000. As of the approval date of the financial statements, the major shareholders of the Company have invested an aggregate of $323,730; the Banks have made long-term loans in the aggregate of $526,693; the Investment
               Center grants at an aggregate of $165,419; the Company has raised
               $243,370 from other financial sources.

               During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial
               production and shipment of wafers to its customers utilizing the
               0.18 micron process technology. With the commencement of Fab 2 operations, the majority of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technologies that previously had been capitalized, are no longer capitalizable. Depreciation and amortization of Fab 2 assets in 2005, 2004 and 2003 amounted to $133,021, $108,542 and
               $39,625, respectively (see also Note 5A), the majority of which is included in cost of goods sold.

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2 and its ongoing operations (see also Note 1C); achieving certain
               operational milestones and complying with various significant conditions and financial ratios and covenants provided by the
               Facility Agreement with the Banks; compliance with the conditions under the Approval Certificate for Fab 2 provided by the
               Investment Center; and completing the complex processes of transferring from Freescale the manufacturing technologies to be used at Fab 2 and development of new technologies.

                                     F - 20

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (1)  OVERVIEW (cont.)

               According to the Facility Agreement with the Banks, raising certain required additional funding by the dates specified, achieving the milestones as scheduled, as well as complying with all the conditions and financial ratios and covenants stipulated in that agreement and in the Approval Certificate from the
               Investment Center, are material provisions for financing provided and to be further obtained. For details concerning revising certain of the financial ratios and covenants under the Facility
               Agreement for 2005 and 2006, as were amended in the July 2005 amendment to the Facility Agreement, see paragraph A(6) below.

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a
               Japanese corporation. This agreement provided for the transfer by
               Toshiba to the Company of advanced semiconductor manufacturing process technologies installed in Fab 2 including related
               technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance.
               The transfer of the technology was substantially completed during the first half of 2003. The Company's commitment under the
               Toshiba agreement to reserve for Toshiba a certain portion of Fab
               2 wafer manufacturing capacity expired in December 2005.

               FREESCALE - In September 2002, the Company entered into a
               non-exclusive technology transfer, development and licensing agreement with Freescale. This agreement provides for the
               transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products to be manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

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

                                     F - 21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (3)  WAFER PARTNER AGREEMENTS (cont.)

               Through December 31, 2005, the Wafer Partners invested in the
               Company, based on the Wafer Partner Agreements, an aggregate of
               $246,823, of which as of such date $201,909, was credited as paid in capital and $44,914, was established as long-term customers'
               advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements utilized as credit against purchases to be made by the Wafer Partners, or converted into paid-in-capital. Through December 31, 2005, the Wafer
               Partners were issued an aggregate of 27,475,135 Ordinary Shares at an average price per share of $7.35, which was determined based on the average closing sale price of the Company's Ordinary
               Shares for the 15-30 trading days prior to making any investment.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and
               2005 rights offerings, see Notes 13F and 13H, respectively, and paragraph (6) below.

          (4)  EQUITY INVESTOR AGREEMENTS

               Through December 31, 2005, The Israel Corporation ("TIC"), the
               principal shareholder of the Company, and Challenge Fund-Edgar II
               LP, a Delaware limited partnership ("Challenge") (together,
               "Equity Investors") invested in the Company, an aggregate of
               $55,000 for the purchase of an aggregate of 7,419,835 Ordinary
               Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investments of TIC and Challenge were made in accordance with share purchase agreements the Company entered into with them in December 2000 and February 2001, respectively.

               For additional investments made by TIC in the aggregate amount of
               $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 13F and 13H, respectively, and paragraph (6) below.

               In 2002, a Canadian pension fund invested in the Company's equity
               $15,000 in consideration for 3,000,000 Ordinary Shares of the
               Company for $5.00 per share, and a warrant to purchase an
               additional 1,350,000 Ordinary Shares of the Company. The warrant is exercisable for a four-year period ending in October 2006, at an exercise price of $7.50 per share (subject to customary adjustments).

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners were entitled to convert an aggregate of up to $7,507 of the unutilized long-term customers' advances, which they had as of December 31, 2005, into fully-paid Ordinary
               Shares of the Company. In January 2006, one of the primary Wafer
               Partners notified the Company of its election to convert $3,880 of its advances into paid-in equity entitling it for 2,455,905
               Ordinary Shares of the Company, constituting approximately 3.67%
               of the Company's outstanding Ordinary Shares as of December 31,
               2005. The number of shares was determined based on $1.58 per share, which was the average closing sale price of the Company's
               Ordinary Shares for the 15 trading days prior to December 31,
               2005.

                                     F - 22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS (cont.)

               Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter in 2004-2006, that portion of the long-term customers' advances which it is entitled to
               utilize, based upon payments made by such primary Wafer Partner during that quarter, into fully-paid Ordinary Shares of the
               Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of each quarter.
               Accordingly, through December 31, 2005, two of the primary Wafer
               Partners had converted an aggregate of $2,332 of long-term customer advances into 1,349,423 fully paid Ordinary Shares of the Company, at an average share price of $1.73 per share.

               Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against
               purchases made subsequent to that quarter, and shall bear
               interest, payable at the end of each quarter, at an annual rate equal to three-month LIBOR plus 2.5% through December 31, 2007.
               The aggregate principal of the unconverted long-term customers'
               advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company (as of December 31,
               2005 - $1,102), shall be fully repaid on December 31, 2007. Other than as described above in this paragraph and the preceding paragraph, each of the primary Wafer Partners agreed that
               long-term customer's advances could not be utilized before
               December 31, 2006. Following December 31, 2006, the remaining long-term customer advances may be utilized as credits against purchases to be made.

          (6)  FACILITY AGREEMENT

               OVERVIEW - In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks ("Banks")
               entitling the Company to borrow an aggregate, as amended in
               January 2002, of $500,000 to finance the construction and
               equipping of Fab 2 ("Facility Agreement"). Of that amount, as of
               December 31, 2005, the Company withdrew an aggregate of $497,000.
               These loans bear interest at a rate of Libor plus 2.5% per annum payable at the end of each quarter (prior to the November 2003 amendment, described below, the loans bore interest at a rate of
               Libor plus 1.55% per annum). The loans are subject to certain prepayment provisions. Unused amounts under the Facility
               Agreement were subject to a quarterly commitment fee of 0.25% per annum.

               In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. The amendment provides, among other things, for Bank financing of up to approximately
               $30,000, subject to the Company raising a similar amount by March
               31, 2006. Through the approval date of the financial statements, the Banks provided the Company with the entire amount it was entitled to borrow under the July 2005 amendment following the consummation of a rights offering in January 2006 by the Company
               (for additional details, see below).

                                     F - 23

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               REPAYMENT SCHEDULE - Loans in the amount of $431,000 received by the Company through December 31, 2003, were repaid on December
               31, 2003 and, concurrently, an equivalent amount was drawn down on such date to be repaid in 12 equal consecutive quarterly installments commencing March 31, 2007 (the net amount of
               long-term loans the Company received in 2003 in connection with the abovementioned re-borrowing was $187,000). Loans in the amount of $66,000 drawn down during 2004 are repayable in 12 equal consecutive quarterly installments, commencing three years from the draw down date of each loan, which in no case shall be after the maturity date of the Facility Agreement. Loans drawn down under the July 2005 amendment are repayable in a period between twelve to fifteen months from each date any amount is received by the Company.

               The July 2005 amendment further provides that a rescheduling of the repayment dates of the loans drawn down under it shall be discussed following the closing date of the amendment. Subsequent to the balance sheet date, the Company and the Banks commenced and are holding discussions for rescheduling of the repayment dates of the $29,693 provided by the Banks under this amendment.
               For further details regarding loans drawn down under the Facility
               Agreement see Note 8.

               NOVEMBER 2003 AMENDMENT - In November 2003, the Company and its
               Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in
               December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the
               Company is obligated to comply with certain operational and financial ratios, primarily total shareholders' equity to total assets, quarterly and annual EBITDA, sales and production
               capacity milestones.

               During 2005, the Company and the Banks entered into the following amendments to the Facility Agreement:

               o    JANUARY 2005 AMENDMENT - In January 2005, the Company and
                    its Banks signed a waiver letter agreement according to
                    which the Banks waived the Company's non-compliance with
                    certain financial ratios and covenants for the fourth
                    quarter of 2004. The agreement also amended certain of the financial ratios and covenants with which the Company was to comply with during 2005, and which were further revised in the framework of the July 2005 amendment to the Facility
                    Agreement described below.

                                     F - 24

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               o    JULY 2005 AMENDMENT - In July 2005, the Company and its
                    Banks entered into a definitive amendment to the Facility
                    Agreement, which closed in August 2005. The amendment
                    provides, among other things, for the Banks to provide
                    additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or
                    convertible debentures $23,500 by October 31, 2005 (which
                    was subsequently extended to December 31, 2005) and an
                    additional $6,500 by March 31, 2006. In connection with the amendment, certain of the Company's Equity Investors, Wafer
                    Partners and other investors committed to invest an
                    aggregate of $23,500 towards such funding in the context of a rights offering. Following the closing of the amendment to the Facility Agreement described above and complying with
                    the above commitments, the Banks provided the Company with the full amount of loans to which it was entitled to borrow under the July 2005 amendment.

                    Under the July 2005 amendment, the $29,693 provided by the
                    Banks through January 2006 bear annual interest based on the three-month LIBOR plus 2.5% and are repayable in a period
                    between twelve to fifteen months from each date any amount was received by the Company. The amendment further provides that a rescheduling of said repayment dates shall be
                    discussed following the closing date of the amendment. Such discussions have been commenced subsequent to the balance
                    sheet date.

                    The July 2005 amendment further provides that: (i) The
                    Israel Corp. ("TIC") undertaking, as detailed below, shall be extended from June 30, 2006 to December 31, 2006; (ii)
                    such undertaking will be deemed to have been fulfilled if
                    TIC invests at least $14,000 in the context of a rights
                    offering; (iii) any amounts raised in equity or in
                    convertible debentures through March 31, 2006, up to
                    $30,000, shall not constitute financing from other sources towards the $152,000 fundraising milestone, as detailed
                    below; and (iv) the last date in which the Company is to
                    comply with the $152,000 fundraising milestone is postponed from December 31, 2005 to June 30, 2006.

                    The amendment also revised certain of the financial ratios and covenants through the third quarter of 2006 (primarily quarterly EBITDA and sales).

                    As described in Note 13H, the Company raised $48,169 in the form of a rights offering, thereby satisfying its
                    obligations to raise $23,500 and $6,500 by December 31, 2005 and March 31, 2006, respectively. In the context of such
                    rights offering, TIC invested $20,000, thereby terminating its undertaking detailed below. In addition, the commitment by one of the Company's Wafer Partners to invest an
                    aggregate of $3,500 in the rights offering was fulfilled.

                    Following the satisfaction of all the Company's commitments under the July 2005 amendment, as of December 31, 2005,
                    $21,103 was drawn down in two installments and in January
                    2006, an additional $8,590 was drawn down.

                                     F - 25

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               FUNDRAISING MILESTONE - According to the amended Facility
               Agreement with the Banks, the Company is to raise from specified financial sources an aggregate of $152,000 by June 30, 2006. As of the approval date of the financial statements, the Company had raised $144,124 towards said amount. Accordingly, the Company's remaining obligation to raise financings from specified financial sources is $7,876 to be raised by June 30, 2006.

               The Facility Agreement provided that should the Company fail to meet its fundraising obligation towards the aggregate of $152,000 by June 30, 2006, the Banks will have the option to demand that the Company consummate within three months from the failing raising date a rights offering of convertible debentures and warrants to purchase the Company's Ordinary Shares to raise the missing amount towards the required funding, all in accordance with the terms prescribed in the Facility Agreement.

               TIC'S UNDERTAKING - In connection with the November 2003
               amendment to the Facility Agreement, TIC undertook to the Banks to exercise all of the rights it received in the above mentioned rights offering. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the
               Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. Following TIC's investment in the
               Company of $20,000 in the context of the 2005 rights offering
               (see Note 13H), according to the July 2005 amendment, TIC's undertaking has been fulfilled.

               For further details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, see Note
               13B(5)(b).

               The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, up to a maximum of
               $100,000 as follows: up to $25,000 in cash and any amount
               exceeding such $25,000 limit will earn interest at LIBOR plus
               2.5% and will be paid on the same terms that the Company repays its loans to the Banks.

               WARRANTS ISSUED TO THE BANKS - For further details regarding
               9,561,060 warrants issued to the Banks in connection with the
               Facility Agreement, see Note 13B(5)(a).

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the
               balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility
               Agreement. As of the approval date of the financial statements, the Company anticipates that it will not be in compliance with all of the financial ratios and covenants under the amended
               Facility Agreement applicable for the fourth quarter of 2006.
               According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision.

                                     F - 26

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the
               Company's obligations, the Company would be obligated to
               immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to $526,693), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement,
               including enforcement of the liens against the Company's assets.

               OFFEROR BY THE BANKS - If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company's ordinary shares
               ("the Offer") at a price provided in the Offer. In such case, the
               Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms.
               If the offeror offers a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of
               Fab 2 in consideration of approximately $200,000 to be paid according to certain performance milestones stipulated in the agreement. As of December 31, 2005, approximately $192,000 of that amount had already been paid by the Company.

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $158,143 has been received from the
               Investment Center. Since the Company's eligibility to receive grants is with respect to investments in Fab 2 plant and
               equipment made by December 31, 2005, five years from the date the approval certificate was obtained, the Company is not to receive grants under this program for investments made after that date.

               Due to the later than planned commencement of construction of Fab
               2, prevailing market conditions and slower than planned ramp-up, as of December 31, 2005, the Company did not complete the program and made investments constituting approximately 72% of the eligible investments under the approved enterprise program.

                                     F - 27

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

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

               Since the approved investment period of five years ended on
               December 31, 2005, the Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006.
               During the first half of 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April
               2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of the approval date of the financial statements, although the Investment Center has
               concluded its review of the revised business plan, the Company has not received, and the Company's management cannot estimate when the Company will receive, a formal response to its request for a new expansion program to commence on January 1, 2006, or if the Investment Center will approve the Company's request.

               Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the
               Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company's non-completion of investments in an amount of $1,250,000 by
               December 31, 2005 may permit the Investment Center to require the
               Company to repay all or a portion of grants already received.
               Management believes that it is improbable that the Investment
               Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note
               17A.

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

                                     F - 28

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (11) OTHER AGREEMENTS

               Through December 31, 2005, the Company had entered into several additional agreements related mainly to the construction,
               equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date, including the Fab
               2 construction agreement described in paragraph (7) above, amounted to $14,715.

     B.   LICENSE AGREEMENTS

          (1)  In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other's patents. The Company agreed to pay an annual royalty through July
               2005. Though the licenses terminated on December 31, 2005, the parties are currently negotiating the renewal of said agreement.

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

          (3)  In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a
               Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. In
               April 2005, the Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May 2002 original agreement. According to the terms of the termination agreement, the Japanese manufacturer paid the Company an amount of $2,500 in April 2005. In addition, each party expressly released the other party from any
               obligations or liabilities of any nature in connection with the original agreement. Revenues for 2005 and 2004 include $8,000 and
               $1,944, respectively, in relation to this agreement, with the
               $8,000 of 2005 received subsequent to the termination of the agreement, and as a result of its termination. See also Note 10A.

          (4)  The Company from time to time enters into intellectual property and licensing agreements with third parties, the effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also Note 10A and paragraph E(2) below.

                                     F - 29

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

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

          (3)  The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2005.

     D.   PROFIT SHARING PLAN

          The Company maintains an employee profit sharing plan. No amounts were provided for under this plan for periods presented in these financial statements, since the Company did not record profits for these periods.

     E.   OTHER PRINCIPAL AGREEMENTS

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

          (3)  SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay
               Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be
               manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing the second quarter of 2005 (the date in which the transfer of Siliconix's technology to Fab 1 was completed). According to the agreement, in August
               2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy
               Siliconix's orders. The advanced amount is credited towards the purchase price of wafers. The unused remaining balance of the
               $20,000 ($9,631 as of December 31, 2005) is included in
               designated cash and short-term interest-bearing deposits in the balance sheet. The Company registered liens in favor of Siliconix on the bank account in which the $20,000 was deposited and over the equipment purchased in connection with the transaction.

                                     F - 30

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     E.   OTHER PRINCIPAL AGREEMENTS (cont.)

          (4)  OTHER - The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

     F.   ENVIRONMENTAL AFFAIRS

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
          Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

     G.   CLASS ACTION

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

     H.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel
          Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers
          Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Company's Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were $526,693 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     I.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2005.

                                     F - 31

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - CONVERTIBLE DEBENTURE

     A.   In connection with the rights offering described in Note 13H, the
          Company issued $48,169 principal amount of convertible debentures of which $25,493 was fully paid as of December 31, 2005. The rights were distributed to the Company's shareholders and eligible employees holding options to purchase Ordinary Shares of the Company under share option plans that entitle option holders to participate in a rights offering. The debentures are listed for trade on the Tel-Aviv Stock
          Exchange and on the NASDAQ Capital Market. The debentures bear annual interest at the rate of 5% and are convertible into up to 43,790,272 of the Company's Ordinary Shares. The principal of the debentures, together with accrued interest, will be payable in one installment on
          January 12, 2012. The effective interest rate on the convertible debentures, taking into account the proceeds and related costs of issuance of approximately $1,300, is 5.48%.

          The debentures are convertible into the Company's Ordinary Shares at a conversion price of $1.10 per share. The conversion price is subject to downward adjustment under certain circumstances in which the
          Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December 2006 (or under certain conditions, through June 2007).

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

     B.   Subsequent to the balance sheet date and through the approval date of the financial statements the nominee company acting on behalf of the
          Tel Aviv Stock Exchange Clearing House has requested to convert,
          3,351,854 of the convertible debentures, issued in connection with the
          Company's recent rights offering, into 3,047,140 Ordinary Shares of the Company.

     C.   The beneficial feature according to the provisions of Opinion No. 55
          "EARNINGS PER SHARE" of the Institute of Certified Public Accountants
          in Israel, determined based on the theoretical ex-price derived from the Company's share price immediately prior to the issuance date of the rights, was 19%. According to Opinion No. 55, the number of shares used in the computation of loss per share for the periods presented has been adjusted retroactively according to that beneficial feature.

     D.   Following the initial adoption of Accounting Standard No. 22
          "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" of the Israeli
          Accounting Standards Board (see Note 2P(1)) in the first quarter of
          2006, the Company's convertible debentures would be bifurcated in a manner by which the Company's shareholders' equity would increase by approximately $16,500 and the convertible debentures will be reduced by the same amount. Said amount will be expensed as financing expenses through 2011.

                                     F - 32

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2005 and 2004, the Company had 500,000,000 and
          250,000,000 authorized Ordinary Shares, respectively, par value NIS
          1.00 each, of which 66,932,056 and 65,699,796, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the
          Company as of such dates). As of the approval date of the financial statements, there were 67,189,547 Ordinary Shares issued and outstanding and 58,627,109 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions related to Fab 2
          Wafer Partners and Equity Investors warrants, the exercise of all options granted and issued to non-employees and the conversion of all convertible debentures. Subsequent to the balance sheet date and through the approval date of the financial statements, the nominee company acting on behalf of the Tel Aviv Stock Exchange Clearing House has requested to convert 3,351,854 of convertible debentures, issued in connection with the Company's recent rights offering, into
          3,047,140 Ordinary Shares of the Company, which as of the approval date of the financial statements have not yet been issued. Holders of
          Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS

               (A)  GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the
                    options are granted at an exercise price which equals to not less than 85% of the market value of the Ordinary Shares at the date of grant (in mostly all cases, at an exercise price equal to the market value of the underlying shares at the
                    date of grant); vest over a three to four-year period
                    according to various vesting schedules; and are not
                    exercisable beyond ten years from the grant date under each plan.

               (B)  OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR - In April 2005, the Company's Board of Directors
                    approved the grant of options to purchase up to 1,325,724
                    Ordinary Shares to the Company's new appointed Chief
                    Executive Officer ("CEO"), who was also appointed as a
                    director, which was further approved by the Company's
                    shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company's shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

                                     F - 33

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS
               (cont.)

               (B)  OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR (CONT.)

                    If as a result of equity financings consummated after April
                    30, 2005 (excluding the exercise or conversion of warrants, options, convertible debentures or other rights to acquire the Company's securities outstanding on such date), the
                    CEO's total number of options granted to him through April
                    30, 2007 would represent less than 1.2% of the total number of issued and outstanding shares of the Company as of April
                    30, 2007, additional options will be granted to the CEO to result in a 1.2% holding of the total number of issued and outstanding shares of the Company as of April 30, 2007.

               (C)  OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit
                    Committee, the Board of Directors of the Company and the
                    general meeting of the Company's shareholders approved a
                    stock option plan pursuant to which the Company's directors will be granted options to purchase up to 400,000 Ordinary
                    Shares of the Company (40,000 to each eligible director
                    appointed to the Board of Directors) at an exercise price
                    equal to the market price of the Company's shares on the
                    grant dates. In accordance with this option plan, 120,000
                    options were granted in 2005 to three directors who were
                    appointed in 2005 (40,000 options each) at exercise prices of $1.87, $1.87 and $1.26, which equal the market price of the Company's shares on the grant dates. As of December 31,
                    2005 and 2004, 280,000 and 240,000 options were outstanding under the plan, respectively, with a weighted average
                    exercise price of $5.39 and $8.41, respectively.

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
                    The options may be exercised for a period of three years
                    from the date on which they have become vested. As of
                    December 31, 2005, 16,666 and 14,334 options, respectively, were expired.

                                     F - 34

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS
               (cont.)

               (D)  EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER
                    CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE
                    OFFICER - In March 2003, the Board of Directors of the
                    Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which
                    the Company's former Chairman of the Board of Directors and
                    CEO was granted options to purchase up to 1,043,000 Ordinary
                    Shares of the Company at an exercise price of $2.983, an
                    exercise price which is higher than the Company's share
                    price at the date of the approval by the Board of Directors, and is equivalent to the average closing trading price for the Company's Ordinary Shares during the 30 consecutive
                    trading days preceding the date of board approval of an
                    amendment to the Fab 2 investment agreements. Options
                    granted under the plan vest over a five-year period
                    according to various vesting schedules. Due to the
                    resignation of the Company's former Chairman of the Board of
                    Directors and Chief Executive Officer in May 2005, 625,800
                    options granted to him were fully forfeited and 417,200
                    options were exercisable until May 2006.

               (E)  OPTIONS GRANTED TO FORMER CO-CEOS IN OCTOBER 1998 AND MAY
                    2001 - In October 1998 and May 2001, the Board of Directors
                    of the Company approved share option plans pursuant to which each of the Company's two former Co-Chief Executive Officers was granted options to purchase up to 300,000 and 100,000
                    Ordinary Shares of the Company, respectively, at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. In the framework of the retirement of the former Co-Chief Executive Officers in May 2003, based on their retirement provisions as
                    stipulated in the agreements, the 300,000 options are
                    available for exercise through April 2007. As of December
                    31, 2005, there were 705,000 options exercisable by the
                    former Co-Chief Executive Officers.

               (F)  OPTIONS AVAILABLE FOR GRANT - Under a provision approved in
                    September 2000, as amended in December 2003, by the
                    Company's Board of Directors, on January 1 of each year
                    commencing 2001 and ending 2003 and on each year commencing
                    November 1, 2003 and November 1, 2004, the total number of options available for grant under all the Company's employee share option plans is to be increased by an amount equal to a certain percentage of the outstanding Ordinary Shares of the Company on each such dates, provided that the maximum
                    number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the
                    Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the
                    outstanding Ordinary Shares of the Company. The percentage of the outstanding Ordinary Shares of the Company added for the years 2001, 2002 and 2003 was 4%, and for the years 2004 and 2005 - 3.6%. As of December 31, 2005, an aggregate of
                    1,973,025 options had not yet been granted, and are
                    accordingly available for grant under the general terms
                    described in paragraph (a) above.

                                     F - 35

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2)  SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR
               SHARE OPTIONS

               A summary of the status of all the Company's employee and
               director share option plans as of December 31, 2005, 2004 and
               2003, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see paragraph B(5) below):

                                      2005                           2004                       2003
                           --------------------------        ---------------------       ---------------------
                                            Weighted                       Weighted                    eighted
                           Number of        average           Number       average        Number       average
                             share          exercise         of share      exercise      of share      exercise
                            options          price            options       price         options       price
                           ----------      ----------        ---------      ------       ---------      ------
Outstanding as of
    beginning of year      10,212,920      $     5.71        6,842,442      $ 7.93       4,247,898      $10.79
Granted                     5,000,224            1.54        4,364,954        2.69       3,118,742        4.10
Exercised                          --                          (95,250)       7.00              --
Terminated                    (77,214)          12.45               --                          --
Forfeited                  (2,124,355)           4.99         (899,226)       7.89        (524,199)       8.25
                          -----------                      -----------                 -----------
Outstanding as of
end of year                13,011,575            4.19       10,212,920        5.71       6,842,441        7.93
                          ===========                      ===========                 ===========
Options exercisable
   as of end of year        4,602,447            7.77        3,010,870       10.78       2,008,674       11.60
                          ===========                      ===========                 ===========

                                     F - 36

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2005:

                                                                                       Exercisable as of
                 Outstanding as of December 31, 2005                                   December 31, 2005
  -----------------------------------------------------------------                -------------------------
                                            Weighted
    Range of                                average          Weighted                               Weighted
    exercise             Number            remaining         average              Number             average
     prices            outstanding       contractual life  exercise price        exercisable      exercise price
  -----------            -------              ----            -----                -------             -----
                                           (in years)
   1.00-1.99           4,860,017              9.29             1.54                     --              0.00
   2.00-2.99           2,723,059              7.64             2.33                991,621              2.54
   3.00-3.99           1,317,600              8.59             3.26                344,220              3.26
   4.42-4.92           1,051,350              7.55             4.43                530,396              4.43
   5.00-5.96             118,000              7.11             5.23                 72,412              5.35
   6.00-6.99             714,889              6.50             6.13                437,138              6.09
   7.00-7.99             579,750              1.17             7.01                579,750              7.01
   8.00-8.99             344,887              2.36             8.51                344,887              8.51
  9.063-9.812              8,250              1.09             9.37                  8,250              9.37
  10.00-10.89            612,109              5.23            10.41                612,109             10.41
  11.81-11.81            200,000              5.41            11.81                200,000             11.81
  12.00-13.00             38,350              4.67            12.40                 38,350             12.40
 14.25-17.1875            18,500              4.85            16.16                 18,500             16.16
  18.75-18.75             44,500              4.26            18.75                 44,500             18.75
  20.00-25.00            380,314              4.30            24.48                380,314             24.48
                      ----------                                                 ---------
                      13,011,575                                                 4,602,447
                      ==========                                                 =========

          (4)  WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO
               EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2005, 2004 and 2003 to employees and directors amounted to
               $0.83, $1.53 and $2.18 per option, respectively. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the years 2005,
               2004 and 2003 (all in weighted averages):

                                                   2005            2004           2003
                                                ----------      ----------     ----------
               Risk-free interest rate          3.69%-4.34%     2.84%-3.88%    2.88%-3.22%
               Expected life of options          4.49 years      4.5 years     4.75 years
               Expected annual volatility         54%-69%         65%-82%        55%-74%
               Expected dividend yield              None           None           None

                                     F - 37

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS

               (A)  BANKS - As of December 31, 2005, the Company had granted the
                    Banks an aggregate of 9,561,060 warrants to purchase
                    Ordinary Shares of the Company, at an average exercise price of $1.88 per share, at terms described below, of which
                    9,161,060 were outstanding and 5,028,828 were exercisable as of the approval date of the financial statements.

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 11A(6), the
                    Banks received an aggregate of 400,000 warrants to purchase
                    Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of December 31, 2005, all of these warrants were fully
                    vested. The warrants expired in January 2006.

                    The cost of the warrants issued to the Banks, determined
                    based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $5,466.
                    Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS GRANTED IN DECEMBER 2003 - In December 2003, as
                    part of an amendment to the Facility Agreement, the Banks
                    received an aggregate of 896,596 warrants to purchase
                    Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the
                    amendment with the Banks was signed. As of December 31,
                    2005, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants issued to the Banks, determined
                    based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $3,946.
                    Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS ISSUED IN JULY 2005 - In connection with the July
                    2005 amendment to the Facility Agreement detailed in Note
                    11A(6) above, the Company agreed to issue warrants to the
                    Banks exercisable into an aggregate of 8,264,464 ordinary
                    shares of the Company, with an exercise price of $1.21.
                    One-half, or 4,132,232, of the warrants are exercisable for five years ending in August 2010, and one-half, or
                    4,132,232, of the warrants shall be exercisable for a
                    five-year period commencing on the date on which the Company and its Banks will agree, if at all, upon the rescheduled
                    repayment dates of the new loans of $29,693, as described in
                    Note 11A(6) above.

                    The cost of the currently exercisable 4,132,232 warrants,
                    determined based on the fair value at the grant date in
                    accordance with SFAS 123, amounted to a total of $2,793.
                    Such amount is amortized as deferred financing charges over the term of the new loans of $29,693.

                                     F - 38

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS (cont.)

               (A)  BANKS (cont.)

                    In lieu of paying the exercise price in cash, the Banks are entitled to exercise all their warrants on a "cashless"
                    basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the
                    aggregate exercise price.

               (B)  WARRANTS GRANTED TO A RELATED PARTY - In consideration for
                    TIC's undertaking described in Note 11A(6), the Company
                    issued TIC warrants for the purchase of 58,906 of the
                    Company's Ordinary Shares. The exercise price for the
                    warrants is $6.17 per share, the 15-day average closing
                    price of the Company's Ordinary Shares prior to the date the
                    November 2003 amendment with the Banks described in Note
                    11A(6) was signed. As of December 31, 2005, all of the
                    warrants are fully vested and none of them was exercised.
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

               (C)  WARRANTS ISSUED TO A CANADIAN PENSION FUND - See Note
                    11A(4).

               The Company utilized the Black-Scholes option pricing model to estimate fair values of options and warrants granted to
               non-employees, utilizing the assumptions similar to those
               presented in paragraph B(4) above.

          (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on the fair value at the grant dates for all awards made through December 31, 2005 in accordance with SFAS
               123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:

                                        For the year ended December 31,
                                    ---------------------------------------
                                       2005           2004           2003
                                    ---------      ---------      ---------
PRO FORMA LOSS
Loss for the year, as reported      $(203,082)     $(137,768)     $(114,261)
Less - stock-based compensation
      determined under APB 25              --             --             27
Add - stock-based compensation
      determined under SFAS 123        (4,229)        (3,980)        (8,437)
                                    ---------      ---------      ---------
 Pro forma loss                     $(207,311)     $(141,748)     $(122,671)
                                    =========      =========      =========
BASIC LOSS PER SHARE
As reported                         $   (2.55)     $   (1.79)     $   (2.01)
                                    =========      =========      =========
Pro forma                           $   (2.60)     $   (1.84)     $   (2.16)
                                    =========      =========      =========

                                     F - 39

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

     D.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended (Note 11A(6)), the
          Company undertook not to distribute any dividends prior to January 1,
          2008. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement, mainly the prior approval of the Banks.

     E.   SALE OF SECURITIES - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange,
          Israel NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 9. Together with the convertible debentures the Company issued for no consideration an aggregate of
          552,899 options and 2,211,596 Options (Series 1). As of the approval date of the financial statements, all said options were expired and none were exercised.

          The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately
          $1,750. See Note 20F for the presentation and the accounting treatment of the sale of these securities under U.S. GAAP.

     F.   RIGHTS OFFERING - OCTOBER 2002

          In October 2002, the Company issued in connection with a rights offering done on the Nasdaq and on the Tel-Aviv Stock Exchange in
          Israel 4,097,964 Ordinary Shares of the Company and 1,844,070
          warrants, all of which were outstanding as of December 31, 2005, to purchase Ordinary Shares of the Company, in consideration for aggregate gross proceeds of $20,490. Of these amounts, 4,086,037
          Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430.
          Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006.
          Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     G.   PUBLIC OFFERING - JANUARY 2004

          In January 2004, the Company completed a public offering of its
          Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise in February 2004 of an
          over-allotment option the Company granted the underwriters, the
          Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                                     F - 40

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     H.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on
          December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12,
          2006. Each right entitled its holder to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December
          2006 (or under certain conditions, through June 2007).

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of certain covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. See Note 20G for the presentation of the rights offering in accordance with U.S. GAAP.

                                     F - 41

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                         Year ended December 31,
                                         ----------------------
                                         2005     2004     2003
                                         ----     ----     ----
United States                             64%      60%      73%
Israel                                     7       20        2
Asia Pacific - in 2005 and 2004 -
    primarily Taiwan; in 2003 - only
    Taiwan                                20       11       10
Europe                                     9        9       15
                                         ---      ---      ---
    Total                                100%     100%     100%
                                         ===      ===      ===

     B.   LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the
          Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                      Year ended December 31,
                       --------------------
                       2005    2004    2003
                       ----    ----    ----
Customer A              22%     24%     20%
Customer B              14       5       1
Customer C               2      17       1
Customer D               4       8      24
Customer E               3       6      11
Other customers (*)     27      17      20

          (*)  Represent sales to six different customers each of whom accounted for between 1% and 8% of sales during 2005; to four customers (1%
               -8%) of sales during 2004; and to six customers (0%-9%) during
               2003.

          As of December 31, 2005 and 2004, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

                                     F - 42

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 15      -  FINANCING EXPENSES, NET

     Financing expenses, net consist of the following:

                                                             Year ended December 31,
                                                       ------------------------------------
                                                         2005          2004          2003
                                                       --------      --------      --------
Financial expenses (primarily bank loan interest)      $(35,595)     $(29,709)     $(16,073)
Interest expenses in relation
    to convertible debentures                            (1,249)       (1,233)       (1,198)
Less capitalized interest - Note 5A(3)                       --            --         6,892
                                                       --------      --------      --------
                                                        (36,844)      (30,942)      (10,379)
Financing income (primarily bank deposit interest)        1,193         1,197           553
                                                       --------      --------      --------
Financing expense, net                                 $(35,651)     $(29,745)     $ (9,826)
                                                       ========      ========      ========

NOTE 16 - OTHER INCOME

     In December 2004, the Company entered into a definitive agreement to sell all of its holdings in Saifun Semiconductors Ltd. ("Saifun"), an Israeli
     company which designs and develops memory designs, to a U.S. based private equity investor in consideration for $38,677. In December 2004, shareholders of Saifun exercised their right of first refusal, and accordingly purchased the shares from the Company for said amount. The net gain from the sale of Saifun's shares amounted to $32,377.

NOTE 17 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities as of December
          31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959
          ("Investments Law") (see Note 5B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments programs. Pursuant to the Investments Law and the approval certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25%
          through 2012. Taxable income attributable to Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 34% in 2005 (regular
          "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 5B and 11A(8).

                                     F - 43

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

                                                              As of December 31,
                                                           ------------------------
                                                             2005           2004
                                                           ---------      ---------
DEFERRED TAX BENEFIT - CURRENT
Accrued vacation pay                                       $     464      $     702
Other                                                            109             68
                                                           ---------      ---------
                                                                 573            770
Valuation allowance                                             (573)          (770)
                                                           ---------      ---------
    Total current deferred tax benefit                     $      --      $      --
                                                           =========      =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
    Net operating loss carryforwards                       $ 165,000      $ 112,147
    Research and development                                   2,427          3,213
    Liability for employee rights upon severance                 957            918
                                                           ---------      ---------
                                                             168,384        116,278
    Valuation allowance                                     (118,321)       (75,613)
                                                           ---------      ---------
                                                              50,063         40,665
Deferred tax liability - depreciation and amortization       (50,063)       (40,665)
                                                           ---------      ---------
       Total net long-term deferred tax benefit            $      --      $      --
                                                           =========      =========

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                              Year ended December 31,
                                             ------------------------
                                             2005      2004      2003
                                             ----      ----      ----
Israeli statutory rate                       (34)%     (35)%     (36)%
Reduced tax rate for approved enterprise      14        15        16
Tax benefits for which deferred taxes
    were not recorded                         21        23        23
Permanent differences and other, net          (1)       (3)       (3)
                                             ---       ---       ---
                                              --%       --%       --%
                                             ===       ===       ===

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2005, the Company had net operating loss carryforwards for tax purposes of approximately $825,000, which may be carried forward for an unlimited period of time.

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments under agreement through the year 1998. In addition, the tax assessments for the years
          1999-2001 are deemed final.

                                     F - 44

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

     See Note 20D for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

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

          In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note 8).
          In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in the results of operations on a straight-line basis.
          When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

                                     F - 45

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

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          (1)  As of December 31, 2005 and 2004, there were no outstanding foreign exchange agreements (options) to hedge exposure related to the purchase of machinery and equipment. During 2005, the
               Company did not enter into foreign exchange agreements (options)
               and accordingly there were no results of such agreements during that year. The loss resulted from these agreements in 2004 was immaterial. The agreements resulted in 2003 in a gain of $2,357 of which $1,663 was capitalized to fixed assets.

          (2)  As of December 31, 2005 and 2004, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was
               $292,000, all of which is attributable to Fab 2. These agreements resulted in 2005 and 2004 in a loss of $1,756 and $5,629,
               respectively, and in 2003 in a loss of $5,335, out of which
               $2,547 was capitalized to property and equipment.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2005 and 2004. The fair value of the interest rate hedging transactions as of December 31, 2005 would have resulted in an unrealized capitalizable gain of $1,767 (as of
          December 31, 2004 - an unrealized capitalizable loss of $2,406).

                                     F - 46

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                          As of December 31,
                                                          -------------------
                                                            2005        2004
                                                          -------     -------
Trade accounts receivable                                 $ 5,309     $ 9,054
                                                          =======     =======
Current liabilities                                       $   188     $    12
                                                          =======     =======
Convertible debenture                                     $25,493     $    --
                                                          =======     =======
Long-term liability in respect of customers' advances     $37,785     $40,514
                                                          =======     =======
Other long-term liabilities                               $ 1,102     $   166
                                                          =======     =======

     B.   TRANSACTIONS

                                                   Year ended December 31,
                                             ---------------------------------
                                               2005         2004         2003
                                             --------     --------     -------
Sales                                        $ 33,456     $ 37,521     $13,282
                                             ========     ========     =======
Management fees                              $    120     $    120     $   240
                                             ========     ========     =======
Expenses paid                                $     47     $     60     $    99
                                             ========     ========     =======
Royalties received - Note 11E(2)             $     --     $    875     $   225
                                             ========     ========     =======
Application of customer advances
   towards purchases                         $     --     $    445     $   870
                                             ========     ========     =======
Equity conversion of customer advances -
   Note 11A(5)                               $  1,794     $    539     $    --
                                             ========     ========     =======
Expense reimbursements received              $     --     $     --     $   282
                                             ========     ========     =======
Conversion of customer advances into
   Long-term loans - Note 11A(5)             $    936     $    166     $    --
                                             ========     ========     =======

     C.   For commitments, contingencies and other transactions relating to Fab
          2 Wafer Partner and Equity Investor agreements - see Note 11A.

                                     F - 47

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See H below for the presentation of the Company's balance sheets as of December 31,
     2005 and 2004 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          (1)  SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43,
               CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151,
               "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS
               No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory
               Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on the Company's financial position or results of operations.

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

                                     F - 48

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (cont.)

               In The provisions of SFAS 123(R) apply to all awards to be granted by the Company on or after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When
               initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the
               Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

               Management has commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods. Based on the outstanding options as of December 31, 2005, the total compensation to be amortized in the years 2006-2009 is expected to be approximately $4,200.

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
               Retroactive application is not permitted. The adoption of this
               Standard does not affect the Company's financial position or results of operations.

          (4)  SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS - This
               Statement, published in May 2005, replaces APB Opinion No. 20,
               Accounting Changes, and FASB Statement No. 3, Reporting
               Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the
               pronouncement does not include specific transition provisions.

                                     F - 49

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (4)  SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS (cont.)

               Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in
               accounting principles to all prior periods.

               This Statement defines RETROSPECTIVE APPLICATION as (i) the application of a different accounting principle to prior
               accounting periods as if that principle had always been used, or
               (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines RESTATEMENT as the revisiting of previously issued financial statements to reflect the correction of an error.

               This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principles. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued
               financial statements and a change in accounting estimate. This
               Statement also carries forward the guidance in Opinion 20
               requiring justification of a change in accounting principles on the basis of preferability.

               The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company's financial position or results of operations.

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM
          INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of December 31, 2005, $31,661 was reclassified from current assets to a long-term asset (as of
          December 31, 2004, $53,793 and $5,134 were reclassified, respectively, from current assets and long-term investments to a long-term asset).

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of December 31, 2005 an amount of $13,658 was reclassified from other long-term liabilities to long-term investments
          (as of December 31, 2004 - $16,350).

                                     F - 50

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

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
               The amounts accumulated in other comprehensive income are
               expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31,
               2005 and 2004, the Company had no outstanding foreign exchange agreements.

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
               Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2L), as interest payment become due. For outstanding contracts as of December 31, 2005 and 2004, see Note
               18C(2).

          (3)  Following the commencement of operations of Fab 2 during the third quarter of 2003, $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in correspondence to the economic useful lives of the machinery and equipment.

                                     F - 51

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (4)  Complying with SFAS 133 with respect to the Company's hedging transactions as of December 31, 2005 would have resulted in: an increase in other long-term investments in the amount of $1,767;
               a decrease (for U.S. GAAP purposes only) in other comprehensive loss for the year ended December 31, 2005 in the net amount of
               $5,501; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $1,554; and in a decrease of $3,291 in property and equipment, net as of December
               31, 2005.

     E.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 13B(4)):

                                                        Year ended December 31,
                                                ---------------------------------------
                                                   2005           2004           2003
                                                ---------      ---------      ---------
PRO FORMA LOSS

Loss for the year, as reported according to
      U.S. GAAP (see I below)                   $(203,082)     $(137,768)     $(114,261)
Less - stock-based compensation determined
      under APB 25                                     --             --             27
Add - stock-based compensation
      determined under SFAS 123                    (4,229)        (3,980)        (8,437)
                                                ---------      ---------      ---------
 Pro forma loss                                 $(207,311)     $(141,748)     $(122,671)
                                                =========      =========      =========

BASIC LOSS PER SHARE
As reported according to U.S.
      GAAP (see K below)                        $   (3.06)     $   (2.13)     $   (2.45)
                                                =========      =========      =========

Pro forma                                       $   (3.12)     $   (2.19)     $   (2.63)
                                                =========      =========      =========

                                     F - 52

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     F.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities described in Note 9 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity as of December 31, 2005 and 2004 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S. GAAP for each of the years ended December 31, 2005, 2004 and 2003 would have been immaterial.

     G.   CONVERTIBLE DEBENTURES

          Under U.S. GAAP (SFAS No. 133), an embedded conversion option should be bifurcated and accounted for separately as a derivative instrument, unless the specific requirements for equity classification of the embedded conversion option, as stated in EITF 00-19, are met. EITF
          00-19 provides that an equity classification is appropriate if the settlement criteria set forth therein for such classification are met and that the additional conditions necessary for equity
          classification, set forth therein, are also met. EITF 00-19 also allows for the equity classification of the embedded conversion option in case the necessary additional conditions are not met, only if the contract is a conventional convertible debt instrument. In accordance with EITFs 00-19 and 05-2, a conventional convertible debt instrument is an instrument that provides the holder with an option to convert into a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer), and the ability to exercise that option is based on the passage of time or a contingent event. Convertible debt is not considered conventional when the number of shares the holder converts into is not fixed and can vary based on a contingent future event (other than "standard" antidilution provisions).

          As detailed in Note 13H, the conversion price of the convertible debenture issued by the Company in December 2005 is subject to downward adjustment under certain circumstances; i.e. the number of shares to be issued is not fixed. In addition, the criteria set forth in EITF 00-19 for classification as equity are not met. Accordingly, for purposes of U.S. GAAP, these convertible debentures are to be accounted for under SFAS No. 133 and to be bifurcated with the embedded conversion option treated as a liability.

          Under Israeli GAAP, convertible debentures the future conversion of which is probable as of the balance-sheet date, are presented as a separate line-item between total liabilities and shareholders equity, while according to U.S. GAAP such presentation is not allowed as detailed above.

          Accordingly, as of December 31, 2005 an amount of $25,493 was reclassified from that separate line-item to convertible debentures
          (under total long-term liabilities).

                                     F - 53

             TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (dollars in thousands, except share data and per share data)

NOTE 20  -   MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

             H.  Balance Sheets in Accordance with U.S. GAAP

                                                                                  AS OF DECEMBER 31, 2005                    AS OF DECEMBER 31, 2004
                                                                           -------------------------------------      ---------------------------------------
                                                                  U.S.      AS PER                       AS PER         AS PER                       AS PER
                                                                  GAAP      ISRAELI        ADJUST-        U.S.         ISRAELI        ADJUST-         U.S.
                                                                 REMARK      GAAP           MENTS         GAAP           GAAP          MENTS          GAAP
                                                                  ----     ---------      --------     ---------      ---------      ---------      ---------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                             $   7,337      $            $   7,337      $  27,664      $              $  27,664
     DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS      B          31,661       (31,661)           --         53,793        (53,793)            --
     TRADE ACCOUNTS RECEIVABLE:
       RELATED PARTIES                                                         5,309                       5,309          9,054                         9,054
       OTHERS                                                                 11,467                      11,467         10,232                        10,232
     OTHER RECEIVABLES                                                         9,043                       9,043         11,365                        11,365
     INVENTORIES                                                              24,376                      24,376         25,669                        25,669
     OTHER CURRENT ASSETS                                                      1,048                       1,048          1,818                         1,818
                                                                           ---------      --------     ---------      ---------      ---------      ---------
        TOTAL CURRENT ASSETS                                                  90,241       (31,661)       58,580        139,595        (53,793)        85,802
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
       DESIGNATED FOR FAB 2 OPERATIONS                             B              --                          --          5,134         (5,134)            --
     OTHER LONG-TERM INVESTMENT                                   C, D            --        15,425        15,425             --         16,350         16,350
                                                                           ---------      --------     ---------      ---------      ---------      ---------
                                                                                  --        15,425        15,425          5,134         11,216         16,350
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   PROPERTY AND EQUIPMENT, NET                                     D         510,645        (3,291)      507,354        609,296         (4,619)       604,677
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS                           B              --        31,661        31,661             --         58,927         58,927
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   OTHER ASSETS, NET:
     TECHNOLOGY                                                               61,441                      61,441         76,950                        76,950
     OTHER                                                         F          16,359          (196)       16,163         16,533           (196)        16,337
                                                                           ---------      --------     ---------      ---------      ---------      ---------
                                                                              77,800          (196)       77,604         93,483           (196)        93,287
                                                                           =========      ========     =========      =========      =========      =========

        TOTAL ASSETS                                                       $ 678,686      $ 11,938     $ 690,624      $ 847,508      $  11,535      $ 859,043
                                                                           =========      ========     =========      =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY                                               0                                          0

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG-TERM DEBT                                  $  21,103      $            $  21,103      $      --      $              $      --
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                  F           6,453          (640)        5,813             --                            --
     TRADE ACCOUNTS PAYABLE                                                   59,741                      59,741         65,326                        65,326
     OTHER CURRENT LIABILITIES                                                 8,972                       8,972         10,678                        10,678
                                                                           ---------      --------     ---------      ---------      ---------      ---------
        TOTAL CURRENT LIABILITIES                                             96,269          (640)       95,629         76,004             --         76,004

   LONG-TERM DEBT                                                            497,000                     497,000        497,000                       497,000

   CONVERTIBLE DEBENTURES                                         F, G        19,358        23,574        42,932         26,651         (2,559)        24,092

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                                  59,621                      59,621         64,428                        64,428

   OTHER LONG-TERM LIABILITIES                                    C, D        11,012        13,658        24,670         15,445         18,756         34,201
                                                                           ---------      --------     ---------      ---------      ---------      ---------
        TOTAL LIABILITIES                                                    683,260        36,592       719,852        679,528         16,197        695,725
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   CONVERTIBLE DEBENTURES                                          G          25,493       (25,493)           --             --             --             --
                                                                           ---------      --------     ---------      ---------      ---------      ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
       500,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
        ISSUED 68,232,056 AND 66,999,796 SHARES, RESPECTIVELY                 16,548                      16,548         16,274                        16,274
     ADDITIONAL PAID-IN CAPITAL                                    F         522,237         2,363       524,600        517,476          2,363        519,839
     SHAREHOLDER RECEIVABLES                                                     (26)                        (26)           (26)                          (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                          D              --        (1,554)       (1,554)            --         (7,055)        (7,055)
     ACCUMULATED DEFICIT                                                    (559,754)           30      (559,724)      (356,672)            30       (356,642)
                                                                           ---------      --------     ---------      ---------      ---------      ---------
                                                                             (20,995)          839       (20,156)       177,052         (4,662)       172,390
     TREASURY STOCK, AT COST - 1,300,000 SHARES                               (9,072)                     (9,072)        (9,072)                       (9,072)
                                                                           ---------      --------     ---------      ---------      ---------      ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                 (30,067)          839       (29,228)       167,980         (4,662)       163,318
                                                                           =========      ========     =========      =========      =========      =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 678,686      $ 11,938     $ 690,624      $ 847,508      $  11,535      $ 859,043
                                                                           =========      ========     =========      =========      =========      =========

                                     F - 54

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     I.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (D above) and APB 14 (F above)
          would not have materially affected the results of operations for the years ended December 31, 2005, 2004 and 2003.

     J.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

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
          GAAP:

                                                     Year ended December 31,
                                             --------------------------------------
                                                2005           2004           2003
                                             ---------      ---------      ---------
Loss for the year according to U.S. GAAP     $(203,082)     $(137,768)     $(114,261)

Other comprehensive loss:
    Amortization of unrealized
       losses on derivatives                     1,328          1,328            664
    Unrealized gains on derivatives              4,173          7,514          1,276
                                             ---------      ---------      ---------
Net comprehensive loss for the year          $(197,581)     $(128,926)     $(112,321)
                                             =========      =========      =========

                                     F - 55

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described above), the basic and diluted loss per share would be:

                             Year ended December 31,
                           ----------------------------
                            2005       2004       2003
                           ------     ------     ------
Basic loss per share       $(3.06)    $(2.13)    $(2.45)
                           ======     ======     ======

Diluted loss per share     $(3.06)    $(2.13)    $(2.45)
                           ======     ======     ======

          For the purpose of U.S. GAAP, the beneficial feature attributed to the rights offering that retroactively adjusted loss per share under
          Israeli GAAP, as described in Note 12C, was eliminated since such accounting treatment is not allowed by U.S. GAAP.

          The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2005,
          2004 and 2003 in accordance with U.S. GAAP. The loss per share for each year presented according to U.S. GAAP may differ from the corresponding amount under Israeli GAAP due to different methods for determining the weighted average number of ordinary shares outstanding and the loss used to compute loss per share. According to Israeli
          GAAP, the weighted average number of ordinary shares outstanding for each year presented include retroactive effect from the beginning of each year of shares issued upon exercise of share options and warrants
          ("Exercise") and upon conversion of convertible debentures
          ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable
          Conversion. Israeli GAAP further provide that loss per ordinary share is to be calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financial expenses in relation to converted debentures or on probable Conversion. According to U.S. GAAP, the amount of shares underlying the options and warrants is accounted for according to the treasury method, regardless of the probability of the exercise of the options and warrants, and the amount of shares underlying convertible debentures is accounted for by application of the if-converted method. According to Israeli GAAP, the loss to compute basic loss per share should include imputed interest income on the exercise price of options and warrants exercised during the year and of probable Exercise and probable Conversion, an inclusion which is not allowed under U.S. GAAP.

                                     F - 56

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

          RECONCILIATION FOR 2005:

                                                  Year ended December 31, 2005
                                              -----------------------------------
                                                              Shares
                                                Loss       (in thousands) Per-share
                                             (numerator)   (denominator)   amount
                                              ---------      ---------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders       $(203,082)        66,371     $(3.06)
                                                                           ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                -              -
Options and warrants                                  -              -
                                              ---------      ---------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions     $(203,082)        66,371     $(3.06)
                                              =========      =========     ======

          Options and warrants to purchase 28,437,207 Ordinary Shares at an average exercise price of $4.23 per share were outstanding as of
          December 31, 2005 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2005 expire between January 2006 and November 2015 (weighted average remaining contractual life of 5.02 years), were still outstanding as of such date. Convertible debentures, convertible into 25,872,523 Ordinary Shares, were outstanding as of December 31, 2005 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. Of that amount, 2,697,068 convertible debentures may be converted into Ordinary Shares until December 31, 2008, and the remaining 23,175,455 convertible debentures may be converted into
          Ordinary Shares until December 2011.

          RECONCILIATION FOR 2004:

                                                 Year ended December 31, 2004
                                              -----------------------------------
                                                              Shares
                                                Loss       (in thousands) Per-share
                                             (numerator)   (denominator)   amount
                                              ---------      ---------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders       $(137,768)        64,633     $(2.13)
                                                                           ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                               --             --
Options and warrants                                 --             --
                                              ---------      ---------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions     $(137,768)        64,633     $(2.13)
                                              =========      =========     ======

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

                                     F - 57

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

          RECONCILIATION FOR 2003:

                                                  Year ended December 31, 2003
                                              -----------------------------------
                                                              Shares
                                                Loss       (in thousands) Per-share
                                             (numerator)   (denominator)   amount
                                              ---------      ---------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders       $(114,261)        46,710     $(2.45)
                                                                           ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                               --             --
Options and warrants                                 --             --
                                              ---------      ---------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions     $(114,261)        46,710     $(2.45)
                                              =========      =========     ======

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

     L.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for each of the years ended December 31, 2005,
          2004 and 2003.

                                     F - 58

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 13 day of July, 2006.

                                                  TOWER SEMICONDUCTOR LTD.

                                                  BY: /s/ Russell C. Ellwanger
                                                  ----------------------------
                                                  Russell C. Ellwanger
                                                  Chief Executive Officer

                                       98