Form 20-F
period 2006-12-31
TOWER SEMICONDUCTOR LTD
filed 2007-06-25
CIK 928876

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM 20-F
                             ----------------------

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006     COMMISSION FILE NUMBER: 0-24790

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

         TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED

Ordinary Shares, par value New Israeli           NASDAQ Global Market

      Shekels 1.00 per share

      Convertible Debentures                     NASDAQ Capital Market

              SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                         SECTION 12(G) OF THE ACT: None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(D) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 100,752,767 Ordinary Shares

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

                               Yes [_]     No [X]

     This annual report on Form 20-F includes certain "forward-looking"
statements within the meaning of Section 21E of the Securities Exchange Act of
1934. The use of the words "projects," "expects," "may," "plans" or "intends,"
or words of similar import, identifies a statement as "forward-looking". There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at "Item 3. Key
Information--Risk Factors".

                                  ------------

     We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in
Israel ("Israeli GAAP"). Israeli GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America
("US GAAP"). The effect of the application of the latter on the financial position and results of operations as of the dates and for the years presented herein is summarized in Note 19 to our consolidated financial statements included herein. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

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

                                      (i)

                                               TABLE OF CONTENTS

PART I                                                                                                 1

         ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                            1

         ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                          1

         ITEM 3.      KEY INFORMATION                                                                  1

         ITEM 4.      INFORMATION ON THE COMPANY                                                      19

         ITEM 4A.     UNRESOLVED STAFF COMMENTS                                                       33

         ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                    33

         ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                      53

         ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                               63

         ITEM 8.      FINANCIAL INFORMATION                                                           65

         ITEM 9.      THE OFFER AND LISTING                                                           65

         ITEM 10.     ADDITIONAL INFORMATION                                                          66

         ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                      75

         ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                          78

         ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                 79

         ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS    79

         ITEM 15.     CONTROLS AND PROCEDURES                                                         79

         ITEM 16.     [RESERVED]                                                                      79

         ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT                                                79

         ITEM 16B.    CODE OF ETHICS                                                                  79

         ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES                                          80

         ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                      80

         ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS          80

PART III                                                                                              80

         ITEM 17.     FINANCIAL STATEMENTS                                                            80

         ITEM 18.     FINANCIAL STATEMENTS                                                            80

         ITEM 19.     EXHIBITS                                                                        81

                                      (ii)

                                     PART I

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

     We derived the selected statement of operations data and other financial data for the years ended December 31, 2006, 2005 and 2004, and selected balance sheet data as of December 31, 2006 and 2005 from the audited financial statements in this annual report. Those financial statements were prepared in accordance with Israeli GAAP and audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm.
We derived the selected statement of operations data and other financial data for the years ended December 31, 2003 and 2002 and the selected balance sheet data as of December 31, 2004, 2003 and 2002 from our audited financial statements that are not included in this annual report, which were prepared in accordance with Israeli GAAP. The differences between statements of operations and balance sheet data in accordance with US GAAP and the respective data in accordance with Israeli GAAP are presented below. See also note 19 to our audited financial statements in this annual report. Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

                                                              YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------
                                            2006          2005          2004          2003          2002
                                         ---------     ---------     ---------     ---------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA IN
ACCORDANCE WITH ISRAELI GAAP:

Revenues                                 $ 187,438     $ 101,991     $ 126,055     $  61,368     $  51,801
Cost of Sales                              267,390       238,358       228,410       122,395        67,022
                                         ---------     ---------     ---------     ---------     ---------
Gross loss                                 (79,952)     (136,367)     (102,355)      (61,027)      (15,221)
Research and development                    14,984        16,029        17,053        20,709        17,031
Marketing, general and administrative       24,512        17,418        21,297        22,615        17,091
                                         ---------     ---------     ---------     ---------     ---------
Operating loss                            (119,448)     (169,814)     (140,705)     (104,351)      (49,343)
Financing expense, net                     (48,148)      (35,651)      (29,745)       (9,826)       (2,104)
Gain on debt restructuring                  80,071            --            --            --            --
                                         ---------     ---------     ---------     ---------     ---------
Other income (expense), net                    597         2,383        32,682           (84)           45
                                         ---------     ---------     ---------     ---------     ---------
Loss for the year                        $ (86,928)    $(203,082)    $(137,768)    $(114,261)    $ (51,402)
                                         =========     =========     =========     =========     =========
Basic loss per ordinary share            $   (1.05)    $   (3.06)    $   (2.13)    $   (2.45)    $   (1.63)
                                         =========     =========     =========     =========     =========
OTHER FINANCIAL DATA:
Depreciation and amortization            $ 154,794     $ 144,852     $ 121,067     $  54,611     $  18,821

                                                                                YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------------
                                                              2006         2005          2004         2003         2002
                                                           ---------    ---------     ---------    ---------    ---------
                                                                                   (IN THOUSANDS)

SELECTED BALANCE SHEET DATA IN
ACCORDANCE WITH ISRAELI GAAP:
Cash and cash equivalents, including short-term
   interest-bearing deposits and designated cash           $  40,940    $  38,998     $  81,457    $  56,490    $  69,695
Working capital                                               36,581       (6,028)       63,591       50,492       21,927
Total assets                                                 699,718      678,686       847,508      788,335      716,261
Current maturities of long-term debt and other
   short-term debt                                                --       21,103            --           --        4,000
Current maturities of convertible debentures                   6,632        6,453            --           --           --
Long-term debt from banks                                    356,947      497,000       497,000      431,000      253,000
Convertible debentures                                        62,175       44,851        26,651       25,783       24,121
Long-term liabilities in respect of customers' advances       46,042       59,621        64,428       46,347       47,246
Shareholders' equity (deficit)                               132,990      (30,067)      167,980      229,457      298,334
Weighted average number of ordinary shares outstanding
   (*)                                                        82,581       66,371        64,717       46,710       31,523
Number of shares issued and outstanding (*)                  100,752       66,932        65,700       51,696       43,436

---------------------------------

(*)  Net of 1,300,000 treasury shares.

                                                                               AS OF DECEMBER 31
                                                       -----------------------------------------------------------------
                                                           2006         2005          2004          2003          2002
                                                       ---------     ---------     ---------     ---------     ---------
                                                                                 (IN THOUSANDS)

RECONCILIATION TO US GAAP:
TOTAL ASSETS

According to Israel GAAP                               $ 699,718     $ 678,686     $ 847,508     $ 788,335     $ 716,261
The effect of:
Presentation of long-term liabilities in respect of
   employees                                              13,535        13,658        16,350        14,607        12,368
Hedging activities                                          (203)       (1,524)       (4,619)       (5,947)       (5,727)
Sale of convertible debentures                             1,082          (196)         (196)         (196)         (196)
                                                       ---------     ---------     ---------     ---------     ---------
According to US GAAP                                     714,132     $ 690,624     $ 859,043     $ 796,799     $ 722,706
                                                       =========     =========     =========     =========     =========

SHAREHOLDERS' EQUITY (DEFICIT)

According to Israel GAAP                               $ 132,990     $ (30,067)    $ 167,980     $ 229,457     $ 298,334
The effect of:
Hedging activities                                          (203)       (1,524)       (7,025)      (15,867)      (17,807)
Facility Agreement                                       (75,483)           --            --            --            --
Proceeds on account of share capital                          --            --            --       (16,428)           --
Issuance of warrants                                       3,088            --            --            --            --
Sale of convertible debentures                           (20,876)        2,363         2,363         2,363         2,363
                                                       ---------     ---------     ---------     ---------     ---------
According to US GAAP                                   $  39,516     $ (29,228)    $ 163,318     $ 199,525     $ 282,890
                                                       =========     =========     =========     =========     =========

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

RISKS AFFECTING OUR BUSINESS

IF WE DO NOT HAVE SUFFICIENT FUNDS TO FULLY EQUIP FAB 2 AND/OR IF WE DO NOT
COMPLETE THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF
PRODUCTION IN FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

     Fab 2 production capacity as of May 31, 2007 was approximately 21,000 wafers per month. In March 2006, our board of directors approved a plan to ramp-up Fab 2 production capacity to approximately 24,000 wafers per month which we are currently implementing. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in
Fab 2's production levels above 24,000 wafers per month is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We have not commenced, and there can be no assurance when or if we will commence, the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to exceed 24,000 wafers per month.
The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers' production demands and as a result we may lose customers and may not attract new ones. In addition, if we do not execute the acquisition, installation and equipping necessary in order for production at our
Fab 2 facility to exceed 24,000 wafers per month or otherwise cannot successfully complete the ramp-up of Fab 2, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results. In order to fully ramp-up Fab 2 from approximately 24,000 wafers per month, we currently estimate we would need to raise approximately up to $120 million, including the approximately $40 million raised in our June 2007 private placement (see Item 4 -"Recent Developments"). We will also need to continue to develop new process technologies in order to suit our customers'
needs. In addition, we have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

IF THE INVESTMENT CENTER WILL NOT APPROVE OUR REQUEST FOR A NEW EXPANSION
PROGRAM, WE WOULD BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES TO COMPLETE
THE RAMP-UP OF FAB 2, WHICH MAY NOT BE AVAILABLE. OUR NOT COMPLETING INVESTMENTS
IN THE AMOUNT OF $1.25 BILLION BY THE END OF 2005 MAY RESULT IN THE INVESTMENT
CENTER REQUIRING US TO REPAY ALL OR A PORTION OF THE GRANTS ALREADY RECEIVED,
AND IF WE ARE UNABLE TO REFUND SUCH GRANTS, WE MAY HAVE TO CEASE OUR OPERATIONS.

     In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor
(Investment Center) under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of May 31, 2007, we received a cumulative amount of approximately $165 million in grants from the Investment Center in relation to Fab 2. Our eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received. We did not complete investments in the amount of
$1.25 billion by the end of 2005, mainly since we reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. Under
Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 may permit the Investment Center to require us to repay all or a portion of grants already received. We have been holding discussions with the
Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence as of January 1, 2006. During the period from
January 1, 2006 until December 31, 2006, we have invested approximately $150 million in Fab 2 plant and equipment. In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing January 1, 2006. Currently, we cannot estimate when we will receive a formal response to our request for a new expansion program to commence as of January 1, 2006 or if the Investment Center will approve our request. If the Investment Center will not approve our request for a new expansion program, we would be required to obtain alternative financing sources to further ramp-up
Fab 2 capacity from approximately 24,000 wafers per month, which may not be available. While there can be no assurance that we will obtain the Investment
Center's approval for the new expansion program, we believe that it is improbable that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005. If we would have to repay the
Investment Center all or a portion of grants already received, we would need to seek financing sources to refund the grants we received and if we do not succeed in finding such financing sources, we may have to cease our operations.

IF OUR FUTURE OPERATIONS DO NOT INCREASE OR IF WE FAIL TO RAISE ADDITIONAL
FUNDING, WE MAY BE UNABLE TO REPAY OUR DEBT ON A TIMELY BASIS.

     There is no assurance that our future operations will increase or that we will succeed in raising additional funding required for the completion of the ramp up of Fab 2 and the repayment of our short-term and long-term debt, which consists mainly of bank debt, trade accounts payable and convertible debentures.
As a result, our ramp-up of Fab 2 may be delayed and we may be unable to repay on time, or repay at all our short-term and long-term debt, which may significantly harm our financial results or cause us to cease our operations. In accordance with our amended facility agreement with Bank Hapoalim B.M. and Bank
Leumi Le-Israel B.M., our banks, we are required to repay principal in the amount of approximately $369 million in 12 quarterly installments between
September 2009 and June 2012. In the event that we will not be in compliance with the repayment schedule set forth in our amended facility agreement and we are unsuccessful in negotiating a revised repayment schedule or our banks do not waive our non-compliance, pursuant to the terms of our amended facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our credit amended facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company. In addition, we cannot assure you that in the event we have liquidity problems we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers, or negotiating revised repayment schedules of our other debt, including our outstanding debentures.

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

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE
FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES FOR US
TO REDUCE OUR LOSSES.

     We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to reduce our losses. We began construction of Fab 2 in 2001 and
Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses that have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to continue to operate at a loss for the foreseeable future, which may adversely affect our business and company.

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

     o    Timing for designing and the qualification of new products; and

     o    New accounting rules affecting our results.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company, including our operating results, financial condition and ability to maintain our operations.

IF WE WILL NOT SUCCESSFULLY REGISTER THE SECURITIES WE ISSUED IN OUR JUNE 2007
PRIVATE PLACEMENT FOR TRADE ON THE TEL AVIV STOCK EXCHANGE, WE MAY NOT HAVE
ADEQUATE LIQUIDITY TO MEET OUR SHORT-TERM ACTIVITIES AND LIABILITIES, UNLESS WE
RAISE ALTERNATIVE FUNDS.

     Under the terms of our June 2007 Private Placement to Israeli investors
(see Item 4. Information on the Company -A. History and Development of the
Company - Recent Developments) we may be required to redeem a portion or all of the securities if a prospectus allowing the face trade of such securities is not declared effective within 90 days of the Offering. In such event, we may not have adequate liquidity to meet our short-term activities and liabilities, unless we raise alternative funds, which may include grants from the Investment
Center, sales of our equity and/or debt securities, wafer prepayments from our customers or increased cash flow from operations.

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
Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

OUR SALES CYCLES MAY BE LONG AND, AS A RESULT, ORDERS RECEIVED MAY NOT MEET OUR
EXPECTATIONS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

DEMAND FOR OUR FOUNDRY SERVICES IS DEPENDENT ON THE DEMAND IN OUR CUSTOMERS' END
MARKETS.

     We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

IF WE DO NOT MAINTAIN OUR CURRENT CUSTOMERS AND ATTRACT ADDITIONAL CUSTOMERS,
OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     During the three months ended March 31, 2007, approximately 61% of our business was generated by five significant customers that contributed 33%, 11%,
7%, 5% and 5% of our revenue, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers for the foreseeable future. Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenue in a timely manner, which could harm our financial results.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF
OUR REVENUES.

     From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that for the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

IF WE DO NOT RECEIVE ORDERS FROM OUR WAFER PARTNERS, WE MAY HAVE EXCESS
CAPACITY.

     We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are
SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International
Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab
2 capacity. Furthermore, we have committed to reserve for SanDisk volume quantities of 0.13 micron wafers during 2007 and 2008 and have granted SanDisk a right of first refusal on a portion of our expected 0.13 micron manufacturing capacity in 2009. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

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

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE BUSINESS TO OUR COMPETITORS.

     The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs.
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

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE
CONSEQUENCES.

     We have a large amount of long-term debt, which could have significant negative consequences. As of May 31, 3007, we had approximately $369 million of bank debt and approximately $95 million of convertible debt. Our current and future indebtedness could have significant negative consequences, including:

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

IF WE FAIL TO SATISFY THE COVENANTS SET FORTH IN OUR AMENDED CREDIT FACILITY,
OUR BANKS WILL BE ABLE TO CALL OUR LOANS.

     Our credit facility, under which we are required to repay principal in the amount of approximately $369 million, requires that we comply with certain financial ratios and covenants. Should we fail to comply with our revised ratios and covenants, and our banks do not waive our non-compliance, pursuant to the terms of the credit facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY
BORROW FROM OUR BANKS.

     Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were approximately $369 million), which may have a material adverse effect on our business, financial condition and results of operations.

IF WE EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT
PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS, OUR
BUSINESS WILL BE ADVERSELY AFFECTED.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We have from time to time experienced production difficulties that have caused delivery delays or returns and lower than expected device yields. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. Any of these problems could seriously harm our operating results, financial condition and ability to maintain our operations.

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

OUR EXPOSURE TO INFLATION AND CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS
MAY INCREASE OUR COST OF OPERATIONS.

     Almost all of our cash generated from operations and our financing and investing activities is denominated in US dollars and New Israeli Shekels, or
NIS. Our expenses and costs are denominated in NIS, US dollars, Japanese Yen and
Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

     The dollar amount of our operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the
NIS in relation to the US dollar. Outstanding principal and interest on some of our debentures is linked to the Israeli consumer price index (CPI) and therefore, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar, or if the timing of such devaluation lags behind inflation in Israel. In addition, the devaluation of the
US dollar against the NIS raises our US dollar costs of operation, which is denominated in NIS.

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
However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations and inflation, which may increase the cost of our operating and financing activities.

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO
MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

     We depend on third party intellectual property in order for us to provide certain foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers'
products could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

FAILURE TO COMPLY WITH THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR TO
DEFEND OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

     Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently a plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business.

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
If we fail to obtain certain licenses or if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

     As of March 31, 2007, we held 61 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

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

POSSIBLE PRODUCT RETURNS COULD HARM OUR BUSINESS.

     Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers' prior agreed upon specifications. Product returns in excess of established provisions, if any, may have an adverse effect on our business and financial condition.

WE MAY BE REQUIRED TO REPAY GRANTS TO THE INVESTMENT CENTER THAT WE RECEIVED IN
CONNECTION WITH FAB 1.

     We received grants and tax benefits for Fab 1 under the government of
Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed with the Investment Center that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for 2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for 2004, subject to prevailing market conditions, we will, if demanded by the Investment Center, be required to repay the Investment
Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately $2.5 million.

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

     We have made substantial sales to customers located in Asia-Pacific and in
Europe. Because of our international operations, we are vulnerable to the following risks:

     o    we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

     o    the need to comply with foreign government regulation;

     o    general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade
          relationships;

     o    natural disasters affecting the countries in which we conduct our business;

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

ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING PLANS AND
ARRANGEMENTS AND THE TERMS OF OUTSTANDING SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES MAY DILUTE THE INTEREST OF OUR SHAREHOLDERS. WE MAY ALSO
ISSUE IN THE FUTURE ADDITIONAL SHARES AND/OR SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES.

     As of May 31, 2007 we had approximately 122.2 million ordinary shares outstanding and have outstanding securities convertible or exercisable into up to approximately 248.7 million ordinary shares including: (i) up to 26.6 million ordinary shares issueable upon the conversion of our 2005 outstanding convertible debentures held by some of our major shareholders and others at a conversion rate of $1.10; (ii) 8.3 million warrants issued to our banks with an exercise price of $1.21; (iii) 24.3 million warrants with an exercise price of approximately $1.70; (iv) up to 24.2 million ordinary shares issueable upon the conversion of our 2006 outstanding convertible debentures at a conversion rate of approximately $2.00; (v) 9.4 million warrants with an exercise price of
$2.04; (vi) 5.2 million warrants with an exercise price of approximately $$2.3;
and (vii) 30.7 million employee and director options with a weighted average exercise price of $1.86 (including options granted to our CEO). Additionally, in
September 2006, we issued equity equivalent capital notes to our banks and to
Israel Corp., which are convertible for no additional consideration, into approximately 52 million and 65.8 million of our ordinary shares, respectively.

     We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis, for purchase orders placed through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last day of the relevant quarter. As of May 31, 2007, we had issued approximately 6 million of our ordinary shares to SanDisk
Corporation and approximately 2.6 million ordinary shares to Alliance
Semiconductor upon conversion of approximately $14 million of wafer credits. We expect that up to approximately $2.7 million of these credits may be further converted into our ordinary shares. Following the reduction of the interest rate applicable to the quarterly actual interest payments on our outstanding loans to our banks following the closing of the September 2006 amendment to our facility agreement, we have agreed to issue shares or convertible securities to our banks in January 2011.

     Our audit committee and board of directors and shareholders approved the grant of options to our CEO, such that during the 24 month period ending in May
2008, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis. Our board of directors further approved the allocation of additional options to be made available for grant to our employees if the total number of employee options, including the options to our CEO, during a 24 month period ending in May 2008 will represent less than 8% of our shares on a fully diluted basis.

     If we obtain Investment Center approval for an expansion plan (see Item 3.
Key Information - Risk Factors - Risk Affecting Our Business - "If the
Investment Center will not approve our request for a new expansion program,..."), we will still need to raise considerable additional funds from other sources to finance the ramp-up of Fab 2 to exceed capacity of 24,000 wafers per month, should we decide to further increase Fab 2's capacity, for which we currently estimate we would need to raise approximately up to $120 million to fully ramp-up Fab 2, including the approximately $40 million raised in our June 2007 private placement.

     In connection with these financings, we may issue shares or securities convertible into shares, which may materially dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE MAY LOWER
THE PRICE OF OUR ORDINARY SHARES.

     Of our approximately 122.2 million outstanding ordinary shares as of May
31, 2007, approximately 59.2 million are freely tradable and held by non-affiliates under US securities laws. In addition, certain of our affiliates
(Israel Corp., SanDisk Corporation, Alliance Semiconductor, and Macronix
International) hold approximately 44.2 million of our shares, of which (i)
approximately 3.3 million are registered for resale and are therefore freely tradable under US securities laws, (ii) approximately 37.1 million are currently eligible for sale subject to the time, volume and manner of sale limitations of
Rule 144 promulgated under the US Securities Act of 1933, as amended, and (iii)
approximately 3.8 million shares held by SanDisk Corporation, will become eligible for sale subject to the volume and manner of sale limitations of Rule
144 during 2007and 2008. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. As of May 31,
2007 up to approximately 26.6 million additional shares issuable upon the conversion of our 2005 convertible debentures are held by non-affiliates or are registered for resale and are therefore freely tradable under US securities laws. In addition, approximately (i) 9.2 million shares issuable upon the exercise of warrants we granted to our banks and (ii) approximately 18.8 million shares issued in our March 2007 private placement, as well as approximately 28.2 million shares issuable upon exercise of warrants issued in such transaction, are registered for resale and are therefore freely tradable under US securities laws. The additional up to: (i) approximately 29.7 million shares issuable upon the conversion and/or exercise of the securities sold in our June 2006 public offering in Israel and (ii) approximately 5.2 million shares issuable upon exercise of warrants sold in private placements completed in November 2006 are freely tradeable in normal trading transactions in the United States.
Furthermore, we have filed a registration statement covering the resale of an additional up to approximately 117.8 million shares issuable upon the conversion of equity equivalent convertible capital notes issued to our banks and Israel
Corp. and if declared effective, such shares would be freely tradeable under US securities laws. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

OUR PRINCIPAL SHAREHOLDERS COLLECTIVELY OWN A CONTROLLING INTEREST IN US AND
WILL BE ABLE TO EXERCISE THEIR VOTING RIGHTS IN WAYS WHICH MAY BE ADVERSE TO THE
INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of, May 31, 2007 our major wafer partners and Israel Corp. collectively owned approximately 36% of our outstanding shares. In the event Israel Corp.
would exercise its equity convertible capital notes, our major wafer partners and Israel Corp. would collectively own approximately 58.5% % of our outstanding shares. Under our articles of association, two shareholders holding together 33%
of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

THE PAYMENT OF THE REDEMPTION AMOUNT ON ACCOUNT OF OUR OUTSTANDING DEBENTURES IS
SUBORDINATED TO OUR INDEBTEDNESS TO OUR BANKS AND OBLIGATIONS TO SECURED
CREDITORS.

     The payment of the redemption amount on account of our outstanding debentures is subordinated to the prior payment of all amounts payable by us to our banks under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor
related to approximately $165 million in grants received as of May 31, 2007 under the Investment Center's "Approved Enterprise" program in relation to Fab
2, to a first ranking charge in favor of Siliconix Technology C.V., on approximately $20 million of equipment purchased in connection with the performance of our obligations under our agreement with Siliconix and to a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment purchased in connection with the performance of our obligations under our agreement with SanDisk Corporation. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to our outstanding debentures. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of our debentures then outstanding. In addition, we are not permitted under the terms of our facility agreement to make a payment on account of the debentures if on the date of such payment an "Event of Default" exists under our credit facility agreement.

WE MAY INCUR ADDITIONAL INDEBTEDNESS.

     Although we are limited by the covenants in our credit facility agreement with our banks, we could enter into certain transactions that would increase the amount of our outstanding indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

     All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with
Israel have, in the past, been the subject of an economic boycott. Although
Israel has entered into various agreements with Egypt, Jordan and the
Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

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

OUR OPERATIONS MAY BE AFFECTED BY NEGATIVE ECONOMIC CONDITIONS IN ISRAEL.

     Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, Israel has experienced several general strikes and other work stoppages, affecting banks, government offices, airports and ports. These strikes have had an adverse effect on the Israeli economy and on businesses, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS
A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2007. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

IF WE ARE CONSIDERED TO BE A PASSIVE FOREIGN INVESTMENT COMPANY, EITHER
PRESENTLY OR IN THE FUTURE, US HOLDERS WILL BE SUBJECT TO ADVERSE US TAX
CONSEQUENCES.

     We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, US or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income.
Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a US Holder does not make an election to treat us as a
"qualified electing fund," or QEF, or a "mark to market" election, "excess distributions" to a US Holder, and any gain recognized by a US Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our
PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our US
Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a
US Holder to make a timely QEF election, unless the US Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. US
Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for US Holders who made a timely QEF or mark-to-market election.

IT MAY BE DIFFICULT TO ENFORCE A US JUDGMENT AGAINST US, OUR OFFICERS AND
DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT US
SECURITIES LAW CLAIMS IN ISRAEL.

     We are incorporated in Israel. Most of our executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in US or Israeli courts based on the civil liability provisions of the US Federal securities laws. Additionally, it may be difficult for you to enforce civil liabilities under US Federal securities laws in original actions instituted in Israel.

ITEM 4. INFORMATION ON THE COMPANY

     A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide design services and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

     We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor ("CMOS") process technology, which is the most widely used method of producing ICs. We are currently focused on the emerging opportunities in the fields of CMOS image sensors, embedded flash, mixed-signal, radio frequency CMOS (RFCMOS), radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings for use in these fields. Through our expertise and experience gained over fourteen years of operations, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design support and services, competitive manufacturing indices, such as cycle times and yields, and dedicated customer service.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to
0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. Production capacity in Fab 1 as of
May 31, 2007 was approximately 16,000 wafers per month depending on process technology and product mix.

     In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek,
Israel and adjacent to our first facility, Fab 1. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab.
Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and
Toshiba and other technologies that we developed and will develop independently or with development partners. We are currently implementing our plan to ramp-up the capacity of Fab 2 to 24,000 wafer starts per month. Production capacity of
Fab 2 as of May 31, 2007 was approximately 21,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that
Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month. We have not yet made a decision as to the timing of the commencement of any further ramp-up of Fab 2 capacity beyond 24,000 wafer starts per month. The timing of that decision and its implementation will depend upon several factors, including, funding, and cost availability of equipment and market conditions.

     Our capital expenditures, net of Investment Center grants, for 2006, 2005 and 2004 of approximately $147 million, $24 million and $142 million, respectively, were made principally in connection with the construction of, and purchase of equipment and technology for, Fab 2.

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

RECENT DEVELOPMENTS

     In June 2007, in a private placement with Israeli investors, we accepted orders for 342 units, resulting in gross proceeds of approximately 167 million
NIS ($40 million). Each unit was comprised of: (i) long-term non-convertible bonds, repayable in six equal annual installments between the dates of December
2011 and December 2016, with a face amount of NIS 250,000 (approximately
$59,700) and carrying an annual interest rate of 8 percent; (ii) long-term convertible bonds repayable in January 2013 with a 17.2 NIS conversion price
(approximately $4.11) and with a face amount of NIS 262,500 (approximately
$62,700), carrying an annual interest rate of 8 percent, and (iii) 5,800 warrants, each exercisable for four years from the date the below mentioned prospectus is published, for one ordinary share at a price of $2.04
(approximately 8.54 NIS). Principal and interest on the bonds, including the convertible bonds, are linked to the Israeli consumer price index, or CPI, and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances. Under Israeli securities laws, the securities are subject to a statutory lock-up. The Company has undertaken to file a prospectus with the Israel Securities Authority to allow for the unrestricted trade of the securities. The funds raised are being held in escrow and will be released to the Company if the prospectus is declared effective by the Israel Securities Authority within 90 days from the date of the offering. In the event the prospectus is not declared effective by the Israel
Securities Authority, the holders of the bonds, including the convertible bonds, may elect to have the Company redeem the bonds. Under US securities laws, the securities sold are freely tradeable in normal trading transactions in the
United States.

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

     Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices, which require increasingly complex ICs. In addition to the increased complexity of designs, there has also been a dramatic increase in the number of applications for semiconductors. To compete successfully, semiconductor suppliers must also minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs are focusing more on their core competencies--design and intellectual property--and outsourcing manufacturing to foundries.

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
Foundries also offer competitive customer service through design, testing, and other technical services, often at a level previously found only at an IDM's internal facilities.

     These trends have led to the rapid growth in demand in recent years for advanced semiconductor manufacturing services provided by independent foundries.

MANUFACTURING PROCESSES AND SPECIALIZED TECHNOLOGIES

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

     We manufacture ICs using CMOS process technology. CMOS is currently the dominant semiconductor manufacturing process because it requires lower power than other technologies and allows dense placement of components onto a single
IC. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance ICs that are smaller and faster. For example in the end of 2006, Ikanos Communications, Inc. a leading developer and provider of Fiber Fast(TM) broadband solutions, chose us to manufacture its Vx160 high-performance DSL network processor. The product will be produced in 0.16-micron at our Fab 2. In 2007, we also began manufacturing additional Zoran Corporation ICs at Fab 2, using our cost-effective 0.16-micron geometry. We believe that our specialized process technology distinguishes our IC manufacturing services and attracts industry-leading customers.

     We believe that we are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last fourteen years. We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications. Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers for both our Fab 1 and Fab 2 facilities who seek to work with a proven provider of foundry services. Our emphasis on working closely with customers and accelerating the time-to-market of our customers' next-generation products is also reflected in our corporate structure which comprises three distinct product line units: CMOS Image Sensors and embedded Non-Volatile Memory products
(CIS/NVM); Radio Frequency (RF)/Mixed Signal; and CMOS. As a result, we have a high customer retention rate and an increase in new customers and new products for production.

     We derived approximately 45% of our revenues for the year ended December
31, 2006 from our target specialized markets: CMOS image sensors, embedded flash, mixed-signal, RF and power ICs. We are highly experienced in these markets, being an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies. The specific process technologies that we currently focus on include:

CMOS IMAGE SENSORS

     CMOS image sensors are ICs used to capture an image in a wide variety of consumer, communications, medical, automotive and industrial market applications, including camera-equipped cell phones, digital still and video cameras, security and surveillance cameras and video game consoles. Our dedicated manufacturing and testing processes assure consistently high electro-optical performance of the integrated sensor through wafer-level characterization. Our CMOS image sensor processes have demonstrated superior optical characteristics, excellent spectral response and high resolution and sensitivity. The ultra-low dark current, high efficiency and accurate spectral response of our photodiode enable faithful color reproduction and acute detail definition.

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

     We are currently actively involved in this mass market as well as the high-end sensor and applications specific markets, which include applications such as industrial machine vision, medical X-Ray and automotive sensors. While
CMOS image sensors for advanced optical applications are an emerging technology, we believe that they are becoming the preferred technology to traditional charge coupled devices, or CCDs. CCDs have historically provided superior image quality; however, advances in semiconductor manufacturing processes and design techniques have led to significant improvements in CMOS image sensor performance and image quality. These advances have resulted in smaller size circuits and better power control, making it possible to design CMOS image sensors that provide high image quality at a significantly lower cost.

     As early as 1997, we recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry. In entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since
1993. Our services include a broad range of turnkey solutions and services, including pixel IP services, optical characterization of a CMOS process, innovative stitching manufacturing technique and optical testing and packaging.
CMOS image sensors manufactured by us deliver outstanding image quality for a broad spectrum of digital imaging applications.

     During the last quarter of 2005 we commenced volume production of CMOS image sensors for the cellular phone camera market in 0.18 micron process and using a 3.6 micron pixel which we developed. For example, in November 2005, we began manufacturing 2.0 and 1.3-megapixel CMOS image sensors for Biomorphic
Microsystems Corporation (Biomorphic) designed for cellular phone applications.
These image sensors are produced in 0.18 micron process at Fab2, utilizing our pixel IP and our optically-optimized-multilayer metallization, which achieves dramatically better optical sensitivity by reducing stack height from silicon to micro-lens. In 2006, we commenced volume production with our developed 2.8 micron pixel and in parallel we developed a 2.2 micron pixel which serves as the foundation for products with several of our customers ordered for 2007, and is being used in VGA, 1.3Mp, 2Mp and 3Mp and which we expect to be used in the future for 5Mp sensors for both the cellular phone and PC camera commodity market, and the low end DSC market.

     During 2006, we ramped to production products with 2.8 micron , 3.2 micron and 3.6 micron pixels, all developed by us and supplied to our customers as pixel IP In the end of 2006, we began prototyping of two image sensors for
SuperPix, a leading Chinese products company, in Fab 2 in 0.18 micron technology. The products will be used in cellular phone and smart phone cameras.
Our Advanced Photo Diode (APD) technology used in these CMOS image sensors enables improved optical and electrical performance of ultra-small pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of small, cost-effective camera module solutions.

     We developed a new 2.2-micron pixel for which prototyping began in early
2007. In addition, in the beginning of 2007, we were selected by e2v as its supplier of choice for its CMOS image sensor devices. e2v's products target a broad range of industrial and medical applications. The CMOS sensors will be produced in Fab2, using the CIS 0.18 micron process and its advanced capabilities, including our patented stitching technology that was successfully developed for Fab 2 in 2006.

     For the X-Ray market, we developed stitched technology in Fab2 on
0.18micron process and a variety of 20-micron pixels that are optimized for
X-Ray applications. These pixels are used by our customers in X-Ray products prototypes.

     The stitched technology that was developed for Fab 2 during 2006 provided us with the ability to manufacture large sensors (up to one die per wafer) on 8"
wafers using state of the art, 0.18-micron CMOS Image Sensor technology. In
2007, we have several new orders from customers whose products based on this technology.

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

     In September 2006, we signed a new agreement with Saifun extending our license of the Saifun NROM(R) technology for the manufacture of embedded flash and embedded EEPROM products. The MICROFLASH(R) embedded modules are manufactured on our 0.18 micron process in various densities and speeds. Under the terms of the new agreement, we may also offer NROM-based embedded flash modules on further advanced process generations.

     The relative simplicity of our microFLASH manufacturing process offers cost advantages over competing flash technologies for high density memories. Using our 0.5-micron technology, we have introduced the first of our microFLASH processes into production with the manufacture of a 2 megabit stand-alone memory device and embedded multi-time programming modules, with a limited number of rewrite cycles. Our 0.18-micron embedded flash technology was mutually developed with a Japanese semiconductor manufacturer during 2004, with multiple flash modules ranging in sizes from 0.5 megabit to 8 megabit, and is currently in different stages of prototyping and production with a few customers.

MIXED SIGNAL, RF CMOS, AND RFID

     Mixed-signal ICs are an essential part of any electronic system that interacts with the real world. Analog ICs monitor and manipulate real world signals such as sound, light, pressure, motion, temperature and electrical current and are used in a wide variety of electronic products such as PCs, cell phones, DVD players, automotive electronics and medical imaging equipment.
Digital ICs perform arithmetic functions on data represented by a series of ones and zeroes, provide critical processing power and have enabled many of the computing and communication advances of recent years. Mixed-signal ICs combine analog and digital semiconductor functionality on a single IC to enable digital systems to interface with the real world. As these digital systems proliferate, there is a growing need for analog functionality to enable them to interface with the real world. For 0.18-micron technology, we have developed design kits optimized for mixed-signal and RFCMOS design. These design kits contain a comprehensive characterization of a wide range of analog and RF devices to provide our customers with the ability to design mixed-signal and RF ICs for their specific needs.

     For example, in 2006 we collaborated with Modiotek to successfully introduce a 32-polyphony sound generator into ULC (Ultra Low Cost) handset models, following manufacturing of over 10 million MAP S32i series products for the past two years. The MAP (Mobile Audio Platform) family consists of half a dozen different products, customized for the specific cellular phone models and applications which were built, using our Fab 2 0.18-micron mixed signal process technology.

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

     RFID. In 2004, we started a joint development program with Alien Technology
Corporation that targets the RFID tag market and utilizes a platform technology of mixed signal, RF and non volatile memory function. As of June 2006 we are the manufacturing supplier for Alien Technology's internally-designed Gen 2 RFID
ICs. Currently certain of Alien's products are in production at Fab 2 and additional developments under the program are in process.

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

     o    silicon prototyping;

     o    assembly and test;

     o    validation and qualification; and

     o    production.

     The primary customers of our foundry services are fabless semiconductor companies and IDMs. A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders, some of our shareholders and a number of Taiwanese companies who preferred our solution to the solutions that were offered locally. During the year ended December 31, 2006, we had seven significant customers who contributed 23%, 10%, 10%, 9%, 6%, 5% and 5% of our revenues, respectively. In 2005, we had five significant customers who contributed 22%, 14%, 8%, 7% and 5% of our revenues, respectively.

     In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
40%, 36% and 31% in the years ended December 31, 2004, 2005 and 2006, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                                        YEAR ENDED DECEMBER 31,
                                       -------------------------
                                      2006       2005       2004
                                       ---        ---        ---

United States                           69%        64%        60%
Israel                                   7%         7%        20%
Asia-Pacific ( primarily Taiwan)        16%        20%(*)     11%(*)
Europe                                   8%         9%         9%
                                       ---        ---        ---
Total                                  100%       100%       100%
                                       ===        ===        ===

(*) Including payments made to us in connection with our May 2002 joint development agreement for 0.18-micron embedded MICROFLASH technology.

COMPETITION

     The global semiconductor foundry industry is highly competitive. The major independent dedicated foundries include Taiwan Semiconductor Manufacturing
Corporation, United Microelectronics, Chartered Semiconductor Manufacturing and
Semiconductor Manufacturing International Corp.; emerging and existing Chinese,
Korean, Malaysian and Taiwanese foundries, including DongBu, He Jien Technology,
ASMC, MagnaChip, CSMC Grace, HHNEC, and Silterra; and other specialized foundries, such as AMI Semiconductor, Jazz Semiconductor and X-Fab. In addition, there are IDMs and end-product manufacturers that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations.
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

     From time to time, at a customer's request, we develop a specialty process module, which we use for such customer on an exclusive basis, and, if permitted under our agreements with such customer, we then add it to our process offering.
Such developments are very common in all of our special process technologies noted above. In 2004, in response to market demand, we introduced a 0.16-micron optical shrink solution which represents a 10% linear shrink from our existing
0.18-micron offering while utilizing virtually the same 0.18-micron libraries and IP. The shrink allows a 15 to 20 percent die size reduction and a potentially higher wafer ASP and lower die cost. Applications include industry standard CMOS logic and some mixed-signal technologies. This 0.16-micron technology is currently in production.

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
Research and development expenses for the years ended December 31, 2004, 2005 and 2006 were $17.1 million, $16.0 million and $15.0 million, net of government participation of $1.5 million, $1.0 million and $1.9 million, respectively.

     As of May 31, 2007, we employed 157 professionals in our research and development department, 30 of whom have PhDs. In addition to our research and development department located at our facilities in Migdal Haemek, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of March 31, 2006, we held 61 patents. We have entered into various patent licenses and cross-licenses with technology companies including Toshiba, Freescale, Synopsys, ARM, Chipidea
Microelectronics, Virage Logic, Impinj and others. We may choose to renew our present licenses or obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

     We constantly seek to strengthen our technological expertise through relationships with technology companies and silicon suppliers. We seek to expand our core strengths in CMOS image sensors, embedded flash and mixed-signal technologies by combining our proprietary technology with those of other technology companies. A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading designers, such as Freescale and Toshiba, and further develop specialized processes through our internal design teams. The licensing of these technologies has enormously reduced our internal development costs.

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

     SYNOPSYS. In June 2001, we entered into an agreement with Synopsys
(formerly, Avant!) under which Synopsys has developed libraries for our
0.18-micron process technology. Multiple customers use the Synopsys libraries in producing their ICs at our company. In 2004, we entered into a set of comprehensive technology transfer and license agreements with Synopsys that provide us with broad rights to use Synopsys' library technology in multiple process technology generations including 0.18 micron and 0.13 micron. Under these agreements, we were given the right to develop, customize, validate and characterize libraries, based on Synopsys' library technology and to distribute such libraries through and have them supported by Synopsys. These agreements place us in a superior position of having in-house capability to serve our customers' needs. Certain parts of the 2004 license agreements, relating to elements of distribution and support by Synopsys, expired in October 2006, and we may be unable to extend or renew them on similar terms.

     ARM (including its wholly-owned subsidiary, ARM Physical IP). In 2002 and subsequently in 2004 and 2006, we entered into license agreements with ARM
(formerly, Artisan Components) under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies and
ARM licenses its libraries to our customers free of charge. Multiple customers are using the ARM libraries in their chip design for manufacturing at our company. The ARM libraries include, among others, standard cells, general purpose and specialty input-output cells and memory generators.

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

     IMPINJ INC. In 2005, we entered into a development and license agreement with Impinj Inc. under which Impinj is developing its AEON(R) non-volatile memory (NVM), in parallel architecture, based on its patented Self-Adaptive
Silicon(R) technology, for production on our 0.13-micron CMOS logic process. We chose Impinj's cost-effective NVM to help our customers' products meet their application requirements for embedded non-volatile memories. Primary applications for Impinj's AEON parallel architecture include analog trimming, digital rights management and wireless controllers. In 2007, Impinj's
AEON(R)/MTP Parallel Architecture NVM cores became available in our 0.13-micron logic process.

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

     Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity from 5,000 wafers per month, using 1.25-micron and 1.0-micron processes, to approximately 16,000 wafers per month as of May 31, 2006 depending on process technology and product mix, using our 1.0 micron to 0.35-micron processes, including specialized processes. Fab 1 is also manufacturing products for Siliconix Incorporated and Siliconix Technology C.V under a long term foundry agreement that we entered into in May 2004 using process technology that
Siliconix transferred to us.

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

FAB 2

     In January 2001, we commenced construction of Fab 2, our advanced wafer fab adjacent to Fab 1 in Migdal Haemek. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in
2049.

     Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and a 0.18-micron process technology we licensed from Toshiba, as well as 0.13-micron process technology we licensed from Freescale. Fab 2 is also manufacturing products in 0.35-micron process technology that International
Rectifier Corporation transferred to us under a long term foundry agreement that we entered into in September 2006.

     The overall clean room area in Fab 2 is approximately 100,000 square feet.
We began volume production at Fab 2 during the third quarter of 2003. Production capacity as of May 31, 2007 was approximately 21,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month.

     Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion. Capital expenditures in 2006, 2005 and 2004 were approximately $146 million, $30 million and $173 million, respectively, before related Investment Center grants of $0 million, $6 million and $30 million, respectively.

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

     In December 2004, we received the OHSAS 18001 certification from the
Standard Institution of Israel, which provides the framework of control for
Safety and Health. This certification covers all of our activities and departments.

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
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006 AND
RELATED NOTES AND THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. OUR
FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND
US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 19 TO
OUR AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2006.

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

     Our primary source of our revenue is from the fabrication of ICs using CMOS process technology. We are currently focused on the emerging opportunities involving CMOS image sensors, embedded flash, mixed-signal, RFCMOS and RFID technologies. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computer and office equipment, communications, automotive, professional photography and medical device products.

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

     During the year ended December 31, 2006, we had seven significant customers who contributed between 5% to 23% of our revenues. In 2005, we had five significant customers who contributed between 5% to 22% of our revenues. In
2004, we had seven significant customers who contributed between 5% to 24% of our revenues. In these years SanDisk was instrumental in ramping up our business. While we currently expect that SanDisk will continue to be a significant customer of Fab 2, additional customers are expected to commence or increase their purchase orders following the qualification of their products in
Fab 2 during 2007.

     In addition to further developing our customer base, we have also made a concentrated effort to expand the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
31%, 36% and 40% in the years ended December 31, 2006, 2005 and 2004, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry. Since then, we have significantly modernized our Fab 1 facility, which has improved its process geometries from 1.0-micron to
0.35-micron and enhanced its process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. We have also expanded our production capacity in Fab 1 to approximately 16,000 wafers per month as of May
31, 2007, depending on process technology and product mix, to meet additional customer demand. Fab 1 has been cash flow positive from operations since the second quarter of 2002.

     During the third quarter of 2003, we completed the construction of the building and infrastructure of our second manufacturing facility, or Fab 2. Fab
2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba, as well as other technologies that we might acquire or develop independently. We began volume production at Fab 2 during the third quarter of 2003. Production capacity of Fab 2 as of May 31, 2007 was approximately 21,000 wafers per month.

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
Electronic, functional and quality tests are performed on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however an accrual for estimated returns, which is computed primarily on the basis of historical experience, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition and cause our operating results to vary from quarter to quarter.

     Accordingly, our financial position and results of operations may be affected. That effect, if any, under Israel GAAP and US GAAP would be similar.

     DEPRECIATION AND AMORTIZATION . Depreciation and amortization expenses in
2006 amounted to $154.8 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method. Currently, we estimate that the expected economic life of the Fab 2 assets will be as follows: (i) prepaid perpetual land lease and buildings (including facility infrastructure) - 14 to
25 years; (ii) machinery and equipment - five years; and (iii) the 0.18-micron and 0.13 micron technology - four years, while amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use. We expect that the depreciation and amortization expenses relating to Fab 2 facilities will be approximately $162 million in 2007. Changes in our estimates regarding the expected economic life of Fab 2 assets, or a change in the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, might affect our depreciation and amortization expenses. That effect, if any, under Israel GAAP and US GAAP would be similar.

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
The business plan is based, among other things, on the future completion of the construction and equipping of Fab 2 to reach full capacity. Application of
Standard 15 resulted in no impairment charges. According to US GAAP, for example, under SFAS 144 and SFAS 142, recoverability tests are performed based on undiscounted expected cash flows, SFAS 144 indicates that an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. While applying the provisions of SFAS 144 had no effect on our financial position and results of operations, the use of different assumptions with respect to the expected cash flows from our assets and with respect to other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

     CONVERTIBLE DEBENTURES. In January 2006, the company adopted Accounting
Standard No. 22 of the Israeli Accounting Standard Board - "Financial
Instruments: Disclosure and Presentation".

     As of December 31, 2006, the Company issued three series of convertible debentures that are considered compound instruments under this standard.
According to the Standard, a compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is determined as the excess of the proceeds over the fair value of the liability component.

     Under US GAAP the Company is required to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on the determination whether on a stand alone such conversion option would be classified in equity. If the option can be classified as equity no bifurcation is required.

     DEBT RESTRUCTURING. Under Israeli GAAP we accounted for the September 2006 amendment to the facility agreement as extinguishment and assumption of new debt in accordance with provisions set forth in IAS 39 "Financial Instruments:
Recognition and Measurement". Under IAS 39, we accounted for the modification under the September 2006 amendment as follows:

     o    The amount considered settled for shares and classified to equity is based on the per share price as quoted at the closing date; such amount totaled to approximately $76 million.

     o    The remaining balance, totaling approximately $435 million, is considered to be substantially modified and thus treated as debt extinguishment of the outstanding debt and the incurrence of a new debt.

     o    The debt incurred is initially recognized at fair value, totaling approximately $355 million.

     o    The difference between the fair value of the debt incurred and the outstanding debt (exclusive of the amount used as proceeds for the share issuance in 1 above), totaling approximately $80 million, is recognized in the consolidated statement of operations as a gain on debt restructuring in the current period.

     Under US GAAP, as of December 31, 2006, the debt modification under the
September 2006 Amendment is considered troubled debt restructuring within the scope of SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt
Restructurings" which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in the first bullet above, will remain outstanding; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and
(iv) no gains or losses are recognized in the current period.

     During the first quarter of 2007 we early adopted the provisions of SFAS
No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities".
As required by the standard we concurrently adopted the provisions of SFAS 157
Fair Value Measurements. The adoption of the standard is effective January 1,
2007. According to the standard we can choose to carry at fair value eligible items as defined in the standard, from the date of early adoption and accordingly we decided to apply the fair value option to the facility agreement.
The effect of applying the fair value option to the facility agreement as of
January 1, 2007 has been recorded as a cumulative effect adjustment to retained earnings (no tax effects have been recorded).

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

     The provisions of SFAS 123(R) apply to all awards granted by us on or after
January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applied the provisions of SFAS 123(R), in the first quarter of 2006, we were required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, we were required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that were outstanding on that date. Under the modified retrospective method, we were required to restate on previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted.
Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. We elected the modified prospective method using graded vesting amortization.

     Based on the outstanding options as of December 31, 2006, the total compensation to be amortized in 2007 is expected to be approximately $ 7.8 million.

     SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS. This statement, published in May 2005, replaces APB Opinion No. 20, "Accounting Changes", and
FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial
Statements", and changes the requirements for the accounting for and reporting of a change in accounting principles. This statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

     FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES. On July 13, 2006,
the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income
Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

     The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. FIN 48 did not have a material effect on our financial condition and results of operations.

     SFAS NO. 157. FAIR VALUE MEASUREMENT. In September 2006, the FASB issued
SFAS No. 157, "Fair Value Measurements". SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements.

     The Company decided to early adopt the provisions of SFAS No. 157 effective
January 1, 2007, concurrent with the adoption of SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" as described below.

     SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL
LIABILITIES". In February 2007, the FASB issued SFAS No. 159, "The Fair Value
Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.
SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We decided to early adopt the provisions of SFAS No. 159 effective January 1, 2007, and elected to carry at fair value the Facility agreement.

RECENT ACCOUNTING PRONOUNCEMENTS UNDER ISRAELI GAAP AS THEY APPLY TO US

     ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
STANDARDS". In July 2006, the Israeli Accounting Standards Board published
Accounting Standard No. 29 - "Adoption of International Financial Reporting
Standards- IFRS". According to the IAS No 29, an entity subject to the Israeli
Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations, that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law, will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting Standards Board, for
the reporting periods commencing January 1, 2008, including interim periods.
However, dual listed companies, such as our, will be required to prepare financial statements in accordance with the IFRS or US GAAP. We are examining these alternatives.

     An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the
IFRS.

     Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with
IFRS.

     IFRS No. 1 supersedes the transitional provisions established in other
IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

     ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENTS". In September 2005, the
Israeli Accounting Standards Board published Accounting Standard No. 24
"Share-Based Compensation", which calls for the recognition in the financial statements of share-based payments, including transactions with employees, which are to be settled by the payment of cash, by other assets, or by equity instruments. Under IAS No. 24, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. Said costs will be determined based on the fair value of the grants at each grant date. IAS No. 24 establishes guidelines for measuring the fair value of each grant based on the settlement terms (either by cash or equity instrument), and disclosure provisions.

     IAS No. 24 is effective for financial statements for periods commencing
January 1, 2006 or thereafter. IAS No. 24 provides that with respect to
Share-based payments to be settled by equity instruments, its provisions should be applied to all grants made after March 15, 2005, that are unvested as of
December 31, 2005. IAS No. 24 further provides that its provisions should be applied to modifications that were made after March 15, 2005, even if the underlying grants are not in the scope of the standard .

     ACCOUNTING STANDARD NO. 26 "INVENTORY". In August 2006 the Israeli
Accounting Standards Board published Accounting Standard No. 26 - "Inventory", which outlines the accounting treatment for inventory. The IAS No. 26 applies to all types of inventory, other than buildings earmarked for sale and addressed by
Accounting Standard No. 2 "Construction of Buildings for Sale", inventory of work in progress stemming from performance contracts, addressed by Accounting
Standard No. 4 "Work Based on Performance Contract's", and financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

     IAS No. 26 establishes, among other things, that inventory should be stated
at the lower of cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory's present stage.

     When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling the purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

     Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed during the current period.
Subsequent reversal of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the reversal took place.

     IAS No. 26 will apply to financial statements covering periods beginning
January 1, 2007 and onwards and should be implemented retroactively. The
Standard is not expected to affect our financial position, results of operations and cash flows. [

     ACCOUNTING STANDARD NO. 27 "FIXED ASSETS". In September 2006 the Israeli
Accounting Standards Board published Accounting Standard No. 27, which establishes the accounting treatment for fixed assets, including recognition of assets, determination of their book value, related depreciation, as well as the disclosure required in the financial statements.

     IAS No. 27 states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses for restoration of the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

     IAS No. 27 also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial substance or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal the book value of the asset provided/transferred.

     Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that group.

     Cost method - an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

     Revaluation method - an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire group and if the asset's book value rises following this revaluation, this increase should be allocated directly to shareholders' equity ("revaluation reserve").
Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset's revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders' equity ("revaluation reserve") up to the amount leaving any credit balance in that reserve in respect of that asset.

     Any fixed assets with a significant cost in relation to the item's total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

     This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively. IAS No. 27 is not expected to affect our financial position or results of operations, except for reclassification in the balance sheet and cash flows report of spare parts from inventory to fixed assets.

     In April 2007 the Israeli Accounting Standard Board published Standard No.
28 that amends Standard No. 27 to allow, at transition, the exemptions allowed under IFRS 1 regarding fixed assets.

     STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS BETWEEN AN ENTITY AND A
CONTROLLING PARTY". In December 2006 the Israeli Accounting Standards Board
published Accounting Standard No. 23, "Accounting for Transactions between an
Entity and a Controlling Party. IAS No. 23 applies to entities subject to the
Israeli Securities Law-1968.

     IAS No. 23 establishes the requirements for accounting for transactions between an entity and its controlling party which involve the transposition of an asset, the taking on of a liability, reimbursement or debt concession, and the receiving of loans. IAS No. 23 does not apply to business combinations under common control.

     IAS No. 23 stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investment should be reported directly in equity and not be recognized in the controlled entity's profit and loss; the differences between the consideration set in transactions between an entity and a controlling party and their fair value will be allocated directly to the equity; and current and deferred taxes pertaining to the items allocated to equity due to transactions with controlling parties will be allocated directly to equity as well.

     IAS No. 23 is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the standard's coming into effect, starting on the standard's effective date. IAS No. 23 is not expected to affect our financial position, results of operations and cash flows.

     ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS". In March 2007, The
Israeli Accounting Standards Board published Accounting Standard No. 30,
"Intangible Assets", which sets the accounting treatment for Intangible Assets that are not covered by any other standard, as well as the disclosure requirements in the financial statements for the entity's Intangible Assets.

     An intangible asset shall be measured initially at cost. Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred. An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met. Expenditure on an intangible item that was not recognized initially, shall not be recognized as part of the cost of an intangible asset at a later date.

     After initial recognition, an entity may choose to measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or for an intangible asset that have an active market, as defined in the standard, may be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses. An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment in a manner similar to the method prescribed in Standard No. 15, annually, or whenever there is an indication that the intangible asset may be impaired.

     IAS No. 30 applies apply to financial statements for annual periods beginning on or after January 1, 2007. IAS No. 30 is not expected to affect our financial position, results of operations and cash flows.

RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

                                                   YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                             2006          2005           2004
                                            -----         ------         -----

STATEMENT OF OPERATIONS DATA:
Total revenues                              100.0%         100.0%        100.0%
Cost of total revenues                      142.7          233.7         181.2
                                            -----         ------        ------
Gross loss                                  (42.7)        (133.7)        (81.2)
Research and development                        8           15.7          13.5
Marketing, general and administrative        13.1           17.1          16.9
                                            -----         ------        ------
Operating loss                              (63.8)        (166.5)       (111.6)
Financing expense, net                      (25.7)         (35.0)        (23.6)
Gain on debt restructuring                   42.7             --            --
Other income (expense), net                   0.3           2.34          25.9
                                            -----         ------        ------
Loss                                        (46.5)%       (199.1)%      (109.3)%
                                            =====         ======        ======

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

     REVENUES. Revenues for the year ended December 31, 2006 increased by 83.8%
to $187.4 million from $102 million for the year ended December 31, 2005. This
$85.4 million increase was mainly attributable to an increase in our customer base and higher volume of wafer shipments offset by $8 million recorded for the year ended December 31, 2005 from a previously announced technology-related agreement.

     COST OF TOTAL REVENUES. Cost of total revenues for the year ended December
31, 2006 amounted to $267.4 million, compared with $238.4 million for the year ended December 31, 2005. This 12.2% modest increase in cost of revenues, despite the 83.8% increase in revenues, was achieved mainly due to previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

     GROSS LOSS. Gross loss for the year ended December 31, 2006 was $80.0 million compared to a gross loss of $136.4 million for the year ended December
31, 2005. The decrease in gross loss was mainly attributable to the increase in revenues and previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2006 decreased to $15.0 million from $16.0 million for the year ended December 31, 2005. The decrease was mainly attributable to previously announced cost reductions and efficiency measures taken by the Company. Research and development expenses are reflected net of participation grants received from the Israeli government.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2006 increased to $24.5 million from $17.4 million for the year ended December 31, 2005, primarily due to stock based compensation expenses recorded for the first time with the adoption of Standard No. 24 and increased sales commissions attributable to the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the year ended December 31, 2006 was
$119.4 million, compared to $169.8 million for the year ended December 31, 2005.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended
December 31, 2006 were $48.1 million compared to financing expenses, net of
$35.7 million for the year ended December 31, 2005. This increase is mainly due to an increase of $9.2 million in costs related to our convertible debentures attributable mainly to the: (i) $5.9 million increase in the discount amortization and interest expenses resulting mainly from the issuance of two new series of convertible debentures (in December 2005 and June 2006) and (ii) the weakening in 2006 of the NIS/dollar exchange rate which caused an increase in the dollar amount of the NIS denominated outstanding convertible debt, resulting in an annual increase of $4.8 million in expenses (see below for more details on currency fluctuations).

     GAIN ON DEBT RESTRUCTURING. Gain on debt restructuring for the year ended
December 31, 2006 was $80.1 million. This one-time gain resulted from the successful consummation of our debt restructuring with our banks, which was closed in the third quarter of 2006.

     OTHER INCOME, NET. Other income, net, for the year ended December 31, 2006 was $0.6 million compared to $2.4 million for the year ended December 31, 2005, mainly due to a lower capital gain, net, from sale and disposal of equipment.

     LOSS. Our loss for the year ended December 31, 2006 was $86.9 million, compared to $203.1 million for the year ended December 31, 2005. This decrease is primarily attributable to the $80.1 million gain on debt restructuring and a decrease of $50.4 million in the operating loss described above, offset by the
$12.5 million increase in financing expenses described above.

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

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2006, the exchange rate of the dollar in relation to the NIS decreased by 8.2%, and the Israeli Consumer Price Index, or CPI, decreased by 0.1% (during the year ended December 31, 2005 there was an increase of 6.8% in the exchange rate of the dollar in relation to the NIS and an increase of 2.4% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in US dollars and NIS. Our expenses and costs are denominated in NIS, US dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

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

     B.   LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2006, we had an aggregate of $40.9 million in cash, cash equivalents and short term interest bearing deposits. This compares to $39.0 million we had as of December 31, 2005 in cash, cash equivalents, and short-term interest-bearing deposits of which $22.0 million was contractually restricted for Fab 2 use only and $9.6 million was contractually restricted for exclusive use in the Siliconix project.

     During the year ended December 31, 2006, we received $18.3 million from long term loans, $100.0 million from the issuance of equity equivalent capital notes, $58.8 million from the issuance of convertible debentures, net, $3.7 million from the exercise of warrants, $17.5 million from the issuance of ordinary shares, $5.2 million from Investment Center grants and $0.6 million from the sale and disposal of property and equipment. We utilized the proceeds of these transactions to fund our operating activities (net amount of $45.5 million) and our investments made during the year ($150.2 million), mainly in connection with the construction, purchase and installation of equipment and other assets for Fab 2 and our repayment of convertible debentures in the amount of $6.5 million.

     As of December 31, 2006, we had long-term loans, at present value, in the amount of $356.9 million which we obtained in connection with the establishment of Fab 2. As of such date, we had outstanding, in the aggregate, convertible debentures with par value of $98.4 million, of which $6.6 million are presented as current maturities and $20.2 million of the proceeds were allocated and are presented as equity component of the convertible debentures as part of the shareholders' equity.

     In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit.

     The Company has been working to mitigate its financial difficulties in various ways. During the second half of 2005 and during 2006, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, improved its sales, EBITDA and cash flows from operations, reduced its losses, increased its Fab 2 capacity level and utilization rates, raised funds totaling approximately $209 million in gross proceeds and restructured its bank debt. In
2007, we raised an additional $69 million in gross proceeds, $40 million of which is in escrow as described above. See "Item 4. - Recent Developments".

     During the third quarter of 2003, Fab 2 commenced operations. In March
2006, our board of directors approved a plan to increase Fab 2 production capacity to approximately 24,000 wafers per month. To support the plan, an estimated approximately $150 million was needed, all of which was raised during the remainder of the year, enabling us to begin implementation of the plan. See
"- Fab 2 Agreements" below for a discussion of Fab 2 financing arrangements. As of May 31, 2007, Fab 2 production capacity was approximately 21,000 wafers per month.

     Assuming we are successful in registering the securities we issued in our
June 2007 private placement for trade in Israel (See "Item 4. - Recent
Developments"), we currently expect to have sufficient liquidity at least until the end of 2007 to meet our short-term activities and liabilities. If we are not successful, we will be required to raise alternative funds in order to meet our short-term activities and liabilities, which may include grants from the
Investment Center, sales of our equity and/or debt securities, wafer prepayments from our customers or increased cash flow from operations.

     We anticipate full production capacity of Fab 2 to be approximately 40,000 wafers per month. To achieve full capacity, we currently estimate that we will require an additional up to approximately $120 million including the approximately $40 million raised in our June 2007 private placement (see Item 4
-"Recent Developments"). In June 2007, the Company accepted orders for approximately $40 million in principal amount of bonds and warrants, the proceeds of which are being held in escrow pending effectiveness of a prospectus to be filed with the Israel Securities Authority and are intended be used to expand Fab 2 production capacity beyond the 24,000 wafer per month level. See
"-Item 4 -"Recent Developments and "Fab 2 Agreements - Public Offerings and
Private Placements". The Company is currently examining alternatives for additional funding sources in order to further ramp-up the equipping of Fab 2 and to fund its short-term activities and liabilities. While we have no arrangements in place, potential funding sources include, without limitation, additional grants from the Investment Center, sales of our equity and/or debt securities, wafer prepayments from our customers and cash flow from operations.

FAB 2 AGREEMENTS

WAFER PARTNER AGREEMENTS.

     During 2000, we entered into a series of agreements with four wafer partners: SanDisk Corporation, Alliance Semiconductor, Macronix International
and QuickLogic Corporation. The wafer partners agreed to invest $250 million in our company; SanDisk, Alliance and Macronix each committed to invest $75 million, and QuickLogic committed to invest $25 million in exchange for our ordinary shares and credits towards the purchase of wafers from Fab 2 under the terms set forth in the agreements. We also agreed to reserve approximately 50%
of Fab 2's capacity for our wafer partners for a 10-year period ending in
January 2011, including during the ramp-up of Fab 2. In addition, these agreements generally provide for a five percent discount on wafer purchases made by the wafer partners of up to 80% of the maximum Fab 2 wafer fabrication capacity committed to the wafer partners, subject to minimum holdings of our ordinary shares. These agreements (and the agreements with our financial investors) were amended a number of times.

     In August 2006, we signed agreements with SanDisk in connection with the expansion of our 0.13 micron manufacturing capacity. SanDisk committed to purchase, upon such expansion, volume quantities of 0.13 micron wafers during
2007 and 2008 and has a right of first refusal on the use of this extra capacity in 2009. We also signed a Loan Agreement under which we borrowed approximately
$10 million from SanDisk for the purpose of financing the purchase of the equipment needed for the expansion. The loan is to be repaid with interest on the amounts outstanding at any time under the loan at LIBOR plus 1.1% over eight consecutive quarters. Pursuant to the agreement, in order to secure the repayment of the loan, we granted SanDisk a first ranking charge on the equipment purchased with the loan proceeds.

     WAFER CREDITS. In connection with their investments in Fab 2, we issued to our wafer partners non-transferable credits that may be used to reduce the cash amounts to be paid by them when paying for wafers manufactured in Fab 2. These credits could generally be used at a rate of 7.5% for purchases made through
June 2005 and 15% for purchases made thereafter. Our major wafer partners,
SanDisk, Alliance and Macronix, agreed that they will not utilize any of their credits, for purchase orders of our wafer products until December 31, 2006. For orders placed from January 1, 2004 to December 31, 2006, each major wafer partner was entitled, every quarter, to convert into our ordinary shares its wafer credits that could have been utilized by such wafer partner against the actual payment of wafers manufactured at Fab 2 during such quarter; otherwise, these credits will bear interest payable every quarter at three-month LIBOR plus
2.5% through December 31, 2007. On December 31, 2007, subject to the amendment with one of the primary wafer partners which closed in 2006, as detailed below, the remaining wafer credits that could have been utilized during this period that have not been converted into shares will be repaid to all of our major wafer partners. Should the wafer partners elect to convert their wafer credits into our ordinary shares, they will be issued ordinary shares at the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last day of the relevant quarter. As of May 31, 2007, approximately $14 million of wafer credits had been converted into an aggregate of 8.6 million ordinary shares and we expect that an additional approximately
$2.7 million in wafer credits will be converted into our ordinary shares.

     In 2006, we and one of the primary wafer partners, entered into an agreement to extend the period in which long-term customer's advances could not be utilized against purchases, to December 31, 2009. According to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances that could have been utilized by such wafer partner but for the agreement, will bear interest at an annual rate equal to three-month LIBOR plus 1.1%, payable at the end of each quarter, through December 31, 2009.

     All of the ordinary shares issued to our wafer partners and Israel Corp. in connection with their committed investments are subject to registration rights and pursuant to a shareholders agreement amongst SanDisk, Alliance
Semiconductor, Israel Corp. and Macronix, restrictions on transfer.

     See Note 11A(4) to our audited annual consolidated financial statements.

CREDIT FACILITY

     In January 2001, we entered into a credit facility with two leading Israeli banks, Bank Hapoalim and Bank Leumi, pursuant to which the banks committed to make available to us up to $550 million in loans for Fab 2. As a result of our reduction of the total project cost of Fab 2 through the renegotiation of equipment prices and a change of equipment suppliers, in January 2002, we and our banks agreed to amend the credit facility such that the total amount of loans committed by the banks was reduced to $500 million. Of that amount, we withdrew an aggregate of $497 million. Under the original terms of the Facility
Agreement the loans bore interest at a rate of LIBOR plus 1.55% per annum payable at the end of each quarter. In July 2005, we entered into a definitive amendment to our facility agreement with our banks which provided, among other things, for our banks to provide additional financing of up to approximately $30 million. We borrowed such additional $30 million pursuant to the July 2005 amendment.

     2006 AMENDMENT TO OUR FACILITY AGREEMENT. As part of the financing efforts for the ramp-up plan to increase Fab 2's capacity to 24,000 wafers per month, in
September 2006, we closed a definitive amendment to the credit facility with our banks for the refinancing of the approximately $526.7 million of long-term debt outstanding thereunder. Pursuant to the amendment, among other things: (i) $158 million, representing 30% of such debt, was converted into capital notes, with a face amount of $79 million, that are convertible into 51,973,684 of our ordinary shares, at a conversion price per share of $1.52; (ii) the interest rate applicable to the quarterly actual interest payment on the loans was reduced by
1.4%, from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum, effective May
2006; (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369 million, was postponed from July 2007 to September 2009, such that the loans shall be repaid in 12 quarterly installments between September 2009 and June 2012; (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until
September 2011, five years from the closing of the September 2006 amendment; and
(v) the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's May 2006 working plan.

     To compensate the banks for the reduction in interest payments, we agreed to issue to the banks an additional number of shares (or equity equivalent capital notes or convertible debentures) on or about December 31, 2010, calculated based on the amount of decreased interest payments as set forth in the amendment. The amounts payable in securities of the Company may be payable in cash under certain circumstances and may be reduced in the event the Company prepays any part of the outstanding loans.

     In connection with the amendment to the facility agreement, Israel Corp.
invested $100 million in consideration for a capital note, convertible into
65,789,474 of our ordinary shares, at a price per share of $1.52; See below.

COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS.

     Under the terms of the amended facility agreement, we must also meet certain financial ratios, including mainly financial covenants relating to our quarterly sales, our quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), our "life of loan coverage ratio" (which is the ratio of our Fab 2 net cash flow to our total debt related to Fab 2 in any quarter), our ratio of debt to EBITDA and our ratio of equity to assets. Under the terms of the amended facility agreement, satisfying these financial ratios and covenants is a material provision.

     As of May 31, 2007, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement.

     According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to approximately $369 million) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of the Company's assets.

     Under the terms of the amended facility agreement, (i) there are limitations on changes of ownership which generally require that, (a) until such time that more than 50% of our current outstanding loans have been repaid,
Israel Corp. hold approximately 32.2 million of our ordinary shares (including shares issuable upon conversion of our convertible debentures) and thereafter hold approximately 14 million of our ordinary shares, and (b) our three largest wafer partners together hold approximately 60% of the shares held by them in
January 2006 (with such amount being reduced under certain circumstances); (ii)
TIC and our three largest wafer partners nominate a majority of our board of directors, subject to exceptions; and (iii) additional conditions and covenants, including restrictions on incurring debt and a prohibition on the distribution of dividends.

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

     In January 2001, we also issued the banks warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, which expired in January 2006. In December 2003, pursuant to the November 11, 2003 amendment to the credit facility, we issued our banks additional five year warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008. In connection with the July 2005 amendment to the credit facility, we issued our banks five year warrants to purchase an aggregate of 8,264,464 ordinary shares at a purchase price of $1.21 per share. As described above, under the terms of the September 2006 amendment to our facility agreement, all of the banks' warrants expire in September 2011.

     For more information on our credit facility, see Note 11A(6) to our audited annual consolidated financial statements.

INVESTMENT BY ISRAEL CORPORATION.

     In order to implement the ramp-up plan to increase Fab 2's capacity to
24,000 wafers per month in a timely manner, in May 2006, we entered into an
Equipment Purchase Agreement with Israel Corporation Ltd. ("TIC" or "Israel
Corporation") according to which TIC would order up to approximately $100 million worth of equipment for Fab 2. Under the terms of the Equipment Purchase
Agreement: (i) TIC had the right to sell to us the equipment at cost, plus related expenses; (ii) we had the right to purchase the equipment from TIC at cost, plus related expenses, subject to our having raised $100 million; and
(iii) upon the purchase of the equipment from TIC we would assume TIC's obligations to the equipment suppliers.

     In regard to our financing efforts for such ramp-up plan to increase Fab
2's capacity to 24,000 wafers per month and in connection with the September
2006 amendment to the Facility Agreement, in August 2006, we entered into a securities purchase agreement with TIC. The principal terms of the Securities
Purchase Agreement were: (i) in consideration for its $100 million investment, we issued to TIC capital notes convertible, for no additional consideration, into 65,789,474 of our Ordinary Shares at a conversion price per share of $1.52;
(ii) we would be deemed to have exercised the call option under the Equipment
Purchase Agreement described above; and (iii) we and TIC would settle the amounts payable by TIC under the Securities Purchase Agreement with the amounts payable by us under the Equipment Purchase Agreement. The Securities Purchase
Agreement closed contemporaneously with the closing of the September 2006 amendment to our facility agreement.

     Upon the closing of the September 2006 amendment to our facility agreement and the Securities Purchase Agreement, TIC transferred ownership of the purchased equipment to us and we assumed TIC's obligations to the equipment suppliers.

     See Note 11A(5) to our audited annual consolidated financial statements.

JOINT DEVELOPMENT AGREEMENT

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

INVESTMENT CENTER GRANTS

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
We have registered a lien on our assets for the benefit of the Investment Center which ranks subordinate to that of our banks. The approval certificate also provides for a tax holiday on all taxable income related to Fab 2 for the first two years of undistributed profitable operations. As of May 31, 2007, we had received $165 million in grants from the Investment Center, and satisfied in full the 30% requirement described above. As long as we comply with the terms of our approval certificate, we are not required to make royalty payments or any other payments under the terms of our Investment Center grants.

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
Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion program. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve our request for a new expansion program effective as of January 1, 2006.
As of May 31, 2007, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.
There can be no assurance that we will obtain the Investment Center's approval for the new expansion program and we cannot estimate the outcome of our efforts to obtain such approval. See Item 3. Key Information -- Risk Factors -- Risks
Affecting Our Business "Risk Factors -- If the Investment Center of the Israeli
Ministry of Industry, Trade and Labor, or Investment Center, will not approve our request for a new expansion program . . ."

PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

     Set forth below is a description of public and private offerings of securities completed by us since inception of our financing activity for Fab 2.
For further description, including the accounting treatment for certain of these transactions, see Note 12 [F] - 12 [K] of our audited consolidated financial statements.

     UNIT OFFERING 2002. In January 2002, we completed a sale of units in
Israel, composed of NIS 110,579,800 principal amount of convertible unsecured subordinated debentures and 2,211,596 options, resulting in net proceeds of approximately $21.5 million. Each debenture is NIS 1 in principal amount, and is adjusted to reflect increases in the Israeli Consumer Price Index and bears interest at a rate of 4.7% per annum, payable yearly commencing January 20,
2003. Principal is payable in four installments beginning in January of 2006 through 2009. Prior to December 31, 2008, the debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 41 principal amount of debentures linked to the Israel Consumer Price Index. Each option was exercisable into one ordinary share until January 20, 2006 at an exercise price of NIS 39, linked to the Israel Consumer Price Index. All options expired and none have been exercised.

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

     RIGHTS OFFERING 2005. In December 2005, we distributed in the United States and Israel transferable rights to purchase up to $50 million US dollar denominated debentures that are convertible into up to approximately 45.5 million of our ordinary shares. In connection with the exercise of these rights, through January 2006, we issued, in the aggregate, 48.2 million convertible debentures, with each debenture of $1.00 in principal amount, or a total of
$48.2 million principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012. The debentures are convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The debentures contained a price protection antidilution provision, which expired in December 2006 without having been triggered. Subject to the terms of our facility agreement, we may at our option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. The debentures and interest thereon are unsecured and rank behind our existing and future secured indebtedness. For more information, see Note 12I to our audited annual consolidated financial statements.

     PUBLIC OFFERING 2006. In June 2006, we completed an underwritten public offering of our securities on the TASE in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). In the offering,
78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $400).
Each Unit consisted of (i) convertible debentures in the face amount of NIS
2,100 (approximately $470), (ii) five options each exercisable for three months for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount linked to the Israeli Consumer Price Index
("CPI") , (iii) 140 warrants each exercisable for three months for one ordinary share at a price of NIS 6.75 (approximately $1.67) linked to the CPI and (iv) 70 warrants each exercisable for three years for one ordinary share at a price of
NIS 7.40 (approximately $1.83), linked to the CPI. In addition, the Company issued 300 such units in consideration for NIS 526,000 (approximately $$117,000)
through a private placement to its market maker in connection with the offering.
The options and warrants described in (ii) and (iii) above expired in September
2006 and the warrants described in (iv) above expire on June 28, 2009. The convertible debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $2.00) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). The conversion price is subject to reduction in certain limited circumstances.

     PRIVATE PLACEMENT 2006. In November 2006, we sold to Israeli investors in private placements: (i) 58,150 units, each comprised of 100 ordinary shares and
50 warrants ("Series 5 Warrants"), which were sold at a price of NIS 759
(approximately $177) per unit and (ii) 58,000 units, each comprised of 100 ordinary shares and 40 Series 5 Warrants, which were sold at a price of NIS 850
(approximately $198) per unit. The price of the ordinary shares included in the units was equal to the closing price of our shares on the Tel-Aviv Stock
Exchange prior to each of the relevant private placements. Total immediate gross proceeds amounted to approximately $22 million.

     Under Israeli securities laws, the securities were subject to a statutory lock-up, which has since terminated following publication of a prospectus in
December 2006 filed with the Israel Securities Authority. Each of the Series 5
Warrants is exercisable at any time during a period of four years ending in
December 2010 at a price per share equal to a 25% premium to the market price of the Company's shares at the date the prospectus is published. As of December 28,
2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 (approximately $2.35) linked to the CPI.

     US INSTITUTIONAL PLACEMENT 2007. In March 2007, we completed a private placement of our securities in which we sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29 million in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares, warrants exercisable for approximately 9.4 million shares at an exercise price of $2.04 (subject to downward adjustments), exercisable until
March 15, 2012 ("Series I Warrants"), and short-term warrants exercisable for approximately 18.8 million shares at an exercise price of $1.70, which was identical to the closing price of the Company's ordinary shares on the NASDAQ on the trading day immediately prior to the closing of the private placement
("Series II Warrants"), exercisable until December 31, 2007. Subject to the registration statement covering the resale of the shares issued and the shares issuable upon exercise of the warrants remaining effective, the Company can compel the exercise of the Series II Warrants if during any 20 out of 30 consecutive trading days the closing price of the Company's shares on NASDAQ exceeds $2.12.

     ISRAEL INSTITUTIONAL PLACEMENT 2007. In June 2007, in a private placement with Israeli investors, we accepted orders for 342 units, resulting in gross proceeds of approximately 167 million NIS ($40 million). Each unit was comprised of: (i) long-term non-convertible bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59,700) and carrying an annual interest rate of 8 percent; (ii) long-term convertible bonds repayable in January 2013 with a 17.2 NIS conversion price (approximately $4.11) and with a face amount of
NIS 262,500 (approximately $62,700), carrying an annual interest rate of 8 percent, and (iii) 5,800 warrants, each exercisable for four years from the date the below mentioned prospectus is published, for one ordinary share at a price of $2.04 (approximately 8.54 NIS). Principal and interest on the bonds, including the convertible bonds, are linked to the Israeli consumer price index, or CPI, and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances. Under Israeli securities laws, the securities are subject to a statutory lock-up. The Company has undertaken to file a prospectus with the Israel Securities Authority to allow for the unrestricted trade of the securities. The funds raised are being held in escrow and will be released to the Company if the prospectus is declared effective by the Israel Securities Authority within 90 days from the date of the offering. In the event the prospectus is not declared effective by the Israel
Securities Authority, the holders of the bonds, including the convertible bonds, may elect to have the Company redeem the bonds.

     C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities have related primarily to our process development and microFLASH module design efforts, and have been sponsored and funded by us with some participation by the Israeli government.
Research and development expenses for the years ended December 31, 2006, 2005 and 2004 were $15.0 million, $16.0 million and $17.1 million net of government participation of $1.9 million, $1.0 million and $1.5 million, respectively. We have also incurred costs in connection with the transfer of Toshiba and
Freescale technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item
"Critical Accounting Policies - Depreciation and Amortization of Fab 2 Assets").
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

     F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

                                                                                              PAYMENT DUE
                                                      ------------------------------------------------------------------------------------------
                                                                   LESS THAN 1                                                            AFTER 5
                                                       TOTAL         YEAR         2 YEARS       3 YEARS       4 YEARS       5 YEARS        YEARS
                                                      -------       -------       -------       -------       -------       -------       -------
                                                                                            (IN THOUSANDS)

CONTRACTUAL OBLIGATIONS
Short Term Debt(1)                                     55,128        55,128
Other current liabilities                              18,096        18,096
Long term debt(2)                                     463,424        23,028        23,027        84,810       139,996        68,938       123,625
Convertible Debenture(3)                              128,115         8,076         7,743         7,410            --        65,002        39,884
Operating leases                                        3,888         2,434         1,203           251            --            --            --
Construction & equipment purchase agreements(4)        11,198        11,198
Siliconix advance                                      17,884         2,471         2,852         2,850         2,850         2,850         4,011
Other long-term liabilities                            15,330         1,448         8,227         2,374                                     3,281
Purchase obligations                                   29,321         3,208         2,724         2,724         2,724         2,724        15,217
                                                      -------       -------       -------       -------       -------       -------       -------
Total contractual obligations                         742,384       125,087        45,776       100,419       145,570       139,514       186,018
                                                      =======       =======       =======       =======       =======       =======       =======

(1)  Short-term debt and other current liabilities include our trade accounts payable for equipment and services that have already been supplied.

(2)  Long-term debt includes principal and interest payments in accordance with the terms of the credit facility, as amended in September 2006, as well as the impact of our hedging transactions.

(3)  Total amounts include expected principal and interest payments for the presented periods.

(4)  These amounts primarily consist of ordered equipment that has not yet been received. In addition to these contractual obligations, we have committed approximately $8.5 million in standby letters of credit and guarantees to secure our Fab 2 equipment obligations.

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
In addition, the above table does not include our long-term liability with respect to our wafer partner advances, which as of December 31, 2006, amounted to approximately $30.9 million that may be utilized by them against future purchases of Fab 2 products. We are unable to reasonably estimate the total amounts that may be utilized by our wafer partners since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

SENIOR MANAGEMENT           AGE                         TITLE
-----------------           --       ------------------------------------------------

Russell C.  Ellwanger       52       Chief Executive Officer
Oren Shirazi                37       Acting Chief Financial Officer
Dudu Vidan                  46       Vice President and Fab 2 Manager
Dr. Itzhak Edrei            47       Senior Vice President of Product Lines and Sales
Rafi Nave                   57       Chief Technology Officer
Ephie Koltin                45       Vice President and Fab 1 Manager
Dalit Dahan                 39       Vice President of Human Resources
Shimon Dahan                44       Vice President of Manufacturing Services
Nati Somekh Gilboa          32       Corporate Secretary and General Counsel
Rafi Mor                    43       Vice President of Business Development

DIRECTORS                   AGE                    TITLE
--------------------        --       ---------------------------------
Dov Moran                   51       Chairman of the Board
Russell C. Ellwanger        52       Director
Yossi Rosen                 67       Director
Dr. Eli Harari              62       Director
Miin Wu                     58       Director
Melvin Keating              60       Director
Nir Gilad                   50       Director
Kalman Kaufman              62       Independent Director
Hans Rohrer                 57       Independent and External Director
Miri Katz                   56       Independent and External Director

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

     DUDU VIDAN was appointed Vice President and Fab 2 Manager in April 2007, having served previously as Vice President and Fab 1 Manager since August 2005, as Fab2 production manager since March 2003 and as Fab2 tool installation manager since March 2001. Previously, Mr. Vidan was employed by MDF, serving as plant manager, and Carcom Aviation Products serving as production manager. Mr.
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

     EPHIE KOLTIN was appointed Vice President and Fab 1 Manager in April 2007, having served previously as Vice President of Business Development since August
2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB2 Process Engineering since 2000. From 1996-1999, Mr.
Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1. Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion - Israel Institute of
Technology. Mr. Koltin holds a B.Sc. in Mechanical Engineering and M.Sc. in
Materials Engineering from the Technion - Israel Institute of Technology.

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

     RAFI MOR was appointed Vice President of Business Development since April
2007, having served previously as Vice President and Fab 2 Manager since August
2005, as Fab 1 Manager since August 2003 and Senior Director and Fab 1 Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as Senior
Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was
employed by National Semiconductor in various engineering and management capacities. Mr. Mor earned master and bachelor degrees in chemical engineering from Ben Gurion University.

     DOV MORAN has served as Chairman of the Board since December 2006. Mr.
Moran was a founder of M-Systems and served as a director, President, Chief
Executive Officer and Chairman of the Board of Directors of M-Systems from 1989 until September 2006. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Mr. Moran holds a B.Sc. in Computers and Electronic
Engineering from the Technion Israel Institute of Technology.

     YOSSI ROSEN has served as a director and Chairman of the Stock Option and
Compensation Committee since February 2005. From November 30, 1998 until May
2007, Mr. Rosen served as the President and CEO of The Israel Corporation. Mr.
Rosen is Chairman of the Board of Directors of Israel Chemicals Ltd., a member of the Board of Directors and Executive Committee of ZIM Integrated Shipping
Services, Chairman of the Board of Dead Sea Magnesium Ltd. and a director of Oil
Refineries Ltd. Mr. Rosen holds a BA in Economics from the Hebrew University of
Jerusalem and an MA in Business Management from the Hebrew University of
Jerusalem.

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
Chairman and Chief Executive Officer of SanDisk Corporation from its inception in 1988 until June and currently has served as Chief Executive Officer and
Chairman of the Board of SanDisk since June 2006. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 US and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes
Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in Solid State Sciences from Princeton University and a B.S. (Honors) degree in Physics from Manchester
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
University.

     MELVIN L. KEATING has served as a director since July 2006. Since 2005, Mr.
Keating has served as the President and Chief Executive Officer of Alliance
Semiconductor Corporation since 2005. Mr. Keating also serves on the board of
Kitty Hawk Inc. From April 2004 to September 2005, Mr. Keating served as
Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc.
From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus
Equity Partners. Mr. Keating holds two Masters degrees from the University of
Pennsylvania, Wharton School and a B.A. from Rutgers University.

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

     HANS ROHRER has been a director and member of the Audit Committee since
April 2002. Since May 2002, Mr. Rohrer has served as President and Chief
Executive Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as
President of Taiwan Semiconductor Manufacturing Company -- Europe (TSMC -
Europe). Mr. Rohrer has held various engineering, marketing, sales and general management positions, including Vice President and General Manager, Europe, with
National Semiconductor between 1980 and 1998. Mr. Rohrer started his career in the semiconductor industry with Texas Instruments.

     MIRI KATZ has served as a director and member of the Audit Committee and the Stock Option and Compensation Committee since January 2007. Ms. \Katz has been a member of the board of trustees of The Hebrew University of Jerusalem and a member of its Committee for Academic Policy, the Audit Committee and the
Constitution Committee since 2004. Ms. Katz has been of counsel at Ophir Katz
&Co. and has served as a director of The Caesarea Foundation and The Caesarea
Edmond Benjamin de Rothschild Development Corporation Ltd. since 2003. In addition, Ms. Katz has also served as a director of the Bank of Jerusalem Ltd.
and the chairperson of its audit committee since 2003. From 1997-2002, Ms. Katz served as the chairperson of the Israel Securities Authority. Ms. Katz holds an
LL.B. from The Hebrew University of Jerusalem.

     NIR GILAD has served as a director since May 2007. Mr. Gilad has served as
Chief Executive Officer of Israel Corp. since_ June 2007; he previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May
2007. From 2004-2006, Mr. Gilad served as vice-Chief Executive Officer of Migdal
Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal
Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd. In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the
Treasury Office of the State of Israel. Throughout the years, Mr. Gilad was a member and chairman of several boards of directors. Mr. Gilad holds a B.A. in
Economics and Agricultural Management in Natural Sciences from the Hebrew
University of Jerusalem and an M.A. in business administration from Bar Ilan
University.

     Pursuant to a shareholders agreement dated January 18, 2001, SanDisk,
Alliance Semiconductor, Israel Corp. and Macronix have agreed to vote all their respective shares for nominees designated by each shareholder and for the election of a nominee of Israel Corp. as Chairman of the Board, unless agreed to otherwise.

     B.   COMPENSATION

     For the years ended December 31, 2006 and 2005, we paid to all our directors and senior management, as a group, an aggregate of $1.4 million and
$1.2 million, respectively, in salaries, fees and bonuses, excluding management fees paid to Israel Corp. The total amount set aside or accrued in the year ended December 31, 2006 to provide for severance, retirement and similar benefits for such persons was $0.3 million.

     During 2001, the Audit Committee, Board of Directors and shareholders approved a stock option plan which provides for the grant to our Board members of options to purchase up to 400,000 ordinary shares. As of May 31, 2007,
280,000 options to purchase ordinary shares were outstanding under this plan, with a weighted average exercise price of $5.39. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

     Since October 2001, our directors have foregone their directors' fees, except for fees required by law to be paid to our independent directors. The aggregate amount payable to each of our external directors with respect to the year ended December 31, 2006 was approximately $28,000. Each of these directors also receives a per meeting fee.

     On January 31, 2007, our shareholders approved, following our Board of
Directors' and Audit Committee approvals, the grant to each independent director of the Company who is not affiliated with our major shareholders, and is not an employee of the Company, initial options to purchase Ordinary Shares that equal
150,000 less the number of unvested options to purchase Ordinary Shares held by such independent director as of the date of the shareholders' meeting. These initial options vest over three years, one third on the first month anniversary of the date the shareholders approved the grant, and thereafter, the remaining two-thirds pro-rata on a monthly basis over the remaining two years until fully vested. The exercise price per initial option is $1.88, which was the closing price of our shares on the NASDAQ on the trading day immediately prior to the date the shareholders approved the grant. On January 31, 2007, our shareholders approved (i) the payment of annual fees and participation fees (per meeting) to the Independent Directors; and (ii) the reimbursement of out-of-pocket expenses of the independent directors, in both cases, to the maximum extent permitted under applicable Israeli law and regulations.

     Each new independent director appointed will be granted 150,000 options to purchase Ordinary Shares, exercisable at the closing price of our shares on the
NASDAQ on the trading day immediately prior to the relevant date of appointment, with the same vesting terms as the initial grants.

     Upon each third anniversary of a previous grant of options to an independent director, each such Independent Director shall be granted an additional 150,000 options to purchase Ordinary Shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price per each such option shall be the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant grant date.

     Subject to certain conditions, the options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the relevant options, as the case may be, first vested.

     So long as this option plan remains in effect, no future grants will be made to independent directors under the 2001 plan mentioned above.

     On January 31, 2007, our shareholders approved the appointment of Dov Moran as Chairman of the Board of Directors and approved the grant to him of options to purchase 3,158,090 Ordinary Shares, which represented 1.0% of our issued and outstanding share capital on a fully diluted basis. The exercise price of these options is $1.88, which was the closing price of our shares on the NASDAQ on the trading day immediately prior to the date of the shareholder approval. These options vest over four years as follows: 25% will vest on the 12 month anniversary of the shareholders approval date and 6.25% will vest each three months thereafter until fully vested.

     In April 2005, our Board of Directors approved the grant of options to purchase up to 1,325,724 of our ordinary shares (which represented 1.6% of our issued and outstanding shares as of June 30, 2006) to Russell Ellwanger, our then newly-appointed Chief Executive Officer, who was also appointed as a director, which was further approved by our shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of our shares on the last trading day prior to the board approval of the grant. These options vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

     In addition, in May 2006, our Audit Committee and Board of Directors
approved the grant of options to Mr. Ellwanger in addition to the options granted to him in April 2005, such that in total, he will hold options to purchase shares that represent 4% of our issued and outstanding shares on a fully diluted basis during the two-year period beginning May 16, 2006 (the date of the approval of the Audit Committee). This was further approved by our shareholders on September 28, 2006. The exercise price of the initial grant of approximately 4.3 million additional options was $1.45, the 90 day average closing price of our shares prior to May 17, 2006 (the date of the Board of
Directors' approval). In future dilutive events following May 2006, additional options will be granted to the CEO with an exercise price equal to the price per share of the newly issued securities. Under certain circumstances, the exercise price will equal the 30-day average closing price of the Company's shares prior to the dilutive event. As of May 31, 2007, due to dilutive events, approximately an additional 9.3 million options were granted to our CEO. The vesting period of the new options will be identical to the vesting period of the existing options.
Any decrease in the Company's shares on a fully diluted basis during the two-year period from the approval of the Audit Committee will be followed by the cancellation of the corresponding options granted to the CEO. No additional options will be granted to the CEO under the April 2005 option grant.

     On January 31, 2007, our shareholders approved: (i) an eight percent (8%)
increase in Mr. Ellwanger's annual base salary from $350,000 to $378,000, effective January 1, 2007; and (ii) a performance-based bonus of up to $525,000 for the year ending December 31, 2006.

     As of May 31, 2007, a total of 14,956,234 options were outstanding to our
CEO at a weighted average exercise price of $1.59.

     In May 2006, our board of directors approved a plan to offer each of our current employees, including senior management, the opportunity to exchange their existing options to purchase our ordinary shares for new options with an exercise price of $1.45, which is the average closing price of our shares on the
NASDAQ during the 90 consecutive trading days prior to the board of directors'
approval in May 2006. The new options were granted based on terms similar to our existing employee option plan with new vesting periods. As of May 31, 2007, options to purchase approximately 12 million ordinary shares held by our current employees, with exercise prices ranging from $1.18 to $25, were outstanding.

     Our board of directors further approved the allocation of additional options to be made available for grant to our employees if the total number of employee options, including the options to our CEO and senior management, during the 24 months from the date of the board of directors' approval, will represent less than 8% of our shares on a fully diluted basis. To date, no additional options have been granted pursuant to this authorization.

     During 2006, we granted a total of 1,589,878 options to purchase ordinary shares to our senior managers as a group (excluding the options granted to our
CEO described above). These options have a weighted average exercise price of
$1.42 per share with vesting periods over four years and expire in 2016.

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

     The Israeli Companies Law - 1999 (the "Companies Law") requires Israeli companies with shares that have been offered to the public in or outside of
Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation"
includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

     A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.
At least one external director must possess accounting and financial expertise.
The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in regulations promulgated by the
Israeli Minister of Justice in consultation with the Israeli Securities
Authority. These regulations do not appear to apply to external directors which served at the time of their coming into force. The regulations mandate that a person is deemed to have "expertise in finance and accounting" if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company's financial statements and to encourage discussion about the manner in which the financial data is presented.

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

     o    the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders that voted at the meeting, vote in favor of election of the director; or

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

     Mr. Rohrer and Ms. Miri Katz currently serve as our external directors. Mr.
Rohrer was appointed for an initial three-year term that expired in April 2005 and was reappointed for a subsequent three-year term expiring in April 2008. Ms.
Katz was appointed for an initial three-year term expiring in January 2010.

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

     Mr. Rosen, Dr. Harari and Ms. Katz serve on the stock option and compensation committee. The committee meets at least once a year. The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

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

                                                           AS OF DECEMBER 31,
                                                     -----------------------------
                                                      2006        2005        2004
                                                     -----       -----       -----

Process and product engineering, R&D, design           343         293         360
Manufacturing, operations (*)                          879         734         780
Manufacturing support                                  113         123         124
Administration, marketing, finance                     111          88         100
Fab 2 Construction and Technology Transfer (*)          --          --           5
                                                     -----       -----       -----
Total                                                1,446       1,238       1,369
                                                     =====       =====       =====

-----------------------

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

     We generally provide our employees with benefits and working conditions beyond the minimum requirements. For example, a general practice in Israel, which we follow, is the contribution of funds to an employee's "Manager's
Insurance" fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his or her right to receive severance pay, if legally entitled, upon termination of employment. To the Manager's Insurance fund, the employee usually contributes an amount equal to 5% of his or her wages and the employer usually contributes an additional
13.3% to 15.8%. To the pension fund the employee usually contributes an amount equal to between 5% and 6% of his or her wages and the employer usually contributes an additional 13.7% to 17.3%. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to make payments to the National Insurance Institute. We consider our relationship with our employees to be good, and we have never experienced a labor dispute, strike or work stoppage.

     E.   SHARE OWNERSHIP

     All of the persons listed above under the caption "Directors and Senior
Management" own ordinary shares and/or options to purchase ordinary shares.
Except as described below, none of such persons own shares and/or options amounting to 1% or more of the outstanding ordinary shares. Information regarding our share option plans and warrants presented in Note 12B to our consolidated financial statements is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     D.   MAJOR SHAREHOLDERS

     The following table and notes thereto set forth information, as of May 31,
2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the
Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares. On such date, 122,195,333 ordinary shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                               AMOUNT         PERCENT OF  PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                   OWNED (1)        CLASS(1)     (DILUTED)(2)
---------------------------                 ------------        -----         -----

Israel Corporation Ltd. (3)                 98,290,707(4)       47.66%        26.58%
 SanDisk Corporation(3)                     18,083,680(5)       14.42%         1.70%
 Alliance Semiconductor Corporation (3)      6,286,630(6)        5.14%         2.62%
 Macronix International Co. Ltd.(3)          9,682,485(7)        7.87%         8.27%
 Bank Hapoalim                              30,567,372          20.01%         8.27%
 Bank Leumi                                 30,567,372          20.01%        26.58%

---------------------

(1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

(2)  Assumes that all currently outstanding securities to purchase Ordinary
     Shares, other than those which cannot be calculated as of the date of this annual report, have been exercised by all holders

(3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
     Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation
     and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 36% of the outstanding shares of Tower.

(4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 18,181,823 shares issuable upon conversion of debentures, 65,789,474 shares issuable upon conversion of capital notes and 58,906 shares issuable upon the exercise of currently exercisable warrants.

(5)  Based on information provided by SanDisk, represents 14,901,862 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)  Based upon information provided by Alliance, represents 6,286,630 shares currently owned by Alliance.

(7)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(8)  Based on information provided by Bank Hapoalim represents25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of currently exercisable warrants and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot
     Hapoalim Ltd.

(9)  Based on information provided by Bank Leumi represents25,986,842 shares issuable upon conversion of capital notes and 4,580,530 shares issuable upon the exercise of currently exercisable warrants.

     This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility agreement, agreements with our major wafer partners and with Israel Corp. and option arrangements with our chief executive officer which cannot be calculated as of the date of this prospectus since the number of shares issuable will depend upon future transactions in which we may engage and/or the market price of our shares and/or other conditions: (i) ordinary shares issuable upon conversion of up to approximately $2.7 million in wafer prepayment credits (as of May 31, 2007)
which we have issued to our major wafer partners; (ii) ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement; (iii) ordinary shares issuable to our banks in January 2011 as a result of the reduction of the interest rate applicable to the quarterly actual interest payments on our outstanding loans and (iv)
anti-dilution options that may be granted to our Chief Executive Officer.

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

     As of June 21, 2007, there were a total of 41 holders of record of our ordinary shares, of which 27 were registered with addresses in the United
States. Such United States record holders were, as of such date, the holders of record of approximately 58.7% of our outstanding ordinary shares.

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

     AGREEMENTS WITH CERTAIN OF OUR WAFER PARTNERS AND ISRAEL CORP. We are party to several agreements with our wafer partners, including SanDisk and Alliance, and Israel Corp related to the financing of Fab 2 and manufacture of products as described under the caption "Fab 2 Agreements" in "Item 5. Operating and
Financial Review and Prospects Reference" of this annual report and Note 11A to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein.

     AGREEMENTS WITH ISRAEL CORP. Discussed under "Item 4. Information on the
Company -A. History and Development of the Company - Recent Developments" which discussion is incorporated by reference herein.

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

     B.   SIGNIFICANT CHANGES

     Not applicable.

ITEM 9. THE OFFER AND LISTING

     Our ordinary shares are listed and traded on the NASDAQ Global Market under the symbol "TSEM". In addition, in January 2001, our ordinary shares commenced trading on the Tel Aviv Stock Exchange (TASE) under the symbol "TSEM".

     The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Global Market and Tel
Aviv Stock Exchange:

                                NASDAQ GLOBAL MARKET       TEL AVIV STOCK EXCHANGE
                                -------------------          --------------------
                               HIGH ($)       LOW ($)      HIGH (NIS)     LOW (NIS)
                                -----          ----          -----          -----

PERIOD
May 2007                         1.89          1.52           7.51           6.66
April 2007                       1.94          1.67           7.63           7.12
March 2007                       1.80          1.64           7.56           7.00
February 2007                    2.08          2.01           8.88           7.35
January 2007                     1.97          1.70           8.37           7.21
December 2006                    1.95          1.67           8.12           7.11
First quarter 2007               2.08          1.64           8.88           7.00
Fourth quarter 2006              2.18          1.41           9.14           6.16
Third quarter 2006               1.51          1.24           6.69           5.11
Second quarter 2006              1.75          1.22           7.91           6.00
First quarter 2006               1.93          1.22           8.54           6.03
Fourth quarter 2005              1.80          1.02           8.30           5.20
Third quarter 2005               1.40          0.92           6.04           5.10
Second quarter 2005              1.90          1.08           8.00           5.15
First quarter 2005               2.38          1.36          10.30           6.36
2006                             2.18          1.22           9.14           5.11
2005                             2.38          0.92          10.30           5.10
2004                            10.80          1.62          46.39           7.70
2003                             7.90          2.16          35.00          10.12
2002                             8.50          3.11          37.99          15.30

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION; ISRAELI COMPANIES LAW

ARTICLES OF ASSOCIATION

     Our Articles of Association ("Articles") were adopted in November 2000, and as amended most recently on September 26, 2006, provide for an authorized capital of NIS 800 million divided into 800 million ordinary shares. The objective stated in the Articles is to engage in any lawful activity.

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

     Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days'
prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Companies Law pursuant to procedures established by the Board of Directors. Resolutions regarding the following matters shall be passed by an ordinary majority of those voting at the general meeting:

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

     A special meeting may be convened by the request of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Subject to exceptions, such notice must be given at least 21 days but not more than 35 days prior to the special meeting.

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

THE COMPANIES LAW

     We are subject to the provisions of the Companies. The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder, as defined in the
Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Each person listed in the table in "Item 6.
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

     The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the company's audit committee, board of directors and shareholders. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders. Subject to exceptions set forth in the Companies
Law, an office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

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

     o    A private placement that meets all of the following conditions:

          o    20 percent or more of the voting rights in the company prior to such issuance are being offered;

          o    The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company's outstanding share capital; and

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
following:

     o    We do not supply an annual report as required by Rule 4350(b)(1)(A), but makes our audited financial statements available to our shareholders prior to our annual general meeting.

     o    The majority of our Board of Directors is not comprised of directors who meet the definition of independence contained in NASDAQ
          Marketplace Rule 4200(a)(15), as required by Rule 4350(c)(1). Under the Companies Law a majority of the Board of Directors is not required to be comprised of independent directors. In keeping with the requirements of the Companies Law two of the members of our Board of
          Directors are external directors, and are independent as defined under
          Rule 10A-3 of the Securities Act.

     o    Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as required by Rule 4350(c)(2). The Companies Law does not require our external directors to conduct regularly scheduled meetings at which only they are present.

     o    The compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by Rule 4350(c)(3). In accord with the Companies Law the compensation of the chief executive officer and all other officers requires the approval of our Board of
          Directors, however the compensation of our chief executive officer, who also serves as a director, requires also the approval of our shareholders.

     o    Director nominees are not selected, or recommended for the Board's selection, as required by Rules 4350(c)(4)(A) and 4350(c)(4)(C).

     o    Our Board of Directors has not adopted a formal written charter or board resolution addressing the nomination process and such related matters as may be required under United States federal securities laws, as required by Rule 4350(c)(4)(B).

     o    Although we have adopted a formal written audit committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in Rule
          4350(d)(1).

     o    Our audit committee does not meet with all of the requirements of
          Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv).
          Though all members are independent as such term is defined under Rule
          10A-3 of the Exchange Act, the audit committee does not comply with the foregoing Rule 4350 requirements, as permitted by the Companies
          Law.

     o    Our articles of association do not provide for a quorum of not less than 33 1/3% of the outstanding shares of our voting ordinary shares for meetings of our ordinary shareholders, as required by Rule
          4350(f). Our articles of association presently require a quorum consisting of two shareholders holding a combined 33% of our ordinary shares. Under the Companies Law a quorum consisting of two shareholders holding a combined 25% of the company's voting shares is required.

     o    We review and approve all related party transactions in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law, which do not fully reflect the requirements of Rule 4350(h).

     o    We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 4350(i).

     We may in the future provide NASDAQ with an additional such letter or letters notifying NASDAQ that we are following our own practices, consistent with the Companies Law and practices in Israel in lieu of other requirements of
Marketplace Rule 4350.

     MATERIAL CONTRACTS. Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Intellectual Property and
Licensing Agreements" in "Item 4".Information on the Company" and under the caption "Fab 2 Agreements" in "Item 5. Operating and Financial Review and
Prospects" of this annual report.

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

     INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS. Discussions of these agreements are incorporated herein by reference to the discussion under the caption "Intellectual Property and Licensing Agreements" in "Item 4".Information
on the Company" of this annual report.

EXCHANGE CONTROLS

     Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including US dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

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

     According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10%
or more of the right to profits, right to nominate a director or voting rights)
in the company issuing the shares. The rate on the gains from publicly traded shares applicable to gains that were realized between January 1, 2003 and
January 1, 2006 was 15%.

     A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he or she had been a substantial shareholder.

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

     Pursuant to the treaty between the Governments of the United States and
Israel with respect to taxes on income, or the US-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a US resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this US resident would be permitted to claim a credit for these taxes against the US income tax with respect to the sale, exchange or disposition, subject to the limitations in US laws applicable to foreign tax credits.

     ISRAELI TAX ON INTEREST INCOME AND ON ORIGINAL ISSUANCE DISCOUNT

     Interest and Original Issuance Discount (OID) on our convertible debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual's accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual's Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties. In such cases the regular rate of tax on Interest and OID of up to 49% will apply to the individual. Interest and OID paid to corporations will be subject to corporate tax at the regular rates of 29% in 2007, 27% in
2008, 26% in 2009 and 25% in 2010 and thereafter. As a result of the provisions related to tax withholding, as explained below, foreign resident individuals and corporations will be subject to tax of 25% or less, according to the relevant treaty relating to their domicile country.

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

     PFIC RULES

     A non-US corporation will be classified as a passive foreign investment company, or a PFIC, for US federal income tax purposes if either (i) 75% or more of its gross income for the taxable year is passive income, or (ii) on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis), 50% or more of its gross assets produce or are held for the production of passive income.

     We do not believe that we satisfied either of the tests for PFIC status in
2006 or in any prior year. However, there can be no assurance that we will not be a PFIC in 2007 or a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the
"income test". Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

     If we were to be a PFIC at any time during a US holder's holding period, such US holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income tax rates on "excess distributions," which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are "regularly traded" on a qualifying exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder's adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the "mark to market" election). For this purpose, the NASDAQ National Market is a qualifying exchange. US holders are strongly urged to consult their own tax advisers regarding the possible application and consequences of the PFIC rules.

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

     We are subject to interest rate exposure in connection with $369 million long-term debt outstanding as of December 31, 2006 under the Fab 2 facility agreement, as such debt bears interest at a rate of LIBOR plus 1.1% per annum
(as amended in the September 2006 amendment to the Facility Agreement, as described above). The interest rate as of December 31, 2006 on $162 million of the Fab 2 loans, not subject to the results of our collar agreements, was 6.48%.
Our remaining loans of $207 million, were covered by the collar agreements as of
December 31, 2006, and bore annual interest rate as of such date, including the results of our hedging activities described below, as follows: $127 million -
6.48%, $80 million - 5.1%, Following the September 2006 amendment to the
Facility Agreement, the loans are repayable in 12 equal consecutive quarterly installments commencing September 30, 2009.

     As of December 31, 2006, collar agreements in the amount of $207 million were effective and gradually expire in 2007-2009. These agreements provide for combinations as described below. Under the knock-out provision in these agreements, in the event that the LIBOR rate exceeds the knock-out LIBOR rate level during a particular quarter, the protection provided under the interest collar agreements will not apply with respect to that entire quarter. If the
LIBOR rate decreases thereafter and remains below the knock-out LIBOR rate level in any successive quarter for the duration of the entire quarter, the protection provided under the interest rate collar will again be effective.

     With respect to the $87 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the floor rate of
4.30% we will pay total interest at the fixed rate of 5.4% (the 4.30% floor rate plus 1.1%); if the LIBOR is between 4.30% and 5.56%, we will pay total interest at the actual LIBOR plus 1.1%; if the LIBOR is between 5.56% and 7.50% we will pay total interest at a fixed rate of 6.66% (the 5.56% cap rate plus 1.1%); and
if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus 1.1%.
On December 31, 2006, the LIBOR rate was 5.38%. Accordingly, as of such date the interest rate on these long-term loans was 6.48% (the Libor rate of 5.38% plus
1.1%).

     With respect to the $40 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the floor rate of
2.80% we will pay total interest at the fixed rate of 3.90% (the 2.80% floor rate plus 1.1%); if the LIBOR is between 2.80% and 5.50%, we will pay total interest at actual LIBOR plus 1.1%; if the LIBOR is between 5.50% and 7.50% we will pay total interest at a fixed rate of 6.60% (the 5.50% cap rate plus 1.1%);
and if the LIBOR is higher than 7.50%, we will pay the actual LIBOR rate plus
1.1%. At December 31, 2006, the LIBOR rate was 5.38%. Accordingly, as of such date, the interest rate on these long-term loans was 6.48% (the Libor rate of
5.38% plus 1.1%).

     With respect to the $80 million of our Fab 2 credit facility debt, under the terms of the collar agreements, if the LIBOR is below the knock-in of 0.70%
we will pay total interest at the fixed rate of 3.85% (the 2.75% floor rate plus
1.1%); if the LIBOR is between 0.70% and 4.00%, we will pay total interest at the actual LIBOR plus 1.1%; if the LIBOR is between 4.00% and 7.00% we will pay total interest at a fixed rate of 5.1% (the 4.00% cap level plus 1.1%); and if the LIBOR is higher than 7.00%, we will pay the actual LIBOR rate plus 1.1%. At
December 31, 2006, the LIBOR rate was 5.38Accordingly, as of such date, the interest rate on these long-term loans was 5.1% (the cap level of 4.0% plus
1.1%).

     All our collar agreements resulted in a gain of $0.9million in the year ended December 31, 2006. The fair value of these agreements, as of December 31,
2006 was a $1.8 million gain.

     Assuming a 10% upward shift in the LIBOR rate at December 31, 2006 (from
5.38% to 5.9%), will increase our yearly interest payments. Considering our collar agreements, an 10% increase in the LIBOR rate will increase our interest payments on our $162 million loans not hedged by the collar agreements and will partially increase our interest payments on our $127 million loans hedged by the collar agreements with a CAP of 5.56% since such an increase in the Libor rate will increase our interest payments up to the CAP level + 1.1%. Such an increase in the Libor rate will not affect our interest payments on our $80 million loans hedged by the collar with a CAP level of 4% since the interest payments will remain based on the CAP level + 1.1%. Giving effect to all the above, assuming a
10% upward shift in the LIBOR rate at December 31, 2006 (from 5.38% to 5.9%), will increase our yearly interest payments in 2007 by $1.1 million.

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

FOREIGN EXCHANGE RISK

     We are exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our 2002 and 2006 convertible debentures. As of December 31,
2006, we were exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our exercise price of our Options (Series 4) issued in 2006, which is denominated in NIS and linked to the Consumer Price Index in Israel
(CPI). As of December 31, 2006 the adjusted outstanding principal amount of the
2002 and 2006 convertible debentures was $68.7 million and the adjusted exercise price of the options (Series 4) was $7.4. The dollar amount of our finance costs
(interest and currency adjustments) related to the 2002 and 2006 convertible debentures will be increased if the rate of inflation in Israel is not offset
(or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of the 2002 and 2006 convertible debentures will be increased as well.
If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased. From the date of the issuance of the 2002 convertible debentures in January 2002 until
December 31, 2006, the Israel consumer price index increased by 8.2% while the
US dollar/NIS exchange rate decreased by 7.8% and from the date of the issuance of the 2006 convertible debentures and Options (Series 4) in June 2006 until
December 31, 2006, the Israel consumer price index did not increase while the US dollar/NIS exchange rate decreased by 5.6%.

     The 2002 convertible debentures bear annual interest at a fixed rate of
4.7%. The debentures are payable in four annual installments commencing in
January 2006. The 2005 convertible debentures are denominated in USD and bear annual interest at the rate of 5%. The principle of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012.
The 2006 convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value. Therefore, we are not subject to exposure to interest rate fluctuations with respect to the debentures. However, in case the actual market interest rates are lower than the interest rate provided on the convertible debentures, our actual finance costs would be higher than in case our convertible debentures bear floating interest rate.

     Our main foreign currency exposures other than convertible debentures and options, are associated with exchange rate movements of the US dollar, our functional and reporting currency, against the Japanese Yen, the Euro and the
NIS. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts and options (including zero-cost cylinder options) in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. A cylinder option is a combination of a purchased call option and a written put option. The exercise prices of the options may not be identical and this effectively creates a synthetic range forward. The maturity dates of the options coincide with the scheduled payments to suppliers.

     Accordingly, we enter, from time to time, into foreign currency agreements to hedge exposure to equipment purchase commitments and other firm commitments.
Most of our agreements to hedge equipment purchase commitments are designated to eliminate exposure changes in the Japanese Yen and the Euro vis-a-vis the US dollar. During the year ended December 31, 2006, we did not have any such transactions.

     We enter from time to time into foreign exchange agreements to hedge exposure relating to Value Added Tax (VAT), grants receivables and payroll payments denominated in NIS. During the year ended December 31, 2006, we did not have any such transaction.

     We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable
Israeli banks.

     Assuming a 10% revaluation of the NIS against the US dollar on December 31,
2006 (from 4.225 to 3.80), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, convertible debentures and liabilities in regard to employees ) would have increased in approximately $6.5 million.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that as of December 31, 2006, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as required to allow timely decisions regarding required disclosures.

     There have been no significant changes in our internal controls or in other factors that could significantly affect disclosure controls and procedures subsequent to the date of our most recent evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that a member of our audit committee,
Ms. Miri Katz, is an audit committee financial expert and is independent as defined by NASDAQ Marketplace Rule 4350.

ITEM 16B. CODE OF ETHICS

     We adopted a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, acting Chief Financial
Officer, controller, and persons performing similar functions. We have posted our code of ethics on our website, www.towersemi.com under "About Tower".

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services in k$:

                               2006         2005
                                ---          ---
                             (US DOLLARS IN THOUSANDS)
                                ----------------

Audit fees (1)                  235          325
Audit-related fees (2)           20            3
Tax fees (3)                      9            9
Other                            --           --
                                ---          ---
                                264          337
                                ===          ===

----------------

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

     Our audit committee's charter states that the audit committee is responsible for receiving specific information on the independent auditor's proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services. All of the non-audit services provided in 2005 and 2006 were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation 6

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS.

     Not Applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See Index to Financial Statements following the signature page.

ITEM 19. EXHIBITS

     1.1 Articles of Association of the Registrant, approved by shareholders on
November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the
Registrant's Registration Statement on Form F-1, File No. 333-126909, "Form F-1
No. 333-126909").

     1.2 Amendment to Articles of Association of the Registrant (incorporated by reference to exhibit 4.2 to the Registration Statement on Form S-8 No.
333-117565 ("Form S-8 No. 333-117565").

     1.3 Amendment to the Articles of Association of the Registrant (approved by shareholders on September 28, 2006) (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8, File No. 333-138837 (the
"2006 Form S-8").

     2.1 Bank Warrants, dated January 18, 2001, between the Registrant and Bank
Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to exhibit 2.2 to the Registrant's Annual Report on Form 20-F for the year ended
December 31, 2000 (the "2000 Form 20-F")).

     2.2 Registration Rights Agreement, dated January 18, 2001, by and between
SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and
Macronix International Co., Ltd. (incorporated by reference to exhibit 2.2 to the 2000 Form 20-F).

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

     2.5 Form of Indenture (incorporated by reference to exhibit 4.2 to the
Registrant's Amendment No. 6 to the Registration Statement on Form F-1/A No.
333-126909 (the "Form F-1 No. 333-126909").

     2.6 Form of Note for the Debentures (incorporated herein by reference to
Exhibit A to the Indenture filed as exhibit 4.2 to Form F-1 No. 333-126909 ).

     2.7 First Amendment to a Warrant Issued on December 11, 2003 to Tarshish
Hahzakot Vehashkaot Hapoalim Ltd., dated September 28, 2006 (incorporated by reference to exhibit 99.14 of the November 2006 Form 6-K).

     2.8 First Amendment to a Warrant Issued on December 11, 2003 to Bank Leumi
Le-Israel, dated September 28, 2006 (incorporated by reference to exhibit 99.15 of the November 2006 Form 6-K).

     2.9 First Amendment to a Warrant Issued on August 4, 2005 to Bank Hapoalim
B.M., dated September 28, 2006 (incorporated by reference to exhibit 99.16 of the November 2006 Form 6-K).

     2.10 First Amendment to a Warrant Issued on August 4, 2005 to Bank Leumi
Le- Israel B.M., dated September 28, 2006 (incorporated by reference to exhibit
99.17 of the November 2006 Form 6-K).

     2.11 Form of Series I Warrant (incorporated by reference to exhibit 99.6 of the March 2007 Form 6-K).

     2.12 Form of Series II Warrant (incorporated by reference to exhibit 99.7 of the March 2007 Form 6-K).

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
333-83204).

     4.16 Wafer Partner Conversion Agreements, dated September 2001, between the
Registrant and each of SanDisk, Alliance and Macronix (incorporated by reference to exhibit 4.17 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001 (the "2001 Form 20-F)).

     4.17 Letter Agreement, dated November 29, 2001, among SanDisk, Alliance,
Macronix, QuickLogic and the Registrant regarding the Utilization of Prepayments
(incorporated by reference to exhibit 4.18 to the 2001 Form 20-F).

     4.18 Letter Agreements among Alliance, Macronix, QuickLogic, Israel Corp.
and the Registrant and between SanDisk and the Registrant regarding Additional
Wafer Partner Financing Date (incorporated by reference to exhibit 4.19 to the
2001 Form 20-F).

     4.19 Letter Agreement, dated November 15, 2001, among SanDisk, Alliance,
Macronix, QuickLogic, ICTech and the Registrant regarding Amendment to Financing
Plan (incorporated by reference to exhibit 4.20 to the 2001 Form 20-F).

     4.20 First Amendment, dated January 29, 2001, to the Facility Agreement
(incorporated by reference to exhibit 4.21 to the 2001 Form 20-F).

     4.21 Second Amendment, dated January 10, 2002, to Facility Agreement
(incorporated by reference to exhibit 4.22 to the 2001 Form 20-F).

     4.22 Third Amendment, dated March 7, 2002, to the Facility Agreement
(incorporated by reference to exhibit 4.23 to the 2001 Form 20-F).

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
treatment.)

     4.26 Fourth Amendment, dated April 29, 2002, to the Facility Agreement
(incorporated by reference to exhibit 4.27 to the Registrant's Annual Report on
Form 20-F for the year ended December 31, 2002 (the "2002 Form 20-F)).

     4.27 Fifth Amendment dated September 18, 2002 to the Facility Agreement
(incorporated by reference to exhibit 4.28 to the 2002 Form 20-F).

     4.28 Amendment to Fifth Amendment to the Facility Agreement, dated October
22, 2002, to the Facility Agreement (incorporated by reference to exhibit 4.29 to the2002 Form 20-F).

     4.29 Letter Agreement, dated March 2002, among SanDisk, Alliance, Macronix,
ICTech and Challenge Fund to advance Third and Fourth Milestone Payments
(incorporated by reference to exhibit 4.30 to the 2002 Form 20-F).

     4.30 Letter Agreement, dated July 2002, among SanDisk, Alliance, Macronix, and ICTech to exercise rights distributed in rights offering (incorporated by reference to exhibit 4.31 to the 2002 Form 20-F).

     4.31 Letter Agreement, dated March 2003, among SanDisk, Alliance, Macronix,
ICTech, and the Registrant (incorporated by reference to exhibit 4.32 to the
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

     4.36 Development and License Agreement, dated March 31, 2002, between
Virage Logic Corporation and the Registrant (incorporated by reference to exhibit 4.37 to the 2002 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.37 Master Services and License Agreement, dated June 2002, between
Artisan Components, Inc. and the Registrant (incorporated by reference to exhibit 4.38 to the 2002 Form 20-F).

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

     4.41 Foundry Agreement, dated May 12, 2004, between the Registrant and
Siliconix incorporated (incorporated by reference to exhibit 4.42 to the
Registrant's Annual Report on Form 20-F for the year ended December 31, 2004
(the " 2004 Form 20-F)). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.42 Share Purchase Agreement, dated December 8, 2004, between the
Registrant and the Purchasers named therein (incorporated by reference to exhibit 4.43 to the 2004 Form 20-F).

     4.43 Agreement, dated December 31, 2004, by and among the Registrant and the Purchasers named therein (incorporated by reference to exhibit 4.44 to the
2004 Form 20-F).

     4.44 Employee Share Option Plan 2004 (incorporated by reference to Exhibit
4.3 to the Registrant's Registration Statement on Form S-8 No. 333-117565 ("Form
S-8 No. 333-117565").

     4.45 Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

     4.46 Form of Grant Letter to US Employees (incorporated by reference to
Exhibit 4.5 to Form S-8 No. 333-117565).

     4.47 Bank Warrants, dated August 2005, between the Registrant and Bank
Hapoalim B.M. and Bank Leumi Le-Israel B.M (incorporated by reference to correspondingly-numbered exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F").

     4.48 Ninth Amendment to the Facility Agreement, dated July 2005, dated July
24, 2005 (incorporated by reference to exhibit 4.5 to the Form F-1 No.
333-126909 ("Form F-1 No. 333-126909").

     4.49 Tenth Amendment to the Facility Agreement, dated September 2005
(incorporated by reference to Exhibit 4.4 to Form F-1 No. 333-126909).

     4.50 Eleventh Amendment to the Facility Agreement, dated October 2005
(incorporated by reference to Exhibit 4.3 to Form F-1 No. 333-126909).

     4.51 Twelfth Amendment to the Facility Agreement, dated November 2005
(incorporated by reference to Exhibit 4.6 to Form F-1 No. 333-126909).

     4.52 Thirteenth Amendment to the Facility Agreement, dated May 2006
(incorporated by reference to correspondingly-numbered exhibit to the
Registrant's Annual Report on Form 20-F for the year ended December 31,
2006"2006 Form 20-F").

     4.53 Fourteenth Amendment to the Facility Agreement, dated May 2006
(incorporated by reference to correspondingly-numbered exhibit to the 2006 Form
20-F).

     4.54 Fifteenth Amendment to the Facility Agreement, dated June 2006
(incorporated by reference to correspondingly-numbered exhibit to the 2006 Form
20-F).

     4.55 Reserved.

     4.56 Form of Rights Agent Agreement with Rights Certificate Attached
(incorporated by reference to Exhibit 4.1 to Form F-1 No. 333-126909).

     4.57 Development and License Agreement, dated July 2005, between Impinj,
Inc. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.58 License and Design Agreement, dated January 10, 2003 between Chipidea
Microelectronics S.A. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.59 Amendment to Design Agreement of January 2003 between Chipidea
Microelectronics S.A. and the Registrant, dated June 2005 (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.60 License Agreement, dated April 29, 2004, between Synopsys, Inc. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

     4.62 Employee Share Option Plan 2005 (incorporated by reference to Exhibit
4.3 of the 2006 Form S-8).

     4.63 Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

     4.64 Form of Grant Letter to US Employees (incorporated by reference to
Exhibit 4.5 of the 2006 Form S-8).

     4.65 CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

     4.66 Option Grant Letter Agreement - CEO Share Option Plan 2005 from the
Registrant to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

     4.67 Option Grant Letter Agreement - CEO Share Option Plan 2005 from the
Registrant to Russell Ellwanger, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

     4.68 Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower
Semiconductor USA, Inc. to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

     4.69 Equity Convertible Capital Note, dated September 28, 2006, issued to
Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form
6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the
"November 2006 Form 6-K")).

     4.70 Registration Rights Agreement, dated September 28, 2006, with Israel
Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006
Form 6-K).

     4.71 Amending Agreement, dated August 24, 2006, with Bank Hapoalim B.M. and
Bank Leumi Le-Israel B.M., to the Facility Agreement (incorporated by reference to Exhibit 99.6 of the November 2006 Form 6-K).

     4.72 Facility Agreement, as amended and restated by the parties through
August 24, 2006 (incorporated by reference to Exhibit 99.7 of the November 2006
Form 6-K).

     4.73 Conversion Agreement, dated September 28, 2006, with Bank Hapoalim
B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

     4.74 Conversion Agreement, dated September 28, 2006, with Bank Leumi
Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006
Form 6-K).

     4.75 Registration Rights Agreement, dated September 28, 2006, with Bank
Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006
Form 6-K).

     4.76 Registration Rights Agreement, dated September 28, 2006, with Bank
Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November
2006 Form 6-K).

     4.77 Equity Convertible Capital Note, dated September 28, 2006, issued to
Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November
2006 Form 6-K).

     4.78 Equity Convertible Capital Note, dated September 28, 2006, issued to
Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.13 of the
November 2006 Form 6-K).

     4.79 Form of Securities Purchase Agreement (incorporated by reference to
Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15,
2007 (the "March 2007 Form 6-K")).

     4.80 Form of Registration Rights Agreement (incorporated by reference to
Exhibit 99.4 of the March 2007 Form 6-K).

     4.81 Loan Agreement, dated August 2006, between the Registrant and SanDisk
Corporation.

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

     14.1 Consent of Brightman Almagor & Co.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of June, 2007.

                                                   TOWER SEMICONDUCTOR LTD.

                                                   By: /s/ Russell C. Ellwanger
                                                   ----------------------------
                                                   Russell C. Ellwanger
                                                   Chief Executive Officer

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-1

BALANCE SHEETS                                                           F-2

STATEMENTS OF OPERATIONS                                                 F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            F-4

STATEMENTS OF CASH FLOWS                                                 F-5

NOTES TO FINANCIAL STATEMENTS                                         F-6-F-75

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
                                                    www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower
Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2006 and
2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. The effect of the application of the latter on the financial position, results of operations and cash flows as of the dates and for the years presented is summarized in Note 19.

/s/ BRIGHTMAN ALMAGOR & CO.
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 7, 2007

                                     F - 1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                                          AS OF DECEMBER 31,
                                                                                                      --------------------------
                                                                                          NOTE           2006            2005
                                                                                        ---------     ---------        ---------

A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                                      $  39,710        $   7,337
       SHORT-TERM INTEREST-BEARING DEPOSITS                                                               1,230                -
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                                               -           31,661
       TRADE ACCOUNTS RECEIVABLE:                                                            13
          RELATED PARTIES                                                                                13,625            5,309
          OTHERS                                                                                         17,873           11,467
       OTHER RECEIVABLES                                                                      3           5,425            9,043
       INVENTORIES                                                                            4          41,101           24,376
       OTHER CURRENT ASSETS                                                                               1,473            1,048
                                                                                                      ---------        ---------
             TOTAL CURRENT ASSETS                                                                       120,437           90,241
                                                                                                      ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                                               5         532,954          510,645
                                                                                                      ---------        ---------

    INTANGIBLE ASSETS, NET                                                                    6          44,981           61,441
                                                                                                      ---------        ---------

    OTHER ASSETS , NET                                                                                    1,346           16,359
                                                                                                      =========        =========

             TOTAL ASSETS                                                                             $ 699,718        $ 678,686
                                                                                                      =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                                                   8       $       -        $  21,103
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                                           9           6,632            6,453
       TRADE ACCOUNTS PAYABLE                                                                            55,128           59,741
       OTHER CURRENT LIABILITIES                                                              7          22,096            8,972
                                                                                                      ---------        ---------
             TOTAL CURRENT LIABILITIES                                                                   83,856           96,269

    LONG-TERM DEBT FROM BANKS                                                                 8         356,947          497,000

    CONVERTIBLE DEBENTURES                                                                    9          62,175           19,358

    LONG-TERM CUSTOMERS' ADVANCES                                                           11A          46,042           59,621

    OTHER LONG-TERM LIABILITIES                                                              10          17,708           11,012
                                                                                                      ---------        ---------
             TOTAL LIABILITIES                                                                          566,728          683,260
                                                                                                      ---------        ---------

    CONVERTIBLE DEBENTURES                                                                    9               -           25,493
                                                                                                      ---------        ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          800,000,000 AND 500,000,000 SHARES, RESPECTIVELY;
          ISSUED 102,052,767 AND 68,232,056 SHARES, RESPECTIVELY                        11A, 12          24,187           16,548
       ADDITIONAL PAID-IN CAPITAL                                                       11A, 12         564,580          522,237
       CAPITAL NOTES                                                                        12C         176,401                -
       EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND CUMULATIVE
          STOCK BASED COMPENSATION                                                            9          23,576              (26)
       ACCUMULATED DEFICIT                                                                             (646,682)        (559,754)
                                                                                                      ---------        ---------
                                                                                                        142,062          (20,995)
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                           12D          (9,072)          (9,072)
                                                                                                      ---------        ---------
             TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                       132,990          (30,067)
                                                                                                      =========        =========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $ 699,718        $ 678,686
                                                                                                      =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                            --------------------------------------------
                                                                Note           2006            2005             2004
                                                              ---------     ---------        ---------        ---------

REVENUES                                                          13
     SALES                                                                  $ 187,438        $  93,991        $ 124,111
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT         11B(2)               -            8,000            1,944
                                                                            ---------        ---------        ---------
                                                                              187,438          101,991          126,055

COST OF SALES                                                                 267,390          238,358          228,410
                                                                            ---------        ---------        ---------

        GROSS LOSS                                                            (79,952)        (136,367)        (102,355)
                                                                            ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                  14,984           16,029           17,053
     MARKETING, GENERAL AND ADMINISTRATIVE                                     24,512           17,418           21,297
                                                                            ---------        ---------        ---------

                                                                               39,496           33,447           38,350
                                                                            =========        =========        =========

        OPERATING LOSS                                                       (119,448)        (169,814)        (140,705)

FINANCING EXPENSE, NET                                             14         (48,148)         (35,651)         (29,745)

GAIN ON DEBT RESTRUCTURING                                     11A(6)          80,071                -                -

OTHER INCOME, NET                                                  15             597            2,383           32,682
                                                                            ---------        ---------        ---------

              LOSS FOR THE YEAR                                             $ (86,928)       $(203,082)       $(137,768)
                                                                            =========        =========        =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                         $   (1.05)       $   (3.06)       $   (2.13)
                                                                            =========        =========        =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                                      82,581           66,371           64,717
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

                                     F - 3

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                               EQUITY
                                                                                                                              COMPONENT
                                                                                                                                 OF
                                                                                                                             CONVERTIBLE
                                                                                                      PROCEEDS               DEBENTURES
                                                                                                         ON                      AND
                                                           ORDINARY SHARES            ADDITIONAL      ACCOUNT OF             CUMULATIVE
                                                      ---------------------------      PAID-IN          SHARE      CAPITAL   STOCK BASED    ACCUMULATED        TREASURY
                                                        SHARES          AMOUNT         CAPITAL         CAPITAL      NOTES    COMPENSATION     DEFICIT            STOCK           TOTAL
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------

     BALANCE - JANUARY 1, 2004                         52,996,097     $    13,150     $   427,881     $ 16,428     $      -    $    (26)    $   (218,904)         (9,072)     $   229,457

ISSUANCE OF SHARES                                      2,463,949             553          16,414      (16,428)                                                                       539
ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                     11,444,500           2,550          72,536                                                                                  75,086
EXERCISE OF SHARE OPTIONS                                  95,250              21             645                                                                                     666
LOSS FOR THE YEAR                                                                                                                               (137,768)                        (137,768)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2004                       66,999,796     $    16,274     $   517,476     $      -     $      -    $    (26)    $   (356,672)     $    (9,072)    $   167,980

ISSUANCE OF SHARES                                      1,232,260             274           1,520                                                                                   1,794
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 12B(5)                                           2,793                                                                                   2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES, NOTE 12I                                                                     448                                                                                     448
LOSS FOR THE YEAR                                                                                                                               (203,082)                        (203,082)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2005                       68,232,056     $    16,548     $   522,237     $      -     $      -    $    (26)    $   (559,754)     $   (9,072)     $   (30,067)

ISSUANCE OF SHARES                                     16,729,145           3,860          21,235                                                                                  25,095
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                                       27,997                                            27,997
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES         16,734,316           3,696          14,681                                (7,758)                                           10,619
ISSUANCE OF WARRANTS                                                                        1,803                                                                                   1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                                                                 3,363                                             3,363
EXERCISE OF OPTIONS                                         7,250               2               9                                                                                      11
EXERCISE OF WARRANTS                                      350,000              81             469                                                                                     550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                                    4,146                                                                                   4,146
CAPITAL NOTES                                                                                                       176,401                                                       176,401
LOSS FOR THE YEAR                                                                                                                                (86,928)                         (86,928)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2006                      102,052,767     $    24,187     $   564,580     $      -     $176,401    $ 23,576     $   (646,682)     $   (9,072)     $   132,990
                                                      ===========     ===========     ===========     ========     ========    ========     ============      ==========      ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 4

                        TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
             (dollars in thousands, except share data and per share data)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                  2006             2005            2004
                                                                                ---------       ---------       ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                            $ (86,928)      $(203,082)      $(137,768)
   Adjustments to reconcile loss for the year
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                            154,794         144,852         121,067
         EFFECT OF INDEXATION AND TRANSLATION ON CONVERTIBLE DEBENTURES             2,569          (1,031)            676
         OTHER INCOME, NET                                                           (597)         (2,383)        (32,682)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                         (14,722)          2,510          (7,655)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         (2,662)          1,988            (413)
         DECREASE (INCREASE) IN INVENTORIES                                       (16,725)          1,293          (6,287)
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                             (2,073)          3,082             404
         GAIN ON DEBT RESTRUCTURING                                               (80,071)              -               -
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                           6,551          (1,839)           (970)
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                        (3,285)         (5,368)          9,344
                                                                                ---------       ---------       ---------
                                                                                  (43,149)        (59,978)        (54,284)
         INCREASE (DECREASE) IN LONG-TERM CUSTOMERS' ADVANCES, NET                 (2,306)           (760)         19,384
                                                                                ---------       ---------       ---------
           NET CASH USED IN OPERATING ACTIVITIES                                  (45,455)        (60,738)        (34,900)
                                                                                ---------       ---------       ---------
CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                               31,661          27,266         (10,037)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (145,165)        (38,878)       (154,975)
   INVESTMENT GRANTS RECEIVED                                                       5,219           7,496          32,636
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                    600           2,179           2,626
   INVESTMENTS IN OTHER ASSETS                                                     (5,074)         (3,841)           (702)
   INCREASE IN SHORT-TERM INTEREST-BEARING DEPOSITS                                (1,230)              -               -
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                           -               -          38,677
                                                                                ---------       ---------       ---------
           NET CASH USED IN INVESTING ACTIVITIES                                 (113,989)         (5,778)        (91,775)
                                                                                ---------       ---------       ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                           58,766          25,086               -
   PROCEEDS FROM LONG-TERM DEBT                                                    18,295          21,103          66,000
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES, NET                                  17,483               -          75,225
   PROCEEDS ON ACCOUNT OF A WARRANT                                                   550               -               -
   PROCEEDS FROM ISSUANCE OF WARRANTS                                               3,190               -               -
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                           100,000               -               -
   REPAYMENT OF CONVERTIBLE DEBEBNTURE                                             (6,476)              -               -
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                              9                             666
                                                                                ---------       ---------       ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                              191,817          46,189         141,891
                                                                                =========       =========       =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            32,373         (20,327)         15,216
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                       7,337          27,664          12,448
                                                                                ---------       ---------       ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                                  $  39,710       $   7,337       $  27,664
                                                                                =========       =========       =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                        $  39,913       $  12,999       $  47,675
                                                                                =========       =========       =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                      $   4,146       $   2,793       $       -
                                                                                =========       =========       =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, NOTE 12I                                                     $       -       $     448       $       -
                                                                                =========       =========       =========
   INVESTMENTS IN OTHER ASSETS                                                  $     433       $     442       $       -
                                                                                =========       =========       =========
   CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                           $   7,621       $   1,794       $     539
                                                                                =========       =========       =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES CAPITAL                       $  10,619       $       -       $       -
                                                                                =========       =========       =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                                $  76,401       $       -       $       -
                                                                                =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR INTEREST                                       $  35,008       $  32,805       $  25,205
                                                                                =========       =========       =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                   $     134       $      86       $     130
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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers, strategically focused on complementary metal oxide semiconductor (CMOS) image sensor, embedded non-volatile memory, mixed signal and radio frequency CMOS (RFCMOS) technologies.
          The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in geometries ranging between 0.18 and 0.13 microns at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

          The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

          The Company's Ordinary Shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

     B.   ESTABLISHMENT AND OPERATIONS OF THE COMPANY'S SECOND FABRICATION
          FACILITY (FAB 2)

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab
          2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on
          200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and since 2001 has completed public and private financing deals, see Note 11A.

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
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          During the second half of 2005 and during 2006, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, improved its sales and its EBITDA, reduced its losses, increased its capacity level and utilization rates, raised funds totaling approximately $209,000 in gross proceeds (see Notes 12C(2); 12I; 12J;
          and 12K) and restructured its bank debt (see below).

          In March 2006, the board of directors of the Company approved a plan to ramp-up Fab 2 in order to meet customer needs and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions.

          As part of the financing efforts for the ramp-up plan, in September
          2006, the Company closed a definitive amendment (the "September 2006 amendment") to its facility agreement (the "Facility Agreement") with two leading Israeli banks ("Banks"), for the restructuring of approximately $527,000 in debt. Pursuant to the September 2006 amendment, among other things: (i) $158,000, representing
          approximately 30% of the outstanding debt under the Facility
          Agreement, was converted into capital notes of the Company; (ii) the interest rate applicable for the quarterly actual interest payments on the loans was decreased by 1.4%, from LIBOR plus 2.5% per annum to
          LIBOR plus 1.1% per annum, effective from May 17, 2006; and (iii) the repayment schedule of the outstanding loans was revised such that the loans shall be repaid in 12 equal quarterly installments between
          September 2009 and June 2012. For additional information, see Note
          11A(6).

          In connection with the Company's financing efforts for the ramp-up plan and in connection with the September 2006 amendment to the
          Facility Agreement, the Company entered into a securities purchase agreement with The Israel Corporation Ltd ("TIC"), according to which
          TIC invested $100,000 in the Company, see Note 11A(4).

          The Company is currently examining alternatives for additional funding sources in order to further ramp-up the equipping of Fab 2 and to fund its short-term activities and liabilities.

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

     B.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     E.   PROPERTY AND EQUIPMENT

          (1)  Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and
               payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when
               appropriate, of capitalizable incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

               Cost is presented net of investment grants received or
               receivable, and less accumulated depreciation and amortization.
               The accrual for grants receivable is determined based on
               qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     F.   INTANGIBLE ASSETS

          TECHNOLOGY - The cost of Fab 2 technologies includes the technology process cost, internal incremental direct costs, mainly
          payroll-related costs of employees designated for integrating the technologies in Fab 2, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies, commonly used in the industry. Amortization phases commence on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

     G.   OTHER ASSETS

          DEFERRED FINANCING CHARGES - Deferred financing charges in relation to funding the establishment of Fab 2 were included, through December 31,
          2005, in other assets, as was the practice prior to the effectiveness of Accounting Standard No. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND
          PRESENTATION", and since January 1, 2006, following the effectiveness of the Standard, were offset from the related borrowings. The deferred financing charges were amortized over the lives of the borrowings based on the repayment schedule of such funding. During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. During 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges were amortized to financing expenses, net. Pursuant to the September 2006 amendment to the
          Facility Agreement described in Note 11A(6) the deferred financing charges, as part of the outstanding loans, were considered to be substantially modified and thus treated as debt extinguishment of the outstanding debt and the incurrence of a new debt, and were fully amortized to financing expenses.

     H.   CONVERTIBLE DEBENTURES

          In January 2006, the company adopted Accounting Standard No. 22
          "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (the "Standard"),
          which supersedes Opinion No.53 "ACCOUNTING FOR CONVERTIBLE
          LIABILITIES" and Opinion No.48 "ACCOUNTING FOR OPTIONS".

          The Company issued three series of convertible debentures that are considered compound instruments under the Standard. According to the
          Standard, a compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is determined as the excess of the proceeds over the fair value of the liability component.

          See Note 19F for the presentation of convertible debentures in accordance with U.S. GAAP.

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

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized, if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward of the Company as of December 31, 2006 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     L.   LOSS PER ORDINARY SHARE

          In January 2006, the company adopted Accounting Standard No. 21,
          "Earnings Per Share" (the "Standard").

          With the initial adoption of the Standard, Opinion No. 55 of the
          Institute of Certified Public Accountants in Israel - Earnings per
          share was cancelled.

          Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator)
          by the weighted average number of Ordinary Shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential Ordinary
          Shares.

          See Note 19E for disclosure of loss per share data in accordance with
          U.S. GAAP.

     M.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) to hedge non-dollar equipment purchases and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of expiration of the foreign exchange agreement, are included in financing expense, net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized as adjustment to the original interest expenses, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 19D for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     N.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency.
          Financing expenses, net in 2006 include net foreign currency transaction losses of $3,659. Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398 and in 2004 include net foreign currency transaction losses of $760.

                                     F - 12

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     O.   STOCK-BASED COMPENSATION

          In January 2006, the company adopted Accounting Standard No. 24
          "SHARE-BASED COMPENSATION" (the "Standard"), for the recognition in the financial statements of share-based payments for employees and directors. Costs associated with grants of shares and options to employees and directors are expensed over the vesting period of each grant. Said costs are determined based on the fair value of the grants at each grant date.

          As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25") and
          authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without "fixed terms" was remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms was amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation was expensed, was determined based on the straight-line method, separately for each portion of the award as if the grant were a series of awards.

          In 2006, the Company accounted for stock-based compensation of non-employees using the fair value method in accordance with the
          Standard and in previous years in accordance with Financial Accounting
          Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED
          COMPENSATION" ("SFAS 123") and EITF 96-18: "Accounting for Equity
          Instruments That are Issued to Other Than Employees for Acquiring, or
          in Conjunction with Selling, Goods or Services". The award cost of warrants granted in connection with bank financing was amortized as deferred financing charges over the terms of the loans, in a manner described in G above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as a depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

          See Note 12B(6) for pro forma disclosures required by SFAS 123 and
          SFAS 148.

                                     F - 13

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   IMPAIRMENT OF LONG-LIVED ASSETS

          In accordance with Standard No.15, of the Israeli Accounting Standards
          Board "IMPAIRMENT OF ASSETS" (the "Standard"), an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Management's review of possible impairment charges for the periods presented, was performed based on management's business plan and approved by the board of directors of the Company. The business plan is based, among other things, on the future completion of the construction and equipping of Fab 2 to reach full capacity.
          Application of Standard 15 resulted in no impairment charges for the periods presented.

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD

          (1)  ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS"

               In July 2006, the Israeli Accounting Standards Board published
               Accounting Standard No. 29 - "Adoption of International Financial
               Reporting Standards" - IFRS ("the Standard"). According to the
               Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations, that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law, will be required to prepare financial statements in accordance with the IFRS and related
               interpretations published by the International Accounting
               Standards Board, for the reporting periods commencing January 1,
               2008, including interim periods.

               An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only
               2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

               Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS
               Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

                                     F - 14

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (1)  ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS" (cont.)

               IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts.
               Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive
               application in respect thereof.

               Management intends to examine the effect of the transition to
               IFRS, yet at this stage, is unable to estimate the effect of such conversion on the Company's financial position and results of operations.

               The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

          (2)  ACCOUNTING STANDARD NO. 26 "INVENTORY"

               In August 2006 the Israeli Accounting Standards Board published
               Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory.

               The Standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting Standard
               No.2 ("Construction of Buildings for Sale"), inventory of work in progress stemming from performance contracts, addressed by
               Accounting Standard No.4 ("Work Based on Performance Contract"),
               financial instruments and biological assets relating to
               agricultural activity and agricultural production during harvest.

               The Standard establishes, among other things, that inventory should be stated at the lower of cost and net realizable value.
               Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of
               inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific
               identification of cost, which includes all purchase and
               production costs, as well as any other costs incurred in reaching the inventory's present stage.

               When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost
               equaling the purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

                                     F - 15

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (2)  ACCOUNTING STANDARD NO. 26 "INVENTORY" (cont.)

               Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed during the current period. Subsequent reversal of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the reversal took place.

               The standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

               Management believes that the Standard will not affect the
               Company's financial position, results of operations and cash flows.

          (3)  ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

               In September 2006 the Israeli Accounting Standards Board
               published Accounting Standard No. 27 (the "standard"), which establishes the accounting treatment for fixed assets, including recognition of assets, determination of their book value, related depreciation, as well as the disclosure required in the financial statements.

               The Standard states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs incurred for
               bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses for restoration of the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the
               production of inventory during that period.

               The Standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial substance or
               (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal the book value of the asset provided/transferred.

               Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that group.

                                     F - 16

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (3)  ACCOUNTING STANDARD NO. 27 "FIXED ASSETS" (cont.)

               Cost method - an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

               Revaluation method - an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses.
               Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date.
               The revaluation of a single item calls for the revaluation of the entire group and if the asset's book value rises following this revaluation, this increase should be allocated directly to shareholders' equity ("revaluation reserve"). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset's revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders' equity ("revaluation reserve") up to the amount leaving any credit balance in that reserve in respect of that asset.

               Any fixed assets with a significant cost in relation to the item's total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes.
               This change will be treated as a change in an accounting
               estimate.

               This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively.

               The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard's effect, if any, on its financial position and results of operations. In
               January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard
               no.27 to allow, at transition, the alternatives allowed under
               IFRS 1 regarding fixed assets.

                                     F - 17

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (4)  STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS BETWEEN AN ENTITY
               AND A CONTROLLING PARTY" (cont.)

               In December 2006 the Israeli Accounting Standards Board published
               Accounting Standard No. 23, "Accounting for Transactions between an Entity and a controlling party (hereinafter - the Standard).
               The Standard applies to entities subject to the Israeli
               Securities Law-1968.

               The Standard establishes the requirements for accounting for transactions between an entity and its controlling party which involve the transposition of an asset, the taking on of a
               liability, reimbursement or debt concession, and the receiving of loans. The Standard does not apply to business combinations under common control.

               The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value;
               transactions which in nature are owner investment should be reported directly in equity and not be recognized in the
               controlled entity's profit and loss; the differences between the consideration set in transactions between an entity and a
               controlling party and their fair value will be allocated directly to the equity; and current and deferred taxes pertaining to the items allocated to equity due to transactions with controlling parties will be allocated directly to equity as well.

               The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard's coming into effect, starting on the Standard's effective date.

               The Company's management believes that the effect of this new standard on the Company's financial position, results of
               operations and cash flows is not expected to be material.

     R.   RECLASSIFICATION

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2006 presentation.

                                     F - 18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                          As of December 31,
                                                         ------------------
                                                          2006        2005
                                                         ------      ------

Government of Israel - investment grants receivable      $1,530      $7,276
Other government agencies                                 3,847       1,706
Others                                                       48          61
                                                         ------      ------
                                                         $5,425      $9,043
                                                         ======      ======

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                                  As of December 31,
                                ----------------------
                                 2006            2005
                                -------        -------

Raw materials                   $11,170        $ 6,777
Spare parts and supplies          6,402          3,738
Work in process                  22,884         11,502
Finished goods                      645          2,359
                                -------        -------
                                $41,101        $24,376
                                =======        =======

     (*)  Net of aggregate write-downs to net realizable value of $6,707 and
          $3,259 as of December 31, 2006 and 2005, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION:

                                                        As of December 31,
                                                  ----------------------------
                                                     2006              2005
                                                  ----------        ----------
COST:
Prepaid perpetual land lease and buildings
(including facility infrastructure)               $  239,267        $  237,401
Machinery and equipment                              851,700           709,862
Transportation vehicles                                  307               425
                                                  ----------        ----------
                                                   1,091,274           947,688
                                                  ----------        ----------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings
(including facility infrastructure)                   61,937            47,841
Machinery and equipment                              496,116           388,867
Transportation vehicles                                  267               335
                                                  ----------        ----------
                                                     558,320           437,043
                                                  ----------        ----------

                                                  $  532,954        $  510,645
                                                  ==========        ==========

                                     F - 19

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

     A.   COMPOSITION (cont.)

     Supplemental disclosure relating to cost of property and equipment:

          (1)  As of December 31, 2006 and 2005, the cost of property and equipment included costs relating to Fab 2 in the amount of
               $857,461 and $713,837, respectively. Said amounts are net of investment grants of $164,587 and $165,222, respectively.

          (2)  As of December 31, 2006, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,866 (as of December 31, 2005 - $268,688).

          (3)  Cost of property and equipment as of December 31, 2006 and 2005 includes capitalized interest costs in the aggregate of $18,480.

          (4)  Following the commencement of Fab 2 operations in 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, the Company began to depreciate Fab 2 property and equipment, resulting in depreciation expenses of $111,984, $109,283 and $93,457 in 2006,
               2005 and 2004, respectively.

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

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and
          2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of
          December 31, 2006, the report has not yet received final approval from the Investment Center.

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

     B.   INVESTMENT GRANTS (cont.)

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets. See also Note 16A.

     C.   For liens, see Note 11A(6) Notes 11D(2) and (3) and 8F.

NOTE 6 - INTANGIBLE ASSETS, NET

     Intangible assets consist mainly of technologies in relation to Fab 2, see
     Note 11A(2). The technologies are presented net of accumulated amortization as of December 31, 2006 and 2005 in the amounts of $53,741 and $32,806, respectively. For amortization policy, see Note 2G.

NOTE 7 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                    As of December 31,
                                                  ----------------------
                                                   2006           2005
                                                  -------        -------

Accrued salaries                                  $ 8,730        $ 3,162
Vacation accrual                                    3,385          2,322
Interest payable (primarily in relation to
 convertible debentures)                            1,089          1,263
Due to related parties                              5,895            188
Other                                               2,997          2,037
                                                  -------        -------
                                                  $22,096        $ 8,972
                                                  =======        =======

                                     F - 21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT FROM BANKS

     A.   COMPOSITION:

                                                           As of December 31,
                       Effective interest rate as of     ----------------------
                             December 31, 2006             2006           2005
                       -----------------------------     --------      --------

In U.S. Dollar                     6.48%                 $288,693      $438,103
In U.S. Dollar                     5.10%                   80,000        80,000
                                                         --------      --------
Total long-term debt from
Banks                                                     368,693       518,103
Less - current maturities                                       -        21,103
                                                         --------      --------
                                                          368,693       497,000

Discount (see C below)                                     11,746             -
                                                         --------      --------
                                                         $356,947      $497,000
                                                         ========      ========

     B.   All loans received under the Facility Agreement bear interest based on the three-month USD LIBOR rate plus 1.1%, effective from May 17, 2006, as revised under the September 2006 amendment to the Facility
          Agreement (see details in Note 11A(6)). Prior to the closing of the
          September 2006 amendment, in accordance with the November 2003 amendment to the Facility Agreement, the loans bore interest based on the three-month USD LIBOR rate plus 2.5%, (described in Note 11A(6)), and prior to the November 2003 amendment the loans bore interest based on the three-month USD LIBOR rate plus 1.55%. The effective interest rate as of December 31, 2006 of loans, the amount of which as of such date was $207,000, including the terms of collar agreements with knock-out and knock-in features described in Note 17A. Interest is payable at the end of each quarter.

     C.   Following the September 2006 amendment to the Facility Agreement, the long term debt is presented based on fair value on the refinancing date, in accordance with IAS 39, described in Note 11A(6). The discount resulting from adjustment of the debt to fair value is amortized to financing expenses during the new repayment schedule.

     D.   For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2 including the refinancing of the loans under the September 2006 amendment to the Facility Agreement see
          Note 11A(6).

     E.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2006 is repayable as follows:

          2009                                                    61,449
          2010                                                   122,898
          2011 and thereafter                                    184,346
                                                               ---------
                                                               $ 368,693
                                                               =========

                                     F - 22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT FROM BANKS (Cont.)

     F.   The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 11A(8), to Siliconix - see
          Note 11D(2) and to SanDisk see Note 11D(3)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the
          Facility Agreement and its amendments, see Note 11A(6).

NOTE 9 - CONVERTIBLE DEBENTURES

     A.   COMPOSITION:

                                                                  As of December 31,
                                      Interest rate as of     -----------------------
                                       December 31, 2006         2006          2005
                                    -----------------------    -------        -------

2002 Convertible debentures series A        4.7%               $19,894        $25,811
2005 Convertible debentures series B         5%                 17,321              -
2006 Convertible debentures series C        (*)                 31,592              -
                                                               -------        -------
                                                                68,807         25,811
Less - current maturities                                        6,632          6,453
                                                               -------        -------
                                                               $62,175        $19,358
                                                               =======        =======

          (*)  See D below

     B.   2002 CONVERTIBLE DEBENTURES SERIES A

          In connection with the sale of securities described in Note 12F, in
          January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS
          110,579,800 principal amount of convertible debentures, linked to the
          Israeli Consumer Price Index ("CPI"). The debentures were issued at
          96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003, see also
          Note 12F. The principal amount is payable in four equal installments in January of each year between 2006 and 2009. The outstanding principal amount of convertible debentures as of December 31, 2006, adjusted to the CPI was NIS 89,708,778, $21,233. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2006 - NIS 44.35,
          $10.50). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%.

          For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 19F, the effective rate of interest on the convertible debentures is 9.88%. Subject to certain conditions and the Company's Facility Agreement, the Company may announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

                                     F - 23

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - CONVERTIBLE DEBENTURES (cont.)

     B.   2002 CONVERTIBLE DEBENTURES SERIES A (cont.)

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
          indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs, and to Siliconix and SanDisk.

          See Note 19F for disclosure of the accounting treatment of the convertible debentures in accordance with U.S. GAAP.

     C.   2005 CONVERTIBLE DEBENTURES SERIES B

          In connection with the rights offering described in Note 12I, the
          Company issued $48,169 principal amount of convertible debentures. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market. The debentures bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012. The effective interest rate on the convertible debentures, taking into account the proceeds and related costs of issuance is 5.6%.

          The debentures are convertible into the Company's Ordinary Shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if the Company had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006.
          As of the balance sheet date, no such adjustment was or will be required and the downward adjustment mechanism has expired.

          During the year ended December 31, 2006, $18,408 in aggregate principal amount of debentures was converted into 16,734,316 Ordinary
          Shares of the Company.

          Subject to the terms of the Facility Agreement, the Company may, at its option, announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

                                     F - 24

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - CONVERTIBLE DEBENTURES (cont.)

     C.   2005 CONVERTIBLE DEBENTURES SERIES B (cont.)

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix and SanDisk.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of the covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          See Note 19F for the accounting for the rights offering in accordance with U.S. GAAP.

     D.   2006 CONVERTIBLE DEBENTURES SERIES C

          In connection with the public offering described in Note 12J the
          Company issued NIS 164,430,000 principal amount of convertible debentures linked to the Israeli Consumer Price Index ("CPI"), for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. The convertible debentures are convertible into the Company's Ordinary
          Shares at a conversion rate of one ordinary share per NIS 8.40
          (approximately $ 0.00199) principal amount of convertible debentures.
          The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          The proceeds were allocated in accordance with Standard No. 22 based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in Standard No. 22.

          In September 2006, 391,500 options to purchase convertible debentures described above were exercised resulting in proceeds of approximately
          $7,700.

          See Note 19F for the accounting for the public offering in accordance with U.S. GAAP.

                                     F - 25

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION:

                                                                        As of December 31,
                                                                     -------------------------
                                                                       2006             2005
                                                                     --------         --------
Net liability for employee
termination benefits (see B below):
Gross obligation                                                     $ 16,816         $ 18,445
Amounts  funded  through  deposits to severance pay funds and
purchase of insurance policies                                        (13,535)         (13,658)
                                                                     --------         --------
                                                                        3,281            4,787

Long-term liabilities in respect of license agreements                  1,804            5,123
Long-term loans from related  parties,  net of current
maturity                                                                8,096            1,102
Series 5 Warrants                                                       3,088                -
Other, including $1,183 in respect of related parties                   1,439                -
                                                                     --------         --------
                                                                     $ 17,708         $ 11,012
                                                                     ========         ========

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the
          Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S. GAAP, see Note
          19C.

          Costs relating to employee termination benefits were approximately
          $2,807, $2,631 and $3,836 for 2006, 2005 and 2004, respectively.

                                     F - 26

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In 2001, the Company's Board of Directors approved the
               establishment of the Company's second wafer fabrication facility in Israel ("Fab 2"). In Fab 2, the Company manufactures
               semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the
               Company has entered into several related agreements and other arrangements and has completed public and private financing deals. The agreements and arrangements include those with
               technology partners, Wafer Partners, Equity Investors, the
               Company's Banks, the Government of Israel through the Investment
               Center and others. The agreements with the Banks and the
               Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

               During 2003, in which Fab 2's construction was substantially completed, the Company began commercial shipment of wafers to its customers utilizing 0.18 micron process technology.

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the equipping of Fab 2 and its ongoing operations (see also Note 1C); achieving certain operational milestones and complying with various significant conditions and financial ratios and covenants provided by the Facility Agreement with the
               Banks; compliance with the conditions under the Approval
               Certificate for Fab 2 provided by the Investment Center;
               obtaining approval of the Investment Center for a new expansion program and the development and purchase of new technologies.

               According to the Facility Agreement with the Banks complying with all the conditions and financial ratios and covenants stipulated in that agreement and in the Approval Certificate from the
               Investment Center, are material provisions for the financing provided.

                                     F - 27

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provided for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies to be installed in Fab 2 including related
               technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance.
               The transfer of the technology was substantially completed during
               2003. The Company's commitment under the Toshiba agreement to reserve for Toshiba a certain portion of Fab 2 wafer
               manufacturing capacity expired in December 2005.

               FREESCALE - In 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with
               Freescale. This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other licenses, technology transfer and development, and technical assistance. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

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
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (3)  WAFER PARTNER AGREEMENTS (cont.)

               Through December 31, 2004, the Wafer Partners completed their commitment to invest under the Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term
               customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements, as
               amended, utilized as credit against purchases to be made by the
               Wafer Partners, or converted into paid-in-capital. Through
               December 31, 2006, the Wafer Partners were issued an aggregate of
               32,589,280 Ordinary Shares at an average price per share of
               $7.57, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any capital investment: see also (5) below.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and
               2005 rights offerings, see Notes 12G and 12I, respectively, and
               (6) below.

          (4)  EQUITY INVESTOR AGREEMENTS

               TIC, the principal shareholder of the Company, invested in the
               Company, $50,000 for the purchase of an aggregate of 6,749,669
               Ordinary Shares of the Company at an average price per share of
               $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in accordance with share purchase agreement the Company entered into in December 2000.

               For a description of an undertaking and additional investments made by TIC in the aggregate amount of $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 12G and 12I, respectively, and (6) below.

                                     F - 29

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (4)  EQUITY INVESTOR AGREEMENTS (cont.)

               In regard to the Company's financing efforts for the ramp-up plan and in connection with the September 2006 amendment to the
               Facility Agreement, following TIC's commitment to invest
               $100,000, the Company entered into a securities purchase
               agreement with TIC (the "Securities Purchase Agreement"). The
               Securities Purchase Agreement was approved by the Company's Audit
               Committee, Board of Directors and the Company's shareholders. The principal terms of the Securities Purchase Agreement were: (i) in consideration for its $100,000 investment, the Company agreed to issue to TIC capital notes convertible into 65,789,474 of the
               Company's Ordinary Shares at a conversion price per share of
               $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the May 2006 Memorandum of Understanding with the banks); (ii) the Company would be deemed to have exercised the Call Option under the Equipment
               Purchase Agreement described below; and (iii) the Company and TIC would settle the amounts payable by TIC under the Securities
               Purchase Agreement with the amounts payable by the Company under the Equipment Purchase Agreement. The Securities Purchase
               Agreement closed contemporaneously with the closing of the
               September 2006 amendment.

               In order to implement the ramp-up plan in a timely manner, in May
               2006, the Company entered into an Equipment Purchase Agreement with TIC according to which TIC will order up to approximately
               $100,000 worth of equipment for Fab 2. Under the terms of the
               Equipment Purchase Agreement: (i) TIC had the right to sell to the Company the equipment at cost, plus related expenses; (ii)
               the Company had the right to purchase the equipment from TIC at cost, plus related expenses, subject to the Company having raised
               $100,000; and (iii) upon the purchase of the equipment from TIC the Company would assume TIC's obligations to the equipment suppliers.

               Upon the closing of the September 2006 amendment and the
               Securities Purchase Agreement, TIC transferred ownership over the purchased equipment to the Company and the Company assumed TIC's obligations to the equipment suppliers.

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners had an option to convert an aggregate of up to $7,507 of the unutilized long-term customers' advances, which they had as of December 31, 2005, into fully-paid Ordinary
               Shares of the Company. In 2006, one of the primary Wafer Partners converted $3,880 of its advances into paid-in equity entitling it to 2,455,905 Ordinary Shares of the Company. The number of shares was determined based on $1.58 per share, which was the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to December 31, 2005.

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
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS (cont.)

               Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers' advances which it is entitled to
               utilize, based upon payments made by such primary Wafer Partner and purchase orders received from the Wafer Partners through
               December 31, 2006, (subject to the below amendment with one of the Wafer Partners), into fully-paid Ordinary Shares of the
               Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of the relevant quarter.
               Accordingly, through December 31, 2006, two of the primary Wafer
               Partners had converted an aggregate of $6,073 of long-term customer advances into 4,007,663 fully-paid Ordinary Shares of the Company, at an average share price of $1.52 per share.

               Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against
               purchases made subsequent to that quarter, and shall bear
               interest, payable at the end of each quarter, at an annual rate equal to three-month LIBOR plus 2.5% through December 31, 2007, subject to the below amendment with one of the Wafer Partners.
               The aggregate principal of the unconverted long-term customers'
               advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company and shall be repaid on
               December 31, 2007, is $1,691. Other than as described above in this paragraph and the preceding paragraph, each of the primary
               Wafer Partners agreed that long-term customer's advances could not be utilized before December 31, 2006. Following December 31,
               2006, the remaining long-term customer advances may be utilized as credits against new purchase orders to be placed.

               In 2006, the Company and one of the primary Wafer Partners, entered into an agreement to extend the period in which long-term customer's advances could not be utilized against purchases, to
               December 31, 2009. According to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances will bear interest at an annual rate equal to three-month LIBOR plus
               1.1%, payable at the end of each quarter, through December 31,
               2009. As of the balance sheet date an amount of $2,234 will be repaid on December 31, 2009.

                                     F - 31

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT

               OVERVIEW - In January 2001, the Company entered into a Facility
               Agreement with two leading Israeli banks ("Banks") entitling the
               Company to borrow an aggregate, as amended in January 2002, of
               $500,000 to finance the construction and equipping of Fab 2
               ("Facility Agreement"). Of that amount, the Company withdrew an aggregate of $497,000. Under the original terms of the Facility
               Agreement the loans bore interest at a rate of LIBOR plus 1.55%
               per annum payable at the end of each quarter. The loans were originally to be paid in 12 quarterly installments 3 years from date of each loan drawn down. The loans were subject to certain prepayment provisions. Unused amounts under the Facility
               Agreement were subject to a quarterly commitment fee of 0.25% per annum.

               NOVEMBER 2003 AMENDMENT - In November 2003, the Company and its
               Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in
               December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the
               Company was obligated to comply with certain operational and financial ratios. The interest rate of LIBOR plus 1.55% per annum payable at the end of each quarter was increased to a rate of
               LIBOR plus 2.5% per annum payable at the end of each quarter.
               According to the amendment, the Company was to raise from
               specified financial sources an aggregate of $152,000 through
               December 2005.

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

               JULY 2005 AMENDMENT - In July 2005, the Company and its Banks
               entered into a definitive amendment to the Facility Agreement, which closed in August 2005. The amendment provided, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $23,500 by October
               31, 2005 (which was subsequently extended to December 31, 2005)
               and an additional $6,500 by March 31, 2006. In connection with the amendment, certain of the Company's Equity Investors and
               Wafer Partners committed to invest an aggregate of $23,500 towards such funding in the context of a rights offering.

                                     F - 32

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               JULY 2005 AMENDMENT (CONT.)

               The July 2005 amendment further provided that: (i) any amounts raised in equity or in convertible debentures through March 31,
               2006, up to $30,000, would not constitute financing from other sources towards the $152,000 fundraising milestone; (ii) the last date in which the Company was to comply with the $152,000
               fundraising milestone was postponed from December 31, 2005 to
               June 30, 2006; and (iii) certain of the financial ratios and covenants through the third quarter of 2006 were revised.

               As described in Note 12I, the Company raised through January 2006
               $48,169 in a rights offering, thereby satisfying its obligations to raise $23,500 and $6,500 by December 31, 2005 and March 31,
               2006, respectively. Following the satisfaction of all the
               Company's commitments under the July 2005 amendment, the Banks provided the Company with $29,693 in additional loans.

               MAY 2006 AMENDMENTS - In May 2006, the Company and its Banks
               entered into amendments to the Facility Agreement, according to which (i) repayments of long-term loans in the amount of
               approximately $100,000, originally scheduled to be paid between
               October 2006 and June 2007, were deferred to July 2007 and (ii)
               the date on which the Company was required to raise an additional approximately $8,000 on account of the $152,000 fund raising milestone, was deferred from June 30, 2006 to September 30, 2006, such fundraising requirement was satisfied with the completion of the 2006 public offering described in Note 12J.

                                     F - 33

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               SEPTEMBER 2006 AMENDMENT (CONT.)

               SEPTEMBER 2006 AMENDMENT - As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement with its banks for the refinancing of the approximately $527,000 of long-term debt under its Facility Agreement. Pursuant to the amendment, among other things: (i) $158,000, representing approximately 30% of the outstanding debt under the Facility Agreement, was converted into capital notes of the Company, which notes are convertible into
               51,973,684 of the Company's Ordinary Shares, representing twice the average closing price per share during the ten days prior to signing the MOU; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased by
               1.4%, from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum, effective from May 17, 2006 (the "Decreased Amount");
               subject to adjustment, in January 2011, the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company's Ordinary Shares during the fourth quarter of 2010 (the "Fourth Quarter 2010
               Price"). If during the second half of 2010, the closing price of
               Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible
               debentures) that equals half of the Decreased Amount divided by the Fourth Quarter2010 Price. If during the period ending
               December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in
               securities of the Company may be payable in cash under certain circumstances and the Decreased Amount may be reduced in the event the Company prepays any part of the outstanding loans;
               (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369,000, was postponed from July 2007 to September 2009, such that the outstanding loans shall be repaid in 12 quarterly installments between September 2009 and June 2012, for further details see
               Note 8; (iv) the exercise periods of the warrants held by the
               Banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until five years from the closing of the September 2006 amendment, for further details see Note 12B(5)(a) ; and (v) the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's May 2006 working plan.

               The Company accounted for the September 2006 amendment in
               accordance with provisions set forth in IAS 39 FINANCIAL
               INSTRUMENTS: RECOGNITION AND MEASUREMENT Generally Accepted
               Accounting Standards in Israel are silent in regards to the accounting for debt modification. In addition, diversity in practice was observed across companies such that no one approach has been consistently applied to create practice in Israel for the accounting for debt modification. In light of the lack of guidance and considering that the Company has not previously accounted for debt modification in the past the Company decided to apply the guidance in IAS 39 regarding debt modification mainly for the following reasons: (i) Israeli GAAP requires that when there is no standard in Israel and no practice has evolved
               IFRS has to be applied, (ii) the Israeli Accounting Standards
               Board decided to adopt in full the IFRS starting in fiscal year
               2008 with early adoption recommended, and the Israel Securities
               Authority ("ISA") decided that, commencing from the second quarter of 2007, Notes to financial statements shall state the
               IFRS financial effect on such financial statements, (iii)
               Standard No. 22, which is based on IAS 32 FINANCIAL INSTRUMENTS:
               DISCLOSURE AND PRESENTATION, refers preparers of financial statements to the guidance in IAS 39 for the purposes of
               recognition and measurement of financial instruments (including measurement of debt modification), (iv) the adoption of IAS 39 does not create inconsistencies with prior periods and (v)
               recently adopted Israeli standards are all based on IFRS.

                                     F - 34

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               SEPTEMBER 2006 AMENDMENT (CONT.)

               Under IAS 39, the Company accounted for the debt modification under the September 2006 amendment as follows:

                    1.   The amount considered settled for shares and classified
                         to equity is based on the per share price as quoted at
                         the closing date; such amount totaled to $76,401.

                    2.   The remaining balance, totaling $435,209, is considered
                         to be substantially modified and thus treated as debt
                         extinguishment of the outstanding debt and the
                         incurrence of a new debt.

                    3.   The debt incurred is initially recognized at fair
                         value, totaling $355,138.

                    4.   The difference between the fair value of the debt
                         incurred and the outstanding debt (exclusive of the
                         amount used as proceeds for the share issuance in 1
                         above), totaling $80,071, is recognized in the
                         consolidated statement of operations as a gain on debt
                         restructuring in the current period.

               As described above the Banks will be issued such number of shares
               (or equity equivalent capital notes or convertible debentures)
               that equals the Decreased Amount divided by the Fourth Quarter
               2010 Price. If during the second half of 2010, the closing price of Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. The Company accounted for its obligation to issue shares initially, as an additional interest expense and adjusted the effective interest rate on the debt to the Banks. The Company will evaluate and, if required, adjust the effective interest rate based on the per share price at the end of each reporting period. As of the balance sheet date no such adjustment was required. See Note 19I for the accounting of the debt modification and the accounting of the Decreased Amount in accordance with U.S. GAAP

                                     F - 35

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               TIC'S UNDERTAKING - In connection with the November 2003
               amendment to the Facility Agreement, TIC undertook to the Banks to exercise all of the rights it received in a rights offering through June 2006. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the
               Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. The July 2005 amendment provided that
               TIC's undertaking shall be extended from June 30, 2006 to
               December 31, 2006; (ii) such undertaking will be deemed to have been fulfilled if TIC invests at least $14,000 in the context of a rights offering. This undertaking was fulfilled following TIC's
               $20,000 investment in the Company in the context of the 2005 rights offering (see Note 12I).

               For details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, see Note 12B(5)(b).

               The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, up to a maximum of
               $100,000 as follows: up to $25,000 in cash and any amount
               exceeding such $25,000 limit will earn interest at LIBOR plus
               2.5% and will be paid on the same terms that the Company repays its loans to the Banks. As of the balance sheet date, no such indemnification has been required.

               WARRANTS ISSUED TO THE BANKS - For details regarding 9,161,060 outstanding warrants granted to the Banks in connection with the
               Facility Agreement, see Note 12B(5)(a).

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the
               balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility
               Agreement According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to
               immediately repay all loans made by the Banks (which as of the balance sheet date amounted to approximately $369,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement,
               including enforcement of their liens against all of the Company's assets.

                                     F - 36

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the
               Company's obligations, the Company would be obligated to
               immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to
               approximately $369,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the
               Facility Agreement, including enforcement of the liens against the Company's assets.

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
               If the Offer is conditioned on the offeror purchasing a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary
               Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of
               Fab 2 in consideration of approximately $200,000 subject to the satisfaction of certain performance milestones stipulated in the agreement. As of December 31, 2006, the Company has paid
               approximately all the amounts payable to the contractor.

                                     F - 37

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $163,362 has been received from the
               Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed
               approximately 72% of the investments under the approved
               enterprise program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program commencing as of January 1, 2006.
               As of the approval date of the financial statements, the
               Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

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
               Management believes that it is improbable that the Investment
               Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note
               16A.

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
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (10) HEDGING ACTIVITIES

               For hedging transactions and agreements of the Company, see Note
               18C.

          (11) OTHER AGREEMENTS

               Through December 31, 2006, the Company had entered into several additional agreements related mainly to the construction,
               equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date amounted to
               approximately $20,000.

          B.   LICENSE AGREEMENTS

               (1)  In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to
                    certain of the other's patents. The Company agreed to pay an annual royalty through July 2005. In July 2006, the Company extended its cross license agreement with the major
                    technology company until December 2010. According to terms of the new agreement, each party acquired a non-exclusive
                    license to certain of the other's patents, and the Company agreed to pay an annual royalty through 2010.

               (2)  In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the
                    Company in its Fab 2 and by the Japanese manufacturer in its facilities. In April 2005, the Japanese semiconductor
                    manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to
                    terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May
                    2002 agreement. According to the terms of the termination
                    agreement, the Japanese manufacturer paid the Company an
                    amount of $2,500 in 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the original agreement.
                    Revenues for 2005 and 2004 include $8,000 and $1,944,
                    respectively, in relation to this agreement.

                                     F - 39

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     B.   LICENSE AGREEMENTS (cont.)

          (3)  In October 1997 the Company and Saifun Semiconductors Ltd
               ("Saifun") entered into an agreement for certain exclusive semiconductor manufacturing rights on certain licensed
               technology. The agreement set certain limitations on Saifun regarding future licensing of such technology. Pursuant to certain provisions of the agreement, the Company and Saifun were obligated to pay each other royalties. The agreement was
               terminated in 2006, with the signing of a new agreement,
               according to which, among other things, Saifun extended the term of the license granted to the Company for certain licensed technology. Pursuant to certain provisions of the agreement, the
               Company and Saifun are obligated to pay each other royalties.

          (4)  The Company from time to time enters into intellectual property and licensing agreements with third parties. The effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also Note 10A.

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

          (3)  The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2006.

     D.   OTHER PRINCIPAL AGREEMENTS

          (1)  The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

                                     F - 40

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     D.   OTHER PRINCIPAL AGREEMENTS (cont.)

          (2)  SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay
               Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be
               manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing the second quarter of 2005 (the date on which the transfer of Siliconix's technology to Fab 1 was completed). According to the agreement, in August
               2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy
               Siliconix's orders. The advanced amount is credited towards the purchase price of wafers. The unused remaining balance of the
               $20,000 ($9,631 as of December 31, 2005, none as of December 31,
               2006) was included as of December 31, 2005 in designated cash and short-term interest-bearing deposits in the balance sheet. The
               Company registered liens in favor of Siliconix on the bank account in which the $20,000 was deposited and over the equipment purchased in connection with the transaction.

          (3)  SANDISK CORPORATION - In August 2006, the Company signed an agreement with SanDisk Corporation ("SanDisk"), one of its wafer partners, to invest in the expansion of its 0.13 micron
               manufacturing capacity. SanDisk committed to purchase, upon such expansion, volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal on the use of this extra capacity in 2009. The Company and SanDisk also signed a Loan Agreement under which the Company was entitled to borrow funds not to exceed, in the aggregate, the principal amount of approximately $10,000 from SanDisk for the purpose of financing the purchase of the equipment needed for said expansion. The loan will be repaid with interest on the amounts outstanding at any time under the loan at LIBOR plus 1.1% over eight consecutive quarters. Pursuant to the agreement, in order to secure the repayment of the loan, SanDisk has been granted a first ranking charge on the equipment purchased therewith. As of the balance sheet date the entire approximately $10,000 loan was received.

     E.   ENVIRONMENTAL AFFAIRS

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     F.   CLASS ACTION

          In June 2006, the United States Court of Appeals for the Second
          Circuit affirmed the August 2004 decision of the United States
          District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors, Wafer Partners and Equity Investors (the
          "Defendants"). The plaintiffs had asserted claims arising under the
          Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the
          Company's investment agreements with its Fab 2 investors. The District
          Court accepted the motion to dismiss filed on behalf of the defendants and noted that the Company's status as a foreign private issuer exempts the Company, its directors and controlling shareholders, from liability under the proxy rules of Section 14(a) of the Securities
          Exchange Act.

     G.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel
          Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers
          Group, TIC, and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Company's Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were approximately $369,000 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     H.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2006. In regard to investment center grants see
          Note 11A(8).

                                     F - 42

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2006 and 2005, the Company had 800,000,000 and
          500,000,000 authorized Ordinary Shares, respectively, par value NIS
          1.00 each, of which 100,752,767 and 66,932,056, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the
          Company as of such dates). As of the balance sheet date, there were
          214,920,136 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions related certain Wafer Partners, see Note
          11A(3), Equity Investor warrants, see B(5)(b) below the exercise of outstanding warrants, see J and K below, or options granted to employees and non-employees, see B(1) below, the conversion of all outstanding convertible debentures, see Note 9 above and the exercise of all capital notes, see C below. Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS

               (A)  GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the
                    options are granted at an exercise price which equals the
                    market value of the Ordinary Shares at the date of grant;
                    vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date.

               (B)  OPTIONS TO THE NEW CHAIRMAN OF THE COMPANY'S BOARD OF
                    DIRECTORS - In December 2006, the Audit Committee and Board
                    of Directors of the Company approved the appointment of a
                    new Chairman to the Board of Directors of the Company and
                    approved to grant him options to purchase 3,158,090 Ordinary
                    Shares of the Company, which constituted one per cent (1.0%)
                    of the Company's issued and outstanding share capital on a fully diluted basis as of December 20, 2006, the date the
                    Board of Directors approved the grant. The exercise price is
                    $1.88, which was the closing price of the Company's Ordinary
                    Shares on the NASDAQ Global Market on the trading day
                    immediately prior to the date of approval of the grant by
                    the Shareholders of the Company. The options shall vest over
                    4 years as follows: 25% will vest on the 12 month
                    anniversary of the shareholders approval date and 6.25% will vest on each 3 month anniversary of the first vesting date until fully vested. The options grant to the new chairman of the Board of Directors was approved by the Shareholders of the Company in January 2007. As of December 31, 2006, no
                    compensation expense was incurred by the Company in
                    connection with the option grant.

                                     F - 43

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (C)  OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR - In April 2005, the Company's Board of Directors
                    approved the grant of options to purchase up to 1,325,724
                    Ordinary Shares to the Company's Chief Executive Officer
                    ("CEO"), who also serves as a director, which was further
                    approved by the Company's shareholders in October 2005.
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

                    In May 2006, the Company's Audit Committee and Board of
                    Directors approved the grant of options to the CEO, in
                    addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that
                    represent 4% of the Company's shares on a fully diluted
                    basis during the two-year period from the approval of the
                    Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company's shares prior to the Board of
                    Directors' approval. In future dilutive events following May
                    2006, additional options will be granted to the CEO with an exercise price equal to the price per share of the newly
                    issued securities. Under certain circumstances, the exercise price will equal the 30-day average closing price of the
                    Company's shares prior to the dilutive event. The additional options granted during the two-year period, will vest in
                    equal amounts over 4 years of employment commencing from May
                    2006. Any decrease in the Company's shares on a fully
                    diluted basis during the two-year period from the approval of the Audit Committee will be followed by the cancellation of the corresponding options granted to the CEO. The options will be exercisable for a period of 10 years from the date of grant. No additional options will be granted under the
                    CEO's 2005 option arrangement, which was approved by the
                    Company's shareholders in October 2005. The new grant of
                    options and its terms were approved by the Company's
                    shareholders in September 2006. As of the balance sheet
                    date, a total of 12,714,657 options were outstanding to the
                    CEO. The cost of the total options granted to the CEO was
                    determined based on the fair value at the grant dates in
                    accordance with Standard No. 24 and amounted to $10,309.
                    Such amount is expensed on an accelerated basis over the
                    vesting periods of the options.

                                     F - 44

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (D)  EMPLOYEE OPTIONS - In May 2006, the Company's board of directors approved a plan to offer each of the Company's
                    employees the opportunity to exchange their existing options to purchase Ordinary Shares for new options with an exercise price of $1.45, which is the average closing price of the
                    Company's shares on the NASDAQ during the 90 consecutive
                    trading days prior to the board of directors' approval.
                    Accordingly 4,299,250 options were exchanged. The new
                    options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May
                    2006. The cost of the new options was determined based on
                    the fair value at the grant dates in accordance with
                    Standard No. 24 and amounted to $1,726. Such amount is
                    amortized as an expense on an accelerated basis over the
                    vesting periods of the new options.

                    The Board of Directors further approved that if the total
                    number of employee options, including the options to the
                    CEO, during the two-year period from May 2006 will represent less than 8% of the Company's shares on a fully diluted
                    basis, additional options will be allocated for grants to
                    the Company's employees. As of the balance sheet date,
                    approximately 2,195,000 options are reserved for future
                    grant of options to employees.

               (E)  OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit
                    Committee, the Board of Directors of the Company and the
                    shareholders of the Company approved a stock option plan
                    pursuant to which certain of the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the
                    market price of the Company's shares on the grant dates. In accordance with this option plan, 40,000 options were
                    granted in 2006 to one director who was appointed in 2006 at exercise prices of $1.47, which equals the market price of the Company's shares on the grant date. As of both December
                    31, 2006 and December 31, 2005, 280,000 options were
                    outstanding under the plan with a weighted average exercise price of $4.33 and $5.39, respectively.

                    Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may
                    not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors
                    Option Plan described below remains in effect, no new
                    independent director, following January 2007, will be
                    entitled to receive options under the 2001 director options plan.

                                     F - 45

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (E)  OPTIONS GRANTED TO DIRECTORS (CONT.)

                    In addition, during 2000 and 2001, the Audit Committee, the
                    Board of Directors of the Company and the shareholders of
                    the Company approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the
                    Company's shares on the dates of grant. The options were
                    exercisable for a period of three years from the date on
                    which they have become vested. As of December 31, 2006, all the options expired.

               (F)  INDEPENDENT DIRECTORS OPTION PLAN - In November 2006, the
                    Company's Board of Directors approved, following the
                    approval by the Audit Committee, the grant to each
                    independent director options to purchase Ordinary Shares
                    ("Initial Options") that shall equal 150,000 less the number of options to purchase Ordinary Shares held by such
                    independent director as of January 31, 2007, the date the
                    shareholders approved the grant (the "Initial Grant Date")
                    and which, as of the Initial Grant Date, have not vested.
                    The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a
                    monthly basis until fully vested. The exercise price per
                    Initial Option is $1.88, which was the closing price of the
                    Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. As of December
                    31, 2006 no compensation expense was incurred by the
                    Company.

                    Each new independent director appointed after the Initial
                    Grant Date shall be granted 150,000 options to purchase
                    Ordinary Shares ("Subsequent Options"), which, shall vest
                    over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of Directors of the Company, the remaining two
                    thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing
                    price of the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant date of
                    appointment.

                    Upon each 36 month anniversary of a previous grant of
                    options to an independent director (each a "Tenure Grant
                    Date"), each such independent director shall be granted an additional 150,000 options to purchase Ordinary Shares
                    ("Tenure Options"), which will vest over 3 years on a
                    monthly basis until fully vested. The exercise price per
                    Tenure Option shall be the closing price of the Company's
                    Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date.

                                     F - 46

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (F)  INDEPENDENT DIRECTORS OPTION PLAN (CONT.)

                    Subject to certain conditions, the Initial Options,
                    Subsequent Options and Tenure Options that have vested shall be exercisable by an Independent Director for a period of
                    ten years following the date on which the Initial Options,
                    Subsequent Options or Tenure Options, as the case may be,
                    first vested.

                    So long as this option plan remains in effect, no future
                    grants will be made to independent directors under the plan described in (1)(e) above.

                    The independent directors' option plan was approved by the shareholders of the Company in January 2007.

               (G)  EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER
                    CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE
                    OFFICER - In March 2003, the Board of Directors of the
                    Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which
                    the Company's former Chairman of the Board of Directors and
                    CEO was granted options to purchase up to 1,043,000 Ordinary
                    Shares of the Company at an exercise price of $2.98, the
                    average closing trading price for the Company's Ordinary
                    Shares during the 30 consecutive trading days preceding the date of board approval of an amendment to the Fab 2
                    investment agreements. Due to his resignation in May 2005,
                    625,800 options granted to him were fully forfeited and
                    417,200 options were exercisable until May 2006. None were exercised.

                                     F - 47

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2)  SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR
               SHARE OPTIONS

               A summary of the status of all the Company's employee and
               director share option plans as of December 31, 2006, 2005 and
               2004, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

                                         2006                                 2005                                2004
                            ------------------------------       ------------------------------       ------------------------------
                                                Weighted                            Weighted                             Weighted
                               Number            average           Number            average            Number            average
                          of share options    exercise price  of share options    exercise price   of share options    exercise price

 Outstanding as of
 beginning of year           13,011,575        $      4.19        10,212,920        $      5.71         6,842,442        $      7.93
Granted                      17,414,268               1.52         5,000,224               1.54         4,364,954               2.69
Exercised                        (7,250)              1.58                 -                              (95,250)              7.00
Terminated                     (132,176)             10.95           (77,214)             12.45                 -
Forfeited                    (6,772,375)              5.23        (2,124,355)              4.99          (899,226)              7.89
                            -----------                          -----------                          -----------
Outstanding as of end
of year                      23,514,042               1.87        13,011,575               4.19        10,212,920               5.71
                            ===========                          ===========                          ===========

Options exercisable
as of end of year             2,849,132        $      4.25         4,602,447        $      7.77         3,010,870        $     10.78
                            ===========                          ===========                          ===========

                                     F - 48

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2006:

                                                                            Exercisable as of
                Outstanding as of December 31, 2006                         December 31, 2006
  --------------------------------------------------------------       ---------------------------
                                   Weighted average    Weighted
Range of exercise     Number          remaining         average          Number       Weighted average
     prices         outstanding    contractual life  exercise price    exercisable     exercise price
  -----------       ----------       ----------       ----------       ----------       ----------
                                    (in years)

  $ 1.00-1.99       20,741,671             9.19       $     1.50        1,066,253       $     1.53
    2.00-2.99        1,427,683             8.56             2.19          562,781             2.22
    3.00-3.99          265,013             7.57             3.26          173,690             3.25
    4.42-4.92          114,551             6.50             4.45           87,784             4.45
    5.00-5.96           27,000             6.44             5.06           20,750             5.08
    6.00-6.99           80,050             3.67             6.05           79,800             6.05
    7.00-7.99          505,000             0.25             7.00          505,000             7.00
    8.00-8.99           90,918             1.55             8.78           90,918             8.78
  10.00-10.89           33,806             4.07            10.42           33,806            10.42
  11.81-11.81          200,000             4.41            11.81          200,000            11.81
  14.25-17.19            3,000             3.81            16.50            3,000            16.50
  18.75-18.75            5,000             3.26            18.75            5,000            18.75
  20.00-15.00           20,350             3.40            24.65           20,350            24.65
                    ----------                                         ----------
                    23,514,042                                          2,849,132
                    ==========                                         ==========

          (4)  WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO
               EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2006, 2005 and 2004 to employees and directors amounted to
               $0.81, $0.83 and $1.53 per option, respectively. The Company utilized the Binomial lattice model in 2006 and the Black-Scholes option-pricing model in 2005 and 2004. The Company estimated the fair value, utilizing the following assumptions for the years
               2006, 2005 and 2004 (all in weighted averages):

                                    2006              2005              2004
                                 -----------       -----------       -----------

Risk-free interest rate          4.44%-4.81%       3.69%-4.34%       2.84%-3.88%
Expected life of options          10 years         4.49 years         4.5 years
Expected annual volatility         65%-67%           54%-69%           65%-82%
Expected dividend yield             None              None              None

                                     F - 49

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS

               (A)  BANKS WARRANTS - As of December 31, 2006, the Company
                    granted the Banks an aggregate of 9,561,060 warrants to
                    purchase Ordinary Shares of the Company, at terms described below, of which 9,161,060 (4,580,530 each) were outstanding and exercisable as of the approval date of the financial
                    statements, at a weighted average exercise price of $1.70
                    per share

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
                    Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS ISSUED IN DECEMBER 2003 - In December 2003, as part of an amendment to the Facility Agreement, the Banks
                    received an aggregate of 896,596 warrants to purchase
                    Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the
                    amendment with the Banks was signed. All the warrants are
                    exercisable. The warrants were exercisable for a five-year period ending December 2008. Under the terms of the
                    September 2006 amendment, the exercise period of the
                    warrants was extended to five years from the closing of the
                    September 2006 amendment, to September 2011.

                    The cost of the warrants issued to the Banks, determined
                    based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $4,168.
                    Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                                     F - 50

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS (cont.)

               (A)  BANKS WARRANTS (CONT.)

                    WARRANTS ISSUED IN JULY 2005 - In connection with the July
                    2005 amendment to the Facility Agreement detailed in Note
                    11A(6) above, the Company issued warrants to the Banks
                    exercisable into an aggregate of 8,264,464 Ordinary Shares of the Company (4,132,232 each), with an exercise price of
                    $1.21. One-half, of the warrants was exercisable for five
                    years ending in August 2010, and one-half of the warrants
                    was to be exercisable for five years from the date on which the Company and the Banks will agree to reschedule the loan repayment dates. Under the terms of the September 2006
                    amendment, the exercise period of all of the July 2005
                    warrants was extended to five years from the closing of the
                    September 2006 amendment, to September 2011.

                    The cost of the 8,264,464 warrants, determined based on the fair value at the grant and amendment dates in accordance
                    with SFAS 123, amounted to a total of $6,718. Such amount
                    was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

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

               (B)  WARRANTS GRANTED TO A RELATED PARTY - In consideration for
                    TIC's undertaking described in Note 11A(6), the Company
                    issued TIC warrants for the purchase of 58,906 of the
                    Company's Ordinary Shares. The exercise price for the
                    warrants is $6.17 per share, the 15-day average closing
                    price of the Company's Ordinary Shares prior to the date the
                    November 2003 amendment with the Banks described in Note
                    11A(6) was signed. All the warrants are fully vested and
                    none of them was exercised. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants award granted to TIC, determined
                    based on the fair value at the grant date in accordance with
                    SFAS 123, amounted to a total of $259. Such amount was
                    allocated to other assets as deferred financing charges and was amortized as financing expense over the terms of the
                    loans under the Facility Agreement with the Banks.

                                     F - 51

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

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

                                           For the year ended
                                              December 31,
                                      --------------------------
                                         2005             2004
                                      ---------        ---------

PRO FORMA LOSS
Loss for the year, as reported        $(203,082)       $(137,768)
Less - stock-based compensation
determined under APB 25                       -                -
Add - stock-based compensation
determined under SFAS 123                (4,229)          (3,980)
                                      ---------        ---------
Pro forma loss                        $(207,311)       $(141,748)
                                      =========        =========

BASIC LOSS PER SHARE
As reported                           $   (3.06)       $   (2.13)
                                      =========        =========
Pro forma                             $   (3.12)       $   (2.19)
                                      =========        =========

     C.   CAPITAL NOTES

          (1)  BANKS' CAPITAL NOTES

               As part of the September 2006 Amendment to the Facility
               Agreement, $158,000, representing approximately 30% of the outstanding debt under the Facility Agreement, was converted into capital notes of the Company, convertible into 51,973,684 of the
               Company's Ordinary Shares, representing twice the average closing price per share during the ten days prior to signing the MOU. For additional information regarding the capital notes to the Banks see Note 11A(6).

          (2)  TIC'S CAPITAL NOTES

               Contemporaneous with the closing of the September 2006 Amendment and as part of the Securities Purchase Agreement between the
               Company and TIC, the Company issued TIC in consideration of its
               $100,000 investment, capital notes convertible into 65,789,474 of the Company's Ordinary Shares, at a price per share of $1.52
               (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). For additional
               information regarding the capital notes to TIC see Note 11A(6).

                                     F - 52

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     D.   TREASURY STOCK

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

     E.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended (see Note 11A(6)), the
          Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

     F.   SALE OF SECURITIES - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange,
          NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 9B. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options and 2,211,596 Options (Series 1). As of the date of the financial statements, all said options expired and none were exercised.

          The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately
          $1,750. See Note 19F for the presentation and the accounting treatment of the sale of these securities under U.S. GAAP.

     G.   RIGHTS OFFERING - OCTOBER 2002

          In October 2002, the Company issued in connection with a rights offering done on the NASDAQ and on the Tel-Aviv Stock Exchange
          4,097,964 Ordinary Shares of the Company and 1,844,070 warrants to purchase Ordinary Shares of the Company, in consideration for aggregate gross proceeds of $20,490. Of these amounts, 4,086,037
          Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430.
          Each warrant was exercisable for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006.
          None of the warrants were exercised. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     H.   PUBLIC OFFERING - JANUARY 2004

          In January 2004, the Company completed a public offering of its
          Ordinary Shares in the U.S. at a price of $7.00 per share. Following the offering, and including the partial exercise in February 2004 of an over-allotment option the Company granted the underwriters, the
          Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                                     F - 53

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     I.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on
          December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12,
          2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

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

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price was subject to downward adjustment under certain circumstances in which the Company would have sold securities in financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006. As of the balance sheet date no such adjustment was or will be required and the downward adjustment mechanism has expired.

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
          indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix and SanDisk.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of certain covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. See Note 19F for the presentation of the rights offering in accordance with U.S. GAAP.

                                     F - 54

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     J.   2006 PUBLIC OFFERING

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000
          (approximately $31,000). In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $0.4). Each Unit consisted of (i) convertible debentures in the face amount of NIS 2,100
          (approximately $0.47), (ii) five options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the Israeli Consumer Price Index ("CPI"), (iii) 140
          warrants each exercisable for the three months ended September 27,
          2006 for one ordinary share of the Company at a price of NIS 6.75
          (approximately $0.00157, linked to the CPI and (iv) 70 warrants each exercisable for three years ending on June 28, 2009 for one ordinary share of the Company at a price of NIS 7.40 (approximately $0.00175), linked to the CPI. The convertible debentures are convertible into the
          Company's Ordinary Shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $0.00199) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37%
          over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          In accordance with Standard No. 22, the proceeds were allocated to each of the Unit's components based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in Standard No. 22.

          In addition, the Company issued 300 such units in consideration for
          NIS 526,000 through a private placement to its market maker in connection with said offering.

          The offering was made in Israel to Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the U.S. or to U.S. persons absent registration or an applicable exemption.

          Through September 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into Ordinary
          Shares, totaling in proceeds of approximately $8,000.

          See Note 19F for the accounting for the public offering in accordance with U.S. GAAP.

                                     F - 55

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     K.   2006 PRIVATE PLACEMENT

          In November 2006, the Company received and accepted orders from
          Israeli investors in private placements for (i) 58,150 units, each comprised of 100 Ordinary Shares and 50 warrants ("Series 5
          Warrants"), which were sold at a price of NIS 759 (approximately
          $0.177) per unit and (ii) 58,000 units, each comprised of 100 Ordinary
          Shares and 40 Series 5 Warrants, which were sold at a price of NIS 850
          (approximately $0.198) per unit. The price of the Ordinary Shares included in the units was equal to the closing price of the Company's shares on the Tel-Aviv Stock Exchange prior to each of the relevant private placements. Total immediate gross proceeds amounted to approximately $22,000.

          Under Israeli securities laws, the securities were subject to a statutory lock-up. Further to the Company's undertaking to allow for removal of the statutory lock-up, the Company filed a prospectus with the Israel Securities Authority. Such prospectus was published in
          December 2006.

          Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25% premium to the market price of the Company's shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 (approximately $0.0022) linked to the CPI.

          In accordance with Standard no. 22, Series 5 Warrants have been classified as liability since it did not meet the equity
          classification criteria in the issuance date. As a result of the classification as liability, such warrants are marked to market to their fair value, with changes in fair value recorded in earnings.

NOTE 13 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                             Year ended December 31,
                                      -------------------------------------
                                        2006           2005           2004
                                      -------        -------        -------

United States                              69%            64%            60%
Israel                                      7              7             20
Asia Pacific - primarily Taiwan            16             20             11
Europe                                      8              9              9
                                      -------        -------        -------
Total                                     100%           100%           100%
                                      =======        =======        =======

     B.   LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the
          Company's long-lived assets are located in Israel.

                                     F - 56

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                                          Year ended December 31,
                                 ----------------------------------------
                                   2006            2005            2004
                                 --------        --------        --------

Customer A (related party)             23%             22%             24%
Customer B                             10              14               5
Customer C (related party)             10               7               1
Customer D                              5               2              17

Other customers (*)                    25              15              17

          (*)  Represents sales to five different customers each of whom accounted for between 2% and 9% of sales during 2006; to four different customers each of whom accounted for between 3% and 5%
               of sales during 2005 and to three customers accounted for between
               3% and 8% of sales during 2004.

          As of December 31, 2006 and 2005, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 14 - FINANCING EXPENSES, NET

     Financing expenses, net consist of the following:

                                                                               Year ended December 31,
                                                                      ----------------------------------------
                                                                        2006            2005            2004
                                                                      --------        --------        --------

Financial expenses (primarily bank loans interest)                    $(39,917)       $(36,103)       $(28,257)
Expenses in relation to convertible debentures (primarily
interest and discount amortization expenses)                            (9,913)           (741)         (2,685)
                                                                      --------        --------        --------
                                                                       (49,830)        (36,844)        (30,942)

Financing income (primarily bank deposit interest)                       1,682           1,193           1,197
                                                                      --------        --------        --------
Financing expense, net                                                $(48,148)       $(35,651)       $(29,745)
                                                                      ========        ========        ========

NOTE 15 - OTHER INCOME, NET

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

                                     F - 57

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the
          Encouragement of Capital Investments - 1959 ("Investments Law") (see
          Note 5B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval
          certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25%
          through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 31% in 2006
          (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

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

                                     F - 58

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

                                                                  As of December 31,
                                                             --------------------------
                                                               2006              2005
                                                             ---------        ---------

DEFERRED TAX BENEFIT - CURRENT
Amounts relating to employees benefits                       $   1,717        $     522
Other                                                              115               51
                                                             ---------        ---------
                                                                 1,832              573
Valuation allowance                                             (1,832)            (573)
                                                             ---------        ---------
Total current deferred tax benefit                           $       -        $       -
                                                             =========        =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
    Net operating loss carryforwards                         $ 174,000        $ 165,000
    Research and development                                     2,063            2,427
    Liability for employee rights upon severance                   656              957
                                                             ---------        ---------
                                                               176,719          168,384
Valuation allowance                                           (128,707)        (118,321)
                                                             ---------        ---------
                                                                48,012           50,063
Deferred tax liability - depreciation and amortization         (48,012)         (50,063)
                                                             ---------        ---------
Total net long-term deferred tax benefit                     $       -        $       -
                                                             =========        =========

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                         Year ended December 31,
                                               ------------------------------------------
                                                 2006             2005             2004
                                               --------         --------         --------

Israeli statutory rate                              (31)%            (34)%            (35)%
Reduced tax rate for approved enterprise             11               14               15
Tax benefits for which deferred taxes
were not recorded                                    13               21               23
Permanent differences and other, net                  7               (1)              (3)
                                               --------         --------         --------
                                                      -%               -%               -%
                                               ========         ========         ========

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2006, the Company had net operating loss carryforwards for tax purposes of approximately $870,000, which may be carried forward for an unlimited period of time.

                                     F - 59

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES (cont.)

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2002 are deemed final.

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

     See Note 19D for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

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

                                     F - 60

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

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          As of December 31, 2006 and 2005, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $207,000 and
          $292,000 respectively, all of which is attributable to Fab 2. These agreements resulted in 2006 in a gain of $880 and in 2005 and 2004, in a loss of $1,756 and $5,629, respectively.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans and long term convertible debentures did not materially differ from their respective carrying amounts as of
          December 31, 2006, 2005 and 2004. The fair value of the interest rate hedging transactions as of December 31, 2006 and 2005 would have resulted in an unrealized capitalizable gain of $1,790 and $1,767, respectively (as of December 31, 2004, an unrealized capitalizable loss of $2,406). The fair values of convertible debentures as of
          December 31, 2006, 2005 and 2004 were $126,048, $22,750 and $15,889, based on quoted market prices for the respective dates.

                                     F - 61

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                                      As of December 31,
                                                                  -------------------------
                                                                     2006           2005
                                                                  ---------       ---------

Trade accounts receivable                                         $  13,625       $   5,309
                                                                  =========       =========
Current liabilities, including current maturity of
long-term loans                                                   $   5,895       $     188
                                                                  =========       =========
Convertible debenture                                             $  24,500       $  25,493
                                                                  =========       =========
Long-term liability in respect of customers' advances             $  27,340       $  37,785
                                                                  =========       =========
Other long-term liabilities, including long-term loans from
related parties, net of current maturity                          $   9,279       $   1,102
                                                                  =========       =========
Capital note                                                      $ 100,000       $       -
                                                                  =========       =========

     B.   TRANSACTIONS

                                                                 Year ended December 31,
                                                         -----------------------------------------
                                                            2006            2005            2004
                                                         ---------       ---------       ---------

Revenues                                                 $  64,055       $  33,456       $  37,521
                                                         =========       =========       =========
Expenses paid                                            $     206       $      57       $     190
                                                         =========       =========       =========
Royalties received - Note 11D(2)                         $       -       $       -       $     875
                                                         =========       =========       =========
Application of customer advances towards purchases       $       -       $       -       $     445
                                                         =========       =========       =========
Equity conversion of customer advances - Note
11A(5)                                                   $   7,621       $   1,794       $     539
                                                         =========       =========       =========
Conversion of customer advances into Long-term
loans - Note 11A(5)                                      $   2,823       $     936       $     166
                                                         =========       =========       =========

     C.   For commitments, contingencies and other transactions relating to Fab
          2 Wafer Partner and Equity Investor agreements - see Note 11A.

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See J below for the presentation of the Company's balance sheets as of December 31,
     2006 and 2005 in accordance with U.S. GAAP.

                                     F - 62

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   INITIAL ADOPTION OF NEW PRONOUNCEMENTS BY THE FASB

          (1)  SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43,
               CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151,
               "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS
               No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory
               Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Statement does not have a material effect on the Company's financial position or results of operations.

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

               SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The
               fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period).

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

                                     F - 63

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   INITIAL ADOPTION OF NEW PRONOUNCEMENTS BY THE FASB (cont.)

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (CONT.)

               The provisions of SFAS 123(R) apply to all awards to be granted by the Company on or after January 1, 2006 and to awards
               modified, repurchased, or cancelled after that date. When
               initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company was required to elect between using either the "modified prospective method" or the "modified
               retrospective method". Under the modified prospective method, the
               Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The Company elected the modified prospective method using graded vesting amortization.

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

                                     F - 64

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (5)  SFAS NO. 155. ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS
               - In February 2006, the FASB issued SFAS 155, "Accounting for
               Certain Hybrid Financial Instruments". Key provisions of SFAS 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the
               prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS 133. Management does not believe that SFAS 155 will have a material effect on the
               financial condition, results of operations, or liquidity of the
               Company.

          (6)  FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - On July
               13, 2006, the FASB issued Interpretation No. 48, "Accounting for
               Uncertainty in Income Taxes - an interpretation of FASB Statement
               No. 109" ("FIN 48"), which clarifies the accounting for
               uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the
               position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in
               accounting principle recorded as an adjustment to opening balance of retained earnings. Management does not believe that FIN 48 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

          (7)  SFAS NO. 157. FAIR VALUE MEASUREMENT - In September 2006, the
               FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide
               enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial
               statements issued for fiscal years beginning after November 15,
               2007, and interim periods within those fiscal years. The
               Company's management believes that the adoption of SFAS No. 157 will not have a material impact on the Company's consolidated financial statements.

                                     F - 65

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING
          DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash and short-term interest bearing deposits should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of December 31, 2005, $31,661 was reclassified from current assets to a long-term asset.

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of December 31, 2006 an amount of $13,535 was reclassified from other long-term liabilities to long-term investments
          (as of December 31, 2005 - $13,658).

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
               All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward hedge contracts based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income.
               The amounts accumulated in other comprehensive income are
               expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31,
               2006 and 2005, the Company had no outstanding foreign exchange agreements.

                                     F - 66

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (2)  (cont.)

               The Company uses interest rate collars with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level.
               The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the
               effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported changes in fair value in other comprehensive income.
               Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2M), as interest payment become due. For outstanding contracts as of December 31, 2006 and 2005, see Note
               17C.

          (3)  Following the commencement of operations of Fab 2 during 2003,
               $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in correspondence to the estimated economic lives commonly used in the industry of the machinery and equipment.

          (4)  Complying with SFAS 133 with respect to the Company's hedging transactions as of December 31, 2006 would have resulted in: an increase in other long-term investments in the amount of $1,790;
               a decrease (for U.S. GAAP purposes only) in other comprehensive loss for the year ended December 31, 2006 in the net amount of
               $1,351; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $203; and in a decrease of $1,993 in property and equipment, net as of December
               31, 2006.

                                     F - 67

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     E.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2005 in accordance with SFAS 123, as amended by
          SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 12B(4)):

                                                    Year ended December 31,
                                                  --------------------------
                                                     2005             2004
                                                  ---------        ---------

PRO FORMA LOSS
Loss for the year, as reported according to
U.S. GAAP (see K below)                           $(203,082)       $(137,768)
Add - stock-based compensation
determined under SFAS 123                            (4,229)          (3,980)
                                                  ---------        ---------
Pro forma loss                                    $(207,311)       $(141,748)
                                                  =========        =========

BASIC LOSS PER SHARE
As reported according to U.S.
GAAP (see M below)                                $   (3.06)       $   (2.13)
                                                  =========        =========

Pro forma                                         $   (3.12)       $   (2.19)
                                                  =========        =========

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363
          (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S.GAAP as of December 31, 2006 would have been
          $1,142. Commencing with the adoption of Standard No. 22 in January
          2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under U.S. GAAP.

                                     F - 68

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES (Cont.)

          Under U.S. GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion feature embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issue 00-19 and 05-2.
          The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 "2005 debentures"
          and sale of convertible debentures in 2006 "2006 debentures") and concluded that the conversion feature embedded in the 2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures is scoped out (for the discussion on the accounting for the debentures under Israeli GAAP see Note 2H.

          2002 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified to liability.

          2005 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $12,520 classified as equity under Israeli GAAP was reclassified to liability and the conversion feature was bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion feature was determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          2006 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $6,018, classified in equity under Israeli GAAP was reclassified to liability.
          The conversion feature was bifurcated from the debt host and marked to market through earnings. The amount allocated to the bifurcated conversion feature was determined using the "with and without" method.

          All the above resulted as of December 31, 2006 mainly in an increase in convertible debentures in the amount of $21,688; a decrease in the shareholder's equity in the amount of $20,876 and an increase in other assets in the amount of $834. The company's loss for the year ended
          December 31, 2006 would have increased in the amount of $3,973.

     G.   2006 PRIVATE PLACEMENT

          Under U.S. GAAP series 5 warrants were initially recorded as liability due to the ratchet provision included in them. Upon registering such warrants the ratchet expired and the series 5 warrants were eligible for equity classification based on the criteria in EITF 00-19.
          Complying with the above, would have resulted as of December 31, 2006 mainly in a decrease in other long term liabilities and an increase in the shareholder's equity in the amount of $3,088.

                                     F - 69

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     H.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have been resulted in an increase in the compensations expenses for the year ending December 31, 2006 in the amount of $1,513. The Company elected the modified prospective method as its transition method. The adoption of SFAS 123R for U.S. GAAP along with the adoption of Standard no. 24 for Israeli GAAP, decreased the potential differences between U.S. GAAP and Israeli GAAP as it related to stock based compensation.

     I.   FACILITY AGREEMENT

          Under U.S. GAAP the debt modification under the September 2006
          Amendment is considered troubled debt restructuring within the scope of FASB No. 15 ACCOUNTING BY DEBTORS AND CREDITORS FOR TROUBLED DEBT
          RESTRUCTURINGS which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date;(ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in 1 above, will remain outstanding;(iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          Under U.S. GAAP the debt modification under the Amendment is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the Decreased Amount if the Fourth
          Quarter 2010 Price is less than $3.49. The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the Fourth Quarter 2010 Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The
          Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without" method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses. All the above resulted in a decrease of $75,483 in the shareholders equity for the year ended December 31, 2006 and an increase of the same amount in the long-term loans from the banks as of December 31, 2006.

                                     F - 70

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                                      AS OF DECEMBER 31, 2006                           AS OF DECEMBER 31, 2005
                                                                             ------------------------------------------        -------------------------------------------
                                                                 U.S.         AS PER                            AS PER           AS PER                           AS PER
                                                                GAAP          ISRAELI          ADJUST-           U.S.           ISRAELI          ADJUST-           U.S.
                                                               REMARK          GAAP             MENTS            GAAP            GAAP             MENTS            GAAP
                                                             ---------       ---------        ---------       ---------        ---------        ---------        ---------

A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                               $  39,710                        $  39,710        $   7,337                         $   7,337
     SHORT-TERM INTEREST-BEARING DEPOSITS                                        1,230                            1,230                -                                 -
     DESIGNATED CASH AND SHORT-TERM INTEREST -
      BEARING DEPOSITS                                               B               -                                -           31,661          (31,661)               -
     TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                                           13,625                           13,625            5,309                             5,309
      OTHERS                                                                    17,873                           17,873           11,467                            11,467
     OTHER RECEIVABLES                                                           5,425                            5,425            9,043                             9,043
     INVENTORIES                                                                41,101                           41,101           24,376                            24,376
     OTHER CURRENT ASSETS                                                        1,473                            1,473            1,048                             1,048
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
       TOTAL CURRENT ASSETS                                                    120,437                -         120,437           90,241          (31,661)          58,580
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
   LONG-TERM INVESTMENTS                                           C,D               -           15,325          15,325                -           15,425           15,425
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
   PROPERTY AND EQUIPMENT, NET                                     D,F         532,954           (1,745)        531,209          510,645           (3,291)         507,354
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   DESIGNATED CASH AND SHORT-TERM
      INTEREST-BEARING DEPOSITS                                      B               -                -               -                -           31,661           31,661
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   INTANGIBLE ASSETS, NET                                                       44,981                           44,981           61,441                            61,441
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   OTHER ASSETS, NET                                                 F           1,346              834           2,180           16,359             (196)          16,163
                                                                             =========        =========       =========        =========        =========        =========

        TOTAL ASSETS                                                         $ 699,718        $  14,414       $ 714,132        $ 678,686        $  11,938        $ 690,624
                                                                             =========        =========       =========        =========        =========        =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG TERM DEBT                                    $       -                        $       -        $  21,103                         $  21,103
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                    F           6,632              270           6,902            6,453             (640)           5,813
     TRADE ACCOUNTS PAYABLE                                                     55,128                           55,128           59,741                            59,741
     OTHER CURRENT LIABILITIES                                                  22,096                           22,096            8,972                             8,972
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL CURRENT LIABILITIES                                               83,856              270          84,126           96,269             (640)          95,629
   LONG-TERM DEBT FROM BANKS                                         I         356,947           75,483         432,430          497,000                           497,000

   CONVERTIBLE DEBENTURES                                            F          62,175           21,688          83,863           19,358           23,574           42,932

   LONG-TERM CUSTOMERS' ADVANCES                                                46,042                           46,042           59,621                            59,621

   OTHER LONG-TERM LIABILITIES                                     C,G          17,708           10,447          28,155           11,012           13,658           24,670
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL LIABILITIES                                                      566,728          107,888         674,616          683,260           36,592          719,852
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   CONVERTIBLE DEBENTURES                                            F               -                -               -           25,493          (25,493)               -
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1 PAR VALUE -
     AUTHORIZED 800,000,000 AND 500,000,000
     SHARES RESPECTIVELY; ISSUED 102,052,767
     AND 68,232,056 SHARES, RESPECTIVELY                                        24,187                           24,187           16,548                            16,548
     ADDITIONAL PAID-IN CAPITAL                                    F,G         564,580            6,404         570,984          522,237            2,363          524,600
     CAPITAL NOTES                                                             176,401                          176,401
     EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
      AND CUMULATIVE STOCK BASED COMPENSATION                      F,H          23,576          (18,706)          4,870              (26)                              (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                            D               -             (203)           (203)               -           (1,554)          (1,554)
     ACCUMULATED DEFICIT                                         F,H,I        (646,682)         (80,969)       (727,651)        (559,754)              30         (559,724)
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
                                                                               142,062          (93,474)         48,588          (20,995)             839          (20,156)
     TREASURY STOCK, AT COST - 1,300,000 SHARES                                 (9,072)               -          (9,072)          (9,072)               -           (9,072)
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                   132,990          (93,474)         39,516          (30,067)             839          (29,228)
                                                                             =========        =========       =========        =========        =========        =========

        TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY                                             $ 699,718        $  14,414       $ 714,132        $ 678,686        $  11,938        $ 690,624
                                                                             =========        =========       =========        =========        =========        =========

                                     F - 71

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 15 (I above), SFAS 133 (D above), APB 14 (F above) and SFAS 123R (H above) would have resulted in an increase in the loss for the year ended December 31, 2006 in the amount of
          $80,999, mainly due to the difference in accounting for the debt modification under Israeli GAAP. Giving effect to all the above, the loss for the year ended December 31, 2006 would be $167,927. No material effect on the result of operation for the years ended
          December 31, 2005 and 2004.

     L.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

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
          GAAP:

                                                         Year ended December 31,
                                               -------------------------------------------
                                                  2006             2005             2004
                                               ---------        ---------        ---------

Loss for the year according to U.S. GAAP       $(167,927)       $(203,082)       $(137,768)

Other comprehensive loss:
Amortization of unrealized
losses on derivatives                              1,328            1,328            1,328
Unrealized gains on derivatives                       23            4,173            7,514
                                               ---------        ---------        ---------
Net comprehensive loss for the year            $(166,576)       $(197,581)       $(128,926)
                                               =========        =========        =========

                                     F - 72

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     M.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP, SFAS 128, the basic and diluted loss per share would be:

                                      Year ended December 31,
                             ----------------------------------------
                               2006            2005            2004
                             --------        --------        --------

Basic loss per share         $  (2.03)       $  (3.06)       $  (2.13)
                             ========        ========        ========

Diluted loss per share       $  (2.03)       $  (3.06)       $  (2.13)
                             ========        ========        ========

          The following tables provide the numerators and denominators of the basic and diluted per share computations for 2006, 2005,and 2004 in accordance with U.S. GAAP. The loss per share for 2006, 2005 and 2004 according to U.S. GAAP differs from the corresponding amount under
          Israeli GAAP due to different methods for determining the loss used to compute loss per share.

          RECONCILIATION FOR 2006:

                                                       Year ended December 31, 2006
                                                ------------------------------------------
                                                                  Shares
                                                  Loss         (in thousands)    Per-share
                                               (Numerator)     (Denominator)       Amount
                                                ---------        ---------       ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(167,927)          82,581       $   (2.03)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                  -                -               -
Options and warrants                                    -                -               -
                                                ---------        ---------       ---------

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(167,927)          82,581       $   (2.03)
                                                =========        =========       =========

          Options and warrants to purchase 43,842,508 Ordinary Shares at an average exercise price of $1.92 per share were outstanding as of
          December 31, 2006 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. Convertible debentures, convertible into 53,314,471 Ordinary Shares, were outstanding as of December 31, 2006 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. Capital notes, convertible into 117,763,158 Ordinary
          Shares, were outstanding as of December 31, 2006 but were not included in the computation of diluted loss per share since their effect is anti-dilutive.

                                     F - 73

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     M.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

     RECONCILIATION FOR 2005:

                                                          Year ended December 31, 2005
                                                    ---------------------------------------
                                                                       Shares
                                                       Loss       (in Thousands)  Per-share
                                                    (Numerator)    (Denominator)    amount
                                                    ---------        ---------    ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders             $(203,082)          66,371    $   (3.06)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                      -                -            -
Options and warrants                                        -                -            -
                                                    ---------        ---------    ---------

DILUTED LOSS PER SHARE
Loss available to ordinary shareholders after
assumed conversions                                 $(203,082)          66,371    $   (3.06)
                                                    =========        =========    =========

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

     RECONCILIATION FOR 2004:

                                                            Year ended December 31, 2004
                                                    ------------------------------------------
                                                                       Shares
                                                       Loss        (in Thousands)    Per-share
                                                   (Numerator)     (Denominator)       amount
                                                    ---------        ---------       ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders             $(137,768)          64,633       $   (2.13)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                      -                -               -
Options and warrants                                        -                -               -
                                                    ---------        ---------       ---------

DILUTED LOSS PER SHARE
Loss available to ordinary Shareholders after
assumed conversions                                 $(137,768)          64,633       $   (2.13)
                                                    =========        =========       =========

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

                                     F - 74

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     N.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for each of the years ended December 31, 2006,
          2005 and 2004.

                                     F - 75