Form 20-F
period 2007-12-31
TOWER SEMICONDUCTOR LTD
filed 2008-06-18
CIK 928876

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                    FORM 20-F
                                   ----------

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007    COMMISSION FILE NUMBER: 0-24790

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

                   -------------------------------------------

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
                                OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 124,226,116 Ordinary Shares

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

 Large accelerated filer [_]   Accelerated filer [_]   Non-accelerated filer [X]

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

-------------------  --------------------------------------  -------------------
US GAAP [X]          International Financial Reporting       Other  [_]
                     Standards as issued by the
                     International Accounting Standards
                     Board  [_]
-------------------  --------------------------------------  -------------------

If "Other" has been checked in response to the previous question,

     Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]     Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

     This annual report on Form 20-F includes certain "forward-looking"
statements within the meaning of Section 21E of the Securities Exchange Act of
1934. The use of the words "projects," "expects," "may," "plans" or "intends,"
or words of similar import, identifies a statement as "forward-looking". There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at "Item 3. Key
Information-Risk Factors".

                                  ------------

     Beginning with the fourth quarter of 2007, we prepare our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). We recast the comparative amounts included in our financial statements and in this report to US GAAP. Prior to the fourth quarter of 2007, we prepared our financial reports in United States dollars and in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.

     The transition to US GAAP was made as a result of Israel Accounting
Standard 29, which stipulates that Israeli public companies that previously reported their financial results based on Israeli GAAP must begin reporting their financial results in accordance with International Financial Reporting
Standards ("IFRS") for periods beginning on or after January 1, 2008. However,
Israeli public companies that are also listed on NASDAQ are allowed to report utilizing US GAAP rather than IFRS. We elected to use US GAAP to increase transparency and comparability of our financial reports and facilitate research and analysis by shareholders, analysts and other participants in the U.S.
capital markets.

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

                                  ------------

     MICROFLASH(R) is a registered trademark of Tower

                                      (i)

                                TABLE OF CONTENTS

PART I                                                                                               1

         ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                            1

         ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE                                          1

         ITEM 3.    KEY INFORMATION                                                                  1

         ITEM 4.    INFORMATION ON THE COMPANY                                                      19

         ITEM 4A.   UNRESOLVED STAFF COMMENTS                                                       32

         ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                    32

         ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                      49

         ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                               58

         ITEM 8.    FINANCIAL INFORMATION                                                           60

         ITEM 9.    THE OFFER AND LISTING                                                           60

         ITEM 10.   ADDITIONAL INFORMATION                                                          61

         ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                      70

         ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                          73

PART II                                                                                             74

         ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS    74

         ITEM 15.   CONTROLS AND PROCEDURES                                                         74

         ITEM 16.   [RESERVED]                                                                      75

         ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                                75

         ITEM 16B.  CODE OF ETHICS                                                                  75

         ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                                          76

         ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                      76

         ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS          76

PART III                                                                                            76

         ITEM 17.   FINANCIAL STATEMENTS                                                            76

         ITEM 18.   FINANCIAL STATEMENTS                                                            76

         ITEM 19.   EXHIBITS                                                                        76

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

     We derived the selected statement of operations data and other financial data for the years ended December 31, 2007, 2006 and 2005, and selected balance sheet data as of December 31, 2007 and 2006 from the audited financial statements in this annual report. Those financial statements were audited by
Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2004 and 2003 and the selected balance sheet data as of December 31, 2005, 2004 and
2003 from our audited financial statements that are not included in this annual report, which were recast to US GAAP. Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

                                                                          YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------------------
                                             2007                2006               2005                2004                2003
                                          ---------           ---------           ---------           ---------           ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS:
Revenues                                  $ 230,853           $ 187,438           $ 101,991           $ 126,055           $  61,368
Cost of Sales                               284,771             267,520             238,358             228,410             122,395
                                          ---------           ---------           ---------           ---------           ---------
Gross loss                                  (53,918)            (80,082)           (136,367)           (102,355)            (61,027)
Research and development                     13,790              15,048              16,029              17,053              20,709
Marketing, general and administrative        31,604              25,831              17,418              21,297              22,615
                                          ---------           ---------           ---------           ---------           ---------
Operating loss                              (99,312)           (120,961)           (169,814)           (140,705)           (104,351)
Financing expense, net                      (34,976)            (47,563)            (35,651)            (29,745)             (9,826)
                                          ---------           ---------           ---------           ---------           ---------
Other income (expense), net                      92                 597               2,383              32,682                 (84)
                                          ---------           ---------           ---------           ---------           ---------
Loss for the year                         $(134,196)          $(167,927)           (203,082)          $(137,768)          $(114,261)
                                          =========           =========           =========           =========           =========
Basic loss per ordinary share             $   (1.13)          $   (2.03)              (3.06)          $   (2.13)          $   (2.45)
                                          =========           =========           =========           =========           =========
OTHER FINANCIAL DATA:
Depreciation and amortization             $ 154,343           $ 171,743             153,189           $ 131,576           $  59,198

                                                                 YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------
                                                  2007         2006       2005         2004         2003
                                                -------      -------     -------      -------      -------
                                                                    (IN THOUSANDS)

SELECTED BALANCE SHEET:
Cash and cash equivalents, including
   short-term interest-bearing deposits
   and designated cash                         $ 44,536     $ 40,940    $ 38,998     $ 86,591     $ 61,338
Working capital                                  46,711       29,973     (40,725)       5,848        3,109
Total assets                                    686,782      714,132     690,624      859,043      796,799
Current maturities of long-term debt and
   other short-term debt                             --           --      21,103           --           --
Current maturities of convertible
   debentures                                     7,887        6,902       5,813           --           --
Long-term debt from banks                       379,314      432,430     497,000      497,000      431,000
Convertible debentures                          117,460       83,863      42,932       24,092       23,224
Long-term liabilities in respect of
   customers' advances                           27,983       46,042      59,621       64,428       46,347
Shareholders' equity (deficit)                   44,709       39,516     (29,228)     163,318      199,525
Weighted average number of ordinary
   shares outstanding (*)                       118,857       82,581      66,371       64,633       46,710
Number of shares issued and outstanding (*)     124,226      100,752      66,932       65,700       51,696

----------

(*)  Net of 1,300,000 treasury shares.

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

     RISKS AFFECTING OUR BUSINESS

     IF THE INVESTMENT CENTER WILL NOT APPROVE OUR REQUEST FOR AN EXPANSION
PROGRAM, WE WOULD BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES TO CONTINUE
THE RAMP-UP OF FAB 2, WHICH MAY NOT BE AVAILABLE. OUR NOT COMPLETING INVESTMENTS
IN THE AMOUNT OF $1.25 BILLION BY THE END OF 2005 MAY RESULT IN THE INVESTMENT
CENTER REQUIRING US TO REPAY ALL OR A PORTION OF THE GRANTS ALREADY RECEIVED AND
IF WE ARE UNABLE TO REFUND SUCH GRANTS, WE WOULD LIKELY BE UNABLE TO FUND OUR
ON-GOING OPERATIONS.

     In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor
(Investment Center) under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants equal to 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of May 31, 2008, we received a cumulative amount of approximately
$165 million in grants from the Investment Center in relation to Fab 2. Our eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of the grants and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received. In 2007, we submitted the final report in relation to the investments made through 2005 totaling $825 million out of the entire investment plan of $1.25 billion. The investment plan has been spread over additional years and was not completed through 2005 primarily due to the external economic conditions of worldwide markets during 2001 through 2004 and the semiconductor industry in particular following the September 11, 2001 terrorist attack as well as the outbreak of the Second Intifada
(Israeli-Palestinian conflict) in September 2000 which lasted until 2003. Under
Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 could result in a request from the Investment Center to repay all or a portion of grants already received, which has not been made. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. We have therefore been holding discussions with the Investment Center to achieve satisfactory arrangements to approve an expansion plan to commence as of January 1, 2006. On numerous occasions, we have received assurances and commitments from governmental authorities that such an expansion plan will be approved pending positive recommendation of an economical audit by the Industrial Bank of the Investment
Center. In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center and its Industrial Bank for the period commencing January 1, 2006. While the Industrial Bank of the Investment Center
gave a positive recommendation, the governmental approval process has been protracted and as a result, in May 2008, we filed a petition with the Israeli
High Court of Justice asking the Court to order that our expansion plan be brought before the relevant Israeli governmental bodies for their respective approvals without delay. During the period from January 1, 2006 through May 31,
2008, we invested approximately $230 million in Fab 2 plant and equipment.
Currently, we cannot estimate when we will receive a formal response to our request for an expansion plan to commence as of January 1, 2006 or if the
Investment Center will approve our request. If the Investment Center does not approve our request for an expansion plan, we would likely be required to obtain alternative financing sources, which may not be available, in order to successfully continue the ramp-up of Fab 2. While there can be no assurance that we will obtain the Investment Center's approval for the expansion plan, we believe that the likelihood that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005 is remote. If we would have to repay the Investment Center all or a portion of the grants already received, we would need to seek financing sources to refund the grants we received and if we do not succeed in finding such financing sources, we would likely be unable to fund our on-going operations.

IF WE DO NOT OBTAIN INVESTMENT CENTER APPROVAL FOR OUR EXPANSION PLAN OR OUR
FUTURE OPERATIONS DO NOT IMPROVE OR WE DO NOT GENERATE INCREASED LEVELS OF CASH
FROM OPERATIONS OR WE DO NOT RAISE ADDITIONAL FUNDING OR WE DO NOT OBTAIN FUNDS
FROM OTHER SOURCES OR MARKET CONDITIONS DO NOT IMPROVE SIGNIFICANTLY, WE WOULD
LIKELY BE UNABLE TO FUND OUR ON-GOING OPERATIONS.

     There is no assurance that we will obtain Investment Center approval for our expansion plan (see "Risk Factors" - "If the Investment Center will not approve our request for an expansion program, we would be required to seek alternative financing sources...") or that our future operations will improve significantly or that we will generate increased levels of cash from operations or that we will succeed in raising additional funding or that we will obtain funds from other sources (including, for example, funds from a sale and lease-back of a portion of our real estate assets and/or a sale of other assets)
or that market conditions (including our product prices) will improve significantly. If a portion of the above does not occur sufficiently and in a timely manner, we would likely be unable to continue the ramp up of Fab 2, and/or fund our on-going operations and/or repay our short-term and long-term debt and other liabilities, which consist mainly of banks debt, debentures, trade accounts payable and other payables. Furthermore, we can not assure you that the mitigation actions we are taking, such as cost reductions, employee layoffs and price and payment term negotiations with suppliers, will be satisfactory to overcome this position.

IF WE WILL NOT BE IN COMPLIANCE WITH THE REPAYMENT SCHEDULE UNDER THE AMENDED
FACILITY AGREEMENT AND WE ARE UNSUCCESSFUL IN NEGOTIATING A REVISED REPAYMENT
SCHEDULE, OR IF WE FAIL TO MEET ANY OF THE COVENANTS AND FINANCIAL RATIOS
STIPULATED IN OUR AMENDED FACILITY AGREEMENT AND OUR BANKS DO NOT WAIVE OUR
NONCOMPLIANCE, WE WOULD LIKELY BE UNABLE TO FUND OUR ON-GOING OPERATIONS.

Under our amended facility agreement with Bank Hapoalim B.M. and Bank Leumi
Le-Israel B.M., our banks, in the event that we will not be in compliance with the repayment schedule and we are unsuccessful in negotiating a revised repayment schedule, or if we fail to meet any of the covenants and financial ratios stipulated in our amended facility agreement and our banks do not waive our noncompliance, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our amended credit facility, including enforcement of their lien against our assets. There is no assurance that our future operations will improve significantly or that we will generate increased levels of cash from operations or that we will succeed in raising additional funding or that we will obtain funds from other sources (including, for example, funds from a sale and lease-back of a portion of our real estate assets and/or a sale of other assets) or that market conditions (including our product prices)
will improve significantly. If a portion of the above does not occur sufficiently and in a timely manner, we would likely be unable to comply with the repayment schedule under the amended facility agreement and we would likely fail to meet covenants and financial ratios stipulated in it. This would have a material adverse effect on our company and we would likely be unable to fund our on-going operations unless the banks agree to a revised repayment schedule or to waive our non- compliance.

IF WE DO NOT FULLY EQUIP FAB 2 AND COMPLETE THE EQUIPMENT INSTALLATION, AND
RAMP-UP OF PRODUCTION IN FAB 2 TO ITS FULL CAPACITY, WE WILL NOT FULLY UTILIZE
THE SUBSTANTIAL INVESTMENT MADE IN THE CONSTRUCTION OF FAB 2.

     Fab 2 production capacity as of December 31, 2007 was approximately 24,000 wafers per month. During 2008, we are implementing a capacity increase plan targeting to reach up to approximately 30,000 wafers per month, which has not yet been completed. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 44,000 wafers per month. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2's production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. There can be no assurance as to the timing or our ability to achieve Fab 2 capacity levels of approximately 44,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers' production demands and as a result we may lose customers and may not attract new ones. In addition, if we do not acquire and install the equipment necessary to successfully complete the ramp-up of Fab 2, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers' needs. In addition, we have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing.
Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in us not fully utilizing the substantial investment made in the construction of Fab 2, which would adversely affect our future financial results.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC
OVERCAPACITY HAVE ADVERSELY AFFECTED OUR BUSINESS IN THE PAST, RESULTING IN A
HISTORY OF LOSSES; DOWNWARD PRICE PRESSURE MAY SERIOUSLY HARM OUR BUSINESS.

     The semiconductor industry has historically been highly cyclical.
Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

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

     o    The loss of a key customer, postponement of an order from a key customer. The rescheduling or cancellation of large orders

     o    The occurrence of accounts receivables write-offs, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

     o    The rescheduling or cancellation of planned capital expenditures;

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

     o    Interest, price index and currency rate fluctuations that may not be adequately hedged;

     o    Technological changes and short product life cycles;

     o    Timing for designing and the qualification of new products; and

     o    New accounting rules affecting our results including the accounting treatment of our bank debt and convertible debentures.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, investors should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company, including our operating results, financial condition and ability to maintain our
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

WE OCCASIONALLY MANUFACTURE WAFERS BASED ON FORECASTED DEMAND, RATHER THAN
ACTUAL ORDERS FROM CUSTOMERS. IF OUR FORECASTED DEMAND EXCEEDS ACTUAL DEMAND IT
WE MAY HAVE OBSOLETE INVENTORY, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR
RESULTS OF OPERATIONS

     We initiate production of a majority of our wafers once we have received an order from a customer. We generally do not manufacture wafers unless we receive a customer purchase order. On occasion, we may produce wafers in excess of customer orders based on forecasted customer demand, because we may forecast future excess or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped when it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE
FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES AND WE
MUST INCREASE OUR CAPACITY LEVELS IN ORDER TO REDUCE OUR LOSSES.

     We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to reduce our losses. In addition, to reduce our losses, we must increase our capacity levels. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses that have not yet been offset by a sufficient increase in the level of our revenues. If we do not succeed in operating our facilities at high utilization rates and in increasing our capacity levels, we expect to continue to operate at a loss for the foreseeable future, which may adversely affect our business and company.

OUR SALES CYCLES ARE TYPICALLY LONG AND ORDERS RECEIVED MAY NOT MEET OUR
EXPECTATIONS, WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our sales cycles, which we measure from first contact with a customer to first shipment of product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

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

IF WE DO NOT MAINTAIN OUR CURRENT CUSTOMERS AND ATTRACT ADDITIONAL CUSTOMERS,
OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     During the three months ended March 31, 2008, approximately 66% of our business was generated by five significant customers that contributed 20%, 18%,
15%, 7% and 6% of our revenue, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers for the foreseeable future. Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenue in a timely manner, which could harm our financial results.

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

IF WE DO NOT RECEIVE ORDERS FROM OUR CUSTOMERS WITH WHOM WE HAVE SIGNED
LONG-TERM CONTRACTS, WE MAY HAVE EXCESS CAPACITY.

     We have committed a portion of our capacity for future orders to our wafer partners and customers with whom we have signed long-term contracts. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date.
If these parties do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

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

     Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies. Since the successful development and introduction to production of these processes may not be achieved in a timely manner or at all, we may not be able to maintain our current customer base and may not be able to attract new customers.

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
In addition, many of our competitors may have one or more of the following competitive advantages over us:

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

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE CONSEQUENCES.

     We have a large amount of long-term debt and may incur additional indebtedness, which could have significant negative consequences. As of May 31,
2008, we had (i) approximately $399 million of bank debt under our amended credit facility agreement and September 2007 credit lines with the banks, (ii)
$30 million outstanding under the September 2007 credit line with TIC and (iii)
approximately $180 million of debt in respect of outstanding convertible and non-convertible debentures, including approximately $10 million short tern convertible debt. Our current and future indebtedness could have significant negative consequences, including:

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

     o    enforcement by the banks of their lien against our assets (in the event of default).

WE MAY INCUR ADDITIONAL INDEBTEDNESS.

     Although we are limited by the covenants in our amended credit facility agreement with our banks, we could enter into certain transactions that would increase the amount of our outstanding indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks, including the negative consequences associated with our increased level of indebtedness, could intensify.

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY
BORROW FROM OUR BANKS.

     Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which, under our amended credit facility agreement and our September 2007 credit lines with our banks, were approximately $399 million in the aggregate as of May 31, 2008), which may have a material adverse effect on our business, financial condition and results of
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

IF WE ARE UNABLE TO PURCHASE EQUIPMENT AND RAW MATERIALS, WE MAY NOT BE ABLE TO
MANUFACTURE OUR PRODUCTS IN A TIMELY FASHION, WHICH MAY RESULT IN A LOSS OF
EXISTING AND POTENTIAL NEW CUSTOMERS.

     To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity. Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

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

     The dollar amount of our operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the
NIS in relation to the US dollar. Outstanding principal and interest on some of our debentures is linked to the Israeli consumer price index (CPI) and therefore, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar, or if the timing of such devaluation lags behind inflation in Israel. The recent devaluation of the US dollar in relation to the NIS increased our dollar expenses related to our NIS denominated debentures and our NIS denominated expenses.

     Our borrowings under our Fab 2 credit facilities [and our and our September
2007 credit lines] provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facilities as provided for in the credit facility agreement.

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

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO
MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

     We depend on third party intellectual property in order for us to provide certain foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers'
products could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors goes out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

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

     As of May 31, 2008, we held 67 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

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

     o    we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our revenue;

     o    the need to comply with foreign government regulation;

     o    general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade
          relationships;

     o    natural disasters affecting the countries in which we conduct our business;

     o    reduced sales to our customers in Asia Pacific that may arise from regional issues in Asia;

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
Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer. As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

WE MAY NOT BE ABLE TO CONSUMMATE AND INTEGRATE THE JAZZ TECHNOLOGIES, INC.
ACQUISITION.

     We have entered into an agreement and plan of merger and reorganization to acquire Jazz Technologies, Inc. The merger is subject to a number of conditions, which are beyond our control and that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these conditions will be satisfied and we may fail to obtain the necessary approvals to consummate the acquisition. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the synergies and other benefits that Tower and Jazz expect to achieve if they successfully complete the merger within the expected time frame and integrate their respective businesses. In addition, the acquisition involves other known and unknown risks that could adversely affect our future revenues and operating results. For example:

     o    The acquisition may divert management's attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

     o    We may fail to successfully integrate the acquisition in accordance with our business strategy.

     o    We may not be able to retain the skilled employees and experienced management that may be necessary to o operate the businesses we are acquiring and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

     o    Jazz Technologies, Inc. may have undisclosed contingent liabilities, including, among others, known or unknown intellectual property infringement, environmental liabilities or product liability claims.
          Before the merger with Jazz technologies, Inc. we, our independent auditors and our legal counsel conducted due o diligence on Jazz
          Technologies, Inc. customary and appropriate for a merger transaction.
          However, the due diligence process may not have revealed all material liabilities of Jazz technologies, Inc. currently existing or which may be asserted in the future against us relating to Jazz technologies,
          Inc. activities before the consummation of the merger.

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

ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING PLANS AND
ARRANGEMENTS AND THE TERMS OF OUTSTANDING SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES MAY DILUTE THE INTEREST OF OUR SHAREHOLDERS. WE MAY ALSO
ISSUE IN THE FUTURE ADDITIONAL SHARES AND/OR SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES.

     As of May 31, 2008, we had approximately 125.4 million ordinary shares outstanding and have outstanding securities convertible or exercisable into up to approximately 245.6 million ordinary shares including: (i) up to 25.3 million ordinary shares issuable upon the conversion of our 2005 outstanding convertible debentures held by some of our major shareholders and others at a conversion rate of $1.10; (ii) 8.3 million warrants issued to our banks with an exercise price of $1.21; (iii) up to 24.2 million ordinary shares issuable upon the conversion of our 2006 outstanding convertible debentures at a conversion rate of approximately $2.5; (iv) 17.5 million warrants with an exercise price of
$2.04; (v) 5.2 million warrants with an exercise price of approximately $2.8;
(vi) 32.7 million employee and director options with a weighted average exercise price of $1.72; (vii) 5.5 million warrants with an exercise price of approximately $2.2; and (viii) 7.4 million ordinary shares issuable upon the conversion of our 2007 convertible debentures, at a conversion rate of approximately $5.2. Additionally, in September 2006, we issued equity equivalent capital notes to our banks and to Israel Corp., which are convertible for no additional consideration, into approximately 52 million and 65.8 million of our ordinary shares, respectively.

     In May 2008 we entered into a definitive agreement with Jazz Technologies,
Inc. to acquire its shares in a stock-for-stock transaction in which we expect to issue approximately 34.3 million shares and reserve for future issuance upon the exercise or conversion of outstanding Jazz options, warrants and senior convertibles notes, an additional approximately 96.5 million shares.

     In January 2008, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, which was declared effective in
February 2008, registering the possible offer and sale from time to time of up to $40 million of securities.

     Following the reduction of the interest rate applicable to the quarterly actual interest payments on our outstanding loans to our banks following the closing of the September 2006 amendment to our facility agreement, we have agreed to issue shares or convertible securities to our banks in January 2011, calculated based on the amount of decreased interest payments as set forth in the amendment and our share price in the forth quarter of 2010.

     We may undertake additional financings in the future and in connection therewith we may issue shares or securities convertible into shares, which may materially dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE, OR EVEN
THE PERCEPTION THAT SUCH SALES MAY OCCUR, MAY LOWER THE PRICE OF OUR ORDINARY
SHARES.

     Of our approximately 125.4 million outstanding ordinary shares as of May
31, 2008, approximately 86.5 million are held by non-affiliates and are freely tradable under US securities laws. In addition, certain of our affiliates
(Israel Corp., SanDisk Corporation and Macronix International) hold approximately 38.9 million of our outstanding shares, of which (i) approximately
3.3 million are registered for resale and are therefore freely tradable under US securities laws, and (ii) approximately 35.6 million are currently eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933, as amended ("Rule 144"). As of
May 31, 2008, up to approximately 25.3 million additional shares issuable upon the conversion of our 2005 convertible debentures beneficially owned by non-affiliates or are registered for sale and are freely tradable under US securities laws and approximately 5.4 million shares issuable upon exercise of warrants issued to Israel Corp. and our banks will become eligible for sale commencing six months after exercise of the warrants, subject, in the case of
Israel Corp. and, if deemed "affiliates" of our company, the banks, to the volume and manner of sale limitations of Rule 144. Approximately 65.8 million shares underlying Israel Corp.'s equity equivalent convertible capital notes are freely tradable subject to volume and manner of sale requirements of Rule 144.
In addition, (i) approximately 9.2 million shares issuable upon the exercise of warrants we granted to our banks and (ii) approximately 9.4 million shares issuable upon exercise of warrants issued in our March 2007 private placement, are registered for resale and are therefore freely tradable under US securities laws. Additionally, up to: (i) approximately 29.7 million shares issuable upon the conversion and/or exercise of the securities sold in our June 2006 public offering in Israel, (ii) approximately 5.2 million shares issuable upon exercise of warrants sold in private placements completed in November 2006 and (iii) the additional up to approximately 10.1 million ordinary shares which are issuable upon the conversion and/or exercise of warrants sold in our June 2007 private placement and September 2007 public offering in Israel, would be freely tradable in normal trading transactions in the United States. We have filed a registration statement covering the resale of an additional up to approximately
52 million shares issuable upon the conversion of equity equivalent convertible capital notes issued to our banks and if declared effective, such shares would be freely tradable under US securities laws. In January 2008, we filed a shelf registration statement, which was declared effective in February 2008, registering the possible offer and sale from time to time of up to $40 million of securities which we may elect to offer and sell during the three years following February 2008. Furthermore, as part of the definitive merger agreement with Jazz Technologies, Inc., we undertook to file a registration statement in connection with the shares to be issued in the transaction and the shares that may be issued in the future upon the exercise of Jazz options, warrants and senior convertibles notes. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

OUR PRINCIPAL SHAREHOLDERS COLLECTIVELY OWN A CONTROLLING INTEREST IN US AND
WILL BE ABLE TO EXERCISE THEIR VOTING RIGHTS IN WAYS WHICH MAY BE ADVERSE TO THE
INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of May 31, 2008, our major wafer partners and Israel Corp. collectively owned approximately 31% of our outstanding shares. In the event Israel Corp.
were to convert its equity convertible capital notes, our major wafer partners and Israel Corp. would collectively own approximately 55% of our outstanding shares. Under our articles of association, two shareholders holding together 33%
of our outstanding shares constitute a quorum for conducting a shareholders'
meeting. If Israel Corp. were to convert its equity convertible capital notes, our wafer partners and Israel Corp. would constitute a quorum for purposes of conducting a shareholders' meeting. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders' meetings, these shareholders would determine the outcome of our shareholders' meeting without the benefit of the participation of our other shareholders. The interests of these shareholders may not be consistent with the interests of our other shareholders. As a result, these shareholders may exercise voting rights or otherwise influence corporate action in ways that are adverse to the interests of our other shareholders.

THE PAYMENT OF THE REDEMPTION AMOUNT ON ACCOUNT OF OUR OUTSTANDING DEBENTURES IS
SUBORDINATED TO OUR INDEBTEDNESS TO OUR BANKS AND OBLIGATIONS TO SECURED
CREDITORS.

     The payment of the redemption amount on account of our outstanding debentures is subordinated to the prior payment of approximately $399 million in the aggregate payable by us to our banks under our amended credit facility agreement and our September 2007 credit lines with them, to any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor
related to approximately $165 million in grants received as of May 31, 2008 under the Investment Center's "Approved Enterprise" program in relation to Fab
2, and to a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment purchased in connection with the performance of our obligations under our agreement with SanDisk Corporation. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to our outstanding debentures. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of our debentures then outstanding. In addition, we are not permitted under the terms of our credit facility agreement to make a payment on account of the debentures if on the date of such payment an "Event of Default" exists under our credit facility
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

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS
A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2008. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

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
Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a US Holder does not make an election to treat us as a
"qualified electing fund," or QEF, or a "mark to market" election, "excess distributions" to a US Holder, any gain recognized by a US Holder on a disposition of our ordinary shares would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our
PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our US
Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a
US Holder to make a timely QEF election, unless the US Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. US
Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for US Holders who made a timely QEF or mark-to-market election.

IT MAY BE DIFFICULT TO ENFORCE A US JUDGMENT AGAINST US, OUR OFFICERS, DIRECTORS
AND ADVISORS OR TO ASSERT US SECURITIES LAW CLAIMS IN ISRAEL.

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

     We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor ("CMOS") process technology, which is the most widely used method of producing ICs. We are currently focused on the emerging opportunities in the fields of CMOS image sensors, mixed-signal, radio frequency CMOS
(RFCMOS), radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings for use in these fields. Through our expertise and experience gained over fifteen years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support and services, competitive manufacturing indices, and dedicated customer service.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to
0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. Production capacity in Fab 1 as of
May 31, 2008 was approximately 16,000 wafers per month depending on process technology and product mix.

     In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek,
Israel and adjacent to our first facility, Fab 1. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab.
Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and
Toshiba and other technologies that we developed and will develop independently or with development partners. During 2008, we are implementing a capacity increase plan targeting to reach up to approximately 30,000 wafers per month, which has not yet been completed. Production capacity of Fab 2 as of December
31, 2007 was approximately 24,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 44,000 wafers per month.
We have not yet made a decision as to the timing of the commencement of any further ramp-up of Fab 2 capacity beyond approximately 30,000 wafer starts per month. The timing of that decision and its implementation will depend upon several factors, including, funding, and cost availability of equipment and market conditions.

     Our capital expenditures, net of Investment Center grants, for 2007, 2006 and 2005 of approximately $91 million, $163 million and $32 million, respectively, were made principally in connection with the construction of, and purchase of equipment and technology for, Fab 2.

     Our legal and commercial name is Tower Semiconductor Ltd. We were incorporated under the laws of Israel. Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Shaul Amor
Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Our worldwide web site is http://www.towersemi.com.
Information on our web site is not incorporated by reference in this annual report.

RECENT DEVELOPMENTS

     On May 19, 2008 we entered into a definitive merger agreement with Jazz
Technologies, Inc., a leader in Analog-Intensive Mixed Signal (AIMS) foundry solutions, by which we will acquire all of the outstanding shares of Jazz
Technologies, Inc. in a stock-for-stock transaction valuing Jazz at an equity value of approximately $40 million, based on the closing price of our shares on the date of the agreement. The total value of the transaction, including net debt, is approximately $169 million. The transaction is subject to closing conditions, which must all be met or waived (by the applicable party) in order for the transaction to be consummated. Under the terms of the agreement, upon the closing of the merger, Jazz will become our wholly-owned subsidiary and each outstanding share of Jazz common stock will be converted into the right to receive 1.8 Tower ordinary shares. We expect the transaction to close in the second half of 2008.

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

     Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices, which require increasingly complex ICs. In addition to the increased complexity of designs, there has also been a dramatic increase in the number of applications for semiconductors. To compete successfully, semiconductor suppliers must also minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs are focusing more on their core competencies-design and intellectual property-and outsourcing manufacturing to foundries.

     The consumer sector is expanding worldwide with new applications and multi-functional devices, including those that incorporate CMOS image sensors, embedded flash and mixed-signal ICs. Increasingly, emerging applications, such as camera-equipped cell phones, digital still cameras and flat panel displays, are enabled by ICs manufactured using advanced process technologies.

     The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced manufacturing offered by foundries. Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies, such as CMOS image sensors, embedded flash and mixed-signal technologies. Foundries also offer competitive customer service through design, testing, and other technical services, often at a level previously found only at an IDM's internal facilities.

     These trends have led to the rapid growth in demand in recent years for advanced semiconductor manufacturing services provided by independent foundries.

MANUFACTURING PROCESSES AND SPECIALIZED TECHNOLOGIES

     We manufacture ICs on silicon wafers, generally using the customer's proprietary circuit designs. In some cases, we use third-party or our own proprietary design elements. The end product of our manufacturing process is a silicon wafer containing multiple identical ICs. In most cases, our customer assumes responsibility for dicing, assembly, packaging and testing.

     We provide wafer fabrication services to fabless IC companies and IDMs and enable smooth integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly integrated ICs to market rapidly and cost effectively. We believe that our technological strengths and emphasis on customer service have allowed us to develop unique positions in large, high-growth specialized markets for CMOS image sensors, mixed signal and RF CMOS ICs. We serve as a sole source or alternative provider of foundry services.

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

     We believe that we are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last fifteen years. We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications. Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers for both our Fab 1 and Fab 2 facilities who seek to work with a proven provider of foundry services. Our emphasis on working closely with customers and accelerating the time-to-market of our customers' next-generation products is also reflected in our corporate structure. As a result, we have a high customer retention rate and an increase in new customers and new products for production.

     We derived approximately 48% of our revenues for the year ended December
31, 2007 from our target specialized markets: CMOS image sensors, embedded flash, mixed-signal, RF and power ICs. We are highly experienced in these markets, being an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies. The specific process technologies that we currently focus on include:

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

     During the last quarter of 2005, we commenced volume production of CMOS image sensors for the cellular phone camera market in 0.18 micron process and using a 3.6 micron pixel which we developed. In 2006, we commenced volume production with our developed 2.8 micron pixel and in parallel we developed a
2.2 micron pixel which serves as the foundation for products for several of our customers, and is being used in VGA, 1.3Mp, 2Mp and 3Mp and which we expect to be used in the future for 5Mp sensors for both the cellular phone and PC camera commodity market, and the low end DSC market.

     During 2007, we ramped to production products with 2.8 micron, 3.2 micron and 3.6 micron pixels, all developed by us and supplied to our customers as pixel IP. In the end of 2006, we began prototyping of two image sensors in Fab 2 in 0.18 micron technology to be used in cellular phone and smart phone cameras.
Our Advanced Photo Diode (APD) technology used in these CMOS image sensors enables improved optical and electrical performance of ultra-small pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of small, cost-effective camera module solutions. During 2007, four VGA products for cell phone applications, a 1/7" and a 1/8", based on 3.2 micron and 2.8 micron pixels respectively, ramped into mass production.

     We developed a new 2.2-micron pixel for which prototyping began during
2007. In addition, in the beginning of 2007, we were selected by e2v as its supplier of choice for its CMOS image sensor devices. e2v's products target a broad range of industrial and medical applications. The CMOS sensors will be produced in Fab2, using the CIS 0.18 micron process and its advanced capabilities, including our patented stitching technology that was successfully developed for Fab 2 in 2006.

     For the X-Ray market, we developed stitched technology in Fab2 on
0.18micron process and a variety of 20-micron pixels that are optimized for
X-Ray applications. These pixels are used by our customers in dental and other medical X-Ray products.

     The stitched technology that was developed for Fab 2 during 2006 provided us with the ability to manufacture large sensors (up to one die per wafer) on 8"
wafers using state of the art, 0.18-micron CMOS image sensor technology. In
2007, we had several new orders from customers whose products are based on this technology. For example, in December 2007, we established a partnership with CMT
Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, to develop, market and sell X-ray detectors for medical applications. The detectors' intended use is for
radiography/fluoroscopy, cardiology, angiography, mammography and similar large-size X-ray modalities. Large size detectors require the manufacturing of up to one die per 8" wafer, at high yields. Delivery of the first flat panel detectors is expected to begin in 2009.

     During the first quarter of 2008, Canesta Inc.'s revolutionary 3D image sensors went into the qualification stage at Tower. These CanestaVision(TM)
sensors, now in final qualification stages for the automotive industry, are being manufactured at Tower's advanced Fab2 facility, using its state-of-the-art, CMOS Image Sensor (CIS) 0.18-micron technology process.

     In March 2008, we ramped-up the production of N-trig's A-trig and D-trig -
the newest digitizer chipset to be integrated in OEMs computer systems.

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

     In recent years, more and more designers opt to develop high frequency products based on RF CMOS technologies. The superior cost structure of CMOS technologies enables high volume, low cost production of such high frequency products. We use our mixed signal expertise to leverage and develop processes and provide services for customers utilizing CMOS technologies. We further enhanced our mixed signal 0.18-micron platform technology offering by developing
RF CMOS product design kits. This allowed us to increase our customer base and obtain new products for production as well as develop special capabilities with
RFID applications.

     RFID. In 2004, we started a joint development program with Alien Technology
Corporation that targets the RFID tag market and utilizes a platform technology of mixed signal, RF and non volatile memory function. Since 2006, we have been the manufacturing supplier for Alien Technology's internally-designed Gen 2 RFID
ICs. Currently certain of Alien's products are in production at Fab 2 and the next generation technology developments are in process.

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

CUSTOMERS, MARKETING AND SALES

     Our marketing and sales strategy seeks to aggressively expand our global customer base. We have marketing, sales and engineering support personnel in the
United States, Taiwan and Israel. Our marketing and sales staff is supported by independent sales representatives, located throughout the world, who have been selected based on their understanding of the semiconductor marketplace. In
November 2007, we opened a representative office in Taiwan to support our increasing presence throughout the Asia Pacific region. Our new representative office provides applications and logistical support to our existing customers.
This representative office also performs marketing activities aimed at the local market to increase our customer base.

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

     o    silicon prototyping;

     o    assembly and test;

     o    validation and qualification; and

     o    production.

     The primary customers of our foundry services are fabless semiconductor companies and IDMs. A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders, some of our shareholders and a number of Taiwanese companies that preferred our solution to the solutions that were offered locally. During the year ended December 31, 2007, we had seven significant customers who contributed 29%, 13%, 11%, 7%, 5%, 5% and 5% of our revenues, respectively. In 2006, we had seven significant customers who contributed 23%, 11%, 10%, 9%, 6%, 5% and 5%of our revenues, respectively.

     In addition to further developing our customer base, we have also made a concentrated effort to maintain the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
36%, 31 and 25% in the years ended December 31, 2005, 2006 and 2007, respectively. We believe that although most of our sales are from US-based customers a substantial portion of our sales will continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                             YEAR ENDED DECEMBER 31,
                       ----------------------------------
                        2007          2006          2005
                       ------        ------        ------

United States              75%           69%           64%
Israel                      7%            7%            7%
Asia-Pacific               10%           16%           20%(*)
Europe                      8%            8%            9%
                       ------        ------        ------
Total                     100%          100%          100%
                       ======        ======        ======

(*) Including payments made to us in connection with our May 2002 joint development agreement for 0.18-micron embedded MICROFLASH technology.

COMPETITION

     The global semiconductor foundry industry is highly competitive. The major independent dedicated foundries include Taiwan Semiconductor Manufacturing
Corporation, United Microelectronics Corporation, Chartered Semiconductor
Manufacturing Ltd. and Semiconductor Manufacturing International Corp.; emerging and existing Chinese, Korean and Malaysian foundries, including DongBu, He Jien
Technology, ASMC, MagnaChip, CSMC, Grace, HHNEC, and Silterra. In addition, there are IDMs and end-product manufacturers that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations.
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

     We seek to compete primarily on the basis of technology, production quality, device yields and services involving design, engineering support and manufacturing. We believe we have a differentiated service offering and track record in specialized markets, which enables us to effectively compete with larger IC manufacturers.

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
Research and development expenses for the years ended December 31, 2005, 2006 and 2007 were $16.0 million, $15.0 million and $13.8 million, net of government participation of $1.0 million, $1.9 million and $2.61 million, respectively. As of May 31, 2008, we employed 146 professionals in our research and development department, 29 of whom have PhDs. In addition to our research and development department located at our facilities in Migdal Haemek, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

INTELLECTUAL PROPERTY AND LICENSING AGREEMENTS

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of May 31, 2008, we held 67 patents. We have entered into various patent licenses and cross-licenses with technology companies including Toshiba, Freescale, Synopsys, ARM, Chipidea
Microelectronics, Virage Logic, Impinj and others. We may choose to renew our present licenses or obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

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

     MOTOROLA (NOW FREESCALE). In September 2002, we entered into a technology transfer and development agreement with Motorola, pursuant to which Motorola transferred to us its 0.13-micron HiP MOS7 CMOS process technology for Fab 2 as well as co-developed with us an industry-standard compatible version of the process technology. Subject to prior termination for cause by Motorola, our licenses under the technology transfer agreement with Motorola are perpetual. In
August 2004, Motorola assigned all of its rights and obligations under the aforementioned agreement to Freescale.

     FOUNDATION IP BLOCKS

     To better serve our customers design needs using advanced CMOS processes and mixed-signal, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non volatile memory design components. These components are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memories arrays, mixed-signal and non-volatile memory design blocks. To achieve optimal performance, all of these components must be customized to work with our manufacturing process. These components are used in most of our customers' chip designs. SYNOPSYS. In June 2001, we entered into an agreement with Synopsys (formerly, Avant!) under which Synopsys developed libraries for our 0.18-micron process technology. Multiple customers use the Synopsys libraries in producing their ICs at our company. In 2004, we entered into a set of comprehensive technology transfer and license agreements with Synopsys that provide us with broad rights to use Synopsys' library technology in multiple process technology generations including 0.18 micron and
0.13 micron. Under these agreements, we were given the right to develop, customize, validate and characterize libraries based on Synopsys' library technology and to distribute such libraries . These agreements place us in a superior position of having in-house capability to serve our customers'
needs.Certain parts of the 2004 license agreementsrelating to support services provided by Synopsys were terminated according to an agreement signed between the parties in July 2007.

     ARM LIMITED. In 2002 and subsequently in 2004 and 2006, we entered into license agreements with ARM Limited (formerly, Artisan Components and ARM Inc.)
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

     VIRAGE LOGIC. In 2002 and subsequently in 2004 and in 2006, we entered into license agreements with Virage Logic under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies, respectively. These library products are available for licensing by our customers, and with respect to most of the 0.13-micron library products, free of a license charge. Virage offers a variety of SRAM and ROM memory compilers on both process technologies, and also offers standard cells, general purpose and specialty input-output cells libraries in the 0.13-micron technology. Presently, multiple customers' products that use Virage Logic's memory products are in production at Fab 2. In addition, our license agreements with Virage Logic from 2002 and 2006 has also introduced Virage Logic's patented
Nonvolatile Electrically Alterable embedded memories for production on our
0.18-micron CMOS logic process. Currently, customers' products that use Virage
Logic's non-volatile memory products are in production at Fab 2. We have selected and qualified these memories for our process to help our customers meet their application requirements for cost-effective embedded non-volatile memory for security, encryption, unique device identification, analog trimming, silicon repair and flexible program store.

     CHIPIDEA MICROELECTRONICS. (TODAY MIPS TECHNOLOGIES, INC). In 2003 and
subsequently in 2005 and 2006, we entered into a non-exclusive, perpetual, royalty-free license and design agreement with Chipidea Microelectronics.
Further to this agreement, Chipidea has customized several of its mixed-signal design blocks for manufacturing on our 0.18-micron and 0.13-micron process technologies, such as USB 2.0 (Universal Serial Bus 2.0) and USB2.0 OTG (On The
Go), which are currently being utilized by several of our customers.

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

     C. ORGANIZATIONAL STRUCTURE

     The legal and commercial name of our company is Tower Semiconductor Ltd. We were incorporated under the laws of the State of Israel in 1993. Tower
Semiconductor USA, Inc. is a wholly-owned subsidiary incorporated in the United
States.

     On May 19, 2008 we entered into a definitive merger agreement with Jazz
Technologies, Inc., a leader in Analog-Intensive Mixed Signal (AIMS) foundry solutions. The transaction is subject to closing conditions, which must all be met or waived (by the applicable party) in order for the transaction to be consummated. Under the terms of the agreement, upon the closing of the merger,
Jazz will become our wholly-owned subsidiary and each outstanding share of Jazz common stock will be converted into the right to receive 1.8 Tower ordinary shares. We expect the transaction to close in the second half of 2008. See also
- "item 4-information on the Company - A, history and development of the Company
- recent development."

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

     Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity from 5,000 wafers per month, using 1.25-micron and 1.0-micron processes, to approximately 16,000 wafers per month as of May 31, 2008, depending on process technology and product mix, using our 1.0 micron to
0.35-micron processes, including specialized processes. Fab 1 is also manufacturing products for Siliconix Incorporated and Siliconix Technology C.V
under a long term foundry agreement that we entered into in May 2004 using process technology that Siliconix transferred to us. During the first quarter of
2008, the parties amended the foundry agreement to revise the terms of the purchase of trench products as well as transfer additional differentiated product platforms to Tower for manufacturing.

     Our exact capacity is variable and depends on the combination of the processes being used and the product mix hence, it may be significantly lower at certain times as a result of certain of our combinations. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area within the building shell of Fab 1.

FAB 2

     In January 2001, we commenced construction of Fab 2, our advanced wafer fab adjacent to Fab 1 in Migdal Haemek. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in
2049.

     Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and a 0.18-micron process technology we licensed from Toshiba, as well as 0.13-micron process technology we licensed from Freescale. Fab 2 is also manufacturing products in 0.35-micron process technology that International
Rectifier Corporation ("IR") transferred to us under a long term foundry agreement that we entered into in September 2006. During the fourth quarter of
2007, we began volume production of products for IR.

     The overall clean room area in Fab 2 is approximately 100,000 square feet.
We began volume production at Fab 2 during the third quarter of 2003. Production capacity as of December 31, 2007 was approximately 24,000 wafers per month.
Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately
44,000 wafers per month.

     Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion. Capital expenditures in 2007, 2006 and 2005 were approximately $91 million, $163 million and $38 million, respectively, before related Investment Center grants of $0 million, $0 million and $6 million, respectively.

     We have registered liens in favor of the State of Israel and our banks on substantially all of our present and future assets, including Fab 1 and Fab 2
(see "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and
Capital Resources - Fab 2 Agreements - Credit Facility").

ENVIRONMENTAL, QUALITY MATTERS AND CERTIFICATIONS

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

     In March 2006, we achieved ISO 17799 certification from The Standards
Institution of Israel for the high quality of our security technology and implementations, covering all of our departments and activities.

     In 2004, we achieved ISO 9000:2001 certification from The Standards
Institution of Israel for all quality systems and processes, covering all our departments and activities This certification is renewed annually pursuant to extensive audits performed by the SII.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A. OPERATING RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 AND
RELATED NOTES AND THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. OUR
FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH U.S. GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP"). WE RECAST THE COMPARATIVE PRIOR YEAR
AMOUNTS INCLUDED IN OUR FINANCIAL STATEMENTS AND IN THIS REPORT TO US GAAP.
PRIOR TO THE FOURTH QUARTER OF 2007, WE PREPARED OUR FINANCIAL REPORTS IN
ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL. AND PROVIDED
RECONCILIATION TO US GAAP IN THE NOTES TO THE FINANCIAL STATEMENTS.

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

     Our primary source of our revenue is from the fabrication of ICs using CMOS process technology. We are currently focused on the emerging opportunities involving CMOS image sensors, mixed-signal, RFCMOS and RFID technologies. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computer and office equipment, communications, automotive, professional photography and medical device products.

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

     During the year ended December 31, 2007, we had seven significant customers who contributed between 5% to 29% of our revenues. In 2006, we had seven significant customers who contributed between 5% to 23% of our revenues. In
2005, we had five significant customers who contributed between 5% to 22% of our revenues. In these years SanDisk was a significant customer of FAB 2. During
2007 additional large customers increased their orders following the qualification of their products in Fab 2.

     In addition to further developing our customer base, we have also made a concentrated effort to maintain the geographical diversity of our sales. The percentage of our sales from customers located outside the United States was
25%, 31% and 36% in the years ended December 31, 2007, 2006 and 2005, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

     Our company was founded in 1993, when we acquired National Semiconductor's
150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry. Since then, we have significantly modernized our Fab 1 facility, which has improved its process geometries from 1.0-micron to
0.35-micron and enhanced its process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies. We have also expanded our production capacity in Fab 1 to approximately 16,000 wafers per month as of May
31, 2008, depending on process technology and product mix, to meet additional customer demand. Fab 1 has been cash flow positive from operations since the second quarter of 2002.

     During the third quarter of 2003, we completed the construction of the building and infrastructure of our second manufacturing facility Fab 2, and commenced volume production at that facility.. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba, as well as other technologies that we might acquire or develop independently. Production capacity of Fab 2 as of December 31, 2007 was approximately 24,000 wafers per month. During 2008, we are implementing a capacity increase plan targeting to reach up to approximately
30,000 wafers per month, which has not yet been completed.

CRITICAL ACCOUNTING POLICIES

     REVENUE RECOGNITION. In accordance with generally accepted accounting principles, our revenues are recognized when persuasive evidence of an agreement exists with fixed or determinable prices, shipment has occurred or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on tests performed prior to customer on-site testing. Prior to commencement of our production, both our customers and our personnel test and pre-approve the prototype, on the basis of which specifications and features the ordered products will be produced. Electronic, functional and quality tests are performed on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however an accrual for estimated returns, which is computed primarily on the basis of historical experience, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition and cause our operating results to vary from quarter to quarter. Accordingly, our financial position and results of operations may be affected.

     DEPRECIATION AND AMORTIZATION. We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation can have material impact on our results of operations. Depreciation and amortization expenses in
2007 amounted to $154.3 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method. During the second quarter of
2007, we reassessed the estimated useful lives of our machinery and equipment and as a result, effective as of April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years as estimated prior to such date. The change reflects our best estimate of the useful lives of our equipment and is also based on experience accumulated from
Fab 1 and on recent trends in industry practices. We believe that the change better reflects the economics associated with the ownership of the equipment.
This change has been accounted for as a change in estimate and has been applied prospectively. Currently, we estimate that the expected economic life of our assets will be as follows: (i) buildings (including facility infrastructure) -
14 to 25 years; (ii) machinery and equipment - seven years; and (iii) the
0.18-micron and 0.13 micron technology - four years, with each amortization phases commencing on the date on which such Fab 2 manufacturing line became ready for its intended use. We expect that depreciation and amortization expenses relating to Fab 2 facilities will be approximately $120 million in
2008. Changes in our estimates regarding the expected economic life of Fab 2 assets, or a change in the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, might affect our depreciation and amortization expenses.

     IMPAIRMENT OF ASSETS. Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances to ensure that assets are not presented in amounts exceeding their recoverable value. The review of possible impairment charges was performed based on our business plan, as was approved by our board of directors. The business plan is based, among other things, on the future completion of the ramp up of
Fab 2. Application of SFAS No. 144 "Accounting for the Impairment or Disposal of
Long-Lived Assets" ("SFAS No. 144") resulted in no impairment charges.

     According to SFAS 144 and SFAS 142 for those intangible assets that have definite useful lives, recoverability tests are performed based on undiscounted expected cash flows, SFAS 144 requires that when the asset is not recoverable an impairment loss should be computed based on the difference between the carrying amount of the assets (or asset group) and the fair value. The fair value in most instances will be determined using present value techniques applied to expected cash flows While applying the provisions of SFAS 144 had no effect on our financial position and results of operations, the use of different assumptions with respect to the expected cash flows from our assets and with respect to other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

     CONVERTIBLE DEBENTURES. According to Accounting Principles Board Opinion
No. 14 ("APB 14"), we are to allocate the proceeds from the sale of the securities to each security issued based on their relative fair value. We are required, according to SFAS 133, to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on the determination whether on a stand alone such conversion option would be classified in equity. If the option can be classified as equity no bifurcation is required.

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

     In 2006, prior to the fair value election, the debt modification under the
September 2006 Amendment was considered troubled debt restructuring within the scope of SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt
Restructurings" which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in the first bullet above, will remain outstanding; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and
(iv) no gains or losses are recognized in the current period.

     FAIR VALUE MEASUREMENTS. We decided to early adopt the provisions of SFAS
No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 "The
Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No.
159):

     o    The income approach was applied using a present value technique.

     o    For Loans - The cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life.

     o    For Embedded Derivatives - we utilized the Black Scholes Merton formula.

     o    For Over the Counter derivatives - we used the market approach using quotation from dealer markets.

     o    For convertible debentures series E - The market approach was applied using quoted prices for the same debentures.

RECENT ACCOUNTING PRONOUNCEMENTS AS THEY APPLY TO US

     SFAS NO. 141 (REVISED 2007 ) "BUSINESS COMBINATIONS" - In December 2007,
the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In December 2007, the FASB issued FASB 160
"Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report non controlling
(minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard's effect, if any, on its financial position and results of operations. Initial
Adoption of New Standards

     SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL
LIABILITIES" - In February 2007, the FASB issued SFAS No. 159, "The Fair Value
Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No.
159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We adopted the provisions of this standard, together with the adoption of FASB No. 157 FAIR VALUE MEASUREMENTS, starting with the first quarter of 2007.

RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

                                                  YEAR ENDED DECEMBER 31,
                                               ----------------------------
                                               2007       2006        2005
                                               -----      -----       -----

STATEMENT OF OPERATIONS DATA:
Total revenues                                 100.0%     100.0%      100.0%
Cost of total revenues                         123.4      142.7       233.7
                                               -----      -----       -----
Gross loss                                     (23.4)     (42.7)     (133.7)
Research and development                         6.0        8.0        15.7
Marketing, general and administrative           13.7       13.8        17.1
                                               -----      -----       -----
Operating loss                                 (43.0)     (64.5)     (166.5)
Financing expense, net                         (15.2)     (25.4)      (35.0)

Other income (expense), net                      0.0        0.3         2.3
                                               -----      -----       -----
Loss                                           (58.1)%    (89.6)%    (199.1)%
                                               =====      =====       =====

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

     REVENUES. Revenues for the year ended December 31, 2007 increased by 23.2%
to $230.9 million from $187.4 million for the year ended December 31, 2006. This
$43.4 million increase was mainly attributable to a higher volume of wafer shipments.

     COST OF TOTAL SALES. Cost of total sales for the year ended December 31,
2007 amounted to $284.8 million, compared with $267.5 million for the year ended
December 31, 2006. This increase of 6.4% in cost of sales, which is relatively low in relation to the 23.2% increase in sales, which is mainly attributable to the Company's cost structure of high level of fixed costs according to which with an increased volume of sales the Company can benefit and achieve reasonable margins for each incremental dollar of revenue. In addition we had a reduction in depreciation and amortization expenses as result of our reassessment of the estimated useful lives of our machinery and equipment, as described above. This change has been accounted for as a change in estimate and is applied prospectively. Total depreciation and amortization expenses included in Cost of
Total Sales was approximately $137 million for the year ended December 31, 2007, as compared to approximately $155 million for the year ended December 31, 2006.
Said reduction was mainly attributed to the aforementioned change.

     GROSS LOSS. Gross loss for the year ended December 31, 2007 was $53.9 million compared to a gross loss of $80.1 million for the year ended December
31, 2006. The decrease in gross loss was mainly attributable to the 23.2%
increase in sales as compared to a 6.4% increase in Cost of Total Sales as described above.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2007 decreased to $13.8 million from $15.0 million for the year ended December 31, 2006 mainly attributed to decreased depreciation.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2007 increased to $31.6 million from $25.8 million for the year ended December 31, 2006. The increase is primarily due to stock based compensation expenses and increased sales expenses deriving directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the year ended December 31, 2007 was
$99.3 million, compared to $121.0 million for the year ended December 31, 2006.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended
December 31, 2007 were $35.0 million compared to financing expenses, net of
$47.6 million for the year ended December 31, 2006. This decrease is mainly due to the consummation of the debt restructuring with our banks which was closed in the third quarter of 2006, pursuant to which, approximately 30% of our then outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was reduced from the three month LIBOR rate plus 2.5% to the three month LIBOR rate plus 1.1%. OTHER INCOME, NET. Other income, net, for the year ended December 31, 2007 was $0.09 million compared to
$0.6 million for the year ended December 31, 2006.

     LOSS. Loss for the year ended December 31, 2007 was $134.2 million, compared to $167.9 million for the year ended December 31, 2006. This decrease is primarily attributable to the decrease of $21.6 million in the operating loss and to the $12.6 million decrease in financing expenses described above.

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
agreement.

     COST OF TOTAL REVENUES. Cost of total revenues for the year ended December
31, 2006 amounted to $267.5 million, compared with $238.4 million for the year ended December 31, 2005. This 12.2% modest increase in cost of revenues, despite the 83.8% increase in revenues, was achieved mainly due to previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

     GROSS LOSS. Gross loss for the year ended December 31, 2006 was $80.1 million compared to a gross loss of $136.4 million for the year ended December
31, 2005. The decrease in gross loss was mainly attributable to the increase in revenues and previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

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

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2006 increased to $25.8 million from $17.4 million for the year ended December 31, 2005, primarily due to stock based compensation expenses recorded for the first time and increased sales commissions attributable to the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the year ended December 31, 2006 was
$121.0 million, compared to $169.8 million for the year ended December 31, 2005.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above and the Company's cost structure, according to which, the Company has high net margins for each marginal additional sum of revenue.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended
December 31, 2006 were $47.6 million compared to financing expenses, net of
$35.7 million for the year ended December 31, 2005. This increase is mainly due to an increase in costs related to our convertible debentures resulting mainly from the issuance of two new series of convertible debentures (in December 2005 and June 2006) and the weakening in 2006 of the NIS/dollar exchange rate which caused an increase in the dollar amount of the NIS denominated outstanding convertible debt.

     OTHER INCOME, NET. Other income, net, for the year ended December 31, 2006 was $0.6 million compared to $2.4 million for the year ended December 31, 2005, mainly due to a lower capital gain, net, from sale and disposal of equipment.

     LOSS. Our loss for the year ended December 31, 2006 was $167.9 million, compared to $203.1 million for the year ended December 31, 2005. This decrease is primarily attributable to the decrease of $48.8 million in the operating loss described above, offset by the $11.9 million increase in financing expenses described above.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2007, the exchange rate of the dollar in relation to the NIS decreased by 9.0%, and the Israeli Consumer Price Index, or CPI, increased by 3.4% resulting in an increase in our dollar costs, including our dollar expenses related to our NIS dominated debts (during the year ended December 31, 2006 there was a decrease of 8.2% in the exchange rate of the dollar in relation to the NIS and a decrease of 0.1% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel. Our dollar costs will continue to increase if the exchange rate of the dollar in relation to the
NIS will continue decreasing,

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations. The devaluation of the US dollar in relation to the NIS since 2007 increased mainly our dollar expenses related to our NIS denominated debentures and the dollar amount of our NIS denominated expenses.

     Our borrowings under our Fab 2 credit facility, which comprise the majority of our long-term liabilities and our borrowings under the September 2007 credit lines, provide for interest based on a floating LIBOR rate, and we are therefore exposed to interest rate fluctuations. From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

     Our 2002, 2006 and 2007 debentures are denominated in NIS linked to the
Israeli CPI and therefore we are exposed to fluctuation in the NIS/dollar exchange rate. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will also increase.
The recent devaluation of the US dollar in relation to the NIS increased our dollar expenses related to our NIS denominated debentures.

     The quantitative and qualitative disclosures about market risk are in Item
11 of this annual report.

     B. LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2007, we had an aggregate of $44.5 million in cash and cash equivalents. This compares to $40.9 million we had as of December 31, 2006 in cash, cash equivalents, and short-term interest-bearing deposits. During the year ended December 31, 2007, we raised $77.2 million in net proceeds from the issuance of debentures, ordinary shares and warrants, $28 million as long-term loans, $1.7 million from Investment Center grants and generated a net amount of
$16.7 million from our operating activities. These liquidity resources financed the capital expenditure investments we made during the year ended December 31,
2007, which aggregated $109.0 million, mainly in connection with the purchase and installation of equipment and other assets for the ramp up of Fab 2, repayment of convertible debentures in the amount of $7.1 million and repayment of long-term debt in the amount of $3.2 million.

     As of December 31, 2007, we had long-term loans from banks, in the amount of $379.3 million, most of which are recorded at fair value, which we obtained mainly in connection with the establishment of Fab 2. As of such date, we had
$125.3 million in debentures, of which $7.9 million are presented as current maturities.

     In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales, recorded ten consecutive quarters of positive EBITDA commencing the fourth quarter of 2005 and six consecutive quarters of positive cash flow from operations commencing the fourth quarter of 2006, reduced its losses, increased its capacity level and utilization rates, raised funds and restructured its bank debt.

     In 2006, the board of directors of the Company approved a plan to ramp up
Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions. This plan was completed during
2007. During 2008, we are implementing a capacity increase plan targeting to reach up to approximately 30,000 wafers per month, which has not yet been completed.

     For details regarding the September 2007 Credit Line Agreements with each of the Banks and TIC and the September 2007 Amendment to the facility agreement with the banks, see - "Fab 2 Agreements" below. .

     For details regarding the long term debentures issued in Israel in the second half of 2007 see - "Fab 2 Agreements" below.

For implications on us if we do not obtain Investment Center approval or generate increased levels of cash from operations or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see Item 3. Key Information - Risk Factors - Risks
Affecting Our Business - Risk Factors - "If we do not obtain Investment Center approval for our expansion plan..." and "If we will not be in compliance with the repayment schedule...".

     In May 2008, we announced the commencement of a $40 million per annum cost reduction plan pending synergies expected to occur following the Jazz acquisition and including the reduction in workforce of approximately 170 employees and announced the filing of a petition with the Israeli High Court of
Justice targeting an approval for the receipt of grants under our requested
Investment Center expansion plan.

     We continue to examine alternatives for additional funding sources in order to fund our Fab 2 ramp-up, support our growth plans, including the Jazz acquisition, and improve our shareholders' equity.

FAB 2 AGREEMENTS

WAFER PARTNER AGREEMENT.

     During the years 2000 and 2001, we entered into various shares purchase agreements ("Wafer Partner Agreements") with Wafer Partners to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner
Agreements, the Wafer Partners agreed to invest an aggregate of $250 million to purchase Ordinary Shares of the Company. According to the Wafer Partner
Agreements, we agreed, subject to certain conditions, to reserve for each Wafer
Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

     In August 2006, we signed agreements with SanDisk in connection with the expansion of our 0.13 micron manufacturing capacity. SanDisk committed to purchase, upon such expansion, volume quantities of 0.13 micron wafers during
2007 and 2008 and has a right of first refusal on the use of this extra capacity in 2009. We also borrowed approximately $10 million from SanDisk for the purpose of financing the purchase of the equipment needed for the expansion. The loan bears interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. We granted SanDisk a first ranking charge on the equipment purchased with the amounts borrowed. In April 2008 we signed on an amendment, which postpones the repayment schedule of the loan.

     WAFER CREDITS. In connection with their investments in Fab 2, we issued to our wafer partners non-transferable credits that may be used to reduce the cash amounts to be paid by them when paying for wafers manufactured in Fab 2. These credits could generally be used at a rate of 7.5% for purchases made through
June 2005 and 15% for purchases made thereafter. Our wafer partners, SanDisk,
Alliance and Macronix, agreed that they will not utilize any of their credits, for purchase orders of our wafer products until December 31, 2006. For orders placed from January 1, 2004 to December 31, 2006, each major wafer partner was entitled, every quarter, to convert into our ordinary shares its wafer credits that could have been utilized by such wafer partner against the actual payment of wafers manufactured at Fab 2 during such quarter; otherwise, these credits will bear interest payable every quarter at three-month LIBOR plus 2.5%. As of
May 31, 2008, approximately $16 million of wafer credits had been converted into an aggregate of 10.4 million ordinary shares.

     In 2006, we and one of the primary wafer partners, entered into an agreement to defer to December 31, 2009 the repayment of certain outstanding wafer credits that were not converted into ordinary shares. According to the agreement, with respect to certain orders placed before July 2006, and all orders placed thereafter through December 2009, such wafer credits that could have offset from payment by such wafer partner prior to the agreement, will bear interest at an annual rate equal to three-month LIBOR plus 1.1%, payable at the end of each quarter, through December 31, 2009.

     In 2007 we decided to write-off the balance of wafer credits outstanding on behalf of one of our wafer partners, due to changes in its operations and the recent cessation of its semiconductor activities, we believe that no future utilization is expected and determined that a full write-down of its outstanding amount was appropriate.

     All of the ordinary shares issued to our wafer partners and Israel Corp. in connection with their committed investments are subject to registration rights and pursuant to a shareholders agreement applicable to shares held by SanDisk,
Israel Corp. and Macronix.

CREDIT FACILITY

     In January 2001, we entered into a credit facility with two leading Israeli banks, Bank Hapoalim and Bank Leumi, pursuant to which the banks committed to make available to us up to $550 million in loans for Fab 2. As a result of our reduction of the total project cost of Fab 2 through the renegotiation of equipment prices and a change of equipment suppliers, in January 2002, we and our banks agreed to amend the credit facility such that the total amount of loans committed by the banks was reduced to $500 million. Of that amount, we withdrew an aggregate of $497 million. Under the original terms of the Facility
Agreement the loans bore interest at a rate of LIBOR plus 1.55% per annum payable at the end of each quarter, which was later increased to LIBOR plus 2.5%
per annum. In July 2005, we entered into a definitive amendment to our facility agreement with our banks which provided, among other things, for our banks to provide additional financing of up to approximately $30 million. We borrowed such additional $30 million pursuant to the July 2005 amendment.

     2006 AMENDMENT TO OUR FACILITY AGREEMENT. As part of the financing efforts for the ramp-up plan to increase Fab 2's capacity to 24,000 wafers per month, in
September 2006, we closed a definitive amendment to the credit facility with our banks for the refinancing of the approximately $527 million of long-term debt outstanding thereunder. Pursuant to the amendment, among other things: (i) $158 million, representing 30% of such debt, was converted into capital notes, with a face amount of $79 million, that are convertible into 51,973,684 of our ordinary shares, at a conversion price per share of $1.52; (ii) the interest rate applicable to the quarterly actual interest payment on the loans was reduced by
1.4%, from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum, effective May
2006; (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369 million, was postponed from July 2007 to September 2009, such that the loans shall be repaid in 12 quarterly installments between September 2009 and June 2012; (iv) the exercise periods of the warrants held by the banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until
September 2011, five years from the closing of the September 2006 amendment; and
(v) the financial ratios and covenants that we are to satisfy were revised to be inline with our working plan as of the time of the amendment.

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

     In connection with the amendment to the facility agreement, as part of the financing efforts for the ramp-up plan to increase Fab 2's capacity to 24,000 wafers per month, Israel Corp. invested $100 million in consideration for a capital note, convertible into 65,789,474 of our ordinary shares, at a price per share of $1.52; See below.

     SEPTEMBER 2007 CREDIT LINE AGREEMENTS WITH EACH OF THE BANKS AND TIC AND
SEPTEMBER 2007 AMENDMENT TO THE FACILITY AGREEMENT. In September 2007, we signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60 million, 15 million from each bank and $30 million from TIC, to be used for the funding of equipment required for a ramp up plan in Fab 2 to increase its capacity to beyond 24,000 wafers per month. As of
May 31, 2008 the entire amount had been borrowed under these credit lines. Loans under the credit lines bear interest at an annual rate of three-month USD LIBOR plus 3% and are repayable two years from the date any loan was borrowed(commencing October 2009). We paid the banks and TIC customary fees in connection with the credit line. Further, in September 2007 we signed and closed a definitive amendment to the Facility Agreement to mainly reflect the credit line agreements and to revise, based on the Company's operating plan at the time, the financial ratios and covenants with which we are required to comply
(see below).

     COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS.

     Under the terms of the amended facility agreement, we must meet certain financial ratios, including mainly financial covenants relating to our quarterly sales, our quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), our "life of loan coverage ratio" (which is the ratio of our Fab 2 net cash flow to our total debt related to Fab 2 in any quarter), our ratio of debt to EBITDA and our ratio of equity to assets. Under the terms of the amended facility agreement, satisfying these financial ratios and covenants is a material provision.

     As of May 31, 2008, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement.

     The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the banks (which as of May 31, 2008 amounted to approximately $399 million) plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended Facility Agreement, including enforcement of their liens against all of the Company's assets.

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

     BANK'S WARRANTS- In January 2001, we issued the banks warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, which expired in January 2006. In December 2003, pursuant to the November 11,
2003 amendment to the credit facility, we issued our banks additional five year warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008. In connection with the July
2005 amendment to the credit facility, we issued our banks five year warrants to purchase an aggregate of 8,264,464 ordinary shares at a purchase price of $1.21 per share. As described above, under the terms of the September 2006 amendment to our facility agreement, the warrants issued to the banks in 2003 and 2005were extended to be exercisable until September 2011. In connection with the
September 2007 credit lines we issued each of our banks and TIC warrants to purchase an aggregate of 5,411,764 ordinary shares at an exercise price of $2.04 exercisable until March 2010.

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
We have registered a lien on our assets for the benefit of the Investment Center which ranks subordinate to that of our banks. The approval certificate also provides for a tax holiday on all taxable income related to Fab 2 for the first two years of undistributed profitable operations. As of May 31, 2008, we had received $165 million in grants from the Investment Center, and satisfied in full the 30% requirement described above. As long as we comply with the terms of our approval certificate, we are not required to make royalty payments or any other payments under the terms of our Investment Center grants.

     To be eligible to receive grants, we were required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004, we received approval of our revised investment schedule from the Investment Center. Under Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 could result in a request from the Investment Center to repay all or a portion of grants already received, which has not been made. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. In 2007, we submitted the final report in relation to the investments made through 2005 totaling $825 million out of the entire investment plan of $1.25 billion. The investment plan has been spread over additional years and was not completed through 2005 primarily due to the external economic conditions of the worldwide markets during 2001 through 2004 and the semiconductor industry in particular following the September 11, 2001 terrorist attack, as well as the outbreak of the Second Intifada (Israeli-Palestinian conflict) in September 2000, which lasted until 2003. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve an expansion program to commence as of January 1, 2006. On numerous occasions we have received assurances and commitments from governmental authorities that such an expansion plan will be approved pending positive recommendation of an economical audit by the Industrial Bank of the Investment
Center. In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center and its Industrial Bank for the period commencing January 1, 2006. While the Industrial Bank of the Investment Center
gave a positive recommendation, the governmental approval process has been protracted and as a result, in May 2008, we filed a petition with the Israeli
High Court of Justice targeting an approval certificate from the Investment
Center for the expansion plan. During the period from January 1, 2006 through
May 31, 2008, we invested approximately $230 million in Fab 2 plant and equipment. Currently, we cannot estimate when, if at all, we will receive approval of its request for an expansion plan to commence as of January 1, 2006 or if the Investment Center will approve our request. While there can be no assurance that we will obtain the Investment Center's approval for the expansion plan, we believe that the likelihood that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005 is remote. See Item 3. Key Information - Risk Factors - Risks Affecting Our
Business "Risk Factors - If the Investment Center will not approve our request for an expansion program . . ."

PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

     Set forth below is a description of public and private offerings of securities completed by us since inception of our financing activity for Fab 2.

PUBLIC OFFERING IN ISRAEL. January 2002. In January 2002, we completed a sale of units in Israel, composed of NIS 110,579,800 principal amount of convertible unsecured subordinated debentures and 2,211,596 options, resulting in net proceeds of approximately $21.5 million. Each debenture is NIS 1 in principal amount, and is adjusted to reflect increases in the Israeli Consumer Price Index and bears interest at a rate of 4.7% per annum, payable yearly commencing
January 20, 2003. Principal is payable in four installments beginning in January of 2006 through 2009. Prior to December 31, 2008, the debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 41 principal amount of debentures linked to the Israel Consumer Price Index. Each option was exercisable into one ordinary share until January 20, 2006 at an exercise price of NIS 39, linked to the Israel Consumer Price Index. All options expired and none have been exercised.

     As of May 31, 2008 the outstanding principal amount of the convertible debentures was approximately, $10 million.

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

     PUBLIC OFFERING- JANUARY 2004. In January 2004, we completed an underwritten public offering in the United States of 11.44 million of our ordinary shares at a price to the public of $7.00 per share. The underwritten public offering resulted in net proceeds of approximately $75.1 million.

     RIGHTS OFFERING 2005. In December 2005, we distributed in the United States and Israel transferable rights to purchase up to $50 million US dollar denominated debentures that are convertible into up to approximately 45.5 million of our ordinary shares. In connection with the exercise of these rights, through January 2006, we issued, in the aggregate, 48.2 million convertible debentures, with each debenture of $1.00 in principal amount, or a total of
$48.2 million principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012. The debentures are convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The debentures contained a price protection anti-dilution provision, which expired in December 2006 without having been triggered. Subject to the terms of our facility agreement, we may at our option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. The debentures and interest thereon are unsecured and rank behind our existing and future secured indebtedness. As of May 31, 2008 the outstanding principal amount of the convertible debentures was $27.9 million.

     PUBLIC OFFERING IN ISRAEL 2006. In June 2006, we completed an underwritten public offering of our securities on the TASE in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). In the offering the following securities were issued, in the aggregate, (i) convertible debentures in the face amount of NIS 163,800,000 (approximately $36.7 million),
(ii) 390,000 options each exercisable for three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount linked to the Israeli Consumer Price Index
("CPI"), (iii) 10,920,000 warrants each exercisable for three months ended
September 27, 2006 for one ordinary share at a price of NIS 6.75 linked to the
CPI and (iv) 5,460,000 warrants each exercisable for three years ending June 30,
2009 for one ordinary share at a price of NIS 7.40 (approximately $2.2), linked to the CPI. In addition, the Company sold the same securities through a private placement to its market maker in connection with the offering in consideration for NIS 526,000.

     The options and warrants described in (ii) and (iii) above expired in
September 2006 and the warrants described in (iv) above expire on June 28, 2009.
The convertible debentures are convertible into ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $2.5) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). Under the terms of the convertible debentures, to the extent that the weighted average of the closing price of our shares on the Tel-Aviv Stock Exchange during the thirty trading days preceding June 27, 2008 is below NIS 6.60, the conversion rate will be decreased by the difference, expressed as a percentage, between NIS 6.60 and such weighted average. As of May 31, 2008 the outstanding principal amount of the convertible debentures was approximately $65.1 million.

     PRIVATE PLACEMENT IN ISRAEL 2006. In the fourth quarter of 2006, we received and accepted orders from Israeli investors in private placements for
11,615,000 Ordinary Shares and 5,227,500 warrants ("Series 5 Warrants") in the aggregate. The price of the Ordinary Shares was equal to the closing price of our shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration. Total immediate gross proceeds amounted to approximately $22 million.

     Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to NIS 9.48
(approximately $2.9) linked to the CPI, reflecting a 25% premium to the market price of the Company's shares at the date the prospectus was published.

     PRIVATE PLACEMENT IN THE US - MARCH 2007. In March 2007, we completed a private placement of our securities in which we sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately
$29 million in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares, warrants exercisable for approximately 9.4 million shares at an exercise price of $2.04 (subject to downward adjustments), exercisable until March 15, 2012 ("Series I Warrants"), and short-term warrants exercisable for approximately 18.8 million shares at an exercise price of $1.70, which was identical to the closing price of the Company's ordinary shares on the
NASDAQ on the trading day immediately prior to the closing of the private placement ("Series II Warrants"), exercisable until December 31, 2007. All of the Series II Warrants have expired by their terms without exercise.

     LONG TERM DEBENTURES ISSUED IN ISRAEL - 2007. In the second half of 2007, in a private placement with Israeli investors, we accepted orders for 342 units, resulting in gross proceeds of approximately NIS 167 million (approximately $40 million). Each unit was comprised of: (i) long-term non-convertible bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59,700) and carrying an annual interest rate of 8 percent; (ii) long-term convertible bonds repayable in December 2012 with a 17.2 NIS conversion price (approximately $5.2)
and with a face amount of NIS 262,500 (approximately $62,700), carrying an annual interest rate of 8 percent, and (iii) 5,800 warrants, each exercisable for four years from the date the below mentioned prospectus is published, for one ordinary share at a price of $2.04). Principal and interest on the bonds, including the convertible bonds, are linked to the Israeli consumer price index, or CPI, and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

     In September 2007, we expanded our series of long-term debentures and warrants, by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500 (approximately $620), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $650), and 58 warrants. The debentures were issued at 90% of par value and with the same terms as the debentures and the warrants issued in the private placement.
In this expansion, we raised gross proceeds of approximately $14 million.

     On January 4, 2008 we expanded our series of long-term convertible debentures which were issued at 85% of par value in consideration for gross proceeds of approximately $1.4 million. As of May 31, 2008 the outstanding principal amount of the long-term convertible bonds amount was approximately
$40.9million and the amount of long-term non-convertible bonds was
(approximately $37million.

     REGISTRATION STATEMENT In January 2008, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40 million of securities which we may elect to offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008.

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities have related primarily to our process development, and have been sponsored and funded by us with some participation by the Israeli government. Research and development expenses for the years ended December 31, 2007, 2006 and 2005 were $13.8 million, $15.0 million and $16.0 million net of government participation of $2.6 million, $1.9 million and $1.0 million, respectively We have also incurred costs in connection with the transfer of Toshiba and Freescale technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of
2003 (see also in this Item "Critical Accounting Policies - Depreciation and
Amortization"). For a description of our research & development policies and our patents and licenses, see "Item 4. Information on the Company-4.B. Business
Overview".

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

     E. OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements except for purchase commitments, standby letters of credit and guarantees detailed in section F below.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

                                                                              PAYMENT DUE
                                      -------------------------------------------------------------------------------------------
                                                   LESS THAN                                                              AFTER 5
                                       TOTAL        1 YEAR        2 YEARS       3 YEARS       4 YEARS       5 YEARS        YEARS
                                      -------       -------       -------       -------       -------       -------       -------
                                                                            (IN THOUSANDS)

CONTRACTUAL OBLIGATIONS
Short Term Debt(1)                     49,025        49,025
Other current liabilities(1)           10,797        10,797
Long term debt(2)                     483,479        32,600       116,456       139,709       131,796        62,918
Convertible Debenture(3)              214,577        18,417        18,041         9,674        68,386        72,773        27,286
Operating leases                        4,211         2,544         1,248           419
Construction & equipment purchase
agreements(4)                          45,606        45,606

Other long-term liabilities            36,103         8,297        10,738         5,307         2,382         2,337         7,042
Purchase obligations                   25,370         2,716         2,668         2,702         2,682         2,586        12,016
                                      -------       -------       -------       -------       -------       -------       -------
Total contractual obligations         869,168       170,002       149,151       157,811       205,246       140,614        46,344
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

(4)  These amounts primarily consist of ordered equipment that has not yet been received. In addition to these contractual obligations, we have committed approximately $7.4 million in standby letters of credit and guarantees to secure our Fab 2 equipment obligations.

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
In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2007, amounted to approximately $29.9 million that may be utilized by them against future purchases of products. We are unable to reasonably estimate the total amounts that may be utilized by our customers since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

SENIOR MANAGEMENT     AGE                    TITLE
--------------------  ---    ---------------------------------------------------

Russell C. Ellwanger  53     Chief Executive Officer
Oren Shirazi          38     Acting Chief Financial Officer
Dr. Itzhak Edrei      48     Senior Vice President of Product Lines and Sales
Rafi Nave             58     Chief Technology Officer and Vice President of QA
                             and Reliability
Ephie Koltin          46     Vice President and Fab 1, Test and Facility Manager
Dalit Dahan           40     Vice President of Human Resources and IT
Shimon Dahan          45     Vice President and Fab 2 and Supply Chain and
                             Procurement Manager
Nati Somekh Gilboa    33     Corporate Secretary and General Counsel
Rafi Mor              44     Vice President of Business Development

DIRECTORS             AGE                    TITLE
--------------------  ---    ---------------------------------------------------

Dov Moran             52     Chairman of the Board
Russell C. Ellwanger  53     Director
Miin Wu               59     Director
Ron Moskovitz         45     Director
Nir Gilad             51     Director
Kalman Kaufman        63     Independent Director
Miri Katz             57     Independent and External Director

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

     RAFI NAVE has served as our Chief Technology Officer since August 2005 and was appointed as Vice President of QA and Reliability in January 2008, after serving as a Vice President of Customer Services since August 2003. From 1996 to
2003, Mr. Nave served as Vice President of Research and Development for NDS
Group. From 1974 to 1995, Mr. Nave was employed by Intel Corporation in a variety of positions of increasing responsibility, among them chip design engineer and General Manager of Intel's design center in Israel. Mr. Nave earned master and bachelor degrees in electrical engineering from the Technion - Israel
Institute of Technology.

     EPHIE KOLTIN has served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice
President of Business Development since August 2005, as Vice President, General
Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2
Process Engineering since 2000. From 1996-1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager,
Fab 1. Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion - Israel Institute of Technology. Mr. Koltin holds a B.Sc. in
Mechanical Engineering and M.Sc. in Materials Engineering from the Technion -
Israel Institute of Technology.

     DALIT DAHAN serves as Vice President of Human Resources and was appointed
IT Manager in January 2008, after serving as Vice President of Human Resources since April 2004. Ms. Dahan joined us in November 1993 and served as Personnel
Manager since April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department. Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S - Manpower
Company for 3 years. Ms. Dahan holds a bachelor's degree in social science from
Haifa University and an MBA from the University of Derby.

     SHIMON DAHAN serves as Vice President and Supply Chain and Procurement
Manager as was appointed as Fab 2 Manager in January 2008, after serving as Vice
President of Manufacturing Services since January 2006, having served previously as Test & MTG manager since August 2005 and prior to that as Research and
Development Operation Manager from November 2000. Prior to that, Mr. Dahan was employed by National Semiconductor in various capacities. Mr. Dahan holds a bachelors degree in Political Science from Haifa University, and an MBA from the
University of Derby.

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

     RON MOSKOWITZ has served as a director since October 2007. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief
Financial Officer of Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice President of Finance of Amdocs Limited. Between 1994 and 1998,
Mr. Moskovitz served in various senior financial positions in Tower
Semiconductor Ltd. Mr. Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from
Tel-Aviv University.

     MIIN WU has served as a director since January 2001. Mr. Wu serves as
Chairman and Chief Executive Officer of Macronix International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from National Cheng-Kung University in Taiwan as well as an M.S. in Material Science & Engineering from Stanford
University.

     KALMAN KAUFMAN has served as a director and as a member of our Audit
Committee since August 2005 and as a members of our Stock Option and
Compensation Committee since May 2008. Mr. Kaufman also served as Corporate Vice
President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr.
Kaufman served as President of KLA Instruments Israel, a company he founded, and
General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the
Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of
Technology.

     MIRI KATZ has served as a director and member of the Audit Committee and the Stock Option and Compensation Committee since January 2007. Ms. Katz has been a member of the board of directors of bank Leumi Le-Israel since June 2008.
Ms. Katz has been a member of the board of directors of Itamar Medical Ltd.
since 2007. Ms. Katz has been a member of the board of trustees of The Hebrew
University of Jerusalem and a member of its Committee for Academic Policy, the
Audit Committee and the Constitution Committee since 2004. Ms. Katz has been of counsel at Ophir Katz &Co. and has served as a director of The Caesarea
Foundation and The Caesarea Edmond Benjamin de Rothschild Development
Corporation Ltd. since 2003. From 1997-2002, Ms. Katz served as the chairperson of the Israel Securities Authority. Ms. Katz holds an LL.B. from The Hebrew
University of Jerusalem.

     NIR GILAD has served as a director since May 2007. Mr. Gilad has served as
Chief Executive Officer of Israel Corp. since June 2007; he previously served as
Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May
2007. From 2004-2006, Mr. Gilad served as vice-Chief Executive Officer of Migdal
Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal
Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd. In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the
Treasury Office of the State of Israel. Throughout the years, Mr. Gilad was a member and chairman of several boards of directors. Mr. Gilad holds a B.A. in
Economics and Agricultural Management in Natural Sciences from the Hebrew
University of Jerusalem and an M.A. in business administration from Bar Ilan
University.

     Pursuant to a shareholders agreement dated January 18, 2001, SanDisk,
Alliance Semiconductor, Israel Corp. and Macronix have agreed to vote all their respective shares for nominees designated by each shareholder and for the election of a nominee of Israel Corp. as Chairman of the Board, unless agreed to otherwise.

     B. COMPENSATION

     For the year ended December 31, 2007, we paid to all our directors and senior management, as a group, an aggregate of $2.7 million, in salaries, fees and bonuses, excluding management fees paid to Israel Corp. The total amount set aside or accrued in the year ended December 31, 2007 to provide for severance, retirement and similar benefits for such persons was $0.3 million.

     During 2001, the Audit Committee, Board of Directors and shareholders approved a stock option plan which provides for the grant to our Board members of options to purchase up to 400,000 ordinary shares. During 2007, we granted
80,000 options to our directors under this plan at a weighted average exercise price of $1.74. As of December 31, 2007, 190,000 options to purchase ordinary shares were outstanding under this plan, with a weighted average exercise price of $3.68. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

     Since October 2001, our directors have foregone their directors' fees, except for fees required by law to be paid to our independent directors. The aggregate amount payable to each of our external directors with respect to the year ended December 31, 2007 was approximately $26,000. Each of these directors also receives a per meeting fee.

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

     Upon each third anniversary of a previous grant of options to an independent director, each such Independent Director shall be granted an additional 150,000 options to purchase Ordinary Shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price per each such option shall be the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the relevant options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the 2001 plan mentioned above. During 2007, we granted 430,000 options to our independent directors under this plan at a weighted average exercise price of $1.91. As of
December 31, 2007, all such options were outstanding.

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

     In addition, in May 2006, our Audit Committee and Board of Directors
approved the grant of options to Mr. Ellwanger in addition to the options granted to him in April 2005, such that in total, he will hold options to purchase shares that represent 4% of our issued and outstanding shares on a fully diluted basis during the two-year period beginning May 16, 2006 (the date of the approval of the Audit Committee). This was further approved by our shareholders on September 28, 2006. The exercise price of the initial grant of approximately 4.3 million additional options was $1.45, the 90 day average closing price of our shares prior to May 17, 2006 (the date of the Board of
Directors' approval). In future dilutive events following May 2006, additional options were granted to the CEO with an exercise price equal to the price per share of the newly issued securities. The vesting period of the new options will be identical to the vesting period of the existing options. Any decrease in the
Company's shares on a fully diluted basis during the two-year period from the approval of the Audit Committee will be followed by the cancellation of the corresponding options granted to the CEO. No additional options will be granted to the CEO under the April 2005 option grant. As of May 31, 2008, a total of
14,861,812 options were outstanding to our CEO at a weighted average exercise price of $1.65.

     On January 31, 2007, our shareholders approved: (i) an eight percent (8%)
increase in Mr. Ellwanger's annual base salary from $350,000 to $378,000, effective January 1, 2007; and (ii) a performance-based bonus of up to $525,000 for the year ending December 31, 2006.

     In December 2007 our shareholders approved: (i) the procurement of a life insurance policy for Mr. Ellwanger; (ii) the payment to Mr. Ellwanger of an annual salary (together with social benefits) of approximately $505,950, effective as of April 1, 2007; (iii) the reimbursement of Mr. Ellwanger for the difference, if any, between: (a) payments made by him, or on his behalf, to the
Israeli tax authorities in respect of his aggregate base salary and performance-based bonuses from the Company, and (b) the amount that he would have been required to pay to the United States tax authorities had he been subject to United States taxation in respect of such amounts; (iv) the re-imbursement of Mr. Ellwanger for expenses associated with his relocation to
Israel of up to approximately $280,000 on an annual basis; and (v) a performance-based bonus of up to $408,240 for the year ended December 31, 2007.

     In May 2006, our board of directors approved a plan to offer each of our current employees, including senior management, the opportunity to exchange their existing options to purchase our ordinary shares for new options with an exercise price of $1.45, which was the average closing price of our shares on the NASDAQ during the 90 consecutive trading days prior to the board of directors' approval in May 2006. The new options were granted based on terms similar to our existing employee option plan with new vesting periods.

     In May 2006, our board of directors further approved the allocation of additional options to be made available for grant to our employees if the total number of employee options, including the options to our CEO and senior management, during the 24 months period ended May 2008, will represent less than
8% of our shares on a fully diluted basis

     During 2007, we granted a total of 995,000 options to purchase ordinary shares to our senior managers as a group (excluding the options granted to our
CEO described above). These options have a weighted average exercise price of
$1.71 per share with vesting periods over four years and expire in 2017.

     As of May 31, 2008, options to purchase approximately 14,073,953 ordinary shares held by our employees (excluding the options granted to our CEO and directors described above), with exercise prices ranging from $1.06 to $25, with weighted average exercise price of $1.72 were outstanding under employees share options plans. Also as of such date, 787,000 options were available for future grants under our share options plans.

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

     The declaration required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the declaration.

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

     The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one external director.

     Ms. Miri Katz currently serves as our external director. Ms. Katz was appointed for an initial three-year term expiring in January 2010. Mr. Hans
Rohrer's term serving as an external director expired in April 2008 and we will promptly call a shareholders' meeting to appoint an external director in his place.

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

     Mr. Moran, Mr. Kalman and Ms. Katz serve on the stock option and compensation committee. The committee meets at least once a year. The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

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

                                                        AS OF DECEMBER 31,
                                                --------------------------------
                                                 2007         2006         2005
                                                ------       ------       ------

Process and product engineering, R&D, design       308          343          293
Manufacturing, operations                          904          879          734
Manufacturing support                               82          113          115
Administration, marketing, finance                 135          111           96
                                                ------       ------       ------
Total                                            1,429        1,446        1,238
                                                ======       ======       ======

----------

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

     Under the special collective bargaining agreement to which we are party, we are required to contribute funds to an employee's "Manager's Insurance" fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment. To the Manager's Insurance fund, the employee usually contributes an amount equal to 5% of his or her wages and the employer usually contributes an additional 13.3% to 15.8%. To the pension fund the employee usually contributes an amount equal to between 5% and 6% of his or her wages and the employer usually contributes an additional 13.7% to 17.3%. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, we are exempt from such payment as long as, and for period during which, we contribute the above mentioned benefits to such employee's pension fund and/or Manager's Insurance.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     D. MAJOR SHAREHOLDERS

     The following table and notes thereto set forth information, as of May 31,
2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the
Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares. As of such date, 125,364,021 ordinary shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                             AMOUNT              PERCENT OF      PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                OWNED (1)              CLASS(1)         (DILUTED)(2)
---------------------------               -----------           -----------        -----------

Israel Corporation Ltd. (3)               101,231,883(4)              47.68%             27.29%
SanDisk Corporation (3)                    19,060,790(5)              14.83%              5.14%
Macronix International Co. Ltd.(3)          9,682,485(6)               7.67%              2.61%
Bank Leumi Le-Israel, B.M                  31,567,372(7)              20.12%              8.51%
Bank Hapoalim, B.M                         32,037,960(8)              20.35%              8.64%
Prisma Investment House Ltd.               10,055,527(9)               7.81%              2.71%

----------

(1)  Assumes the holder's beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days.

(2)  Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of this registration statement, have been exercised by all holders.

(3)  Pursuant to a shareholders agreement among Israel Corp., SanDisk
     Corporation and Macronix Co. Ltd., each of Israel Corp., SanDisk
     Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 31% of the outstanding shares of
     Tower.

(4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 18,181,823 shares issuable upon conversion of debentures, 65,789,474 shares issuable upon conversion of capital notes,
     2,941,176 shares issuable upon the exercise of warrants at an exercise price per share of $2.04 and 58,906 shares issuable upon the exercise of warrants at an exercise price per share of $6.17.

(5)  Based on information provided by SanDisk, represents 15,878,972 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(7)  Based on information provided by Bank Leumi, represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,000,000 shares issuable upon exercise of warrants at an exercise price per share of
     $2.04 and 448,298 ordinary shares issuable upon exercise of warrants at an exercise price per share of $6.17.

(8)  Based on information provided by Bank Hapoalim represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,470,588 shares issuable upon exercise of warrants at an exercise price per share of
     $2.04 and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd at an exercise price per share of $6.17.

(9)  Based on information provided by Prisma represents 6,596,526 shares currently owned by Prisma and 3,459,001 shares issuable upon conversion of debentures.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel
Corp. to serve as Chairman of the Board, unless agreed to otherwise (as was agreed in December 2006 with the appointment of Dov Moran as Chairman of the
Board of Directors), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal.

     As of June 4, 2008, there were a total of 34 holders of record of our ordinary shares, of which 21 were registered with addresses in the United
States. Such United States record holders were, as of such date, the holders of record of approximately 63% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 50% of our outstanding ordinary shares as of said date).

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

LEGAL PROCEEDINGS

     In May 2008, we filed a petition with the Israeli High Court of Justice in which we asked the Court to order that our expansion plan be brought before the relevant Israeli governmental bodies for their respective approvals without delay. This petition was filed after making repeated requests over an extended period of time and after we sent letters in March, April and May of 2008 to the
Israeli Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor
and the Investment Center, in which we noted among other things, that absent the expansion program being brought before the relevant governmental bodies within a specified period of time, a petition would be filed with the Court to compel the same. On May 29, 2008 the Court ordered that the respondents (the Israeli
Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor and the
Investment Center) respond to our petition within 21 days of service of the petition. See also Item 3. Key Information - Risk Factors - Risks Affecting
Our Business "Risk Factors - If the Investment Center will not approve our request for an expansion program . . ."

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

                            NASDAQ GLOBAL MARKET    TEL AVIV STOCK EXCHANGE
                             ------------------       ------------------
                            HIGH ($)     LOW ($)    HIGH (NIS)    LOW (NIS)
                             -----        -----       -----        -----

PERIOD

May 2008                      1.25         0.84        4.13         2.90

April 2008                    1.07         0.83        3.89         2.93

March 2008                    1.06         0.79        3.69         2.63

February 2008                 1.19         1.00        4.28         3.65

January 2008                  1.45         0.74        5.50         3.29

December 2007                 1.58         1.35        6.17         5.25

First quarter 2008            1.45         0.74        5.50         2.63

Fourth quarter 2007           1.80         1.35        7.25         5.25

Third quarter 2007            1.87         1.20        7.97         5.38

Second quarter 2007           1.94         1.42        7.63         6.20

First quarter 2007            2.08         1.64        8.88         7.00

Fourth quarter 2006           2.18         1.41        9.14         6.16

Third quarter 2006            1.51         1.24        6.69         5.11

Second quarter 2006           1.75         1.22        7.91         6.00

First quarter 2006            1.93         1.22        8.54         6.03

2007                          2.08         1.20        8.88         5.25

2006                          2.18         1.22        9.14         5.11

2005                          2.38         0.92       10.30         5.10

2004                         10.80         1.62       46.39         7.70

2003                          7.90         2.16       35.00        10.25

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

     TENDER OFFER. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares, is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital. The Companies Law provides for an exception regarding this threshold requirement for a shareholder that on
February 1, 2000 held over 90% of the public Israeli company's issued and outstanding share capital. Shareholders may petition the court to alter the consideration for the acquisition.

     The Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another shareholder of the company that holds 25% or more of the voting rights in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no shareholder that holds more than 45% of the voting rights in the company.

     MERGER. The Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 35 days' prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 30 days have passed from the receipt of the shareholders'
approval and 50 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies.

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

     Corporations will be subject to corporate tax rates in respect of total income, including capital gains, with the corporate tax rate reduced gradually from 29% in 2007 to 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined, immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary
Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on
Bookkeeping by Foreign Invested Companies and Certain Partnership and
Determination of their Chargeable Income), 1984 will generally be taxed at a rate of 25% on their capital gains from the sale of their securities.

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

     ISRAELI TAX ON INTEREST INCOME AND ON ORIGINAL ISSUANCE DISCOUNT

     Interest and Original Issuance Discount (OID) on our convertible debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual's accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual's Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties. In such cases the regular rate of tax on Interest and OID of up to 47% will apply to the individual. Interest and OID paid to corporations will be subject to corporate tax at the regular rates of 29% in 2007, 27% in
2008, 26% in 2009 and 25% in 2010 and thereafter. As a result of the provisions related to tax withholding, as explained below, foreign resident individuals and corporations will be subject to tax of 25% or less, according to the relevant treaty relating to their domicile country.

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

     Our primary market risk exposures relate to interest rate movements on borrowings, fluctuations of the exchange rate of the US dollar, which is the primary currency in which we conduct our operations, against the NIS, the
Japanese Yen and the Euro. To manage those risks and mitigate our exposure to them, we from time to time use financial instruments, primarily, interest rate collar agreements (with a knock-out and knock-in features for certain agreements), and foreign currency forward contracts and options (including zero-cost cylinders).

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

     We are subject to interest rate exposure in connection with $369 million long-term debt outstanding as of December 31, 2007 under the Fab 2 facility agreement, as such debt bears interest at a rate of LIBOR plus 1.1% per annum
(as amended in the September 2006 amendment to the Facility Agreement, as described above) and with $28 million long-term debt outstanding as of December
31, 2007 under the September 2007 credit lines with each of the banks and TIC as such debt bears interest at a rate of LIBOR plus 3% per annum. The interest rate as of December 31, 2007 on $317 million of the Fab 2 loans, not subject to the results of our collar agreements, was as follows: $289 million - 5.98% and $28 million - 7.88%. Our remaining loans of $80 million, were covered by the collar agreements as of December 31, 2007, and bore annual interest rate as of such date of 5.1% including the results of our hedging activities described below.
Following the September 2006 amendment to the Facility Agreement, the loans are repayable in 12 equal consecutive quarterly installments commencing September
30, 2009 and the $28 million loans under the September 2007 credit lines with each of the banks and TIC are repayable two years from the date any loan was borrowed (commencing October 2009).

     As of December 31, 2007, we had collar agreements in the amount of $80 million which expire in 2009.

     Our collar agreements resulted in a gain of $1.1 million in the year ended
December 31, 2007. As of December 31, 2007, the fair value of these agreements was a $0.3 million gain.

     During the first quarter of 2008 we entered into new collar agreements in the amount of $290 million, effective June and September 2008. The terms of these collar agreements are as follows: if the LIBOR is below the floor level of
2% we will pay total interest at the fixed rate of 3.1% (the 2.0% floor rate plus 1.1% under the amended facility agreement); if the LIBOR is between 2.0%
and 3.74% (or 3.94% for part of the agreements), we will pay total interest at the actual LIBOR plus 1.1%; if the LIBOR is higher than 3.74% (or 3.94%) we will pay total interest at a fixed rate of 4.84% and 5.04% (the cap level plus 1.1%).

     Assuming a 10% upward shift in the LIBOR rate at December 31, 2007 (from
4.88% to 5.37%), will increase our yearly interest payments. Such an increase in the LIBOR rate will not affect our interest payments on our $80 million loans hedged by the collar with a CAP level of 4% since the interest payments will remain based on the CAP level + 1.1% and will not affect our interest payments on our $290 million loans hedged by our new collar agreements effective throughout 2008 with a CAP level of 3.74 and 3.94%, since the interest payments will remain based on the CAP level + 1.1%. Giving effect to all the above, assuming a 10% upward shift in the LIBOR rate at December 31, 2007 (from 4.88%
to5.37%), will increase our yearly interest payments in 2008 by $1.2 million.

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

FOREIGN EXCHANGE RISK

     We are exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to our 2002, 2006 and 2007 debentures. As of December 31, 2007 the adjusted outstanding principal amount of the these debentures was $132.8 million. The dollar amount of our finance costs (interest and currency adjustments) related these debentures will be increased if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well. If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased. The recent devaluation of the US dollar in relation to the NIS increased our dollar expenses related to our NIS denominated debentures.

     From the date of the issuance of the 2002 convertible debentures in January
2002 until December 31, 2007, the Israel consumer price index increased by 11.8%
while the US dollar/NIS exchange rate decreased by 16.1%. From the date of the issuance of the 2006 convertible debentures in June 2006 until December 31,
2007, the Israel consumer price index increased by 1.8% while the US dollar/NIS exchange rate decreased by 14.1%. From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2007, the Israel consumer price index increased by 2.9% while the US dollar/NIS exchange rate decreased by approximately 8%.

     The 2002 convertible debentures bear annual interest at a fixed rate of
4.7%. The debentures are payable in four annual installments commencing in
January 2006. The 2005 convertible debentures are denominated in USD and bear annual interest at the rate of 5%. The principle of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012.
The 2006 convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value. The 2007 debentures bear annual interest at a fixed rate of 8.0% and repayable starting
2011. Therefore, we are not subject to exposure to interest rate fluctuations with respect to the debentures. However, in case the actual market interest rates are lower than the interest rate provided on the debentures, our actual finance costs would be higher than in case our debentures bear floating interest rate.

     Our main foreign currency exposures other than debentures are associated with exchange rate movements of the US dollar, our functional and reporting currency, against the NIS, Japanese Yen andthe Euro. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts and options (including zero-cost cylinder options) in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. A cylinder option is a combination of a purchased call option and a written put option. The exercise prices of the options may not be identical and this effectively creates a synthetic range forward. The maturity dates of the options coincide with the scheduled payments.

     In order to mitigate our exposure to the risk of fluctuations in the
NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, we entered in 2008 into $15.8 million new option transactions, which will expire throughout 2008.

     We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable
Israeli banks.

     Assuming a 10% revaluation of the NIS against the US dollar on December 31,
2007 (from 3.846 to 3.46), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees ) would have increased in approximately $13 million.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our management, with the participation of our Chief Executive Officer and our acting Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in
Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Act")
as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date, at a reasonable level of assurance, in ensuring that the information required to be disclosed by our company in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the
Chief Executive Officer and acting Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange
Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and acting Chief Financial
Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The
attestation report of our registered public accounting firm is included in page
F-1 of our audited consolidated financial statements set forth in "Item 18.
Financial Statements," and is incorporated herein by reference.

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

                               2007       2006
                              ------     ------
                          (US DOLLARS IN THOUSANDS)
                              -----------------

Audit fees (1)                   217        235
Audit-related fees (2)            29         20
Tax fees (3)                       -          9
                              ------     ------
                                 246        264
                              ======     ======

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

     Our audit committee's charter states that the audit committee is responsible for receiving specific information on the independent auditor's proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services. All of the non-audit services provided in 2006 and 2007 were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation S-X.

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

     4.81 Loan Agreement, dated August 2006, between the Registrant and SanDisk
Corporation (incorporated by reference to correspondingly-numbered exhibit to the 2006 Form 20-F).

     4.82 Credit Line Agreement, dated September 10, 2007, between the
Registrant and Bank Hapoalim, B.M.

     4.83 Credit Line Agreement, dated September 10, 2007, between the
Registrant and Bank Leuim Le-Israel , B.M.

     4.84 Credit Line Agreement, dated September 10, 2007, between the
Registrant and the Israel Corporation Ltd.

     4.85 Amendment No. 1 to amended and restated Facility Agreement, dated
September 10, 2007.

     4.86 Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp.
(incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K)

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

     14.1 Consent of Brightman Almagor & Co.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 18th day of June, 2008.

                                                    TOWER SEMICONDUCTOR LTD.

                                                    By: /s/ Russell C. Ellwanger
                                                    ----------------------------
                                                    Russell C. Ellwanger
                                                    Chief Executive Officer

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                      ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 F-1

BALANCE SHEETS                                                          F-2

STATEMENTS OF OPERATIONS                                                F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           F-4

STATEMENTS OF CASH FLOWS                                                F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6 - F-55

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower
Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2007 and
2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in accordance with accounting principles generally accepted in United States.

We also have audited, in accordance with the standards of the Public Company
Accounting Oversight Board (United States), the Company and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our
report dated February 6, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 6, 2008

                                     F - 1.1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the internal control over financial reporting of Tower
Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The
Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES -
INTERNAL CONTROL OVER FINANCIAL REPORTING. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                                     F - 1.2

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company
Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report February 6, 2008 expressed an unqualified opinion on those financial statements.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 6, 2008

                                     F - 1.3

           TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                  CONSOLIDATED BALANCE SHEETS
      (dollars in thousands, except share data and per share data)

                                                                                       AS OF DECEMBER 31,
                                                                                  --------------------------
                                                                      NOTE           2007           2006
                                                                   -----------    -----------    -----------

A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                  $    44,536    $    39,710
       SHORT-TERM INTEREST-BEARING DEPOSITS                                                --          1,230
       TRADE ACCOUNTS RECEIVABLE:                                           15
         RELATED PARTIES                                                               12,823         13,625
         OTHERS                                                                        32,154         17,873
       OTHER RECEIVABLES                                                     3          4,748          5,425
       INVENTORIES                                                           4         27,806         34,763
       OTHER CURRENT ASSETS                                                             1,580          1,473
                                                                                  -----------    -----------
            TOTAL CURRENT ASSETS                                                      123,647        114,099
                                                                                  -----------    -----------

    LONG-TERM INVESTMENTS                                                    5         15,093         15,325
                                                                                  -----------    -----------

    PROPERTY AND EQUIPMENT, NET                                              6        502,287        532,798
                                                                                  -----------    -----------

    INTANGIBLE ASSETS, NET                                               13A(2)        34,711         44,981
                                                                                  -----------    -----------

    OTHER ASSETS , NET                                                       7         11,044          6,929
                                                                                  ===========    ===========

            TOTAL ASSETS                                                          $   686,782    $   714,132
                                                                                  ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                         10    $     7,887    $     6,902
       TRADE ACCOUNTS PAYABLE                                                          49,025         55,128
       OTHER CURRENT LIABILITIES                                             8         20,024         22,096
                                                                                  -----------    -----------
            TOTAL CURRENT LIABILITIES                                                  76,936         84,126

    LONG-TERM DEBT FROM BANKS (*)                                        9, 11        379,314        432,430

    DEBENTURES (**)                                                     10, 11        117,460         83,863

    LONG-TERM CUSTOMERS' ADVANCES                                          13A         27,983         46,042

    OTHER LONG-TERM LIABILITIES                                             12         40,380         28,155
                                                                                  -----------    -----------

            TOTAL LIABILITIES                                                         642,073        674,616
                                                                                  -----------    -----------

    SHAREHOLDERS' EQUITY                                           10, 13A, 14         44,709         39,516
                                                                                  ===========    ===========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $   686,782    $   714,132
                                                                                  ===========    ===========

(*) OF WHICH $365,563 AT FAIR VALUE AS OF DECEMBER 31, 2007

(**) OF WHICH $28,484 AT FAIR VALUE AS OF DECEMBER 31, 2007

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                                                Year ended December 31,
                                                                                         -------------------------------------
                                                                              Note         2007          2006           2005
                                                                            ---------    ---------     ---------     ---------

REVENUES
     SALES                                                                         15    $ 230,853     $ 187,438     $  93,991
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT                            13B           --            --         8,000
                                                                                         ---------     ---------     ---------
                                                                                           230,853       187,438       101,991

COST OF SALES                                                                              284,771       267,520       238,358
                                                                                         ---------     ---------     ---------

        GROSS LOSS                                                                         (53,918)      (80,082)     (136,367)
                                                                                         ---------     ---------     ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                               13,790        15,048        16,029
     MARKETING, GENERAL AND ADMINISTRATIVE                                                  31,604        25,831        17,418
                                                                                         ---------     ---------     ---------

                                                                                            45,394        40,879        33,447
                                                                                         =========     =========     =========

        OPERATING LOSS                                                                     (99,312)     (120,961)     (169,814)

FINANCING EXPENSE, NET                                                         11, 16      (34,976)      (47,563)      (35,651)

OTHER INCOME, NET                                                                               92           597         2,383
                                                                                         ---------     ---------     ---------

              LOSS FOR THE YEAR                                                          $(134,196)    $(167,927)    $(203,082)
                                                                                         =========     =========     =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                                      $   (1.13)    $   (2.03)    $   (3.06)
                                                                                         =========     =========     =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                                                  118,857        82,581        66,371
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

                                     F - 3

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                                     Accumulated
                                                        Ordinary shares          Additional                Cumulative                   other
                                                    -------------------------     paid-in        Capital   stock based   Treasury   comprehensive   Accumulated   Comprehensive
                                                       Shares        Amount       capital         notes    compensation    stock      gain (loss)      deficit     income (loss)   Total
                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------     --------    ---------

    BALANCE - JANUARY 1, 2005                        66,999,796    $   16,274    $  519,839    $       --    $    (26)   $  (9,072)    $ (7,055)    $   (356,642)                $ 163,318

ISSUANCE OF SHARES                                    1,232,260           274         1,520                                                                                          1,794
STOCK-BASED COMPENSATION RELATED TO THE FACILITY
   AGREEMENT WITH THE BANKS, NOTE 14B(5)                                              2,793                                                                                          2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS
   OFFERED TO EMPLOYEES, NOTE 14I                                                       448                                                                                            448
OTHER COMPREHENSIVE GAIN                                                                                                                  5,501                         5,501        5,501
LOSS FOR THE YEAR                                                                                                                                       (203,082)    (203,082)    (203,082)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                          (197,581)
                                                                                                                                                                     ========

                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                  ---------
    BALANCE - DECEMBER 31, 2005                      68,232,056    $   16,548    $  524,600    $       --    $    (26)   $  (9,072)    $ (1,554)    $   (559,724)                $ (29,228)

ISSUANCE OF SHARES AND WARRANTS                      16,729,145         3,860        26,126                                                                                         29,986
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES       16,734,316         3,696        15,634                                                                                         19,330
EMPLOYEE STOCK-BASED COMPENSATION                                                                               4,896                                                                4,896
EXERCISE OF OPTIONS                                       7,250             2             9                                                                                             11
EXERCISE OF WARRANTS                                    350,000            81           469                                                                                            550
STOCK-BASED COMPENSATION RELATED TO THE FACILITY
   AGREEMENT WITH THE BANKS, NOTE 14B(5)                                              4,146                                                                                          4,146
CAPITAL NOTES                                                                                     176,401                                                                          176,401
OTHER COMPREHENSIVE GAIN                                                                                                                  1,351                         1,351        1,351
LOSS FOR THE YEAR                                                                                                                                       (167,927)    (167,927)    (167,927)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                          (166,576)
                                                                                                                                                                     ========

                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                 ---------
    BALANCE - DECEMBER 31, 2006                     102,052,767    $   24,187    $  570,984    $  176,401    $  4,870    $  (9,072)    $   (203)    $   (727,651)                $  39,516

ISSUANCE OF SHARES AND WARRANTS                      22,705,598         5,398        29,469                                                                                         34,867
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES          591,520           142           674                                                                                            816
EMPLOYEE STOCK-BASED COMPENSATION                                                                               8,731                                                                8,731
EXERCISE OF OPTIONS                                     176,231            44           183                                                                                            227
RECLASSIFICATION OF BIFURCATED CONVERSION
   OPTION TO SHAREHOLDERS' EQUITY                                                    28,377                                                                                         28,377
STOCK-BASED COMPENSATION, NOTE 14B(5)                                                 1,331                                                                                          1,331
OTHER COMPREHENSIVE LOSS                                                                                                                   (167)                         (167)        (167)
CUMULATIVE EFFECT ADJUSTMENT OF THE FACILITY
   AGREEMENT TO RETAINED EARNINGS                                                                                                                         65,207       65,207       65,207
LOSS FOR THE YEAR                                                                                                                                       (134,196)    (134,196)    (134,196)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                           (69,156)
                                                                                                                                                                     ========
                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                  --------
    BALANCE - DECEMBER 31, 2007                     125,526,116    $   29,771    $  631,018    $  176,401    $ 13,601    $  (9,072)    $   (370)    $   (796,640)                $  44,709
                                                    ===========    ==========    ==========    ==========    ========    =========     ========     ============     ========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 4

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------
                                                                                    2007           2006          2005
                                                                                  ---------     ---------     ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                              $(134,196)    $(167,927)    $(203,082)
   Adjustments to reconcile loss for the year
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                              154,343       171,743       153,189
         EFFECT OF INDEXATION AND TRANSLATION ON DEBENTURES                           6,227         2,569        (1,031)
         WRITE DOWN OF CUSTOMER ADVANCE                                              (9,747)           --            --
         OTHER INCOME, NET                                                              (92)         (597)       (2,383)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                           (13,479)      (14,722)        2,510
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS              333        (2,662)        1,988
         DECREASE (INCREASE) IN INVENTORIES                                             459       (14,064)        1,086
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                               15,435        (4,733)        3,289
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                            (1,363)        6,551        (1,839)
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                             935        (3,285)       (5,368)
                                                                                  ---------     ---------     ---------
                                                                                     18,855       (27,127)      (51,641)
         DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                              (2,172)       (2,306)         (760)
                                                                                  ---------     ---------     ---------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                       16,683       (29,433)      (52,401)
                                                                                  ---------     ---------     ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                                     --        31,661        27,266
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                           (107,485)     (161,187)      (47,215)
   INVESTMENT GRANTS RECEIVED                                                         1,654         5,219         7,496
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                      108           600         2,179
   INVESTMENTS IN OTHER ASSETS AND INTANGIBLE ASSETS                                 (1,547)       (5,074)       (3,841)
   DECREASE (INCREASE) IN SHORT-TERM INTEREST-BEARING DEPOSITS                        1,230        (1,230)           --
   LONG-TERM INVESTMENTS                                                               (950)           --            --
                                                                                  ---------     ---------     ---------
           NET CASH USED IN INVESTING ACTIVITIES                                   (106,990)     (130,011)      (14,115)
                                                                                  ---------     ---------     ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF DEBENTURES AND WARRANTS, NET                            50,690        58,766        25,086
   PROCEEDS FROM LONG-TERM LOANS                                                     28,000        18,295        21,103
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                       26,534        20,673            --
   PROCEEDS FROM EXERCISE OF WARRANTS                                                    --           550            --
   PROCEEDS ON ACCOUNT OF CAPITAL NOTES                                                  --       100,000            --
   REPAYMENT OF DEBENTURE                                                            (7,088)       (6,476)           --
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                              227             9            --
   DEBTS REPAYMENT                                                                   (3,230)           --            --
                                                                                  ---------     ---------     ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                                 95,133       191,817        46,189
                                                                                  =========     =========     =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               4,826        32,373       (20,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                        39,710         7,337        27,664
                                                                                  ---------     ---------     ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                                    $  44,536     $  39,710     $   7,337
                                                                                  =========     =========     =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                          $  17,982     $  42,575     $  12,792
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                        $      --     $   4,146     $   2,793
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION (SEE NOTE 14B(5))                                     $   1,331     $      --     $      --
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, (SEE NOTE 14I)                                                 $      --     $      --     $     448
                                                                                  =========     =========     =========
   INVESTMENTS IN OTHER ASSETS                                                    $      --     $     433     $     442
                                                                                  =========     =========     =========
   CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                             $   6,414     $   7,621     $   1,794
                                                                                  =========     =========     =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES CAPITAL                         $     816     $  19,330     $      --
                                                                                  =========     =========     =========
   CUMULATIVE EFFECT ADJUSTMENT OF THE FACILITY AGREEMENT TO RETAINED EARNINGS    $  65,207     $      --     $      --
                                                                                  =========     =========     =========
   RECLASSIFICATION OF BIFURCATED CONVERSION OPTION TO SHAREHOLDERS' EQUITY       $  28,377     $      --     $      --
                                                                                  =========     =========     =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                                  $      --     $  76,401     $      --
                                                                                  =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR INTEREST                                         $  28,831     $  35,008     $  32,805
                                                                                  =========     =========     =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                     $      55     $     134     $      86
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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in 1993. The Company is an independent wafer foundry that delivers customized solutions in a variety of advanced complementary metal oxide semiconductor (CMOS) technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors and power management devices. The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in geometries ranging between 0.18 and
     0.13 microns at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

     The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant advancements in production technology.

     The Company's Ordinary Shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

     In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales and its EBITDA, reduced its losses, increased its capacity level, utilization rates, raised funds and restructured its bank debt. See also Note 9B and Notes 14I-M.

                                     F - 6

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles ("US GAAP"). The Company recasted the comparative amounts included in this financial statements to
     US GAAP. In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel. ("IL
     GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.

     A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

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

     B.   PRINCIPLES OF CONSOLIDATION

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

     C.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     D.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     E.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

                                     F - 7

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     F.   PROPERTY AND EQUIPMENT

          (1)  Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring,
               constructing, establishing and installing property and equipment
               (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and
               equipment. Allocation, when appropriate, of capitalizable
               incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

               Cost is presented net of investment grants received or
               receivable, and less accumulated depreciation and amortization.
               The accrual for grants receivable is determined based on
               qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, effective as of April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years as estimated prior to such date. The change reflects the Company's best estimate of the useful lives of its equipment and is also based on experience accumulated from Fab 1 and on recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively. For the effect of this change, see Note 6A.

               Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

               Building (including facility infrastructure)      14-25 years
               Machinery and equipment                           7 years (*)
               Transportation vehicles                           7 years

               (*) 5 years through March 31, 2007.

          (2)  Impairment examinations and recognition are performed and determined based on the accounting policy outlined in Q below.

                                     F - 8

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   INTANGIBLE ASSETS

          TECHNOLOGY - The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies, commonly used in the industry. Amortization phases commence on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use. The technologies are presented net of accumulated amortization as of December 31, 2007 and 2006 in the amounts of $63,911 and $53,741.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in Q below.

     H.   OTHER ASSETS

          DEFERRED FINANCING CHARGES

          Deferred financing charges in relation to funding the ramp-up of Fab 2 are amortized over the lives of the borrowings as an adjustment to the yield using the effective interest method. During the ramp up period of Fab 2, amortized deferred financing charges are capitalized to property and equipment.

          PREPAID LONG-TERM LAND LEASE

          Prepaid lease payments to the Israel Land Administration ("ILA") as detailed in Notes 13A(8) and 13C are amortized during the lease period.

     I.   CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities are allocated to each security issued based on their relative fair value.

          SFAS 133 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of SFAS 133. One scope exception provided by SFAS 133 and relevant to convertibles is when the embedded conversion feature is both indexed to and classified in the Company's equity based on the criteria established in EITF 00-19 and other EITF's. Financing costs are generally expensed as incurred unless directly related to the new ramp-up of equipment. In such case the costs are capitalized to property and equipment during the installation period until the equipment ready for its intended use.

                                     F - 9

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   INCOME TAXES

          The Company accounts for income taxes in accordance with SFAS No. 109,
          "Accounting for Income Taxes" ("SFAS No. 109"). This Statement
          prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities.
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
          Due to the material loss carryforward of the Company as of December
          31, 2007 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

     K.   REVENUE RECOGNITION

          Revenues are recognized when persuasive evidence of an agreement exists with fixed or determinable prices, shipment has occurred or as services are rendered, when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing.
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

     L.   RESEARCH AND DEVELOPMENT

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     M.   LOSS PER ORDINARY SHARE

          Basic earnings per share is calculated, in accordance with SFAS No.
          128, "Earnings Per Share" ("SFAS No. 128"), by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator)
          by the weighted average number of Ordinary Shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential Ordinary
          Shares.

     N.   COMPREHENSIVE INCOME (LOSS)

          In Accordance with SFAS 130, Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

     O.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency.
          Financing expenses, net in 2007 and 2006 include net foreign currency transaction losses of $3,526, and $3,659, respectively. Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398.

     P.   STOCK-BASED COMPENSATION

          In January 1, 2006, the Company adopted the provisions of SFAS No. 123
          (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), under which employee share-based equity awards accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company elected the modified prospective method as its transition method. Under the modified prospective method the compensation cost recognized by the Company beginning in 2006 includes
          (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of
          SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of
          SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

                                     F - 11

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     P.   STOCK-BASED COMPENSATION (CONT.)

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

                                           For the year ended
                                             December 31, 2005
                                                ---------
PRO FORMA LOSS
Loss for the year, as reported                  $(203,082)
Less - stock-based compensation
determined under APB 25                                --
Add - stock-based compensation
determined under SFAS 123                          (4,229)
                                                ---------
Pro forma loss                                  $(207,311)
                                                =========

BASIC LOSS PER SHARE
As reported                                     $   (3.06)
                                                =========
Pro forma                                       $   (3.12)
                                                =========

          STOCK-BASED COMPENSATION IN FINANCING TRANSACTIONS

               The Company calculates the fair value of stock-based compensation included in its financing transactions. That fair value is recognized in equity. The amount of fair value of the warrants is considered a discount on the debt issued and adjust the yield on the financing transaction.

                                     F - 12

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Q.   IMPAIRMENT OF LONG-LIVED ASSETS

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Management's review of possible impairment charges for the periods presented was performed based on management's business plan and approved by the board of directors of the Company. The business plan is based, among other things, on the future completion of the ramp-up of Fab 2.
          Application of SFAS No. 144 "Accounting for the Impairment or Disposal
          of Long-Lived Assets" ("SFAS No. 144") resulted in no impairment charges for the periods presented.

     R.   DERIVATIVES

          The Company issues from time to time derivatives, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS in which its shares are also traded). The Company consider those instruments to be indexed only to its own stock and not dual indexed. The Company considered the various guidance on that issue and decided that pending the final consensus in
          EITF 07-5 it will continue to consider such instruments as indexed solely to its own shares.

     S.   INITIAL ADOPTION OF NEW STANDARDS

          SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND
          FINANCIAL LIABILITIES" - In February 2007, the FASB issued SFAS No.
          159, "The Fair Value Option for Financial Assets and Financial
          Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company adopted the provisions of this standard, together with the adoption of FASB No. 157 FAIR VALUE MEASUREMENTS, starting with the first quarter of 2007.

                                     F - 13

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     T.   RECENTLY ISSUED ACCOUNTING STANDARDS

          SFAS NO. 141 (REVISED 2007 ) "BUSINESS COMBINATIONS" - In December
          2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In December 2007, the FASB issued FASB 160
          "Non-controlling Interests in Consolidated Financial Statements - an
          amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report non controlling
          (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. Both FASB 141(R) and
          FASB 160 are effective for fiscal years beginning after December 15,
          2008. The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard's effect, if any, on its financial position and results of operations.

     U.   RECLASSIFICATION

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2007 presentation.

NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                         As of December 31,
                                                       --------------------
                                                         2007        2006
                                                       --------    --------

Government of Israel - investment grants receivable    $     24    $  1,530
Other government agencies                                 4,661       3,847
Others                                                       63          48
                                                       --------    --------
                                                       $  4,748    $  5,425
                                                       ========    ========

                                     F - 14

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                            As of December 31,
                          ----------------------
                            2007          2006
                          --------      --------

Raw materials             $ 12,351      $ 11,234
Work in process             14,964        22,884
Finished goods                 491           645
                          --------      --------
                          $ 27,806      $ 34,763
                          ========      ========

     (*) Net of aggregate write-downs to net realizable value of $6,497 and
     $5,948 as of December 31, 2007 and 2006, respectively.

NOTE 5 - LONG-TERM INVESTMENTS

     Long-term investments consist of the following:

                                                     As of December 31,
                                                   ----------------------
                                                     2007          2006
                                                   --------      --------

Severance pay funds, see Note 12B                  $ 13,848      $ 13,535
Investment in Limited partnership, see below            950            --
Others                                                  295         1,790
                                                   --------      --------
                                                   $ 15,093      $ 15,325
                                                   ========      ========

     INVESTMENT IN LIMITED PARTNERSHIP:

     In December 2007, the Company together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, establishment a limited partnership to develop and market X-ray detectors for medical applications. The Company owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

                                     F - 15

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

     A.   Composition:

                                                       As of December 31,
                                                   --------------------------
                                                      2007            2006
                                                   ----------      ----------

COST:
Buildings (including facility infrastructure)      $  235,960      $  233,781
Machinery and equipment                               985,608         895,725
Transportation vehicles                                   304             307
                                                   ----------      ----------
                                                    1,221,872       1,129,813
                                                   ----------      ----------

ACCUMULATED DEPRECIATION AND AMORTIZATION
Buildings (including facility infrastructure)          75,227          61,200
Machinery and equipment                               644,111         535,548
Transportation vehicles                                   247             267
                                                   ----------      ----------
                                                      719,585         597,015
                                                   ==========      ==========
                                                   $  502,287      $  532,798
                                                   ==========      ==========

          Supplemental disclosure relating to cost of property and equipment:

          (1)  As of December 31, 2007 and 2006, the cost of property and equipment included costs relating to Fab 2 in the amount of
               $966,164 and $879,413, respectively. Said amounts are net of investment grants of $164,675 and $164,587, respectively.

          (2)  As of December 31, 2007, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,922 (as of December 31, 2006 - $267,866).

          (3)  Cost of property and equipment as of December 31, 2007 and 2006 includes capitalized financing costs in the aggregate of $19,625 and $11,839, respectively.

          (4)  Depreciation expenses, in relation to Fab 2 property and equipment were $113,393, $123,422 and $114,141 in 2007, 2006 and
               2005 respectively.

          (5)  Had depreciation been calculated using five years of useful life depreciation method (see Note 2F(1)), depreciation expenses for
               2007 would have been $167,356 as compared to $122,647 recognized in this financial statements.

                                     F - 16

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (CONT.)

     B.   INVESTMENT GRANTS

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and
          2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of
          December 31, 2007, the report has not yet received final approval from the Investment Center.

          See Note 13A(7) with respect to the Fab 2 program approved by the
          Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets, see also Note 17A.

     C.   For liens, see Note 13A(7) Notes 13D(1) and (2) and 9D.

NOTE 7 - OTHER ASSETS, NET

     Other assets, net consist of the following:

                                                       As of December 31,
                                                      --------------------
                                                       2007          2006
                                                      -------      -------

Prepaid expenses - long-term                          $ 1,270      $ 1,346
Deferred Financing Charges, net                         1,734           --
Debentures issuance expenses, net (see Note 14)         3,418          834
Prepaid long-term Land Lease, net (see Note 13C)        4,622        4,749
                                                      -------      -------
                                                      $11,044      $ 6,929
                                                      =======      =======

                                     F - 17

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                           As of December 31,
                                                                        ----------------------
                                                                          2007          2006
                                                                        --------      --------

Accrued salaries                                                        $  6,138      $  8,730
Vacation accrual                                                           3,574         3,385
Interest payable (primarily in relation to convertible debentures)           742         1,089
Due to related parties                                                     7,459         5,895
Other                                                                      2,111         2,997
                                                                        --------      --------
                                                                        $ 20,024      $ 22,096
                                                                        ========      ========

NOTE 9 - LONG-TERM DEBT FROM BANKS

     A.   Composition:

                                                        As of December 31, 2007
                                                       -------------------------
                                                   Effective interest
                                                        rate (*)
                                                       ---------       ---------

In U.S. Dollar                                              5.98%      $ 288,693
In U.S. Dollar                                              5.10%         80,000
In U.S. Dollar                                              7.88%         14,000
                                                                       ---------
Total long-term debt from Banks- principle amount                        382,693
Fair value adjustments                                                    (3,379)
                                                                       ---------
Total long-term debt from Banks                                        $ 379,314
                                                                       =========

                                                                       As of December 31, 2006
                                                                        ----------------------
                                                                   Effective interest
                                                                         rate (*)
                                                                        --------      --------

In U.S. Dollar                                                              6.48%     $288,693
In U.S. Dollar                                                              5.10%       80,000
In U.S. Dollar                                                                              --
                                                                                      --------
Total long-term debt from Banks- principle amount                                      368,693
Deferred gain on debt restructuring in accordance with SFAS No. 15                      53,622
                                                                                      --------
Total carrying amount                                                                  422,315
Embedded feature                                                                        10,115
                                                                                      --------
Total long-term debt from Banks                                                       $432,430
                                                                                      ========

     (*)  See E below

                                     F - 18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT

          In January 2001, the Company entered into a Facility Agreement, as amended to date, with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Of that amount, the Company withdrew an aggregate of $497,000. Under the original terms of the Facility Agreement the loans bore interest at a rate of three-month USD LIBOR plus 1.55% per annum payable at the end of each quarter. The loans were originally to be paid in 12 quarterly installments 3 years from date of each loan drawn down. The loans were subject to certain prepayment provisions. The Facility Agreement was since amended in various instances. Prior to the closing of the
          September 2006 Amendment, the loans bore interest based on the three-month USD LIBOR rate plus 2.5%. For interest rates following
          September 2006 Amendment, see below.

          JULY 2005 AMENDMENT - In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement, which closed in
          August 2005. The Amendment provided, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $30,000 by March 31, 2006. In connection with the Amendment, The Israel Corporation Ltd ("TIC" or "Equity Investor")
          and SanDisk Corporation, Alliance Semiconductor Corporation and
          Macronix International Co. Ltd. (collectively, the "primary Wafer
          Partners") committed to invest an aggregate of $23,500 towards such funding in the context of a rights offering. Following the satisfaction of all the Company's commitments under the July 2005
          Amendment, the Banks provided the Company with $29,693 in additional loans.

                                     F - 19

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          SEPTEMBER 2006 AMENDMENT - As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement to refinance the approximately $527,000 of long-term debt under its Facility Agreement. Pursuant to the
          Amendment, among other things: (i) $158,000 of the debt under the
          Facility Agreement was converted into capital notes of the Company, which notes are convertible into 51,973,684 of the Company's Ordinary
          Shares, representing twice the average closing price per share during the ten days prior to signing on the Memorandum of Understanding
          ("MOU") that preceded the final Amendment; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006
          (the "Decreased Amount"). As compensation for the Decreased Amount and subject to adjustment, in January 2011, the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company's Ordinary Shares during the fourth quarter of 2010 (the "Fourth Quarter 2010 Price"). If during the second half of 2010, the closing price of Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the
          Decreased Amount divided by the Fourth Quarter 2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in securities of the
          Company may be payable in cash under certain circumstances and the
          Decreased Amount may be reduced in the event the Company prepays any part of the outstanding loans; (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369,000, was postponed from July 2007 to September
          2009, such that the outstanding loans shall be repaid in 12 quarterly installments between September 2009 and June 2012; (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the September 2006 Amendment, were extended such that they are exercisable until September 2011, see also Note 14B(5)(a); and (v)
          the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's working plan as of the time of the Amendment.

          SEPTEMBER 2007 CREDIT LINE AGREEMENTS WITH THE BANKS AND TIC AND
          SEPTEMBER 2007 AMENDMENT - In September 2007, the Company signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60,000, 25% of which from each Bank and 50% from TIC, to be used for the funding of equipment required for a ramp up plan in Fab 2 to increase its capacity to beyond 24,000 wafers per month. As of December 31, 2007, $28,000 had been borrowed under these credit lines and an additional $32,000 was borrowed during
          January 2008, each drawdown comprised of 25% from each bank and 50%
          from TIC. Loans under the credit lines are bearing interest at an annual rate of three-month USD LIBOR plus 3% and are repayable 2 years from the date any loan was borrowed. The Company paid the Banks and
          TIC customary fees. For details regarding 5,411,764 warrants granted to the Banks and TIC in connection with this agreement, see Note
          14B(5). Further, in September 2007, the Company signed and closed a definitive amendment to the Facility Agreement to mainly reflect into it the Credit Line Agreements described above and to revise the financial ratios and covenants that the Company is to satisfy to be inline with the Company's working plan as of the time of the
          Amendment.

                                     F - 20

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          ACCOUNTING FOR THE LOANS UNDER THE FACILITY AGREEMENT

          Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an election under FASB No. 159 "The Fair Value Option for Financial Assets and
          Financial Liabilities". Such loans bear interest based on the three-month USD LIBOR rate plus 1.1%, effective from May 17, 2006.
          Prior to the fair value election, in 2006, the loans under the
          Amendment of September 2006 was treated as a troubled debt restructuring within the scope of FASB No. 15 which required the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the shares issuance in (i) above, will remain outstanding; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          The obligation to issue additional securities of the Company in
          January 2011 under the restructuring in September 2006 Amendment as compensation to the Decreased Amount, is considered to include an embedded derivative that should be separately accounted for. The
          Company considered the obligation to issue shares as agreed with the
          Banks and determined that it contains two components: (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the
          Decreased Amount if the Fourth Quarter 2010 Price is less than $3.49.
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

          In the first quarter of 2007, the Company adopted the provisions of
          SFAS No. 159. As required by such Standard the Company also adopted the provisions of FASB 157 FAIR VALUE MEASUREMENTS. The adoption of the Standard is effective January 1, 2007. According to the Standard the Company can choose to carry at fair value eligible items as defined in the Standard, from the date of early adoption and accordingly the Company decided to apply the fair value option to the
          Facility Agreement.

                                     F - 21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          ACCOUNTING FOR THE LOANS UNDER THE FACILITY AGREEMENT (CONT.)

          The effect of the election of fair value option to the Facility
          Agreement as of January 1, 2007 was a gain of $65,207 which has been recorded as a cumulative effect adjustment to retained loss (no tax effects have been recorded). The carrying amount of the Facility
          Agreement prior to the adoption was $432,430 and immediately after was
          $367,223. The Company reasoned it election of the fair value option for the Facility Agreement on the fact that the application of previous GAAP prescribed in FASB 15 Accounting by Debtors and
          Creditors for Troubled Debt Restructurings to the Facility Agreement
          did not reflect the economic benefits that were achieved with the consummation of the Amendment to the Facility Agreement and that the application of the fair value better reflects such benefits. For fair value measurement, see Note 11D below.

     C.   REPAYMENT SCHEDULE

          The principle amount of the long-term debt as of December 31, 2007 is repayable as follows:

          2009                     $ 75,449
          2010                      122,898
          2011 and thereafter       184,346
                                   --------
                                   $382,693
                                   ========

     D.   The Facility Agreement with the Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 13A(7), to Siliconix - see
          Note 13D(1) and to SanDisk - see Note 13D(2)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 13A(6).

     E.   The effective interest rate as of December 31, 2007 and 2006 of loans, the amount of which as of such dates was $80,000 and $207,000, includes the terms of the collar agreements with knock-out and knock-in features described in Note 11A. Interest is payable at the end of each quarter.

                                     F - 22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - DEBENTURES

     A.   Composition:

                                                                            As of December 31, 2007
                                                                 --------------------------------------------
                                                                            Bifurcated
                                                    Interest     Carrying    embedded
                                                      rate        amount      feature   Fair value     Total
                                                                 --------    --------    --------    --------

2002 Convertible debentures series A                  4.7%       $ 15,774    $     --    $     --    $ 15,774
2005 Convertible debentures series B                    5%          9,547          --          --       9,547
2006 Convertible debentures series C                   --(*)       36,602       7,313          --      43,915
2007 Non-convertible debentures series D                8%         27,627          --          --      27,627

2007 Convertible debentures series E, see Note 11       8%             --          --      28,484      28,484
                                                                 --------    --------    --------    --------
                                                                   89,550       7,313      28,484     125,347
Less - current maturities                                           7,887          --          --       7,887
                                                                 --------    --------    --------    --------
                                                                 $ 81,663    $  7,313    $ 28,484    $117,460
                                                                 ========    ========    ========    ========

                                                         As of December 31, 2006
                                                    --------------------------------
                                                               Bifurcated
                                        Interest    Carrying    embedded
                                          rate       amount      feature     Total
                                                    --------    --------    --------

2002 Convertible debentures series A      4.7%      $ 20,704    $     --    $ 20,704
2005 Convertible debentures series B        5%         4,790      28,377      33,167
2006 Convertible debentures series C       --(*)      25,381      11,513      36,894
                                                    --------    --------    --------
                                                      50,875      39,890      90,765
Less - current maturities                              6,902          --       6,902
                                                    --------    --------    --------
                                                    $ 43,973    $ 39,890    $ 83,863
                                                    ========    ========    ========

     (*) See D below

     If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the
     Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the
     Facility Agreement until such covenant or condition is settled. The debentures and interest thereon are unsecured and subordinated to the
     Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement - see Note 13A(6), to Siliconix -
     see Note 13D(1), to SanDisk- see Note 13D(2) and to the government of
     Israel - see Note 6B.

                                     F - 23

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - DEBENTURES (CONT.)

     B.   2002 CONVERTIBLE DEBENTURES SERIES A

          In January 2002, the Company issued on the Tel-Aviv Stock Exchange,
          NIS 110,579,800 (approximately $24,300) principal amount of convertible debentures, linked to the Israeli Consumer Price Index
          ("CPI"). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four equal installments in January of each year between 2006 and 2009.
          The outstanding principal amount of convertible debentures as of
          December 31, 2007, adjusted to the CPI was $15,984, half of which was paid on January 2008 and the other half is due on January 2009. The debentures may be converted until December 31, 2008 into Ordinary
          Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures.

     C.   2005 CONVERTIBLE DEBENTURES SERIES B

          The Company issued $48,169 principal amount of convertible debentures by way of rights offering based on a prospectus which became effective on December 2005. The debentures are listed for trade on the Tel-Aviv
          Stock Exchange and on the NASDAQ Capital Market ("Series B"). The
          debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment on January 2012.

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

          The Equity Investors and the primary Wafer Partners, which were considered related parties, invested $27,811 in the framework of the rights offering.

          Through December 31, 2007, $19,055 in aggregate principal amount of debentures were converted into 17,322,575 Ordinary Shares of the
          Company, hence the outstanding principal amount of convertible debentures as of December 31, 2007 was $29,114.

                                     F - 24

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - CONVERTIBLE DEBENTURES (CONT.)

     D.   2006 CONVERTIBLE DEBENTURES SERIES C

          In a public offering the Company issued NIS 164,430,000 principal amount of convertible debentures linked to the CPI, for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. The convertible debentures are convertible into the Company's Ordinary Shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of
          37% over principal value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances. The outstanding principal amount of convertible debentures as of December 31, 2007 was
          $53,570.

     E.   2007 NON-CONVERTIBLE DEBENTURES SERIES D AND CONVERTIBLE DEBENTURES E

          In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which the Company raised a gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term
          non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent ("series D"); (ii) long-term
          convertible-debentures repayable in December 2012 with a 17.2 NIS conversion price, with a face amount of NIS 262,500 (approximately
          $62.7), carrying an annual interest of 8 percent("series E"), and
          (iii) 5,800 warrants, each exercisable until 2011, for one Tower ordinary share at a price of $2.04. The debentures are linked to the
          CPI and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

          In September 2007, the Company expanded its series of long-term debentures and warrants, by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500
          (approximately $0.62), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $0.65), and 58 warrants. The debentures were issued at 90% of par value and with the other same terms as the debentures and the warrants issued in the private placement. In this expansion, the Company raised gross proceeds of approximately $14,000.

          The outstanding principal amount of series D and E as of December 31,
          2007 was $30,865 and $32,408, respectively. The Company elected to carry series E at fair value in accordance with provisions of SFAS No.
          155.

                                     F - 25

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     A.   HEDGING ACTIVITIES

          A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

          SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective.

          The Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. The Company uses interest rate collar agreements with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure.
          The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable, as interest payment become due.

          As of December 31, 2007 and 2006, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $80,000 and
          $207,000 respectively, all of which is attributable to Fab 2. These agreements resulted in 2007 and 2006 in a gain of $1,074 and $880, respectively and in 2005 in a loss of $1,756

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company's cash, cash equivalents are maintained with high-quality banks, and the composition and maturities of investments are regularly monitored by management.
          Generally, these securities may be redeemed upon demand and bear minimal risk.

                                     F - 26

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (CONT.)

     B.   CONCENTRATION OF CREDIT RISKS

          The Company generally does not require collateral; however, in certain circumstances, the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

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

     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's long-term debentures do not materially differ from their respective carrying amounts as of December 31, 2007 and
          2006. The fair value of the interest rate hedging transactions as of
          December 31, 2007, 2006 and 2005 would have resulted in an unrealized capitalizable gain of $295, $1,790 and $1,767, respectively. The fair values of debentures as of December 31, 2007, 2006 and 2005 were
          $157,683, $126,048 and $22,750, respectively, based on quoted market prices for the respective dates.

     D.   FAIR VALUE MEASUREMENTS

          The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159
          "The Fair Value Option for Financial Assets and Financial Liabilities"
          (SFAS No. 159)

          The income approach was applied using a present value technique.

          For Loans - The cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life.

          For Embedded Derivatives - the Company utilized the Black Scholes
          Merton formula.

          For Over the Counter derivatives - the Company used the market approach using quotation from dealer markets.

          For convertible debentures series E - The market approach was applied using quoted prices for the same debentures.

                                     F - 27

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (CONT.)

     D.   FAIR VALUE MEASUREMENTS (CONT.)

     Recurring Fair Value Measurements Using:

                                                   Quoted prices
                                                    in active       Significant
                                                    market for         other
                                                     identical      observable      Significant
                                     December 31,   liability         Inputs        Unobservable
                                        2007         (Level 1)      (Level 2)     Inputs (Level 3)
                                      ---------      ---------       ---------       ---------

Trading securities - convertible
debentures series E                   $  28,484      $  28,484       $      --       $      --
Long-term debt                          365,563             --              --         365,563
Derivatives                               7,018             --            (295)          7,313
                                      ---------      ---------       ---------       ---------
                                      $ 401,065      $  28,484       $    (295)      $ 372,876
                                      =========      =========       =========       =========

     Asset Measurement on a Recurring Basis Using Significant Unobservable
     Inputs (Level 3):

                                                                          Long-term debt   Derivatives
                                                                            ---------       ---------

As of January 1, 2007- at fair value                                        $ 367,223       $  11,513
Total gains unrealized in earnings                                             (1,660)         (4,200)
                                                                            ---------       ---------
As of December 31, 2007 - at fair value                                     $ 365,563       $   7,313
                                                                            =========       =========

Unrealized gain  in earnings from liabilities still held at period end      $  (1,660)      $  (4,200)
                                                                            =========       =========

NOTE 12 - OTHER LONG-TERM LIABILITIES

     A.   Composition:

                                                                            As of December 31,
                                                                        ------------------------
                                                                           2007           2006
                                                                        ---------      ---------

Accrued Severance pay, see B below:                                     $  18,374      $  16,816
Long-term liabilities in respect of license agreements                         --          1,804
LONG-TERM LOANS FROM RELATED PARTIES, NET OF CURRENT MATURITY, SEE
NOTES 9B,13A(5) AND 13D(2)                                                 19,073          8,096
Other (*)                                                                   2,933          1,439
                                                                        ---------      ---------
                                                                        $  40,380      $  28,155
                                                                        =========      =========

     (*)  Includes $2,468 and $1,183 as of December 31, 2007 and 2006,
          respectively, of interest payable to related parties in regard to
          Series B, see also Note 10C.

                                     F - 28

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - OTHER LONG-TERM LIABILITIES (CONT.)

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the
          Company to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli
          Law, is based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in
          Long-term investments and Other Long-term Liabilities, respectively.
          Commencing January 1, 2005 the Company is implementing a labor agreement according to which, monthly deposits into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to its employees and therefore incur no liability or asset, since that date. Any net severance pay amount as of such date will be released thereafter, as fixed amount on employee termination date. Payments relating to employee termination benefits were approximately $3,323, $2,807 and $2,631 for 2007, 2006 and 2005, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In 2001, the Company's Board of Directors approved the
               establishment of the Company's second wafer fabrication facility in Israel ("Fab 2"). In Fab 2, the Company manufactures
               semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the
               Company has entered into several related agreements and other arrangements and has completed several public and private
               financing transactions. The agreements and arrangements include those with technology partners, with SanDisk Corporation,
               Alliance Semiconductor Corporation, Macronix International Co.,
               Ltd. and QuickLogic Corporation (collectively, the "Wafer
               Partners"), Equity Investors, Banks, the Government of Israel
               through the Investment Center and others. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

                                     F - 29

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (1)  OVERVIEW (CONT.)

               In 2006, the board of directors of the Company approved a plan to ramp up Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on its customer pipeline and reinforced by
               forecasted market conditions. This plan was completed during
               2007. During 2007, the Company announced an additional plan to further ramp up to reach capacity beyond 24,000 wafers per month.

               For details regarding the financing efforts of the ramp-up plans to reach capacity of 24,000 wafers per month and beyond, see Note
               13A(4) for TIC investment of $100,000; Note 9B for Facility
               Agreement amendments with the Banks and for credit lines from TIC and the Banks; Notes 14J-M for public and private fund raisings.

               The Company continues to examine alternatives for additional funding sources in order to fund its Fab2 ramp-up.

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
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (3)  WAFER PARTNER AGREEMENTS

               During the years 2000 and 2001, the Company entered into various shares purchase agreements ("Wafer Partner Agreements") with
               Wafer Partners to partially finance the construction and
               equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the
               Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company. According to the Wafer
               Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

               Through December 31, 2004, the Wafer Partners invested under the
               Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer
               Partner Agreements, as amended to date, utilized as credit against purchases to be made by the Wafer Partners, primarily through December 2010, or converted into paid-in-capital for limited term. Through December 31, 2007, the Wafer Partners were issued an aggregate of 36,489,681 Ordinary Shares at an average price per share of $6.94, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any capital investment:
               see also (5) below.

               Due to recent changes in one of the Company's primary Wafer
               Partner's operations and its recent exit of its semiconductor activities, the Company believes that no future utilization is expected and determined that a full write-down of the its
               outstanding amount is appropriate.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and
               2005 rights offerings, see Notes 14G and 14I, respectively.

               In August 2006, the Company signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity, see Note 13D(2).

               For amendments to the Wafer Partner agreements, see (5) below.

                                     F - 31

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (4)  EQUITY INVESTOR AGREEMENTS

               During the years 2001-2004, TIC has invested in the Company
               $50,000 for the purchase of an aggregate of 6,749,669 Ordinary
               Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in
               accordance with shares purchase agreement the Company entered into in January 2001. For a description of an undertaking and additional investments made by TIC in the aggregate amount of
               $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 14G and 14I, respectively.

               In regard to the Company's financing efforts for the ramp-up plan to reach capacity of 24,000 wafers per month and in connection with the September 2006 Amendment to the Facility Agreement, following TIC's commitment to invest $100,000, the Company entered into a securities purchase agreement with TIC (the
               "Securities Purchase Agreement"). The Securities Purchase
               Agreement was approved by the Company's Audit Committee, Board of
               Directors and the Company's shareholders. The principal terms of the Securities Purchase Agreement were: (i) in consideration for its $100,000 investment, the Company agreed to issue to TIC capital notes convertible into 65,789,474 of the Company's
               Ordinary Shares at a conversion price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the May 2006 Memorandum of
               Understanding with the Banks and TIC which was the basis of this agreement); (ii) the Company would be deemed to have exercised the Call Option under the Equipment Purchase Agreement described below; and (iii) the Company and TIC would settle the amounts payable by TIC under the Securities Purchase Agreement with the amounts payable by the Company under the Equipment Purchase
               Agreement. The Securities Purchase Agreement closed
               contemporaneously with the closing of the September 2006
               Amendment.

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

               For a credit line agreement signed with TIC in September 2007, see Note 9B.

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended to date, each of the primary Wafer Partners had an option to
               convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers' advances which it is entitled to utilize, based upon payments made by such primary
               Wafer Partner and purchase orders received from the Wafer
               Partners through December 31, 2006, (subject to the below
               amendment with one of the Wafer Partners), into fully-paid
               Ordinary Shares of the Company. The number of shares has been determined based on the average closing sale price of the
               Company's Ordinary Shares for the 15 trading days preceding the end of the relevant quarter. Accordingly, through December 31,
               2007, two of the primary Wafer Partners had elected to convert an aggregate of $12,487 of long-term customer advances into
               7,908,063 fully-paid Ordinary Shares of the Company, at an average share price of $1.58 per share. Any quarterly amount, which the primary Wafer Partners had elected not to so convert, was utilizabled against purchases and was to be repaid on
               December 2007 ("December 2007 Date"). The amounts bear interest, payable at the end of each quarter, at an annual rate equal to three-month USD LIBOR plus 2.5% through December 31, 2007, subject to the below amendment with one of the Wafer Partners.

               In 2006, the Company and one of the primary Wafer Partners, entered into an agreement to defer the December 2007 Date to be
               December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances will bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December
               2009.

                                     F - 33

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13      -  COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (6)  FACILITY AGREEMENT

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the
               balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the Facility
               Agreement, as amended to date. According to the Facility
               Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the
               Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks
               (which as of the approval date of the financial statements amounted to approximately $400,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of the Company's assets.

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the
               Company's obligations, the Company would be obligated to
               immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to
               approximately $400,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the
               Facility Agreement, including enforcement of the liens against the Company's assets.

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

               For further details in regard to the Facility Agreement, see Note
               9B.

                                     F - 34

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (7)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December
               31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 72% of the investments under the approved enterprise program. In December 2007, the Company submitted the final report in relation to the program. The Company has been holding discussions with the Investment Center to achieve
               satisfactory arrangements to approve a new expansion program commencing as of January 1, 2006. As of the approval date of the financial statements, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

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
               Management believes that it is improbable that the Investment
               Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note 17A

          (8)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development
               agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed.
               Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

                                     F - 35

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (9)  HEDGING ACTIVITIES

               For hedging transactions and agreements of the Company, see Note
               11A.

          (10) OTHER AGREEMENTS

               Through December 31, 2007, the Company had entered into several additional agreements related mainly to the construction,
               equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date amounted to
               approximately $45,000.

     B.   LICENSE AGREEMENTS

          (1)  In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other's patents. The Company agreed to pay an annual license fee through
               July 2005. In July 2006, the Company extended its cross license agreement with the major technology company until December 2010.
               According to terms of the new agreement, each party acquired a non-exclusive license to certain of the other's patents, and the
               Company agreed to pay an annual license fee through 2010.

          (2)  In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a
               Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. In
               April 2005, the Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May 2002 agreement. According to the terms of the termination agreement, the Japanese manufacturer paid the
               Company an amount of $2,500 in 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the original
               agreement. Revenues for 2005 include $8,000 in relation to this agreement.

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

          (4)  The Company from time to time enters into intellectual property and licensing agreements with third parties. The effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties, see also Note 12A.

     C.   LEASES

          (1)  The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of
               Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

          (2)  With respect to a long-term lease agreement of land on which Fab
               2 was constructed, see A(8) above.

          (3)  The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2007.

                                     F - 37

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     D.   OTHER PRINCIPAL AGREEMENTS

          The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

          (1)  SILICONIX - In 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay
               Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders for the purchase of wafers to be manufactured in the Company's Fab 1.
               According to the agreement, in 2004 Siliconix provided the
               Company $20,000 to be used primarily for the purchase of
               additional equipment required to satisfy Siliconix's production wafer requests. The advanced amount is credited towards the purchase price of wafers. Under the agreement, Siliconix is entitled to register liens over the equipment purchased in connection with the transaction.

          (2)  SANDISK CORPORATION - In 2006, in connection with Fab2 0.13 micron capacity expansion, the Company signed an agreement with
               SanDisk Corporation ("SanDisk"), one of its wafer partners, according to which, SanDisk is committed to purchase volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal for a portion of the Company's 0.13 micron capacity in 2009. The Company and SanDisk also signed a
               Loan Agreement under which the Company borrowed approximately
               $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for said expansion. The loan bears interest on the amounts outstanding at three-month USD
               LIBOR plus 1.1%. Pursuant to the agreement, SanDisk has been granted a first ranking charge on the equipment purchased
               therewith.

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

     G.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel
          Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers
          Group, TIC, and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were approximately $400,000 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     H.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2007. In regard to investment center grants, see
          A(7) above.

                                     F - 39

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2007 and 2006, the Company had 800,000,000
          authorized Ordinary Shares, par value NIS 1.00 each, of which
          124,226,116 and 100,752,767, respectively, were issued and outstanding
          (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of the balance sheet date, there were 243,905,535 Ordinary
          Shares of the Company contingently issuable. This amount includes
          Ordinary Shares to be issued under various agreements according to their provisions: (i) Equity Investor warrants, see B(5)(b) below;
          (ii) the exercise of outstanding warrants, see J,K,L and M below;
          (iii) options granted to employees and non-employees, see B(1) below;
          (iv) the conversion of all outstanding convertible debentures, see
          Note 10 above; and (v) the exercise of all capital notes, see C below.
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

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (B)  OPTIONS TO THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS
                    - In December 2006, the Audit Committee and Board of
                    Directors of the Company approved the appointment of a new
                    Chairman to the Board of Directors of the Company and
                    approved to grant him options to purchase 3,158,090 Ordinary
                    Shares of the Company, which constituted 1% of the Company's issued and outstanding share capital on a fully diluted
                    basis as of December 2006, the date the Board of Directors approved the grant. The exercise price is $1.88, which was the closing price of the Company's Ordinary Shares on the
                    NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Shareholders of the
                    Company. The options vest over 4 years, 25% on the 12 month anniversary of the shareholders approval date and 6.25% on each 3 month anniversary of the first vesting date until
                    fully vested. The options grant to the chairman of the Board of Directors was approved by the shareholders of the Company in January 2007. The compensation cost of the options
                    granted was determined based on the fair value at the grant dates and amounted to $3,568. Such amount is expensed on an accelerated basis over the vesting periods of the options.

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

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (C)  OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR (CONT.)

                    In May 2006, the Company's Audit Committee and Board of
                    Directors approved the grant of options to the CEO, in
                    addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that
                    represent 4% of the Company's shares on a fully diluted
                    basis during the two-year period from the approval of the
                    Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company's shares prior to the Board of
                    Directors' approval. Future dilutive events following May
                    2006 and until May 2008 also entitles him for additional
                    options grants with an exercise price equal to the price per share of the newly issued securities. Under certain
                    circumstances, the exercise price will equal the 30-day
                    average closing price of the Company's shares prior to the dilutive event. The additional options granted during the
                    two-year period, will vest in equal amounts over 4 years of employment commencing from May 2006. Any decrease in the
                    Company's shares on a fully diluted basis during the
                    two-year period from the approval of the Audit Committee
                    will be followed by the cancellation of the corresponding
                    options granted to the CEO. The options are exercisable for a period of 10 years from the date of grant. No additional options will be granted under the CEO's 2005 option
                    arrangement, which was approved by the Company's
                    shareholders in October 2005. The new grant of options and its terms were approved by the Company's shareholders in
                    September 2006.

                    As of the balance sheet date, a total of 14,872,087 options were outstanding to the CEO. The compensation cost of the
                    total options granted to the CEO was determined based on the fair value at the grant dates and amounted to $11,723. Such amount is expensed on an accelerated basis over the vesting periods of the options.

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
                    Accordingly, 4,299,250 options were exchanged. The new
                    options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May
                    2006. The cost of the new options was determined based on
                    the fair value at the grant dates in and amounted to $1,726.
                    Such amount is amortized as an expense on an accelerated
                    basis over the vesting periods of the new options. The Board of Directors further approved that if the total number of
                    employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than
                    8% of the Company's shares on a fully diluted basis,
                    additional options will be allocated for grants to the
                    Company's employees. As of the balance sheet date,
                    approximately 3,938,000 options are reserved for future
                    grant of options to employees.

               (E)  OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit
                    Committee, the Board of Directors of the Company and the
                    shareholders of the Company approved a stock option plan
                    pursuant to which certain of the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the
                    market price of the Company's shares on the grant dates. In accordance with this option plan, 80,000 options were
                    granted in 2007 to two director who were appointed in 2007 at an average exercise prices of $1.74, which equals the
                    market price of the Company's shares on the grant date. As of December 31, 2007, 190,000 options were outstanding under the plan with a weighted average exercise price of $3.68.

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
                    The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a
                    monthly basis until fully vested. The exercise price of the
                    Initial Options was $1.88, which was the closing price of
                    the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new
                    independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase Ordinary Shares
                    ("Subsequent Options"), which, shall vest over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of
                    Directors of the Company, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price
                    per Subsequent Option shall be the closing price of the
                    Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment.

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

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (F)  INDEPENDENT DIRECTORS OPTION PLAN (CONT.)

                    The compensation cost of the total options granted to the
                    directors under the plan described in (1)(e) above and to
                    the independent directors under the plan described in this section was determined based on the fair value at the grant dates and amounted to $594. Such amount is expensed on an
                    accelerated basis over the vesting periods of the options.

          (2)  SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR
               SHARE OPTIONS

               A summary of the status of all the Company's employee and
               director share option plans as of December 31, 2007, 2006 and
               2005, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

                                    2007                            2006                          2005
                         ---------------------------    ---------------------------    ---------------------------
                                          Weighted                       Weighted                       Weighted
                           Number          average        Number          average        Number         average
                           of share       exercise       of share        exercise        of share       exercise
                           options          price         options          price         options          price
                         -----------     -----------    -----------     -----------    -----------     -----------

Outstanding as of
beginning of year         23,514,042     $      1.87     13,011,575     $      4.19     10,212,920     $      5.71
Granted                    9,127,384            1.88     17,414,268            1.52      5,000,224            1.54
Exercised                   (176,231)           1.30         (7,250)           1.58             --
Terminated                  (525,000)           7.07       (132,176)          10.95        (77,214)          12.45
Forfeited                 (2,344,660)           1.81     (6,772,375)           5.23     (2,124,355)           4.99
                         -----------                    -----------                    -----------
Outstanding as of end
of year                   29,595,535            1.79     23,514,042            1.87     13,011,575            4.19
                         ===========                    ===========                    ===========

Options exercisable
as of end of year          7,827,743     $      2.15      2,849,132     $      4.25      4,602,447     $      7.77
                         ===========                    ===========                    ===========

                                     F - 45

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2007:

                                                               Exercisable as of
        Outstanding as of December 31, 2007                    December 31, 2007
-------------------------------------------------------    -------------------------
                               Weighted
                                average      Weighted                    Weighted
 Range of                      remaining      average                      average
 exercise           Number    contractual     exercise       Number       exercise
  PRICES         outstanding      life         price       exercisable      price
-------------    ----------    ----------    ----------    ----------    ----------
                               (in years)

$ 1.16-$1.30        401,203          7.35    $     1.26       197,501    $     1.26
  1.37-1.40         922,332          8.52          1.40       232,333          1.40
     1.45         7,990,416          8.37          1.45     2,010,515          1.45
  1.46-1.58       9,355,391          8.11          1.54     3,168,731          1.55
  1.60-1.98       7,817,044          9.05          1.83       479,952          1.82
  2.02-2.28       2,071,492          8.28          2.13       971,921          2.17
  3.25-3.70         239,687          6.47          3.26       199,328          3.26
  4.11-4.56         416,269          8.40          4.23       185,761          4.33
 5.00-10.75         158,601          2.89          7.18       158,601          7.18
    11.81           200,000          3.41         11.81       200,000         11.81
$16.50-$25.00        23,100          2.62    $    22.23        23,100    $    22.23
                 ----------                                ----------
                 29,595,535                                 7,827,743
                 ==========                                ==========

          (4)  WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO
               EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2007, 2006 and 2005 to employees and directors amounted to
               $0.87, $0.81 and $0.83 per option, respectively. The Company utilized the Binomial lattice model since 2006 and the
               Black-Scholes option-pricing model in 2005. The Company estimated the fair value, utilizing the following assumptions for the years
               2007, 2006 and 2005 (all in weighted averages):

                                  2007          2006            2005
                              -----------    -----------    -----------

Risk-free interest rate       3.61%-6.09%    4.44%-4.81%    3.69%-4.34%
Expected life of options       10 years       10 years      4.49 years
Expected annual volatility      55%-65%        65%-67%        54%-69%
Expected dividend yield          None           None           None

                                     F - 46

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (5)  NON-EMPLOYEE WARRANTS

               (A)  BANKS WARRANTS - As of December 31, 2007, 11,631,648
                    warrants to purchase Ordinary Shares of the Company, at
                    terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.77 per share.
                    9,161,060 of the warrants are exercisable until September
                    2011 and 2,470,588 exercisable through March 2010

                    The cost of the 9,161,060 warrants issued to the Banks,
                    determined based on the fair value at the grant and
                    amendment dates in accordance with SFAS 123, amounted to a total of $10,886. Such amount was amortized as deferred
                    financing charges over the terms of the loans under the
                    Facility Agreement.

                    In September 2007, as part of as part of the Company's
                    credit line agreement with the Banks described in Note 9B, the Banks received an aggregate of 2,470,588 warrants to
                    purchase Ordinary Shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until
                    March 2010. The cost of the warrants, determined based on
                    the fair value at the grant and amendment dates in
                    accordance with SFAS 123, amounted to a total of $608. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

                    In lieu of paying the exercise price in cash, the Banks are entitled to exercise their warrants on a "cashless" basis,
                    i.e. by forfeiting part of the warrants in exchange for
                    Ordinary Shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the
                    aggregate exercise price.

               (B)  WARRANTS GRANTED TO TIC - The Company issued TIC warrants for the purchase of 58,906 of the Company's Ordinary Shares.
                    The exercise price for the warrants is $6.17 per share, the
                    15-day average closing price of the Company's Ordinary
                    Shares prior to the date the November 2003 Amendment with
                    the Banks was signed. All the warrants are fully vested and none of them was exercised. The warrants are exercisable for a five-year period ending December 2008. The cost of the
                    warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123,
                    amounted to a total of $259. Such amount was allocated to
                    other assets as deferred financing charges and was amortized as financing expense over the terms of the loans under the
                    Facility Agreement with the Banks.

                                     F - 47

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (5)  NON-EMPLOYEE WARRANTS (CONT.)

               WARRANTS ISSUED IN SEPTEMBER 2007 - In September 2007, as part of the Company's credit line agreement with TIC described in Note
               9B, TIC received an aggregate of 2,941,176 warrants to purchase
               Ordinary Shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $723. Such amount was amortized as deferred
               financing charges over the term of the loans under the Facility
               Agreement.

     C.   CAPITAL NOTES

          (1)  BANKS' CAPITAL NOTES

               As part of the September 2006 Amendment to the Facility
               Agreement, an amount of $158,000 of debt was converted into capital notes of the Company, convertible into 51,973,684 of the
               Company's Ordinary Shares, representing twice the average closing price per share during the ten consecutive trading days prior to signing the MOU underlying the September 2006 Amendment to the
               Facility Agreement. The capital notes are instruments of equity and not debt. The capital notes' holders may convert the face amount of the capital notes, in whole or in part, without
               additional consideration, into Ordinary Shares of the Company, however, prior to such conversion, if at all, the capital notes
               (i) do not grant their holders with any of the rights of the
               Company's shareholders; (ii) have no maturity date, do not carry interest, are not linked to any index and are not redeemable; and
               (iii) are not registered. For additional information regarding the capital notes to the Banks, see Note 9B.

          (2)  TIC'S CAPITAL NOTES

               Contemporaneous with the closing of the September 2006 Amendment and as part of the Securities Purchase Agreement between the
               Company and TIC, the Company issued TIC in consideration of its
               $100,000 investment, capital notes convertible into 65,789,474 of the Company's Ordinary Shares, at a price per share of $1.52
               (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). The capital notes terms are the same as in (1) above. For additional information
               regarding the capital notes to TIC see Note 9B.

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

     E.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended to date, the Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

     F.   PUBLIC OFFERING IN ISRAEL - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange,
          NIS 110,579,800 principal amount of convertible debentures Series A, under terms described in Note 10B. Together with the convertible debentures the Company issued for no consideration an aggregate of
          552,899 options exercisable into debentures and 2,211,596 Options
          (Series 1). As of the date of the financial statements, all said options expired and none were exercised. The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately $1,750.

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

                                     F - 49

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     I.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures Series B that are convertible into up to 45,454,545 of the Company's Ordinary Shares.
          The rights were distributed to the shareholders of record of the
          Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the
          Company's Ordinary Shares under share options plans that entitle the options holders to participate in a rights offering. Each 138.98
          Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures under terms described in Note 10C.

          For investment by primary Wafer Partners and Equity Investor see also
          Note 10C.

     J.   PUBLIC OFFERING IN ISRAEL - JUNE 2006

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000
          (approximately $31,000). The units sold consisted of (i) convertible debentures Series C in the face amount of NIS 163,800,000
          (approximately $36,661), (ii) 390,000 options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 10,920,000 warrants each exercisable for the three months ended September 27, 2006 for one Ordinary Share of the Company
          at a price of NIS 6.75 (approximately $0.00157, and (iv) 5,460,000 warrants each exercisable for three years ending on June 28, 2009 for one Ordinary Share of the Company at a price of NIS 7.40
          (approximately $0.00175). The convertible debentures are convertible into the Company's Ordinary Shares at a conversion rate of one
          Ordinary Share per NIS 8.40 (approximately $0.00199) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          In addition, the Company issued similar units including principle value of NIS 630,000 convertible debentures in consideration for NIS
          526,000 through a private placement to its market maker in connection with said offering.

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

                                     F - 50

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     K.   PRIVATE PLACEMENT IN ISRAEL - NOVEMBER 2006

          In the fourth quarter of 2006, the Company received and accepted orders from Israeli investors in private placements for 11,615,000
          Ordinary Shares and 5,227,500 warrants ("Series 5 Warrants"). The price of the Ordinary Shares was equal to the closing price of the
          Company's shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration.
          Total immediate gross proceeds amounted to approximately $22,000. Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25%
          premium to the market price of the Company's shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 (approximately $0.0022) linked to the CPI.
          Series 5 Warrants have been classified to equity.

     L.   PRIVATE PLACEMENT IN THE US - MARCH 2007

          In March 2007, the Company completed a private placement of its securities in which it sold Ordinary Shares and warrants for the purchase of Ordinary Shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04
          (subject to possible adjustments under certain circumstances)
          exercisable until March 15, 2012 ("Series I Warrants"). The Company also issued short-term warrants at an exercise price of $1.70 ("Series
          II Warrants"), however all Series II Warrants were not exercised and were fully expired as of December 31, 2007.

     M.   LONG-TERM DEBENTURES ISSUED IN ISRAEL - 2007

          In the second half of 2007, the Company consummated two private placements with Israeli institutions of long-term convertible and non-convertible debentures and warrants, see Note 10E.

     N.   U.S SHELF PROSPECTUS

          In January 2008, the Company filed a shelf registration statement on
          Form F-3 with the US Securities and Exchange Commission to allow for the registration of a possible offer and sale of up to $30,000 of securities of the Company, it may elect to execute during the three years following the effective date of the registration statement. As of the approval date of the financials statements, the registration statement has not yet been declared effective. The Company has made no decisions as to when, if at all, it will actually raise funds under the shelf registration.

                                     F - 51

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 15 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                        Year ended December 31,
                                   ----------------------------------
                                     2007         2006         2005
                                   --------     --------     --------

United States                            75%          69%          64%
Israel                                    7            7            7
Asia Pacific                             10           16           20
Europe                                    8            8            9
                                   --------     --------     --------
Total                                   100%         100%         100%
                                   ========     ========     ========

     B.   LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the
          Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                               Year ended December 31,
                         ----------------------------------
                           2007         2006         2005
                         --------     --------     --------

Customer A (*)                 29%          23%          22%
Customer B                     13            9            5
Customer C                     11            2            1
Customer D                      7           10           14
Customer E (*) (**)             5           11            8

Other customers (***)          11           21           20

          (*)  Related party

          (**) Including its affiliates

          (***) Represents sales to two different customers each of whom accounted for between 5% and 6% of sales during 2007; to five different customers each of whom accounted for between 2% and 6%
               of sales during 2006 and to five customers accounted for between
               2% and 8% of sales during 2005.

          As of December 31, 2007 and 2006, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 16 - FINANCING EXPENSES, NET

     Financing expenses, net consist mainly of Bank loans payable interest- see
     Note 9, and interest and other financing expenses in relation to our debentures- see Note 10.

                                     F - 52

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the
          Encouragement of Capital Investments - 1959 ("Investments Law") see
          Note 6B.

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval
          certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25%
          through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 29% in 2007
          (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 6B and 13A(7).

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

                                                              As of December 31,
                                                          -----------------------
                                                             2007          2006
                                                          ---------     ---------

DEFERRED TAX BENEFIT - CURRENT
Amounts relating to employees benefits
                                                          $     797     $   1,717
Other                                                           438           115
                                                          ---------     ---------
                                                              1,235         1,832
Valuation allowance                                          (1,235)       (1,832)
                                                          ---------     ---------
Total current deferred tax benefit                        $      --     $      --
                                                          =========     =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
Net operating loss carryforwards                          $ 200,000     $ 174,000
Research and development                                      1,851         2,063
Liability for employee rights upon severance                    905           656
                                                          ---------     ---------
                                                            202,756       176,719
Valuation allowance                                        (151,844)     (128,707)
                                                          ---------     ---------
                                                             50,912        48,012
Deferred tax liability - depreciation and amortization      (50,912)      (48,012)
                                                          ---------     ---------
Total net long-term deferred tax benefit                  $      --      $     --
                                                          =========     =========

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                   Year ended December 31,
                                            ------------------------------------
                                              2007          2006          2005
                                            --------      --------      --------

Israeli statutory rate                           (29)%         (31)%         (34)%
Reduced tax rate for approved enterprise           9            11            14
Tax benefits for which deferred taxes
were not recorded                                 17            13            21
Permanent differences and other, net               3             7            (1)
                                            --------      --------      --------
                                                  --%           --%           --%
                                            ========      ========      ========

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2007, the Company had net operating loss carryforwards for tax purposes of approximately $1,000,000, which may be carried forward for an unlimited period of time.

                                     F - 54

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES (CONT.)

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2003 are deemed final.

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                                 As of December 31,
                                                                --------------------
                                                                  2007         2006
                                                                --------    --------

Trade accounts receivable                                       $ 12,823    $ 13,625
                                                                ========    ========
Long-term investment                                            $    950    $     --
                                                                ========    ========
Current liabilities, including current maturity of long-term
loans                                                           $  7,459    $  5,895
                                                                ========    ========
Convertible debentures                                          $ 24,500    $ 24,500
                                                                ========    ========
Long-term liability in respect of customers' advances           $  9,922    $ 27,340
                                                                ========    ========
Other long-term liabilities, including long-term loans from
related parties, net of current maturity                        $ 21,541    $  9,279
                                                                ========    ========
Capital note                                                    $100,000    $100,000
                                                                ========    ========

     B.   TRANSACTION

                                                   As of December 31,
                                            --------------------------------
                                              2007        2006        2005
                                            --------    --------    --------

Revenue                                     $ 78,870    $ 64,055    $ 33,456
                                            ========    ========    ========
Interest on loans and debentures            $  2,252    $  1,632    $     60
                                            ========    ========    ========
Expenses paid                               $    289    $     46    $     47
                                            ========    ========    ========
Equity conversion of customer advances -
see Note 13A(5)                             $  6,414    $  7,621    $  1,794
                                            ========    ========    ========
Conversion of customer advances into
Long-term loans - see Note 13A(5)           $  1,258    $  2,823    $    936
                                            ========    ========    ========
Long-term loan received                     $ 14,000    $  9,705    $     --
                                            ========    ========    ========
Loans repayment                             $  2,974    $     --    $     --
                                            ========    ========    ========
Stock-based compensation - see Note 14B(5)  $    723    $     --    $     --
                                            ========    ========    ========

     C.   For commitments, contingencies and other transaction relating to Fab 2
          Wafer Partner and Equity Investor agreements, see Note 13A.

                                     F - 55