Form 20-F
period 2008-12-31
TOWER SEMICONDUCTOR LTD
filed 2009-06-30
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008             Commission File number: 0-24790

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

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 160,025,639 Ordinary Shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question,

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

        This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking”. There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3. Key Information – Risk Factors”.

        Beginning with the fourth quarter of 2007, Tower prepares its consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Tower recast the comparative amounts included in its financial statements and in this report to US GAAP. Prior to the fourth quarter of 2007, Tower prepared its financial reports in United States dollars and in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements.

        The transition to US GAAP was made as a result of Israel Accounting Standard 29, which stipulates that Israeli public companies that previously reported their financial results based on Israeli GAAP must begin reporting their financial results in accordance with International Financial Reporting Standards (“IFRS”) for periods beginning on or after January 1, 2008. However, Israeli public companies that are also listed on NASDAQ are allowed to report utilizing US GAAP rather than IFRS. We elected to use US GAAP to increase transparency and comparability of our financial reports and facilitate research and analysis by shareholders, analysts and other participants in the U.S. capital markets.

        All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

        On September 19, 2008, we completed the merger with Jazz Technologies, Inc. (“Jazz Technologies”) in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc. (“Jazz Semiconductor’), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of Tower Jazz Technologies and Jazz Semiconductor are sometimes collectively referred to in this report as “Jazz”.

        Following the merger with Jazz, our financial statements include Jazz’s results commencing September 19, 2008 and our consolidated balance sheet as of December 31, 2008 includes Jazz’s balances as of such dates.

        As used in this annual report, “we,” “us,” “our,” the “Company” and words of similar import refer to Tower Semiconductor Ltd., Jazz Technologies, Inc. and Jazz Semiconductor, Inc. References to “the Company” for dates prior to September 19, 2008 mean Tower Semiconductor Ltd. (excluding Jazz) (“Tower”), which on September 19, 2008 was merged with Jazz and references to “the Company” for periods on or after September 19, 2008 are references to Tower and its wholly-owned subsidiaries.

(i)

        Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to “wafers” in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 and Jazz are to 200-mm wafers.

        microFLASH® is a registered trademark of Tower

(ii)

(iii)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM	KEY INFORMATION

Selected Financial Data

        This section presents our selected historical financial data. You should carefully read the financial statements included in this annual report, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

        We derived the selected statement of operations data and other financial data for the years ended December 31, 2008, 2007 and 2006, and selected balance sheet data as of December 31, 2008 and 2007 from the audited financial statements in this annual report. Those financial statements were audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2005 and 2004 and the selected balance sheet data as of December 31, 2006, 2005 and 2004 from our audited financial statements that are not included in this annual report, which were recast to US GAAP. Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

        Following the merger with Jazz, our financial statements include Jazz results commencing September 19, 2008 and our consolidated balance sheet as of December 31, 2008 includes Jazz’s balances as of such date.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$251,659	$230,853	$187,438	$101,991	$126,055
Cost of revenues	298,683	284,771	267,520	238,358	228,410

Gross loss	(47,024)	(53,918)	(80,082)	(136,367)	(102,355)
Research and development	14,969	13,790	15,048	16,029	17,053
Marketing, general and administrative.	33,223	31,604	25,831	17,418	21,297
Write-off of in-process research and
development	1,800	-	-	-	-
Merger related costs	520	-	-	-	-
Fixed assets impairment	120,538	-	-	-	-

Operating loss	(218,074)	(99,312)	(120,961)	(169,814)	(140,705)
Financing expense, net	(17,566)	(34,976)	(47,563)	(35,651)	(29,745)
Gain on debt restructuring	130,698	-	-	-	-
Other income (expense), net	(918)	92	597	2,383	32,682

Loss before income tax expenses	(105,860)	(134,196)	(167,927)	(203,082)	$(137,768)
Income tax provision	(575)	-	-	-	-

Loss for the year	$(106,435)	$(134,196)	$(167,927)	$(203,082)	$(137,768)

Basic loss per ordinary share	$(0.79)	$(1.13)	$(2.03)	$(3.06)	$(2.13)

Other Financial Data:
Depreciation and amortization	$138,808	$154,343	$171,743	$153,189	$131,576

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands)

Selected Balance Sheet Data:
Cash and cash equivalents, including short-term
interest-bearing deposits and designated cash	$34,905	$44,536	$40,940	$38,998	$86,591
Working capital	22,843	46,711	29,973	(40,725)	5,848
Total assets	705,503	686,782	714,132	690,624	859,043
Current maturities of long-term bank debt and
short-term bank debt	7,000	-	-	21,103	-
Current maturities of convertible debentures	8,330	7,887	6,902	5,813	-
Long-term debt from banks	222,989	379,314	432,430	497,000	497,000
Debentures	208,512	117,460	83,863	42,932	24,092
Long-term customers' advances	11,138	27,983	46,042	59,621	64,428
Shareholders' equity (deficit)	110,277	44,709	39,516	(29,228)	163,318
Weighted average number of ordinary shares
outstanding (*)	134,749	118,857	82,581	66,371	64,633
Number of shares issued and outstanding (*)	160,026	124,226	100,752	66,932	65,700

(*)	Net of 1,300,000 treasury shares.

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

Risks Affecting Our Business

If the Investment Center will not release to us the pending and over-due grants, we would be required to seek alternative financing sources to fund our on-going operations, which may not be available.

        In connection with Fab 2, Tower received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (Investment Center) under its Approved Enterprise Program. Under the terms of the approval, Tower was eligible to receive grants equal to 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of today, Tower received a cumulative amount of approximately $165 million in grants from the Investment Center in relation to Fab 2. Tower’s eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made between 2001 and 2005. Any failure by Tower to meet the conditions of its grants may result in the cancellation of all or a portion of the grants and tax benefits and in the Investment Center requiring Tower to repay all or a portion of grants already received. Israeli law limits the ability of the Investment Center to extend the time for investments eligible for grants beyond a five year period, unless approved through an expansion plan. Tower has therefore been holding discussions with the Investment Center for approval of an expansion plan to commence as of January 1, 2006. On numerous occasions, Tower received assurances and commitments from governmental authorities that such an expansion plan would be approved pending positive recommendation of an economical audit by the Industrial Bank of the Investment Center. In 2005, at the Investment Center’s request, Tower submitted a revised business plan to the Investment Center and its Industrial Bank for the period commencing January 1, 2006. Tower has invested from January 1, 2006 through May 31, 2009, approximately $225 million in Fab 2 plant and equipment; hence as of May 31, 2009, $45 million of cash grants are pending and over-due. While the Industrial Bank of the Investment Center gave a positive recommendation, the governmental approval process has been protracted and as a result, in May 2008, Tower filed a petition with the Israeli High Court of Justice seeking an approval certificate from the Investment Center for the expansion plan. A hearing has been scheduled for October 2009.

        In August 2008, the Investment Center rejected our expansion plan request. On November 2008, Tower filed an appeal on this decision to the Israeli Ministerial Committee, which is comprised of the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor. No proceedings of the committee related to our appeal have been held to date. In parallel, Tower is holding discussions with the Investment Center and senior Governmental officials to obtain approval of the proposed expansion plan and/or find an alternative process to release the pending and over-due $45 million of cash grants to Tower. Currently, Tower cannot estimate when it will receive the pending and over-due grants or when it will receive a formal response to its request for an expansion plan to commence as of January 1, 2006 or if the Investment Center will approve its request or release the grants. If the Investment Center does not approve our request for an expansion plan and/or find an alternative process to release the pending and over-due grants, it will have a material adverse effect on Tower’s operations and financial condition, and Tower would likely be required to obtain financing from alternative sources, in order to fund its on-going operations, which financing may not be available. Such financing sources may include potential opportunities for sale and lease-back of a portion of Tower’s real estate assets, sale of other fixed assets and/or intellectual property licensing.

        Our business requires a significant amount of financing and our business may be adversely affected if its sources of liquidity are unavailable or insufficient to fund its operations, or if such sources will not be available.

        Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

—	the level of revenue derived from sales of wafers we manufacture, engineering services, design-related services and other sources of revenue;

—	the collection of receivables;

—	the timing and size of capital expenditures; and

—	the servicing of financing obligations and other short-term and long-term liabilities.

        In addition, current uncertainty arising from the global economic downturn, including the recent disruption in financial and credit markets, and prevailing market conditions in the semiconductor industry (including global decreased demand, downward price pressure, excess inventory and unutilized capacity) pose a risk to the overall economy that could severely impact consumer and customer demand for our and our customers’ products, as well as commercial relationships with our customers, suppliers, and creditors, including our lenders. If the current situation continues or worsens significantly, our business could be negatively impacted.

        In order to finance our business, we expect to use available cash and existing credit facilities as well as exploring measures to obtain funds from other sources of financing, including potential opportunities for sale and lease-back of a portion of Tower’s real estate assets, sale of other fixed assets and/or intellectual property, licensing, receipt of all or part of the $45 million pending and over-due grants from the Israeli Investment Center if it approves Tower’s expansion plan and other alternatives for fund raising. We are also working to mitigate the potential effects of the global economic downturn through several measures, including implementing a cost reduction plan, which is targeted at saving approximately $80 million of costs on an annual run-rate.

        However, there is no assurance that we will be able to obtain sufficient funding from the financing sources detailed above and/or from such cost reduction measures in a timely manner to allow us to fully mitigate the effect of the existing economic downturn and any potential further deterioration in market conditions and maintain our ongoing operations and/or repay our short-term and long-term debt and other liabilities.

        In addition, if we were to incur higher levels of debt, this would require a larger proportion of our respective operating cash flow to be used to pay principal and interest on our respective indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our respective operating activities and capital expenditures, which could adversely affect our business and on-going operations.

If Tower fails to comply with the repayment schedule under the amended facility agreement and is unsuccessful in negotiating a revised repayment schedule, or if it fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower’s banks do not waive its noncompliance, Tower would likely be unable to fund its on-going operations.

        Under Tower’s amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule and is unsuccessful in negotiating a revised repayment schedule, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement and its banks do not waive its noncompliance, its banks may require it to immediately repay all loans made by them to Tower, plus penalties, and they would be entitled to exercise the remedies available to them under the amended and restated credit facility, including enforcement of their lien against Tower’s assets. There is no assurance that Tower would be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or obtain funding from other sources (including, for example, funds from a sale and lease-back of a portion of Tower’s real estate assets and/or a sale of other fixed assets). If we are not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and Tower would likely fail to meet covenants and financial ratios under the amended facility agreement. This would have a material adverse effect on Tower and it would likely be unable to fund its on-going operations unless the banks agree to a revised repayment schedule or to waive Tower’s non- compliance.

The cyclical nature of the semiconductor industry and the resulting periodic overcapacity may lead to erosion of sale prices; downward price pressure may seriously harm our business.

        The semiconductor industry has historically been highly cyclical. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market, such as we are currently experiencing, may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

        Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

—	The cyclical nature of both the semiconductor industry and the markets served by our customers;

—	Changes in the economic conditions of geographical regions where our customers and their markets are located;

—	Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

—	Inventory and supply chain management of our customers;

—	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders

—	The occurrence of accounts receivables write-offs, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

—	The rescheduling or cancellation of planned capital expenditures;

—	Our ability to satisfy our customers' demand for quality and timely production;

—	The timing and volume of orders relative to our available production capacity;

—	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

—	Environmental events or industrial accidents such as fires or explosions;

—	Our susceptibility to intellectual property rights disputes;

—	Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

—	Actual capital expenditures exceeding planned capital expenditures;

—	Interest, price index and currency rate fluctuations that were not hedged;

—	Technological changes and short product life cycles;

—	Timing for designing and the qualification of new products; and

—	New accounting rules affecting our results including the accounting treatment of our bank debt and debentures.

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

        Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which could have a negative impact on our results of operations.

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

We have a history of operating losses and expect to operate at a loss for the foreseeable future; our facilities must operate at high utilization rates in order to reduce our losses.

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

Demand for our foundry services is dependent on the demand in our customers’ end markets.

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

        During the three months ended March 31, 2009, approximately 42% of our business was generated by four significant customers that contributed 16%, 13%, 8% and 5% of our revenue, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers for the foreseeable future. Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace them with other customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenue in a timely manner, which could harm our financial results.

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

If Tower does not receive orders from its customers with whom it has signed long-term contracts, Tower may have excess capacity.

        Tower has committed a portion of its capacity for future orders to some customers with whom Tower has signed long-term contracts. If these parties do not place orders with Tower in accordance with their contractual loading and purchase commitments, and if Tower is unable to fill such unutilized capacity, Tower’s financial results may be adversely affected.

If we do not maintain and develop our technology processes and services, we will lose customers and may be unable to attract new ones.

        The semiconductor market is characterized by rapid change, including the following:

—	rapid technological developments;

—	evolving industry standards;

—	changes in customer and product end user requirements;

—	frequent new product introductions and enhancements; and

—	short product life cycles with declining prices as products mature.

        Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the applicable equipment. Since the successful development and introduction to production of these processes may not be achieved in a timely manner or at all and we may not be able to purchase the applicable equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

The semiconductor foundry business is highly competitive; our competitors may have competitive advantages over us.

        The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. In addition, many of our competitors may have one or more of the following competitive advantages over us:

—	greater manufacturing capacity;

—	multiple and more advanced manufacturing facilities;

—	more advanced technological capabilities;

—	a more diverse and established customer base;

—	greater financial, marketing, distribution and other resources;

—	a better cost structure; and/or

—	better operational performance in cycle time and yields.

If we do not compete effectively, our business and results of operations may be adversely affected.

We have a large amount of debt which could have significant negative consequences.

        We have a large amount of long-term debt, which could have significant negative consequences. As of May 31, 2009, Tower had (i) approximately $208 million of bank debt under our amended facility agreement with the banks, and (ii) approximately $132 million of debt in respect of outstanding convertible and non-convertible debentures. As of May 31, 2009 Jazz had (i) $27 million under its bank loan agreement, of which $7 million is presented as short term debt and (ii) approximately $128 million of debt in respect of outstanding convertible notes. Tower has not guaranteed any of Jazz’s debt, including Jazz’s debt under its bank loan and Jazz’s debt to its note holders.

        Our current and future indebtedness could have significant negative consequences, including:

—	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

—	increasing our vulnerability to general adverse economic and industry conditions;

—	limiting our ability to obtain additional financing;

—	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

—	placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources;

—	affecting our ability to make interest payments and other required debt service on our indebtedness; and/or

—	enforcement by the banks of their liens against Tower’s and Jazz respective assets, as applicable (in the event of default).

We may incur additional indebtedness.

        Although Tower and Jazz are limited by the covenants in their respective loan facilities, either Tower or Jazz could enter into certain transactions that would increase the amount of our outstanding indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks, including the negative consequences associated with our increased level of indebtedness, could intensify.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business could be seriously harmed.

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

        To increase the production capability of our facilities and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity. Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

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

        Tower’s and Jazz’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower’s or Jazz’s banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower or Jazz to bear such increased cost as provided for in the respective credit facility agreement.

        Tower regularly engages in various hedging strategies to reduce its exposure to some, but not all, of these risks and intends to continue to do so in the future. However, despite any such hedging activity, Tower is likely to remain exposed to interest rate and exchange rate fluctuations and inflation, which may increase the cost of its operating and financing activities.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

        We depend on third party intellectual property in order for us to provide certain foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers’ products could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or to defend our intellectual property rights could harm our business.

        Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to such claims in the past which have been resolved through license agreements, the terms of which have not had a material effect on our business. From time to time we are a party to various litigation matters incidental to the conduct of our business.

        Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

—	negotiating cross-license agreements;

—	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

—	discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

—	fighting the matter in court and paying substantial monetary damages in the event we lose; or

—	seeking to develop non-infringing technologies, which may not be feasible.

        Any one or several of these alternatives could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

        As of May 31, 2009, Tower held 81 patents worldwide and Jazz held 170 patents. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

We could be seriously harmed by failure to comply with environmental regulations.

        Our business is subject to a variety of laws and governmental regulations in Israel and in the U.S. relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel and in Jazz’s production processes in California. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

        We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues.

Possible product returns could harm our business.

        Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Product returns in excess of established provisions, if any, may have an adverse effect on our business and financial condition.

We are subject to risks related to our international operations.

        We have made substantial revenue from customers located in Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

—	we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our revenue;

—	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

—	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

—	natural disasters affecting the countries in which we conduct our business;

—	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions including the timing and availability of export licenses and permits;

—	adverse tax rules and regulations;

—	weak protection of our intellectual property rights;

—	delays in product shipments due to local customs restrictions;

—	laws and business practices favoring local companies;

—	difficulties in collecting accounts receivable; and

—	difficulties and costs of staffing and managing foreign operations.

        In addition, Israel, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will not experience any serious harm in connection with our international operations.

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

Tower may be unable to utilize the full benefits of our merger with Jazz

        Tower merged with Jazz in September 2008. The post merger operations involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

—	The merger may result in the loss of key customers and/or personnel and may expose us to unanticipated liabilities.

—	We may fail to successfully integrate Jazz in accordance with our business strategy.

—	We may be unable to retain the skilled employees and experienced management that may be necessary to operate the business we are acquiring and, if we cannot retain such personnel, we may be unable to attract new skilled employees and experienced management to replace them.

—	We may be unable to achieve the full benefits of the planned $80 million cost reduction, which might negatively affect our future financial results. Achieving the anticipated short-term and long-term benefits of the merger depends in particular on achieving the initially-anticipated cost synergies, the redeployment of both companies’ respective support resources and the combination and integration of their significant global activities. There can be no assurance that these objectives will be achieved successfully.

If Tower does not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, Tower will not fully utilize the substantial investment made in the construction of Fab 2.

Depending on the process technology and product mix, when fully ramped-up, it is estimated that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. The full ramp-up of Fab 2 has not been completed to date. Tower’s determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2‘s production levels is dependent on prevailing and forecasted market conditions and its ability to fund these increases. There can be no assurance as to the timing or Tower’s ability to achieve Fab 2 capacity levels of approximately 40,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If Tower cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, it may be unable to meet its customers’ production demands and as a result may lose customers and may not attract new ones. In addition, if Tower does not acquire and install the equipment necessary to successfully complete the ramp-up of Fab 2, it will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect its financial results. In order to fully ramp-up Fab 2, Tower will need to continue to develop new process technologies in order to suit its customers’ needs. In addition, Tower has and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in Tower not fully utilizing the substantial investment made in the construction of Fab 2, which would adversely affect Tower’s future financial results.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

        Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. (sometimes referred to herein as Israel Corp.) and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should Tower’s banks exceed these limitations, they may limit Tower’s ability to borrow additional money in the future and may require Tower to return some or all of our outstanding borrowings (which, under Tower’s amended facility agreement with its banks, were approximately $208 million in the aggregate as of May 31, 2009), which may have a material adverse effect on Tower’s business, financial condition and results of operations.

Tower may be required to repay grants to the Investment Center that it received in connection with Fab 1.

        Tower received grants and tax benefits for Fab 1 under the government of Israel Approved Enterprise program. As of December 31, 2001, Tower completed its investments under the Fab 1 program and is no longer entitled to any further investment grants for future capital investments in Fab 1. During 2002, Tower agreed with the Investment Center that if it does not achieve Fab 1 revenues of $90 million for 2003 and $100 million for 2004 and maintains at Fab 1 at least 600 employees for 2003 and 625 employees for 2004, subject to prevailing market conditions, it will, if demanded by the Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since Tower’s actual level of Fab 1 revenues and employees for 2003 and 2004 were lower than the above mentioned levels, Tower may be required to repay the Investment Center up to approximately $2.5 million.

Risks Related to Our Securities

The repayment of Tower’s outstanding debentures is subordinated to Tower’s indebtedness to its banks and obligations to secured creditors and Jazz’s repayment of its obligations for convertible notes is subordinated to Jazz’s secured indebtedness to its banks.

        The repayment of Tower’s outstanding debentures is subordinated to the prior payment of approximately $208 million in the aggregate payable to Tower’s banks under Tower’s amended facility agreement, to any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to approximately $165 million in grants received as of May 31, 2009 under the Investment Center’s “Approved Enterprise” program in relation to Fab 2, and to a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment. Tower has not guaranteed any of Jazz’s debt, including Jazz’s debt under its bank loan and Jazz’s debt to its note holders. In addition repayment of Jazz’s convertible notes is subordinated to the prior payment of approximately $27 million payable in regard to Jazz’s secured bank loans. As a result, upon any distribution to Tower’s or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower’s or Jazz’s outstanding debentures or note holders, as applicable. In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective loan agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable bank loan agreement.

Tower’s stock price may be volatile in the future.

        The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of Tower’s ordinary shares, regardless of Tower’s actual operating performance.

        In addition, it is possible that in some future periods Tower’s operating results may be below the expectations of public market analysts and investors. In this event, the price of Tower’s securities may under perform or fall.

Issuance of additional shares pursuant to Tower’s financing plans and arrangements and the terms of outstanding securities which are exercisable or convertible into shares may dilute the interest of Tower’s shareholders. Tower may also issue in the future additional shares and/or securities which are exercisable or convertible into shares.

        As of May 31, 2009, Tower had approximately 160.0 million ordinary shares outstanding and has outstanding securities convertible or exercisable into up to approximately 624.5 million ordinary shares including: (i) up to 9.7 million ordinary shares issuable upon the conversion of the 2005 outstanding convertible debentures held by some of Tower’s major shareholders and others at a conversion rate of $1.10; (ii) 8.3 million warrants issued to Tower’s banks with an exercise price of $1.21; (iii) up to 46.8 million ordinary shares issuable upon the conversion of the 2006 outstanding convertible debentures at a conversion rate of approximately $1.05; (iv) 17.5 million warrants with an exercise price of $2.04; (v) 5.2 million warrants with an exercise price of approximately $2.46; (vi) 33.3 million employee and director options with a weighted average exercise price of $1.6; (vii) 5.5 million warrants with an exercise price of approximately $1.9; and (viii) 7.4 million ordinary shares issuable upon the conversion of the 2007 convertible debentures, at a conversion rate of approximately $4.48; (ix) 0.9 million warrants issued to Tower’s banks with an exercise price of $6.17; (x) 59.5 million Jazz warrants with an exercise price of $2.78 and 31.5 million shares issuable upon the conversion of Jazz outstanding convertible notes at a conversion rate of $4.07 and (xi) approximately 192.8 million and 206.1 million shares issuable to Tower’s banks and Israel Corp., respectively, upon the conversion for no additional consideration of equity equivalent capital notes. Additionally we are obligated to issue additional shares or convertible securities to Tower’s banks in January 2011 as compensation for reduced interest payments agreed to by such banks.

        In January 2008, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, which was declared effective in February 2008, registering the possible offer and sale from time to time of up to $40 million of securities.

        We may undertake additional financings in the future and in connection therewith issue shares or securities convertible into shares, which may materially dilute the holdings of our current shareholders.

Market sales of large amounts of Tower’s shares eligible for future sale, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares.

        Of Tower’s approximately 160.0 million outstanding ordinary shares as of May 31, 2009, approximately 102.3 million are held by non-affiliates and are freely tradable under US securities laws. In addition, certain of Tower’s affiliates (Israel Corp., SanDisk Corporation and Macronix International) hold approximately 38.9 million of Tower’s outstanding shares, of which (i) approximately 3.3 million are registered for resale and are therefore freely tradable under US securities laws, and (ii) approximately 35.6 million are currently eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933, as amended (“Rule 144”). As of May 31, 2009, up to approximately 9.7 million additional shares issuable upon the conversion of the 2005 convertible debentures are beneficially owned by non-affiliates or are registered for sale and are freely tradable under US securities laws and approximately 5.4 million shares issuable upon exercise of warrants issued to Israel Corp. and Tower’s banks will become eligible for sale commencing six months after exercise of the warrants, subject, in the case of Israel Corp. and, if deemed “affiliates” of Tower, the banks, to the volume and manner of sale limitations of Rule 144. Approximately 206.1 million and 198.6 million shares underlying equity equivalent convertible capital notes held by Israel Corp. and Tower’s banks, respectively, are not registered and may become eligible for sale subject to the volume and manner of sale requirements of Rule 144 or pursuant to registration if demanded by them in accordance with registration rights agreements. In addition, (i) approximately 9.2 million shares issuable upon the exercise of warrants granted to Tower’s banks and (ii) approximately 9.4 million shares issuable upon exercise of warrants issued in the March 2007 private placement, are registered for resale and are therefore freely tradable under US securities laws. Additionally, up to: (i) approximately 52.3 million shares issuable upon the conversion and/or exercise of the securities sold in the June 2006 public offering in Israel, (ii) approximately 5.2 million shares issuable upon exercise of warrants sold in private placements completed in November 2006, and (iii) up to approximately 10.1 million ordinary shares which are issuable upon the conversion and/or exercise of warrants sold in the June 2007 private placement and September 2007 public offering in Israel, would be freely tradable in normal trading transactions in the United States. The 90.9 million shares issuable upon the conversion or exercise of Jazz convertible notes and Jazz warrants are or will covered by registration statements or are otherwise freely tradeable. The sales of large amounts of Tower’s ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of its ordinary shares. This could also impair Tower’s ability to raise capital through the sale of our equity securities.

Tower’s principal shareholders collectively own a controlling interest in Tower and will be able to exercise their voting rights in ways which may be adverse to the interests of Tower’s other shareholders.

        As of May 31, 2009, Tower’s major wafer partners and Israel Corp. collectively owned approximately 24% of Tower’s outstanding shares. In the event Israel Corp. were to convert its equity convertible capital notes, Tower’s major wafer partners and Israel Corp. would collectively own approximately 67% of Tower’s outstanding shares. Under Tower’s articles of association, two shareholders holding together 33% of its outstanding shares constitute a quorum for conducting a shareholders’ meeting. If Israel Corp. were to convert its equity convertible capital notes, Tower’s wafer partners and Israel Corp. would constitute a quorum for purposes of conducting a shareholders’ meeting. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of Tower’s shareholders’ meetings, these shareholders would determine the outcome of such shareholders’ meeting without the benefit of the participation of the other shareholders. The interests of these shareholders may not be consistent with the interests of Tower’s other shareholders. As a result, these shareholders may exercise voting rights or otherwise influence corporate action in ways that are adverse to the interests of Tower’s other shareholders.

Tower may experience declines in its share price.

        Following the current downturn in the financial markets which commenced in 2008, Tower has experienced a decrease in the trading price of its ordinary shares. There is no assurance as to when Tower’s share price will recover.

If Tower cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist its ordinary shares, which would have an adverse impact on the liquidity and market price of Tower’s ordinary shares and limit the ability of Tower to find available financing sources to fund Tower’s on-going operations.

        Tower’s ordinary shares are currently listed on the Tel Aviv Stock Exchange (TASE) and on NASDAQ Global Market. Under NASDAQ rules, shares can be delisted and not allowed to trade on NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00. Following the financial markets downturn, which commenced during 2008, we have experienced a decrease in the trading price of our ordinary shares. NASDAQ has implemented a temporary suspension of the rules requiring a minimum $1.00 closing bid price. The temporary suspension currently expires on July 19, 2009. There is no assurance that the suspension will be extended further. If it is not extended further, the date by which we need to comply with the $1.00 minimum bid price will be October 2009. If we do not comply by such date, we may choose between: (i) delisting from the NASDAQ Global Market; (ii) transferring from the NASDAQ Global Market stock exchange to the NASDAQ Capital Market stock exchange, which will grant us with an additional 180 day period to re-gain compliance with the $1.00 minimum bid price by no later than April 2010; or (iii) taking other actions to avoid the de-listing of our shares, such as performing a reverse stock split of our shares. A delisting of Tower’s ordinary shares could negatively impact us by reducing our ordinary shares’ liquidity and market price and the number of investors willing to hold or acquire Tower’s ordinary shares and our available sources to finance our on-going operations.

If Tower’s share price falls below the share’s nominal value we may encounter difficulties raising funds by way of issuance of our ordinary shares

        If Tower’s shares trade at a market price that is lower than the share’s nominal value of NIS 1.00 (approximately $0.25 at current exchange rates) it may be difficult to raise funds through the issuance of ordinary shares. The Israeli Companies Law does not allow a company to issue shares at a price lower than the share’s par value unless the company can offset the difference between the nominal value of the share and the market price by moving a portion of its current or accumulated profits (as defined by the Israeli Company Law) to paid-in capital to make up for such difference. Due to us not having current or accumulated profits, we would most probably not be able to do this and would therefore not be able to issue new ordinary shares at a price below NIS 1.00.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

        All of Tower’s manufacturing facilities and most of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, Tower’s manufacturing facilities are located exclusively in Israel, which has been experiencing terrorist activity and military action. We could experience serious disruption of our manufacturing in Israel if acts associated with this conflict result in any serious damage to Tower’s manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our Israeli personnel to perform military service.

        In the event of severe unrest or other conflict, Israeli individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future. Many male Israeli citizens, including most of Tower’s employees, are subject to compulsory military reserve service through middle age. Our operations in Israel could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

Our operations may be affected by negative economic conditions in Israel.

        Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations in Israel could be adversely affected if the economic conditions in Israel deteriorate. In addition, Israel has experienced several general strikes and other work stoppages, affecting banks, government offices, airports and ports. These strikes have had an adverse effect on the Israeli economy and on businesses, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

        We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2009. If the exemption is not renewed and we are forced to close any or all of the Israeli facilities for this period each week, our financial results and business will be harmed.

If we are considered to be a passive foreign investment company, either presently or in the future, US Holders will be subject to adverse US tax consequences.

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, US or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a US Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a US Holder, any gain recognized by a US Holder on a disposition of our ordinary shares would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our US Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a US Holder to make a timely QEF election, unless the US Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. US Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for US Holders who made a timely QEF or mark-to-market election.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

        Tower is incorporated in Israel. Most of Tower’s executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of Tower’s assets (excluding its U.S. subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against Tower or any of these persons, in US or Israeli courts based on the civil liability provisions of the US Federal securities laws, except to the extent that such judgment could be enforced in the U.S. against Tower’s U.S. subsidiaries. Additionally, it may be difficult for you to enforce civil liabilities under US Federal securities laws in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

        A. HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide design services and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

        We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs. We are currently focused on the emerging opportunities in the fields of CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings for use in these fields. Through our expertise and experience gained over fifteen years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support and services, competitive manufacturing indices, and dedicated customer service.

        Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies.

        In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek, Israel and adjacent to our first facility, Fab 1. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we developed and will develop independently or with development partners. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month. We have not completed the full ramp-up of Fab 2. The timing of that decision and its implementation will depend upon several factors, including, funding, and cost availability of equipment and market conditions.

        Our capital expenditures, net of Investment Center grants, for 2008, 2007 and 2006 of approximately $74 million, $91 million and $163 million, respectively, were made principally in connection with the construction of, and purchase of equipment and technology for, Fab 2.

        Tower’s legal and commercial name is Tower Semiconductor Ltd. Tower was incorporated under the laws of Israel. Tower’s manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Tower’s worldwide web site is http://www.towersemi.com. Information on Tower’s web site is not incorporated by reference in this annual report.

        Jazz

        In September 2008, Tower completed the merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc. Jazz Technologies and Jazz Semiconductor are collectively be referred to in this report as “Jazz”.

        Jazz Technologies, formerly known as Acquicor Technology Inc. was incorporated in Delaware on August 12, 2005 as a blank check company for the purpose of acquiring one or more domestic and/or foreign operating businesses in the technology, multimedia or networking sectors, which Jazz Technologies accomplished through the acquisition of Jazz Semiconductor in February 2007.

        Jazz is now an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz’s specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes, for the manufacture of analog and mixed-signal semiconductors. Jazz’s customers use the analog and mixed-signal semiconductor devices in products they design that are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California, in which it currently produces the majority of its products and in which all of Jazz’s process research and development is performed.

        B. BUSINESS OVERVIEW

INDUSTRY OVERVIEW – PROLIFERATION OF ANALOG AND MIXED-SIGNAL SEMICONDUCTORS AND THE GROWING NEED FOR SPECIALTY PROCESS TECHNOLOGIES

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

        Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities. These companies, such as Intel and IBM, are known as integrated device manufacturers, or IDMs. In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge. Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services. Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies and gain access to manufacturing process technologies and production capacity they do not possess. This need has been met by the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers. Foundry services are now used by nearly every major semiconductor company in the world, including IDMs as part of a dual-source, risk-diversification and cost effectiveness strategy.

        Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices, which require increasingly complex ICs. In addition to the increased complexity of designs, there has also been a dramatic increase in the number of applications for semiconductors. To compete successfully, semiconductor suppliers must also minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs are focusing more on their core competencies–design and intellectual property–and outsourcing manufacturing to foundries.

        The two basic functional technologies for semiconductor products are digital and analog. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of electronic products such as digital still cameras, X-Ray medical applications, flat panel displays, personal computers, cellular handsets, telecommunications equipment, consumer electronics, automotive electronics and industrial electronics. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices on a single chip to process both analog and digital signals.

        Integrating analog and digital components on a single, mixed-signal semiconductor enables smaller and more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property.

        As mentioned, mixed-signal ICs are an essential part of any electronic system that interacts with the real world. Our advanced analog CMOS process technologies have more features than standard analog CMOS process technologies and are well suited for higher performance or more highly integrated analog and mixed-signal semiconductors, such as high-speed analog-to-digital or digital-to-analog converters and mixed-signal semiconductors with integrated data converters. These process technologies generally incorporate higher density passive components, such as capacitors and resistors, as well as improved active components, such as native or low voltage devices, and improved isolation techniques, into standard analog CMOS process technologies. We currently have advanced analog CMOS process technologies in 0.5 micron, 0.35 micron, 0.25 micron, 0.18 micron 0.16 micron and 0.13 micron.

        The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced manufacturing offered by foundries. Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Thus, wafer manufacturers may also need to make a significant investment in specialty process technologies to manufacture these semiconductors. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, radio frequency CMOS (RF CMOS), CMOS Image Sensors (CIS), high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), and bipolar double-diffused metal oxide semiconductor (BCD).

        Foundries also offer competitive customer service through design, testing, and other technical services, often at a level previously found only at an IDM’s internal facilities.

        The economic crisis that started at mid Q3 2008 caused a decrease of 40% in the demand for semiconductor products. Recovery of this market will depend on the recovery of the overall economy

MANUFACTURING PROCESSES AND SPECIALIZED TECHNOLOGIES

        We manufacture ICs on silicon wafers, generally using the customer’s proprietary circuit designs. In some cases, we use third-party or our own proprietary design elements. The end product of our manufacturing process is a silicon wafer containing multiple identical ICs. In most cases, our customer assumes responsibility for dicing, assembly, packaging and testing.

        We provide wafer fabrication services to fabless IC companies and IDMs and enable smooth integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly integrated ICs to market rapidly and cost effectively. We believe that our technological strengths and emphasis on customer service have allowed us to develop unique positions in large, high-growth specialized markets for CMOS image sensors, RF, Power Management and High Performance mixed signal ICs. We serve as a sole source or alternative provider of foundry services.

        We manufacture specialty process technologies, mostly based on CMOS process platforms with added features to enable improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers who use our specialty process technologies cannot easily move designs to another foundry because the analog characteristics of the design are dependent upon its implementation of the applicable process technology. The relatively small engineering community with specialty process know-how has also limited the number of foundries capable of offering specialty process technologies.

        In addition, the specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. We believe that our specialized process technologies combined with Design Enablement capabilities distinguish our IC manufacturing services and attract industry-leading customers.

        We believe that we are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last fifteen years. We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications. Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers for our facilities who seek to work with a proven provider of foundry services. Our emphasis on working closely with customers and accelerating the time-to-market of our customers’ next-generation products is also reflected in our corporate structure. As a result, we have a high customer retention rate and an increase in new customers and new products for production.

        We derived approximately 67% of our revenues for the year ended December 31, 2008 from our target specialized markets: CMOS image sensors, Wireless communication, RF-SiGe, High performance analog and Power ICs. We are highly experienced in these markets, being an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies.

        The specific process technologies that we currently focus on include: CMOS Image Sensors (CIS), Advanced Analog CMOS, Radio Frequency CMOS (RF CMOS), Radio Frequency Identification (RFID), Bipolar CMOS (BiCMOS), Silicon Germanium (SiGe BiCMOS), High Voltage CMOS, and Bipolar CMOS double-diffused metal oxide semiconductor (BCD).

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

        In addition, our innovative “stitching” technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.

        We are currently actively involved in the high-end sensor and applications specific markets, which include applications such as high end video, industrial machine vision, dental X-Ray, medical X-Ray and automotive sensors.

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

        For the X-Ray market, we developed stitched technology in Fab2 on 0.18micron process and a variety of 15 to 150-micron pixels that are optimized for X-Ray applications. These pixels are used by our customers in dental and other medical X-Ray products. During 2007 and 2008 five of our dental sensor customers ramped numerous products into mass production, mainly using our Fab2 8” 0.18 micron process.

        The stitched technology that was developed for Fab 2 during 2006 provided us with the ability to manufacture large sensors (up to one die per wafer) on 8” wafers using state of the art, 0.18-micron CMOS image sensor technology. In 2007 and 2008, we had several new orders from customers whose products are based on this technology.

        In December 2007, we established a partnership with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, to develop, market and sell X-ray detectors for medical applications. The detectors’ intended use is for radiography/fluoroscopy, cardiology, angiography, mammography and similar large-size X-ray modalities. Our first 5” x 6” sensor prototype has been exhibiting outstanding results compared to any other technology currently used in the medical market.

RF CMOS

        In recent years, more and more designers opt to develop high frequency products based on RF CMOS technologies. The superior cost structure of CMOS technologies enables high volume, low cost production of such high frequency products. We used our mixed signal expertise to leverage and develop processes and provide services for customers utilizing CMOS technologies and need high frequency performance.

        Our RF CMOS process technologies have more features than advanced analog CMOS process technologies and are well suited for wireless semiconductors, such as highly integrated wireless transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron and 0.18 micron and have announced availability of a 0.13 micron process.

BiCMOS for RF and High Performance Analog

        Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for RF semiconductors such as wireless transceivers and television tuners. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized and require enhanced tool capabilities to achieve high yield manufacturing. We currently have a 0.35 micron BiCMOS process technology.

        Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, television tuners and power amplifiers. These process technologies generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve speeds using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few silicon manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have SiGe BiCMOS process technologies at 0.35 micron and 0.18 micron and develop a 0.13 micron SiGe BiCMOS process.

Power and Power Management ICs

        Our high voltage CMOS and BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage & low Rdson CMOS offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron, and BCD offerings in 0.5 micron. We are working to extend the high voltage options and integrate the BCD process technology into our more advanced Power Management technology nodes (0.35 and 0.18 micron) to enable higher levels of analog integration at voltage ranges that are suitable for automotive electronics and line power conditioning for consumer devices.

        In addition, we have developed a unique, zero mask adder NVM solution specifically for Power and Power Management devices on our 0.18um platform. This, combined with our scalable model for LDMOS devices makes our Power Management platform very attractive in the Power IC market.

        We continue to invest in technology that helps improve the performance and integration level and reduce the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating more advanced features in our specialty CMOS processes that are currently not readily available. Examples of such features currently under development include technologies aimed at integrating Micro-Electro-Mechanical-System (MEMS) devices with CMOS, adding Silicon-on-Insulator (SOI) substrates to enable increased integration of RF and analog functions on a single die and scaling the features we offer today to the 0.13 micron process technology.

CUSTOMERS, MARKETING AND SALES

        Our marketing and sales strategy seeks to aggressively expand our global customer base. We have marketing, sales and engineering support personnel in the United States, Taiwan and Israel. Our marketing and sales staff is supported by independent sales representatives, located throughout the world, who have been selected based on their understanding of the semiconductor marketplace. In November 2007, we opened a representative office in Taiwan to support our increasing presence throughout the Asia Pacific region. Our representative office provides applications and logistical support to our existing customers. This representative office also performs marketing activities aimed at the local market to increase our customer base.

        Our sales cycle is generally 8-26 months or longer for new customers and can be as short as 8-12 months for existing customers. The typical stages in the sales cycle process from initial contact until production are:

—	technical evaluation;

—	product design to our specifications including integration of third party intellectual property;

—	photomask - design and third party photomask manufacturing;

—	silicon prototyping;

—	assembly and test;

—	validation and qualification; and

—	production.

        The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs). A substantial portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders, some of Tower’s shareholders and a number of Taiwanese companies that preferred our solution to the solutions that were offered locally. During the year ended December 31, 2008, we had five significant customers who contributed 17%, 13%, 9%, 8% and 5% of our revenues, respectively. In 2007, Tower had seven significant customers who contributed 29%, 13%, 11%, 7%, 5%, 5% and 5% of Tower’s revenues, respectively.

        The percentage of our revenues from customers located outside the United States was 31%, 25% and 23% in the years ended December 31, 2006, 2007 and 2008, respectively. Although most of our revenues are from US-based customers, we expect a substantial portion of our revenues to continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2008	2007	2006

United States	77%	75%	69%
Israel	5%	7%	7%
Asia-Pacific	11%	10%	16%
Europe	7%	8%	8%

Total	100%	100%	100%

        We publish press releases, opinion editorials, whitepapers, perform presentations, participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and attend and exhibit at a number of industry trade shows to promote our products and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis.

        A few of our major customers purchase services and products on a contract basis. Most other customers purchase using purchase orders. We price our products for these customers on a per wafer or per die basis, taking into account the complexity of the technology, the prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most of our customers usually place their orders only two to four months before shipment; however a few of our major customers are obligated to provide us with longer forecasts of their wafer needs.

        Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets including wireless and high-speed wireline communications, consumer electronics, automotive and industrial. We manufacture products that are used for high-performance applications such as transceivers and power management for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; focal plan arrays for imaging applications; controllers for power amplifier chips in cellular phones and wireline interfaces for switches and routers.

Competition

        The global semiconductor foundry industry is highly competitive. The major independent pure-play foundries are Taiwan Semiconductor Manufacturing Corporation, United Microelectronics Corporation, Chartered Semiconductor Manufacturing Ltd. and Semiconductor Manufacturing International Corp. These four foundries focus on 12” deep-submicron complementary metal oxide semiconductor (CMOS) processing. The rest of the foundry industry generally targets more specialty process technologies and includes emerging and existing Chinese, Korean and Malaysian foundries. The primary specialty foundries we compete with are Vanguard, DongBu, X-Fab, He Jien Technology, ASMC, CSMC, Grace, HHNEC, and Silterra. In addition, there are IDMs and end-product manufacturers that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations. Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to other companies involved in the design and manufacture of ICs. The principal elements of competition in the wafer foundry market are:

—	technical competence;

—	production quality;

—	time-to-market & manufacturing cycle time;

—	available capacity;

—	device yields;

—	design and customer support services;

—	access to intellectual property;

—	price;

—	management expertise;

—	strategic relationships;

—	research and development capabilities; and

—	stability and reliability of supply in order to be a trusted supplier.

        Many of our competitors have greater manufacturing capacity, multiple manufacturing facilities, a more diverse and established customer base, greater financial, marketing, distribution and other resources and a better cost structure.

        We seek to compete primarily on the basis of advanced specialty technology, breadth of product offering, production quality, technical support and services involving design, engineering support and manufacturing. We have a differentiated service offering and track record in specialized markets, which enables us to effectively compete with larger foundry service providers.

        We broadly compete with the pure-play technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Company, United Microelectronics Corporation, Semiconductor Manufacturing International Corporation and Chartered Semiconductor Manufacturing Ltd., which, in addition to providing leading edge complementary metal oxide semiconductor (CMOS) process technologies, also have capacity for some specialty process technologies. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM. In addition, several new dedicated foundries have commenced operations and may compete directly with us. Many of our competitors have higher capacity, longer operating history, longer or more established relationships with their customers, superior research and development capability and greater financial and marketing resources than us. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

        IBM competes in both the standard CMOS segment and in specialty process technologies. In addition, there are a number of smaller participants in the specialty process arena. We believe that most of the large dedicated foundry service providers compete primarily in the standard CMOS segment, but they also have capacity for specialty process technologies.

        In addition, prior to Jazz’s separation from Conexant Systems, Inc. (“Conexant”) in 2002, Conexant entered into a long-term licensing agreement with Taiwan Semiconductor Manufacturing Company under which Taiwan Semiconductor Manufacturing Company licensed from Conexant the right to manufacture semiconductors using Conexant’s then existing 0.18 micron or greater SiGe BiCMOS process technologies. Taiwan Semiconductor Manufacturing Company publicly announced in 2001 that it planned to use the licensed technology to accelerate its own foundry processes for the networking and wireless communications markets. Since Jazz’s formation, Jazz has made improvements in its SiGe BiCMOS process technology. Jazz has not licensed any of these improvements to Taiwan Semiconductor Manufacturing Company. In the event Taiwan Semiconductor Manufacturing Company determines to focus its business on the SiGe BiCMOS market, it may use and develop the technology licensed to it in 2001 to compete directly with Jazz in the specialty market, and such competition may harm our business.

        As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

        Additionally, some semiconductor companies have advanced their complementary metal oxide semiconductor designs to 90 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our existing customers or new customers choose to design their products using these CMOS processes our business may suffer.

        There can be no assurance that we will be able to compete effectively on the basis of all or any of these elements. Our ability to compete successfully may depend to some extent on factors outside of our control, including industry and general economic trends, import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in its industry, its business and results of operations will be harmed.

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

        Circuit Design. IC production begins when a fabless IC company or IDM designs the layout of a device’s components and designates the interconnections between each component. The result is a pattern of components and connections that defines the function of the IC. In highly complex circuits, there may be more than 35 layers of electronic patterns. After the IC design is complete, we provide these companies with IC manufacturing services.

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

Procurement and Sourcing

        Our manufacturing processes use many highly specialized materials, including silicon wafers, chemicals, gases, photomasks and various metals. These raw materials generally are available from several suppliers. In many instances, we purchase raw materials from a single source to obtain preferred pricing. In those cases, we generally also seek to identify, and in some cases qualify, alternative sources of supply.

        In addition, Jazz has agreements with several key material suppliers under which they hold similar levels of inventory at Jazz’s warehouse and fab for its use. Jazz is not under any obligation under these agreements to purchase raw material inventory that is held by its vendors at its site until Jazz actually uses it, unless Jazz holds the inventory beyond specified time limits.

RESEARCH AND DEVELOPMENT

        Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce to production advanced process technologies that meet our customers’ needs. Our process development strategy relies on CMOS process platforms that we license and transfer from third parties or develop ourselves.

        From time to time, at a customer’s request, we develop a specialty process module, which we use for such customer on an exclusive basis, and, if permitted under our agreements with such customer, we then add it to our process offering. Such developments are very common in all of our special process technologies noted above. In 2004, in response to market demand, we introduced a 0.16-micron optical shrink solution which represents a 10% linear shrink from our existing 0.18-micron offering while utilizing virtually the same 0.18-micron libraries and IP. The shrink allows a 15 to 20 percent die size reduction and a potentially higher wafer ASP and lower die cost. Applications include industry standard CMOS logic and some mixed-signal technologies. This 0.16-micron technology is currently in production.

        Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us with some participation by the Israeli Office of the Chief Scientist, or OCS. Accordingly, we are subject to restrictions set forth in Israeli law which limit the ability of a company to manufacture products or to transfer technologies outside of Israel, if such products or technologies were developed with OCS funding. Research and development expenses for the years ended December 31, 2006, 2007 and 2008 were $15.0 million, $13.8 million and $15.0 million, net of government participation of $1.9 million, $2.6 million and $1.7 million, respectively. As of May 31, 2009, we employed 173 professionals in our research and development departments, 36 of whom have PhDs. In addition to our research and development department located at our facilities in Migdal Haemek, we maintain a design center in Netanya, Israel and in New-port Beach California.

        Jazz’s research and development activities seek to upgrade and integrate manufacturing technologies and processes. Although Jazz emphasizes firm-wide participation in the research and development process, it maintains a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of its customers. A substantial portion of Jazz’s research and development activities are undertaken in cooperation with its customers and equipment vendors. Due to the rapid changes in technology that characterize the semiconductor industry, effective research and development is essential to Jazz’s success. Jazz plans to continue to invest significantly in research and development activities to develop advanced process technologies for new applications.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

        Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.

        As of May 31, 2009, Tower held 81 patents. Tower has entered into various patent licenses and cross-licenses with technology companies including Toshiba, Freescale, Synopsys, ARM, Chipidea Microelectronics, Virage Logic, Impinj and others. Tower may choose to renew its present licenses or obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

        Tower constantly seeks to strengthen its technological expertise through relationships with technology companies and silicon suppliers. Tower seeks to expand its core strengths in CMOS image sensors, embedded flash and mixed-signal technologies by combining its proprietary technology with those of other technology companies. A main component of Tower’s process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading designers, such as Freescale and Toshiba, and further develop specialized processes through Tower’s internal design teams. The licensing of these technologies has enormously reduced Tower’s internal development costs.

        As of May 31, 2009, Jazz had 143 patents in force in the United States and 27 patents in force in foreign countries. Jazz also had 24 pending patent applications in the United States, 23 pending patent applications in foreign countries and no patent pending applications under the Patent Cooperation Treaty.

        Jazz’s expired patents generally related to legacy technologies that were developed by its predecessors, namely Rockwell. Due to the rapid pace of technological changes and advancement in the field of semiconductor fabrication and processing, Jazz does not believe that the expiration of these patents materially affects its competitive position.

        Jazz Semiconductor entered into a technology license agreement that grants to it worldwide perpetual license rights from PolarFab regarding certain process technologies that it intends to incorporate into its BCD process technologies for the manufacture of wafers by Jazz for its customers and customers of PolarFab. Jazz also entered into an associated technology transfer agreement for such processes. Jazz is able to adapt, prepare derivatives based on, or otherwise exploit the licensed technology, however, Jazz is restricted from using certain licensed BCD process technologies with respect to motor controllers for hard disk drives. Jazz is also able to sublicense the process technologies to ASMC, HHNEC and any of its future manufacturing suppliers to manufacture for Jazz and its customers.

        In connection with Jazz Semiconductor’s separation from Conexant in 2002, Conexant contributed to Jazz Semiconductor a substantial portion of its intellectual property, including software licenses, patents and intellectual property rights in know-how related to its business. Jazz Semiconductor agreed to license intellectual property rights relating to the owned intellectual property contributed to Jazz Semiconductor by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and to sell such products, but must obtain Jazz Semiconductor’s prior consent to sublicense these rights for the purpose of enabling that third party to provide semiconductor fabrication services to Conexant.

        Our ability to compete depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of its technologies or alleging infringement of their other intellectual property rights. We expect that it will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm us.

Foundation IP Blocks

        To better serve our customers design needs using advanced CMOS processes and mixed-signal, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non volatile memory design components. These components are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memories arrays, mixed-signal and non-volatile memory design blocks. To achieve optimal performance, all of these components must be customized to work with our manufacturing process. These components are used in most of our customers’ chip designs.

        We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc. and Mentor Graphics Corp., leading suppliers of electronic design automation tools, and also licensed technology from ARM Holdings plc and Synopsys, Inc., leading providers of physical intellectual property components for the design and manufacture of semiconductors. Through these relationships, we provide our customers with the ability to simulate the behavior of our processes in standard electronic design automation, or EDA, tools. To provide additional functionality in the design phase, we offer our customers, standard and proprietary models within design kits that we have developed. These design kits, which collectively comprise our design library, or design platform, allow our customers to quickly simulate the performance of a semiconductor design of our processes, enabling them to refine their product design before actually manufacturing the semiconductor.

        The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design platform. At the initial design stage, our customers’ internal design teams use our proprietary design kits to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. Our engineers, who typically have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. We believe our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represents one of our competitive strengths.

        Synopsys. In June 2001, we entered into an agreement with Synopsys (formerly, Avant!) under which Synopsys developed libraries for Tower’s 0.18-micron process technology. Multiple customers use the Synopsys libraries in producing their ICs at our company. In 2004, we entered into a set of comprehensive technology transfer and license agreements with Synopsys that provide us with broad rights to use Synopsys’ library technology in multiple process technology generations including 0.18 micron and 0.13 micron. Under these agreements, we were given the right to develop, customize, validate and characterize libraries based on Synopsys’ library technology and to distribute such libraries. These agreements place us in a superior position of having in-house capability to serve our customers’ needs. Certain parts of the 2004 license agreements relating to support services provided by Synopsys were terminated according to an agreement signed between the parties in July 2007.

        ARM Limited. In 2002 and subsequently in 2004 and 2006, we entered into license agreements with ARM Limited (formerly, Artisan Components and ARM Inc.) under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies and ARM licenses its libraries to our customers free of charge. Multiple customers use the ARM libraries in their chip design for manufacturing at our company. The ARM libraries include, among others, standard cells, general purpose and specialty input-output cells and memory generators.

        Virage Logic. In 2002 and subsequently in 2004 and in 2006, we entered into license agreements with Virage Logic under which we received a license to a suite of library products for our 0.18-micron and 0.13-micron process technologies, respectively. These library products are available for licensing by our customers, and with respect to most of the 0.13-micron library products, free of a license charge. Virage offers a variety of SRAM and ROM memory compilers on both process technologies, and also offers standard cells, general purpose and specialty input-output cells libraries in the 0.13-micron technology. Presently, multiple customers’ products that use Virage Logic’s memory products are in production at Fab 2. In addition, our license agreements with Virage Logic from 2002 and 2006 have also introduced Virage Logic’s patented Nonvolatile Electrically Alterable embedded memories for production on our 0.18-micron CMOS logic process. Currently, customers’ products that use Virage Logic’s non-volatile memory products are in production at Fab 2. We have selected and qualified these memories for our process to help our customers meet their application requirements for cost-effective embedded non-volatile memory for security, encryption, unique device identification, analog trimming, silicon repair and flexible program store.

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

        Impinj Inc. In 2005, we entered into a development and license agreement with Impinj Inc. under which Impinj is developing its AEON® non-volatile memory (NVM), in parallel architecture, based on its patented Self-Adaptive Silicon® technology, for production on our 0.13-micron CMOS logic process. We chose Impinj’s cost-effective NVM to help our customers’ products meet their application requirements for embedded non-volatile memories. Primary applications for Impinj’s AEON parallel architecture include analog trimming, digital rights management and wireless controllers. In 2007, Impinj’s AEON®/MTP Parallel Architecture NVM cores became available in our 0.13-micron logic process.

Image Sensor Technologies

        We developed, both independently and together with our customers, basic pixel intellectual property to be used by those customers in the manufacturing of our CMOS image sensor products.

        C. ORGANIZATIONAL STRUCTURE

        The legal and commercial name of our company is Tower Semiconductor Ltd. Tower was incorporated under the laws of the State of Israel in 1993. Tower Semiconductor USA, Inc. is a wholly-owned subsidiary incorporated in the United States.

        In September 2008, we completed the merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of the Company.

        D. PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

Fab 1

        We acquired our Fab 1 facility from National Semiconductor in 1993, which had operated the facility since 1986. We occupy the facility pursuant to a long-term lease from the Israel Lands Authority that expires in 2032.

        Due to the sensitivity and complexity of the semiconductor manufacturing process, a semiconductor manufacturing facility requires a special “clean room” in which most of the manufacturing functions are performed. Our Fab 1 facility includes an approximately 51,900 square foot clean room.

        Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity, using our 1.0 micron to 0.35-micron processes, including specialized processes. Fab 1 is also manufacturing products for Siliconix Incorporated and Siliconix Technology C.V under a long term foundry agreement that we entered into in May 2004 using process technology that Siliconix transferred to us. The parties amended this foundry agreement during the first quarter of 2008 and further amended it during 2009, mainly to revise the terms of the purchase of trench products as well as transfer additional differentiated product platforms to Tower for manufacturing.

        Our exact capacity is variable and depends on the combination of the processes being used and the product mix being manufactured hence, it may be significantly lower at certain times as a result of certain of our combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area within the building shell of Fab 1.

Fab 2

        In January 2001, we commenced construction of Fab 2, our advanced wafer fab adjacent to Fab 1 in Migdal Haemek. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049.

        Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and a 0.18-micron process technology we licensed from Toshiba, as well as 0.13-micron process technology we licensed from Freescale. Fab 2 is also manufacturing products in 0.35-micron process technology that International Rectifier Corporation (“IR”) transferred to us under a long term foundry agreement that we entered into in September 2006, which was further amended during 2009, mainly to revise the terms of the purchased quantities. During the fourth quarter of 2007, we began volume production of products for IR.

        The overall clean room area in Fab 2 is approximately 100,000 square feet. We began volume production at Fab 2 during the third quarter of 2003. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month.

        Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion. Capital expenditures in 2008, 2007 and 2006 were approximately $74 million, $91 million and $163 million, respectively. Capital expenditure for the years 2008, 2007 and 2006 years were not deducted by related Investment Center grants.

        We have registered liens in favor of the State of Israel and our banks on substantially all of our present and future assets, including Fab 1 and Fab 2 (see “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Fab 2 Agreements – Credit Facility”).

Newport Beach

        Jazz’s headquarters and manufacturing facilities are located in Newport Beach, California. Jazz leases the use of these facilities from Conexant under non-cancellable operating leases that expire March 12, 2017 and it has the option to extend each lease for two consecutive five-year periods after March 12, 2017. Jazz and Conexant executed amendments to the leases which provide that Jazz’s headquarters office may be relocated once to another building within one mile of its current location at Conexant’s option and expense, subject to certain conditions.

        The following table provides certain information as to Jazz’s principal general offices, manufacturing and warehouse facilities:

Property Location	Use	Floor Space

Newport Beach, California	Headquarters office	68,227 square feet

Newport Beach, California	Manufacturing facility	320,510 square feet

        We expect these office and warehouse facilities to be adequate for our business purposes through 2009 and expect additional space to be available to use on commercially reasonable terms as needed.

ENVIRONMENTAL QUALITY MATTERS AND CERTIFICATIONS

        We have placed significant emphasis on achieving and maintaining a high standard of manufacturing quality. Our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations.

        In addition, Jazz’s operations are subject to strict regulation and periodic monitoring by the United States Environmental Protection Agency along with several state and local environmental agencies in the U.S.

        We believe that we are currently in compliance in all material respects with applicable environmental laws and regulations.

        In November 2004, Tower received ISO 14001 certification from The Standards Institution of Israel. A series of international standards on environmental management, ISO 14000 provides a framework for the development of an environmental management system and the supporting audit program. ISO 14001 is the cornerstone standard of the ISO 14000 series. It specifies a framework of control for an environmental management system pursuant to which an organization can be certified by a third party. The ISO 14001 certification applies to all of Tower’s manufacturing facilities. Tower’s authorized design center in Netanya, Israel also received certification.

        In December 2004, Tower received the OHSAS 18001 certification from the Standard Institution of Israel, which provides the framework of control for Safety and Health. This certification covers all of Tower’s activities and departments.

        In November 2005, Tower achieved ISO/TS 16949 certification from the UK-based National Quality Association pertaining to the manufacturing processes, work procedures and product performance meeting the requirements of the automotive industry. This quality management system standard certification covers all of Tower’s departments and activities.

        In March 2006, Tower achieved ISO 17799 certification from The Standards Institution of Israel for the high quality of Tower’s security technology and implementations, covering all of Tower’s departments and activities.

        In 2004, Tower achieved ISO 9000:2001 certification from The Standards Institution of Israel for all quality systems and processes, covering all of Tower’s departments and activities. This certification is renewed annually pursuant to extensive audits performed by the SII.

        Jazz seeks to attract and retain leading international and domestic semiconductor companies as customers by establishing and maintaining a reputation for high quality and reliable services and products. Jazz’s Newport Beach, California fab has achieved ISO9001:2000 certification and has also obtained certification for implementing the standard requirements of ISO 14001:2004, ISO/IEC 27001:2005, the specification OHSAS 18001:2007 and ISO/TS 16949:2002. ISO9001:2000 sets the criteria for developing a fundamental quality management system. This system focuses on continuous improvement, defect prevention and the reduction of variation and waste. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. ISO/IEC 27001:2005 replaces the previous BS7799 standard, and is the new global certification that focuses on security information management activities associated with the reduction of security breaches. OHSAS 18001:2007 is an internationally accepted specification that defines the requirements for establishing, implementing and operating an Occupational Health and Safety Management System, which is a framework that allows an organization to consistently identify and manage operational risks, reduce the potential for accidents, help achieve compliance with health and safety legislation, and continually improve its performance.

        Jazz has implemented an environmental management system that assists Jazz in identifying applicable environmental regulations, evaluating compliance status and establishing timely waste preventive measures. Jazz has also obtained certification for implementing the standard requirements of ISO 14001:2004. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system.

        Jazz achieved ISO/TS 16949:2002 certification in 2008. ISO/TS 16949:2002 is a Technical Specification written by the International Automotive Task Force (IATF) which aligns existing US, German, French and Italian automotive quality system standards within the global automotive industry. It specifies the quality system requirements for the design, development, production, installation and servicing of automotive-related products.

        Jazz implements quality assurance initiatives that are designed to ensure high yields at its facilities. Jazz tests and monitors raw materials and production at various stages in the manufacturing process before shipment to customers. Quality assurance also includes on-going production reliability audits and failure tracking for early identification of production problems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        A. OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2008 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). We recast the comparative prior year amounts included in our financial statements and in this report to US GAAP. Prior to the fourth quarter of 2007, we prepared our financial reports in accordance with generally accepted accounting principles in Israel and provided reconciliation to US GAAP in the notes to the financial statements.

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

        In September 2008, Tower completed its merger with Jazz Technologies in a stock for stock transaction. Upon the closing of the merger with Jazz, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of Tower, each outstanding warrant, option and convertible debentures to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of Tower. Effective September 19, 2008, Jazz’s common stock, warrants and units were no longer traded on the American Stock Exchange (AMEX).

        In consideration for the shares, options and warrants of Jazz, Tower issued approximately 34,256,292 ordinary shares 5,381,213 options and 59,459,423 warrants with a total value of $46.7 million (or $50.1 million including transaction costs). The per share value, as well as the value of the options and warrants, was calculated based on Tower’s stock price prevailing around May 19, 2008, the date of signing the definitive agreement of the merger and its announcement, in accordance with provisions of EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. The merger was accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method, Jazz was treated as the “acquired” company. The results of Jazz’s operations have been included in the consolidated financial statements for the period between September 19, 2008 and December 31, 2008 and its balance sheet was included as of December 31, 2008.

         As mentioned above, pursuant to the merger, Jazz’s outstanding warrants immediately prior to the effective time of the merger, became exercisable for Tower ordinary shares, at an exercise price of $2.78 per Tower ordinary share. The expiration date of the warrants is March 17, 2011.

        Tower may redeem the warrants in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption and if and only if, the last sales price of Tower’s ordinary shares equals or exceeds $4.72 per share for any 20 trading days within a 30 trading day period ending three business days before Tower sends the notice of redemption. The redeemable warrants are redeemable only at the discretion of Tower and as such in accordance with provisions of EITF 00-19, were classified in shareholders equity. For details regarding the convertible notes see below under “liquidity and capital resources”.

        During the year ended December 31, 2008, we had five significant customers who contributed between 5% to 17% of our revenues. In 2007, we had seven significant customers who contributed between 5% to 29% of our revenues. In 2006, we had seven significant customers who contributed between 5% to 23% of our revenues.

        The percentage of our sales from customers located outside the United States was 23%, 25% and 31% in the years ended December 31, 2008, 2007 and 2006, respectively. We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

Critical Accounting Policies

Revenue Recognition.

        The Company’s net revenues are generated primarily from manufacturing and sales of semiconductor wafers. The Company derives the remaining balance of net revenues from the sale of photomasks, engineering services and design-related services. The majority of the Company’s revenue is achieved through the efforts of its direct sales force.

        In accordance with generally accepted accounting principles, the Company recognizes revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance can reasonably be expected to conform to the specified acceptance provisions.

        Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until products are shipped to the customer, services are rendered or the capacity reservation period ends.

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

Depreciation and Amortization.

        We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation can have material impact on our results of operations. Depreciation and amortization expenses in 2008 amounted to $138.8 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method. During the second quarter of 2007, we reassessed the estimated useful lives of our machinery and equipment and as a result, effective as of April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years as estimated prior to such date. The change reflects our best estimate of the useful lives of our equipment and is also based on experience accumulated from Fab 1 and on recent trends in industry practices. We believe that the change better reflects the economics associated with the ownership of the equipment. Currently, we estimate that the expected economic life of our assets will be as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment – three to seven years; and (iii) the 0.18-micron and 0.13 micron technology – four years, with each amortization phases commencing on the date on which such Fab 2 manufacturing line became ready for its intended use. We expect that depreciation and amortization expenses will be approximately $137 million in 2009. Changes in our estimates regarding the expected economic life of Fab 2 assets, or a change in the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, might affect our depreciation and amortization expenses.

Impairment of Fixed Assets and Intangible Assets.

        Management reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to SFAS 144 and SFAS 142 for those assets that have definite useful lives, recoverability tests are performed based on undiscounted expected cash flows, SFAS 144 requires that when the asset is not recoverable an impairment loss should be computed based on the difference between the carrying amount of the assets (or asset group) and the fair value. The fair value in most instances will be determined using present value techniques applied to expected cash flows.

        Application of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) resulted in an impairment charge which was recorded during 2008.

        The fair values of the Machinery and Equipment were determined using expected cash flows discounted at discount rate commensurate with the risk involved in generating such cash flows.

Impairment of Goodwill

        Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed to as against the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Changes in the assumptions used in calculation of the fair value of the unit may have significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Tower Convertible Debentures.

        According to Accounting Principles Board Opinion No. 14 (“APB 14”), we are to allocate the proceeds from the sale of the securities to each security issued based on their relative fair value. We are required, according to SFAS 133, to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on the determination whether on a stand alone such conversion option would be classified in equity. If the option can be classified as equity no bifurcation is required. The analysis required under SFAS 133 involves the consideration of many factors and assumptions. Any changes in those factors or assumptions may have significant effect on determining whether embedded derivatives are required to be bifurcated and hence may affect our results of operations.

Initial Adoption of New Standards and Recently Issued Accounting Standards

        FAS 157-3

        In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

        The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

—	Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

—	Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

—	Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

—	The Company’s Assumptions and Nonperformance and Liquidity Risks – The use of the Company’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates” is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

—	Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

        We considered the guidance in this FSP in evaluating Tower’s and Jazz’s bank loans and certain of Tower’s and Jazz’s debt securities that are traded in inactive markets.

        EITF 07-5

        In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock. The Consensus was reached on the following three issues:

1.	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2.	How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3.	How an issuer should account for market-based employee stock option valuation instruments.

        This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

        We adopted this consensus effective January 1, 2009. We identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon the adoption were reclassified from equity to liability. These instruments include warrants and previously bifurcated conversion option, with either anti-dilution feature or with exercise price denominated in NIS. At the date of adoption and in accordance with transition provisions of the consensus, we measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

        The effect of the adoption on equity retained earning is as follows:

January 1, 2009 Dollars in Thousands

Additional paid in capital	$(14,065)
Retained earnings	12,800

Fair value reclassified to liability	$(1,265)

        The effect of the adoption of EITF 07-5 on our consolidated results of operations and net loss for the three months ended March 31, 2009 was immaterial.

        FSP APB 14-1

        Effective January 1, 2009, we adopted FSP No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB No. 14-1 applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The FSP is effective for the convertible debt issued by Jazz (the 8% convertible notes due 2011). The merger on September 19, 2008, as part of the purchase method, required us to fair value their convertible debt instrument. As a result, a new basis was determined to the convertibles of $108.6 million, the debt discount was $19.6 million. Upon adoption of the FSP, we evaluated the equity component as of the merger date and determined that it is immaterial. As such, we expect no impact on our consolidated results of operations or financial position resulting from the adoption of this FSP for periods following the merger.

        SFAS No. 161

        Effective January 1, 2009, we adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of SFAS No. 161 did not have any impact on our consolidated results of operations or financial position.

        SFAS No. 160

        In December 2007, the FASB issued SFAS No. 160,” Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. Since we currently have no minority interest, the adoption of this standard did not have any impact on our consolidated results of operations or financial position.

        FSP 142-3

        In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. We are currently evaluating the impact that FSP 142-3 will have, if at all, on our consolidated financial statements and disclosures.

        FSP FAS 107-1 and APB 28-1

        In April 2009 the FASB issued FASB staff position 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP applies to all financial instruments within the scope of Statement 107 held by publicly traded companies, as defined by Opinion 28 and are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

        FSP FAS 107-1 and APB 28-1 relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. We are currently evaluating the additional disclosure requirements of this FSP.

        FSP FAS 115-2 and FAS 124-2

        In April 2009 the FASB issued FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”) for investment in debt securities. This FSP applies to all entities and are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted.

        Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

        However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). We expect no impact on our consolidated results of operations or financial position resulting from the adoption of this FSP.

        FSP FAS 157-4

        In April 2009 the FASB issued FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is Effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

        FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement–to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

        FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly.

        We are currently evaluating the impact that this FSP will have, if at all, on our consolidated financial statements and disclosures.

Results of Operations

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated. The results for 2008 include Jazz’s results from September 19, 2008.

	Year Ended December 31,
	2008	2007	2006

Statement of Operations Data:
Total revenues	100.0%	100.0%	100.0%
Cost of total revenues	118.7	123.4	142.7

Gross loss	(18.7)	(23.4)	(42.7)
Research and development	5.9	6.0	8.0
Marketing, general and administrative	13.2	13.7	13.8

Write-off of in-process research and development	0.7	-	-
Merger related costs	0.2	-	-
Fixed assets impairment	47.9	-	-

Operating loss	(86.7)	(43.0)	(64.5)
Financing expense, net	(7.0)	(15.2)	(25.4)
Gain on debt restructuring	51.9	-
Other income (expense), net	(0.4)	0.0	0.3

Income tax provision	(0.2)	-	-

Loss	(42.3)%	(58.1)%	(89.6)%

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

        Revenues. Revenue for the year ended December 31, 2008 increased by 9.0% to $251.7 million from $230.9 million for the year ended December 31, 2007.

Following the successful merger with Jazz, the results above include Jazz’s results from September 19, 2008 which amount to $56.3 million.

        Cost of Total Revenues. Cost of total revenue for the year ended December 31, 2008 amounted to $298.7 million, compared with $284.8 million for the year ended December 31, 2007. This modest 4.9% increase in cost of revenue, which includes also the results of Jazz commencing September 19, 2008, was mainly attributable to a reduction in depreciation and amortization expenses and due to the previously announced cost reduction plan executed by the company. The decrease in depreciation and amortization expenses resulted from the change made by the Company in the estimated useful lives of its machinery and equipment in the second quarter of 2007 (and as a result, our machinery and equipment are depreciated over estimated useful lives of 7 years rather than 5 years) and from the fixed assets impairment in 2008, as detailed below.

        Gross Loss. Gross loss for the year ended December 31, 2008 was $47.0 million compared to a gross loss of $53.9 million for the year ended December 31, 2007. The decrease in gross loss was mainly attributable to the 9.0% increase in revenues and the lower depreciation and cost reduction plan as described above. A primary reason for the fact we have incurred gross loss is attributed to our manufacturing facilities which did not operate at their maximal utilization rates, which utilization rates were further reduced by a rate reduction trend commenced in the third quarter of 2008 following the worldwide economic downturn. As a result, and because fixed costs (including depreciation) represent a substantial portion of the operating costs of semiconductor manufacturing facilities, our revenue could not cover the entire cost of goods (including depreciation) and we operated at a gross loss.

        Research and Development. Research and development expenses for the year ended December 31, 2008 amounted to $15.0 million as compared to $13.8 million for the year ended December 31, 2007.

        Marketing, General and Administrative. Marketing, general and administrative expenses for the year ended December 31, 2008 amounted to $33.2 million as compared to $31.6 million for the year ended December 31, 2007.

        The relatively modest increase in research and development and marketing, general and administrative expenses, despite including the results of Jazz commencing September 19, 2008, was achieved due to the previously announced cost reduction plans.

        Write-off of in-process research and development and merger related costs, these one-time expenses, resulting from the merger with Jazz, amounted to $2.3 million in the year ended December 31, 2008.

        Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the year ended December 31, 2008. Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory, we determined that circumstances indicate that the carrying amount of our machinery and equipment may not be recoverable. We estimated the fair value of our machinery and equipment and determined that the carrying amounts exceed the fair values by $120.5 million and recorded a charge in that amount in 2008. The fair values of the machinery and equipment were determined using expected cash flows discounted at a discount rate commensurate with the risk involved in generating such cash flows.

        Operating Loss. Operating loss for the year ended December 31, 2008 was $218.1 million, compared to $99.3 million for the year ended December 31, 2007. The increase in the operating loss is mainly due to the above mentioned one time fixed assets impairment in the amount of $120.5 million. Operating loss excluding one-time items, which are comprised of $120.5 fixed assets impairment and $2.3 million write off of in process research and development and merger related costs, decreased by $4.1 million as compared to the year ended December 31, 2007.

        Financing Expense, Net. Financing expenses, net for the year ended December 31, 2008 were $17.6 million compared to financing expenses, net of $35.0 million for the year ended December 31, 2007. This decrease is mainly due to Tower’s debt restructuring detailed below, measuring at fair value of Tower’s loans and convertible debentures and due to lower interest on our long-term debt following the LIBOR rate decrease.

        Gain On Debt Restructuring. Gain on debt restructuring resulting from Tower’s definitive agreements with its Banks and Israel Corp. (sometimes referred to herein as “TIC”) as detailed below, was $130.7 million for the year ended December 31, 2008.

        Other Income (Expense), Net. Other expense, net, for the year ended December 31, 2008 was $0.9 million compared to other income, net of $0.1 million for the year ended December 31, 2007.

        Loss. Loss for the year ended December 31, 2008 was $106.4 million, compared to $134.2 million for the year ended December 31, 2007. This decrease is attributable mainly to $130.7 million gain on debt restructuring, $4.1million decrease in the above operating loss excluding one-time items and $17.4 million decrease in finance expenses which was partially offset by $120.5 million fixed assets impairment and $2.3 million one-time write-off of in-process research and development and merger related costs.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

        Revenues. Revenues for the year ended December 31, 2007 increased by 23.2% to $230.9 million from $187.4 million for the year ended December 31, 2006. This $43.4 million increase was mainly attributable to a higher volume of wafer shipments.

        Cost of Total Revenues. Cost of total revenues for the year ended December 31, 2007 amounted to $284.8 million, compared with $267.5 million for the year ended December 31, 2006. This increase of 6.4% in cost of revenues, which is relatively low in relation to the 23.2% increase in sales, which is mainly attributable to the Company’s cost structure of high level of fixed costs as a result of which with an increased volume of sales the Company can benefit and achieve reasonable margins for each incremental dollar of revenue. In addition we had a reduction in depreciation and amortization expenses as result of our reassessment of the estimated useful lives of our machinery and equipment, as described above. This change has been accounted for as a change in estimate and is applied prospectively. Total depreciation and amortization expenses included in cost of revenues was approximately $137 million for the year ended December 31, 2007, as compared to approximately $155 million for the year ended December 31, 2006, mainly attributable to the change in useful lives.

        Gross Loss. Gross loss for the year ended December 31, 2007 was $53.9 million compared to a gross loss of $80.1 million for the year ended December 31, 2006. The decrease in gross loss was mainly attributable to the 23.2% increase in revenues as compared to a 6.4% increase in cost of revenues as described above. A primary reason for the fact we have incurred gross loss is attributed to our manufacturing facilities which did not operate at their maximal utilization rates. As a result, and because fixed costs (including depreciation) represent a substantial portion of the operating costs of semiconductor manufacturing facilities, our revenue could not cover the entire cost of goods (including depreciation) and we operated at a gross loss.

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

        Financing Expense, Net. Financing expense, net for the year ended December 31, 2007 was $35.0 million compared to financing expenses, net of $47.6 million for the year ended December 31, 2006. This decrease is mainly due to the consummation of the debt restructuring with Tower’s banks which was closed in the third quarter of 2006, pursuant to which, approximately 30% of our then outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was reduced from the three month LIBOR rate plus 2.5% to the three month LIBOR rate plus 1.1%.

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

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2008, the exchange rate of the dollar in relation to the NIS decreased by 1.1%, and the Israeli Consumer Price Index, or CPI, increased by 3.8% (during the year ended December 31, 2007 there was a decrease of 9.0% in the exchange rate of the dollar in relation to the NIS and an increase of 3.4% in the CPI).

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

        Tower’s and Jazz’s bank loans mainly provide for interest based on a floating LIBOR rate, and we are therefore exposed to interest rate fluctuations. From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

        Part of Tower’s debentures are denominated in NIS linked to the Israeli CPI and therefore we are exposed to fluctuation in the NIS/dollar exchange rate. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will also increase.

        The quantitative and qualitative disclosures about market risk are in Item 11 of this annual report.

        B. LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2008, we had an aggregate of $34.9 million in cash and cash equivalents (including $27.6 million of Jazz’s cash and cash equivalents) as compared to $44.5 million we had as of December 31, 2007.

        During the year ended December 31, 2008, we raised $52.0 million through long-term loans, $20.0 million through capital notes in connection with the definitive agreements with Tower’s banks and TIC detailed below and generated a net amount of $12.6 million from our operating activities. The above mentioned liquidity resources financed the capital expenditure investments we made during the year ended December 31, 2008, which aggregated $87.2 million, mainly in connection with the purchase and installation of equipment for the ramp up of Fab 2 and the principal repayment of convertible debentures in the amount of $8.2 million.

        As of December 31, 2008, we presented in our balance sheet an aggregate of $216.8 million of debentures (the carrying amounts), of which $8.3 million are presented in current maturities and were fully paid in January 2009.

        As of December 31, 2008, we presented in our balance sheet loans from banks in the amount of $230 million, as compared to $380 million as of December 31, 2007. $7 million out of the $230 million loans were presented as short-term. This reduction in bank loans is mainly attributed to the definitive agreements signed with Tower’s banks and TIC in September 2008, according to which a material portion of Tower’s debt was converted into equity equivalent capital notes.

        Pursuant to these agreements: (i) $250 million of Tower’s debt was converted into equity capital notes, exercisable into Tower’s ordinary shares at $1.42 per share; (ii) TIC invested $20 million in the Company in exchange for equity equivalent capital notes of the Company exercisable into Tower’s ordinary shares at $0.71 per share. Furthermore, TIC committed to invest up to an additional $20 million under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount. In consideration for such investment, TIC received an amount of equity equivalent capital notes, exercisable into Tower’s ordinary shares, at a price of $0.26 per share. In addition, (i) the commencement date for the repayment of the remaining principal of the banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in 8 quarterly installments between September 2010 and June 2012; (ii) interest payments owed to the banks and originally due September 2008 through June 2009 were added to the remaining principal of the banks’ loans and will be paid in the same schedule; (iii) the interest rate on the remaining principal of the banks’ loans will be LIBOR plus 2.5% per annum; and (iv) the banks waived in full Tower’s compliance with financial covenants through the end of 2008, which waiver was later further extended by the banks until June 30, 2009.

        Until conversion, the above mentioned equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. For further details regarding the September 2008 definitive agreements with Tower’s banks and TIC see – “Fab 2 Agreements” below. See also Notes 1, 12B and 16 to the consolidated financial statements as of December 31, 2008.

        During the past years, we have experienced significant recurring losses, negative net cash flows and an increasing accumulated deficit We are working in various ways to mitigate our financial difficulties. Since the second half of 2005, we have increased our customer base, mainly in Fab 2, modified our organizational structure to better address our customers and to improve our market positioning, increased our sales activities, improved our quarterly and yearly EBITDA and cash flow from operations, increased our installed capacity level, raised funds and restructured our debt. See details in Notes 12B, 16A(3) and 17F-J to the 2008 audited consolidated financial statements. We have also diversified our customer base and strengthened our position in the industry through the merger with Jazz.

        The current worldwide economic downturn and the prevailing adverse market conditions in the semiconductor industry which commenced in 2008 (including global decreased demand, downward price pressure, excess inventory, unutilized capacity and the lack of availability of funding sources), may adversely affect our future financial results and position, including our ability to support our on-going operations and growth plans. We are working to mitigate the potential effect of this downturn through several measures, including completing the execution of the previously announced cost reduction plan, which is targeted at saving approximately $80 million on an annual run-rate, and exploring alternative sources of funding (such as a possible sale and lease-back of a portion of our real estate assets, sale of other fixed assets and/or intellectual property, licensing and the receipt of all or part of pending grants from the Israeli Investment Center). There is no assurance that we will be able to obtain sufficient funding from these or other sources to allow us to maintain our ongoing activities and operations. See also Notes 12B, 16A(3), 16A(6) and 17 F-J to the 2008 audited consolidated financial statements.

        For implications on our operations if we do not obtain Investment Center approval or generate increased levels of cash from operations or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see Item 3. Key Information – Risk Factors – Risks Affecting Our Business – “If the Investment Center will not release to us the pending and over-due grants …"; “Our business requires a significant amount of financing, and our business may be adversely affected if its sources of liquidity are unavailable or insufficient to fund its operations, or if such sources will not be available”; and “If Tower fails to comply with the repayment schedule…".

Fab 2 Agreements

Wafer Partner Agreement.

        During the years 2000 and 2001, we entered into various shares purchase agreements (“Wafer Partner Agreements”) with Wafer Partners to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250 million to purchase Ordinary Shares of the Company. According to the Wafer Partner Agreements, we agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

        In August 2006, we signed agreements with SanDisk, according to which: (i) SanDisk was committed to purchase volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal for a portion of our 0.13 micron capacity in 2009; (ii) SanDisk provided with a loan of approximately $10 million for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production. The loan bears interest at three-month USD LIBOR plus 1.1%. In 2008 we amended the agreement mainly to revise the terms of the loan repayments schedule. We granted SanDisk a first ranking charge on the equipment purchased with the amounts borrowed.

        Wafer Credits. In connection with their investments in Fab 2, we issued to our wafer partners non-transferable credits that may be used to reduce the cash amounts to be paid by them when paying for wafers manufactured in Fab 2. These credits could generally be used at a rate of 7.5% for purchases made through June 2005 and 15% for purchases made thereafter. Our wafer partners, SanDisk, Alliance and Macronix, agreed that they would not utilize any of their credits, for purchase orders of our wafer products until December 31, 2006. For orders placed from January 1, 2004 to December 31, 2006, each major wafer partner was entitled, every quarter, to convert into our ordinary shares its wafer credits that could have been utilized by such wafer partner against the actual payment of wafers manufactured at Fab 2 during such quarter; otherwise, these credits will bear interest payable every quarter at three-month LIBOR plus 2.5%. As of May 31, 2009, approximately $16 million of accumulated wafer credits had been converted into an aggregate of 10.4 million ordinary shares. No material changes were done in 2008.

        In 2006, we and one of the Primary Wafer Partners, entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized to December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.

        All of the ordinary shares issued to our wafer partners and Israel Corp. in connection with their committed investments are subject to registration rights and to a shareholders’ agreement applicable to shares held by SanDisk, Israel Corp. and Macronix.

Tower’s Credit Facility

        In January 2001, Tower entered into a credit facility with two leading Israeli banks, Bank Hapoalim B.M. and Bank Leumi Le-Israel, B.M., which was revised several times, under which Tower borrowed an aggregate of $557 million to fund the establishment and equipping of Fab 2 (“Facility Agreement”). The Facility Agreement has been most recently amended in September 2008, see below. As of December 31, 2008, Tower’s outstanding debt under this Facility Agreement was approximately $206 million, which carries interest at a rate of three-month USD LIBOR plus 2.5% per annum. For details, see below.

September 2008 Definitive Agreement with each of Tower’s Banks and TIC

        In September 2008, Tower signed and closed definitive agreements with its banks and TIC. Pursuant to the agreements: (i) $200 million of Tower’s debt to the banks was converted at a conversion rate of $1.42 into equity equivalent capital notes of the Company, exercisable into Tower’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of our public announcement regarding our debt conversion negotiations with Tower’s banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012; (iii) interest payments owed to the banks and originally due September 2008 through June 2009 were added to the remaining principal of the loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the loans was set to be LIBOR plus 2.5% per annum; (v) in an amendment to the facility agreement made in September 2006 Tower agreed to compensate the banks for a reduction of the applicable interest rate on the loans of 1.4% effective as of May 2006, by issuing them an additional number of shares (or equity equivalent capital notes or convertible debentures) on or about December 31, 2010, calculated based on the amount of decreased interest payments (the amounts payable in securities of the Company may be payable in cash under certain circumstances and may be reduced in the event the Company prepays any part of the outstanding loans). The amount of said compensation was revised pro-rata to the decreased loans; (vi) the banks waived in full Tower’s compliance with financial covenants through the end of 2008; (vii) $50 million of debt owed by Tower to TIC (consisting of $30 million owed under a credit line loan facility and $20 million of Tower’s convertible debentures series B held by TIC) were converted at a conversion rate of $1.42 into equity equivalent capital notes exercisable into Tower’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20 million in exchange for equity equivalent capital notes of the Company exercisable into Tower’s ordinary shares at $0.71 per share, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

        Furthermore, TIC committed to invest up to an additional $20 million under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount. In consideration for such investment, TIC received an amount of equity equivalent capital notes of the Company, similar to the other capital notes issued by the Company in connection with the September 2008 amendment of the facility agreement. The above mentioned equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

        As part of the definitive agreements with Tower’s banks and TIC, in 2008 Tower issued them equity equivalent capital notes exercisable into approximately 204 million ordinary shares of the Company with total value of $115 million, calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the definitive agreements. Such debt conversion resulted in a gain of $130.7 that was recorded in our statement of operations for 2008. In January 2009 Tower issued equity equivalent capital notes to TIC exercisable into approximately 77 million ordinary shares of the Company with total value of $20 million

Compliance with Financial Ratios and Covenants.

        Under the terms of its amended facility agreement, Tower must meet certain financial ratios, including mainly financial covenants relating to quarterly sales, quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), “life of loan coverage ratio” (which is the ratio of the Fab 2 net cash flow to the total debt related to Fab 2 in any quarter), ratio of debt to EBITDA and ratio of equity to assets. Under the terms of the amended facility agreement, satisfying these financial ratios and covenants is a material provision. According to the facility agreement, as amended, the banks waived Tower’s compliance with the financial covenants of the amended facility agreement through June 30, 2009.

        As of May 31, 2009, Tower was in full compliance with all of the covenants under the amended facility agreement, as amended to date.

        The amended facility agreement provides that if, as a result of any default, Tower’s banks were to accelerate the Company’s obligations, we would be obligated, among other matters, to immediately repay all loans made by the banks (which as of May 31, 2009 amounted to approximately $208 million) plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their liens against all of Tower’s assets.

        Under the terms of the amended facility agreement, (i) there are limitations on changes of ownership which generally require that, TIC hold a minimum of approximately 48 million of our ordinary shares (including shares issuable upon conversion of our convertible debentures), and (ii) TIC and our three largest wafer partners nominate a majority of our board of directors, subject to exceptions; and (iii) additional conditions and covenants, including restrictions on incurring debt and a prohibition on the distribution of dividends.

Bank’s Warrants

        In January 2001, Tower issued its banks warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, which expired in January 2006. In December 2003, pursuant to the November 11, 2003 amendment to the credit facility, we issued the banks additional five year warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008. In connection with the July 2005 amendment to the credit facility, Tower issued the Banks five year warrants to purchase an aggregate of 8,264,464 ordinary shares at a purchase price of $1.21 per share. Under the terms of the September 2006 amendment to Tower’s amended facility agreement, the warrants issued to the banks in 2003 and 2005 were extended to be exercisable until September 2011. In connection with credit line agreements entered into by Tower, its banks and TIC in 2007, Tower issued each of its banks and TIC warrants to purchase an aggregate of 5,411,764. The credit line agreements were terminated as part of the September 2008 definitive agreements with Tower’s banks and TIC, but the warrants remain outstanding.

Investment by Israel Corporation.

        In 2006, in connection with an amendment to the facility agreement made on September 2006, TIC invested $100 million in the Company for equity equivalent capital notes convertible into 65.8 million of the Company’s ordinary shares, at a price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). Such equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

        In 2007, in connection with Tower’s credit line agreements with its banks and TIC, Tower received from TIC a credit line for loans of $30 million, which credit line agreement was terminated as detailed above.

        As part of Tower’s September 2008 definitive agreements with its banks and TIC (i) an amount of $50 million of debt owed by Tower to TIC was converted into equity equivalent capital notes convertible into 35.2 million of Tower’s ordinary shares, representing twice the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 and (ii) TIC invested $20 million in the Company in exchange for equity equivalent capital notes of the Company convertible into 28.2 million of Tower’s ordinary shares, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008. In January 2009, following an additional investment by TIC of $20 million, Tower issued TIC equity equivalent capital notes convertible into 76.9 million of Tower’s ordinary shares.

        The equity equivalent capital notes contain provisions and terms which are similar to all other capital notes issued by the Company, and are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

Investment Center Grants

        In December 2000, the Israeli government’s Investment Center approved an investment program in connection with Fab 2. The approval certificate provides for government grants equal to 20% of qualified investments up to $1.25 billion (i.e., up to $250 million), subject to customary conditions and other conditions, including a requirement that approximately 30% of our Fab 2 funding consist of paid-in-capital and that $550 million of our Fab 2 funding be obtained by way of a credit facility from commercial banks (which amount was subsequently reduced to $500 million with the consent of the Investment Center). A lien is registered on Tower’s assets for the benefit of the Investment Center which ranks subordinate to that of Tower’s banks. The approval certificate also provides for a tax holiday on all taxable income related to Fab 2 for the first two years of undistributed profitable operations. As of today, Tower received $165 million in grants from the Investment Center, and satisfied in full the 30% requirement described above. As long as we comply with the terms of our approval certificate, we are not required to make royalty payments or any other payments under the terms of our Investment Center grants.

        To be eligible to receive grants, we were required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004 we received approval of our revised investment schedule from the Investment Center. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. In 2007, we submitted the final report in relation to the investments made through 2005 totaling $825 million out of the entire investment plan of $1.25 billion. The investment plan has been spread over additional years and was not completed through 2005 primarily due to the external economic conditions of the worldwide markets during 2001 through 2004 and the semiconductor industry in particular following the September 11, 2001 terrorist attack, as well as the outbreak of the Second Intifada (Israeli-Palestinian conflict) in September 2000, which lasted until 2003. We have therefore been holding discussions with the Investment Center to achieve satisfactory arrangements to approve an expansion plan to commence as of January 1, 2006. On numerous occasions, we have received assurances and commitments from governmental authorities that such an expansion plan will be approved pending positive recommendation of an economical audit by the Industrial Bank of the Investment Center. In 2005, at the Investment Center’s request, we submitted a revised business plan to the Investment Center and its Industrial Bank for the period commencing January 1, 2006, for which we have invested to date from January 1, 2006 through May 31, 2009, approximately $225 million in Fab 2 plant and equipment, hence as of May 31, 2009, $45 million of cash grants are pending and over-due. While the Industrial Bank of the Investment Center gave a positive recommendation, the governmental approval process has been protracted and as a result, in May 2008, we filed a petition with the Israeli High Court of Justice targeting an approval certificate from the Investment Center for the expansion plan. On June 24, 2008 the respondents (the Israeli Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor and the Investment Center) filed their response to the petition and on July 6, 2008, the Company filed its response to the response of the respondents. On July 7, 2008 the Court ordered that the proceeding be transferred to a three-judge panel. A hearing has been scheduled for October 2009. In August 2008, the Investment Center rejected our expansion plan request. In November 2008, we filed an appeal on this decision to the Israeli Ministerial Committee, which is comprised of the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor. A discussion of this committee has not yet been held. In parallel, Tower is holding discussions with the Investment Center and senior Governmental officials to obtain approval of the proposed expansion plan and/or find an alternative process to release the pending and over-due $45 million of cash grants to Tower. Currently Tower cannot estimate when it will receive the pending and over-due grants or when it will receive a formal response to its request for an expansion plan to commence as of January 1, 2006 or if the Investment Center will approve its request or will release the grants. If the Investment Center does not approve our request for an expansion plan, or otherwise release the pending and over-due grants, it will have a material adverse effect on Tower’s operations and financial condition, and Tower would likely be required to obtain financing from alternative sources, , in order to fund its on-going operations, which financing may not be available. Such financing sources may include potential opportunities for sale and lease-back of a portion of Tower’s real estate assets, sale of other fixed assets and/or intellectual property licensing. See Item 3. Key Information – Risk Factors – Risks Affecting Our Business “Risk Factors – If the Investment Center will not release to us the pending and over-due grants . . .”

Public Offerings and Private Placements

        Set forth below is a description of public and private offerings of securities completed by us since inception of our financing activity for Fab 2.

        Public Offering in Israel. January 2002. In January 2002, we completed a sale of units in Israel, composed of NIS 110,579,800 principal amount of convertible unsecured subordinated debentures and 2,211,596 options, resulting in net proceeds of approximately $21.5 million. Each debenture was NIS 1 in principal amount, and was adjusted to reflect increases in the Israeli Consumer Price Index and carried interest at a rate of 4.7% per annum, payable yearly commencing January 20, 2003. Principal was payable in four installments beginning in January of 2006 through January 2009. In January 2009, the last principal installment was paid, thereby redeeming the debentures in full. Prior to December 31, 2008, the debentures were convertible into ordinary shares at a conversion rate of one ordinary share per NIS 41 principal amount of debentures linked to the Israel Consumer Price Index. Each option was exercisable into one ordinary share until January 20, 2006 at an exercise price of NIS 39, linked to the Israel Consumer Price Index. All options expired and none have been exercised.

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

        Public Offering- January 2004. In January 2004, we completed an underwritten public offering in the United States of 11.4 million of our ordinary shares at a price to the public of $7.00 per share. The underwritten public offering resulted in net proceeds of approximately $75.1 million.

        Rights Offering 2005. In December 2005, we distributed in the United States and Israel transferable rights to purchase up to $50 million US dollar denominated debentures that are convertible into up to approximately 45.5 million of our ordinary shares. In connection with the exercise of these rights, through January 2006, we issued, in the aggregate, 48.2 million convertible debentures, with each debenture of $1.00 in principal amount, or a total of $48.2 million principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012. The debentures are convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The debentures contained a price protection anti-dilution provision, which expired in December 2006 without having been triggered. As part of Tower’s September 2008 definitive agreements with its banks and TIC, described above, a majority of the debentures held by TIC were converted into equity equivalent capital notes. Subject to the terms of Tower’s amended facility agreement, we may at our option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. The debentures and interest thereon are unsecured and rank behind Tower’s existing and future secured indebtedness. As of May 31, 2009 the outstanding principal amount of the convertible debentures was $10.7 million.

        Public Offering in Israel 2006. In June 2006, we completed an underwritten public offering of our securities on the TASE in Israel resulting in gross proceeds of approximately NIS 140 million (approximately $31 million). In the offering the following securities were issued, in the aggregate, (i) convertible debentures in the face amount of NIS 163,800,000 (approximately $36.7 million), (ii) 390,000 options each exercisable for three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount linked to the Israeli Consumer Price Index (“CPI”), (iii) 10,920,000 warrants each exercisable for three months ended September 27, 2006 for one ordinary share at a price of NIS 6.75 linked to the CPI and (iv) 5,460,000 warrants each exercisable for three years ending June 30, 2009 for one ordinary share at a price of NIS 7.40 (approximately $2.2), linked to the CPI. In addition, the Company sold the same securities through a private placement to its market maker in connection with the offering in consideration for NIS 526,000.

        The options and warrants described in (ii) and (iii) above expired in September 2006 and the warrants described in (iv) above expired on June 28, 2009. The convertible debentures were convertible into ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $2.0) principal amount of convertible debentures. The conversion price was subject to a reduction feature until June 2008, according to which the conversion rate of the debentures was reduced in July 2008 from NIS 8.4 to NIS 4.31 (approximately $1.05). The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). As of May 31, 2009 the outstanding principal amount of the convertible debentures was approximately $54.3 million.

        Private Placement in Israel 2006. In the fourth quarter of 2006, we received and accepted orders from Israeli investors in private placements for 11,615,000 Ordinary Shares and 5,227,500 warrants (“Series 5 Warrants”) in the aggregate. The price of the Ordinary Shares was equal to the closing price of our shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration. Total immediate gross proceeds amounted to approximately $22 million.

        Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to NIS 9.48 (approximately $2.46) linked to the CPI, reflecting a 25% premium to the market price of Tower’s shares at the date the prospectus was published.

        Private placement in the US – March 2007. In March 2007, we completed a private placement of our securities in which we sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29 million in gross proceeds. In the private placement, Tower’s issued approximately 18.8 million shares, warrants exercisable for approximately 9.4 million shares at an exercise price of $2.04 (subject to downward adjustments), exercisable until March 15, 2012 (“Series I Warrants”), and short-term warrants exercisable for approximately 18.8 million shares at an exercise price of $1.70, which was identical to the closing price of Tower’s ordinary shares on the NASDAQ on the trading day immediately prior to the closing of the private placement (“Series II Warrants”), exercisable until December 31, 2007. All of the Series II Warrants have expired by their terms without exercise.

        Long term debentures issued in Israel – 2007. In the second half of 2007, in a private placement with Israeli investors, we accepted orders for 342 units, resulting in gross proceeds of approximately NIS 167 million (approximately $40 million). Each unit was comprised of: (i) long-term non-convertible bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59,700) and carrying an annual interest rate of 8 percent; (ii) long-term convertible bonds repayable in December 2012 with a 17.2 NIS conversion price (approximately $5.2) and with a face amount of NIS 262,500 (approximately $62,700), carrying an annual interest rate of 8 percent, and (iii) 5,800 warrants, each exercisable until 2011, for one ordinary share at a price of $2.04. Principal and interest on the bonds, including the convertible bonds, are linked to the Israeli consumer price index, or CPI, and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances. The conversion price was subject to a reduction feature until June 2009, according to which the conversion rate of the debentures will be reduced in July 2009 from NIS 17.2 to approximately NIS 4.15 and the exercise price of the warrants will be reduced from $2.4 to $1.06.

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

        On January 2008 we expanded our series of long-term convertible debentures which were issued at 85% of par value in consideration for gross proceeds of approximately $1.4 million. As of May 31, 2009 the outstanding principal amount of the long-term convertible bonds amount was approximately $34.9 million and the amount of long-term non-convertible bonds was approximately $31.6 million.

        Shelf Registration Statement In January 2008, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40 million of securities which we may elect to offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008.

Jazz Loan Facility

        On September 19, 2008, Jazz Technologies entered into a second amended and restated loan and security agreement, as parent guarantor, with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor and Newport Fab, LLC, as borrowers, with respect to a three-year secured asset-based revolving credit facility for the total amount of $55 million, including up to $10 million for letters of credit. On December 31, 2008, Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations.

        Jazz’s borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the loan agreement. The maturity date of the facility is September 19, 2011, unless earlier terminated. Loans under the facility bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate (as defined in the loan agreement) plus a margin ranging from 2% to 2.5% per annum. The facility is secured by all of Jazz’s assets. Borrowing availability under the facility as of December 31, 2008 was $13.0 million in addition to outstanding borrowings of $27.0 million and $2.0 million in letters of credit committed under the facility on that date.

        The loan agreement contains customary covenants and other terms, including covenants based on EBITDA (as defined in the loan agreement), as well as customary events of default. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the loan agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2008, Jazz was in compliance of all the covenants under this facility.

        As of December 31, 2008, Jazz had borrowings of $27.0 million under its line of credit with Wachovia and had $13.0 million of additional availability under this credit line. As of December 28, 2007, Jazz had borrowings of $8.0 million under our line of credit with Wachovia and had $37.1 million of additional availability under this credit line.

        Jazz’s debt and obligations, including its obligations pursuant to the loan agreement, are not being guaranteed by Tower.

Jazz Convertible Notes

        Jazz has outstanding an aggregate of $128.2 million principal amount of convertible notes which bear interest at a rate of 8% per annum payable semi-annually and are due on December 2011. Jazz may redeem the Convertible Notes for cash on or after December 31, 2009 at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 2% in the year beginning December 31, 2009 until December 31, 2010 and 0% thereafter.

        Pursuant to the merger with Tower, each holder of the convertible notes immediately prior to the merger, has the right to convert such holder’s note into Tower ordinary shares based on an implied conversion price of approximately $4.07 per Tower ordinary share. As stated above, Jazz’s obligations under the convertible notes are not being guaranteed by Tower.

        Upon conversion, Jazz has the right to deliver, in lieu of shares of Tower’s ordinary shares, cash or a combination of cash and shares of Tower’s ordinary shares to satisfy the conversion obligation. If Jazz elects to deliver cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation, the amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower’s ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

        Upon the occurrence of certain specified fundamental changes, the holders of the convertible notes will have the right, subject to various conditions and restrictions, to require Jazz to repurchase the convertible notes, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date. In addition, if Jazz undergoes certain fundamental changes prior to December 31, 2009 Jazz may be obligated to pay a make whole premium on convertible notes converted in connection with such fundamental change by issuing additional shares of common stock upon conversion of the convertible notes.

        In connection with the merger of Jazz with Tower, the convertible notes were recorded at the preliminary fair value of $108.6 million on the date of the acquisition by Tower. Jazz has subsequently accreted $1.5 million in interest for the period from September 19, 2008 through December 31, 2008. As of December 31, 2008, $128.2 million in principal amount of convertible notes remains outstanding.

        Jazz’s obligations under the convertible notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

        C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Our research and development activities have related primarily to our process development and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2008, 2007 and 2006 were $15 million, $13.8 million and $15.0 million net of government participation of $1.7 million $2.6 million and $1.9 million respectively. Tower also incurred costs in connection with the transfer of Toshiba and Freescale technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

        For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

        D. TREND INFORMATION

        The economic crisis that began in the middle of the third quarter of 2008 has caused a significant decrease in the demand for semiconductor products. Recovery of this market will depend on the recovery of the overall economy.

        E. OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements except for purchase commitments, standby letters of credit and guarantees detailed in section F below.

        F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands)

Contractual Obligations
Short term liabilities primarily
vendors and accounts payable (1)	82,368	82,368	-	-	-	-	-
Loans from banks (2)	264,584	12,711	67,950	130,833	53,090	-	-
Debentures (3)	353,856	24,469	15,755	226,320	61,208	7,179	18,925
Operating leases	19,628	3,075	2,300	2,300	2,300	2,300	7,353
Construction & equipment purchase
agreements (4)	4,618	4,423	100	95	-	-	-
Other long-term liabilities	29,393	-	4,807	3,753	3,819	2,827	14,187
Purchase obligations	22,316	2,716	2,668	2,668	2,635	2,588	9,041

Total contractual obligations	776,763	129,762	93,580	365,969	123,052	14,894	49,506

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.

(2)	Loans from banks include principal and interest payments in accordance with the terms of the credit facility agreements with the banks, as well as the estimated impact of our hedging transactions.

(3)	Debentures include total amount of principal and interest payments for the presented periods.

(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

        In addition to these contractual obligations, we have committed approximately $4.2 million in standby letters of credit and guarantees to secure our Fab 2 and Jazz equipment obligations.

        The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements. We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees. In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2008, amounted to approximately $16.7 million that may be utilized by them against future purchases of products. We are unable to reasonably estimate the total amounts that may be utilized by our customers since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A. DIRECTORS AND SENIOR MANAGEMENT

        Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors as of June 29, 2009.

Senior Management	Age	Title
		Tower

Russell C. Ellwanger	54	Chief Executive Officer of Tower and Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc and Jazz Technologies
Oren Shirazi	39	Chief Financial Officer, Vice President of Finance
Dr. Itzhak Edrei	50	Executive Vice President of Business Groups
Charles A. Fox	53	Senior Vice President of Sales and Corporate Marketing
Ephie Koltin	48	Senior Vice President of Worldwide Operations
Dalit Dahan	41	Vice President of Human Resources and IT
Nati Somekh Gilboa	34	Vice President , Chief Legal Officer and Corporate Secretary Jazz
		Jazz
Rafi Mor	46	Senior Vice President of Jazz and General Manager of Jazz Semiconductor site, Newport Beach (California)

Directors	Age	Title
		Tower

Amir Elstein	54	Chairman of the Board
Russell C. Ellwanger	54	Director
Nir Gilad	52	Director
Ron Moskovitz	46	Director
Kalman Kaufman	64	Independent Director
Alex Kornhauser	63	Independent and External Director
Dana Gross	42	Independent Director
Ilan Flato	53	Independent and External Director
Rami Guzman	69	Independent Director

        Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc. and Jazz Technologies, Inc. From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004. Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA. Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore. In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

        Oren Shirazi has served as our Chief Financial Officer since November 2004. Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998. Prior to joining us, Mr. Shirazi was employed as an Audit Manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). He has an MBA from the Graduate School of Business of Haifa University with honors and a BA in economics and accounting from the Haifa University.

        Dr. Itzhak Edrei has served as our Executive Vice President of Business Groups since September 2008 after serving as Senior Vice President of Product Lines and Sales since August 2005. From August 2001 to August 2005 Dr. Edrei served as Vice President of Research and Development, having served as Director of Research and Development since 1996. From 1994 to 1996, Dr. Edrei served as our Device and Yield Department Manager. Prior to joining Tower, Dr. Edrei was employed by National Semiconductor as Device Section Head. Dr. Edrei earned his Ph.D. in physics from Bar Ilan University and his post-doctorate from Rutgers University.

        Charles A. Fox was appointed Senior Vice President, Worldwide Sales & Marketing in September 2008 and previously served as Vice President of Sales and Marketing for Jazz Semiconductor since July 2007. Mr. Fox served as Vice President of Worldwide Marketing and Division General Manager at Xilinx. He also spent 10 years in various management positions at Intel. Previously, Mr. Fox was CEO of KeyEye Communications. He also served as President and CEO of Chameleon Systems and Vice President of Marketing for Cradle Technologies. Mr. Fox earned both BSEE and MBA degrees with honors from the University of Wisconsin, Madison and completed the AEA Executive program at Stanford University.

        Ephie Koltin was appointed Senior Vice President of Worldwide Operations in June 2009, after serving as Vice President of Business Development since January 2009. Previously Mr. Koltin served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice President of Business Development since August 2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2 Process Engineering since 2000. From 1995 to 1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1. Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion – Israel Institute of Technology. Mr. Koltin holds a B.Sc. in Mechanical Engineering and M.Sc. in Materials Engineering from the Technion – Israel Institute of Technology.

        Dalit Dahan serves as Vice President of Human Resources and was appointed IT Manager in January 2008, after serving as Vice President of Human Resources since April 2004. Ms. Dahan joined us in November 1993 and served as Personnel Manager since April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department. Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S – Manpower Company for 3 years. Ms. Dahan holds a bachelor’s degree in social science from Haifa University and an MBA from the University of Derby.

        Nati Somekh Gilboa was appointed as Vice President, Chief Legal Officer and Corporate Secretary in September 2008, after serving as Corporate Secretary and General Counsel since March 2005, and as  Associate General Counsel since May 2004. From 2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv. Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from Johns Hopkins University. She is a member of the Israeli Bar Association and the New York bar.

        Rafi Mor was appointed as Senior Vice President and General Manager of Jazz Semiconductor (Tower’s wholly-owned subsidiary) Newport Beach (California) Site in September 2008. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor holds master’s and bachelor’s degrees in chemical engineering from Ben Gurion University.

        Amir Elstein was appointed as Chairman of the Board in January 2009. Mr. Elstein serves as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd., and a member of the Board of Directors of Israel Corporation Ltd.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves a chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where most recently he held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

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

        Ron Moskovitz has served as a director since October 2007.  Mr. Moskovitz is the CEO of Quantum Pacific Advisory Limited, a UK based company.  From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice President of Finance of Amdocs Limited.  Between 1994 and 1998, Mr. Moskovitz served in various senior financial positions in Tower Semiconductor Ltd.  Mr. Moskovitz serves as a member of the Board of Director of Israel Corporation Ltd.  Mr. Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from Tel-Aviv University.

        Kalman Kaufman has served as a director and as a member of our Audit Committee since August 2005 and as a member of our Stock Option and Compensation Committee since May 2008. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion – Israel Institute of Technology.

        Alex Kornhauser has served as an independent and external director since August 2008. Mr. Kornhauser serves as Senior VP, GM of Manufacturing at Numonyx Corporation since March 2008. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008 he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000 he served as F18 General Manager. Mr. Kornhauser holds a B.S. in Electronics from Bucharest Polytechnic Institute in Romania.

        Dana Gross has served as an independent director since November 2008.  Dana is a Venture Partner at Camel Ventures, a leading Israeli Venture Capital firm. From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and PoweDsine Ltd.  Ms. Gross holds a B.Sc. in Industrial Engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

        Ilan Flato has served as an independent and external director since April 2009. Mr. Flato serves as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in Economics and Work Relationships from Tel-Aviv University and a Masters in Law from Bar-Ilan University.

        Rami Guzman has served as a director since February 2009. Mr. Guzman is a director of Bank Leumi Le-Israel, he is a director in several IT companies and serves as consultant to IT and telecom companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in Economics (1963) and an M.A. in Business and Public Administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

        B. COMPENSATION

        For the year ended December 31, 2008, we paid to all our directors and senior management, as a group, an aggregate of $3.1 million, in salaries, fees and bonuses. The total amount set aside or accrued in the year ended December 31, 2008 to provide for severance, retirement and similar benefits for such persons was $0.5 million.

        On December 21, 2008 the Board of Directors approved to reduce the payment of annual fees and participation fees (per meeting) to the Independent Directors in both cases to the minimum permitted under applicable Israeli law and regulations plus 30% of the gap between the minimum and the maximum permitted under applicable Israeli law and regulations.

        During 2001, Tower’s Audit Committee, Board of Directors and shareholders approved a stock option plan which provides for the grant to our Board members of options to purchase up to 400,000 ordinary shares. During 2007, we granted 80,000 options to our directors under this plan at a weighted average exercise price of $1.74. As of May 31, 2009, 120,000 options to purchase ordinary shares were outstanding under this plan, with a weighted average exercise price of $1.58. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

        On January 31, 2007, our shareholders approved, following our Board of Directors’ and Audit Committee approvals, the grant to each independent director of the Company who is not affiliated with our major shareholders, and is not an employee of the Company, initial options to purchase Ordinary Shares that equal 150,000 less the number of unvested options to purchase Ordinary Shares held by such independent director as of the date of the shareholders’ meeting. These initial options vest over three years, one third on the first month anniversary of the date the shareholders approved the grant, and thereafter, the remaining two-thirds pro-rata on a monthly basis over the remaining two years until fully vested.

        Each new independent director appointed will be granted 150,000 options to purchase Ordinary Shares, exercisable at the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment, with the same vesting terms as the initial grants.

        Upon each third anniversary of a previous grant of options to an independent director, each such Independent Director shall be granted an additional 150,000 options to purchase Ordinary Shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price per each such option shall be the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the relevant options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the 2001 plan mentioned above. During 2008, we granted 450,000 options to our independent directors under this plan at a weighted average exercise price of $0.54. As of May 31, 2009 1,013,328 options were outstanding under the plan with a weighted average exercise price of $0.80.

        In April 2005, Tower’s Board of Directors approved the grant of options to purchase up to 1,325,724 of our ordinary shares (which represented 1.6% of our issued and outstanding shares as of June 30, 2006) to Russell Ellwanger, our then newly-appointed Chief Executive Officer, who was also appointed as a director, which was further approved by our shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of our shares on the last trading day prior to the board approval of the grant. These options vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

        In addition, in May 2006, Tower’s Audit Committee and Board of Directors approved the grant of options to Mr. Ellwanger in addition to the options granted to him in April 2005, such that in total, he will hold options to purchase shares that represent 4% of our issued and outstanding shares on a fully diluted basis during the two-year period beginning May 16, 2006 (the date of the approval of the Audit Committee). This was further approved by our shareholders on September 28, 2006. The exercise price of the initial grant of approximately 4.3 million additional options was $1.45, the 90 day average closing price of our shares prior to May 17, 2006 (the date of the Board of Directors’ approval). In future dilutive events following May 2006, additional options were granted to the CEO with an exercise price equal to the price per share of the newly issued securities. The vesting period of the new options will be identical to the vesting period of the existing options. As of May 31, 2009, a total of 14,861,812 options were outstanding to our CEO at a weighted average exercise price of $1.65.

        On January 31, 2007, our shareholders approved: (i) an eight percent (8%) increase in Mr. Ellwanger’s annual base salary from $350,000 to $378,000, effective January 1, 2007; and (ii) a performance-based bonus of up to $525,000 for the year ending December 31, 2006.

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

        In August 2008 our shareholders approved (i) an increase in Mr. Ellwanger’s annual base salary from $505,950 (including social benefits) to $546,765 (including social benefits), effective as of January 1, 2008;(ii) a performance-based bonus for Mr. Ellwanger up to $673,596 for the year ending December 31, 2008.

        In May 2006, Tower’s board of directors further approved the allocation of additional options to be made available for grant to Tower’s employees if the total number of employee options, including the options to our CEO and senior management, during the 24 months period ended May 2008, will represent less than 8% of our shares on a fully diluted basis

        During 2008, we granted a total of 1,394,000 options to purchase ordinary shares to our senior managers as a group (excluding the options granted to our CEO described above). These options have a weighted average exercise price of $0.92 per share with vesting periods over four years and expire in 2018.

        As of May 31, 2009, options to purchase approximately 15,872,749 ordinary shares held by our employees (excluding the options granted to our CEO and directors described above but including our senior managers), with exercise prices ranging from $0.32 to $25, with weighted average exercise price of $1.57 were outstanding under employees share options plans. Also as of such date, 1,601,832 options were available for future grants under our share options plans.

        In connection with the merger of Tower with Jazz in a stock for stock transaction, upon the closing of the merger, each outstanding employee option to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of Tower. In connection thereto Tower issued 5,381,213 options.

        In November 2008, the Company’s Audit Committee and Board of Directors approved the Company’s 2009 Employee Share Incentive Plan, subject to Shareholders’ approval, which provides for the grant of options or restricted share units (“RSU’s”) to the Company’s employees (including its CEO) and to the employees of the Company’s subsidiaries. This plan was approved by the Company’s shareholders on April 2009. The total options available for grant under the Plan will be up to 28,292,881 options to our CEO and up to 28,292,881 options will be designated to our employees and our subsidiaries’ employees. The amount of 28,292,881 options amounts to 4% of the Company’s diluted shares as of November 12, 2008, the date of the Board of Directors’ approval. Notwithstanding the above, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options under previous employee options plans and under the previous CEO Share Option Plans. As of May 31, 2009 no incentive awards had been made under the plan.

        Information regarding amounts set aside or accrued by Tower and Jazz for severance pay and other employee benefit plans in Note 15 to our consolidated financial statements is incorporated herein by reference.

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

        The Israeli Companies Law – 1999 (the “Companies Law”) requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must possess accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters – accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

        The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s external public accountant’s duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

        A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

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

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders that voted at the meeting, vote in favor of election of the director; or

—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

        Mr. Ilan Flato and Mr. Alex Kornhauser currently serve as our external directors. Mr. Kornhauser was appointed for an initial three-year term expiring in August 2011 and Mr. Flato was appointed for an initial three-year term expiring in April 2012. Ms. Miri Katz resigned as an external director on August 2008 due to potential conflicts of interest in connection with her appointment to the board of directors of Bank Leumi.

        An external director is entitled to compensation, as provided in regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

        The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser and Mr. Kalman Kaufman serve on Tower’s audit committee. The responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An employee, executive officer or director of a controlling shareholder of an Israeli company may serve as a member of an audit committee under Israeli law, unless such individual controls more than 50% of the controlling shareholder. Each of our external directors are members of our audit committee.

        Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent auditor or its representative.

        The board of directors has established a stock option and compensation committee. Mr. Alex Kornhauser, Mr. Kalman Kaufman and Mr. Amir Elstein serve as the committee members. The committee meets at least once a year. The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

—	the overall employment market environment;

—	the basic salaries and benefits available to comparable officers at comparable companies;

—	the need to attract and retain officers of an appropriate caliber;

—	the need to ensure such executives' commitment to the future success of our company by means of incentive schemes;

—	the performance of the officer; and

—	financial and operating results of our company.

        D. EMPLOYEES

        The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2008*	2007*	2006*

Process and product engineering, R&D, design	341	308	343
Manufacturing, operations	1,048	904	879
Manufacturing support	100	82	113
Administration, marketing, finance	136	135	111

Total	1,625	1,429	1,446

* As of December 31, 2008 includes employees of Tower and Jazz; as of December 31, 2007 and 2006 (prior to the merger date) includes only employees of Tower.

        Except for an arrangement regarding pension contributions, Tower have no collective bargaining agreements with any of its employees. However, by administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Consumer Price Index in Israel.

        Under the special collective bargaining agreement to which we are party, we are required to contribute funds to an employee’s “Manager’s Insurance” fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment. To the Manager’s Insurance fund, the employee usually contributes an amount equal to 5% of his or her wages and the employer usually contributes an additional 13.3% to 15.8%. To the pension fund the employee usually contributes an amount equal to between 5% and 6% of his or her wages and the employer usually contributes an additional 13.7% to 17.3%. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, we are exempt from such payment as long as, and for period during which, we contribute the above mentioned benefits to such employee’s pension fund and/or Manager’s Insurance.

        A significant portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that expires in December 2009. Jazz maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition the bargaining agreement includes Postretirement Medical Plan to certain employees For certain eligible bargaining unit employees who terminate employment, the Company provides a lump-sum benefit payment.

        E. SHARE OWNERSHIP

        All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares and/or options to purchase ordinary shares. Except as described below, none of such persons own shares and/or options amounting to 1% or more of the outstanding ordinary shares. Information regarding our share option plans and warrants presented in Note 17B to our consolidated financial statements is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A. MAJOR SHAREHOLDERS

        The following table and notes thereto set forth information, as of May 31, 2009, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares. As of such date, 160,026,919 ordinary shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Identity of Person or Group	Amount Owned (1)		Percent of Class(1)	Percent of Class (Diluted)(2)

Israel Corporation Ltd. (3)	225,855,980	(4)	60.78%	28.79%
SanDisk Corporation (3)	19,060,790	(5)	11.68%	2.43%
Macronix International Co. Ltd.(3)	9,682,485	(6)	6.02%	1.23%
Bank Leumi Le-Israel, B.M	101,989,907	(7)	38.92%	13.00%
Bank Hapoalim, B.M	102,460,495	(8)	39.03%	13.06%

(1)	Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of this registration statement, have been exercised by all holders.

(3)	Pursuant to a shareholders agreement among Israel Corp., SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 24% of the outstanding shares of Tower.

(4)	Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 2,561,467 shares issuable upon conversion of debentures, 206,092,833 shares issuable upon conversion of capital notes and 2,941,176 shares issuable upon the exercise of warrants at an exercise price per share of $2.04.

(5)	Based on information provided by SanDisk, represents 15,878,972 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)	Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(7)	Based on information provided by Bank Leumi, represents 96,409,377 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,000,000 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants at an exercise price per share of $6.17.

(8)	Based on information provided by Bank Hapoalim represents 96,409,377 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,470,588 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd at an exercise price per share of $6.17.

        Pursuant to a shareholders agreement dated January 18, 2001, among Israel Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board, unless agreed to otherwise (as was agreed in January 5, 2009 with the appointment of Amir Elstein as Chairman of the Board of Directors), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal.

        As of May 31, 2009, there were a total of 35 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 71% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 60% of our outstanding ordinary shares as of said date).

B.	RELATED PARTY TRANSACTIONS

        Agreements with Certain of our Wafer Partners and Israel Corp. We are party to several agreements with our wafer partners, related to the financing of Fab 2 and manufacture of products as described under the caption “Fab 2 Agreements” in “Item 5. Operating and Financial Review and Prospects Reference” of this annual report and Note 11A to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein.

        Agreements with Israel Corp. Discussed under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” and under “Item 7. Major Shareholders And Related Party Transactions — A. Major Shareholders”, which discussion is incorporated by reference herein.

        Grant of Options to our CEO and Director. Discussed under “Item 6 – Directors, Senior Management and Employees – E. Share Ownership”, which discussion is incorporated by reference herein.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated financial statements are incorporated herein by reference to pages following the signature page of this Annual Report.

Legal Proceedings

        In May 2008, Tower filed a petition with the Israeli High Court of Justice in which it asked the Court to order that its expansion plan be brought before the relevant Israeli governmental bodies for their respective approvals without delay. This petition was filed after making repeated requests over an extended period of time and after Tower sent letters in March, April and May of 2008 to the Israeli Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor and the Investment Center, in which we noted among other things, that absent the expansion program being brought before the relevant governmental bodies within a specified period of time, a petition would be filed with the Court to compel the same. On May 29, 2008 the Court ordered that the respondents (the Israeli Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor and the Investment Center) respond to Tower’s petition within 21 days of service of the petition. On June 24, 2008 the respondents (the Israeli Ministry of Finance, the Israeli Ministry for Industry, Trade and Labor and the Investment Center) filed their response to the petition and on July 6, 2008, the Company filed its response to the response of the respondents. In July, the Court ordered that the proceeding be transferred to a three-judge panel. A hearing has been scheduled for October 2009. On August 2008, the Investment Center rejected Tower’s expansion plan request. On November 2008, Tower filed an appeal on this decision to the Israeli Ministerial Committee, which is comprised of the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor. A discussion of this committee has not yet been held. See also Item 3. Key Information — Risk Factors — Risks Affecting Our Business “If the Investment Center will not release to us the pending and over-due grants…".

        During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents in the ITC action in October 2008. The Company and Jazz are assessing the merits of this action and cannot provide an estimate of any possible losses or predict the outcome thereof, which could have a material and adverse effect on the Company and Jazz’s business and financial position. The Company and Jazz intend to vigorously defend the litigation.

        In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, the Company and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to the Company. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the merger of Jazz into the Company. There is no assurance when, if at all, an SSA will be reached.

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

        Our ordinary shares are listed and traded on the NASDAQ Global Market under the symbol “TSEM”. In addition, in January 2001, our ordinary shares commenced trading on the Tel Aviv Stock Exchange (TASE) under the symbol “TSEM”.

        The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Global Market and Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Period	High ($)	Low ($)	High (NIS)	Low (NIS)

May 2009	0.35	0.26	1.36	1.06
April 2009	0.39	0.19	1.49	0.84
March 2009	0.24	0.13	0.93	0.66
February 2009	0.21	0.16	0.97	0.68
January 2009	0.24	0.14	1.02	0.50
December 2008	0.22	0.09	0.83	0.36
First quarter 2009	0.24	0.13	1.02	0.50
Fourth quarter 2008	0.54	0.09	1.91	0.36
Third quarter 2008	0.86	0.43	2.80	1.70
Second quarter 2008	1.25	0.81	4.13	2.75
First quarter 2008	1.45	0.74	5.50	2.63
Fourth quarter 2007	1.80	1.35	7.25	5.25
Third quarter 2007	1.87	1.20	7.97	5.38
Second quarter 2007	1.94	1.42	7.63	6.20
First quarter 2007	2.08	1.64	8.88	7.00
2008	1.45	0.09	5.50	0.36
2007	2.08	1.20	8.88	5.25
2006	2.18	1.22	9.14	5.11
2005	2.38	0.92	10.30	5.10
2004	10.80	1.62	46.39	7.70

ITEM 10.	ADDITIONAL INFORMATION

Articles of Association; Israeli Companies Law

Registration Number and Purposes

        Our registration number with the Israeli Companies Registrar is 520041997. Pursuant to Section 4 of our Articles of Association (“Articles”), Tower’s objective is to engage in any lawful activity.

Articles of Association

        Our Articles were adopted in November 2000, and as amended most recently on September 24, 2008, provide for an authorized capital of NIS 1,100 million divided into 1,100 million ordinary shares. The objective stated in the Articles is to engage in any lawful activity.

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

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Companies Law pursuant to procedures established by the Board of Directors. Resolutions regarding the following matters shall be passed by an ordinary majority of those voting at the general meeting:

—	amendments to our Articles;

—	appointment and termination of our independent auditors;

—	appointment and dismissal of directors;

—	approval of acts and transactions requiring general meeting approval under the Companies Law;

—	increase or reduction of authorized share capital or the rights of shareholders or a class of shareholders;

—	any merger as provided in section 320 of the Companies Law; and

—	the exercise of the Board of Directors’ powers by the general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is essential for Tower’s proper management, as provided in section 52(a) of the Companies Law.

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

The Companies Law

        We are subject to the provisions of the Companies Law. The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. With the exception of compensation of external directors in an amount specified in the regulations adopted under the Companies Law, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

        The Companies Law requires an office holder to promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouse of any of the foregoing, or any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee, board of directors and shareholders. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders. Subject to exceptions set forth in the Companies Law, an office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of controlling shareholders require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

        In addition to approval by a company’s board of directors, a private placement in a public company requires approval by a company’s shareholders in the following cases:

—	A private placement that meets all of the following conditions:

š	20 percent or more of the voting rights in the company prior to such issuance are being offered;

š	The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company’s outstanding share capital; and

š	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement which results in anyone becoming a controlling shareholder.

        The above transactions must not be adverse to the company’s interest.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, vote in the general meeting of shareholders on the following matters:

—	any amendment to the Articles;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

        Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital. The Companies Law provides for an exception regarding this threshold requirement for a shareholder that on February 1, 2000 held over 90% of the public Israeli company’s issued and outstanding share capital. Shareholders may petition the court to alter the consideration for the acquisition.

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

        Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies.

NASDAQ Marketplace Rules and Home Country Practices

        NASDAQ’s Marketplace Rule 4350 (“Rule 4350”) was amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer’s corporate governance practices are not prohibited by home country law.

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

        As provided by Rule 4350(a)(1), in lieu of the requirements of Rule 4350 we have chosen to follow the practices of our home country with respect to the following:

—	We do not supply an annual report as required by Rule 4350(b)(1)(A), but makes our audited financial statements available to our shareholders prior to our annual general meeting.

—	The majority of our Board of Directors is not comprised of directors who meet the definition of independence contained in NASDAQ Marketplace Rule 4200(a)(15), as required by Rule 4350(c)(1). Under the Companies Law a majority of the Board of Directors is not required to be comprised of independent directors. In keeping with the requirements of the Companies Law two of the members of our Board of Directors are external directors, and are independent as defined under Rule 10A-3 of the Securities Act.

—	Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as required by Rule 4350(c)(2). The Companies Law does not require our external directors to conduct regularly scheduled meetings at which only they are present.

—	The compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by Rule 4350(c)(3). In accord with the Companies Law the compensation of the chief executive officer and all other officers requires the approval of our Board of Directors, however the compensation of our chief executive officer, who also serves as a director, requires also the approval of our shareholders.

—	Director nominees are not selected, or recommended for the Board’s selection, as required by Rules 4350(c)(4)(A) and 4350(c)(4)(C).

—	Our Board of Directors has not adopted a formal written charter or board resolution addressing the nomination process and such related matters as may be required under United States federal securities laws, as required by Rule 4350(c)(4)(B).

—	Although we have adopted a formal written audit committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in Rule 4350(d)(1).

—	Our audit committee does not meet with all of the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv). Though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act, the audit committee does not comply with the foregoing Rule 4350 requirements, as permitted by the Companies Law.

—	Our articles of association do not provide for a quorum of not less than 33 1/3% of the outstanding shares of our voting ordinary shares for meetings of our ordinary shareholders, as required by Rule 4350(f). Our articles of association presently require a quorum consisting of two shareholders holding a combined 33% of our ordinary shares. Under the Companies Law a quorum consisting of two shareholders holding a combined 25% of the company’s voting shares is required.

—	We review and approve all related party transactions in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law, which do not fully reflect the requirements of Rule 4350(h).

—	We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 4350(i).

        We may in the future provide NASDAQ with an additional similar letter or letters notifying NASDAQ that we are following our own practices, consistent with the Companies Law and practices in Israel in lieu of other requirements of Marketplace Rule 4350.

        Material Contracts. Discussions of these agreements are incorporated herein by reference to the discussion under the caption “Intellectual Property and Licensing Agreements” in “Item 4".Information on the Company” and under the caption “Fab 2 Agreements” in “Item 5. Operating and Financial Review and Prospects” of this annual report.

        Fab 2 Agreements. Since 2000, we have entered into several important Fab 2 agreements and arrangements with a key technology partner, wafer and equity financing partners, the Israeli Investment Center and two leading Israeli banks. Discussions of these agreements are incorporated herein by reference to the discussion under the caption “Fab 2 Agreements” in “Item 5. Operating and Financial Review and Prospects” of this annual report and to Note 11A to the consolidated financial statements included in this annual report.

        Intellectual Property and Licensing Agreements. Discussions of these agreements are incorporated herein by reference to the discussion under the caption “Intellectual Property and Licensing Agreements” in “Item 4".Information on the Company” of this annual report.

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

        Under Israeli law and our company’s Articles, both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

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

        Israeli Capital Gains Tax

        Until the end of the year 2002 and provided we maintained our status as an “Industrial Corporation”, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

        On January 1, 2006 an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from selling shares.

        According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights) in the company issuing the shares. The rate on the gains from publicly traded shares applicable to gains that were realized between January 1, 2003 and January 1, 2006 was 15%.

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

        Corporations will be subject to corporate tax rates in respect of total income, including capital gains, with the corporate tax rate reduced gradually from 27% in the 2008 tax year to 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, between 2006 and 2009, corporations whose taxable income was not determined, immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 will generally be taxed at a rate of 25% on their capital gains from the sale of their securities.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

        Israeli Tax on Interest Income and on Original Issuance Discount

        Interest and Original Issuance Discount (OID) on our convertible debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual’s accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual’s Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties. In such cases the regular rate of tax on Interest and OID of up to 46% will apply to the individual. Interest and OID paid to corporations will be subject to corporate tax at the regular rates of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

        Beginning on January 1, 2009, interest, OID or inflation linkage differentials paid to an individual who is a foreign resident which does not have a permanent establishment in Israel, on debentures issued by an Israeli corporation and which are traded on the TASE, are generally exempt from taxes. However, this exemption from taxes will not apply if the recipient is a substantial shareholder of the corporation, if the recipient is an affiliate of the issuer of the debentures, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the Payment was not affected by the relationship between the parties. As a result of the provisions related to tax withholding, as explained below, foreign resident individuals and corporations will be subject to tax of 25% or less, according to the relevant treaty relating to their domicile country.

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

        Israeli Tax on Dividend Income

        On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and foreign resident corporations we would be required to withhold income tax at the rate of 20%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is generally not more than 15%. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.

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

        We do not believe that we satisfied either of the tests for PFIC status in 2008 or in any prior year. However, there can be no assurance that we will not be a PFIC in 2009 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”. Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

        If we were to be a PFIC at any time during a US holder’s holding period, such US holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income tax rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder’s adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the “mark to market” election). For this purpose, the NASDAQ National Market is a qualifying exchange. US holders are strongly urged to consult their own tax advisers regarding the possible application and consequences of the PFIC rules.

Documents on Display

        We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

        You may review and copy our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services. We also generally make available on our own web site (www.towersemi.com) our quarterly and year-end financial statements as well as other information.

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

        Our primary market risk exposures relate to interest rate movements on borrowings and fluctuations of the exchange rate of the US dollar, which is the primary currency in which we conduct our operations, against the NIS, the Japanese Yen and the Euro. To manage those risks and mitigate our exposure to them, we use financial instruments from time to time, primarily, interest rate collar agreements (with a knock-out and knock-in features for certain agreements), and foreign currency forward contracts and options (including zero-cost cylinders).

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

        We are subject to interest rate exposure in connection with $206 million long-term debt outstanding as of December 31, 2008 under the Tower amended facility agreement, as such debt bears interest at a rate of LIBOR plus 2.5% per annum and in connection with $27 million of Jazz’s bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate (as defined in the such loan agreement) plus a margin ranging from 2.0% to 2.5% per annum. The interest rate as of December 31, 2008 on $113 million loans was 4.0%. The $113 million includes $80 million loans under the Tower amended facility agreement covered by collar agreement and $33 million loans not subject to the collar agreements ($6 million under the Tower amended facility agreement and $27 million under the Jazz loan agreement). The interest rate of the additional $120 million loans covered by collar agreement was 5.3%, including the results of our hedging activities effective as of June 2009. Following the September 2008 definitive agreement with Tower’s banks and TIC, the loans under the Tower amended facility agreement are repayable in 8 equal consecutive quarterly installments between September 2010 and June 2012 and the maturity date of Jazz’s bank loan is September 2011.

        As of December 31, 2008, we had collar agreements in the amount of $200 million, out of which $80 million expired in March 2009 and $120 million will expire in June 2012.

        Our collar agreements resulted in a realized gain of $1.0 million in the year ended December 31, 2008. As of December 31, 2008, the fair value of these agreements was a $3.2 million unrealized loss.

        During 2008 we entered into new collar agreements in the amount of $120 million, effective June 2009. The terms of these collar agreements are as follows: if the LIBOR is below the floor level of 2.8% we will pay total interest at the fixed rate of 5.3% (the 2.8% floor rate plus 2.5% under the Tower amended facility agreement); if the LIBOR is between 2.8% and a range between 5.01% and 5.60%, we will pay total interest at the actual LIBOR plus 2.5%; if the LIBOR is higher than the range of 5.01% and 5.6%, we will pay total interest at a fixed rate of between 7.5% and 8.1% (the cap level plus 2.5%).

        Under current terms of Tower’s loans and the collar agreements and Jazz’s loans, we have determined that an assumed 10% upward shift in the LIBOR rate at December 31, 2008 (from 1.5% to 1.65%), will not have a material effect on our yearly interest payments in 2009. For each 1% upward shift in the LIBOR rate in the range between the floor level and the cap level, (from 4% to 4.5%, for example), our yearly interest payments will increase by approximately $1.0 million

        Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

Foreign Exchange Risk

        We are exposed to the risk of fluctuation in the NIS/dollar exchange rate with respect to Tower’s 2002, 2006 and 2007 debentures. As of December 31, 2008 the adjusted outstanding principal amount of these debentures was $133.3 million. The dollar amount of our finance costs (interest and currency adjustments) related to these debentures will be increased if the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well. If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased.

        From the date of the issuance of the 2002 convertible debentures in January 2002 until December 31, 2008, the Israel consumer price index increased by 14.8% while the US dollar/NIS exchange rate decreased by 17.0%. From the date of the issuance of the 2006 convertible debentures in June 2006 until December 31, 2008, the Israel consumer price index increased by 5.6% while the US dollar/NIS exchange rate decreased by 14.4%. From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2008, the Israel consumer price index increased by 7.0% while the US dollar/NIS exchange rate decreased by approximately 12.3%.

        The 2002 convertible debentures carried annual interest at a fixed rate of 4.7%. The debentures were payable in four annual installments commencing in January 2006. In January 2009, the last principal installment was paid, thereby redeeming the debentures in full. The 2005 convertible debentures are denominated in USD and bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012. The 2006 convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value. The 2007 debentures bear annual interest at a fixed rate of 8.0% and repayable starting 2011. The convertible notes issued by Jazz bear interest at a rate of 8% per annum payable twice a year and mature on December 31, 2011.Therefore, we are not subject to cash flow exposure to interest rate fluctuations with respect to the debentures or notes. However, in case the actual market interest rates are lower than the interest rate provided for under the debentures or notes, our actual finance costs would be higher than would have been had our debentures or notes provided for interest at a floating interest rate.

        Our main foreign currency exposures other than debentures are associated with exchange rate movements of the US dollar, our functional and reporting currency, against the NIS, Japanese Yen and the Euro. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts and options (including zero-cost cylinder options) in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. A cylinder option is a combination of a purchased call option and a written put option. The exercise prices of the options may not be identical and this effectively creates a synthetic range forward. The maturity dates of the options coincide with the scheduled payments.

        In order to mitigate our exposure to the risk of fluctuations in the NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, Tower entered into option transactions. As of December 31, 2008 Tower had $25.5 million open exchange rate agreements which will expire throughout 2009. No material loss was recorded from these transactions in 2008. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable Israeli banks.

        Assuming a 10% revaluation of the NIS against the US dollar on December 31, 2008 (from 3.80 to 3.42), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees ) would have increased in approximately $13 million.

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

Evaluation of Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Act”) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date, at a reasonable level of assurance, in ensuring that the information required to be disclosed by our company in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Attestation Report of the Registered Public Accounting Firm. The attestation report of our registered public accounting firm is included in page F-1 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that a member of our audit committee, Mr. Ilan Flato, is an audit committee financial expert and is independent as defined by NASDAQ Marketplace Rule 4350.

ITEM 16B.	CODE OF ETHICS

        We adopted a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions. We have posted our code of ethics on our website, www.towersemi.com under “About Tower”.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2008*	2007*
	(US Dollars In Thousands)

Audit fees (1)	342	217
All other fees (2)	257	29
Tax fees (3)	120	--

	719	246

*	2008 costs include Tower’s costs to Deloitte Israel and commencing the merger date also include Jazz costs to Deloitte US and Ernst & Young US; 2007 costs include only Tower’s costs to Deloitte Israel.

(1)	Audit fees consist of fees for professional services rendered for the audit of our financial statements, services in connection with statutory and regulatory filings and engagements (including review of Forms 20-F, 10-K, 10-Q, F-1, F-3, F-4 and S-8 and SOX), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

(2)	Non-audit related fees consist of accounting consultation, due diligence services in connection with the merge and consultation on financial accounting standards, not arising as part of the audit.

(3)	Tax fees consist of fees for tax compliance services, tax planning and tax advice.

        Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services. All of the non-audit services provided in 2008 and 2007 were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See Index to Financial Statements following the signature page.

ITEM 19.	EXHIBITS

    1.1        Articles of Association of the Registrant, approved by shareholders on November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1, File No. 333-126909, “Form F-1 No. 333-126909”).

    1.2        Amendment to Articles of Association of the Registrant (incorporated by reference to exhibit 4.2 to the Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

    1.3        Amendment to the Articles of Association of the Registrant (approved by shareholders on September 28, 2006) (incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-8, File No. 333-138837 (the “2006 Form S-8”).

    1.4        Amendment to Articles of Association of Registrant (approved by shareholders on September 24, 2008) (incorporated by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form S-8, File No. 333-153710 (the “2008 Form S-8”).

    2.1        Bank Warrants, dated January 18, 2001, between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 (the “2000 Form 20-F”)).

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

    2.5        Form of Indenture (incorporated by reference to exhibit 4.2 to the Registrant’s Amendment No. 6 to the Registration Statement on Form F-1/A No. 333-126909 (the “Form F-1 No. 333-126909”).

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

    2.10        First Amendment to a Warrant Issued on August 4, 2005 to Bank Leumi Le-Israel B.M., dated September 28, 2006 (incorporated by reference to exhibit 99.17 of the November 2006 Form 6-K).

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

    4.16        Wafer Partner Conversion Agreements, dated September 2001, between the Registrant and each of SanDisk, Alliance and Macronix (incorporated by reference to exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 (the “2001 Form 20-F)).

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

    4.26        Fourth Amendment, dated April 29, 2002, to the Facility Agreement (incorporated by reference to exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 (the “2002 Form 20-F)).

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

    4.34        Investment Center Agreement related to Fab 1, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit 10.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

    4.35        Development and License Agreement, dated March 31, 2002, between Virage Logic Corporation and the Registrant (incorporated by reference to exhibit 4.37 to the 2002 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.36        Master Services and License Agreement, dated June 2002, between Artisan Components, Inc. and the Registrant (incorporated by reference to exhibit 4.38 to the 2002 Form 20-F).

    4.37        Seventh Amendment to the Facility Agreement, dated November 11, 2003, (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

    4.38        Undertaking of the Registrant, dated November 11, 2003 (incorporated by reference to Exhibit 99.3 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

    4.39        Letter Agreement, dated November 11, 2003, by and among the Registrant, Israel Corporation Technologies, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co., Ltd. (incorporated by reference to Exhibit 99.4 of the Registrant’s Report on Form 6-K filed on December 17, 2003).

    4.40        Foundry Agreement, dated May 12, 2004, between the Registrant and Siliconix incorporated (incorporated by reference to exhibit 4.42 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the ” 2004 Form 20-F)). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.41        Share Purchase Agreement, dated December 8, 2004, between the Registrant and the Purchasers named therein (incorporated by reference to exhibit 4.43 to the 2004 Form 20-F).

    4.42        Agreement, dated December 31, 2004, by and among the Registrant and the Purchasers named therein (incorporated by reference to exhibit 4.44 to the 2004 Form 20-F).

    4.43        Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

    4.44        Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

    4.45        Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

    4.46        Bank Warrants, dated August 2005, between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M (incorporated by reference to correspondingly-numbered exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”).

    4.47        Ninth Amendment to the Facility Agreement, dated July 2005, dated July 24, 2005 (incorporated by reference to exhibit 4.5 to the Form F-1 No. 333-126909 (“Form F-1 No. 333-126909”).

    4.48        Tenth Amendment to the Facility Agreement, dated September 2005 (incorporated by reference to Exhibit 4.4 to Form F-1 No. 333-126909).

    4.49        Eleventh Amendment to the Facility Agreement, dated October 2005 (incorporated by reference to Exhibit 4.3 to Form F-1 No. 333-126909).

    4.50        Twelfth Amendment to the Facility Agreement, dated November 2005 (incorporated by reference to Exhibit 4.6 to Form F-1 No. 333-126909).

    4.51        Thirteenth Amendment to the Facility Agreement, dated May 2006 (incorporated by reference to correspondingly-numbered exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006"2006 Form 20-F”).

    4.52        Fourteenth Amendment to the Facility Agreement, dated May 2006 (incorporated by reference to correspondingly-numbered exhibit to the 2006 Form 20-F).

    4.53        Fifteenth Amendment to the Facility Agreement, dated June 2006 (incorporated by reference to correspondingly-numbered exhibit to the 2006 Form 20-F).

    4.54        Form of Rights Agent Agreement with Rights Certificate Attached (incorporated by reference to Exhibit 4.1 to Form F-1 No. 333-126909).

    4.55        Development and License Agreement, dated July 2005, between Impinj, Inc. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.56        License and Design Agreement, dated January 10, 2003 between Chipidea Microelectronics S.A. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.57        Amendment to Design Agreement of January 2003 between Chipidea Microelectronics S.A. and the Registrant, dated June 2005 (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.58        License Agreement, dated April 29, 2004, between Synopsys, Inc. and the Registrant (incorporated by reference to correspondingly-numbered exhibit to the 2005 Form 20-F). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

    4.59        Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

    4.60        Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

    4.61        Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

    4.62        Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

    4.63        Jazz Technologies, Inc. 2006 Equity Incentive (incorporated by reference to Exhibit 4.5 of the 2008 Form S-8)

    4.64        Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8)

    4.65        Form of Option Agreement under the Jazz Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the 2008 Form S-8)

    4.66        CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

    4.67        Option Grant Letter Agreement – CEO Share Option Plan 2005 from the Registrant to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

    4.68        Option Grant Letter Agreement – CEO Share Option Plan 2005 from the Registrant to Russell Ellwanger, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

    4.69        Option Grant Letter Agreement – CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

    4.70        Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form 6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the “November 2006 Form 6-K”)).

    4.71        Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006 Form 6-K).

    4.72        Amending Agreement, dated August 24, 2006, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., to the Facility Agreement (incorporated by reference to Exhibit 99.6 of the November 2006 Form 6-K).

    4.73        Facility Agreement, as amended and restated by the parties through August 24, 2006 (incorporated by reference to Exhibit 99.7 of the November 2006 Form 6-K).

    4.74        Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

    4.75        Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006 Form 6-K).

    4.76        Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006 Form 6-K).

    4.77        Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November 2006 Form 6-K).

    4.78        Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November 2006 Form 6-K).

    4.79        Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.13 of the November 2006 Form 6-K).

    4.80        Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

    4.81        Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

    4.82        Loan Agreement, dated August 2006, between the Registrant and SanDisk Corporation (incorporated by reference to correspondingly-numbered exhibit to the 2006 Form 20-F).

    4.83        Amendment No. 1 to restated Facility Agreement, dated September 10, 2007 (incorporated by reference to Exhibit 4.85 to the 2007 20-F).

    4.84        Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K)

    4.85        Amending Agreement to the Facility Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

    4.86        Facility Agreement, as amended and restated by the parties through September 29, 2008.

    4.87        Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M.

    4.88        Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M.

    4.89        Conversion Agreement, dated September 25, 2008, with the Israel CorporationLtd.

    4.90        Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

    4.91        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M.

    4.92        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M.

    4.93        Undertaking by Israel Corporation Ltd., dated September 25, 2008.

    4.94        Securities Purchase Agreement, dated September 25, 2008, with the IsraelCorporation Ltd.

    4.95        Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Hapoalim B.M.

    4.96        Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Leumi Le-Israel B.M.

    4.97        Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt.

    4.98        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt.

    4.99        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment.

    4.100        Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment.

    4.101        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd.

    4.102        Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009.

    12.1        Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    12.2        Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    13.1        Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    13.2        Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    14.1        Consent of Brightman Almagor & Co.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report to be signed on its behalf.

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger —————————————— Russell C. Ellwanger Chief Executive Officer

June 30, 2009

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

Brightman Almagor Zohar
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductor Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 23, 2009

F - 1.1

Brightman Almagor Zohar
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in ITEM 15 CONTROLS AND PROCEDURES – INTERNAL CONTROL OVER FINANCIAL REPORTING, management excluded from its assessment the internal control over financial reporting at Jazz Technologies, Inc, which was acquired on September 19, 2008 and whose financial statements constitute 42 % and 27 % of net and total assets, respectively, 22 % of revenues, and 1 % of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Jazz Technologies, Inc. The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES – INTERNAL CONTROL OVER FINANCIAL REPORTING. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F - 1.2

Brightman Almagor Zohar
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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 23, 2009

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

		As of December 31,
	Note	2008	2007

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$34,905	$44,536
Trade accounts receivable:	18
Related parties		2,379	12,823
Others		43,481	32,154
Other receivables	4	2,320	4,748
Inventories	5	38,729	27,806
Other current assets	20	7,657	1,580

Total current assets		129,471	123,647

LONG-TERM INVESTMENTS	6	29,499	15,093

PROPERTY AND EQUIPMENT, NET	7	449,697	502,287

INTANGIBLE ASSETS, NET	8	81,034	34,711

GOODWILL	3	7,000	-

OTHER ASSETS , NET	9	8,802	11,044

TOTAL ASSETS		$705,503	$686,782

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	13	$8,330	$7,887
Short-term bank loan	10	7,000	-
Trade accounts payable		49,462	49,025
Deferred revenue and short-term customers' advances		6,634	1,915
Other current liabilities	11	35,202	18,109

Total current liabilities		106,628	76,936

LONG-TERM LOANS FROM BANKS (*)	10, 12, 14	222,989	379,314

DEBENTURES (**)	13, 14	208,512	117,460

LONG-TERM CUSTOMERS' ADVANCES	16A, 16D	11,138	27,983

OTHER LONG-TERM LIABILITIES	15	45,959	40,380

Total liabilities		595,226	642,073

SHAREHOLDERS' EQUITY	16A, 17	110,277	44,709

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$705,503	$686,782

(*)	of which $202,989 and $365,563 are calculated based on its fair value as of December 31, 2008 and December 31, 2007, respectively.

(**)	of which $16,825 and $28,484 are calculated based on its fair value as of December 31, 2008 and December 31, 2007, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

		Year ended December 31,
	Note	2008	2007	2006

REVENUES	18	$251,659	$230,853	$187,438

COST OF REVENUES		298,683	284,771	267,520

GROSS LOSS		(47,024)	(53,918)	(80,082)

OPERATING COSTS AND EXPENSES

Research and development		14,969	13,790	15,048
Marketing, general and administrative		33,223	31,604	25,831
Write-off of in-process research and development	3	1,800	-	-
Merger related costs		520	-	-
Fixed assets impairment	7B	120,538	-	-

		171,050	45,394	40,879

OPERATING LOSS		(218,074)	(99,312)	(120,961)

FINANCING EXPENSE, NET	14, 19	(17,566)	(34,976)	(47,563)

GAIN ON DEBT RESTRUCTURING	12B	130,698	-	-

OTHER INCOME (EXPENSE), NET		(918)	92	597

LOSS BEFORE INCOME TAX EXPENSES		(105,860)	(134,196)	(167,927)

INCOME TAX PROVISION	20	(575)	-	-

LOSS FOR THE YEAR		$(106,435)	$(134,196)	$(167,927)

BASIC LOSS PER ORDINARY SHARE

Loss per share		$(0.79)	$(1.13)	$(2.03)

Weighted average number of ordinary
shares outstanding - in thousands		134,749	118,857	82,581

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid-in capital	Capital notes	Cumulative stock based compensation	Treasury stock	Accumulated Other comprehensive gain (loss)	Accumulated deficit	Comprehensive income (loss)	Total
	Shares	Amount

BALANCE - JANUARY 1, 2006	68,232,056	$16,548	$524,600	$-	$(26)	$(9,072)	$(1,554)	$(559,724)		$(29,228)

Issuance of shares and warrants	16,729,145	3,860	26,126							29,986
Conversion of convertible debentures to shares	16,734,316	3,696	15,634							19,330
Employee stock-based compensation					4,896					4,896
Exercise of options	7,250	2	9							11
Exercise of warrants	350,000	81	469							550
Stock-based compensation, note 17B(5)			4,146							4,146
Capital notes				176,401						176,401
Other comprehensive gain							1,351		1,351	1,351
Loss for the year								(167,927)	(167,927)	(167,927)

Comprehensive loss									(166,576)

BALANCE - DECEMBER 31, 2006	102,052,767	$24,187	$570,984	$176,401	$4,870	$(9,072)	$(203)	$(727,651)		$39,516

Issuance of shares and warrants	22,705,598	5,398	29,469							34,867
Conversion of convertible debentures to shares	591,520	142	674							816
Employee stock-based compensation					8,731					8,731
Exercise of options	176,231	44	183							227
Reclassification of bifurcated conversion
option to shareholders' equity			28,377							28,377
Stock-based compensation, note 17B(5)			1,331							1,331
Other comprehensive loss							(167)		(167)	(167)
Cumulative effect adjustment of the Facility
Agreement to retained earnings								65,207	65,207	65,207
Loss for the year								(134,196)	(134,196)	(134,196)

Comprehensive loss									(69,156)

BALANCE - DECEMBER 31, 2007	125,526,116	$29,771	$631,018	$176,401	$13,601	$(9,072)	$(370)	$(796,640)		$44,709

Issuance of shares and warrants	34,256,292	9,699	37,045							46,744
Conversion of convertible debentures to shares	1,543,226	459	1,692							2,151
Employee stock-based compensation					6,127					6,127
Exercise of options	5									-
Reclassification of bifurcated conversion
option to shareholders' equity			3,907							3,907
Capital notes				115,071						115,071
Other comprehensive loss							(1,997)		(1,997)	(1,997)
Loss for the year								(106,435)	(106,435)	(106,435)

Comprehensive loss									(108,432)

BALANCE - DECEMBER 31, 2008	161,325,639	$39,929	$673,662	$291,472	$19,728	$(9,072)	$(2,367)	$(903,075)		$110,277

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share data and per share data)

	Year ended December 31,
	2008	2007	2006

CASH FLOWS - OPERATING ACTIVITIES

Loss for the year	$(106,435)	$(134,196)	$(167,927)
Adjustments to reconcile loss for the year
to net cash provided by (used in) operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	(130,698)	-	-
Depreciation and amortization	138,808	154,343	171,743
Effect of indexation, translation and fair value measurement on debt	(6,937)	6,227	2,569
Fixed assets impairment	120,538
Write down of customer advance	-	(9,747)	-
Other expense (income), net	918	(92)	(597)
Write-off of in-process research and development	1,800	-	-
Changes in assets and liabilities:
Trade accounts receivable	15,666	(13,479)	(14,722)
Other receivables and other current assets	5,527	333	(2,662)
Inventories	(4,008)	459	(14,064)
Trade accounts payable	(5,119)	15,435	(4,733)
Deferred revenue and customers' advances	(12,864)	-	-
Other current liabilities	(7,224)	(1,363)	6,551
Other long-term liabilities	3,247	935	(3,285)

	13,219	18,855	(27,127)
Decrease in customers' advances, net	(658)	(2,172)	(2,306)

Net cash provided by (used in) operating activities	12,561	16,683	(29,433)

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(87,224)	(107,485)	(161,187)
Investment grants received	-	1,654	5,219
Proceeds related to sale and disposal of property and equipment	-	108	600
Acquisition of subsidiary consolidated for the first time (a)	2,616	-	-
Investments in other assets and intangible assets	(78)	(500)	(4,000)
Decrease in designated cash and short-term
interest-bearing deposits	-	-	31,661
Decrease (increase) in short-term interest-bearing deposits	-	1,230	(1,230)
Long-term investments	-	(950)	-

Net cash used in investing activities	(84,686)	(105,943)	(128,937)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	52,000	28,000	18,295
Proceeds on account of capital notes	20,000	-	100,000
Proceeds from issuance of debentures and warrants, net	1,440	50,690	58,766
Proceeds from issuance of ordinary shares and warrants, net	-	26,534	20,673
Proceeds from exercise of warrants	-	-	550
Repayment of debenture	(8,179)	(7,088)	(6,476)
Proceeds from exercise of share options	-	227	9
Fees related to amendment of line of credit	(926)	(1,047)	(1,074)
Debt repayment	(2,000)	(3,230)	-

Net cash provided by financing activities	62,335	94,086	190,743

Effect of foreign exchange rate change	159	-	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,631)	4,826	32,373
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	44,536	39,710	7,337

CASH AND CASH EQUIVALENTS - END OF YEAR	$34,905	$44,536	$39,710

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share data and per share data)

	Year ended December 31,
	2008	2007	2006

NON-CASH ACTIVITIES

Investments in property and equipment	$11,667	$17,982	$42,575

Stock-based compensation	$-	$1,331	$4,146

Investments in other assets	$-	$-	$433

Conversion of long-term customers' advances to share capital	$-	$6,414	$7,621

Conversion of long term debt and convertible debentures to capital notes	$95,071	$-	$76,401

Conversion of convertible debentures to share capital	$2,151	$816	$19,330

Cumulative effect adjustment of the Facility Agreement to retained earnings	$-	$65,207	$-

Reclassification of bifurcated conversion option to shareholders' equity	$3,907	$28,377	$-

Issuance of shares and warrants relating the merger with Jazz	$46,744	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$18,520	$28,831	$35,008

Cash paid during the year for income taxes	$7	$55	$134

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR
THE FIRST TIME, SEE ALSO NOTE 3 :

Assets and liabilities of the subsidiary as of September 19, 2008 :

Working capital (excluding cash and cash equivalents)	$(1,086)
Fixed assets	95,244
Long-term investments	17,100
Intangible assets	59,500
Other assets	66
Convertible debenture	(108,600)
Long-term liabilities	(22,640)
Goodwill	7,000

	46,584

Less:
Issuance of share capital and warrants	46,744
Accrued merger related costs	2,456

	49,200

	$2,616

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

Tower Semiconductor Ltd. (“the Company”), incorporated in Israel, commenced operations in 1993. The Company is an independent specialty wafer foundry that delivers customized solutions in a variety of advanced complementary metal oxide semiconductor (CMOS) technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors and power management devices. The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility (“Fab 1”), and in geometries ranging between 0.18 and 0.13 microns at its 200-millimeter fabrication facility (“Fab 2”). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

The Company’s ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

In September 2008, the Company completed its merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of the Company (Jazz Technologies and Jazz Semiconductor shall collectively be referred to as “Jazz”). Jazz’s process technologies include Analog-Intensive Mixed-Signal (AIMS) process technologies, Analog CMOS, RFCMOS, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Its customers’analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems.

The Company’s consolidated financial statements include Jazz results for the period between September 19, 2008 and December 31, 2008 and Jazz balance sheet as of December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. For additional data regarding the merger, see also Note 3.

The industry in which the Company and Jazz operate is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, high levels of fixed costs, and the need for constant advancements in production technology. During the past several years, the Company has experienced significant recurring losses, negative net cash flows and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and to improve its market positioning, increased its sales activities, improved its quarterly and yearly EBITDA and cash flow from operations, increased its installed capacity level, raised funds and restructured its debt. See details in Notes 12B, 16A(3) and 17 F-J.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

In September 2008, the Company signed and closed definitive agreements with the two leading Israeli banks, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.,(“Banks”) and the Israel Corporation (“TIC”) for the conversion of approximately $250,000 of the Company’s debt into equity and for TIC’s additional equity investments in the Company in the amount of up to $40,000. For details see Note 12B.

The current worldwide economic downturn, the prevailing adverse market conditions in the semiconductor industry including global decreased demand, downward price pressure, excess inventory, unutilized capacity and the lack of availability of funding sources may adversely affect the future financial results and position of the Company, including its ability to continue to support its ongoing operations and growth plans. The Company is working to mitigate the potential effect of this downturn through several measures, which it believes could result in sufficient timely funding to allow it to continue its operations, including completing the execution of the previously announced cost reduction plan, which is targeted at saving approximately $60,000 on an annual run-rate, and exploring alternative sources of funding (such as a possible sale and lease-back of a portion of its real estate assets, sale of other assets and/or intellectual property, licensing, receipt of all or part of pending grants from the Israeli Investment Center and other alternatives for fund raising). There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to maintain its ongoing activities and operations. See also Notes 12B, 16A(3), 16A(6) and 17 F-J.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, which include its marketing and sales subsidiary in the United States and Jazz, a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in Newport Beach, California (see also Note 3). The Company’s consolidated financial statements include Jazz results for the period between September 19, 2008 and December 31, 2008 and Jazz balance sheet as of December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Presentation of Assets and Liabilities Resulting from the Merger with Jazz

Assets and liabilities resulting from the merger with Jazz are presented based on estimated fair values as of the date of the merger, see Note 3. The fair values of Jazz’s assets and liabilities are based on a preliminary valuation performed by the Company in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). Final valuation of Jazz’s assets and liabilities may vary significantly.

D.	Cash and Cash Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

E.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

G.	Property and Equipment

(1)	Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring, constructing, establishing and installing property and equipment (whether performed by others or internally), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on the Company’s estimates and methodologies including time sheet inputs.

Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable was determined based on qualified investments made during any reporting period, provided that the primary criteria for entitlement had been met.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and Equipment (Cont.)

(1)	(Cont.)

During 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, machinery and equipment are depreciated over estimated useful lives of 7 years commencing the second quarter of 2007 (as opposed to 5 years prior to such period). The change was based on the Company’s best estimate of the useful lives of its equipment, its experience accumulated from Fab 1 and recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively.

For the effect of this change, see Note 7A.

Property and equipment resulting from the merger with Jazz were recorded at estimated fair value as of the date of the merger and are depreciated as described below (See Note 3).

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure)	10-25 years
Machinery and equipment	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in S below.

H.	Intangible Assets

Technology

The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab2 technologies are amortized over the expected estimated economic life of the technologies commonly used in the industry. Amortization phases commence on the dates on which each of the Fab2 manufacturing lines is ready for its intended use. Fab2 technologies are presented net of accumulated amortization as of December 31, 2008 and 2007 in the amounts of $73,948 and $63,911, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Intangible Assets (Cont.)

Technology (Cont.)

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in S below.

Intangible assets and goodwill resulting from the merger with Jazz were recorded at estimated fair value as of the date of the merger, see Note 3.

I.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Notes 16A(7) and 16C are amortized over the lease period.

J.	Convertible Debentures

Under Accounting Principles Board Opinion No. 14 (“APB 14”), the proceeds from the sale of the securities are allocated to each security issued based on their relative fair value. SFAS 133 generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of SFAS 133. In determining whether embedded derivative should be bifurcated the Company considers all other scope exceptions provided by SFAS No. 133. One scope exception particularly relevant to convertibles provides that if the embedded conversion feature is both indexed to and classified in the Company’s equity based on the criteria established in EITF 00-19 and other EITF’s, bifurcation is not required.

Convertible debentures resulting from the merger with Jazz are based on its estimated fair value as of the date of the merger, see Note 3.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Convertible Debentures (Cont.)

Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The amount allocated to such instruments, in connection with the issuance of debt not accounted at fair value is considered a discount on the debt issued and results in an adjustment to the yield on the debt issued.

K.	Income Taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

Deferred tax assets are recognized if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax assets is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward amount of the Company as of December 31, 2008 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company’s results of operations, however deferred tax assets were recorded in Jazz, see Note 20C.

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future, see Note 20E.

The Company and its subsidiaries account for unrecognized tax benefits in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) and recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

L.	Revenue Recognition

The Company and Jazz’s net revenues are generated principally from sales of semiconductor wafers. The Company and Jazz derives the remaining balance of its net revenues from the resale of photomasks and other engineering services. The majority of the Company and Jazz’s sales are achieved through the efforts of its direct sales force.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Revenue Recognition (Cont.)

In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), and SAB No. 104, “Revenue Recognition” (“SAB No. 104”), the Company and Jazz recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance can reasonably be expected to conform to the specified acceptance provisions.

Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until products are shipped to the customer, services are rendered or the capacity reservation period ends.

The Company and Jazz provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

M.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

N.	Loss Per Ordinary Share

Basic earnings per share is calculated, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), by dividing profit or loss attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the Company, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Comprehensive Income (Loss)

In accordance with SFAS 130, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

P.	Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company and its subsidiaries conduct their operations is the U.S. dollar (“dollar”). Accordingly, the dollar is the functional and reporting currency. Financing expenses, net in 2008 include net foreign currency transaction gains of $2,401 and financing expenses, net in 2007 and 2006 include net foreign currency transaction losses of $3,526 and $3,659, respectively.

Q.	Jazz’s Pension Plans

Jazz’s liabilities relating its retirement plan for hourly employees and postretirement health and life benefits plans are stated at their fair values.

Jazz adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)", (“SFAS No. 158”) which requires to recognize the funded status of the defined benefit and other postretirement benefit plans in the balance sheet, with changes in the funded status recognized through comprehensive income, net of tax, in the year in which they occur. SFAS No. 158 requires the amounts recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical trend rates and discount rates. A change in these assumptions could cause actual results to differ from those reported.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Stock-Based Compensation

In January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), under which employee share-based equity awards accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company elected the modified prospective method as its transition method. Under the modified prospective method the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

S.	Impairment of Assets

Impairment of Fixed Assets and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Application of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) resulted in an impairment charge which was recorded during 2008, see Note 7B.

Impairment of Goodwill

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed to as against the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

T.	Derivatives

The Company issues derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS in which its shares are also traded). The Company considers those instruments to be indexed only to its own stock and not dual indexed. After considering the various guidance available on this issue, the Company decided that pending the final consensus in EITF 07-5 it will continue to consider such instruments as indexed solely to its own shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Initial Adoption of New Standards

FAS 157-3

In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

—	Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

—	Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

—	Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

—	The Company’s Assumptions and Nonperformance and Liquidity Risks – The use of the Company’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates” is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Initial Adoption of New Standards (Cont.)

FAS 157-3(Cont.)

—	Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

The Company considered the guidance in this FSP in evaluating its Banks’ loans and certain of its debt securities that are traded in inactive markets.

V.	Recently Issued Accounting Standards

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”(“SFAS 133”). The provisions of SFAS 161 require entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosure requirements of SFAS 161.

FSP 142-3

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. The Company is currently evaluating the impact that FSP 142-3 will have, if at all, on its consolidated financial statements and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Recently Issued Accounting Standards (Cont.)

FSP APB 14-1

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“APB 14-1”). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of APB 14-1 on its consolidated financial statements.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”(“FSP EITF 03-6-1”). FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128", and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company is currently evaluating the impact that the adoption of FSP EITF 03-6-1 will have on its consolidated financial statements but believes that its effect will be immaterial due to immaterial use of instruments within the scope of the FSP.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Recently Issued Accounting Standards (Cont.)

EITF Issue No. 07-5

In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”. The Consensus was reached on the following three issues:

1.	The way an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2.	The way the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3.	The way an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Company is currently evaluating the effect of EITF 07-5 and has not yet determined the impact of the consensus on its financial position or results of operations.

W.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2008 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ

Introduction

In connection with the merger of the Company with Jazz described in Note 1 in a stock for stock transaction, upon the closing of the merger with Jazz, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of the Company, each outstanding warrant, option and convertible debentures to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of the Company. Effective September 19, 2008, Jazz’s common stock, warrants and units were no longer traded on the American Stock Exchange (AMEX).

In consideration for the shares, options and warrants of Jazz, the Company issued approximately 34,256,292 ordinary shares 5,381,213 options and 59,459,423 warrants with a total value of $46,744 (or $50,070 including transaction costs). The per share value, as well as the value of the options and warrants, was calculated based on the Company’s stock price prevailing around May 19, 2008, the date of signing the definitive agreement of the merger and announcing it, in accordance with provisions of EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. The merger was accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method, Jazz was treated as the “acquired” company. The results of Jazz’s operations have been included in the consolidated financial statements for the period between September 19, 2008 and December 31, 2008 and its balance sheet was included as of December 31, 2008.

Estimated Fair Values of Jazz's Assets and Liabilities as of the Date of Merger

The following table summarizes the estimated fair values of Jazz’s assets and liabilities at the date of merger:

September 19, 2008

Current assets	$42,035
Long-term investments	17,100
Property, plant, and equipment	95,244
Intangible assets	59,500
Other assets	66
Goodwill	7,000

Total assets as of merger date	220,945

Current liabilities	39,635
Convertible debentures	108,600
Other long-term liabilities	22,640

Total liabilities as of merger date	170,875

Net assets as of merger date	$50,070

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ (Cont.)

Estimated Fair Values of Jazz's Assets and Liabilities as of the Date of Merger (Cont.)

Of the $59,500 of intangible assets, $1,300 were assigned to existing technology, $15,100 were assigned to patents and other core technology, $1,800 were assigned to in-process research and development, $2,600 were assigned to customer relations, $5,200 were assigned to trade name and $33,500 were assigned to real estate lease agreements; $7,000 represent goodwill. The fair values set forth above are based on a preliminary valuation of Jazz’s assets and liabilities performed by the Company in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). Final valuation of Jazz’s assets and liabilities may vary significantly.

Pro-Forma Financial Information

The following unaudited pro-forma financial information assumes that the merger occurred on January 1, 2007. Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

	Year ended December 31,
	2008	2007
	(Unaudited)

Revenues	$384,044	$438,502

Loss	(103,304)	(147,396)

Loss per share - basic and diluted	$(0.65)	$(0.96)

NOTE 4	–	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2008	2007

Government agencies	$2,277	$4,685
Others	43	63

	$2,320	$4,748

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 5	–	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2008	2007

Raw materials	$12,662	$12,351
Work in process	13,229	14,964
Finished goods	12,838	491

	$38,729	$27,806

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $12,488 and $6,497 as of December 31, 2008 and 2007, respectively.

NOTE 6	–	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2008	2007

Severance pay funds (see Note 15B)	$12,193	$13,848
Investment in HHNEC (see below)	17,100	--
Investment in limited partnership (see below)	206	950
Others	--	295

	$29,499	$15,093

Investment in Limited Partnership:

In December 2007, the Company together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, established a limited partnership to develop and market X-ray detectors for medical applications. The Company owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

Investment in HHNEC:

Jazz is holding an equity investment in HHNEC (Shanghai Hau Hong NEC Electronics Company, Ltd.). As of December 31, 2008, the investment represented a minority interest of approximately 10% in HHNEC, hence the investment in HHNEC was recorded at fair value as of the date of the merger and subsequently carried using the cost method of accounting for investments, as the Company does not have the ability to exercise significant influence, see Note 3.

As part of the acquisition of 10% interest in HHNEC, Jazz is obligated to pay additional amounts to former stockholders of Jazz Semiconductor if it will realize proceeds in excess of $10,000 from a liquidity event through February 16, 2010. In that event, Jazz will pay the former Jazz Semiconductor stockholders an amount equal to 50% of the proceeds over $10,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7	–	PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
	2008	2007

Cost:
Buildings (including facility infrastructure)	$262,332	$235,960
Machinery and equipment (*)	1,010,370	985,912

	1,272,702	1,221,872

Accumulated depreciation and amortization
Buildings (including facility infrastructure)	89,914	75,227
Machinery and equipment	733,091	644,358

	823,005	719,585

	$449,697	$502,287

(*)	Presented net of impairment charges as of December 31, 2008, see B below.

Supplemental disclosure relating to cost of property and equipment:

(1)	As of December 31, 2008 and 2007, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,922.

(2)	Depreciation expenses, in relation to Fab 2 property and equipment were $94,211, $113,393 and $123,422 in 2008, 2007 and 2006, respectively.

Depreciation expenses, in relation to Jazz property and equipment were $5,513 in the period between the merger date and December 31, 2008.

(3)	Had the Company calculated its depreciation for machinery and equipment using a useful life of a five year schedule (see Note 2G(1)), depreciation expenses for 2008 would have been $129,870 (as compared to $102,256 presented using a useful life of a seven year schedule).

B.	Fixed Assets Impairment

Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory (see also Note 1), the Company has determined during 2008 that the events and circumstances indicate that the carrying amount of its machinery and equipment may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tested the recoverability of its machinery and equipment based, among others, on its business plan and prevailing market conditions, and determined that the carrying amounts of its machinery and equipment may not be recoverable. The Company evaluated the fair value of its machinery and equipment and determined that the carrying amounts exceed the fair values by $120,538. The Company recorded a charge in that amount in a separate line in its 2008 statement of operations.

The fair values of the Machinery and Equipment were determined using expected cash flows discounted at discount rate commensurate with the risk involved in generating such cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7	–	PROPERTY AND EQUIPMENT, NET (Cont.)

C.	Investment Grants

In January 1996, an investment program (“1996 program”) for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2008, the report has not yet received final approval from the Investment Center.

See Note 16A(6) with respect to the Fab 2 program approved by the Investment Center in December 2000.

Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments – 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company’s assets, see Note 20A.

D.	For liens, see Notes 12D, 16A(6) and 16D(2).

NOTE 8	–	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	Useful Life	2008	2007

Real estate lease (*)	19	$32,988	$-
Technologies in relation to Fab2	4	23,799	33,836
Patents and other core technology rights (*)	9	14,625	-
Trade name (*)	9	5,037	-
Customers relationship (*)	15	2,551	-
Existing technology (*)	9	1,259	-
Others		775	875

		$81,034	$34,711

(*)	Intangible assets amounts in relation to Jazz are based on its fair value as of the merger date, see Note 3.

In process research and development in the amount of 1,800 was immediately written off and included in a separate line in the statement of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 9	–	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2008	2007

Prepaid long-term land lease, net (see Note 16C)	$4,503	$4,622
Debentures issuance expenses, net (see Note 17)	2,781	3,418
Prepaid expenses - long-term	1,202	1,270
Deferred financing charges, net	316	1,734

	$8,802	$11,044

NOTE 10	–	ASSET-BASED REVOLVING CREDIT FACILITY

On September 19, 2008, Jazz entered into a Second Amended and Restated Loan and Security Agreement, as guarantor of its subsidiary Jazz Semiconductor, Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Wachovia Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility in the total amount of up to $55,000. On December 31, 2008, Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations.

The borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the Wachovia Loan Agreement. The maturity date of the facility is September 2011, unless terminated earlier. Loans under the facility bear interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate (as defined in the Wachovia Loan Agreement) plus a margin ranging from 2.0% to 2.5% per annum.

The Wachovia Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Wachovia Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers. If any event of default occurs, Wachovia may declare that all borrowings under the facility are due immediately, foreclose on the collateral and increase the interest rate on any amounts outstanding. As of December 31, 2008, Jazz was in compliance of all the covenants under this facility.

As of December 31, 2008, Jazz had an outstanding balance of $27,000 in loans, of which $20,000 is classified as long-term debt. In addition, as of such date, there were approximately $2,000 outstanding under letters of credit, and the remaining available credit line was approximately $13,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11	–	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2008	2007

Accrued compensation and benefits	$10,648	$6,138
Vacation accrual	4,652	3,574
Interest payable (primarily in relation to convertible
debentures)	5,726	742
Due to related parties	11,324	7,459
Other	2,852	196

	$35,202	$18,109

NOTE 12	–	LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31, 2008
	Effective interest rate (*)

In U.S. Dollar	5.30%	$120,000
In U.S. Dollar	4.00%	86,087

Total long-term debt from Banks-principal amount		206,087
Fair value adjustments		(3,098)

Total long-term debt from Banks		202,989

Jazz's long-term debt from Banks, see Note 10	4.00%	20,000

Total long-term debt from Banks		$222,989

	As of December 31, 2007
	Effective interest rate (*)

In U.S. Dollar	5.98%	$288,693
In U.S. Dollar	5.10%	80,000
In U.S. Dollar, see B below, "September
2007 Amendment"	7.88%	14,000

Total long-term debt from Banks- principal amount		382,693
Fair value adjustments		(3,379)

Total long-term debt from Banks		$379,314

(*)	The effective interest rate as of December 31, 2008 and 2007 of loans in the amount of $200,000 and $80,000, respectively, takes into account the terms of the hedging agreements described in Note 14A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement

Introduction

In January 2001, the Company entered into a credit Facility Agreement with the Banks, which was revised several times, under which the Company borrowed an aggregate of $557,000 to fund the establishment and equipping of Fab 2 (“Facility Agreement”). The Facility Agreement has been most recently amended in September 2008, see below. As of December 31, 2008, the Company’s outstanding debt under this Facility Agreement is approximately $206,000, which carries interest at a rate of three-month USD LIBOR plus 2.5% per annum. For details, see below.

September 2006 Amendment

As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement. Pursuant to the amendment, among other things: (i) $158,000 of debt under the Facility Agreement was converted into equity equivalent capital notes of the Company, which notes are convertible into 51,973,684 of the Company’s ordinary shares, representing twice the average closing price per share during the ten days prior to signing the Memorandum of Understanding (“MOU”) that preceded the final amendment; these equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006 (the “Decreased Amount”). As compensation for the Decreased Amount and subject to adjustment, it was agreed that in January 2011, the Banks would be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company’s ordinary shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If during the second half of 2010, the closing price of Company’s ordinary shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the equity equivalent capital notes or shares issuable upon the conversion of the equity equivalent capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in securities of the Company may be payable in cash under certain circumstances; (iii) the repayment schedule of the outstanding loans, which following the conversion was approximately $369,000, was set to be in 12 equal quarterly installments between September 2009 and June 2012 (which payment schedule was further postponed according to the closing of the September 2008 definitive agreement with the Company’s Banks and TIC); (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until September 2011, see Note 17B(5)(a); and (v) the financial ratios and covenants that the Company is to satisfy were revised.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

September 2007 Credit Line Agreements with the Banks and TIC and September 2007 Amendment

In September 2007, the Company signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60,000, 25% of which was to be provided by each Bank and 50% by TIC, $28,000 of which had been borrowed during 2007 and the remainder during 2008. Each drawdown comprised of 25% from each bank and 50% from TIC. Loans under the credit lines carried an interest at an annual rate of three-month USD LIBOR plus 3% and were repayable 2 years from the date any loan was borrowed. The above described loans’ terms, including repayment schedule, outstanding amounts and other terms, were later revised to result in postponed schedule, lower amount outstanding and other terms, for details, see “September 2008 definitive agreement with the Banks and TIC” below. The Company paid the Banks and TIC customary fees. For details regarding 5,411,764 warrants granted to the Banks and TIC in connection with this agreement, see Note 17B(5). Further, in September 2007, the Company signed and closed a definitive amendment to the Facility Agreement mainly to reflect into it the Credit Line Agreements described above and to revise the financial ratios and covenants that the Company was to satisfy.

September 2008 Definitive Agreement with the Company’s Banks and TIC

In September 2008, the Company signed and closed definitive agreements with its Banks and TIC.

Pursuant to the agreements: (i) $200,000 of the Company’s debt to the Banks was converted at a conversion rate of $1.42 into equity equivalent capital notes of the Company, exercisable into the Company’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of the Company’s public announcement regarding its debt conversion negotiations with the Banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012; (iii) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Banks’ loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the Banks’ loans was set to be LIBOR plus 2.5% per annum; (v) the compensation for the Decreased Amount agreed to in the September 2006 amendment was revised pro-rata to the decreased loans; (vi) the Banks waived in full the Company’s compliance with financial covenants through the end of 2008; (vii) $50,000 of debt owed by the Company to TIC (consisting of $30,000 owed under a loan facility and $20,000 of the Company’s convertible debentures series B held by TIC) were converted at a conversion rate of $1.42 into equity equivalent capital notes exercisable into the Company’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20,000 in the Company in exchange for equity equivalent capital notes of the Company exercisable into the Company’s ordinary shares at $0.71 per share, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

September 2008 Definitive Agreement with the Company's Banks and TIC (Cont.)

Furthermore, TIC committed to invest up to an additional $20,000 under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount. In consideration for such investment, TIC received an amount of equity equivalent capital notes of the Company, exercisable into ordinary shares of the Company, at a price of $0.26 per share. The above mentioned equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

As part of the definitive agreements with the Banks and TIC, the Company issued in 2008 equity equivalent capital notes exercisable into approximately 204 million ordinary shares of the Company with total value of $115,071, calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the definitive agreements. Such debt conversion resulted in a gain of $130,698 that was recorded in the Company’s statement of operations for 2008.

Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an early adoption by the Company of FASB No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” and the Company’s election to apply the fair value option to the Facility Agreement.

The effect of the election of fair value option to the Facility Agreement as of January 1, 2007 was a gain of $65,207 which has been recorded as a cumulative-effect adjustment to retained loss (no tax effects have been recorded).

The carrying amount of the Facility Agreement prior and after the election was $432,430 and $367,223, respectively.

In 2006, prior to the fair value election, the loans under the amendment of September 2006 were treated as a troubled debt restructuring within the scope of FASB No. 15. The September 2008 amendment was accounted for by calculating the fair value of the remaining outstanding obligation to the Banks. The excess of the fair value of the obligation prior to the amendment over the fair value of the remaining obligation was considered settled (“the Settled Amount”). A gain on conversion of debt was recognized in the amount of the excess of the Settled Amount over the fair value of the equity equivalent capital notes issued. The fair value of the notes was calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the definitive agreements with the Banks and TIC.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

Accounting for the Loans under the Facility Agreement (Cont.)

As required by SFAS No. 159 the Company also adopted the provisions of FASB 157 Fair Value Measurements. The adoption of the Standard is effective January 1, 2007. According to the Standard, the Company can choose to carry at fair value eligible items as defined in the Standard from the date of early adoption and accordingly the Company decided to apply the fair value option to the Facility Agreement. For fair value measurement, see Note 14D.

C.	Repayment Schedule

The principal amount of the long-term debt as of December 31, 2008 is repayable as follows:

2010	$71,522
2011	103,043
2012	51,522

$226,087

D.	The Facility Agreement with the Banks restricts the Company’s ability to place liens on its assets (other than to the State of Israel in respect of investment grants – see Note 16A(6) and to SanDisk – see Note 16D(2)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 16A(5).

E.	For long term bank loans of Jazz see Note 10.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES

A.	Composition:

	As of December 31, 2008
	Interest rate		Carrying amount	Bifurcated embedded feature	Fair value	Total

2002 Convertible debentures series A (*)	4.7%		$8,330	$--	$--	$8,330
2005 Convertible debentures series B	5%		5,283	--	--	5,283
2006 Convertible debentures series C	--	(**)	46,738	--	--	46,738
2007 Non-convertible debentures series D	8%		29,614	--	--	29,614
2007 Convertible debentures series E, see Note 14	8%		--	--	16,825	16,825

			89,965	--	16,825	106,790
Jazz's Convertible debentures	8%		110,052	--	--	110,052
Less - current maturities			8,330	--	--	8,330

			$191,687	$--	$16,825	$208,512

(*)	In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

(**)	See D below

	As of December 31, 2007
	Interest rate		Carrying amount	Bifurcated embedded feature	Fair value	Total

2002 Convertible debentures series A (*)	4.7%		$15,774	$--	$--	$15,774
2005 Convertible debentures series B	5%		9,547	--	--	9,547
2006 Convertible debentures series C	--	(**)	36,602	7,313	--	43,915
2007 Non-convertible debentures series D	8%		27,627	--	--	27,627
2007 Convertible debentures series E, see Note 14	8%		--	--	28,484	28,484

			89,550	7,313	28,484	125,347
Less - current maturities			7,887	--	--	7,887

			$81,663	$7,313	$28,484	$117,460

(*)	In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

(**)	See D below

If on a payment date of the principal or interest on the debentures (series A-E) there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. The debentures and interest thereon are unsecured and subordinated to the Company’s existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement – see Note 16A(5), to SanDisk – see Note 16D(2) and to the government of Israel – see Note 7C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

B.	2002 Convertible Debentures Series A

In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 (approximately $24,300) principal amount of convertible debentures, linked to the Israeli Consumer Price Index (“CPI”). The debentures were issued at 96% of their par value, and bore annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount was payable in four equal installments in January of each year between 2006 and 2009. The debentures were convertible until December 31, 2008 into ordinary shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures. The outstanding principal amount of convertible debentures as of December 31, 2008, adjusted to the CPI was $8,449, and has been paid in January 2009, thereby redeeming the debentures in full.

C.	2005 Convertible Debentures Series B

The Company issued $48,169 principal amount of convertible debentures by way of a rights offering based on a prospectus which became effective on December 2005. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market (“Series B”). The debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment in January 2012. As of December 31, 2008, the outstanding principal amount of those convertible debentures is $10,681 following conversions occurred. See also below.

The debentures are convertible into the Company’s ordinary shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if the Company had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006. No such adjustment was or will be required and the downward adjustment mechanism has expired.

In analyzing whether the conversion feature requires bifurcation, the Company considered whether the conversion feature would be classified as a liability orwithin shareholders’ equity. To determine classification, the conversion feature must be analyzed under EITF 00-19. The first step of the EITF 00-19 analysis for these features is to determine whether the host contract is a conventional convertible instrument. Since the conversion feature in Series B contains a reset provision that adjusts the conversion rate, the Company determined that Series B cannot be considered a “conventional convertible instrument”.

Since Series B does not qualify as conventional convertible debt, paragraphs 12-32 of EITF 00-19 must be analyzed to determine whether the conversion feature should be accounted for as a liability or as equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

C.	2005 Convertible Debentures Series B (Cont.)

The Company considered the provisions of Series B and determined that the number of shares issuable upon conversion of the convertible instrument is uncapped and thus requires bifurcation and treatment as derivative classified as liability. Such classification remains until the adjustment feature expires and shares issuable are fixed. The conversion feature was bifurcated using the with and without method prescribed in DIG Issue B6 and subsequently marked the conversion feature to fair value through profit and loss.

(i)	In December 2006 the downward adjustment to the conversion rate feature expired resulting in the change to the embedded derivative such that it no longer require bifurcation under SFAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity was $28,377 in accordance with EITF 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in SFAS No. 133".

(ii)	The remaining balance of unamortized discount as of December 31, 2008 and 2007 was 5,398 (including the effect of September 2008 amendment described in Note 12B) and $19,567, respectively.

SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Primary Wafer Partners”) and TIC have invested $27,811 in the framework of the rights offering.

As part of the September 2008 definitive agreement with the Company’s Banks and TIC, $20,000 in convertible debentures series B were converted into equity equivalent capital notes of the Company, see Note 12B.

Through December 31, 2008, $20,306 aggregate principal amount of debentures were converted into 18,460,368 ordinary shares of the Company. Following said conversion into ordinary shares and the conversion to equity equivalent capital notes as part of the September 2008 definitive agreement with the Company’s Banks and TIC, the outstanding principal amount of convertible debentures Series B as of December 31, 2008 is $10,681.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

D.	2006 Convertible Debentures Series C

In 2006, the Company issued in a public offering NIS 164,430,000 principal amount of convertible debentures linked to the CPI, for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. Such options were exercised fully to convertible debentures such that the total principal amount issued was NIS 203,580,000. The convertible debentures were convertible into the Company’s ordinary shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The conversion price was subject to a reduction feature until June 2008, according to which the conversion rate of Series C was reduced in July 2008 from NIS 8.4 to NIS 4.31. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI. Through December 31, 2008, NIS 1,774,255 aggregate principal amount of debentures were converted into 408,576 ordinary shares of the Company.

The outstanding principal amount of convertible debentures as of December 31, 2008 is $56,150.

As described in C above, Series C conversion rate contained a reduction feature that was considered a derivative that requires bifurcation and subsequent mark to market through earnings.

The embedded feature was measured at fair value using a valuation technique that utilizes the discounted cash flows of Black-Scholes and Monte Carlo simulation. The Monte Carlo simulation was used to incorporate the possible adjustment of the conversion rate in different scenarios. The key inputs included were interest rate, the spot price of the Company’s share and its volatility.

In June 2008 the conversion rate reduction feature expiration resulted in a change of the embedded derivative, such that it no longer required bifurcation under SFAS133 and the amount of the liability for the conversion option reclassified to stockholders’equity was $3,907 in accordance with EITF 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133".

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

E.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which the Company raised gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent (“series D”); (ii) long-term convertible-debentures repayable in December 2012 with a 17.2 NIS conversion price, with a face amount of NIS 262,500 (approximately $62.7), carrying an annual interest of 8 percent(“series E”), and (iii) 5,800 warrants, each exercisable until 2011, for one Tower Ordinary Share at a price of $2.04. The debentures are linked to the CPI and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

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

The outstanding principal amount of series D and E as of December 31, 2008 was $32,632 and $36,095, respectively. The Company elected to carry series E at fair value in accordance with provisions of SFAS No. 155.

F.	Convertible Debentures Issued By Jazz

In 2006, Jazz completed private placements of convertible debentures. The convertible debentures bear interest at a rate of 8% per annum payable twice a year. The convertible debentures may be redeemed on or after December 31, 2009 at agreed upon redemption prices, plus accrued and unpaid interest. Otherwise, the convertible debentures mature on December 31, 2011. As a result of the merger, the holders of the convertible debentures have the option to convert the convertible debentures into the Company’s ordinary shares based on an implied conversion price of $4.07 per Company Ordinary Share.

As of December 31, 2008, $128,200 in principal amount of convertible debentures were outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

A.	Interest Rate Derivatives

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

The Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. The Company uses interest rate collar agreements, some of which with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The derivatives, although used as economic hedges, are not treated as hedges for accounting purposes. The changes in fair value are recorded immediately in earnings.

As of December 31, 2008, the Company had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $200,000, out of which, $120,000 are to be settled commencing June 30, 2009, concurrent with the expected interest cash payments on the Banks loans following the September 2008 definitive agreement with the Company’s Banks and TIC. As of December 31, 2007, the Company had such outstanding agreements in the amount of $80,000. Total changes of fair value of all derivatives above resulted in $3,531 loss for the year ended December 31, 2008.

The Company does not hold or issue derivative financial instruments for non-hedging purposes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company’s cash, cash equivalents are maintained with the two largest banks in Israel, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral insurance; however, in certain circumstances, the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers, see Note 18.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. The Company believes that its exposure to credit risk is immaterial considering its overall position with the Banks that are the counterparty to the derivatives.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding the Company’s long-term debentures and long-term Banks loans, do not materially differ from their respective carrying amounts as of December 31, 2008 and 2007. The fair values of the Company’s debentures, based on quoted market prices as of December 31, 2008, 2007 and 2006 were $34,664, $157,683 and $126,048, respectively.

Jazz’s assets and liabilities are presented based on an estimated fair value performed by the Company as of the merger date, see Note 3.

D.	Fair Value Measurements

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Fair values were determined using the income approach using a present value technique, as follows:

—	For Loans – the cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

—	For Embedded Derivatives - the Company utilized the Black Scholes Merton formula.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (Cont.)

—	For Over the Counter derivatives – the Company used the market approach using quotation from dealer markets.

—	For convertible debentures series E – until recently the market approach using quoted market prices was used. Due to recent downturn of the financial markets, including the inactive and depressed market conditions for these debentures in Israel, the Company believes that the market price does not provide evidence of fair value without adjustment. Hence, the market approach was adjusted to take into account other features that have not been captured by the market.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$16,825	$--	$--	$16,825
Long-term debt	202,989	--	--	202,989
Derivatives	3,236	--	3,236	--

	$223,050	$--	$3,236	$219,814

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Derivatives

As of January 1, 2008 - at fair value	$365,563	$28,484	$7,313
Total losses (gains) recognized in earnings	2,670	(11,659)	(3,406)
Conversion of Bank loans under the Definitive
Agreements with the Banks and TIC, see Note 12B	(165,244)	--	--
Reclassification of previously bifurcated conversion
option to shareholders' equity	--	--	(3,907)

As of December 31, 2008 - at fair value	$202,989	$16,825	$--

Unrealized losses (gains)recognized in earnings from liabilities
held at period end	$6,301	$(11,659)	$(3,406)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (Cont.)

Non Recurring Fair Value Measurements Using the Indicated Inputs:

	September 19, 2008	Significant unobservable inputs (Level 3)

Long-lived assets held and used	$95,244	$95,244
Intangible assets	59,500	59,500
Goodwill	7,000	7,000
Long-term investments	17,100	17,100
Convertible Debentures	108,600	108,600

	$287,444	$287,444

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2007	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Trading securities - convertible
debentures series E	$28,484	$28,484	$--	$--
Long-term debt	365,563	--	--	365,563
Derivatives	7,018	--	(295)	7,313

	$401,065	$28,484	$(295)	$372,876

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2007 - at fair value	$367,223	$11,513
Total gains unrealized in earnings	(1,660)	(4,200)

As of December 31, 2007 - at fair value	$365,563	$7,313

Unrealized gain in earnings from liabilities still held at period end	$(1,660)	$(4,200)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES

A.	Other long-term liabilities consist of the following:

	As of December 31,
	2008	2007

Accrued severance pay and other employee benefit plans, see B and C below	$26,752	$18,374
Long-term loans from TIC, see Note 12B "September 2007 Amendment",	--	14,000
Long-term liability to a Primary Wafer Partner net of current maturity, see Notes
16A(4) and 16D(2)	710	5,073
Deferred tax liability	11,749	--
Others (*)	6,748	2,933

	$45,959	$40,380

(*)	Includes $718 and $2,468 as of December 31, 2008 and December 31, 2007, respectively, of interest payable to related parties in regard to Series B, see also Note 13C.

B.	Employee Termination Benefits

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and other long-term liabilities, respectively. Commencing January 1, 2005 the Company started implementing with regard to most of its employees, a labor agreement according to which, monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and therefore the Company incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released thereafter on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $4,018, $3,323 and $2,807 for 2008, 2007 and 2006, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans

The following information provided, recognizes the periodic expenses and changes in benefit obligations in the period between September 19, 2008 and December 31, 2008 due to the new bargaining agreement effective May 2, 2008 entered into by Jazz with its collective bargaining unit employees.

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

Year ended December 31, 2008

Net periodic benefit cost
Service cost	$46
Interest cost	126
Expected return on the plan's assets	--
Amortization of transition obligation/(asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total net periodic benefit cost	$172

Other changes in plan assets and benefits obligations
recognized in other comprehensive income
Prior service cost for the period	$--
Net (gain) or loss for the period	1,338
Amortization of transition obligation (asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total recognized in other comprehensive income	$1,338

Total recognized in net periodic benefit cost and
other comprehensive income	$1,510

Weighted average assumptions used:
Discount rate	7.00%
Expected return on plan assets	N/A
Rate of compensation increases	N/A

Assumed health care cost trend rates:
Health care cost trend rate assumed for current year	9.00%
Ultimate rate	5.00%
Year the ultimate rate is reached	2014
Measurement date	December 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2008:

	Increase	Decrease

Effect on service cost and interest cost	$32	$(28)
Effect on postretirement benefit obligation	$1,293	$(1,177)

The components of the change in benefit obligation; change in plan assets and funded status for postretirement medical plan are as follows:

Year ended December 31, 2008

Change in benefit obligation:
Benefit obligation at beginning of period	$6,226
Service cost	46
Interest cost	126
Benefits paid	(48)
Change in plan provisions	--
Actuarial loss (*)	1,338

Benefit obligation end of period	$7,688

Change in plan assets:

Fair value of plan assets at beginning of period	$--
Actual return on plan assets	--
Employer contribution	48
Benefits paid	(48)
Fair value of plan assets at end of period	--

Funded status	$(7,688)

(*)	The actuarial loss for the period ended December 31, 2008 resulted primarily due to the decrease in discount rate from 7.00% to 6.10%.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

As of
December 31, 2008

Amounts recognized in statement of financial position :
Non-current assets	$--
Current liabilities	(180)
Non-current liabilities	(7,508)

Net amount recognized	$(7,688)

Weighted average assumptions used:
Discount rate	6.10%
Rate of compensation increases	N/A

Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	9.00%
Ultimate rate	5.00%
Year the ultimate rate is reached	2015

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits ($)

2009	180
2010	251
2011	338
2012	416
2013	489
2014 - 2018	3,963

Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for the pension plan are as follows:

Year ended December 31, 2008

Net periodic benefit cost
Service cost	$101
Interest cost	203
Expected return on plan assets	(189)
Amortization of transition obligation/(asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total net periodic benefit cost	$115

Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--
Net (gain) or loss for the period	2,804
Amortization of transition obligation (asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total recognized in other comprehensive income	$2,804

Total recognized in net periodic benefit cost and other
comprehensive income	$2,919

Weighted average assumptions used:
Discount rate	7.00%
Expected return on plan assets	7.50%
Rate of compensation increases	N/A
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Transition obligation (asset)	$--
Prior service cost	--
Net actuarial (gain) or loss	$192

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The components of the change in benefit obligation; change in plan assets and funded status for the postretirement medical plan are as follows (dollars in thousands):

Year ended December 31, 2008

Change in benefit obligation:
Benefit obligation at beginning of period	$9,961
Service cost	101
Interest cost	203
Benefits paid	(47)
Change in plan provisions	--
Actuarial loss (gain) (*)	883

Benefit obligation end of period	$11,101

Change in plan assets
Fair value of plan assets at beginning of period	$8,560
Actual return on plan assets	(1,732)
Employer contribution	214
Benefits paid	(47)

Fair value of plan assets at end of period	$6,995

Funded status	$(4,106)

Accumulated benefit obligation	$(11,101)

(*)	The actuarial loss for the period ended December 31, 2008 resulted primarily due to the poor asset performance (approximately 20% loss) and a decrease in the discount rate from 7.00% to 6.20%.

As of
December 31, 2008

Amounts recognized in statement of financial position
Non-current assets	$--
Current liabilities	--
Non-current liabilities	(4,106)

Net amount recognized	$(4,106)

Weighted average assumptions used
Discount rate	6.20%
Expected return on plan assets	7.50%
Rate of compensation increases	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits

2009	$308
2010	359
2011	396
2012	455
2013	518
2014 - 2018	$3,525

Jazz has estimated the expected return on assets of the plan of 7.5% based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if the Company’s estimates are not consistent with actual investment performance.

The pension plan weighted average asset allocations at December 31, 2008 by asset category are as follows:

Asset Category:	December 31, 2008	Target allocation 2009

Equity securities	65%	65 - 75%
Debt securities	35%	25 - 35%
Real estate	--%	--%
Other	--%	--%

Total	100%	100%

The primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by the Company in accordance with the policy goals.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Overview

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. The agreements and arrangements include those with technology partners, with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the “Wafer Partners”), TIC, Banks, the Government of Israel through the Investment Center and others. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

(2)	Wafer Partner Agreements

During the years 2000 and 2001, the Company entered into various shares purchase agreements (“Wafer Partner Agreements”) with Wafer Partners to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase ordinary shares of the Company. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

Through December 31, 2004, the Wafer Partners invested under the Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term customers’ advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements, as amended to date, utilized as credit against purchases to be made by the Wafer Partners, primarily through December 2010, or converted into paid-in-capital for a limited term. Through December 31, 2008, the Wafer Partners were issued an aggregate of 36,489,681 ordinary shares at an average price per share of $6.94, which was determined based on the average closing sale price of the Company’s ordinary shares for the 15-30 trading days prior to making any capital investment, see (4) below.

Due to the termination by one of the Wafer Partners of its semiconductor business, the Company believes that no future utilization of the wafer credits will be made by such Wafer Partner, hence a full write-down of its outstanding wafer credits in the amount of $9,747 was recorded during 2007.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(2)	Wafer Partner Agreements (Cont.)

In addition, the Primary Wafer Partners invested in rights offering in 2002 and 2005 an aggregate amount of $19,089, see also Note 17F .

In August 2006, the Company signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity. For the agreement with SanDisk, as amended, see Note D(2) below.

For amendments to the Wafer Partner Agreements, see (4) below.

(3)	TIC Agreements

During the years 2001-2004, TIC invested $50,000 in the Company for the purchase of an aggregate of 6,749,669 ordinary shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company’s ordinary shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in accordance with the share purchase agreement entered into in January 2001. For a description of an additional investments made by TIC in the aggregate amount of $29,152 in connection with the 2005 rights offerings, see Note 17F.

In 2006, in connection with the September 2006 amendment to the Facility Agreement, described in Note 12B, TIC invested $100,000 in the Company for equity equivalent capital notes convertible into 65,789,474 of the Company’s ordinary shares, at a price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). Such equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

In 2007, in connection with the September 2007 Credit Line Agreements with the Banks and TIC, the Company received from TIC a credit line for loans of $30,000, see Note 12B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(3)	TIC Agreements (Cont.)

As part of the September 2008 definitive agreements with the Company’s Banks and TIC (i) an amount of $50,000 of debt owned by the Company to TIC was converted into equity equivalent capital notes convertible into 35,211,268 of the Company’s ordinary shares, representing twice the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 and (ii) TIC invested $20,000 in the Company in exchange for equity equivalent capital notes of the Company convertible into 28,169,014 of the Company’s ordinary shares, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008. In January 2009, following an additional investment by TIC of $20,000, the Company issued TIC equity equivalent capital notes convertible into 76,923,077 of the Company’s ordinary shares.

The equity equivalent capital notes are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

(4)	Amendments to the Primary Wafer Partner Agreements

Pursuant to the Primary Wafer Partner Agreements, as amended to date, each of the Primary Wafer Partners had an option to convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers’ advances which it is entitled to utilize, based upon payments made by such Primary Wafer Partner and purchase orders received from the Wafer Partners through December 31, 2006, (subject to the below amendment with one of the Wafer Partners), into fully-paid ordinary shares of the Company. The number of shares was determined based on the average closing sale price of the Company’s ordinary shares for the 15 trading days preceding the end of the relevant quarter. Accordingly, through December 31, 2007, two of the Primary Wafer Partners had elected to convert an aggregate of $12,487 of long-term customer advances into 7,908,063 fully-paid ordinary shares of the Company, at an average share price of $1.58 per share. Any quarterly amount, which the Primary Wafer Partners did not so convert, was utilizable against purchases and was to be repaid on December 2007. The amounts bore interest, payable at the end of each quarter, at an annual rate equal to three-month USD LIBOR plus 2.5% through December 31, 2007, subject to the amendment described below with respect to one of the Wafer Partners.

In 2006, the Company and one of the Primary Wafer Partners, entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized to December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(5)	Facility Agreement

Compliance with Financial Ratios and Covenants

As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the Facility Agreement, as amended to date, see also Note 12B regarding the Banks’ waiver of the Company’s compliance with financial covenants through the end of 2008 as part of the September 2008 definitive agreement with the Company’s Banks and TIC. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company’s obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $206,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of the Company’s assets.

Liens

Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company’s obligations, the Company would be obligated to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $206,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company’s assets.

Offeror by the Banks

If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of the Company’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the Primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 12B. For interest rate derivatives agreements in connection with the loans under the facility agreement, see Note 14.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(6)	Approved Enterprise Status

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company’s plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. In December 2007, the Company submitted the final report in relation to the program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006.

In May 2008, the Company filed a petition with the Israeli High Court of Justice in which the Company asked the Court to order that its expansion plan (in connection with its Fab 2 Approved Enterprise Program) be brought before the relevant Israeli Governmental bodies for their respective approvals without delay. In July, the Court ordered that the proceeding be transferred to a three-judge panel. A hearing has been scheduled for October 2009. On August 11, 2008, the Investment Center rejected the Company’s expansion plan request. The Company has appealed this decision before the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor.

As of the approval date of the financial statements, the Company cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company’s non-completion of investments in an amount of $1,250,000 by December 31, 2005 may permit the Investment Center to require the Company to repay all or a portion of grants already received. The Company believes that it is improbable that the Investment Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005. See also Note 20A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(7)	Agreement with the ILA

In November 2000, the Company entered into a development agreement with the Israel Land Administration (“ILA”) with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

B.	License Agreements

(1)	In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other’s patents. The Company agreed to pay an annual license fee through July 2005. In July 2006, the Company extended its cross license agreement with the major technology company until December 2010. According to terms of the new agreement, each party acquired a non-exclusive license to certain of the other’s patents, and the Company agreed to pay an annual license fee through 2010.

(2)	In October 1997 the Company and Saifun Semiconductors Ltd (“Saifun”) entered into an agreement for certain exclusive semiconductor manufacturing rights on certain licensed technology. The agreement set certain limitations on Saifun regarding future licensing of such technology. Pursuant to certain provisions of the agreement, the Company and Saifun were obligated to pay each other royalties. The agreement was terminated in 2006, with the signing of a new agreement, according to which, among other things, Saifun extended the term of the license granted to the Company for certain licensed technology.

(3)	The Company and Jazz enter into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company and Jazz to these third parties.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases

(1)	The Company’s offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

(2)	With respect to a long-term lease agreement of land on which Fab 2 was constructed, see A(7) above.

(3)	The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2008.

(4)	Jazz leases its fabrication facilities and headquarters from Conexant Systems, Inc. (“Conexant”) under non-cancelable operating leases through 2017. Jazz has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Jazz’s rental payments under these leases consist solely of its pro rata share of the expenses incurred by Conexant in the ownership of these buildings and applicable adjustments for increases in the consumer price index. These expenses include property taxes, building insurance, depreciation and common area maintenance and are included in operating expenses in the accompanying consolidated statements of operations. Jazz is not permitted to sublease space that is subject to the leases with Conexant without Conexant’s prior approval. Jazz also leases office and warehouse facilities from third parties. In connection with acquisition of Jazz Semiconductor, Jazz and Conexant executed amendments to the leases. Under the lease amendments, Jazz’s headquarters may be relocated one time no earlier than 12 months from the completion of the acquisition of Jazz Semiconductor to another building within one mile of Jazz’s current location at Conexant’s option and expense subject to certain conditions. The amount allocated to facilities leases represents the fair value of acquired leases calculated as the difference between market rates for similar facilities in the same geographical area and the rent Jazz is estimated to pay over the life of the leases, discounted back over the life of the lease. The future minimum costs under these leases have been estimated based on costs incurred during 2008.

At December 31, 2008, future minimum payments under operating leases are primarily due to Conexant and these costs have been estimated based on the actual costs incurred during 2008 and when applicable have been adjusted for increases in the consumer price index.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases (Cont.)

Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year (dollars in thousands)
	2009	2010	2011	2012	2013	2014-2017	Total

Operating leases	$2,468	$2,300	$2,300	$2,300	$2,300	$7,353	$19,021

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

(1)	Siliconix

In 2004, the Company and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company’s Fab 1. During 2008, the parties amended the agreement to revise the terms of the purchase of trench wafers as well as transfer additional product platforms to Tower for the manufacturing of new products in Fab 1.

(2)	SanDisk Corporation

In 2006, the Company signed an agreement with SanDisk Corporation (“SanDisk”), one of its wafer partners, according to which, SanDisk is committed to purchase volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal for a portion of the Company’s 0.13 micron capacity in 2009. The Company and SanDisk also signed a Loan Agreement under which the Company borrowed approximately $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production and SanDisk was granted a first ranking charge on the equipment purchased therewith. The loan bears interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. In 2008, the parties amended the agreement mainly to revise the terms of the loan repayments schedule. Pursuant to the agreement, SanDisk has been granted a first ranking charge on the equipment purchased therewith.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

F.	International Trade Commission Action

During 2008, an International Trade Commission (“ITC”) action was filed by LSI/Agere Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents to the ITC action in October 2008. The Company and Jazz are assessing the merits of this action and cannot provide an estimate of any possible losses or predict the outcome thereof, which could have a material and adverse effect on the Company and Jazz’s business and financial position. The Company and Jazz intend to vigorously defend the litigation.

G.	The Company’s merger with Jazz was submitted for review by the Committee on Foreign Investment in the United States (“CFIUS”), a group of U.S. agencies that reviews foreign investments in U.S. companies for national security reasons. CFIUS has notified that it has completed its review, there are no unresolved national security concerns with respect to the Merger and no further action will be taken by CFIUS.

H.	In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, the Company and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to the Company. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Merger. There is no assurance when, if at all, an SSA will be reached.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

I.	Jazz’s Supply Agreement

Jazz has a guaranteed supply agreement for certain gases used in Jazz’s manufacturing process that expires in 2014. The agreement specifies minimum purchase commitments and contains a termination fee that is adjusted downward on each of the agreement’s anniversary dates. The initial minimum purchase commitment of approximately $1,000 annually is adjusted based on supplemental gas purchases, wage increases for the labor portion of the minimum purchase commitment and price increases for supplemental product. If Jazz were to terminate the supply agreement prior to 2014, the termination fee would be approximately $4,000.

J.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In the Company’s opinion, the Company has been in full compliance with the conditions through December 31, 2008. In regard to investment center grants, see A(6) above.

NOTE 17	–	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2008 and 2007, the Company had 1.1 billion and 800 million authorized ordinary shares, respectively, par value NIS 1.00 each, of which 160,025,639 and 124,226,116, respectively, were issued and outstanding (net of 1,300,000 ordinary shares held by the Company as of such dates). As of the balance sheet date, there were 550,130,248 ordinary shares of the Company contingently issuable. This amount includes ordinary shares to be issued under various agreements according to their provisions: (i) TIC warrants, see B(5)(b) below; (ii) the exercise of outstanding warrants, see G,H,I and J below; (iii) options granted to employees of the Company and Jazz and non-employees, see B(1) below; (iv) the conversion of all outstanding convertible debentures, see Note 13; (v) the exercise of all equity equivalent capital notes, see Notes 12B and 16A(3) (vi) the exercise of all Banks warrants and (vii) the conversion of Jazz’s convertible debentures and the exercise of Jazz’s outstanding warrants into the Company’s ordinary shares, see Note 3. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each Ordinary Share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(a)	General

The Company has granted to its employees and Jazz’s employees options to purchase its ordinary shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the market value of the ordinary shares immediately prior to the date of grant, vest over a two to four-year period according to various vesting schedules, and are not exercisable beyond ten years from the grant date.

(b)	Options to the Former Chairman of the Company’s Board of Directors

The former chairman served as the chairman of the Company’s Board of Directors until January 5, 2009. Pursuant to his appointment as chairman, in December 2006, the Audit Committee and Board of Directors of the Company approved granting him options to purchase 3,158,090 ordinary shares of the Company, which constituted 1% of the Company’s issued and outstanding share capital on a fully diluted basis as of December 2006, the date the Board of Directors approved the grant. The exercise price is $1.88, which was the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Shareholders of the Company. The options vest over 4 years, 25% on the 12 month anniversary of the shareholders approval date and 6.25% on each 3 month anniversary of the first vesting date until fully vested. The options grant to the former chairman of the Board of Directors was approved by the shareholders of the Company in January 2007. The compensation cost of the options granted was determined based on the fair value at the grant dates and amounted to $3,568. Such amount is expensed on an accelerated basis over the vesting periods of the options. Upon termination of the Company’s chairman, all unvested options immediately expire and all vested options are exercisable within a 24-month period following termination.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(c)	Options to the Company’s Chief Executive Officer andDirector

In April 2005, the Company’s Board of Directors approved the grant of options to purchase up to 1,325,724 ordinary shares to the Company’s Chief Executive Officer (“CEO”), who also serves as a director, which was further approved by the Company’s shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company’s shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

In May 2006, the Company’s Audit Committee and Board of Directors approved the grant of options to the CEO, in addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of the Company’s shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company’s shares prior to the Board of Directors’ approval. Dilutive events following May 2006 and until May 2008 also entitled him to additional options grants with an exercise price equal to the price per share of the newly issued securities. The additional options granted during the two-year period, will vest in equal amounts over 4 years of employment commencing from May 2006. The options are exercisable for a period of 10 years from the date of grant. The new grant of options and its terms were approved by the Company’s shareholders in September 2006.

As of the balance sheet date, a total of 14,861,813 options were outstanding to the CEO. The compensation cost of the total options granted to the CEO was determined based on the fair value at the grant dates and amounted to $11,702. Such amount is expensed on an accelerated basis over the vesting periods of the options.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(d)	Employee Options

In May 2006, the Company’s board of directors approved a plan to offer each of the Company’s employees the opportunity to exchange their existing options to purchase ordinary shares for new options with an exercise price of $1.45, which is the average closing price of the Company’s shares on the NASDAQ during the 90 consecutive trading days prior to the board of directors’ approval. Accordingly, 4,299,250 options were exchanged. The new options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May 2006. The cost of the new options was determined based on the fair value at the grant dates in and amounted to $1,726. Such amount is amortized as an expense on an accelerated basis over the vesting periods of the new options. The Board of Directors further approved that if the total number of employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than 8% of the Company’s shares on a fully diluted basis, additional options will be allocated for grants to the Company’s employees. As of the balance sheet date, approximately 1,332,000 options are available for future grant of options to employees.

(e)	Options Granted to Directors

During 2001, the Audit Committee, the Board of Directors of the Company and the shareholders of the Company approved a stock option plan pursuant to which certain of the Company’s directors will be granted options to purchase up to 400,000 ordinary shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company’s shares on the grant dates. In accordance with this option plan, 80,000 options were granted in 2007 to two directors who were appointed in 2007 at an average exercise price of $1.74, which equals the market price of the Company’s shares on the grant date. As of December 31, 2008, 120,000 options were outstanding under the plan with a weighted average exercise price of $1.58.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(f)	Independent Directors Option Plan

In November 2006, the Company’s Board of Directors approved, following the approval by the Audit Committee, the grant to each independent director options to purchase ordinary shares (“Initial Options”) that shall equal 150,000 less the number of options to purchase ordinary shares held by such independent director as of January 31, 2007, the date the shareholders approved the grant (the “Initial Grant Date”) and which, as of the Initial Grant Date, have not vested. The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price of the Initial Options was $1.88, which was the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase ordinary shares (“Subsequent Options”), which, shall vest over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of Directors of the Company, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment.

Upon each 36 month anniversary of a previous grant of options to an independent director (each a “Tenure Grant Date”), each such independent director shall be granted an additional 150,000 options to purchase ordinary shares (“Tenure Options”), which will vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the Initial Options, Subsequent Options or Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in -(e) above.

As of December 31, 2008 713,328 options were outstanding under the plan with a weighted average exercise price of $1.05.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(f)	Independent Directors Option Plan (Cont.)

The compensation cost of the total options granted to the directors and to independent directors under the plans described in (e) above was determined based on the fair value at the grant dates and amounted to $483. Such amount is expensed on an accelerated basis over the vesting periods of the options.

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

A summary of the status of all employee and director share option plans as of December 31, 2008, 2007 and 2006, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

	2008		2007		2006
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price

Outstanding as of beginning of
year	29,595,535	$1.79	23,514,042	$1.87	13,011,575	$4.19
Granted	10,847,825	1.23	9,127,384	1.88	17,414,268	1.52
Exercised	(5)	1.45	(176,231)	1.30	(7,250)	1.58
Terminated	(32,712)	6.83	(525,000)	7.07	(132,176)	10.95
Forfeited	(5,292,490)	1.77	(2,344,660)	1.81	(6,772,375)	5.23

Outstanding as of end of year	35,118,153	1.62	29,595,535	1.79	23,514,042	1.87

Options exercisable as of end of
year	15,585,571	$1.87	7,827,743	$2.15	2,849,132	$4.25

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(3)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2008:

Outstanding as of December 31, 2008				Exercisable as of December 31, 2008
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$ 0.32-$ 0.54	1,009,051	9.89	0.44	--	$0.00
0.61-0.69	1,300,120	9.46	0.62	211,363	0.61
0.84-0.95	770,497	9.46	0.87	390	0.95
1.06	2,929,200	9.15	1.06	--	0.00
1.16-1.40	1,423,834	7.29	1.36	796,104	1.35
1.45	7,245,318	7.33	1.45	3,652,662	1.45
1.46-1.59	8,887,721	7.14	1.54	5,133,442	1.54
1.6-1.78	2,522,020	8.07	1.73	795,647	1.73
1.8-1.83	1,627,228	8.24	1.81	808,384	1.81
1.88-1.98	4,639,977	7.77	1.88	2,207,320	1.88
2.02-2.28	1,898,464	7.31	2.13	1,277,426	2.15
$ 3.25-$ 25.00	864,723	5.54	$6.46	702,833	$6.99

	35,118,153			15,585,571

(4)	Weighted Average

Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2008, 2007 and 2006 to employees and directors amounted to $0.43, $0.87 and $0.81 per option, respectively. The Company utilized the Binomial lattice model since 2006 and the Black-Scholes option-pricing model in 2005. Jazz utilizes the Black-Scholes model. The Company and Jazz estimated the fair value, utilizing the following assumptions for the years 2008, 2007 and 2006 (all in weighted averages):

	2008	2007	2006

Risk-free interest rate	2.61%-4.27%	3.61%-6.09%	4.44%-4.81%
Expected life of options	10 years*	10 years	10 years
Expected annual volatility	51%-72%	55%-65%	65%-67%
Expected dividend yield	None	None	None

(*)	Expected life of options for options granted to Jazz employees was 6 years.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(5)	Non-Employee Warrants

(a)	Banks Warrants

As of December 31, 2008, 11,631,648 warrants to purchase ordinary shares of the Company, at terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.77 per share. 9,161,060 of the warrants are exercisable until September 2011 and 2,470,588 exercisable through March 2010.

The cost of the 9,161,060 warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $10,886. Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

In September 2007, as part of the Company’s credit line agreement with the Banks described in Note 12B, the Banks received an aggregate of 2,470,588 warrants to purchase ordinary shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123R, amounted to a total of $608. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

In lieu of paying the exercise price in cash, the Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

(b)	Warrants Granted to TIC

The Company issued TIC warrants for the purchase of 58,906 of the Company’s ordinary shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company’s ordinary shares prior to the date the November 2003 amendment with the Banks was signed. The warrants were exercisable for a five-year period ending December 2008, none of which were exercised. The cost of the warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges and was amortized a financing expense over the term of the loans under the Facility Agreement with the Banks.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(5)	Non-Employee Warrants (Cont.)

(b)	Warrants Granted to TIC (Cont.)

In September 2007, as part of the Company’s credit line agreement with TIC described in Note 12B, TIC received an aggregate of 2,941,176 warrants to purchase ordinary shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123R, amounted to a total of $723. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

C.	Equity-Equivalent Capital Notes

(1)	Banks’Equity-Equivalent Capital Notes

For information regarding the equity equivalent capital notes to the Banks, see Note 12B.

(2)	TIC’s Equity-Equivalent capital notes

For information regarding the equity equivalent capital notes to TIC, see Note 16A(3).

D.	Treasury Stock

During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 ordinary shares of the Company to facilitate the exercise of employee stock options under the Company’s share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company’s ordinary shares.

E.	Dividend Distributions

According to the Facility Agreement, as amended to date, the Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

F.	Rights Offering – December 2005

In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures Series B that are convertible into up to 45,454,545 of the Company’s ordinary shares. The rights were distributed to the shareholders of record of the Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company’s ordinary shares under share options plans that entitle the options holders to participate in a rights offering. Each 138.98 ordinary shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

In connection with the exercise of the rights, the Company raised $48,169 and issued convertible debentures under terms described in Note 13C.

As of the balance sheet date, following conversions made, $10,681 are outstanding out of the $48,169.

For investment by Primary Wafer Partners and TIC see also Note 13C.

For the conversion of the debentures Series B held by TIC into equity equivalent capital notes, as part of the September 2008 definitive agreements with the Company’s Banks and TIC see Note 12B.

G.	Public Offering In Israel – June 2006

In June 2006 the Company completed an underwritten public offering of the Company’s securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000 (approximately $31,000). The units sold consisted of (i) convertible debentures Series C in the face amount of NIS 163,800,000 (approximately $36,661), (ii) 390,000 options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 10,920,000 warrants each exercisable for the three months ended September 27, 2006 for one Ordinary Share of the Company at a price of NIS 6.75 (approximately $0.00157, and (iv) 5,460,000 warrants Series 4 each exercisable for three years ending on June 28, 2009 for one Ordinary Share of the Company at a price of NIS 7.40 (approximately $0.00195). The convertible debentures are convertible into the Company’s ordinary shares at a conversion rate of one Ordinary Share per NIS 4.31 (approximately $0.00113) principal amount of convertible debentures, following the reduction in the conversion price which was effected in 2008, see Note 13D. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the CPI.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

G.	Public Offering In Israel – June 2006 (Cont.)

Through September 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into ordinary shares, totaling in proceeds of approximately $8,000.

The net proceeds received were allocated to each of the components in the units sold using the relative fair value method prescribed in APB Opinion No. 14. The Company determined the fair values of each component using the average quoted prices at the first 2 days of trading. The allocation to each component was as follow:

	Fair Values	Amount allocated

Total net proceeds received for the units issued as of
issuance date		$28,752

Proceeds allocated to convertibles debentures as of issuance
date based on relative fair value	$31,402	$26,735
Proceeds allocated to short term options to purchase
additional debentures	246	210
Proceeds allocated to long term warrants	1,513	1,287
Proceeds allocated to short term warrants	611	520

Total allocated	$33,772	$28,752

As described in Note 13D, the Company further bifurcated the conversion feature from the convertible debt using the method prescribed in DIG issue No. B16. That bifurcation was done, as a next step, after the determination of the allocated proceeds described above.

H.	Private Placement In Israel – November 2006

In the fourth quarter of 2006, the Company received and accepted orders from Israeli investors in private placements for 11,615,000 ordinary shares and 5,227,500 warrants (“Series 5 Warrants”). The price of the ordinary shares was equal to the closing price of the Company’s shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration. Total immediate gross proceeds amounted to approximately $22,000. Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25% premium to the market price of the Company’s shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 linked to the CPI. Series 5 Warrants have been classified to equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

I.	Private Placement In the US – March 2007

In March 2007, the Company completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04 (subject to possible adjustments under certain circumstances) exercisable until March 15, 2012 (“Series I Warrants”). The Company also issued short-term warrants at an exercise price of $1.70 (“Series II Warrants”), however all Series II Warrants were not exercised and fully expired as of December 31, 2007.

J.	Long-Term Debentures Issued in Israel – 2007

In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, which was expanded in September 2007, by which the Company raised gross proceeds of approximately $54,000. In the funding, the Company sold units comprised of: (i) NIS 115,795,000 principal amount of long-term non-convertible-debentures, (approximately $27,224) (“series D”); (ii) NIS 121,584,750 principal amount of long-term convertible-debentures (approximately $28,585) with a 17.2 NIS conversion price (“series E”), and (iii) 2,686,444 warrants Series 6, each exercisable until 2011, for one Ordinary Share of the Company at a price of $2.04. The conversion and exercise prices are subject to reduction in certain limited circumstances.

K.	U.S Shelf Prospectus

In January 2008, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which the Company may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. The Company has made no decisions as to when, if at all, it will actually raise funds under this registration statement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

L.	Securities Issuance Pursuant to the Merger with Jazz

On September 19, 2008, pursuant to the terms of the merger signed on May 19, 2008, the Company acquired all of Jazz’s outstanding capital in a stock-for-stock transaction. See Note 3.

For accounting purposes, the purchase price for the acquisition of Jazz’s stock was reconciled against all consideration made to date as follows:

Stock consideration	$39,189
Other equity consideration	7,555

Total merger consideration	46,744
Transaction costs	3,326

Total revised purchase price	$50,070

Pursuant to the merger, Jazz’s outstanding stock options immediately prior to September 19, 2008, whether vested or unvested, were converted to options to purchase the Company’s ordinary shares on the same terms and conditions as were applicable to such options, with adjusted exercise prices and numbers of shares to reflect the exchange ratio of the common stock. This conversion was accounted for as a modification in accordance with SFAS No. 123(R) with the fair value of the outstanding options of $1,290 being included as part of the purchase price.

Pursuant to the merger, all outstanding warrants to purchase the shares of Jazz’s common stock that were outstanding immediately prior to September 19, 2008, became exercisable for the Company’s ordinary shares. The fair value of the outstanding warrants of $6,265 was included as part of the purchase price.

The Company’s transaction costs of $3,326 primarily consist of fees for financial advisors, attorneys, accountants and other advisors incurred in connection with the merger.

NOTE 18	–	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area – as percentage of total sales

	Year ended December 31,
	2008	2007	2006

United States	77%	75%	69%
Israel	5	7	7
Asia Pacific	11	10	16
Europe	7	8	8

Total	100%	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 18	–	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Long-Lived Assets by Geographic Area – Substantially all of the Company’s long-lived assets are located in Israel and substantially all of Jazz’s long-lived assets are located in the United States.

C.	Major Customers – as percentage of total Customers

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2008 and December 31, 2007 consist of the following customers:

	As of December 31,
	2008	2007

Customer 1	19%	0%
Customer 2	14	8
Customer 3	7	17
Customer 4	3	22

D.	Major Customers – as percentage of total sales

	Year ended December 31,
	2008	2007	2006

Customer A	17%	13%	9%
Customer B	13	11	2
Customer C (*)	9	29	23
Customer D	5	7	10
Customer E (*) (**)	3	5	11
Other customers (***)	8	11	16

(*) Related party

(**) Including its affiliates

(***) Represents sales to one customer who accounted for 8% of sales during 2008; to two different customers each of whom accounted for between 5% and 6% of sales during 2007 and to three different customers each of whom accounted for between 5% and 6% of sales during 2006.

NOTE 19	–	FINANCING EXPENSES, NET

Financing expenses, net consist mainly of Banks’ loans interest (see Note 12), and interest and other financing expenses in connection with our debentures (see Note 13).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES

A.	Approved Enterprise Status

Substantially all of the Company’s existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments — 1959 (“Investments Law”). See also Note 7C.

The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval certificates, the Company’s income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two profitable years for tax purposes. The portion of the Company’s taxable income that is not attributable to approved enterprise investments is taxed at a rate of 27% in 2008 (“regular Company Tax”). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See Notes 7C and 16A(6).

B.	Income Tax provision is as follows:

Year ended December 31, 2008

Current tax expense:
Federal	$2
State	17
Foreign	14

Total current	33

Deferred tax expense:
Federal	430
State	112

Total deferred	542

Income tax provision	$575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2008	2007

Deferred tax benefit - current
Employees benefits and compensation	$2,282	$797
Accruals, reserves and others	2,596	438

	4,878	1,235
Valuation allowance	(783)	(1,235)

Total current deferred tax benefit	$4,095	$--

Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$210,907	$200,000
Employees benefits and compensation	5,757	905
Research and development	1,923	1,851

	218,587	202,756
Valuation allowance	(176,251)	(151,844)

	42,336	50,912
Deferred tax liability - depreciation and amortization	(26,527)	(50,912)
Intangible assets	(18,508)	--
Investment basis difference	(3,142)	--
Others	(5,908)	--

Total net long-term deferred tax benefit	$(11,749)	$--

Deferred tax assets in the amount of $4,095 is presented in Other Current Assets. Deferred tax liability in the amount of $11,749 is presented in other Long-Term Liabilities.

Jazz establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination Jazz evaluates both positive and negative evidence as well as potential tax planning strategies. At December 31, 2008 Jazz has not recorded a valuation allowance against its deferred tax assets. Jazz’s determination to not record a valuation allowance at December 31, 2008 is primarily based on the projected reversal of taxable temporary differences.

A valuation allowance of $177,034 at December 31, 2008 and $153,079 as of December 31, 2007 has been recorded to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2008	2007	2006

Tax benefit computed at statutory rates	(28,780)	(38,917)	(52,057)
Reduced tax rate for approved enterprise	7,410	12,078	18,472
Tax benefits for which deferred taxes were not
recorded	23,955	22,540	27,645
State tax, net of federal benefit	76	--	--
In-process research and development	630	--	--
Permanent differences and other, net	(2,716)	4,299	5,940

Income tax provision	575	--	--

E.	Net Operating Loss Carryforward

As of December 31, 2008, the Company had net operating loss carryforwards for tax purposes of approximately $1 billion, which may be carried forward for an unlimited period of time.

At December 31, 2008, Jazz had federal and state net operating loss carry forwards of approximately $23,500. The federal and state tax loss carry forwards will begin to expire in 2021, unless previously utilized.

The future utilization of the Jazz’s net operating loss carry forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon the acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, the date of the merger by the Company. Currently, the net operating loss limitation for the change in ownership which occurred in September 2008 is in the process of being determined and accordingly, the amount of Jazz’s net operating losses which may be available to offset future taxable income is not finalized. Jazz expects it will not be able to utilize a significant portion of its net operating loss carry forwards, potentially eliminating the vast majority of the entire future benefits of such net operating loss carryforwards, as such have adjusted its net operating loss carryforwards to reflect its current estimated utilization limited to $1,000. However, Jazz has currently not finalized its analysis of this matter. Once the final information is available, the purchase accounting impact on the deferred tax assets and liabilities will be recognized and disclosed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

F.	Final Tax Assessments

The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2004 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. With few exceptions, Jazz is no longer subject to U.S. federal income tax examinations for years before 2005; state and local income tax examinations before 2004; and foreign income tax examinations before 2004. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount. Jazz is not currently under Internal Revenue Service (“IRS”) tax examination. Jazz is not currently under examination by any other state, local or foreign jurisdictions.

The Company and its subsidiaries account for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) and recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

NOTE 21	–	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2008	2007

Trade accounts receivable	Customers who are Primary Wafer Partners and a limited partnership	$2,379	$12,823

Long-term investment	Equity investment in a limited partnership	$206	$950

Current liabilities- Due to related parties	Mainly loans from Primary Wafer Partners	$11,324	$7,459

Debentures	Debenture Series B held by Primary Wafer Partners and TIC	$7,318	$24,500

Long-term customers' advances	Up-front payments for product from Primary Wafer Partner to be credited against future sales	$8,183	$9,922

Other long-term liabilities	Long term liability to a Primary Wafer Partner and Debenture B accrued interest related to Primary Wafer Partners.	$1,428	$21,541

Capital notes	Accumulated equity investment and debt conversion by TIC (See B below)	$139,014	$100,000

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 21	–	RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

B.	Transactions

	Description of the transactions	As of December 31,
		2008	2007	2006

Revenues	Mainly from customers who are Primary Wafer Partners	$31,314	$78,870	$64,055

Financing expenses	Interest on loans received from Primary Wafer Partners and Series B held by Primary Wafer Partners and TIC	$1,543	$2,252	$1,632

General and Administrative expenses	Mainly directors fees and reimbursement to directors	$120	$289	$46

Customer's advance conversion into Equity - see Note 16A(4)	Customer's advance conversion into ordinary shares by Primary Wafers Partners	$--	$6,414	$7,621

Customer advance conversion into Long-term loans - see Note 16A(4)	Customer's advance conversion into ordinary shares by a Primary Wafer Partner	$1,738	$1,258	$2,823

Loans repayment	Loan repayment to a Primary Wafer Partner	$2,000	$2,974	$--

Long-term loan received	Loan received from TIC and a Primary Wafer Partner	$16,000	$14,000	$9,705

Capital Notes	Conversion of long-term loans and debenture Series B by TIC to equity equivalent capital notes	$50,000	$--	$--

Capital Notes	Investment of TIC in equity equivalent capital notes	$20,000	$--	$100,000

C.	For commitments, contingencies and other transaction relating to Fab 2 Wafer Partner and TIC agreements, see Note 16A.