Form 20-F/A
period 2008-12-31
TOWER SEMICONDUCTOR LTD
filed 2009-11-24
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No.1

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

Nati Somekh Gilboa
Vice President, Chief Legal Officer and Corporate Secretary
Tel. 972-4-650-6109
natiso@towersemi.com
Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Name, Telephone, E-mail and Address of Company Contact Person)

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the
International Accounting Standards
Board ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends our annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission, on June 30, 2009, to revise and restate Item 15 in its entirety.  Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2009 or reflect any events that have occurred after the filing of the annual report on Form 20-F on June 30, 2009.

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

Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.  Our evaluation excluded Jazz Technologies, Inc. (“Jazz”) which was acquired on September 19, 2008 in a stock-for-stock transaction. Jazz constituted 42% and 27% of net and total assets, respectively, 22% of revenues, and 1% of net loss in our consolidated financial statements for the fiscal year ended December 31, 2008.

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

        Changes in Internal Control Over Financial Reporting. Our internal control over financial reporting was changed to include enhanced controls over the consolidation process in connection with the acquisition of Jazz in September 2008.

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

    4.8        Share Purchase Agreement, dated February 11, 2001, between The Challenge Fund – Etgar II and the Registrant (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

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

    4.85        Amending Agreement to the Facility Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. *

    4.86        Facility Agreement, as amended and restated by the parties through September 29, 2008. *

    4.87        Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. *

    4.88        Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. *

    4.89        Conversion Agreement, dated September 25, 2008, with the Israel CorporationLtd. *

     4.90        Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. *

    4.91        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with BankHapoalim B.M. *

    4.92        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. *

    4.93        Undertaking by Israel Corporation Ltd., dated September 25, 2008. *

    4.94        Securities Purchase Agreement, dated September 25, 2008, with the IsraelCorporation Ltd. *

    4.95        Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Hapoalim B.M. *

    4.96        Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Leumi Le-Israel B.M. *

    4.97        Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. *

    4.98        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. *

    4.99        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. *

    4.100        Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. *

    4.101        Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. *

     4.102        Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009. *

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

    12.2        Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    13.1        Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    13.2        Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    14.1        Consent of Brightman Almagor & Co. *

* Previously filed.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on Form 20-F/A on its behalf.

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger —————————————— Russell C. Ellwanger Chief Executive Officer

November 24, 2009