Form 20-F
period 2009-12-31
TOWER SEMICONDUCTOR LTD
filed 2010-04-30
CIK 928876

UNITED STATES SECUITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                                                                                     Commission File number: 0-24790

TOWER SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)
Ramat Gavriel Industrial Park
P.O.  Box 619, Migdal Haemek 23105, Israel

(Address of principal executive offices)

Nati Somekh Gilboa, +972-4-6506109, natiso@towersemi.com,
Ramat Gavriel Industrial Park  P.O.Box 619, Migdal Haemek 23105, Israel

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value New Israeli Shekels 1.00 per share	NASDAQ Global Market

Convertible Debentures	NASDAQ Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  198,961,286 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

FORWARD LOOKING STATEMENTS

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking”.  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.  Key Information--Risk Factors”.

EXPLANATORY INFORMATION

Beginning with the fourth quarter of 2007, Tower Semiconductor Ltd. ("Tower") prepares its consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Tower recasted the comparative amounts included in its financial statements and in this report to US GAAP. Prior to the fourth quarter of 2007, Tower prepared its financial reports in United States dollars and in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements.

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

 On September 19, 2008, we completed the merger with Jazz Technologies, Inc. (“Jazz Technologies”) in a stock for stock transaction. Jazz Technologies, through its wholly-owned subsidiary, Jazz Semiconductor, Inc. (“Jazz Semiconductor”), is an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly owned subsidiary of Tower. Jazz Technologies and Jazz Semiconductor are collectively referred to in this report as “Jazz”.

Following the merger with Jazz, our financial statements include Jazz’s results commencing September 19, 2008 and our consolidated balance sheets as of December 31, 2009 and 2008 includes Jazz's balances as of such dates.

As used in this annual report, “we,” “us,” “our,” and the Company” and words of similar import, when used with reference to periods on or after September 19, 2008, refer to Tower Semiconductor Ltd., together with its direct and indirect wholly-owned subsidiaries including Jazz, and when used with reference to periods prior to such date refer to Tower and its subsidiaries other than Jazz.

(i)

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others.  All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology and product mix for such period.  Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity  are to 150-mm wafers and with respect to Fab 2 and Jazz capacity  are to 200-mm wafers.

  JAZZ SEMICONDUCTOR® is a registered trademark of Jazz  in the U.S.

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

We derived the selected statement of operations data and other financial data for the years ended December 31, 2009, 2008 and 2007, and selected balance sheet data as of December 31, 2009 and 2008 from the audited financial statements included in this annual report.  Those financial statements were audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm.  We derived the selected statement of operations data and other financial data for the years ended December 31, 2006 and 2005 and the selected balance sheet data as of December 31, 2007, 2006 and 2005 from our audited financial statements that are not included in this annual report, which were recasted to US GAAP. Our management believes that the financial statements included in this annual report contain all adjustments needed to present fairly the information included therein.

Following our merger with Jazz, our consolidated financial statements include Jazz's results commencing September 19, 2008, and our consolidated balance sheets as of December 31, 2009 and 2008 include Jazz's balances as of such dates.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$298,812	$251,659	$230,853	$187,438	$101,991
Cost of revenues	325,310	296,513	284,771	267,520	238,358
Gross loss	(26,498)	(44,854)	(53,918)	(80,082)	(136,367)
Research and development	23,375	14,969	13,790	15,048	16,029
Marketing, general and administrative	31,943	33,223	31,604	25,831	17,418
Write-off of in-process research and development	--	1,800	--	--	--
Merger related costs	--	520	--	--	--
Fixed assets impairment	--	120,538	--	--	--
Operating loss	(81,816)	(215,904)	(99,312)	(120,961)	(169,814)
Financing expense, net	(45,710)	(17,566)	(34,976)	(47,563)	(35,651)
Gain on debt restructuring	--	130,698	--	--	--
Other income (expense), net	2,045	(918)	92	597	2,383
Loss before income tax expenses	(125,481)	(103,690)	(134,196)	(167,927)	(203,082)
Income tax provision	5,022	(1,455)	--	--	--
Loss for the year	$(120,459)	$(105,145)	$(134,196)	$(167,927)	$(203,082)
Basic loss per ordinary share	$(0.71)	$(0.78)	$(1.13)	$(2.03)	$(3.06)
Other Financial Data:
Depreciation and amortization	$143,404	$138,808	$154,343	$171,743	$153,189

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, including short-term interest-bearing deposits and designated cash	$81,795	$34,905	$44,536	$40,940	$38,998
Working capital	70,113	24,133	46,711	29,973	(40,725)
Total assets	650,837	706,793	686,782	714,132	690,624
Current maturities of long-term bank debt and short-term bank debt	7,000	7,000	--	--	21,103
Current maturities of convertible debentures	--	8,330	7,887	6,902	5,813
Long-term debt from banks	187,606	222,989	379,314	432,430	497,000
Debentures	241,207	208,512	117,460	83,863	42,932
Long-term customers’ advances	8,262	11,138	27,983	46,042	59,621
Shareholders’ equity (deficit)	56,014	111,567	44,709	39,516	(29,228)
Weighted average number of ordinary shares outstanding	170,460	134,749	118,857	82,581	66,371
Number of shares issued and outstanding	198,961	160,026	124,226	100,752	66,932
_________________________________

Risk Factors

Our business faces many risks. Any of the risks discussed below could have a material impact on our business, financial condition or operating results.

Risks Affecting Our Business

We have a large amount of debt and our business may be adversely affected if we will not be able to timely fulfill our debt obligations.

We have a large amount of debt and other liabilities. As of December 31, 2009, Tower had (i) approximately $210 million of outstanding bank debt under its amended facility agreement with its banks, and (ii) approximately $138 million of debt in respect of outstanding convertible and non-convertible debentures, to be repaid between 2011 to 2016. As of December 31, 2009, Jazz had (i) approximately $27 million of outstanding bank debt under its bank loan agreement, of which approximately $7 million was presented as short term debt, and (ii) approximately $123 million of debt from outstanding convertible notes to be repaid at the end of 2011. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holder.

Our debt and liabilities could have significant negative consequences, including:

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•
increasing our non-cash financing expenses due to increase in the fair value of our debt obligations, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits (such non-cash appreciation in our obligations and non-cash financing expenses will either eventually be reversed or be converted  into equity, or a combination thereto); and/or

•	enforcement by the banks of their liens against Tower and Jazz’s respective assets, as applicable (in the event of default).

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from our ongoing operations, we continue to explore measures to obtain funds from additional sources including debt re-financing, sales of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets,  intellectual property licensing, receipt of all or part of the $45 million grants pending payment from the Israeli Investment Center, as well as additional alternatives to reduce our debt.  However, there is no assurance that we will be able to obtain sufficient funding from the financing sources detailed above or other sources in a timely manner in order to allow us to fully or partially repay our debt and other liabilities and obligations in a timely manner and fund our growth plans, working capital needs and capital expenditure.

If we are unable to manage fluctuations in cash flow, our business and financial condition may be adversely affected.

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt obligations and any new understanding that may be reached within the scope of our efforts to re-finance our debt obligations; and

•	our ability to fulfill our obligations and meet performance milestones under our agreements.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement and is unsuccessful in negotiating revised repayment schedule or revised terms, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower  business may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule and is unsuccessful in negotiating a revised repayment schedule, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans made by them to Tower, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.  There is no assurance that Tower will be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or other funding sources (including, for example, funds from a sale and lease-back of a portion of Tower's real estate assets and/or a sale of other assets). If Tower is not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and would likely fail to meet covenants and financial ratios under the amended facility agreement. This would have a material adverse effect on Tower and Tower would likely be unable to fund its on-going operations unless the banks agree to a revised repayment schedule or to waive Tower's non-compliance.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers.  Should Tower's banks exceed these limitations, their ability to lend additional money to Tower in the future would be limited and they may require Tower to return some or all of its outstanding borrowings (which, under Tower's amended facility agreement with its banks, were approximately $210 million in the aggregate as of December 31, 2009), which would have a material adverse effect on Tower's business, financial condition and results of operations.

If we do not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, we will not fully utilize the substantial investment made in the construction of Fab 2.

Depending on the process technology and product mix, when fully ramped-up, it is estimated that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. The full ramp-up of Fab 2 has not been completed to date. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2’s production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. There can be no assurance as to the timing or our ability to achieve Fab 2 capacity levels of approximately 40,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers’ production demands and as a result may lose customers and may not attract new ones. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers’ needs. In addition, we have experienced, and may in the future experience, difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in the Company not fully utilizing the substantial investment made in the construction of  Fab 2, which would adversely affect our future financial results.

If the Investment Center will not release to us the pending grants, we would be required to seek alternative financing sources to fund our long-term debt and other liabilities.  These alternative financing sources may not be available.

In connection with Fab 2, Tower received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (Investment Center) under its Approved Enterprise Program. Under the terms of the approval, Tower was eligible to receive grants equal to 20% of up to $1.25 billion invested in the Fab 2 plant and equipment, or an aggregate of up to $250 million. As of today, Tower received a cumulative amount of approximately $165 million in grants from the Investment Center in relation to Fab 2. Israeli law limits the ability of the Investment Center to extend the time for investments eligible for grants beyond a five year period, unless approved through an expansion plan. Tower has therefore been holding discussions with the Investment Center for approval of an expansion plan to commence as of January 1, 2006. From January 1, 2006 through March 31, 2010, Tower invested approximately $225 million in Fab 2 plant and equipment. As of March 31, 2010, $45 million of cash grants are pending. While in December 2005 the Industrial Bank of the Investment Center gave a positive recommendation for approval of the expansion plan, the governmental approval process has been protracted. As a result, in May 2008, Tower filed a petition with the Israeli High Court of Justice seeking an approval certificate from the Investment Center for the expansion plan.

In August 2008, the Investment Center Committee rejected Tower’s expansion plan request. In November 2008, Tower filed an appeal on this decision to the Israeli Ministerial Appeal Committee.  In February 2010, the Israeli High Court of Justice dismissed the petition and instructed the appeal committee to review this matter as soon as possible and provide its recommendation to the investment center and the Ministers of Finance and Industry. The Israeli Ministerial Appeal Committee has not made any decision to date.

Currently, we cannot estimate when or whether we will receive the pending grants or when or whether we will receive approval of the expansion plan. If the Investment Center does not approve the expansion plan and/or find an alternative process to release the pending grants, we would likely be required to obtain financing from alternative sources in order to fulfill our debt service and other obligations, which financing may not be available.

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity.

We have committed a portion of our capacity for future orders to some customers with whom  we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

We may incur additional indebtedness.

Although Tower and Jazz are limited by the covenants in their respective loan facilities, Tower and/or Jazz could enter into certain transactions that would increase the amount of our outstanding indebtedness.  Any additional indebtedness would increase the risks associated with servicing our indebtedness.

Economic conditions may adversely affect our results.

The global economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which had posed a risk to the overall economy that could impact consumer and customer demand for our and our customers’ products, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. While many market analysts and others report of recovery, there is no assurance that markets will sufficiently recover from the effect of the downturn and there is no assurance that another downturn in the industry will not occur. A slower than expected market recovery or another downturn may adversely affect our future financial results and position, including our ability to fulfill our debt obligations and other liabilities.

The cyclical nature of the semiconductor industry and the resulting periodic overcapacity may lead to erosion of sale prices.  Downward price pressure may seriously harm our business.

The semiconductor industry has historically been highly cyclical.  Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand.  This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market, such as we experienced several times in the past, may not allow us to operate at a profit, and could seriously harm our financial results and business.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

•	The cyclical nature of both the semiconductor industry and the markets served by our customers;

•	Changes in the economic conditions of geographical regions where our customers and their markets are located;

•	Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

•	Inventory and supply chain management of our customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Our susceptibility to intellectual property rights disputes;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and the qualification of new products;

•	Increase in the fair value of our bank loans, certain of our warrants and debentures; and

•	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, investors should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company, including our operating results, financial condition and ability to maintain our operations.

Fluctuations in the market price of our traded securities may significantly affect our reported GAAP non-cash financing expenses.

Under prevailing accounting standards, we are required, in certain circumstances, to mark our liabilities, or an embedded feature that is part of a liability, to market, e.g. convertible debentures, warrants and options. An increase or a fluctuation in such securities’ market price or our share price may cause a significant increase or fluctuation in our reported GAAP non-cash financing expenses, net which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, net, our reported net profit or loss, net and our reported earnings or losses per share, and may cause our possible gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereof.

The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. There is no assurance that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which could have a negative impact on our results of operations.

We generally do not manufacture wafers unless we receive a customer purchase order. On occasion, we may produce wafers in excess of customer orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped if it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our results of operations.

We have a history of operating losses. Our facilities must operate at high utilization rates in order to reduce our losses.

We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates in order to reduce our losses. Tower began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. A significant portion of our losses since 2003 have been due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses.  These costs and expenses have not been offset by a sufficient increase in the level of revenues because we have not experienced sufficient client demand to require the consistent full utilization of our fab capacity. If we do not operate our facilities consistently at high utilization rates, we will be unable to achieve and maintain operating profits, which would adversely affect our business.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to  first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

Demand for our foundry services is dependent on the demand in our customers’ end markets.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

A significant portion of our business was generated by a limited number of customers and we expect this to continue for the foreseeable future.  Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace them with other customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity.  In addition to the revenue loss that could result from unused capacity or lower sales prices, we may have difficulty adjusting our costs to reflect the lower revenue in a timely manner, which could harm our financial results.

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

If we do not maintain and develop our technology processes and services, we will lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

•	rapid technological developments;

•	evolving industry standards;

•	changes in customer and product end user requirements;

•	frequent new product introductions and enhancements; and

•	short product life cycles with declining prices as products mature.

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all and we may not be able to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

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

In addition, some semiconductor companies have advanced their CMOS designs to 90 nanometer, 65 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may suffer.

 In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity;

•	multiple and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If we do not compete effectively, our business and results of operations may be adversely affected.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business could be seriously harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Any of these problems could seriously harm our operating results, financial condition and ability to maintain our operations.

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

The dollar amount of Tower’s operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US dollar. Such dollar amount of operations will increase also if the US dollar devalues against the NIS.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Tower and Jazz’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower’s and/or Jazz's banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower and/or Jazz to bear such increased cost as provided for in the respective credit facility agreement.

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

Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights.  Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to other intellectual property claims from time to time, which have been resolved through license agreements, the terms of which have not had a material effect on our business. From time to time we are a party to litigation matters incidental to the conduct of our business.

Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

•	litigating the matter in court and paying substantial monetary damages in the event we lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

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

As of March 31, 2010, Tower held 89 patents and Jazz held 177 patents. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

A portion of Jazz’s intellectual property is used by its manufacturing suppliers in China, a country in which it currently has no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for Jazz to protect its intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater risk for Jazz as Jazz seeks to increase its use of manufacturing capacity in China, which provides less protection for intellectual property than does the United States. Jazz’s potential inability to enforce its intellectual property rights, and the potential inability of its manufacturing suppliers to enforce their intellectual property rights in some countries, especially China, may harm our business and results of operations.

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

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance. If any of our Fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues.

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

We have generated substantial revenue from customers located in Asia-Pacific and in Europe.  Because of our international operations, we are vulnerable to the following risks:

•
we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our revenue;

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will not experience any serious harm in connection with our international operations.

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

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business may not be successful if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and will follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard CMOS processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard CMOS processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business, results of operations and cash flow may be harmed.

If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers’ design needs, our business could be harmed.

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully depends on the availability and quality of the relevant services, tools and technologies provided by electronic design automation vendors and design service providers, and on whether we, together with these providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, and thereby harm our business.

Failure to comply with existing or future governmental regulations could reduce our sales or increase our manufacturing costs.

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales, requiring modifications to our processes that we license to our foreign manufacturing suppliers, or requiring too extensive modifications to the products of our customers. Neither we nor our customers may export products using or incorporating controlled technology without obtaining an export license. In addition, when Jazz faces excess demand, it may be dependent on its manufacturing suppliers in China for a significant portion of its planned manufacturing capacity, and export licenses may be required in order for Jazz to transfer technology related to these suppliers. The U.S. government may not approve any pending or future export license requests. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than Jazz or its customers.

We expect to enter into a Special Security Agreement with the United States Department of Defense which may limit the synergies and other expected benefits of the Merger.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, we are working with the Defense Security Service of the United States Department of Defense ("DSS") to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement ("SSA"). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Merger. There is no assurance when, if at all, an SSA will be reached.

If the semiconductor wafers we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom semiconductor wafers into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to, the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all.

Jazz’s manufacturing suppliers in China are subject to extensive government regulation, which may be unfavorable to Jazz and its manufacturing suppliers in the future and as a result creates uncertainty.  Future regulation may lead Jazz and its manufacturing suppliers to modify their business plans, which could harm our business.

ASMC and HHNEC, which we refer to as Jazz’s manufacturing suppliers, are located in China.  When market demand is high, Jazz may rely on ASMC and HHNEC for an additional approximately 10% to 20% of its manufacturing capacity.  The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. New regulations or the readjustment of previously implemented regulations could require Jazz and its manufacturing suppliers to change their business plans, increase their costs or limit their ability to sell products and conduct activities in China, which could adversely affect Jazz’s business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including Jazz’s manufacturing suppliers and competitors, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives currently provided to Jazz or its manufacturing suppliers could adversely affect Jazz’s business and operating results.

A significant portion of Jazz’s workforce is unionized, and its operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt its production and adversely affect the yield of its fab.

A significant portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that is scheduled to expire in 2012.  We cannot predict the effect that continued union representation or future organizational activities will have on Jazz’s business. We cannot assure you that Jazz will not experience a material work stoppage, strike or other collective action in the future, which may disrupt its production and adversely affect its customer relations and operational results.

At times when market demand is high, Jazz may rely on ASMC and HHNEC, manufacturing suppliers over whom it has limited control, for a significant portion of its future manufacturing capacity, and these manufacturing suppliers may not deliver sufficient production capacity or quality to allow Jazz to meet its customers’ needs.

Jazz operates one semiconductor fabrication facility in Newport Beach, California, in which it currently produces the majority of its products. Jazz has entered into manufacturing supply agreements with ASMC and HHNEC that are designed to allow it to utilize production capacity at two additional fabrication facilities in China. Jazz expects to use its Newport Beach, California fab to develop and implement new specialty process technologies required to meet the needs of its customers, and to use the foundry capacity of ASMC and HHNEC to support higher volume production for its customers once process implementation and part qualification are complete. Jazz is dependent on these arrangements to achieve the capacity levels needed for its business to continue to grow. However, Jazz has limited control over ASMC’s and HHNEC’s production and quality control systems, and these companies have limited manufacturing experience using Jazz’s specialty process technologies. Jazz relies on its third-party manufacturers to implement successfully its specialty process technologies at their facilities. This has in the past, and may in the future, require more time than Jazz anticipates. Jazz is aware of certain instances where the yield of products produced by ASMC and HHNEC has been below that of Jazz’s Newport Beach fab, although still sufficient to meet customers’ demands. While these suppliers have substantially met its requests for wafers to date, if Jazz had a sudden significant increase in demand for their services, it is possible that they would not be able to satisfy Jazz’s increased demand in the short term and from time to time they may be unable to provide all of the manufacturing capacity Jazz may desire to utilize, including amounts that are within the capacity they have contractually agreed to provide Jazz. Should Jazz fail to maintain and expand its manufacturing supply agreements or fail to implement its specialty processes at a manufacturing supplier’s facility in a timely manner, or if its manufacturing suppliers do not continue to deliver the capacity that it requires in a timely manner or do not produce wafers to specifications and at costs acceptable to its customers, Jazz’s ability to meet its customers’ needs could be seriously harmed and its customers may turn to its competitors to satisfy their requirements, causing Jazz to lose significant sources of revenues.

Jazz’s production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Jazz’s Newport Beach, California fab is located in southern California, a region known for seismic activity. In addition, substantially all of Jazz’s manufacturing suppliers’ capacity is located in a geographically concentrated area in China, where disruptions from natural disasters may affect the region. Due to the complex and delicate nature of our manufacturing processes, Jazz and its manufacturing suppliers’ facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Jazz’s business operations depend on its ability to maintain and protect its facilities, computer systems and personnel. We cannot be certain that precautions Jazz has taken to seismically upgrade its fab will be adequate to protect its facilities in the event of a major earthquake, and any resulting damage could seriously disrupt Jazz’s production and result in reduced revenues. Natural disasters could also disrupt Jazz’s manufacturing suppliers’ production, which may lead to disruptions in Jazz’s production and result in reduced revenues to Jazz.

Risks Related to Our Securities

The repayment of Tower's outstanding debentures is subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s repayment of its convertible notes is subordinated to Jazz's secured indebtedness to its banks.

The repayment of Tower's outstanding debentures is subordinated to (i) the prior payment of approximately $210 million in the aggregate payable to the banks as of December 31, 2009 under Tower’s amended facility agreement, (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to approximately $165 million in grants received as of December 31, 2009 under the Investment Center’s “Approved Enterprise” program in relation to Fab 2, and (iii) a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. In addition repayment of Jazz's convertible notes is subordinated to the prior payment of approximately $27 million payable in regard to Jazz's secured bank loans as of December 31, 2009.  As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

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

In addition, it is possible that in some future periods Tower’s operating results may be below the expectations of public market analysts and investors. In this event, the price of Tower’s securities may underperform or fall.

Market sales of large amounts of Tower’s shares eligible for future sale, or even the perception that such sales may occur, may depress the market price of Tower’s stock and may impair our ability to raise capital through the sale of Tower securities and limit our ability to find financing sources to fund our long-term debt and other liabilities.

Market sales of large amounts of Tower’s shares eligible for future sale, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares. Of Tower’s approximately 226.8 million outstanding ordinary shares as of March 31, 2010, approximately 199.6 million are held by non-affiliates and are freely tradable under US securities laws. The balance is held by affiliates of Tower. Some of these shares are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance would be eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition as described below a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible notes. A portion of these shares are or may be registered upon demand of the holders or may be sold subject to the volume and manner of sale requirements of Rule 144, see also item 5B. Liquidity and Capital Resources. "Fab 2 Agreements-Tower's Credit Facility".

The sales of large amounts of Tower's ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of Tower ordinary shares.  This could impair our ability to raise capital through the sale of Tower securities and we would likely be required to obtain financing from alternative sources in order to fulfill our debt and obligations, for which financing may not be available.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of March 31, 2010, we had approximately 226.8 million ordinary shares outstanding. We may issue additional ordinary shares that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. As detailed in item 7. Major Shareholders and in Note 17 to our consolidated financial statements included in the annual report, we are obligated to issue a significant amount of shares or convertible securities to our banks, employees, CEO, directors, bond holders, warrant holders and Israel Corp. In addition, we may execute on additional financings in the future,  which may involve the issuance  of additional ordinary shares or securities that are convertible  into or exercisable for  the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab-1 and Fab-2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption of our manufacturing in Israel if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our Israeli personnel to perform military service.

In the event of severe unrest or other conflict, Israeli individuals could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's employees, are subject to compulsory military reserve service through middle age. Our operations in Israel could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2010. If the exemption is not renewed and we are forced to close any or all of the Israeli facilities for this period each week, our financial results and business will be harmed.

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

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services.  Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs.   We are currently focused on the emerging opportunities in the fields of CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our expertise and experience gained over seventeen years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support and services, competitive manufacturing indices,  and dedicated customer service.

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

In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek, Israel and adjacent to our first facility, Fab 1.  In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab.  Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology.  Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. We have not completed the full ramp-up of Fab 2. The timing of that decision and its implementation will depend upon several factors, including, funding, cost availability of equipment and market conditions.

In September 2008, we merged with Jazz Technologies in a stock for stock merger. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California, in which it currently produces the majority of its products and in which all of Jazz’s process research and development is performed. The merger has provided several key benefits, including increased global capacity, a larger customer base, a more comprehensive product portfolio and a stronger financial base.

       Our executive and executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA Inc. located at 2350 Mission College Blvd. Suite 500, Santa Clara, CA 95054.

        For more information about us, go to www.towerjazz.com. Information on our web site is not incorporated by reference in this annual report.

               B.    BUSINESS OVERVIEW

INDUSTRY OVERVIEW

PROLIFERATION OF ANALOG AND MIXED-SIGNAL SEMICONDUCTORS AND THE GROWING NEED FOR SPECIALTY PROCESS TECHNOLOGIES

Semiconductor devices are responsible for the rapid growth of the electronics industry over the past fifty years.  They are critical components in a variety of applications, from computers, consumer electronics and communications, to industrial, military, medical and automotive applications.   Rapid changes in the semiconductor industry frequently make recently introduced devices and applications obsolete within a very short period of time.  With the increase in their performance and decrease in their size and cost, the use of semiconductors and the number of their applications have increased significantly.

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities.  These companies, such as Intel and IBM, are known as integrated device manufacturers, or IDMs.  In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge.  Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity.  As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services.  Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies, and gain access to external manufacturing process technologies and production capacity. This need for external manufacturing process technologies has led to the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers.  Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices, features that require increasingly complex ICs.  The industry has experienced a dramatic increase in the number of applications for semiconductors.  Further, in order to compete successfully, semiconductor suppliers must minimize the time it takes to bring a product to market.  As a result, fabless companies and IDMs have focused more on their core competencies—design and intellectual property—and tend to outsource manufacturing to foundries.

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

Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property.

Mixed-signal ICs are an essential part of any front-end electronic system. Our advanced analog CMOS process technologies have more features than standard analog CMOS process technologies and are well suited for higher performance or more highly integrated analog and mixed-signal semiconductors, such as high-speed analog-to-digital or digital-to-analog converters and mixed-signal semiconductors with integrated data converters. These process technologies generally incorporate higher density passive components, such as capacitors and resistors, as well as improved active components, such as native or low voltage devices, and improved isolation techniques, into standard analog CMOS process technologies. We currently have advanced analog CMOS process technologies in 0.5 micron, 0.35 micron, 0.25 micron, 0.18 micron 0.16 micron and 0.13 micron.

The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced foundry manufacturing.  Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers.  In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Thus, wafer manufacturers may also need to make a significant investment in specialty process technologies in order to manufacture these semiconductors. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, radio frequency CMOS (RF CMOS), CMOS Image Sensors (CIS), high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), and bipolar CMOS double-diffused metal oxide semiconductor (BCD).

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

We provide wafer fabrication services to fabless IC companies and IDMs and enable smooth integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly integrated ICs to market rapidly and cost effectively.  We believe that our technological strengths and emphasis on customer service have allowed us to develop a unique position in large, high-growth specialized markets for CMOS image sensors, RF, power management and high Performance mixed signal ICs.  We serve as a sole source or alternative provider of foundry services.

We manufacture using specialty process technologies, mostly based on CMOS process platforms with added features to enable improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers who use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the implementation of its applicable process technology. The relatively small engineering community with specialty process expertise has also limited the number of foundries capable of offering specialty process technologies.

The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. We believe that our specialized process technologies combined with design enablement capabilities distinguish our IC manufacturing services and attract industry-leading customers.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last seventeen years.  We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications.  Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers who seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market of our customers’ next-generation products has enable us to maintain a high customer retention rate and increase the number of new customers and new products for production.

We derived a very significant amount of our revenues for the year ended December 31, 2009 from our target specialized markets: CMOS image sensors, wireless communication, RF-SiGe, high performance analog and power ICs.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, primarily through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: CMOS Image Sensors (CIS), advanced analog CMOS, Radio Frequency CMOS (RF CMOS), Radio Frequency Identification (RFID), Bipolar CMOS (BiCMOS), Silicon Germanium (SiGe BiCMOS), High Voltage CMOS, and Bipolar CMOS double-diffused metal oxide semiconductor (BCD).

In November 2009, Tower entered into a definitive agreement with an Asian entity. Under the agreement, Tower will provide turnkey manufacturing solutions and will arrange for the required manufacturing know-how, training and certain assets required for the capacity ramp-up of the Asian entity.

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

As early as 1997, we recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry.  Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993.  Our services include a broad range of turnkey solutions and services, including pixel IP services, optical characterization of a CMOS process, innovative stitching manufacturing technique and optical testing and packaging.  The CMOS image sensors that we manufacture deliver outstanding image quality for a broad spectrum of digital imaging applications.

Specifically, our CIS IP portfolio includes, 3.2 micron and 3.6 micron pixels, all developed by us.Our Advanced Photo Diode (APD) technology used in CMOS image sensors enables improved optical and electrical performance of ultra-small pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of small, cost-effective camera module solutions.

For the X-ray market, our innovative “stitching” technology in Fab 2 on 0.18micron process and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  These pixels are used by our customers in dental and other medical X-ray products. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology also provides us with the ability to manufacture large sensors (up to one die per wafer) on 8” wafers.

In December 2007, we established a partnership with CMT Medical Technologies Ltd. (“CMT”), a leading provider of advanced digital X-ray imaging systems for medical diagnosis, to develop, market and sell X-ray detectors for medical applications. The detectors’ intended use is for radiography/fluoroscopy, cardiology, angiography, mammography and similar large-size X-ray modalities.  Our first 5” x 6” sensor prototype has been exhibiting outstanding results compared to any other technology currently used in the medical market. In 2009, Thales (France) acquired most of  CMT shares and became our partner in this initiative. A full customer ready prototype is going to be ready in May 2010.

RF CMOS

In recent years, more and more designers opt to develop high frequency products based on RF CMOS technologies.  The superior cost structure of CMOS technologies enables high volume, low cost production of such high frequency products.  We used our mixed signal expertise to leverage and develop processes and provide services for customers that utilize CMOS technologies and require high frequency performance.

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies and are well suited for wireless semiconductors, such as highly integrated wireless transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron and 0.13 micron.

BiCMOS for RF and High Performance Analog

Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for RF semiconductors such as wireless transceivers and television tuners. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized, and require enhanced tool capabilities to achieve high yield manufacturing. We currently have 0.35 micron BiCMOS process technology.

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, optical networking components, television tuners and power amplifiers. These process technologies generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve speeds using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few silicon manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS micron technologies available.

Power and Power Management ICs

Our high voltage CMOS and BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage and low Rdson CMOS offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron, and BCD offerings in 0.5 micron. We have extended the high voltage options and integrated the BCD process technology into our more advanced power management technology nodes (0.35 and 0.18 micron) to enable higher levels of analog integration at voltage ranges that are suitable for automotive electronics and line power conditioning for consumer devices.  We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node. We continue to develop our highly isolated “premium” platform as an add-on to the current one.

In addition, we have developed a unique, zero mask adder NVM solution specifically for power and power management devices on our 0.18um platform. This, combined with our scalable model for LDMOS devices makes our power management platform very attractive in the power IC market. We have released several Y-Flash based modules to our customers which have already been integrated into their products.

In August 2009 we were chosen by Intersil to develop its 0.18um based power management platform.

In 2009, we commenced the development of a 700V cost effective platform in our Fab1 1.0um technology node that will serve the rapidly growing LED lighting market.

We continue to invest in technology that helps improve the performance and integration level and reduce the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such features currently under development include technologies aimed at integrating Micro-Electro-Mechanical-System (MEMS) devices with CMOS, adding Silicon-on-Insulator (SOI) substrates to enable increased integration of RF and analog functions on a single die and scaling the features we offer today to the 0.13 micron process technology including the integration of advanced SiGe transistors with 0.13um CMOS and Copper metallization.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to aggressively expand our global customer base.  We have marketing, sales and engineering support personnel in the United States, Korea and Israel. In 2009 we appointed a Korea country manger.  Our marketing and sales staff is supported by independent sales representatives, located throughout the world, who have been selected based on their understanding of the semiconductor marketplace.

Our sales cycle is generally 8-26 months or longer for new customers and can be as short as 8-12 months for existing customers.  The typical stages in the sales cycle process from initial contact until production are:

•	technical evaluation;

•	product design to our specifications including integration of third party intellectual property;

•	photomask - design and third party photomask manufacturing;

•	silicon prototyping;

•	assembly and test;

•	validation and qualification; and

•	production.

The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve  manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders. During the year ended December 31, 2009, we had three significant customers who contributed 17%, 11% and 7% of our revenues, respectively.  In 2008, we had five significant customers who contributed 17%, 13%, 9%, 8% and 5% of our revenues, respectively.

Our revenues for 2009 of $298.8 were comprised from $159.2 million derived from Jazz’s manufacturing site in California, US (mainly from wafer sales of approximately $128 million) and $139.6 million derived from Tower’s manufacturing site in Israel (mainly from wafer sales of approximately $110 million).

The percentage of our revenues from customers located outside the United States was 25% , 23% and 21% in the years ended December 31, 2007, 2008 and 2009, respectively.  Although most of our revenues are from US-based customers, we expect a substantial portion of our revenues to continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2009	2008	2007
United States	79%	77%	75%
Israel	3%	5%	7%
Asia-Pacific	13%	11%	10%
Europe	5%	7%	8%
Total	100%	100%	100%

We price our products on a per wafer or per die basis, taking into account the complexity of the technology, the prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most of our customers usually place their purchase orders only two to four months before shipment; however a few of our major customers are obligated to provide us with longer forecasts of their wafer needs.

We publish press releases, articles, whitepapers, perform presentations, participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and attend and exhibit at various industry trade shows to promote our products and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis.

 Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets including wireless and high-speed wireline communications, consumer electronics, automotive and industrial. We manufacture products for a wide range of electronic products including but not limited to high-performance applications such as transceivers and power management for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; focal plan arrays for imaging applications; controllers for power amplifier and switching chips in cellular phones and wireline interfaces for switches and routers.

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as  Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp.(“SMIC”). These four foundries primarily compete against one another  and focus on 12” deep-submicron complementary metal oxide semiconductor (CMOS) processing. They each also have some capacity for a narrow set of specialty process technologies. The rest of the foundry industry generally targets either industry standard 8’’ CMOS processing or more specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. The primary pure-play industry standard 8” CMOS foundries are HHNEC, Grace, ASMC and Silterra.  We compete most directly in the CMOS specialty segment with foundries such as  Vanguard, DongBu, X-Fab, ASMC, Grace, HHNEC, and Silterra.  We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM, that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to other companies involved in the design and manufacture of ICs.  The principal elements of competition in the wafer foundry market are:

•	technical competence;

•	production quality;

•	time-to-market & manufacturing cycle time;

•	available capacity;

•	device yields;

•	design and customer support services;

•	access to intellectual property;

•	price;

•	management expertise;

•	strategic relationships;

•	research and development capabilities; and

•	stability and reliability of supply in order to be a trusted supplier.

Many of our competitors have greater manufacturing and higher capacity, multiple manufacturing facilities, longer or more established relationships with their customers, a more diverse customer base, superior research and development capability and greater financial, marketing and other resources and a better cost structure. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

We seek to compete primarily on the basis of advanced specialty technology, breadth of product offering, production quality, technical support and our design, engineering and manufacturing services.  We have a differentiated service offering and proven track record in specialized markets, which enables us to effectively compete with larger foundry service providers.

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

Additionally, some semiconductor companies have advanced their CMOS designs to 90 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

Circuit Design.  IC production begins when a fabless IC company or IDM designs (or engages our design services) the layout of a device’s components and designates the interconnections between each component.  The result is a pattern of components and connections that defines the function of the IC.  In highly complex circuits, there may be more than 43 layers of electronic patterns.  After the IC design is complete, we provide these companies with IC manufacturing services. Mask Making.  The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask.  The mask is the blueprint for each specific layer of the semiconductor wafer.

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

In addition, we have agreements with several key material suppliers under which they hold similar levels of inventory at our warehouse and fab for our use. We are  not under any obligation under these agreements to purchase raw material inventory that is held by our vendors at our sites until we actually uses it, unless we hold the inventory beyond specified time limits.

RESEARCH AND DEVELOPMENT

Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce to production advanced process technologies that meet our customers’ needs.  Our process development strategy relies on CMOS process platforms that we license and transfer from third parties or develop ourselves.

From time to time, at a customer’s request, we develop a specialty process module, which in accordance with the applicable agreement may be used for such customer on an exclusive basis, or added to our process offering.  Such developments are very common in all of our special process technologies noted above.

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us with some participation by the Israeli Office of the Chief Scientist, or OCS. Accordingly, Tower is subject to restrictions set forth in Israeli law which limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with OCS funding.

Our research and development activities seek to upgrade and integrate manufacturing technologies and processes. Although we emphasize firm-wide participation in the research and development process, we maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. A substantial portion of our research and development activities are undertaken in cooperation with our customers and equipment vendors. Due to the rapid changes in technology that characterize the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications.

Research and development expenses for the years ended December 31, 2007, 2008 and 2009 were $13.8 million, $15.0 million and $23.4 million, net of government participation of $2.6 million, $1.7 million and $2.0 million, respectively. As of March 31, 2010, we employed 148 professionals in our research and development departments, 37 of whom have PhDs.  In addition to our research and development departments located at our facilities in Migdal Haemek and in Newport Beach California, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.

As of March 31, 2010, Tower held 89 patents , and Jazz held 144 patents in force in the United States and 33 patents in force in foreign countries. We have entered into various patent and other technology license agreements, with technology companies including Toshiba, Freescale, Synopsys, ARM, Cadence, Polarfab and others, under which we have obtained rights to additional technologies.

We constantly seek to strengthen our technological expertise through relationships with technology companies and silicon suppliers.  We seek to expand our core strengths in CMOS image sensors, embedded flash and mixed-signal technologies by combining our proprietary technology with those of other technology companies.  A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading designers, such as Freescale and Toshiba, and further develop specialized processes through our internal design teams.  The licensing of these technologies has significantly reduced our internal development costs.

In connection with the separation of Jazz Semiconductor’s business from Conexant in 2002, Conexant contributed to Jazz Semiconductor a substantial portion of its intellectual property, including software licenses, patents and intellectual property rights in know-how related to its business. Jazz Semiconductor agreed to license intellectual property rights relating to the intellectual property contributed to Jazz Semiconductor by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and to sell such products, subject to obtaining Jazz Semiconductor’s prior consent.

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of other intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm us.

Design Services

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

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc., Mentor Graphics Corp., and other leading suppliers of electronic design automation tools, and also licensed standard cells, I\O and SRAM technologies from ARM and Synopsys, Inc., leading providers of physical intellectual property components for the design and manufacture of ICs. Through these relationships, we provide our customers with the ability to simulate the behavior of our processes in standard electronic design automation, or EDA, tools. To provide additional functionality in the design phase, we offer our customers, standard and proprietary models within design kits that we have developed. These design kits, which collectively comprise our design library, or design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design before actually manufacturing the semiconductor.

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design platform. At the initial design stage, our customers’ internal design teams use our proprietary design kits to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. Our engineers, who typically have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. We believe that our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represent one of our competitive strengths.

Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities.  Our design services can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive advantage when implementing designs that reach the boundaries of technology.  In addition, our IP and engineering services can assist and relieve some of our customers' efforts with key IP blocks, providing the specific skills and expertise critical for successful implementation.

 We also operate an Authorized Design Center (TADC) program which comprises qualified design partners specialized in our process that can facilitate design work for our customers to effectively manufacture their products at our facilities. The TADC program offers capabilities to design both complete ICs and embedded intellectual property (IP) blocks and, in addition, supports specific design stages in the chip development process.

                C.     ORGANIZATIONAL STRUCTURE

The legal and commercial name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993.  Tower has two wholly-owned subsidiaries, Tower Semiconductor USA, Inc. and Jazz Technologies, both of which are incorporated in the United States. Jazz Technologies, Inc. has a wholly-owned subsidiary, Jazz Semiconductor, Inc. which has a wholly-owned subsidiary   Newport Fab LLC, both of which are incorporated in the United States.

D.     PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

We currently operate three manufacturing facilities—our Fab 1 and Fab 2 facilities in Israel and our Jazz facility in Newport Beach, California. The capacity in each of our facilities at any particular time is variable and depends on the combination of the processes being used and the product mix being manufactured.  Hence, it may be significantly lower at certain times as a result of certain of our combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area.

Capital expenditures in 2009, 2008 and 2007 were approximately $32 million, $74 million and $91 million, respectively. Capital expenditures for the years 2009, 2008 and 2007 years do not reflect deduction of related Investment Center grants for which the Company has applied under its expansion plan request, which has not yet been approved, and there is no assurance it will be approved, see Item 3., “If the Investment Center will not release..”.

Fab 1

We acquired our Fab 1 facility from National Semiconductor in 1993, which had operated the facility since 1986.  The facility is located in Migdal Haemek, Israel. We occupy the facility pursuant to a long-term lease from the Israel Lands Authority that expires in 2032.

Due to the sensitivity and complexity of the semiconductor manufacturing process, a semiconductor manufacturing facility requires a special “clean room” in which most of the manufacturing functions are performed.  Our Fab 1 facility includes an approximately 51,900 square foot clean room.

Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity, using our 1.0 micron to 0.35-micron processes, including specialized processes. Our capacity in Fab 1 when fully utilized is approximately 20,000 150 mm wafer starts per month.

We entered into a long term foundry agreement with Siliconix Incorporated and Siliconix Technology C.V in May 2004 to manufacture products at Fab 1 using process technology that Siliconix transferred to us. During recent years, the parties amended the agreement several times to revise the terms of the purchase of wafers, and transfer additional product platforms to Tower for the manufacturing of new products in Fab 1.

Fab 2

In January 2001, we commenced construction of Fab 2, our advanced wafer fab adjacent to Fab 1.  The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049.

Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and 0.35-, 0.18- and 0.13-micron processes.  The overall clean room area in Fab 2 is approximately 100,000 square feet.  We began volume production at Fab 2 during the third quarter of 2003.  Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month.

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

Newport Beach

Jazz’s headquarters and manufacturing facilities are located in Newport Beach, California. The manufacturing facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area. The headquarters space comprises 68,000 square feet of offices. When this facility is fully utilized, it manufactures approximately 19,000 200 mm wafer starts per month.

Jazz leases the use of these facilities from Conexant under non-cancellable operating leases that expire March 12, 2017 and has  an unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

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

We have implemented extensive environmental, safety and health management systems in all our facilities. These systems enable our operations to identify applicable environmental, safety and health regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs and other facilities have been certified as meeting the ISO 14001 and OHSAS 18001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. OHSAS 18001 is a recognizable occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and OHSAS 18001 systems is to continually improve our environmental, health and safety management.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2009 and related notes and the information contained elsewhere in this annual report.  Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Prior to the fourth quarter of 2007, we prepared our financial reports in accordance with generally accepted accounting principles in Israel and provided reconciliation to US GAAP in the notes to the financial statements.  The amounts included in our financial statements and in this report for those periods have been recast  to US GAAP.

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

In September 2008, Tower completed its merger with Jazz Technologies in a stock for stock transaction. Upon the closing of the merger with Jazz, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of Tower, each outstanding warrant, option and convertible debenture to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of Tower.

During the year ended December 31, 2009, we had three significant customers who contributed between 7% to 17% of our revenues. In 2008, we had five significant customers who contributed between 5% to 17% of our revenues.  In 2007, we had seven significant customers who contributed between 5% to 29% of our revenues.

The percentage of our sales from customers located outside the United States was 21%, 23% and 25% in the years ended December 31, 2009, 2008 and 2007, respectively.  We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

Critical Accounting Policies

Revenue Recognition.

The Company's net revenues are generated primarily from sales of semiconductor wafers. The Company derives the remaining balance of net revenues from engineering services and other support services. The majority of the Company's revenue is achieved through the efforts of its direct sales force.

In accordance with generally accepted accounting principles, the Company recognizes revenues from the sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such testing by the Company reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, hence, collection of payment for services is reasonably assured.

Revenues for engineering and other services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until services are rendered, products are shipped to the customer, or the capacity reservation period ends.

Revenue relating to a turn-key agreement with an Asian entity are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using contract accounting of the percentage of completion method. Measurement of the percentage toward completion is determined, based on the ratio of actual labor hours incurred to total labor hours estimated to be incurred over the duration of the contract.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however an accrual for estimated returns and allowances relating to specific yield or quality commitments, which is computed primarily on the basis of historical experience and specific identification, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition and cause our operating results to vary from quarter to quarter.  Changes in assumptions for determining the percentage toward completion for the turn-key agreement with the Asian entity, may also affect the timing of our revenue recognition.   Accordingly, our financial position and results of operations may be affected.

Depreciation and Amortization.

 We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation may have a material impact on our results of operations. Depreciation and amortization expenses in 2009 amounted to $143.4 million.  During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method.  During the second quarter of 2007, Tower reassessed the estimated useful lives of its machinery and equipment and as a result, effective as of April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years, as estimated prior to such date. The change was based on Tower's best estimate of the useful lives of its equipment and is also based on experience accumulated from Fab 1 and on recent trends in industry practices. Tower  believes that the change better reflects the economics associated with the ownership of the equipment. Currently, we estimate that the expected economic life of our assets will be as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – three to seven years; and (iii) the 0.18-micron and 0.13 micron technology – four years, with each amortization phases commencing on the date on which such Fab 2 manufacturing line became ready for its intended use.  We expect that depreciation and amortization expenses will be approximately $128 million in 2010. Changes in our estimates regarding the expected economic life of our assets, might affect our depreciation and amortization expenses.

Impairment of Fixed Assets and Intangible Assets.

Management reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For those assets that have definite useful lives, recoverability tests are performed based on undiscounted expected cash flows. When the asset is not recoverable an impairment loss should be computed based on the difference between the carrying amount of the assets (or asset group) and the fair value. The fair value in most instances will be determined using present value techniques applied to expected cash flows. Changes in the assumptions used in forecasting future cash flows and the fair value of the assets may have significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Application of ASC Subtopic 360-10 Property, Plant, and Equipment, resulted in an impairment charge which was recorded during 2008. The fair values of machinery and equipment was determined using expected cash flows discounted at a discount rate commensurate with the risk involved in generating such cash flows.

Impairment of Goodwill.

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed to with the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Changes in the assumptions used in calculation of the fair value of the unit may have significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Tower Convertible Debentures.

In accordance with ASC 470-20 “Debt with Conversion and Other Options “(formerly “APB 14”), we allocate the proceeds from the sale of securities to each security issued based on their relative fair value.

We are required, according to ASC Topic 815 "Derivatives and Hedging", to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately.  Such determination is based on whether on a stand alone basis such conversion option would be classified as equity.  If the option can be classified as equity, no bifurcation is required. The analysis required under ASC Topic 815 involves the consideration of many factors and assumptions. Any changes in those factors or assumptions may have a significant effect on determining whether embedded derivatives are required to be bifurcated and hence may affect our results of operations.

Income Taxes.

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This Topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

Deferred tax assets are recognized if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carry forwards. An allowance against such deferred tax assets is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carry forward amount of Tower as of December 31, 2009 and uncertainties with regard to its utilization in the future, no such deferred tax assets were recorded in Tower’s results of operations, however deferred tax assets were recorded in Jazz.

The future utilization of Jazz's net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred.

The Company accounts for its uncertain tax positions in accordance with ASC 740 sections codified from Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). The Company recognizes interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

Initial Adoption of New Standards and Recently Issued Accounting Standards

Amendment to Accounting Standards Codification (“ASC”) 815 (SFAS No. 161)

Effective January 1, 2009,  we adopted the disclosure requirements in the amendment to ASC 815 (added by SFAS No. 161), “Disclosures about Derivative Instruments and Hedging Activities”, which expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of the amendment did not have any impact on our consolidated results of operations or financial position.

ASC 470-20-15 (FSP APB 14-1)

Effective January 1, 2009, we applied the amendment to ASC 470-20 (formerly FSP No. APB 14-1), “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. The provision of the amendment applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The amendment is effective for the 8% convertible debt issued by Jazz which becomes due in 2011. Following the merger with Jazz, as part of the purchase method, Jazz was required to measure its convertible debt instrument at fair value. As a result, a new basis was determined for the convertible notes of $108.6 million. The debt discount was $19.6 million. Upon adoption of the amendment, we evaluated the equity component as of the date of the merger with Jazz  and determined that it is immaterial. As such, we expect no impact on our consolidated results of operations or financial position resulting from the adoption of this amendment for periods following the merger with Jazz.

ASC 815-40 (EITF 07-5)

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity.

We applied this consensus effective January 1, 2009. We identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon, the adoption, were reclassified from equity to liabilities. These instruments include warrants and a previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in New Israel Shekels ("NIS"). At the date of adoption and in accordance with the transition provisions of the consensus, we measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earnings is as follows:
January 1, 2009 Dollars in Thousands
Additional paid in capital	$(14,065)
Retained earnings	12,800
Fair value reclassified to liability	$(1,265)

The effect of the adoption on our consolidated results of operations and net loss for the year ended December 31, 2009 was $13.7 million.

ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2)

In April 2009, the FASB issued an amendment to ASC 320-10-65 (Investments - Debt and Equity Securities) through the issuance of FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”) for investment in debt securities. This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e. the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, then the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income. The adoption of this standard did not have any impact on our consolidated results of operations or financial position.

Amendment to ASC Topic 820 (FSP FAS 157-4)

In April 2009, the FASB issued an amendment to ASC Topic 820 through the issuance of FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly”. This amendment applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in ASC 820-10-15-2. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

ASC 820-35-51 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement, as stated in ASC 820, to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

The amendment provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased; and (2) identifying transactions that are not orderly. The adoption of this standard did not have any impact on our consolidated results of operations or financial position.

ASC 855 (SFAS 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on our consolidated results of operations or financial position.

ASC 105 (SFAS 168)

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All references made to GAAP in this report and in our consolidated financial statements included in this report include the new Codification numbering system along with original references.

ASU 2009-13

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have material impact on our consolidated financial statements.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report.  The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated. The results for 2008 and 2009 include Jazz’s results from September 19, 2008.

	Year Ended December 31,
	2009	2008	2007
Statement of Operations Data:
Total revenues	100.0%	100.0%	100.0%
Cost of total revenues	108.9	117.8	123.4
Gross loss	(8.9)	(17.8)	(23.4)
Research and development	7.8	5.9	6.0
Marketing, general and administrative	10.7	13.2	13.7
Write-off of in-process research and development	--	0.7	--
Merger related costs	--	0.2	--
Fixed assets impairment	--	47.9	--
Operating loss	(27.4)	(85.8)	(43.0)
Financing expense, net	(15.3)	(7.0)	(15.2)
Gain on debt restructuring	--	51.9	--
Other income (expense), net	0.7	(0.4)	0.0
Income tax benefit (provision)	1.7	(0.6)	--
Loss	(40.3)%	(41.8)%	(58.1)%

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenue. Revenue for the year ended December 31, 2009 increased by 18.7% to $298.8 million from $251.7 million for the year ended December 31, 2008.

Due to the worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry and us, including global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, revenues in all our manufacturing facilities experienced a decline, consistent with the decline in the semiconductor industry worldwide. Total revenues increased by $47.1 million, of which $102.9 million from Jazz less $55.8 from Tower stand alone, excluding Jazz. The inclusion of Jazz's revenue as from the merger date in 2008 resulted in revenues of $56.3 million in 2008 and revenues of $159.2 million in 2009. The decrease of $55.8 million from Tower stand alone, excluding Jazz was comprised of reduction of product shipments while average selling price remained stable. Our revenues for 2009 of $298.8 were comprised from $159.2 million derived from Jazz’s manufacturing site in California, US (mainly from wafer sales of approximately $128.0 million) and $139.6 million derived from Tower’s manufacturing site in Israel (mainly from wafer sales of approximately $110.0 million).

Cost of Total Revenues. Cost of total revenues for the year ended December 31, 2009 amounted to $325.3 million, as compared to $296.5 million for the year ended December 31, 2008. This 9.7% increase in cost of revenues resulted from the inclusion of the costs of Jazz for the full year ended December 31, 2009 (as compared to including the costs of Jazz in the cost of revenues only as of the date of the Jazz Merger in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Gross Loss. Gross loss for the year ended December 31, 2009 was $26.5 million compared to a gross loss of $44.9 million for the year ended December 31, 2008. The decrease in gross loss was mainly attributable to the 18.7% increase in revenues which was partly offset by the 9.7% increase in cost of total revenues as described above.

Research and Development. Research and development expenses for the year ended December 31, 2009 amounted to $23.4 million as compared to $15.0 million for the year ended December 31, 2008. This increase in research and development costs resulted from the inclusion of the costs of Jazz for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2009 amounted to $31.9 million as compared to $33.2 million for the year ended December 31, 2008. The decrease in marketing, general and administrative expenses is mainly attributed to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz, which was partially offset by the inclusion of the costs of Jazz for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008).

Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the year ended December 31, 2008. No impairment was required in the year ended December 31, 2009.

Operating Loss. Operating loss for the year ended December 31, 2009 was $81.8 million, compared to $215.9 million for the year ended December 31, 2008. The decrease in the operating loss was mainly due to the one-time fixed assets impairment (as mentioned above) in the year ended December 31, 2008.  The amount of operating loss, excluding any one-time items in 2008, (which are comprised of $120.5 fixed assets impairment and $2.3 million write off of in process research and development and merger related costs), decreased by $11.2 million as compared to the year ended December 31, 2008. Such decrease was mainly attributable to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2009 were $45.7 million compared to financing expenses, net of $17.6 million for the year ended December 31, 2008. Such increase was mainly due to the inclusion of financing expenses of Jazz, mainly related to convertible notes, for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008) and due to measuring at fair value part of our convertible debentures, options, warrants and loans.

Gain On Debt Restructuring. No such gain or loss on debt restructuring was recorded in the year ended December 31, 2009. Income Tax Benefit (Provision).  Income Tax Benefit in relation to Jazz amounted to $5.0 million in the year ended December 31, 2009, $6.5 million higher as compared to $1.5 million income tax provision in the year ended December 31, 2008, mainly due to state tax benefit due to unitary filing of Tower and Jazz tax reports with the state of California.

Loss. Loss for the year ended December 31, 2009 was $120.5 million as compared to $105.1 million for the year ended December 31, 2008. This increase was mainly attributed to the $130.7 million of gain on debt restructuring in the year ended December 31, 2008 and the $28.1 million increase in financing expense, net, which was partially offset by the $134.1 million of lower operating loss in the year ended December 31, 2009 and $6.5 million higher income tax benefit.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues. Revenue for the year ended December 31, 2008 increased by 9.0% to $251.7 million from $230.9 million for the year ended December 31, 2007. Following the successful merger with Jazz, the results above for the year ended December 31, 2008 include Jazz's results from September 19, 2008 which amount to $56.3 million.

Due to the worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry and us, including global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, we experienced in 2008 a decline in our revenues from our Israeli operations in the amount of $35.5 million as compared to 2007, which was primarily attributed to a reduction in our Migdal Haemek Fab-2 average selling price. Such decrease of $35.5 million from the Israeli operations was offset by the inclusion of the above Jazz's revenues of $56.3 million in 2008, against none in 2007, resulting in a net increase of $20.8 million in 2008, as compared to 2007.

Cost of Total Revenues. Cost of total revenue for the year ended December 31, 2008 amounted to $296.5 million, compared with $284.8 million for the year ended December 31, 2007. This modest 4.1% increase in cost of revenue, which includes also the results of Jazz commencing September 19, 2008, was mainly attributable to a reduction in depreciation and amortization expenses and due to the previously announced cost reduction plan executed by the company. The decrease in depreciation and amortization expenses resulted from the change made by the Company in the estimated useful lives of its machinery and equipment in the second quarter of 2007 (and as a result, our machinery and equipment are depreciated over estimated useful lives of 7 years rather than 5 years) and from the fixed assets impairment in 2008, as detailed below.

Gross Loss. Gross loss for the year ended December 31, 2008 was $44.9 million compared to a gross loss of $53.9 million for the year ended December 31, 2007. The decrease in gross loss was mainly attributable to the 9.0% increase in revenues and the lower depreciation and cost reduction plan as described above. The gross loss is attributed to our manufacturing facilities which did not operate at their maximal utilization rates, which utilization rates were further reduced by a rate reduction trend commenced in the third quarter of 2008 following the worldwide economic downturn. As a result, and because fixed costs (including depreciation) represent a substantial portion of the operating costs of semiconductor manufacturing facilities, our revenue could not cover the entire cost of goods (including depreciation) and we operated at a gross loss.

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

Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the year ended December 31, 2008. The worldwide economic downturn, the adverse market conditions in the semiconductor industry that commenced in 2008, resulted in global decreased demand, downward price pressure and excess inventory. As a result we determined in 2008 that the circumstances indicate that the carrying amount of our machinery and equipment may not be recoverable. We estimated the fair value of our machinery and equipment and determined that the carrying amounts exceed the fair values by $120.5 million and recorded a charge in that amount in 2008. The fair values of the machinery and equipment were determined using expected cash flows discounted at a discount rate commensurate with the risk involved in generating such cash flows.

Operating Loss. Operating loss for the year ended December 31, 2008 was $215.9 million, compared to $99.3 million for the year ended December 31, 2007. The increase in the operating loss is mainly due to the above mentioned one time fixed assets impairment in the amount of $120.5 million. Operating loss excluding one-time items, which are comprised of $120.5 fixed assets impairment and $2.3 million write off of in process research and development and merger related costs, decreased by $6.2  million as compared to the year ended December 31, 2007.

Financing Expense, Net. Financing expenses, net for the year ended December 31, 2008 were $17.6 million compared to financing expenses, net of $35.0 million for the year ended December 31, 2007. This decrease is mainly due to Tower's debt restructuring detailed below, measuring at fair value of Tower's loans and convertible debentures and due to lower interest on our long-term debt following the LIBOR rate decrease.

Gain On Debt Restructuring. Gain on debt restructuring resulting from Tower's definitive agreements with its Banks and Israel Corp. (sometimes referred to herein as "TIC") as detailed below, was $130.7 million for the year ended December 31, 2008.

Other Income (Expense), Net. Other expense, net, for the year ended December 31, 2008 was $0.9 million compared to other income, net of $0.1 million for the year ended December 31, 2007.

Loss. Loss for the year ended December 31, 2008 was $$105.1 million, compared to $134.2 million for the year ended December 31, 2007. This decrease is attributable mainly to $130.7 million gain on debt restructuring, $$6.2million decrease in the above operating loss excluding one-time items and $17.4 million decrease in finance expenses which was partially offset by $120.5 million fixed assets impairment and $2.3 million one-time write-off of in-process research and development and merger related costs.

Impact of Inflation and Currency Fluctuations

The US Dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2009, the exchange rate of the US Dollar in relation to the NIS decreased by 0.7%, and the Israeli Consumer Price Index, or CPI, increased by 3.9% (during the year ended December 31, 2008 there was a decrease of 1.1% in the exchange rate of the US Dollar in relation to the NIS and an increase of 3.8% in the CPI).

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollars and NIS. Our expenses and costs are denominated in NIS, US Dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Tower's and Jazz's bank loans mainly provide for interest based on a floating LIBOR rate, and we are therefore exposed to interest rate fluctuations.  From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future.  However, despite any such hedging activity, we are likely to remain exposed to interest rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

Part of Tower's debentures are denominated in NIS linked to the Israeli CPI and therefore we are exposed to fluctuation of the NIS/US Dollar exchange rate.  The US Dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset  by the devaluation of the NIS in relation to the US Dollar.  In addition, the US Dollar amount of any repayment on account of the principal of these debentures will also increase.

The quantitative and qualitative disclosures about market risk are in Item 11 of this annual report.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had an aggregate of $81.8 million in cash and cash equivalents as compared to $34.9 million we had as of December 31, 2008.

During the year ended December 31, 2009, we raised $52.9 million on account of shareholders' equity (for further details see Notes 12B and 17I-J to our consolidated financial statements included in this report), and generated a net amount of $37.2 million from our operating activities. These liquidity resources financed the capital investments we made during the year ended December 31, 2009, which aggregated to an amount of $29.5 million and the repayment of debentures and other debt in the total amount of $13.7 million.

As of December 31, 2009, loans from banks were presented under GAAP in the amount of $194.6 million, of which $7.0 million are presented as short-term. As of such date, we presented an aggregate of $241.2 million of debentures on our balance sheet (under GAAP). During the past years, we have experienced significant recurring losses and a substantial accumulated deficit. We have been working in various ways to mitigate these financial losses and have been successful in increasing our customer base, increasing our sales, improving our EBITDA and cash flow from operations, increasing our installed capacity level, raising funds, restructuring our debt and modifying our organizational structure to better address our customers’ needs and to improve our market position.

The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. While many market analysts and others report of recovery, there is no assurance that markets will sufficiently recover from the effect of the downturn and there is no assurance that another downturn in the industry will not occur. A slower than expected market recovery or another downturn may adversely affect our future financial results and position, including our ability to fulfill our debt obligations and other liabilities. Measures that may assist us to fulfill our debt obligations and other liabilities include fund-raisings, sale of assets, intellectual property licensing, possible sale and lease-back of real estate assets, debt refinancing or restructuring, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. There is no assurance that we will be able to obtain sufficient funding from these or other sources to allow us to have sufficient cash to fulfill our debt obligations and other liabilities and support our growth plans. See further details in Notes 7C, 12B, 11, 13, 17F and 17I-J to the consolidated financial statements included in this report.

For implications on our operations if we do not obtain Investment Center approval or generate increased levels of cash from operations or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see Item 3. Key Information - Risk Factors - Risks Affecting Our Business.

Fab 2 Agreements

For information regarding agreements with Israel Corp., our banks and other see Notes 12B and 16 to the Consolidated Financial Statements.

Tower's Credit Facility

As of December 31, 2009, Tower's outstanding debt under its Credit facility with Bank Leumi and Bank Hapoalim was  approximately $210 million, which carries interest at a rate of three-month USD LIBOR plus 2.5% per annum.  For additional information regarding the credit facility see herein below.

In September 2008, Tower signed and closed definitive agreements with the banks and TIC. Pursuant to the agreements: (i) $200 million of Tower's debt to the banks was converted into equity equivalent capital notes  of Tower at a conversion ratio of $1.42, exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of Tower's public announcement regarding its debt conversion negotiations with the banks and TIC), see below for more data regarding the equity equivalent capital notes; (ii) the commencement date for the repayment of the remaining principal of the banks'  loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012 (which was further revised in the August 2009 amendment to the Facility Agreement - see below); (iii) interest payments owed to the banks and originally due September 2008 through June 2009 were added to the remaining principal of the bank's  loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the bank's loans was set to be USD LIBOR plus 2.5% per annum; (v) in an amendment to the facility agreement made in September 2006  Tower agreed to compensate the banks for a reduction of the applicable interest rate on the loans of 1.4% effective as of May 2006, by issuing them an additional number of shares (or equity equivalent capital notes or convertible debentures) on or about December 31, 2010, calculated based on the amount of decreased interest payments (the amounts payable in securities of Tower may be payable in cash under certain circumstances and may be reduced in the event Tower prepays any part of the outstanding loans). The amount of said compensation was revised pro-rata to the decreased loans; (vi) the banks waived in full Tower's compliance with financial covenants through the end of 2008 (which waiver was extended through December 31, 2009 in the August 2009 amendment to the Facility Agreement - see below); (vii) $50 million of debt owed by Tower to TIC (consisting of $30 million owed under a credit line loan facility and $20 million of Tower's convertible debentures series B held by TIC) were converted into equity equivalent capital notes at a conversion ratio of $1.42 exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20 million in Tower in exchange for approximately 28.2 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

Furthermore, TIC committed to invest up to an additional $20 million under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount in exchange for approximately 76.9 million equity equivalent capital notes of Tower, exercisable into ordinary shares of Tower.

During 2009, the Banks and Tower entered into an amendment to the Facility Agreement to: (i) revise  the repayment schedule of the outstanding loans to 8 equal quarterly installments from September 2011 until June 2013; (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009; (iii) upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from a certain source, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the due date specified above; and (iv) extend the Banks’ existing warrants to June 2013 and grant the Banks new warrants in three annual tranches of $1 million each.

Compliance with Financial Ratios and Covenants.

Under the terms of its amended facility agreement, Tower must meet certain financial ratios, including mainly financial covenants relating to quarterly sales, quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), “life of loan coverage ratio” (which is the ratio of the Fab 2 net cash flow to the total debt related to Fab 2 in any quarter), ratio of debt to EBITDA and ratio of equity to assets.  Under the terms of the amended facility agreement, satisfying these financial ratios and covenants is a material provision. According to the facility agreement, as amended, the banks waived Tower’s compliance with the financial covenants of the amended facility agreement through December 31, 2009.

As of December 31, 2009, Tower was in full compliance with all of the covenants under the amended facility agreement, as amended to date.

The amended facility agreement provides that if, as a result of any default, the banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the banks (which as of December 31, 2009 amounted to approximately $210 million) plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their liens against all of Tower's assets.

Under the terms of the amended facility agreement, (i) there are limitations on changes of ownership which generally require that, TIC hold a minimum of approximately 48 million of our ordinary shares (including shares issuable upon conversion of our equity equivalent capital notes), and  (ii) TIC and our largest wafer partners nominate a majority of our board of directors, subject to exceptions; and (iii) additional conditions and covenants, including restrictions on incurring debt and a prohibition on the distribution of dividends.

All issued equity equivalent capital notes described in this report and in the consolidates financial statements included in this report have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. In January 2007, at the request of the Banks and Israel Corp. (the holders of the equity equivalent capital notes) pursuant to their right to request registration, the Company filed a registration statement with the SEC on Form F-3 for the registration of the shares underlying the capital notes.  The SEC, among other comments, required that the Banks and Israel Corp be named as underwriters for purposes of this registration statement.  The Banks and Israel Corp. did not agree to be named as underwriters and in 2008 asked the Company to withdraw the registration statement. The shares underlying the equity equivalent capital notes remain unregistered under the US Securities Act of 1933. Bank Hapoalim has recently attempted to convert capital notes convertible into approximately 11 million ordinary shares and has requested that we file a registration statement with the SEC to register up to 20 million shares underlying  capital notes held by bank Hapoalim; We have informed the Bank that its attempted conversion of the capital note was not effected in compliance with the terms of the capital notes and asked it to withdraw its registration request, and we are currently in discussions with regard thereto. The equity equivalent capital notes are classified in shareholders’ equity.

Investment Center Grants

In December 2000, the Israeli government’s Investment Center approved an investment program in connection with Fab 2.  The approval certificate for the program provided for a benefit track entitling Tower to investment  grants at a rate of 20% of qualified investments of up to $1.25 billion (i.e., up to $250 million), subject to customary conditions and other conditions, including a requirement that approximately 30% of our Fab 2 funding consist of paid-in-capital and that $550 million of our Fab 2 funding be obtained by way of a credit facility from commercial banks (which amount was subsequently reduced to $500 million with the consent of the Investment Center).  A lien is registered on Tower's assets for the benefit of the Investment Center which ranks subordinate to that of Tower's banks.  The approval certificate also provides for a tax holiday on all taxable income related to Fab 2 for the first two years of undistributed profitable operations.  As of today, Tower received $165 million in grants from the Investment Center, and satisfied in full the 30% requirement described above.

To be eligible to receive grants, we were required to invest minimum amounts on an annual basis.  We notified the Investment Center of our reduced rate of annual investments and in July 2004 we received approval of our revised investment schedule from the Investment Center. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. In 2007, we submitted the final report in relation to the investments made through 2005 totaling $825 million out of the entire investment plan of $1.25 billion. The investment plan has been spread over additional years and was not completed through 2005 primarily due to the external economic conditions of the worldwide markets during 2001 through 2004 and the semiconductor industry in particular following the September 11, 2001 terrorist attack, as well as the outbreak of the Second Intifada (Israeli-Palestinian conflict) in September 2000, which lasted until 2003. We have therefore been holding discussions with the Investment Center to achieve satisfactory arrangements to approve an expansion plan to commence as of January 1, 2006. On numerous occasions, we have received assurances and commitments from governmental authorities that such an expansion plan will be approved pending positive recommendation of an economical audit by the Industrial Bank of the Investment Center. In 2005, at the Investment Center’s request, we submitted a revised business plan to the Investment Center and its Industrial Bank for the period commencing January 1, 2006, for which we have invested to date from January 1, 2006 through December 31, 2009, approximately $225 million in Fab 2 plant and equipment, hence as of March 31, 2010, $45 million of cash grants are pending and over-due. While the Industrial Bank of the Investment Center gave a positive recommendation, the governmental approval process has been protracted and as a result, in May 2008, Tower filed a petition with the Israeli High Court of Justice in which Tower asked the Court to order that its expansion plan (in connection with its Fab 2 Approved Enterprise Program) be brought before the relevant Israeli Governmental bodies for their respective approvals without delay.  On August 11, 2008, the Investment Center rejected Tower’s expansion plan request. Tower has appealed this decision before the Israeli Ministerial Appeal Committee. In February 2010, the Israeli High Court of Justice dismissed the petition and instructed the Ministerial Appeal Committee to review this matter as soon as possible and provide its recommendation to the investment center and the Ministers of Finance and Industry. The Ministerial Appeal Committee has not made any decision to date.

If the Investment Center does not approve our request for an expansion plan, or otherwise release the pending grants, we would likely be required to obtain financing from alternative sources in order to fulfill our debt service and other obligations, which financing may not be available.. See Item 3. Key Information - Risk Factors - Risks Affecting Our Business “Risk Factors - If the Investment Center will not release to us the pending grants . . .”

Recent Financing Transaction

Standby Equity Purchase Agreement

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), as last amended on April 22, 2010, under which Yorkville committed to invest in Tower, upon Tower's request, up to $60 million by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with the agreement.. The agreement expires in March 2012. As of March 31, 2010 draw downs of approximately $25 million have been made under this agreement. No warrants or any debt or derivative instruments were issued by Tower under this agreement.  The drawdowns were made under our effective shelf registration statements.

Investment by Israeli Institutional Investors.

In September 2009, Tower raised approximately $21million of gross proceeds from certain Israeli institutional investors that invested in Tower’s shareholders’ equity. In consideration for such investment, Tower sold approximately 22 million ordinary shares and approximately 5.3 million Warrants Series 6. Warrants Series 6 are exercisable through August 2011, are traded on the Tel Aviv Stock Exchange, and are classified as shareholders’ equity.  The investment was made under then effective shelf registration, statement.

Current Effective Shelf Registration

 In November 2009, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50 million of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration statement was declared effective in December 2009. As of March 31, 2010, we had drawn down $12 million of the securities covered by this shelf registration, hence $38 million is the remaining to be drawn down. .

Jazz Loan Facility

On September 19, 2008, Jazz Technologies entered into a second amended and restated loan and security agreement, as guarantor of its subsidiary Jazz Semiconductor Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers, with respect to a three-year secured asset-based revolving credit facility for the total amount of $55 million. In December 2008, Wells Fargo acquired Wachovia Corporation, its businesses and obligations and therefore now administers the Loan Agreement as administrative agent.

Jazz’s borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the loan agreement. The maturity date of the facility is September 19, 2011, unless terminated earlier. Loans under the facility bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the USD LIBOR rate  plus a margin ranging from 2% to 2.5% per annum.

The facility is secured by the assets of Jazz and the borrowers.

The loan agreement contains customary covenants and other terms, including covenants based on EBITDA (as defined in the loan agreement), as well as customary events of default. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the loan agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2009, Jazz was in compliance of all the covenants under this facility.

Borrowing availability under the facility as of December 31, 2009 was approximately $0.1 million. Outstanding borrowings as of December 31, 2009 were $27.0 million and $1.8 million of the facility supporting outstanding letters of credits on that date.

Jazz’s debt and obligations, including its obligations pursuant to the loan agreement, are not guaranteed by Tower.

Tower Debentures

As of December 31, 2009 the outstanding principal amount of Tower’s long-term convertible debentures was approximately $103.6 million and the amount of long-term non-convertible debentures was approximately $34.1 million. For more information regarding these debentures see Note 13 to the consolidated financial statements.

Jazz Convertible Notes

Jazz has outstanding an aggregate of $123.3 million principal amount of convertible notes, as of December 31, 2009 which bear interest at a rate of 8% per annum payable semi-annually and are due on December 2011.  The convertible notes may be redeemed for cash at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 2% in the year beginning December 31, 2009 until December 31, 2010 and 0% thereafter. Each holder of the convertible notes immediately prior to the merger, has the right to convert the convertible notes into Tower's ordinary shares based on an implied conversion price of approximately $4.07 per Tower ordinary share. As stated above, Jazz’s obligations under the convertible notes are not guaranteed by Tower.

According to the terms of the notes, Tower has the right to deliver, in lieu of shares, cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation. The amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower’s ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

Upon the occurrence of certain specified fundamental changes, the holders of the convertible debentures will have the right, subject to various conditions and restrictions, to require Jazz to repurchase the convertible debentures, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date.

In connection with the merger of Jazz with Tower, the convertible notes were recorded at the preliminary fair value of $108.6 million on the date of merger.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities have related primarily to our process development and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2009, 2008 and 2007 were $23.4 million, $15.0 million and $13.8 million net of government participation of $2.0 million $1.7 million and $2.6 million respectively. Tower also incurred costs in connection with the transfer in of technology for use in Fab 2, some of which have been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D. TREND INFORMATION

The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis.  The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. While many market analysts and others report of recovery, there is no assurance that markets will sufficiently recover from the effect of the downturn and there is no assurance that another downturn in the industry will not occur.

On a long-term basis, the market has fluctuated, cycling through periods of weak demand, production overcapacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes.  State-of-the-art fabs are currently using process geometries of 90-nanometer and below and wafer sizes of 300-mm.  As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. The Company currently offers process geometries of 0.35-micron and above on 150-mm wafers and 0.18 and 0.13-micron and produces 200-mm wafers.

In 2010, we have accelerated our plans for additional capacity expansion to meet customer demand, which exceeds current capacity. In our Fab 2 located in Israel, capacity is expected to increase by approximately 30,000 wafers per year. In order to meet the greatly expanding needs of customers for our wide range of specialty process technologies. In our manufacturing facility located in Newport Beach, capacity is expected to increase by 36,000 wafers per year to enable the fab to accommodate the substantial increase in demand necessitating more than full utilization.

The average utilization of our fabs is expected to exceed 85% by the fourth quarter of 2010. Under the expected future market conditions, the capacity in some of our fabs will not be able to meet our needs and we will need to find additional sources of capacity either from organic expansion or acquisition of an additional manufacturing site.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for purchase commitments, standby letters of credit and guarantees detailed in section F below.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands)
Contractual Obligations
Short term liabilities primarily vendors and accounts payable (1)	93,300	93,300	--	--	--	--	--
Loans from bank (2)	263,401	18,113	82,514	109,813	52,961	--	--
Debentures (3)	326,317	15,609	220,334	62,581	7,259	6,804	13,730
Operating leases	17,879	2,883	2,510	2,516	2,523	2,394	5,053
Construction & equipment purchase agreements (4)	9,782	9,782	--	--	--	--	--
Other long-term liabilities	23,630	-	7,625	2,509	1,289	928	11,279
Purchase obligations	32,567	8,879	4,956	4,956	4,256	2,856	6,664
Total contractual obligations	766,876	148,566	317,939	182,375	68,288	12,982	36,726

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of the credit facility agreements with the banks, as well as the estimated impact of our hedging transactions.

(3)	Debentures include total amount of principal and interest payments for the presented periods.

As of December 31, 2009 approximately 86% of such debentures is convertible with approximately 49% convertible at a conversion ratio ranging between $1.10 - $1.25; approximately $30 million of  the $326.3 million amount has been converted into ordinary shares as of March 31, 2010.

(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $3.1 million in standby letters of credit and guarantees to secure our Fab 2 and Jazz equipment obligations.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2009, amounted to approximately $15 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 29, 2010.
Senior Management	Age	Title
Tower
Russell C. Ellwanger	55	Chief Executive Officer of Tower and Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc and Jazz Technologies
Oren Shirazi	40	Chief Financial Officer, Senior Vice President of Finance
Dr. Itzhak Edrei	50	Executive Vice President of Business Groups
Charles A. Fox	54	Senior Vice President of Sales and Corporate Marketing
Ephie Koltin	48	Senior Vice President of Worldwide Operations
Dalit Dahan	42	Senior Vice President of Human Resources and IT
Nati Somekh Gilboa	35	Senior Vice President , Chief Legal Officer and Corporate Secretary
Yossi Netzer	46	Vice President of Corporate Planning

Jazz
Rafi Mor	46	Senior Vice President of Jazz and General Manager of Jazz Semiconductor site, Newport Beach (California)

Directors	Age	Title
Amir Elstein	54	Chairman of the Board
Russell C. Ellwanger	54	Director
Nir Gilad	53	Director
Ron Moskovitz	47	Director
Kalman Kaufman	64	Independent Director
Alex Kornhauser	63	Independent and External Director
Dana Gross	42	Independent Director
Ilan Flato	53	Independent and External Director
Rami Guzman	70	Independent Director

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

Dalit Dahan serves as Senior Vice President of Human Resources and IT after being appointed IT Manager in January 2008, after serving as Vice President of Human Resources since April 2004.  Ms. Dahan joined us in November 1993 and served as Personnel Manager since April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department.  Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S - Manpower Company for 3 years.  Ms. Dahan holds a bachelor’s degree in social science from Haifa University and an MBA from the University of Derby.

Nati Somekh Gilboa serves as Senior Vice President, Chief Legal Officer and Corporate Secretary, after serving as Vice President, Chief Legal Officer and Corporate Secretary since September 2008, after serving as Corporate Secretary and General Counsel since March 2005, and as  Associate General Counsel since May 2004.  From 2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv. Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from Johns Hopkins University.  She is a member of the Israeli Bar Association and the New York bar.

Yossi Netzer was appointed Vice President of Corporate Planning in November 2008, after serving as General Manager of Mixed Signal, RF & Power Management Product Line since 2005 and as Director, FAB 2 Yield & Device Engineering Manager since 2000.  From 1995 to 2000, Mr. Netzer served in various engineering management positions within the R&D division dealing with CMOS, Mixed Signal, RF, and NVM Technologies. Prior to joining Tower, Mr. Netzer was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Netzer holds a B.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology.

Rafi Mor was appointed as Senior Vice President and General Manager of Jazz Semiconductor (Tower’s wholly-owned subsidiary) Newport Beach (California) Site in September 2008. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds master's and bachelor's degrees in chemical engineering from Ben Gurion University.

Amir Elstein was appointed as Chairman of the Board in January 2009. Mr. Elstein serves as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd., Vice Chairman of the Board of Directors of Israel Corp. and  Chairman of the Strategy Committee of the Board of Directors of Israel Corp.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves a chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where most recently he held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

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

Kalman Kaufman has served as a director and as a member of our Audit Committee since August 2005 and as a member of the Stock Option and Compensation Committee since May 2008.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of Solgel Nanotechnology and is a member of several boards of directors.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as an independent and external director and as a member of the Audit Committee since August 2008 and as chairman of the Stock Option and Compensation Committee since June 2009.  Mr. Kornhauser serves as Senior VP, General Manager of Global Operations at Numonyx Corporation since March 2008. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008 he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000 he served as F18 General Manager. Mr. Kornhauser holds a B.S. in Electronics from Bucharest Polytechnic Institute in Romania.

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

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  Mr. Flato serves as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in Economics and Work Relationships from Tel-Aviv University and a Masters in Law from Bar-Ilan University.

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

B. COMPENSATION

For the year ended December 31, 2009, we paid or accrued to all our directors and senior management, as a group, an aggregate of $3.1 million, in salaries, fees and bonuses. The total amount set aside or accrued in the year ended December 31, 2009 to provide for severance, retirement and similar benefits for such persons was $0.5 million

On December 21, 2008 the Board of Directors approved to reduce the payment of annual fees and participation fees (per meeting) to the Independent Directors in both cases to the minimum permitted under applicable Israeli law and regulations regarding compensation for External Directors plus 30% of the gap between the minimum and the maximum permitted under applicable Israeli law and regulations.

As of March 31, 2010, 120,000 options to purchase ordinary shares were outstanding under the board members’ stock option plan, with a weighted average exercise price of $1.58.  These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

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

Upon each third anniversary of a previous grant of options to an independent director, each such Independent Director shall be granted an additional 150,000 options to purchase Ordinary Shares, which will vest over 3 years on a monthly basis until fully vested.  The exercise price per each such option shall be the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the relevant options, as the case may be, first vested. During 2009, we granted 300,000 options to our independent directors under this plan following the appointment of new two independent directors at a weighted average exercise price of $0.20; In addition, in January 2010 we granted 150,000 options to our independent director at an exercise price of $1.15 following the third anniversary of his previous options.  As of March 31, 2010, 1.0 million options were outstanding under the plan with a weighted average exercise price of $0.87.

In November 2008, the Audit Committee and Board approved Tower’s 2009 Employee Share Incentive Plan (the “Plan”) to grant options and/or restricted share units to the Company’s employees (including its CEO), which plan was approved by Tower’s  shareholders in April 2009. Up to 28.3 million options were reserved for the Company's employees (excluding its CEO) for grants to be made following April 2009, and 28.3 million additional options under the Plan were reserved to the CEO, for grants to be made following April 2009. The amount of 28.3 million options amounts to 4% of the Company’s diluted shares as of November 12, 2008, the date of the Board of Directors’ approval. However, the amount of available options for grant at any time under each portion of the Plan will be reduced by the aggregate number of outstanding options available for grant under previous employee option plans and under the previous CEO Share Option Plan.

In June 2009, the Board approved a grant to the CEO under Tower’s 2009 Employee Share Incentive the Plan (the “plan”) to purchase 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of March 31, 2010, a total of 23.4 million options were outstanding to our CEO at a weighted average exercise price of $1.15.

In August 2008 our shareholders approved (i) an increase in Mr. Ellwanger’s annual base salary from $505,950 (including social benefits) to $546,765 (including social benefits), effective as  of January 1, 2008; (ii) a performance-based bonus for Mr. Ellwanger up to $673,596  for the year ending December 31, 2008.

In November 2009 our shareholders approved (i) Mr. Ellwanger’s base salary and other payroll components for 2009 are to remain unchanged as compared to 2008; (ii) a performance-based bonus for Mr. Ellwanger up to $673,596 for the year ending December 31, 2009.

During 2009, we granted a total of 3.4 million options to purchase ordinary shares to our senior managers as a group (excluding the options granted to our CEO and directors described above).  These options have a weighted average exercise price of $0.29 per share with vesting periods over three years and expire in 2016.

In June 2009, the Audit Committee and the Board approved a grant to the Chairman of the Board of options to purchase 11.5 million Tower ordinary shares, which was further approved by Tower's shareholders in November 2009 (the “Date of Grant”). The exercise price is $0.29 (but not lower than the nominal value of Tower's ordinary shares), which was the closing price of Tower's ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. The options vest over three years as follows: 50% of the options shall vest on the second anniversary of the Date of Grant and an additional 50% on the third anniversary of the Date of Grant. The options are exercisable for a period of seven years from the Date of Grant.

As of March 31, 2010, options to purchase approximately 24.0 million ordinary shares were held by our employees (excluding the options granted to our CEO and directors described above but including our senior managers), with exercise prices ranging from $0.29 to $25, with weighted average exercise price of $1.11 were outstanding under employees share options plans. Also as of such date, 6.6 million options were available for future grants under our share options plans.

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

Board members are not entitled to benefits in the event of termination of service.

The Israeli Companies Law – 1999 (the “Companies Law”) requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

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

The candidate to serve as an external director must sign a declaration stating that the abovementioned criteria are met as required by law for the appointment of such candidate as an external director.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders that voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions.  External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one external director.

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

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser and Mr. Kalman Kaufman serve on Tower's audit committee. The responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including the external directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

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

The board of directors has established a stock option and compensation committee. Mr. Alex Kornhauser, Mr. Kalman Kaufman and Mr. Amir Elstein serve as the committee members. The committee meets at least once a year.  The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

•	the overall employment market environment;

•	the basic salaries and benefits available to comparable officers at comparable companies;

•	the need to attract and retain officers of an appropriate caliber;

•	the need to ensure such executives’ commitment to the future success of our company by means of incentive schemes;

•	the performance of the officer; and

•	financial and operating results of our company.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2009*	2008*	2007*
Process and product engineering, R&D, design	352	341	308
Manufacturing, operations	969	1,048	904
Manufacturing support	127	100	82
Administration, marketing, finance	128	136	135
Total	1,576	1,625	1,429
_______________________
* As of December 31, 2009 and 2008 includes employees of Tower and Jazz; as of December 31, 2007 (prior to the merger date) includes only employees of Tower.

As of December 31, 2009, we had 964 employees in Israel and 612 employees in the United States.

Except for an arrangement regarding pension contributions, Tower has no collective bargaining agreements with any of its employees.  However, by administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees.  In accordance with these provisions, the salaries of our employees are partially indexed to the Consumer Price Index in Israel.

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

A portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement .Jazz maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition the bargaining agreement includes Postretirement Medical Plan to certain employees. For certain eligible bargaining unit employees who terminate employment, the Company provides a lump-sum benefit payment.

E. SHARE OWNERSHIP

As of March 31, 2010 our directors and senior managers beneficially owned an aggregate of 18.7 million ordinary shares, which includes 0.1 million ordinary shares owned by our directors and senior managers and 18.6 million shares underlying options held by such persons that are currently vested or which vest within 60 days of such date.  These options have an average exercise price of $1.60 per share and the options expire between 2011 and 2020. Except for our CEO Russell Ellwanger, who beneficially owns 6.2% of our outstanding shares, consisting of vested options for the purchase of _14.9 million ordinary shares with a weighted exercise price of $1.65 and which expire between 2015 and 2018, no individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                A.     MAJOR SHAREHOLDERS

The following set forth information, as of March 31, 2010, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, 226.8 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.  However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Israel Corporation Ltd. (3)(4)	51.52%	25.73%
SanDisk Corporation (3)(5)	7.00%	1.83%
Bank Leumi Le-Israel, B.M (6)	31.14%	11.68%
Bank Hapoalim, B.M (7)	31.23%	11.73%
_____________________

(1)
Assumes the holder’s beneficial ownership of all Tower ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into shares of the Company.

(2)
Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of the date referred to above, have been exercised by all holders.

(3)
Pursuant to a shareholders agreement among Israel Corp. and SanDisk Corporation, each of Israel Corp. and SanDisk Corporation may be said to have shared voting and dispositive control over approximately 12% of the outstanding shares of Tower.

(4)
Based on information verified with Israel Corp., it currently holds 14.3 million shares, as well as debentures convertible into 2.6 million shares, capital notes converted into 206.1 million shares and warrants exercisable into 2.9 million shares.

(5)	Based on information verified with SanDisk, it holds as of March 31, 2010 12.9 million shares, as well as debentures convertible into 3.2 million shares.

(6)	Based on information verified with Bank Leumi, it currently holds warrants exercise into 6.1 million shares and capital notes convertible into 96.4 million shares.

(7)	Based on information verified with Bank Hapoalim, it currently holds warrants exercise into 6.6 million shares and capital notes convertible into 96.4 million shares.

Israel Corp., Bank Leumi and Bank Hapoalim have each increased their beneficial interest in our ordinary shares over the last three years primarily as a result of the acquisition of capital notes under the amendments to the Credit Facility agreement described above under Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

Pursuant to a shareholders agreement dated January 18, 2001 to which Israel Corp., SanDisk and Macronix, are parties, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board, unless agreed to otherwise.  In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal.

As of March 31, 2010, there were a total of 35 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States.  Such United States record holders were, as of such date, the holders of record of approximately 64% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 60% of our outstanding ordinary shares as of said date).

B. RELATED PARTY TRANSACTIONS

Agreements with Israel Corp and Our Banks.  For information related to amendments to our Credit facility and related agreememnts with Israel Corp. and our Banks see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” of this annual report and Note 12B to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein.

Grant of Options to the CEO and Chairman of the Board.  Discussed under “Item 6 – Directors, Senior Management and Employees – B. Compensation”, which discussion is incorporated by reference herein.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are incorporated herein by reference to pages following the signature page of this Annual Report.

Legal Proceedings

On August 11, 2008, the Investment Center rejected Tower’s expansion plan request. Tower has appealed this decision before the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor. The Israeli Ministerial Appeal Committee has not made any decision to date, as described under the caption “Investment center grants” under  “Fab 2 Agreements” in “Item 5 B. See also Item 3. Key Information — Risk Factors — Risks Affecting Our Business “If the Investment Center will not release to us the pending grants…".

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents in the ITC action in October 2008. The case was tried before an administrative law judge in July 2009. In September 2009, the judge ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the judge’s determination on patent invalidity.  In March 2010, the full ITC commission determined that there is no ITC violation, found the LSI patent claims to be invalid and terminated the ITC investigation. The Company cannot provide an estimate as to whether any further petition will be filed by LSI or predict the outcome thereof or estimate any losses that may be incurred thereform, which could have a material and adverse effect on the Company’s business and financial position.

In connection with Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Tower and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the merger. There is no assurance when, if at all, an SSA will be reached.

From time to time we are a party to various litigation matters incidental to the conduct of our business.  Except as disclosed above, there is no pending or threatened legal proceeding to which we are a party, that, in the opinion of our management, is likely to have a material adverse effect on our future financial results or financial condition.

The Company is prohibited from paying any dividends under the current credit facility agreement.

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2009, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange (TASE) under the symbol “TSEM”.

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Global Market and Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
March 2010	1.87	1.55	7.02	5.82
February 2010	1.74	1.15	6.08	4.33
January 2010	1.27	0.99	4.72	3.71
December 2009	1.04	0.93	3.98	3.57
November 2009	1.13	0.94	4.27	3.57
October 2009	1.18	0.89	4.51	3.35
First quarter 2010	1.87	0.99	7.02	3.71
Fourth quarter 2009	1.18	0.89	4.51	3.35
Third quarter 2009	1.49	0.33	5.13	1.36
Second quarter 2009	0.39	0.19	1.49	0.84
First quarter 2009	0.24	0.13	1.02	0.50
Fourth quarter 2008	0.54	0.09	1.91	0.36
Third quarter 2008	0.86	0.43	2.80	1.70
Second quarter 2008	1.25	0.81	4.13	2.75
First quarter 2008	1.45	0.74	5.50	2.63
2009	1.49	0.13	5.13	0.50
2008	1.45	0.09	5.50	0.36
2007	2.08	1.20	8.88	5.25
2006	2.18	1.22	9.14	5.11
2005	2.38	0.92	10.30	5.10

ITEM 10. ADDITIONAL INFORMATION

Articles of Association; Israeli Companies Law

Registration Number and Purposes

Our registration number with the Israeli Companies Registrar is 520041997. Pursuant to Section 4 of our Articles of Association (“Articles”), Tower’s objective is to engage in any lawful activity.

Articles of Association

Our Articles were adopted in November 2000, and as amended, provide for an authorized capital of NIS 1,100 million divided into 1,100 million ordinary shares.  The objective stated in the Articles is to engage in any lawful activity.

Tower has currently outstanding only one class of equity securities, ordinary shares, par value NIS 1.00 per share.  Holders of Tower ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors.  No preferred shares are currently authorized.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders.  No business may be commenced until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy.  Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Companies Law pursuant to procedures established by the Board of Directors.  Resolutions regarding the following matters shall be passed by an ordinary majority of those voting at the general meeting:

•	amendments to our Articles;

•	appointment and termination of our independent auditors;

•	appointment and dismissal of directors (except of external directors);

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of authorized share capital or the rights of shareholders or a class of shareholders;

•	any merger as provided in section 320 of the Companies Law; and

•
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

Exemption and Indemnification Agreements with Directors

Tower entered into exemption and indemnification agreements with the members of its Board of Directors, amended to reflect certain amendments to the Companies Law, pursuant to which, subject to the limitations set forth in the Israeli Companies Law and its Articles of Association, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements.  Tower’s shareholders approved these amended exemption and indemnification agreements.

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

In addition to approval by a company’s board of directors, a private placement in a public company requires approval by a company’s shareholders in the following cases:

•	A private placement that meets all of the following conditions:

m	20 percent or more of the voting rights in the company prior to such issuance are being offered;

m
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company’s outstanding share capital; and

m	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder.

The above transactions must not be adverse to the company’s interest.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, vote in the general meeting of shareholders on the following matters:

•	any amendment to the Articles;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval.

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

NASDAQ Marketplace Rules and Home Country Practices

As permitted by the NASDAQ Marketplace Rules in lieu of certain corporate governace requirements we have chosen to follow the practices of our home country with respect to the following:

•	We do not supply an annual report but make our audited financial statements available to our shareholders prior to our annual general meeting.

•
The majority of our Board of Directors is not comprised of directors who meet the definition of independence contained in the NASDAQ Marketplace Rules.   Under the Companies Law a majority of the Board of Directors is not required to be comprised of independent directors.  In keeping with the requirements of the Companies Law two of the members of our Board of Directors are external directors, and are independent as defined under Rule 10A-3 of the Securities Act.

•
Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present.  The Companies Law does not require our external directors to conduct regularly scheduled meetings at which only they are present.

•
The compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by the Nasdaq Marketplace Rules.  In accord with the Companies Law the compensation of the chief executive officer and all other officers requires the approval of our Board of Directors, however the compensation of our chief executive officer, who also serves as a director, also requires the approval of our shareholders.

•	Director nominees are not selected, or recommended for the Board’s selection, as required by the Nasdaq Marketplace Rules.

•
Our Board of Directors has not adopted a formal written charter or board resolution addressing the nomination process and such related matters as may be required under United States federal securities laws, as required by the Nasdaq Marketplace Rules.

•
Although we have adopted a formal written audit committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in the Nasdaq Marketplace Rules.

•
Our audit committee does not meet with all of the requirements of the Nasdaq Marketplace Rules, as permitted by the Companies Law though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act.

•
Our articles of association do not provide for a quorum of not less than 33 1/3% of the outstanding shares of our voting ordinary shares for meetings of our ordinary shareholders, as required by the Nasdaq Marketplace Rules.  Our articles of association presently require a quorum consisting of two shareholders holding a combined 33% of our ordinary shares.  Under the Companies Law a quorum consisting of two shareholders holding a combined 25% of the company’s voting shares is required.

•
We review and approve all related party transactions in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in the Companies Law, which do not fully reflect the requirements of the Nasdaq Marketplace Rules.

•	We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 4350(i).

Material Contracts

For information regarding material contracts see Notes 7, 12, 13, 16 and 17 to our consolidated financial statements and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

Under Israeli law, both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

Taxation

The below discussion does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions which might apply to our securities or to reflect the views of the relevant tax authorities, and it is not meant to replace professional advice in these matters.  The below discussion is based on current, applicable tax law, which may be changed by future legislation or reforms.  Non-residents should obtain professional tax advice with respect to the tax consequences of holding or selling our securities under the laws of their countries of residence.

Israeli Taxation

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

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” in the company issuing the shares (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights).

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

Corporations will be subject to corporate tax with respect to total income, including capital gains, at the corporate tax rate of 25% in the year 2010; the corporate tax rate is scheduled to be reduced each year thereafter until it reaches 18% in the year 2016.

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

Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the US-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax.  This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions.  A sale, exchange or disposition of our shares by a US resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable and subject to other existing exemptions; however, under the treaty, this US resident would be permitted to claim a credit for these taxes against the US income tax with respect to the sale, exchange or disposition, subject to the limitations in US laws applicable to foreign tax credits.

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our convertible debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual.  This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual’s accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual’s Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties.  In such cases the regular rate of tax on Interest and OID of up to 44% will apply to the individual.  Interest and OID paid to corporations will be subject to corporate tax at the rate of 25% in 2010 (see above).

Beginning on January 1, 2009, interest, OID or inflation linkage differentials paid to an individual who is a foreign resident which does not have a permanent establishment in Israel, on debentures issued by an Israeli corporation and which are traded on the TASE, are generally exempt from taxes. However, this exemption from taxes will not apply if the recipient is a substantial shareholder of the corporation, if the recipient is an affiliate of the issuer of the debentures, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the Payment was not affected by the relationship between the parties. Where interest, OID or inflation linkage differentials are taxable in the hands of a non-resident tax will be withheld at source at a rate of 25%, unless a lower rate applies according to a relevant tax treaty.

Under regulations promulgated as part of the 2006 Tax Reform, withholding tax at source from debenture interest and OID paid to Israeli resident individuals will, in general, be at a rate of 20%.  However, if the individual receiving the interest and OID is a substantial shareholder, an employee, supplier or service provider of the company, tax will be withheld at the marginal rates applicable to individuals.  Corporations will be subject to withholding tax at the applicable rate of corporate tax as set out above.    In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our convertible debentures to a US treaty resident (other than a US bank, savings institution or company) is 17.5%.

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

U.S. Federal Income Tax Considerations

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire our ordinary shares and hold them as capital assets for U.S. federal income tax purposes. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

●	an individual citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

●	insurance companies;

●	dealers in stocks, securities or currencies;

●	financial institutions and financial services entities;

●	real estate investment trusts;

●	regulated investment companies;

●	persons that receive ordinary shares as compensation for the performance of services;

●	tax-exempt organizations;

●	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

●	individual retirement and other tax-deferred accounts;

●	expatriates of the United States;

●	persons (other than Non-U.S. Holders) having a functional currency other than the U.S. dollar; and

●	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

This discussion also does not consider the tax treatment of persons or partnerships that hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “PFIC Rules,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “PFIC Rules” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

A non-corporate U.S. holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

(b)
that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

In addition, under current law a U.S. Holder must generally hold his ordinary shares for more than 60 days during the 121 day period beginning 60 days prior to the ex-dividend date, and meet other holding period requirements for qualified dividend income.

Dividends paid by a foreign corporation will not qualify for the reduced rates, if the dividend is paid in a tax year of the recipient beginning after December 31, 2002, unless such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “PFIC Rules” below.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “PFIC Rules” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

In the event there is an Israeli income tax on gain from the disposition of ordinary shares, such tax should generally be the type of tax that is creditable for U.S. tax purposes; however, because it is likely that the source of any such gain would be a U.S. source, a U.S. foreign tax credit may not be available. U.S. shareholders should consult their own tax advisors regarding the ability to claim such credit.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

 Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

●	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

●
in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

(1)	a U.S. person;

(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

(3)	a controlled foreign corporation;

(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose Untied States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

(6)	a U.S. branch of a foreign bank or insurance company.

The back-up withholding tax rate is 28%. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

In the case of payments by a payor or middleman to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a holder that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the Treasury regulations and payments that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

The amount of any back-up withholding may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

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

If we were to be a PFIC at any time during a US  holder’s holding period, such US  holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income tax rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder’s adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the “mark to market” election).  For this purpose, the NASDAQ Global   Market is a qualifying exchange.  US holders are strongly urged to consult their own tax advisers regarding the possible application and consequences of the PFIC rules.

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

You may review and copy our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on this public reference room.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.  These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.  We also generally make available on our own web site (www.towerjazz.com) our quarterly and year-end financial statements as well as other information.

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

We are subject to interest rate exposure in connection with $210 million long-term debt outstanding as of December 31, 2009 under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 2.5% per annum  and in connection with $27 million of Jazz's bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the USD LIBOR rate (as defined in the such loan agreement) plus a margin ranging from 2.0% to 2.5% per annum. The interest rate as of December 31, 2009 on $117 million loans was 2.75%. The $117 million includes $90 million loans under the Tower amended facility agreement not subject to the collar agreement and $27 million loans under the Jazz loan agreement.  The interest rate of the additional $120 million loans covered by collar agreement was 5.3%, including the results of our hedging activities effective as of December 31, 2009. Following the August 2009 letter agreement, the loans under the Tower amended facility agreement are repayable in 8 equal consecutive quarterly installments between September 2011 and June 2013. The maturity date of Jazz's bank loan is September 2011.

As of December 31, 2009, we had collar agreements in the amount of $120 million which will expire in June 2012.

Our collar agreements resulted in a loss of $1.6 million in the year ended December 31, 2009.  As of December 31, 2009, the fair value of these agreements was a $3.3 million unrealized loss.

During 2008 we entered into collar agreements in the amount of $120 million, effective June 2009. The terms of these collar agreements are as follows: if the USD LIBOR is below the floor level of 2.8% we will pay total interest at the fixed rate of 5.3% (the 2.8% floor rate plus 2.5% under the Tower amended facility agreement); if the USD LIBOR is between 2.8% and a range between 5.01% and 5.60%, we will pay total interest at the actual USD LIBOR plus 2.5%; if the USD LIBOR is higher than the range of 5.01% and 5.6%,  we will pay total interest at a fixed rate of between 7.5% and 8.1% (the cap level plus 2.5%).

Under current terms of Tower's loans and the collar agreements and Jazz's loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2009 (from 0.25% to 0.275%), will not have a material effect on our yearly interest payments in 2010. For each 10% upward shift in the USD LIBOR rate in the range between the floor level and the cap level, (from 4.5% to 4.95%, for example), our yearly interest payments will increase by approximately $1.0 million

Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments.  We manage this exposure by performing ongoing evaluations of our investments in those deposits.  Due to the short maturities of our investments, their carrying value approximates their fair value.

 Foreign Exchange Risk

We are exposed to the risk of fluctuation in the NIS/ US dollar exchange rate with respect to Tower's  2006 and 2007 debentures. As of December 31, 2009 the adjusted outstanding principal amount of these debentures was $127.2 million. The dollar amount of our finance costs (interest and currency adjustments) related to these debentures will be increased if the rate of inflation in Israel is not offset  by the devaluation of the NIS in relation to the dollar.  In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well.  If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased.

From the date of the issuance of the 2006 convertible debentures in June 2006 until December 31, 2009, the Israel consumer price index increased by 9.8% while the US dollar/NIS exchange rate decreased by 15.0%. From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2009, the Israel consumer price index increased by 11.2% while the US dollar/NIS exchange rate decreased by approximately 13.0%.

The 2002 convertible debentures carried annual interest at a fixed rate of 4.7%.  The debentures were payable in four annual installments commencing in January 2006. In January 2009, the last principal installment was paid, thereby redeeming the debentures in full. The 2005 convertible debentures are denominated in USD and bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 2012. The 2006 convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value.  The 2007 debentures bear annual interest at a fixed rate of 8.0% and repayable starting 2011. The convertible notes issued by Jazz bear interest at a rate of 8% per annum payable twice a year and mature on December 31, 2011.Therefore, we are not subject to cash flow exposure to interest rate fluctuations with respect to the debentures or notes.  However, in the event that the actual market interest rates are lower than the interest rate provided under the debentures or notes, our actual finance costs would be higher than they otherwise could have been had our debentures or notes provided for interest at a floating interest rate.

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

In order to mitigate our exposure to the risk of fluctuations in the NIS/US dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, Tower entered into option transactions. As of December 31, 2009 Tower had $30.0 million open exchange rate agreements which will expire throughout 2010. Loss recorded from these transactions amounted to approximately $0.4 million in 2009. We are exposed to currency risk in the event of default by the other parties of the exchange transaction.  We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable Israeli banks.

Assuming a 10% revaluation of the NIS against the US dollar on December 31, 2009 (from 3.775 to 3.398), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees ) would be higher by approximately $15 million.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Risks Related to Obligations Indexed to our Own Equity

Under GAAP, certain of our obligations (including warrants to issue shares), convertible into our ordinary shares, are not part of our shareholders’ equity and are either carried at fair value in its entirety or its equity component is carried at fair value. The effect of carrying such obligations at fair value is that the value of the obligations increases as our share price increases. This may increase significantly our non-cash financing expenses, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits; This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereto.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting.

Our internal control over financial reporting was changed to include enhanced controls over the consolidation process in connection with the acquisition of Jazz in September 2008.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that a member of our audit committee, Mr. Ilan Flato, is an audit committee financial expert under applicable SEC rules and is independent as defined by NASDAQ Marketplace Rules.

ITEM 16B. CODE OF ETHICS

We adopted a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions.  We have posted our code of ethics on our website, wwwtowerjazz.com under “About Tower”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2009*	2008*
	(US Dollars In Thousands)
Audit fees (1)	498	311
Audit Related Fees (2)	193	288
Tax fees (3)	75	120
	766	719

*
2008 costs include Tower's costs to Deloitte Israel and commencing the merger date also include Jazz costs to Deloitte US and Ernst & Young US; 2009 costs include Tower and Jazz's costs to Deloitte Israel and US.

(1)
Audit fees consist of fees for professional services rendered for the audit of our financial statements, services in connection with statutory and regulatory filings and engagements (including review of Forms 20-F, 10-K, 10-Q, F-1, F-3, F-4 and S-8 and SOX), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

(2)
Audit-related fees consist of assurance and related services that traditionally are performed by the independent accountant. These services include, among others: due diligence services, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)   Tax fees consist of fees for tax compliance services, tax planning and tax advice.

Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.  All of the non-audit services provided in 2009 and 2008 were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F         CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules. See Item 10.B “Additional Information – Nasdaq Marketplace Rules and Home Country Practices” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Global Market.

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
4.1            Registrant’s Non-Employee Director Share Option Plan 2000/3 (incorporated by reference to exhibit 4.5 to the Registrant’s Registration Statement on Form S-8 No. 333-83204 (“Form S-8 No. 333-83204”)).

4.2           Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/4 (incorporated by reference to exhibit 4.9 to the Form S-8 No. 333-83204).

4.3           Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/5 (incorporated by reference to exhibit 4.10 to the Form S-8 No. 333-83204).

4.4           Investment Center Agreement related to Fab 1, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit 10.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.5           Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

4.6           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.7           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

4.8           Bank Warrants, dated August 2005, between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M (incorporated by reference to exhibit 4.46 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”).

4.9           Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

4.10          Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

4.11          Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

4.12          Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

4.13          Jazz Technologies, Inc. 2006 Equity Incentive (incorporated by reference to Exhibit 4.5 of the 2008 Form S-8)

4.14          Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8)

4.15          Form of Option Agreement under the Jazz Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the 2008 Form S-8)

4.16          CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

4.17          Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

4.18          Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to Russell Ellwanger, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

4.19           Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to Russell Ellwanger, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

4.20           Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form 6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the “November 2006 Form 6-K”)).

4.21           Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006 Form 6-K).

4.22           Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

4.23           Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006 Form 6-K).

4.24           Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006 Form 6-K).

4.25           Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November 2006 Form 6-K).

4.26           Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November 2006 Form 6-K).

4.27           Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.13 of the November 2006 Form 6-K).

4.28           Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

4.29           Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.30           Loan Agreement, dated August 2006, between the Registrant and SanDisk Corporation (incorporated by reference to exhibit 4.82 to the 2006 Form 20-F).

4.31 Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K)

4.32           Facility Agreement, as amended and restated by the parties through September 29, 2008. (incorporated by reference to Exhibit 4.86 to the 2008 20-F)

4.33           Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.87 to the 2008 20-F)

4.34           Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.88 to the 2008 20-F)

4.35           Conversion Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.89 to the 200820-F)

4.36           Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.90 to the 2008 20-F)

4.37           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.91 to the 2008 20-F)

4.38           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.92 to the 2008 20-F)

4.39            Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.40            Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4.41           Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.95 to the 2008 20-F)

4.42            Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.96 to the 2008 20-F)

4.43           Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F)

4.44           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F)

4.45           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F)

4.46           Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F)

4.47           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F)

4.48           Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009. (incorporated by reference to Exhibit 4.102 to the 2008 20-F)

4.49           Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009, Amendment No. 1 dated August 27, 2009 and Amendment No. 2 dated February 4, 2010 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3, respectively, of the February 5, 2010 Form 6-K).

4.50           Amendment No. 3 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009 (incorporated by reference to Exhibit 99.1 to the April 23, 2010 6-K)

8.1             List of Subsidiaries.

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

15.1           Consent of Brightman Almagor Zohar & Co.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused  and authorized the undersigned to sign this Annual Report to be signed on its behalf.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

April 30, 2010

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel
Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s Board of Directors and management.   Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductor Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 24, 2010

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

F - 1.1

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel
Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES - INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

F- 1.2

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 24, 2010 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 24, 2010

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		As of December 31,
	Note	2009	2008

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$81,795	$34,905
Trade accounts receivable	18	40,604	45,860
Other receivables	4	2,520	2,320
Inventories	5	32,250	40,899
Other current assets	20	10,304	6,777
Total current assets		167,473	130,761

LONG-TERM INVESTMENTS	6	29,361	29,499

PROPERTY AND EQUIPMENT, NET	7	371,400	449,697

INTANGIBLE ASSETS, NET	8	67,601	81,034

GOODWILL	3	7,000	7,000

OTHER ASSETS , NET	9	8,002	8,802

TOTAL ASSETS		$650,837	$706,793

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	13	$--	$8,330
Short-term bank loan	10	7,000	7,000
Trade accounts payable		42,012	49,462
Deferred revenue and short-term customers' advances		24,696	6,634
Other current liabilities	11	23,652	35,202
Total current liabilities		97,360	106,628

LONG-TERM LOANS FROM BANKS	10, 12, 14	187,606	222,989

DEBENTURES	13, 14	241,207	208,512

LONG-TERM CUSTOMERS' ADVANCES	16A	8,262	11,138

OTHER LONG-TERM LIABILITIES	15	60,388	45,959
Total liabilities		594,823	595,226

SHAREHOLDERS' EQUITY	13, 16A, 17	56,014	111,567

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$650,837	$706,793

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

		Year ended December 31,
	Note	2009	2008	2007

REVENUES	18	$298,812	$251,659	$230,853

COST OF REVENUES		325,310	296,513	284,771

GROSS LOSS		(26,498)	(44,854)	(53,918)

OPERATING COSTS AND EXPENSES

Research and development		23,375	14,969	13,790
Marketing, general and administrative		31,943	33,223	31,604
Write-off of in-process research and development	3	--	1,800	--
Merger related costs		--	520	--
Fixed assets impairment	7B	--	120,538	--

		55,318	171,050	45,394

OPERATING LOSS		(81,816)	(215,904)	(99,312)

FINANCING EXPENSE, NET	14, 19	(45,710)	(17,566)	(34,976)

GAIN ON DEBT RESTRUCTURING	12B	--	130,698	--

OTHER INCOME (EXPENSE), NET		2,045	(918)	92

LOSS BEFORE INCOME TAX		(125,481)	(103,690)	(134,196)

INCOME TAX BENEFIT (PROVISION)	20	5,022	(1,455)	--

LOSS FOR THE YEAR		$(120,459)	$(105,145)	$(134,196)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share		$(0.71)	$(0.78)	$(1.13)

Weighted average number of ordinary
shares outstanding - in thousands		170,460	134,749	118,857

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated
	Ordinary shares		Additional		Cumulative		Other
	Shares-		paid-in	Capital	stock based	Treasury	comprehensive	Accumulated	Comprehensive
	in thousands	Amount	capital	notes	compensation	stock	gain (loss)	deficit	income (loss)	Total

BALANCE - JANUARY 1, 2007	102,053	$24,187	$570,984	$176,401	$4,870	$(9,072)	$(203)	$(727,651)		$39,516

Issuance of shares and warrants	22,705	5,398	29,469							34,867
Conversion of convertible debentures to shares	592	142	674							816
Employee stock-based compensation					8,731					8,731
Exercise of options	176	44	183							227
Reclassification of bifurcated conversion option to shareholders' equity			28,377							28,377
Stock-based compensation, Note 17B(5)			1,331							1,331
Other comprehensive loss							(167)		(167)	(167)
Cumulative effect adjustment of the Facility Agreement to retained earnings								65,207	65,207	65,207
Loss for the year								(134,196)	(134,196)	(134,196)
Comprehensive loss									(69,156)

BALANCE - DECEMBER 31, 2007	125,526	$29,771	$631,018	$176,401	$13,601	$(9,072)	$(370)	$(796,640)		$44,709

Issuance of shares and warrants	34,257	9,699	37,045							46,744
Conversion of convertible debentures to shares	1,543	459	1,692							2,151
Employee stock-based compensation					6,127					6,127
Exercise of options										--
Reclassification of bifurcated conversion option to shareholders' equity			3,907							3,907
Capital notes				115,071						115,071
Other comprehensive loss							(1,997)		(1,997)	(1,997)
Loss for the year								(105,145)	(105,145)	(105,145)
Comprehensive loss									(107,142)

BALANCE - DECEMBER 31, 2008	161,326	$39,929	$673,662	$291,472	$19,728	$(9,072)	$(2,367)	$(901,785)		$111,567

Issuance of shares and warrants	36,114	9,572	24,534							34,106
Conversion of convertible debentures to shares	2,796	744	3,357							4,101
Employee stock-based compensation					2,841					2,841
Exercise of options	25	6	15							21
Stock-based compensation, Note 17B(5)			3,829							3,829
Reclassification of options and warrants			(13,661)					12,800		(861)
Capital notes				20,000						20,000
Other comprehensive loss							869		869	869
Loss for the year								(120,459)	(120,459)	(120,459)
Comprehensive loss									(119,590)

BALANCE - DECEMBER 31, 2009	200,261	$50,251	$691,736	$311,472	$22,569	$(9,072)	$(1,498)	$(1,009,444)		$56,014

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2009, NOTE 17D	198,961

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2009	2008	2007

CASH FLOWS - OPERATING ACTIVITIES

Loss for the year	$(120,459)	$(105,145)	$(134,196)
Adjustments to reconcile loss for the year
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	--	(130,698)	--
Depreciation and amortization	143,404	138,808	154,343
Effect of indexation, translation and fair value measurement on debt	3,131	(6,937)	6,227
Fixed assets impairment	--	120,538
Other expense (income), net	(2,045)	918	(92)
Write-off of in-process research and development	--	1,800	--
Changes in assets and liabilities:
Trade accounts receivable	5,256	15,666	(13,479)
Other receivables and other current assets	234	6,407	333
Inventories	8,649	(6,178)	459
Trade accounts payable	(6,185)	(5,119)	15,435
Deferred revenue and customers' advances	15,435	(13,522)	(11,919)
Other current liabilities	(5,595)	(7,224)	(1,363)
Other long-term liabilities	(4,576)	3,247	935
Net cash provided by operating activities	37,249	12,561	16,683

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(28,066)	(87,224)	(107,485)
Investment grants received	--	--	1,654
Proceeds related to sale and disposal of property and equipment	--	--	108
Acquisition of subsidiary consolidated for the first time (a)	(1,472)	2,616	--
Investments in other assets and intangible assets	--	(1,004)	(1,547)
Decrease in short-term interest-bearing deposits	--	--	1,230
Long-term investments	--	--	(950)
Net cash used in investing activities	(29,538)	(85,612)	(106,990)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	--	52,000	28,000
Proceeds on account of shareholders' equity	52,922	20,000	26,761
Proceeds from issuance of debentures and warrants, net	--	1,440	50,690
Repayment of debenture	(8,254)	(8,179)	(7,088)
Debts repayment	(5,416)	(2,000)	(3,230)
Net cash provided by financing activities	39,252	63,261	95,133

Effect of foreign exchange rate change	(73)	159	--

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,890	(9,631)	4,826
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	34,905	44,536	39,710

CASH AND CASH EQUIVALENTS - END OF YEAR	$81,795	$34,905	$44,536

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2009	2008	2007

NON-CASH ACTIVITIES

Investments in property and equipment	$5,703	$11,667	$17,982
Stock-based compensation	$3,829	$--	$1,331
Investments in other assets	$--	$--	$--
Conversion of long-term customers' advances to share capital	$--	$--	$6,414
Conversion of long term debt and convertible debentures to capital notes	$--	$95,071	$--
Conversion of convertible debentures to share capital	$4,101	$2,151	$816
Cumulative effect adjustment of the Facility Agreement to retained earnings	$--	$--	$65,207
Reclassification of bifurcated conversion option to shareholders' equity	$404	$3,907	$28,377
Issuance of shares and warrants relating the merger with Jazz	$--	$46,744	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$25,717	$18,520	$28,831
Cash paid during the year for income taxes	$2,010	$7	$55

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR
THE FIRST TIME, SEE ALSO NOTE 3 :

Assets and liabilities of the subsidiary as of September 19, 2008 :

Working capital (excluding cash and cash equivalents)		$(1,086)
Fixed assets		95,244
Long-term investments		17,100
Intangible assets		59,500
Other assets		66
Convertible debenture		(108,600)
Long-term liabilities		(22,640)
Goodwill		7,000
		46,584
Less :
Issuance of share capital and warrants		46,744
Accrued merger related costs		2,456
		49,200
		$2,616

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1               -     DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and Jazz Semiconductor shall collectively be referred to herein as “Jazz”). Tower and its wholly owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

The Company is a pure-play independent specialty wafer foundry manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. The Company provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, the Company maintains two manufacturing facilities in Israel and a one in the U.S. with additional manufacturing capacity available in China.

Tower’s ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

During the past years, the Company has experienced significant recurring losses and a substantial accumulated deficit. The Company has been working in various ways to mitigate these financial losses and has been successful in increasing its customer base, increasing its sales, improving its EBITDA and cash flow from operations, increasing its installed capacity level, raising funds, restructuring its debt and modifying its organizational structure to better address its customers’ needs and to improve its market position.

The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. While many market analysts and others report signs of recovery, there is no assurance that markets will sufficiently recover from the effect of the downturn. A lack of, or slower than expected, market recovery may adversely affect the future financial results and position of the Company, including its ability to fulfill its debt obligations and other liabilities. Measures that may assist the Company to fulfill its debt obligations and other liabilities include fund-raisings, sale of assets, intellectual property licensing, possible sale and lease-back of real estate assets, debt refinancing or restructuring, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to have sufficient cash to fulfill its debt obligations and other liabilities and support its growth plans. See further details in Notes 7C, 12B, 11, 13, 17F and 17I-J.

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

The Company’s consolidated financial statements include the financial statements of Tower and its wholly-owned subsidiaries, which include its marketing and sales subsidiary in the United States and Jazz. The Company’s consolidated financial statements include the results of Jazz from September 19, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. For additional data regarding the merger, see also Note 3.

C.	Cash and Cash - Equivalents

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

(1)
Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring, constructing, establishing and installing property and equipment (whether performed internally or by others), and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on the Company’s estimates and methodologies including time sheet inputs. Maintenance and repairs are charged to expense as incurred.

Cost is presented net of investment grants received, and less accumulated depreciation and amortization.

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

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure).	10-25 years
Machinery and equipment, software and hardware.	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Intangible Assets

Technology

The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies commonly used in the industry. Amortization phases commence on the dates on which each of the Fab2 manufacturing lines is ready for its intended use. Fab 2 technologies are presented net of accumulated amortization as of December 31, 2009 and 2008 in the amounts of $82,849 and $73,948, respectively.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Notes 16A(7) and 16C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 Debt with Conversion and Other Options (formerly “APB 14”), the proceeds from the sale of securities are allocated to each security issued based on their relative fair value.

ASC Topic 815 "Derivatives and Hedging" generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles provides that if the embedded conversion feature is both indexed to and classified in the Company's equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Convertible Debentures (cont.)

Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of  debt that is not itself accounted at fair value is considered a discount on the debt  and results in an adjustment to the yield of the debt .

J.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This Topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

Deferred tax assets are recognized if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax assets is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward amount of Tower as of December 31, 2009 and uncertainties with regard to its utilization in the future, no such deferred tax assets were recorded in Tower’s results of operations, however deferred tax assets were recorded in Jazz, see Note 20C.

The future utilization of Jazz's net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred, see Note 20E.

The Company accounts for its uncertain tax positions in accordance with ASC 740 sections codified from Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). The Company recognizes interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition

The Company's net revenues are generated principally from sales of semiconductor wafers. The Company derives the remaining balance of its net revenues from engineering services and other support services. The majority of the Company's sales are achieved through the efforts of its direct sales force.

In accordance with ASC Topic  605 "Revenue Recognition", the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, hence, collection of payment for services is reasonably assured.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering and other services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until services are rendered, products are shipped to the customer, or the capacity reservation period ends.

Revenue relating to a turn-key agreement with an Asian entity (as detailed in Note 16D(4)) are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using contract accounting of the percentage of completion method. Measurement of the percentage toward completion is determined, based on the ratio of actual labor hours incurred to total labor hours estimated to be incurred over the duration of the contract.

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

Basic earnings per share is calculated, in accordance with ASC Topic 260, "Earnings Per Share", by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of Tower, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

N.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, "Comprehensive Income", comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

O.	Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar (“dollar”). Accordingly, the dollar is the functional and reporting currency. Financing expenses, net in 2009 and 2007 include net foreign currency transaction losses of $4,952 and $3,526, respectively. Financing expenses, net in 2008 includes net foreign currency transaction gains of $2,401.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Jazz’s Pension Plans

Jazz's liabilities relating its retirement plan for hourly employees and postretirement health and life benefits plans are stated at their fair value.

Jazz adopted ASC Subtopic 715-20 Defined Benefit Plans - General, which requires recognition of the funded status of the defined benefit and other postretirement benefit plans in the balance sheet, with changes in the funded status recognized through comprehensive income, net of tax, in the year in which they occur. This Subtopic requires the amounts recognized in financial statements to be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical trend rates and discount rates. A change in these assumptions could cause actual results to differ from those reported.

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 Compensation - Stock Compensation, under which employee share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Application of ASC Subtopic 360-10 Property, Plant, and Equipment, resulted in an impairment charge which was recorded during 2008, see Note 7B.

Impairment of Goodwill

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, as against the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivatives

Tower issues derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS in which its shares are also traded).  Instruments that are denominated in a currency other than the Company's functional currency are not eligible to be included in equity.

T.	Initial Adoption of New Standards

Amendment to Accounting Standards Codification (“ASC”) 815 (SFAS No. 161)

Effective January 1, 2009, the Company adopted the disclosure requirements in the amendment to ASC 815 (added by SFAS No. 161), “Disclosures about Derivative Instruments and Hedging Activities”, which expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ASC 470-20-15 (FSP APB 14-1)

Effective January 1, 2009, the Company applied the amendment to ASC 470-20-15 (formerly FSP No. APB 14-1), “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. The provision of the amendment applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The amendment is effective for the 8% convertible debt issued by Jazz due in 2011. Following the Jazz Merger, as part of the purchase method, Jazz was required to fair value its convertible debt instrument. As a result, a new basis was determined for the convertible notes of $108,600. The debt discount was $19,600. Upon adoption of the amendment, the Company evaluated the equity component as of the date of the Jazz Merger and determined that it is immaterial. As such, the Company expects no impact on the Company’s consolidated results of operations or financial position resulting from the adoption of this amendment for periods following the Jazz Merger.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Initial Adoption of New Standards (cont.)

ASC 815-40 (EITF 07-5)

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity.

The Company applies this consensus effective January 1, 2009. The Company identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon the adoption were reclassified from equity to liabilities. These instruments include warrants and a previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in New Israel Shekels ("NIS"). At the date of adoption and in accordance with the transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earnings is as follows:

January 1, 2009
Additional paid in capital	$(14,065)
Retained earnings	12,800
Fair value reclassified to liability	$(1,265)

The effect of the adoption on the Company’s consolidated results of operations and net loss for the year ended December 31, 2009 was $13,723.

ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2)

In April 2009, the FASB issued an amendment to ASC 320-10-65 (Investments - Debt and Equity Securities) through the issuance of FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”) for investment in debt securities. This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Initial Adoption of New Standards (cont.)

ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) (cont.)

Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, then the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

Amendment to ASC Topic 820 (FSP FAS 157-4)

In April 2009, the FASB issued an amendment to ASC Topic 820 through the issuance of FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly”. This amendment applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in ASC 820-10-15-2. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

ASC 820-35-51 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement, as stated in ASC 820, to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

The amendment provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Initial Adoption of New Standards (cont.)

ASC 855 (SFAS 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

ASC 105 (SFAS 168)

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements include the new Codification numbering system along with original references.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2               -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Recently Issued Accounting Standards

ASU 2009-13

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

V.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2009 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3               -     MERGER WITH JAZZ

Introduction

In connection with the Jazz Merger described in Note 1 in a stock for stock transaction, upon the closing of the Jazz Merger, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of Tower and each outstanding warrant, option and convertible debenture to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of Tower. Effective September 19, 2008, Jazz's common stock, warrants and units were no longer traded on the American Stock Exchange (AMEX).

In consideration for the shares, options and warrants of Jazz, Tower issued approximately 34.3 million ordinary shares, 5.4 million options and 59.5 million warrants with a total value of $46,744 (or $50,070 including transaction costs). The per share value, as well as the value of the options and warrants, was calculated based on Tower’s stock price prevailing around May 19, 2008, the date of signing and announcement of the definitive agreement of the Jazz Merger, in accordance with provisions of EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. The merger was accounted for under the purchase method of accounting. Under this method, Jazz was treated as the “acquired” company. The results of Jazz's operations have been included in the consolidated financial statements as of September 19, 2008.

Estimated Fair Values of Jazz’s Assets and Liabilities as of the Date of Merger

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

Of the $59,500 of intangible assets, $1,300 were assigned to existing technology, $15,100 were assigned to patents and other core technology, $1,800 were assigned to in-process research and development, $2,600 were assigned to customer relations, $5,200 were assigned to trade name and $33,500 were assigned to real estate lease agreements; $7,000 represent goodwill. The fair values set forth above are based on a valuation of Jazz’s assets and liabilities performed by the Company in accordance with SFAS No. 141, “Business Combinations”.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3               -     MERGER WITH JAZZ (cont.)

Pro-Forma Financial Information

The following unaudited pro-forma financial information assumes that the Jazz Merger occurred on January 1, 2007 (and assumes that the acquisition of Jazz Semiconductor by Jazz occurred on January 1, 2007). Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

	Year ended December 31,
	2008	2007
	(Unaudited)
Revenues	$384,044	$438,502
Loss	(106,647)	(146,409)
Loss per share - basic and diluted	$(0.67)	$(0.96)

NOTE 4               -     OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2009	2008
Government agencies	$2,267	$2,277
Others	253	43
	$2,520	$2,320

NOTE 5               -     INVENTORIES

Inventories consist of the following:
	As of December 31,
	2009	2008
Raw materials	$10,294	$13,673
Work in process	17,743	13,966
Finished goods	4,213	13,260
	$32,250	$40,899

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $3,107 and $12,488 as of December 31, 2009 and 2008, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 5               -     INVENTORIES (cont.)

Following the Jazz Merger, Tower and Jazz have been working to align their reporting and information systems. During 2009, the Company completed this process with Jazz adopting in its financial statements the same method of calculating the cost of inventories used by Tower. The primary result of such adoption is the inclusion of depreciation and amortization as part of the cost of inventory. In addition, indirect raw material that had been previously immediately charged in Jazz to earnings, is now being capitalized and presented as part of raw material inventory of Jazz until it is consumed. Comparative financial statements of prior periods (in which Jazz was consolidated) have been adjusted to apply the new method retrospectively. The following financial statement line items for fiscal year 2008 were affected by the change in accounting principles.

As of December 31, 2008:

	As originally reported	As adjusted	Effect of change
Inventories	$38,729	$40,899	$2,170
Other current assets (related to deferred tax asset)	7,657	6,777	(880)
Shareholders’ Equity	$110,277	$111,567	$1,290

For the year ended December 31, 2008:
	As originally reported	As adjusted	Effect of change
Net loss	$(106,435)	$(105,145)	$1,290

NOTE 6               -     LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2009	2008
Severance pay funds (see Note 15B)	$12,078	$12,193
Investment in HHNEC (see below)	17,100	17,100
Investment in limited partnership (see below)	183	206
	$29,361	$29,499

Investment in Limited Partnership:

In December 2007, Tower together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, established a limited partnership to develop and market X-ray detectors for medical applications. Tower owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6               -     LONG-TERM INVESTMENTS (cont.)

Investment in HHNEC:

Jazz is holding an equity investment in HHNEC (Shanghai Hua Hong NEC Electronics Company, Ltd.). As of December 31, 2009, the investment represented a minority interest of approximately 10% in HHNEC, hence the investment in HHNEC was recorded at fair value as of the date of the Jazz Merger and subsequently carried using the cost method of accounting for investments, as Jazz does not have the ability to exercise significant influence, see Note 3.

As part of the Jazz's acquisition of 10% interest in HHNEC, Jazz was obligated to pay additional amounts to former stockholders of Jazz Semiconductor if it would have realized proceeds in excess of $10,000 from a liquidity event through February 16, 2010. In that event, Jazz would have been obligated to pay the former Jazz Semiconductor stockholders an amount equal to 50% of the proceeds over $10,000. No liquidity event occurred on or before February 16, 2010, and accordingly, that obligation has expired.  Jazz has no further obligation to pay the former Jazz Semiconductor shareholders any amount realized from a liquidity event relating to its interest in HHNEC.

NOTE 7               -     PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
Cost:	2009	2008
Buildings (including facility infrastructure)	$263,506	$262,332
Machinery and equipment , see B below	1,033,563	1,010,370
	1,297,069	1,272,702
Accumulated depreciation
Buildings (including facility infrastructure)	106,363	89,914
Machinery and equipment	819,306	733,091
	925,669	823,005
	$371,400	$449,697

Supplemental disclosure relating to cost of property and equipment:

(1)	As of December 31, 2009 and 2008, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $265,587 and $267,922, respectively.
(2)	Depreciation expenses, in relation to Fab 2 property and equipment were $80,998, $94,211 and $113,393 in 2009, 2008 and 2007, respectively.

(3)	Depreciation expenses, in relation to Jazz property and equipment were $18,808 in 2009 and $5,513 in the period between the Jazz Merger date and December 31, 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7               -     PROPERTY AND EQUIPMENT, NET (cont.)

B.	Fixed Assets Impairment

Machinery and equipment presented above are net of impairment charges. Due to the  worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry that resulted in global decreased demand, downward price pressure and excess inventory (see also Note 1), Tower has determined during 2008 that the events and circumstances indicate that the carrying amount of its machinery and equipment may not be recoverable. In accordance with ASC 360-10 Property, Plant and Equipment, Tower tested the recoverability of its machinery and equipment based, among others, on its business plan and market conditions, and determined that the carrying amounts of its machinery and equipment may not be recoverable. Tower evaluated the fair value of its machinery and equipment and determined that the carrying amounts exceed the fair values by $120,538. Tower recorded a charge in that amount in a separate line in its 2008 statement of operations.

The fair values of the machinery and equipment were determined using expected cash flows discounted at a discount rate commensurate with the risk involved in generating such cash flows.

C.	Investment Grants

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of Tower’s plant. The approval certificate for the program provided for a benefit track entitling Tower to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, Tower completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. In December 2007, Tower submitted the final report in relation to the program. Tower has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006.

In May 2008, Tower filed a petition with the Israeli High Court of Justice in which Tower asked the Court to order that its expansion plan (in connection with its Fab 2 Approved Enterprise Program) be brought before the relevant Israeli Governmental bodies for their respective approvals without delay.  On August 11, 2008, the Investment Center rejected Tower’s expansion plan request. Tower has appealed this decision before the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor. To date, the appeal committee has not yet reviewed Tower’s appeal.   In February 2010, the Israeli High Court of Justice dismissed the petition and instructed the appeal committee to review this matter as soon as possible and provide its recommendation to the investment center and the Ministers of Finance and Industry.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7               -     PROPERTY AND EQUIPMENT, NET (cont.)

C.	Investment Grants (cont.)

As of the approval date of the financial statements, Tower cannot estimate when, if at all, Tower will receive approval of its request for a new expansion program or will receive the grants under it.

Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets, see Note 20A.

Any failure by Tower to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants and tax benefits to which Tower is entitled and in the Investment Center requiring Tower to repay all or a portion of grants already received. Under Israeli law, Tower’s non-completion of total qualified investments of $1,250,000 by December 31, 2005 may permit the Investment Center to require Tower to repay all or a portion of grants already received. The Company believes that it is improbable that the Investment Center would demand that Tower repay all or a portion of grants already received, due to its non-completion of such investments by December 31, 2005. See also Note 20A.

D.	For liens, see Notes 12D and 16D(2).

NOTE 8               -     INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:
	As of December 31,
	Useful Life	2009	2008
Real estate lease	19	$31,171	$32,988
Technologies in relation to Fab2	4	14,897	23,799
Patents and other core technology rights	9	12,941	14,625
Trade name	9	4,456	5,037
Customers relationship	15	2,378	2,551
Technology	9	1,083	1,259
Others		675	775
		$67,601	$81,034

In process research and development in the amount of $1,800 was immediately written off and included in a separate line in the statement of operations for 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 9               -     OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2009	2008
Prepaid long-term land lease, net (see Note 16C)	$4,382	$4,503
Debentures issuance expenses, net	2,282	2,781
Prepaid expenses - long-term	1,135	1,202
Deferred financing charges, net	203	316
	$8,002	$8,802

NOTE 10                   -   ASSET-BASED REVOLVING CREDIT FACILITY

On September 19, 2008, Jazz Technologies entered into a Second Amended and Restated Loan and Security Agreement, as guarantor of its subsidiary Jazz Semiconductor, Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent , and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility in the total amount of up to $55,000. In December 2008, Wells Fargo acquired Wachovia Corporation, its businesses and obligations and therefore now administers the Loan Agreement as administrative agent.

The borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the Loan Agreement. The maturity date of the facility is September 2011, unless terminated earlier. Loans under the facility bear interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the USD LIBOR rate plus a margin ranging from 2.0% to 2.5% per annum.

The Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the loan agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2009, Jazz was in compliance with all of the covenants under this facility.

Borrowing availability under the facility as of December 31, 2009, was approximately $100. Outstanding borrowings were $27,000 and $1,800 of the facility supporting outstanding letters of credits on that date. Jazz considers borrowings of $20,000 to be long-term debt as of December 31, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11                   -   OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2009	2008
Accrued compensation and benefits	$10,329	$10,648
Vacation accrual	5,426	4,652
Interest payable (primarily in relation to convertible debentures)	1,260	5,726
Due to related parties	2,518	11,324
Other (*)	4,119	2,852
	$23,652	$35,202

(*)
As of December 31, 2009 includes $745 of 5.2 million warrants (“Series 5 Warrants”) issued in 2006, exercisable through December 2010, at an exercise price of NIS 9.48 linked to the CPI. Series 5 Warrants were originally presented in shareholders’ equity, however following the adoption of EITF 07-5 as codified in ASC 815-40 on January 1, 2009, Series 5 Warrants were classified from equity to liabilities.

NOTE 12                   -   LONG-TERM LOANS FROM BANKS

A.	Composition

	As of December 31, 2009
	Effective interest rate (*)
In U.S. Dollar (**)	2.75%	$110,120
In U.S. Dollar	5.30%	120,000
Total long-term debt from Banks-principal amount		230,120
Fair value adjustments		(42,514)
Total long-term debt from Banks		$187,606

	As of December 31, 2008
	Effective interest rate (*)
In U.S. Dollar	5.30%	$120,000
In U.S. Dollar (**)	4.00%	106,087
Total long-term debt from Banks-principal amount		226,087
Fair value adjustments		(3,098)
Total long-term debt from Banks		$222,989

(*)
The effective interest rate as of December 31, 2009 and 2008 of loans in the amounts of $120,000 and $200,000, respectively, takes into account the terms of the hedging agreements described in Note 14A.

(**)	Including $20,000 Jazz's Loan Agreement, see Note 10.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12                   -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement

Introduction

In January 2001, Tower entered into a credit Facility Agreement with the Banks, which was revised several times, to fund the establishment and equipping of Fab 2 (“Facility Agreement”), under which the outstanding debt as of December 31, 2009, is approximately $210,000, and the annual interest rate is the three-month USD LIBOR plus 2.5%. For details, see below.

September 2006 Amendment

In September 2006, Tower signed definitive agreements with the Banks and TIC. Pursuant to the agreements, among other things:

(i)
$158,000 of debt under the Facility Agreement was converted into equity equivalent capital notes of Tower, at a conversion ratio of $3.04 per share, representing twice the average closing price per share during the ten days prior to signing the Memorandum of Understanding (“MOU”) that preceded the final amendment.

(ii)
the interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006 (the “Decreased Amount”). As compensation for the Decreased Amount and subject to adjustment, it was agreed that in January 2011, the Banks would be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of Tower's ordinary shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If during the second half of 2010, the closing price Tower's ordinary shares on every trading day during this period exceed $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price.

(iii)
TIC invested $100,000 in Tower in exchange for approximately 65.8 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share during the ten days prior to signing the MOU that preceded the final agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12                   -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

September 2007 Credit Line Agreements with the Banks and TIC and September 2007 Amendment

In September 2007, Tower signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60,000, 25% of which was to be provided by each Bank and 50% by TIC, $28,000 of which had been borrowed during 2007 and the remainder during 2008. Loans under the credit lines carried an interest at an annual rate of three-month USD LIBOR plus 3% and were repayable 2 years from the date any loan was borrowed. The above described loans’ terms, including repayment schedule, outstanding amounts and other terms, were later revised to result in postponed schedule, lower amount outstanding and other terms, for details, see “September 2008 definitive agreement with the Banks and TIC” and “September 2009 amendment to the Facility Agreement” below. Tower paid the Banks and TIC customary fees. For details regarding 5.4 million warrants granted to the Banks and TIC in connection with this agreement, see Note 17B(5). Further, in September 2007, the Company signed and closed a definitive amendment to the Facility Agreement mainly to reflect into it the Credit Line Agreements described above and to revise the financial ratios and covenants that Tower was to satisfy.

September 2008 Definitive Agreement with the Banks and TIC

In September 2008, Tower signed and closed definitive agreements with the Banks and TIC. Pursuant to the agreements: (i) $200,000 of Tower's debt to the Banks was converted into equity equivalent capital notes of Tower at a conversion ratio of $1.42, exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of Tower’s public announcement regarding its debt conversion negotiations with the Banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012 (which was further revised in the “August 2009 amendment to the Facility Agreement” below; (iii) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Banks’ loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the Banks’ loans was set to be USD LIBOR plus 2.5% per annum; (v) the compensation for the Decreased Amount agreed to in the September 2006 amendment was revised pro-rata to the decreased loans; (vi) the Banks waived in full Tower’s compliance with financial covenants through the end of 2008; (vii) $50,000 of debt owed by Tower to TIC (consisting of $30,000 owed under a loan facility and $20,000 of Tower’s convertible debentures series B held by TIC) were converted into equity equivalent capital notes at a conversion ratio of $1.42 exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008;

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12                   -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

September 2008 Definitive Agreement with the Banks and TIC (cont.)

and (viii) TIC invested $20,000 in Tower in exchange for approximately 28.2 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

Furthermore, TIC committed to invest up to an additional $20,000 under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount in exchange for approximately 76.9 million equity equivalent capital notes of Tower, exercisable into ordinary shares of Tower.

The debt conversion to equity equivalent capital notes as detailed above resulted in a gain of $130,698 that was recorded in the Company’s statement of operations for 2008.

August 2009 amendment to the Facility Agreement

During 2009, the Banks and Tower entered into an amendment to the Facility Agreement to: (i) postpone the repayment schedule of the outstanding loans, to be repaid in 8 equal quarterly installments from September 2011 until June 2013; (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009; and (iii) upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from a certain source, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the due date specified above. As part of the terms of the amendment, Tower agreed to extend the Banks’ existing warrants to June 2013, grant the Banks new warrants in three annual tranches of $1,000 each, at a quantity and price to be calculated based on the market stock price prior to any such grant and pay the Banks fees in the aggregate amount of $350.

Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an early adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The effect of the election of fair value option to the Facility Agreement as of January 1, 2007 was a gain of $65,207 which has been recorded as a cumulative-effect adjustment to retained loss (no tax effects have been recorded).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12                   -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

Accounting for the Loans under the Facility Agreement (cont.)

The September 2008 amendment was accounted for by calculating the fair value of the remaining outstanding obligation to the Banks. The excess of the fair value of the obligation prior to the amendment over the fair value of the remaining obligation was considered settled (“the Settled Amount”). A gain on conversion of debt was recognized in the amount of the excess of the Settled Amount over the fair value of the equity equivalent capital notes issued. The fair value of the notes was calculated based on the price of the stock of Tower around September 25, 2008, the date of signing and closing of the definitive agreements with the Banks and TIC.

August 2009 amendment to the Facility Agreement - since the loans are carried at fair value, the fair value following the August 2009 amendment includes the effects of the amendment. The cost of the new warrants (all three tranches) granted pursuant to the August 2009 amendment and the additional cost of the existing warrants, which is determined based on the fair value at the date of the amendment, were expensed and recorded in financing expenses, as they relate to an item carried at fair value.

C.	Repayment Schedule

The principal amount of the long-term loans as of December 31, 2009 is repayable as follows:

2011	$72,530
2012	105,060
2013	52,530
$230,120

According to August  2009 amendment detailed in B above, following receipt by Tower of significant amounts of proceeds from a certain source, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the due date specified above.

D.
The Facility Agreement with the Banks restricts Tower’s ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 7C and to SanDisk - see Note 16D(2)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 16A(5).

E.	For long term bank loans of Jazz see Note 10.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES

A.	Composition:
	As of December 31, 2009
	Interest rate	Carrying amount	Fair value	Total
2005 Convertible debentures series B	5%	$6,976	$--	$6,976
2006 Convertible debentures series C	-- (*)	54,484	--	54,484
2007 Non-convertible debentures series D	8%	31,434	--	31,434
2007 Convertible debentures series E, see Note 14	8%	--	37,342	37,342
		92,894	37,342	130,236
Jazz’s Convertible notes	8%	110,971	--	110,971
		$203,865	$37,342	$241,207

(*)	See D below.

	As of December 31, 2008
	Interest rate	Carrying amount	Fair value	Total
2002 Convertible debentures series A (**)	4.7%	$8,330	$--	$8,330
2005 Convertible debentures series B	5%	5,283	--	5,283
2006 Convertible debentures series C	-- (*)	46,738	--	46,738
2007 Non-convertible debentures series D	8%	29,614	--	29,614
2007 Convertible debentures series E, see Note 14	8%	--	16,825	16,825
		89,965	16,825	106,790
Jazz's Convertible notes	8%	110,052	--	110,052
Less - current maturities		8,330	--	8,330
		$191,687	$16,825	$208,512

(*)	See D below.

(**)	In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

If on a payment date of the principal or interest on the debentures (series B-E) there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. Such  debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement - see Note 16A(5), to SanDisk - see Note 16D(2) and to the government of Israel - see Note 7C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES (cont.)

B.	2002 Convertible Debentures Series A

In 2002, Tower raised approximately $24,300 in a public offering for the issuance of convertible debentures, the outstanding principal amounts of which as of December 31, 2009 is $0. The debentures were linked to the Israeli Consumer Price Index (“CPI”),  issued at 96% of their par value, and bore annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount was payable in four equal installments in January of each year between 2006 and 2009. The debentures were convertible until December 31, 2008 into ordinary shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures. In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

C.	2005 Convertible Debentures Series B

In January 2006, Tower raised $48,169 of convertible debentures by way of a rights offering based on a prospectus which became effective on December 2005, the outstanding principal amounts of which as of December 31, 2009 is $10,550. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market (“Series B”). The debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment in January 2012.

The debentures are convertible into Tower’s ordinary shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if Tower had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006. No such adjustment was or will be required and the downward adjustment mechanism has expired.

In analyzing whether the conversion feature requires bifurcation, Tower considered whether the conversion feature would be classified as a liability or within shareholders’ equity. To determine classification, the conversion feature must be analyzed under ASC Subtopic 815-40 “Contracts in Entity’s Own Equity”. The first step in the Subtopic analysis for these features is to determine whether the host contract is a conventional convertible instrument. Since the conversion feature in Series B contained, a reset provision that adjusts the conversion rate through 2006, Tower determined that Series B cannot be considered a “conventional convertible instrument”. Since Series B does not qualify as conventional convertible debt, it must be analyzed to determine whether the conversion feature should be accounted for as a liability or as equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES (cont.)

C.	2005 Convertible Debentures Series B (cont.)

Tower considered the provisions of Series B and determined that the number of shares issuable upon conversion of the convertible instrument through 2006 is uncapped and thus requires bifurcation and treatment as derivative classified as liability. Such classification remained until the adjustment feature expired in 2006 and the number of shares issuable was fixed. The conversion feature was bifurcated using the “with and without” method and subsequently marked the conversion feature to fair value through profit and loss.

(i)
In December 2006, the downward adjustment to the conversion rate  expired resulting in the change to the embedded derivative such that it no longer requires bifurcation and the amount of the liability for the conversion option reclassified to shareholder' equity was $28,377.

(ii)	The remaining balance of unamortized discount as of December 31, 2009 and 2008 was $3,573 and 5,398, respectively.

SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Primary Wafer Partners”) and TIC have invested $27,811 in the framework of the rights offering.

As part of the September 2008 definitive agreement with the Banks and TIC, $20,000 in convertible debentures series B were converted into equity equivalent capital notes of Tower, see Note 12B.

The outstanding principal amounts of convertible debentures Series B as of December 31, 2009 and 2008 were $10,550 and $10,681, respectively.

D.	2006 Convertible Debentures Series C

In 2006, Tower raised approximately $31,219 in a public offering of convertible debentures linked to the CPI and issued at 85% of the par value, together with options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. Such options were exercised fully to convertible debentures. In addition, Tower issued warrants Series 4, exercisable for three years ending on June 28, 2009 for one ordinary share of Tower at a price of NIS 7.40. On January 1, 2009, following the adoption of EITF 07-5 as codified in ASC 815-40, warrants Series 4 were reclassified from equity to liabilities through their expiration in June 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES (cont.)

D.	2006 Convertible Debentures Series C (cont.)

The convertible debentures were convertible into Tower’s ordinary shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The conversion price was subject to a reduction feature until June 2008, according to which the conversion rate of Series C was reduced in July 2008 from NIS 8.4 to NIS 4.31. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI.

The outstanding principal amounts of the convertible debentures as of December 31, 2009 and 2008 were $55,439 and $56,150, respectively.

The net proceeds received were allocated to each of the components in the units sold using the relative fair value method. Tower determined the fair values of each component using the average quoted prices at the first 2 days of trading. The allocation to each component was as follow:

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

Tower further bifurcated the conversion feature from the convertible debt using the "with and without" method. That bifurcation was done, as a next step, after the determination of the allocated proceeds described above. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, the conversion feature was reclassified from equity to liabilities.

The embedded feature was measured at fair value using a valuation technique that utilizes the discounted cash flows of Black-Scholes and Monte Carlo simulation. The Monte Carlo simulation was used to incorporate the possible adjustment of the conversion rate in different scenarios. The key inputs included were interest rate, the spot price of Tower's share and its volatility.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES (cont.)

E.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, Tower consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which Tower raised gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) linked to the CPI and carrying an annual interest rate of 8 percent (“series D”); (ii) long-term convertible-debentures repayable in December 2012 with a face amount of NIS 262,500 (approximately $62.7) linked to the CPI, carrying an annual interest of 8 percent (“series E”). Convertible debentures series E were convertible into Tower’s ordinary shares at a conversion rate of one ordinary share per NIS 17.2 principal amount of convertible debentures and (iii) 5,800 warrants series 6, which were exercisable until 2011, for one Tower Ordinary Share at a price of $2.04. The conversion price of Convertibles debentures series E was subject to adjustments under certain limited circumstances during a two year period. According to such terms, the conversion price was reduced from NIS 17.2 to NIS 4.15. Convertibles debentures series E are carried at fair value through profit and loss and the effect of the reduction in conversion price was reflected in the mark to market of the convertibles. The conversion price of warrants series 6 was subject to adjustments under certain limited circumstances during a two year period. Under such circumstances, the conversion price was reduced from $2.04 to $1.06. Warrants series 6 were classified as liabilities and carried at fair value due to the existence of the ratchet described above. After the exercise price was adjusted and the ratchet expired, the warrants were adjusted to fair value through earnings and reclassified to equity.

In September 2007, Tower expanded its series of long-term debentures and warrants by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500 (approximately $0.62), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $0.65), and 58 warrants. The debentures were issued at 90% of par value and with the other same terms as the debentures and the warrants issued in the private placement. In this expansion, Tower raised gross proceeds of approximately $14,000.

The outstanding principal amounts of series D as of December 31, 2009 and 2008 were $34,121 and $32,632, respectively.

The outstanding principal amounts of series E as of December 31, 2009 and 2008 were $37,659 and $36,095, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13                   -   DEBENTURES (cont.)

F.	Convertible Notes Issued By Jazz

In 2006, Jazz completed private placements of convertible notes. The convertible notes bear interest at a rate of 8% per annum payable semi-annually and mature in December 2011. The convertible notes may be redeemed for cash at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 2% in the year beginning December 31, 2009 until December 31, 2010 and 0% thereafter.

As of December 31, 2009, the holders of the convertible notes have the option to convert the convertible notes into Tower’s ordinary shares based on an implied conversion price of $4.07 per Tower ordinary share. Jazz’s obligations under the convertible debentures are not being guaranteed by Tower.

As of December 31, 2009 and 2008, $123,334 and $128,200, respectively in principal amount of convertible notes were outstanding.

According to the terms of the notes, Tower has the right to deliver, in lieu of shares, cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation. The amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower’s ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

Jazz’s obligations under the convertible debentures are guaranteed by Jazz's wholly owned domestic subsidiaries.

Upon the occurrence of certain specified fundamental changes, the holders of the convertible debentures will have the right, subject to various conditions and restrictions, to require Jazz to repurchase the convertible debentures, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date.

NOTE 14                   -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Interest Rate Derivatives

A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14                   -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

A.	Interest Rate Derivatives (cont.)

ASC Topic 815 “Derivatives and Hedging” requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as a hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective.

Tower, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. Tower uses interest rate collar agreements, some with knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The derivatives, although used as economic hedges, are not treated as hedges for accounting purposes. The changes in fair value are recorded immediately in earnings.

As of December 31, 2009 and 2008, Tower had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of $120,000 and $200,000, respectively. These agreements resulted in a loss of $1,552 and $2,097 for the years ended December 31, 2009 and 2008, respectively and resulted in a gain of $1,074 for the year ended December 31, 2007.

The Company does not hold or issue derivative financial instruments for non-hedging purposes.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral insurance, however, in certain circumstances the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers, see Note 18.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. The Company believes that its exposure to credit risk is immaterial considering its overall position with the Banks that are the counterparty to the derivatives.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14                   -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding long-term debentures and long-term Banks loans, do not materially differ from their respective carrying amounts as of December 31, 2009 and 2008. The fair values of Tower and Jazz’s debentures, based on quoted market prices as of December 31, 2009 and 2008, were $240,272 and $60,264, respectively compared to carrying amounts of $241,207 and $208,512, for the above dates, respectively.

D.	Fair Value Measurements

Fair values were determined, as follows:

•
For Tower's loans based on the income approach using a present value technique - the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

•	For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

•	For Over the Counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

•	For Tower's convertible debentures series E - the market approach using quoted market prices was used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower's long-term debt	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14                   -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option
As of January 1, 2009 - at fair value	$202,989	$16,825	$--
Reclassification of warrants and previously bifurcated conversion option from equity to liability - see Note 2T - Initial Adoption of New Standards - ASC 815-40-15	--	--	89
Warrants exercise	--	--	(1,325)
Decrease in bifurcated conversion option due to conversions	--	--	(477)
Total losses (gains) unrealized in earnings	(35,383)	5,922	13,747
Transfer out of level 3	--	(22,747)	--
As of December 31, 2009 - at fair value	$167,606	$--	$12,034
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$(35,383)	$5,922	$13,747

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$16,825	$--	$--	$16,825
Long-term debt	202,989	--	--	202,989
Derivatives	3,236	--	3,236	--
	$223,050	$--	$3,236	$219,814

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Derivatives
As of January 1, 2008 - at fair value	$365,563	$28,484	$7,313
Total losses (gains) recognized in earnings	2,670	(11,659)	(3,406)
Conversion of Bank loans under the Definitive Agreements with the Banks and TIC, see Note 12B	(165,244)	--	--
Reclassification of previously bifurcated conversion option to shareholders’ equity	--	--	(3,907)
As of December 31, 2008 - at fair value	$202,989	$16,825	$--
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$6,301	$(11,659)	$(3,406)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES

	As of December 31,
	2009	2008
Accrued severance pay and other employee benefit plans, see B and C below	$26,770	$27,880
Long-term liability to a Primary Wafer Partner net of current maturity, see Notes 16A(4) and 16D(2)	4,929	710
Deferred tax liability	11,195	11,749
Warrants and previously bifurcated conversion option	12,034	--
Others (*)	5,460	5,620
	$60,388	$45,959

(*)	Includes $1,370 and $718 as of December 31, 2009 and 2008, respectively, of interest payable to related parties in regard to convertible debentures Series B, see also Note 13C.

B.	Employee Termination Benefits

Israeli law and labor agreements determine the obligations of Tower to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies purchased by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and other long-term liabilities, respectively. Commencing January 1, 2005, Tower started implementing a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and therefore Tower incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $2,496, $4,018 and $3,323 for 2009, 2008 and 2007, respectively.

C.	Employee Benefit Plans

The following information recognizes the periodic expenses and changes in benefit obligations in the years ended December 31, 2009 and 2008 due to the new bargaining agreement effective May 2, 2008 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$178	$46
Interest cost	463	126
Expected return on the plan's assets	--	--
Amortization of transition obligation (asset)	--	--
Amortization of prior service costs	--	--
Amortization of net (gain) or loss	57	--
Total net periodic benefit cost	$698	$172
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$--
Net (gain) or loss for the period	19	1,338
Amortization of transition obligation (asset)	--	--
Amortization of prior service costs	--	--
Amortization of net (gain) or loss	(57)	--
Total recognized in other comprehensive income	$(38)	$1,338
Total recognized in net periodic benefit cost and other comprehensive income	$660	$1,510

	Year ended December 31, 2009	Year ended December 31, 2008
Weighted average assumptions used:
Discount rate	6.10%	7.00%
Expected return on plan assets	N/A	N/A
Rate of compensation increases	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year	9.00%	9.00%
Ultimate rate	5.00%	5.00%
Year the ultimate rate is reached	2015	2014
Measurement date	December 31, 2009	December 31, 2008

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2009:

	Increase	Decrease
Effect on service cost and interest cost	$121	$(104)
Effect on postretirement benefit obligation	$1,340	$(1,083)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

The components of the change in benefit obligation; change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$7,688	$6,226
Service cost	178	46
Interest cost	463	126
Benefits paid	(116)	(48)
Change in plan provisions	--	--
Actuarial loss	19	1,338
Benefit obligation end of period	$8,232	$7,688
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--
Actual return on plan assets	--	--
Employer contribution	116	48
Benefits paid	(116)	(48)
Fair value of plan assets at end of period	$--	--
Funded status	$(8,232)	$(7,688)

	As of December 31, 2009	As of December 31, 2008
Amounts recognized in statement of financial position:
Non-current assets	$--	$--
Current liabilities	(199)	(180)
Non-current liabilities	(8,033)	(7,508)
Net amount recognized	$(8,232)	$(7,688)
Weighted average assumptions used:
Discount rate	6.30%	6.10%
Rate of compensation increases	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	10.00%	9.00%
Ultimate rate	5.00%	5.00%
Year the ultimate rate is reached	2017	2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits ($)
2010	199
2011	224
2012	251
2013	275
2014	328
2015 - 2019	2,298

Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$306	$101
Interest cost	679	203
Expected return on plan assets	(537)	(189)
Amortization of transition obligation/(asset)	--	--
Amortization of prior service costs	--	--
Amortization of net (gain) or loss	192	--
Total net periodic benefit cost	$640	$115
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$--
Net (gain) or loss for the period	(1,415)	2,804
Amortization of transition obligation (asset)	--	--
Amortization of prior service costs	--	--
Amortization of net (gain) or loss	(192)	--
Total recognized in other comprehensive income	$(1,607)	$2,804
Total recognized in net periodic benefit cost and other comprehensive income	$(967)	$2,919
Weighted average assumptions used:
Discount rate	6.20%	7.00%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increases	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

	Year ended December 31, 2009	Year ended December 31, 2008
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Transition obligation (asset)	$--	$--
Prior service cost	--	--
Net actuarial (gain) or loss	$--	$192

The components of the change in benefit obligation; change in plan assets and funded status for Jazz’s postretirement medical plan are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$11,101	$9,961
Service cost	306	101
Interest cost	679	203
Benefits paid	(241)	(47)
Change in plan provisions	--	--
Actuarial loss (gain)	94	883
Benefit obligation end of period	$11,939	$11,101
Change in plan assets
Fair value of plan assets at beginning of period	$6,995	$8,560
Actual return on plan assets	2,046	(1,732)
Employer contribution	453	214
Benefits paid	(241)	(47)
Fair value of plan assets at end of period	$9,253	$6,995
Funded status	$(2,686)	$(4,106)
Accumulated benefit obligation	$(11,939)	$(11,101)
Amounts recognized in statement of financial position
Non-current assets	$--	$--
Current liabilities	--	--
Non-current liabilities	(2,686)	(4,106)
Net amount recognized	$(2,686)	$(4,106)
Weighted average assumptions used
Discount rate	6.20%	6.20%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increases	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15                   -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2010	$366
2011	401
2012	454
2013	512
2014	585
2015 - 2019	$3,862

Jazz has estimated the expected return on assets of the plan of 7.5% based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if Jazz’s estimates are not consistent with actual investment performance.

Jazz’s pension plan weighted average asset allocations at December 31, 2009 by asset category are as follows:

Asset Category:	December 31, 2009	Target allocation 2010
Equity securities	71%	65 - 75%
Debt securities	29%	25 - 35%
Real estate	--%	--%
Other	--%	--%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by the Company in accordance with the policy goals.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Overview

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

(2)	Wafer Partner Agreements

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

Due to the termination by one of the Wafer Partners of its semiconductor business, the Company believed that no future utilization of the wafer credits will be made by such Wafer Partner, hence a full write-down of its outstanding wafer credits in the amount of $9,747 was recorded during 2007. In 2009, an additional amount of $2,342 was recorded as a write –down due to low utilization of the wafer credits expected from another Wafer Partner based on past history and future forecasts received from the Wafer Partner.

As of December 31, 2009 and 2008, the outstanding long-term customers’ advances were $8,262 and $11,138, respectively.

In August 2006, Tower signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity. For the agreement with SanDisk, as amended, see Note D(2) below.

For amendments to the Wafer Partner agreements, see (4) below.

(3)	TIC Agreements

For agreements during the years 2007-2009, see Note 12B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(4)	Amendments to the Primary Wafer Partner Agreements

Pursuant to the Primary Wafer Partner Agreements, as amended to date, each of the Primary Wafer Partners had an option to convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers’ advances which it is entitled to utilize, based upon payments made by such Primary Wafer Partner and purchase orders received from the Wafer Partners through December 31, 2006 (subject to the below amendment with one of the Wafer Partners), into fully-paid ordinary shares of Tower. The number of shares was determined based on the average closing sale price of Tower’s ordinary shares for the 15 trading days preceding the end of the relevant quarter. Accordingly, through December 31, 2007, two of the Primary Wafer Partners had elected to convert an aggregate of $12,487 of long-term customer advances into 7.9 million fully-paid ordinary shares of Tower, at an average share price of $1.58 per share. Any quarterly amount, which the Primary Wafer Partners did not so convert, was to be repaid in December 2007. The amounts bore interest, payable at the end of each quarter, at an annual rate equal to three-month USD LIBOR plus 2.5% through December 31, 2007, subject to the amendment described below with respect to one of the Wafer Partners.

In 2006, Tower and one of the Primary Wafer Partners entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized in December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such utilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.  During 2009, it has been agreed to extend the repayment schedule of the utilized advances and amend the terms of credits utilization, and the parties are currently working on formalizing an amendment to this effect.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(5)	Facility Agreement

Compliance with Financial Ratios and Covenants

As of the balance sheet date, Tower was in full compliance with all of the financial ratios and covenants under the Facility Agreement, as amended to date, see also Note 12B regarding the Banks’ waiver of Tower's compliance with financial covenants through the end of 2009 as part of the August 2009 amendment to the Facility Agreement. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate Tower’s obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $210,120) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

Liens

Under the Facility Agreement, Tower agreed to register liens in favor of the Banks on substantially all its present and future assets.

Offeror by the Banks

If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the Primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 12B.

For interest rate derivatives agreements in connection with the loans under the Facility Agreement, see Note 14.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(6)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab2, see Note 7C.

(7)	Agreement with the ILA

In November 2000, Tower entered into a development agreement with the Israel Land Administration (“ILA”) with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, Tower entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

B.	License Agreements

(1)
In June 2000, Tower entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other’s patents. Tower agreed to pay an annual license fee through July 2005. In July 2006, Tower extended its cross license agreement with the major technology company until December 2010 in consideration for an annual license fee through 2010.

(2)
The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

(1)
Tower’s offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032.

(2)	With respect to a long-term lease agreement of land on which Fab 2 was constructed, see A(7) above.

(3)	Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

(4)
Jazz leases its fabrication facilities, land and headquarters from Conexant Systems, Inc. (“Conexant”) under non-cancelable operating leases through 2017. Jazz has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Jazz’s rental payments under these leases consist solely of its pro rata share of the expenses incurred by Conexant in the ownership of these buildings and applicable adjustments for increases in the consumer price index. These expenses include property taxes, building insurance, depreciation and common area maintenance and are included in operating expenses in the accompanying consolidated statements of operations. Jazz is not permitted to sublease space that is subject to the leases with Conexant without Conexant’s prior approval. Jazz also leases office and warehouse facilities from third parties. In connection with the acquisition of Jazz Semiconductor, Jazz and Conexant executed amendments to the leases. Under the lease amendments, Jazz’s headquarters may be relocated one time no earlier than 12 months from the completion of the acquisition of Jazz Semiconductor to another building within one mile of Jazz’s current location at Conexant’s option and expense subject to certain conditions. The amount allocated to facilities leases represents the fair value of acquired leases calculated as the difference between market rates for similar facilities in the same geographical area and the rent Jazz is estimated to pay over the life of the leases, discounted back over the life of the lease. The future minimum costs under these leases have been estimated based on costs incurred during 2009.

As of December 31, 2009, future minimum payments under operating leases are primarily due to Conexant and these costs have been estimated based on the actual costs incurred during 2009 and when applicable have been adjusted for increases in the consumer price index.

On January 2010, Conexant sold the fabrication facilities, land and headquarters to City Ventures LLC, a leading residential and mixed-use developer of urban projects throughout California. Jazz expects no impact of this sale on its operations and business.

Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year
	2010	2011	2012	2013	2014	2015-2018	Total
Operating leases	$2,300	$2,300	$2,300	$2,300	$2,300	$5,053	$16,553

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

(1)	Siliconix

In 2004, Tower and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company’s Fab 1. During recent years, the parties amended the agreement several times to revise the terms of the purchase of wafers, and transfer additional product platforms to Tower for the manufacturing of new products in Fab 1.

(2)	SanDisk Corporation

In 2006, Tower and SanDisk Corporation (“SanDisk”), one of its Primary Wafer Partners, signed a Loan Agreement under which Tower borrowed approximately $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production and SanDisk was granted a first ranking charge on the equipment purchased therewith. The loan bears interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. In recent years, the parties amended the agreement mainly to revise the terms of the loan repayments schedule.

(3)	Agreement with Crocus Technology

In June 2009, Tower and Crocus Technology, a developer of Magnetic Random Access Memory (MRAM), entered into an exclusive agreement to port Crocus’ MRAM process technology into Tower’s manufacturing environment. As part of this agreement, Tower will perform all manufacturing steps required for Crocus’ next-generation MRAM technology in Fab 2. In addition to collaborating on the process port, Tower will receive an equity position in Crocus valued at $1,250, as agreed between the parties to reflect the fair market value of the shares as of agreement date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements (cont.)

(4)	An agreement with an Asian entity

In November 2009, Tower entered into a definitive agreement with an Asian entity. Under the agreement, Tower will provide turnkey manufacturing solutions and will arrange for the required manufacturing know-how, training and certain assets required for the capacity ramp-up of the Asian entity.

For revenue recognition policy in that regard, see Note 2K. During the year ended December 31, 2009, Tower recorded $8,079 revenues and $5,167 expenses in the statement of operation relating to this agreement.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of The Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of said permits and licenses.

F.	International Trade Commission Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5227335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. The case was tried before an administrative law judge (“Judge”) in July 2009. In September 2009, the Judge ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity.  To date, no further ruling has been issued by the ITC on any claims asserted against Tower or Jazz.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16                   -   COMMITMENTS AND CONTINGENCIES (cont.)

G.
In connection with Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Tower and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Jazz Merger. There is no assurance when, if at all, an SSA will be reached.

H.	Jazz’s Supply Agreement

Jazz has a guaranteed supply agreement for certain gases used in Jazz’s manufacturing process that expires in 2014. The agreement specifies minimum purchase commitments and contains a termination fee that is adjusted downward on each of the agreement’s anniversary dates. The initial minimum purchase commitment of approximately $1,000 annually is adjusted based on supplemental gas purchases, wage increases for the labor portion of the minimum purchase commitment and price increases for supplemental product. If Jazz were to terminate the supply agreement prior to 2014, the termination fee would be approximately $3,000.

I.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower's opinion, Tower has been in full compliance with the conditions through December 31, 2009. In regard to Investment Center grants, see Note 7C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2009 and 2008, Tower had 1.1 billion authorized ordinary shares, par value NIS 1.00 each, of which approximately 199 million and 160 million, respectively, were issued and outstanding (net of 1.3 million ordinary shares held by Tower as of such dates). As of December 31, 2009, there were additional ordinary shares of Tower contingently issuable under various agreements according to their provisions, as detailed below: (i) the possible exercise of TIC warrants, see B(5)(b) below; (ii) the possible exercise of outstanding warrants, see notes 11, 13E  and F  and J below; (iii)  the possible exercise of options granted to employees of the Company and non-employees, see B(1) below; (iv) the possible conversion of outstanding convertible debentures, see Note 13; (v) the possible exercise of equity equivalent capital notes, see C below; (vi) the possible exercise of Banks warrants, see B(5) below; and (vii) the conversion of Jazz's convertible debentures and the exercise of Jazz's outstanding warrants into Tower's ordinary shares, see H below. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each Ordinary Share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Option Plans

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options

(a)	General

The Company has granted to its employees options to purchase ordinary shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over a one to four-year period according to various vesting schedules, and are not exercisable beyond ten years from the grant date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(b)	Share Incentive Plan for the Former Chairman of the Company’s Board of Directors

The former chairman served as the chairman of the Company’s Board of Directors ("Board") until January 5, 2009. Pursuant to his appointment as chairman, in December 2006, the Audit Committee of the Board ("Audit Committee") and the Board approved granting him options to purchase 3.2 million ordinary shares of the Company, which constituted 1% of the Company’s issued and outstanding share capital on a fully diluted basis as of December 2006, the date the Board approved the grant. The options vest over 4 years, 25% on the 12 month anniversary of the shareholders approval date and 6.25% on each 3 month anniversary of the first vesting date until fully vested. The options grant to the former chairman of the Board was approved by the shareholders of the Company in January 2007. Upon termination of the Company’s chairman, all unvested options immediately expired and the 1.4 million vested options are exercisable until January 2011. The exercise price is $1.88, which was the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Shareholders of the Company.

(c)	Share Incentive Plan for the Chairman of Board

In June 2009, the Audit Committee and the Board approved a grant to the Chairman of the Board of options to purchase 11.5 million Tower ordinary shares, which was further approved by Tower's shareholders in November 2009 (the “Date of Grant”). The exercise price is $0.29 (but not lower than the nominal value of Tower's ordinary shares), which was the closing price of Tower's ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. The options vest over three years as follows: 50% of the options shall vest on the second anniversary of the Date of Grant and an additional 50% on the third anniversary of the Date of Grant. The options are exercisable for a period of seven years from the Date of Grant. The compensation cost of the options granted was determined based on the fair value at the Date of Grant and amounted to $9,711. Such amount is expensed on an accelerated basis over the vesting periods of the options.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(d)	Share Incentive Plan for the Company's Employees and CEO

In April 2005, the Board approved the grant of options to purchase up to 1.3 million ordinary shares to the Chief Executive Officer (“CEO”), who also serves as a director, which was further approved by Tower’s shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of Tower’s shares on the last trading day prior to the Board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

In May 2006, the Audit Committee and Board approved the grant of options to the CEO, in addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of Tower’s shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of Tower’s shares prior to the Board's approval. Dilutive events following May 2006 and until May 2008 also entitled him to additional option grants with an exercise price equal to the price per share of the newly issued securities. The additional options granted during the two-year period will vest in equal amounts over 4 years of employment commencing from May 2006. The options are exercisable for a period of 10 years from the date of grant. Such grant of options and its terms were approved by Tower’s shareholders in September 2006.

In May 2006, the Board approved that if the total number of employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than 8% of Tower’s shares on a fully diluted basis, additional options will be allocated for grants to Tower’s employees.

In November 2008, the Audit Committee and Board approved Tower’s 2009 Employee Share Incentive Plan (the “Plan”) to grant options and/or restricted share units (“RSU’s”) to the Company’s employees (including its CEO), which plan was approved by Tower’s  shareholders in April 2009. Up to approximately 28 million options are reserved for grant to the Company's employees (excluding its CEO), and approximately 28 million additional options under the Plan are reserved for grant to the CEO. However, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options available for grant under previous employee option plans and under the previous CEO Share Option Plan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(d)	Share Incentive Plan for the Company's Employees and CEO

In June 2009, the Board approved a grant to the CEO under the Plan to purchase up to 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

In June 2009, the Board approved a grant to the employees of the Company under the Plan to purchase up to 9 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of the balance sheet date, a total of 23.4 million options were outstanding to the CEO. The compensation cost of the total options granted to the CEO was determined based on the fair value on the grant dates and amounted to $13,139. Such amount is expensed on an accelerated basis over the vesting periods of the options.

As of the balance sheet date, approximately 6.5 million options are available for future grant of options to Company employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(e)	Options Granted to Directors

During 2001, the Audit Committee, the Board and the shareholders approved a stock option plan pursuant to which certain of Tower's directors will be granted options to purchase up to 400,000 Tower ordinary shares (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the closing market price of the ordinary shares immediately prior to the date of grant. As of December 31, 2009, 120,000 options were outstanding under the plan with a weighted average exercise price of $1.58.

Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors' Option Plan described below remains in effect, no new independent director, appointed after January 2007 will be entitled to receive options under the 2001 director options plan.

(f)	Independent Directors' Option Plan

In November 2006, the Board approved, following the approval by the Audit Committee, the grant to each independent director options to purchase ordinary shares (“Initial Options”) that shall equal 150,000 less the number of options to purchase ordinary shares held by such independent director as of January 31, 2007, the date the shareholders approved the grant (the “Initial Grant Date”) and which, as of the Initial Grant Date, have not vested. The Initial Options shall vest over 3 years: one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price of the Initial Options is $1.88, which was the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase ordinary shares (“Subsequent Options”), which, shall vest over 3 years: one third on the 12 month anniversary of the date on which such independent director shall have served on the Board, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant date of appointment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(f)	Independent Directors Option Plan (cont.)

Upon each 36 month anniversary of a previous grant of options to an independent director (each a “Tenure Grant Date”), each such independent director shall be granted an additional 150,000 options to purchase ordinary shares (“Tenure Options”), which will vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the Initial Options, Subsequent Options or Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in (e) above.

During 2009, under the Independent Director Share Option Plan, 0.3 million options were granted to new directors appointed to the Board in 2009 at an average exercise price of $0.20 (but not lower than the nominal value of Tower’s ordinary shares).

As of December 31, 2009 0.86 million options were outstanding under the plan with a weighted average exercise price of $0.83.

The compensation cost of the total options granted to the directors and to independent directors under the plans described in (e) and (f) above was determined based on the fair value on the grant dates and amounted to $474. Such amount is expensed on an accelerated basis over the vesting periods of the options.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

A summary of the status of all employee and director share option plans as of December 31, 2009, 2008 and 2007, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

	2009		2008		2007
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	35,118,153	$1.62	29,595,535	$1.79	23,514,042	$1.87
Granted	29,292,482	0.29	10,847,825	1.23	9,127,384	1.88
Exercised	(24,725)	0.85	(5)	1.45	(176,231)	1.30
Terminated	--	--	(32,712)	6.83	(525,000)	7.07
Forfeited	(2,861,361)	1.59	(5,292,490)	1.77	(2,344,660)	1.81
Outstanding as of end of year	61,524,549	0.99	35,118,153	1.62	29,595,535	1.79
Options exercisable as of end of year	22,815,612	$1.74	15,585,571	$1.87	7,827,743	$2.15

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2009:

Outstanding as of December 31, 2009				Exercisable as of December 31, 2009
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.18-$ 0.29	29,143,232	6.74	$0.29	--	$0.00
0.32-0.69	1,984,861	8.60	0.54	660,242	0.59
0.84-0.95	720,812	8.39	0.87	170,508	0.87
1.06	2,809,400	8.10	1.06	714,050	1.06
1.18-1.40	1,407,934	6.32	1.36	1,148,634	1.35
1.45	7,116,033	6.35	1.45	5,348,436	1.45
1.50-1.59	8,855,546	6.13	1.54	7,309,982	1.54
1.6-1.78	2,444,803	7.04	1.73	1,389,127	1.73
1.8-1.83	1,502,343	7.28	1.81	1,233,985	1.81
1.88-1.96	2,862,075	3.64	1.88	2,554,184	1.88
2.02-2.28	1,832,662	6.44	2.12	1,522,564	2.13
$ 3.25-$25.00	844,848	4.46	$6.53	763,900	$6.78
	61,524,549			22,815,612

(4)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2009, 2008 and 2007 to employees and directors amounted to $0.52, $0.43 and $0.87 per option, respectively. Tower utilizes the Binomial lattice model. Jazz utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2009, 2008 and 2007 (all in weighted averages):

	2009	2008	2007
Risk-free interest rate	2.51%-3.83%	2.61%-4.27%	3.61%-6.09%
Expected life of options	7 years(*)	10 years(*)	10 years
Expected annual volatility	63%-78.5%	51%-72%	55%-65%
Expected dividend yield	None	None	None

(*)	Expected life of options granted to Jazz employees was 4.7 and 6 years for the years ended December 31, 2009 and 2008, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(5)	Non-Employee Warrants

(a)	Banks Warrants

As of December 31, 2009, 12.8 million warrants to purchase ordinary shares of Tower, at terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.69 per share, of which 11.7 million warrants are exercisable until 2013 and 1.1 million exercisable through 2012.

The cost of 9.2 million of the warrants issued to the Banks, exercisable until 2013, was determined based on the fair value at the grant and amendment dates and amounted to a total of $10,886.

In September 2007, as part of Tower's credit line agreement with the Banks described in Note 12B, the Banks received an aggregate of 2.5 million warrants to purchase ordinary shares of Tower at an exercise price of $2.04 per share. All the warrants were exercisable until March 2010 and following the August 2009 amendment to the Facility Agreement are exercisable until June 2013. The cost of the warrants, determined based on the fair value at the grant and amendment dates, amounted to a total of $608.

In August 2009, as part of the terms of the August 2009 amendment to the Facility Agreement, Tower agreed to issue the Banks 1.1 million new warrants in three annual tranches of $1,000 each, at a quantity and price to be determined based on the future stock price (the first tranche of which was issued for an exercise price of $0.89). See Note 12B for the accounting treatment of these warrants.

In lieu of paying the exercise price in cash, the Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

(b)	Warrants Granted to TIC

Tower issued TIC warrants for the purchase of 58,906 of Tower's ordinary shares. The exercise price for the warrants was $6.17 per share, the 15-day average closing price of Tower’s ordinary shares prior to the date the November 2003 amendment with the Banks was signed. The warrants were exercisable for a five-year period ending December 2008, none of which were exercised. The cost of the warrants award granted to TIC, determined based on the fair value at the grant date, amounted to a total of $259.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(5)	Non-Employee Warrants (cont.)

(b)	Warrants Granted to TIC (cont.)

In September 2007, as part of Tower’s credit line agreement with TIC described in Note 12B, TIC received an aggregate of 2.9 million warrants to purchase ordinary shares of Tower at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates, amounted to a total of $723.

C.	Equity-Equivalent Capital Notes

(1)	Equity-Equivalent Capital Notes

All issued equity equivalent capital notes described in these financial statements have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. In January 2007, at the request of the Banks and Israel Corp. (the holders of the capital notes) pursuant to their right to request registration, the Company filed a registration statement with the SEC on Form F-3 for the registration of the shares underlying the capital notes.  The SEC, among other comments, required that the Banks and Israel Corp be named as underwriters for purposes of this registration statement.  The Banks and Israel Corp. did not agree to be named as underwriters and in 2008 asked the Company to withdraw the registration statement. The shares underlying the capital notes remain unregistered under the US Securities Act of 1933.  The equity equivalent capital notes are classified in shareholders’ equity. For further information regarding the equity equivalent capital notes, see Note 12B.

For further information regarding the equity equivalent capital notes, see Note 12B.

D.	Treasury Stock

During 1998, the Board authorized, subject to certain conditions, the purchase of up to 1.4 million of Tower ordinary shares to facilitate the exercise of employee stock options under Tower's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 0.1 million and 1.2 million, respectively, of Tower's ordinary shares.

E.	Dividend Distributions

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

F.	Private Placement in the US - March 2007

In March 2007, Tower completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, Tower issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares exercisable until March 2012 at an exercise price of $2.04 (“Series I Warrants”). This exercise price is subject to an adjustment mechanism under certain limited circumstances during a five year period. Under such circumstances, the exercise price was adjusted during 2009 to be $0.74.

Following exercises done by several investors, the Series I Warrants outstanding is approximately 6.9 million as of December 31, 2009. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, Series I Warrants were classified from equity to liabilities. Since Series I Warrants are carried at fair value, the changes in fair value reflect the decreased exercise price. Series I Warrants will continue to be carried at fair value due to potential exercise price adjustment.

G.	Shelf Prospectus - 2008

In January 2008, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. As of December 31, 2009, this registration statement was fully utilized following the investments detailed in I and J below.

H.	Securities Issuance Pursuant to the Jazz Merger

On September 19, 2008, pursuant to the terms of the Jazz Merger signed on May 19, 2008, Tower acquired all of Jazz’s outstanding capital in a stock-for-stock transaction. See Note 3.

For accounting purposes, the purchase price for the acquisition of Jazz’s stock was reconciled against all consideration made to date as follows:

Stock consideration	$39,189
Other equity consideration	7,555
Total merger consideration	46,744
Transaction costs	3,326
Total revised purchase price	$50,070

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

H.	Securities Issuance Pursuant to the Jazz Merger (cont.)

Pursuant to the merger, Jazz’s outstanding stock options immediately prior to September 19, 2008, whether vested or unvested, were converted to options to purchase Tower’s ordinary shares on the same terms and conditions as were applicable to such options, with adjusted exercise prices and numbers of shares to reflect the exchange ratio of the common stock. This conversion was accounted for as a modification in accordance with ASC 718 Compensation—Stock Compensation, with the fair value of the outstanding options of $1,290 being included as part of the purchase price.

Pursuant to the Jazz Merger, all outstanding warrants to purchase the shares of Jazz’s common stock that were outstanding immediately prior to September 19, 2008, became exercisable for Tower’s ordinary shares. The fair value of the outstanding warrants of $6,265 was included as part of the purchase price.

Tower’s transaction costs of $3,326 primarily consist of fees for financial advisors, attorneys, accountants and other advisors incurred in connection with the Jazz Merger.

I.	Definitive Agreement with Yorkville

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower's request, up to $25,000 over the next 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with the agreement. Investments made by Yorkville will be made such that Yorkville will not hold more than 4.99% of Tower’s ordinary shares during the period of the agreement. As of December 31, 2009, draw downs in the amount of approximately $13,000 have been made under this agreement. No warrants or any debt or derivative instruments were issued by Tower under this agreement.

J.	Investment by Israeli Institutional Investors

In September 2009, Tower raised approximately $21,000 of gross proceeds from certain Israeli institutional investors invested in Tower’s shareholders’ equity. In consideration for such investment, Tower sold approximately 22 million ordinary shares and approximately 5.3 million Warrants Series 6. Warrants Series 6 are exercisable through August 2011, are traded on the Tel Aviv Stock Exchange, and are classified as shareholders’ equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17                   -   SHAREHOLDERS’ EQUITY (cont.)

K.	Shelf Prospectus - 2009

In November 2009, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in December 2009. As of December 31, 2009, the registration statement was not utilized.

NOTE 18                   -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2009	2008	2007
United States	79%	77%	75%
Israel	3	5	7
Asia Pacific	13	11	10
Europe	5	7	8
Total	100%	100%	100%

B.	Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel and substantially all of Jazz's long-lived assets are located in the United States.

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2009 and December 31, 2008 consist of the following customers:

	As of December 31,
	2009	2008
Customer 1	20%	19%
Customer 2	5	14

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 18                   -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2009	2008	2007
Customer A	17%	8%	--%
Customer B	11	17	13
Customer C	4	13	11
Customer D (*)	--	9	29
Other customers (**)	7	8	23

(*)	Related party.

(**)
Represents sales to one customer who accounted for 7% of sales during 2009; and to two different customers each of whom accounted for between 3% and 5% of sales during 2008 and to four different customers each of whom accounted for between 5% and 7% of sales during 2007.

NOTE 19                   -   FINANCING EXPENSES, NET

Financing expenses, net consist mainly of Banks’ loans expenses (see Note 12), and interest and other financing expenses in connection with debentures (see Note 13).

NOTE 20                   -   INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Investments Law. See also Note 7C.

The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval certificates, Tower’s income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two profitable years for tax purposes. The portion of Tower’s taxable income that is not attributable to approved enterprise investments is taxed at a rate of 26% in 2009 (“regular Company Tax”). The regular Company Tax rate is to be reduced to 25% in 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20                   -   INCOME TAXES (cont.)

A.	Approved Enterprise Status (cont.)

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements. See Note 7C.

B.	Income Tax provision is as follows:

	Year Ended
	December 31, 2009	December 31, 2008
Current tax expense:
Federal	$4	$2
State	43	17
Foreign	3	14
Total current	50	33
Deferred tax expense:
Federal	464	1,125
State	(5,536)	297
Total deferred	(5,072)	1,422
Income tax provision (benefit)	$(5,022)	$1,455

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2009	2008
Deferred tax benefit – current
Net operating loss carryforwards	$1,737	$--
Employees benefits and compensation	2,783	2,282
Accruals, reserves and others	3,691	1,716
	8,211	3,998
Valuation allowance	(1,034)	(783)
Total current deferred tax benefit	$7,177	$3,215

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20                   -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

	As of December 31,
	2009	2008
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$242,421	$210,907
Employees benefits and compensation	4,051	5,757
Research and development	1,523	1,923
	247,995	218,587
Valuation allowance	(201,853)	(176,251)
	46,142	42,336
Deferred tax liability - depreciation and amortization	(34,873)	(26,527)
Intangible assets	(15,915)	(18,508)
Investment basis difference	(2,922)	(3,142)
Others	(3,627)	(5,908)
Total net long-term deferred tax benefit	$(11,195)	$(11,749)

Deferred tax asset in the amounts of $7,177 and $3,215 as of December 31, 2009 and 2008, respectively are presented in Other Current Assets.

Deferred tax liability in the amounts of $11,195 and $11,749 as of December 31, 2009 and 2008, respectively are presented in other Long-Term Liabilities.

Jazz establishes a valuation allowance for deferred tax assets when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized.  In making this determination, Jazz evaluates both positive and negative evidence.  The state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, the Company has determined that the state deferred tax assets are not more likely than not to be realized. At December 31, 2009 Jazz recorded a valuation allowance against its deferred tax assets in the amount of $2,236.

Tower recorded a valuation allowance of $200,651 on December 31, 2009 and $177,034 as of December 31, 2008 to offset the related net deferred tax assets as Tower is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2009	$1,871
Additions for tax positions of prior year	9,641
Reductions for tax positions of prior year	(583)
Balance at December 31, 2009	$10,929

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20                   -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Unrecognized tax benefits
Balance at January 1, 2008	$-
Addition due to the Merger	1,222
Additions based on tax positions related to the current year	649
Balance at December 31, 2008	$1,871

The $9,641 increase in the gross unrecognized tax benefit in 2009 has been recorded as a change to a prior year unrecognized tax benefit see “additions for tax positions of prior year” in the tabular presented above.

At December 31, 2009, it is reasonably likely that $1,300 of Jazz's unrecognized tax benefits will reverse during the next twelve months. The reversal of uncertain tax benefits is primarily related to net operating losses that will be abandoned when Jazz liquidates its Chinese subsidiary in 2010.

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2009	2008	2007
Tax benefit computed at statutory rates	$(32,886)	$(28,020)	$(38,917)
Reduced tax rate for approved enterprise	7,228	7,410	12,078
Tax benefits for which deferred taxes were not recorded	23,617	23,955	22,540
State tax, net of federal benefit	(3,686)	197	--
In-process research and development	--	630	--
Permanent differences and other, net	705	(2,717)	4,299
Income tax provision (benefit)	$(5,022)	$1,455	$--

Jazz’s effective tax rate for the year ended December 31, 2009 differs from the statutory rate primarily due to the establishment of a valuation allowance mainly due to state tax benefit due to unitary filing of Tower and Jazz tax reports with the state of California

E.	Net Operating Loss Carry forward

As of December 31, 2009, Tower had net operating loss carry forwards for tax purposes of approximately $1 billion which may be carried forward for an unlimited period of time.

At December 31, 2009, Jazz had state net operating loss carry- forwards of approximately $94,400. The state tax loss carry forwards will begin to expire in 2014, unless previously utilized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20                   -   INCOME TAXES (cont.)

E.	Net Operating Loss Carry forward (cont.)

The future utilization of Jazz's net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon the acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, the date of the merger with Tower. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 for the use in its tax return. Accordingly Jazz had at December 31, 2009 federal net operating loss carry forwards of approximately $46,900 that will begin to expire in 2021 unless previously utilized.

At December 31, 2009, Jazz had combined federal and state alternative minimum tax credits of $100. The alternative minimum tax credits do not expire.

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2005 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. With few exceptions, Jazz is no longer subject to U.S. federal income tax examinations for the years before 2006; state and local income tax examinations before 2005; and foreign income tax examinations before 2006. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount. Jazz is not currently under Internal Revenue Service (“IRS”), state or local tax examination.

In connection with the pending liquidation of Jazz’s Chinese subsidiary, the Chinese tax authorities completed a review of the historic income tax filings and accepted all of the historic income tax filings

The Company and its subsidiaries account for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” as codified into 740-10 Income Taxes and recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. At December 31, 2009, Jazz had unrecognized tax benefits of $10,900. The amount of unrecognized tax benefit that, if recognized and realized, that would affect the effective tax rate is $10,500 as of December 31, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20                   -   INCOME TAXES (cont.)

F.	Final Tax Assessments (cont.)

During the fourth quarter of 2009, Jazz completed an analysis on its ability to utilize net operating losses under Section 382 of the Internal Revenue Code.  The conclusion reached in the analysis was based on authority that did not meet recognition threshold as provided for in ASC 740.  This position relates to net operating losses that were incurred prior to September 19, 2008.

NOTE 21                   -   RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2009	2008
Trade accounts receivable	Customers who are Primary Wafer Partners and a limited partnership	$83	$2,379
Long-term investment	Equity investment in HHNEC and in a limited partnership	$17,284	$17,306
Trade accounts payable	HHNEC and related parties of TIC	$2,469	$387
Current liabilities- Due to related parties	Mainly loans from Primary Wafer Partners	$2,518	$11,324
Debentures	Debenture Series B held by Primary Wafer Partners and TIC	$6,318	$7,318
Long-term customers’ advances	Up-front payments for product from Primary Wafer Partner to be credited against future sales	$--	$8,183
Other long-term liabilities	Long term liability to a Primary Wafer Partner and Debenture B accrued interest related to Primary Wafer Partners and TIC.	$2,080	$1,428

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 21                   -   RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

B.	Transactions

	Description of the transactions	As of December 31,
		2009	2008	2007
Revenues	Mainly from customers who are Primary Wafer Partners	$1,911	$31,314	$78,870
Cost of revenues	Purchase of services and goods from HHNEC and related parties of TIC	$4,371	$1,270	$840
Financing expenses	Interest on loans received from Primary Wafer Partners and Series B held by Primary Wafer Partners and TIC	$198	$1,543	$2,252
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$118	$120	$289
Other income (expense), net	Equity losses in a limited partnership	$23	$744	$--
Customers’ advance and shareholders’ equity - see Note 16A(4)	Customers’ advance conversion into ordinary shares by Primary Wafers Partners	$--	$--	$6,414
Customers’ advance and other long-term liabilities - see Note 16A(4)	Customer’s advance conversion into long term loans by a Primary Wafer Partner	$--	$1,738	$1,258
Loans and liabilities	Loan repayment to a Primary Wafer Partner	$3,000	$2,000	$2,974

C.	For commitments, contingencies and other transaction relating to Fab 2 Wafer Partner and TIC agreements, see Note 16A.