Form 20-F/A
period 2009-12-31
TOWER SEMICONDUCTOR LTD
filed 2010-12-29
CIK 928876

UNITED STATES SECUITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File number: 0-24790

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends our annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission, on April 30, 2010, to revise the report of Brightman Almagor Zohar &Co., the Company’s public registed  indepependent accounting firm,  to  include a reference to the change in method of accounting that we use for inventory valuation.  The paragraph had been included in the report on our 2009 audited financial statements included in our Report on Form 6-K that we filed on March 1, 2010 but was inadvertently omitted when we filed our 20-F. This amendment also includes Item 8 and Item 15 of our 20-F as originally filed without change. Except as described above, no change has been made to the financial statements or any other portion of the Annual Reprt on Form 20-F as filed on April 30, 2010. The filing of this amendment does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F as filed on April 30, 2010 or reflect any events that have occurred after such date.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are incorporated herein by reference to the pages numbered F-1 to F-74 following the signature page of this Annual Report.

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

ITEM 19.          EXHIBITS

Except as indicated all exhibits not incorporated by reference were filed with the Annual Report on Form 20-F as origianally filed on April 30, 2010.

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

8.1               List of Subsidiaries.

*12.1           Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*12.2           Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*13.1           Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*13.2           Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*15.1           Consent of Brightman Almagor Zohar & Co.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused  and authorized the undersigned to sign this Amendment No. 1 to its Annual Report to be signed on its behalf.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

December 29, 2010

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

As  discussed in Note 5 to the financial statements, the Company changed its method of accounting for inventory valuation.

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