Form 20-F
period 2010-12-31
TOWER SEMICONDUCTOR LTD
filed 2011-05-17
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File number: 0-24790

_______________________________________________

TOWER SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
________________________________________________________________________________

Israel
(Jurisdiction of incorporation or organization)
Ramat Gavriel Industrial Park
P.O.  Box 619, Migdal Haemek 23105, Israel

(Address of principal executive offices)

Nati Somekh Gilboa, +972-4-6506109, natiso@towersemi.com,
Ramat Gavriel Industrial Park  P.O.Box 619, Migdal Haemek 23105, Israel
_____________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 286,047,937 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

 On September 19, 2008, we completed the merger with Jazz Technologies, Inc. (“Jazz Technologies”), the sole stockholder of Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly owned subsidiary of Tower. Jazz Technologies and Jazz Semiconductor and its wholly-owned subsidiaries are collectively referred to in this report as “Jazz”.

Following the merger with Jazz, our financial statements include Jazz’s results commencing September 19, 2008 and our consolidated balance sheets as of December 31, 2010, 2009 and 2008 includes Jazz's balances as of such dates.

As used in this annual report, “we,” “us,” “our,” and “the Company” and words of similar import, when used with reference to periods on or after September 19, 2008, refer to Tower Semiconductor Ltd., together with its direct wholly-owned subsidiaries including Jazz, and when used with reference to periods prior to such date refer to Tower and its subsidiaries other than Jazz.

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

(i)

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

We derived the selected statement of operations data and other financial data for the years ended December 31, 2010, 2009 and 2008, and selected balance sheet data as of December 31, 2010 and 2009 from the audited financial statements included in this annual report.  Those financial statements were audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2007 and 2006 and the selected balance sheet data as of December 31, 2008, 2007 and 2006 from our audited financial statements that are not included in this annual report. Our management believes that the financial statements included in this annual report contain all adjustments needed to present fairly the information included therein.

Following our merger with Jazz, our consolidated financial statements include Jazz's results commencing September 19, 2008, and our consolidated balance sheets as of December 31, 2010 and 2009 include Jazz's balances as of such dates.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$509,262	$298,812	$251,659	$230,853	$187,438
Cost of revenues	402,077	325,310	296,513	284,771	267,520
Gross profit (loss)	107,185	(26,498)	(44,854)	(53,918)	(80,082)
Research and development	23,876	23,375	14,969	13,790	15,048
Marketing, general and administrative	39,986	31,943	33,223	31,604	25,831
Write-off of in-process research and development	--	--	1,800	--	--
Merger related costs	--	--	520	--	--
Fixed assets impairment	--	--	120,538	--	--
Operating profit (loss)	43,323	(81,816)	(215,904)	(99,312)	(120,961)
Financing expense, net	(72,925)	(45,710)	(17,566)	(34,976)	(47,563)
Gain on debt restructuring	--	--	130,698	--	--
Other income (expense), net	65	2,045	(918)	92	597
Loss before income tax expenses	(29,537)	(125,481)	(103,690)	(134,196)	(167,927)
Income tax benefit (expense)	(12,830)	5,022	(1,455)	--	--
Loss for the year	$(42,367)	$(120,459)	$(105,145)	$(134,196)	$(167,927)
Basic loss per ordinary share	$(0.18)	$(0.71)	$(0.78)	$(1.13)	$(2.03)
Other Financial Data:
Depreciation and amortization	$143,023	$143,404	$138,808	$154,343	$171,743

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$198,382	$81,795	$34,905	$44,536	$40,940
Working capital	72,053	70,113	24,133	46,711	29,973
Total assets	801,728	650,837	706,793	686,782	714,132
Short-term bank debt and current maturities of debentures	122,179	7,000	15,330	7,887	6,902
Long-term debt from banks	111,882	187,606	222,989	379,314	432,430
Debentures	247,598	241,207	208,512	117,460	83,863
Long-term customers’ advances	9,257	8,262	11,138	27,983	46,042
Shareholders’ equity	117,782	56,014	111,567	44,709	39,516
Weighted average number of ordinary shares outstanding	235,320	170,460	134,749	118,857	82,581
Number of shares outstanding	265,536	198,961	160,026	124,226	100,752

Risk Factors

Our business faces many risks. Any of the risks discussed below could have a material impact on our business, financial condition and operating results.

Risks Affecting Our Business

We have a material amount of debt which may have significant negative consequences, and there is no assurance that we will be able to obtain sufficient funding sources in a timely manner to allow us to fully or partially repay our debt obligations and other liabilities.

We have a material amount of debt and other liabilities. As of December 31, 2010, Tower had (i) approximately $161 million of outstanding bank debt under our amended facility agreement, of which approximately $18 million was presented as short term and (ii) approximately $231 million of debt in respect of outstanding convertible and non-convertible debentures, to be repaid between 2011 to 2016, of which approximately $51 million was presented as short term. In addition, as of December 31, 2010, Jazz had (i) approximately $22 million of outstanding bank debt under its bank loan agreement, of which approximately $12 million was presented as short term debt, and (ii) approximately $137 million of debt from outstanding notes to be repaid in 2011 and in 2015, of which approximately $41 million was presented as short term. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders and Jazz has not guaranteed any of Tower's debt, including Tower's debt under its bank loan and debentures debt.

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

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from our ongoing operations, we continue to explore measures to obtain funds from additional sources including debt re-financing, sales of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, liquidation of Jazz’s holdings in HHNEC, sale of other assets,  intellectual property licensing, submitting reports with the Israeli Investment Center which are yet to be reviewed and approved in order to receive the recently approved grants under our approval certificate, as well as debt and/or equity restructuring and additional alternatives to reduce our debt.   However, there is no assurance that we will be able to obtain sufficient funding from the financing sources detailed above or other sources in a timely manner in order to allow us to fully or partially repay our debt and other liabilities and obligations in a timely manner and fund our growth plans, working capital needs and capital expenditure.

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt obligations; and

•	our ability to fulfill our obligations and meet performance milestones under our facility agreement, foundry agreements and investments center programs.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement and is unsuccessful in negotiating revised repayment schedule or revised terms, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower business may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement and is unsuccessful in negotiating a revised repayment schedule or revised terms, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all outstanding loans in the amount of $146 million as of March 31, 2011, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.  There is no assurance that Tower will be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or other funding sources. If Tower is not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower may be unable to comply with the repayment schedule and may fail to meet covenants and financial ratios under the amended facility agreement, which may have a material adverse effect on Tower.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers.  Should Tower's banks exceed these limitations, their ability to lend additional money to Tower in the future would be limited and they may require Tower to return some or all of its outstanding borrowings (which, under Tower's amended facility agreement with its banks, were approximately $146 million in the aggregate as of March 31, 2011), which may have a material adverse effect on Tower's business, financial condition and results of operations.

Our success as a specialty foundry depends on our ability to continue to expand our capacity and market presence, including through acquisitions.

Our financial results depend, to a significant degree, upon our ability to increase our presence in the specialty foundry field and firmly entrench ourselves as a leading specialty foundry. In order to do so and thereby improve our financial position and operating cashflow we need to expand our capacity and attract new customers who will utilize such expanded capacity.

Our success at such expansion is dependent, in part, on finding applicable and fitting targets for acquisitions, successfully consummating such acquisitions and integrating them into our business.

We cannot assure you that we will be successful in finding or successfully executing such acquisitions or that it will achieve the expected results.

Our reliance on acquisitions, such as the proposed acquisition of the Japan fab from Micron Technology Inc, as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•
We compete with specialty foundries who may bid against us to acquire potential targets. This competition may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•
We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lender banks, and as a result, or for other reasons, we may fail to consummate an announced acquisition.

•
Potential acquisitions may divert management’s attention away from our existing business operations, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies.

•
We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company that has excessive known or unknown contingent liabilities, including, among others, patent infringement or product liability claims.

If we fail to sign and close the definitive agreements currently being negotiated with Micron Technology for the acquisition of its Japan fab in Nishiwaki, and we do not find alternative capacity and/or acquisition target, it may negatively affect our growth plans and may further cause a loss of current or potential customers whose future business with us is dependent on the added capacity.

On April 4, 2011 we announced the signing of a term sheet to acquire a 60,000 wafers per month capacity Fab owned by Micron Technology Inc. in Nishiwaki, Japan. We are currently negotiating and drafting the definitive agreements. There is no assurance when, if at all, this term sheet will materialize into definitive agreements, to be followed by the closing of the acquisition. If we fail to sign and close the definitive agreements currently in negotiations with Micron Technology Inc., for the acquisition of its fab in Nishiwaki, Japan and we will not find alternative capacity and/or acquisition target, it may negatively effect our growth plans and may further cause a loss of current or potential customers whose future business with us in dependent on the added capacity represented by the new fab acquisition.

If we succeed to sign and close the definitive agreement for acquisition of Micron Technology, but do not succeed in achieving the anticipated benefits of the acquisition, it may negatively affect our business, growth plans and may further cause a loss of current or potential customers whose business is dependent on the added capacity; further, our plans to ramp-up the Nishiwaki Fab will require significant investment for capital expenditures , the funds for which may not be available, thereby having an adverse effect on our operations and business.

On April 4, 2011 we announced the signing of a term sheet to acquire Micron Technolgy, Inc.’s 60,000 wafers per month capacity Fab located in Nishiwaki, Japan. We are currently negotiating and drafting the definitive agreements. There is no assurance when, if at all, the term sheet will materialize into definitive agreements, to be followed by the closing of the acquisition. If we do close the acquisition we still may be unable to (i) achieve the full benefits of the anticipated cost reductions or other anticipated synergies, (ii) grow customer demand, or (iii) fund necessary capital expenditures. There can be no assurance that we will be able to successfully integrate or achieving the anticipated benefits from the acquisition, which may result in adverse negative effect on our operations and business.

If we do not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, we will not fully utilize the substantial investment made in the construction of Fab 2.

Depending on the process technology and product mix, when fully ramped-up, it is estimated that Fab 2 will be able to achieve capacity levels of approximately 45,000 wafers per month. The full ramp-up of Fab 2 has not been completed to date. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2’s production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. There can be no assurance as to the timing or our ability to achieve Fab 2 capacity levels of approximately 45,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers’ production demands and as a result may lose customers and may not attract new ones. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers’ needs. In addition, we have experienced, and may in the future experience, difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in the Company not fully utilizing the substantial investment made in the construction of  Fab 2, which may adversely affect our future financial results.

Failure to comply with the terms of the new grants approved by the Investment Center may result in us not receiving the benefit of the approved grants or being required to return grants we received in the past.

In February 2011 we received an official approval certificate (“ktav ishur”) from the Israeli Investment Center, a governmental agency, for our expansion program according to which we may be entitled to receive up to NIS 150 million of cash grants over the years 2011 through 2014, subject to our eligibility for it.  Under our previous approved program approved in December 2000 we received $165 million of grants for Cap-Ex investment made during the years 2001 through 2005.

Eligibility to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event Tower fails to comply with such conditions, Tower may not be eligible to receive the grants approved and may be required to repay all or a portion of the grants received plus interest and certain adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets. Failure to receive the grants will require us to seek alternative sources of funding for our ramp which may not be available to us.

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

We may be required to incur additional indebtedness.

Although Tower and Jazz are limited by the covenants in their respective loan facilities, Tower and/or Jazz could find themselves in a position in which they would be required to take on additional indebtedness in order to fund their operations, which would increase the amount of our outstanding indebtedness.  Any additional indebtedness would increase the risks associated with servicing our indebtedness.

Economic conditions may adversely affect our results.

Market analysts are currently cautious in regards to the global economic conditions forecasted for 2011 and beyond and there is no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/or in the global economy may adversely affect our future financial results and position, including our ability to fulfill our debt obligations and other liabilities, comprised mainly of banks’ loans and debentures, as it may negatively impact consumer and customer demand for our products and the end products of our customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders.  Another such downturn may adversely affect our plans to continue our capacity growth and to explore expansion opportunities.

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

Under prevailing accounting standards, we are required, in certain circumstances, to mark our liabilities, or an embedded feature that is part of a liability, to market, e.g. convertible debentures, warrants and options. An increase or a fluctuation in such securities’ market price or in our share price may cause a significant increase or fluctuation in our reported GAAP non-cash financing expenses, net which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, net, our reported net profit or loss, and our reported earnings or losses per share, and may cause our possible gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereof.

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

We have operated at a loss for the last number of years and may continue to do so in the future.  Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates in order to reduce our loss. Tower began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. A significant portion of our losses since 2003 have been due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and high level of fixed costs of our other operating expenses.  These costs and expenses have not been offset by a sufficient increase in the level of revenues . If we will not operate our facilities consistently at high utilization rates, we may be unable to maintain operating profits, which may adversely affect our business.  We cannot assure you that we will be profitable on a quarterly or annual basis in the future.

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

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all or if we are unable to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

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

As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases, there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

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

To increase the production capability of our facilities and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that could result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial condition.

Our exposure to inflation, currency exchange and interest rate fluctuations may increase our cost of operations.

Almost all of our cash generated from operations and our financing and investing activities is denominated in US dollars and New Israeli Shekels, or NIS. Our expenses and costs are denominated in NIS, US dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The dollar amount of Tower’s operations, which is denominated in NIS, is influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by changes in valuation of the NIS in relation to the US dollar. Such dollar amount of operations will also increase if the US dollar devalues against the NIS.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Tower and Jazz’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower and/or Jazz's banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower and/or Jazz to bear such increased cost as provided for in the respective credit facility agreement.

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

Any one or several of these alternatives could place substantial financial and administrative burdens on us and hinder our business.  Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or using particular technologies, which could reduce our opportunities to generate revenues.

As of March 31, 2011, we held 197 patents in force in the United States and 33 patents in force in foreign countries. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

Effective intellectual property enforcement may be unavailable or limited in some foreign countries.  It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries.  Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations.

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

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

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

We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel because we may not be able to find and adequately integrate replacement personnel into our operations in a timely manner.  We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

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

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales, requiring modifications to our processes that we license to our foreign manufacturing suppliers, or requiring too extensive modifications to our customers’ products. Neither we nor our customers may export products using or incorporating controlled technology without obtaining an export license. In addition, when Jazz faces excess demand, it may be dependent on its manufacturing suppliers in China for a significant portion of its planned manufacturing capacity, and export licenses may be required in order for Jazz to transfer technology related to its manufacturing processes to these suppliers. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than Jazz or its customers.  The U.S. government may not approve any pending or future export license requests.   In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised from time to time.

We expect to enter into a Special Security Agreement with the United States Department of Defense which may limit the synergies and other expected benefits of the Merger.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, we are working with the Defense Security Service of the United States Department of Defense ("DSS") to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement ("SSA"). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the synergies and other benefits realized from the Merger. There is no assurance when, if at all, an SSA will be reached.

If the integrated circuits we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom integrated circuits into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all.  Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, reputation, financial condition and on our ability to attract and retain customers.

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

Jazz’s Newport Beach, California fab is located in southern California, a region known for seismic activity. Due to the complex and delicate nature of our manufacturing processes, Jazz’s facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Jazz’s business operations depend on its ability to maintain and protect its facilities, computer systems and personnel. We cannot be certain that precautions Jazz has taken to seismically upgrade its fab will be adequate to protect its facilities in the event of a major earthquake, and any resulting damage could seriously disrupt Jazz’s production and result in reduced revenues.

Risks relating to construction activities.

In December 2010, the properties which Jazz leases for its fabrication facilities and headquarters, were sold by their owner (Conexant) to Uptown Newport LP (“Uptown”), a joint venture consisting of a fund controlled by New York-based DRA Advisors LLC and an affiliate of the Shopoff Group, a real estate investment firm based in Irvine, California.  In connection with the sale, Jazz negotiated amendments to its operating leases that confirm its ability to remain in the fabrication facilities through 2017 and to exercise options to extend that lease through 2027.  Uptown has expressed its intention to begin development of a portion of the property adjacent to Jazz’s fabrication facility, with the first phase of development of mixed use townhouses, midrise and hi-rise condominium potentially beginning in 2014 or thereafter.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations.  Although Jazz does not anticipate a material adverse impact to its operations, it is possible that construction activities adjacent to its fabrication facility could result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Jazz’s fabrication facility or cause significant vibrations or other disruptions, it could limit or delay Jazz’d production, which could adversely affect its business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, could result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

Risks Related to Our Securities

The repayment of Tower's outstanding debentures is subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s repayment of its notes is subordinated to Jazz's secured indebtedness to its banks.

The repayment of Tower's outstanding debentures is subordinated to (i) the timely repayment  of Tower’s bank loans to under Tower’s amended facility agreement, (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor under the Investment Center’s “Approved Enterprise” programs in relation to Fab 2. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its notes holders. In addition repayment of Jazz's notes is subordinated to the prior payment of approximately $22 million payable in regard to Jazz's secured bank loans as of December 31, 2010.  As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

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

Market sales of large amounts of Tower’s ordinary shares eligible for future sale, or even the perception that such sales may occur, may depress the market price of Tower’s ordinary shares and may impair our ability to raise capital through the sale of Tower securities and limit our ability to find financing sources to fund our debt and other liabilities.

Market sales of large amounts of Tower’s ordinary shares eligible for future sale, or even the perception that such sales may occur, may depress the market price of Tower’s ordinary shares. Of Tower’s approximately 286.0 million outstanding ordinary shares as of March 31, 2011, approximately 252.8 million are held by non-affiliates and are freely tradable under US securities laws. The balance is held by affiliates of Tower. Some of these shares are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance would be eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition, as described below, a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible notes. A portion of these shares are or may be registered upon demand of the holders or may be sold subject to the volume and manner of sale requirements of Rule 144, see also “Item 5B. Liquidity and Capital Resources”. "Fab 2 Agreements-Tower's Credit Facility". This could impair our ability to raise capital through the sale of Tower securities and may require  us to obtain financing from alternative sources in order to fulfill our debt and obligations, which financing may not be available.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of March 31, 2011, we had approximately 286 million ordinary shares outstanding. We may issue additional ordinary shares that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. As detailed in Item 7. Major Shareholders and in Note 16 to our consolidated financial statements included in the annual report, we are obligated to issue a significant amount of shares or convertible securities to our banks, employees, CEO, directors, bond holders, warrant holders and Israel Corp. In addition, we may execute on additional financings in the future,  which may involve the issuance  of additional ordinary shares or securities that are convertible  into or exercisable for the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab 1 and Fab 2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption of our manufacturing in Israel if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us could have a material adverse effect on our business.

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

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2011. If the exemption is not renewed and we are forced to close any or all of the Israeli facilities for this period each week, our financial results and business will be harmed.

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

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility, or Fab 1, and commenced operations as an independent foundry with a production capacity of approximately 5,000 wafers per month. Since then, we have significantly modernized our Fab 1 facility and equipment, which has improved our process geometries to range from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash and mixed-signal technologies.  Depending on the process technology and product mix, we estimate Fab 1 is able to achieve capacity levels of approximately 20,000 wafers per month.

In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek, Israel and adjacent to our first facility, Fab 1.  In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab.  Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology.  Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of approximately 45,000 wafers per month. We have not completed the full ramp-up of Fab 2. The timing of that decision and its implementation will depend upon several factors, including, funding, cost availability of equipment and market conditions.

In September 2008, we merged with Jazz Technologies in a stock for stock merger. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California. Depending on the process technology and product mix, we estimate our Fab in Newport Beach, California is able to achieve capacity levels of approximately 20,000 wafers per month.  The merger has provided several key benefits, including increased global capacity, a larger customer base, a more comprehensive product portfolio and a stronger financial base.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA Inc. located at 2350 Mission College Blvd. Suite 500, Santa Clara, CA 95054.

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

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last eighteen years.  We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications.  Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers who seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market of our customers’ next-generation products has enabled us to maintain a high customer retention rate and increase the number of new customers and new products for production.

We derived a very significant amount of our revenues for the year ended December 31, 2010 from our target specialized markets: CMOS image sensors, wireless communication, RF-SiGe, high performance analog and power ICs.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: CMOS image sensors (CIS), advanced analog CMOS, radio frequency CMOS (RF CMOS), radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, and bipolar CMOS double-diffused metal oxide semiconductor (BCD) and power LDMOS.

In November 2009, Tower entered into a definitive agreement with an Asian entity. Under the agreement, Tower provides turnkey manufacturing solutions and  arranges for the required manufacturing know-how, training and certain assets required for the capacity ramp-up of the Asian entity.

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

Specifically, our CIS portfolio includes, 2.2 micron 2.8 micron  3.2 micron, 3.6 micron and larger pixels, all developed by us. Our advanced photo diode (APD) technology used in CMOS image sensors enables improved optical and electrical performance of pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of very sophisticated and high performance camera module solutions.

For the X-ray market, we offer our innovative “stitching” technology in Fab 2 on 0.18micron process and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  These pixels are used by our customers in dental and other medical X-ray products. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology is also used by us  in the manufacturing  of  large sensors (up to one die per wafer) on 8” wafers.

In December 2007, we established a partnership with CMT Medical Technologies Ltd. (“CMT”), a leading provider of advanced digital X-ray imaging systems for medical diagnosis, to develop, market and sell X-ray detectors for medical applications. The detectors’ intended use is for radiography/fluoroscopy, cardiology, angiography, mammography and similar large-size X-ray modalities.  Our first 5” x 6” sensor prototype has been exhibiting outstanding results compared to all other technology currently used in the medical market. In 2009, Thales (France) acquired most of CMT’s shares and became our partner in this initiative. A full customer ready prototype was completed in 2010 and we expect the start of mass production in 2011.

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

Power and Power Management ICs

Our high voltage CMOS and BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron. We have extended the high voltage options and integrated the BCD process technology into our more advanced power management technology nodes (0.35 and 0.18 micron) to enable higher levels of analog integration at voltage ranges that are suitable for automotive electronics and line power conditioning for consumer devices.  We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node. In 2010, we introduced two more power management platforms: an isolated platform that incorporates an EPI growth on top of a buried layer on our 0.18um 8” based power platform; and a 700V platform on our 6” line, that supports the fast growing LED lighting market. Both platforms are planned to ramp to production in the second half of 2011.In addition, we have developed a unique, zero mask adder NVM solution specifically for power and power management devices on our 0.18um platform. This, combined with our scalable model for LDMOS devices makes our power management platform very attractive in the power IC market. We have released several Y-flash based modules to our customers which have already been integrated into their products.

We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such features currently under development include technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS, adding silicon-on-insulator (SOI) substrates to enable increased integration of RF and analog functions on a single die and scaling the features we offer today to the 0.13 micron process technology including the integration of advanced SiGe transistors with 0.13um CMOS and copper metallization.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to aggressively expand our global customer base.  We have marketing, sales and engineering support personnel in the United States, Korea and Israel. In 2009, we appointed a Korea country manager.  In 2010, we appointed a Europe country manager and a China country manager. Our marketing and sales staff is supported by independent sales representatives, located throughout the world, who have been selected based on their understanding of the semiconductor marketplace.

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

The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders. During the year ended December 31, 2010, we had five significant customers who contributed 16%, 14%, 9%, 7% and 5% of our revenues, respectively.  In 2009, we had three significant customers who contributed 17%, 11% and 7% of our revenues, respectively.

The percentage of our revenues from customers located outside the United States was 23%, 21% and 31% in the years ended December 31, 2008, 2009 and 2010, respectively.  Although most of our revenues are from US-based customers, we expect a substantial portion of our revenues to continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2010	2009	2008
United States	69%	79%	77%
Israel	2%	3%	5%
Asia-Pacific	22%	13%	11%
Europe	7%	5%	7%
Total	100%	100%	100%

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

We publish press releases, articles, white papers, perform presentations, participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and attend and exhibit at various industry trade shows to promote our products and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis and publicly release any such information that we deem material or important to disclose.

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

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as  Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp.(“SMIC”). These four foundries primarily compete against one another and focus on 12” deep-submicron CMOS processing. They each also have some capacity for a narrow set of specialty process technologies. The rest of the foundry industry generally targets either industry standard 8’’ CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We compete most directly in the specialty segment with foundries such as Vanguard, DongBu, X-Fab, ASMC, Grace, HHNEC, and Silterra.  We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM, that produce ICs for their own use and/or allocate a portion of their manufacturing capacity to foundry operations.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to other companies involved in the design of ICs.  The principal elements of competition in the wafer foundry market are:

•	technical competence;

•	production quality;

•	time-to-market & manufacturing cycle time;

•	available capacity;

•	device yields;

•	design and customer support services;

•	access to intellectual property;

•	price;

•	management expertise;

•	strategic relationships;

•	research and development capabilities; and

•	stability and reliability of supply in order to be a trusted supplier.

Many of our competitors have greater manufacturing capacity, multiple manufacturing facilities, longer or more established relationships with their customers, a more diverse customer base, superior research and development capability, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

We seek to compete primarily on the basis of advanced specialty technology, breadth of product offering, production quality, technical support and our design, engineering and manufacturing services.  We have a differentiated service offering and proven track record in specialized markets, which enables us to effectively compete with larger foundry service providers.

 As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases, there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

Additionally, some semiconductor companies have advanced their CMOS designs to 90 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

Assembly and Test.  After IC manufacture, the wafers are transferred to assembly and test facilities.  In the assembly process, each wafer is cut into dies, or individual semiconductors, and tested.  Defective dies are discarded, while good dies are packaged and assembled.  Assembly protects the IC, facilitates its integration into electronic systems and enables the dissipation of heat or cold.  Following assembly, the functionality, voltage, current and timing of each IC is tested.  After testing, the completed IC is shipped to the customer.

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

In addition, we have agreements with several key material suppliers under which they hold similar levels of inventory at our warehouse and fab for our use. We are not under any obligation under these agreements to purchase raw material inventory that is held by our vendors at our sites until we actually use it, unless we hold the inventory beyond specified time limits.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation by the Israeli Office of the Chief Scientist, or OCS. Accordingly, Tower is subject to restrictions set forth in Israeli law which limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with OCS funding.

Our research and development activities seek to upgrade and integrate our manufacturing technologies and processes. We maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. A substantial portion of our research and development activities are undertaken in cooperation with our customers and equipment vendors. Due to the rapid changes in technology that characterize the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications.

Research and development expenses for the years ended December 31, 2008, 2009 and 20010 were $15.0 million, $23.4 million and $23.9 million, net of government participation of $1.7 million, $2.0 million and $2.7 million, respectively. As of March 31, 2011, we employed 131 professionals in our research and development departments, 21 of whom have PhDs.  In addition to our research and development departments located at our facilities in Migdal Haemek and in Newport Beach California, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our production processes.

As of March 31, 2011, we held 197 patents in force in the United States and 33 patents in force in foreign countries. We have entered into various patent and other technology license agreements, with technology companies including Toshiba, Freescale, Synopsys, ARM, Cadence, Polarfab and others, under which we have obtained rights to additional technologies.

We constantly seek to strengthen our technological expertise through relationships with technology companies We seek to expand our core strengths in CMOS image sensors, embedded flash, power management, RF, SiGe, MEMs and mixed-signal technologies by continuous development in these areas. A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading designers, such as Freescale and Toshiba, and further develop specialized processes through our internal design teams. The licensing of these technologies has significantly reduced our internal development costs.

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

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources in defending these claims, which could seriously harm us.

Design Services

To better serve our customers’ design needs using advanced CMOS and mixed-signal processes, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non volatile memory design components.  These components  are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memories arrays, mixed-signal and non-volatile memory design blocks.  To achieve optimal performance, all of these components must be customized to work with our manufacturing process. These components are used in most of our customers’ chip designs.

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc., Mentor Graphics Corp., and other leading suppliers of electronic design automation tools, and also licensed standard cells, I\O and SRAM technologies from ARM and Synopsys, Inc., leading providers of physical intellectual property components for the design and manufacture of ICs. Through these relationships, we provide our customers with the ability to simulate the behavior of our processes in standard electronic design automation, or EDA, tools. To provide additional functionality in the design phase, we offer our customers standard and proprietary models within design kits that we have developed. These design kits, which collectively comprise our design library, and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design before actually manufacturing the semiconductor.

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

Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities.  Our design services can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive advantage when implementing designs that reach the boundaries of technology.  In addition, our IP and engineering services can assist and relieve some of our customers' efforts, providing the specific skills and expertise critical for successful implementation of our customers’ design on our manufacturing process.

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

Capital expenditures in 2010, 2009 and 2008 were approximately $89 million, $32 million and $74 million, respectively.

see Item 3.,  "Failure to comply with the terms of the new grants approved by the Investment Center ……..".

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

Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity, using our 1.0 micron to 0.35-micron processes, including specialized processes. We estimate that our capacity in Fab 1 when fully utilized is approximately 20,000 150 mm wafer starts per month.

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

Fab 2 offers integrated circuits manufacturing services utilizing advanced materials and 0.35, 0.18 and 0.13 micron processes.  The overall clean room area in Fab 2 is approximately 100,000 square feet.  We began volume production at Fab 2 during the third quarter of 2003.  Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 45,000 wafers per month.

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

Newport Beach

Jazz’s headquarters and manufacturing facilities are located in Newport Beach, California. The manufacturing facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area. The headquarters space comprises 68,000 square feet of offices. Depending on the process technology and product mix, when fully utilized, we estimate it is able to achieve capacity levels of approximately 20,000 wafers per month.

Jazz leases the use of these facilities under non-cancellable operating leases that expire March 2017 and has a unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

We have placed significant emphasis on achieving and maintaining a high standard of manufacturing quality.

For environmental, our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes.  Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All our facilities are ISO 14000 certified, an international standard that provides management guidance to achieve an effective environmental management system. Procedures have been established at all our locations to ensure all accidental spills and discharges are properly addressed. The environmental management system assists in evaluating compliance status with all applicable environmental laws and regulations as well as establishing loss prevention and control measures.  In addition, our Newport Beach facility is subject to strict regulations and periodic monitoring by the United States Environmental Protection Agency along with several state and local environmental U.S. agencies. With these systems, we believe we are currently in compliance in all material respects with applicable environmental laws and regulations.

For safety, all our facilities are OHSAS 18000 certified, an international occupational health and safety standard that provides guidance to achieve an effective health and safety management system. The health and safety standard management system assists in evaluating compliance status with all applicable health and safety laws and regulations as well as establishing preventative and control measures. We believe we are currently in compliance with all applicable health and safety laws and regulations.

For quality, all our facilities are ISO 9001 certified, an international quality standard that provides guidance to achieve an effective quality management system.  In addition, all our facilities are TS16949 certified, a more stringent automotive quality standard.

Our goal in implementing OHSAS 18001, ISO 14001, ISO 9001 and TS16949 systems is to continually improve our environmental, health, safety and quality management.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2010 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Prior to the fourth quarter of 2007, we prepared our financial reports in accordance with generally accepted accounting principles in Israel and provided reconciliation to US GAAP in the notes to the financial statements. The amounts included in our financial statements and in this report for those periods have been recast to US GAAP.

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

During the year ended December 31, 2010, we had five significant customers who contributed between 5% to 16% of our revenues. During the year ended December 31, 2009, we had three significant customers who contributed between 7% to 17% of our revenues. In 2008, we had five significant customers who contributed between 5% to 17% of our revenues.

The percentage of our sales from customers located outside the United States was 31%, 21% and 23% in the years ended December 31, 2010, 2009 and 2008, respectively.  We believe that a substantial portion of our sales will continue to come from customers located outside the United States.

Critical Accounting Policies

Revenue Recognition.

The Company's net revenues are generated principally from sales of semiconductor wafers. The Company derives the remaining balance of net revenues from engineering services and other support services. The majority of the Company's revenue is achieved through the efforts of its direct sales force.

In accordance with generally accepted accounting principles, the Company recognizes revenues from the sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance; hence, collection of payment for services is reasonably assured.

Revenues for engineering and other services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative selling price of each element. An element is recognized separately when the undelivered elements are not essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until services are rendered, products are shipped to the customer, or the capacity reservation period ends.

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

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however an accrual for estimated sales returns and allowances relating to specific yield or quality commitments, which is computed primarily on the basis of historical experience and specific identification, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition and cause our operating results to vary from quarter to quarter. Changes in assumptions for determining the percentage toward completion for the turn-key agreement with the Asian entity, may also affect the timing of our revenue recognition.   Accordingly, our financial position and results of operations may be affected.

Depreciation and Amortization.

 We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation may have a material impact on our results of operations. Depreciation and amortization expenses in 2010 amounted to $143.0 million. During the third quarter of 2003, we commenced depreciating the Fab 2 property and equipment and amortizing the 0.18-micron technology, based on the straight-line method. Currently, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 7 years; and (iii) the 0.18-micron and 0.13 micron technology – 4 years, with each amortization phases commencing on the date on which such Fab 2 manufacturing line became ready for its intended use.  . Changes in our estimates regarding the expected economic life of our assets, might affect our depreciation and amortization expenses.

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

We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. Due to the material losses carryforward of Tower as of December 31, 2010 and uncertainties with regard to its utilization in the future, a valuation allowance was created on such deferred tax assets in Tower, however deferred tax assets were recorded in Jazz.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Initial Adoption of New Standards and Recently Issued Accounting Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances that  liabilities are measured at fair value, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses the quoted price of the identical or similar liability or identical or similar liability when traded as an asset (which would be considered Level 1 fair value measurement); or (2) another valuation technique that is consistent with the principles of Topic 820. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. The adoption of this update did not impact the Company’s consolidated financial position, results of operations or cash flows.

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

ASU 2010-25 - Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued this ASU to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Existing guidance requires participant loans to be classified as plan investments, which are generally measured at fair value.

The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The ASU did not have any influence on the company's results of operations.

Recently Issued Accounting Standards

ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued this ASU to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.

The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The ASU is not expected to have an influence on the company's results of operations.

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued this ASU to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired.

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.

Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The ASU did not have any material effect on the company's results of operations.

ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated. The results for 2008, 2009 and 2010 include Jazz’s results from September 19, 2008.

	Year Ended December 31,
	2010	2009	2008
Statement of Operations Data:
Revenues	100%	100.0%	100.0%
Cost of Revenues	79.0	108.9	117.8
Gross profit (loss)	21.0	(8.9)	(17.8)
Research and development expenses, net	4.7	7.8	5.9
Marketing, general and administrative expenses	7.8	10.7	13.2
Write-off of in-process research and development	--	--	0.7
Merger related costs	--	--	0.2
Fixed assets impairment	--	--	47.9
Operating Profit (loss)	8.5	(27.4)	(85.8)
Financing expense, net	(14.3)	(15.3)	(7.0)
Gain on debt restructuring	--	--	51.9
Other income (expense), net	0.0	0.7	(0.4)
Income tax benefit (expense)	(2.5)	1.7	(0.6)
Net Loss	(8.3)%	(40.3)%	(41.8)%

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenue. Revenue for the year ended December 31, 2010 amounted to $509.3 million compared to $298.8 million for the year ended December 31, 2009. The 70% increase in revenues was mainly due to increase in our products' ’ shipments and higher utilization in our fabrication facilities due to improved market conditions and increased demand for our specialty products and our specific product offering.

Cost of Total Revenues. Cost of revenues for the year ended December 31, 2010 amounted to $402.1 million, as compared to $325.3 million for the year ended December 31, 2009. Our increase in cost of revenues of 24% is lower than the 70% revenues increase primarily due to the higher utilization of the manufacturing facilities and continuing efforts of the cost reduction plan executed by the Company and synergies captured through the integration of Jazz Technologies (“Jazz”).

Gross Profit (Loss). Gross profit for the year ended December 31, 2010 was $107.2 million compared to a gross loss of $26.5 million for the year ended December 31 2009. We achieved such gross profit due to the increased products’ shipments and higher utilization in our fabrication facilities due to improved market conditions and increased demand for our specialty products and our specific product offering and cost saving efforts described above.

Research and Development. Research and development expenses for the year ended December 31, 2010 amounted to $23.9 million, substantially the same as the $23.4 million for the year ended December 31, 2009.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2010 amounted to $40.0 million as compared to $31.9 million for the year ended December 31, 2009. Marketing, general and administrative expenses increased mainly due to higher sales commissions and sales related expenses associated with the revenue increase as well as stock based compensation in regard to option grants. However, as a percentage of revenues, marketing, general and administrative expenses decreased to 7.9% for the year ended December 31, 2010 as compared to 10.7% for the year ended December 31, 2009.

Operating Profit (Loss). Operating profit for the year ended December 31, 2010 was $43.3 million, compared to operating loss of $81.8 million for the year ended December 31, 2009. Such $125.1 million improvement is mainly due to the higher gross profit partially offset partially by the higher operating expenses, as detailed above.

Financing Expense, Net. Financing expenses, net for the year ended December 31, 2010 were $72.9 million compared to financing expenses, net of $45.7 million for the year ended December 31, 2009. Such increase was mainly due to increases in the fair value of a portion of our liabilities which are presented at  fair value under GAAP.

Income Tax Benefit (Expense). Income tax expenses resulting from Jazz's net income, amounted to $12.8 million in the year ended December 31, 2010 as compared to income tax benefit of $5.0 million for the year ended December 31, 2009. The increase in income tax expenses is due to the increase in Jazz's operating income in the year ended December 31, 2010.

Loss.  Loss for the year ended December 31, 2010 was $42.4 million as compared to $120.5 million for the year ended December 31, 2009. Such $78.1 million improvement is due to the $125.1 million improvement in operating profit, which was partially offset mainly by the $27.2 million increase in financing expenses and $17.9 million increase in tax expenses.

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

Impact of Inflation and Currency Fluctuations

The US Dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2010, the exchange rate of the US Dollar in relation to the NIS decreased by 6%, and the Israeli Consumer Price Index, or CPI, increased by 2.7% (during the year ended December 31, 2009 there was a decrease of 0.7% in the exchange rate of the US Dollar in relation to the NIS and an increase of 3.9% in the CPI).

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

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had an aggregate of $100.4 million in cash and cash equivalents and an aggregate amount of $98.0 million in interest bearing deposits, including designated deposits as compared to $81.8 million of cash and cash equivalents we had as of December 31, 2009.

During the year ended December 31, 2010, we raised $158.8 million on account of shareholders' equity (for further details see Notes 12E and 16I to our consolidated financial statements included in this report), and generated a net amount of $121.4 million from our operating activities. These liquidity resources financed the capital investments we made during the year ended December 31, 2010, which aggregated to an amount of $106.1 million and the repayment of debts in the amount of $57.6 million.

As of December 31, 2010, loans from banks were presented on our balance sheet in the amount of $141.9 million, of which $30.0 million are presented as short-term. As of such date, we presented an aggregate of $339.8 million of debentures on our balance sheet, of which $92.2 million are presented as short-term.

 During the past seven quarters, we experienced  business, financial and economic improvement, as reflected by the improvement in our  revenue, gross profit, operating profit, net profit/ loss and cash flow from operating activities as compared to the period prior to mid 2009 which was negatively affected by the global economic downturn that commenced in 2008. However, market analysts are currently cautious in regards to the global economic conditions forecasted for 2011 and beyond, and there can be no assurance that the improvement in our business and financial position will continue and there is no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/or in the global economy, may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for our products and the end products of our customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. Another downturn in the semiconductor industry and/or in the global economy may adversely affect our plans to continue our capacity growth and to explore expansion opportunities, and our future financial results and position, including our ability to fulfill our debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

We continue to work in various ways to fund our growth plans in order to continue our capacity growth and to explore expansion opportunities and fulfill our debt obligations and other liabilities, including, among others, debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and submitting reports with the Israeli Investment Center which are yet to be reviewed and approved in order to receive the recently approved grants under our approval certificate. In June 2010, Jazz entered into an agreement with Wells Fargo to extend $45 million of revolving credit lines through September 2014, and in July 2010 Jazz entered into an agreement to exchange approximately $80 million of convertible bonds originally due 2011 for newly issued non-convertible notes due June 2015. Further, during 2010, Tower signed and closed definitive agreements with the Israeli Banks, as amended in February 2011, to reschedule its loans and raised approximately $100 million through the issuance of long-term convertible debentures repayable in two equal installments on December 2015 and December 2016, see details in Notes 6C, 11B, 12, 16F, 16I-L to the consolidated financial statements included in this report.

For implications on our operations if we do not generate increased levels of cash from operations and/or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see Item 3. Key Information - Risk Factors - Risks Affecting Our Business.

Fab 2 Agreements

For information regarding agreements with Israel Corp., our banks and others see Notes 11B and 15 to the 2010 annual consolidated financial statements.

Tower's Credit Facility

As of March 31, 2011, Tower's outstanding debt under its credit facility with Bank Leumi and Bank Hapoalim was approximately $146 million, which carries interest at a rate of three-month USD LIBOR plus 2.75% per annum.

Agreements and Amendments

In September 2008, Tower signed and closed definitive agreements with the banks and TIC. Pursuant to the agreements: (i) $200 million of Tower's debt to the banks was converted into equity equivalent capital notes  of Tower at a conversion ratio of $1.42, exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 ,the date of Tower's public announcement regarding its debt conversion negotiations with the banks and TIC (see below for more data regarding the equity equivalent capital notes); (ii) the commencement date for the repayment of the remaining principal of the banks'  loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012 (which was further revised in the August 2009 amendment to the Facility Agreement and 2010 definitive agreements with the Israeli Banks- see below); (iii) interest payments owed to the banks and originally due September 2008 through June 2009 were added to the remaining principal of the bank's  loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the bank's loans was set to be USD LIBOR plus 2.5% per annum; (v) the banks waived in full Tower's compliance with financial covenants through the end of 2008 (which waiver was extended through December 31, 2009 in the August 2009 amendment to the Facility Agreement - see below); (vi) $50 million of debt owed by Tower to TIC (consisting of $30 million owed under a credit line loan facility and $20 million of Tower's convertible debentures series B held by TIC) were converted into equity equivalent capital notes at a conversion ratio of $1.42 exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (vii) TIC invested $20 million in Tower in exchange for approximately 28.2 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

In connection with the abovementioned restructuring deal, TIC committed to invest up to an additional $20 million under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount in exchange for approximately 76.9 million equity equivalent capital notes of Tower, exercisable into ordinary shares of Tower.

Under an amendment to the facility agreement made in September 2006, Tower agreed to compensate the banks for a reduction of the applicable interest rate on the loans of 1.4% effective as of May 2006, by issuing them an additional number of shares (or equity equivalent capital notes or convertible debentures) on or about December 31, 2010, calculated based on the amount of decreased interest payments. On February 2011, the Company issued approximately 8.5 million shares to the banks in consideration for the interest rate reduction.

During 2009, the Banks and Tower entered into an amendment to the Facility Agreement to: (i) revise  the repayment schedule of the outstanding loans to 8 equal quarterly installments from September 2011 until June 2013 (which was further revised in the 2010 definitive agreements with the Israeli Banks); (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009; (iii) upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from a certain source, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the due date specified above; and (iv) extend the Banks’ existing warrants to June 2013 (which was further revised in the 2010 definitive agreements with the Israeli Banks)  and grant the Banks new warrants in three annual tranches of $1 million each.

During 2010, Tower signed and closed definitive agreements with the Israeli Banks, as supplemented in February 2011 pursuant to which: (1) the Israeli Banks provided Tower with a consent to issue additional up to $100 million of long-term debentures, which issuance was made by Tower in October 2010, see Note 12E  to the consolidated financial statements included in this report; (2) Tower paid to the banks a total of approximately $65 million of its loans during the twelve months period ended March 31, 2011 and committed to pay an additional amount of $15 million in December 2011; (3) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans in an amount of approximately $131 million, was extended such that the outstanding loans would be repaid in nine quarterly installments between September 2013 and September 2015;  (4) the interest rate on the remaining principal of the Israeli Bank's loans was set to be USD LIBOR plus 2.75% per annum; (5) upon certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified above; (6)  All warrants granted to the Israeli Banks were extended to December 2015; (7) Tower agreed to pay fees to the Israeli Banks; and (8) Tower agreed to designate up to $50 million of short-term deposits for the purpose of securing future debt payments.

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

As of December 31, 2010, Tower was in full compliance with all of the covenants under the amended facility agreement, as amended to date.

The amended facility agreement provides that if, as a result of any default, the banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the banks (which as of March 31, 2011 amounted to approximately $146 million) plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their liens against all of Tower's assets.

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

All issued equity equivalent capital notes described in this report and in the consolidated financial statements included in this report have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. In January 2007, at the request of the Banks and Israel Corp. (the holders of the equity equivalent capital notes) pursuant to their right to request registration, the Company filed a registration statement with the SEC on Form F-3 for the registration of the shares underlying the capital notes. The SEC, among other comments, required that the Banks and Israel Corp be named as underwriters for purposes of this registration statement. The Banks and Israel Corp. did not agree to be named as underwriters and in 2008 asked the Company to withdraw the registration statement. The shares underlying the equity equivalent capital notes remain unregistered under the US Securities Act of 1933. The equity equivalent capital notes are classified in shareholders’ equity.

Investment Center Grants

In recent years, Tower has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006, as a result of which it has been notified in December 2010 by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which it will receive up to NIS 150,000,000, related to investments in fixed assets entitled for grant. This resolves the open discussions with regard thereto held during the past years between Tower and the Investment Center. The Investment Center Committee approval was followed by an official approval received in February 2011 from the Israeli Investment Center ("ktav ishur") according to which it may receive up to NIS 150 million during the years 2011 through 2014, related to investments in fixed assets entitled for grants. Such up to NIS 150 receipt is pending a successful audit by the Investment Center of the eligibility of the Cap-Ex investments reported by us, which audit is expected to commence by the investment Center during the second quarter of 2011. As of the date hereof, we cannot estimate when and what portion we will receive of the approved grants.

For information in regards to previous grants programs, see Note 6C to the 2010 annual Consolidated Financial Statements.

Other Recent Financing Transactions

Standby Equity Purchase Agreement

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower's request, up to $25 million by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with the agreement. This agreement has been amended several times (with the last amendment in November 2010) to increase the maximum amount which Yorkville is committed to invest at Tower’s request, to a current aggregate of $95 million and to reduce the discount on market price at which the shares are issued to 2%. During 2010, Yorkville invested in Tower an aggregate total of approximately $55 million for the issuance of approximately 40 million ordinary shares. As of March 31, 2011 $18 million remained available for drawdown by Tower. The agreement expires in March 2012.

Investments made by Yorkville are required to be made such that Yorkville would not hold more than 4.99% of Tower’s ordinary shares during the period of said agreement.

No warrants or any debt or derivative instruments were issued by Tower under this agreement.

Universal Registration Statement on Form F-3

In September 2010, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50 million of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in September 2010. As of March 31, 2011, approximately $33 million was available under shelf registration statement for future utilization.

Tower Israeli Shelf

In September 2010, Tower filed a shelf registration statement in Israel with the Israeli Securities Authority, registering the possible offer and sale from time to time of ordinary shares, debentures, convertible debentures, commercial paper, warrants to purchase shares, or warrants to purchase debentures. Securities sold pursuant to the shelf registration may only be sold in Israel and not to a person in the United States or to U.S. persons as defined in Regulation S. The shelf was declared effective in September 2010.

Tower Debentures

On the basis of the Israeli Shelf, and pursuant to a prospectus supplement filed in Israel in October 2010, Tower raised an aggregate principal amount of approximately $100 million through the issuance of long-term debentures (“Series F Debentures”), due in two equal installments in December 2015 and December 2016. The Series F Debentures are fully linked to the US dollar, carry an interest rate of 7.8 percent per annum, and will be convertible into Tower's ordinary shares during the period commencing in September 2012 and ending in December 2016, with a conversion price that shall be equal to 120% of the average trading price of Tower’s ordinary shares on the Tel-Aviv Stock Exchange during the 15 trading days before September 18, 2012, provided that in no event will the price be more than NIS 6.5 (subject to certain adjustments), and not less than NIS 1.0. The amounts, although denominated in NIS are fully linked to the US dollar, including exercise prices discussed above.

For more information regarding these debentures see Note 12 to the 2010 annual Consolidated Financial Statements.

Jazz Loan Facility

On September 19, 2008, Jazz Technologies entered into a second amended and restated loan and security agreement, as guarantor of its subsidiary Jazz Semiconductor Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility for the total amount of $55 million. Jazz’s borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the loan agreement.  In December 2008, Wells Fargo acquired Wachovia Corporation, its businesses and obligations and therefore now administers the Loan Agreement as administrative agent.

In June 2010, Jazz entered into an amendment to the Loan Agreement, pursuant to which, the maturity date of the revolving credit facility was extended to September 2014, with available credit under the facility of up to $45 million.

 Loans under the facility will bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the agreement) plus a margin ranging from 2.25% to 2.75% per annum.

The facility is secured by the assets of Jazz and the borrowers.

The loan agreement contains customary covenants and other terms, including covenants based on EBITDA (as defined in the loan agreement), as well as customary events of default. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the loan agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2010, Jazz was in compliance with all of the covenants under this facility.

Borrowing availability under the facility as of December 31, 2010 was approximately $7 million. Outstanding borrowings as of December 31, 2010 were $22.0 million and $1.6 million of the facility supporting outstanding letters of credits on that date. Jazz considers borrowings of $10 million to be long-term debt as of December 31, 2010.

Jazz’s debt and obligations, including its obligations pursuant to the loan agreement, are not guaranteed by Tower.

Jazz Notes

In July 2010, Jazz (together with its domestic subsidiaries) and Tower, entered into an exchange agreement (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $80 million principal amount of Jazz’s convertible Notes issued in 2006 which bear interest at a rate of 8% per annum payable semi-annually and are due on December 2011 (“Old Notes”). Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 New Notes for each 1.000 Old Notes. Interest on the New Notes is payable semiannually on June 30 and December 31 of each year. In addition, the Participating Holders received warrants to purchase approximately 25.3 million ordinary shares of Tower in consideration for $1.70 per share (“Warrants J”). On July 15, 2010, the transactions contemplated by the Exchange Agreement were consummated, resulting in the issuance of the New Notes and Warrants J in exchange for the Old Notes in accordance with the terms of the Exchange Agreement.

The New Notes are governed by an indenture (the “Indenture”) among Jazz, its domestic subsidiaries as guarantors, and U.S. Bank National Association, a national banking association, as trustee. The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other indebtedness of Jazz including the Old Notes, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

In September 2010, Tower filed a registration statement on Form F-3 under the Securities Act covering resale of the Warrants J and underlying shares, which was declared effective in September 2010.

In October 2010, Jazz filed a registration statement on Form S-4 under the Securities Act covering an offer to exchange the New Notes for newly issued notes identical to the New Notes, except that the newly issued notes would be freely tradable and would not bear any restrictive legends. The Form S-4 was declared effective in December 2010.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities have related primarily to our process development and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2010, 2009 and 2008 were $23.9 million, $23.4 million and $15.0 million net of government participation of $2.7 million, $2.0 million and $1.7 million respectively. Tower also incurred costs in connection with the transfer in of technology for use in Fab 2, some of which has been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003 (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D. TREND INFORMATION

The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. From the second half of 2009 through the end of 2010, the semiconductor industry had experienced accelerated growth rates and recovered to high utilization rates in similar levels to the period before the above described 2008 downturn. Currently market analysts are cautious in regards to the global economic conditions forecasted for the second half of 2011 and beyond, and there can be no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur.

On a long-term basis, the market fluctuates, cycling through periods of weak demand, production  excess capacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently using process geometries of 90-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. The Company currently offers process geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.18. 0.16 and 0.13-micron on 200-mm wafers.

In 2010, we accelerated our plans for additional capacity expansion to meet customer demand, which exceeds our 2010 capacity. Depending on the process technology and product mix, we estimate Fab 1 is able to achieve capacity levels of approximately 20,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of approximately 45,000 wafers per month. We have not completed the full ramp-up of Fab 2. The timing of that decision and its implementation will depend upon several factors, including funding, cost availability of equipment and market conditions.  Depending on the process technology and product mix, we estimate our Fab in Newport Beach, California is able to achieve capacity levels of approximately 20,000 wafers per month.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for purchase commitments, standby letters of credit and guarantees detailed in section F below.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands)
Contractual Obligations
Short term liabilities primarily vendors and accounts payable (1)	93,936	93,936	--	--	--	--	--
Loans from banks (2)	204,700	37,912	7,502	24,508	92,936	41,842	--
Debentures (3)	491,449	133,716	75,572	24,241	23,746	168,131	66,043
Operating leases	15,384	2,891	2,521	2,525	2,394	2,300	2,753
Construction & equipment purchase agreements (4)	13,784	13,784	--	--	--	--	--
Other long-term liabilities	12,654	-	3,283	1,793	931	997	5,650
Purchase obligations	27,553	6,629	4,481	4,481	4,481	4,481	3,000
Total contractual obligations	859,460	288,868	93,359	57,548	124,488	217,751	77,446

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of the credit facility agreements with the banks, as well as the estimated impact of our hedging transactions.
(3)	Debentures include total amount of principal and interest payments for the presented periods.

As of December 31, 2010 approximately 63% of such debentures are convertible with approximately 34% convertible at a conversion ratio ranging between $1.10 - $1.25; approximately $6.4 million of the $491.4 million amount has been converted into ordinary shares during the first quarter of 2011.

(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $1.7 million in standby letters of credit and guarantees to secure our Fab 2 and Jazz equipment obligations.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2010, amounted to approximately $13 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 15, 2011.

Senior Management	Age	Title
Tower
Russell C. Ellwanger	56	Chief Executive Officer of Tower and Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc and Jazz Technologies
Oren Shirazi	41	Chief Financial Officer, Senior Vice President of Finance
Dr. Itzhak Edrei	51	Executive Vice President of Business Groups
Ephie Koltin	49	Senior Vice President of Worldwide Operations
Dalit Dahan	43	Senior Vice President of Human Resources and IT
Nati Somekh Gilboa	36	Senior Vice President , Chief Legal Officer and Corporate Secretary
Yossi Netzer	47	Vice President of Corporate Planning
Jazz
Rafi Mor	48	Senior Vice President of Jazz and General Manager of Jazz Semiconductor site, Newport Beach (California)

Directors	Age	Title
Amir Elstein	55	Chairman of the Board
Russell C. Ellwanger	55	Director
Nir Gilad	54	Director
Ron Moskovitz	48	Director
Kalman Kaufman	65	Independent Director
Alex Kornhauser	64	Independent and External Director
Dana Gross	43	Independent Director
Ilan Flato	54	Independent and External Director
Rami Guzman	71	Independent Director

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

Oren Shirazi has served as our Chief Financial Officer and Senior VP Finance since November 2004.  Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998.  Prior to joining us, Mr. Shirazi was employed as an audit manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel).  Mr. Shirazi is a Certified Public Accountant in Israel (CPA).  He has an MBA from the Graduate School of Business of Haifa University with honors and a B.A. in economics and accounting from the Haifa University.

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

Ephie Koltin was appointed Senior Vice President of Worldwide Operations in June 2009, after serving as Vice President of Business Development since January 2009. Previously, Mr. Koltin served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice President of Business Development since August 2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2 Process Engineering since 2000.  From 1995 to 1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1.  Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Koltin holds a B.Sc. in mechanical engineering and M.Sc. in materials engineering from the Technion – Israel Institute of Technology.

Dalit Dahan serves as Senior Vice President of Human Resources and IT after being appointed IT Manager in January 2008, after serving as Vice President of Human Resources since April 2004.  Ms. Dahan joined us in November 1993 and served as Personnel Manager since April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department.  Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S - Manpower Company for 3 years.  Ms. Dahan holds a B.A. in social science from Haifa University and an MBA from the University of Derby.

Nati Somekh Gilboa serves as Senior Vice President, Chief Legal Officer and Corporate Secretary, after serving as Vice President, Chief Legal Officer and Corporate Secretary since September 2008, after serving as Corporate Secretary and General Counsel since March 2005, and as Associate General Counsel since May 2004.  From 2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv. Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from Johns Hopkins University.  She is a member of the Israeli Bar Association and the New York Bar Association.

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

Rafi Mor was appointed as Senior Vice President and General Manager ("GM") of Jazz Semiconductor (Tower’s wholly-owned subsidiary) Newport Beach, California site in September 2008. In October 2010, Rafi was nominated to be the manager of our Newport Beach Fab, in addition to his GM role. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds an MA and B.A. in chemical engineering from Ben Gurion University.

Amir Elstein was appointed as Chairman of the Board in January 2009. Mr. Elstein serves as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd., Chairman of the Board of Directors of Israel Corp. and Chairman of the Strategy Committee of the Board of Directors of Israel Corp.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where most recently he held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Nir Gilad has served as a director since May 2007.  Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007.  He previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007.  From 2004-2006, Mr. Gilad served as Vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd.  In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel.  Throughout the years, Mr. Gilad was a member and chairman of several boards of directors.  Mr. Gilad holds a B.A. in economics and agricultural management in natural sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

Ron Moskovitz has served as a director since October 2007.  Mr. Moskovitz is the CEO of Quantum Pacific Advisory Limited, a UK based company.  From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice President of Finance of Amdocs Limited.  Between 1994 and 1998, Mr. Moskovitz served in various senior financial positions in Tower Semiconductor Ltd.  Mr. Moskovitz serves as a member of the board of director of Israel Corporation Ltd. and as chairman of the board of directors of Pacific Drilling S.A. Mr. Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from Tel-Aviv University.

Kalman Kaufman has served as a director and as a member of our Audit Committee since August 2005.  Mr. Kaufman has served as a member of the Stock Option and Compensation Committee since May 2008 and as chairman since February 2011. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Sulfurcell, Berlin, Jordan Valley Semiconductors, Medasense and Invisia, and serves as a director in Optimal Test and Whitewater.  He holds engineering degrees from the Technion - Israel Institute of Technology.

  Alex Kornhauser has served as an independent and external director, as a member of the Audit Committee since August 2008 and as chairman of the Audit Committee since January 2011.  Mr. Kornhauser served as a member of the Stock Option and Compensation Committee since June 2009.  Mr. Kornhauser served as Senior VP, General Manager of Global Operations at Numonyx Corporation from March 2008 to August 2010. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008 he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000 he served as F18 General Manager. Mr. Kornhauser holds a B.S. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as an independent director since November 2008.  Dana is the CEO of Btendo, a developer of personal projection technologies and solutions and a Venture Partner at Carmel Ventures, a leading Israeli Venture Capital firm= From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and PoweDsine Ltd.  Ms. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  Mr. Flato serves as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University and an LL.M from Bar-Ilan University.

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

B. COMPENSATION

For the year ended December 31, 2010, we paid or accrued to all our directors and senior management, as a group, an aggregate of 3.6 million, in salaries, fees and bonuses. The total amount set aside or accrued in the year ended December 31, 2010 to provide for severance, retirement and similar benefits for such persons was $0.6 million.

On December 21, 2008, the Board of Directors approved to reduce the payment of annual fees and participation fees (per meeting) to the independent directors in both cases to the minimum permitted under applicable Israeli law and regulations regarding compensation for external directors plus 30% of the gap between the minimum and the maximum permitted under applicable Israeli law and regulations.

As of March 31, 2011, 110,000 options to purchase ordinary shares were outstanding under the board members’ stock option plan, with a weighted average exercise price of $1.61. These options vest over a four-year period, according to various vesting schedules and are generally not exercisable following the fifth anniversary of their vesting date.

On January 31, 2007, our shareholders approved, following our Board of Directors’ and Audit Committee approvals, the grant to each independent director of the Company who is not affiliated with our major shareholders, and is not an employee of the Company, initial options to purchase ordinary shares that equal 150,000 less the number of unvested options to purchase ordinary shares held by such independent director as of the date of the shareholders’ meeting.  These initial options vest over three years, one third on the first anniversary of the date the shareholders approved the grant, and thereafter, the remaining two-thirds pro-rata on a monthly basis over the remaining two years until fully vested.

Each new independent director appointed will be granted 150,000 options to purchase ordinary shares, exercisable at the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment, with the same vesting terms as the initial grants.

Upon each third anniversary of a previous grant of options to an independent director, each such independent director shall be granted an additional 150,000 options to purchase ordinary shares, which will vest over 3 years on a monthly basis until fully vested.  The exercise price of each such option shall be the closing price of our shares on the NASDAQ on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the relevant options, as the case may be, first vested. In January 2010, we granted 150,000 options to an independent director at an exercise price of $1.15 following the third anniversary of his previous options.  As of March 31, 2011, 880,000 options were outstanding under said independent director plan with a weighted average exercise price of $0.71.

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

In June 2009, the Board approved a grant to the CEO under the Plan to purchase 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of March 31, 2011, a total of 23.4 million options were outstanding to our CEO at a weighted average exercise price of $1.15.

In August 2008, our shareholders approved (i) an increase in our CEO’s annual base salary from $505,950 (including social benefits) to $546,765 (including social benefits), effective as of January 1, 2008; (ii) a performance-based bonus for our CEO of up to $673,596  for the year ending December 31, 2008.

In November 2009, our shareholders approved (i) that our CEO’s base salary and other payroll components for 2009 are to remain unchanged as compared to 2008; (ii) a performance-based bonus for our CEO of up to $673,596 for the year ending December 31, 2009.

In October 2010, our shareholders approved (i) an increase in our CEO’s annual base salary by approximately 22% as compared to 2009 to become $550,000 on an annual run rate (excluding social benefits) commencing April 2010; (ii) a performance-based bonus for our CEO of up to 225% of our CEO’s new base salary outlined above for the year ending December 31, 2010.

During 2010, no grants were made to our senior managers as a group (excluding the options granted to our CEO and directors described above).

In June 2009, the Audit Committee and the Board approved a grant to the Chairman of the Board of options to purchase 11.5 million ordinary shares, which was further approved by Tower's shareholders in November 2009 (the “Date of Grant”). The exercise price is $0.29 (but not lower than the nominal value of the ordinary shares), which was the closing price of ordinary shares on NASDAQ on the trading day immediately prior to the date of approval of the grant by the Board. The options vest over three years as follows: 50% of the options shall vest on the second anniversary of the Date of Grant and an additional 50% on the third anniversary of the Date of Grant. The options are exercisable for a period of seven years from the Date of Grant.

As of December 31, 2010, options to purchase approximately 22.0 million ordinary shares were held by our employees (excluding the options granted to our CEO and directors described above but including our senior managers), were outstanding under our employees share options plans, with exercise prices ranging from $0.29 to $11.81, with a weighted average exercise price of $1.13. Also as of such date, 8.2 million options were available for future grants under our employee share options plans.

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

Pursuant to a recent amendment of the Companies Law, as of May 14, 2011 certain sections of the Companies law were amended effective as of such date (the “Amendment Date”).

As of the Amendment Date:

•
the scope of persons who may not be appointed as external directors will be expanded to also include relatives of the controlling shareholder, and if the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

•
No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

•
A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company , may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.  At least one external director must possess accounting and financial expertise.  The conditions and criteria for possessing accounting and financial expertise and professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.   The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender. Following the Amendment date, if, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

Following the Amendment Date, external directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders that voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions (which following the Amendment Date will also depend on whether the external director was nominated by the board of directors or by the shareholders).  External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one external director.

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

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser and Mr. Kalman Kaufman serve on Tower's audit committee. The responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, Following the Amendment Date, the responsibilities of the audit committee also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, and reviewing the scope of work of the company’s independent accountants and their fees.  An audit committee must consist of at least three directors, including all of the external directors of the company. Following the Amendment Date, a majority of the members of the audit committee must be independent or external directors. Following the Amendment Date, the Companies Law defines independent directors as either external directors or directors who: (1) meet certain of the requirements of an external director, (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration), and (3) were classified as such by the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Following the Amendment Date, any director who derives his salary primarily from the controlling shareholder may not also be a member if the audit committee.

Following the Amendment Date: (1) the chairman of the audit committee must be an external director. (2) all audit committee decisions must be made by a majority of the committee members, of which  the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

The board of directors has established a stock option and compensation committee. Mr. Alex Kornhauser, Mr. Kalman Kaufman and Mr. Amir Elstein serve as the committee members. The committee meets at least once a year.  The primary function of this committee is to approve our employee compensation policy and determine remuneration and other terms of employment for our officers. In setting our remuneration policy, the committee considers a number of factors including:

•	the overall employment market environment;

•	the basic salaries and benefits available to comparable officers at comparable companies;

•	the need to attract and retain officers of an appropriate caliber;

•	the need to ensure such executives’ commitment to the future success of our company by means of incentive schemes;

•	the performance of the officer; and

•	financial and operating results of our company.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2010	2009	2008
Process and product engineering, R&D and design	427	352	341
Manufacturing and operations	1,211	969	1,048
Manufacturing support	141	127	100
Sales and marketing, finance, administration, support	137	128	136
Total	1,916	1,576	1,625
_______________________

As of December 31, 2010, we had 1,201 employees located in Israel and 715 employees located in the United States.

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

A portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement.  Jazz maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition, the bargaining agreement includes a postretirement medical plan to certain employees. For certain eligible bargaining unit employees who terminate employment, the Jazz provides a lump-sum benefit payment.

E. SHARE OWNERSHIP

As of March 31, 2011, our directors and senior managers beneficially owned an aggregate of 19.3 million shares underlying options held by such persons that are currently vested or which vest within 60 days of such date.  These options have an average exercise price of $1.58 per share and the options expire between 2012 and 2020. Except for our CEO, who beneficially owns 4.94% of our outstanding shares, no individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following set forth information, as of March 31, 2011, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, approximately 286 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Israel Corporation Ltd. (3)(4)	45.06%	22.63%
Delek Group	7.70%	2.26%
Bank Leumi Le-Israel, B.M (5)	27.58%	10.90%
Bank Hapoalim, B.M (6)	26.75%	10.43%
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

(3)
Pursuant to a shareholders agreement among Israel Corp. and SanDisk Corporation, each of Israel Corp. and SanDisk Corporation may be said to have shared voting and dispositive control over approximately 5 % of the outstanding shares of Tower.

(4)
Based on information verified with Israel Corp., it currently holds 14.3 million shares, as well as debentures convertible into 2.6 million shares and capital notes converted into 206.1 million shares.

(5)	Based on information verified with Bank Leumi, it currently holds 4.2 million shares, as well as warrants exercise into 6.7 million shares and capital notes convertible into 96.4 million shares.

(6)	Based on information verified with Bank Hapoalim, it currently holds 4.5 million shares, as well as warrants exercise into 1.9 million shares and capital notes convertible into 96.4 million shares.

Israel Corp., Bank Leumi and Bank Hapoalim have each increased their beneficial interest in our Company over the last years primarily as a result of the acquisition of capital notes under the amendments to the Credit Facility agreement described above under Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

As of March 31, 2011, there were a total of 37 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States.  Such United States record holders were, as of such date, the holders of record of approximately 65% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 60% of our outstanding ordinary shares as of said date).

B. RELATED PARTY TRANSACTIONS

Agreements with Israel Corp and the Banks.  For information related to amendments to our Credit facility and related agreements with Israel Corp. and the Banks see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” of this annual report and Note 11B to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein.

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

Legal Proceedings

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), alleging infringement of U.S. patent  5,227,335 (the ‘335 patent) under Section 337 of the Tariff Act of 1930 (Section 337) by seventeen corporations. Following that initial filing, in October 2008, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents to the investigation. In September 2009, the ITC administrative law judge (“ALJ”) ruled against LSI and in favor of the respondents, determined that the ‘335 patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the ALJ’s determination on patent invalidity. In March 2010, the ITC issued a notice of final determination that there was no violation of Section 337, ruling that the LSI ‘335 patent claims were invalid, and terminated the ITC investigation.

LSI appealed the final determination to the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”).  While that appeal was pending, the ‘335 patent expired.  The ITC moved to dismiss LSI's appeal as moot, which LSI conceded.  In November, 2010, the Federal Circuit issued an order vacating the ITC’s final determination and remanded the investigation to the ITC with instructions to dismiss the Investigation as moot.

LSI also previously filed an action for patent infringement of the ‘335 patent against us and other corporations in the United States District Court for the Eastern District of Texas, which action was stayed pending the conclusion ITC Investigation. There are currently eight party defendants in the Texas district court action.  The Texas action can proceed even though the ‘335 patent has expired, limited to damages that accrued prior to expiration of the '335 patent.   The ITC determination, which was dismissed as moot, does not have a preclusive effect on the Texas District Court. The Company cannot predict the outcome thereof or estimate any losses that may be incurred therefrom, which could have a material and adverse effect on the Company’s business and financial position.

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

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2010, except as disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange (TASE) under the symbol “TSEM”.

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Global Market and Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
April 2011	1.45	1.30	5.07	4.58
February 2011	1.49	1.34	5.49	4.90
January 2011	1.54	1.35	5.43	4.93
December 2010	1.46	1.34	5.27	4.85
November 2010	1.69	1.36	6.00	4.92
October 2010	1.49	1.34	5.34	4.88
First quarter 2011	1.54	1.15	5.49	4.10
Fourth quarter 2010	1.69	1.34	6.00	4.85
Third quarter 2010	1.66	1.25	6.12	5.04
Second quarter 2010	1.74	1.25	6.48	4.90
First quarter 2010	1.87	0.99	7.02	3.71
Fourth quarter 2009	1.18	0.89	4.51	3.35
Third quarter 2009	1.49	0.33	5.13	1.36
Second quarter 2009	0.39	0.19	1.49	0.84
First quarter 2009	0.24	0.13	1.02	0.50
2010	1.87	0.99	7.02	3.71
2009	1.49	0.13	5.13	0.50
2008	1.45	0.09	5.50	0.36
2007	2.08	1.20	8.88	5.25
2006	2.18	1.22	9.14	5.11

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders.  Two or more shareholders holding at least 33% of the voting rights personally or by proxy will constitute a quorum for the meeting.  Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Companies Law pursuant to procedures established by the Board of Directors.  Resolutions regarding the following matters shall be passed by an ordinary majority of those voting at the general meeting.

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

The Companies Law

We are subject to the provisions of the Companies Law.  The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  Each person listed in the table in “Item 6.  Directors, Senior Management and Employees” above is an office holder.  Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and following the Amendment Date, of the audit committee as well.  With the exception of compensation of external directors in an amount specified in the regulations adopted under the Companies Law, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

The Companies Law requires an office holder to promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants (and following the Amendment Date, siblings and parents as well) and the spouse of any of the foregoing, or any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee, board of directors and shareholders.  For example, the Companies Law requires that agreements regarding the terms of compensation, insurance or indemnification of directors be approved by the company’s audit committee, board of directors and shareholders, and following the Amendment Date, agreements regarding the terms of compensation, insurance or indemnification of officers will need to be approved by the company’s audit committee (or compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee) and board of directors. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders.  Subject to exceptions set forth in the Companies Law, an office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter. Following the Amendment Date,and subject to exceptions set forth in the Companies Law, any person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of controlling shareholders require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholder approval must either include at least one-third (and following the Amendment Date, one-half) of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent (and following the Amendment Date, two percent) of the voting rights in the company.

Following the Amendment Date, agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Amendment Date will need to be re-approved by the proper corporate actions at the expiration of three years from the date on which they approved, even though they were properly approved prior to the passing of the amendment to the Companies Law. The Companies Law allows companies to re-approve such transactions within six months of the Amendment Date.

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

Tender Offer.    A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company, and (following the Amendment Date) more than half of the shareholders without a personal interest in accepting the offer tendered their shares, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital; provided, however, that following the Amendment Date, if the dissenting shareholders constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding this threshold requirement for a shareholder that on February 1, 2000 held over 90% of the public Israeli company’s issued and outstanding share capital.  Shareholders may petition the court to alter the consideration for the acquisition (provided, however, that following the Amendment Date and subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right).

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

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days prior notice.  Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided, however, that following the Amendment Date, if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the  approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent).  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be consummated unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies.

Companies Law Amendment

As stated above, a recent amendment of the Companies Law, made certain changes to the rules of corporate governance, which changes were described above. Additional changes to the Companies Law which were not described above include:

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law; we are currently determining the applicability of such code to our company.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Companies Law.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of this amendment.

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968 (the “Israeli Securities Law”) came into effect (the “Securities Law Amendment”), which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Global Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority ("ISA") to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officers is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We are currently examining the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by this amendment.

NASDAQ Marketplace Rules and Home Country Practices

As permitted by the NASDAQ Marketplace Rules in lieu of certain corporate governance requirements we have chosen to follow the practices of our home country with respect to the following:

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

Material Contracts

For information regarding material contracts see Notes 6, 11, 12, 15 and 16 to our consolidated financial statements and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

Taxation

The below discussion does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions which might apply to our securities or to reflect the views of the relevant tax authorities, and it is not meant to replace professional advice in these matters.  The below discussion is based on current, applicable tax law, which may be changed by future legislation or reforms.  Non-residents should obtain professional tax advice with respect to the tax consequences of holding or selling our securities under the laws of their countries of residence of holding or selling our securities.

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

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our debentures will, in general, be subject to Israeli tax of up to 20% if received by an individual.  This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the interest is recorded or should be recorded in the individual’s accounting books, if the recipient is a substantial shareholder of our company, if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual’s Israeli taxable income, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties.  In such cases the regular rate of tax on Interest and OID of up to 45% will apply to the individual in 2010.  Interest and OID paid to corporations will be subject to corporate tax at the rate of 25% in 2010 (see above).

Beginning on January 1, 2009, interest, OID or inflation linkage differentials paid to a foreign resident which does not have a permanent establishment in Israel, on debentures issued by an Israeli corporation and which are traded on the TASE, are generally exempt from taxes. However, this exemption from taxes will not apply if the recipient is a substantial shareholder of the corporation, if the recipient is an affiliate of the issuer of the debentures, or if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the Payment was not affected by the relationship between the parties. Where interest, OID or inflation linkage differentials are taxable in the hands of a non-resident tax will be withheld at source at a rate of 25%, unless a lower rate applies according to a relevant tax treaty.

Under regulations promulgated as part of the 2006 Tax Reform, withholding tax at source from debenture interest and OID paid to Israeli resident individuals will, in general, be at a rate of 20%.  However, if the individual receiving the interest and OID is a substantial shareholder, an employee, supplier or service provider of the company, tax will be withheld at the marginal rates applicable to individuals.  Corporations will be subject to withholding tax at the applicable rate of corporate tax as set out above.    In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our debentures to a US treaty resident (other than a US bank, savings institution or company or with respect to payments attributed to a permanent establishment in Israel) is 17.5%.

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

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Recently, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain industrial Companies (requirement of a minimum export of  25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development  Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

Risk of Interest Rate Fluctuation

We have market risk exposure to changes in interest rates on our debt obligations with floating interest rates.  We have entered into debt obligations to support our capital expenditures and needs.  From time to time we enter into interest rate collar agreements to modify our exposure to interest rate movements and to reduce our borrowing costs.  These agreements limit our exposure to the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a limited variable rate.

We are subject to interest rate exposure in connection with $146 million debt outstanding as of March 31, 2011 under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 2.75% per annum  and in connection with $22 million of Jazz's bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the USD LIBOR rate (as defined in such loan agreement) plus a margin ranging from 2.25% to 2.75% per annum. The interest rate as of December 31, 2010 on approximately $93 million loans ranged from 2.80% to 3.10%. The $93 million includes $71 million loans under the Tower amended facility agreement not subject to the collar agreement and $22 million loans under the Jazz loan agreement.  The interest rate of the additional $90 million loans covered by collar agreement was 5.55%, including the results of our hedging activities effective as of December 31, 2010. Following the 2010 definitive agreements with the Israeli Banks, as amendment in February 2011, the loans under the Tower amended facility agreement are repayable in 10 equal consecutive quarterly installments between September 2013 and December 2015, subject to certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, following which, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified, of which $15 million was paid as of March 31, 2011.

As of December 31, 2010, we had outstanding collar agreements in the amount of $90 million which will expire in June 2012.

Our collar agreements resulted in a loss of $1.4 million in the year ended December 31, 2010.  As of December 31, 2010, the fair value of these agreements was a $1.8 million unrealized loss.

During 2008 we entered into collar agreements in the amount of $120 million, effective June 2009 of which $90 million are outstanding as of December 31, 2010. The terms of these collar agreements are as follows: if the USD LIBOR is below the floor level of 2.8% we will pay total interest at the fixed rate of 5.55% (the 2.8% floor rate plus 2.75% under the Tower amended facility agreement); if the USD LIBOR is between 2.8% and a range between 5.01% and 5.6%, we will pay total interest at the actual USD LIBOR plus 2.75%; if the USD LIBOR is higher than the range of 5.01% and 5.6%, we will pay total interest at a fixed rate of between 7.8% and 8.35% (the cap level plus 2.75%).

Under current terms of Tower's loans and the collar agreements and Jazz's loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2010 (from 0.30% to 0.33%), will not have a material effect on our yearly interest payments in 2011. For each 10% upward shift in the USD LIBOR rate in the range between the floor level and the cap level, (from 4.5% to 4.95%, for example), our yearly interest payments will increase by approximately $0.8 million.

Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

Foreign Exchange Risk

We are exposed to the risk of fluctuation in the NIS/US dollar exchange rate with respect to Tower's debentures issued in 2006 and 2007. As of December 31, 2010 the adjusted outstanding principal amount of these debentures was $110.2 million. The dollar amount of our finance costs (interest and currency adjustments) related to these debentures will be increased if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well. If the devaluation of the NIS against the dollar is greater than the rate of inflation in Israel, the dollar amounts we may raise on the date of exercising our NIS denominated options linked to the CPI will be decreased.

From the date of the issuance of the 2006 convertible debentures in June 2006 until December 31, 2010, the Israel consumer price index increased by 12.6% while the US dollar/NIS exchange rate decreased by approximately 20%. From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2010, the Israel consumer price index increased by approximately 13% while the US dollar/NIS exchange rate decreased by approximately 16%.

The convertible debentures issued in 2005 are denominated in USD and bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 2012. The convertible debentures issued in 2006  carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value. The debentures issued in 2007 bear annual interest at a fixed rate of 8.0% and repayable starting 2011. The convertible debentures issued in 2010 are fully linked to the USD bear annual interest at the rate of 7.8%, and are  due in December 2015 and December 2016. The Old and New Notes issued by Jazz are denominated in USD, bear interest at a rate of 8% per annum payable twice a year. The Old notes mature on December 31, 2011 and the New Notes mature on June 2015. Therefore, we are not subject to cash flow exposure to interest rate fluctuations with respect to the debentures or notes. However, in the event that the actual market interest rates are lower than the interest rate provided under the debentures or notes, our actual finance costs would be higher than they otherwise could have been had our debentures or notes provided for interest at a floating interest rate.

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

In order to mitigate our exposure to the risk of fluctuations in the NIS/US dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, Tower entered into option transactions. As of December 31, 2010 Tower had $18.0 million open exchange rate agreements which will expire throughout 2011. No material profit or loss was recorded from these transactions in 2010. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable Israeli banks.

Assuming a 10% revaluation of the NIS against the US dollar on December 31, 2010 (from 3.549 to 3.194), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees) would be higher by approximately $14 million.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Risks Related to Obligations Indexed to our Own Securities.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16B.    CODE OF ETHICS

We adopted a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions.  We have posted our code of ethics on our website, www.towerjazz.com under “About Tower”.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents payments fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2010	2009
	(US Dollars In Thousands)
Audit fees (1)	565	498
Audit Related Fees (2)	86	193
Tax fees (3)	26	75
	677	766

(1)
Audit fees consist of fees for professional services rendered for the audit of our financial statements, services in connection with statutory and regulatory filings and engagements (including review of Forms 20-F, 10-K, 10-Q, F-1, F-3, F-4, 6-k and S-8 and SOX), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

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

(3)	Tax fees consist of fees for tax compliance services.

Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.  All of the non-audit services provided in 2010 and 2009 were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation S-X.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

2.1           Registration Rights Agreement, dated January 18, 2001, by and between SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.  (incorporated by reference to exhibit 2.2 to the 2000 Form 20-F).

2.2           Form of Indenture (incorporated by reference to exhibit 4.2 to the Registrant’s Amendment No. 6 to the Registration Statement on Form F-1/A No. 333-126909 (the “Form F-1 No. 333-126909”).

2.3           Form of Series I Warrant (incorporated by reference to exhibit 99.6 of the March 2007 Form 6-K).

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

4.6           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.7           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

4.8           Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

4.9           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

4.10           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

4.11           Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

4.12           Jazz Technologies, Inc. 2006 Equity Incentive (incorporated by reference to Exhibit 4.5 of the 2008 Form S-8)

4.13           Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8)

4.14           Form of Option Agreement under the Jazz Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the 2008 Form S-8)

4.15           CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

4.16           Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

4.17           Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

4.18           Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

4.19           Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form 6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the “November 2006 Form 6-K”)).

4.20           2009 Chairman Share Incentive Plan

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

4.29           Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.30           Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K)

4.31           Facility Agreement, as amended and restated by the parties through September 29, 2008. (incorporated by reference to Exhibit 4.86 to the 2008 20-F)

4.32           Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.87 to the 2008 20-F)

4.33           Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.88 to the 2008 20-F)

4.34           Conversion Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.89 to the 200820-F)

4.35           Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.90 to the 2008 20-F)

4.36           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.91 to the 2008 20-F)

4.37           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.92 to the 2008 20-F)

4.38           Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.39           Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4. 40           Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.95 to the 2008 20-F)

4.41           Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.96 to the 2008 20-F)

4. 42           Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F)

4. 43           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F)

4. 44           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F)

4. 45           Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F)

4.46           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F)

4.47           Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009. (incorporated by reference to Exhibit 4.102 to the 2008 20-F)

4.48           Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009, Amendment No. 1 dated August 27, 2009 and Amendment No. 2 dated February 4, 2010 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3, respectively, of the February 5, 2010 Form 6-K).

4.49           Amendment No. 3 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009 (incorporated by reference to Exhibit 99.1 to the April 23, 2010 6-K).

4.50           Amendment No. 4 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated November 15, 2010 (incorporated by reference to Exhibit 99.1 to the December 12, 2010 6-K)

4.51           Amendment No. 5 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated April 8, 2011 (incorporated by reference to Exhibit 99.1 to the April 28, 2011 6-K).

4.52           Exchange Agreement dated July 9, 2010 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC, Zazove Associates, LLC and certain holders of the Registrant’s 8% Senior Notes due 2011 – Incorporated by reference to Exhibit 10.48 to Jazz Technologies’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

4.53           Indenture dated July 15, 2010 by and among Jazz Technologies, Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association – Incorporated by reference to Exhibit 4.15 to Jazz Technologies’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

4.54           Warrant Agreement dated July 15, 2010 between Tower Semiconductor, Ltd. and American Stock Transfer & Trust Company, LLC as warrant agent

4.55           Form of Series J Warrant

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

TOWER SEMICONDUCTOR LTD.

By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

May 17,  2011

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s Board of Directors and management.   Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductor Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 13, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 13, 2011

F - 1.1

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES - INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 13, 2011 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 13, 2011

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	December 31,	December 31,
	2010	2009

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$100,375	$81,795
Interest bearing deposits, including designated deposits	98,007	--
Trade accounts receivable	67,415	40,604
Other receivables	5,344	2,520
Inventories	42,512	32,250
Other current assets	8,422	10,304
Total current assets	322,075	167,473

LONG-TERM INVESTMENTS	31,051	29,361

PROPERTY AND EQUIPMENT, NET	375,325	371,400

INTANGIBLE ASSETS, NET	54,247	67,601

GOODWILL	7,000	7,000

OTHER ASSETS , NET	12,030	8,002

TOTAL ASSETS	$801,728	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of debentures	$122,179	$7,000
Trade accounts payable	48,656	42,012
Deferred revenue and short-term customers' advances	40,273	24,696
Other current liabilities	38,914	23,652
Total current liabilities	250,022	97,360

LONG-TERM LOANS FROM BANKS	111,882	187,606

DEBENTURES	247,598	241,207

LONG-TERM CUSTOMERS' ADVANCES	9,257	8,262

OTHER LONG-TERM LIABILITIES	65,187	60,388
Total liabilities	683,946	594,823

SHAREHOLDERS' EQUITY	117,782	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$801,728	$650,837

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2010	2009	2008

REVENUES	$509,262	$298,812	$251,659

COST OF REVENUES	402,077	325,310	296,513

GROSS PROFIT (LOSS)	107,185	(26,498)	(44,854)

OPERATING COSTS AND EXPENSES

Research and development	23,876	23,375	14,969
Marketing, general and administrative	39,986	31,943	33,223
Write-off of in-process research and development	--	--	1,800
Merger related costs	--	--	520
Fixed assets impairment	--	--	120,538

	63,862	55,318	171,050

OPERATING PROFIT (LOSS)	43,323	(81,816)	(215,904)

FINANCING EXPENSE, NET	(72,925)	(45,710)	(17,566)

GAIN ON DEBT RESTRUCTURING	--	--	130,698

OTHER INCOME (EXPENSE), NET	65	2,045	(918)

LOSS BEFORE INCOME TAX	(29,537)	(125,481)	(103,690)

INCOME TAX BENEFIT (EXPENSE)	(12,830)	5,022	(1,455)

LOSS FOR THE PERIOD	$(42,367)	$(120,459)	$(105,145)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(0.18)	$(0.71)	$(0.78)

Weighted average number of ordinary shares outstanding - in thousands	235,320	170,460	134,749

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated
	Ordinary shares		Additional		Cumulative		Other
	Shares-		paid-in	Capital	stock based	Treasury	comprehensive	Accumulated	Comprehensive
	in thousands	Amount	capital	notes	compensation	stock	gain (loss)	deficit	income (loss)	Total
BALANCE - JANUARY 1, 2008	125,526	$29,771	$631,018	$176,401	$13,601	$(9,072)	$(370)	$(796,640)		$44,709

Issuance of shares and warrants	34,257	9,699	37,045							46,744
Conversion of convertible debentures to shares	1,543	459	1,692							2,151
Employee stock-based compensation					6,127					6,127
Reclassification of bifurcated conversion
option to shareholders' equity			3,907							3,907
Capital notes				115,071						115,071
Other comprehensive loss							(1,997)		(1,997)	(1,997)
Loss for the year								(105,145)	(105,145)	(105,145)
Comprehensive loss									(107,142)

BALANCE - DECEMBER 31, 2008	161,326	$39,929	$673,662	$291,472	$19,728	$(9,072)	$(2,367)	$(901,785)		$111,567

Issuance of shares and warrants	36,114	9,572	24,534							34,106
Conversion of convertible debentures to shares	2,796	744	3,357							4,101
Employee stock-based compensation					2,841					2,841
Exercise of options	25	6	15							21
Stock-based compensation, Note 16B(5)			3,829							3,829
Reclassification of options and warrants			(13,661)					12,800		(861)
Capital notes				20,000						20,000
Other comprehensive loss							869		869	869
Loss for the year								(120,459)	(120,459)	(120,459)
Comprehensive loss									(119,590)

BALANCE - DECEMBER 31, 2009	200,261	$50,251	$691,736	$311,472	$22,569	$(9,072)	$(1,498)	$(1,009,444)		$56,014

Issuance of shares and warrants	42,573	11,336	47,454							58,790
Conversion of convertible debentures to shares	21,042	5,661	28,783							34,444
Tax benefit relating to stock based compensation			212							212
Employee stock-based compensation					6,413					6,413
Exercise of options	2,960	805	324							1,129
Stock-based compensation, Note 16B(5)			2,478							2,478
Other comprehensive loss							669		669	669
Loss for the year								(42,367)	(42,367)	(42,367)
Comprehensive loss									(41,698)

BALANCE - DECEMBER 31, 2010	266,836	$68,053	$770,987	$311,472	$28,982	$(9,072)	$(829)	$(1,051,811)		$117,782

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2010, NOTE 16D	265,536

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2010	2009	2008

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(42,367)	$(120,459)	$(105,145)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	--	--	(130,698)
Loss from notes exchange, net	2,350	--	--
Depreciation and amortization	143,023	143,404	138,808
Effect of indexation, translation and fair value measurement on debt	26,208	3,131	(6,937)
Fixed assets impairment	--	--	120,538
Other expense (income), net	(65)	(2,045)	918
Write-off of in-process research and development	--	--	1,800
Changes in assets and liabilities:
Trade accounts receivable	(28,061)	5,256	15,666
Other receivables and other current assets	133	234	6,407
Inventories	(10,262)	8,649	(6,178)
Trade accounts payable	(2,834)	(6,185)	(5,119)
Deferred revenue and customers' advances	16,572	15,435	(13,522)
Other current liabilities	13,445	(5,595)	(7,224)
Other long-term liabilities	3,303	(4,576)	3,247
Net cash provided by operating activities	121,445	37,249	12,561

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(105,189)	(28,066)	(87,224)
Proceeds related to sale and disposal of property and equipment	600	--	--
Acquisition of subsidiary consolidated for the first time (a)	--	--	2,616
Investments in other assets, intangible assets and others	(1,521)	(1,472)	(1,004)
Interest bearing deposits, including designated deposits	(98,007)	--	--
Net cash used in investing activities	(204,117)	(29,538)	(85,612)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	--	--	52,000
Proceeds on account of shareholders' equity	158,825	52,922	21,440
Debts repayment	(57,599)	(13,670)	(10,179)
Net cash provided by financing activities	101,226	39,252	63,261

Effect of foreign exchange rate change	26	(73)	159

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,580	46,890	(9,631)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	81,795	34,905	44,536

CASH AND CASH EQUIVALENTS - END OF PERIOD	$100,375	$81,795	$34,905

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2010	2009	2008
NON-CASH ACTIVITIES

Investments in property and equipment	$7,896	$5,703	$11,667
Conversion of long term debt and convertible debentures to capital notes	$--	$--	$95,071
Conversion of convertible debentures to share capital and exercise of warrant	37,567	$4,101	$2,151
Reclassification of warrant to shareholders' equity	$--	$404	$3,907
Stock based compensation to the Banks	$2,478	$3,829	$--
Issuance of shares and warrants relating the merger with Jazz	$--	$--	$46,744

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$21,641	$25,717	$18,520
Cash paid during the period for income taxes	$3,757	$2,010	$7

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME:

Assets and liabilities of the subsidiary as of September 19, 2008:

Working capital (excluding cash and cash equivalents)			$(1,086)
Fixed assets			95,244
Long-term investments			17,100
Intangible assets			59,500
Other assets			66
Convertible debenture			(108,600)
Long-term liabilities			(22,640)
Goodwill			7,000
			46,584
Less :
Issuance of share capital and warrants			46,744
Accrued merger related costs			2,456
			49,200
			$2,616

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1          -     DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, providing sales support services in the United States and Jazz Technologies (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”. Tower and its wholly-owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

The Company is a pure-play independent specialty wafer foundry manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. The Company provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal, RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, the Company maintains two manufacturing facilities in Israel and one in the U.S. with additional manufacturing capacity available in China.

Tower’s ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

During the past seven quarters, the Company experienced  business, financial and economic improvement, as reflected by the improvement in the Company’s revenue, gross profit, operating profit, net profit/ loss and cash flow from operating activities as compared to the period prior to mid 2009 which was negatively affected by the global economic downturn that commenced in 2008. However, market analysts are currently cautious in regards to the global economic conditions forecasted for 2011 and beyond, and there can be no assurance that the improvement in the Company’s business and financial position will continue and there is no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/or in the global economy, may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. Another downturn in the semiconductor industry and/or in the global economy may adversely affect the Company’s plans to continue its capacity growth and to explore expansion opportunities, and the Company’s future financial results and position, including its ability to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1           -     DESCRIPTION OF BUSINESS AND GENERAL (cont.)

The Company continues to work in various ways to fund its growth plans in order to continue its capacity growth and to explore expansion opportunities and fulfill its debt obligations and other liabilities, including, among others, debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. In June 2010, Jazz entered into an agreement with Wells Fargo to extend $45,000 of revolving credit lines to September 2014, and in July 2010 Jazz entered into an agreement to exchange approximately $80,000 of convertible bonds originally due 2011 for newly issued non-convertible notes due June 2015. Further, during 2010, Tower signed and closed definitive agreements with the Israeli Banks to re-schedule its loans and raised approximately $100,000 through the issuance of long-term convertible debentures repayable in two equal installments on December 2015 and December 2016, see details in Notes 6C, 11B, 12, 16F, 16I-L.

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

The Company’s consolidated financial statements include the financial statements of Tower and its wholly-owned subsidiaries, which include its sales support subsidiary in the United States and Jazz. The Company’s consolidated financial statements include the results of Jazz from September 19, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

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

Technology

The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies commonly used in the industry. Amortization phases commence on the dates on which each of the Fab2 manufacturing lines is ready for its intended use. Fab 2 technologies are presented net of accumulated amortization as of December 31, 2010 and 2009 in the amounts of $91,749 and $82,849, respectively.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Notes 15A(7) and 15C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 Debt with Conversion and Other Options (formerly “APB 14”), the proceeds from the sale of securities are allocated to each security issued based on their relative fair value.

ASC Topic 815 "Derivatives and Hedging" generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is that if the embedded conversion feature is both indexed to and classified in the Company's equity.

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

We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. Due to the material losses carryforward of Tower as of December 31, 2010 and uncertainties with regard to its utilization in the future, a valuation allowance was created on such deferred tax assets in Tower, however deferred tax assets were recorded in Jazz, see Note 19C.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

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

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance; hence, collection of payment for services is reasonably assured.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering and other services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative selling price of each element. An element is recognized separately when the undelivered elements are not essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until services are rendered, products are shipped to the customer, or the capacity reservation period ends.

Revenue relating to a turn-key agreement with an Asian entity (as detailed in Note 15D(3)) are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using the percentage of completion method. Measurement of the percentage toward completion is determined, based on the ratio of actual labor hours incurred to total labor hours estimated to be incurred over the duration of the contract.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement has been met.

M.	Earning (loss) Per Ordinary Share

Basic earnings per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of Tower, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

N.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, “Comprehensive Income”, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

O.	Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar (“dollar”). Accordingly, the dollar is the functional and reporting currency. Financing expenses, net in 2010 and 2009 include net foreign currency transaction losses of $8,188 and $4,952, respectively. Financing expenses, net in 2008 includes net foreign currency transaction gains of $2,401.

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

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Application of ASC Subtopic 360-10 Property, Plant, and Equipment, resulted in an impairment charge which was recorded during 2008, see Note 6B.

Impairment of Goodwill

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS). Instruments settled with Tower's shares, that are denominated in a currency other than the Company's functional currency are not eligible to be included in equity.

T.	Classification of liabilities and equity

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity. The amendment sets the criteria as to when an instrument that may be settled in the company's shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

Upon initial adoption in January 1, 2009, the Company identified several instruments that are affected by the amendment all of which were, before the adoption, classified in equity and upon the adoption were reclassified from equity to liabilities. These instruments include warrants and a previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in New Israel Shekels (“NIS”). At the date of adoption and in accordance with the transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earnings is as follows:

January 1, 2009
Additional paid in capital	$(14,065)
Retained earnings	12,800
Fair value reclassified to liability	$(1,265)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Initial Adoption of New Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances that  liabilities are measured at fair value, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses the quoted price of the identical or similar liability or identical or similar liability when traded as an asset (which would be considered Level 1 fair value measurement); or (2) another valuation technique that is consistent with the principles of Topic 820. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. The adoption of this update did not impact the Company’s consolidated financial position, results of operations or cash flows.

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Initial Adoption of New Standards (cont.)

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

ASU 2010-25 - Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued this ASU to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Existing guidance requires participant loans to be classified as plan investments, which are generally measured at fair value.

The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The ASU did not have any influence on the company's results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards

ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued this ASU to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.

The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The ASU is not expected to have an influence on the company's results of operations.

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued this ASU to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired.

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards (cont.)

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (cont.)

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.

Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The ASU is not expected to have any material effect on the company's results of operations.

ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards (cont.)

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

W.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2010 presentation.

NOTE 3           -     OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2010	2009
Government agencies	$4,210	$2,267
Others	1,134	253
	$5,344	$2,520

NOTE 4           -     INVENTORIES

Inventories consist of the following:

	As of December 31,
	2010	2009
Raw materials	$16,560	$10,294
Work in process	21,989	17,743
Finished goods	3,963	4,213
	$42,512	$32,250

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $6,527 and $3,107 as of December 31, 2010 and 2009, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 5           -     LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2010	2009
Severance pay funds (see Note 14B)	$12,465	$12,078
Investment in HHNEC (see below)	17,100	17,100
Others, see investment in limited partnership below	1,486	183
	$31,051	$29,361

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

Investment in HHNEC:

Jazz holds an equity investment in HHNEC (Shanghai Hua Hong NEC Electronics Company, Ltd.). As of December 31, 2010, the investment represented a minority interest of approximately 10% in HHNEC, hence the investment in HHNEC was recorded at fair value as of the date of the Jazz Merger and subsequently carried using the cost method of accounting for investments, as Jazz does not have the ability to exercise significant influence.

As part of  Jazz's acquisition of a 10% interest in HHNEC, Jazz was obligated to pay additional amounts to former stockholders of Jazz Semiconductor if it would have realized proceeds in excess of $10,000 from a liquidity event through February 16, 2010. In that event, Jazz would have been obligated to pay the former Jazz Semiconductor stockholders an amount equal to 50% of the proceeds over $10,000. No liquidity event occurred on or before February 16, 2010, and accordingly, that obligation has expired.  Jazz has no further obligation to pay the former Jazz Semiconductor shareholders any amount realized from a liquidity event relating to its interest in HHNEC.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6           -     PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
Cost:	2010	2009
Buildings (including facility infrastructure)	$264,277	$263,506
Machinery and equipment , see B below	1,050,842	1,033,563
Advances on account on property and equipment, net	25,420	--
	1,340,539	1,297,069
Accumulated depreciation
Buildings (including facility infrastructure)	122,355	106,363
Machinery and equipment	842,859	819,306
	965,214	925,669
	$375,325	$371,400

Supplemental disclosure relating to cost of property and equipment:

(1)	As of December 31, 2010 and 2009, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $250,719 and $265,587, respectively.

(2)	Depreciation expenses, in relation to Fab 2 property and equipment were $65,952, $80,998 and $94,211 in 2010, 2009 and 2008, respectively.

(3)	Depreciation expenses, in relation to Jazz property and equipment were $27,736 and $18,808 in 2010 and 2009, respectively.

B.	Fixed Assets Impairment

Machinery and equipment presented above are net of impairment charges. Due to the  worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry that resulted in global decreased demand, downward price pressure and excess inventory (see also Note 1), Tower determined during 2008 that the events and circumstances indicate that the carrying amount of its machinery and equipment may not be recoverable. In accordance with ASC 360-10 Property, Plant and Equipment, Tower tested the recoverability of its machinery and equipment based, among others, on its business plan and market conditions, and determined that the carrying amounts of its machinery and equipment may not be recoverable. Tower evaluated the fair value of its machinery and equipment and determined that the carrying amounts exceed the fair values by $120,538. Tower recorded a charge in that amount in a separate line in its 2008 statement of operations.

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

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of Tower’s plant. The approval certificate for the program entitled Tower to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction to Fab 2, market conditions and slower than planned ramp-up, Tower completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. In December 2007, Tower submitted the final report in relation to the program.

Under Israeli law, Tower’s non-completion of total qualified investments of $1,250,000 by December 31, 2005 may permit the Investment Center to require Tower to repay all or a portion of grants already received. The Company believes that it is improbable that the Investment Center would demand that Tower repay all or a portion of grants already received, due to its non-completion of such investments by December 31, 2005. See also Note 19A.

Any failure by Tower to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants and tax benefits to which Tower is entitled and in the Investment Center requiring Tower to repay all or a portion of grants already received.

Tower has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006, as a result of which it has recently been notified by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which it will receive up to NIS 150,000,000, related to investments in fixed assets entitled for grant. This resolves the open discussions with regard thereto held during the past years between Tower and the Investment Center. The Investment Center Committee approval is to be followed by an official approval certificate to be provided to Tower by the Israeli Investment Center. Such approval certificate will include the details and exact terms of the grants. As of the approval date of the financial statements, Tower cannot estimate when it will receive the approved grants.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6           -     PROPERTY AND EQUIPMENT, NET (cont.)

C.	Investment Grants (cont.)

Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

D.	For liens, see Notes 11D and 15D(2).

NOTE 7            -     INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	Useful Life	2010	2009
Real estate lease	19	$29,359	$31,171
Technologies in relation to Fab 2	4	5,997	14,897
Patents and other core technology rights	9	11,264	12,941
Trade name	9	3,879	4,456
Customers relationship	15	2,204	2,378
Technology	9	969	1,083
Others		575	675
		$54,247	$67,601

In process research and development in the amount of $1,800 was immediately written off and included in a separate line in the statement of operations for 2008.

NOTE 8           -     OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2010	2009
Prepaid long-term land lease, net (see Note 15C)	$4,261	$4,382
Debentures issuance expenses, net and deferred financing charges	6,053	2,485
Prepaid expenses - long-term and others	1,716	1,135

	$12,030	$8,002

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 9           -     ASSET-BASED REVOLVING CREDIT FACILITY

On September 19, 2008, Jazz Technologies entered into a Second Amended and Restated Loan and Security Agreement, as guarantor of its subsidiary Jazz Semiconductor, Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent, and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility in the total amount of up to $55,000. In December 2008, Wells Fargo acquired Wachovia Corporation, its businesses and obligations and therefore now administers the Loan Agreement as administrative agent.

In June 2010, Jazz entered into an amendment to the Loan Agreement, pursuant to which, the maturity date of the revolving credit facility was extended to September 2014, with available credit under the facility of up to $45,000. The borrowing availability varies according to the levels of the borrowers’ accounts receivable, eligible equipment and other terms and conditions described in the Loan Agreement. Loans under the facility will bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the agreement) plus a margin ranging from 2.25% to 2.75% per annum.

The Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Loan Agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2010, Jazz was in compliance with all of the covenants under this Loan Agreement.

Borrowing availability under the Loan Agreement as of December 31, 2010, was approximately $7,000. Outstanding borrowings were $22,000 and $1,600 of the facility supporting outstanding letters of credits on that date. Jazz considers borrowings of $10,000 to be long-term debt as of December 31, 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 10           -   OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2010	2009
Accrued compensation and benefits	$12,343	$10,329
Vacation accrual	6,680	5,426
Interest payable (primarily in relation to debentures)	6,250	1,260
Other (*)	13,641	6,637
	$38,914	$23,652

(*)
As of December 31, 2009 includes $745 of 5.2 million warrants (“Series 5 Warrants”) issued in 2006, exercisable through December 2010, at an exercise price of NIS 9.48 linked to the CPI. Series 5 Warrants were classified as liabilities due to the exercise price denominated in NIS which is not the Company's functional currency. Series 5 Warrants expired unexercised in December 2010.

NOTE 11           -   LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31, 2010
	Effective interest rate (*)
In U.S. Dollar	2.8-3.1%	$93,055
In U.S. Dollar	5.55%	90,000
Total long-term debt from Banks-principal amount		183,055
Fair value adjustments		(41,173)
Total long-term debt from Banks		141,882
Current maturities		30,000
		$111,882

	As of December 31, 2009
	Effective interest rate (*)
In U.S. Dollar	2.75%	$117,120
In U.S. Dollar	5.30%	120,000
Total long-term debt from Banks-principal amount		237,120
Fair value adjustments		(42,514)
Total long-term debt from Banks		$194,606
Current maturities		7,000
		$187,606

(*)
The effective interest rate as of December 31, 2010 and 2009 of loans in the amount of $90,000 and $120,000, respectively, takes into account the terms of the economic hedging agreements described in Note 13A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11           -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement

Introduction

In January 2001, Tower entered into a credit facility agreement with two Israeli Banks, which was revised several times, to fund the establishment and equipping of Fab 2 (“Facility Agreement”), under which the outstanding debt as of December 31, 2010, is approximately $161,000, and the annual interest rate is the three-month USD LIBOR plus 2.75%. For details, see below.

September 2006 Amendment

In September 2006, Tower signed definitive agreements with the Israeli Banks and TIC. Pursuant to the agreements, among other things:

(i)
$158,000 of the then current debt under the Facility Agreement was converted into equity equivalent capital notes of Tower, at a conversion ratio of $3.04 per share, representing twice the average closing price per share during the ten days prior to signing the Memorandum of Understanding (“MOU”) that preceded the final amendment.

(ii)
The interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006 (the “Decreased Amount”). As compensation for the Decreased Amount and subject to adjustment, it was agreed that in 2011 the Israeli Banks would be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of Tower's ordinary shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If during the second half of 2010, the closing price Tower's ordinary shares on every trading day during this period exceed $3.49, then the Israeli Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. In September 2008 the Decreased Amount was reduced, see below “September 2008 Definitive Agreement with the Israeli Banks and TIC”.

  On February 2011 the Company issued approximately 8.5 million shares to the Israeli Banks in consideration for such Decreased Amount.

(iii)
TIC invested $100,000 in Tower in exchange for approximately 65.8 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share during the ten days prior to signing the MOU that preceded the final agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11           -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

September 2008 Definitive Agreement with the Israeli Banks and TIC

In September 2008, Tower signed and closed definitive agreements with the Israeli Banks and TIC. Pursuant to the agreements: (i) $200,000 of Tower's then existed debt to the Israeli Banks was converted into equity equivalent capital notes of Tower at a conversion ratio of $1.42, exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of Tower’s public announcement regarding its debt conversion negotiations with the Israeli Banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012 (which was further revised in the “August 2009 amendment to the Facility Agreement” and “2010 definitive agreements with the Israeli Banks” below); (iii) interest payments owed to the Israeli Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Israeli Banks’ loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the Israeli Banks’ loans was set to be USD LIBOR plus 2.5% per annum; (v) the compensation for the Decreased Amount agreed to in the September 2006 amendment was revised pro-rata to the decreased loans; (vi) the Israeli Banks waived in full Tower’s compliance with financial covenants through the end of 2008; (vii) $50,000 of debt owed by Tower to TIC (consisting of $30,000 owed under a loan facility and $20,000 of Tower’s convertible debentures series B held by TIC) were converted into equity equivalent capital notes at a conversion ratio of $1.42 exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20,000 in Tower in exchange for approximately 28.2 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

August 2009 amendment to the Facility Agreement

During 2009, the Israeli Banks and Tower entered into an amendment to the Facility Agreement to: (i) postpone the repayment schedule of the outstanding loans, to be repaid in 8 equal quarterly installments from September 2011 until June 2013; (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009; and (iii) provide for the payment by Tower upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from a certain source, of a portion of such proceeds on account of the outstanding loans prior to the due date specified above. As part of the terms of the amendment, Tower agreed to extend the Israeli Banks’ existing warrants to June 2013, grant the Israeli Banks new warrants in three annual tranches of $1,000 each, at a quantity and price to be calculated based on the market stock price prior to any such grant and pay the Israeli Banks fees in the aggregate amount of $350.

2010 Definitive Agreements with the Israeli Banks

During 2010, Tower signed and closed definitive agreements with the Israeli Banks, as amended in February 2011, pursuant to the agreements: (1) Tower pre-paid a total of approximately $50,000 of its loans; (2) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans totaling approximately $161,000, was extended such that the outstanding loans would be repaid in ten quarterly installments between September 2013 and December 2015;  (3) the interest rate on the remaining principal of the Israeli Bank's loans was set to be USD LIBOR plus 2.75% per annum; (4) the Israeli Banks provided Tower with a consent to issue additional long-term notes, which issuance was made by Tower in October 2010, see Note 12E (5) upon certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified above; (6)  All warrants granted to the Israeli Banks were extended to December 2015; (7) Tower agreed to pay fees to the Israeli Banks; and (8) Tower agreed to designate up to $50,000 of short-term deposits for the purpose of securing future debt payments, which is presented in the balance sheet as designated deposits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an early adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The September 2008 amendment - accounted for by calculating the fair value of the remaining outstanding obligation to the Banks. The excess of the fair value of the obligation prior to said amendment over the fair value of the remaining obligation was considered settled (“the Settled Amount”). A gain on conversion of debt was recognized in the amount of the excess of the Settled Amount over the fair value of the equity equivalent capital notes issued. The fair value of the notes was calculated based on the price of the stock of Tower around September 25, 2008, the date of signing and closing of the definitive agreements with the Israeli Banks and TIC.

August 2009 amendment to the Facility Agreement - since the loans are carried at fair value, the fair value following the August 2009 amendment includes the effects of said amendment. The cost of the new warrants (all three tranches) granted pursuant to the August 2009 amendment and the additional cost of the existing warrants, which is determined based on the fair value at the date of said amendment, were expensed and recorded in financing expenses, as they relate to an item carried at fair value.

2010 Definitive Agreements with the Israeli Banks - the effects of the changes of the 2010 Definitive Agreements with the Israeli Banks have been included in the measurement of the fair value of the loans.

C.	Repayment Schedule

The principal amount of Tower’s long-term loans as of December 31, 2010 is approximately $161,000, payable in six quarterly installments between September 2013 and December 2014 of $20,000 each and four quarterly installments between March 2015 and December 2015 of approximately $10,000 each. However, upon certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified above.

The principal amount of Jazz’s long-term loans as of December 31, 2010 is approximately $22,000, payable in September 2014, of which $12,000 is classified as short term maturities in the balance sheet.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

D.
The Facility Agreement with the Israeli Banks restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 6C and SanDisk - see Note 15D(2)), without the prior consent of the Israeli Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 15A(5).

E.	For long term bank loans of Jazz see Note 9.

NOTE 12         -   DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2010
	Interest rate	2011	2012	2013	2014	2015	2016
2005 Convertible debentures series B	5%	$--	$8,529	$--	$--	$--	$--
2006 Convertible debentures series C	--(*)	45,048	--	--	--	--	--
2007 Non-convertible debentures series D	8%	5,793	5,793	5,793	5,793	5,794	5,794
2007 Convertible debentures series E, see Note 13	8%	--	39,811	--	--	--	--
2010 Convertible debentures series F	7.8%	--	--	--	--	52,914	52,914
Jazz’s Old Notes (as defined in G below)	8%	41,338	--	--	--	--	--
Jazz’s New Notes (as defined in G below)	8%	--	--	--	--	64,463	--
		$92,179	$54,133	$5,793	$5,793	$123,171	$58,708

(*)	See C below

The outstanding principal amounts of Tower debentures as of December 31, 2010 and 2009 were $230,612 and $137,769, respectively.

The outstanding principal amounts of Jazz debentures as of December 31, 2010 and 2009 were $137,247 and $123,334, respectively.

If on a payment date of the principal or interest on the debentures (series B-F) there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. Such  debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement - see Note 15A(5), to SanDisk - see Note 15D(2) and to the government of Israel - see Note 6C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

B.	2005 Convertible Debentures Series B

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

The remaining balance of unamortized discount as of December 31, 2010 and 2009 was $1,773 and $3,574, respectively.

SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Primary Wafer Partners”) and TIC invested $27,811 in the framework of the rights offering.

As part of the September 2008 definitive agreement with the Israeli Banks and TIC, $20,000 in Series B were converted into equity equivalent capital notes of Tower, see Note 11B.

The outstanding principal amounts of convertible debentures Series B as of December 31, 2010 and 2009 were $10,302 and $10,550, respectively.

C.	2006 Convertible Debentures Series C

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

The outstanding principal amounts of the convertible debentures as of December 31, 2010 and 2009 were $38,823 and $55,439, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

C.	2006 Convertible Debentures Series C (cont.)

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

Tower further bifurcated the conversion feature from the convertible debt using the “with and without” method. That bifurcation was done, as a next step, after the determination of the allocated proceeds described above. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, the conversion feature was reclassified from equity to liabilities.

The embedded feature was measured at fair value using a valuation technique that utilizes the discounted cash flows of Black-Scholes and Monte Carlo simulation. The Monte Carlo simulation was used to incorporate the possible adjustment of the conversion rate in different scenarios. The key inputs included were interest rate, the spot price of Tower's share and its volatility.

D.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, Tower consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which Tower raised gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) linked to the CPI and carrying an annual interest rate of 8 percent (“Series D”); (ii) long-term convertible-debentures repayable in December 2012 with a face amount of NIS 262,500 (approximately $62.7) linked to the CPI, carrying an annual interest of 8 percent (“Series E”). Series E were convertible into Tower’s ordinary shares at a conversion rate of one ordinary share per NIS 17.2 principal amount of convertible debentures and (iii) 5,800 warrants series 6, which were exercisable until 2011, for one Tower Ordinary Share at a price of $2.04. The conversion price of Series E was subject to adjustments under certain limited circumstances during a two year period. According to such terms, the conversion price was reduced from NIS 17.2 to NIS 4.15. Series E are carried at fair value through profit and loss and the effect of the reduction in conversion price was reflected in the mark to market of the convertibles. The conversion price of warrants series 6 was subject to adjustments under certain limited circumstances during a two year period. Under such circumstances, the conversion price was reduced from $2.04 to $1.06. Warrants series 6 were classified as liabilities and carried at fair value due to the existence of the ratchet described above. After the exercise price was adjusted and the ratchet expired, the warrants were adjusted to fair value through earnings and reclassified to equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

D.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E (cont.)

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

The outstanding principal amounts of series D as of December 31, 2010 and 2009 were $37,120 and $34,121, respectively.

The outstanding principal amounts of series E as of December 31, 2010 and 2009 were $34,235 and $37,659, respectively.

E.	2010 Convertible Debentures Series F

In 2010, Tower filed a shelf prospectus in Israel, which became effective in September 2010. On the basis of this shelf, and pursuant to a prospectus supplement filed in Israel in October 2010, Tower raised an aggregate principal amount of approximately $100,000 through the issuance of long-term debentures (“Series F Debentures”), due in two equal installments in December 2015 and December 2016. The Series F Debentures are fully linked to the US dollar, carry an interest rate of 7.8 percent per annum, and will be convertible into Tower's ordinary shares during the period commencing in September 2012 and ending in December 2016, with a conversion price that shall be equal to 120% of the average trading price of Tower’s ordinary shares on the Tel-Aviv Stock Exchange during the 15 trading days before September 18, 2012, provided that in no event will the price be more than NIS 6.5 (subject to certain adjustments), and not less than NIS 1.0. The amounts, although denominated in NIS are fully linked to the US dollar, including exercise prices discussed above.

The Series F Debentures are carried at amortized cost. The Company evaluated the conversion feature in accordance with the criteria established in ASC 815-40 “Contracts in Entity’s Own Equity” and concluded that bifurcation is not required.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

F.	Convertible Notes Issued By Jazz in 2006

In 2006, Jazz completed private placements of convertible notes. The convertible notes bear interest at a rate of 8% per annum payable semi-annually and mature in December 2011 (“Old Notes”). The Old Notes may be redeemed for cash at a redemption price equal to par plus accrued and unpaid interest if redeemed during 2011.

As of December 31, 2010, following the Exchange Agreement, detailed in G below, $43,691  in principal amount of the Old Notes were outstanding and the holders of the Old Notes have the option to convert the Old Notes into Tower’s ordinary shares based on an implied conversion price of $4.07 per Tower ordinary share. Jazz’s obligations under the Old Notes are not being guaranteed by Tower.

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

Jazz’s obligations under the Old Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

Upon the occurrence of certain specified fundamental changes, the holders of the Old Notes will have the right, subject to various conditions and restrictions, to require Jazz to repurchase the Old Notes, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date.

G.	Notes Issued By Jazz in 2010

In July 2010, Jazz (together with its domestic subsidiaries) and Tower, entered into an exchange agreement (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $80,000 principal amount of Jazz’s “Old Notes”. Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 New Notes for each 1.000 Old Notes. Interest is payable semiannually on June 30 and December 31 of each year.

In addition, the Participating Holders received warrants to purchase approximately 25.3 million ordinary shares of Tower in consideration for $1.70 per share (“Warrants J”). On July 15, 2010, the transactions contemplated by the Exchange Agreement were consummated, resulting in the issuance of the New Notes and Warrants J in exchange for the Old Notes in accordance with the terms of the Exchange Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

G.	Notes Issued By Jazz in 2010 (cont.)

The New Notes are governed by an indenture (the “Indenture”) among Jazz, its domestic subsidiaries as guarantors, and U.S. Bank National Association, a national banking association, as trustee. The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other indebtedness of Jazz including the Old Notes, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

In September 2010, Tower filed a registration statement on Form F-3 under the Securities Act covering resale of the Warrants J and underlying shares, which was declared effective in September 2010.

In October 2010, Jazz filed a registration statement on Form S-4 under the Securities Act covering an offer to exchange the New Notes for newly issued notes identical to the New Notes, except that the newly issued notes would be freely tradable and would not bear any restrictive legends. The Form S-4 was declared effective in December 2010.

Jazz applied the provisions of ASC 470-50 “Modifications and Extinguishments” to account for debt exchange. Jazz first, determined that the exchange was not considered troubled debt, mainly due to the fact that no concession was given by the creditor. Based on the provisions of ASC 470-50 Jazz determined that the exchange resulted in an extinguishment of the old debt and the issuance of a new debt.  As described above the Warrants J and New Notes were issued to settle the Old Notes. Jazz considered the transaction to be at arm's length (the transaction was made between willing unrelated parties) and as such to provide evidence of fair value. Since the new debt were not traded and no quotes were available, Jazz determined the fair value of the New Notes in a manner consistent with the manner used in the allocation of the purchase price of Jazz in September 2008, by giving weight to the present value techniques. This, together with the fair value of the warrants, was used to determine the value of the Old Notes and resulted in an expense of approximately $2,350, which has been recorded in the statement of operations report for the year ended December 31, 2010. Since the Warrants J may be settled in cash in certain instances beyond Tower's control, the fair value of the Warrants J was recorded in liabilities and the corresponding entry was part of the overall expense of the debt exchange described above.

As of December 31, 2010, $93,556 in principal amount of the notes was outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

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

As of December 31, 2010 and 2009, Tower had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, in the aggregate amounts of $90,000 and $120,000, respectively. These agreements resulted in a loss of $1,396, $1,552 and $2,097 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

B.	Concentration of Credit Risks (cont.)

The Company generally does not require collateral for insurance, however, in certain circumstances the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers, see Note 17.

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

The estimated fair values of the Company’s financial instruments, excluding debentures and banks loans, do not materially differ from their respective carrying amounts as of December 31, 2010 and 2009. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2010 and 2009, were $393,356 and $240,272, respectively compared to carrying amounts of $339,777 and $241,207, for the above dates, respectively.

D.	Fair Value Measurements

Fair values were determined, as follows:

•
For Tower's loans from Israeli Banks, fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments.

•	For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

•	For Over the Counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

•	For Tower's Series E - the market approach using quoted market prices for the liability traded as an asset was used.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2010	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$39,811	$39,811	$--	$--
Tower's loans (including current maturities)	119,882	--	--	119,882
Derivatives	774	--	774	--
Warrants and previously bifurcated conversion option	20,892	--	--	20,892
	$181,359	$39,811	$774	$140,774

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower's debt (including current maturities)	Warrants and previously bifurcated conversion option
As of January 1, 2010 - at fair value	$167,606	$12,034
Warrants exercise	--	(3,790)
Decrease in bifurcated conversion option due to conversions	--	(6,346)
Issuance of warrants	--	13,247
Loan repayment	(49,065)	--
Total losses unrealized in earnings	1,341	5,747
As of December 31, 2010- at fair value	$119,882	$20,892
Unrealized losses recognized in earnings from liabilities held at period end	$1,341	$5,747

Non Recurring Fair Value Measurements Using the Indicated Inputs:

	Jazz’s New Notes as of Exchange Date (Note 12G)	Significant unobservable inputs (Level 3)
Jazz’s New Notes	$62,539	$62,539
	$62,539	$62,539

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower's long-term debt	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option
As of January 1, 2009 - at fair value	$202,989	$16,825	$--
Reclassification of warrants and previously bifurcated conversion option from equity to liability - see Note 2T	--	--	89
Warrants exercise	--	--	(1,325)
Decrease in bifurcated conversion option due to conversions	--	--	(477)
Total losses (gains) unrealized in earnings	(35,383)	5,922	13,747
Transfer out of level 3 following the emergence of reliable quotes	--	(22,747)	--
As of December 31, 2009 - at fair value	$167,606	$--	$12,034
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$(35,383)	$5,922	$13,747

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES

A.	Other long-term liabilities consist of the following:

	As of December 31,
	2010	2009
Accrued severance pay and other employee benefit plans, see B and C below	$27,892	$26,770
Long-term liability to a Primary Wafer Partner net of current maturity, see Notes 15A(4) and 15D(2)	710	4,929
Deferred tax liability	9,876	11,195
Warrants and previously bifurcated conversion option	16,506	12,034
Others (*)	10,203	5,460
	$65,187	$60,388

(*)	Includes $772 and $1,370 as of December 31, 2010 and 2009, respectively, of interest payable to related parties in regard to Series B, see also Note 12B.

B.	Employee Termination Benefits

Israeli law and labor agreements determine the obligations of Tower to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies purchased by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and other long-term liabilities, respectively. Commencing January 1, 2005, Tower started implementing a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and therefore Tower incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $3,437, $2,496 and $4,018 for 2010, 2009 and 2008, respectively.

C.	Employee Benefit Plans

The following information provided recognizes the changes in 2010, 2009 and 2008 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$177	$178	$46
Interest cost	512	463	126
Expected return on the plan's assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	48	57	--
Total net periodic benefit cost	$737	$698	$172
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$376	$--	$--
Net (gain) or loss for the period	643	19	1,338
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	(48)	(57)	--
Total recognized in other comprehensive income	$971	$(38)	$1,338
Total recognized in net periodic benefit cost and other comprehensive income	$1,708	$660	$1,510

Weighted average assumptions used:
Discount rate	6.30%	6.10%	7.00%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year	10.00%	9.00%	9.00%
Ultimate rate	5.00%	5.00%	5.00%
Year the ultimate rate is reached	2017	2015	2014
Measurement date	December 31, 2010	December 31, 2009	December 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2010:

	Increase	Decrease
Effect on service cost and interest cost	$125	$(100)
Effect on postretirement benefit obligation	$1,539	$(1,250)

The components of the change in benefit obligation; change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$8,232	$7,688	$6,226
Service cost	177	178	46
Interest cost	512	463	126
Benefits paid	(129)	(116)	(48)
Change in plan provisions	376	--	--
Actuarial loss	643	19	1,338
Benefit obligation end of period	$9,811	$8,232	$7,688
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	129	116	48
Benefits paid	(129)	(116)	(48)
Fair value of plan assets at end of period	--	--	--
Funded status	$(9,811)	$(8,232)	$(7,688)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(200)	(199)	(180)
Non-current liabilities	(9,611)	(8,033)	(7,508)
Net amount recognized	$(9,811)	$(8,232)	$(7,688)
Weighted average assumptions used:
Discount rate	5.90%	6.30%	6.10%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	10.0%/21.0%	10.0%/10.0%	9.0%/9.0%
Ultimate rate (Pre 65/ Post 65)	5.00%/5.00%	5.00%/5.00%	5.00%/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2021/2019	2017/2017	2015/2015

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2011	$200
2012	267
2013	286
2014	364
2015	399
2016 - 2021	$2,899

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

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$106	$306	$101
Interest cost	729	679	203
Expected return on plan assets	(693)	(537)	(189)
Amortization of transition obligation/(asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	--	192	--
Total net periodic benefit cost	$142	$640	$115
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(85)	(1,415)	2,804
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	--	(192)	--
Total recognized in other comprehensive income	$(85)	$(1,607)	$2,804
Total recognized in net periodic benefit cost and other comprehensive income	$57	$(967)	$2,919
Weighted average assumptions used:
Discount rate	6.20%	6.20%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Transition obligation (asset)	$--	$--	$--
Prior service cost	--	--	--
Net actuarial (gain) or loss	$--	$--	$192

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

The components of the change in benefit obligation; change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$11,939	$11,101	$9,961
Service cost	106	306	101
Interest cost	729	679	203
Benefits paid	(265)	(241)	(47)
Change in plan provisions	--	--	--
Actuarial loss (gain)	596	94	883
Benefit obligation end of period	$13,105	$11,939	$11,101
Change in plan assets
Fair value of plan assets at beginning of period	$9,253	$6,995	$8,560
Actual return on plan assets	1,375	2,046	(1,732)
Employer contribution	379	453	214
Benefits paid	(265)	(241)	(47)
Fair value of plan assets at end of period	$10,742	$9,253	$6,995
Funded status	$(2,363)	$(2,686)	$(4,106)
Accumulated benefit obligation	$(13,105)	$(11,939)	$(11,101)
Amounts recognized in statement of financial position
Non-current assets	$--	$--	$--
Current liabilities	--	--	--
Non-current liabilities	(2,363)	(2,686)	(4,106)
Net amount recognized	$(2,363)	$(2,686)	$(4,106)
Weighted average assumptions used
Discount rate	5.70%	6.20%	6.20%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2011	$384
2012	431
2013	486
2014	552
2015	598
2016 - 2020	$3,806

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

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

Jazz’s pension plan weighted average asset allocations at December 31, 2010 by asset category are as follows:

Asset Category:	December 31, 2010	Target allocation 2011
Equity securities	74%	65 – 75%
Debt securities	26%	25 – 35%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals.

NOTE 15           -   COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Overview

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(2)	Wafer Partner Agreements

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

Due to the termination by one of the Wafer Partners of its semiconductor business, the Company believed that no future utilization of the wafer credits will be made by such Wafer Partner, hence a full write-down of its outstanding wafer credits in the amount of $9,747 was recorded during 2007. In 2009, an additional amount of $2,342 was recorded as a write–down due to low utilization of the wafer credits expected from another Wafer Partner based on past history and future forecasts received from the Wafer Partner.

As of December 31, 2010 and 2009, the outstanding long-term Wafer Partners customers’ advances were $7,757 and $8,262, respectively.

In August 2006, Tower signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity. For the agreement with SanDisk, as amended, see Note D(2) below.

For amendments to the Wafer Partner agreements, see (4) below.

(3)	TIC Agreements

For agreements during the years 2007-2009, see Note 11B.

(4)	Amendments to the Primary Wafer Partner Agreements

In 2006, Tower and one of the Primary Wafer Partners entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized in December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such utilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.  During 2009, it has been agreed to extend the repayment schedule of the utilized advances and amend the terms of credits utilization. In 2010 the parties extended the repayment schedule of the utilized advances to eight quarterly installments through September 2011. Further, Tower shall provide the Wafer Partner with a credit against orders to be placed as agreed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(5)	Facility Agreement

Compliance with Financial Ratios and Covenants

As of the balance sheet date, Tower was in full compliance with all of the financial ratios and covenants under the Facility Agreement, as amended to date. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate Tower’s obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $161,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

Liens

Under the Facility Agreement, Tower agreed to register liens in favor of the Banks on substantially all its present and future assets.

Offer by the Banks
If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the Offer purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the Primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 11B.

For interest rate derivatives agreements in connection with the loans under the Facility Agreement, see Note 13.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(6)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab 2, see Note 6C.

(7)	Agreement with the ILA

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

(1)
In June 2000, Tower entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other’s patents. Tower agreed to pay an annual license fee through July 2005. In July 2006, Tower extended its cross license agreement with the major technology company in consideration for an annual license fee through 2010.

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

(2)	With respect to a long-term lease agreement of land on which Fab 2 was constructed, see A(7) above.

(3)	Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

4.
Since 2002, Jazz has leased its fabrication facilities, land and headquarters from Conexant under non-cancelable operating leases through 2017. Jazz has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. In December 2010, Conexant sold Jazz 's fabrication facilities, land and headquarters to Uptown Newport LP (“Uptown”), a joint venture consisting of a fund controlled by New York-based DRA Advisors LLC and an affiliate of the Shopoff Group, a real estate investment firm based in Irvine, California.  In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2017 and Jazz’s unilateral options to extend the terms of each of these leases for two consecutive five-year periods. Under Jazz's leases with Conexant, Jazz’s rental payments consisted solely of its pro rata share of the expenses incurred by Conexant in the ownership of these buildings and applicable adjustments for increases in the consumer price index. These expenses included property taxes, building insurance, depreciation and common area maintenance.  Under the amended leases with Uptown, Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz's pro rata share of certain expenses incurred by Uptown in the ownership of these buildings, including property taxes, building insurance and common area maintenance.  These lease expenses are included in operating expenses in the accompanying consolidated statements of operations. Jazz is not permitted to sublease space that is subject to the leases with Uptown without Uptown’s prior approval. Jazz also leases office and warehouse facilities from third parties. In connection with the acquisition of Jazz Semiconductor, Jazz and Conexant had previously executed amendments to the leases, and additional amendments were executed with Uptown in December 2010. Under the lease amendments, Uptown may terminate the lease for Jazz’s headquarters building, but not Jazz’s fabrication facility, no earlier than January 2014.  If Uptown terminates the lease for Jazz’s headquarters building, it is obligated to pay Jazz a lease termination fee equal to $3,000 if the lease is terminated in January 2014, with the lease termination fee declining by $22 per month if Uptown terminates the headquarters building lease after January 2014.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

4.	(cont.)

Aggregate rental expense under operating leases, including amounts paid to Conexant and Uptown, was approximately $2,400 for the year ended December 31, 2010, $2,400 for the year ended December 31, 2009 and $700 and $2,000 for the periods ended December 31, 2008 and September 18, 2008, respectively.

As of December 31, 2010, future minimum payments under operating leases are primarily due to Uptown and these costs have been estimated based on the actual costs incurred during 2010 and the costs determined under the amended leases with Uptown,  and when applicable have been adjusted for increases in the consumer price index.

Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year
	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	$2,300	$2,300	$2,300	$2,300	$2,300	$2,753	$14,253

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

(1)	Siliconix

In 2004, Tower and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. During recent years, the parties amended the agreement several times to revise the terms of the purchase of wafers, and transfer additional product platforms to Tower for the manufacturing of new products.

(2)	SanDisk Corporation

In 2006, Tower and SanDisk Corporation (“SanDisk”), one of its Primary Wafer Partners, signed a Loan Agreement under which Tower borrowed approximately $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production and SanDisk was granted a first ranking charge on the equipment purchased therewith. The loan yielded interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. Thereafter, the parties amended the said agreement mainly to revise the terms of the loan repayments schedule. As of December 31, 2010, Tower fully repaid the loan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

 NOTE 15          -   COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements (cont.)

(3)	An agreement with an Asian entity

In November 2009, Tower entered into a definitive agreement with an Asian entity. Under the said agreement, Tower will provide turnkey manufacturing solutions and will arrange for the required manufacturing know-how, training and certain assets required for the capacity ramp-up of the Asian entity.

For revenue recognition policy for that contract, see Note 2K. During the year ended December 31, 2010, Tower recorded $70,999 revenues and $43,734 expenses in the statement of operation relating to said agreement.

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

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5,227,335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“Judge”) ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity. In March 2010, the ITC determined that there is no ITC violation and the LSI patent was ruled to be invalid. LSI appealed that determination to the U.S. Court of Appeals for the Federal Circuit. While the appeal was pending, the patent expired. In November 2010, the Federal Circuit issued an order vacating the ITC’s final determination and remanding the investigation to the ITC with instructions to dismiss the investigation as moot in light of the expiration of the patent, and the ITC dismissed the ITC action as moot. The Company does not know whether any further legal proceedings will be pursued by LSI and cannot predict the outcome thereof.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

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

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower's opinion, Tower has been in full compliance with the conditions through December 31, 2010. In regard to Investment Center grants, see Note 6C.

NOTE 16           -   SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2010 and 2009, Tower had 1.1 billion authorized ordinary shares, par value NIS 1.00 each, of which approximately 266 and 199 million, respectively, were issued and outstanding (net of 1.3 million ordinary shares held by Tower as of such dates). As of December 31, 2010, there were additional ordinary shares of Tower contingently issuable under various agreements according to their provisions, as detailed below: (i) the possible exercise of outstanding warrants, see notes 12D, F and J below; (ii)  the possible exercise of options granted to employees of the Company and non-employees, see B(1) below; (iii) the possible conversion of outstanding convertible debentures, see Note 12; (iv) the possible exercise of equity equivalent capital notes, see C below; (v) the possible exercise of Israeli Banks warrants, see B(5) below; and (vi) the conversion of Jazz’s convertible debentures and the exercise of Jazz’s outstanding warrants into Tower’s ordinary shares, see Note 12G and H below. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options

(a)	General

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

(b)	Share Incentive Plan for the Chairman of Board

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

(c)	Share Incentive Plan for the Company's Employees and CEO

In April 2005, the Board approved the grant of options to purchase up to 1.3 million ordinary shares to the Chief Executive Officer (“CEO”), who also serves as a director, which was further approved by Tower’s shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of Tower’s shares on the last trading day prior to the Board approval of the grant. These options vested over a four-year period, 25% vested each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16            -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(c)	Share Incentive Plan for the Company's Employees and CEO (cont.)

In May 2006, the Audit Committee and Board approved the grant of options to the CEO, in addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of Tower’s ordinary shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of Tower’s ordinary shares prior to the Board's approval. Dilutive events following May 2006 and until May 2008 also entitled him to additional option grants with an exercise price equal to the price per share of the newly issued securities. The additional options granted during the two-year period vested in equal amounts over 4 years of employment commencing from May 2006. The options are exercisable for a period of 10 years from the date of grant. Such grant of options and its terms were approved by Tower’s shareholders in September 2006.

In May 2006, the Board approved that if the total number of employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than 8% of Tower’s ordinary shares on a fully diluted basis.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(c)	Share Incentive Plan for the Company's Employees and CEO (cont.)

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

As of the balance sheet date, a total of 23.4 million options were outstanding to the CEO. The compensation cost of the total options granted to the CEO was determined based on the fair value on the respective grant dates and amounted to $13,139. Such amount is expensed over the vesting periods of the options.

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

As of the balance sheet date, approximately 8.2 million options are available for future grant of options to Company employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(d)	Options Granted to Directors

During 2001, the Audit Committee, the Board and the shareholders approved a stock option plan pursuant to which certain of Tower's directors will be granted options to purchase up to 400,000 Tower ordinary shares (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the closing market price of Tower’s ordinary shares immediately prior to the date of grant. As of December 31, 2010, 120,000 options were outstanding under said plan with a weighted average exercise price of $1.58.

Options granted under said plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors' Option Plan described below remains in effect, no new independent director, appointed after January 2007 will be entitled to receive options under the 2001 director options plan.

(e)	Independent Directors’ Option Plan

In November 2006, the Board approved, following the approval by the Audit Committee, the grant to each independent director options to purchase Tower’s ordinary shares (“Initial Options”) that shall equal 150,000 less the number of options to purchase Tower’s ordinary shares held by such independent director as of January 31, 2007, the date the shareholders approved the grant (the “Initial Grant Date”) and which, as of the Initial Grant Date, have not vested. The Initial Options shall vest over 3 years: one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price of the Initial Options is $1.88, which was the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase Tower’s ordinary shares (“Subsequent Options”), which, shall vest over 3 years: one third on the 12 month anniversary of the date on which such independent director shall have served on the Board, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant date of appointment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(e)	Independent Directors Option Plan (cont.)

Upon each 36 month anniversary of a previous grant of options to an independent director (each a “Tenure Grant Date”), each such independent director shall be granted an additional 150,000 options to purchase Tower’s ordinary shares (“Tenure Options”), which will vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the Initial Options, Subsequent Options or Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in (d) above.

During 2009, under the Independent Director Share Option Plan, 0.3 million options were granted to new directors appointed to the Board in 2009 at an average exercise price of $0.20 (but not lower than the nominal value of Tower’s ordinary shares).

In January 2010, under the Independent-Director Share Option Plan, 150,000 Tenure Options were granted to an independent director at an exercise price of $1.15.

As of December 31, 2010, 0.88 million options were outstanding under said plan with a weighted average exercise price of $0.71.

The compensation cost of the total options granted to the directors and to independent directors under the plans described in (d) and (e) above was determined based on the fair value on the respective grant dates and amounted to $429. Such amount is expensed on an accelerated basis over the vesting periods of the options.

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

A summary of the status of all employee and director share option plans as of December 31, 2010, 2009 and 2008, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, see B(5) below):

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Summary of the Status of all the Company’s Employee and Director Share Options (cont.)

	2010		2009		2008
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	61,524,549	$0.99	35,118,153	$1.62	29,595,535	$1.79
Granted	1,014,000	1.41	29,292,482	0.29	10,847,825	1.23
Exercised	(1,426,178)	0.79	(24,725)	0.85	(5)	1.45
Terminated	(14,700)	21.72	--	--	(32,712)	6.83
Forfeited	(1,900,406)	1.15	(2,861,361)	1.59	(5,292,490)	1.77
Outstanding as of end of year	59,197,265	0.99	61,524,549	0.99	35,118,153	1.62
Options exercisable as of end of year	28,002,921	$1.66	22,815,612	$1.74	15,585,571	$1.87

(3)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2010:

Outstanding as of December 31, 2010				Exercisable as of December 31, 2010
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.18-$ 0.29	28,282,232	5.74	$0.29	174,988	$0.19
0.32-0.69	1,204,308	7.69	0.54	1,058,252	0.54
0.84-0.95	578,312	7.44	0.87	279,279	0.87
1.06	2,296,450	7.11	1.06	998,000	1.06
1.15-1.44	1,308,309	5.59	1.33	1,203,635	1.35
1.45	7,169,551	5.40	1.45	6,995,551	1.45
1.50-1.59	9,244,066	5.20	1.54	8,778,816	1.54
1.6-1.78	2,455,828	6.09	1.72	1,867,441	1.73
1.8-1.83	1,372,508	6.27	1.81	1,361,258	1.81
1.88-1.96	2,728,747	2.79	1.88	2,728,747	1.88
2.02-2.28	1,792,479	5.49	2.12	1,792,479	2.12
$3.25-$11.81	764,475	3.82	$6.18	764,475	$6.18
	59,197,265			28,002,921

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2010	2009	2008
The intrinsic value of options exercised	$1,103	$11	$--
Cash received from the exercise of stock options	1,129	21	--
The tax benefit realized from stock options exercised	257	--	--
The fair value of options exercised	$433	$8	$--

The table below summarizes key information for the Plans as of December 31, 2010:

	Number of Shares Reserved for Grant	Number of Shares Outstanding	Number of Shares Available for Grant
Company Employees and CEO plan	56,585,762	43,443,955	13,141,807
Jazz Employees pre merger plan	5,381,216	1,871,647	--
Independent Directors plan	900,000	880,000	20,000
Directors plan	400,000	120,000	240,000
Chairman plan	11,500,000	11,500,000	--
Former Chairman plan	3,158,090	1,381,663	--
Total	77,925,068	59,197,265	13,401,807

Stock-based compensation expense was recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2010	2009	2008
Component of income (loss) before provision for income taxes:
Cost of revenue	$732	$545	$803
Research and development, net	690	587	603
Selling, general and administrative	4,991	1,709	4,697
Stock-based compensation expense	6,413	2,841	6,103
Income tax benefits related to stock-based compensation (before consideration of valuation allowance)	(173)	(124)	(28)
Stock-based compensation, net of taxes	$6,240	$2,717	$6,075

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2010, 2009 and 2008 to employees and directors amounted to $0.73, $0.52 and $0.43 per option, respectively. Tower utilizes the Binomial lattice model. Jazz utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2010, 2009 and 2008 (all in weighted averages):

	2010	2009	2008
Risk-free interest rate	1.14%-3.64%	2.51%-3.83%	2.61%-4.27%
Expected life of options	7 years(*)	7 years(*)	10 years(*)
Expected annual volatility	50.97%-68.60%	63%-78.5%	51%-72%
Expected dividend yield	None	None	None

(*)	Expected life of options granted to Jazz employees was 4.75 and 4.7 years for the years ended December 31, 2010 and 2009, respectively.

(5)	Non-Employee Warrants -Banks Warrants

As of December 31, 2010, 8.6 million warrants to purchase ordinary shares of Tower, at terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.92 per share, all the warrants are exercisable until December 2015.

In August 2009, as part of the terms of the August 2009 amendment to the Facility Agreement, Tower agreed to issue the Israeli Banks 1.1 million new warrants in three annual tranches of $1,000 each, at a quantity and price to be determined based on the future stock price (the first two tranches of which were issued for an exercise price of $0.89). See Note 11B for the accounting treatment of these warrants.

In 2010, as part of the Definitive Agreements with the Israeli Banks, the Israeli Bank warrants were extended to December 2015. The cost of the extension was determined based on the difference in fair value of the warrants prior and following the extension and amounted to a total of $2,478.

In lieu of paying the exercise price in cash, the Israeli Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

C.	Equity-Equivalent Capital Notes

All issued equity equivalent capital notes described in these financial statements have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. In January 2007, at the request of the Israeli Banks and TIC (the holders of the capital notes) pursuant to their right to request registration, the Company filed a registration statement with the SEC on Form F-3 for the registration of the shares underlying the capital notes.  The SEC, among other comments, required that the Israeli Banks and TIC be named as underwriters for purposes of this registration statement.  The Israeli Banks and TIC did not agree to be named as underwriters and in 2008 asked the Company to withdraw the registration statement. The shares underlying the capital notes remain unregistered under the US Securities Act of 1933. The equity equivalent capital notes are classified in shareholders’ equity. For further information regarding the equity equivalent capital notes, see Note 11B.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

F.	Private Placement in the US - March 2007 (cont.)

Following exercises by several investors, the Series I Warrants outstanding was approximately 3.6 million as of December 31, 2010. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, Series I Warrants were classified from equity to liabilities. Since Series I Warrants are carried at fair value, the changes in fair value reflect the decreased exercise price. Series I Warrants will continue to be carried at fair value due to potential exercise price adjustment.

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

 For Warrants J issued in connection with the Notes exchange in 2010 see Note 12G.

Pursuant to the Jazz Merger, Jazz’s outstanding stock options immediately prior to September 19, 2008, whether vested or unvested, were converted to options to purchase Tower’s ordinary shares on the same terms and conditions as were applicable to such options, with adjusted exercise prices and numbers of shares to reflect the exchange ratio of the common stock. This conversion was accounted for as a modification in accordance with ASC 718 Compensation-Stock Compensation, with the fair value of the outstanding options of $1,290 being included as part of the purchase price.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

H.	Securities Issuance Pursuant to the Jazz Merger (cont.)

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

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower's request, up to $25,000 over a period of 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with said agreement. This agreement, was amended a few times (with the last amendment in November 2010) to increase the maximum amount which Yorkville is committed to invest at Tower’s request, to a current aggregate of $95,000 and to reduce the discount on market price at which the shares are issued to 2%. During 2010, Yorkville invested in Tower an aggregate total of $54,950 for the issuance of approximately 40 million ordinary shares. As of December 31, 2010 an amount of $27,000 remains available for drawdown by Tower.

Investments made by Yorkville are required to be made such that Yorkville would not hold more than 4.99% of Tower’s ordinary shares during the period of said agreement.

No warrants or any debt or derivative instruments were issued by Tower under said agreement.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16          -   SHAREHOLDERS’ EQUITY (cont.)

K.	Shelf Prospectus - 2009

In November 2009, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in December 2009. The registration statement was fully utilized following the investments detailed in I above.

L.	Universal Registration Statement on Form F-3

In September 2010, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in September 2010. As of December 31, 2010, $42,000 was available for future utilization.

NOTE 17          -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2010	2009	2008
North America	69%	79%	77%
Israel	2	3	5
Asia Pacific	22	13	11
Europe	7	5	7
Total	100%	100%	100%

B.	Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel and substantially all of Jazz's long-lived assets are located in the United States.

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2010 and 2009 consist of the following customers:

	As of December 31,
	2010	2009
Customer 1	16%	20%
Customer 2	10%	5%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17          -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2010	2009	2008
Customer A	16%	17%	8%
Customer B	14	3	--
Customer C	9	11	17
Customer D	2	4	13
Other customers (*)	15	10	14

(*)
Represents sales to three different customers each of whom accounted for between 3% and 7% of sales during 2010; to two different customers each of whom accounted for between 3% and 7% of sales during 2009 and to two different customers each of whom accounted for between 5% and 9% of sales during 2008.

NOTE 18           -   FINANCING EXPENSES, NET

Financing expenses, net consist mainly of Israeli Banks’ loans expenses (see Note 11), and interest and other financing expenses in connection with debentures (see Note 12).

NOTE 19           -   INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Investments Law and as a result of discussions held by Tower with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006, it has recently been notified by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which Tower will receive up to NIS 150,000,000, related to investments in fixed assets entitled for grant. The Investment Center Committee approval is to be followed by an official approval certificate to be provided to Tower by the Israeli Investment Center. Such approval certificate will include the details and exact terms of the grants, see also Note 6C.

The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval certificates, Tower’s income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two profitable years for tax purposes. The portion of Tower’s taxable income that is not attributable to approved enterprise investments is taxed at a rate of 25% in 2010 (“Regular Company Tax”).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

A.	Approved Enterprise Status (cont.)

In January 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the “Law”) was published. The amendment is not expected to have an influence on the Company's results of operations.

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements. See Note 6C.

B.	Income Tax provision is as follows:

	Year Ended
	December 31, 2010	December 31, 2009
Current tax expense:
Federal	$11,141	$4
State	31	43
Foreign	16	3
Total current	11,188	50
Deferred tax expense:
Federal	1,828	464
State	(186)	(5,536)
Total deferred	1,642	(5,072)
Income tax provision (benefit)	$12,830	$(5,022)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2010	2009
Deferred tax benefit – current
Net operating loss carryforwards	$758	$1,737
Employees benefits and compensation	2,532	2,783
Accruals, reserves and others	2,620	3,691
	5,910	8,211
Valuation allowance	(1,182)	(1,034)
Total current deferred tax benefit	$4,728	$7,177

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

	As of December 31,
	2010	2009
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$256,709	$242,421
Employees benefits and compensation	5,524	4,051
Research and development	1,769	1,523
	264,002	247,995
Valuation allowance	(220,306)	(201,853)
	43,696	46,142
Deferred tax liability - depreciation and amortization	(33,434)	(34,873)
Intangible assets	(14,495)	(15,915)
Investment basis difference	(2,916)	(2,922)
Others	(2,727)	(3,627)
Total net long-term deferred tax benefit	$(9,876)	$(11,195)

Deferred tax asset in the amounts of $4,728 and $7,177 as of December 31, 2010 and 2009, respectively are presented in other current assets.

Deferred tax liability in the amounts of $9,876 and $11,195 as of December 31, 2010 and 2009, respectively are presented in other long-term liabilities.

Jazz establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination Jazz evaluates both positive and negative evidence. The state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized.

At December 31, 2010 and 2009 Jazz recorded a valuation allowance against its deferred tax assets in the amounts of $3,370 and $2,236, respectively.  Tower recorded a valuation allowance of $218,118 and $200,651 as of December 31, 2010 and 2009 to offset the related net deferred tax assets as Tower is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2010	$10,929
Additions for tax positions of current year	4,937
Additions for tax positions of prior year	249
Reductions for tax positions of prior year	(1,207)
Balance at December 31, 2010	$14,908

Unrecognized tax benefits
Balance at January 1, 2009	$1,871
Additions for tax positions of prior year	9,641
Reductions for tax positions of prior year	(583)
Balance at December 31, 2009	$10,929

Jazz accounts for its uncertain tax provisions in accordance with ASC 740. Jazz’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. At December 31, 2010, Jazz had unrecognized tax benefits of $14,908. The amount of unrecognized tax benefit that, if recognized and realized, would affect the effective tax rate is $9,500 as of December 31, 2010

During the third quarter of 2010, Jazz liquidated its Chinese subsidiary and the Chinese taxing authorities completed a review of the historic income tax filings and accepted all the historic tax filings.  As such, Jazz has reversed the uncertain tax positions related to net operating losses that were abandoned when Jazz liquidated its Chinese subsidiary.  The $1,207 decrease in the gross unrecognized tax benefits in 2010 has been recorded as a “reduction for tax positions of prior year” in the tabular presentation above. The reduction did not have an impact on Jazz's effective tax rate.

During the fourth quarter of 2010, Jazz completed its tax analysis on how to account for the repurchase premium for tax purposes on its restructured notes. Jazz determined that due to the uncertainties regarding the timing of the deduction of the premium that a gross unrecognized tax position of approximately $4,900 was recorded in accordance with  ASC 740.

Jazz does not anticipate a significant increase or decrease in its uncertain tax benefits within the twelve months of the reporting date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19           -   INCOME TAXES (cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2010	2009	2008
Tax benefit computed at statutory rates	$3,590	$(32,886)	$(28,020)
Reduced tax rate for approved enterprise	2,118	7,228	7,410
Tax benefits for which deferred taxes were not recorded	17,467	23,617	23,955
State tax, net of federal benefit	(302)	(3,686)	197
Domestic Production Activities Deduction	(1,136)	--	--
In-process research and development	--	--	630
Permanent differences and other, net	(8,907)	705	(2,717)
Income tax provision (benefit)	$12,830	$(5,022)	$1,455

Jazz's effective tax rate for the year ended December 31, 2010 is lower than the statutory rate primarily due to the federal Domestic Production Activities Deduction.

E.	Net Operating Loss Carry forward

As of December 31, 2010, Tower had net operating loss carry forwards for tax purposes of approximately one billion USD which may be carried forward for an unlimited period of time.

At December 31, 2010, Jazz had state net operating loss carry forwards of approximately $120,900. The state tax loss carry forwards will begin to expire in 2016, unless previously utilized.

The future utilization of Jazz's net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred.  Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon the acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, the date of the Merger with Tower. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of $2,100 for the use in its tax return. Accordingly Jazz had at December 31, 2010 federal net operating loss carry forwards of approximately $39,000 that will begin to expire in 2021 unless previously utilized.

At December 31, 2010, Jazz had combined federal and state alternative minimum tax credits of $100. The alternative minimum tax credits do not expire.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19           -   INCOME TAXES (cont.)

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2006 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. With few exceptions, Jazz is no longer subject to U.S. federal income tax examinations for years before 2007; state and local income tax examinations before 2006; and foreign income tax examinations before 2007. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount. Jazz is not currently under Internal Revenue Service (“IRS”), state or local tax examination.

NOTE 20           -   RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2010	2009
Trade accounts receivable	Customers who are Primary Wafer Partners and a limited partnership	$--	$83
Long-term investment	Equity investment in a limited partnership	$234	$184
Trade accounts payable	Related parties of TIC	$33	$37
Current liabilities- Due to related parties	Mainly loans from Primary Wafer Partners	$32	$2,518
Debentures	Debenture Series B held by Primary Wafer Partners and TIC	$2,818	$6,318
Other long-term liabilities	Long term liability to a Primary Wafer Partner and Debenture Series B accrued interest related to Primary Wafer Partners and TIC	$772	$2,080

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20          -   RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

B.	Transactions

	Description of the transactions	Year Ended December 31,
		2010	2009	2008
Revenues	Mainly from customers who are Primary Wafer Partners	$200	$1,911	$31,314
Cost of revenues	Purchase of services and goods from related parties of TIC	$2,551	$1,118	$918
Financing expenses	Interest on loans received from Primary Wafer Partners and Series B held by Primary Wafer Partners and TIC	$161	$198	$1,543
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$136	$131	$120
Other income (expense), net	Equity profit (loss) in a limited partnership	$51	$(23)	$(744)
Customers’ advance and other long-term liabilities - see Note 15A(4)	Customer’s advance conversion into long term loans by a Primary Wafer Partner	$--	$--	$1,738
Loans and liabilities	Loan repayment to a Primary Wafer Partner	$--	$3,000	$2,000

C.	For commitments, contingencies and other transaction relating to Fab 2 Wafer Partner and TIC agreements, see Note 15A.