Form 20-F/A
period 2011-12-31
TOWER SEMICONDUCTOR LTD
filed 2012-08-10
CIK 928876

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

Yes  ☐    No  ☒

(ii)

EXPLANATORY NOTE

       This Amendment No.1 on Form 20-F/A to the Annual Report on Form 20-F of Tower Semiconductor Ltd. is being filed to include additional disclosure to the effect that, as permitted for acquired businesses, the scope of the company's assessment of the effectiveness of internal control over financial reporting for 2011 did not include the Japanese affiliate TowerJazz Japan Ltd., which was acquired on June 3, 2011.  This additional disclosure appears in a revised Item 15 and a revised Attestation Report of the company's registered public accounting firm.  There are no other changes to the company's Annual Report on Form 20-F.

PART II

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

As permitted for acquired businesses, the scope of our assessment of the effectiveness of internal control over financial reporting does not include TowerJazz Japan Ltd., which was acquired on June 3, 2011. TowerJazz Japan Ltd. represented 29 and 32 percent of our consolidated assets and revenues, respectively, as of and for the year ended December 31, 2011. Our assessment of internal control over financial reporting for fiscal year 2012 will include TowerJazz Japan Ltd.

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

PART III

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

8.1           List of Subsidiaries (previously filed).

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

#Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on Form 20-F/A to the Annual Report on its behalf.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

August 10, 2012

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

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at TowerJazz Japan Ltd., which was acquired on June 3, 2011 and whose financial statements constitute 29 percent and 32 percent of the Company's consolidated assets and consolidated revenues, respectively, as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at TowerJazz Japan Ltd. The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES - INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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