Form 20-F
period 2012-12-31
TOWER SEMICONDUCTOR LTD
filed 2013-04-30
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File number: 0-24790
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
Ramat Gavriel Industrial Park  P.O. Box 619, Migdal Haemek 23105, Israel
_____________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value New Israeli Shekels 15.00 per share	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,311,513 Ordinary Shares.

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

------------

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

On June 3, 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology Inc. ("Micron") which we hold through our wholly-owned Japanese subsidiary, TowerJazz Japan Ltd. (“TJP”).

Our consolidated statements included in this annual report include the results and balances of these companies from the applicable merger and acquisition dates.

As used in this annual report “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operates in Nishiwaki City, Hyogo, Japan.

(ii)

As used in this annual report as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and consolidated subsidiaries.

------------

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers and with respect to Fab 2, Fab3 and Fab 4 capacity are to 200-mm wafers.

------------

  JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor, Inc. in the U.S.

(iii)

(iv)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, 2011 and 2010 has been derived from, and should be read in conjunction with, our consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2010, 2009 and 2008 and for each of the years ended December 31, 2009 and 2008 has been derived from our audited financial statements for those years not included in this annual report.

Our consolidated financial statements include Jazz’s results commencing September 19, 2008 and TJP’s results commencing June 3, 2011, and our consolidated balance sheets include Jazz's balances,   for December 31, 2008, and on and TJP’s balances for December 31,  2011 and on.

Due to the merger with Jazz and the acquisition of TJP, it may be difficult to compare the results of operations for periods subsequent to each of these transactions with prior periods. The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes appearing in this annual report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this report. Our historical financial information may not be indicative of future performance.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$638,831	$611,023	$509,262	$298,812	$251,659
Cost of revenues	560,046	526,198	402,077	325,310	296,513
Gross profit (loss)	78,785	84,825	107,185	(26,498)	(44,854)
Research and development	31,093	24,886	23,876	23,375	14,969
Marketing, general and administrative	44,413	48,239	39,986	31,943	33,223
Write-off of in-process research and development	--	--	--	--	1,800
Acquisition related and reorganization costs	5,789	1,493	--	--	520
Fixed assets impairment	--	--	--	--	120,538
Operating profit (loss)	(2,510)	10,207	43,323	(81,816)	(215,904)
Interest expenses, net	(31,808)	(27,797)	(26,406)	(24,205)	(19,469)
Other finance expenses, net	(27,583)	(12,505)	(46,519)	(21,505)	1,903
Gain on debt restructuring	--	--	--	--	130,698
Gain from acquisition	--	19,467	--	--	--
Other income (expense), net	(1,042)	13,460	65	2,045	(918)
Income (loss )before income tax expenses	(62,943)	2,832	(29,537)	(125,481)	(103,690)
Income tax benefit (expense)	(7,326)	(21,362)	(12,830)	5,022	(1,455)
Loss for the year	$(70,269)	$(18,530)	$(42,367)	$(120,459)	$(105,145)
Basic loss per ordinary share	$(3.25)	$(0.92)	$(2.70)	$(10.65)	$(11.70)
Other Financial Data:
Depreciation and amortization	$173,585	$162,679	$143,023	$143,404	$138,808

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$133,398	$101,149	$198,382	$81,795	$34,905
Working capital	129,186	35,830	72,053	70,113	24,133
Total assets	814,640	857,221	801,728	650,837	706,793
Short-term bank debt and current maturities of debentures and bank loans	49,923	48,255	122,179	7,000	15,330
Loan from banks, net of current maturities	94,922	103,845	111,882	187,606	222,989
Debentures, net of current maturities	193,962	197,765	247,598	241,207	208,512
Shareholders’ equity	220,025	174,703	117,782	56,014	111,567
Weighted average number of ordinary shares outstanding	21,623	20,138	15,688	11,364	8,983
Number of shares outstanding	22,312	21,219	17,703	13,264	10,668

 Risk Factors

Our business faces many risks. Any of the risks discussed below could have a material impact on our business, financial condition and operating results.

Risks Affecting Our Business

We have a large amount of debt, liabilities and fixed costs associated with our four manufacturing facilities and our business may be adversely affected if we will not be able to timely fulfill our debt obligations and operate at high utilization rates in order to cover our fixed costs.

We have a large amount of debt, fixed costs associated with our 4 manufacturing facilities and other liabilities. As of December 31, 2012, Tower had approximately $131 million of outstanding secured bank loans which carry interest of Libor plus 3.5% to be repaid in quarterly installments between March 2014 through June 2016, totaling $30 million in 2014, $70 million in 2015 and $31 million in 2016, (ii) approximately $26 million of unsecured outstanding debentures to be repaid between December 2013 and December 2016 which carry interest of 8%, and (iii) approximately $230 million of unsecured outstanding debentures which carry interest of 7.8%, mostly convertible into ordinary shares, to be repaid between December 2015 and December 2016 if not converted earlier. As of December 31, 2012, Jazz had (i) approximately $19 million of outstanding borrowings under its up to $45 million Wells Fargo credit line carrying an interest rate of Libor plus approximately 2.5%, due September 2014,  and (ii) approximately $94 million of outstanding debentures due June 2015 which carry interest of 8%. As of December 31, 2012, TJP had approximately $13 million of outstanding borrowings under a secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $50 million) provided by GE Capital. Loans obtained under this credit line carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum.

Carrying such a large amount of debt and other liabilities may have significant negative consequences, including:

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations, which may increase our net loss or reduce our net profits; and/or

•	enforcement by the banks and/or Micron of their liens against Tower, Jazz or TJP’s respective assets, as applicable (at the occurrence of an event of default).

Following current difficult times in worldwide financial and other markets, there is no assurance that the negative global economic conditions will not continue to negatively affect our business and financial position. The effects of a downturn in the semiconductor industry and global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for our products and the end products of our customers, as well as commercial relationships with our customers, suppliers, and creditors, including our lenders and our ability to raise funds in the capital markets. A downturn in the semiconductor industry and global economy may adversely affect our plans to continue capacity growth, and our future financial results and position, including our ability to fulfill our debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

In addition, in our industry, we incur high fixed costs that represent a substantial portion of the operating costs of semiconductor manufacturing operations. As a result, if we will not have substantial customer demand for our products and will not operate our facilities at very high utilization rates, we will not reach such revenue levels that would cover our fixed costs, enable us to achieve and maintain operating profits, as well as generate enough cash from operations that to cover our capital expenditures and short term liabilities which would adversely affect our business.

In order to finance our fixed costs, debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from our ongoing operations, we continue to explore measures to obtain funds from additional sources including debt and/or equity restructuring and/or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to cover our ongoing fixed costs, capital expenditure costs and other liabilities and obligations, fully or partially repay our short term and long term debt in a timely manner and fund our growth plans and working capital needs.

Our success as a leading specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions.  There is no assurance that we will be successful in utilizing our expanded capacity, finding new business or successfully executing such current and new acquisitions.

Our Company’s growth as a leading specialty foundry depends, to a significant degree, upon our ability to increase our presence in the specialty foundry field and firmly entrench ourselves as a leading specialty foundry. In order to do so and thereby improve our financial position and operating cash flow, we need to expand our business and attract new customers who will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing, consummating and loading such acquisitions and integrating them into our business.

We cannot assure you that we will be successful in expanding our business, attracting new customers in our current fabs and increasing our market presence. Further, we cannot assure that we will find and successfully execute such acquisitions or that they will achieve the expected synergies. Furthermore, terms of our existing indebtedness, may prohibit or limit our ability to engage in certain acquisitions.

Our reliance on acquisitions, such as our acquisition of TJP in June 2011, as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•	Other foundries may bid against us to acquire potential targets. This competition may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•
We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lender banks, and as a result, or for other reasons, we may fail to consummate certain acquisitions.

•	Potential acquisitions may divert management’s attention away from our existing business operations, which may have a negative adverse effect on our business.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy, achieve expected synergies or attract sufficient business to newly acquired facilities in a timely manner.

•
We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company with excessive unknown contingent liabilities, including, among others, patent infringement or product liability.

•
We may not be able to obtain sufficient financing which could limit our ability to engage in acquisitions or the amount or terms of financing actually required before and after acquisition may vary from our expectations.

If we are unable to manage fluctuations in cash flow, our business and financial condition may be adversely affected.

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations due to certain factors, including:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt obligations; and

•	our ability to fulfill our obligations and meet performance milestones under our facility agreement, foundry agreements and investment center programs.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower’s business may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement and is unsuccessful in negotiating a revised repayment schedule or revised terms, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans made by them to Tower, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.  There is no assurance that Tower will be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or other funding sources. If Tower is not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and may fail to meet covenants and financial ratios under the amended facility agreement, which may have a material adverse effect on Tower.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers.  Should Tower's banks exceed these limitations, their ability to lend additional money to Tower in the future would be limited and they may require Tower to return some or all of its $131 million outstanding borrowings, which may have a material adverse effect on Tower’s business and financial condition.

Our acquisition of TJP involves risks that may adversely affect our future revenues and operating results.

Our acquisition of TJP in June 2011, involves known and unknown risks that may adversely affect our future revenues and operating results, including:

•	failure to successfully integrate TJP in accordance with our business strategy;

•
in the event it takes longer than expected to attain new customers and products for manufacture at Fab 4, it may adversely affect TJP’s ability to fund the costs at Fab 4, which may adversely affect TJP’s ability to maintain its operations and may result in incurring high one-time costs.

•
Historically, Fab 4 served entirely as a fabrication facility for Micron’s products.  We are in the process of bringing various process technologies to Fab 4 to allow for the manufacture of a wide range of products at this facility for a broad range of customers.  This requires significant capital expenditures and on site qualification of technologies.  There is no assurance that TJP will be successful in expanding its customer base in a timely manner in order to cover its manufacturing and operating costs.  In the event that TJP is unable to obtain sufficient funds from its business and operations, the Company’s financial results may be adversely affected.

If TJP does not comply with certain covenants, it may be subject to significant penalties, which may adversely affect its operations and the Company.

Pursuant to its agreements with Micron, TJP is subject to certain affirmative, financial and restrictive covenants, and other obligations until June 2013.

If TJP does not comply with such covenants or limitations, Micron will have various potential remedies depending on the level of breach, and subject to certain arrangements with the bank lender to TJP detailed in the intercreditor agreement, including:

•	The ability to buy back the TJP shares and/or TJP assets (purchase will be at the fair market value of TJP’s assets and liabilities at the time of the buy back);

•	Ability to foreclose on certain pledged assets of TJP;

•	Ability to claim liquidated damages in an amount of up to $100 million.

In the event that TJP does not comply with certain covenants that entitle Micron to remedies such as those listed above, it may be subjected to significant penalties which may adversely affect Fab 4 operations and the Company.

If we do not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, we will not fully utilize the substantial investment made in the construction of Fab 2.

The full ramp-up of Fab 2 has not been completed to date. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2’s production levels is dependent on prevailing and forecasted market conditions, customer demand, availability of equipment and our ability to fund such ramp-up. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers’ production demands and as a result may lose customers and may not attract new ones. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers’ needs. In addition, we have experienced, and may in the future experience, difficulties that are customary in the installation, functionality and operation of equipment. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in the Company not fully utilizing the substantial investment made in the construction of  Fab 2, which may affect adversely our future financial results.

Failure to comply with the terms of the Israeli Investment Center regulations and the criteria set forth in the certificates of approval may result in us not receiving the benefits of the approved plans or may subject us to significant penalties by the Investment Center.

In 2011, we received an official approval certificate (“ktav ishur”) from the Israeli Investment Center, a governmental agency, for our expansion program according to which we received approximately $36 million to date for investments made commencing 2006. Under our previous approved program approved in December 2000, we received $165 million of grants for capital expenditure investment made during the years 2001 through 2005.

Eligibility for the above grants and other tax benefits are subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event we breach the various conditions and terms, we may not be eligible to receive the benefits of the approved plan and may be exposed to significant penalties by the Investment Center, up to the amounts we received in the past.  In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets. These liens secure the Investment Center against a breach by us of the terms of the investments grant program.

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity.

We have committed a portion of our capacity for future orders from some customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

We may be required to incur additional indebtedness.

Although Tower, Jazz and TJP are limited by the covenants in their respective loan facilities, and TJP is also limited by covenants in its agreements with Micron, Tower and/or Jazz and/or TJP could find themselves in a position in which they may be required to take on additional indebtedness in order to fund their operations, which would increase the amount of our outstanding indebtedness.  Any additional indebtedness may increase the risks associated with servicing our indebtedness.

Adverse global or economic conditions may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

Market analysts are currently cautious as to the forecasted industry demand and conditions The effects of downturns in the semiconductor industry and global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact our consumer and customer demand for our products and the end products of our customers, as well as commercial relationships with our customers. A disruption in the ability of our customers to access sources of liquidity could lead to the inability or failure on their part to meet their payment obligations to us. Such downturn may also have a detrimental effect on our commercial relationships with our suppliers and creditors, including our lenders, as well as our ability to raise funds in the capital market. The insolvency of key suppliers could lead to product delays. A downturn in the semiconductor industry and global economy may adversely affect our plans to continue capacity growth and our future financial results and position, including our ability to fulfill our debt obligations and other liabilities.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

•	The cyclical nature of the semiconductor industry and the volatility of the markets served by our customers;

•	Changes in the economic conditions of geographical regions where our customers and their markets are located;

•	Shifts by integrated device manufacturers and customers between internal and outsourced production;

•	Inventory and supply chain management of our customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Our susceptibility to intellectual property rights disputes;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

•	Increase in the fair value of our bank loans, certain of our warrants and debentures; and

•	Changes in accounting rules affecting our results.

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

Under prevailing accounting standards, we are required, in certain circumstances, to mark our liabilities, or an embedded feature that is part of a liability, to market, e.g. convertible debentures, warrants and options. An increase or a fluctuation in such securities’ market price or our share price may cause a significant increase or fluctuation in our reported GAAP non-cash financing expenses, net which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, net, our reported net profit or loss and our reported earnings or losses per share, and may cause our possible gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereof.

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

We have a history of operating losses. Our facilities must operate at high utilization rates in order to reach such revenue levels that would cover our fixed costs and reduce our losses.

We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at very high utilization rates in order to reach such revenue levels that would cover our fixed costs and reduce our losses. A significant portion of our losses have been due primarily to significant depreciation and amortization expenses, as well as financing and operating expenses.  These costs and expenses have not been offset by a sufficient increase in the level of revenues. If we do not operate our facilities consistently at high utilization rates, we will be unable to achieve and maintain operating profits or achieve net profits, as well as generate enough cash from operations that would cover our capital expenditures and debt payments which would adversely affect our business. We cannot assure you that we will be profitable on a quarterly or annual basis in the future.

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

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A decrease in demand for, or selling prices of, products that contain semiconductors may decrease the demand for our services and products and reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. Any significant decrease in the demand for these devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other computers decline significantly, we may be pressured to further reduce our selling prices, which may reduce our revenues and may reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business and profitability may suffer.

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

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. We expect these patterns to repeat in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market, such as we experienced several times in the past, may not allow us to operate at a profit.  This may seriously harm our financial results and business if we are unable to take appropriate or effective actions in a timely manner, such as reducing our costs to sufficiently offset declines in demand for our services.

If Tower fails to comply with the terms of an agreement under which Tower has to provide a turn-key solution for the upgrade of a fabrication facility, Tower’s financial condition may be affected.

In 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The total agreement value is approximately $130 million of which approximately $118 million was received as of December 31, 2012.

Payments are based on performance of milestones and delivery of the deliverables such as, delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.  If we fail to meet our obligations under this agreement, we may face claims for liability or indemnification which may have a material effect on our financial condition.

 If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace them with other customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity.  In addition to the revenue loss that could result from unused capacity or lower sales prices, we may have difficulty adjusting our costs to align with the lower revenue in a timely manner, which could harm our financial results.

We are substantially dependent upon our relationships with certain customers, and the termination or non-renewal of our agreements or other arrangements with these customers may materially and negatively impact our financial position and financial results.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2012, we had two customers who contributed between 6% to 43% of our revenues. During the year ended December 31, 2011, we had four customers who contributed between 5% to 32% of our revenues. In 2010, we had five customers who contributed between 5% to 16% of our revenues. The loss of any one of these customers, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are not able to renew on commercially reasonable terms any of their respective arrangements with us, may materially and negatively impact our overall business and our consolidated financial position and financial results.

If we do not develop and update our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

•	rapid technological developments;

•	evolving industry standards;

•	changes in customer and product end user requirements;

•	frequent new product introductions and enhancements; and

•	short product life cycles with declining prices as products mature.

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all and if we are unable to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

The semiconductor foundry business is highly competitive; our competitors may have competitive advantages over us and our results of operations may be adversely affected if we do not successfully compete in the industry.

The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close geographic proximity to companies involved in the design and manufacture of integrated circuits.

As our competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decrease of our profit margins, reduced earnings or increased losses.

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

Furthermore, integrated device manufacturers continue to design and manufacture integrated circuits in their own fabrication facilities. There is a possibility that in certain periods or under certain circumstances such as low demand, they will choose to manufacture their products in their facilities instead of manufacturing products at external foundries.   If our customers will choose to manufacture internally rather than manufacture at our facilities, our business may be negatively impacted.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business could be seriously harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture wafers and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Although we have been enhancing our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. In the past, we have encountered the following problems:

•	difficulties in upgrading or expanding existing facilities;

•	unexpected breakdowns in our manufacturing equipment and/or related facility systems;

•	difficulties in changing or upgrading our process technologies;

•	raw material shortages or impurities;

•	delays in delivery or shortages of spare parts; and

•	difficulties in maintenance of our equipment.

Should these problems repeat, we may suffer delays in delivery and performance. Any of these problems could seriously harm our reputation, operating results and financial condition.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

To increase the production capability of our facilities and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial condition.

Our exposure to inflation and currency exchange and interest rate fluctuations may increase our cost of operations.

Of our revenues for the year ended December 31, 2012, 43% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).  Of our revenues for the year ended December 31, 2011, 32% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).  Our financing and investing activities and our expenses and costs are denominated in USD, New Israeli Shekels (NIS), JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The dollar amount of our operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US dollar.  The dollar amount of our operations, which is denominated in JPY, is influenced by the timing of any change in the exchange rate of the USD in relation to the JPY. Such dollar amount of operations will increase if the US dollar devalues against the NIS or the JPY.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Tower, Jazz, and TJP’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower and/or Jazz and/or TJP's banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower and/or Jazz and/or TJP to bear such increased cost as provided for in the respective credit facility agreement.

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

We depend on third party intellectual property in order for us to provide certain foundry services and design support to our customers. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers’ products could be delayed, resulting in underutilization of our capacity.  If any of our intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.  In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or to defend our intellectual property rights could harm our business.

Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights.  Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to intellectual property claims from time to time, some of which have been resolved through license agreements, the terms of which have not had a material effect on our business.

From time to time, we are a party to litigation matters incidental to the conduct of our business.  Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

•	litigating the matter in court and paying substantial monetary damages in the event we lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

Any one or several of these alternatives could place substantial financial and administrative burdens on us and hinder our business.  Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if we will be involved in litigation relating to alleged patent infringement or other intellectual property matters, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

As of December 31, 2012, we held 189 patents in force in the United States and 26 patents in force in foreign countries. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will at all times enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel,  in Jazz’s production processes in California and in TJP’s facility in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

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

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate the risks related to our international operations.

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

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard CMOS processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard CMOS processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business, results of operations and cash flow may be harmed.

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

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S., Israeli and/or Japanese export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates, could materially harm our business by reducing our sales, requiring modifications to processes that we license to foreign third parties, or requiring too extensive modifications to the products of our customers. Neither we nor our customers may export products using or incorporating controlled technology without obtaining an export license. Governmental restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than us or our customers.

In the event that Jazz engages in a Special Security Agreement with the United States Department of Defense, it may limit the synergies and other expected benefits of the merger with Jazz.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, we are working with the Defense Security Service of the United States Department of Defense ("DSS") to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement ("SSA"). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower or TJP. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the merger. There is no assurance when, if at all, an SSA will be reached.

If the integrated circuits we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom integrated circuits into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, may have a material adverse effect on our business, reputation, financial condition and our ability to attract and retain customers.

A significant portion of Fab 3’s workforce is unionized, and its operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt its production and adversely affect the yield of its fab.

A significant portion of Fab 3’s employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that is scheduled to expire in March 2015.  We cannot predict the effect that continued union representation or future organizational activities will have on Fab 3’s business. We cannot assure you that Fab 3 will not experience a material work stoppage, strike or other collective action in the future, which may disrupt its production and adversely affect its customer relations and operational results.

 The production yields and business of our fabs could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. Fab 4 is located in Japan, in a region that was not affected by the 2011 earthquake in Japan but is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of a major earthquake, and any resulting damage could seriously disrupt production and result in reduced revenues. In addition, we have no insurance coverage which may compensate us for losses that may be incurred at Fab 3 and Fab 4 as a result of earthquakes, and any such losses or damages incurred by us may have a material adverse effect on our business.

The production line may stop for short or long periods of time due to power outages, water leaks, chemical leaks and other causes, which may adversely affect our cycle time, yield, and on schedule delivery, thereby potentially causing an immediate loss of a material amount of revenue for the current and coming quarter or quarters, which would adversely affect our revenue, profitability and short term financial forecasts as compared to our original estimations.

There are many events that may adversely affect the manufacturing process running in a facility.  From time to time, there are events such as power outages, water leaks and chemical leaks that may adversely affect our cycle time, yield and on schedule delivery.  In such events, we try to mitigate any potential damage caused by such events and have insurance coverage which we believe to be sufficient. However, we cannot ensure that such events will have no negative effect on the Company. Such events may potentially cause an immediate loss of a material amount of revenue for the current and coming quarter or quarters, which would adversely affect our revenue, profitability and short term financial forecasts as compared to our original estimations.

Climate change may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity if no aggressive remediation steps are taken. Public expectations with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs.

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in increased production costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted may adversely affect our operations. Changes in environmental regulations, such as those on the use of per fluorinated compounds, may increase our production costs, which may adversely affect our results of operation and financial condition.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. In August 2012 the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements, there is no assurance that we will be able to gather all of the information required from our suppliers. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there is no assurance that we will continue to be able to obtain adequate supplies of materials needed for our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3.

In 2010, the properties which Jazz leases for its fabrication facilities and headquarters were sold to a real estate investment firm based in Irvine, California.   In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2017 and to exercise options to extend that lease through 2027.  The new owner has expressed its intention to begin development of a portion of the property adjacent to Jazz’s fabrication facility, with the first phase of development of mixed use townhouses, midrise and hi-rise condominium potentially beginning in 2014 or thereafter.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations.  Although Jazz does not anticipate a material adverse impact to its operations, it is possible that construction activities adjacent to Jazz’s fabrication facility could result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which could adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, could result in a loss of wafers in production, deterioration in Fab 3’s yield and substantial downtime to reset equipment before resuming production.

Risks relating to vacating Jazz’s headquarters building and relocating personnel and operations into the Fab3 fabrication facility.

Under Jazz’s amended leases for its fabrication facilities and headquarters, Jazz’s  landlord has notified Jazz that the landlord is exercising its right to  terminate the lease for Jazz’s  headquarters building, but not Jazz’s fabrication facility, effective January 1, 2014.  Although we do not anticipate a material adverse impact to our operations as a result of this move, it is possible that the process of relocating personnel as well as associated telephone and data lines and computer equipment could result in some temporary disruptions to our normal business operations, which could adversely affect our business and operating results.

Risks Related to Our Securities

Tower's outstanding debentures are subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s notes are subordinated to Jazz's secured indebtedness to its bank.

Tower's outstanding debentures are subordinated to (i) approximately $131 million in the aggregate payable to the banks as of December 31, 2012 under Tower’s amended facility agreement and (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor under the Investment Center’s “Approved Enterprise” program in relation to Fab 2. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. In addition Jazz's notes are subordinated to approximately $19 million payable in regard to Jazz's secured bank loans as of December 31, 2012. As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

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

In addition, it is possible that Tower’s operating results may be below the expectations of public market analysts and investors, in which case, the price of Tower’s securities may underperform or fall.

Market sales of large amounts of Tower’s shares or securities, or even the perception that such sales may occur, may depress the market price of Tower’s share, impair our ability to raise capital through the sale of Tower securities and limit our ability to find financing sources to fund our long-term debt and other liabilities.

Market sales of large amounts of Tower’s shares or securities, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares. Of Tower’s approximately 22.3 million outstanding ordinary shares as of December 31, 2012, approximately 19.5 million are held by non-affiliates and are freely tradable under US securities laws.  The balance is held by affiliates of Tower. Some of these shares are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance are eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition, as described below, a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible debentures, primarily the bonds series F.

A conversion or exercise of a material portion of such convertible securities, or even the perception that such a conversion or exercise may occur may depress the market price of Tower ordinary shares and may impair our ability to raise capital through the sale of Tower securities.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of December 31, 2012, we had approximately 22.3 million ordinary shares outstanding. We may issue additional ordinary shares that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. If certain convertible securities are converted or exercised, we will be obligated to issue up to 55.9 million shares to our banks, employees, CEO, directors, bond holders, warrant holders and Israel Corp. In addition, we may execute on additional financings in the future,  which may involve the issuance of additional ordinary shares or securities that are convertible into or exercisable for the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors, thereby potentially adversely affecting our financial position.

We are subject to the reporting requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market proce of our shares and our ability to access the capital markets.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab 1 and Fab 2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption to our manufacturing in Israel if acts associated with this conflict result in any serious damage to said manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our Israeli personnel to perform military service.

In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2014. If the exemption is not renewed in the future and we are forced to close either or both of the Israeli facilities for this period each week, our financial results and business will be harmed.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of Tower’s assets (excluding its foreign subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against Tower or any of these persons, in US or Israeli courts based on the civil liability provisions of the US federal securities laws, except to the extent that such judgment could be enforced in the U.S. against Tower’s U.S. subsidiaries. Additionally, it may be difficult to enforce civil liabilities under US federal securities laws claimed in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.095-micron. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs.  We are currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained over twenty years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, we have significantly upgraded our Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies.

In 2003, we commenced production in Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), power platforms and mixed-signal technologies.

In September 2008, we merged with Jazz Technologies, Inc ("Jazz"). Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California (“Fab 3”). The merger has provided several key benefits, including increased global capacity, a larger customer base, a more comprehensive product portfolio and a stronger financial base.

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan ("Fab 4") from Micron. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. ("TJP"). Fab 4 supports geometries ranging from 0.13 to 0.095-micron to manufacture DRAM and CMOS image sensor products.  We are currently in the process of qualifying other process technologies in Fab 4 to enable it to manufacture other customer products.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2350 Mission College Blvd. Suite 500, Santa Clara, CA 95054.

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

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities.  These companies, such as Intel and IBM, are known as integrated device manufacturers, or IDMs.  In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge.  Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity.  As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services.  Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies. This need for external manufacturing capacity led to the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers.  Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices - all features that require increasingly complex ICs. The industry has experienced a dramatic increase in the number of applications that incorporate semiconductors.  Further, in order to compete successfully, semiconductor suppliers must minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs have focused more on their core competencies, design and intellectual property, and tend to outsource manufacturing to foundries.

The two basic functional technologies for semiconductor products are digital and analog. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of electronic products such as digital still cameras, x-ray medical applications, flat panel displays, personal computers, cellular handsets, telecommunications equipment, consumer electronics, automotive electronics and industrial electronics. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices on a single chip which can process both analog and digital signals.

            Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property. In addition, today’s analog market is driven strongly by growing sensitivity to environmental requirements such as the conservation of energy, and human well being.   This is seen in applications designed for diagnostics, medical devices, entertainment, infotainment and safety, all developed using analog technology.

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

The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced foundry manufacturing.  Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers.  In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Thus, wafer manufacturers may also need to make a significant investment in specialty process technologies in order to manufacture these semiconductors. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS), high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), and bipolar CMOS double-diffused metal oxide semiconductor (BCD). We have mastered the skills required to work in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

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

We provide wafer fabrication services to fabless IC companies and IDMs, as sole source or second source, and enable smooth integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly integrated ICs to market rapidly and cost effectively.  We believe that our technological strengths and emphasis on customer service have allowed us to develop a unique position in large, high-growth specialized markets for CMOS image sensors, RF, power management and high performance mixed signal ICs.

We manufacture using specialty process technologies, mostly based on CMOS process platforms with added features to enable special and unique functionality, improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers who use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the implementation of its applicable process technology. The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. In addition, the relatively small engineering community with specialty process expertise has limited the number of foundries capable of offering specialty process technologies.  We believe that our specialized process technologies combined with design enablement capabilities distinguish our IC manufacturing services and attract industry-leading customers.

We also offer process transfer services to integrated device manufacturers (IDMs) who wish to manufacture products using their own process and do not have sufficient capacity in their own fabs.  Existing or new fabs may engage us for such services in order to expand their technology offerings. Our process transfer services are also used by fabless companies that have proprietary process flows that they wish to manufacture at additional manufacturing sites for purposes of geographic diversity or require a new technology node which is very costly to build independent of other business commitments.  Our process services include development, transfer, and extensive optimization as defined by customer needs.

With our world-class engineering team, well established transfer methodologies, and vast manufacturing experience, we offer state of the art production lines for core CMOS and specialized technologies such as back-end-of-line (BEOL) magnetoresistive random access memory (MRAM) and MEMS, among others. With a combination of well known intellectual property protection and capacity flexibility commitment, we ensure customer confidence and satisfaction for low-risk services and fast time-to-market.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last twenty years.  We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications.  Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers who seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market of our customers’ next-generation products has enabled us to maintain a high customer retention rate and increase the number of new customers and new products for production.

We derived a very significant amount of our revenues for the year ended December 31, 2012 from our target specialized markets: CMOS image sensors, wireless communication, RF SiGe, high performance analog and power ICs.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

            The specific process technologies that we currently focus on include: CMOS image sensors (CIS), advanced analog CMOS, radio frequency CMOS (RF CMOS), radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) and power LDMOS.

In November 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. We have received approximately 90% of the agreed consideration but may be exposed to claims regarding liability or indemnification under said agreement.

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

We are currently actively involved in the high-end sensor and applications specific markets, which include applications such as high end video, industrial machine vision, dental x-ray, medical x-ray automotive sensors and three dimensional sensors for entertainment and industrial applications.

We recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry.  Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993.  Our services include a broad range of turnkey solutions and services, including silicon proven pixels services, optical characterization of a CMOS process, innovative patented stitching manufacturing technique and optical testing and packaging.  The CMOS image sensors that we manufacture deliver outstanding image quality for a broad spectrum of digital imaging applications.

Specifically, our CIS portfolio includes pixels ranging from 2.2 micron up to 150 micron, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are being used mainly in the industrial sensor and in the three dimensional sensors markets. Our advanced photo diode (APD) technology used in CMOS image sensors enables improved optical and electrical performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of very sophisticated and high performance camera module solutions.

For the X-ray market, we offer our innovative patented “stitching” technology in Fab 2 on 0.18-micron process and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  These pixels are used by our customers in dental and other medical X-ray products. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology is also used by us in the manufacturing of large sensors (up to one die per wafer) on 8” wafers and high end large format sensors with special pixels that we have developed specifically for this market.

RF CMOS

In recent years, more and more designers opt to develop high frequency products based on RF CMOS technologies. The superior cost structure of CMOS technologies enables high volume, low cost production of high frequency products.  We used our mixed signal expertise to leverage and develop processes and provide services for customers that utilize CMOS technologies and require high frequency performance.

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

BiCMOS for RF and High Performance Analog

Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for RF semiconductors, such as wireless transceivers and television tuners. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized, and require enhanced tool capabilities to achieve high yield manufacturing. We currently have 0.35 micron BiCMOS process technology.

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, optical networking components, television tuners and power amplifiers. These integrated circuits generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few integrated circuit manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS micron technologies available.

Power and Power Management ICs

Our high voltage CMOS and BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron. We have extended the high voltage options and integrated the BCD process technology into our more advanced power management technology nodes (0.35 and 0.18 micron) to enable higher levels of analog integration at voltage ranges that are suitable for automotive electronics and line power conditioning for consumer devices.  We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node. In 2010, we introduced two more power management platforms: an isolated platform that incorporates an EPI growth on top of a buried layer on our 0.18 micron 8” based power platform; and a 700V platform on our 6 inch line, that supports the fast growing LED lighting market. The isolated platform ramped to high volume in the second half of 2011 and the 700V platform began production ramp in 2012. In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management devices on our 0.18 micron platform. This, combined with our scalable model for LDMOS devices makes our power management platform very attractive in the power IC market. We have released several Y-flash based modules to our customers which have already been integrated into their products.

In 2011, we signed an MOU with Samsung Electro Mechanics (“SEMCO”) to develop a high side 700V platform to be used for the power inverter market. The development was completed in 2012 and the technology is now part of our offering for SEMCO and all other customers. We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such features currently under development include technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS, adding silicon-on-insulator (SOI) substrates to enable increased integration of RF and analog functions on a single die and scaling the features we offer today to the 0.13 micron process technology, including the integration of advanced SiGe transistors with 0.13 micron CMOS and copper metallization. The 0.13um BiCMOS process with copper metallization was released into production in 2012 and initial customer orders were received during 2012.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to aggressively expand our global customer base.  We have marketing and sales support personnel in the United States, Europe, Korea, Taiwan, Japan and Israel. We appointed country managers in Korea, Europe and China. Our marketing and sales staff is supported by independent sales representatives, located in Europe and Japan, who have been selected based on their experience in and understanding of the semiconductor marketplace.

Our sales cycle is generally 8-26 months or longer for new customers and can be as short as 8-12 months for existing customers.  The typical stages in the sales cycle process from initial contact until production are:

•	technical evaluation;

•	product design to our specifications, including integration of third party intellectual property;

•	photomask - design and third party photomask manufacturing;

•	silicon prototyping;

•	assembly and test;

•	validation and qualification; and

•	production.

The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders. During the year ended December 31, 2012, we had six significant customers who contributed between  3% to 43% of our revenues. During the year ended December 31, 2011, we had four significant customers who contributed between 5% to 32% of our revenues. In 2010, we had five significant customers who contributed between 5% to 16% of our revenues.

The percentage of our revenues from customers located outside the United States was 31%, 22% and 19% in the years ended December 31, 2010, 2011 and 2012, respectively. Although most of our revenues are from US-based customers, we expect a substantial portion of our revenues to continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2012	2011	2010
United States	81%	78%	69%
India	3%	7%	14%
Asia-Pacific	10%	8%	8%
Europe	5%	5%	7%
Israel	1%	2%	2%
Total	100%	100%	100%

We price our products on a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most of our customers usually place their purchase orders only two to four months before shipment; however a few of our major customers are obligated to provide us with longer forecasts of their wafer needs.

We publish press releases, articles, white papers, perform presentations, participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and attend and exhibit at various industry trade shows to promote our products and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis and publicly release any such information that we deem material or important to disclose or as may be required by law.

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wire and wireless high-speed communications, consumer electronics, automotive and industrial. We manufacture products for a wide range of electronic products, including but not limited to, high-performance applications, such as transceivers and power management for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; high end video cameras, dental and medical x-ray vision, industrial cameras, focal plan arrays for imaging applications; controllers for power amplifier and switching chips in cellular phones and wireline interfaces for switches and routers.

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing. They each also have some capacity for of specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We compete most directly in the specialty segment with foundries such as Vanguard, DongBu, X-Fab, ASMC, Grace, HHNEC, and Silterra.  We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM, ST and Samsung, that produce ICs for their own use and may allocate a portion of their manufacturing capacity for foundry operations for external customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to other companies involved in the design of ICs and to the Asian customer base.  The principal elements of competition in the wafer foundry market are:

•	technical competency;

•	production quality;

•	time-to-market & manufacturing cycle time;

•	available capacity;

•	device yields;

•	design and customer support services;

•	access to intellectual property;

•	price;

•	management expertise;

•	strategic relationships;

•	research and development capabilities; and

•	stability and reliability of supply in order to be a trusted supplier.

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

We seek to compete primarily on the basis of advanced specialty technology, R&D, breadth of product offering, production quality, technical support and our design, engineering and manufacturing services.  We have a differentiated service offering and proven track record in specialized markets, which enables us to effectively compete with larger foundry service providers.

 Some semiconductor companies have advanced their CMOS designs to 90 and 65 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

Procurement and Sourcing

Our manufacturing processes use many materials, including silicon wafers, chemicals, gases, photomasks and various metals.  These raw materials generally are available from several suppliers.  In many instances, we purchase raw materials from a single source to obtain preferred pricing.  In those cases, we generally also seek to identify, and in some cases qualify, alternative sources of supply.

In addition, we have agreements with several key material suppliers under which they hold certain levels of inventory for our use. We are not obliged under these agreements to purchase and pay for the raw material inventory that is held by our vendors at our sites until we actually use it, unless we hold the inventory beyond specified time limits.

RESEARCH AND DEVELOPMENT

Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce to production advanced process technologies that meet our customers’ needs. Our process development strategy relies on CMOS process platforms that we license and transfer from third parties or develop ourselves.

From time to time, at a customer’s request, we develop a specialty process module, which in accordance with the applicable agreement may be used for such customer on an exclusive basis or added to our process offering. Such developments are very common in all of our special process technologies noted above.

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the Israeli Office of the Chief Scientist (“OCS”). Accordingly, Tower is subject to restrictions set forth in Israeli law which limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with OCS funding. In addition, we may be required to obtain export licenses before exporting certain controlled technology or products to any third party and may be required to comply with US and other foreign export regulations as may be applicable.

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

Research and development expenses for the years ended December 31, 2010, 2011 and 2012 were  $23.9 million, $24.9 million and $31.1 million, net of government participation of  $2.7 million, $2.4 million and $1.8 million, respectively. As of December 31, 2012, we employed 171 professionals in our research and development departments, 35 of whom have PhDs.  In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, in Newport Beach, California and in Nishiwaki, Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2012, we held 189 patents in force in the United States and 26 patents in force in foreign countries. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in CMOS image sensors, embedded flash, power management, RF, SiGe, MEMS and mixed-signal technologies by continuous development in these areas. A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading providers, such as ARM and Kilopass, and further develop specialized processes through our internal design teams. The licensing of these technologies has significantly reduced our internal development costs.

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

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc., Mentor Graphics Corp., and other suppliers of electronic design automation tools, and also licensed standard cells, I\O and memory technologies from ARM, Synopsys, Inc., and other leading providers of physical intellectual property components for the design and manufacture of ICs. Through these relationships, we provide our customers with the ability to simulate the behavior of their design in our processes using standard electronic design automation, or EDA, tools.

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design support. At the initial design stage, our customers’ internal design teams use our proprietary design kits that we have developed to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. These design kits, which collectively comprise our design library and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment to our manufacturing process before actually manufacturing the semiconductor. Our engineers, who typically have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities.  Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive advantage when implementing designs that reach the boundaries of technology.  In addition, our IP and engineering services can assist and relieve some of our customers' issues, providing the specific skills and expertise critical for successful implementation of our customers’ design on our manufacturing process.

We believe that our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represent one of our competitive strengths.

 During 2011, we launched a Design Centers Partnership Incentive Program offered to independent design centers, known as Design Star Awards Program (DSAP). The reciprocal program enables TowerJazz to attain new customers and increase revenue from their design partners’ referrals. In turn, the design houses will receive incentives from TowerJazz for its products and services as well as referrals for new design customers.

The program enlists qualified design partners specialized in our process that can facilitate design work for our customers to effectively manufacture their products at our facilities. It offers capabilities to design both complete ICs including assembly and test and, in addition, supports specific design stages in the chip development process.

Government Regulation

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

The legal name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993.  Tower directly operates our Fab 1 and Fab 2 facilities in Israel.   Tower’s wholly-owned subsidiary, Jazz Technologies, Inc. owns all of the shares of Jazz Semiconductor, Inc. (both of which are incorporated under the laws of the State of Delaware) which operates our Fab 3 facility. Tower’s wholly-owned subsidiary, TowerJazz Japan, Ltd. (incorporated in Japan) operates our Fab 4 facility in Japan.

D.	PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

We currently operate four manufacturing facilities—our Fab 1 and Fab 2 facilities in Israel, our Fab 3 Jazz facility in Newport Beach, California and our Fab 4 facility in Japan. The capacity in each of our facilities at any particular time is variable and depends on the combination of the processes being used and the product mix being manufactured.  Hence, it may be significantly lower at certain times as a result of certain of our combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area.

Capital expenditures in 2012, 2011 and 2010 were approximately $103 million, $132 million, and $89 million, respectively.

Fab 1

We acquired our Fab 1 facility from National Semiconductor in 1993, which had operated the facility since 1986. The facility is located in Migdal Haemek, Israel. We occupy the facility under a long-term lease from the Israel Lands Authority which expires in 2032.

Due to the sensitivity and complexity of the semiconductor manufacturing process, a semiconductor manufacturing facility requires a special “clean room” in which most of the manufacturing functions are performed.  Our Fab 1 facility includes an approximately 51,900 square foot clean room.

Since we commenced manufacturing at Fab 1, we increased its manufacturing capacity and expanded the technologies qualified in the fab, including specialized processes.  Fab 1 supports geometries ranging from  1.0 micron to 0.35-micron.

Fab 2

In 2003, we commenced production in our Fab 2, also located in Migdal Haemek, Israel.  Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF, SiGe power platforms and mixed-signal technologies.  Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion.

The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049. The overall clean room area in Fab 2 is approximately 100,000 square feet.

Fab 3

Jazz’s headquarters and manufacturing facilities, which we refer to as Fab 3, are located in Newport Beach, California. Fab 3 supports geometries ranging from 0.80 to 0.13-micron.The manufacturing facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area. The headquarters space comprises 68,000 square feet of offices.

In 2010, the properties which Jazz leases for its fabrication facilities and headquarters were sold.  In connection with the sale, Jazz negotiated amendments to its operating leases under which the landlord may terminate the lease for Jazz’s headquarters building, but not Jazz’s fabrication facility, no earlier than January 2014. Under the amended leases, the landlord notified Jazz at the end of December 2012 that it is exercising its right to terminate the lease for Jazz’s headquarters building, effective January 1, 2014.  Jazz plans to  relocate most of the personnel and associated telephone and data lines and computer equipment currently occupied in the headquarters building into the fabrication facility. The landlord does not have a corresponding right to terminate the lease for Jazz’s fabrication facility.  Under the amended lease for the fabrication facility, Jazz leases the fabrication facility under a non-cancellable operating lease that expires in March 2017 and Jazz has a unilateral option to extend the terms of that lease for two consecutive five-year periods ending in 2027.

Fab 4

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron, which we refer to as Fab 4. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. Fab 4 supports geometries ranging down to 0.11-micron using newly qualified process technologies to support customer manufacturing.

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

For environmental, our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes.  Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All of our facilities are ISO 14000 certified, an international standard that provides management guidance on how to achieve an effective environmental management system. Risks have been evaluated and mitigation plans are in place to prevent and control accidental spills and discharges. Procedures have also been established at all our locations to ensure all accidental spills and discharges are properly addressed. The environmental management system assists in evaluating compliance status with all applicable environmental laws and regulations as well as establishing loss prevention and control measures.  In addition, our facilities are subject to strict regulations and periodic monitoring by government agencies. With these systems, we believe we are currently in compliance in all material respects with applicable environmental laws and regulations.

For safety, all of our facilities are OHSAS 18000 certified, an international occupational health and safety standard that provides guidance on how to achieve an effective health and safety management system. The health and safety standard management system assists in evaluating compliance status with all applicable health and safety laws and regulations as well as establishing preventative and control measures. We believe we are currently in compliance with all applicable health and safety laws and regulations.

Our goal in implementing OHSAS 18001, ISO 14001, ISO 9001 and TS16949  systems is to continually improve our environmental, health, safety and quality management systems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2012 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Critical Accounting Policies

Revenue Recognition.

Our net revenues are generated principally from sales of semiconductor wafers. We also derive revenues from engineering and design support and other technical and support services. The majority of our revenue is achieved through the efforts of our direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, we recognize revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such company testing reliably demonstrates that the products meet all of the specified acceptance criteria.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers towards future engineering services, and/or product purchases are deferred until services are rendered or products are shipped to the customer.

Revenue relating to a turn-key agreement with an Asian entity are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using the percentage of completion method. Measurement of the percentage toward completion is determined, based on the ratio of actual labor hours completed to total labor hours estimated to be completed over the duration of the contract. Such measurement involves management's estimates and judgment and is based on a detailed project plan, our substantial experience in building a fab,  transferring and implementing new technologies and engaging sub-contractors' experts.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, an accrual for estimated sales returns and allowances relating to specific yield or quality commitments, which is computed primarily on the basis of historical experience and specific identification, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect  our financial position and results of operations.

Depreciation and Amortization.

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation may have a material impact on our results of operations. Depreciation and amortization expenses in 2012 amounted to $174 million. Currently, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 7 years; and (iii) technology and other intangible assets –1 to 19 years. Costs in relation to Fab 2 technologies were amortized over the expected estimated economic life of the technologies commonly used in the industry commencing on the date on which each technology was ready for its intended use. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TJP are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets might affect our depreciation and amortization expenses.

Impairment of Fixed Assets and Intangible Assets.

Management reviews long-lived tangible assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For those assets that have definite useful lives, recoverability tests are performed based on undiscounted expected cash flows. When the asset is not recoverable, an impairment loss should be computed based on the difference between the carrying amount of the assets (or asset group) and the fair value. The fair value in most instances will be determined using present value techniques applied to expected cash flows. Changes in the assumptions used in forecasting future cash flows and the fair value of the assets may have a significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Impairment of Goodwill.

Goodwill is subject to an impairment test on an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit to which the goodwill is ascribed and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Changes in the assumptions used in calculation of the fair value of the unit may have a significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Convertible Debentures.

In accordance with ASC 470-20 “Debt with Conversion and Other Options", the proceeds from the sale of debt securities with a conversion feature and  other options are allocated to each of the securities issued based on their  relative fair value.

We are required, according to ASC Topic 815 "Derivatives and Hedging"; to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on whether on a standalone basis such conversion option would be classified as equity. If the option can be classified as equity, no bifurcation is required. The analysis required under ASC Topic 815 involves the consideration of many factors and assumptions. Any changes in those factors or assumptions may have a significant effect on determining whether embedded derivatives are required to be bifurcated and hence may affect our results of operations.

Income Taxes.

We account for income taxes in accordance with ASC Topic 740, “Income Taxes”. This Topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate how realizable our deferred tax assets are for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which are recorded as a liability. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Initial Adoption of New Standards

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as we elected to present two separate but consecutive statements, but did not have an impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and enhances fair value disclosure requirements. Effective January 1, 2012, the Company adopted the disclosure provisions included in ASU 2011-04. The adoption of ASU 2011-04 had no impact on our financial position or results of operations.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year Ended December 31,
	2012	2011	2010
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	87.7	86.1	79.0
Gross profit	12.3	13.9	21.0
Research and development expenses, net	4.9	4.1	4.7
Marketing, general and administrative expenses	7.0	7.9	7.8
Acquisition related costs	0.9	0.2	--
Operating profit (loss)	(0.4)	1.7	8.5
Interest expenses, net	(5.0)	(4.5)	(5.2)
Other financing expense, net	(4.3)	(2.0)	(9.1)
Gain on acquisition	--	3.2	--
Other income (expense), net	(0.2)	2.2	--
Income tax expense	(1.1)	(3.5)	(2.5)
Loss	(11.0)%	(3.0)%	(8.3)%

Our consolidated financial statements include TJP results from June 3, 2011, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2012.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues. Revenue for the year ended December 31, 2012 amounted to $638.8 million compared to $611.0 million for the year ended December 31, 2011. This increase in revenues was mainly due to higher average selling prices of approximately 10%, offset by (i) 3% lower volume of wafers manufactured by us and shipped to our customers; and by (ii) a reduction of $28 million in revenues relating to the agreement with the Asian entity, as detailed in Notes 2K and 16D(2) to the annual consolidated financial statements for the year ended December 31, 2012.

Cost of Revenues. Cost of revenues for the year ended December 31, 2012 amounted to $560.0 million, as compared to $526.2 million for the year ended December 31, 2011. The $34 million increase in cost of revenues was mainly due to the inclusion of TJP’s cost of revenue for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011. Cost of revenues for the year ended December 31, 2011 included a one-time reduction of depreciation expenses resulting from the grants approval by the Investment Centre (see Note 7B to the consolidated financial statements for the year ended December 31, 2012).

Gross Profit. Gross profit for the year ended December 31, 2012 was $78.8 million, as compared to $84.8 million for the year ended December 31, 2011, a decrease of $6 million, resulting from the above described $34 million increase in cost of revenues offset by the above described $28 million revenue increase. Gross profit for the year ended December 31, 2012 decreased following weakening customer demand in the semiconductor industry which was offset by the inclusion of TJP gross profit for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2012 amounted to $31.1 million, as compared to $24.9 million for the year ended December 31, 2011. The increase in research and development expenses was mainly due to including TJP’s research and development expenses for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2012 amounted to $44.4 million as compared to $48.2 million for the year ended December 31, 2011. The decrease, despite the inclusion of TJP’s marketing, general and administrative expenses for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011 is due to cost savings actions in 2012 and due to reduced stock based compensation expenses recorded in 2012. The compensation attributed to options granted in 2009 was amortized through the vesting period of three years with higher effect in 2011 than in 2012.

Acquisition Related and Reorganization Costs. In 2012, the Company executed a plan of reorganization to increase the efficiency of its Japanese facility, including a reduction in the number of employees, resulting in $5.8 million of reorganization costs in the year ended December 31 2012. Acquisition related costs in the year ended December 31, 2011 amounted to $1.5 million.

Operating Profit (Loss). Operating loss for the year ended December 31, 2012 was $2.5 million, as compared to $10.2 million operating profit for the year ended December 31, 2011, resulting from the above described decrease of $6.0 in gross profit and the higher operating expenses, as described above.

Interest Expenses, Net. Interest expenses, net for the year ended December 31, 2012 were $31.8 million compared to interest expenses, net of $27.8 million for the year ended December 31, 2011. The increase was mainly due to the debentures Series F issued in 2012.

Other Financing Expenses, Net. Other financing expenses, net for the year ended December 31, 2012 were $27.6 million compared to other financing expenses, net of $12.5 million for the year ended December 31, 2011. The increase in financing expenses, net is described in details in Note 19 to the consolidated financial statements as of December 31, 2012.

Gain from Acquisition. In 2011, gain from the acquisition of TJP was $19.5 million gross, as detailed in Note 3 to the consolidated financial statements attached to this annual report.

The loss for the year ended December 31, 2011 included approximately $10 million net positive effect from TJP acquisition, comprised of (i) approximately $19.5 million gross gain from the acquisition, as the fair market value of the assets, net acquired exceeded the purchase price; and (ii) approximately $9.5 million of related tax provisions and other expenses directly associated with this acquisition.

Other Income, Net. Other income, net for the year ended December 31, 2011 included approximately $14 million gross gain from the sale of the 10% holdings in HHNEC.

Income Tax Expenses. Income tax expenses resulting from the subsidiaries’ income before taxes, amounted to $7.3 million in the year ended December 31, 2012 as compared to $21.4 million for the year ended December 31, 2011. Income tax expense for the year ended December 31, 2011 results from our subsidiaries’ operating income and the approximately $13 million income tax expenses relating to the gain from the acquisition of TJP and to the gain from the sale of the holdings in HHNEC.

Loss.  Loss for the year ended December 31, 2012 was $70.3 million as compared to $18.5 million for the year ended December 31, 2011. The increased loss was mainly due to the $19.5 million gross gain from the acquisition of TJP in year ended December 31, 2011 and $14.1 million gross gain from the sale of our 10% holdings in HHNEC in year ended December 31, 2011, as well as an increase in 2012 of $15.1 million in the financing expense, net detailed in Note 19 to the consolidated financial statements attached to this annual report and lower operating profit in 2012 of $12.7 million, all of which were partially offset by $14.0 million lower tax expenses.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenue. Revenues for the year ended December 31, 2011 were $611.0 million compared to $509.3 million for the year ended December 31, 2010. Such increase in revenues was primarily a result of higher wafers shipped of 32% (mainly resulting from the inclusion during 2011 of shipments from TJP, partially offset by lower shipments due to the weakening customer demand in the semiconductor industry), while the average selling price decreased by 4%.

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

Gross Profit . Gross profit for the year ended December 31, 2011 was $84.8 million, as compared to $107.2 million for the year ended December 31, 2010, a decrease of $22.4 million, resulting from the above described $124.1 million increase in cost of revenues offset by the above described $101.7 million revenue increase. Gross profit for the year ended December 31, 2011 decreased following the weakening customer demand in the semiconductor industry which was offset by the inclusion of 2011 TJP’s gross profit.

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

Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2011 were $40.3 million compared to financing expenses, net of $72.9 million for the year ended December 31, 2010. The decrease in financing expenses, net is described in details in Note 19 to the consolidated financial statements as of December 31, 2012 included in this report.

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

Income Tax expense. Income tax expense resulting from the subsidiaries’ income before taxes, amounted to $21.4 million in the year ended December 31, 2011 as compared to $12.8 million for the year ended December 31, 2010. Income tax expense in the year ended December 31, 2011 resulted from our subsidiaries’ operating income and approximately $8 million income tax expenses relating to the gain from the acquisition of TJP.

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

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2012, the exchange rate of the US Dollar in relation to the NIS decreased by 2.3% and the Israeli Consumer Price Index (“CPI”) increased by 1.6% (during the year ended December 31, 2011, there was an increase of 7.7% in the exchange rate of the US Dollar in relation to the NIS and an increase of 2.2% in the CPI).

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar. During the year ended December 31, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 11.2% (during 2011, from the acquisition of TJP   until December 31, 2011, the exchange rate of the US Dollar in relation to the JPY decreased by 4.2%).

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollar, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Tower and Jazz's bank loans mainly provide for interest based on a floating LIBOR rate and TJP's bank loans interest is based on the higher of TIBOR rate or LIBOR rate, therefore  we are exposed to interest rate fluctuations. From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks. However, despite any such hedging activity, we are likely to remain exposed to interest rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

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

As of December 31, 2012, we had an aggregate amount of $133.4 million in cash, cash equivalents and interest bearing deposits, including $10 million of designated deposits as compared to $101.1 million of cash and cash equivalents as of December 31, 2011.

The main cash activities during the year ended December 31, 2012 consisted of the following: we generated an amount of $95.3 million from operating activities, excluding $20.1 million of TJP re-organization payments, we raised $104.7 million, net from convertible notes issuances (for further details see also Note 13 to the consolidated financial statements attached to this annual report) and received $14.4 million loan from GE Japan Corporation under our credit line agreement. These liquidity resources mainly financed the capital investments we made during the year ended December 31, 2012, which aggregated to approximately $105.7 million, net and the repayment of debt principle payments in the amount of $55.9 million.

Following the recent economic slowdown worldwide and specifically in the semiconductor industry, the Company has experienced weakening customer demand and reduced rate of growth.

Market analysts are currently cautious as to the forecasted industry demand and conditions. The effects of a downturn in the semiconductor industry and/or in the global economy include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers.  A downturn in the semiconductor industry and/or in the global economy may adversely affect the Company’s commercial relationships with its customers, suppliers, and creditors, including its lenders, its ability to cover its manufacturing facilities’ fixed costs, its plans to continue its capacity growth, and the Company’s future financial results and position, including its ability to raise funds in the capital markets and to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

The Company is exploring various ways to fund its capacity and growth plans, the ramp-up of its business, technology capabilities and to fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such funding or when, if at all, such funding will be available to the Company. Such funding may include, among others, debt restructuring and/or refinancing, possible financing transactions, sale of assets, intellectual property licensing, possible sale and lease-back of real estate assets and improving cash flow from operations thorough operating efficiencies.

For implications on our operations if we do not generate increased levels of cash from operations and/or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see “Risk Factors - Risks Affecting Our Business”.

Tower's Credit Facility

As of December 31, 2012, Tower's outstanding debt under its credit facility with Bank Leumi and Bank Hapoalim (the: “Israeli Banks”) was approximately $131 million.

Agreements and Amendments under the Credit Facility of Tower

For detailed information see Notes 12B and 16 to the 2012 annual consolidated financial statements for the year ended December 31, 2012.

In March 2013, Tower entered into a letter agreement with the Israeli Banks pursuant to which it was agreed, among other things, that: (i) The outstanding loan of $131 million will carry annual interest of LIBOR + 3.5% per annum and will be payable in 10 quarterly installments, starting in March 2014 and ending in June 2016, with such repayment being made in the following amounts: two installments of $5 million in March and June 2014, two installments of $10 million in September and December 2014, two installments of $15 million in March and June 2015, three installments of $20 million in September 2015, December 2015 and March 2016, and a final installment of $11 million due  June 2016; (ii) the financial covenants were revised, and Tower and the Israeli Banks agreed to further revise the financial covenants by July 31, 2013; (iii) Tower would be allowed to raise funds by issuing subordinated debt instruments; (iv) in certain circumstances stipulated in said agreements, following receipt by Tower of significant amounts of proceeds from certain sources, Tower agreed to early repayment of a certain amount of the outstanding loans; and (v) warrants granted to the Israeli Banks were set to expire in December 2016.

We have registered liens in favor of the State of Israel and the banks on substantially all of our present and future assets.

According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Israeli Banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the Israeli Banks (which as of December 31, 2012 amounted to approximately $131 million) plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the amended Facility Agreement, including enforcement of their liens against all of Tower's assets.

Under the terms of the amended Facility Agreement, (i) there are limitations on changes of ownership which generally require that, TIC hold a minimum of approximately 3.2 million   of our ordinary shares (including shares issuable upon conversion of our equity equivalent capital notes), and  (ii) TIC nominate a majority of our board of directors (subject to exceptions including the exclusion for the purpose of this calculation of the external directors and 1 independent director under Nasdaq Marketplace rules); and (iii) additional conditions and covenants, including restrictions on incurring debt and a prohibition on the distribution of dividends.

Investment Center Grants

In February 2011, we received an official approval certificate (“ktav ishur”) from the Israeli Investment Center, a governmental agency, for our expansion program according to which we received approximately $36 million as of December 31, 2012, for eligible investments made by the Company from January 1, 2006, of which approximately NIS 10 million ($2 million) were received in 2012.

Under our previous approved program approved in December 2000, we received $165 million of grants for capital expenditure investments made through 2005.

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

For information in regards to the grants programs, see Note 7B to the 2012 annual consolidated financial statements included in this report.

Other Recent Financing Transactions

2012 Fund Raisings

In 2012, Tower raised an aggregate net amount of approximately $100 million through the expansion of its long-term outstanding debentures Series F. Further details relating to Series F debentures are included in “Tower Debentures” below.

Standby Equity Purchase Agreement

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower's request, up to $25 million by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with said agreement. This agreement was extended a few times to increase the maximum amount which Yorkville is committed to invest at Tower’s request, to a current aggregate of $95 million and to reduce the discount on market price at which the shares are issued to 2%. During the years 2009, 2010 and 2011, Yorkville invested in Tower an aggregate total of $88 million and no such investments were made in 2012, in which the contract has expired. No warrants or any debt or derivative instruments were issued by Tower under the Yorkville agreement.

Tower Israeli Shelf

In February 2013, Tower published an Israeli shelf prospectus according to which Tower may, for a period of two years, issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, subject to the terms set out in the prospectus.

Tower Debentures

In 2010 and 2012, Tower raised an aggregate net amount of approximately $220 million of long-term debentures Series F. Series F is due in two equal installments in December 2015 and December 2016, is fully linked to the US dollar, carries an interest rate of 7.8% per annum payable semiannually and is converted into Tower’s ordinary shares until December 2016, with a conversion ratio of NIS 38.21 par value of debentures into one ordinary share. Together with the expansion of Series F in February 2012, Tower also issued warrants Series 7, exercisable from March 2014 until March  2016 into approximately 1.8 million shares of Tower at an exercise price to be determined in February 2014 according to a formula based mainly on the prevailing Company’s share trading price prior to March 2014.

The determination of the conversion ratio occurred in September 2012, triggering the examination of whether a contingent Beneficial Conversion Feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110 million which is classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities. The $110 million decrease in Series F's liability amount was considered a debt discount to be amortized over the remaining term of said debentures using the effective interest method, resulting in interest being recognized at increasing amounts as time passes with the largest effect being recognized in 2015 and 2016.

In 2011 and 2012, Tower fully paid the outstanding amount of its convertible debentures series B, C and E and as such, debentures series B, C and E were fully redeemed.

For more information regarding Tower’s debentures see Note 13 to the 2012 annual consolidated financial statements included in this report.

Jazz Loan Facility

In September 2008, Jazz entered into a loan and security agreement, with Wachovia Bank (currently Wells Fargo) for a three-year secured asset-based revolving credit facility (the "Loan Agreement").

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

Loans under the facility bear interest at a rate equal to, at Jazz’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the Loan Agreement) plus a margin ranging from 2.25% to 2.75% per annum.

The Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA, as well as customary events of default. The facility is secured by the assets of Jazz. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Loan Agreement would result in an increase in the interest rate on any amounts outstanding.

Borrowing availability under the facility as of December 31, 2012, was approximately $27 million, of which an amount of approximately $19.1 million was drawdown and $1.3 million of the facility was supporting outstanding letters of credits on that date.

Jazz’s debt and obligations, including its obligations pursuant to the Loan Agreement, are not guaranteed by Tower.

Jazz Notes

In July 2010, Jazz and Tower, entered into an exchange agreement  (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $80 million principal amount of Jazz’s Old Notes issued in 2006 which bore interest at a rate of 8% per annum payable semi-annually and were scheduled to mature in December 2011 (“Old Notes”). In October 2011, Jazz completed a voluntary transaction to early redeem the entire remaining outstanding amount of the Old Notes.

Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 face amount of New Notes for each 1.000 Old Notes. Interest on the New Notes is payable semiannually. In addition, the Participating Holders received warrants (“Warrants J”)  exercisable until June 2015 to approximately 1.7 million ordinary shares of Tower.

The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other unsecured indebtedness of Jazz, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

Jazz’s obligations under the New Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

GE Credit Line with TJP

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $50 million). The borrowing availability under the credit line varies from time to time based on the levels of TJP’s eligible accounts receivable, eligible equipment, real estate and other terms and conditions stipulated in the credit line agreement and is capped at $30 million until June 2013 and $50 million thereafter. Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum. The TJP credit line agreement contains customary covenants and other terms, as well as customary events of default. The facility is secured by a first priority security interest over the assets of TJP.

As of December 31, 2012, the total availability amounted to $30 million of which an amount of approximately $13 million was outstanding. In connection with the GE credit line agreement, Micron’s security interest over the assets of TJP was changed to a second priority security interest, subordinated to GE Capital’s first priority security interest. Additionally, Tower, TJP, Micron Technology Inc. and Micron Japan Ltd. entered into an intercreditor agreement governing the subordination and priority of claims over TJP’s assets, and the order of priority in the realization of any security interests over TJP’s assets.

Acquisition of TJP

The fair value of the consideration the Company paid for TJP was $62.6 million, of which $40 million was paid in cash and $22.6 million was paid through the issuance to Micron of approximately 1.3 million ordinary shares of Tower. The costs incurred in connection with the acquisition were $1.5 million and are included in operating expenses.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $82 million. As the purchase price was less than the fair value of the net assets, the Company recognized a gross gain on the acquisition of $19.5 million.

Net profit for the year ended December 31, 2011, includes approximately $10.1 million net positive effect from the acquisition, comprised of (i) approximately $19.5 million gross gain from the acquisition, and (ii) approximately $9.4 million of related tax provisions and other expenses directly associated with this acquisition.

The Company believes that the lower than fair asset value paid by the Company for TJP and the resultant gain realized from the acquisition derived from (i) declining forecast and weakening demand for products currently manufactured by TJP, (ii) the fact that an acquisition of a fab as a whole is less costly than acquiring each fab component separately, (iii) limited opportunities to sell a fab while maintaining the employment level, and (iv) the natural disasters in Japan which occurred in March 2011.

The allocation of fair value to the assets acquired and liabilities assumed is as follows in thousands):

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

In addition, as part of said acquisition, TJP entered into a supply agreement with Micron. In accordance with this agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least three years with process technologies licensed from Micron under a technology licensing agreement signed between the companies at the closing of the acquisition. Under the supply agreement, Micron is committed to purchase certain minimum volumes, with periodic downward scaling of quantities, until the end of the second quarter of 2014 with a take-or-pay provision. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years.

In order to ensure continued supply of wafers to Micron, Tower and Micron also executed a credit support agreement pursuant to which Tower and TJP, are subject to certain covenants and other undertakings until June 2013.

Tower's ordinary shares issued to Micron are subject to a lock-up arrangement with releases of 25% of the shares every six months ending in June 2013.

For further details regarding the acquisition of TJP, see Note 3 to the annual consolidated financial statements for the year ended December 31, 2012.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities have related primarily to our process development and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2012, 2011 and 2010 were $31.1 million, $24.9 million and $23.9 million net of government participation of $1.8 million, $2.4 million and $2.7 million respectively. Tower also incurred costs in connection with the transfer of technology for use in Fab 2, some of which has been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003  (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D.	TREND INFORMATION

The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. From the second half of 2009 through the end of 2011, the semiconductor industry had experienced accelerated growth rates and recovered to high utilization rates in similar levels to the period before the above described 2008 downturn. Since 2012, worldwide financial and other markets have experienced difficult times and analysts are currently cautious as to the forecasted industry demand and conditions.

On a long-term basis, the market fluctuates, cycling through periods of weak demand, production excess capacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently supporting process geometries of 90-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. However, our strategy to focus on specialty technologies within the nodes we have enables us to achieve higher product selling prices as compared to the manufacture of plain vanilla platform products such as other manufacturers in the industry. The Company currently offers process geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16, 0.13 and 0.11 -micron on 200-mm wafers.

In 2010 and 2011, we accelerated our plans for additional capacity expansion to meet customer demand and significantly increased our capacity in Fab 1, Fab2 and Fab3 and acquired Fab 4 to add more capacity in a different geographic region.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands)
Contractual Obligations
Short term liabilities primarily vendors and accounts payable (1)	114,449	114,449	--	--	--	--	--
Loans from banks (2)	173,702	50,504	83,276	39,922	--	--	--
Debentures (3)	436,215	33,611	33,121	238,148	131,335	--	--
Operating leases	14,128	4,610	3,183	2,388	2,569	743	635
Construction & equipment purchase agreements (4)	11,881	11,881	--	--	--	--	--
Other long-term liabilities	67,208	--	5,146	3,359	2,721	2,388	53,594
Purchase obligations	15,995	6,965	3,016	3,015	3,000	--	--
Total contractual obligations	833,578	222,020	127,742	286,832	139,625	3,131	54,229

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of agreements with the banks
(3)	Debentures include total amount of principal and interest payments for the presented periods.
As of December 31, 2012 approximately 68% of such debentures are convertible with a conversion ratio of; NIS 38.21 par value of debentures into one ordinary share.
(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $1 million in standby letters of credit and guarantees to secure our Fab 2 and Jazz equipment obligations.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2012, amounted to approximately $9 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we can not reasonably estimate their future orders in the periods set forth in the above chart.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of December 31, 2012.

Senior Management	Age	Title
Tower
Russell C. Ellwanger	57	Chief Executive Officer of Tower, Director¹ and Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc and Jazz Technologies
Oren Shirazi	42	Chief Financial Officer, Senior Vice President of Finance
Dr. Itzhak Edrei	52	President
Ephie Koltin	51	Chief Operating Officer
Dalit Dahan	44	Senior Vice President of Human Resources and IT
Nati Somekh	37	Senior Vice President , Chief Legal Officer and Corporate Secretary
Yossi Netzer	48	Senior Vice President of Corporate Planning

TJP
Rafi Mor	48	Chief Executive Officer of TowerJazz Japan

Directors	Age	Title
Amir Elstein	57	Chairman of the Board
Nir Gilad	55	Director
Yoav Doppelt	44	Director
Kalman Kaufman	67	Independent Director
Alex Kornhauser	66	Independent and External Director
Dana Gross	45	Independent Director
Ilan Flato	56	Independent and External Director
Rami Guzman	73	Independent Director

¹ Mr. Ellwanger, who previously served as a director of our Company since May 2005, resigned his service as a member of the board of directors effective as of April 12, 2013.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor and a board member of TowerJazz Japan.    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

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

Ephie Koltin was recently appointed as Chief Operation Officer after serving as Executive Vice President of Worldwide Operations since June 2009 and as Vice President of Business Development since January 2009. Previously, Mr. Koltin served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice President of Business Development since August 2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2 Process Engineering since 2000.  From 1995 to 1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1.  Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Koltin holds a B.Sc. in mechanical engineering and M.Sc. in materials engineering from the Technion – Israel Institute of Technology.

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

Yossi Netzer  was appointed Senior Vice President of Corporate Planning in July 2012 after serving as VP of Corporate Planning since November 2008, as General Manager of Mixed Signal, RF & Power Management Product Line since 2005 and as Director, FAB 2 Yield & Device Engineering Manager since 2000.  From 1995 to 2000, Mr. Netzer served in various engineering management positions within the R&D division dealing with CMOS, Mixed Signal, RF, and NVM Technologies. Prior to joining Tower, Mr. Netzer was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Netzer holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology.

Rafi Mor was appointed Chief Executive Officer of TowerJazz Japan in October 2011, after serving as Senior Vice President and General Manager of Jazz Semiconductor (Tower’s wholly-owned subsidiary) Newport Beach, California site since  September 2008. In October 2010, Rafi was nominated to be the manager of our Newport Beach Fab, in addition to his GM role. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds an MA and B.A. in chemical engineering from Ben Gurion University.

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein served as a member of the Stock Option and Compensation Committee from June 2009 until February 2013. Mr. Elstein serves as Chairman of the Board of Directors of Israel Corp. and as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Nir Gilad has served as a director since May 2007.  Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007.  He previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007.  From 2004-2006, Mr. Gilad served as Vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd.  In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel.  Throughout the years, Mr. Gilad has been a member and chairman of several boards of directors.  Mr. Gilad holds a B.A. in economics and agricultural management in natural sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

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

            Kalman Kaufman has served as a director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Sulfurcell, Berlin, Jordan Valley Semiconductors, Medasense and Invisia, and serves as a director in Optimal Test and Whitewater.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as an independent and external director, as a member of the Audit Committee since August 2008 and as chairman of the Audit Committee since January 2011.  Mr. Kornhauser has served as a member of the Compensation Committee since June 2009.  Mr. Kornhauser served as Senior VP, General Manager of Global Operations at Numonyx Corporation from March 2008 to August 2010. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008 he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000 he served as F18 General Manager. Mr. Kornhauser holds a B.S. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Ms. Gross is the CEO of Btendo, a developer of personal projection technologies and solutions and a Venture Partner at Carmel Ventures, a leading Israeli Venture Capital firm. From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Ms. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  He was also appointed to the  Compensation  Committee in February 2013 and serves as its chairman. Mr. Flato has served as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Mr. Flato also serves as an external director and chairman of the Investment Committee in "Gal" and "Hagomel" mutual fund. Since January 2012, Mr. Flato serves as President of the Association of Publicly Traded Companies.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University and an LL.M from Bar-Ilan University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a director in several IT companies and serves as consultant to IT and telecom companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

B.	COMPENSATION

For the year ended December 31, 2012, we paid to or accrued for all our directors and senior management, as a group, an aggregate of 5.2 million, in salaries, fees and bonuses. The total amount set aside or accrued in the year ended December 31, 2012 to provide for severance, retirement and similar benefits for such persons was $0.7 million.

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

In 2011, we granted an aggregate of 450,663 options to acquire ordinary shares to our directors and senior management (Including the options granted to our CEO), as set forth below:

(i)
In August 2011, we granted 262,991options to our CEO to purchase ordinary shares exercisable at $17.25 per share.  This grant was approved by our shareholders following approval by the Audit Committee and Board.  The options vest 50% on the second anniversary of the date of grant and 50% on the third anniversary of the grant.

(ii)
In February 2011, we granted 140,004 options to our senior managers to purchase ordinary shares exercisable at $21.3 per share.  This grant was approved by the Stock Option and Compensation Committee.  The options vest 50% on the second anniversary of the date of grant and 50% on the third anniversary of the grant.

(iii)
In August 2011, we awarded a one-time grant under our Independent Directors’ Plan of 5,000 options to each of our five independent directors to purchase ordinary shares, exercisable at $12.0 per share.  The grant was approved by our shareholders following approval by the Audit Committee and Board of Directors.  These options vest over three years on a monthly basis until fully vested.

(iv)
In August 2011 and November 2011, we made Tenure Grants under our Independent Directors’ Plan of 10,000 options to two of our Independent Directors who completed three years of service as Independent Directors, to purchase ordinary shares , exercisable at $12.0 and $11.4 per share, respectively.

(v)	In October 2011, we granted to one of our directors 2,668 options at an exercise price of $9.9, with vesting over a four year period.

In March 2012 and April 2012, we granted to each of two  Independent Directors who completed three years of service as  Independent Directors, a one-time grant of 10,000  Tenure Options under the 2007 Independent Directors Option Plan, exercisable at $13.2 per share.

For further information concerning our stock option plans and outstanding stock options, see Item 6 E “Share Ownership” and Note 17B to the consolidated financial statements for the year ended December 31, 2012 included in this report.

In August 2011, our shareholders approved (i) an increase in our CEO’s annual base salary by $50,000 to $600,000 per annum; and (ii) revised his 2011 annual performance bonus matrix under which such bonus will not exceed 225% of his new annual base salary. In March 2013 and April 2013, the Compensation Committee and board of directors approved an annual performance bonus for the year 2012 to the CEO, and pursuant to the recently enacted Amendment 20 to the Israeli Companies Law, the grant of said bonus is pending shareholders' approval at the Annual General Meeting of the Shareholders scheduled for May 23, 2013.

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

•
If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the chairman of the Board, chief executive officer, substantial shareholder (who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting) or chief financial officer.

•
No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

•
A public company, entity controlling or entity under common control with the company may not grant an external director, his/her spouse or child, any benefit, and may not appoint him/her, his/her spouse or child, to serve as an officer of the company or of an entity under common control with the company, may not employ or receive professional services in consideration from him/her or an entity controlled by him/her unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

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

The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s external public accountant’s duties and obligations; and (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling and disinterested shareholders that voted at the meeting, vote in favor of election of the director; or

•
the total number of shares held by non-controlling and disinterested shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions (which also can depend on whether the external director was nominated by the board of directors or by the shareholders).  External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

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

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser and Mr. Kalman Kaufman serve on Tower's audit committee, and Mr. Alex Kornhauser serves as the Audit Committee chairman. The responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, and reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.  An audit committee must consist of at least three directors, including all of the external directors of the company. A majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet certain of the requirements of an external director, (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration), and (3) were classified as such by the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, and any director who derives his salary primarily from the controlling shareholder may not be a member of the audit committee.

The chairman of the audit committee must be an external director, and all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors.  Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and resolutions, and company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent auditor or its representative.  Joseph Ginosar of  Fahn Kanne, an affiliate of Grant Thornton International, serves as our internal auditor.

In December 2012, the recently adopted Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. Amendment 20 requires, among other provisions, that the board of directors of Israeli publicly traded companies appoint a Compensation Committee comprised of at least three members, that all external directors be members of the Compensation Committee, that Directors who are also employees of the Company cannot be members of the Compensation Committee, and that the chairman of the Compensation Committee be an external director.

The responsibilities of the Compensation Committee include the following:

1.
To recommend to the Board of Directors as to a compensation policy for officers, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

2.	To recommend to the Board of Directors as to any updates to the compensation policy which may be required;
3.	To review the implementation of the compensation policy by the Company;

4.	To approve transactions relating to terms of office and employment of certain Company office holders, which require the approval of the Compensation Committee pursuant to the Companies Law; and
5.	To exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

In February 2013, our Board of Directors appointed Mr. Ilan Flato, Mr. Alex Kornhauser and Ms. Dana Gross as members of the Compensation Committee, and Mr. Ilan Flato as chairman of the Compensation Committee. The Compensation Committee has been charged by the board of directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law-1999 and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law-1999.  The board of directors also delegated to the Compensation Committee the review and approval of option grants to non-officers.

Under Amendment 20, a board of directors of an Israeli publicly traded company, following the recommendation of the Compensation Committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined with consideration of the following parameters:

a.	advancement of the goals of the Company, its working plan and its long term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;
e.	the education, skills, expertise and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and previous agreements with them;
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company; and
h.	the long term performance of the office holder.

In addition, the compensation policy should take into account that in the event that the compensation paid to officers includes variable components – it should allow for the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash.  Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment during such period, the company’s success during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Public Israeli companies are required to comply with the requirements of Amendment 20 and to adopt a compensation policy by no later than September 12, 2013.  Until such time that a company adopts a compensation policy, compensation of officers must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.

Our Compensation Committee and Board of Directors are currently reviewing the compensation of officers at the Company, with the aim of preparing and approving a compensation policy applicable to all officers of the Company, and bringing such policy for approval of the shareholders prior to September 2013 as required under Amendment 20.  Until such time, management seeks approvals for officer compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular officer and/or proposed compensation.

D.	EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2012	2011	2010
Process and product engineering, R&D and design	866	936	427
Manufacturing and operations	1,602	1,822	1,211
Manufacturing support	209	219	141
Sales and marketing, finance & administration..	218	197	137

Total	2,895	3,174	1,916

As of December 31, 2012, we had 1,252 employees located in Israel, 672 employees located in the United States, 960 employees located in Japan, 6 employees located in Korea, 3 employees located in China, 1 employee located in Taiwan and 1 employee located in Germany.

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

Under the special collective bargaining agreement to which we are party in regard to our Israeli employees, we are required to contribute funds to an employee’s “Manager’s Insurance” fund and/or pension fund.  Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment.  To the Manager’s Insurance fund, the employee usually contributes an amount equal to 5% of his or her wages and the employer usually contributes an additional 13.3% to 15.8%.  To the pension fund the employee usually contributes an amount equal to between 5% and 6% of his or her wages and the employer usually contributes an additional 13.7% to 17.3%.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, we are exempt from such severance pay as long as, and for period during which, we contribute on monthly basis the above mentioned benefits to such employee’s pension fund and/or Manager’s Insurance.

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

As of March 31, 2013, our directors and senior managers beneficially owned an aggregate of 2.8 million shares underlying options held by such persons that are currently vested or which vest within 60 days of such date.  These options have an average exercise price of $13.86 per share and the options expire between 2014 and 2022.No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares, except our CEO, who beneficially owns 4.02% of our outstanding shares and our chairman of the board of directors who beneficially owns 2.02% of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following set forth information, as of March 31, 2013, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, approximately 37.2 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Israel Corporation Ltd. (3)	39.49%	18.78%
Bank Leumi Le-Israel, B.M (4)	15.45%	8.42%
Bank Hapoalim, B.M (5)	15.99%	8.80

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

(3)	Based on information verified with Israel Corp., it had as of March 31, 2013 approximately 14.7 million shares, including 4,669 Ordinary Shares issuable upon the exercise of options.

(4)
Based on information provided by Bank Leumi, it had  as of March 31, 2013 approximately 1.2 million shares, as well as warrants exercisable to acquire 139,001 shares and capital notes convertible into 5.3 million shares.

(5)
Based on information provided by Bank Hapoalim, it had as of March 31, 2013 approximately 1.1 million shares, as well as warrants exercisable to acquire 170,374 shares and capital notes convertible into 5.7 million shares.

Israel Corp., Bank Leumi and Bank Hapoalim have each increased their beneficial interest in our Company over the last years primarily as a result of the acquisition of capital notes under the amendments to the Credit Facility agreement described above under Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

As of March 31, 2013, there were a total of 15 holders of record of our ordinary shares, of which 8 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 46.5% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 42% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.	RELATED PARTY TRANSACTIONS

Agreements with Israel Corp and the Banks.  For information related to amendments to our Facility Agreement and related agreements with Israel Corp. and the Banks see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” of this annual report and Note 12B to the consolidated financial statements included in this annual report, which discussions are incorporated by reference herein.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
March 2013	7.52	6.16	28.14	22.72
February 2013	8.54	6.71	31.44	25.50
January 2013	8.67	8.06	32.40	29.84
December 2012	9.05	7.72	34.97	29.25
November 2012	8.84	7.30	34.37	28.30
October 2012	9.11	7.90	35.50	30.50
First quarter 2013	8.67	6.16	32.40	22.72
Fourth quarter 2012	9.11	7.30	35.50	28.30
Third quarter 2012	10.77	6.75	42.50	27.58
Second quarter 2012	15.30	9.75	57.90	39.30
First quarter 2012	14.10	9.00	52.50	34.55
Fourth quarter 2011	13.05	9.00	47.63	34.05
Third quarter 2011	18.00	9.30	61.50	34.65
Second quarter 2011	21.75	15.30	76.04	52.38
First quarter 2011	23.10	17.25	82.41	61.50
2012	15.30	6.75	57.90	27.58
2011	23.10	9.00	82.41	34.05
2010	28.05	14.85	105.29	55.65
2009	22.35	1.95	76.94	7.53
2008	21.75	1.35	82.47	5.33

ITEM 10.	ADDITIONAL INFORMATION

Articles of Association

Registration Number and Purposes

Our registration number with the Israeli Companies Registrar is 520041997. Pursuant to Section 4 of our Articles of Association (“Articles”), Tower’s objective is to engage in any lawful activity.

Articles of Association

Our Articles were adopted in November 2000, and as amended most recently in August 2012, provide for an authorized capital of NIS 1,800 million divided into 120 million ordinary shares with par value of NIS 15.00 each.   In August 2012, we effected a reverse share split of our outstanding Ordinary Shares within a range of 1:15. All our securities presented in this annual report were adjusted to reflect such reverse split. Tower has currently outstanding only one class of equity securities, ordinary shares, par value NIS 15.00 per share.  Holders of Tower ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors.  No preferred shares are currently authorized.

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

Exemption and Indemnification Agreements with Directors and Office Holders

Tower entered into exemption and indemnification agreements with the members of its Board of Directors and other Office Holders, which were recently amended to reflect certain amendments to the Israeli Securities Law and the Israeli Companies Law, pursuant to which, subject to the limitations set forth in the Israeli Companies Law, the Israeli Securities Law and its Articles of Association, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements.  Tower’s shareholders approved these amended exemption and indemnification agreements.

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

The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee or compensation committee, board of directors and shareholders.  For example, the Companies Law requires that agreements regarding the terms of compensation, insurance or indemnification of directors be approved by the company’s compensation committee, board of directors and shareholders. Agreements regarding the terms of compensation, insurance or indemnification of officers will need to be approved by the company’s compensation committee and board of directors, and in certain instances by shareholders as well. In the case of a transaction with an office holder that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise.  The transaction must not be averse to the company’s interests. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders.  Subject to exceptions set forth in the Companies Law, an any individual who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, require the approval of the audit committee, the board of directors and the shareholders of the company.  Agreements relating to the terms of office and employment of a controlling shareholder require the approval of the compensation committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

Agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to May 14, 2011 will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the amendment to the Companies Law.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Pursuant to Amendment 20, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.  Additionally, Amendment 20 also amended the provisions of the Companies Law which relate to the approval requirements for the compensation and/or terms of office of a specific office holder.

Terms of office and employment of office holders who are neither directors nor the general manager require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration, that the terms of office and employment are beneficial to the company.

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

Companies Law Amendments

Amendment 16 to the Companies Law, came into effect gradually during 2011. The main purpose of Amendment 16 was to revise and enhance existing provisions governing corporate governance practices of Israeli companies. These changes to the rules of corporate governance, were incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to Amendment 16 include:

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law.   In the explanatory notes to the legislation, the Knesset  noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

•
Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the Israeli Securities Authority, and specifically designated as a violation under the Companies Law.

As stated above, Amendment 20 came into effect at the end of 2012. The main purpose of Amendment 20 is to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Companies Law and recently passed amendments to the Companies Law.

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

•
The compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by the NASDAQ Listing Rules.  In accord with the Companies Law the compensation of directors, the chief executive officer and all other officers requires the approval of our Compensation Committee and Board of Directors, and under circumstances as detailed in this annual report also requires the approval of our shareholders.

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

Material Contracts

For information regarding material contracts see Notes 3, 7, 10, 12, 13, 15, 16 and 17 to our consolidated financial statements for the year ended December 31, 2012 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 25%.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our debentures will, in general, be subject to Israeli tax of up to 25% (which would be withheld at source) if received by an individual.  However, tax at the marginal rate (up to 48%) will  apply:

a.	if the interest and OID are business income in the hands of the recipient,

b.	if the interest is recorded or should be recorded in the individual’s accounting books,

c.	if the recipient is a substantial shareholder of our company,

d.	if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual’s Israeli taxable income, or

e.
if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the payment of interest was not affected by the relationship between the parties.

Interest and OID paid on our debentures to Israeli corporations will, in general, be subject to withholding tax at a rate of 25%.

Interest and OID paid on our debentures to non-Israeli residents may be subject to lower withholding tax in an applicable tax treaty. For example, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid to a US resident (other than a US bank, savings institution or company or with respect to payments attributed to a permanent establishment in Israel) is 17.5%.

Beginning on January 1, 2009, interest, OID or inflation linkage differentials paid to a non-Israeli resident which does not have a permanent establishment in Israel, on debentures issued by an Israeli corporation and which are traded on the TASE, are generally exempt from taxes in Israel. However, this exemption from taxes will not apply (and consequently tax will be withheld at source at a rate of 25%, unless a lower rate applies according to a relevant tax treaty):

a.	if the recipient is a substantial shareholder of the corporation,

b.	if the recipient is an affiliate of the issuer of the debentures, or

c.
if the individual is an employee, supplier, or service provider of the company and the tax authorities have not been persuaded that the Payment was not affected by the relationship between the parties.

Israeli Tax on Dividend Income

On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and foreign resident corporations we would be required to withhold income tax at the rate of 25%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is generally not more than 15%.  A different rate may be provided for in an applicable tax treaty.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Significant changes to the Investment Law

Effective January 1, 2011 significant changes have been made to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 7% or 12.5% for years 2013 through 2014 and 6% or 12% for years 2015 onwards, with the actual tax rates determined by the location of the enterprise. The tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

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

The Investment Law also determines the conditions and limitations applying to the tax benefits offered to a “Special Preferred Enterprise” (as defined below). A “Special Preferred Enterprise” will be able to enjoy corporate income tax rate in a rate of 5% if located in a preferred zone and 8% if not located in a preferred zone.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 15% or such lower rate as may be provided in an applicable tax treaty upon a request submitted by the recipient of such dividends. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns a an Approved Enterprise or a Benefited Enterprise and which elected to convert to the new law until 30 June 2015 (in respect to their existing programs).

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

A non-corporate U.S. holder’s “qualified dividend income”  is subject to tax at reduced rates not exceeding 20 % for  tax years beginning 2012 (15% for 2011 and prior years) . For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

We do not believe that we satisfied either of the tests for PFIC status in 2012 or in any prior year.  However, there can be no assurance that we will not be a PFIC in 2013 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”.  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities.  For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold.  Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test.  However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

Our primary market risk exposures relate to interest rate movements on borrowings and fluctuations of the exchange rate of the US Dollar, which is the primary currency in which we conduct our operations, against the NIS, the Japanese Yen and the Euro.  To manage those risks and mitigate our exposure to them, we use financial instruments from time to time, primarily, interest rate collar agreements (with a knock-out and knock-in features for certain agreements), and exchange rate agreements.

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

We are subject to interest rate exposure in connection with $131 million debt outstanding as of December 31, 2012 under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 3.5% per annum,  in connection with the $19 million of Jazz's short-term  bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the USD LIBOR rate (as defined in such loan agreement) plus a margin ranging from 2.25% to 2.75% per annum and in connection with the GE loan as such debt carries an interest rate of the higher of the TIBOR rate or the LIBOR rate plus 2.6% per annum. The interest rate as of December 31, 2012 on the long-term loans from banks is 3.06% for the $131 million long-term loan in USD and 2.92% on the $13 million long-term loan in JPY.

Under current terms of Tower, Jazz and TJP loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2012 (from 0.31% to 0.34%), will not have a material effect on our yearly interest payments in 2013.

Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

Foreign Exchange Risk

We are exposed to the risk of fluctuation in the NIS/US dollar exchange rate with respect to Tower's debentures issued in 2007. As of December 31, 2012 the adjusted outstanding principal amount of these debentures Series D was $25 million. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will be increased if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well.

From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2012, the Israel consumer price index increased by approximately 18% and the US dollar/NIS exchange rate decreased by approximately 14%.

Series F debentures issued in 2010 and 2012, are fully linked to the USD, bear annual interest at the rate of 7.8%, and are due in two equal installments in December 2015 and December 2016. The New Notes issued by Jazz in 2010 are denominated in USD, bear interest at a rate of 8% per annum payable twice a year, maturing in June 2015.

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

In order to mitigate portion of our exposure to the risk of fluctuations in the NIS/US dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, Tower entered into exchange rate agreements. The maturity dates of the agreements coincide with our scheduled NIS payments.

 As of December 31, 2012, Tower had $27 million open exchange rate agreements which will expire throughout 2013. The profit from these transactions for the year ended December 31, 2012 was recorded in the statements of operations. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable Israeli banks.

Assuming a 10% revaluation of the NIS against the US dollar on December 31, 2012 (from 3.73 to 3.36), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees) would be higher by approximately $4 million.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

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

The following table presents payments fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2012	2011
	(US Dollars In Thousands)
Audit fees (1)	567	504
Audit Related Fees (2)	58	138
Tax fees (3)	76	86
	701	728

(1)
Audit fees consist of fees for professional services rendered for the audit of our financial statements, services in connection with statutory and regulatory filings and engagements (including review of SEC filings and  SOX compliance), and reviews of our unaudited interim consolidated financial statements included in our quarterly reports.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2012 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K dated February 2013 (No. 3) filed with the Securities and Exchange Commission on February 22, 2013.

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

1.5   Amendment to Articles of Association of Registrant (approved by shareholders on August  11, 2011) (incorporated by reference to exhibit 99.1 of the Form 6-K furnished to the SEC on January 17, 2012).

1.6   Amendment to Articles of Association of Registrant (approved by shareholders on August  2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-k furnished to the SEC on August 2, 2012)

2.1           Registration Rights Agreement, dated January 18, 2001, by and between SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.  (incorporated by reference to exhibit 2.2 to the 2000 Form 20-F).

3.1           Consolidated Shareholders Agreement, dated January 18, 2001, by and between SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd. (incorporated by reference to the correspondingly-numbered exhibit to the 2000 Form 20-F).

4.1           Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/4 (incorporated by reference to exhibit 4.9 to the Form S-8 No. 333-83204).

4.2           Investment Center Agreement related to Fab 1, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit 10.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.3           Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

4.4           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.5           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

4.6           Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

4.7           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

4.8           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

4.9           Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

4.10         Jazz Technologies, Inc. 2006 Equity Incentive (incorporated by reference to Exhibit 4.5 of the 2008 Form S-8)

4.11         Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8)

4.12         Form of Option Agreement under the Jazz Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the 2008 Form S-8)

4.13         CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

4.14         Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

4.15         Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

4.16         Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

4.17         Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form 6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the “November 2006 Form 6-K”)).

4.18         2009 Chairman Share Incentive Plan (incorporated by reference to Exhibit 4.20 to the 2010 20-F).

4.19         Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006 Form 6-K).

4.20         Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

4.21         Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006 Form 6-K).

4.22         Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006 Form 6-K).

4.23         Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November 2006 Form 6-K).

4.24         Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November 2006 Form 6-K).

4.25         Equity Convertible Capital Note, dated January 31. 2013, issued to bank Leumi Le-Israel B.M.

4.26         Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

4.27         Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.28         Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K)

4.29         Facility Agreement, as amended and restated by the parties through September 29, 2008. (incorporated by reference to Exhibit 4.86 to the 2008 20-F)

4.30         Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.87 to the 2008 20-F)

4.31         Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.88 to the 2008 20-F)

4.32         Conversion Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.89 to the 200820-F)

4.33         Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.90 to the 2008 20-F)

4.34         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.91 to the 2008 20-F)

4.35         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.92 to the 2008 20-F)

4.36         Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.37         Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4. 38        Convertible Capital Notes, dated October 29, 2012, issued to Bank Hapoalim B.M.

4.39         Equity Convertible Capital Note, dated September 29, 2008, issued to Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.96 to the 2008 20-F)

4. 40        Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F)

4. 41        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F)

4. 42        Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F)

4. 43        Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F)

4.44         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F).

4.45         Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009 (incorporated by reference to Exhibit 4.102 to the 2008 20-F).

4.46         Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009, Amendment No. 1 dated August 27, 2009 and Amendment No. 2 dated February 4, 2010 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3, respectively, of the February 5, 2010 Form 6-K).

4.47         Amendment No. 3 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009 (incorporated by reference to Exhibit 99.1 to the April 23, 2010 6-K).

4.48         Amendment No. 4 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated November 15, 2010 (incorporated by reference to Exhibit 99.1 to the December 12, 2010 6-K)

4.49         Amendment No. 5 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated April 8, 2011 (incorporated by reference to Exhibit 99.1 to the April 28, 2011 6-K).

4.50         Exchange Agreement dated July 9, 2010 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC, Zazove Associates, LLC and certain holders of the Registrant’s 8% Senior Notes due 2011 (incorporated by reference to Exhibit 10.48 to Jazz Technologies’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

4.51         Indenture dated July 15, 2010 by and among Jazz Technologies, Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.15 to Jazz Technologies’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

4.52         Warrant Agreement dated July 15, 2010 between Tower Semiconductor, Ltd. and American Stock Transfer & Trust Company, LLC as warrant agent (incorporated by reference to Exhibit 4.54 to 2010 20-F).

4.53         Form of Series J Warrant (incorporated by reference to Exhibit 4.55 to 2010 20-F).

4.54         Master Agreement by and among Micron Technology, Inc., Micron Japan, Ltd. and Tower Semiconductor Ltd. dated May 25, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.55         Credit Support and Subordination Agreement, by and among Micron Technology, Inc., Micron Japan, Ltd., Tower Semiconductor Ltd., TowerJazz Japan, Ltd., and TowerJazz Japan, Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.56         Shareholder Rights and Restrictions Agreement between Micron Technology, Inc. and Tower Semiconductor Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

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

#12.2       Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1       Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2       Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1       Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101        The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2012 and 2011;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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

TOWER SEMICONDUCTOR LTD.
By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

April 30,  2013

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductors Ltd. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 21, 2013

F - 1.1

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES - INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 21, 2013 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 21, 2013

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	December 31,	December 31,
	2012	2011

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$123,398	$101,149
Interest bearing deposits, including designated deposits	10,000	--
Trade accounts receivable	79,354	75,350
Other receivables	5,379	5,000
Inventories	65,570	69,024
Other current assets	14,804	15,567
Total current assets	298,505	266,090

LONG-TERM INVESTMENTS	12,963	12,644

PROPERTY AND EQUIPMENT, NET	434,468	498,683

INTANGIBLE ASSETS, NET	47,936	58,737

GOODWILL	7,000	7,000

OTHER ASSETS, NET	13,768	14,067

TOTAL ASSETS	$814,640	$857,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of debentures	$49,923	$48,255
Trade accounts payable	81,372	111,620
Deferred revenue and short-term customers' advances	1,784	5,731
Other current liabilities	36,240	64,654
Total current liabilities	169,319	230,260

LONG-TERM LOANS FROM BANKS	94,992	103,845

DEBENTURES	193,962	197,765

LONG-TERM CUSTOMERS' ADVANCES	7,407	7,941

EMPLOYEE RELATED LIABILITES	77,963	97,927

DEFERRED TAX LIABILITY	26,804	20,428

OTHER LONG-TERM LIABILITIES	24,168	24,352

Total liabilities	594,615	682,518

SHAREHOLDERS' EQUITY (*)	220,025	174,703

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$814,640	$857,221

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2012	2011	2010

REVENUES	$638,831	$611,023	$509,262

COST OF REVENUES	560,046	526,198	402,077

GROSS PROFIT	78,785	84,825	107,185

OPERATING COSTS AND EXPENSES

Research and development	31,093	24,886	23,876
Marketing, general and administrative	44,413	48,239	39,986
Acquisition related and reorganization costs	5,789	1,493	--

	81,295	74,618	63,862

OPERATING PROFIT (LOSS)	(2,510)	10,207	43,323

INTEREST EXPENSES, NET	(31,808)	(27,797)	(26,406)

OTHER FINANCING EXPENSE, NET	(27,583)	(12,505)	(46,519)

GAIN FROM ACQUISITION	--	19,467	--

OTHER INCOME (EXPENSE), NET	(1,042)	13,460	65

PROFIT (LOSS) BEFORE INCOME TAX	(62,943)	2,832	(29,537)

INCOME TAX EXPENSE	(7,326)	(21,362)	(12,830)

LOSS FOR THE PERIOD	$(70,269)	$(18,530)	$(42,367)

BASIC LOSS PER ORDINARY SHARE (*)

Loss per share	$(3.25)	$(0.92)	$(2.70)

Weighted average number of ordinary
shares outstanding - in thousands	21,623	20,138	15,688

(*) Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2012	2011	2010

Loss for the period	$(70,269)	$(18,530)	$(42,367)

Foreign currency translation adjustment	(9,097)	3,729	-

Change in employees plan assets and benefit obligations, net of taxes
$1,591, $174 and $301 for the years ended December 31, 2012, 2011
and 2010, respectively	2,440	518	(585)

Net unrealized gains (losses) on derivatives	1,090	(1,326)	1,254

Comprehensive loss for the period	$(75,836)	$(15,609)	$(41,698)

TOWER SEMICONDUCTOR LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated
	Ordinary shares		Additional		Cumulative		Other
	Shares-in		paid-in	Capital	stock based	Treasury	comprehensive	Accumulated
	thousands (*)	Amount	capital	notes	compensation	stock	income (loss)	deficit	Total

BALANCE - JANUARY 1, 2010	13,351	$50,251	$691,736	$311,472	$22,569	$(9,072)	$(1,498)	$(1,009,444)	$56,014

Issuance of shares and warrants	2,838	11,336	47,454						58,790
Conversion of convertible debentures to shares	1,403	5,661	28,783						34,444
Tax benefit relating to stock based compensation			212						212
Employee stock-based compensation					6,413				6,413
Exercise of options	197	805	324						1,129
Stock-based compensation			2,478						2,478
Other comprehensive income							669		669
Loss for the year								(42,367)	(42,367)

BALANCE - DECEMBER 31, 2010	17,789	$68,053	$770,987	$311,472	$28,982	$(9,072)	$(829)	$(1,051,811)	$117,782

Shares issued in consideration of acquisition
of a subsidiary	1,312	5,777	16,853						22,630
Issuance of shares and warrants	1,805	7,557	27,251						34,808
Conversion of convertible debentures to shares	277	1,118	5,362						6,480
Tax benefit relating to stock based compensation			45						45
Employee stock-based compensation					8,107				8,107
Exercise of options	123	515	(55)						460
Other comprehensive income							2,921		2,921
Loss for the year								(18,530)	(18,530)

BALANCE - DECEMBER 31, 2011	21,306	$83,020	$820,443	$311,472	$37,089	$(9,072)	$2,092	$(1,070,341)	$174,703

Issuance of shares and warrants	200	796	4,319						5,115
Employee stock-based compensation					5,737				5,737
Exercise of options	125	486	52						538
Beneficial conversion feature, Note 13E			109,768						109,768
Other comprehensive loss							(5,567)		(5,567)
Loss for the year								(70,269)	(70,269)
Capital notes	767	2,978	3,232	(6,210)					--

BALANCE - DECEMBER 31, 2012	22,398	$87,280	$937,814	$305,262	$42,826	$(9,072)	$(3,475)	$(1,140,610)	$220,025

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2012	22,312

(*) Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2012	2011	2010

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(70,269)	$(18,530)	$(42,367)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	173,585	162,679	143,023
Effect of indexation, translation and fair value measurement on debt	13,544	(9,312)	26,208
Other expense (income), net and reorganization costs	6,831	(15,899)	(65)
Gain from acquisition	--	(19,467)	--
Loss from notes exchange, net	--	--	2,350
Changes in assets and liabilities:
Trade accounts receivable	(6,857)	(7,686)	(28,061)
Other receivables and other current assets	(843)	3,999	(2,316)
Inventories	2,316	(3,999)	(10,262)
Trade accounts payable	(7,603)	21,733	(2,834)
Deferred revenue and customers' advances	(4,475)	(35,858)	16,572
Other current liabilities	(23,942)	18,174	13,445
Deferred tax liability, net	9,126	4,791	1,130
Other long-term liabilities	3,840	7,368	4,622
	95,253	107,993	121,445
Reorganization – retirement plan	(20,074)	--	--
Net cash provided by operating activities	75,179	107,993	121,445

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(103,830)	(117,166)	(105,189)
Proceeds from investment realization	--	31,400	--
Proceeds related to sale and disposal of property and equipment	--	5,751	600
Investments in other assets, intangible assets and others	(4,498)	--	(1,521)
Acquisition of subsidiary consolidated for the first time (a)	--	(40,000)	--
Investment grants received	2,618	33,292	--
Interest bearing deposits, including designated deposits	(10,000)	98,007	(98,007)
Net cash provided by (used in) investing activities	(115,710)	11,284	(204,117)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of debentures and shareholders' equity	104,690	22,653	158,825
Proceeds from long-term loans	14,443	--	--
Short-term bank debt	3,800	--	--
Debts repayment	(55,854)	(141,242)	(57,599)
Net cash provided by (used in) financing activities	67,079	(118,589)	101,226

Effect of foreign exchange rate change	(4,299)	86	26

INCREASE IN CASH AND CASH EQUIVALENTS	22,249	774	18,580
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	101,149	100,375	81,795

CASH AND CASH EQUIVALENTS - END OF PERIOD	$123,398	$101,149	$100,375

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2012	2011	2010

NON-CASH ACTIVITIES

Investments in property and equipment	$8,737	$15,546	$7,896
Stock based compensation to the Banks	$--	$--	$2,478
Beneficial conversion feature	$109,768	$--	$--
Conversion of convertible debentures to share capital and exercise of warrant	$--	$7,006	$37,567
Shares issued to the Banks in consideration for the interest reduction,
following September 2006 amendment with the Banks	$--	$12,087	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$46,454	$23,357	$21,641
Cash paid during the period for income taxes	$852	$2,907	$3,757

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of June 2, 2011:

Working capital (excluding cash and cash equivalents)		$(2,534)
Property, plant, and equipment, including real estate		145,559
Intangible assets		11,156
Other assets		2,900
Long-term liabilities		(74,984)
		82,097
Less :
Issuance of share capital		22,630
Gain from acquisition		19,467
		42,097
Cash paid for the acquisition of a subsidiary consolidated for the first time		$40,000

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1 -    DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries (i) Jazz Technologies, Inc., the parent company and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (ii) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan. Tower and its wholly-owned subsidiaries are referred to as the “Company”. The Company is a global specialty foundry leader, manufacturing integrated circuits with geometries ranging from 1.0 to 0.11 micron. The Company provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, mixed-signal and RFCMOS, CMOS image sensor, power management (BCD) and non-volatile memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing for its customers, the Company maintains two manufacturing facilities in Israel, one in the U.S. (Jazz), and one in Japan (TJP).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol TSEM.

During the past few years, the Company has experienced business and financial improvement, as reflected by the improvement in the Company’s revenue and margins as compared to the period prior to mid-2009 which was negatively affected by the global economic downturn that commenced in 2008. However, following the recent economic slowdown worldwide and specifically in the semiconductor industry, the Company has experienced weakening customer demand and reduced rate of growth.

Market analysts are currently cautious with respect to the global economic conditions forecasted for 2013 and beyond, and there can be no assurance that the global economic conditions will not negatively affect the Company’s business and financial position. The effects of continued downturn in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers. A downturn in the semiconductor industry and/or in the global economy may adversely affect the Company’s commercial relationships with its customers, suppliers, and creditors, including its lenders, its plans to continue its capacity growth, and the Company’s future financial results and position, including its ability to raise funds in the capital markets and to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1 -    DESCRIPTION OF BUSINESS AND GENERAL (cont.)

The Company is exploring various ways to fund its capacity and capabilities growth plans, the ramp-up of its business, technology capabilities and to fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such funding or when, if at all, such funding will be available to the Company. Such funding may include, among others, debt restructuring and/or refinancing, possible financing transactions, sale of assets, intellectual property licensing, possible sale and lease-back of real estate assets and improving cash flow from operations thorough operating efficiencies.

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
(dollars in thousands, except per share data)

NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted average moving price per unit.

Cost is determined for work in process and finished goods on the basis of actual production costs.

F.	Property and Equipment

(1)
Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental, direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Maintenance and repairs are charged to expense as incurred.

Cost is presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure)	10-25 years
Machinery and equipment, software and hardware	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

G.	Intangible Assets

Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the time of acquisition of Jazz and TJP. In addition, these assets include the cost of acquiring the Fab 2 technologies and incremental direct costs associated with implementing them until they are ready for their intended use.

These costs associated with the Fab 2 technologies were amortized over the expected estimated economic life of the technologies commonly used in the industry commencing on the date on which each technology was ready for its intended use.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Intangible Assets (cont.)

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TJP are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Note 16C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings, and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

J.	Stock-Based Instruments in Financing Transactions

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

See Note 13E for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, according to ASC 470-20.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition

The Company’s net revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from engineering and design support and other technical and support services. The majority of the Company’s sales are achieved through the efforts of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers towards future engineering services and/or product purchases are deferred until services are rendered or products are shipped to the customer.

Revenue relating to turn-key agreement, including  as detailed in Note 16D(2), are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using the percentage of completion method. Measurement of the percentage toward completion is determined based on the ratio of actual labor hours completed to total labor hours estimated to be completed over the duration of the contract. Such measurement involves management's estimates and judgment and is based on a detailed project plan, the Company's substantial experience in building a fab, transferring and implementing new technologies and engaging sub-contractors and experts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

We evaluate how realizable our deferred tax assets are for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which are recorded as a liability. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (losses) per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if relevant, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares taking in effect all potential dilutive ordinary shares.

O.	Comprehensive Income (Loss)

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

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP, whose functional currency is Japanese Yen have been translated into dollars. TJP’s assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. TJP’s statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

The Company conducted an impairment analysis as of December 31, 2012. The Company used the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology. As a result of this analysis, the carrying amount of the net assets, including goodwill were not considered to be impaired and the Company did not recognize any impairment of goodwill for the period ended December 31, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally in New Israel Shekels or “NIS”). Instruments settled with Tower’s shares that are denominated in a currency other than the Company’s functional currency are not eligible to be included in equity.

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

U.	Reclassification and presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2012 presentation.

All amount of shares and other securities convertibles to shares of the Company and per share data in these financial statements have been adjusted to reflect the effect of the reverse stock split completed in August 2012, see Note 17.

V.	Initial Adoption of New Standards

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as we have elected to present two separate but consecutive statements, but did not have an impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and enhances fair value disclosure requirements. Effective January 1, 2012, the Company adopted the disclosure provisions included in ASU 2011-04. The adoption of ASU 2011-04 had no impact on our financial position or results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3 -    ACQUISITION OF NISHIWAKI FAB IN JAPAN

On June 3, 2011 the Company acquired the fabrication facility in Nishiwaki City, Hyogo, Japan owned by a wholly owned Japanese subsidiary of Micron Technology Inc. (“Micron”). The acquisition was effected through a new wholly owned Japanese subsidiary of the Company, which acquired the shares of and subsequently merged with Micron’s Japanese subsidiary that held the assets of the fabrication facility and related business. The merged entity is named TowerJazz Japan Ltd. (“TJP”).

The fair value of the consideration the Company paid was $62,630, of which $40,000 was paid in cash and $22,630 was paid through the issuance to Micron of 1.3 million ordinary shares of Tower. The costs incurred in connection with the acquisition were $1,493 and are included in operating expenses.

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

The Company believes that the gain realized from the acquisition derived from (i) declining forecast and weakening demand for products manufactured by TJP, (ii) the fact that an acquisition of a fab as a whole is less costly than acquiring each fab component separately, (iii) limited opportunities to sell a fab while maintaining the employment level, and (iv) the natural disasters in Japan which occurred in March 2011.

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
(dollars in thousands, except per share data)

NOTE 3 -    ACQUISITION OF NISHIWAKI FAB IN JAPAN (cont.)

The fair values set forth above are based on a valuation of TJP assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with ASC 805 – “Business Combinations”.

In addition, as part of said acquisition, TJP entered into a supply agreement with Micron. In accordance with this agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least three years from the acquisition date with process technologies licensed from Micron under a technology licensing agreement signed between the companies. Under the supply agreement, Micron is committed to purchase certain minimum volumes until the end of the second quarter of 2014 with a take-or-pay provision. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years from the acquisition date.

In order to ensure continued supply of wafers to Micron, Tower and Micron also executed a credit support agreement pursuant to which Tower and TJP, are subject to certain covenants and other protections until June 3, 2013.

Tower's ordinary shares issued to Micron are subject to lock-up arrangement with releases of 25% of the shares every six months ending on June 3, 2013.

The following unaudited pro forma financial information presents the Company’s combined revenues and net loss as if TJP had been acquired as of the beginning of 2010.  The pro forma financial information includes the accounting effects of the business combination, including adjustments to the amortization of intangible assets and depreciation of property, plant and equipment.  The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had TJP been acquired as of the beginning of 2010.

	Year ended December 31,
	2011	2010
	(Pro Forma)
Revenues	$745,740	$860,501
Net loss	$(16,153)	$(26,659)

NOTE 4 -    OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2012	2011
Government agencies	$2,773	$4,774
Others	2,606	226
	$5,379	$5,000

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 5 -    INVENTORIES

Inventories consist of the following:

	As of December 31,
	2012	2011
Raw materials	$20,487	$18,073
Work in process	30,764	37,451
Finished goods	14,319	13,500
	$65,570	$69,024

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $4,194 and $5,778 as of December 31, 2012 and 2011, respectively.

NOTE 6 -    LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2012	2011
Severance pay funds (see Note 15B)	$11,307	$11,374
Others,(see also investment in limited partnership below)	1,656	1,270
	$12,963	$12,644

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

NOTE 7 -    PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
	2012	2011
Cost:
Buildings (including facility infrastructure)	$311,089	$312,804
Machinery and equipment	1,359,395	1,275,907
	1,670,484	1,588,711
Accumulated depreciation:
Buildings (including facility infrastructure)	(156,662)	(139,541)
Machinery and equipment	(1,079,354)	(950,487)
	(1,236,016)	(1,090,028)

	$434,468	$498,683

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 7 -    PROPERTY AND EQUIPMENT, NET (cont.)

As of December 31, 2012 and 2011, the cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate of $284,406 and $282,512 respectively.

B.	Investment Grants

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of Tower’s plant. The approval certificate for the program entitled Tower to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or aggregate grants up to $250,000. Under the terms of the program, investments in respect of Fab 2 were to have been completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, Tower completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. Tower received an aggregate of approximately $165,000 from the Investment Center for such investments, and received in January 2012, Investment Center final approval for the investments made and reported under the program completed through December 31, 2005.

In February 2011, Tower received an additional approval certificate from the Israeli Investment Center for an expansion program for investments made commencing January 1, 2006, according to which Tower may receive up to NIS 150 million (approximately $39,000) for investments in fixed assets entitled for grants. As of December 31, 2012, Tower received approximately NIS 135 million ($36,000) of such grants for eligible investments made by the Company from January 1, 2006, of which approximately NIS 10 million ($2,600) were received in 2012.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8 -    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	Useful Life	2012	2011
Facilities lease rights	1,19	$25,739	$27,549
Technologies, patents and other rights	3.6;4;9	17,104	25,148
Trade name	9	2,723	3,301
Customer relationships	3.6; 15	1,995	2,264
Others		375	475
		$47,936	$58,737

NOTE 9 -    OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2012	2011
Prepaid long-term land lease, net (see Note 16C)	$4,020	$4,141
Debenture issuance expenses, net and deferred financing charges	7,551	4,615
Prepaid expenses - long-term and others	2,197	5,311
	$13,768	$14,067

NOTE 10 -    ASSET-BASED REVOLVING CREDIT FACILITY

In September 2008, Jazz entered into a loan and security agreement with Wachovia (currently Wells Fargo) for a three-year secured asset-based revolving credit facility in the total amount of up to $55,000 (the “Loan Agreement”).

In June 2010, Jazz entered into an amendment to the Loan Agreement, pursuant to which, the maturity date of the revolving credit facility was extended to September 2014, with available credit under the facility of up to $45,000.

The borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment and other terms and conditions described in the Loan Agreement. Loans under the facility bear interest at a rate equal to, at Jazz’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the Loan Agreement) plus a margin ranging from 2.25% to 2.75% per annum.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10 -    ASSET-BASED REVOLVING CREDIT FACILITY (cont.)

The facility is secured by the assets of Jazz. The Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Loan Agreement), as well as customary events of default. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Loan Agreement would result in an increase in the interest rate on any amounts outstanding.

Borrowing availability under the Loan Agreement as of December 31, 2012 was approximately $27,000, of which an amount of approximately $19,100 million was drawdown and $1,300 of the facility was supporting outstanding letters of credits on that date.

NOTE 11 -    OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2012	2011
Employees related liabilities	$28,101	$34,516
Interest payable (primarily in relation to debentures)	3,914	16,580
Other	4,225	13,558
	$36,240	$64,654

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -    LONG-TERM LOANS FROM BANKS

A.	Composition:

As of December 31, 2012
Effective interest rate
In U.S. Dollar	3.06%	$131,055
In JPY	2.92%	13,347
Total long-term loans from banks-principal amount		144,402
Fair value adjustments		(24,410)
Total long-term loans from banks		119,992
Current maturities		25,000
		$94,992

As of December 31, 2011
Effective interest rate (*)
In U.S. Dollar	3.1-3.4%	$116,355
In U.S. Dollar	5.55%	30,000
Total long-term loans from banks-principal amount		146,355
Fair value adjustments		(37,210)
Total long-term loans from banks		109,145
Current maturities		5,300
		$103,845

(*)      The effective interest rate as of December 31, 2011 of loans in the amount of $30,000, takes into account the terms of the economic hedging agreements described in Note 14A.

B.	Facility Agreement with Tower

Introduction

In January 2001, Tower entered into a credit facility agreement with two Israeli Banks (the “Israeli Banks”) to fund the establishment and equipping of Fab 2 (“Facility Agreement”). The Facility Agreement has since been amended several times, under the amended Facility Agreement, the outstanding debt as of December 31, 2012, was approximately $131,000, and the annual interest rate is the three-month USD LIBOR plus 2.75%.

Under the Facility Agreement, Tower agreed to register liens in favor of the Israeli Banks on substantially all of its present and future assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -    LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Tower (cont.)

The Facility Agreement with the Israeli Banks restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 7B), without the prior consent of the Israeli Banks. Furthermore, the Facility Agreement contains certain restrictive financial ratios and covenants.

According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the Israeli Banks (which as of the approval date of the financial statements amounted to approximately $131,000) plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

September 2006 Amendment

In September 2006, Tower signed definitive agreements with the Israeli Banks and The Israel Corporation Ltd. (‘‘TIC”).  Pursuant to said agreements, among other things, the interest rate then applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006. As compensation for the decreased interest and subject to adjustment, it was agreed that in 2011, the Israeli Banks would be issued a number of Tower ordinary shares equal to the decrease in the interest divided by the average closing price of Tower's ordinary shares during the fourth quarter of 2010.

In February 2011, the Company issued approximately 563 thousand shares to the Israeli Banks in consideration for such decreased interest as described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -    LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Tower (cont.)

2010 Definitive Agreements with the Israeli Banks

During 2010, Tower signed and closed definitive agreements with the Israeli Banks. Pursuant to said agreements, it was agreed among other things that: (i) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans, then outstanding in the amount of  $161,000 was extended to  quarterly installments between September 2013 and December 2015 ;  (ii) the interest rate on the remaining principal of the Israeli Bank’s loans was set to be USD LIBOR plus 2.75% per annum; (iii) in certain circumstances stipulated in said agreements, following receipt by Tower of significant amounts of proceeds from certain sources, Tower agreed to early repayment of a certain amount of the outstanding loans; (iv)  all warrants granted to the Israeli Banks were extended to December 2015; (v) Tower agreed to pay fees to the Israeli Banks.

2011 Letter Agreement with the Israeli Banks

In February 2011, Tower entered into a letter agreement with the Israeli Banks pursuant to which the Israeli Banks gave their consent for the acquisition of Micron’s fabrication facility in Japan, as detailed in Note 3 above. In the course of this amendment, Tower and the Israeli Banks agreed that $50,000 of funds would be placed in deposits reserved until December 2011 to secure sources for the payment of its debt obligations and Tower agreed to prepay to the Israeli Banks $15,000 on account of the outstanding loans on each of March and December 2011. Following those repayments, the principal amount of Tower’s long-term loans as of December 31, 2012 is approximately $131,000, payable in quarterly installments from September 2013 through September 2015, totaling $25,000 in 2013, $80,000 in 2014 and $26,000 in 2015.

 Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented at fair value, with changes in value reflected on the statements of operations, following adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the 2010 definitive agreements with the Israeli Banks and 2011 letter agreement with the Israeli Banks have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -    LONG-TERM LOANS FROM BANKS (cont.)

C.	GE Credit Line with TJP

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $50,000). The borrowing availability varies based on the levels of TJP’s eligible accounts receivable, eligible equipment and real estate and other terms and conditions stipulated in the credit line agreement. Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum. The TJP credit line agreement contains customary covenants and other terms, as well as customary events of default. The facility is secured by a first priority security interest over the assets of TJP. The borrowing availability under the credit varies from time to time based on the levels of TJP’s eligible accounts receivable, eligible equipment and other terms and conditions set forth in the agreement and is capped at $30,000 until June 2013 and $50,000 thereafter.

As of December 31, 2012, the total availability amounted to $30,000 of which an amount of approximately $13,347 was outstanding. In connection with the GE credit line agreement, Micron’s security interest over the assets of TJP was changed to a second priority security interest, subordinated to GE Capital’s first priority security interest. Additionally, Tower, TJP, Micron Technology Inc. and Micron Japan Ltd. entered into an intercreditor agreement governing the subordination and priority of claims over TJP’s assets, and the order of priority in the realization of any security interests over TJP’s assets.

NOTE 13 -    DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	Interest rate	2013	2014	2015	2016

Debentures Series D	8%	$5,823	$5,823	$5,823	$5,823

Debentures Series F	7.8%	--	--	50,954	50,954
Jazz’s New Notes (as defined in G below)	8%	--	--	74,585	--
		$5,823	$5,823	$131,362	$56,777

The outstanding principal amounts of Tower debentures as of December 31, 2012 and 2011 were $255,879 and $177,249, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -    DEBENTURES (cont.)

The outstanding principal amounts of Jazz notes as of December 31, 2012 and 2011 were $93,556.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

The Tower debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement - see Note 16A(1), and to the government of Israel - see Note 7B.

The Jazz Loan Agreement imposes certain limitations on the ability to repay the notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment of the notes at maturity would trigger a cross default under the Loan Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring to repay or refinance the Loan Agreement.

The Jazz debentures and interest thereon are unsecured and subordinated to Jazz’s existing and future secured indebtedness, including indebtedness to Wells Fargo under the Loan Agreement, see Note 10.

B.	2005 Convertible Debentures Series B

In January 2006, Tower raised $48,169 of convertible debentures by way of a rights offering (“Series B”). The debentures accrued annual interest at a rate of 5% which was paid on the remaining outstanding debentures, together with the remaining principal, in one installment in January 2012. The outstanding principal amount of convertible debentures Series B as of December 31, 2011 was $10,291, all of which were fully paid and redeemed in January 2012.

C.	2006 Convertible Debentures Series C

In 2006, Tower raised approximately $31,219 in a public offering of convertible debentures linked to the CPI.

The convertible debentures were convertible into Tower’s ordinary shares. The convertible debentures carried a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI.  In December 2011, the outstanding amount was fully paid and the debentures were fully redeemed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -    DEBENTURES (cont.)

D.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, Tower consummated a private placement with Israeli institutions followed by expansion in September 2007 through a public offering of long-term convertible and non-convertible debentures and warrants, in which Tower issued (i) $27,000 aggregate principal amount of long-term non-convertible debentures, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”); (ii) $ 30,000 aggregate principal amount of long-term convertible-debentures payable in December 2012, linked to the CPI, carrying an annual interest of 8% (“Series E”), and (iii) warrants series 6, all of which expired in August 2011.
In December 2012, the outstanding amount of Series E of $28,410 was fully paid and the debentures were fully redeemed.

The outstanding principal amounts of Series D as of December 31, 2012 and 2011 were $24,475 and $29,464, respectively.

The outstanding principal amount of Series E as of December 31, 2012 and 2011 was zero and $27,362 respectively.
E.	2010 Convertible Debentures Series F

In 2010 and 2012, Tower issued an aggregate principal amount of approximately $231,000  of long-term debentures (“Series F”). Series F is due in two equal installments in December 2015 and December 2016, is fully linked to the US dollar, carries an interest rate of 7.8% per annum payable semiannually, and is convertible into Tower’s ordinary shares during the period commencing September 2012 and ending December 2016, with a conversion ratio of NIS 38.21 par value of debentures into one ordinary share.

The outstanding principal amount of Series F as of December 31, 2012 and 2011 was $231,404 and $110,132, respectively.

Together with the issuance of Series F in February 2012, Tower also issued 26.6 million warrants Series 7, exercisable from March 2014 to March 2016 into 1/15 of a share of Tower at an exercise price to be determined in February 2014 according to a formula based mainly on 8% of the then prevailing Company’s share trading price.

Commencing the initial issuance date of Series F in October 2010 and until September 2012, said debentures were not convertible into ordinary shares of Tower. Commencing September 2012 and until its final maturity date, Series F can be convertible into Tower’s ordinary shares, at the election of each of its holders, with a conversion ratio of 38.21 NIS par value of debentures into one ordinary share. The conversion price was calculated at a 20% premium over the average of Tower’s share price over the 15 days prior to September 18, 2012. The determination of the conversion ratio triggered the examination of whether a contingent Beneficial Conversion Feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which is classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities. The $110,000 decrease in Series F's liability amount is considered a debt discount to be amortized over the remaining term of said debentures using the effective interest method, resulting in interest being recognized at increasing amounts as time passes with the largest effect being recognized in 2015 and 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -    DEBENTURES (cont.)

F.	Convertible Notes Issued By Jazz in 2006

In 2006, Jazz completed private placements of convertible notes. The convertible notes carried interest at a rate of 8% per annum payable semi-annually and were scheduled to mature in December 2011 (“Old Notes”). In October 2011, Jazz completed a voluntary transaction to redeem early the entire remaining outstanding amount of the Old Notes.

For details regarding the exchange in July 2010 of Old Notes for New Notes, see G below.

G.	Notes Issued By Jazz in 2010

In July 2010, Jazz and Tower, entered into an exchange agreement with certain note holders (the “Participating Holders”) holding approximately $80,000 principal amount of Jazz’s Old Notes. In the exchange, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of $1.175 face amount of New Notes for each 1.000 of Old Notes. Interest is payable semiannually.

In addition, the Participating Holders received 25.3 million warrants (“Warrants J”), with an exercise price of $1.7, exercisable until June 30, 2015 to 1/15 ordinary share of Tower.

The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other unsecured indebtedness of Jazz, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

Jazz’s obligations under the New Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -    DEBENTURES (cont.)

G.	Notes Issued By Jazz in 2010 (cont.)

Jazz applied the provisions of ASC 470-50 “Modifications and Extinguishments” to account for the debt exchange. Jazz first, determined that the exchange was not considered troubled debt, mainly due to the fact that no concession was given by the creditors. Based on the provisions of ASC 470-50, Jazz determined that the exchange resulted in an extinguishment of the old debt and the issuance of a new debt.  As described above, Warrants J and New Notes were issued in exchange for the Old Notes that participated in the exchange.

Jazz considered the transaction to be at arm's length (the transaction was made between willing unrelated parties) and therefore evidence of fair value. Since the new debt is not traded and no quotes are available, Jazz determined the fair value of the New Notes in a manner consistent with the manner used in the allocation of the purchase price of Jazz in September 2008 by using present value techniques. This, together with the fair value of Warrants J, were used to determine the value of the Old Notes on the date of the exchange and resulted in an expense of approximately $2,350, which has been recorded in the statement of operations for the year ended December 31, 2010. Since Warrants J may be settled in cash in certain instances beyond Tower’s control, the fair value of Warrants J was recorded in liabilities of the Company and the corresponding entry was part of the overall expense of the debt exchange. The fair value of Warrants J was calculated based on the Black-Scholes formula. The following assumptions were used in the fair value calculation: risk–free rate based on US treasury bills of 1.79% per annum, term of the warrants of five years, Tower’s market share price immediately prior to closing date, the exercise price of the warrants and the volatility of Tower ordinary shares of approximately 50%. The fair value of Warrants J was also confirmed by independent calculation made by the investors as evidenced by the exchange agreement.

As of December 31, 2012 and 2011, $93,556 in principal amount of the New Notes was outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

Tower, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. Tower used interest rate collar agreements, some with knock-out and knock-in features to hedge its LIBOR-based variable debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The derivatives, although used as economic hedges, are not treated as hedges for accounting purposes. The changes in fair value are recorded immediately in earnings.

As of December 31, 2011, Tower had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, in the aggregate amount of $30,000, which expired in 2012. These agreements resulted in a loss of $1,396 in the year ended December 31, 2010. No material gain or loss was recorded from these agreements in the years ended December 31, 2012 and December 31, 2011.

The Company does not hold or issue derivative financial instruments for non-hedging purposes.

B.	Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, the Company entered into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on our NIS denominated expenses.
As of December 31, 2012, the Company had $27,000 open exchange rate agreements which will expire during 2013. The profit from these transactions for the year ended December 31, 2012 was recorded in the statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

The Company generally does not require collateral for insurance of receivables, however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

D.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2012 and 2011. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2012 and 2011, were $313,456 and $227,280, respectively, compared to carrying amounts of $199,785 and $240,720, for the above dates, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives  - the Company used the market approach using quotations from banks.

Level 3 Measurements:

Warrants -the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares, (ii) the exercise price of the warrant, (iii) risk-free interest, (iv) term available to exercise or redeem the security, and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

Tower's loans - For Tower’s loans from the Israeli Banks, fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yields on similar traded debts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2012	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$106,645	$--	$--	$106,645
Derivatives	(884)	--	(884)
Warrants	295	--		295
	$106,056	$--	$(884)	$106,940

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Warrants
As of January 1, 2012 - at fair value	$93,845	$2,268
Total losses (gains) unrealized in earnings	12,800	(1,973)
As of December 31, 2012 - at fair value	$106,645	$295
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$12,800	$(1,973)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2011	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures Series E	$27,157	$27,157	$--	$--
Tower’s loans (including current maturities)(*)	93,845	--	--	93,845
Derivatives	458	--	458	--
Warrants and previously bifurcated conversion option	2,268	--	--	2,268
	$123,728	$27,157	$458	$96,113

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.
Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Warrants and previously bifurcated conversion option
As of January 1, 2011 - at fair value	$119,882	$20,892
Settlement of an embedded derivative in shares	(12,087)	--
Warrants exercise	--	(521)
Loan repayment	(30,000)	--
Total losses (gains) unrealized in earnings	16,050	(18,103)
As of December 31, 2011 - at fair value	$93,845	$2,268
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$16,050	$(18,103)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $11,307 and $12,621, respectively. Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and, therefore, Tower incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $3,450, $4,641 and $3,437 for 2012, 2011 and 2010, respectively.

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee is entitled to 50% of the termination benefits. TJP does not cover the termination liability through deposits to benefit funds and the entire liability as of December 31, 2012, in the amount of $57,408, is reflected in the balance sheets as long-term employee related liabilities. Payments relating to employee termination benefits were approximately $18,231  for 2012 (including reorganization costs) and $453 for  2011.

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2012, 2011 and 2010 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net periodic benefit cost
Service cost	$146	$193	$177
Interest cost	399	573	512
Expected return on the plan’s assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(244)	114	--
Amortization of net (gain) or loss	--	109	48
Total net periodic benefit cost	$301	$989	$737
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$(3,851)	$(990)	$376
Net (gain) or loss for the period	(1,355)	(1,752)	643
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	244	(114)	--
Amortization of net (gain) or loss	--	(109)	(48)
Total recognized in other comprehensive income	$(4,962)	$(2,965)	$971
Total recognized in net periodic benefit cost and other comprehensive income	$(4,661)	$(1,976)	$1,708
Weighted average assumptions used:
Discount rate	5.20%	5.90%	6.30%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	8.25%/57.00%	10.00%/21.00%	10.00%
Ultimate rate (Pre-65/Post-65)	5.00%/5.00%	5.00%/5.00%	5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2021/2019	2021/2019	2017
Measurement date	December 31, 2012	December 31, 2011	December 31, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2012:

	Increase	Decrease
Effect on service cost and interest cost	$93	$(75)
Effect on postretirement benefit obligation	$200	$(158)

The components of the change in benefit obligation, change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Change in benefit obligation:
Benefit obligation at beginning of period	$7,749	$9,811	$8,232
Service cost	146	193	177
Interest cost	399	573	512
Benefits paid	(93)	(86)	(129)
Change in plan provisions	(3,851)	(990)	376
Actuarial loss (gain)	(1,355)	(1,752)	643
Benefit obligation end of period	$2,995	$7,749	$9,811
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	93	86	129
Benefits paid	(93)	(86)	(129)
Fair value of plan assets at end of period	$--	--	--
Funded status	$(2,995)	$(7,749)	$(9,811)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(132)	(137)	(200)
Non-current liabilities	(2,863)	(7,612)	(9,611)
Net amount recognized	$(2,995)	$(7,749)	$(9,811)
Weighted average assumptions used:
Discount rate	4.30%	5.20%	5.90%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	8.25%/35.00%	8.25%/57.0%	10.0%/21.0%
Ultimate rate (Pre 65/ Post 65)	5.00%/5.00%	5.00%/5.00%	5.00%/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2022/2022	2021/2019	2021/2019

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2013	$132
2014	128
2015	106
2016	109
2017	128
2018 - 2021	$786

Jazz adopted several changes to the postretirement medical plan in 2012 that cumulatively reduced obligations by approximately $3,900.  The changes in the plan will be implemented through 2015 and include the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz  Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

 NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net periodic benefit cost
Service cost	$--	$--	$106
Interest cost	761	736	729
Expected return on plan assets	(817)	(810)	(693)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	70	--	--
Total net periodic benefit cost	$14	$(74)	$142
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	1,000	2,468	(85)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	(70)	--	--
Total recognized in other comprehensive income	$930	$2,468	$(85)
Total recognized in net periodic benefit cost and other comprehensive income	$944	$2,394	$57
Weighted average assumptions used:
Discount rate	5.10%	5.70%	6.20%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Transition obligation (asset)	$--	$--	$--
Prior service cost	--	--	--
Net actuarial (gain) or loss	$97	$70	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Change in benefit obligation:
Benefit obligation at beginning of period	$15,134	$13,105	$11,939
Service cost	--	--	106
Interest cost	761	736	729
Benefits paid	(293)	(273)	(265)
Change in plan provisions	--	--	--
Actuarial loss (gain)	1,670	1,566	596
Benefit obligation end of period	$17,272	$15,134	$13,105
Change in plan assets
Fair value of plan assets at beginning of period	$10,842	$10,742	$9,253
Actual return on plan assets	1,488	(92)	1,375
Employer contribution	506	465	379
Benefits paid	(293)	(273)	(265)
Fair value of plan assets at end of period	$12,543	$10,842	$10,742
Funded status	$(4,729)	$(4,292)	$(2,363)
Accumulated benefit obligation	$(17,272)	$(15,134)	$(13,105)
Amounts recognized in statement of financial position
Non-current assets	$--	$--	$--
Current liabilities	--	--	--
Non-current liabilities	(4,729)	(4,292)	(2,363)
Net amount recognized	$(4,729)	$(4,292)	$(2,363)
Weighted average assumptions used
Discount rate	4.30%	5.10%	5.70%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -    EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2013	$484
2014	567
2015	627
2016	683
2017	740
2018– 2021	$4,480

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

Jazz’s pension plan weighted average asset allocations on December 31, 2012 by asset category are as follows:

Asset Category:	December 31, 2012	Target allocation 2013
Equity securities	79%	65%-75%
Debt securities	21%	25%-35%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -    COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Facility Agreement

Liens

The Company has liens on its assets. For Liens regarding Tower's Facility Agreement, see Note 12B, for liens relating to Jazz Loan Agreement, see Note 10 and for TJP GE credit line see Note 12C.

Offer by the Israeli Banks

If one or more certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the principal shareholders existing at the time that Tower entered into the Facility Agreement with the Israeli Banks (Sandisk Corporation, Macronix International Co. Ltd., and Alliance Semiconductor Corporation) agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 12B.

For interest rate derivatives agreements in connection with the loans under the Facility Agreement, see Note 14.

(2)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab 2, see Note 7B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -    COMMITMENTS AND CONTINGENCIES (cont.)

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

Tower’s administrative offices, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located, are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2012.

Since 2002, Jazz has leased its fabrication facilities, land and headquarters from Conexant under non-cancelable operating leases through 2017. In December 2010, Conexant sold Jazz’s fabrication facilities, land and headquarters. In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2017 and Jazz’s unilateral options to extend the terms of each of these leases for two consecutive five-year periods.  Under the lease amendments, the landlord may terminate the lease for Jazz’s headquarters building, no earlier than January 2014. The landlord has notified Jazz in the end of 2012 that it is exercising its right to terminate the lease for Jazz's headquarters building, effective January 1, 2014. The landlord does not have a corresponding right to terminate the lease for Jazz’s fabrication facility.

Aggregate rental expense under operating leases, including amounts paid to Conexant and the current owner, was approximately $2,400 for each of the years ended December 31, 2012, 2011 and 2010.

Future minimum payments under non-cancelable operating building lease are as follows:

	2013	2014	2015	2016	Thereafter	Total
Operating leases	$ 2,237	$ 1,833	$ 1,833	$ 1,833	$ 357	$ 8,093

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

Under said agreement, Tower provides, on a turn-key basis, technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The project is divided into several phases of implementation:  (i) supply of documents of the offered 0.18 micron CMOS technology; (ii) project planning; (iii) supply process equipment; (iv) installation and acceptance of process equipment; (v) process set-up and integration; and (vi) technology qualification and production. The total agreement value is approximately $130,000, of which approximately $118,000 was paid as of December 31, 2012.

Payments are based on performance of milestones derived from the phases above and delivery of the deliverables. As of December 31, 2012 the Company substantially completed the project. The following are the major payment milestones: shipment of process equipment; delivery of process flow document of the 0.18 micron technology; delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.

For revenue recognition policy for said agreement, see Note 2K. During the years ended December 31, 2012, 2011 and 2010, Tower recorded approximately $15,400, $36,200 and $68,100  revenues respectively relating to said agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2012. In regard to Investment Center grants, see Note 7B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 17 -    SHAREHOLDERS’ EQUITY

Reverse Share Split

In August 2012, Tower completed a reverse split of its ordinary shares at a ratio of 1 for 15 in order to maintain Tower’s share listing on NASDAQ.  The reverse split reduced the number of outstanding ordinary shares of Tower to approximately 22 million shares as of the date of the reverse split. Proportional adjustments were made to all of Tower’s outstanding convertible securities. All numbers of shares and other convertible securities of the Company in these financial statements reflect the effect of the reverse share split.

A.	Description of Ordinary Shares

As of December 31, 2012 and 2011, Tower had 120 million and 73.3 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 22.3 and 21.2 million respectively, were issued and outstanding (net of 86.7 thousand ordinary shares held by Tower as of such dates). As of December 31, 2012, there were additional ordinary shares of

Tower contingently issuable under various agreements according to their provisions, as detailed below: (i) the possible exercise of outstanding warrants to 3.5 million ordinary shares ; (ii)  the possible exercise of options granted to employees of the Company and non-employees to 4.4 million ordinary shares, see B below; (iii) the possible conversion of outstanding convertible debentures to 22.0 million ordinary shares, see Note 13 ; (iv) the possible exercise of equity equivalent capital notes to 25.8 million ordinary shares; and (v) the possible exercise of Israeli Banks' warrants to 309 thousand ordinary shares. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Option Plans

(1)	Employee, Chief Executive Officer and Director Share Options

(a)	General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a four-year period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -    SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chief Executive Officer and Director Share Options (cont.)

(b)	Share Incentive Plan for the Company’s Employees and CEO

In July 2011, the Board approved a grant to the CEO under Tower’s 2009 Employee Share Incentive Plan (the “Plan”) to purchase up to 263 thousand ordinary shares. These options are exercisable at an exercise price of $17.25, which was the closing price of Tower’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of the balance sheet date, a total of approximately 1.8 million options were outstanding to the CEO under the CEO share option plans. The compensation cost of the total options granted to the CEO was determined based on the fair value on the respective grant dates and amounted to $15,212. Such amount is expensed over the vesting periods of the options. As of the balance sheet date, approximately 65.7 thousand options are available for future grants of options to the CEO.

In February 2011, the Board approved a grant to the employees of the Company under the Plan to purchase up to 0.5 million ordinary shares. These options are exercisable at an exercise price of $21.30, which was the closing price of Tower’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of the balance sheet date, approximately 165.1 thousand options are available for future grants of options to Company employees.

(c)	Options Granted to Directors

During 2001, the Audit Committee, the Board and the shareholders approved a stock option plan pursuant to which certain of Tower's directors will be granted options to purchase up to 26,667 Tower ordinary shares (2,668 to each eligible director appointed to the Board of Directors) at an exercise price equal to the closing market price of Tower’s ordinary shares immediately prior to the date of grant. As of December 31, 2012, 6,670 options were outstanding under said plan with a weighted average exercise price of $18.60.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -    SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(c)	Options Granted to Directors(cont.)

Options granted under said plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors’ option plan described below remains in effect, no new Independent Director (as defined in (d) below) appointed after January 2007 will be entitled to receive options under the 2001 director options plan.

(d)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) initial options to purchase Tower’s ordinary shares that equal 10,000 less the number of unvested options to purchase Tower’s ordinary shares held by such Independent Director as of the date of shareholders’ approval. The initial options vest over 3 years: one third will vest on the first anniversary of the grant date, and thereafter, the remaining two thirds pro-rata on a monthly basis over the remaining two years until fully vested. Each new Independent Director appointed will be granted 10,000 options to purchase Tower’s ordinary shares with the same vesting terms as the initial grants, at an exercise price equal to the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant date of appointment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -    SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(d)	Independent Directors Option Plan (cont.)

Upon each third anniversary of a previous grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price of each such option shall be the closing price of Tower’s ordinary shares on the NASDAQ on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options as the case may be, first vested.

In August 2011, the Company’s shareholders approved a one-time grant to each Independent Director of 5,000 options, after the same was approved by the Audit Committee and Board of Directors. Said options vest over 3 years on a monthly basis until fully vested. The exercise price per option is $12.00 per share, which is the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the date of shareholders’ approval.

As of December 31, 2012, 123.7 thousand options were outstanding under the Independent Directors’ plan with a weighted average exercise price of $11.53.

The compensation cost of the total options outstanding to the directors and to Independent Directors under the plans described in (c) and (d) above was determined based on the fair value on the respective grant dates and amounted to $ 790. Such amount is expensed over the vesting periods of the options.

A summary of the status of all employee and director share option plans as of December 31, 2012, 2011 and 2010, as well as changes during each of the years then ended, is presented below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17  -           SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

	2012		2011		2010
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	4,483,793	$14.97	3,946,484	$14.82	4,101,637	$14.80
Granted	30,336	12.64	787,717	19.29	67,600	21.21
Exercised	125,260	4.36	87,887	5.70	95,079	11.82
Terminated	411	63.57	14,738	168.97	980	325.77
Forfeited	36,971	20.23	147,783	24.19	126,694	17.24
Outstanding as of end of year	4,351,487	15.21	4,483,793	14.97	3,946,484	14.82
Options exercisable as of end of year	3,553,662	$14.28	2,678,946	$17.23	1,866,862	$24.92

(3)	Summary of Information about Employee Share Options Outstanding

 The following table summarizes information about employee share options outstanding as of December 31, 2012:

Outstanding as of December 31, 2012				Exercisable as of December 31, 2012
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.70-$4.35	1,668,344	3.75	$4.33	1,668,344	$4.33
4.80-10.35	72,152	5.77	8.23	67,149	8.18
10.65-15.90	251,474	6.20	14.43	201,865	14.93
17.25-21.60	804,468	5.11	19.80	85,188	20.02
21.75	466,102	3.42	21.75	460,319	21.75
22.50-23.85	609,138	3.20	23.08	595,988	23.07
24.00-29.40	329,126	4.03	26.82	324,126	26.87
30.30-75.00	150,683	3.50	$38.27	150,683	$38.27
	4,351,487			3,553,662

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17  -           SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2012	2011	2010
The intrinsic value of options exercised	$927	$845	$1,103
The original fair value of options exercised	$819	$512	$433

The table below summarizes key information for the option plans as of December 31, 2012:

	Number of Shares Reserved for Grant	Number of Shares Outstanding	Number of Shares Available for Grant
CEO plans	1,886,193	1,820,495	65,698
Company’s employees plans	1,799,084	1,633,988	165,096
Independent Directors’ plan	133,334	123,667	9,667
Directors plan	16,247	6,670	9,577
Chairman plan	766,667	766,667
Total	4,601,525	4,351,487	250,038

Stock-based compensation expense was recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2012	2011	2010
Component of income (loss) before provision for income taxes:
Cost of revenue	$902	$1,120	$731
Research and development, net	714	850	692
Selling, general and administrative	4,121	6,137	4,990
Stock-based compensation expense	$5,737	$8,107	$6,413

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17  -           SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2012, 2011 and 2010 to employees and directors amounted to $ 6.00, $8.70 and $10.95 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2012, 2011 and 2010 (all in weighted averages):

	2012	2011	2010
Risk-free interest rate	0.65%-1.04%	0.94%-2.3%	1.14%-3.64%
Expected life of options	4.75 years	4.75 years	7 years
Expected annual volatility	51.76%-55.04%	49.42%-54.45%	50.97%-68.60%
Expected dividend yield	None	None	None

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

(5)	Non-Employee Warrants – Israeli Banks Warrants

As of December 31, 2012, 309.4 thousand Israeli Banks’ warrants to purchase ordinary shares of Tower were outstanding and exercisable, at a weighted average exercise price of $37.40 per share. All of the warrants are exercisable until December 2015.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

All issued equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

In May 2012, Tower filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission to register approximately 5.7 million ordinary shares underlying equity equivalent convertible capital notes held by the Israeli Banks. The registration statement on Form F-3 was declared effective by the SEC in July 2012. As of the date of the approval of the financial statements, the Israeli Banks had converted a portion of their capital notes into approximately 1.9 million ordinary shares of Tower.

The equity equivalent capital notes are classified in shareholders’ equity.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 17  -           SHAREHOLDERS’ EQUITY (cont.)

F.	Private Placement in the US - March 2007

In March 2007, Tower issued warrants to purchase approximately 626.8 thousand ordinary shares exercisable until March 2012 at an exercise price of $30.6 (“Series I Warrants”). This exercise price was subject to an adjustment mechanism under certain limited circumstances during a five year period. Under such circumstances, the exercise price was adjusted during 2009 to be $11.1. As of March 31, 2012, all Series I warrants were fully exercised.

Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, Series I Warrants were classified from equity to liabilities. As Series I Warrants were carried at fair value, the changes in fair value reflect also changes, if any, on the exercise price.  Series I Warrants continued to be carried at fair value due to potential exercise price adjustment through its expiration date on March 2012.

G.	Definitive Agreement with Yorkville

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower’s request, up to $25,000 over a period of 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with said agreement. This agreement, was extended a few times to increase the maximum amount which Yorkville is committed to invest at Tower’s request, to an aggregate of $95,000 and to reduce the discount on market price at which the shares are issued to 2%. During the years 2009, 2010 and 2011, Yorkville invested in Tower an aggregate total of $88,000 and no such investments were made in 2012, in which the contract has expired.

No warrants or any debt or derivative instruments were issued by Tower under Yorkville agreement.

H.	Securities Issuance Pursuant to the Acquisition of TJP

For ordinary shares issued as part of the Acquisition of TJP, see Note 3.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18  -           INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2012	2011	2010
USA	81%	78%	69%
India	3	7	14
Asia Pacific*	10	8	8
Europe*	5	5	7
Israel	1	2	2
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order.

B.
Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TJP’s long-lived assets are located in Japan.

Property and equipment, net - by Geographic Area

	As of December 31,
	2012	2011
Israel	$217,402	$251,506
United States	87,366	96,672
Japan	129,700	150,505
Total	$434,468	$498,683

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2012 and 2011 consist of the following customers:

	As of December 31,
	2012	2011
Customer 1	30%	43%
Customer 2	12%	2%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18  -           INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2012	2011	2010
Customer A	43%	32%	--%
Customer B	3	7	14
Customer C	1	4	16
Other customers (*)	13	15	21

(*)
Represents sales to three different customers accounted for between 3% and 6% of sales during 2012; to three different customers accounted for between 3% and 7% of sales during 2011 and to three different customers accounted for between 5% and 9% of sales during 2010.

NOTE 19  -           INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expenses, Net

Interest expenses net, for the twelve months ended December 31, 2012, 2011 and 2010 were $31,808, $27,797 and $26,406, respectively.

B.	Other Financing Expenses, Net

Other financing expenses, net consist of the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Amortization on debt	$11,939	$19,073	$15,555
Changes in fair value, (total level 3 changes in fair value as reported in Note 14E)	10,827	(2,053)	7,088
Changes in fair value on debentures, derivatives and warrants - other than level 3 as reported in Note 14E	1,284	(5,624)	10,420
Exchange rate difference (mainly due to the effect of the NIS/USD exchange rate changes on our NIS denominated debentures)	2,707	(1,327)	5,946
Loss from notes exchange	--	--	2,350
Others	826	2,436	5,160
Other financing expenses, net	$27,583	$12,505	$46,519

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20  -           Other Income, Net

As of December 31, 2010, Jazz had an investment in Hua Hong Semiconductor Ltd (“HHSL”), which owns 100% of Shanghai Hua Hong NEC Electronics Company Ltd. (also known as “HHNEC”). The investment represented a minority interest of approximately 10% in HHSL.

During 2011, Jazz sold its 10% holdings in HHSL, in an HHSL buyback transaction for a gross amount of approximately $32,000 in cash, before tax and other payments and recorded a gross gain of approximately $15,000 from this transaction which is included in the Statements of Operations in Other Income, Net for the year ended December 31, 2011.

NOTE 21  -           INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2012. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 25% in 2012 (“Regular Company Tax”).

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21  -           INCOME TAXES (cont.)

  B.             The company’s Income Tax provision is as follows:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
Current tax expense:
Foreign	$(1,800)	$16,645	$11,188
Total current	(1,800)	16,645	11,188
Deferred tax expense:
Foreign	9,126	4,717	1,642
Total deferred	9,126	4,717	1,642
Income tax provision	$7,326	$21,362	$12,830

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
Profit (loss) before taxes
Domestic	$(83,049)	$(47,541)	$(70,068)
Foreign	20,106	50,373	40,531
Total income (loss) before taxes	$(62,943)	$2,832	$(29,537)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21  -           INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2012	2011
Net deferred tax benefit – current
Net operating loss carryforwards	$758	$758
Employees benefits and compensation	4,409	5,926
Accruals, reserves and others	5,435	5,174
	10,602	11,858
Valuation allowance	(1,346)	(1,369)
Total net current deferred tax benefit	$9,256	$10,489

	As of December 31,
	2012	2011
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$271,631	$256,139
Employees benefits and compensation	5,756	5,699
Research and development	1,879	2,707
Others	664	1,684
	279,930	266,229
Valuation allowance	(238,719)	(222,568)
	41,211	43,661
Deferred tax liability - depreciation and amortization	(55,099)	(48,721)
Intangible assets	(10,434)	(12,785)
Debt discount	(1,203)	(1,209)
Others	(1,279)	(1,374)
Total net long-term deferred tax liability	$(26,804)	$(20,428)

Deferred tax asset in the amounts of $9,256 and $10,489 as of December 31, 2012 and 2011 respectively are presented in other current assets.

Deferred tax liability in the amounts of $26,804 and $20,428 as of December 31, 2012 and 2011, respectively are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21  -           INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

On December 31, 2012 and 2011, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $240,065 and $223,937, respectively to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2012	$32,377
Additions for tax positions of prior year	(275)
Translation differences	(719)
Settlements	(3,969)
Balance at December 31, 2012	$27,414

Unrecognized tax benefits
Balance at January 1, 2011	$14,908
Additions for tax positions of current year	8,462
Additions for tax positions of prior year	9,730
Reductions for tax positions of prior year	(723)
Balance at December 31, 2011	$32,377

Unrecognized tax benefits
Balance at January 1, 2010	$10,929
Additions for tax positions of current year	4,937
Additions for tax positions of prior year	249
Reductions for tax positions of prior year	(1,207)
Balance at December 31, 2010	$14,908

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21  -           INCOME TAXES (cont.)

During 2011, Jazz completed an analysis on its ability to utilize net operating losses, under Section 382 of the Internal Revenue Code. The conclusion reached in the analysis was based on authority that did not meet recognition threshold as provided for in ASC 740. This position relates to net operating losses that were incurred prior to September 19, 2008. The $9,730 increase in the gross unrecognized tax benefit in the year ended December 31, 2011 has been recorded as a change to a prior year unrecognized tax benefit in the tabular rollforward above.

The Company does not anticipate a significant increase or decrease in its unrecognized tax benefits within twelve months of the reporting date.

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2012	2011	2010
Tax expense (benefit) computed at statutory rates	$(15,736)	$680	$(7,384)
Effect of different tax rates in different jurisdictions	7,514	10,683	7,552
Tax benefits for which deferred taxes were not recorded	15,955	7,300	17,467
Domestic Production Activities Deduction	--	--	(1,136)
Permanent differences and other, net	(407)	2,699	(3,669)
Income tax provision (benefit)	$7,326	$21,362	$12,830

E.	Net Operating Loss Carry forward

On December 31, 2012, Tower had net operating loss carry forwards for tax purposes of approximately one billion USD which may be carried forward for an unlimited period of time.

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred.  Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of $2,100 for the use in its tax return. On December 31,

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21  -           INCOME TAXES (cont.)

E.	Net Operating Loss Carry forward (cont.)

2012, Jazz had federal net operating loss carry forwards of approximately $36,800 that will begin to expire in 2021, unless previously utilized.

On December 31, 2012, Jazz had state net operating loss carry forwards of approximately $128,200. The state tax loss carry forwards will begin to expire in 2014, unless previously utilized.

At December 31, 2012, TJP had net operating loss carry forwards of approximately $7,300, which will expire in 2020.

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2008 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions
.
During 2012, the Internal Revenue Service ("IRS") performed an audit of Jazz's 2009 and 2010 federal income tax returns. The audit did not materially change the statements of operations. The change in the balance sheet resulted primarily in a classification of a long term liability to a current liability, which was partially paid as of December 31, 2012.

Jazz is no longer subject to U.S. federal income tax examinations for years before 2009; state and local income tax examinations before 2008; and foreign income tax examinations before 2009. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final assessments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22  -           RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2012		2011
Trade accounts receivable	Trade accounts receivable		$148	$29
Long-term investment	Equity investment in a limited partnership		$204	$20
Trade accounts payable	Trade accounts payable		$125	$97
Debentures	Debenture Series B held by TIC including interest accrued	$	- -	$3,303

B.	Transactions

	Description of the transactions	Year Ended December 31,
		2012	2011	2010
Sales	Sales to a limited partnership	$431	$268	$200
Cost of revenues	Purchase of services and goods from related parties of TIC	$2,853	$2,658	$2,551
Financing expenses	Interest on Debentures Series B held by TIC	$--	$180	$161
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$238	$165	$136
Other expense (income), net	Equity loss (profit) in a limited partnership	$(184)	$214	$(51)