Form 20-F/A
period 2012-12-31
TOWER SEMICONDUCTOR LTD
filed 2014-02-03
CIK 928876

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

Yes ☐    No ☒

(iii)

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013, to include a revised report of Brightman Almagor Zohar &Co., the Company’s public registered independent accounting firm, which contains a reference to the consolidated statements of comprehensive loss included in this Annual Report.  No other change has been made to the consolidated financial statements. We have included additional disclosure at the end of Item 5 B.

Since the rules of the Securities and Exchange Commission require that any Item of Form 20-F which is being amended must be filed in its entirety, this Amendment also includes Items 5, 8, 18 and 19 of our 20-F in their entirety. Except as described above, no change has been made to such Items or to any other portion of the Annual Report on Form 20-F as filed on April 30, 2013. The filing of this Amendment does not, and does not purport to, otherwise amend, update or restate the information in the Annual Report on Form 20-F as filed on April 30, 2013 or reflect any events that have occurred after such date.

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

Under the supply agreement, Micron is committed to purchase certain minimum volumes, with periodic reductions through expiration of the agreement in June 2014. The agreement contains periodic downward scaling of quantities to be shipped to Micron, which are expected to cause our revenues from sales to Micron to decline from their 2012 level of 42% of total revenue, to approximately 25% of our revenues in 2013 and below 10% in 2014 and onwards. We are endeavoring to adjust to the scheduled expiration of the agreement by introducing new customers and products to the Nishiwaki Fab. While we have succeeded in attracting some new customers and are continuing discussions with other potential customers, the process of qualifying new products, processes and customers in the semiconductor foundry business can be lengthy, complicated and has lasted longer than originally expected.  We have also been engaged in discussions with Micron regarding a possible continued supply relationship; however, no agreement or understanding has been reached.  There is no assurance that these efforts will result in attracting a sufficient number of products, processes or customers to the Nishiwaki Fab to avoid material adverse consequences to our results of operations.

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

4.25         Equity Convertible Capital Note, dated January 31. 2013, issued to bank Leumi Le-Israel B.M (filed with the original filing of this Form 20-F).

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

4.36         Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.37         Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4. 38        Convertible Capital Notes, dated October 29, 2012, issued to Bank Hapoalim B.M (filed with the original filing of this Form 20-F).

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

8.1         List of Subsidiaries (filed with the original filing of this Form 20-F).

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

#12.2       Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1       Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2       Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1       Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

101        The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language) was filed with the original filing of this Form 20-F:

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

#Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused  and authorized the undersigned to sign this Amendment No.1 to its Annual Report to be signed on its behalf.

TOWER SEMICONDUCTOR LTD.
By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

February 3,  2014

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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