Form 20-F
period 2013-12-31
TOWER SEMICONDUCTOR LTD
filed 2014-05-14
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013                                                                           Commission File number: 0-24790
_______________________________________________

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
___ __________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,869,150 Ordinary Shares.

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

Yes ☐   No ☒

FORWARD LOOKING STATEMENTS

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking”.  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in “Item 3.  Key Information-Risk Factors”.

------------

EXPLANATORY INFORMATION

 All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

 On September 19, 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly-owned subsidiary of Tower Semiconductor Ltd. (“Tower”). Jazz Technologies, Jazz Semiconductor and its wholly-owned subsidiaries are collectively referred to as “Jazz” in this report.

On June 3, 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology, Inc. ("Micron") which we hold through our wholly-owned Japanese subsidiary, TowerJazz Japan, Ltd. (“TJP”). In 2014, we decided to cease the operations of the facility in Nishiwaki in the course of a restructuring of our activities and business in Japan.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSC”) a newly established company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”) who is our partner in the newly established company.

Our consolidated statements included in this annual report include the results and balances of these companies (except for TPSC which did not exist as of December 31, 2013), from the applicable merger and acquisition dates.

(ii)

As used in this annual report “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operates in Nishiwaki City, Hyogo, Japan.  “Arai E” means the semiconductor fabrication facility TPSC operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSC operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSC operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan.

As used in this annual report as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and consolidated subsidiaries.

------------

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers, with respect to Fab 2, Fab 3, Fab 4, Arai E and Tonami CD capacity are to 200-mm wafers and with respect to Uozu E are to 300-mm wafers.

------------

JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor, Inc. in the U.S.

(iii)

(iv)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013, 2012 and 2011 has been derived from, and should be read in conjunction with, our consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009 has been derived from our audited financial statements for those years not included in this annual report.

Our consolidated financial statements include Jazz’s results commencing September 19, 2008 and TJP’s results commencing June 3, 2011, and our consolidated balance sheets include Jazz's balances for December 31, 2008 and on and TJP’s balances for December 31, 2011 and on. Our consolidated financial statements as of December 31, 2013 do not include TPSC’s financial statements since we acquired our 51% stake in TPSC after such date.

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$505,009	$638,831	$611,023	$509,262	$298,812
Cost of revenues	476,900	560,046	526,198	402,077	325,310
Gross profit (loss)	28,109	78,785	84,825	107,185	(26,498)
Research and development	33,064	31,093	24,886	23,876	23,375
Marketing, general and administrative	42,916	44,413	48,239	39,986	31,943
Acquisition related and reorganization costs	--	5,789	1,493	--	--
Amortization related to a lease agreement early termination	7,464	--	--	--	--

Operating profit (loss)	(55,335)	(2,510)	10,207	43,323	(81,816)
Interest expenses, net	(32,971)	(31,808)	(27,797)	(26,406)	(24,205)
Other finance expenses, net	(27,838)	(27,583)	(12,505)	(46,519)	(21,505)
Gain from acquisition	--	--	19,467	--	--
Other income (expense), net	(904)	(1,042)	13,460	65	2,045
Income (loss) before income tax expenses	(117,048)	(62,943)	2,832	(29,537)	(125,481)
Income tax benefit (expense)	(9,388)	(7,326)	(21,362)	(12,830)	5,022
Loss for the year	$(107,660)	$(70,269)	$(18,530)	$(42,367)	$(120,459)
Basic loss per ordinary share	$(2.72)	$(3.17)	$(0.90)	$(2.63)	$(10.34)
Other Financial Data:
Depreciation and amortization	$164,824	$173,585	$162,679	$143,023	$143,404

	As of December 31,
	2013	2012	2011	2010	2009
	(in thousands of US dollars, except share data which is in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$122,871	$133,398	$101,149	$198,382	$81,795
Working capital	150,498	128,787	35,830	72,053	70,113
Total assets	705,887	814,241	857,221	801,728	650,837
Short-term bank debt and current maturities of debentures and bank loans	36,441	49,923	48,255	122,179	7,000
Loan from banks, net of current maturities	108,739	94,922	103,845	111,882	187,606
Debentures, net of current maturities	208,146	193,962	197,765	247,598	241,207
Shareholders’ equity	141,248	220,025	174,703	117,782	56,014
Weighted average number of ordinary shares outstanding during any year	39,633	22,173	20,649	16,086	11,653
Number of shares outstanding as of December 31 of any year	47,869	22,312	21,219	17,703	13,264

Risk Factors

Our business faces many risks. Any of the risks discussed below could have a material impact on our business, financial condition and operating results.

Risks Affecting Our Business

We have a large amount of debt and other liabilities, and our business and financial position may be adversely affected if we will not be able to timely fulfill our debt obligations and other liabilities.

We have a large amount of debt and other liabilities, primarily due in 2015 and 2016. As of March 31, 2014, Tower had (i) approximately $126 million of outstanding secured bank loans to be repaid in quarterly installments between June 2014 through June 2016, totaling $25 million in 2014, $70 million in 2015 and $31 million in 2016, (ii) approximately $20 million of unsecured outstanding debentures to be repaid between December 2014 and December 2016, and (iii) approximately $231 million of unsecured outstanding debentures, convertible into our ordinary shares, 50% of which are payable in December 2015 and the remainder in December 2016, unless earlier converted into our ordinary shares. As of March 31, 2014, Jazz had (i) approximately $19 million of outstanding borrowings under its up to $70 million Wells Fargo credit line due December 2018, (ii) approximately $49 million of outstanding debentures due June 2015; and (iii) approximately $58 million of outstanding debentures, convertible into our ordinary shares, payable in December 2018, unless converted earlier. As of March 31, 2014, TPSC has loans amounting to 8.8 billion Japanese Yen (approximately $85 million) provided by Panasonic, see item 5.D.Trend Information. Carrying such a large amount of debt and other liabilities may have significant negative consequences on our business, including:

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations, which may increase our net loss or reduce our net profits; and/or

•	enforcement by the banks and other financing entities of their liens against Tower, Jazz or TJP’s respective assets, as applicable at the occurrence of an event of default.

•	limiting our ability to fulfill our debt obligations and other liabilities.

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from operating activities, we continue to explore measures to obtain funds from additional sources including debt and/ or equity restructuring and/ or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to cover our ongoing fixed costs, capital expenditure costs and other liabilities and obligations, fully or partially repay our short term and long term debt in a timely manner and fund our growth plans and working capital needs.

Our success as a leading specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions which involves various risks.  There is no assurance that we will be successful in executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully operating TPSC and integrating our foundry business opportunities  into TPSC fabs.

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

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing and consummating such acquisitions, loading the Company's facilities and integrating them into our business.

We cannot assure you that we will be successful in expanding our business, attracting new customers in our current fabs and increasing our market presence. Further, we cannot assure that we will find and successfully execute such acquisitions or that they will achieve the expected synergies. With respect to our acquisition of the 51% equity stake in TPSC in March 2014, we may fail to successfully transfer and ramp up new foundry business into TPSC fabs. Achieving the anticipated benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating that business into our existing business. The integration will also require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, supplier, customer, employee, union and/or governmental relationships that may adversely affect our ability to achieve the anticipated benefits of the acquisition.

Furthermore, terms of our existing indebtedness may prohibit or limit our ability to (i) engage in certain acquisitions or (ii) support prior acquisitions and their integration into our business.

Our reliance on acquisitions as a means of growth involves risks that could adversely affect our future revenues and operating results. For example:

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

 Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt service obligations under our short-term and long-term liabilities; and

•	our ability to fulfill our obligations and meet performance milestones under our facility agreement and foundry agreements.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower’s business and financial position may be adversely affected.

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

Israeli banking regulations may impose restrictions on the total debt that Tower may borrow from Israeli banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that Israeli banks may lend to borrowers or groups of borrowers, hence restricting the ability of Tower to receive loans from certain Israeli banks, considering all Israeli bank’s outstanding loans to the group. Should Tower's existing lender banks exceed these limitations, their ability to lend additional money to Tower in the future, if Tower would be interested in receiving such loan, would be limited and they may ask Tower to repay some or all of its $126 million outstanding borrowings, which  may have a material adverse effect on Tower’s business and financial condition.

Our acquisition of a majority stake in TPSC involves risks that may adversely affect our future financial performance and position.

Our recent acquisition of a majority stake in TPSC involves known and unknown risks that may adversely affect our future financial performance and position, including:

•	Failure to successfully integrate TPSC in accordance with our business strategy;

•
Historically, TPSC’s fabs solely manufactured Panasonic Corporation’s and its customers’ products.  TPSC intends to bring various process technologies to its fabs to enable the manufacture of a wide range of products at these facilities for a broad range of customers.  This requires significant capital expenditures and on-site qualification of technologies.  There is no assurance that TPSC will be successful in expanding its customer base in a timely manner in order to cover its manufacturing, operating and technology ramp costs.  In the event that TPSC is unable to generate sufficient additional revenues from third party customers, we may not meet our future revenue expectations.

•
The establishment of TPSC involves a major change of control event in the fabrication facilities that were transferred by Panasonic Corporation to TPSC including the transfer of employees to a new employer (TPSC) controlled by Tower. There is no assurance that a sufficient number of employees will accept the offer to transfer to TPSC in order for TPSC to possess the required knowledge and experience to carry out its business plan and comply with its manufacturing and service commitments. If TPSC fails to execute its business plan, our financial results may be adversely affected.

The planned cessation of Fab 4 operations in the course of restructuring our activities and business in Japan involves risks that may impact negatively our business and financial results.

In 2014, we decided to cease the operations of Fab 4 in the course of restructuring our activities and business in Japan. In connection with the restructuring, we expect a termination of certain agreements, sale of Fab 4 assets and a comprehensive reduction in the work force. In accordance with GAAP we will have to reflect in our 2014 financial statements TJP’s assets and liabilities at their recovery and fair values, considering, among others, expected cash receipt from the sale of its assets and forecasted liabilities values (including termination costs), and as a result we may incur a significant non-cash expense item in our statement of operations for the first quarter of 2014 to reflect the net effect of the above under GAAP, which amount may be revised upwards or downwards at the following periods once the process of selling assets and negotiating liabilities progresses. In addition, we are making a concerted effort to move certain current customers and products from Fab 4 to our other fabrication facilities. Such measures and process may trigger unexpected claims and demands from employees, labor union, suppliers, customers or other third parties, which could affect the ongoing operations and the manufacture of customer products until operations are ceased. If TJP does not receive sufficient funds from the sale of its assets or is unable to settle such claims amicably, it may fail to manufacture all of its orders until its cessation date and/or pay a portion or all of its employee and other obligations and liabilities, which may impact our financial projections, business, reputation and financial results negatively, including specifically our future business in Japan and our ability to attract customers.

Failure to comply with the terms of the Israeli Investment Center regulations and the criteria set forth in the certificates of approval may subject us to significant penalties by the Investment Center.

In 2011, we received an official approval certificate (“ktav ishur”) from the Israeli investment center (“Investment Center”), a governmental agency, for our expansion program pursuant  to which we have received approximately $36 million to date for investments made commencing 2006 and through 2012.  Final investments report was filed and pending final approval of the Investment Center. Under our previous program approved in December 2000, we received $165 million of grants for capital expenditure investments made during the years 2001 through 2005. This plan was completed and approved by the Investment Center.

Eligibility for the above grants is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event we breach the various conditions and terms related thereto, we may be exposed to significant penalties by the Investment Center, up to the amounts we received plus interest and certain inflation adjustments.  In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets. These liens secure the Investment Center against a breach by us of the terms of the investments grant program.

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity.

We have committed a portion of our capacity for future orders from some customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity in a timely manner, our financial results may be adversely affected.

We may be required to incur additional indebtedness.

Although Tower and Jazz are limited by the covenants in their respective loan facilities, Tower and/or Jazz could find themselves in a position in which they may be required to take on additional indebtedness in order to fund their operations, which would increase the amount of our outstanding indebtedness.  Any additional indebtedness may increase the risks associated with servicing our indebtedness as described above.

A global recession, unfavorable economic conditions and/or credit crisis may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

A downturn or a weakness in the semiconductor industry and/or in the global economy and/or in the Company's customer base and/or customers' products base, may adversely affect the Company’s ability to maintain its customers' existing demand for products, attract new customers and new business to its current fabs, increase the utilization rates in its manufacturing facilities and maintain them at a high level that would suffice to cover its substantial fixed costs, maintain commercial relationships with its customers, suppliers, and creditors, including its lenders, continue its capacity growth, and improve the Company’s future financial results and position, including its ability to raise funds in the capital markets,  and fulfill its debt obligations and other liabilities, including refinancing its debt and other liabilities and/or pay them in a timely manner, comprised mainly of bank’ loans and debentures. There is no assurance that such downturn will not occur. The effects of such a downturn may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers.

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

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from the number of wafers forecasted to be ordered, our operating results, financial condition and ability to maintain our operations may be adversely affected.

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

As is common in our industry, a large portion of our total costs is comprised of fixed costs associated mainly with our manufacturing facilities and we have a history of operating losses. Our business may be adversely affected if we are unable to operate our facilities at high enough utilization rates sufficient to reach revenue levels that would cover our fixed costs, reduce our losses and allow us to be profitable.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, associated mainly with our manufacturing facilities, while our variable costs are relatively small. Therefore, during periods when our fabrications manufacture at high utilization rates, we are able to cover our  costs.  However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs and remain constant, irrespective of the fact that less wafers were manufactured. In addition, depreciation costs in our industry are high, which has resulted in our operating at a GAAP loss for the last number of years. If customer demand for our products does not increase, we may not be able to operate our facilities consistently at high utilization rates, which  may not enable us to fully cover all of our costs, achieve and maintain operating profits or achieve net profits.  In addition, we may be unable to generate enough cash from operations that would cover our fixed costs, capital expenditures, liabilities and debt payments as well as reduce our losses. We cannot assure that we will be profitable on a quarterly or annual basis in the future.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received significantly differ from our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity which may adversely affect our operating results, financial condition and ability to maintain our operations.  In addition to the revenue loss, we may have difficulty adjusting our costs to align with the lower revenue since a large portion of our cost is fixed costs as common in our industry, which could harm our financial results.

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A decrease in demand for, or selling prices of, products that contain semiconductors may decrease the demand for our services and products and reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other electronic devices. Any significant decrease in the demand for these devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other electronic devices decline significantly, we may be pressured to further reduce our selling prices, which may reduce our revenues and may reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business and profitability may suffer.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing the integrated circuits that we manufacture must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, under-utilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, such as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may affect our ability to raise funds and/or restructure and/or re-finance our debt and/or service our other liabilities.

If Tower fails to comply with the terms of an agreement under which Tower has to provide a turn-key solution for the upgrade of a fabrication facility, Tower’s financial condition may be affected.

In 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The total agreement value is approximately $130 million of which approximately $123 million was received as of December 31, 2013.

Payments are based on performance of milestones and delivery of the deliverables such as, delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.  If we fail to meet our remaining obligations under this agreement, we may face claims for liability or indemnification which may have a material effect on our financial condition and may not be able to collect the remaining outstanding balance under this Agreement.

If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, could seriously harm our financial results, revenue and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2013, we had three customers that contributed between 7% to 27% of our revenues. During the year ended December 31, 2012, we had two customers that contributed between 6% to 43% of our revenues. During the year ended December 31, 2011, we had four customers that contributed between 5% to 32% of our revenues. The loss of any one of these customers, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, may materially negatively impact our overall business and our consolidated financial position and financial results.

Micron Technology, Inc. which has been a significant customer of TJP, comprising 27% of our revenue in 2013, is committed from 2011 to purchase certain minimum material amount of products, with periodic reductions through expiration of the agreement in June 2014. Micron has utilized a major percentage of the Nishiwaki Fab under this contract, which has covered the fixed costs and certain other additional costs through the term of the agreement. However, Micron is not committed to utilize Fab 4 beyond the second quarter of 2014 and since its forecasts are decreasing thereafter, we believe that considering the cessation of the operations of Fab 4 in the course of the restructuring of our activities and business in Japan, Micron’s purchases will comprise less than 10% of our revenues in 2014, and no revenue will be attributed to Micron in 2015.

Panasonic Corporation is going to be a significant customer of TPSC at least during its initial years of operation and is expected to comprise major portion of its revenue for at least the coming two years. For these two years, our ability to successfully operate TPSC is essentially dependent on Panasonic Corporation ordering a sufficient number of wafers and manufacturing services from TPSC. We already began discussions with some potential foundry customers to initiate manufacturing at TPSC, and TPSC shall start manufacturing as soon as final agreement is reached with such potential foundry customers. However, such process may take more than two years to reach the mass production stage, as customary in our industry.  Failure to receive sufficient amount of revenue from Panasonic may significantly jeopardize TPSC and our plans and negatively harm our financial results.

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

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all, or if we are unable to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

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

In addition, some semiconductor companies have advanced their CMOS designs to 65 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity;

•	geographically diversified and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

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

Should these problems repeat, we may suffer delays in delivery and/or loss of reputation, business and revenues. Any of these problems could seriously harm our operating results and financial condition and ability to maintain our operations.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial condition.

Our exposure to inflation and currency exchange and interest rate fluctuations may increase our cost of operations.

Of our revenues for the year ended December 31, 2013, 27% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).  Of our revenues for the year ended December 31, 2012, 43% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).  Our financing and investing activities and our expenses and costs are denominated in USD, New Israeli Shekels (NIS), JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

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

As of December 31, 2013, we held 215 patents in force. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will at all times enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel,  in Jazz’s production processes in California and in TJP’s and TPSC’s facilities in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, there is a risk of environmental liability which may result if decommissioning and sale of Fab 4’s assets in the course of ceasing its operations is not done in compliance with applicable environmental regulations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. TPSC’s fabs are located in Japan in a location where natural disaster events such as earthquakes and snow storms occasionally occur, which may lead to fire in the fabs or other material damage. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

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

We depend on the continued services of our senior executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel due to resignation, medical absence, illness or other reasons, and we cannot find and integrate adequate replacement personnel into our senior management, business or operations in a timely manner. In particular, with respect to the recently acquired TPSC fabs, employees are in the process of being transferred from Panasonic Corporation and therefore there is a risk that we may not be able to retain the services of some of these key personnel, as the employees’ consent is required and may be cancelled at their discretion under applicable laws of Japan. In such case, there is no assurance that we will be able to find and adequately integrate replacement personnel into the operations at TPSC in a timely manner.  We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business may not be successful if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard CMOS processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers choose not to access independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard CMOS processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business, results of operations and cash flow may be harmed.

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

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S., Israeli and/or Japanese export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates, could materially harm our business by reducing our sales, requiring modifications to processes that we license to foreign third parties, or requiring modifications that may be too extensive to the products of our customers. Our business may be adversely affected if less stringent governmental controls are imposed on our foreign competitors’ processes or their customers’ products, thereby making our foreign competitors more competitive in the global market.

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

Our production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. Fab 4, as well as the TPSC Fabs are located in Japan, which is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of a major earthquake, and any resulting damage could seriously disrupt production and result in reduced revenues. In addition, we have no insurance coverage which may compensate us for losses that may be incurred in Fab 3, Fab 4 and the TPSC Fabs as a result of earthquakes, and any such losses or damages incurred by us may have a material adverse effect on our business.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. The SEC adopted annual disclosure and reporting requirements with respect to use of conflict minerals mined from the DRC and adjoining countries in their products.. There may also be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required from our vendors. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there can be  no guarantee  that we will continue to be able to obtain adequate supplies of materials needed for our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3.

Jazz leases its fabrication facilities and headquarters under lease contracts that may be extended until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. In 2010, the properties which Jazz leases for its fabrication facilities and headquarters were sold to a real estate investment firm based in Irvine, California.   In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2027 as described above.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations.  Although Jazz does not anticipate a material adverse impact to its operations, it is possible that construction activities adjacent to Jazz’s fabrication facility could result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which could adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, could result in a loss of wafers in production, deterioration in Fab 3’s yield and substantial downtime to reset equipment before resuming production. In relation to the amendment to the lease contract, Jazz may incur substantial costs in order to reach required noise mitigation which may affect our results.

Risks Related to Our Securities

Tower's outstanding debentures are subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s notes are subordinated to Jazz's secured indebtedness to its bank.

Tower's outstanding debentures are subordinated to (i) approximately $131 million in the aggregate payable to the banks as of December 31, 2013 under Tower’s amended facility agreement and (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor under the Investment Center’s “Approved Enterprise” program in relation to Fab 2. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. In addition, Jazz's notes are subordinated to approximately $19 million payable in regard to Jazz's secured bank loans as of December 31, 2013. As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

Tower’s stock market price and Tower’s debentures’ traded price may be volatile in the future. Fluctuations in the market price of our traded securities may significantly affect our reported GAAP non-cash financing expenses and our ability to issue new securities.

The shares stock market and the Israeli convertibles debentures and straight bonds markets in general, have experienced volatility that often has been unrelated to the operating performance of the related companies. The stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the market price of Tower’s equity and debt securities  regardless of Tower’s actual operating performance.

In addition, it is possible that Tower’s operating results may be below the expectations of public market analysts and investors, in which case, the price of Tower’s securities may underperform or fall.

Fluctuations in price of Tower's equity and debt securities may impact our financial results as such factors serve as inputs in our fair value measurement of financial instruments, as well as certain embedded features, which are presented at fair value under prevailing accounting standards.

Fluctuation in the market price of such securities or of our share price may cause a significant fluctuation in our reported GAAP non-cash financing expenses, which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, our reported net profit or loss and our reported earnings or losses per share, and may cause our gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into shareholders’ equity, or a combination thereof.

Such adverse fluctuations in the market  price of our equity and debt securities may also  result in difficulties in our ability to issue new securities to finance our growth plans,  obligations and liabilities.

Market sales of large amounts of Tower’s shares or securities or conversion or exercise of a material portion of securities into shares or issuance of new ordinary shares, or even the perception that such may occur, may depress the market price of Tower’s shares, impair our ability to raise future capital through the sale of Tower securities and limit our ability to fund our growth plans, long-term debt and other liabilities, which may have adverse effects on our business and financial position.

Market sales of large amounts of Tower’s shares or securities, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares. The majority of Tower’s outstanding ordinary shares as of March 31, 2014 are held by non-affiliates and are freely tradable under US securities laws.  The balance is held by the Israel Corporation, our major shareholder. Some of these shares are, or may be, registered for resale and therefore are, or could be, freely tradable under US securities laws, and the balance are eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition, as described below, a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible debentures.

Market sales of large amounts of Tower’s shares or securities, or a conversion or exercise of a material portion of such convertible securities, or issuance of new ordinary shares, or even the perception that such sales, conversions, exercises or issuances may occur could depress the market price of Tower ordinary shares and may impair our ability to raise capital through the sale of Tower securities and limit our ability to fund our growth plans, long-term debt and other liabilities, which may have adverse effects on our business and financial position.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation or any SEC filing requirement may adversely affect our financial position.

We are subject to the reporting and filing requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares and our ability to access the capital markets. In addition, we are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers the company, see also item 10–Additional Information -- Documents on Display.  Failure by us to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder may result in filing or other deficiency and negatively impact the market price of our shares and our ability to access the capital markets, thereby adversely affecting our financial position.

Risks Related to Our Operations in Israel
Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, Israel has been and is subject to armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab 1 and Fab 2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption to our manufacturing in Israel if acts associated with this conflict result in any serious damage to said manufacturing facilities.  In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us could have a material adverse effect on our business.

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

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

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

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan ("Fab 4") from Micron. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. ("TJP"). Fab 4 supports geometries ranging from 0.13 to 0.095-micron to manufacture DRAM as well as CMOS and CMOS image sensor products.  In 2014, we decided to cease the operations of Fab 4 in the course of restructuring our  activities and business in Japan.

In December 2013, we signed a formation agreement with Panasonic and in March  2014 we closed a definitive transaction with Panasonic to create a new company to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku Japan. Pursuant to the transaction, Panasonic formed a new company called TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSC”) and transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSC, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSC.  As part of the transaction, we purchased 51% of the shares of TPSC from Panasonic. For more details please see Item 5.D. Trend Information.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at  2570 North First Street, Suite 480 San Jose, CA  95131.

For more information about us, go to www.towerjazz.com. Information on our web site is not incorporated by reference in this annual report.

B.	BUSINESS OVERVIEW

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

Foundries also offer competitive customer service through design, testing, and other technical services.

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

We manufacture using specialty process technologies, mostly based on CMOS process platforms with added features to enable special and unique functionality, improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers that use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the implementation of its applicable process technology. The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. In addition, the relatively small engineering community with specialty process expertise and the significant investment required for development or transfer and maintenance of specialty process technologies has limited the number of foundries capable of offering specialty process technologies.  We believe that our specialized process technologies combined with design enablement capabilities distinguish our IC manufacturing services and attract industry-leading customers.

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

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last twenty years.  We have built strong relationships with customers, who continue to use our services, even as their demands evolve to smaller form factors and new applications.  Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market of our customers’ next-generation products has enabled us to maintain a high customer retention rate and increase the number of new customers and new products for production.

We derived a very significant amount of our revenues for the year ended December 31, 2013 from our target specialized markets: CMOS image sensors, wireless communication, RF SiGe, high performance analog and power ICs.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: CMOS image sensors (CIS), advanced analog CMOS, radio frequency CMOS (RF CMOS), radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) and power LDMOS.

In November 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. We have received approximately 95% of the agreed consideration and are working on performing the final milestones and delivery of the remaining deliverables.

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

Specifically, our CIS portfolio includes pixels ranging from 2.2 micron up to 150 micron, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three dimensional sensors markets. Our advanced photo diode (APD) technology used in CMOS image sensors enables improved optical and electrical performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of very sophisticated and high performance camera module solutions.

For the X-ray market, we offer our innovative patented “stitching” technology on 0.18-micron process and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  These pixels are used by our customers in dental and other medical X-ray products. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology is also used by us in the manufacturing of large sensors (up to one die per wafer) on 8” wafers and high end large format sensors with special pixels that we have developed specifically for this market.

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

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies and are well suited for wireless semiconductors, such as highly integrated wireless transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron and 0.13 micron.

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

Power and Power Management ICs

Our power technologies are generally divided into a low-voltage BCD offering and a 700V ultra-high voltage offering. Our low-voltage BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron. We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node with advanced isolation options that allow our customers to design high performance products as well as products with high levels of integration.

Our 700V ultra-high voltage platform supports the fast growing LED lighting market as well as serving the more established AC adaptor and motor driver markets.

In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management devices on our 0.18 micron platform. We have released several Y-flash based modules to our customers which have been integrated into their products.

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

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to aggressively expand our global customer base.  We have marketing and sales support personnel in the United States, Korea, Taiwan, Japan, China and Israel. We appointed country managers in Korea and China. Our marketing and sales staff is supported by independent sales representatives, located in Europe, United States and Japan, who have been selected based on their experience in and understanding of the semiconductor marketplace.

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

The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders. During the year ended December 31, 2013, we had three significant customers that contributed between 7% to 27% of our revenues. During the year ended December 31, 2012, we had two significant customers that contributed between 6% to 43% of our revenues. In 2011, we had four significant customers that contributed between 5% to 32% of our revenues.

The percentage of our revenues from customers located outside the United States was 22%, 19% and 23% in the years ended December 31, 2011, 2012 and 2013, respectively. Although most of our revenues are from US-based customers, we expect a substantial portion of our revenues to continue to come from customers located outside the United States. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2013	2012	2011
United States	77%	81%	78%
Asia	16%	14%	17%
Europe	7%	5%	5%
Total	100%	100%	100%

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

We publish press releases, articles, technology journals, white papers, perform presentations, participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and attend and exhibit at various industry trade shows to promote our products, technology offering and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis and publicly release any such information that we deem material or important to disclose and as required by law.

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

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing. They each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We compete most directly in the specialty segment with foundries such as Vanguard Semiconductor, DongBu, X-Fab, ASMC, HHGrace. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM, ST and Samsung, that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to companies involved in the design of ICs and to the Asian customer base.  The principal elements of competition in the wafer foundry market are:

•	technical competency;

•	production quality;

•	time-to-market and manufacturing cycle time;

•	available capacity;

•	device yields;

•	design and customer support services;

•	access to intellectual property;

•	price;

•	management expertise;

•	strategic relationships;

•	research and development capabilities; and

•	stability and reliability of supply in order to be a trusted supplier.

Many of our competitors have greater manufacturing capacity, geographically diverse manufacturing facilities, longer or more established relationships with their customers, a more diverse customer base, superior research and development capability, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

We seek to compete primarily on the basis of advanced specialty technology, R&D, breadth of process offering, production quality, technical support and our design, engineering and manufacturing services.  We have a differentiated service offering and proven track record in specialized markets, which enables us to effectively compete with larger foundry service providers.

 Some semiconductor companies have advanced their CMOS designs to 90 and 35 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

Circuit Design.  IC production begins when a fabless IC company or IDM designs (or engages a third party or us) the layout of a device’s components and designates the interconnections between each component.  The result is a pattern of components and connections that defines the function of the IC.  In highly complex circuits, there may be more than 43 layers of electronic patterns.  After the IC design is complete, we provide these companies with IC manufacturing services.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the Israeli Office of the Chief Scientist (“OCS”). Accordingly, Tower is subject to restrictions set forth in Israeli law which limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with OCS funding. In addition, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, US and other foreign export regulations as may be applicable.

Our research and development activities seek to upgrade and improve our manufacturing technologies and processes. We maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. A substantial portion of our research and development activities are undertaken in cooperation with our customers and equipment vendors. Due to the rapid changes in technology that characterize the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications.

Research and development expenses for the years ended December 31, 2011, 2012 and 2013 were $24.9 million, $31.1 million and $33.1 million, net of government participation of $2.4 million, $1.8 million and $0.4 million, respectively. As of December 31, 2013, we employed 193 professionals in our research and development departments, 37 of whom have PhDs.  In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, in Newport Beach, California and in Nishiwaki, Japan, we maintain a design center in Netanya, Israel and in Hokuriku Japan under TPSC.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2013, we held 216 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, and others, under which we have obtained rights to additional technologies and intellectual property.

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

Under the newly established company with Panasonic, Panasonic will license certain technologies to TPSC in order to utilize certain Panasonic process technologies for the manufacture of products for Panasonic and third party foundry customers. TPSC may, in certain circumstances, sub-license such technology to Tower or other third parties for payment of royalties.  The term of the agreement is five years ending in March 2019 after which the parties will discuss extending or renewing the agreement.

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources in defending these claims.

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

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc., Mentor Graphics Corp., and other suppliers of electronic design automation tools, and also licensed standard cells, I\O and memory technologies from ARM, Synopsys, Inc., and other leading providers of physical intellectual property components for the design and manufacture of ICs. Through these relationships, we provide our customers with the ability to simulate the behavior of their design in our processes using standard electronic design automation, or EDA tools.

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design support. At the initial design stage, our customers’ internal design teams use the proprietary design kits that we have developed to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. These design kits, which collectively comprise our design library and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment to our manufacturing process before actually manufacturing the semiconductor. Our engineers, who have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities.  Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive advantage when implementing designs that reach the boundaries of technology.  In addition, our IP and engineering services can assist and relieve some of our customers' issues, providing the specific skills and expertise critical for successful implementation of our customers’ design on our manufacturing process.

We believe that our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represent one of our competitive strengths.

Special Security Agreement with DSS

In connection with Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Tower and Jazz have worked with the Defense Security Service of the United States Department of Defense (“DSS”) to mitigate concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted foundry (“JSTF”) as a subsidiary of Jazz and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a Special Security Agreement signed with DSS.

C.	ORGANIZATIONAL STRUCTURE

The legal name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993.  Tower directly operates our Fab 1 and Fab 2 facilities in Israel.   Tower’s wholly-owned subsidiary, Jazz Technologies, Inc. owns all of the shares of Jazz Semiconductor, Inc. (both of which are incorporated under the laws of the State of Delaware) which operates our Fab 3 facility. Tower’s wholly-owned subsidiary, TowerJazz Japan, Ltd. (incorporated in Japan) operates our Fab 4 facility in Japan. Tower holds a 51% equity stake in TPSC (and Panasonic Corporation holds the remaining equity of TPSC).  TPSC is incorporated under the laws of Japan and operates three fabs Arai E, Uozo E and Tonami CD located in Japan.  As announced in 2014, we have decided to cease operations of Fab 4 in the course of restructuring our activities and business in Japan.

D.	PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

In 2013, we operated four manufacturing facilities—our Fab 1 and Fab 2 facilities in Israel, our Fab 3 Jazz facility in Newport Beach, California and our Fab 4 facility in Japan. The capacity in each of our facilities at any particular time is variable and depends on the combination of the processes being used and the product mix being manufactured.  Hence, it may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area.

Capital expenditures in 2013, 2012 and 2011 were approximately $71 million, $103 million, and $132 million, respectively.

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

Fab 3

Jazz’s manufacturing facilities and headquarters, which we refer to as Fab 3, are located in Newport Beach, California. Fab 3 supports geometries ranging from 0.80 to 0.13-micron. The manufacturing facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area.

Jazz leases its fabrication facilities and headquarters under lease contracts that may be extended until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. In 2010, the properties which Jazz leases for its fabrication facilities and headquarters were sold to a real estate investment firm based in Irvine, California.  In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2027 as described above.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations.

Fab 4

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron, which we refer to as Fab 4. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. Fab 4 supports geometries ranging down to 0.11-micron using newly qualified process technologies to support customer manufacturing. In 2014, we decided to cease the operations of Fab 4 in the course of the restructuring  of our  activities  and business in Japan.

Uozu E, Tonami CD and Arai E

In March 2014, we closed a definitive transaction with Panasonic to create a new company  to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku, Japan. Pursuant to the transaction, Panasonic formed a new company called TPSC and transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSC. The fabs support geometrics ranging down to 45 nanometer.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2012 and 2013 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Advances received from customers towards future engineering services, and/or product purchases are deferred until services are rendered or products are shipped to the customer. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue. An accrual for estimated sales returns and allowances relating to specific yield or quality commitments as a reduction of revenues at the time of shipment, which is computed primarily on the basis of historical experience and specific identification of events necessitating an allowance, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect our financial position and results of operations.

Depreciation and Amortization.

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation may have a material impact on our results of operations. Depreciation and amortization expenses in 2013 amounted to $165   million. Currently, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 7 years; and (iii) technology and other intangible assets –1 to 19 years. Costs in relation to Fab 2 technologies were amortized over the expected estimated economic life of the technologies commonly used in the industry commencing on the date on which each technology was ready for its intended use. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TJP are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets might affect our depreciation and amortization expenses.

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

Impairment of Goodwill.

Goodwill is subject to an impairment test on an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit to which the goodwill is ascribed and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss. Changes in the assumptions used in calculation of the fair value of the unit may have a significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Convertible Debentures.

In accordance with ASC 470-20 “Debt with Conversion and Other Options", the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

We are required, according to ASC Topic 815 "Derivatives and Hedging" to determine whether the conversion option embedded in the convertible debt should be bifurcated and accounted for separately. Such determination is based on whether on a standalone basis such conversion option would be classified as equity. If the option can be classified as equity, no bifurcation is required. The analysis required under ASC Topic 815 involves the consideration of many factors and assumptions. Any changes in those factors or assumptions may have a significant effect on determining whether embedded derivatives are required to be bifurcated and hence may affect our results of operations.

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

Initial Adoption of New Standards

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2013-01 had no impact on our financial position or results of operations.

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

(1)
Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

(2)	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU does not change the current U.S. GAAP requirements, for either public or nonpublic entities, for financial statement reporting of comprehensive income. That is, a total for comprehensive income must be reported in either (1) a single continuous statement or (2) two separate but consecutive statements. However, public entities would also need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance had no impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11 amending requirements for the presentation of unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 requires entities to present in the financial statements an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. ASU No. 2013-11 is effective for annual and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 had no impact on our financial position or results of operations.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year Ended December 31,
	2013	2012	2011
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	94.4	87.7	86.1
Gross profit	5.6	12.3	13.9
Research and development expenses, net	6.5	4.9	4.1
Marketing, general and administrative expenses	8.5	7.0	7.9
Acquisition related and Reorganization costs	--	0.9	0.2
Amortization related to a lease agreement early termination	1.5	--	--
Operating profit (loss)	(10.9)	(0.4)	1.7
Interest expenses, net	(6.5)	(5.0)	(4.5)
Other financing expense, net	(5.5)	(4.3)	(2.0)
Gain on acquisition	--	--	3.2
Other income (expense), net	(0.2)	(0.2)	2.2
Income tax benefit (expense)	1.9	(1.1)	(3.5)
Loss for the Period	(21.2)%	(11.0)%	(3.0)%

Our consolidated financial statements include TJP results from June 3, 2011, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2013.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues. Revenue for the year ended December 31, 2013 amounted to $505.0 million, as compared to $638.8 million for the year ended December 31, 2012. This decrease in revenues was  attributed to: (i) the previously disclosed contractual decrease in the volumes of wafers manufactured in our Fab 4 in Japan under our committed volume agreement which we entered into with Micron in June 2011, resulted in periodic pre-scheduled reductions of revenue from Micron, amounted to $139.4 million lower revenue in 2013 as compared to 2012 (which trend we expect to continue due to the expiration of this contract from June 2014 and the cessation  of Fab 4 operations; See Item 5.B. “our operations in Japan”); (ii) a definitive agreement we entered in November 2009 with an Asian entity for the capacity ramp-up and upgrade of the entity’s eight inch refurbished wafer fabrication facility (see note 16D(2) to our financial statements) resulted in approximately $13.4 million lower revenue in 2013 as compared to 2012; and offset by (iii) $19.0 million increase in revenue in 2013 as compared with 2012, reflecting 5.45% year over year growth in our revenues, excluding items  (i) and (ii) detailed above, from $348.1 million to $367.0 million.

Cost of Revenues. Cost of revenues for the year ended December 31, 2013 amounted to $476.9 million, as compared to $560.0 million for the year ended December 31, 2012. The $83.1 million improvement in cost of revenues was mainly due to efficiency measures and cost reduction measures we put in place, including the workforce reduction executed during the second quarter of 2012, as well as the pre-scheduled manufacturing volume reduction from Micron described above.

Gross Profit. Gross profit for the year ended December 31, 2013 was $28.1 million, as compared to $78.8 million for the year ended December 31, 2012, a decrease of $50.7 million, resulting from the above described $133.8 million revenue decrease offset by the above described $83.1 million reduced cost of revenues.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2013 amounted to $33.1 million, as compared to $31.1 million for the year ended December 31, 2012.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2013 amounted to $42.9 million, as compared to $44.4 million for the year ended December 31, 2012.

Reorganization Costs. In 2012, the Company executed a plan of reorganization to increase the efficiency of Fab 4, including a reduction in workforce at the facility, resulting in $5.8 million of reorganization costs in the year ended December 31, 2012.

Amortization related to a lease agreement early termination. Operating expenses for the year ended December 31, 2013 included $7.5 million in non-cash amortization expenses related to an early termination of an office building lease contract.

Operating Loss. Operating loss for the year ended December 31, 2013 was $55.3 million, as compared to $2.5 million operating loss for the year ended December 31, 2012, resulting mainly from the above described decrease of $50.7 million in gross profit.

Interest Expenses, Net. Interest expenses, net for the year ended December 31, 2013 were $33.0 million compared to interest expenses, net of $31.8 million for the year ended December 31, 2012.

Other Financing Expenses, Net. Other financing expenses, net for the year ended December 31, 2013 were $27.8 million compared to other financing expenses, net of $27.6 million for the year ended December 31, 2012. Financing expenses, net composition is described in details in Note 19B to the consolidated financial statements as of December 31, 2013.

Income Tax Benefit. Income tax benefit resulting from some portions of the losses before taxes, amounted to $9.4 million in the year ended December 31, 2013 as compared to $7.3 million income tax expense for the year ended December 31, 2012.

Loss. Loss for the year ended December 31, 2013 was $107.7 million as compared to $70.3 million for the year ended December 31, 2012. The increase in the net loss was mainly due to the $52.8 million increase in operating loss offset partially by the increase in the income tax benefit as described above.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues. Revenue for the year ended December 31, 2012 amounted to $638.8 million compared to $611.0 million for the year ended December 31, 2011. This increase in revenues was mainly due to higher average selling prices of approximately 10%, offset by (i) 3% lower volume of wafers manufactured by us and shipped to our customers; and by (ii) a reduction of $28 million in revenues relating to the agreement with the Asian entity, as detailed in Notes 2K and 16D (2) to the annual consolidated financial statements for the year ended December 31, 2013.

Cost of Revenues. Cost of revenues for the year ended December 31, 2012 amounted to $560.0 million, as compared to $526.2 million for the year ended December 31, 2011. The $34 million increase in cost of revenues was mainly due to the inclusion of TJP’s cost of revenue for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011. Cost of revenues for the year ended December 31, 2011 included a one-time reduction of depreciation expenses resulting from the grants approval by the Investment Center (see Note 8B to the consolidated financial statements for the year ended December 31, 2013).

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

Acquisition Related and Reorganization Costs. In 2012, the Company executed a plan of reorganization to increase TJP’s efficiency, including a reduction in the number of employees, resulting in $5.8 million of reorganization costs in the year ended December 31 2012. Acquisition related costs in the year ended December 31, 2011 amounted to $1.5 million.

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

Other Financing Expenses, Net. Other financing expenses, net for the year ended December 31, 2012 were $27.6 million compared to other financing expenses, net of $12.5 million for the year ended December 31, 2011. The increase in financing expenses, net is described in details in Note 19 to the consolidated financial statements as of December 31, 2013.

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

Impact of Inflation and Currency Fluctuations

 The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2013, the exchange rate of the US Dollar in relation to the NIS decreased by 7.0% and the Israeli Consumer Price Index (“CPI”) increased by 1.8% (during the year ended December 31, 2012, there was a decrease of 2.3% in the exchange rate of the US Dollar in relation to the NIS and an increase of 1.6% in the CPI).

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar. During the year ended December 31, 2013, the exchange rate of the US Dollar in relation to the JPY increased by 21.8% (during the year ended December 31, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 11.2%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollar, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollar, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

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

As of December 31, 2013, we had an aggregate amount of $122.9 million in cash, cash equivalents and interest bearing deposits, as compared to $133.4 million of cash and cash equivalents as of December 31, 2012. Both figures include $10 million of designated deposits.

During the year ended December 31, 2013, we generated $75 million from operating activities excluding $33 million interest payments and raised approximately $39 million, net, from the 2013 Rights Offering (for further details see also Note 17H to the consolidated financial statements for the year ended December 31, 2013). These cash sources were offset by the investments we made in fixed assets during the year ended December 31, 2013, which aggregated to approximately $82 million, net and the repayment of debenture principal payment in the amount of $6.5 million.

The Company, as an independent semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns, including through acquiring additional manufacturing facilities. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices, as well as to underutilization of manufacturing facilities that as a result are unable to cover their fixed costs and other liabilities, potentially leading to such facilities to cease their operations. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may affect our ability to raise funds and/or re-structure and/or re-finance our debt. This may harm our financial results, financial position and business, unless we are able to take appropriate or effective actions in a timely manner in order to serve our debt and other liabilities and cover our fixed costs.

The Company is exploring various activities and ways to promote and fund its growth plans and the ramp-up of its business, technological capabilities and manufacturing capacity and capabilities, increase its utilization rates, efficiently manage the operations of the fabs, achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such activities or when, if at all, such activities will be available to the Company. Such activities may include, among other things, mergers and acquisitions, joint ventures, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations through operating efficiencies.

For implications on our operations if we do not generate increased levels of cash from operations and/or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see “Risk Factors - Risks Affecting Our Business”.

Tower's Credit Facility

As of December 31, 2013, Tower's outstanding debt under its credit facility with Bank Leumi and Bank Hapoalim (together, “Tower’s Lender Banks”) was approximately $131 million.

Agreements and Amendments under the Credit Facility of Tower

For detailed information see Notes 12B and 16 to the 2013 annual consolidated financial statements for the year ended December 31, 2013.

As of December 31, 2013, Tower had an amount of approximately $131 million of loans outstanding under its Facility Agreement signed with Tower’s Lender Banks carrying an annual interest rate of three-month USD LIBOR plus 3.50% (the “Facility Agreement”). The final maturity date of these outstanding loans is June 2016, and the repayment schedule of the loans is in the following amounts and dates: an installment of $5 million in each of March and June 2014, an installment of $10 million in each of September and December 2014, an installment of $15 million in each of March and June 2015, an installment of $20 million in each of September 2015, December 2015 and March 2016, and a final installment of approximately $11 million due June 2016.

We have registered liens in favor of the State of Israel and the banks on substantially all of our present and future assets including on our subsidiaries’ equity holdings and all our contracts.

According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, Tower’s Lender Banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by Tower’s Lender Banks (which as of December 31, 2013 amounted to approximately $131 million) plus penalties, and Tower’s Lender Banks would be entitled to exercise the remedies available to them under the amended Facility Agreement, including enforcement of their liens against all of Tower's assets.

Under the terms of the amended Facility Agreement, (i) there are covenants on changes of ownership which generally require that, TIC hold a minimum of approximately 3.2 million of our ordinary shares, and  (ii) TIC and certain current and former shareholders nominate a majority of our board of directors (subject to exceptions including the exclusion for the purpose of this calculation of the external directors and 1 independent director under Nasdaq Marketplace rules); (iii) subject to certain exceptions, Tower is restricted from assuming liability for indebtedness or other obligations of its subsidiaries, and is restricted from providing guarantees for its subsidiaries; (iv) subject to certain exceptions Tower cannot invest in, finance, loan or transfer any amounts to, any of its subsidiaries or otherwise expend any funds in the operation of its subsidiaries;  and (v) additional conditions and covenants, including restrictions on incurring new debt, new equity investments and a prohibition on the distribution of dividends.

In June 2013, TIC announced that it intends to execute a change of holding that may affect its shareholdings in its affiliated companies, including Tower.  In the event such a change of holding is executed, approval will be required from Tower’s Lender Banks and certain Israeli regulatory authorities.

Investment Center Grants

In February 2011, we received an official approval certificate (“ktav ishur”) from the Israeli Investment Center, for an expansion program for investments in fixed assets in Israel, according to which we received approximately $36 million, for eligible investments made by the Company from 2006 to 2012. Final investments report was filed and pending final approval of the Israeli Investment Center.

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

For information in regards to the grants programs, see Note 8B to the 2013 annual consolidated financial statements included in this report.

Other Recent Financing Transactions

2013 Rights Offering

In June 2013, we distributed to our shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, we received aggregate proceeds of approximately $40 million, including approximately $19 million through the exercise of Series 8 warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 warrants exercisable by June 2017 for the purchase of ordinary shares for a cash payment to Tower of $7.33 per share.

Tower Israeli Shelf

In February 2013, Tower published an Israeli shelf prospectus pursuant to which Tower may, for a period of two years, issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, subject to the terms set out in the prospectus.

Tower Debentures

In 2010 and 2012, Tower raised an aggregate debt amount of approximately $231 million of long-term debentures Series F. Series F is due in two equal installments in December 2015 and December 2016, is fully linked to the US Dollar, carries an interest rate of 7.8% per annum payable semiannually and is converted into Tower’s ordinary shares until December 2016, with a conversion ratio of NIS 36.276 par value of debentures into one ordinary share. Together with the expansion of Series F in 2012, Tower also issued warrants Series 7, exercisable from March 2014 until March 2016 into approximately 1.9 million shares of Tower at an exercise price of $ 7.23 per one ordinary share.

The determination of the conversion ratio of debentures Series F occurred in September 2012, triggering the examination of whether a contingent Beneficial Conversion Feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110 million which is classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities. The $110 million decrease in Series F's liability amount was considered a debt discount to be amortized over the remaining term of said debentures using the effective interest method, resulting in interest being recognized at increasing amounts as time passes with the largest effect being recognized in 2015 and 2016.

In 2011 and 2012, Tower fully paid the outstanding amount of its convertible debentures series B, C and E and as such, debentures series B, C and E were fully redeemed.

For more information regarding Tower’s debentures, see Note 13 to the 2013 annual consolidated financial statements included in this report.

Jazz Loan Facility

In September 2008, Jazz entered into a loan and security agreement, with Wachovia Bank (currently Wells Fargo) for a three-year secured asset-based revolving credit facility (the "Loan Agreement"), which was amended in June 2010 to  extend the maturity date of the revolving credit facility to September 2014, with available credit under the facility of up to $45 million. Jazz’s borrowing availability varied from time to time based on the levels of Jazz's accounts receivable, eligible equipment and other terms and conditions described in the Loan Agreement.

Loans under the facility bore interest at a rate equal to, at Jazz’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the Loan Agreement) plus a margin ranging from 2.25% to 2.75% per annum.

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), to amend the Loan Agreement for a five-year secured asset-based revolving credit line in the total amount of up to $70 million, maturing in December 2018 (the “Credit Line Agreement”).  Loans under the Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz and its subsidiaries. The Credit Line Agreement contains customary covenants and other terms,  including customary events of default. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Credit Line Agreement would result in an increase in the interest rate on any amounts outstanding.

Borrowing availability under the Credit Line Agreement as of December 31, 2013, was approximately $52 million.  As of December 31, 2013, Jazz was in compliance with all the covenants under this facility. Jazz’s debt and obligations, including its obligations pursuant to the Credit Line Agreement, are not guaranteed by Tower.

Jazz Notes Transactions

Jazz 2010 Notes and Tower Series J Warrants

In July 2010, Jazz, together with its domestic subsidiaries and Tower, entered into an exchange agreement (the “2010 Exchange Agreement”) with certain holders (the “2010 Participating Holders”) holding approximately $80 million principal amount of Jazz’s then-outstanding 8% senior convertible notes due 2011 (the “2008 Notes”).  Under the 2010 Exchange Agreement, the 2010 Participating Holders exchanged their 2008 Notes for approximately $94 million in aggregate principal amount of newly-issued 8% senior notes of Jazz due June 2015 (the “2010 Notes”) and approximately 25.3 million warrants to purchase approximately 1.7 million ordinary shares of Tower (the “Series J Warrants”).  The Series J Warrants are exercisable until July 15, 2015 at an exercise price of $25.50 per share.

As a result of the consummation of the transactions related to the 2014 Exchange Agreement (as defined and discussed below under “Jazz 2014 Notes”), as of March 31, 2014, approximately $49 million principal amount of 2010 Notes was outstanding. The 2010 Notes will mature on June 30, 2015, at which time principal and any accrued and unpaid interest will become due and payable.

The 2010 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, including the 2014 Notes (as defined below under “Jazz 2014 Notes”), and are effectively subordinated to all existing and future secured indebtedness of Jazz, including Jazz’s up to $70 million secured Credit Line Agreement with Wells Fargo, to the extent of the value of the collateral securing such indebtedness. The 2010 Notes rank senior to all existing and future subordinated debt. The 2010 Notes are jointly and severally guaranteed on a senior unsecured basis by Jazz’s domestic subsidiaries.  The 2010 Notes are not guaranteed by Tower.

Since July 1, 2013, Jazz has had the right to redeem some or all of the 2010 Notes for cash at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 4% if redemption occurs prior to July 1, 2014 and 2% if redemption occurs between July 1, 2014 and prior to maturity.

Holders of the 2010 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2010 Notes at par plus accrued interest and a 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture.

The Indenture governing the 2010 Notes contains certain covenants including covenants restricting Jazz’s ability and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

If there is an event of default on the 2010 Notes, all of the 2010 Notes may become immediately due and payable, subject to certain conditions set forth in the Indenture.

Jazz 2014 Notes

In March 2014, Jazz, together with certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain holders (the “2014 Participating Holders”) pursuant to which Jazz Technologies, Inc. issued new un-secured bonds due December 2018 (the “2014 Notes”) in exchange for approximately $45 million in aggregate principal amount out of the approximately $94 million outstanding aggregate principal amount of 8% 2010 Notes.

In addition, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers agreed to purchase $10 million aggregate principal amount of 2014 Notes.

The 2014 Notes may be converted into ordinary shares of Tower at a conversion price of $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, including the 2010 Notes, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including Jazz’s up to $70 million secured Credit Line Agreement with Wells Fargo, to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are jointly and severally guaranteed on a senior unsecured basis by Jazz’s domestic subsidiaries. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and a 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture.

The Indenture governing the 2014 Notes contains certain customary covenants including covenants restricting Jazz’s ability and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

If there is an event of default on the 2014 Notes, all of the 2014 Notes may become immediately due and payable, subject to certain conditions set forth in the Indenture.

GE Credit Line with TJP

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $40 million). The borrowing availability under the credit line varies from time to time based on the levels of TJP’s eligible accounts receivable, eligible equipment, real estate and other terms and conditions stipulated in the credit line agreement and was capped at $30 million until June 2013 and 4 billion Japanese Yen thereafter. Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum. The TJP credit line agreement contains customary covenants and other terms, as well as customary events of default. The facility is secured by a first priority security interest over the assets of TJP.

As of December 31, 2013, the total availability amounted to approximately $25 million of which approximately $11 million was outstanding. In connection with the GE credit line agreement, Micron’s security interest over the assets of TJP was changed to a second priority security interest, subordinated to GE Capital’s first priority security interest. During 2013, the inter-creditor agreement between Tower, TJP, Micron Technology Inc. and Micron Japan Ltd., governing the subordination and priority of claims over TJP’s assets expired. Consequently, the second liens held by Micron have been removed. In 2014, TJP repaid in full the outstanding amount of the credit line and no further draw-downs are expected under this credit line agreement due to our plan to cease operations of Fab 4 in the course of the restructuring of our activities and business in Japan.

Our Operations in Japan

For details regarding the acquisition of TJP, see Note 3 to the annual consolidated financial statements for the year ended December 31, 2013 included in this report.

As part of the TJP acquisition, TJP entered into a supply agreement with Micron. In accordance with this agreement, TJP manufactured products for Micron at the Nishiwaki facility for three years from the acquisition date with process technologies licensed from Micron under a technology licensing agreement signed between the companies. Under the supply agreement, Micron was committed to purchase certain minimum volumes, with periodic reductions through expiration of the agreement in June 2014. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years. Micron has utilized a major percentage of the Nishiwaki Fab under this contract, which has covered the fixed costs and certain other additional costs through the term of the agreement. However, Micron is not committed to utilize the Fab beyond the second quarter of 2014. While we have succeeded in attracting some new customers, and have had discussions with some potential partners, the process of qualifying new products, processes and customers in the semiconductor foundry business is lengthy, complicated and has lasted longer than originally expected.  While we have been engaged in discussions with Micron regarding a possible continued supply relationship, no agreement or understanding has been reached with Micron or with other potential partners. As a result, we have decided to cease the operations of Fab 4 in the course of the restructuring of our activities and business in Japan.

For details regarding the purchase of 51% of the shares of TPSC, the newly established company in Japan, and for our operation activities in Japan see Item 5.D. Trend Information.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2013, 2012 and 2011 were $33.1 million, $31.1 million and $24.9 million net of government participation of $0.4 million, $1.8 million and $2.4 million respectively. Tower also incurred costs in connection with the transfer of technology for use in Fab 2, some of which has been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003  (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D. TREND INFORMATION

The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. From the second half of 2009 through the end of 2011, the semiconductor industry had experienced accelerated growth rates and recovered to high utilization rates in similar levels to the period before the above described 2008 downturn. Since 2012, worldwide markets have experienced challenging times with certain improved conditions, and analysts are currently cautious as to the forecasted industry demand, trend and conditions.

On a long-term basis, the market fluctuates, cycling through periods of weak demand, production excess capacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently supporting process geometries of 35-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. However, our strategy to focus on specialty technologies within the nodes we have enables us to achieve higher product selling prices as compared to the manufacture of plain vanilla platform products such as other manufacturers in the industry. The Company currently offers process geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers and 65 nanometer and 45 nanometer on 300-mm wafers.

In 2010 and 2011, we accelerated our plans for additional capacity expansion to meet customer demand and significantly increased our capacity in Fab 1 and Fab 2 over the years through 2010, acquired Fab 3 in 2008 and acquired Fab 4 in 2011 to add more capacity in a different geographic region.

In addition, in December 2013 we signed a formation agreement and in March 2014 we closed a definitive transaction with Panasonic to create a new company to manufacture products for Panasonic and potentially other third parties, using three of Panasonic's semiconductor manufacturing facilities located in Hokuriku, Japan. Pursuant to the transaction, Panasonic formed a new company called TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSC”), transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at three of its fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSC, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSC.  As part of the transaction, we purchased 51% of the shares of TPSC from Panasonic (with Panasonic holding the remaining shares), and as consideration for these shares, upon closing the transaction, we issued to Panasonic 870,454 of our ordinary shares valued at approximately $7.5 million.

In connection with the transaction, TPSC will lease the manufacturing buildings and related facilities infrastructure and will receive transition services from Panasonic and will also receive services from Tower including marketing, sales, general and administration services, and will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products, which may also be sublicensed to Tower. Initially, TPSC will manufacture products for Panasonic and it is intended that additional customers will be introduced to TPSC for products manufacturing. In order to provide TPSC with interim financing until it is able to negotiate and enter into definitive contracts with Japanese banks, Panasonic provided TPSC with two unsecured loan facilities. The first loan was issued for a principal amount of 5.8 billion Yen (approximately $57 million dollars) at an interest rate of 1.0% per annum, and the second was issued for a principal amount of 3.0 billion Yen (approximately $29 million dollars) at an interest rate of 4.0% per annum. The first loan matures on March 2016 with interest payable annually on March 2015 and on March 2016. The second loan matures on March 2019 with interest payable annually, commencing March 2015.  TPSC may early redeem the loans with the accrued interest at any time, and intends to do so once it obtains loans from a Japanese bank at least in said amounts. To this extent, TPSC has received commitment letter offers from a few Japanese banks.

Tower and Panasonic also entered into a shareholders’ agreement which governs the management of TPSC, including the rights and obligations of Tower and Panasonic as shareholders of TPSC. Tower and Panasonic also intend to enter into a registration rights agreement in connection with the Tower shares issued to Panasonic.

In 2014, we decided to cease the operations of Fab 4 in the course of restructuring our activities and business in Japan. In connection with the restructuring, we expect a termination of certain agreements and a comprehensive reduction in the work force. To this extent, we have engaged a recruitment company to provide career services to employees that will be laid off. We are making a concerted effort to move certain current customers and products from Fab 4 to our other fabrication facilities.  This restructuring of activities also involves the sale of Fab 4’s assets in order to fund its liabilities, primarily consisting of employee retirement allowance.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilities primarily vendors and accounts payable (1)	96,359	96,359	--	--	--	--	--
Loans from banks (2)	172,775	35,995	84,509	32,025	573	19,673	--
Debentures (3)	404,776	33,956	238,850	131,970	--	--	--
Operating leases	8,881	2,803	2,448	2,157	693	372	408
Construction & equipment purchase agreements (4)	4,712	4,712	--	--	--	--	--
Other long-term liabilities	61,222	--	2,542	2,755	2,420	2,456	51,049
Purchase obligations	24,725	9,967	7,729	5,669	1,360	--	--
Total contractual obligations	773,450	183,792	336,078	174,576	5,046	22,501	51,457

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of agreements with the banks.
(3)	Debentures include total amount of principal and interest payments for the presented periods.
As of December 31, 2013 approximately 68% of such debentures are convertible with a conversion ratio of; NIS 36.276 par value of debentures into one ordinary share.
(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $2 million in standby letters of credit and guarantees to secure our Fab 2 and Jazz equipment obligations.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2013, amounted to approximately $7.5 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart. The table above reflects our commitments and contingencies which are known to us as of December 31, 2013. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof are not included in this table and actual payments may vary significantly from those presented above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2014.

Senior Management	Age	Title
Tower
Russell C. Ellwanger	58	Chief Executive Officer of Tower, and Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor, Inc.
Oren Shirazi	43	Chief Financial Officer, Senior Vice President of Finance
Dr. Itzhak Edrei	54	President
Ephie Koltin	52	Chief Operating Officer
Dalit Dahan	45	Senior Vice President of Human Resources and IT
Nati Somekh	38	Senior Vice President, Chief Legal Officer and Corporate Secretary
Yossi Netzer	49	Senior Vice President of Corporate Planning
TJP
Rafi Mor	50	Chief Executive Officer of TowerJazz Japan
Directors	Age	Title
Amir Elstein	58	Chairman of the Board
Sagi Kabla	37	Director
Yoav Doppelt	45	Director
Kalman Kaufman	68	Independent Director
Alex Kornhauser	67	Independent and External Director
Dana Gross	46	Independent Director
Ilan Flato	57	Independent and External Director
Rami Guzman	74	Independent Director

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor, Inc. and a board member of TowerJazz Japan, Ltd..    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

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

Ephie Koltin was appointed as Chief Operation Officer after serving as Executive Vice President of Worldwide Operations since June 2009 and as Vice President of Business Development since January 2009. Previously, Mr. Koltin served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice President of Business Development since August 2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2 Process Engineering since 2000.  From 1995 to 1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1.  Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Koltin holds a B.Sc. in mechanical engineering and M.Sc. in materials engineering from the Technion – Israel Institute of Technology.

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

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein served as a member of the Stock Option and Compensation Committee from June 2009 until February 2013. Mr. Elstein serves as Vice-Chairman of the Board of Directors of Teva Pharmaceutical Industries Ltd. He previously served as Chairman of the Board of Directors of Israel Corp. Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Sagi Kabla has served as a director since December 2013. Mr. Kabla is serving as Director of Business Development and Strategy of Israel Corp since March 2011. He previously held several advisory and corporate finance executive positions in Israeli based branches of international firms. Mr. Kabla led various advisory and corporate finance activities in the technology, energy and natural resources industries. Mr. Kabla holds MBA (Finance) from COMAS, B.A. degree in Economics and Accounting from Bar-Ilan University and is a qualified as CPA (Isr.).

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

Kalman Kaufman has served as a director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, and serves as a director in Jordan Valley Semiconductors, Optimal Test and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

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

Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross was the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  He was also appointed to the Compensation Committee in February 2013 and serves as its chairman. Mr. Flato has served as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Mr. Flato also serves as an external director and chairman of the Investment Committee in "Gal" and "Hagomel" mutual fund. Since January 2012, Mr. Flato serves as President of the Association of Publicly Traded Companies.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University and an LL.M from Bar-Ilan University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a director in several companies and serves as consultant to technology based companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

B. COMPENSATION

For the year ended December 31, 2013, we paid to or accrued for all our directors and senior management, as a group, an aggregate of 5.3 million, in salaries, fees and bonuses. The total amount set aside or accrued in the year ended December 31, 2013 to provide for severance, retirement and similar benefits for such persons was approximately $1.0 million.

Share Option Plans

General

The Company has granted to directors and senior management options to purchase ordinary shares under several option plans adopted by the Company through 2008 (the "Old Plans"). The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over four year period according to various vesting schedules, and are not exercisable beyond ten years from the grant date. As of December 31, 2013, outstanding options were 179 thousand under the Old Plans to our directors and senior management. No further options may be granted under Old Plans.

Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009 the Company adopted two new share incentive plans (“2009 Plans”). One Plan for the chairman of the board  and another plan for senior management employees and its subsidiaries employees. The options granted under the 2009 Plans included exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three, and are not exercisable beyond seven years from the grant date. As of December 31, 2013, outstanding options for our directors and senior management were approximately 1.6 million, of which approximately 830 thousands were outstanding for our CEO and approximately 767 thousands were outstanding for our Chairman. No further grants may be made under these plans.

Tower’s 2013 Share Incentive Plan (the "2013 Plan")

As set forth in the Company’s approved Compensation Policy, in 2013, the Company adopted a new share incentive plan to directors, officers, employees and its subsidiaries’ employees (the "2013 Plan"). Options to be granted under this plan will bear an exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date. As of December 31, 2013, approximately 2.95 million options were outstanding under the 2013 Plan to our directors and senior management of which approximately 0.8 million were outstanding to our CEO. Further grants may be approved in accordance with a decision of the Board of Directors of the Company.

In January 2014, our shareholders approved the grant of 620,431 options to our chairman of the board of directors under the 2013 Plan, in accordance with the Company’s approved Compensation Policy. This grant was approved by our shareholders in January 2014, following approval by the Compensation Committee and Board in 2013.  The options have a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant and are not exercisable beyond seven years from the grant date.

For further information concerning our employee stock option plans and outstanding employee  stock options, Note 17B to the consolidated financial statements for the year ended December 31, 2013 included in this report

CEO Compensation

In August 2011, our shareholders approved (i) an increase in our CEO’s annual base salary from $550,000 to $600,000 per annum; and (ii) revised his 2011 annual performance bonus matrix under which such bonus will not exceed 225% of his new annual base salary. In March 2013 and April 2013, the Compensation Committee and board of directors approved an annual performance-based bonus for the year 2012 to the CEO, and pursuant to the recently enacted Amendment 20 to the Israeli Companies Law, the grant of said bonus, despite the failure to obtain shareholders' approval at the Annual General Meeting of the Shareholders held on May 23, 2013, was subsequently approved by the compensation committee and the board of directors as permitted by law, following the approval by the shareholders of the Compensation Policy in September 2013, as set forth in Tower’s FORM 6-K filed with respect thereto on November 8, 2013.

In September 2013, our shareholders approved (i) a three year compensation policy for our directors and officers (please see full description set forth in Item C. Board Practices below);   (ii) certain amendments to the employment agreement of our CEO including an adjustment to our CEO’s annual base salary to $680,000 from $600,000 in effect as of January 1, 2013; (iii) a performance-based bonus matrix for 2013 and going forward to our CEO that shall not exceed 225% of our CEO’s annual base salary, as further set forth in Tower’s proxy statement to its shareholders filed on July 30, 2013.

C. BOARD PRACTICES

Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members.  All directors, except for external directors, hold office until their successors are elected at the next annual general meeting of shareholders.

Our Articles of Association provide that any director may, by written notice to us and subject to the approval of the Board of Directors, appoint another person to serve as an alternate director, and may cancel such appointment.  Any person who is not already a director may act as an alternate, and the same person may not act as the alternate for more than one director at a time.  The term of appointment of an alternate director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment.

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

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.  At least one external director must possess accounting and financial expertise.  The conditions and criteria for possessing accounting and financial expertise and professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.   The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business - accounting matters and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including more than one-half of the shares held by non-controlling and disinterested shareholders that voted at the meeting, vote in favor of election of the director; or

•
the total number of shares held by non-controlling and disinterested shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended twice for additional three year terms, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of votes of shareholders who do not have a personal interest in the appointment (other than an interest solely as a result of an affiliation with a controlling shareholder) or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.  External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

Mr. Ilan Flato and Mr. Alex Kornhauser currently serve as our external directors. Mr. Kornhauser was appointed for an initial three-year term expiring in August 2011 and was reappointed for an additional three-year term commencing such date.  Mr. Flato was appointed for an initial three-year term expiring in April 2012 and was subsequently reappointed by the shareholders for an additional three-year term commencing such date.

An external director is entitled to compensation, as provided in regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser, Rami Guzman and Mr. Kalman Kaufman serve on Tower's audit committee, and Mr. Alex Kornhauser serves as the Audit Committee chairman. Under the Israeli Companies Law, the responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction) and approving such interested party transactions, where the approval of the audit committee is required, assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role, and reviewing the work plan and the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.  Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.  An audit committee must consist of at least three directors, including all of the external directors of the company. A majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet certain of the requirements of an external director, (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration), and (3) were classified as such by the company.  The chairman of the board of directors, any director employed by or otherwise providing services to a controlling shareholder or any corporation controlled by such controlling shareholder, any director who derives his salary primarily from the controlling shareholder, and a controlling shareholder or its relative, may not be a member of the audit committee.

The chairman of the audit committee must be an external director, and all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors and at least one external director is present.  Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and resolutions, and company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an interested party, or a relative of an office holder or interested party, and he may not be the company’s independent auditor or its representative. Joseph Ginosar of Fahn Kanne, an affiliate of Grant Thornton International, serves as our internal auditor.

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

Our Compensation Policy

Under Amendment 20, the board of directors of the Company, being an Israeli publicly traded company, and following the recommendation of the Compensation Committee, established a compensation policy, which was approved by the shareholders of the company in September 2013, and pursuant to which the terms of office and compensation of the company's officer holders are decided.

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
d.
with respect to compensation paid to officers which includes variable components - the  contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;

e.	the education, skills, expertise and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and their previous agreements regarding salary; and
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company.

In addition, the compensation policy should take into account that in the event that the compensation paid to officers includes variable components – it should allow for the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash.  Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment during such period, the company’s performance during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

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

Compensation instruments under our Compensation Policy may include the following:

•	Base salary;

•	Benefits and perquisites;

•	Performance-based cash bonuses;

•	Equity based compensation; and

•	Retirement, termination and other arrangements.

Our Compensation Policy aims to optimize the mix of fixed compensation and variable compensation  (both as defined therein) in order to, among other things, appropriately incentivize office holders to meet our goals while considering our management of business risks, and sets maximum rations between the two types of compensation elements.

The base salary varies between office holders, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the office holder and the previous salary arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the Compensation Policy will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Office holders will be entitled to benefits stated as such by relevant law and best practice for peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.  In addition, when relevant, and subject to approval of Compensation Committee and the Board of Directors, office holders may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.  For purposes of attracting high quality personnel, we may offer an office holder a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the office holder’s annual base salary.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The Compensation Policy sets forth a pre-defined mechanism which includes bonus criteria based on measurable components and  the weight of each component (in percentage terms) of each group of component measures as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded for the component.  Office holders may also receive a special bonus for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

In the event that an office holder was paid any compensation based on erroneous data which is later restated in our financial statements within a period of three (3) financial years prior to the date of the correction, we shall be entitled to recover from such office holder any compensation in the amount of the excess of the compensation that the office holder received over what he/she should have been paid on the basis of the restated financial statements.  The compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.  The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

The equity based compensation offered by us is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with our equity based compensation policies and programs in place from time to time.  Equity based compensation awarded by us shall not be in excess of 10% of our share capital on a fully diluted basis.  The equity based compensation, shall be granted automatically as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the office holder  and the previous salary arrangements therewith. As a general policy, options for our office holders shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be subject to time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.  We will calculate the fair market value of the equity based compensation for the office holders, at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.  The aggregate three year value of such calculated fair market value shall not exceed, (i) for an office holder (other than directors) three annual base salaries of such office holder, and (ii) for a director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be as set forth in Section 14 above. The exercise price of options granted to the office holders shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The options may contain a mandatory exercise provision for vested options which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  The expiration of options granted to the office holders shall be seven (7) years from date of grant.

We shall provide an office holder a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the office holder shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Office holders (other than directors) shall provide us a prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, the office holder may be requested to remain on our payroll and provide services to us.  During this period, the office holder shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the office holder within this period, and based on our performance during the period, the contribution of the office holder to achieving our targets and profits and the circumstances of the termination.  Upon resignation, office holders who are Israeli employees shall receive severance pay according to Israeli law. All other employees shall receive severance pay according to their local labor laws.  Upon dismissal, office holders who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to the office holder shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to an office holder in accordance with the local labor law.

Under the Compensation Policy, and subject to the amendment of the relevant employment agreement upon receipt of applicable corporate approvals as required by law, in connection with a corporate transaction involving a Change of Control  and subject to the Termination Upon  Change of Control (both terms as defined in the employment agreement of the relevant office holder), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested options for exercise and the other non-CEO and non-director office holders may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested options for exercise.

The CEO shall be paid a termination grant upon termination of his/her employment with us, provided that he/she is employed with us full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with us, his/her service and employment conditions in the course of said period, our performance during the period, the contribution of the CEO to the achievement of our targets and profits and the circumstances surrounding the termination of employment.

The members of Tower's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Directors shall be entitled to:

•      An annual fee which shall be capped at up to $60,000.

•      Per meeting fee shall be capped at up to $2,000.

•      Reasonable travel expenses.

In connection with a corporate transaction involving a Change of Control (as defined in the relevant individual’s services agreement), the chairman of the board and other directors may be entitled to acceleration of all unvested options for exercise.

The chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with our policy as approved by the Compensation Committee and Board of Directors.

Under our Compensation Policy, the Board of Directors shall have the discretion to unilaterally reduce an office holder’s variable compensation.

All compensation arrangements of office holders are required to be approved in the manner prescribed by applicable law. In accordance with our Compensation Policy, office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2013	2012	2011
Process and product engineering, R&D and design	848	866	936
Manufacturing and operations	1,538	1,602	1,822
Manufacturing support	239	209	219
Sales and marketing, finance & administration..	194	218	197

Total	2,819	2,895	3,174

As of December 31, 2013, we had 1,210 employees located in Israel, 655 employees located in the United States, 943 employees located in Japan, 6 employees located in Korea, 3 employees located in China and 1 employee located in Taiwan and 1 employee located in Germany.

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

E. SHARE OWNERSHIP

As of March 31, 2014, our directors and senior managers beneficially owned an aggregate of 1.7 million shares underlying options held by such persons that are currently vested or which vest within 60 days of such date.  These options have an average exercise price of $6.19 per share and the options expire between 2015 and 2022. In addition, our directors and senior managers own an aggregate of 12,500 warrants which have an exercise price of $7.33 and expire on July 2017.  No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares, except our CEO, who beneficially owns 1.42% of our outstanding shares and our chairman of the board of directors who beneficially owns 1.53% of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following set forth information, as of March 31, 2014, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, approximately 49.3 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Israel Corporation Ltd. (3)	38.66%	18.92%
Bank Leumi Le-Israel, B.M (4).	7.14%	3.62%
Bank Hapoalim, B.M (5).	11.21%	5.86%

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

(3)
Based on information verified with Israel Corp., it had as of March 31, 2014 approximately 18 million shares, as well as warrants exercisable to acquire 1.67 million shares and 4 thousand Ordinary Shares issuable upon the exercise of options.

(4)
Based on information provided by Bank Leumi, it had as of March 31, 2014 approximately 206 thousand shares, as well as warrants exercisable to acquire approximately 139 thousand shares and capital notes convertible into approximately 3.4 million shares.

(5)
Based on information provided by Bank Hapoalim, it had as of March 31, 2014 approximately one million shares, as well as warrants exercisable to acquire approximately 608 thousand shares and capital notes convertible into approximately 4.5 million shares.

As of March 31, 2014, there were a total of 17 holders of record of our ordinary shares, of which 9 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 43.0% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 43% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B. RELATED PARTY TRANSACTIONS

For information related to transactions with related parties see Note 22 to the consolidated financial statements.

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

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2013, except as disclosed in this annual report.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
April 2014	10.06	7.74	34.68	26.92
March 2014	9.64	7.45	32.88	25.78
February 2014	7.87	5.86	27.18	20.59
January 2014	6.45	5.44	22.51	19.20
December 2013	7.53	3.85	22.70	13.40
November 2013	4.91	4.16	17.40	14.41
October 2013	5.19	4.74	18.35	17.00
First quarter 2014	9.64	5.44	32.88	19.20
Fourth quarter 2013	7.53	3.85	22.70	13.40
Third quarter 2013	5.18	4.15	18.37	14.65
Second quarter 2013	7.85	4.60	28.66	15.83
First quarter 2013	8.67	6.16	32.40	22.72
Fourth quarter 2012	9.11	7.30	35.50	28.30
Third quarter 2012	10.77	6.75	42.50	27.58
Second quarter 2012	15.30	9.75	57.90	39.30
First quarter 2012	14.10	9.00	52.50	34.55
2013	8.67	3.85	32.40	13.40
2012	15.30	6.75	57.90	27.58
2011	23.10	9.00	82.41	34.05
2010	28.05	14.85	105.29	55.65
2009	22.35	1.95	76.94	7.53

ITEM 10.	ADDITIONAL INFORMATION

Articles of Association

Registration Number and Purposes

Our registration number with the Israeli Companies Registrar is 520041997. Pursuant to Section 4 of our Articles of Association (“Articles”), Tower’s objective is to engage in any lawful activity.

Articles of Association

Our Articles were adopted in November 2000, and as amended most recently in May 2013, provide for an authorized share of 150 million ordinary shares with par value of NIS 15.00 each.   In August 2012, we effected a reverse share split of our outstanding Ordinary Shares in a ratio of 1:15. All our securities presented in this annual report were adjusted to reflect such reverse split. Tower has currently outstanding only one class of equity securities, ordinary shares, par value NIS 15.00 per share.  Holders of Tower ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors.  No preferred shares are currently authorized.

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

A special meeting may be convened by the request of two directors or by the request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Subject to exceptions, such notice must be given at least 21 days but not more than 35 days prior to the special meeting.

Our Ordinary Shares may generally be freely transferred under the Articles, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Exemption and Indemnification Agreements with Directors and Office Holders

Tower entered into exemption and indemnification agreements with the members of its Board of Directors and other Office Holders, which were amended to reflect certain amendments to the Israeli Securities Law and the Israeli Companies Law, pursuant to which, subject to the limitations set forth in the Israeli Companies Law, the Israeli Securities Law and the Articles, they will be exempt from liability for breaches of the duty of care owed by them to the Company or indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreements. Tower’s shareholders approved these amended exemption and indemnification agreements.

The Companies Law

We are subject to the provisions of the Companies Law.  The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, as defined in the Companies Law, is a general manager, chief business manager, deputy general manager, vice general manager, another manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, or a director.  Each person listed in the table in “Item 6.  Directors, Senior Management and Employees” above is an office holder of the Company.

The Companies Law requires an office holder to promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings and parents, and the spouse of any of the foregoing, or any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or one that is likely to have a material impact on the company’s profitability, assets or liabilities.

The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee or compensation committee, board of directors and shareholders.  For example, the Companies Law requires that agreements regarding the terms of compensation, insurance or indemnification of directors be approved by the company’s compensation committee, board of directors and shareholders. Agreements regarding the terms of compensation, insurance or indemnification of officers will need to be approved by the company’s compensation committee and board of directors, and in certain instances by shareholders as well. In the case of a transaction with an office holder that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise.  The transaction must be in the company’s interests. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders.  Subject to exceptions set forth in the Companies Law, an any individual who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company.  The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the company’s compensation policy, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold). Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, require the approval of the audit committee, the board of directors and the shareholders of the company.  Agreements relating to the terms of office and employment of a controlling shareholder require the approval of the compensation committee, the board of directors and the shareholders of the company. The shareholder approval for the above noted matters must either include more than one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

Extraordinary transactions between the Company and a controlling shareholder or in which a controlling shareholder has personal interest and with duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to May 14, 2011 will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the amendment to the Companies Law.

The board of directors of a public company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final approval of the compensation committee is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which the shareholder majority approval must also either include more than one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the proposed compensation policy, that the approval of the compensation policy is for the benefit of the company.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that deviate from the approved compensation policy.  Additionally, the Companies Law also sets for the provisions governing the approval requirements for the compensation and/or terms of office of a specific office holder.

Terms of office and employment of office holders who are neither directors nor the general manager require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment, based on detailed reasoning, after having re-examined the terms of office and employment, and having taken the shareholder rejection into consideration.

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

The above transactions must be for the benefit of the company.

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

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days prior notice.  Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided, however, if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the  approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include more than one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent).  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be consummated unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies.

Companies Law Amendments

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to these recently passed amendments include:

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

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for certain expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.  In June 2011 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on August 11, 2011.  As per the recently enacted Amendment 20 to the Companies Law, it was decided on September 3, 2013, at the Special General Meeting of the Shareholders to adopt the Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by or Board of Directors.  Our approved Compensation Policy state that we shall indemnify our directors and executive officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the executive officer, as provided in the exemption and indemnification agreement between such individuals and the Company, all subject to applicable law.

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

NASDAQ Marketplace Rules and Home Country Practices

As permitted by the NASDAQ Listing Rule 5615(a)(3) in lieu of certain corporate governance requirements we have chosen to follow the practices of our home country with respect to the following:

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

•
We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by the NASDAQ Listing Rules.  In accord with the Companies Law the compensation of directors, the chief executive officer and all other officers requires the approval of our Compensation Committee and Board of Directors, and under circumstances as detailed in this annual report also requires the approval of our shareholders.  Such compensation will either be in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law.  Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

•
Although we have adopted a formal written compensation committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in the NASDAQ Listing Rule 5605(d)(1).

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

•
We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

Material Contracts

For information regarding material contracts see Notes 3, 8, 12, 13, 15, 16 and 17 to our consolidated financial statements for the year ended December 31, 2013 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSC Agreements

In December 2013, we signed a definitive agreement with Panasonic to create a new company in Japan to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities (Uozu E, Tonami CD and Arai E) in Hokuriku, Japan.

In accordance with said agreement, upon closing the transaction in March 2014, Panasonic transferred its semiconductor wafer manufacturing process and 8 inch and 12 inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to the joint venture company (TPSC), and entered into a manufacturing agreement for a period of at least five years of volume production.  We received 51% of the shares of TPSC (with Panasonic holding the remaining shares), and as consideration for our 51% equity holding in the JV, at the closing of the transaction, we issued to Panasonic 870,454 of our ordinary shares valued at approximately $7.5 million.

Several agreements were signed between Tower and/or TPSC and Panasonic.

A shareholders’ agreement was signed by Tower and Panasonic, stating, among others, that Panasonic understands that the number of products to be manufactured for Panasonic by TPSC will not be less than the minimum number of Panasonic products to be ordered by Panasonic per month as set forth in the agreement.

A manufacturing agreement was entered into between Panasonic and TPSC which sets forth the terms under which TPSC shall operate its fabs and manufacture semiconductor device wafer products for Panasonic. Panasonic will order such products by providing TPSC with a six month rolling forecast.  The quantities set forth in such forecast shall be fully binding with respect to specific lead times (determined per each category of products). Panasonic will pay for such products (provided they meet specified yield rates) based on the pricing specified in the agreement.  The initial term of the manufacturing agreement is five years and thereafter it will renew for consecutive one year periods unless written notice is received terminating the agreement.

An intellectual property license agreement was entered into between Panasonic and TPSC, to which Tower is a third party beneficiary, sets forth the terms pursuant to which Panasonic granted TPSC a license to use Panasonic’s intellectual property rights to manufacture products for Panasonic and other third parties during the term of the agreement. The license to manufacture products for Panasonic is royalty free while TPSC is required to pay royalties pursuant to the license agreement when manufacturing products for third parties.  Under the terms of the agreement, TPSC is allowed to sublicense the licenses granted to Tower and other third parties, subject in certain cases to the prior written consent of Panasonic, and subject to payment of royalties. The initial term of the agreement shall be for five years and may be extended with the parties’ consent.

A business transfer agreement was entered into between Panasonic and TPSC designates the mechanism and process pursuant to which Panasonic assigned and transferred the joint venture assets, including the three fabrication facilities and their underlying assets, to TPSC.

Financing Contracts according to which TPSC received 8.8 billion JPY of loans from Panasonic were entered; see Item 5. Operating and financial review and prospects -5.D. Trend Information.

In addition to, and in connection with such transactions, additional ancillary agreements were entered into at the closing between Panasonic, TPSC and/or Tower.

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

 There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

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

Israeli Taxation

An individual is subject to a tax at a rate of 25% on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights) in the company issuing the shares.

An individual who is a substantial shareholder  is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder.  The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold.  In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he or she had been a substantial shareholder.

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 26.5%.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering.  However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our debentures are, in general, subject to Israeli tax of up to 25% (which would be withheld at source) if received by an individual.  However, tax at the marginal rate (up to 48%) applies:

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

Interest and OID paid on our debentures to Israeli corporations will, in general, be subject to withholding tax at a rate of 26.5%.

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

Israeli Tax on Dividend Income

On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations we would be required to withhold income tax at the rate of 25% (or 30% if such non-Israeli resident individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date).  If the income out of which the dividend is being paid is attributable to a privileged Enterprise or Preferred Enterprise under the Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"), the rate is generally not more than 20%.  A different rate may be provided for in an applicable tax treaty.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a corporation entitled to the benefits of the Investment Law , subject to certain conditions. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of a corporation entitled to the benefits of the Investment Law , the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Significant changes to the Investment Law

Effective January 1, 2011 significant changes have been made to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 9% or 16% as of 2014, with the actual tax rates determined by the location of the enterprise. The tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

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

“Preferred Income”  is defined as income from a preferred enterprise, as specified below, all less discounts granted, with the condition that the income was produced or arose in the course of the enterprise's ordinary activity: income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

A “Special Preferred Enterprise” is defined as a Preferred Enterprise which meets all of the following conditions, during the relevant tax year: (a) its Preferred Income is equal to or exceeds NIS 1.5 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 20 billions; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; 100 -150 million NIS in R&D or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty upon a request submitted by the recipient of such dividends. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns a an Approved Enterprise or a Benefited Enterprise and which elected to convert to the new law until 30 June 2015 (in respect to their existing programs).

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

You may review and copy our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on this public reference room.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.  These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and from commercial document retrieval services.  We also generally make available on our own web site (www.towerjazz.com) our quarterly and year-end financial statements as well as other information.  We do not intend for any information contained on our website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

Risk of Interest Rate Fluctuation

We are subject to interest rate exposure (i) in connection with $131 million debt outstanding as of December 31, 2013 under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 3.5% per annum, and (ii) in connection with the $19 million of Jazz's long-term  bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the USD LIBOR rate (as defined in such loan agreement) plus a margin ranging from 1.75% to 2.25% per annum. We were subject to interest rate exposure in connection with the $11 million GE loan as such debt carried, until we repaid such loan in January 2014, an interest rate of the higher of the TIBOR rate or the LIBOR rate plus 2.6% per annum.

Under current terms of Tower, Jazz and TJP loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2013 (from 0.25% to 0.275%), will not have a material effect on our yearly interest payments in 2014.

Our cash equivalents and interest-bearing deposits are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our  deposits investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

We have market risk exposure to changes in interest rates on our debt obligations with floating interest rates.  We have entered into debt obligations to support our capital expenditures and needs.  From time to time we enter into interest rate collar agreements to modify our exposure to interest rate movements and to reduce our borrowing costs.  These agreements limit our exposure to the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a limited variable rate. As of December 31, 2013, we had no such open transactions.

Foreign Exchange Risk

We are exposed to the risk of fluctuation in the NIS/US dollar exchange rate with respect to Tower's debentures issued in 2007. As of December 31, 2013 the outstanding principal amount of these debentures Series D was $20 million. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will be increased if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will be increased as well.

From the date of the issuance of the 2007 debentures in the second half of 2007 until December 31, 2013, the Israel consumer price index increased by approximately 21% and the US dollar/NIS exchange rate decreased by approximately 20%.

We were exposed to the risk of fluctuation in the Japanese Yen /US dollar exchange rate with respect to the $11 million loan of TowerJazz Japan from GE denominated in JPY until we repaid such loan in January 2014.

Series F debentures issued in 2010 and 2012, are fully linked to the USD, bear annual interest at the rate of 7.8%, and are due in two equal installments in December 2015 and December 2016. The 2010 Notes issued by Jazz are denominated in USD, bear interest at a rate of 8% per annum payable twice a year, maturing in June 2015.

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

The realized profit from these transactions for the year ended December 31, 2013 was recorded in the statements of operations. As of December 31, 2013, Tower had $4.5 million open exchange rate agreements which will expire throughout 2014. The unrealized gain/loss from these transactions was recorded to other comprehensive income. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable.

Assuming a 10% revaluation of the NIS against the US dollar on December 31, 2013 (from 3.471 to 3.12), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees) would be higher by approximately $5million.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Risks Related to Obligations Indexed to our Own Securities.

Under US GAAP, certain of our obligations (including warrants to issue shares), convertible into our ordinary shares, are not part of our shareholders’ equity and are either carried at fair value in its entirety or its equity component is carried at fair value. The effect of carrying such obligations at fair value is that the value of the obligations increases as our share price increases. This may increase significantly our non-cash financing expenses, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits; This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereto. As for December 31, 2013 immaterial amount of our warrants were carried at fair value.

In addition under US GAAP our Israeli banks loans are carried at fair market value based on the prevailing market yields of our securities and based on other similar securities yields available to us. Increase in the yields of our debt securities and other similar securities yield can result in non-cash financing income and vis-versa in case of decrease in the prevailing market yield of our debt securities.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

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

The following table presents payments fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2013	2012
	(US Dollars In Thousands)
Audit fees (1)	561	600
Audit Related Fees (2)	12	17
Tax fees (3)	53	76
	626	693

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

Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.  All of the non-audit services were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulation S-X.

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2013 are included in this Annual Report beginning on page F-1.

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

1.6           Amendment to Articles of Association of Registrant (approved by shareholders on August  2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-k furnished to the SEC on August 2, 2012)

1.7           Amendment to Articles of Association of Registrant (approved by shareholders on May  23, 2013) (incorporated by reference to Proposal 5 of the proxy statement filed on Form 6-K furnished to the SEC on April 16, 2013).

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

#4.25         Equity Convertible Capital Note, dated April 13, 2014, issued to bank Leumi Le-Israel B.M.

4.26         Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

4.27         Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.28         Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K),

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

4.36         Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.37         Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4. 38        Equity Convertible Capital Note, dated October 29, 2012, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.38 to the 2012 20-F)

#4.39         Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M.

4.40         Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F)

4.41         Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F)

4.42         Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F)

4.43         Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F)

4.44         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F).

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

4.50         Exchange Agreement dated July 9, 2010 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC, Zazove Associates, LLC and certain holders of Jazz Technologies, Inc.’s 8% Senior Notes due 2011 (incorporated by reference to Exhibit 10.48 to Jazz Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

4.51         Indenture dated July 15, 2010 by and among Jazz Technologies, Inc., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.15 to Jazz Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

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

#4.57         2013 option plans.

4.58         The Compensation Policy of the Company, filed by us as Annex A to Proposal 1 found in Exhibit 99.1 to the Form 6-K as furnished to the Securities and Exchange Commission on July 30, 2013, and incorporated herein by reference.

#4.59         Exchange Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015.

#4.60         Purchase Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015.

#4.61         Indenture dated as of March 25, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association.

4.62         Registration Rights Agreement dated as of March 25, 2014 by and among Tower Semiconductor, Ltd., and holders of the Jazz Technologies, Inc. 8% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-195200)).

#4.63         Joint Venture Formation Agreement among Tower Semiconductor Ltd. and Panasonic Corporation, dated as of December 20, 2013.*

#4.64         Shareholders Agreement between Tower Semiconductor Ltd., Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014.*

#4.65         Business Transfer Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014.*

#4.66         Manufacturing Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014.*

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

#12.2       Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1       Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2       Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1       Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101        The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2013 and 2012;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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

#Filed herewith

*Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused  and authorized the undersigned to sign this Annual Report to be signed on its behalf.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer

May 14,  2014

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 27, 2014

F - 1.1

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ITEM 15 CONTROLS AND PROCEDURES - INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 27, 2014 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 27, 2014

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2013	2012

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$112,871	$123,398
Interest bearing deposits, including designated deposits	10,000	10,000
Trade accounts receivable	80,316	79,354
Other receivables	10,943	5,379
Inventories	64,804	65,570
Other current assets	11,480	14,405
Total current assets	290,414	298,106

LONG-TERM INVESTMENTS	14,494	12,963

PROPERTY AND EQUIPMENT, NET	350,039	434,468

INTANGIBLE ASSETS, NET	32,393	47,936

GOODWILL	7,000	7,000

OTHER ASSETS, NET	11,547	13,768

TOTAL ASSETS	$705,887	$814,241

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of loans and debentures	$36,441	$49,923
Trade accounts payable	66,358	81,372
Deferred revenue and short-term customers' advances	3,166	1,784
Other current liabilities	33,951	36,240
Total current liabilities	139,916	169,319

LONG-TERM LOANS FROM BANKS	108,739	94,992

DEBENTURES	208,146	193,962

LONG-TERM CUSTOMERS' ADVANCES	7,187	7,407

EMPLOYEE RELATED LIABILITES	65,337	77,963

DEFERRED TAX LIABILITY	13,611	26,405

OTHER LONG-TERM LIABILITIES	21,703	24,168

Total liabilities	564,639	594,216

Ordinary shares	192,776	87,280
Ordinary shares of NIS 15 par value;
Authorized: 150,000 and 120,000 shares
as of December 31, 2013 and 2012, respectively;
Issued: 47,956 and 22,398 shares
as of December 31, 2013 and 2012, respectively;
Outstanding: 47,870 and 22,312 shares
as of December 31, 2013 and 2012, respectively.
Additional paid-in capital	1,084,011	937,814
Capital notes	92,549	305,262
Cumulative stock based compensation	45,380	42,826
Accumulated other comprehensive loss	(16,126)	(3,475)
Accumulated deficit	(1,248,270)	(1,140,610)
	150,320	229,097
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
SHAREHOLDERS' EQUITY	141,248	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$705,887	$814,241

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2013	2012	2011

REVENUES	$505,009	$638,831	$611,023

COST OF REVENUES	476,900	560,046	526,198

GROSS PROFIT	28,109	78,785	84,825

OPERATING COSTS AND EXPENSES

Research and development	33,064	31,093	24,886
Marketing, general and administrative	42,916	44,413	48,239
Acquisition related and reorganization costs	--	5,789	1,493
Amortization related to a lease agreement early termination	7,464	--	--

	83,444	81,295	74,618

OPERATING PROFIT (LOSS)	(55,335)	(2,510)	10,207

INTEREST EXPENSES, NET	(32,971)	(31,808)	(27,797)

OTHER FINANCING EXPENSE, NET	(27,838)	(27,583)	(12,505)

GAIN FROM ACQUISITION	--	--	19,467

OTHER INCOME (EXPENSE), NET	(904)	(1,042)	13,460

PROFIT (LOSS) BEFORE INCOME TAX	(117,048)	(62,943)	2,832

INCOME TAX BENEFIT (EXPENSE)	9,388	(7,326)	(21,362)

LOSS FOR THE PERIOD	$(107,660)	$(70,269)	$(18,530)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(2.72)	$(3.17)	$(0.90)

Weighted average number of ordinary
shares outstanding - in thousands	39,633	22,173	20,649

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

Loss for the period	$(107,660)	$(70,269)	$(18,530)

Foreign currency translation adjustment	(14,242)	(9,097)	3,729

Change in employees plan assets and benefit obligations, net of taxes
$1,268, $1,591 and $174 for the years ended December 31, 2013, 2012
and 2011, respectively	2,350	2,440	518

Net unrealized gains (losses) on derivatives	(759)	1,090	(1,326)

Comprehensive loss for the period	$(120,311)	$(75,836)	$(15,609)

TOWER SEMICONDUCTOR LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated Other comprehensive income (loss)
	Ordinary shares		Additional paid-in capital		Cumulative stock based compensation
	Shares-			Capital notes		Treasury stock		Accumulated deficit
	in thousands	Amount							Total

BALANCE - DECEMBER 31, 2010	17,789	$68,053	$770,987	$311,472	$28,982	$(9,072)	$(829)	$(1,051,811)	$117,782

Shares issued in consideration
of acquisitionof a subsidiary	1,312	5,777	16,853						22,630
Issuance of shares and warrants	1,805	7,557	27,251						34,808
Conversion of convertible debentures to shares	277	1,118	5,362						6,480
Employee stock-based compensation					8,107				8,107
Tax benefit relating to stock based compensation			45						45
Exercise of options	123	515	(55)						460
Other comprehensive income							2,921		2,921
Loss for the year								(18,530)	(18,530)

BALANCE - DECEMBER 31, 2011	21,306	$83,020	$820,443	$311,472	$37,089	$(9,072)	$2,092	$(1,070,341)	$174,703

Issuance of shares and warrants	200	796	4,319						5,115
Employee stock-based compensation					5,737				5,737
Exercise of options	125	486	52						538
Beneficial conversion feature			109,768						109,768
Other comprehensive loss							(5,567)		(5,567)
Loss for the year								(70,269)	(70,269)
Capital notes	767	2,978	3,232	(6,210)					--

BALANCE - DECEMBER 31, 2012	22,398	$87,280	$937,814	$305,262	$42,826	$(9,072)	$(3,475)	$(1,140,610)	$220,025

Issuance of shares and warrants	8,148	33,986	4,889						38,875
Employee stock-based compensation					2,735				2,735
Tax benefit relating to stock based compensation					(181)				(181)
Exercise of options	24	100	5						105
Other comprehensive loss							(12,651)		(12,651)
Capital notes	17,386	71,410	141,303	(212,713)					--
Loss for the year								(107,660)	(107,660)

BALANCE - DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	(9,072)	$(16,126)	$(1,248,270)	$141,248

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2013	47,870

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(107,660)	$(70,269)	$(18,530)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	164,824	173,585	162,679
Effect of indexation, translation and fair value measurement on debt	4,091	13,544	(9,312)
Other expense (income), net and reorganization costs	904	6,831	(15,899)
Gain from acquisition	--	--	(19,467)
Changes in assets and liabilities:
Trade accounts receivable	(5,194)	(6,857)	(7,686)
Other receivables and other current assets	(3,647)	(843)	3,999
Inventories	(780)	2,316	(3,999)
Trade accounts payable	25	(7,603)	21,733
Deferred revenue and customers' advances	1,202	(4,475)	(35,858)
Other current liabilities	(38)	(23,942)	18,174
Deferred tax liability, net	(11,453)	9,126	4,791
Other long-term liabilities	(6)	3,840	7,368
	42,268	95,253	107,993
Reorganization – retirement plan	--	(20,074)	--
Net cash provided by operating activities	42,268	75,179	107,993

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(81,819)	(103,830)	(117,166)
Proceeds from investment realization	--	--	31,400
Proceeds related to sale and disposal of property and equipment	4,775	--	5,751
Investments in other assets, intangible assets and others	(409)	(4,498)	--
Acquisition of subsidiary consolidated for the first time (a)	--	--	(40,000)
Investment grants received	--	2,618	33,292
Interest bearing deposits, including designated deposits	--	(10,000)	98,007
Net cash provided by (used in) investing activities	(77,453)	(115,710)	11,284

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	38,956	104,690	22,653
Proceeds from long-term loans	--	14,443	--
Short-term bank debt	--	3,800	--
Debts repayment	(6,540)	(55,854)	(141,242)
Net cash provided by (used in) financing activities	32,416	67,079	(118,589)

Effect of foreign exchange rate change	(7,758)	(4,299)	86

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,527)	22,249	774
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	123,398	101,149	100,375

CASH AND CASH EQUIVALENTS - END OF PERIOD	$112,871	$123,398	$101,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

NON-CASH ACTIVITIES

Investments in property and equipment	$11,161	$8,737	$15,546
Benefitial conversion feature	$--	$109,768	$--
Conversion of convertible debentures to share capital and exercise of warrant	$--	$--	$7,006
Shares issued to the Banks in consideration for the interest reduction,
following September 2006 amendment with the Banks	$--	$--	$12,087

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$33,298	$46,454	$23,357
Cash paid during the period for income taxes	$190	$852	$2,907

(a) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of June 2, 2011:

Working capital (excluding cash and cash equivalents)			$(2,534)
Property, plant, and equipment, including real estate			145,559
Intangible assets			11,156
Other assets			2,900
Long-term liabilities			(74,984)
			82,097
Less :
Issuance of share capital			22,630
Gain from acquisition			19,467
			42,097

Cash paid for the acquisition of a subsidiary consolidated for the first time			$40,000

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries (i) Jazz Technologies, Inc., the parent company and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (ii) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan. Tower and its wholly-owned subsidiaries are referred to as the “Company”. The Company is a global specialty foundry leader, manufacturing integrated circuits with geometries ranging from 1.0 to 0.11 micron. The Company provides industry leading design support and design environment to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, mixed-signal and RFCMOS, CMOS image sensor, power management (BCD) and non-volatile memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing for its customers, the Company maintains two manufacturing facilities in Israel, one in the U.S. (Jazz), and one in Japan (TJP).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol TSEM.

The Company, as an independent semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns, including through acquiring additional manufacturing facilities. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices, as well as to underutilization of manufacturing facilities that as a result are unable to cover their fixed costs and other liabilities, potentially leading to such facilities to cease their operations. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, such as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may affect our ability to raise funds and/or re-structure and/or re-finance our debt. This may harm our financial results, financial position and business, unless we are able to take appropriate or effective actions in a timely manner in order to serve our debt and liabilities and cover our fixed costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL (cont.)

The Company is exploring various activities and ways to promote and fund its growth plans and the ramp-up of its business, technological capabilities and manufacturing capacity and capabilities, increase its utilization rates, efficiently manage the operations of the fabs and achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such activities or when, if at all, such activities will be available to the Company. Such activities may include, among other things, mergers and acquisitions, joint ventures, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations through operating efficiencies
See further details in Notes 4, 8B, 12B, 13, 17

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

See Note 13C for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, according to ASC 470-20.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition (cont.)

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

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP, whose functional currency is Japanese Yen, have been translated into dollars. TJP’s assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. TJP’s statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Impairment of Assets (cont.)

Impairment of Goodwill (cont.)

The Company conducted an impairment analysis as of December 31, 2013. The Company used the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology. As a result of this analysis, the carrying amount of the net assets, including goodwill were not considered to be impaired and the Company did not recognize any impairment of goodwill for the period ended December 31, 2013.

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

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2013 presentation.
All amount of shares and other securities convertibles to shares of the Company and per share data in these financial statements have been adjusted to reflect the effect of the reverse stock split completed in August 2012, see Note 17.

V.	Initial Adoption of New Standards

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2013-01 had no impact on our financial position or results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Initial Adoption of New Standards (Cont.)

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

(1)
Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

(2)	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU does not change the current U.S. GAAP requirements, for either public or nonpublic entities, for financial statement reporting of comprehensive income. That is, a total for comprehensive income must be reported in either (1) a single continuous statement or (2) two separate but consecutive statements. However, public entities would also need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance had no impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11 amending requirements for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 requires entities to present in the financial statements an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. ASU No. 2013-11 is effective for annual and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 had no impact on our financial position or results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3	-	ACQUISITION OF NISHIWAKI FAB IN JAPAN

On June 3, 2011, the Company acquired the fabrication facility in Nishiwaki City, Hyogo, Japan owned by a wholly owned Japanese subsidiary of Micron Technology Inc. (“Micron”). The acquisition was effected through a new wholly owned Japanese subsidiary of the Company, which acquired the shares of and subsequently merged with Micron’s Japanese subsidiary that held the assets of the fabrication facility and related business. The merged entity is named TowerJazz Japan Ltd. (“TJP”).

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

Net profit for the year ended December 31, 2011 includes $10,078 net positive effect from the acquisition, comprised of (i) $19,467 gross gain from the acquisition, and (ii) $9,389 of related tax provisions and other expenses directly associated with this acquisition.

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

The fair values set forth above are based on a valuation of TJP assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with ASC 805 - “Business Combinations”.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3	-	ACQUISITION OF NISHIWAKI FAB IN JAPAN (cont.)

In addition, as part of said acquisition, TJP entered into a supply agreement with Micron. In accordance with this agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least three years from the acquisition date with process technologies licensed from Micron under a technology licensing agreement signed between the companies. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years from the acquisition date. Under the supply agreement, Micron is committed to purchase certain minimum volumes, with periodic reductions through expiration of the agreement in June 2014. Micron has utilized and is utilizing under this contract a major percentage of the Nishiwaki Fab, which has covered the amount of fixed costs and other costs through the years, however is not committed to manufacturing beyond the second quarter of 2014. While we have succeeded in attracting some new customers and are continuing discussions with other potential partners, the process of qualifying new products, processes and customers in the semiconductor foundry business can be lengthy, complicated and has lasted longer than originally expected.  We have also been engaged in discussions with Micron regarding a possible continued supply relationship, however, no agreement or understanding has been reached.

In order to ensure continued supply of wafers to Micron, Tower and Micron also executed a credit support agreement pursuant to which Tower and TJP were subject to certain covenants and other protections, which agreement expired on June 3, 2013. In addition, Tower's ordinary shares issued to Micron were subject to a lock-up arrangement, which expired on June 3, 2013.

NOTE 4	-	JOINT VENTURE WITH PANASONIC IN JAPAN.

In December 2013, Tower signed a definitive agreement with Panasonic Corporation (“Panasonic”) to create a joint venture (“JV”) to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities in Hokuriku Japan.

Pursuant to the definitive agreement, Panasonic will transfer its semiconductor wafer manufacturing process and capacity tools of 8 inch and 12 inch at its three fabs located in Hokuriku factories (Uozu, Tonami and Arai) to the JV, and commit to acquire products from the JV for a long term period of at least five years of volume production.

In addition, per the definitive agreement, Tower will receive 51% of the shares of this JV (with Panasonic holding the remaining shares). As consideration for its 51% equity holding in the JV, at the closing of the transaction, Tower will issue an amount of its ordinary shares in the value of approximately $8,000 (765 million Japanese Yen).

The transaction is subject to certain customary closing conditions. The signing of the ancillary agreements and closing of the transaction is expected to occur by April 2014.

Following this transaction, the Company will rationalize its Japanese business, which may include fab consolidations between the Company’s Nishiwaki facility and the JV's facilities, and to this end, the Company is evaluating potential ventures for the Nishiwaki facility.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 5	-	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2013	2012
Government receivables	$4,435	$2,773
Others	6,508	2,606
	$10,943	$5,379

NOTE 6	-	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2012
Raw materials	$19,647	$20,487
Work in process	36,627	30,764
Finished goods	8,530	14,319
	$64,804	$65,570

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $2,445 and $4,194 as of December 31, 2013 and 2012, respectively.

NOTE 7	-	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2013	2012
Severance pay funds (see Note 15)	$12,522	$11,307
Others (see also investment in limited partnership below)	1,972	1,656
	$14,494	$12,963

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8	-	PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2013	2012
Cost:
Buildings (including facility infrastructure)	$306,674	$311,089
Machinery and equipment	1,400,213	1,359,395
	1,706,887	1,670,484
Accumulated depreciation:
Buildings (including facility infrastructure)	(173,696)	(156,662)
Machinery and equipment	(1,183,152)	(1,079,354)
	(1,356,848)	(1,236,016)
	$350,039	$434,468

As of December 31, 2013 and 2012, the cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate of $284,406.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received approximately NIS 135 million ($36,000) of such grants for eligible investments made by the Company from 2006 to 2012.

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

NOTE 9	-	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of December 31,
	Useful Life	2013	2012
Facilities lease rights	1,19	$16,988	$25,739
Technologies, patents and other rights	3.6;4;9	11,300	17,104
Trade name	9	2,146	2,723
Customer relationships	15	1,684	1,995
Others		275	375
		$32,393	$47,936

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10	-	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2013	2012
Prepaid long-term land lease, net (see Note 16C)	$3,899	$4,020
Debenture issuance expenses and deferred financing charges	5,719	7,551
Prepaid expenses - long-term and others	1,929	2,197
	$11,547	$13,768

NOTE 11	-	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2013	2012
Employees related liabilities	$25,957	$28,101
Interest payable (primarily in relation to debentures)	3,727	3,914
Other	4,267	4,225
	$33,951	$36,240

NOTE 12	-	LONG-TERM LOANS FROM BANKS

A.	Composition

As of December 31, 2013

In U.S. Dollars, see also Notes 12B, 12C	$150,155
In JPY, see also Note 12D	10,954
Total long-term loans from banks-principal amount	161,109
Fair value adjustments	(22,370)
Total long-term loans from banks	138,739
Current maturities	(30,000)
$108,739

As of December 31, 2012

In U.S. Dollars, see also Note 12B	$131,055
In JPY, see also Note 12D	13,347
Total long-term loans from banks-principal amount	144,402
Fair value adjustments	(24,410)
Total long-term loans from banks	119,992
Current maturities	(25,000)
$94,992

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12	-	LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Tower

As of December 31, 2013, Tower had an amount of approximately $131,000 of loans outstanding under its Facility Agreement signed with the two largest Israeli Banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks” or “the Banks”), carrying an annual interest rate of the three-month USD LIBOR plus 3.50% (“Facility Agreement”).

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

The final maturity date of the outstanding approximately $131,000 loans is June 2016, and the repayment schedule of the loans is in the following amounts and dates:
An installment of $5,000 in each of March and June 2014, an installment of $10,000 in each of September and December 2014, an installment of $15,000 in each of March and June 2015, an installment of $20,000 in each of September 2015, December 2015 and March 2016, and a final installment of approximately $11,000 due June 2016.

The agreement with the banks also contains, amongst others, a mechanism for prepayment of principal based on amounts that Tower may raise from new funding sources, if and when such funds will be raised, and a requirement, under which $10,000 were placed in deposits designated to fund the Israeli Banks loan maturities of March and June 2014 which amounts to $5,000 each as detailed above.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, with changes in value reflected on the statements of operations, following adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the Facility Agreement, as revised and amended, have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12	-	LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Credit Line Agreement”).  Loans under the Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz. The Loan Agreement contains customary covenants and other terms, including covenants, as well as customary events of default and a requirement to provide assurance in a form satisfactory to Wells Fargo for the ability of Jazz to address at least a substantial portion of its approximately $94,000 notes due June 2015 prior to its maturity.

Borrowing availability under the Credit Line Agreement as of December 31, 2013, was approximately $52,000.

As of December 31, 2013, Jazz was in compliance with all the covenants under this facility. Outstanding borrowing as of December 31, 2013, was approximately $19,000.

D.	GE Capital Asset-Based Revolving Line

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $40,000) maturing in 2015. The borrowing availability varies based on the levels of TJP’s eligible accounts receivable, eligible equipment and real estate and other terms and conditions stipulated in the credit line agreement and was capped at $30,000 until June 2013 and 4 billion Japanese Yen thereafter. Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum. The TJP credit line agreement contains customary covenants and other terms, as well as customary events of default. The facility is secured by a first priority security interest over the assets of TJP.

As of December 31, 2013, the total availability amounted to approximately $25,000, of which approximately $11,000 was outstanding.

In connection with the GE credit line agreement, Micron’s security interest over the assets of TJP was changed to a second priority security interest, subordinated to GE Capital’s first priority security interest. During 2013, the inter-creditor agreement between Tower, TJP, Micron Technology Inc. and Micron Japan Ltd., governing the subordination and priority of claims over TJP’s assets, expired. Consequently, the second liens held by Micron have been removed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13	-	DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2013
	Interest rate	2014	2015	2016
Debentures Series D	8%	$6,441	$6,441	$6,441
Debentures Series F	7.8%	--	57,041	57,041
Jazz’s 2010 Notes (as defined in D below)	8%	--	81,181	--
		$6,441	$144,663	$63,482

The outstanding principal amounts of the debentures as of December 31, 2013 and 2012 were, approximately $345,000 and $349,000, respectively.

The Tower debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement - see Note 16A(1), and to the government of Israel - see Note 8B. For details in regards to Jazz Notes, see D below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D and E Issued in 2007

During 2007, Tower issued (i) $27,000 aggregate principal amount of long-term non-convertible debentures, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”); and (ii) $ 30,000 aggregate principal amount of long-term convertible-debentures payable in December 2012, linked to the CPI, carrying an annual interest of 8% (“Series E”).

During 2012, Series E convertible debentures were fully paid and the debentures were fully redeemed.

Series D non-convertible debenture outstanding principal amounts as of December 31, 2013 and 2012, were approximately $20,000 and $25,000, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued long-term debentures, which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, are repayable in two equal installments in December 2015 and December 2016, and are convertible into Tower’s ordinary shares during the period commencing September 2012 and ending December 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13	-	DEBENTURES (Cont.)

C.	Debentures Series F (cont.)

The outstanding principal amount of Series F as of December 31, 2013 and 2012, was approximately $231,000.

Commencing the initial issuance date of Series F in October 2010 and until September 2012, said debentures were not convertible into ordinary shares of Tower. Commencing September 2012 and until its final maturity date, Series F can be convertible into Tower’s ordinary shares, at the election of each of its holders, with a conversion ratio of 38.21 NIS par value of debentures into one ordinary share. The conversion price was calculated at a 20% premium over the average of Tower’s share price over the 15 days prior to September 18, 2012. The determination of the conversion ratio triggered the examination of whether a contingent Beneficial Conversion Feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which is classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities. The $110,000 decrease in Series F's liability amount is considered a debt discount to be amortized over the remaining term of said debentures using the effective interest method, resulting in interest being recognized at increasing amounts as time passes with the largest effect being recognized in 2015 and 2016. In June 2013, following the rights offering described in Note 17H, the conversion rate was adjusted to NIS 36.276 in accordance with the terms of the indenture.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due June 2015 (the “2010 Notes”).  Interest on the 2010 Notes at a rate of 8% per annum is payable semiannually.

As of December 31, 2013 and 2012, approximately $94,000 in principal amount of the 2010 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment of the notes at maturity would trigger a cross default under the Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring to repay or refinance the Credit Line Agreement.

The Jazz debentures constitute unsecured obligations of Jazz, rank on parity in right of payment with all other unsecured indebtedness of Jazz, are effectively subordinated to all Jazz’s existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness to Wells Fargo under the Credit Line Agreement, see Note 12C. Jazz debentures are not guaranteed by Tower. Jazz’s obligations under the debentures are guaranteed by Jazz’s wholly owned domestic subsidiaries.

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

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower entered into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on  NIS denominated expenses.

As of December 31, 2013, Tower had $4,500 in open exchange rate agreements which will expire during 2014. The profit from these transactions for the year ended December 31, 2013, was recorded in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables, however, in certain circumstances the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2013 and 2012. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2013 and 2012, were approximately $319,000 and $313,000, respectively, compared to carrying amounts of approximately $215,000 and $200,000, for the above dates, respectively.

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

Level 3 Measurements:

Warrants - the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares, (ii) the exercise price of the warrant, (iii) risk-free interest, (iv) term available to exercise or redeem the security, and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2013	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$108,685	$--	$--	$108,685
Others	(18)	--	(65)	47
	$108,667	$--	$(65)	$108,732

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2013 - at fair value	$106,645	$295
Total losses (gains) unrealized in earnings	2,040	(248)
As of December 31, 2013 - at fair value	108,685	47
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$2,040	$(248)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2012	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$106,645	$--	$--	$106,645
Others	(589)	--	(884)	295
	$106,056	$--	$(884)	$106,940

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2012 - at fair value	$93,845	$2,268
Total losses (gains) unrealized in earnings	12,800	(1,973)
As of December 31, 2012 - at fair value	$106,645	$295
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$12,800	$(1,973)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $11,743 and $13,400, respectively, as of December 31, 2013. Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,756, $3,450 and $4,641 for 2013, 2012 and 2011, respectively.

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee is entitled to 50% of the termination benefits. TJP does not cover the termination liability through deposits to benefit funds and the entire liability as of December 31, 2013, in the amount of $49,385, is reflected in the balance sheets as long-term employee related liabilities. Payments relating to employee termination benefits were $924 for 2013 and $18,231 for 2012 (including reorganization costs).

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2013, 2012 and 2011 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

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

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net periodic benefit cost
Service cost	$32	$146	$193
Interest cost	126	399	573
Expected return on the plan’s assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(1,703)	(244)	114
Amortization of net (gain) or loss	(132)	--	109
Total net periodic benefit cost	$(1,677)	$301	$989
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$(91)	$(3,851)	$(990)
Net (gain) or loss for the period	(668)	(1,355)	(1,752)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	1,703	244	(114)
Amortization of net gain or (loss)	132	--	(109)
Total recognized in other comprehensive income (expense)	$1,076	$(4,962)	$(2,965)
Total recognized in net periodic benefit cost and other comprehensive income	$(601)	$(4,661)	$(1,976)

Weighted average assumptions used:
Discount rate	4.30%	5.20%	5.90%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	8.25/35.00%	8.25/57.00%	10.00/21.00%
Ultimate rate (Pre-65/Post-65)	5.00/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2022/2022	2021/2019	2021/2019
Measurement date	December 31, 2013	December 31, 2012	December 31, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Postretirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2013:

	Increase	Decrease
Effect on service cost and interest cost	$13	$(10)
Effect on postretirement benefit obligation	$145	$(116)

The components of the change in benefit obligation, change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Change in benefit obligation:
Benefit obligation at beginning of period	$2,995	$7,749	$9,811
Service cost	32	146	193
Interest cost	126	399	573
Benefits paid	(77)	(93)	(86)
Change in plan provisions	(91)	(3,851)	(990)
Actuarial gain	(668)	(1,355)	(1,752)
Benefit obligation end of period	$2,317	$2,995	$7,749
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	77	93	86
Benefits paid	(77)	(93)	(86)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(2,317)	$(2,995)	$(7,749)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Postretirement Medical Plan (cont.)

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(89)	(132)	(137)
Non-current liabilities	(2,228)	(2,863)	(7,612)
Net amount recognized	$(2,317)	$(2,995)	$(7,749)
Weighted average assumptions used:
Discount rate	5.20%	4.30%	5.20%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	7.75/25.00%	8.25/35.00%	8.25/57.00%
Ultimate rate (Pre 65/ Post 65)	5.00/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2022/2022	2022/2022	2021/2019

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2014	$89
2015	83
2016	182
2017	101
2018	116
2019 - 2023	$678

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net periodic benefit cost
Service cost	$--	$--	$--
Interest cost	732	761	736
Expected return on plan assets	(948)	(817)	(810)
Amortization of transition obligation(asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	97	70	--
Total net periodic benefit cost	$(119)	$14	$(74)
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$93	$--	$--
Net (gain) or loss for the period	(4,696)	1,000	2,468
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net gain or (loss)	(97)	(70)	--
Total recognized in other comprehensive income (expense)	$(4,700)	$930	$2,468
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(4,819)	$944	$2,394
Weighted average assumptions used:
Discount rate	4.30%	5.10%	5.70%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Transition obligation (asset)	$--	$--	$--
Prior service cost	3	--	--
Net actuarial (gain) or loss	$--	$97	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.) Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Change in benefit obligation:
Benefit obligation at beginning of period	$17,272	$15,134	$13,105
Service cost	--	--	--
Interest cost	732	761	736
Benefits paid	(437)	(293)	(273)
Change in plan provisions	93	--	--
Actuarial loss (gain)	(1,787)	1,670	1,566
Benefit obligation end of period	$15,873	$17,272	$15,134
Change in plan assets
Fair value of plan assets at beginning of period	$12,543	$10,842	$10,742
Actual return on plan assets	3,857	1,488	(92)
Employer contribution	689	506	465
Benefits paid	(437)	(293)	(273)
Fair value of plan assets at end of period	$16,652	$12,543	$10,842
Funded status	$779	$(4,729)	$(4,292)
Accumulated benefit obligation	$15,873	$17,272	$15,134
Amounts recognized in statement of financial position
Non-current assets	$779	$--	$--
Current liabilities	--	--	--
Non-current liabilities	--	(4,729)	(4,292)
Net amount recognized	$779	$(4,729)	$(4,292)
Weighted average assumptions used
Discount rate	5.10%	4.30%	5.10%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2014	$540
2015	615
2016	684
2017	748
2018	806
2019 - 2023	$4,829

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2013:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$16,652	$--
Total plan assets at fair value	$--	$16,652	$--

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2012:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$12,543	$--
Total plan assets at fair value	$--	$12,543	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2013 by asset category are as follows:

Asset Category:	December 31, 2013	Target allocation 2014
Equity securities	86%	65%-75%
Debt securities	14%	25%-35%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals of the investments managements. Actual allocation to each asset category fluctuates and might be outside the target range due to changes in market conditions. In 2014 Jazz rebalanced its assets allocation to align with the target asset allocation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)
Facility Agreement

Liens

The Company has liens on its assets. For Liens regarding Tower's Facility Agreement, see Note 12B, for liens relating to Jazz Credit Line Agreement, see Note 12C and for TJP GE credit line see Note 12D.

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
For further details in regard to the Facility Agreement, see Note 12B.

(2)	Approved Enterprise Status For details regarding Approved Enterprise Status relating to Fab 2, see Note 21A, 8B.

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

For the license agreement between TJP and Micron see Note 3.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2013.

Since 2002, Jazz has leased its fabrication facilities, land and headquarters from Conexant. In December 2010, Conexant sold Jazz’s fabrication facilities, land and headquarters. In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2027, including Jazz’s options to extend the lease term at its sole discretion from 2017 to 2022 and from 2022 to 2027. In regards to an office building lease, Jazz’s landlord exercised its right to terminate the office building lease, effective January 1, 2014. Jazz moved its offices to the fabrication building and to nearby newly leased office space. Jazz and the landlord signed an additional amendment to the amended lease to reflect termination of the office building lease and certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. This office building termination has no impact whatsoever on Jazz’s fabrication buildings, facilities and operations and Jazz’s ability to remain in the fabrication facilities through 2027 (including by exercising its two consecutive five-year extension periods which it can exercise in its sole discretion).

Aggregate rental expense under operating leases, was approximately $2,400 for each of the years ended December 31, 2013, 2012 and 2011.
Future minimum payments under non-cancelable operating building lease are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$1,898	$2,096	$2,108	$693	$372	$408	$7,575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements

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

Under said agreement, Tower provides, on a turn-key basis, technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The project is divided into several phases of implementation: (i) supply of documents of the offered 0.18 micron CMOS technology; (ii) project planning; (iii) supply process equipment; (iv) installation and acceptance of process equipment; (v) process set-up and integration; and (vi) technology qualification and production. The total agreement value is approximately $130,000, of which approximately $123,000 was paid as of December 31, 2013.

Payments are based on performance of milestones derived from the phases above and delivery of the deliverables. As of December 31, 2013, the Company substantially completed the project. The following are the major payment milestones: shipment of process equipment; delivery of process flow document of the 0.18 micron technology; delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.

During the years ended December 31, 2013, 2012 and 2011, Tower recorded approximately $3,400, $15,400 and $36,200 revenues, respectively relating to said agreement.

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

F.	Special Security Agreement

In connection with  Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Jazz and Tower have worked with the Defense Security Service of the United States Department of Defense ("DSS") to mitigate concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted Foundry ("JSTF") as a subsidiary of Jazz and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a Special Security Agreement signed with DSS.

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2013. For details in regard to Investment Center grants, see Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2013, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 47.9 million  were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders. In August 2012, Tower completed a reverse split of its ordinary shares at a ratio of 1 for 15. Proportional adjustments were made to all of Tower’s outstanding convertible securities. All numbers of shares and other convertible securities of the Company in these financial statements reflect the effect of the reverse share split.

B.	Share Option Plans

(1)
General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three or four year period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

As of December 31, 2013, 446 thousand options outstanding under the Company’s option plans except for those plans described below (the "Old Plans").

No further options may be granted under Old Plans.

(2)
Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009 the Company adopted new share incentive Plans to directors officers, employees and its subsidiaries. The options granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three, and are not exercisable beyond seven years from the grant date.

As of December 31, 2013, 2,110 thousand options outstanding under the 2009 Plans. No further grants may be made under these plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013 the Company adopted new share incentive Plan to directors, officers, employees and its subsidiaries. Options to be granted under the plan will bear exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date.

As of December 31, 2013, 5,387 thousand options outstanding under the 2013 Plan. Further grants may be approved in accordance with the Board of Directors of the Company’s decision.

(4)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) of initial options to purchase Tower’s ordinary shares that equal 10,000 less the number of unvested options to purchase Tower’s ordinary shares held by such Independent Director as of the date of shareholders’ approval. The initial options vest over 3 years: one third will vest on the first anniversary of the grant date, and thereafter, the remaining two thirds pro-rata on a monthly basis over the remaining two years until fully vested. Each new Independent Director appointed will be granted 10,000 options to purchase Tower’s ordinary shares with the same vesting terms as the initial grants, at an exercise price equal to the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant date of appointment.

Upon each third anniversary of a previous grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price of each such option shall be the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options as the case may be, first vested.

As of December 31, 2013, 123.7 thousand options were outstanding under the Independent Directors’ plan.  No further grants may be made under this plan.

A summary of the status of all employee and director share option plans as of December 31, 2013, 2012 and 2011, as well as changes during each of the years then ended, is presented below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.

B.	Share Option Plans (cont.)

(5)	Summary of the Status of all the Company’s Employee and Director Share Options

	2013		2012		2011
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	4,351,487	$15.21	4,483,793	$14.97	3,946,484	$14.82
Granted	5,402,961	4.54	30,336	12.64	787,717	19.29
Exercised	23,932	4.35	125,260	4.36	87,887	5.70
Terminated	4,273	52.79	411	63.57	14,738	168.97
Forfeited	1,659,494	23.76	36,971	20.23	147,783	24.19
Outstanding as of end of year	8,066,749	6.31	4,351,487	15.21	4,483,793	14.97
Options exercisable as of end of year	2,419,180	$9.03	3,553,662	$14.28	2,678,946	$17.23

(6)	Summary of Information about Employee Share Options Outstanding

 The following table summarizes information about employee share options outstanding as of December 31, 2013:

Outstanding as of December 31, 2013			Exercisable as of December 31, 2013
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.70-4.95	7,039,294	5.82	$4.49	1,652,333	$4.34
6.00-15.90	306,762	5.11	13.35	270,060	13.60
17.25-20.85	290,581	4.48	17.30	154,073	17.33
21.00-28.20	397,769	3.33	22.75	310,371	23.16
$32.25-48.75	32,343	0.89	$35.87	32,343	$35.87
	8,066,749			2,419,180

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2013	2012	2011
The intrinsic value of options exercised	$42	$927	$845
The original fair value of options exercised	$158	$819	$512

Stock-based compensation expense was recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2013	2012	2011
Component of income (loss) before provision for income taxes:
Cost of revenue	$597	$902	$1,120
Research and development, net	527	714	850
Selling, general and administrative	1,658	4,121	6,137
Stock-based compensation expense	$2,782	$5,737	$8,107

(7)
Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2013, 2012 and 2011 to employees and directors amounted to $2.10, $6.00 and $8.70 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2013, 2012 and 2011 (all in weighted averages):

	2013	2012	2011
Risk-free interest rate	0.77%-1.77%	0.65%-1.04%	0.94%-2.3%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	51.16%-64.52%	51.76%-55.04%	49.42%-54.45%
Expected dividend yield	None	None	None

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of the Company’s ordinary share prior to the options award for the term identical to expected life.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(8)
Non-Employee Warrants - Israeli Banks Warrants

As of December 31, 2013, 309.4 thousand Israeli Banks’ warrants to purchase ordinary shares of Tower were outstanding and exercisable, at a weighted average exercise price of $37.40 per share. All of the warrants are exercisable until December 2016.

In lieu of paying the exercise price in cash, the Israeli Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the ordinary shares underlying the warrants forfeited less the aggregate exercise price.

C.	Equity-Equivalent Capital Notes

All issued equity equivalent capital notes, totaling approximately 8.4 million as of December 31, 2013, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

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

F.	Warrants J and Warrants 7

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which are exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share (15.00 NIS par value), for a period ending June 2015.

In connection with the issuance of Bonds Series F in 2012, the bondholders received warrants (“Warrants 7”), which are exercisable during a period of two years starting on March 2, 2014 and ending on March 1, 2016 for up to approximately 1.9 million ordinary shares of Tower based on an exercise price of 28.59 New Israeli Shekels in cash (linked to the USD) per one ordinary share (15.00 NIS par value).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

G.	Securities Issuance Pursuant to the Acquisition of TJP

For ordinary shares issued as part of the Acquisition of TJP, see Note 3.

H.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 warrants exercisable by June 2017 for the purchase of Ordinary shares for a cash payment to Tower of $7.33 per share.

NOTE 18	-	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2013	2012	2011
USA	77%	81%	78%
Asia *	16	14	17
Europe *	7	5	5
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order.

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TJP’s long-lived assets are located in Japan.

	As of December 31,
	2013	2012
Israel	$180,976	$217,402
United States	75,040	87,366
Japan	94,023	129,700
Total	$350,039	$434,468

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18	-	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2013 and 2012, consist of the following customers:

	As of December 31,
	2013	2012
Customer 1	20%	30%
Customer 2	9%	12%

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2013	2012	2011
Customer A	27%	43%	32%
Other customers (*)	16	10	23

(*)
Represents sales to two different customers accounted for between 7% and 9% of sales during 2013; to three different customers accounted for between 3% and 6% of sales during 2012 and to four different customers accounted for between 4% and 7% of sales during 2011.

NOTE 19	-	INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expenses, Net

Interest expenses net, for the year ended December 31, 2013, 2012 and 2011 were $32,971, $31,808 and $27,797, respectively.

B.	Other Financing Expenses, Net

Other financing expenses, net consist of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Amortization on debt	$20,860	$11,939	$19,073
Changes in fair value, (total level 3 changes in fair value as reported in Note 14D)	1,792	10,827	(2,053)
Changes in fair value on debentures, derivatives and warrants - other than level 3 as reported in Note 14D	--	1,284	(5,624)
Exchange rate difference (mainly due to the effect of the NIS/USD exchange rate changes on our NIS denominated debentures)	4,038	2,707	(1,327)
Others	1,148	826	2,436
Other financing expenses, net	$27,838	$27,583	$12,505

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20	-	OTHER INCOME, NET

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

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2013. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 25% in 2013 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the ktav ishur as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements. See Note 8B.

B.	The company’s Income Tax provision is as follows:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Current tax expense (benefit):
Foreign	$(534)	$(1,800)	$16,645
Total current	(534)	(1,800)	16,645
Deferred tax expense (benefit):
Foreign	(8,854)	9,126	4,717
Total deferred	(8,854)	9,126	4,717
Income tax provision (benefit)	$(9,388)	$7,326	$21,362

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

B.	The company’s Income Tax provision is as follows (cont.)

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Profit (loss) before taxes
Domestic	$(90,497)	$(83,049)	$(47,541)
Foreign	(26,551)	20,106	50,373
Total income (loss) before taxes	$(117,048)	$(62,943)	$2,832

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2013	2012
Net deferred tax benefit - current
Net operating loss carryforwards	$2,026	$758
Employees benefits and compensation	4,003	4,409
Accruals, reserves and others	2,760	5,435
	8,789	10,602
Valuation allowance	(2,779)	(1,745)
Total net current deferred tax benefit	$6,010	$8,857

	As of December 31,
	2013	2012
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$284,446	$271,631
Employees benefits and compensation	4,605	5,756
Research and development	2,005	1,879
Others	1,212	664
	292,268	279,930
Valuation allowance	(255,899)	(238,320)
	$36,369	$41,610
Deferred tax liability - depreciation and amortization	(41,255)	(55,099)
Intangible assets	(6,929)	(10,434)
Debt discount	(884)	(1,203)
Others	(912)	(1,279)
Total net long-term deferred tax liability	$(13,611)	$(26,405)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Deferred tax asset in the amounts of $6,010 and $8,857 as of December 31, 2013 and 2012, respectively are presented in other current assets.

Deferred tax liability in the amounts of $13,611 and $26,405 as of December 31, 2013 and 2012, respectively, are presented in deferred tax liability.

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

On December 31, 2013 and 2012, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $258,678 and $240,065, respectively, to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

Unrecognized tax benefits
Balance at January 1, 2012	$32,377
Reductions for tax positions of prior year	(275)
Translation differences	(719)
Settlements	(3,969)
Balance at December 31, 2012	$27,414

Unrecognized tax benefits
Balance at January 1, 2011	$14,908
Additions for tax positions of current year	8,462
Additions for tax positions of prior year	9,730
Reductions for tax positions of prior year	(723)
Balance at December 31, 2011	$32,377

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2013	2012	2011
Tax expense (benefit) computed at statutory rates	$(29,262)	$(15,736)	$680
Effect of different tax rates in different jurisdictions	1,408	7,514	10,683
Tax benefits for which deferred taxes were not recorded	20,139	15,955	7,300
Permanent differences and other, net	(1,673)	(407)	2,699
Income tax provision (benefit)	$(9,388)	$7,326	$21,362

E.	Net Operating Loss Carry forward

On December 31, 2013, Tower had net operating loss carry forwards for tax purposes of approximately 1.3 billion USD which may be carried forward for an unlimited period of time.

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of $2,100 for the use in its tax return. On December 31, 2013, Jazz had federal net operating loss carry forwards of approximately $36,000 that will begin to expire in 2021, unless previously utilized. On December 31, 2013, Jazz had state net operating loss carry forwards of approximately $123,900. The state tax loss carry forwards will begin to expire in 2014, unless previously utilized.

At December 31, 2013, TJP had net operating loss carry forwards of approximately $9,000 which will expire in 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2009 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

During 2012, the Internal Revenue Service ("IRS") performed an audit of Jazz's 2009 and 2010 federal income tax returns. The audit did not have any material effect on the statements of operations. The change in the balance sheet resulted primarily in a classification of a long term liability to a current liability, which was partially paid as of December 31, 2012.

In June 2013, the U.S. tax authorities commenced an audit of Jazz’s tax returns for 2011, and required certain reports and data in connection with the tax returns of Jazz for this year. There is no indication to date whether Jazz will be required to pay any additional taxes pursuant to this audit.

Jazz is no longer subject to U.S. federal income tax examinations for years before 2010; state and local income tax examinations before 2009; and foreign income tax examinations before 2010. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22	-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2013	2012
Trade accounts receivable	Trade accounts receivable	$--	$148
Long-term investment	Equity investment in a limited partnership	$60	$204
Trade accounts payable	Trade accounts payable	$90	$125

B.	Transactions

	Description of the transactions	Year Ended December 31,
		2013	2012	2011
Sales	Sales to a limited partnership	$59	$431	$268
Cost of revenues	Purchase of services and goods from related parties of TIC	$3,379	$2,853	$2,658
Financing expenses	Interest on Debentures Series B held by TIC	$--	$--	$180
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$311	$238	$165
Other expense (income), net	Equity loss (profit) in a limited partnership	$144	$(184)	$214