Form 20-F/A
period 2013-12-31
TOWER SEMICONDUCTOR LTD
filed 2014-11-17
CIK 928876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File No.
________________________

TOWER SEMICONDUCTOR LTD.
(Exact name of Registrant as specified in its charter)
________________________
N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 23105, Israel
(Address of principal executive offices)
________________________

Nati Somekh, +972 4-650-6109, natiso@towersemi.com;
Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 23105, Israel
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
________________________

    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,869,150

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                      No ☒

    If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☐                       No ☒

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☒                      No ☐

    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

    Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

    If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                   ☐ Item 18

    If this is an annual report, indicate by check mark whether the registrant is a shell company.

☐ Yes                      ☒ No

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”), filed on May 14, 2014 (the “Original Filing Date”), is being filed solely to replace Exhibits 4.63, 4.64, 4.65 and 4.66 with the attached Exhibits 4.63, 4.64, 4.65 and 4.66  (the "Exhibits") to reflect additions of previously omitted portions of such exhibits in connection with our request for confidential treatment of portions of such exhibits. These additions were made in response to comments that we received from the Securities and Exchange Commission regarding our confidential treatment request.

Except for the revised Exhibits, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F.

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

1.6
Amendment to Articles of Association of Registrant (approved by shareholders on August  2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-k furnished to the SEC on August 2, 2012).

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

4.3	Employee Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

4.4	Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.5	Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

4.6	Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

4.7	Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

4.8	Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

4.9	Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

4.10	Jazz Technologies, Inc. 2006 Equity Incentive (incorporated by reference to Exhibit 4.5 of the 2008 Form S-8).

4.11	Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8).

4.12	Form of Option Agreement under the Jazz Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 of the 2008 Form S-8).

4.13	CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

4.14	Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

4.15	Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

4.16	Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

4.17
Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd. (incorporated by reference to Exhibit 99.4 of the Form 6-K for the month of November 2006 No. 6 filed on November 7, 2006 (the “November 2006 Form 6-K”)).

4.18	2009 Chairman Share Incentive Plan (incorporated by reference to Exhibit 4.20 to the 2010 20-F).

4.19	Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006 Form 6-K).

4.20	Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

4.21	Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006 Form 6-K).

4.22	Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006 Form 6-K).

4.23	Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November 2006 Form 6-K).

4.24	Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November 2006 Form 6-K).

4.25	Equity Convertible Capital Note, dated April 13, 2014, issued to Bank Leumi Le-Israel B.M. …

4.26	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

4.27	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.28
Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K).

4.29	Facility Agreement, as amended and restated by the parties through September 29, 2008. (incorporated by reference to Exhibit 4.86 to the 2008 20-F).

4.30	Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.87 to the 2008 20-F).

4.31	Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.88 to the 2008 20-F).

4.32	Conversion Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.89 to the 200820-F).

4.33	Pledge Agreement, dated September 25, 2008, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.90 to the 2008 20-F).

4.34	Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.91 to the 2008 20-F).

4.35	Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.92 to the 2008 20-F).

4.36	Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F).

4.37	Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F).

4. 38	Equity Convertible Capital Note, dated October 29, 2012, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.38 to the 2012 20-F).

4.39	Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M. …

4. 40
Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F).

4. 41
Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F).

4. 42
Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F).

4. 43
Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F).

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

4.47	Amendment No. 3 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated August 11, 2009 (incorporated by reference to Exhibit 99.1 to the April 23, 2010 6-K).

4.48	Amendment No. 4 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated November 15, 2010 (incorporated by reference to Exhibit 99.1 to the December 12, 2010 6-K).

4.49	Amendment No. 5 to Standby Equity Purchase Agreement between Tower and YA Global Master SPV Ltd., dated April 8, 2011 (incorporated by reference to Exhibit 99.1 to the April 28, 2011 6-K).

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

4.57	2013 option plans. …

4.58
The Compensation Policy of the Company, filed by us as Annex A to Proposal 1 found in Exhibit 99.1 to the Form 6-K as furnished to the Securities and Exchange Commission on July 30, 2013, and incorporated herein by reference.

4.59
Exchange Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015. …

4.60
Purchase Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015. …

4.61	Indenture dated as of March 25, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association. …

4.62
Registration Rights Agreement dated as of March 25, 2014 by and among Tower Semiconductor, Ltd., and holders of the Jazz Technologies, Inc. 8% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-195200)).

4.63	Joint Venture Formation Agreement among Tower Semiconductor Ltd. and Panasonic Corporation, dated as of December 20, 2013. #

4.64	Shareholders Agreement between Tower Semiconductor Ltd., Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014. #*

4.65	Business Transfer Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014. #

4.66	Manufacturing Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014. #*

8.1	List of Subsidiaries. …

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. #

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. #

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. …

13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. …

15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu. …

101	The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): …

(i)	Consolidated Balance Sheets at December 31, 2013 and 2012;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.
…	Previously filed with the Registrant's Annual Report on Form 20-F filed on May 14, 2014.
#	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this amendment thereto and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

November 17, 2014

TOWER SEMICONDUCTOR LTD. By: /S/ Russell C. Ellwanger Russell C. Ellwanger Chief Executive Officer