Form 20-F
period 2014-12-31
TOWER SEMICONDUCTOR LTD
filed 2015-05-14
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014                                                                           Commission File number: 0-24790
_______________________________________________

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

    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,033,049 Ordinary Shares.

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

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

------------

EXPLANATORY INFORMATION

 All references herein to “dollars”, "US dollars", “USD” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

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

On June 3, 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology, Inc. ("Micron") which we hold through our wholly-owned Japanese subsidiary, TowerJazz Japan, Ltd. (“TJP”). In 2014, the operations of the facility in Nishiwaki ceased in the course of a restructuring of our activities and business in Japan.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”).

The consolidated financial statements included in this annual report include the results and balances of Tower and the following companies from the applicable merger and acquisition dates: (i) its wholly-owned subsidiaries (1) Jazz, and (2) TJP and (ii) since March 31 2014, its majority-owned subsidiary, TPSCo.

As used in this annual report, “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operated in Nishiwaki City, Hyogo, Japan.  “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan.

As used in this annual report, as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and/or consolidated subsidiaries.

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

TABLE OF CONTENTS

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	100
ITEM 18.	FINANCIAL STATEMENTS	100
ITEM 19.	EXHIBITS	100

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014, 2013 and 2012 has been derived from, and should be read in conjunction with, our consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2012, 2011 and 2010 and for each of the years ended December 31, 2011 and 2010 has been derived from our audited financial statements for those years not included in this annual report.

Our consolidated financial statements include TJP’s results commencing June 3, 2011 and TPSCo’s results commencing April 1, 2014, and our consolidated balance sheets include TJP’s balances for December 31, 2011 and on and TPSCo’s balances for December 31, 2014. As mentioned above, in 2014, the operations of TJP in the Nishiwaki facility ceased in the course of a restructuring of our activities and business in Japan.

Due to the acquisition of TPSCo and the cessation of operations of TJP, it may be difficult to compare the results of operations for the period subsequent to these transactions with prior periods. The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes appearing in this annual report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this report. Our historical financial information may not be indicative of future performance.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$828,008	$505,009	$638,831	$611,023	$509,262
Cost of revenues	764,220	476,900	560,046	526,198	402,077
Gross profit	63,788	28,109	78,785	84,825	107,185
Research and development	51,841	33,064	31,093	24,886	23,876
Marketing, general and administrative	58,783	42,916	44,413	48,239	39,986
Nishiwaki Fab impairment	47,472	--	--	--	--
Nishiwaki Fab restructuring costs	8,028	--	--	--	--
Acquisition related and reorganization costs	1,229	--	5,789	1,493	--
Amortization related to a lease agreement early termination	--	7,464	--	--	--

Operating profit (loss)	(103,565)	(55,335)	(2,510)	10,207	43,323
Interest expenses, net	(33,409)	(32,971)	(31,808)	(27,797)	(26,406)
Other non-cash financing expenses, net	(55,404)	(27,838)	(27,583)	(12,505)	(46,519)
Gain from acquisition	166,404	--	--	19,467	--
Other income (expense), net	(140)	(904)	(1,042)	13,460	65
Income (loss) before income tax expenses	(26,114)	(117,048)	(62,943)	2,832	(29,537)
Income tax benefit (expense)	24,742	9,388	(7,326)	(21,362)	(12,830)
Loss	(1,372)	(107,660)	(70,269)	(18,530)	(42,367)
Net loss attributable to non controlling interest	5,635	--	--	--	--
Net Income (Loss) attributable to the Company	$4,263	$(107,660)	$(70,269)	$(18,530)	$(42,367)
Basic earnings (loss) per ordinary share	$$0.08	$(2.72)	$(3.17)	$(0.90)	$(2.63)
Diluted earnings per ordinary share	$0.07
Other Financial Data:
Depreciation and amortization, including amortization of financing expenses and accretion	$243,362	$164,824	$173,585	$162,679	$143,023

	As of December 31,
	2014	2013	2012	2011	2010
	(in thousands of US dollars, except share data which is in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$187,167	$122,871	$133,398	$101,149	$198,382
Working capital	93,759	150,498	128,787	35,830	72,053
Total assets	884,146	705,887	814,241	857,221	801,728
Short-term bank debt and current maturities of debentures and bank loans	119,999	36,441	49,923	48,255	122,179
Loan from banks, net of current maturities	159,776	108,739	94,922	103,845	111,882
Debentures, net of current maturities	107,311	208,146	193,962	197,765	247,598
Shareholders’ equity	195,561	141,248	220,025	174,703	117,782
Weighted average number of ordinary shares outstanding during any year	51,798	39,633	22,173	20,649	16,086
Number of shares outstanding as of December 31 of any year	58,034	47,870	22,312	21,219	17,703

 Risk Factors

Our business faces many risks. Any of the risks discussed below may have an adverse impact on our business, financial condition and operating results.

Risks Affecting Our Business

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A decrease in demand for products that contain semiconductors may decrease the demand for our services and products and a decrease in the selling prices of our customers’ products may reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other electronic devices. Any significant decrease in the demand for these devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other electronic devices decline significantly, we may be pressured to reduce our selling prices, which may reduce our revenues and margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us which may harm our business and profitability. The timing, severity and recovery of these downturns cannot be predicted accurately or at all.

In order for demand for our wafer fabrication services to increase, we try to attract new customers or the markets for the end products utilizing the integrated circuits that we manufacture must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, could seriously harm our financial results, revenue and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2014, we had four customers that each contributed between 7% to 38% of our revenue. During the year ended December 31, 2013, we had three customers that each contributed between 7% to 27% of our revenue. During the year ended December 31, 2012, we had two customers that contributed 6% and 43% of our revenue. The loss of any one of these customers, whether due to their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, or attract additional customers to replace such lost business, may materially negatively impact our overall business and our consolidated financial position and financial results.

Panasonic Semiconductor Solutions Co., Ltd. ("PSCS"), a wholly-owned subsidiary of Panasonic Corporation, is expected to be a significant customer of TPSCo at least during its initial five years of operation and is expected to comprise a major portion of TPSCo's revenue for such duration. For said period, our ability to successfully operate TPSCo is essentially dependent on PSCS ordering a sufficient number of wafers and manufacturing services from TPSCo. While we have commenced discussions with potential third party foundry customers to initiate manufacturing at TPSCo and certain foundry customers have begun process transfers and ramp up for production, implementation of new customer processes may take more than two years to reach the mass production stage, as customary in our industry.  Failure to generate sufficient revenue from PSCS or new customers to replace lost business may adversely affect TPSCo’s business, including potential cessation of operations of certain of its fabs, and may impact our consolidated financial results.

The production lines of our manufacturing fabrications may stop for short or long periods of time due to high utilization in certain areas, bottlenecks, power outages, water leaks, chemical leaks and other causes, which may adversely affect our cycle time, yield, and on schedule delivery, thereby potentially causing an immediate loss of a material amount of revenue for the current and coming quarter or quarters, which would adversely affect our revenue, profitability and short term financial forecasts as compared to our original estimations, and also cause customers that did not receive their order on time to contemplate transferring their product orders to other fabs. In addition, current high utilization we face may cause bottlenecks in the production lines, which may adversely affect our cycle time, yield, on schedule delivery, and customers’ satisfaction and future purchase orders from us which would adversely affect our revenue, profitability and financial position.

There are many events that may occur which will adversely affect the manufacturing process running in a facility. From time to time, there are events such as high utilization we currently experience in certain areas, bottlenecks machines, power outages, water leaks and chemical leaks that may adversely affect our cycle time, yield and on schedule delivery.  In such events, we try to mitigate any potential damage caused by such events and have insurance coverage which we believe to be sufficient. However, we cannot ensure that such events will have no negative effect on the Company. Such events may potentially cause an immediate loss of a material amount of revenue for the current and coming quarter or quarters, which would adversely affect our revenue, profitability and short term financial forecasts as compared to our original estimations. In addition, it may cause customers that did not receivetheir order on time to contemplate transferring their product orders to other fabs. In addition, the current high utilization we face may cause bottlenecks in the production lines, which may adversely affect our cycle time, yield, on-schedule delivery, and customers’ satisfaction and future purchase orders from us which would adversely affect our revenue, profitability and financial position.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance and such fluctuations may ultimately negatively affect our financial condition and ability to maintain our operations.

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

•
The occurrence of an unexpected event, such as environmental events or industrial accidents such as fire or explosions,  electricity outage or misprocess, affecting the manufacturing process and our ability to recover the lost or damaged products and provide quality and timely production to our customers with no significant additional costs;

•	Completing capacity expansions and recruitment of personnel in a timely manner to address product demands by our customers;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Our susceptibility to intellectual property rights disputes;

•	Our dependency on export licenses and other permits required for our operations and the sale of our products;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

•	Increase in the fair value of our banks’ loans, certain of our warrants and debentures; and

•	Changes in accounting rules affecting our results.

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

Our financial statements, financial position and operations may be affected as a result of our debt and other liabilities.

As of March 31, 2015, we had approximately $296 million of consolidated debt outstanding, comprised as follows: Tower had (i) approximately $99 million of outstanding secured bank loans, maturing through October 2018 in installments amounting to $8 million during 2015, $14 million during 2016, $56 million during 2017 and approximately $21 million during 2018, (ii) approximately $12 million of unsecured outstanding non-convertible debentures, 50% of which are payable in December 2015 and the remainder in December 2016, and (iii) approximately $35 million of unsecured outstanding debentures Series F, convertible into our ordinary shares, 50% of which are payable in December 2015 and the remainder in December 2016, unless earlier converted into our ordinary shares. As of March 31, 2015, Jazz had (i) approximately $19 million of outstanding borrowings under its up to $70 million Wells Fargo credit line due December 2018, and (ii) approximately $58 million of outstanding debentures, convertible into our ordinary shares, payable in December 2018, unless converted earlier.  As of March 31, 2015, TPSCo has loans amounting to 8.8 billion Japanese Yen (approximately $73 million) provided by JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd. (BOT), to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019. Carrying such amount of debt and other liabilities may have significant negative consequences on our business, including:

•	limiting our ability to fulfill our debt obligations and other liabilities;

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations, which may increase our net loss or reduce our net profits;

•	increasing the payable amounts in USD of the TPSCo loan and our financing expenses in case the exchange rate USD to JPY decreases;

•
the effect of financial instruments’ accounting  treatment under US GAAP on non-cash other financing expenses, net to be included in our statement of operations in 2015, primarily the impact of amortization,  accretion and acceleration thereof as a result of debentures Series F conversion to shares which may increase our non-cash other financing expenses in 2015 by up to an additional $80 million, primarily in the statements of operations for the first quarter of 2015, and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter), however, such impact would improve shareholders' equity and reduce liabilities, all in accordance with US GAAP (ASC 470 formerly EITF 98-5 and EITF 27-00), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012; and/or

•	enforcement by the banks and other financing entities of their liens against Tower or Jazz’s respective assets, as applicable at the occurrence of an event of default.

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from operating activities, we continue to explore measures to obtain funds from additional sources including sales of assets, debt and/or equity restructuring and/or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of intellectual property and/or intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to cover all our future costs, comprised mainly of fixed costs, capital expenditure costs and other debt, liabilities and obligations in a timely manner and/or fund our growth plans.

Our success as a leading specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions which involves various risks.  There is no assurance that we will be successful in executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully operating TPSCo and integrating our foundry business opportunities  into TPSCo fabs.

Our Company’s growth as a leading specialty foundry depends, to a significant degree, upon our ability to increase our presence in the specialty foundry field and gain more market share across the various specialty segments. In order to do so and thereby improve our financial position and operations, we need to expand our business, including through acquisitions, attract new customers who will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing and consummating such acquisitions, loading the acquired facilities and integrating them into our business.

We cannot assure you that we will be successful in expanding our business, attracting new customers and increasing our market presence. Further, we cannot assure that we will find and successfully execute such acquisitions or that they will achieve the expected synergies. With respect to our acquisition of the 51% equity stake in TPSCo in March 2014, we cannot assure that we will successfully transfer and ramp up new foundry business and new customers into TPSCo fabs. Achieving the anticipated benefits of acquisitions  depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating that business into our existing business. Integration also requires the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees, the disruption of ongoing business, supplier, customer, employee, labor union, and/or governmental relationships, and difficulties in sustaining current insurance policies that may adversely affect our ability to achieve the anticipated benefits of acquisition.

Our reliance on acquisitions as a means of growth involves risks that may adversely affect our future revenues and operating results. For example:

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

•	We may purchase a company with excessive unknown contingent liabilities, including, among others, patent infringement or product liability.

•	We may not be able to obtain sufficient financing which could limit our ability to engage in certain acquisitions.

•	The amount or terms of financing actually required before and after acquisition may vary from our expectations.

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

 Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	The net impact of JPY/ USD fluctuations on our JPY income and JPY expenses.

•	the repayment schedules of our debt service obligations;

•	our ability to fulfill our obligations and meet performance milestones under our facility agreement and foundry agreements;

•	fluctuations in the LIBOR or TIBOR (Tokyo Interbank Offered Rate) rates which apply to our banks’ loans; and

•	fluctuations in the USD to NIS exchange rate.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower’s business and financial position may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule or any other covenants and terms of its amended facility agreement, including certain limitations on changes of ownership as defined therein  and is unsuccessful in negotiating a revised repayment schedule or revised terms, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, or if there is an event of default, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans due to them by Tower totaling approximately $99 million, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.

Kenon Holdings, Ltd., one of our major shareholders (“Kenon”), recently announced that it has decided to pursue a change of holding that will affect its shareholdings in Tower (whether by distribution of shares to Kenon’s shareholders and/or otherwise), which change of holding may conflict with the change of ownership covenants under our facility agreement (see also "Item 5B – Liquidity and Capital Resources - Tower's Credit Facility - Agreements and Amendments under the Credit Facility of Tower" ). If Kenon proceeds with such change of holdings in a manner which conflicts with our facility agreement, a consent or a waiver will be required from the banks in order to avoid an event of default under the facility agreement. There is no assurance that such a consent or a waiver will be granted.

In addition, there is no assurance that Tower will be able to generate and/or have the cash necessary to fund the scheduled approximately $99 million bank principal payments due from 2015 to 2018 from its operations or other sources. If Tower is not able to generate and/or have cash from operations or otherwise raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and/or may fail to meet covenants and financial ratios under the facility agreement, which may have a material adverse effect on Tower.

Israeli banking regulations may impose restrictions on the total debt that Tower may borrow from Israeli banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. (the "Israel Corporation"), Kenon and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that Israeli banks may lend to borrowers or groups of borrowers, hence restricting the ability of Tower to receive loans from certain Israeli banks, considering all Israeli bank’s outstanding loans to the group. Should Tower's existing lender banks exceed these limitations, their ability to lend additional money to Tower in the future, if Tower would be interested in receiving such loan, would be limited and they may ask Tower to repay some or all of its $99 million outstanding borrowings as of March 31, 2015, which may have a material adverse effect on Tower’s business and financial condition.

Our acquisition of a majority stake in TPSCo involves risks that may adversely affect our future financial performance and position.

Our acquisition of a majority stake in TPSCo involves known and unknown risks that may adversely affect our future financial performance and position, including:

•	Failure to successfully integrate TPSCo in accordance with our business strategy;

•
Historically, TPSCo’s fabs solely manufactured Panasonic Corporation’s and its customers’ products.  TPSCo intends to bring various process technologies to its fabs to enable the manufacture of a wide range of products at these facilities for a broad range of customers.  This requires significant capital expenditures and on-site qualification of technologies.  There is no assurance that TPSCo will be successful in expanding its customer base in a timely manner in order to cover its manufacturing, operating and technology ramp costs.  In the event that TPSCo is unable to generate sufficient additional revenues from third party customers, we may not meet our future revenue expectations and may fail to achieve certain level of utilization in certain TPSCo fabs which may lead to cessation of operations of certain TPSCo fabs, which could negatively affect our future revenue growth and financial performance.

•
The establishment of TPSCo involves a major change of control event in the fabrication facilities that were transferred by Panasonic Corporation to TPSCo, including the transfer of employees to a new employer (TPSCo) controlled by Tower and operation as an independent legal entity.  There is no assurance that the employees will successfully integrate and adjust to the new business and working requirements, which are relevant to an independent manufacturing company, including, transfer and ramp up of new technologies, engagement with new  customers, compliance with TPSCo’s manufacturing and service commitments to a diversified customer base, compliance with reporting requirements to government offices and banks and compliance with Sarbanes Oxley Act requirements. If TPSCo’s employees fail to successfully integrate and if TPSCO fails to execute its business plan, it could negatively affect our future revenue growth and financial performance.

The cessation of Fab 4 operations in the course of restructuring our activities and business in Japan involves risks that may negatively impact our financial results.

 The cessation in 2014 of the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, also included the sale of TowerJazz Japan (‘TJP’) manufacturing equipment and tools in order to fund TJP’s liabilities, (including termination and other payments to TJP employees, vendors and others). If TJP will be required to pay more in the future to settle claims and/or any potential claims from vendors or other third parties, it will result in lack of funds available in TJP, unless TJP is able to sell its land and buildings for a sufficient amount and in a timely manner. If this does not provide sufficient funds, TJP will need to file for a voluntary closure process under Japan laws (unless any creditors do so beforehand).

Failure to comply with the terms of the Israeli Investment Center regulations and the criteria set forth in the certificates of approval may subject us to significant penalties by the Investment Center.

In 2011, we received an official approval certificate (“ktav ishur”) from the Israeli investment center (“Investment Center”), a governmental agency, for our expansion program pursuant  to which we have received approximately $36 million to date for investments made commencing 2006 and through 2012.  The final investments report detailing all investments made in accordance with the approval has been filed with the Investment Center. Under our previous program approved in December 2000, we received $165 million of grants for capital expenditure investments made during the years 2001 through 2005. This plan was completed and approved by the Investment Center.

Eligibility for the above grants is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event we breach the various conditions and terms related thereto, we may be exposed to significant penalties by the Investment Center. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets. These liens secure the Investment Center against a breach by us of the terms of the investments grant program.

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

Although we are limited by the covenants in our loan facilities, we could find ourselves in a position in which we may be required to take on additional indebtedness in order to fund our operations and repay our debt, which would increase the amount of our outstanding indebtedness. Any additional indebtedness may increase the risks associated with servicing our indebtedness as described above.

A global recession, unfavorable economic conditions and/or credit crisis may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

The effects of a downturn or a weakness in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers.  Such a downturn or a weakness may adversely affect the Company's customer base and/or customers' products base by adversely affecting the Company’s ability to maintain its customers' existing demand for products and attract new customers and new business to its fabs.  Such a downturn or weakness may also adversely affect the Company’s ability to increase the utilization rates in its manufacturing facilities and maintain them at a high level that would suffice to cover its substantial fixed costs, maintain commercial relationships with its customers, suppliers, and creditors, including its lenders, and continue its capacity growth.  In addition, such a downturn or weakness may negatively impact the Company’s ability to improve its future financial results and position, including its ability to raise funds in the capital markets and fulfill its debt obligations and other liabilities, including refinancing its debt and other liabilities and/or pay them in a timely manner, comprised mainly of bank’ loans and debentures. There is no assurance that such downturn will not occur.

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

We may manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which could have a negative impact on our results of operations.

We target manufacturing wafers in an amount matching each customer’s specific purchase order. On occasion, we may produce wafers in excess of a customer's orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped or sold at a significant discount. Significant amounts of obsolete inventory could have a negative impact on our results of operations.

Our business may be adversely affected if we are unable to operate our facilities at utilization rates that are high enough to reach revenue levels that would cover our fixed costs, reduce our losses and allow us to be profitable.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, associated mainly with our manufacturing facilities, while our variable costs are relatively small. Therefore, during periods when our facilities manufacture at high utilization rates, we are able to cover our costs.  However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs and remain constant, irrespective of the fact that fewer wafers were manufactured. In addition, depreciation costs in our industry are high, which may result in losses under GAAP. If customer demand for our products is not sufficient, we may not be able to operate our facilities consistently at high utilization rates, which may not enable us to fully cover all of our costs, debt and others liabilities and/or achieve and maintain operating profits or net profits.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity which may adversely affect our operating results, financial condition and ability to maintain our operations.  In addition to the revenue loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed costs which remain constant irrespective of the number of wafers actually manufactured, as common in our industry, thereby potentially harming our financial results.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, potentially leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, under-utilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may adversely affect our business, our ability to raise funds, restructure and/or re-finance our debt and service our other liabilities.

If Tower fails to comply with the terms of an agreement under which Tower provided a turn-key solution for the upgrade of a fabrication facility in Asia, Tower’s financial results may be affected.

In 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The total turnkey project consideration was approximately $130 million and was fully received as of December 31, 2014. Upon completion of the project, the warranty period began for the support services. If we fail to meet our remaining obligations under this agreement for the warranty period, we may face claims for liability or indemnification which may impact our financial results.

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

The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close geographic proximity to companies involved in the design, manufacture and sale of semiconductor products.

As our competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decrease of our profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their CMOS designs to smaller geometries than 45 nanometer. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is then required. Our specialty processes will therefore compete with these more advanced CMOS processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If we do not compete successfully, our business and results of operations may be adversely affected.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business may be seriously harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture wafers and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Although we continuously enhance our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. In the past, we have encountered the following problems:

•	difficulties in upgrading or expanding existing facilities;

•	unexpected breakdowns in our manufacturing equipment and/or related facility systems;

•	unexpected events, such as an electricity outage or misprocess, affecting the manufacturing process;

•	difficulties in changing or upgrading our process technologies;

•	raw material shortages or impurities;

•	delays in delivery or shortages of spare parts; and

•	difficulties in maintenance and upgrade of our equipment.

Should these problems repeat, we may suffer delays in delivery, loss of reputation, business and revenues and adverse impact on our operating results, financial condition and our ability to maintain our operations.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. We also procure used equipment which can take longer to qualify into the manufacturing process, hence we may not be able to manufacture our products in a timely manner. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial condition.

Our exposure to currency exchange and interest rate fluctuations may increase our cost of operations.

Of our revenues for the year ended December 31, 2014, approximately 40% was in Japanese Yen (JPY) and most of our remaining revenues were in U.S. dollars (USD).  Of our revenues for the year ended December 31, 2013, approximately 27% was in Japanese Yen (JPY) and the rest of our revenues were in U.S. dollars (USD). Our financing and investing activities and our expenses and costs are denominated mainly in USD, with a smaller portion in New Israeli Shekels (NIS) (mainly payroll and utilities costs for the Israeli site) and JPY (solely in the TPSCo entity). Therefore, we are exposed to the risk of currency exchange rate fluctuations to this extent.

The dollar amount of our operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US dollar. The dollar amount of our operations, which is denominated in JPY, is influenced by the timing of any change in the USD to JPY exchange rate. Such dollar amount of operations will increase if the US dollar devalues against the NIS or the JPY.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s US dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

The US dollar amounts of revenues and costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US dollar, however, on a net basis, currency exchange rate fluctuations had essentially no impact on our consolidated statements of operations and financial results, since such fluctuations were naturally hedged by the revenue denominated in JPY against the costs denominated in JPY.  With regards to the balance sheet, since our assets and liabilities in TPSCo are linked to the JPY, increases in the USD to JPY exchange rate cause a decrease in our net assets amount in TPSCo. Tower, Jazz and TPSCo’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate or TIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if any of the respective banks incurs increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, such bank may exercise its right to increase the interest rate on the credit facility or require us to bear such increased cost as provided for in the respective credit facility agreement.

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

From time to time, we are a party to litigation matters incidental to the conduct of our business.  Because of the nature of the industry, we may be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	acquiring licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

•	litigating the matter in court and paying substantial monetary damages in the event we lose; or

•	developing non-infringing technologies, which may not be feasible.

Any one or several of these alternatives could place substantial financial and other burdens on us and hinder our business.  Litigation, which could result in substantial costs to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if we will be involved in litigation relating to alleged patent infringement or other intellectual property matters, it may prevent us from manufacturing particular products or using particular technologies, which may reduce our opportunities to generate revenues.

As of December 31, 2014, we held 205 patents in force. We intend to continue to file patent applications when appropriate. The process of applying for patents to obtain patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will respect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will, at all times, enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which may reduce our opportunities to generate revenues. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel,  in Jazz’s production processes in California and in TPSCo’s facilities in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our manufacturing operations. In addition, there may be risk of environmental liability if the activities in relation to Fab 4’s cessation of operations and the sale and removal of its assets is not done in compliance with applicable environmental regulations.

We are subject to risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

Possible product returns could harm our business.

Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Although product returns have historically been less than 1% of revenues, future product returns, if any, significantly exceeding our established provisions, may have an adverse effect on our business and financial condition.

We are subject to risks related to our international operations.

We have generated substantial revenue from customers located in Asia-Pacific.  Because of our international operations, we are vulnerable to the following risks:

•	JPY and NIS fluctuations against the USD, see above “Our exposure to currency exchange and interest rate fluctuations may increase our cost of operations”.

•	the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•
adverse foreign and international tax rules and regulations, such as withholding taxes deducted from amounts   due  to us may not be refunded to us by the tax authorities since we are not entitled to foreign tax credit in Israel;

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

We depend on the continued services of our senior executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel due to resignation, medical absence, illness or other reasons, and cannot find and integrate adequate replacement personnel into our senior management, business or operations in a timely manner. In particular with respect to our acquired TPSCo fabs, there is no assurance that the employees will successfully integrate and adjust to the new business and working requirements, which are relevant to an independent manufacturing company, including transfer and ramp up of new technologies, engagement with new customers, compliance with TPSCo’s manufacturing and service commitments to a diversified customer base, compliance with reporting requirements to government offices and banks and compliance with the requirements of the Sarbanes−Oxley Act of 2002. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

Our business forecasts are premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers. Our business may not be successful if this trend does not continue to develop in the manner we expect.

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

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully, including their schedule and budget requirements, depends on the availability and quality of the relevant services, tools and intellectual property provided by electronic design automation vendors and design service providers. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, and thereby harm our business.

Failure to comply with existing or future governmental regulations could reduce our sales or increase our manufacturing costs.

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S., Israeli and/or Japanese export control and other regulations established by other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other applicable governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales, requiring extensive modifications to processes that we use in our product manufacturing, or requiring extensive modifications to our customers’ products.  We may not export products using or incorporating controlled technology without obtaining an export license. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market.  The relevant government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be modified from time to time.

If the integrated circuits we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom integrated circuits into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, with adequate coverage, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, may have a material adverse effect on our business, reputation, financial condition and our ability to attract and retain customers.

A significant portion of Fab 3’s and TPSCO’s workforce is unionized, and its operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt its production and adversely affect the yield of its fab.

A significant portion of Fab 3’s employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that is scheduled to expire in May 2015 and is currently being negotiated for renewal. Similarly, a significant portion of TPSCO’s employees at its fabs in Japan are represented by a union and covered by a collective bargaining agreement. We cannot predict the effect that continued union representation or future organizational activities will have on these fabs’ business. Specifically under TPSCo’s collective bargaining agreement, the union and the company are required to first negotiate any points of dispute before taking any action such as work stoppages, strikes or other collective actions. We cannot assure you that Fab 3's and TPSCo’s  fabs will not experience a material work stoppage, strike or other collective action in the future, which may disrupt their production and adversely affect our customer relations and operational results.

Our production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. TPSCo fabs are located in Japan, which is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of an earthquake.  Earthquakes may lead to fire in the fabs or other material damage, and any resulting damage could seriously disrupt production and result in reduced revenues. Although we maintain insurance policies to reduce potential losses that may be caused by earthquakes and other natural disasters, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result thereof, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues and may expose us to liability for third party claims. A power outage, even of very limited duration, caused by an earthquake or other natural disaster may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production, and any such losses or damages incurred by us may have a material adverse effect on our business.

Climate change may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity if no aggressive remediation steps are taken. Public expectations with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs.

Scientific examination of, political attention to, and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased production costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted may adversely affect our operations. Changes in environmental regulations, such as those on the use of per fluorinated compounds, may increase our production costs, which may adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels may occur due to climate change. For example, transportation suspension caused by extreme weather conditions, including snow storms, may harm the distribution of our products. We cannot predict the economic impact, if any, of disasters resulting from climate change.

Compliance with the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We comply with the annual disclosure and reporting requirements adopted by the SEC with respect to use of conflict minerals mined from the DRC and adjoining countries. There are costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our vendors will be able to comply with said requirements, there can be no guarantee that we will be able to gather all the information required from our vendors. In addition, there is increasing public sentiment that companies should avoid using conflict minerals from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict minerals, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed for our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3 and its fabrication facility lease.

Jazz leases its fabrication facilities and headquarters under lease contracts that Jazz can extend until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. A few years ago, the landlord began a construction project adjacent to the fabrication facility.  Although Jazz does not anticipate an adverse impact to its operations, it is possible that construction activities adjacent to Jazz’s fabrication facility could result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which could adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, could result in a loss of wafers in production, deterioration in Fab 3’s yield on schedule delivery and substantial downtime to reset equipment before resuming production, which may cause customers’ dissatisfaction and cause customers to contemplate transferring their product order to other fabs, which would adversely affect our revenue and financial results. In addition, the recent lease amendment set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Risks Related to Our Securities

Tower's outstanding debentures are subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s notes are subordinated to Jazz's secured indebtedness to its bank.

Tower's outstanding debentures (Series D and F totaling $47 million as of March 31, 2015) are subordinated to (i) approximately $99 million in the aggregate payable to the banks as of March 31, 2015 under Tower’s facility agreement; and (ii) any obligations to the Investment Center of the Israeli Ministry of Economy under the Investment Center’s “Approved Enterprise” program in relation to Fab 2. Tower has not guaranteed any of TPSCo or Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. Jazz's notes (totaling $58 million as of March 31, 2015) are subordinated to approximately $19 million outstanding as of March 31, 2015 under Jazz's bank credit line of up to $70 million.

Fluctuations in the market price of our traded securities, including our share and debenture price, may significantly affect our reported GAAP non-cash financing expenses and our ability to issue new securities.

The stock market and the Israeli convertible debentures’ and straight bonds’ markets, in general, have experienced volatility that often has been unrelated to the operating performance of the related companies. The share price for many companies in the semiconductor industry has experienced wide fluctuations, which has often been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the market price of Tower’s equity and debt securities, regardless of Tower’s actual operating performance.

In addition, it is possible that Tower’s operating results may be below the expectations of public market analysts and investors, which may adversely affect the price of Tower’s securities.

Fluctuations in price of Tower's equity and debt securities may impact our financial results as such factors serve as inputs in our fair value measurement of financial instruments which are presented at fair value under prevailing accounting standards.

The recent increase in our share market price and the extensive Series F conversion to shares had an effect on the financial instruments’ accounting treatment under US GAAP on non-cash other financing expenses, net to be included in our statement of operations in 2015, primarily the impact of amortization, accretion and acceleration thereof, which can increase  our non-cash other financing expenses, net in 2015 by up to approximately $80 million and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter). However, this will improve shareholders' equity and reduce liabilities, all in accordance with US GAAP (ASC 470 formerly EITF 98-5 and EITF 27-00), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012.

In addition, fluctuation in the market price of our securities may cause a significant fluctuation in our reported GAAP non-cash financing expenses, which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, our reported net profit or loss and our reported earnings or losses per share, and may cause our gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into shareholders’ equity, or a combination thereof.

Such adverse fluctuations in the market price of our equity and debt securities may also negatively impact our ability to issue new securities to finance our growth plans, obligations and liabilities.

Market sales of Tower’s shares or conversion or exercise of a material portion of securities into shares or issuance of new ordinary shares, or even the perception that such may occur, may depress the market price of Tower’s shares, impair our ability to raise future capital through the financial markets and limit our ability to fund our growth plans, our debt and other liabilities, which may have adverse effects on our business and financial position.

Market sales of Tower’s shares, or a conversion or exercise of a material portion of our convertible securities (including notes, warrants and options), or issuance of new ordinary shares, or sales of Tower’s shares by its major shareholders on or off-market, or even the perception that such sales, conversions, exercises or issuances may occur, could depress the market price of Tower’s ordinary shares, may impair our ability to raise capital through the sale of Tower’s securities,  may limit our ability to fund our growth plans, to service our debt and other liabilities and may require Tower to request certain consents or waivers in order to avoid a possible event of default which may result from the sales of Tower's shares by our major shareholder (see Item 5B - Liquidity and Capital Resources), which may have an adverse effect on our business and financial position.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation or any SEC filing requirement may adversely affect our financial position.

We are subject to the reporting and filing requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares and our ability to access the capital markets. In addition, we are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers the company, see also item 10–Additional Information -- Documents on Display.  Failure by us to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder may result in a deficiency and may negatively impact the market price of our shares and our ability to access the capital markets, thereby adversely affecting our financial position.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities, Tower’s design center and certain of Tower’s corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, Israel has been and is subject to armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to do business and raise capital. Furthermore, we could experience serious disruption to our manufacturing in Israel if acts associated with said conflict result in any serious damage to said manufacturing facilities.  In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us may have a material adverse effect on our business.

In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence, for a significant period of time, of one or more of our key employees or a significant number of our other employees due to military service. Such disruption may harm our operations.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2016. If the exemption is not renewed in the future and we are forced to close either or both of the Israeli facilities for this period each week, our financial results and business will be harmed.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of Tower’s assets (excluding its U.S. subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against Tower or any of these persons, in US or Israeli courts based on the civil liability provisions of the U.S. federal securities laws, except to the extent that such judgment could be enforced in the U.S. against Tower’s U.S. subsidiaries. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws claimed in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of Tower’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s  response date.  Furthermore, Israeli tax considerations may make potential transactions unappealing to Tower or to its shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.  These and other similar provisions could delay, prevent or impede a merger with or an acquisition of our company, even if such a merger or acquisition would be beneficial to Tower or its shareholders.

 The rights and responsibilities of Tower's shareholders will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of Tower's ordinary shares are governed by its articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company. There is limited case law available to assist Tower shareholders in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of Tower's ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the process manufacture geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers and 65 nanometer and 45 nanometer on 300-mm wafers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services.  Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs.  We are currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained over more than twenty years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

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

In September 2008, we merged with Jazz Technologies, Inc ("Jazz"). Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California (“Fab 3”).

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan ("Fab 4") from Micron. The assets and related business that we acquired from Micron were held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. ("TJP"). Fab 4 supported geometries ranging from 0.13 to 0.095-micron to manufacture DRAM as well as CMOS and CMOS image sensor products.  In 2014, the operations of Fab 4 ceased in the course of restructuring our activities and business in Japan.

In March 2014, we acquired from Panasonic 51% of a newly established company, TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), that manufactures products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at said three fabs to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo.

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

We manufacture using specialty process technologies, mostly based on CMOS process platforms with added features to enable special and unique functionality, improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers that use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the specific process technology used for manufacturing. The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. In addition, the relatively small engineering community with specialty process expertise and the significant investment required for development or transfer and maintenance of specialty process technologies has limited the number of foundries capable of offering specialty process technologies.  We believe that our specialized process technologies combined with design enablement capabilities distinguish our IC manufacturing services and attract industry-leading customers.

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

We derived a very significant amount of our revenues for the year ended December 31, 2014 from our target specialized markets: CMOS image sensors, wireless communication, RF, high performance analog and power ICs.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

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

We recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry.  Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993.  Our services include a broad range of turnkey solutions and services, including silicon proven pixels services, optical characterization of a CMOS process, innovative patented stitching manufacturing technique and optical testing and packaging.  The CMOS image sensors that we manufacture deliver outstanding image quality for a broad spectrum of digital imaging applications.  Following the acquisition of TPSCo we are now offering even more advanced CMOS Image Sensor technology with technologies of 110nm on 200mm wafers and 65nm on 300mm wafers with pixel sizes down to 1.12 micron utilizing dual light pipe technology.

Having this new technology, we are now offering our customers state of the art pixels for a variety of new markets such as the high end smart phone camera or the rapidly growing security camera markets.

Specifically, our CIS portfolio includes pixels ranging from 1.12 micron up to 150 micron, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three dimensional sensors markets. Our advanced photo diode (APD) technology used in CMOS image sensors enables improved optical and electrical performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of very sophisticated and high performance camera module solutions.

For the X-ray market, we offer our innovative patented “stitching” technology on 0.18-micron process and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  In addition, we offer this technology in TPSCo’s 300mm 65nm fab to create 1 die per wafer products. These pixels are used by our customers in dental and other medical X-ray products. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology is also used by us in the manufacturing of large sensors (up to one die per wafer) on 8” and 12” wafers and high end large format sensors with special pixels that we have developed specifically for this market.

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

        Further, we have versions of our RF CMOS process built on silicon-on-insulator (SOI) substrates (RF SOI). These RF SOI process technologies include devices optimized to deliver higher performance and improved isolation relative to devices in our RF CMOS process.  We currently have RF SOI process technologies in 0.18 micron and 0.13 micron lithography nodes.

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

                We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such features currently under development include technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS and scaling the features we offer today to the 0.13 micron process technology, including the integration of advanced SiGe transistors with 0.13 micron CMOS and copper metallization.

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

Our sales cycle is generally 8 to 26 months or longer for new customers and can be as short as 8 to 12 months for existing customers.  The typical stages in the sales cycle process from initial contact until production are:

•	technical evaluation;

•	product design to our specifications, including integration of third party intellectual property;

•	photomask - design and third party photomask manufacturing;

•	silicon prototyping;

•	assembly and test;

•	validation and qualification; and

•	production.

The primary customers of our foundry services are fabless semiconductor companies and independent device manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we have agreed to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders. During the year ended December 31, 2014, we had four significant customers that each contributed between 7% to 38% of our revenues. During the year ended December 31, 2013, we had three significant customers that each contributed between 7% to 27% of our revenues. In 2012, we had two significant customers that contributed 6% and 43% of our revenues.

The percentage of our revenues from customers located outside the United States was 55%, 23% and 19% in the years ended December 31, 2014, 2013 and 2012, respectively. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2014	2013	2012
United States	45%	77%	81%
Japan	40%	2%	1%
Asia, excluding Japan (*)	11%	14%	13%
Europe	4%	7%	5%
Total	100%	100%	100%

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

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing. They each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We compete most directly in the specialty segment with foundries such as Vanguard Semiconductor, DongBu, X-Fab, and HH Semi. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM, ST and Samsung, that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to companies involved in the design of ICs and to the Asian customer base.  The principal elements of competition in the wafer foundry market are:

•	technical competency;

•	production speed and cycle time;

•	time-to-market

•	research and development capabilities;

•	technology offering, available geometries and wafer size;

•	available capacity;

•	quality of manufacturing process and products manufactured;

•	access to intellectual property ;

•	manufacturing yields;

•	design and customer support services;

•	price;

•	management expertise;

•	strategic relationships; and

•	stability and reliability of supply in order to be a dependable supplier.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the Israeli Office of the Chief Scientist (“OCS”). Accordingly, Tower is subject to restrictions set forth in Israeli law which limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with OCS funding. In addition, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, U.S. and other foreign export regulations as may be applicable.

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

Research and development expenses for the years ended December 31, 2014, 2013 and 2012 were $57.8 million, $33.1 million and $31.1 million, respectively, net of government participation of $1.8 million, $0.4 million and $0.6 million, respectively. As of December 31, 2014, we employed 393 professionals in our research and development departments, 44 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, in Newport Beach, California and in Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2014, we held 205 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, and others, under which we have obtained rights to additional technologies and intellectual property.

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

Panasonic granted a license to certain process technologies to TPSCo for the manufacture of products for Panasonic and third party foundry customers. TPSCo may, in certain circumstances, sub-license such technology to Tower or other third parties for payment of royalties.  The term of the agreement is five years ending in March 2019 after which the parties will discuss extending or renewing the agreement.

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

SPECIAL SECURITY AGREEMENT WITH DSS

In connection with Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Tower and Jazz have worked with the Defense Security Service of the United States Department of Defense (“DSS”) to mitigate concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted foundry (“JSTF”) as a subsidiary of Jazz and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a special security agreement signed with DSS. JSTF has been certified by the Defense Microelectronics Activity (“DMEA”) for participation in the Department of Defense’s accredited supplier program and has obtained a facility security clearance from DSS and accreditation by DMEA as a Category 1A and 1B accredited supplier.

C.	ORGANIZATIONAL STRUCTURE

The legal name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993. Tower directly operates our Fab 1 and Fab 2 facilities in Israel.   Tower’s wholly-owned subsidiary, Jazz Technologies, Inc. owns all of the shares of Jazz Semiconductor, Inc. (both of which are incorporated under the laws of the State of Delaware) which operates our Fab 3 facility. Tower’s wholly-owned subsidiary, TowerJazz Japan, Ltd. (incorporated in Japan) operated our Fab 4 facility in Japan, which operation ceased in 2014 in the course of restructuring our activities and business in Japan. Tower holds a 51% equity stake in TPSCo (and PSCS holds the remaining equity of TPSCo).  TPSCo is incorporated under the laws of Japan and operates three fabs Arai E, Uozo E and Tonami CD located in Japan.

D.	PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

During 2014, we operated seven  manufacturing facilities—our Fab 1 and Fab 2 facilities in Israel, our Fab 3 Jazz facility in Newport Beach, California,  our Fab 4 facility in Japan and TPSCo’s three fabs Arai E, Uozo E and Tonami CD in Japan. The capacity in each of our facilities at any particular time is variable and depends on the combination of the processes being used and the product mix being manufactured.  Hence, it may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of the existing clean room area and the construction of an additional clean room area.

Capital expenditures in 2014 and 2013 were approximately $50 million and $77 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $45 million and $5 million, respectively.

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

Fab 2

In 2003, we commenced production in our Fab 2, also located in Migdal Haemek, Israel.  Fab 2 supports geometries ranging from 0.35 to 0.11-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF SOI, power platforms and mixed-signal technologies.  Since 2000, we have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion.

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

Jazz leases its fabrication facilities and headquarters under lease contracts that Jazz can extend until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. In December 2010, Jazz’s fabrication facilities, land and headquarters were sold. In connection with the sale, Jazz  negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2027, including the Jazz's option  to extend the lease terms at its sole discretion from 2017 to 2022 and from 2022 to 2027. Under Jazz amended leases with the new owner, the Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance. Jazz’s landlord exercised its right to terminate the previous office building lease, effective January 1, 2014. Jazz moved its offices to the fabrication building and to a nearby new leased office space. Jazz and the landlord signed an additional amendment to the amended lease to reflect termination of the office building lease and certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. This office building lease termination has no impact whatsoever on the Jazz’s fabrication buildings, facilities and operations and Jazz’s ability to remain in the fabrication facilities through 2027 (including by exercising its two consecutive five-year extension periods which it can exercise in its sole discretion).

Fab 4

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron, which we refer to as Fab 4. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. In 2014, the operations of Fab 4 ceased in the course of the restructuring of our activities and business in Japan.

Uozu E, Tonami CD and Arai E

In March 2014, we acquired a 51% equity stake in TPSCo, a company formed by Panasonic Corporation, to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku, Japan. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 45 nanometer.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements for the years ended December 31, 2013 and 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Critical Accounting Policies

Revenue Recognition.

Our net revenue are generated principally from sales of semiconductor wafers. We also derive revenue from engineering and design support and other technical and support services. The majority of our revenue is achieved through the efforts of our direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, we recognize revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenue are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such company testing reliably demonstrates that the products meet all of the specified acceptance criteria prior to formal customer acceptance.

Revenue for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers towards future engineering services, and/or product purchases are deferred until services are rendered or products are shipped to the customer. Our revenue recognition policy is significant because our revenue are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue. An accrual for estimated sales returns and allowances relating to specific yield or quality commitments as a reduction of revenues at the time of shipment, which is computed primarily on the basis of historical experience and specific identification of events necessitating an allowance, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect our financial position and results of operations.

Depreciation and Amortization.

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation may have a material impact on our results of operations. Depreciation and amortization expenses in 2014 amounted to $243 million. Currently, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 7 years; and (iii) technology and other intangible assets – 4 to 19 years. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TPSCo are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets might affect our depreciation and amortization expenses.

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

Impairment of Goodwill.

Goodwill is subject to an impairment test on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed according to the following principles: an initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology. Changes in the assumptions used in calculation of the fair value of the unit may have a significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

Convertible Debentures.

In accordance with ASC 470-20 “Debt with Conversion and Other Options", the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings, and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

See Note 13C to our audited financial statements for the year ended December 31, 2014, for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, as well as Note 13E for the measurement of the equity component in Jazz 2014 convertible notes, according to ASC 470-20.

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

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2017. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year Ended December 31,
	2014	2013	2012
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	92.3	94.4	87.7
Gross profit	7.7	5.6	12.3
Research and development expenses, net	6.3	6.5	4.9
Marketing, general and administrative expenses	7.1	8.5	7.0
Nishiwaki Fab impairment	5.7	--	--
Nishiwaki Fab restructuring costs	1.0	--	--
Merger related costs	0.1	--	0.9
Amortization related to a lease agreement early termination	--	1.5	--
Operating loss	(12.5)	(10.9)	(0.4)
Interest expenses, net	(4.0)	(6.5)	(5.0)
Other non-cash financing expense, net	(6.7)	(5.5)	(4.3)
Gain from acquisition	20.1	--	--
Other expenses, net	--	(0.2)	(0.2)
Income tax benefit (expense)	2.9	1.9	(1.1)
Loss for the Period	(0.2)	(21.2)	(11.0)
Net loss attributable to the non-controlling interest	0.7	--	--
Net profit (loss) for the period attributable to the company	0.5%	(21.2)%	(11.0)%

Our consolidated financial statements include TPSCo results from April 1, 2014, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2014.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenue. Revenue for the year ended December 31, 2014 amounted to 828.0$ million compared to 505.0$ million for the year ended December 31, 2013. The increase in revenue of 64% was mainly due to a higher amount of wafers shipped of 20% and 35% higher average selling price per wafer manufactured and shipped to our customers. This revenues increase is comprised of (i) an increase of 239$  million in revenues deriving from our Japanese manufacturing sites (comprised of TPSCo fabs revenues in 2014 and TJP fab revenues in 2013 and (2014 and (ii) an increase of 84$ million in revenues in 2014 as compared with 2013 from all of our non-Japanese manufacturing sites.

Cost of Revenues. Cost of revenues for the year ended December 31, 2014 amounted to 764.2$ million, as compared to $476.9 million for the year ended December 31, 2013. This increase was mainly due to the inclusion of the cost of revenues of the newly acquired TPSCo, including all of its manufacturing related costs as well as its non-cash depreciation and amortization cost resulted from the fair value attributed to its fixed assets and other assets as of the acquisition date, in accordance with GAAP.

Gross Profit. Gross profit for the year ended December 31, 2014 amounted to 63.8$ million, as compared to 28.1$ million for the year ended December 31, 2013. This increase in gross profit resulted from the above described increase in revenues, partially offset by the above described increase in cost of revenues.

 Research and Development Expenses. Research and development expenses for the year ended December 31, 2014 amounted to 51.8$ million, as compared to 33.1$ million for the year ended December 31, 2013. This increase was mainly attributed to the addition of TPSCo’s research and development head count and the inclusion of their employment related expenses.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2014 amounted to 58.8$ million, as compared to 42.9$ million for the year ended December 31, 2013.  This increase was mainly attributed to the addition of TPSCo’s marketing, general and administrative expenses.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki fab restructuring costs and impairment for the year ended December 31, 2014 reflected a one-time allowance of 55.5$ million resulting from the cessation of the Nishiwaki fab operations in Japan as part of the re-organization of our Japanese business, mainly reflecting a non-cash fixed-assets impairment. See also Note 4 to our consolidated financial statements as of December 31, 2014.

Amortization related to an Early Termination of a Lease Agreement. Operating expenses for the year ended December 31, 2014 did not include the non-cash amortization expenses related to an early termination of an office building lease contract, which amounted to 7.5$ million for the year ended December 31, 2013.

Operating Loss. Operating loss for the year ended December 31, 2014 was 103.6$ million, as compared to 55.3$ million for the year ended December 31, 2013. This increase in operating loss was mainly due to the Nishiwaki Fab restructuring costs and impairment of 55.5$ million. Operating loss excluding the above described Nishiwaki Fab restructuring costs and non-cash impairment of 55.5$ million, improved by 7.3$ million from 2013 to 2014.

Interest Expense, Net. Interest expense,  net for the year ended December 31, 2014 was $33.4 million, similar to the interest expenses, net of $33.0 million recorded in the year ended December 31, 2013.

Other Financing Expense, Net. Other non-cash  $476.and 3flyd  of aprpoximately  LAST BOD MTG]NUE/COST]MMENTS!] CIOST ON JPY-- OS WE NEED TO RETURN THEM SOMETIME]HOLDERS WILLfinancing expense, net for the year ended December 31, 2014 amounted to $55.4 million, as compared to $27.8 million for the year ended December 31, 2013. This increase was mainly attributed to Series F debentures' non-cash accretion calculated in 2012  in accordance with GAAP and acceleration of such accretion, which resulted in $39 million of such expenses in the year ended December 31, 2014, an increase of $26 million as compared to the accretion expense in the year ended December 31, 2013, which resulted from accretion and amortization over the Beneficial Conversion Feature established in 2012. See also Note 13C to our consolidated financial statements as of December 31, 2014. These increased costs associated with said debentures (which are maturing in two equal installments in 2015 and 2016) included in 2014 non-cash accretion costs which would otherwise have been recorded in 2015 and 2016. Such accelerated non-cash costs have been recorded in 2014 in the amount of $16 million as a result of early conversions of Series F debentures to ordinary shares,in the amount of $34 million. In addition, said conversions increased shareholders' equity, reduced the Company’s debt and improved future profitability due to the accelerated recognition of such accretion costs. Any partial or full conversion of Series F debentures into ordinary shares will further increase shareholders' equity, reduce debt liabilities and accelerate the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expense in the period such conversion is recorded, which will be offset by lower financing expense in the periods thereafter; from January 1, 2015 to March 31, 2015, Series F debentures in the amount of approximately $162  million were converted into ordinary shares, resulting in approximately $70 million of added non-cash accelerated accretion and amortization costs and approximately $5.8 million inherent benefit attributed to the reduced conversion ratio, which will be included in other non-cash  financing expense  for the first quarter of 2015, as well as reduced liabilities and increased shareholders' equity. This will further reduce our future financing expenses and improve our profitability in the following periods after the first quarter of 2015.

Gain from Acquisition. Gain from acquisition,for the year ended December 31, 2014, amounted to $166.4 million, attributed to the acquisition of TPSCo. As the fair value of the net assets acquired exceeded their purchase price, we recognized a gain on the acquisition, which derived from the high value assigned to Tower’s stake in TPSCo. See also Note 3 to our consolidated financial statements as of December 31, 2014.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2014 of $24.7 million resulted mainly from cancellation of deferred tax liabilities related to the Nishiwaki Fab, and deferred taxes related to TPSCo; for the year ended December 31, 2013, the entire $9.4 million resulted from our subsidiaries' losses before tax.

Net Profit (Loss) Attributable to the Company. Net profit attributable to the Company for the year ended December 31, 2014 was $4.3 million as compared to a loss of $107.7 million for the year ended December 31, 2013. The increase in our net profit in the amount of $112.0 million is mainly comprised of the above described increase in revenues and gain from acquisition of TPSCo, offset by the above described increase in cost of revenues and other costs, including the Nishiwaki Fab one-time restructuring costs and non-cash impairment.

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

Impact of Inflation and Currency Fluctuations

The US dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the appreciation of the USD against the NIS. During the year ended December 31, 2014, the USD appreciated against the  NIS by 12.0% and the Israeli Consumer Price Index (“CPI”) decreased by 0.2% (during the year ended December 31, 2013, the USD depreciated against the  NIS by 7.0%  and the Israeli Consumer Price Index (“CPI”) increased by 1.8% ). We estimate that each 1% appreciation in the USD against the NIS  will result in approximately $1 million positive cash impact per annum on our financial results, mainly due to payroll, utilities and general and administrative costs associated with our two Israeli fabs.

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

The US dollar amounts of revenues and costs of our operations in Japan are influenced by the changes in the US dollar to the Japanese Yen (JPY) exchange rate, however on a net basis there is a reduced impact to the USD to JPY exchange rate changes since it is naturally hedged by the revenue in 2014  being denominated entirely in JPY while the costs being primarily also denominated in JPY. During the year ended December 31, 2014, the USD appreciated against the JPY by 13.8% (during the year ended December 31, 2013 the USD appreciated against the JPY by 21.8%). We estimate that each 1%  appreciation of the JPY against the US dollar will result in approximately $3.5 million positive impact on our TPSCo revenue per annum, offset primarily by increased costs denominated in JPY at similar amounts, resulting in immaterial impact on the statements of operations.

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US dollars, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollars and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Tower and Jazz's bank loans mainly provide for interest based on a floating LIBOR rate and TPSCo's bank loans interest is based on the TIBOR rate, therefore we are exposed to interest rate fluctuations. From time to time, we engage in various hedging strategies to reduce our exposure to some, but not all, of these risks. However, despite any such hedging activity, we are likely to remain exposed to interest rate fluctuations, which may increase the cost of our business activities, particularly our financing expenses.

Debentures Series D with an outstanding principal of approximately $12 million as of December 31, 2014, are denominated in NIS and linked to the Israeli CPI and therefore we are exposed to fluctuation of the US dollar to NIS exchange rate. The US Dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the US Dollar.  In addition, the US Dollar amount of any repayment on account of the principal of these debentures will also increase.

The quantitative and qualitative disclosures about market risk are in Item 11 of this annual report.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had an aggregate amount of $187.2 million in cash and cash equivalents, as compared to $122.9 million of cash, cash equivalents and interest bearing deposits as of December 31, 2013, which included $10 million of designated deposits.

        The increase in cash balance during the year was attributed mainly to $125.3 million cash generated from operating activities including interest payments of $34.0 million (or $159.3 million excluding these $34.0 interest payments) and excluding Japanese employee retirement related payments; investments of $99.4 million in fixed assets, net $57.6 million of cash in TPSCo associated with its establishment; repayment of $51.4 million of debt; proceeds from exercise of options and bond issuance of $19.6 million; and a receipt of an $85.9 million loan from JA Mitsui Leasing,  Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, two Japanese banks, that was used to repay the bridge loan previously received from Panasonic; in addition, funds received from Nishiwaki assets sale,  net of Japanese employee retirement related payments,  amounted to $12.6 million.

As of December 31, 2014, loans from banks are presented in our balance sheet in the amount of $169.8 million, of which $10.0 million are presented as current maturities. As of such date, we presented an aggregate of $217.3 million of debentures in our balance sheet, of which $110.0 million are presented as current maturities.

For implications on our operations if we do not generate increased levels of cash from operations and/or do not raise additional funding and if we will not be in compliance with the repayment schedule under the amended facility agreement and are unsuccessful in negotiating a revised repayment schedule, see “Risk Factors - Risks Affecting Our Business”.

Tower's Credit Facility

As of December 31, 2014, Tower's outstanding debt under its credit facility with Bank Leumi and Bank Hapoalim (together, “Lender Banks”) was approximately $101 million.

Agreements and Amendments under the Credit Facility of Tower

For detailed information see Notes 12B and 16 to the 2014 annual consolidated financial statements for the year ended December 31, 2014.

In 2014, Tower signed with its Lender Banks an amendment to its facility agreement, according to which the $101 million outstanding as of December 31, 2014 currently carries an annual interest rate of USD LIBOR plus 3.90% (“Facility Agreement”). The principal payments’ schedule of said loan is $10 million during 2015, $14 million during 2016, $56 million during 2017 and approximately $21 million during 2018.

 We have registered liens in favor of the State of Israel and the banks on substantially all of our present and future assets, including on our subsidiaries’ equity holdings and all our contracts.

According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, Lender Banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by Lender Banks (which as of December 31, 2014 amounted to approximately $101 million) plus penalties, and Lender Banks would be entitled to exercise the remedies available to them under the amended Facility Agreement, including enforcement of their liens against all of Tower's assets.

Under the terms of the amended Facility Agreement, among others, (i) there are covenants on changes of ownership which generally require that Kenon holds a minimum of approximately 3.2 million of our ordinary shares, and that  Kenon nominate a majority of our board of directors (subject to exceptions including the exclusion for the purpose of this calculation of the external directors and 1 independent director under Nasdaq Marketplace rules); (ii) subject to certain exceptions, Tower is restricted from assuming liability for indebtedness or other obligations of its subsidiaries, and is restricted from providing guarantees for its subsidiaries; (iii) subject to certain exceptions Tower cannot invest in, finance, loan or transfer any amounts to, any of its subsidiaries or otherwise expend any funds in the operation of its subsidiaries, and (iv) additional conditions and covenants, including restrictions on incurring new debt and new equity investments by Tower and a prohibition on the distribution of dividends. Following Kenon’s announcement that it has decided to pursue a change of holding that will affect its shareholdings in Tower (whether by distribution of shares to Kenon’s shareholders and/or in any manner), and in the event such a change of holding is executed to the extent it will conflict with (i) above, a consent or a waiver will be required from the Lender Banks in order to avoid an event of default under the Facility Agreement.

Investment Center Grants

In February 2011, we received an official approval certificate (“ktav ishur”) from the Israeli Investment Center, for an expansion program for investments in fixed assets in Israel, according to which we received approximately $36 million, for eligible investments made by Tower from 2006 to 2012. Final investments report was filed and pending final approval of the Israeli Investment Center.

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

For information in regards to the grants programs, see Note 8B to the 2014 annual consolidated financial statements included in this report.

Other Recent Financing Transactions

Tower Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures, which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, and which are repayable in two equal installments in December 2015 and December 2016. As of March 31, 2015, the aggregate outstanding amount of such debentures was approximately $35 million as compared with $197 million as of December 31, 2014, following conversions to shares totaling $162 million which occurred in the first quarter of 2015, including an accelerated conversion offer of our Series F Debentures for ordinary shares, or the Exchange Offer, under which we converted approximately NIS 300 million principal amount of our Series F Debentures for 8.6 million ordinary shares.

As of March 31, 2015, the aggregate outstanding amount of such debentures is approximately $35 million. Any outstanding debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share.

For more information regarding Tower’s debentures, see Note 13 to the 2014 annual consolidated financial statements included in this report.

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

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz and its subsidiaries. The Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Borrowing availability under the Credit Line Agreement as of December 31, 2014, was approximately $54 million of which approximately $24 million has been utilized as of such date (including $19 million through loans and approximately $5 million through letters of credit).  As of December 31, 2014, Jazz was in compliance with all the covenants under this facility. Jazz’s debt and obligations, including its obligations pursuant to the Credit Line Agreement, are not guaranteed by Tower.

Notes Issued by Jazz in 2010

 In July 2010, Jazz issued notes in the principal amount of approximately $94 million due 2015 (the “2010 Notes”). Interest on the 2010 Notes was a rate of 8% per annum was payable semiannually.

As of December 31, 2014, approximately $45 million in principal amount of the 2010 Notes were outstanding. As of January 7, 2015, the 2010 Notes were fully redeemed through: (i) an early redemption of approximately $45 million outstanding amount, as permitted by the terms of the indenture governing the 2010 Notes, completed in January 2015; and (ii) the 2014 Exchange Agreement as described in “Jazz 2014 Notes” below.

Jazz 2014 Notes

In March 2014, Jazz, together with certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain 2010 Notes holders (the “2014 Participating Holders”) according to which Jazz issued new un-secured convertible senior notes due December 2018 (the “2014 Notes”) in exchange for approximately $45 million in aggregate principal amount out of the 2010 Notes that were originally due June 2015.

In addition, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers agreed to purchase $10 million aggregate principal amount of 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled through cash or ordinary shares of Tower, in which event the conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz,  and are effectively subordinated to all existing and future secured indebtedness of Jazz, including Jazz’s up to $70 million secured Credit Line Agreement with Wells Fargo, to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are jointly and severally guaranteed on a senior unsecured basis by Jazz’s domestic subsidiaries. The 2014 Notes are not guaranteed by Tower.

 As of December 31, 2014, approximately $58 million principal amount of 2014 Notes was outstanding.

For additional information regarding the Jazz 2014 Notes, see Note 13 to the 2014 annual consolidated financial statements included in this report.

GE Credit Line with TJP

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $40 million). Loans under this credit line carried an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum.

In 2014, as part of the cessation of operations of TJP, the loan was fully repaid and the contract has been terminated.

Long Term Loan Agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT)

 In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd (BOT), under which it has borrowed approximately 8.8 billion Japanese Yen (approximately $74 million as of December 31, 2014).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019. The loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

Our Operations in Japan

For details regarding the acquisition of TPSCo and restructuring our operation in Japan, see Notes 3 and 4 to the annual consolidated financial statements for the year ended December 31, 2014 included in this report.

During 2014, the Company decided to restructure its business and activities in Japan. In connection with this restructuring, Tower acquired 51% of the shares of TPSCo from Panasonic, to which Panasonic transferred license use rights of its semiconductor wafer manufacturing process and transferred its capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami CD and Arai), in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7.4 million.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to approximately $181 million. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition in the amount of approximately $166 million.

As part of the acquisition of TPSCo, Tower, TPSCo and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities infrastructure from Panasonic; and (iv) TPSCo will receive services from Tower including marketing, sales, general and administration services.  In June 2014, Panasonic transferred its shares in TPSCo and its rights and obligations under the relevant ancillary agreements to PSCS, its wholly-owned subsidiary.

In connection with the restructuring of the Company’s business and activities in Japan, the operations of TJP’s fab ceased. As a result,  the  agreements with vendors and others,  including TJP’s work force, were terminated and TJP’s fab equipment was sold. In addition, the Company moved certain customers and products from TJP to the Company’s other fabrication facilities in Japan, US and Israel.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2014, 2013 and 2012 were $51.8 million, $33.1 million and $31.1 million net of government participation of $0.6 million, $0.4 million and $1.8 million respectively. Tower also incurred costs in connection with the transfer of technology for use in Fab 2, some of which has been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003  (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D.	TREND INFORMATION

The Company operates in the semiconductor industry. The semiconductor industry has historically been highly cyclical on a seasonal and long-term basis. From the second half of 2009 to date, the semiconductor industry has experienced accelerated growth rates and high utilization rates.

On a long-term basis, the market fluctuates, cycling through periods of weak demand, production excess capacity, excess inventory and lower sales prices and periods of strong demand, full capacity utilization, product shortages and higher sales prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently supporting process geometries of 35-nanometer and below and wafer sizes of 300-mm. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products and increasing underutilization of fabs that are limited to manufacturing larger geometry products, which results in less profitability for manufacturers of larger geometry products. However, our strategy to focus on specialty technologies within the nodes we have enables us to achieve higher product selling prices as compared to the manufacture of plain vanilla platform products such as other manufacturers in the industry. The Company currently offers process geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers and 65 nanometer and 45 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies to address the key product attributes that make its customers’ products more competitive.

Another  key element of our strategy is to target large, growing and diversified end markets. We  target end markets characterized by high growth and high performance for which we believe our specialty process technologies have a high value proposition, including the wireless and high-speed wireline communications, consumer electronics, automotive and industrial markets. For example, we believe that our specialty process technologies can provide performance and cost advantages over current GaAs and CMOS solutions in the realization of switches and power amplifiers for wireless handsets. In addition, we continue to grow and diversify our business by attracting new customers and expanding our customer base.

During recent years, we have accelerated our plans to expand our manufacturing capacity. We have significantly increased our capacity in Fab 1, Fab 2 and Fab 3 and acquired fabs in Japan (for more details see “Our Operations in Japan”),  to meet our customers’ demand. We are focused on a achieving successful integration of all our fabs and increasing the utilization of the acquired fabs by attracting new customers and opportunities. We also seek to  maintain capital efficiency by leveraging our capacity and manufacturing model to ensure  cost-effective manufacturing.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilitie(1)	166,931	166,931	--	--	--	--	--
Loans from banks (2)	206,616	14,629	39,236	80,023	62,207	10,521	--
Debentures (3)	357,291	170,429	116,893	4,665	65,304	--	--
Operating leases	58,978	16,776	15,494	12,409	11,326	2,973	--
Construction & equipment purchase agreements (4)	7,823	7,823	--	--	--	--	--
Other long-term liabilities	15,865	4,129	746	839	923	989	8,239
Purchase obligations	31,684	12,373	10,680	6,686	1,145	800	--
Total contractual obligations	845,188	393,090	183,049	104,622	140,905	15,283	8,239

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of agreements with the banks.
(3)	Debentures include total amount of principal and interest payments for the presented periods.
As of December 31, 2014 approximately $255 million of such debentures were convertible into ordinary shares, of which $162 million has already been converted during the first quarter of 2015.
(4)	Construction & equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $8 million in standby letters of credit and guarantees.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2014, amounted to approximately $11.7 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart. The table above reflects our commitments and contingencies which are known to us as of December 31, 2014. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof, including the $162 million accelerated conversion of Series F Debentures that occurred in the first quarter of 2015, are not included in this table and actual payments may vary significantly from those presented above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2015.
Officer	Senior Managements’ Name	Age	Title
A	Russell C. Ellwanger	60
Chief Executive Officer of Tower,  and  Chairman of the Board of Directors of its wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. Jazz Semiconductor, Inc. and TowerJazz Panasonic Semiconductor Co., Ltd.

B	Oren Shirazi	45	Chief Financial Officer, Senior Vice President of Finance
C	Dr. Itzhak Edrei	55	President
D	Rafi Mor	51	Chief Operating Officer
E	Dalit Dahan	46	Senior Vice President of Human Resources and IT
F	Nati Somekh	39	Senior Vice President, Chief Legal Officer and Corporate Secretary
G	Yossi Netzer	50	Senior Vice President of Corporate Planning
H	Dr. Marco Racanelli	48	Senior Vice President and General Manager of RF/High Performance Analog and Power Business Groups, General Manager of US Aerospace & Defense Business Group and Newport Beach Site Manager
I	Ilan Rabinovich	58	Vice President of Quality and Reliability
J	Ephie Koltin	53	Former Chief Operating Officer
	Directors’ Name	Age	Title
K	Amir Elstein	59	Chairman of the Board
L	Sagi Kabla	38	Director
M	Yoav Doppelt	46	Director
N	Kalman Kaufman	69	Independent Director
O	Alex Kornhauser	68	Independent and External Director
P	Dana Gross	47	Independent Director
Q	Ilan Flato	58	Independent and External Director
R	Rami Guzman	76	Director

As required by the Israeli Companies Law, 1999 (the “Israeli Companies Law”), during 2013, we adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits, see Item 6B below. Specified below is the individual data outlining the actual compensation granted to our five most highly compensated officers and directors with respect to the year ended December 31, 2014 (collectively referred to herein as the “Covered Officers”). The Covered Officers, consist of A, K, H, C and J who were granted total compensation (in cash and/or in equity values, including employer’s cost) with respect to the year ended December 31, 2014 in the total amount of $6.8 million, including value of equity vehicles such as options as described below, as well as employer’s cost of all social benefits and expenses reimbursement.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc., Jazz Semiconductor, Inc. and TowerJazz Panasonic Semiconductor Co., Ltd., and a board member of TowerJazz Japan, Ltd.    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Oren Shirazi has served as our Chief Financial Officer and Senior VP Finance since November 2004.  Mr. Shirazi serves as a board member of Jazz Semiconductor, Inc.  Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998.  Prior to joining us, Mr. Shirazi was employed as an audit manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel).  Mr. Shirazi is a Certified Public Accountant in Israel (CPA).  He has an MBA from the Graduate School of Business of Haifa University with honors and a B.A. in economics and accounting from the Haifa University.

Dr. Itzhak Edrei has served as our President since November 2011 after serving as Executive Vice President of Business Groups since September 2008 and as Senior Vice President of Product Lines and Sales since August 2005. Dr. Edrei serves as a board member of Jazz Semiconductor, Inc. and TowerJazz Panasonic Semiconductor Co., Ltd.  From August 2001 to August 2005 Dr. Edrei served as Vice President of Research and Development, having served as Director of Research and Development since 1996.  From 1994 to 1996, Dr. Edrei served as our Device and Yield Department Manager.  Prior to joining Tower, Dr. Edrei was employed by National Semiconductor as Device Section Head.  Dr. Edrei earned his Ph.D. in physics from Bar Ilan University and his post-doctorate from Rutgers University.

Rafi Mor was appointed as Chief Operation Officer of TowerJazz in August 2014.  Mr. Mor serves as a board member of Jazz Semiconductor, Inc. and TowerJazz Panasonic Semiconductor Co., Ltd. Previously Mr. Mor served as Chief Executive Officer of TowerJazz Japan from  October 2011, after serving as Senior Vice President and General Manager of Jazz Semiconductor (Tower’s wholly-owned subsidiary) Newport Beach, California site since September 2008. In October 2010, Rafi was nominated to be the manager of our Newport Beach Fab, in addition to his GM role. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds an MA and B.A. in chemical engineering from Ben Gurion University.

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

Dr. Marco Racanelli was appointed Newport Beach Site Manager in April 2014 and also serves as Senior Vice President & General Manager, Power Business Group since June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group since September 2008. Previously, he served as Vice President of Technology & Engineering, Aerospace & Defense General Manager for Jazz Semiconductor. Prior to Jazz, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor since 1996 in the area of technology development where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology, and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli received a Ph.D. and a M.S. in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. in Electrical Engineering from Lehigh University. He holds over 35 U.S. patents.

Ilan Rabinovich was appointed Vice President of Quality and Reliability and General Manager of CMOS Business Unit in January 2015, Previously Mr. Rabinovich served as Vice President, Customer Support and General Manager, CMOS Business Unit from December 2009. Prior to joining TowerJazz, from 2005 to 2009, Mr. Rabinovich served  as Vice President of Operations, Opto Fab, Vishay Ltd. (formerly CyOptics Ltd.), a subsidiary of Vishay Intertechnology.  From 2000 to 2005, Mr. Rabinovich served as President and Vice President of Product Development at CyOptics Ltd. From 1995-2000, Mr. Rabinovich worked as a Process Engineering Manager and Director of Engineering for Tower Semiconductor Ltd. From 1983 to 1995, Mr. Rabinovich held various engineering and management positions in National Semiconductor Company and in Tower Semiconductor, Israel. Mr. Rabinovich holds a M.Sc. in Physics from Tel Aviv University and a B.Sc. in Physics and Mathematics from Hebrew University, Jerusalem.

Ephie Koltin served as Chief Operating Officer until mid-2014, after serving as Executive Vice President of Worldwide Operations since June 2009 and as Vice President of Business Development since January 2009.  Mr. Koltin served as a board member of Jazz Semiconductor, Inc. Previously, Mr. Koltin served as Vice President Fab 1 since April 2007, and has served as Test and Facility Manager since January 2008, after serving as Vice President of Business Development since August 2005, as Vice President, General Foundry and Mixed Signal Technology since 2003 and as Senior Director, FAB 2 Process Engineering since 2000.  From 1995 to 1999, Mr. Koltin served in several senior positions as Director, NVM Technology, CIS technology and ERS manager, Fab 1.  Prior to joining Tower, Mr. Koltin was employed at National Semiconductor and the Technion – Israel Institute of Technology.  Mr. Koltin holds a B.Sc. in mechanical engineering and M.Sc. in materials engineering from the Technion – Israel Institute of Technology. During 2014, Ephie ceased to be employed in our company.

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as Director in the Board of Directors of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013. Mr. Elstein serves as Chairman of The Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Sagi Kabla has served as a director since December 2013. Mr. Kabla is serving as Senior Director of Business Development, Strategy and IR of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013, and has been with Israel Corp. since March 2011. He previously held several advisory and corporate finance executive positions in Israeli based branches of international firms. Mr. Kabla led various advisory and corporate finance activities in the technology, energy and natural resources industries. Mr. Kabla holds MBA (Finance) from COMAS, B.A. degree in Economics and Accounting from Bar-Ilan University and is a qualified as CPA (Isr.).

Yoav Doppelt has served as a director since October 2011. Since 2014, Mr. Doppelt is the Chief Executive Officer of Kenon Holdings, a major shareholder of the Company. Previous to that, he was the Chief Executive Officer of Ofer Investments Group, an affiliate the company and of Israel Corp, which has been a major shareholder of the Company. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the boards of directors of a number of companies, including Israel Corporation Ltd., Lumenis Ltd, Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd. and RayV Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. Mr. Doppelt has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion – Israel Institute of Technology and an MBA degree from Haifa University.

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

Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc. since March 2009.  Mrs. Gross was the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  Since 2012, Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  Since 2009, Mr.  Flato has served as director in two Provident Funds and also as Chairman of the Business Executive of Kibbutz Kfar Blum.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an LL.M from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011. Mr. Guzman is a director in Bank Leumi, a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies.  Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

B.	COMPENSATION

For the year ended December 31, 2014, we paid to all our directors and senior management described in Item 6A. above, as a group, an aggregate of $6.4 million, in salaries, fees, payments upon termination and bonuses.  The total employer cost for personal vehicle, relocation expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits for such persons was approximately $1.4 million in the year ended December 31, 2014.

As required by the Israeli Companies Law, during 2013, Tower adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits. This compensation policy has been created by the Compensation Committee, recommended for approval by the Board of Directors, which approved it and then approved by the shareholders’ meeting in September 2013. Since the adoption of the compensation policy in 2013, the terms of compensation of the Company's officers and directors are based on this policy. Our compensation policy is performance based and is designed to align our officers’ and directors' interests with those of the Company and its shareholders in order to enhance shareholder value. Its structure allows Tower to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as achieving a positive impact on Company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

In December 2012, Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. Amendment 20 requires, among other provisions, that the board of directors of Israeli publicly traded companies appoint a Compensation Committee comprised of at least three members, that all external directors be members of the Compensation Committee, that the following persons cannot be members of the Compensation Committee: (i) the chairman of the board of directors (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control, (iii) any director who derives his salary primarily from a controlling shareholder, (iv) a controlling shareholder, or (v) any relative of a controlling shareholder, and that the chairman of the Compensation Committee be an external director.

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

Our Board of Directors appointed Mr. Ilan Flato, Mr. Alex Kornhauser and Ms. Dana Gross as members of the Compensation Committee, and Mr. Ilan Flato as chairman of the Compensation Committee. The Compensation Committee has been charged by the board of directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law.  The board of directors also delegated to the Compensation Committee the review and approval of option grants to non-officers.

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

Our compensation committee and board of directors shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law, and in setting the compensation of the officers and directors, the compensation committee and the board of directors consider, among other things, the following factors:

•	the educational background, professional experience and achievements of the officer or director;

•	the officer or director's position, responsibilities and prior salary and compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the officer or director's expected contribution to the Company’s future growth and profitability;

•	global competition and environment in which the Company operates and recruits employees;

•
the relationship between the compensation paid to the officer or director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any other requirements prescribed by applicable law from time to time.

The policy’s objectives and goals are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to our short term as well as mid-tem and long-term success and in order to provide a leadership role for the Company, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to our unique position as an Israeli company with a global footprint, we aim to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent.

To that end, the compensation policy is designed, among others:

o	To align the interests of the officers and directors of the Company with those of Tower and its shareholders in order to enhance shareholder value;

o	To provide the officers and directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

o	To maintain and increase the level of motivation and ambition;

o	To provide appropriate awards for superior individual and corporate performance;

o	To improve the business results and increase income and profitability over time; and

o	To support the implementation of the Company's business strategy.

Compensation instruments under our Compensation Policy may include the following:

•	Base salary;

•	Benefits and perquisites;

•	Performance-based cash bonuses;

•	Equity based compensation; and

•	Retirement, termination and other arrangements.

Our Compensation Policy aims to optimize the mix of fixed compensation and variable compensation  (both as defined therein) in order to, among other things, appropriately incentivize office holders to meet our goals while considering our management of business risks, and sets maximum ratios between the two types of compensation elements.

Under our Compensation Policy, the Board of Directors shall have the discretion to unilaterally reduce an office holder’s variable compensation.

All compensation arrangements of office holders are required to be approved in the manner prescribed by applicable law (including shareholder approval in certain cases – see Item 10 Additional Information -  "The Companies Law"). In accordance with our Compensation Policy, office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

The base salary varies between the different officers and directors, and is individually determined according to the past performance, educational background, place of residence, professional experience, qualifications, specializations, role, business responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the Compensation Policy Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Base salary (gross) granted by the Company to the Covered Officers A, K, H, C and J with respect to the year ended December 31, 2014, amounted to $0.68 million, $0, $0.3 million, $0.3 million and $0.2 million, respectively. Officers and directors will be entitled to social and other benefits as per applicable law and based on the practice of peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, global market and local market practice and applicable law. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company. The cost to the Company of such social and other benefits granted  to the Covered Officers A, K, H, C and J with respect to the year ended December 31, 2014, amounted to $0.13 million, $0, $0.06 million, $0.15 million and $0.14 million, respectively. In addition, when relevant, and subject to approval of the Compensation Committee, the Board of Directors and the Company's shareholders as may be required under applicable law, certain Covered Officers are entitled to relocation related and reimbursement expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis. Such relocation related and reimbursement expenses granted to the Covered Officers A, K, H, C and J with respect to the year ended December 31, 2014, amounted to $0.28 million, $0, $0, $0 and $0, respectively.

For purposes of attracting high quality personnel, we may offer an officer or director a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the officer's or director's  annual base salary. No such payment or accrual was made or earned in 2014.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The Compensation Policy sets forth a pre-defined mechanism which includes bonus criteria based on measurable components and  the weight of each component (in percentage terms) of each group of component measures as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded for the component.  Office holders may also receive a special bonus for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below. The cash bonus gross amounts granted by the Company to the Covered Officers A, K, H, C and J during the year ended December 31, 2014, amounted to $1.23 million, $0, $0.1 million, $0.44 million and $0.22 million, respectively, considering the successful execution of the Panasonic transaction.

The equity based compensation offered by us is intended to be in a form of stock options and/or other equity forms, such as restricted stock units (or "RSUs"), in accordance with our equity based compensation policies and programs in place from time to time and in accordance with the compensation policy.  Equity based compensation awarded by us shall not be in excess of 10% of our share capital on a fully diluted basis.  The equity based compensation, shall be granted automatically as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, professional experience, qualifications, specializations, role, personal responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith, and subject to legal limitations. As a general policy, options for our officers and directors shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be subject to time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.  We will calculate the fair market value of the equity based compensation for the officers and directors, at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.  The aggregate three year value of such calculated fair market value shall not exceed, (i) for an officer (not a director) three annual base salaries of such office holder, and (ii) for a director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be as set forth in Section 14 of the compensation policy. The exercise price of options granted to the office holders shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The options may contain a mandatory exercise provision for vested options which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  The expiration of options granted to such officers shall be seven years from date of grant. In addition, the members of Tower's Board may be granted equity based compensation which shall vest over a period of 3 years, and which in the aggregate shall not exceed, with respect to each director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be in accordance with the above described terms. The chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis (together with reimbursement of expenses) in accordance with our policy as approved by the Compensation Committee and Board of Directors.

Total value of equity based compensation granted to the Covered Officers A, K, H, C and J during the year ended December 31, 2014 (calculated based on the Black and Scholes economic model for all awarded equity based compensation granted to said Covered Officers during 2014), amounted to $0, $1.8 million, $0.67 million, $0 and $0, respectively.

We may provide officers (not including directors) with a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which they may be entitled to all of the compensation elements, and to the continuation of vesting of their equity based compensation.  Officers (not including directors) shall provide us with prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, such officers may be requested to remain on our payroll and provide services to us.  During this period, such officers shall be paid their base salary and benefits and may be entitled to a partial or full annual bonus, based on their actual period of service or employment within this period, and based on the Company's performance during the period, the contribution of the office holder to achieving our targets and profits and the circumstances of the termination.  Upon resignation, such officers who are Israeli employees may receive severance pay according to Israeli law. All other employees shall receive severance pay according to the applicable local laws.  Upon dismissal, office holders who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to such officers for the aforementioned severance compensation shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to such officer in accordance with the local labor law. The termination compensation (including redemption of accrued vacation days) provided to the Covered Officers A, B, C, D and E with respect to the year ended December 31, 2014 amounted to $0, $0, $0, $0 and $0.15 million, respectively.

Under the Compensation Policy, the Company may grant its officers (not including directors) a change of control bonus, subject to receipt of applicable corporate approvals as required by law. The change of control bonus would allow for a bonus in connection with a corporate transaction involving a change of control and subject to the termination of such officer upon the change of control. The change of control bonus may be in an amount of up to one annual base salary and acceleration of all unvested options for exercise for the Company's chief executive officer and in an amount of up to nine (9) months' base salary and acceleration of all unvested options for exercise for the other officers (excluding directors).  No such payment or accrual was made or earned in 2014.

In connection with a corporate transaction involving a change of control, the chairman of the board and other directors may be entitled to acceleration of all unvested options for exercise.

The CEO is eligible for a termination grant upon termination of his employment.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment, his service and employment conditions in the course of said period, our performance during the period, his contribution to the achievement of our targets and profits and the circumstances surrounding the termination of employment. No such payment or accrual was made or earned in 2014.

In September 2013, our shareholders approved certain amendments to the employment agreement of our CEO, including an increase to our CEO’s base salary to $680,000 per annum (in addition to expenses reimbursement, options grants and other compensation components to which he was entitled before)  and a performance-based bonus that shall not exceed 225% of our his annual base salary. For further details, see Tower’s proxy statement to its shareholders filed on July 30, 2013.

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

Share Option Plans

Tower’s 2013 Share Incentive Plan (the "2013 Plan")

As set forth in the Company’s approved Compensation Policy, in 2013, the Company adopted a new share incentive plan to directors, officers, employees and its subsidiaries’ employees (the "2013 Plan"). Options to be granted under this plan will bear an exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date. As of December 31, 2014, approximately 3.5 million options were outstanding under the 2013 Plan to our directors and senior management of which approximately 0.8 million were outstanding to our CEO and approximately 0.6 million were outstanding for our Chairman (in addition to 0.3 million and 0.8 million granted to them, respectively, prior to the 2013 Plan).  Further grants may be approved in accordance with a decision of the Board of Directors of the Company.

In January 2014 our shareholders approved the grant of 620,431 options to our chairman of the board of directors under the 2013 Plan in accordance with the Company’s approved Compensation Policy. This grant was approved by our shareholders in January 2014 following approval by the Compensation Committee and Board in 2013.   The options have a three year vesting schedule vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant and are not exercisable beyond seven years from the grant date.

In April 2015, our shareholders approved the grant of 10,000 options to each of Ilan Flato, Alex Kornhauser, Rami Guzman, Dana Gross, Sagi Kabla and Kalman Kaufman under the 2013 Plan, in accordance with the Company’s approved Compensation Policy, The options have a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant and are not exercisable beyond seven years from the grant date. The exercise price of these options shall be calculated based on the average closing price of Tower's ordinary shares as quoted on the NASDAQ market during the 30 trading days prior to the date of the grant but shall not be lower than the nominal value of Tower's ordinary shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in the option plan. The options so granted shall expire seven (7) years from date of grant.

In addition, the Compensation Committee and Board approved to amend the 2013 Plan under which the employees shall not be liable to pay the nominal price of the shares underlying the RSUs.

For further information concerning our employee stock option plans and outstanding employee stock options, see Note 17B to the consolidated financial statements for the year ended December 31, 2014 included in this report.

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

The initial term of an external director is three years and may be extended twice for additional three year terms, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of votes of shareholders who do not have a personal interest in the appointment (other than an interest solely as a result of an affiliation with a controlling shareholder) or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted Amendment 26 to the Companies Law, effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved as provided in sub-section (i) above. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital  Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to re-election in such manner described above: (1) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company; and (2) prior to the approval of the reelection of the external director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term. External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

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

Under the Companies Law, the board of directors must appoint an internal auditor, who is recommended by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an interested party, or a relative of an office holder or interested party, and he may not be the company’s independent auditor or its representative. Joseph Ginossar of Fahn Kanne, an affiliate of Grant Thornton International, serves as our internal auditor.

In December 2012, the recently adopted Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. see Item 6B above.

D.	EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2014	2013	2012
Process and product engineering, R&D and design	917	848	866
Manufacturing and operations	2,431	1538	1,602
Manufacturing support	293	239	209
Sales and marketing, finance & administration..	270	194	218

Total	3,911	2,819	2,895

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

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. TJP does not cover the termination liability through deposits to benefit funds. Following the cessation of operations in TJP and the termination of employees, the accrued retirement was fully paid to employees by February 2015.

Most of TPSCo’s employees at its Japan fabs are represented by a union and covered by a collective bargaining agreement. TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefits funds that are responsible to invest the funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan.

E.	SHARE OWNERSHIP

As of April 08, 2015,our directors and senior managers held options to purchase an aggregate of 4.7 million of our ordinary shares.  These options have an average exercise price of $5.8 per share and the options expire between 2016 and 2022. No individual director or senior manager beneficially owns 1.00%  or more of our outstanding ordinary shares, except our CEO, who beneficially owns 1.37% of our outstanding shares and our chairman of the board of directors who beneficially owns 1.79% of our outstanding shares, as of March 31, 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following set forth information, as of May  7, 2015 unless otherwise noted below, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, approximately 77 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Kenon Holdings Ltd. (3)	25.05%	18.71%
Rima Senvest Management (4)	5.40%	3.95%

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

(3)
Based on schedule 13D/A filed by Kenon on May 7, 2015 it has as of May 1, 2015  approximately 18.0 million shares, in addition to warrants exercisable to acquire approximately 1.67 million shares and 2,668 Ordinary Shares issuable upon the exercise of options.

(4)	Based on information provided by Rima Senvest Management as of March 31, 2015 it had approximately 4.1 million shares and debentures (Series F) convertible into approximately 0.03 million shares.

Tower's major shareholders do not have different voting rights from their shares holding percentage.

 As of March 31, 2015, there were a total of 14 holders of record of our ordinary shares, of which 9 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 41.0% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 41% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.	RELATED PARTY TRANSACTIONS

For information related to transactions with related parties see Note 21 to the consolidated financial statements.  The table presented in Note 21 includes $14.9 million relating to electricity purchased from an affiliated company of a major shareholder.

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

No significant change has occurred since December 31, 2014, except as disclosed in this annual report.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
April 2015	17.98	14.38	70.65	58.90
March 2015	18.29	16.16	73.79	63.80
February 2015	16.84	13.01	63.79	50.45
January 2015	16.59	12.41	64.21	49.90
December 2014	14.26	12.32	56.00	48.10
November 2014	13.33	9.78	50.48	36.83
First quarter 2015	18.29	12.41	73.79	49.90
Fourth quarter 2014	14.26	8.64	56.00	32.90
Third quarter 2014	12.26	9.07	43.78	30.74
Second quarter 2014	10.06	7.56	34.68	26.02
First quarter 2014	9.64	5.44	32.88	19.20
Fourth quarter 2013	7.53	3.85	22.70	13.40
Third quarter 2013	5.18	4.15	18.37	14.65
Second quarter 2013	7.85	4.60	28.66	15.83
First quarter 2013	8.67	6.16	32.40	22.72
2014	14.26	5.44	56.00	19.20
2013	8.67	3.85	32.40	13.40
2012*	15.30	6.75	57.90	27.58
2011*	23.10	9.00	82.41	34.05
2010*	28.05	14.85	105.29	55.65

* Adjusted to reflect the reverse share split of our outstanding ordinary shares in a ration of 1:15, effected in August 2012.

ITEM 10.	ADDITIONAL INFORMATION

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

Companies Law Amendments

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014 and Amendment 26 which came into effect at the end of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation.

 The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions in Item 10 “The Companies Law” and Item 6.B. Additional changes to the Companies Law pursuant to these recently passed amendments include:

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

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officers is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.  The Company is currently in the process of implementing an internal enforcement plan to allow for a higher level of monitoring compliance with the Israeli Securities Law.

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

In June 2011, each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on August 11, 2011.  In addition, our approved Compensation Policy states that we shall indemnify our directors and executive officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the executive officer, as provided in the exemption and indemnification agreement between such individuals and the Company, all subject to applicable law.

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

Material Contracts

For information regarding material contracts see Notes  3, 4, 8, 12, 13, 15, 16 and 17 to our consolidated financial statements for the year ended December 31, 2014 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSCo Agreements

In December 2013, we signed a definitive agreement with Panasonic to create a new company (TPSCo) in Japan to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities (Uozu E, Tonami CD and Arai E) in Hokuriku, Japan.

In accordance with said agreement, upon closing the transaction in March 2014, Panasonic transferred its semiconductor wafer manufacturing process and 8 inch and 12 inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into a manufacturing agreement for a period of at least five years of volume production.  We received 51% of the shares of TPSCo (with PSCS holding the remaining shares), and as consideration for our 51% equity holding in TPSCo, at the closing of the transaction, we issued to Panasonic 870,454 of our ordinary shares valued at approximately $7.4 million.

Several agreements were signed between Tower and/or TPSCo and Panasonic.

A shareholders’ agreement was signed by Tower and Panasonic, stating, among others, that Panasonic understands that the number of products to be manufactured for Panasonic by TPSCo will not be less than the minimum number of Panasonic products to be ordered by Panasonic per month as set forth in the agreement.

A manufacturing agreement was entered into between Panasonic and TPSCo which sets forth the terms under which TPSCo shall operate its fabs and manufacture semiconductor device wafer products for Panasonic. Panasonic will order such products by providing TPSCo with a six month rolling forecast.  The quantities set forth in such forecast shall be fully binding with respect to specific lead times (determined per each category of products). Panasonic will pay for such products (provided they meet specified yield rates) based on the pricing specified in the agreement.  The initial term of the manufacturing agreement is five years and thereafter it will renew for consecutive one year periods unless written notice is received terminating the agreement.

An intellectual property license agreement was entered into between Panasonic and TPSCo, to which Tower is a third party beneficiary, sets forth the terms pursuant to which Panasonic granted TPSCo a license to use Panasonic’s intellectual property rights to manufacture products for Panasonic and other third parties during the term of the agreement. The license to manufacture products for Panasonic is royalty free while TPSCo is required to pay royalties pursuant to the license agreement when manufacturing products for third parties.  Under the terms of the agreement, TPSCo is allowed to sublicense the licenses granted to Tower and other third parties, subject in certain cases to the prior written consent of Panasonic, and subject to payment of royalties. The initial term of the agreement shall be for five years and may be extended with the parties’ consent.

A business transfer agreement was entered into between Panasonic and TPSCo designates the mechanism and process pursuant to which Panasonic assigned and transferred the joint venture assets, including the three fabrication facilities and their underlying assets, to TPSCo.

In addition to, and in connection with such transactions, additional ancillary agreements were entered into at the closing between Panasonic, TPSCo and/or Tower. In June 2014, Panasonic transferred its shares in TPSCo and its rights and obligations under the relevant ancillary agreements to PSCS, its wholly-owned subsidiary.

For details concerning Tower's Facility Agreement with the Lender Banks and its debentures’ related contract, as well as Jazz’s credit line and its notes related contracts, see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources."

For details concerning Tower's long term loan agreement with JA Mitsui Leasing, Ltd and Bank of Tokyo (BOT), see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources – Long Term Loan Agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT)."

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

An additional income tax at a rate of 2% will be imposed on high earners individuals whose annual income or gain exceeds NIS 811,560.

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 26.5%.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our debentures are, in general, subject to Israeli tax of up to 25% (which would be withheld at source) if received by an individual.  However, tax at the marginal rate (up to 50%), if one of the following applies:

a.	if the interest or OID are business income in the hands of the recipient,

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

•
A company can enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment. The approval of “Preferred Enterprise” status by either the Israeli Tax Authorities or the Investment Center will be accepted by the other. Therefore a Preferred Enterprise may be eligible to receive both tax incentives and government grants, under certain conditions.

•	Under the transition provisions, any tax benefits obtained prior to 2011 shall continue to apply until expired, unless the company elects to apply the provisions of the new provisions to its income.

“Preferred Income”  is defined as income from a preferred enterprise, as specified below, all less discounts granted, with the condition that the income was produced or arose in the course of the enterprise's ordinary activity in Israel: income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

We do not believe that we satisfied either of the tests for PFIC status in 2014 or in any prior year.  However, there can be no assurance that we will not be a PFIC in 2015 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”.  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities.  For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold.  Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test.  However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

Risk of Interest Rate Fluctuation

We are subject to interest rate exposure (i) in connection with the approximately $101 million debt outstanding as of December 31, 2014 under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 3.9% per annum, (ii) in connection with the approximately $19 million of Jazz's long-term bank loans as such debt bears interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the USD LIBOR rate (as defined in the credit line agreement) plus a margin ranging from 1.75% to 2.25% per annum, and (iii) in connection with the approximately $74 million of TPSCO’s long term loan as such debt bears interest at a rate equal to the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum.

Under current terms of Tower and Jazz loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2014 (from 0.31% to 0.34%), will not have a material effect on our yearly interest payments in 2015. Under current terms of the TPSCo loans, we have determined that a 10% upward shift in the TIBOR rate at December 31, 2014 (from 0.27% to 0.3%), will not have a material effect on TPSCo’s interest payments in 2015.

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

We have market risk exposure to changes in interest rates on our debt obligations with floating interest rates.  We have entered into debt obligations to support our capital expenditures and needs.  From time to time we enter into interest rate collar agreements to modify our exposure to interest rate movements and to reduce our borrowing costs.  These agreements limit our exposure to the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a limited variable rate. As of December 31, 2014, we had no such open transactions.

Foreign Exchange Risk

We are exposed to the risk of fluctuation in the US dollar to NIS exchange rate with respect to Tower's debentures Series D issued in 2007. As of December 31, 2014 the outstanding principal amount of these debentures Series D was approximately $12 million. Debentures Series D bear annual interest at the rate of 8%. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will increase as well.

From the date of the issuance of Series D in the second half of 2007 until December 31, 2014, the Israel consumer price index increased by approximately 21% and the US dollar depreciated against the NIS by approximately 10%.

We are exposed to the risk of fluctuation in the USD to Japanese Yen exchange rate with respect to the 8.8 billion JPY loan of TPSCo denominated in JPY.

Series F debentures issued in 2010 and 2012, are fully linked to the USD and bear annual interest at the rate of 7.8%. The 2014 Notes issued by Jazz are denominated in USD and bear annual interest at the rate of 8%.

Therefore, we are not subject to cash flow exposure to interest rate fluctuations with respect to debentures Series D, debentures Series F or to Jazz 2014 Notes. However, in the event that the actual market interest rates are lower than the interest rate provided under the debentures or notes, our actual finance costs would be higher than they otherwise could have been had our debentures or notes provided for interest at a floating interest rate.

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time, into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

The realized profit from these transactions for the year ended December 31, 2014 was recorded in the statements of operations. As of December 31, 2014 there were no open exchange rate agreements. As of March 31, 2015, there were approximately $50 million outstanding in such transactions to hedge NIS fluctuations against the USD until January 2016.

Unrealized gain/loss from these transactions will be recorded to other comprehensive income. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable.

Revenue from Panasonic in TPSCo are denominated in Japanese Yen, and most of the expenses of TPSCo are in Japanese Yen, which limits the exposure of  fluctuations of the USD to Japanese Yen exchange rate on the TPSCO’s results (the  impact  on the revenue will be mostly offset  by the impact  on the expenses).

Assuming a 10% appreciation of the NIS against the US dollar on December 31, 2014 (from 3.89 to 3.500), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors, debentures and liabilities in regard to employees) would be higher by approximately $5 million.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Risks Related to Obligations Indexed to our Own Securities and market yields fluctuations.

Under US GAAP, certain of our obligations (including warrants to issue shares), convertible into our ordinary shares, are not part of our shareholders’ equity and are either carried at fair value in its entirety or its equity component is carried at fair value. The effect of carrying such obligations at fair value is that the value of the obligations increases as our share price increases. This may significantly increase our non-cash financing expenses, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereto. As for December 31, 2014, an immaterial amount of our warrants were carried at fair value.

Non-cash financing expenses related to debentures Series F and acceleration of the non cash financing expenses due to conversions

See under “Risk Factiors”. “Fluctuations in the market price of our traded securities, including our share and debenture price, may significantly affect our reported GAAP non-cash financing expenses and our ability to issue new securities. “

Non-cash financing expenses related to our Israeli banks loans

In addition, under US GAAP our Israeli banks loans are carried at fair market value based on the prevailing market yields of our securities and based on other similar securities yields available to us. Increase in the yields of our debt securities and other similar securities yield can result in non-cash financing income and vis-versa in case of decrease in the prevailing market yield of our debt securities.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in “Internal Control - Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

As permitted for acquired businesses, the scope of our assessment of the effectiveness of internal control over financial reporting does not include TPSCo., of which a 51% equity stake was acquired on March 31, 2014. TPSCo represented 38% and 38% percent of our consolidated assets and revenues, respectively, as of and for the year ended December 31, 2014. Our assessment of internal control over financial reporting for fiscal year 2015 will include TPSCo.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that two members of our audit committee, Mr. Ilan Flato and Mr. Rami Guzman, are audit committee financial experts under applicable SEC rules and are independent as defined by NASDAQ Marketplace Rules.

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

The following table presents payments fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2014	2013
	(US dollars In Thousands)
Audit Fees (1)	856	561
Audit Related Fees (2)	67	12
Tax Fees (3)	77	53
All Other Fees	--	--
	1,000	626

(1)
Audit Fees consist of fees for professional services rendered for the audit of our financial statements. Services in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K. The main increase is attributed to the audit services in regards to the newly  acquired TPSCo

(2)
Audit-related fees consist of assurance and related services by the principal accountant that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit Fees”. These services include, among others: due diligence services, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting, consent letters for our SEC filings and reporting standards.

(3)   Tax fees consist of fees for tax compliance services and tax returns services.

Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.  All of the non-audit services were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C)of Regulations-X.

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2014 are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

1.1           Articles of Association of the Registrant, approved by shareholders on November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1, File No. 333-126909, “Form F-1 No. 333-126909”).

1.2           Amendment to Articles of Association of the Registrant (approved by shareholders on December 7, 2003) (incorporated by reference to exhibit 4.2 to the Registration Statement on Form S-8 No. 333-117565 (“Form S-8 No. 333-117565”).

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

4.25         Equity Convertible Capital Note, dated April 13, 2014, issued to bank Leumi Le-Israel B.M. (incorporated by reference to exhibit 4.25 to the 2013 20-F).

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

4.36         Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.37         Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4. 38        Equity Convertible Capital Note, dated October 29, 2012, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.38 to the 2012 20-F)

4.39         Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M. (incorporated by reference to exhibit 4.39 to the 2013 20-F).

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

4.45         Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009 (incorporated by reference to Exhibit 4.102 to the 2008 20-F).

4.46         Exchange Agreement dated July 9, 2010 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC, Zazove Associates, LLC and certain holders of Jazz Technologies, Inc.’s 8% Senior Notes due 2011 (incorporated by reference to Exhibit 10.48 to Jazz Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

4.47         Indenture dated July 15, 2010 by and among Jazz Technologies, Inc., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.15 to Jazz Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

4.48         Warrant Agreement dated July 15, 2010 between Tower Semiconductor, Ltd. and American Stock Transfer & Trust Company, LLC as warrant agent (incorporated by reference to Exhibit 4.54 to 2010 20-F).

4.49         Form of Series J Warrant (incorporated by reference to Exhibit 4.55 to 2010 20-F).

4.50         Master Agreement by and among Micron Technology, Inc., Micron Japan, Ltd. and Tower Semiconductor Ltd. dated May 25, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.51         Credit Support and Subordination Agreement, by and among Micron Technology, Inc., Micron Japan, Ltd., Tower Semiconductor Ltd., TowerJazz Japan, Ltd., and TowerJazz Japan, Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.52         Receivables Pledge Agreement, dated March 26, 2015, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

4.53         Shareholder Rights and Restrictions Agreement between Micron Technology, Inc. and Tower Semiconductor Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.54         2013 Share Incentive Plan.

4.55         The Compensation Policy of the Company, filed by us as Annex A to Proposal 1 found in Exhibit 99.1 to the Form 6-K as furnished to the Securities and Exchange Commission on July 30, 2013, and incorporated herein by reference.

4.56         Exchange Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015 (incorporated by reference to Exhibit 4.59 to 2013 20-F).

4.57         Purchase Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015 (incorporated by reference to Exhibit 4.60 to 2013 20-F).

4.58         Indenture dated as of March 25, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.61 to 2013 20-F).

4.59         Registration Rights Agreement dated as of March 25, 2014 by and among Tower Semiconductor, Ltd., and holders of the Jazz Technologies, Inc. 8% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-195200)).

4.60         Joint Venture Formation Agreement among Tower Semiconductor Ltd. and Panasonic Corporation, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.63 Registrant’s Form 20-F/A filed on November 17, 2014).

4.61         Shareholders Agreement between Tower Semiconductor Ltd., Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.64 to the Registrant’s Form 20-F/A filed on November 17, 2014).

4.62         Business Transfer Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.65 to the Registrant’s Form 20-F/A filed on November 17, 2014).

4.63         Manufacturing Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.66 to the Registrant’s Form 20-F/A filed on November 17, 2014).

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

#12.2       Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1       Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2       Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1       Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101        The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2014 and 2013;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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
Russell C. Ellwanger
Chief Executive Officer

May 14, 2015

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

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

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the "Company") and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 22, the consolidated financial statements include a reconciliation of the company's financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
March 4, 2015

F - 1.1

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at TowerJazz Panasonic Semiconductor Co. Ltd (TPSCO), which was acquired on March 31, 2014 and whose financial statements constitute 38% and 38% of the Company's consolidated assets and consolidated revenues, respectively, as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at TPSCO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financing Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 4, 2015 expressed an unqualified opinion on those financial statements.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
March 4, 2015

F - 1.3

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2014	2013

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$187,167	$112,871
Desiganted Interest bearing deposits	--	10,000
Trade accounts receivable	99,166	80,316
Other receivables	5,759	10,943
Inventories	87,873	64,804
Other current assets	14,119	11,480
Total current assets	394,084	290,414

LONG-TERM INVESTMENTS	11,896	14,494

PROPERTY AND EQUIPMENT, NET	419,111	350,039

INTANGIBLE ASSETS, NET	42,037	32,393

GOODWILL	7,000	7,000

OTHER ASSETS, NET	10,018	11,547

TOTAL ASSETS	$884,146	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$119,999	$36,441
Trade accounts payable	98,632	66,358
Deferred revenue and short-term customers' advances	5,478	3,166
Employee related liabilities, inc. Nishiwaki retirement allowance	59,597	25,957
Other current liabilities	16,619	7,994
Total current liabilities	300,325	139,916

LONG-TERM LOANS FROM BANKS	159,776	108,739

DEBENTURES	107,311	208,146

LONG-TERM CUSTOMERS' ADVANCES	6,272	7,187

EMPLOYEE RELATED LIABILITES	16,699	65,337

DEFERRED TAX LIABILITY	75,278	13,611

OTHER LONG-TERM LIABILITIES	22,924	21,703

Total liabilities	688,585	564,639

Ordinary shares	235,117	192,776
Ordinary shares of NIS 15 par value;
Authorized: 150,000 shares
as of December 31, 2014 and 2013, respectively;
Issued: 58,120 and 47,956 shares
as of December 31, 2014 and 2013, respectively;
Outstanding: 58,034 and 47,870 shares
as of December 31, 2014 and 2013, respectively.
Additional paid-in capital	1,137,946	1,084,011
Capital notes	60,704	92,549
Cumulative stock based compensation	50,017	45,380
Accumulated other comprehensive loss	(25,726)	(16,126)
Accumulated deficit	(1,244,007)	(1,248,270)
	214,051	150,320
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	204,979	141,248
Non controlling interest	(9,418)	--
TOTAL EQUITY	195,561	141,248

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$884,146	$705,887

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2014	2013	2012

REVENUES	$828,008	$505,009	$638,831

COST OF REVENUES	764,220	476,900	560,046

GROSS PROFIT	63,788	28,109	78,785

OPERATING COSTS AND EXPENSES

Research and development	51,841	33,064	31,093
Marketing, general and administrative	58,783	42,916	44,413
Nishiwaki Fab impairment	47,472	--	--
Nishiwaki Fab restructuring costs	8,028	--	--
Amortization related to a lease agreement early termination	--	7,464	--
Acquisitions related and reorganization costs	1,229	--	5,789

	167,353	83,444	81,295

OPERATING LOSS	(103,565)	(55,335)	(2,510)

INTEREST EXPENSES, NET	(33,409)	(32,971)	(31,808)

OTHER FINANCING EXPENSE, NET	(55,404)	(27,838)	(27,583)

GAIN FROM ACQUISITION	166,404	--	--

OTHER EXPENSE, NET	(140)	(904)	(1,042)

LOSS BEFORE INCOME TAX	(26,114)	(117,048)	(62,943)

INCOME TAX BENEFIT (EXPENSE)	24,742	9,388	(7,326)

PROFIT (LOSS)	(1,372)	(107,660)	(70,269)

Net loss attributable to non controlling interest	5,635	--	--

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$4,263	$(107,660)	$(70,269)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$0.08	$(2.72)	$(3.17)

Weighted average number of ordinary
shares outstanding - in thousands	51,798	39,633	22,173

DILUTED EARNING PER ORDINARY SHARE

Earnings per share	$0.07

Weighted average number of ordinary
shares outstanding - in thousands	63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

Net loss	$(1,372)	$(107,660)	$(70,269)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	(16,643)	(14,242)	(9,097)

Change in employees plan assets and benefit obligations, net of taxes
$1,774, $1,268 and $1,591 for the years ended December 31, 2014, 2013
and 2012, respectively	(3,860)	2,350	2,440

Unrealized gains (losses) on derivatives	--	(759)	1,090

Comprehensive loss	(21,875)	(120,311)	(75,836)

Comprehensive loss attributable to non-controlling interest	16,538	--	--

Comprehensive loss attributable to the Company	$(5,337)	$(120,311)	$(75,836)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated
	Ordinary	Ordinary	Additional			other	Foreign				Non
	Shares	Shares	paid-in	Capital	unearned	comprehensive	currency	Accumulated	Treasury	Comprehensive	controlling
	issued	Amount	capital	notes	compensation	loss	translatoin	deficit	stock	income (loss)	interest	Total

BALANCE AS OF JANUARY 1, 2012	21,306	$83,020	$820,443	$311,472	$37,089	$(1,637)	$3,729	$(1,070,341)	$(9,072)		$-	$174,703

Changes during the period:

Issuance of shares and warrants	200	796	4,319									5,115
Exercise of options	125	486	52									538
Beneficial conversion feature			109,768									109,768
Employee stock-based compensation					5,737							5,737
Capital notes	767	2,978	3,232	(6,210)								-
Other comprehensive income:
Profit (loss)								(70,269)		$(70,269)		(70,269)
Foreign currency translation adjustments							(9,097)			(9,097)		(9,097)
Change in employees plan assets and benefit obligations, net of taxes						2,440				2,440		2,440
Unrealized gains on derivatives						1,090				1,090		1,090
Comprehensive income										$(75,836)

BALANCE AS OF DECEMBER 31, 2012	22,398	$87,280	$937,814	$305,262	$42,826	$1,893	$(5,368)	$(1,140,610)	$(9,072)		$-	$220,025

Changes during the period:

Issuance of shares and warrants	8,148	33,986	4,889									38,875
Exercise of options	24	100	5									105
Capital notes	17,386	71,410	141,303	(212,713)								-
Employee stock-based compensation					2,735							2,735
Tax benefit relating to stock based compensation					(181)							(181)
Other comprehensive income:
Profit (loss)								(107,660)		$(107,660)		(107,660)
Foreign currency translation adjustments							(14,242)			(14,242)		(14,242)
Change in employees plan assets and benefit obligations, net of taxes						2,350				2,350		2,350
Unrealized losses on derivatives						(759)				(759)		(759)
Comprehensive income										$(120,311)

BALANCE AS OF DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrants	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive income:
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations, net of taxes						(3,860)				(3,860)		(3,860)
Comprehensive income										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2014
	58,034

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

CASH FLOWS - OPERATING ACTIVITIES

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$4,263	$(107,660)	$(70,269)
Net loss attributable to non controlling interest	(5,635)	--	--
Net profit (loss)	(1,372)	(107,660)	(70,269)
Adjustments to reconcile net loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	243,362	164,824	173,585
Effect of indexation, translation and fair value measurement on debt	(3,667)	4,091	13,544
Financing costs relating to Jazz notes exchange	9,817	--	--
Other expense, net	140	904	6,831
Gain from acquisition	(166,404)	--	--
Changes in assets and liabilities:
Trade accounts receivable	(24,021)	(5,194)	(6,857)
Other receivables and other current assets	49,934	(3,647)	(843)
Inventories	(1,758)	(780)	2,316
Trade accounts payable	11,107	25	(7,603)
Deferred revenue and customers' advances	1,915	1,202	(4,475)
Other current liabilities	25,744	(38)	(23,942)
Deferred tax liability, net	(23,977)	(11,453)	9,126
Other long-term liabilities	4,517	(6)	3,840
Net cash provided by operating activities excluding Nishiwaki fab closure employee related retirement cost	125,337	42,268	95,253
Nishiwaki fab closure employee related retirement cost	(27,572)	--	(20,074)
Net cash provided by operating activities	97,765	42,268	75,179

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net (a)	(50,209)	(77,044)	(103,830)
Investments in other assets, intangible assets and others	(76)	(409)	(4,498)
Acquisition of subsidiary consolidated for the first time (b)	57,582	--	--
Investment grants received	--	--	2,618
Interest bearing deposits, including designated deposits	10,000	--	(10,000)
Net cash provided by (used in) investing activities	17,297	(77,453)	(115,710)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity and notes	19,613	38,956	104,690
Proceeds from long-term loans	85,884	--	14,443
Short-term loan repayment to Panasonic	(85,884)	--	--
Short-term bank debt	--	--	3,800
Debt repayment	(51,411)	(6,540)	(55,854)
Net cash provided by (used in) financing activities	(31,798)	32,416	67,079

Effect of foreign exchange rate change	(8,968)	(7,758)	(4,299)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,296	(10,527)	22,249
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	112,871	123,398	101,149

CASH AND CASH EQUIVALENTS - END OF PERIOD	$187,167	$112,871	$123,398

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

NON-CASH ACTIVITIES

Investments in property and equipment	$27,495	$11,161	$8,737
Beneficial conversion feature	$--	$--	$109,768
Equity increase arising from exchange of straight to convertible debt	$9,609	$--	$--
Conversion of convertible debentures to share capital	34,822	$--	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$34,042	$33,298	$46,454
Cash paid (received) during the period for income taxes	$(1,563)	$190	$852

(a) Including proceeds related to sale and disposal of property and equipment in the amounts of $45,464 and $4,775 for the years ended
December 31, 2014 and 2013, respectively.

(b) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of April 1, 2014:

Working capital (excluding cash and cash equivalents)			$32,406
Fixed assets			245,278
Intangible assets			24,520
Short-term loan			(85,249)
Long-term liabilities			(93,602)
			123,353
Less :
Share capital			14,531
Paid-in capital			166,404
			180,935

Cash received from the acquisition of a subsidiary consolidated for the first time			$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1          -      DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and: (i) its wholly-owned subsidiaries (1) Jazz Technologies, Inc., and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (2) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan; and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku, Japan. Tower and its subsidiaries are collectively referred to as the “Company”. The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to Integrated Device Manufacturers (“IDM”) and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry services providers, which, in addition to providing leading edge CMOS process technologies, also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. In addition, several new dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. In addition, there are a number of smaller participants in the specialty process arena. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies; hence its main industry competitors are the smaller participants which focus in the specialty process arena.

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014.

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

Property and equipment are presented net of investment grants received, and less accumulated depreciation and amortization.

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

Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the times of acquisition of Jazz and TPSCo.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TPSCo are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

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

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings, and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Convertible Debentures (cont.)

See Note 13C for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, as well as Note 13E for the measurement of the equity component in Jazz 2014 convertible notes, according to ASC 470-20.

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

The Company’s net revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from engineering and design support and other technical and support services. The majority of the Company’s sales are achieved through the effort of its direct sales force.

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

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

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

Basic earnings (losses) per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if relevant, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares taking into effect all potential dilutive ordinary shares.

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

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP and TPSCo, whose functional currency is Japanese Yen, have been translated into dollars. The assets and liabilities of both TJP and TPSCo have been translated using the exchange rates in effect on the balance sheet date. The statement of operations amounts for both TJP and TPSCo has been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employee share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the award.

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

Impairment of Goodwill

Goodwill is subject to an impairment test at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed according to the following principles: An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

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

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 “Contract in Entity’s Own Equity”. The amendment sets the criteria as to when an instrument that may be settled in the company’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

U.	Reclassification and presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2014 presentation.

All amounts of shares and other securities convertible into shares of the Company and per share data in these financial statements have been adjusted to reflect the effect of the reverse stock split completed in August 2012, see Note 17.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2017. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

NOTE 3          -      TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT

Pursuant to agreements signed between Panasonic Corporation (“Panasonic”) and Tower, Panasonic formed a fully-owned subsidiary named TPSCo in March 2014. Further to said agreements, (a) Panasonic transferred licenses use rights of its semiconductor wafer manufacturing process and transferred its capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (b) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $180,935. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition in the amount of $166,404.

The Company believes that the gain realized from the acquisition mainly derived from the fact that Panasonic’s fabs were not fully utilized in recent years and were anticipated to remain so in the coming years, hence any volume manufacturing and revenue resulting from the transaction with Tower, due to Tower’s customer base, contacts, technologies and foundry management and operations expertise will benefit Panasonic and directly increase the value of the transferred assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3          -      TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT (cont.)

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of March 31, 2014
Current assets	$91,414
Machinery and equipment	245,278
Intangible assets	24,520
Total assets as of acquisition date	$361,212

Current liabilities	$1,426
Long-term Loan	85,249
Deferred tax liability	93,602
Total liabilities as of acquisition date	$180,277

Total net assets acquired	$180,935
The fair value non-controlling interests in TPSCo	7,120
Tower’s consideration	7,411
Gain on acquisition	$166,404

The fair value of the non-controlling interest in the table above was derived based on the purchase price paid by Tower to Panasonic in consideration for the acquisition of 51% of TPSCo's shares.

The fair values set forth above are based on a valuation of TPSCo’s assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with ASC 805-10 "Business Combinations".

TPSCo, Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities infrastructure from Panasonic; and (iv) TPSCo will receive services from Tower including marketing, sales, general and administration services.

Pro forma financial information is not presented since the financial information of the acquire was prepared for internal use within its group and is not representative of the financial statements of the acquire had it been standalone entity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4          -      RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company decided to restructure its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of TJP’s fab as well as terminated vendor and other agreements, released for sale TJP fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel. Consequently, the Company recorded impairment and restructuring costs of approximately $47,472 and $8,028 respectively for the year ended December 31, 2014.

As of December 31, 2014 the restructuring accruals include approximately $5,000 for facility closure and related costs.

NOTE 5          -      OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2014	2013
Government receivables	$3,848	$4,435
Others	1,911	6,508
	$5,759	$10,943

NOTE 6          -      INVENTORIES

Inventories consist of the following:

	As of December 31,
	2014	2013
Raw materials	$21,564	$19,647
Work in process	62,269	36,627
Finished goods	4,040	8,530
	$87,873	$64,804

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,486 and $2,445 as of December 31, 2014 and 2013, respectively.

NOTE 7          -      LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2014	2013
Severance pay funds (see Note 15)	$10,214	$12,522
Others	1,682	1,972
	$11,896	$14,494

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8          -      PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2014	2013
Original cost:
Buildings (including facility infrastructure)	$304,919	$306,674
Machinery and equipment	1,630,834	1,400,213
	1,935,753	1,706,887
Accumulated depreciation:
Buildings (including facility infrastructure)	(189,971)	(173,696)
Machinery and equipment	(1,326,671)	(1,183,152)
	(1,516,642)	(1,356,848)
	$419,111	$350,039

As of December 31, 2014 and 2013, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate of $284,406.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received grants in the amount of approximately NIS 135 million (approximately $36,000) for eligible investments made by Tower from 2006 to 2012.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9          -      INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of December 31,
	Useful Life	2014	2013
Facilities lease rights	5; 19	$15,699	$16,988
Technologies, patents and other rights	4;5;9	21,154	11,300
Trade name	9	3,499	2,146
Customer relationships	15	1,510	1,684
Others		175	275
		$42,037	$32,393

NOTE 10        -      OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2014	2013
Prepaid long-term land lease, net (see Note 16C)	$3,779	$3,899
Debenture issuance expenses and deferred financing charges	3,995	5,719
Prepaid expenses - long-term and others	2,244	1,929
	$10,018	$11,547

NOTE 11       -      OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2014	2013
Government payables	$7,344	$1,332
Capital leases	559	637
Interest payable in relation to debentures	2,207	3,727
TJP facility closure related accruals	4,603	--
Other	1,906	2,298
	$16,619	$7,994

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12        -     LONG-TERM LOANS FROM BANKS

A.	Composition

	As of December 31, 2014	As of December 31, 2013

In U.S. Dollars, see also B and C below	$120,155	$150,155
In JPY, see also D below	73,647	10,954
Total long-term loans from banks-principal amount	193,802	161,109
Fair value adjustments	(24,026)	(22,370)
Total long-term loans from banks	169,776	138,739
Current maturities	(10,000)	(30,000)
	$159,776	$108,739

B.	Facility Agreement with Tower

In 2014, Tower signed with the two largest Israeli banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), an amendment to its facility agreement according to which, as of December 31, 2014, Tower had an amount of approximately $101,000 of loan outstanding carrying an annual interest rate of USD LIBOR plus 3.90% (“Facility Agreement”) and outstanding letters of credit amounting to approximately $3,300.

The principal payments’ schedule of said loan is $10,000 during 2015, $14,000 during 2016, $56,000 during 2017 and approximately $21,000 during 2018.

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets. The Facility Agreement contains. among others, (i) a mechanism for early repayment of certain principal amounts based on excess cash flow Tower may incur; (ii) required financial ratios and covenants Tower has to meet, as well as definitions of event of defaults.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, with changes in value reflected in the statements of operations, following adoption by the Company of ASC 825-10 “Fair Value Option” and Tower’s election to apply the fair value option to the Facility Agreement.

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

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz. The Credit Line Agreement contains customary covenants and other terms, including covenants, as well as customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility and foreclose on the collateral due immediately.

Borrowing availability under the Credit Line Agreement as of December 31, 2014 was approximately $54,000, of which approximately $24,000 has been utilized as of such date (including $19,100 through loans and approximately $5,000 through letters of credit).

As of December 31, 2014, Jazz was in compliance with all of the covenants under this facility.

D.	GE Capital Asset-Based Revolving Line

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen. Loans obtained under this credit line carried an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum.

In 2014, as part of the cessation of operations of TJP, the loan was fully repaid and the contract has been terminated.

As of December 31, 2013, the total availability amounted to approximately $25,000, of which approximately $11,000 was outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -      LONG-TERM LOANS FROM BANKS (cont.)

E.	Long Term Loan Agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT)

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it has borrowed approximately 8.8 billion Japanese Yen (approximately $74,000 as of December 31, 2014).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019. The loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

NOTE 13       -      DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2014
	Interest rate	2015	2016	2017	2018
Debentures Series D	8%	$5,796	$5,796	$--	$--
Debentures Series F	7.8%	58,626	58,626	--	--
Jazz’s 2010 Notes (as defined in D below)	8%	45,577	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	--	42,889
		$109,999	$64,422	$--	$42,889

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (cont.)

A.	Composition by repayment schedule (carrying amount) (cont.):

The outstanding principal amounts of the debentures as of December 31, 2014 and 2013 were approximately $312,000 and $345,000, respectively, and following redemption of Jazz 2010 Notes described in D below and conversions of Series F described in C below, the outstanding principal amounts of all the company’s debentures has been reduced to approximately $208,000 as of February 15, 2015.

Tower debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement, see Note 16A(1), and to the government of Israel, see Note 8B. For details in regards to Jazz Notes, see E below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D Issued in 2007

During 2007, Tower issued (i) $27,000 aggregate principal amount of long-term non-convertible debentures, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”).

Series D non-convertible debenture outstanding principal amounts as of December 31, 2014 and 2013, were approximately $12,000 and $20,000, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures, which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, which are repayable in two equal installments in December 2015 and December 2016. As of December 31, 2014 and 2013, the aggregate outstanding amount of such debentures was approximately $197,000 and $231,000, respectively. As of February 15, 2015, the aggregate outstanding amount of such debentures is approximately $138,000.

The debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share.

The determination of the conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which was classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

C.	Debentures Series F (cont.)

The approximately $110,000 amount is being recorded as  accretion and amortization costs included in other  financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in  non-cash accretion and amortization costs included in other  financing expenses, net being recognized at increasing amounts over the term of the debentures. Any partial or full conversion of debentures F into ordinary shares will increase shareholders’ equity, will reduce debt liabilities and accelerate the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the period of conversion occurrence, which will be offset by lower financing expenses in the periods thereafter.

 Following conversions of approximately $34,000 of Series F debentures into ordinary shares that occurred in 2014, an amount of approximately $16,000 was recorded due to acceleration of accretion and amortization costs included in other financing expenses, net in the statements of operations report, which will result in future reduced financing expenses, improved profitability in the following periods, as well as reduced liabilities and increased shareholders’ equity. Any additional conversions during 2015 will have similar impact on the future financial statements; from January 1, 2015 to February 15, 2015, an additional approximately $59,000 of Series F debentures were converted into ordinary shares resulting in approximately $24,000 of accelerated accretion and amortization costs included in other financing expenses, as well as reduced liabilities and increased shareholders’ equity, which amount will further reduce future financing expenses and improve profitability in the following periods.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due 2015 (the “2010 Notes”). Interest on the 2010 Notes was a rate of 8% per annum was payable semiannually.

As of the approval date of this financial statements the 2010 Notes were fully redeemed through: (i) an early redemption of approximately $45,000 outstanding amount, as permitted by the terms of the indenture governing the 2010 Notes, completed in January 2015, thereby saving approximately $1,000 of interest payments; (ii) an Exchange Agreement as described in E below.

As of December 31, 2014, approximately $45,000, in principal amount of the 2010 Notes were outstanding, which were fully paid in January 2015. The outstanding balance of the 2010 Notes as of December 31, 2013 was $94,000, see also E.

E.	Jazz 2014 Notes Transaction

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain 2010 Notes holders (the “2014 Participating Holders”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 Notes that were originally due June 2015.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

E.	Jazz 2014 Notes Transaction (cont.)

Also in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled through cash or ordinary shares of Tower, in which event the conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Wells Fargo Credit Line Agreement (see Note 12C above), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and a 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries. Jazz has not provided condensed consolidated financial information for such subsidiaries because the subsidiaries have no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and the subsidiaries of Jazz, other than the subsidiary guarantors, are minor.

As of December 31, 2014, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the notes prior to the notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Credit Line Agreement, , which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Credit Line Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

E.	Jazz 2014 Notes Transaction (cont.)

Jazz concluded that the exchange should not be recognized as a troubled debt restructuring in accordance with the provisions of ASC 470-60 "Modifications and Extinguishments". In accordance with the provisions of ASC 470-50, Jazz concluded that said exchange resulted in an extinguishment of the old debt and the issuance of a new convertible debt to be recorded at fair value. As described above, certain of the 2014 Notes were issued in exchange for certain of the 2010 Notes. Since the 2014 Notes were not traded and no quotes were available, Jazz determined the fair value of the 2014 Notes using the present value technique. The 2014 Exchange Agreement resulted in an expense of approximately $9,800, which has been recorded in the statement of operations report as non-cash one-time financing expense for the year ended December 31, 2014. The convertible feature has been measured as the difference between the fair value of the liability component and the fair value of the note as a whole, and recorded in equity in accordance with ASC 470-20.

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

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time, into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2014, there were no open exchange rate agreements.

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

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2014 and 2013. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2014 and 2013, were approximately $402,000 and $319,000, respectively, compared to carrying amounts of approximately $217,000 and $215,000, for the above dates, respectively.

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

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2014	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$77,029	$--	$--	$77,029
Others	34	--	--	34
	$77,063	$--	$--	$77,063

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2014 - at fair value	$108,685	$47
Loan Repayment	(30,000)	--
Total losses (gains) unrealized in earnings	(1,656)	(13)
As of December 31, 2014 - at fair value	$77,029	$34
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$(1,656)	$(13)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2013	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$108,685	$--	$--	$108,685
Others	(18)	--	(65)	47
	$108,667	$--	$(65)	$108,732

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2013 - at fair value	$106,645	$295
Total losses (gains) unrealized in earnings	2,040	(248)
As of December 31, 2013 - at fair value	$108,685	$47
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$2,040	$(248)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $10,214 and $12,282, respectively, as of December 31, 2014. Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,801, $3,756 and $3,450 for 2014, 2013 and 2012, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES (cont.)

A.	Employee Termination Benefits (cont.)

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee is entitled to 50% of the termination benefits. TJP does not cover the termination liability through deposits to benefit funds.

Following the cessation of operations in TJP and the termination of employees, a portion of the accrued retirement was paid to employees and the remaining outstanding amount is payable in 2015. The outstanding retirement liability as of December 31, 2014 and 2013 was $22,133 and $49,385, respectively. TJP’s payments relating to employee termination benefits were $27,366 for 2014 and $ 924 for 2013.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefits funds that are responsible to invest the funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2014 amounted to $4,011.

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2014, 2013 and 2012 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

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

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net periodic benefit cost
Service cost	$24	$32	$146
Interest cost	118	126	399
Expected return on the plan’s assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(1,737)	(1,703)	(244)
Amortization of net (gain) or loss	(227)	(132)	--
Total net periodic benefit cost	$(1,822)	$(1,677)	$301
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$(91)	$(3,851)
Net (gain) or loss for the period	558	(668)	(1,355)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	1,737	1,703	244
Amortization of net gain or (loss)	227	132	--
Total recognized in other comprehensive income (expense)	$2,522	$1,076	$(4,962)
Total recognized in net periodic benefit cost and other comprehensive income	$700	$(601)	$(4,661)
Weighted average assumptions used:
Discount rate	5.20%	4.30%	5.20%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.75%/25.00%	8.25/35.00%	8.25/35.00%
Ultimate rate (Pre-65/Post-65)	5.00%/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2022/2022	2022/2022	2022/2022
Measurement date	December 31, 2014	December 31, 2013	December 31, 2012

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

A.	Jazz Employee Benefit Plans (cont.)

Post-retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2014:

	Increase	Decrease
Effect on service cost and interest cost	$10	$(8)
Effect on postretirement benefit obligation	$254	$(198)

The components of the change in benefit obligation, change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Change in benefit obligation:
Benefit obligation at beginning of period	$2,317	$2,995	$7,749
Service cost	24	32	146
Interest cost	118	126	399
Benefits paid	(40)	(77)	(93)
Change in plan provisions	--	(91)	(3,851)
Actuarial gain	558	(668)	(1,355)
Benefit obligation end of period	$2,977	$2,317	$2,995
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	40	77	93
Benefits paid	(40)	(77)	(93)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(2,977)	$(2,317)	$(2,995)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.            Jazz Employee Benefit Plans (cont.)

Post-retirement Medical Plan (cont.)

	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(83)	(89)	(132)
Non-current liabilities	(2,894)	(2,228)	(2,863)
Net amount recognized	$(2,977)	$(2,317)	$(2,995)
Weighted average assumptions used:
Discount rate	4.30%	5.20%	4.30%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	7.00%/20.00%	7.75/25.00%	8.25/35.00%
Ultimate rate (Pre 65/ Post 65)	4.50%/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2025/2022	2022/2022	2022/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2015	$83
2016	76
2017	96
2018	114
2019	125
2020 - 2024	$699

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net periodic benefit cost
Service cost	$--	$--	$--
Interest cost	796	732	761
Expected return on plan assets	(1,257)	(948)	(817)
Amortization of transition obligation(asset)	--	--	--
Amortization of prior service costs	3	--	--
Amortization of net (gain) or loss	--	97	70
Total net periodic benefit cost	$(458)	$(119)	$14
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$93	$--
Net (gain) or loss for the period	3,117	(4,696)	1,000
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(3)	--	--
Amortization of net gain or (loss)	--	(97)	(70)
Total recognized in other comprehensive income (expense)	$3,114	$(4,700)	$930
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$2,656	$(4,819)	$944
Weighted average assumptions used:
Discount rate	5.10%	4.30%	5.10%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Transition obligation (asset)	$--	$--	$--
Prior service cost	3	3	--
Net actuarial (gain) or loss	$31	$--	$97

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Change in benefit obligation:
Benefit obligation at beginning of period	$15,873	$17,272	$15,134
Service cost	--	--	--
Interest cost	796	732	761
Benefits paid	(532)	(437)	(293)
Change in plan provisions	--	93	--
Actuarial loss (gain)	3,167	(1,787)	1,670
Benefit obligation end of period	$19,304	$15,873	$17,272
Change in plan assets
Fair value of plan assets at beginning of period	$16,652	$12,543	$10,842
Actual return on plan assets	1,307	3,857	1,488
Employer contribution	709	689	506
Benefits paid	(532)	(437)	(293)
Fair value of plan assets at end of period	$18,134	$16,652	$12,543
Funded status	$(1,170)	$779	$(4,729)
Accumulated benefit obligation	$19,304	$15,873	$17,272
Amounts recognized in statement of financial position
Non-current assets	$--	$779	$--
Current liabilities	--	--	--
Non-current liabilities	(1,170)	--	(4,729)
Net amount recognized	$(1,170)	$779	$(4,729)
Weighted average assumptions used
Discount rate	4.20%	5.10%	4.30%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2015	$600
2016	670
2017	743
2018	809
2019	864
2020 - 2024	$5,150

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2014:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$18,134	$--
Total plan assets at fair value	$--	$18,134	$--

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2013:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$16,652	$--
Total plan assets at fair value	$--	$16,652	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2014, by asset category are as follows:

Asset Category:	December 31, 2014	Target allocation 2015
Equity securities	60%	60%
Debt securities	40%	40%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals of the investments managements. Actual allocation to each asset category fluctuates and might be outside the target range due to changes in market conditions.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if management's estimates are not consistent with actual investment performance.

NOTE 16       -       COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Facility Agreement

Liens

The Company has liens on its assets. For Liens regarding Tower's Facility Agreement, see Note 12B; for liens relating to Jazz Credit Line Agreement, see Note 12C.

Offer by the Israeli Banks

If one or more of certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 30% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this as stipulated in the Facility Agreement as amended.

For further details in regard to the Facility Agreement, see Note 12B.

(2)	Approved Enterprise Status For details regarding Approved Enterprise Status relating to Fab 2, see Note 20A and Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -      COMMITMENTS AND CONTINGENCIES (cont.)

B.	License Agreements

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

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2014.

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations. In addition, the most recent lease amendment set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expense under Jazz operating leases, was approximately $2,600 for the year ended December 31, 2014 and approximately $2,400 for each of the years ended 2013 and 2012, respectively.

Future minimum payments under non-cancelable operating building lease are as follows:

	2015	2016	2017	2018	2019	Total
Operating leases	$2,665	$2,674	$851	$413	$383	$6,986

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -      COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

In 2014, TPSCo entered into a 5-year lease agreement with Panasonic to lease the building and facilities of its 3 fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided  thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under non-cancelable operating building and facilities lease are as follows:

	2015	2016	2017	2018	2019	Total
Operating leases	$13,273	$12,771	$11,558	$10,913	$2,590	$51,105

D.	Other Principal Agreements

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

F.	Trusted Foundry Manufacturer for the Defense Security Service of the United States Department of Defense and Special Security Agreement with DSS

In connection with the company’s aerospace and defense business, its facility in New Port Beach, CA, has a security clearance and a trusted foundry status. It is considered a “Trusted Foundry” under the U.S Government and aerospace and defense business definitions. Since 2008, the Company and Jazz have worked with the Defense Security Service of the United States Department of Defense ("DSS") to re-gain the company’s trusted foundry clearance and mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted Foundry ("JSTF") as a subsidiary of Jazz (which is a subsidiary of the Company) and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a special security agreement signed with DSS.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       COMMITMENTS AND CONTINGENCIES (cont.)

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2014. For details in regard to Investment Center grants, see Note 8B.

NOTE 17       -      SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2014, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 58 million were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders. In August 2012, Tower completed a reverse split of its ordinary shares at a ratio of 1 for 15. Proportional adjustments were made to all of Tower’s outstanding convertible securities. All numbers of shares and other convertible securities of the Company in these financial statements is post- reverse share split.

B.	Share Option Plans

(1)	General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the exercise price will not be lower than the nominal value of the Shares, the options (i) are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013 , an average of the closing price during the thirty trading days immediately prior to the date of grant, (ii) vest over up to a three or four year period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

Except for those plans described below, as of December 31, 2014, there are approximately 0.4 million options outstanding under the Company’s option plans (the "Old Plans").

No further options may be granted under Old Plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009, the Company adopted new share incentive Plans for directors officers, employees and its subsidiaries. Options were granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three-year period, and are not exercisable beyond seven years from the grant date.

As of December 31, 2014, approximately 1.3 million options were outstanding under the 2009 Plans.

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive Plan for directors, officers, employees and its subsidiaries. Options granted under the plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date.

As of December 31, 2014, approximately 5.7 million options were outstanding under the 2013 Plan. Further grants may be approved subject to Compensation Committee, Board of Directors and shareholders’ approval as may be required by law.

(4)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) a grant of 10,000 initial options to purchase Tower’s ordinary shares at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant. The initial options vest over 3 years.

Upon the third anniversary of the initial grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years. The exercise price shall be the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options as the case may be, first vested.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Independent Directors’ Option Plan (cont.)

As of December 31, 2014, approximately 0.1 million options were outstanding under the Independent Directors’ plan. No further grants are made under this plan since September 2013.

(5)	Summary of the Status of all the Company’s Employee and Director Share Options

	2014		2013		2012
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	8,066,749	$6.31	4,351,487	$15.21	4,483,793	$14.97
Granted	746,431	5.81	5,402,961	4.54	30,336	12.64
Exercised	(762,607)	4.36	(23,932)	4.35	(125,260)	4.36
Terminated	(30,901)	35.40	(4,273)	52.79	(411)	63.57
Forfeited	(482,453)	5.86	(1,659,494)	23.76	(36,971)	20.23
Outstanding as of end of year	7,537,219	6.37	8,066,749	6.31	4,351,487	15.21
Options exercisable as of end of year	1,834,281	$11.54	2,419,180	$9.03	3,553,662	$14.28

(6)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2014:

Outstanding as of December 31, 2014				Exercisable as of December 31, 2014
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$3.15	10,000	5.25	$3.15	10,000	$3.15
4.35-13.20	6,733,734	5.27	4.81	1,030,796	5.39
15.90-20.85	418,202	3.34	16.85	418,202	16.85
$21.00-32.25	375,283	2.37	$22.76	375,283	$22.76
	7,537,219			1,834,281

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2014	2013	2012
The intrinsic value of options exercised	$3,680	$42	$927
The original fair value of options exercised	$2,661	$158	$819

Stock-based compensation expenses were recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2014	2013	2012
Component of income before provision for income taxes:
Cost of revenue	$753	$597	$902
Research and development, net	1,034	527	714
Selling, general and administrative	2,897	1,658	4,121
Stock-based compensation expense	$4,684	$2,782	$5,737

(7)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2014, 2013 and 2012 to employees and directors amounted to $3.10, $2.10 and $6.00 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2014, 2013 and 2012 (all in weighted averages):

	2014	2013	2012
Risk-free interest rate	1.3%-1.8%	0.8%-1.8%	0.6%-1.0%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	47%-57%	51%-65%	52%-55%
Expected dividend yield	None	None	None

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of the Tower’s ordinary share prior to the options grant for the term identical to expected life.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       SHAREHOLDERS’ EQUITY (cont.)

C.	Equity-Equivalent Capital Notes and Banks’ Warrants

All issued and outstanding equity equivalent capital notes, totaling approximately 4.5 million as of December 31, 2014, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2014, Bank Hapo’alim is the sole holder of such capital notes (Bank Le’umi and Israel Corporation, which previously held such capital notes, converted the entire quantities they had to ordinary shares through 2014, and have no capital notes as of December 31, 2014).

As of December 31, 2014, the Israeli Banks hold a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices between $10.50 and $92.55 per share.

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

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which are exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share, for a period until June 2015.

In connection with the issuance of Series F Debentures in 2012, the debenture holders received warrants (“Warrants 7”), which were exercisable during a period of two years starting on March 2, 2014 and ending on March 1, 2016 for up to approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share. As of December 31, 2014, following exercises occurred through 2014, Warrants 7 are exercisable for up to approximately 1.1 million ordinary shares of Tower.

G.	Securities Issuance Pursuant to the Acquisition of TJP

As part of the acquisition of TJP on June 2011, the Company had issued 1.3 million ordinary shares to Micron. Those shares were subject to a lock-up arrangement, which expired on June 3, 2013.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

H.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 Warrants exercisable by June 2017 for the purchase of ordinary shares for a cash payment to Tower of $7.33 per share. As of December 31, 2014, following conversions occurred through 2014, the outstanding Series 9 Warrants are exercisable for up to approximately 5.1 million ordinary shares of Tower.

I.	Debentures

With regard to Debentures, see Notes 13C and 13E.

NOTE 18       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2014	2013	2012
USA	45%	77%	81%
Japan	40	2	1
Asia *	11	14	13
Europe *	4	7	5
Total	100%	100%	100%

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

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2014	2013
Israel	$145,816	$180,976
United States	66,953	75,040
Japan	206,342	94,023
Total	$419,111	$350,039

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2014 and 2013, consist of the following customers:

	As of December 31,
	2014	2013
Customer 1	35%	--%
Customer 2	16%	9%
Customer 3	--%	20%

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2014	2013	2012
Customer A	38%	--%	--%
Customer B	7	27	43
Other customers (*)	16	16	10

(*)	Represents sales to two different customers accounted for between 7% and 9% of sales during 2014 and 2013 and to two different customers accounted for between 4% and 6% of sales during 2012.

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expenses, Net

Interest expenses net, for the years ended December 31, 2014, 2013 and 2012 were $33,409, $32,971 and $31,808, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET (cont.)

B.	Other Financing Expenses, Net

Other financing expenses, net consist of the following:

	Year ended December 31,
	2014	2013	2012
Debentures Series F accretion and amortization including accelerated accretion associated with Debentures Series F (see Note 13C above)	$39,494	$13,113	$5,365
Jazz Notes accretion and amortization	9,307	6,770	5,705
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	9,817	--	--
Changes in fair value (total level 3 changes in fair value as reported in Note 14D)	(1,669)	1,792	10,827
Changes in fair value on debentures, derivatives and warrants - other than level 3	--	--	1,284
Exchange rate difference	(5,352)	4,038	2,707
Other	3,807	2,125	1,695
Other financing expenses, net	$55,404	$27,838	$27,583

NOTE 20       -      INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2014. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 26.5% in 2014 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the letter of approval regarding Tower's facilities and other capital investments' approved enterprise status (“Ktav Ishur”), as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements; See Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       INCOME TAXES (cont.)

B.	The company’s Income Tax provision is as follows

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Current tax expense (benefit):
Foreign	$2,814	$(534)	$(1,800)
Total current	2,814	(534)	(1,800)
Deferred tax expense (benefit):
Foreign	(27,556)	(8,854)	9,126
Total deferred	(27,556)	(8,854)	9,126
Income tax provision (benefit)	$(24,742)	$(9,388)	$7,326

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Profit (loss) before taxes
Domestic	$78,677	$(90,497)	$(83,049)
Foreign	(104,791)	(26,551)	20,106
Total income (loss) before taxes	$(26,114)	$(117,048)	$(62,943)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2014	2013
Net deferred tax benefit - current
Net operating loss carryforwards	$938	$2,026
Employees benefits and compensation	5,170	4,003
Debt discount	1,253	--
Accruals, reserves and others	3,809	2,760
	11,170	8,789
Valuation allowance	(3,354)	(2,779)
Total net current deferred tax benefit	$7,816	$6,010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

	As of December 31,
	2014	2013
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$320,954	$284,446
Employees benefits and compensation	2,663	4,605
Research and development	1,940	2,005
Others	1,237	1,212
	326,794	292,268
Valuation allowance	(293,670)	(255,899)
	$33,124	$36,369
Deferred tax liability - depreciation and amortization	(30,293)	(41,255)
Deferred tax related to gain on acquisition	(66,722)	--
Intangible assets	(6,318)	(6,929)
Debt discount	(4,200)	(884)
Others	(869)	(912)
Total net long-term deferred tax liability	$(75,278)	$(13,611)

Deferred tax asset in the amounts of $7,816 and $6,010 as of December 31, 2014 and 2013, respectively are presented in other current assets.

Deferred tax liability in the amounts of $75,278 and $13,611 as of December 31, 2014 and 2013, respectively, are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized and Tower has determined that its deferred tax assets are not more likely than not to be realized during the coming years.

On December 31, 2014 and 2013, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $297,024 and $258,678, respectively, to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Reductions for tax positions of prior year	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

Unrecognized tax benefits
Balance at January 1, 2012	$32,377
Reductions for tax positions of prior year	(275)
Translation differences	(719)
Settlements	(3,969)
Balance at December 31, 2012	$27,414

The statute of limitation with respect to Jazz’s tax year 2010 is expected to expire in March 2015, unless further extended by the US tax authorities. The expiration of the statute of limitation will result in cancelation of the respective unrecognized tax benefit for such year in the amount of approximately $11,000.

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2014	2013	2012
Tax expense (benefit) computed at statutory rates	$(6,920)	$(29,262)	$(15,736)
Effect of different tax rates in different jurisdictions	(18,453)	1,408	7,514
Gain on acquisition of TPSCo	(33,280)	-	-
Tax benefits for which deferred taxes were not recorded	27,757	20,139	15,955
Permanent differences and other, net	6,154	(1,673)	(407)
Income tax provision (benefit)	$(24,742)	$(9,388)	$7,326

E.	Net Operating Loss Carry forward

On December 31, 2014, Tower had net operating loss carry forwards for tax purposes of approximately 1.4 billion USD which may be carried forward for an unlimited period of time.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

E.	Net Operating Loss Carry forward (cont.)

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 for the use in its tax return. On December 31, 2014, Jazz had federal net operating loss carry forwards of approximately $31,000 that will begin to expire in 2022, unless previously utilized. On December 31, 2014, Jazz had state net operating loss carry forward of approximately $141,000. The state tax loss carry forwards is expected to start expiring from 2015 onwards.

At December 31, 2014, TJP had net operating loss carry forwards of approximately $9,000 which are expected to expire in 2015 following the decision to cease TJP operations.

At December 31, 2014, TPSCo had operating loss carry forwards of approximately $12,000 which are expected to expire in 2023.

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2010 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

In 2013, the U.S. tax authorities commenced an audit of Jazz’s 2011 tax returns, and asked Jazz for certain reports and data in connection with said year’s tax returns. During September 2014, Jazz received correspondence from the U.S. tax authorities that they accepted the 2011 federal tax returns as filed without any audit adjustments.

Jazz is no longer subject to U.S. federal income tax examinations for years before 2010; state and local income tax examinations before 2010; and foreign income tax examinations before 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TPSCo was established in March 2014 and has not yet filed any annual tax report.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -      RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances
	The nature of the relationships involved	As of December 31,
		2014	2013
Long-term investment	Equity investment in a limited partnership	$44	$60
Trade accounts payable	Trade accounts payable	$62	$90

B.	Transactions
	Description of the transactions	Year Ended December 31,
		2014	2013	2012
Sales	Sales to a limited partnership	$--	$59	$431
Cost of revenues	Purchase of services and goods from affiliates of a major shareholder	$14,883	$3,379	$2,853
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$221	$311	$238
Other expense (income), net	Equity loss (profit) in a limited partnership	$16	$144	$(184)

NOTE 22       -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America, The Company has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. Since the Company was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and has become in January 2015 an affiliate of Kenon Holdings, Ltd., a public holding company traded in NYSE and TASE reporting under the IFRS, the Company is providing on a voluntary basis a reconciliation from U.S. GAAP to IFRS as detailed below (condensed balance sheet, statement of operations and additional information). IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

A.	Goodwill

Adjustment arising from Goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s stocks. Under US GAAP the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently no purchase price was allocated to Goodwill under IFRS.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

B.	Financial instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that have been determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39 such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, in which date such conversion feature was classified to equity

C.	Pension plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715 prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior year service cost is recorded to the profit and lost statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefits to be granted to certain Company officials upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712 such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
BALANCE SHEETS RECONCILIATION OF US GAAP TO IFRS (CONDENSED)
(dollars in thousands)

E.	Balance sheet in accordance with IFRS

		As of December 31, 2014
	remark	US GAAP	Adjustments	IFRS

A S S E T S

CURRENT ASSETS		$394,084	$--	$394,084

PROPERTY AND EQUIPMENT, NET		419,111	--	419,111

LONG TERM ASSETS	I,J	70,951	(10,412)	60,539

TOTAL ASSETS		$884,146	$(10,412)	$873,734

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	K	$300,325	$25,622	$325,947

LONG-TERM LIABILITIES	L,M	388,260	24,075	412,335

Total liabilities		688,585	49,697	738,282

TOTAL EQUITY	G,H	195,561	(60,109)	135,452

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$884,146	$(10,412)	$873,734

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS RECONCILIATION OF US GAAP TO IFRS  (CONDENSED)
(dollars in thousands)

F.	Profit and loss in accordance with IFRS

	Year ended December 31, 2014
	US GAAP	Adjustments	IFRS

PROFIT BEFORE INCOME TAX AND EXCLUDING OTHER FINANCING EXPENSE, NET	$29,290	$(905)	$28,385

OTHER FINANCING EXPENSE, NET	(55,404)	21,556	(33,848)

LOSS BEFORE INCOME TAX BENEFIT	(26,114)	20,651	(5,463)

INCOME TAX BENEFIT	24,742	--	24,742

PROFIT (LOSS)	(1,372)	20,651	$19,279

NET LOSS ATTRIBUTABLE TO NON CONTROLLING INTEREST	5,635	--	5,635

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$4,263	$20,651	$24,914

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of net loss from US GAAP to IFRS:

	Year ended December 31,
	2014	2013	2012
Net profit (loss) in accordance with US GAAP	$4,263	$(107,660)	$(70,269)
Financial Instruments	21,556	(1,619)	4,232
Pension plans	(1,314)	(1,166)	--
Termination Benefits	409	106	126
Net loss in accordance with IFRS	$24,914	$(110,339)	$(65,911)

H.	Reconciliation of shareholders’ equity from US GAAP to IFRS:

	As of December 31,
	2014	2013
Shareholders’ equity in accordance with US GAAP	$195,561	$141,248
Financial Instruments	(54,656)	(71,368)
Termination Benefits	1,547	1,138
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$135,452	$64,018

I.	Reconciliation of goodwill from US GAAP to IFRS:

	As of December 31,
	2014	2013
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of other assets from US GAAP to IFRS:

	As of December 31,
	2014	2013
Other assets in accordance with US GAAP	$10,018	$11,547
Financial Instruments	(3,412)	(4,860)
Other assets in accordance with IFRS	$6,606	$6,687

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of short term bank debt and current maturities of loans and debentures from US GAAP to IFRS:

	As of December 31,
	2014	2013
Short term bank debt and current maturities of loans and debentures in accordance with US GAAP	$119,999	$36,441
Financial Instruments	25,622	(93)
Short term bank debt and current maturities of loans and debentures in accordance with IFRS	$145,621	$36,348

L.	Reconciliation of long term debentures from US GAAP to IFRS:

	As of December 31,
	2014	2013
Long term debentures in accordance with US GAAP	$107,311	$208,146
Financial Instruments	25,622	66,508
Long term debentures in accordance with IFRS	$132,933	$274,654

M.	Reconciliation of other long term liabilities from US GAAP to IFRS:

	As of December 31,
	2014	2013
Other long term liabilities in accordance with US GAAP	$22,924	$21,703
Termination Benefits	(1,547)	(1,138)
Other long-term liabilities in accordance with IFRS	$21,377	$20,565