Form 20-F
period 2015-12-31
TOWER SEMICONDUCTOR LTD
filed 2016-05-11
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015                                                                           Commission File number: 0-24790
_______________________________________________

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
Securities registered or to be registered pursuant to Section 12(g) of the Act:None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,057,606 Ordinary Shares.

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

Item 17 ☐`    Item 18 ☐

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

 On September 19, 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly-owned subsidiary of Tower Semiconductor Ltd. (“Tower”). In November 2015, Jazz Technologies (i) changed its name to Tower US Holdings Inc. (“Tower US Holdings”) and (ii) transferred all of its liabilities and all of its assets, including its ownership of all of the shares of Jazz Semiconductor to Jazz US Holdings Inc. (“Jazz US Holdings”), a newly established company registered under the laws of Delaware and fully owned by Tower US Holdings (the “November 2015 Jazz Reorganization”).  The transaction had the effect of establishing Jazz US Holdings as an intermediate holding company, holding all of the shares of Jazz Semiconductor. Tower US Holdings remains 100% owned by Tower. As used in this report, “Jazz” refers to Jazz Technologies, including its subsidiaries, for the period preceding November 23, 2015, and Jazz US Holdings, including its subsidiaries, following such date.

On June 3, 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology, Inc. ("Micron") which we hold through our wholly-owned Japanese subsidiary, TowerJazz Japan, Ltd. (“TJP”). In July 2014, the operations of the facility in Nishiwaki ceased in the course of a restructuring of our activities and business in Japan.

- ii -

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation” or “PSCS”).

In February 2016, we acquired a fabrication facility in San Antonio Texas, the United States from Maxim Integrated Products Inc. (“Maxim”). The assets and related business that we acquired from Maxim are held and conducted through a wholly owned US subsidiary, TowerJazz Texas Inc. ("TJT").

The consolidated financial statements included in this annual report include the results and balances of Tower and the following companies from the applicable merger and acquisition dates: (i) its wholly-owned subsidiaries (1) Jazz, and (2) TJP and (ii) since March 31 2014, its majority-owned subsidiary, TPSCo.

As used in this annual report, “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operated in Nishiwaki City, Hyogo, Japan until July 2014.  “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility we acquired from Maxim, operated in San Antonio, Texas.

As used in this annual report, as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and/or consolidated subsidiaries.

------------

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers, with respect to Fab 2, Fab 3, Fab 4, Arai E and Tonami CD capacity are to 200-mm wafers, with respect to Uozu E are to 300-mm wafers and with respect to Fab 9 capacity are from 0.18 micron to 0.8 micron for the manufacture of products using CMOS and analog based technologies.

------------

JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor, Inc. in the U.S.
TPSCO® and TPSCo ® (and design) are registered trademarks of TowerJazz Panasonic Semiconductor Co., Ltd.

- iii -

- iv -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars. The selected historical audited consolidated financial information as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2013, 2012 and 2011 and for each of the years ended December 31, 2012 and 2011 has been derived from our audited consolidated financial statements for those years not included in this annual report.

Our audited consolidated financial statements include TJP’s results commencing June 3, 2011 and TPSCo’s results commencing April 1, 2014, and our audited consolidated balance sheets include TJP’s balances for December 31, 2011 and on and TPSCo’s balances for December 31, 2014 and on. As mentioned above, in July 2014, the operations of TJP in the Nishiwaki facility ceased in the course of a restructuring of our activities and business in Japan.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$960,561	$828,008	$505,009	$638,831	$611,023
Cost of revenues	755,196	764,220	476,900	560,046	526,198
Gross profit	205,365	63,788	28,109	78,785	84,825
Research and development	61,669	51,841	33,064	31,093	24,886
Marketing, general and administrative	62,793	58,783	42,916	44,413	48,239
Nishiwaki Fab impairment	(2,641)	47,472	--	--	--
Nishiwaki Fab restructuring costs	1,650	8,028	--	--	--
Acquisition related and reorganization costs	-	1,229	--	5,789	1,493
Amortization related to a lease agreement early termination	--	--	7,464	--	--

Operating profit (loss)	81,894	(103,565)	(55,335)	(2,510)	10,207
Interest expense, net	(13,179)	(33,409)	(32,971)	(31,808)	(27,797)
Other non-cash financing expense, net	(109,930)	(55,404)	(27,838)	(27,583)	(12,505)
Gain from acquisition	-	166,404	--	--	19,467
Other income (expense), net	(190)	(140)	(904)	(1,042)	13,460
Income (loss) before income tax expenses	(41,405)	(26,114)	(117,048)	(62,943)	2,832
Income tax benefit (expense)	12,278	24,742	9,388	(7,326)	(21,362)
Loss	(29,127)	(1,372)	(107,660)	(70,269)	(18,530)
Net loss (income) attributable to non controlling interest	(520)	5,635	--	--	--
Net Income (Loss) attributable to the Company	$(29,647)	$4,263	$(107,660)	$(70,269)	$(18,530)
Basic earnings (loss) per ordinary share	$(0.40)	$$0.08	$(2.72)	$(3.17)	$(0.90)
Diluted earnings per ordinary share
Other Financial Data:
Depreciation and amortization, including amortization of financing expenses and accretion	$256,005	$243,362	$164,824	$173,585	$162,679

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands of US dollars, except share data which is in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$205,575	$187,167	$122,871	$133,398	$101,149
Working capital	235,608	93,759	150,498	128,787	35,830
Total assets	966,224	884,146	705,887	814,241	857,221
Short-term bank debt and current maturities of debentures and bank loans	33,259	119,999	36,441	49,923	48,255
Loan from banks, net of current maturities	211,049	159,776	108,739	94,922	103,845
Debentures, net of current maturities	45,826	107,311	208,146	193,962	197,765
Shareholders’ equity	385,586	195,561	141,248	220,025	174,703

Number of shares outstanding as of December 31 of any year	82,058	58,034	47,870	22,312	21,219

 Risk Factors

Our business faces many risks. Any of the risks discussed below may have an adverse impact on our business, financial condition and operating results.

Risks Affecting Our Business

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A material decrease in demand for products that contain semiconductors may decrease the demand for our services and products and a decrease in the selling prices of our customers’ products may reduce our profitability and business.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other electronic devices. Any significant decrease in the demand for these devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other electronic devices decline significantly, we may be pressured to reduce our selling prices, which may reduce our revenues and margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us, which may harm our business and profitability. The timing, severity and recovery of these downturns cannot be predicted accurately or at all.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing the integrated circuits that we manufacture must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues, which may adversely affect our profitability and business.

Over-demand for our foundry services and/or products may result in a loss of customers, which may adversely affect our profitability and business.

In periods during which demand for our foundry services exceeds our capacity and manufacturing capabilities, we may be (i) unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) incapable to assure production of customers’ next generation of products; and/or (iii) unable to provide additional capacity from any of our geographic facilities through transfer of process technologies, successful implementation and timely qualification. As a result, we could lose one or more of our current or potential customers, which may adversely affect our revenues, profitability and business.

If we do not maintain our current customers and attract additional customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, could seriously harm our financial results, revenues and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2015, we had three customers that contributed between 6% to 40% of our revenues. During the year ended December 31, 2014, we had four customers that each contributed between 7% to 38% of our revenues. During the year ended December 31, 2013, we had three customers that each contributed between 7% to 27% of our revenues. The loss or reduction in volume of any one of these customers, whether due to their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, or attract additional customers to replace such lost business, may materially negatively impact our overall business and our consolidated financial position.

Panasonic Semiconductor Solutions Co., Ltd. ("PSCS"), a wholly-owned subsidiary of Panasonic Corporation, entered into a five year volume manufacturing agreement with us in 2014, is a significant customer of TPSCo and Tower on a consolidated basis and is expected to continue to comprise a major portion of TPSCo's revenues. Our ability to successfully operate TPSCo is essentially dependent on PSCS ordering a sufficient number of wafers and manufacturing services from TPSCo. While we have commenced engagements with third party foundry customers to initiate manufacturing at TPSCo and certain foundry customers have begun process transfers and ramp up for production, implementation of new customer processes may take between one to three years to reach the mass production stage, as customary in our industry.  Failure to generate sufficient revenues from PSCS and/ or new customers in an amount which will cover TPSCo’s costs may adversely affect TPSCo’s profitability and operations and may adversely impact our consolidated financial results.

Maxim is expected to be a significant customer of TJT, based on the long term 15 year volume manufacturing agreement signed with it, at least during the initial five year period following its acquisition, and is expected to comprise a major portion of TJT’s revenues during such period.  TJT shall manufacture semiconductor device wafer products for Maxim, which is committed to buy certain minimum quantities of such products from TJT in quantities that will enable TJT to gradually ramp up third-party products.  While we have commenced discussions with potential third party foundry customers to initiate manufacturing at TJT, and have begun certain process technology transfers to enable ramp of customer products which currently require additional demand which cannot be fulfilled in our other facilities, implementation of new customer processes may take between one to three years to reach the mass production stage, as is customary in our industry.  Failure to generate sufficient revenues from Maxim and/ or new customers in an amount which will cover TJT’s costs would adversely affect TJT’s profitability and operations and may adversely impact our consolidated financial results.

The production lines of our manufacturing fabrications may stop for short or long periods of time due to high utilization in certain areas, bottlenecks, power outages, water leaks, chemical leaks or other issues, which may adversely affect our cycle time, yield, and on schedule delivery. In addition, affected customers may elect to transfer their product orders to other fabs, thereby potentially causing an immediate loss of a potentially material amount of revenues for the applicable period, which would adversely affect our revenue, profitability and financial position.

There are many events that may occur which may adversely affect the manufacturing process running in a facility. From time to time, we experience high utilization rates in certain of our manufacturing lines and/ or areas, which cause bottlenecks in the lines and/or specific areas and/or specific machines, power outages, water leaks, chemical leaks or other issues that may adversely affect our cycle time, yield and on schedule delivery.  We try to mitigate any potential damage caused by such events and have insurance coverage, which we believe to be sufficient. However, we cannot ensure that such events will not have a negative effect on the Company, such as late deliveries, which may cause customers to elect to transfer their product orders to other fabs, thereby potentially causing an immediate loss of a material amount of revenues for the applicable period, which may adversely affect our revenue, profitability and financial position.

Our operating results may fluctuate from quarter to quarter which makes it difficult to predict our future performance and such fluctuations may ultimately negatively affect our financial position.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, a portion of which are beyond our control. These factors include, among others:

●	The cyclical nature of the semiconductor industry and the volatility of the markets served by our customers;

●	Changes in the economic conditions of geographical regions where our customers and their markets are located;

●	Shifts by integrated device manufacturers and customers and between internal and outsourced production;

●	Inventory and supply chain management of our customers;

●	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

●	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

●
The occurrence of an unexpected event, such as environmental events or industrial accidents such as fire or explosions,  electricity outage or misprocess, affecting the manufacturing process and our ability to recover the lost or damaged products and provide quality and timely production to our customers without charging them significant additional costs;

●	Completing capacity expansions and recruitment of personnel in a timely manner to address product demands by our customers;

●	Mergers and acquisitions in the semiconductor industry and its effect on our market share;

●	Our ability to satisfy our customers’ demand for quality and timely production;

●	The timing and volume of orders relative to our available production capacity;

●	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

●	Price erosion in the industry and our ability to negotiate prices with our current customers and new customers;

●	Our susceptibility to intellectual property rights’ disputes;

●	Our dependency on export licenses and other permits required for our operations and the sale of our products;

●	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

●	Interest, price index and currency rate fluctuations that were not hedged;

●	Technological changes and short product life cycles;

●	Timing for the design and qualification of new products;

●
The possibility that integrated device manufacturers continue to design and manufacture integrated circuits in their own fabrication facilities or that in certain periods or under certain circumstances such as low demand, they will choose to manufacture their products in their facilities instead of manufacturing products at external foundries; and

●	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, a portion of which are beyond our control, it may be difficult to predict our future performance and any such fluctuations may ultimately negatively affect our operating results and our financial position.

Our financial position and operations may be affected as a result of our debt and other liabilities.

As of December 31, 2015, we had approximately $311 million of consolidated debt outstanding, comprised as follows: Tower had (i) approximately $83 million of outstanding secured bank loans, maturing through October 2018 in installments amounting to $6 million during 2016, $56 million during 2017 and the remainder during 2018; and (ii) approximately $7 million of unsecured outstanding debentures due in December 2016. As of December 31, 2015, Jazz had (i) approximately $19 million of outstanding borrowings under its up to $70 million Wells Fargo credit line due December 2018, and (ii) approximately $58 million of outstanding debentures, convertible into our ordinary shares, payable in December 2018, unless converted earlier.  As of December 31, 2015, TPSCo had loans amounting to approximately $144 million comprised of approximately $73 million provided by JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd. (BOT), to be repaid in seven semi-annual equal installments starting in 2016 and ending June 2019 and approximately $71 million provided by JA Mitsui Leasing, Ltd. Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd., to be repaid in seven semi-annual equal installments starting December  2017 and ending December 2020. Carrying such amount of debt and other liabilities may have significant negative consequences on our business, including:

●	limiting our ability to fulfill our debt obligations and other liabilities;

●
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

●	increasing our vulnerability to adverse economic and industry conditions;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

●	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

●	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

●	fluctuations of the payable amounts in USD of TPSCo loans or other expenses which are denominated in JPY;

●	enforcement by the banks and other financing entities of their liens against Tower or Jazz’s respective assets, as applicable at the occurrence of an event of default.

In order to service our debt and other liabilities and obligations and/or improve its terms and conditions, in addition to our cash on hand and expected cash flow generation from operating activities, we continue to explore measures to obtain funds from additional sources including debt and/or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of intellectual property and/or intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or cover, in a timely manner, all our costs, capital expenditure investments and all of our scheduled debt detailed above, liabilities and obligations, which may adversely affect our financial position and operations.

Our success as a leading specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions which involve various risks.  There is no assurance that we will be successful in executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully operating TPSCo and TJT and integrating our foundry business opportunities into TPSCo and TJT fabs.

Our Company’s growth as a leading specialty foundry depends, to a significant degree, upon our ability to increase our presence in the specialty foundry field and gain more market share across the various specialty segments. In order to do so and thereby improve our financial position and operations, we need to expand our business, including through acquisitions, and attract new customers who will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing and consummating such acquisitions, loading the acquired facilities and integrating them into our business.

Our reliance on acquisitions as a means of growth involves risks that may adversely affect our future revenues and operating results. For example:

●	We may fail to identify acquisitions that would enable us to execute our business strategy.

●	Other foundries may bid against us to acquire potential targets. This competition may result in decreased availability of, or increased prices for, suitable acquisition candidates.

●
We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lender banks, and as a result, or for other reasons, we may fail to consummate certain acquisitions.

●
Potential acquisitions and integration requires the dedication of substantial management effort, time and resources which may divert management’s attention, focus and resources from our existing business operations or other strategic opportunities, which may have a negative adverse effect on our business.

●
We may fail to integrate acquisitions successfully in accordance with our business strategy, achieve anticipated benefits depending in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, expected synergies, attract sufficient business to newly acquired facilities in a timely manner or realize the anticipated growth opportunities from integrating an acquired business into our existing business.

●
We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

●	We may purchase a company with excessive unknown contingent liabilities, including, among others, patent infringement or product liability.

●	We may not be able to obtain sufficient financing which could limit our ability to engage in certain acquisitions.

●	The amount or terms of financing actually required before and after acquisition may vary from our expectations.

We cannot assure you that we will be successful in expanding our business, attracting new customers and increasing our market presence. Further, we cannot assure you that we will find and successfully execute such acquisitions or that they will achieve the expected synergies. With respect to our acquisition of the 51% equity stake in TPSCo in March 2014, and acquisition of TJT’s fab in February 2016, we cannot assure that we will successfully transfer and ramp up new foundry business and new customers into those fabs. In addition, the integration process may result in the loss of key employees, the disruption of ongoing business, supplier, customer, employee, labor union, and/or governmental relationships, and other difficulties that may adversely affect our ability to achieve the anticipated benefits of acquisition and may negatively impact our financial position.

If we are unable to manage fluctuations in cash flow, our business and financial position may be adversely affected.

 Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

●	fluctuations in the level of revenues from our operating activities;

●	fluctuations in the collection of receivables;

●	timing and size of payables;

●	the timing and size of capital expenditures;

●	the net impact of JPY/ USD fluctuations on our JPY income and JPY expenses;

●	the repayment schedules of our debt service obligations;

●	our ability to fulfill our obligations and meet performance milestones under our facility agreement and foundry agreements;

●	fluctuations in the LIBOR or TIBOR (Tokyo Interbank Offered Rate) rates which apply to our banks’ loans; and

●	fluctuations in the USD to NIS exchange rate.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower’s business and financial position may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, including certain limitations on changes of ownership as defined therein,  and is unsuccessful in negotiating a revised repayment schedule or revised terms, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, or if there is an event of default, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans due to them by Tower totaling approximately $83 million, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.

We may be harmed by pending litigation.

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. The Company believes the alleged claims are without merit and intends to vigorously defend the actions.  No assurance can be given regarding the outcomes from such litigation.  These claims and related matters may divert management's attention from the Company's business and may harm the Company’s image, valuation and the ability to raise funds.

 Our acquisition of a majority stake in TPSCo and the acquisition of TJT involve risks that may adversely affect our future financial performance and position.

Our acquisition of a majority stake in TPSCo and acquisition of TJT involve known and unknown risks that may adversely affect our future financial performance and position, including:

●	Failure to successfully integrate these acquisitions in accordance with our business strategy;

●
Historically, TPSCo’s fabs solely manufactured Panasonic Corporation’s and its customers’ products and TJT’s fab solely manufactured Maxim’s and its customers’ products.  Both TPSCo and TJT intend to bring various process technologies to their fabs to enable the manufacture of a wide range of products at these facilities for a broad range of customers.  This requires significant capital expenditures and on-site qualification of technologies.  There is no assurance that they will be successful in expanding their customer base in a timely manner in order to cover their manufacturing, operating and technology ramp costs.  In the event that they are unable to generate sufficient additional revenues from third party customers, we may not meet our future revenues expectations and may not achieve such levels of utilization in certain of said fabs in order to cover their respective operational and other costs, which may negatively affect these fabs’ operations as well as our future revenue growth, financial position and results.

The cessation of Fab 4 operations in the course of restructuring our activities and business in Japan involves risks that may negatively impact TJP’s financial position.

 The cessation in 2014 of the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, also included the sale of TowerJazz Japan (“TJP”) assets in order to fund TJP’s liabilities. If TJP will be required to pay more in the future to settle claims and/or any potential claims from vendors or other third parties, it may adversely harm TJP’s financial position.

We are required to comply with the terms of the Israeli Investment Center approved plan and regulations.

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

Failure to receive purchase orders currently expected may adversely affect our business and financial position.

When our forecast with respect to customer demand is high, we may purchase cap-ex in order to install additional capacity and provide for expanded production.  In the event that purchase orders received from customers do not meet our expected loading forecast, our business and financial position may be adversely affected.

We may incur additional indebtedness.

Although we are limited by the covenants in our loan facilities, we could find ourselves in a position in which we may incur additional indebtedness in order to fund our growth strategy, debt, capital expenditures and/or other expenses, which would increase the amount of our outstanding indebtedness. Any additional indebtedness may increase the risks associated with serving our indebtedness as described above.

A global recession, unfavorable economic conditions and/or credit crisis may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

The effects of a downturn or a weakness in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers.  Such a downturn or a weakness may adversely affect the Company's customer base and/or customers' products base by adversely affecting the Company’s ability to attract new customers and new business to its fabs.  Such a downturn or weakness may also adversely affect the Company’s ability to increase the utilization rates in its manufacturing facilities and maintain them at a high level that would suffice to cover its substantial fixed costs, maintain commercial relationships with its customers, suppliers, and creditors, including its lenders, and continue its capacity growth.  In addition, such a downturn or weakness may negatively impact the Company’s ability to improve its future financial results and position, including its ability to raise funds in the capital markets, fulfill its debt obligations and other liabilities, refinance its debt and other liabilities and/or pay them in a timely manner, comprised mainly of bank loans and debentures. There is no assurance that such downturn will not occur.

 The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenues shortfalls. We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from the number of wafers forecasted to be ordered, our operating results may be adversely affected.

We may manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which may have a negative impact on our financial results.

We target manufacturing wafers in an amount matching each customer’s specific purchase order. On occasion, we may produce wafers in excess of a customer's orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped or sold at a significant discount. Significant amounts of obsolete inventory may have a negative impact on our financial results.

Our financial results may be adversely affected if we are unable to operate our facilities at utilization rates that are high enough to reach revenue levels that would cover our costs and achieve operating and net profits in the amounts currently expected.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, associated mainly with our manufacturing facilities, while our variable costs are relatively small. Therefore, during periods when our facilities manufacture at high utilization rates, we are able to cover our costs.  However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs which remain constant, irrespective of the fact that fewer wafers were manufactured. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are high. If customer demand for our products is not sufficient to enable us to operate our facilities consistently at high utilization rates, we may not be able to fully cover all of our costs and achieve operating and net profits in the amounts currently expected.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenues. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities.  This may adversely affect our operating results and financial condition considering that in addition to the revenues loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed cost which remains constant irrespective of the number of wafers actually manufactured.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, potentially leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, under-utilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may adversely affect our business, our ability to raise funds, restructure and/or re-finance our debt and service our debt and other liabilities.

If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

●	rapid technological developments;

●	evolving industry standards;

●	changes in customer and product end user requirements;

●	frequent new product introductions and enhancements; and

●	short product life cycles with declining prices as products mature.

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

The semiconductor foundry business is highly competitive; our competitors may have competitive advantages over us and our financial results may be adversely affected if we do not successfully compete in the industry.

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

In addition, some semiconductor companies have advanced their CMOS designs to smaller process geometries than 45 nanometer. These smaller process geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller process geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is then required. Our specialty processes will therefore compete with these more advanced CMOS processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller process geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

●	greater manufacturing capacity;

●	more advanced technological capabilities;

●	a more diverse and established customer base;

●	greater financial, marketing, distribution and other resources;

●	a better cost structure; and/or

●	better operational performance, including cycle time and yields.

If we do not compete successfully, our business and financial results may be adversely affected.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business may be adversely harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture wafers and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Although we continuously enhance our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems. Manufacturing issues we may face include the following:

●	difficulties in upgrading or expanding existing facilities;

●	unexpected breakdowns in our manufacturing equipment and/or related facility systems;

●	unexpected events, such as an electricity outage or misprocess, affecting the manufacturing process;

●	difficulties in changing or upgrading our process technologies;

●	raw material shortages or impurities;

●	delays in delivery or shortages of spare parts; and

●	difficulties in maintenance and upgrade of our equipment.

Should such problems occur to a material degree, we may suffer delays in delivery, loss of reputation and/or a loss of customers, any of which could adversely impact our business, revenues and financial condition.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers and may have an adverse effect on our business and financial results.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. We also procure used equipment which can take longer to qualify into the manufacturing process, hence we may not be able to manufacture our products in a timely manner. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial results.

 Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

Of our revenues for the year ended December 31, 2015 and 2014, approximately 40% were in Japanese Yen (JPY) and most of our remaining revenues were in U.S. dollars (USD).  Our financing and investing activities and our expenses and costs are denominated mainly in USD, with a smaller portion in New Israeli Shekels (NIS) (mainly payroll and utilities costs for the Israeli site) and JPY (solely in TPSCo). Therefore, we are exposed to the risk of currency exchange rate fluctuations to this extent.

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

The US dollar amounts of revenues and costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US dollar, however, on a net basis, currency exchange rate fluctuations had essentially no impact on our consolidated statements of operations and financial results, since such fluctuations were naturally hedged by the revenues denominated in JPY against the costs denominated in JPY. The higher that TPSCo’s revenues from third party revenues grow, the more we may be exposed to changes in the USD/JPY exchange rate as a higher portion of TPSCo’s revenues will be denominated in USD while the higher costs remain denominated in JPY. With regards to the balance sheet, since our assets and liabilities in TPSCo are linked to the JPY, increases in the USD to JPY exchange rate cause a decrease in our net assets amount in TPSCo. Tower, Jazz and TPSCo’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate or TIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if any of the respective banks incurs increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, such bank may exercise its right to increase the interest rate on the credit facility or require us to bear such increased cost as provided for in the respective credit facility agreement.

We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate increases (mainly LIBOR and TIBOR rates), exchange rate fluctuations (mainly NIS & JPY rates as compared to the US dollar), and inflation, which may impact our cost and financial results in a material manner.

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

From time to time, we are a party to litigation matters incidental to the conduct of our business.  Because of the nature of the industry, we may be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

●	negotiating cross-license agreements;

●	acquiring licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

●
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

●	litigating the matter in court, incurring substantial legal fees and paying substantial monetary damages in the event we lose; or

●	developing non-infringing technologies, which may not be feasible.

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

As of December 31, 2015, we held 226 patents in force. We intend to continue to file patent applications when appropriate. The process of applying for patents to obtain patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will respect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will, at all times, enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which may reduce our opportunities to generate revenues. In the event that we are unable to enforce our intellectual property rights, our business may be harmed.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel,  in Jazz’s production processes in California, TJT’s production processes in Texas and in TPSCo’s facilities in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our manufacturing operations.

We are subject to risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged and/or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

Possible product returns could harm our business.

Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Although product returns have historically been less than 1% of revenues, future product returns in greater amounts may have an adverse effect on our business and financial results.

We are subject to risks related to our international operations.

We have generated substantial revenues from customers located in Asia-Pacific.  Because of our international operations, we are vulnerable to the following risks:

●	JPY and NIS fluctuations against the USD, see above risk factor “Our exposure to currency exchange and interest rate fluctuations may increase our cost of operations”;

●	the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

●	general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

●	natural disasters affecting the countries in which we conduct our business;

●	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

●
adverse foreign and international tax rules and regulations, such as withholding taxes deducted from amounts due  to us may not be refunded to us by the tax authorities since we are not entitled to foreign tax credit in Israel;

●	weak protection of our intellectual property rights in certain foreign countries;

●	delays in product shipments due to local customs’ restrictions;

●	laws and business practices favoring local companies;

●	difficulties in collecting accounts receivable; and

●	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate all the risks related to our international operations.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our senior executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel due to resignation, medical absence, illness or other reasons, and cannot find and integrate adequate replacement personnel into our senior management, business or operations in a timely manner. In particular with respect to our acquired TPSCo and TJT fabs, there is no assurance that the employees will successfully integrate and adjust to the new business and working requirements which are relevant to an independent manufacturing company, including transfer and ramp up of new technologies, engagement with new customers and compliance with manufacturing and service commitments to a diversified customer base.  We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

Our business forecasts are premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers. Our business may not meet our forecasts if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business and financial results may not meet our forecasts.

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

A significant portion of Fab 3’s employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement, which was renewed for three additional years, effective as of July 1, 2015. Similarly, a significant portion of TPSCo’s employees at its fabs in Japan are represented by a union and covered by a collective bargaining agreement. We cannot predict the effect that continued union representation or future organizational activities will have on these fabs’ business. Specifically under TPSCo’s collective bargaining agreement, the union and the company are required to first negotiate any points of dispute before taking any action such as work stoppages, strikes or other collective actions. We cannot assure you that Jazz and TPSCo’s fabs will not experience a material work stoppage, strike or other collective action in the future, which may disrupt their production and adversely affect our customer relations and operational results.

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

There is increasing concern that climate change is occurring and may have dramatic effects on human activity if no aggressive remediation steps are taken. Legislative developments with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We comply with the annual disclosure and reporting requirements adopted by the SEC with respect to use of conflict minerals mined from the DRC and adjoining countries. There may be costs associated with complying with these disclosure requirements (for example, if supplier changes become necessary), including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our vendors will be able to continue to comply with these requirements, there can be no guarantee that we will be able to gather all the information required from our vendors. In addition, there is increasing public sentiment that companies should avoid using conflict minerals from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict minerals, either because the suppliers are located outside of the DRC and adjoining countries, or because our suppliers have been certified as “conflict-free” by an internationally-recognized validation scheme, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed for our production from such suppliers. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries, or that have been certified as “conflict-free” by an internationally-recognized validation scheme, may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3 and its fabrication facility lease.

Jazz leases its fabrication facilities and offices under lease contracts that Jazz can extend until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period from 2022 to 2027. A few years ago, the landlord began a construction project adjacent to the fabrication facility.  Although Jazz does not anticipate an adverse impact to its operations, it is possible that construction activities adjacent to Jazz’s fabrication facility could result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which may adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, could result in a loss of wafers in production, deterioration in Fab 3’s yield and on schedule delivery and substantial downtime to reset equipment before resuming production, which may cause customer dissatisfaction and cause customers to contemplate transferring their product orders to other fabs, which may adversely affect our revenues and financial results. In addition, the lease amendment sets forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Risks Related to Our Securities

Tower's outstanding debentures are subordinated to Tower's indebtedness to its banks and other obligations to secured creditors and Jazz’s notes are subordinated to Jazz's secured indebtedness to its bank.

Tower's outstanding debentures (Series D and F totaling $7 million as of December 31, 2015, which are due for payment in December 2016) are subordinated to (i) approximately $83 million in the aggregate payable to the banks as of December 31, 2015 under Tower’s facility agreement; and (ii) any obligations to the Investment Center of the Israeli Ministry of Economy under the Investment Center’s “Approved Enterprise” program in relation to Fab 2. Tower has not guaranteed any of TPSCo or Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. Jazz's notes (totaling $58 million as of December 31, 2015) are subordinated to any drawdown under Jazz's bank credit line of up to $70 million (approximately $19 million outstanding as of December 31, 2015).

Fluctuations in the market price of our traded securities may significantly affect our ability to raise new capital.

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

In addition, it is possible that Tower’s operating results may differ from the expectations of public market analysts and investors, which may adversely affect the price of Tower’s securities.

Such adverse fluctuations in the market price of our equity and debt securities may also negatively impact our ability to raise new capital in order to finance our growth plans, obligations and liabilities and/or re-finance our debt, and/or may cause us to receive less favorable terms than expected.

 Market sales of Tower’s shares or conversion or exercise of a material portion of securities into shares or issuance of new ordinary shares, or even the perception that such may occur, may depress the market price of Tower’s shares, impair our ability to raise future capital through the financial markets and may limit our ability to fund our growth plans, our debt and other liabilities, which may have adverse effects on our business and financial position.

Market sales of Tower’s shares, or a conversion or exercise of a material portion of our convertible securities (including notes, warrants and options), or issuance of new ordinary shares, or even the perception that such sales, conversions, exercises or issuances may occur, could depress the market price of Tower’s ordinary shares, may impair our ability to raise capital,  may limit our ability to fund our growth plans and to service our debt and other liabilities, which may have an adverse effect on our business and financial position.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation or any SEC filing requirement may adversely affect our financial position.

We are subject to the reporting and filing requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which may negatively impact us and our ability to access the capital markets. In addition, we are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers.  Failure by us to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder may result in a deficiency and may negatively impact our financial position.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities, Tower’s design center and certain of Tower’s corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, Israel has been and is subject to armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital. Furthermore, we could experience serious disruption to our manufacturing in Israel if acts associated with said conflict result in any serious damage to said manufacturing facilities.  In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us may have a material adverse effect on our business.

            In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence, for a significant period of time, of one or more of our key employees or a significant number of our other employees due to military service. Such disruption may harm our operations and/ or our business.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business may be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires on December 31, 2016. If the exemption is not renewed in the future, as it has been regularly in past years, and we are forced to close either or both of the Israeli facilities for this period each week, our financial results and business may be harmed.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors are nonresidents of the United States, and a majority of Tower’s assets (excluding its U.S. subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, a judgment obtained against Tower or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States (except to the extent that it relates to one of Tower’s US subsidiaries) and may not be enforced by an Israeli court. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws claimed in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which may prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of Tower’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s  response date.  Furthermore, Israeli tax considerations may make potential transactions unappealing to Tower or to its shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.  These and other similar provisions may delay, prevent or impede a merger with or an acquisition of our company, even if such a merger or acquisition would be beneficial to Tower or its shareholders.

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

In September 2008, we merged with Jazz. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California (“Fab 3”).

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

In March 2014, we acquired from Panasonic 51% of a newly established company, TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), that manufactures products for Panasonic and other third parties, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at said three fabs to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo.

In February 2016, we acquired a fabrication facility in San Antonio Texas, USA (“Fab 9”) from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly owned US subsidiary, TJT. Fab 9 supports process geometries ranging from 0.18 to 0.8 for the manufacture of products using CMOS and analog based technologies.

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

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities.  These companies, such as Intel and Samsung, are known as integrated device manufacturers, or IDMs.  In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge.  Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity.  As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services.  Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies. This need for external manufacturing capacity led to the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers.  Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

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

With our world-class engineering team, well established transfer methodologies, and vast manufacturing experience, we offer state of the art production lines for core bulk CMOS and specialized technologies such as RF SOI back-end-of-line (BEOL) magnetoresistive random access memory (MRAM) , SiGe and  MEMS, among others. With a combination of well known intellectual property protection and capacity flexibility commitment, we ensure customer confidence and satisfaction for low-risk services and fast time-to-market.

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

We derived a very significant amount of our revenues for the year ended December 31, 2015 from our target specialized markets: RF CMOS, power IC and discrete devices, CMOS image sensors , wireless communication and high performance analog .  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: radio frequency CMOS (RF CMOS), CMOS image sensors (CIS), advanced analog CMOS,), radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) and power LDMOS.

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

We are currently actively involved in the high-end sensor and applications specific markets, which include applications such as high end video, high end photography, industrial machine vision, dental x-ray, medical x-ray, automotive sensors, security sensors and three dimensional sensors for entertainment and industrial applications.

We recognized the market potential of using CMOS process technology for a digital camera-on-a-chip, which would integrate a CMOS image sensor, filters and digital circuitry.  Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993.  Our services include a broad range of turnkey solutions and services, including silicon proven pixels services, optical characterization of a CMOS process, innovative patented stitching manufacturing technique and prototype packaging.  The CMOS image sensors that we manufacture deliver outstanding image quality for a broad spectrum of digital imaging applications.  Following the acquisition of TPSCo we are now offering even more advanced CMOS Image Sensor technology with technologies of 110nm on 200mm wafers and 65nm on 300mm wafers with pixel sizes down to 1.12 micron utilizing dual light pipe technology.

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

For the X-ray market, we offer our innovative patented “stitching” technology on 0.18-micron process as well as on 65nm technology on 300mm wafers and a variety of 15 to 150-micron pixels that are optimized for X-ray applications.  These pixels are used by our customers in dental and other medical X-ray products as well as in the industrial NDT (Not Destructive Testing) X-Ray market. Our stitching technology enables semiconductor exposure tools to manufacture single ultra high-resolution CMOS image sensors containing millions of pixels at sizes far larger than their existing field.  This technology is also used by us in the manufacturing of large sensors (up to one die per wafer) on 8” and 12” wafers and high end large format sensors with special pixels that we have developed specifically for this market.

We recently developed our near Infra-Red imaging technology, specially developed for gesture recognition systems designed by leading world computer manufacturers and a series of spectrally sensitive image sensors, including proximity sensors and sensors sensitive in the UV range.

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

Further, we have versions of our RF CMOS process built on silicon-on-insulator  (SOI) substrates (RF SOI). These RF SOI process technologies include devices optimized to deliver higher performance and improved isolation relative to devices in our RF CMOS process. We currently have RF SOI process technologies in 0.18 micron and 0.13 micron lithography nodes and fabricate various devices including antenna switches with record FOM (figure of merit) and front end modules.  Corresponding chips can be found in various products, including state-of-the-art smart-phones, manufactured by leading manufacturers.

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

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, optical networking components, television tuners, power amplifiers and low-noise amplifiers. These integrated circuits generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few integrated circuit manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS micron technologies available.

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

In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management devices on our 0.18 micron platforms. We have developed a series of Y-flash based modules with record (for the single Poly embedded MTP technologies) memory densities of up to 16kbit, which have been integrated in various power management products by our customers.

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

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to further solidify our position as a leading specialty foundry, by increasing our market share at existing customers and aggressively expand our global customer base.  We have marketing, sales, application engineers and customer support personnel in the United States, Korea, Taiwan, Japan, China and Israel.  In selected markets, including Europe, South America, Japan and India our marketing and sales staff is supported by independent sales representatives, who have been selected based on their industry experience in customer relations and understanding of the semiconductor marketplace.

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

The primary customers of our foundry and design services are fabless semiconductor companies and Integrated Device Manufacturers (IDMs).  A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity at our production facilities for such customers. Our customers include many industry leaders, serving a variety of end market segments. During the year ended December 31, 2015, we had three significant customers that each contributed between 6% to 40% of our revenues. During the year ended December 31, 2014, we had four significant customers that each contributed between 7% to 38% of our revenues. In 2013, we had three significant customers that each contributed between 7% and 27% of our revenues.

The percentage of our revenues from customers located outside the United States was 56%, 55% and 23% in the years ended December 31, 2015, 2014 and 2013, respectively. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2015	2014	2013
United States	44%	45%	77%
Japan	41%	40%	2%
Asia, excluding Japan (*)	11%	11%	14%
Europe	4%	4%	7%
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

We price our products on a per wafer basis, taking into account the unique value of our technology and its ability to enable customers to differentiate their products, complexity of the technology, the prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most of our customers usually place their purchase orders only two to four months before shipment; however certain customers are obligated to provide us with longer forecasts of their wafer requirements.

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

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wire and wireless high-speed communications, consumer electronics, automotive and industrial. We manufacture products for a wide range of electronic products, including but not limited to, high-performance applications, such as antenna switches, transceivers and power management circuits for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; high end video cameras, dental and medical x-ray vision, industrial cameras, focal plan arrays for imaging applications; infra-red detectors for gesture recognition, controllers for power amplifier and switching chips in cellular phones and wireline interfaces for switches and routers.

Competition

The global semiconductor foundry industry is highly competitive.  We broadly compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing. They each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We compete most directly in the specialty segment with foundries such as Vanguard Semiconductor, DongBu, X-Fab, and HH Semi. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as ST, Intel, Samsung, and others that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to companies involved in the design of ICs and to the Asian customer base.  The principal elements of competition in the wafer foundry market are:

•	technical competency;

•	production speed and cycle time;

•	time-to-market

•	research and development capabilities;

•	technology offering, available geometries and wafer size;

•	available capacity;

•	quality of manufacturing process and products manufactured;

•	access to intellectual property ;

•	manufacturing yields;

•	design services;

•	design enablement through robust Product Development Kits (PDKs);

•	customer support services;

•	price;

•	management expertise;

•	strategic relationships; and

•	stability and reliability of supply.

Many of our competitors, notably the pure-play advanced technology node-driven foundry service providers,  have greater manufacturing capacity, geographically diverse manufacturing facilities, longer or more established relationships with their customers, a more diverse customer base, superior research and development capability, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

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

Circuit Design.  IC production begins when a fabless IC company or IDM designs (or engages a third party or us) the layout of a device’s components and designates the interconnections between each component.  The result is a pattern of components and connections that defines the function of the IC.  In highly complex circuits, there may be more than 43 layers of electronic patterns.  After the IC design is completed, we provide these companies with IC manufacturing services.

Mask Making.  The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask.  The mask is the blueprint for each specific layer of the semiconductor wafer. We engage external mask shops for the manufacturing and provision of such masks.

IC Manufacturing.  Transistors and other circuit elements comprising an IC are formed by repeating a series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask.  Advanced IC manufacturing processes consist of hundreds of steps, including photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing.  The final step in the IC manufacturing process is wafer probing, which involves electronically inspecting each individual IC in order to identify those that are operable for assembly.  Our customers often use third party service providers for the performance of such service although we occasionally provide this service to certain customers.

Assembly and Test.  After IC manufacture, the wafers are transferred to assembly and test facilities.  In the assembly process, each wafer is cut into dies, or individual semiconductors, and tested.  Defective dies are discarded, while good dies are packaged and assembled.  Assembly protects the IC, facilitates its integration into electronic systems and enables the dissipation of heat or cold.  Following assembly, the functionality, voltage, current and timing of each IC is tested.  After testing, the completed IC is shipped to the customer. Our customers often use third party service providers for the performance of wafer assembly and testing, and to a smaller extent part of such process is performed independently by us.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the OCS. Accordingly, Tower is subject to restrictions set forth in Israeli law, as amended, which may limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with the OCS, or its replacement authority, funding. In addition, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, U.S. and other foreign export regulations as may be applicable.

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

Research and development expenses for the years ended December 31, 2015, 2014 and 2013 were $61.7 million, $51.8 million and $33.1 million, respectively, net of government participation of $0.6 million, $0.6 million and $0.4 million, respectively. As of December 31, 2015, we employed 422  professionals in our research and development departments,  44 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, in Newport Beach, California and in Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2015, we held 226 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in CMOS image sensors, embedded flash, power management, RF, SiGe, MEMS and mixed-signal technologies by continuous development in these areas. A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading providers, such as ARM , Synopsys and Kilopass, and further develop specialized processes through our internal design teams. The licensing of these technologies has significantly reduced our internal development costs.

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

Panasonic granted a license to certain process technologies to TPSCo for the manufacture of products for Panasonic and third party foundry customers. TPSCo may, in certain circumstances, sub-license such technology to Tower or to other third parties for payment of royalties.  The term of the agreement is five years which expires in March 2019. Upon the expiry of the agreement, the parties will discuss extending or renewing the agreement. In connection with the acquisition of Fab 9, Maxim granted TJT a license to certain process technologies for the manufacture of products at Fab 9 by TJT, some of which can only be used for the manufacture of products for Maxim, as well as license to certain process software for the manufacture of products at Fab 9.

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

The legal name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993. Tower directly operates our Fab 1 and Fab 2 facilities in Israel.   Tower’s wholly-owned subsidiary, Tower US Holdings Inc. owns all of the shares of Jazz US Holdings Inc., which owns all of the shares of Jazz Semiconductor, Inc. (all three companies are incorporated under the laws of the State of Delaware), which operates our Fab 3 facility. Tower’s wholly-owned subsidiary, TowerJazz Japan, Ltd. (incorporated in Japan) operated our Fab 4 facility in Japan, which operation ceased in July 2014 in the course of restructuring our activities and business in Japan. Tower holds a 51% equity stake in TPSCo (and PSCS holds the remaining equity of TPSCo).  TPSCo is incorporated under the laws of Japan and operates three fabs Arai E, Uozo E and Tonami CD located in Japan. As of February 2016, TowerJazz Texas Inc. (the shares of which are fully owned by Tower US Holdings), operates our Fab 9 facility in San Antonio, Texas, USA.

D.	PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

During 2015, we operated six manufacturing facilities: our Fab 1 and Fab 2 facilities in Israel, our Fab 3 Jazz facility in Newport Beach, California, and TPSCo’s three fabs (Arai E, Uozo E and Tonami CD) in Japan. We acquired a seventh facility in February 2016. The capacity in each of our facilities at any particular time is variable and depends on the combination of the processes being used and the product mix being manufactured at such time.  Hence, it may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and to maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of existing clean rooms area and the construction of an additional clean room area in Fab 2.

Capital expenditures in 2015 and 2014 were approximately $165 million and $50 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $7 million and $45 million, respectively.

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

Jazz leases its fabrication facilities and offices under lease contracts that Jazz can extend until 2027.  In 2015, Jazz exercised its option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. Under Jazz amended leases, Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance.  Jazz and the landlord further amended the lease to setting forth certain obligations of the Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Uozu E, Tonami CD and Arai E fabs

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

Fab 9

In February 2016, we acquired a fabrication facility in San Antonio Texas, USA from Maxim, which we refer to as Fab 9. The assets and related business that we acquired from Maxim are held and conducted through a wholly owned US subsidiary, TowerJazz Texas Inc. ("TJT"). Fab 9 supports process geometries ranging from 0.18 to 0.8 micron for the manufacture of products using CMOS and analog based technologies. Under the terms of this agreement, until the termination or expiration of the supply agreement signed between Maxim and TJT, Maxim has a right of first offer to re-purchase Fab 9 in the event Tower or any of its subsidiaries sell, transfer, dispose of, cease the operations of, close, transfer or relocate Fab 9, or if Tower or its operations at Fab 9 become subject to a petition of bankruptcy or liquidation.

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

For environmental, our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes.  Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All of our facilities are ISO 14001 certified, an international standard that provides management guidance on how to achieve an effective environmental management system. Risks have been evaluated and mitigation plans are in place to prevent and control accidental spills and discharges. Procedures have also been established at all our locations to ensure all accidental spills and discharges are properly addressed. The environmental management system assists in evaluating compliance status with all applicable environmental laws and regulations as well as establishing loss prevention and control measures.  In addition, our facilities are subject to strict regulations and periodic monitoring by government agencies. With these systems, we believe we are currently in compliance in all material respects with applicable environmental laws and regulations.

For safety, all of our facilities are OHSAS 18001 certified, an international occupational health and safety standard that provides guidance on how to achieve an effective health and safety management system. The health and safety standard management system assists in evaluating compliance status with all applicable health and safety laws and regulations as well as establishing preventative and control measures. We believe we are currently in compliance with all applicable health and safety laws and regulations.

Our goal in implementing OHSAS 18001, ISO 14001, ISO 9001 and TS16949  systems is to continually improve our environmental, health, safety and quality management systems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Critical Accounting Policies

Revenue Recognition.

Our net revenues are generated principally from sales of semiconductor wafers. We also derive revenues from engineering and design support and other technical and support services. The majority of our revenues is achieved through the efforts of our direct sales force.

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

We provide for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on pasts experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers for future engineering services, and/or product purchases are deferred until services are rendered or products are shipped to the customer.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues. An accrual for estimated sales returns and allowances relating to specific yield or quality commitments as a reduction of revenues at the time of shipment, which is computed primarily on the basis of historical experience and specific identification of events necessitating an allowance, is recorded. Any changes in assumptions for determining the accrual for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect our financial position and results of operations.

Depreciation and Amortization of Fix Assets and intangible assets.

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation have a material impact on our results of operations. Fixed and intangible assets depreciation and amortization expenses in 2015 amounted to $116 million. Following changes that we implemented during the second quarter of 2015 in the estimated useful life of our machinery, equipment and facility infrastructure which are detailed below, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 15 years; and (iii) technology and other intangible assets – 4 to 19 years. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TPSCo are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets will affect our depreciation and amortization expenses.

In connection with the periodic review of the estimated remaining useful lives of property and equipment at our foundry manufacturing facilities, it was determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. We extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42 million of reduced depreciation expenses which resulted in a net decrease of approximately $27 million of the Company’s loss for the year.  We believe that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

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

Convertible Debentures.

In 2010 and 2012, Tower issued un-secured, subordinated long-term debentures (“Series F”) in an aggregate amount of approximately $230 million, of which $1 million is outstanding as of December 31.  The Series F debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 per share.

The determination of the fixed conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110 million which was classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F which was presented in long term liabilities.

The approximately $110 million amount was recorded as accretion with amortization costs to be included in other financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in non-cash accretion and amortization costs included in other  financing expenses, net expected to be recognized at increasing amounts over the term of the debentures. Any partial or full conversion of Series F into ordinary shares increases shareholders’ equity, reduces debt liabilities and accelerates the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the periods of conversion occurrence, which would be offset by lower financing expenses in the periods thereafter.

During 2015 and 2014, a total of approximately $196 million and $34 million of Series F were converted into ordinary shares and approximately $88 million and $39 million were recorded, respectively, as accretion and amortization costs included in other financing expenses, net.

See Note 13E for the measurement of the equity component in Jazz 2014 convertible notes, according to ASC 470-20.

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

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2018. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customer’s Accounting of Fees Paid in Cloud Computing Arrangement, which provides guidance on accounting for fees paid in cloud computing arrangements. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a services contract. All software licenses recognized under this guidance will be accounted for consistent with other licenses of intangible assets. The guidance becomes effective for the Company in the first quarter of 2016. The guidance is not expected to have a material effect on the Company's Consolidated Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update becomes effective for the Company for the first quarter of 2017. The update is not expected to have a material effect on the Company's Consolidated Financial Statements.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2015	2014	2013
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	78.6	92.3	94.4
Gross Profit	21.4	7.7	5.6
Research and development expense	6.4	6.3	6.5
Marketing, general and administrative expense	6.5	7.1	8.5
Nishiwaki Fab impairment	(0.3)	5.7	--
Nishiwaki Fab restructuring costs	0.2	1.0	--
Amortization related to a lease agreement early termination	--	--	1.5
Acquisition related costs	--	0.1	--
Operating profit (loss)	8.6	(12.5)	(10.9)
Interest expense, net	(1.4)	(4.0)	(6.5)
Other financing expense, net	(11.4)	(6.7)	(5.7)
Gain from acquisition, net	--	20.1	--
Loss before tax	(4.2)	(3.1)	(23.1)
Income tax benefit	1.3	2.9	1.9
Loss for the period	(2.9)	(0.2)	(21.2)
Net loss (profit) attributable to the non-controlling interest	(0.1)	0.7	--
Net profit (loss) for the period attributable to the company	(3.0)%	0.5%	(21.2)%

Our consolidated financial statements include TPSCo results from April 1, 2014, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues. Revenues for the year ended December 31, 2015 increased to $960.6 million, as compared to $828.0 million for the year ended December 31, 2014. The net  increase in revenues of $132.6 million resulted from: (i) an increase of $72.3 million in revenues deriving from Panasonic, mainly due to the inclusion of TPSCo’s revenues for the full year in 2015, as compared to three quarters during 2014 following its establishment on April 1, 2014;  (ii) no revenues from Micron Technology, Inc. in 2015, as compared to $60.1 million of Micron revenues in 2014, prior to the cessation of operations of the Nishiwaki fab; and (iii) an increase of $120.4 million in revenues from other customers (excluding Panasonic and Micron), attributed mainly to an increase of 21% in number of wafer shipped and an increase of 8% in the average selling price.

Cost of Revenues. Cost of revenues for the year ended December 31, 2015 amounted to $755.2 million, as compared to $764.2 million for the year ended December 31, 2014. The $9 million decrease is comprised as follows: (a) a cost reduction of $74 million following the cessation of operations of the Nishiwaki fab; and (b) a decrease of $42 million in cost of revenues following the extended estimated useful lives of machinery and equipment, as described in Note 8A to the consolidated financial statements for the year ended December 31, 2015; offset by (c) an increase of $107 million of variable manufacturing costs related to the increase in revenues under (i) and (iii) described above.

Gross Profit. Gross profit for the year ended December 31, 2015 amounted to $205.4 million as compared to $63.8 million for the year ended December 31, 2014. This $141.6 million increase in gross profit resulted from the $132.6 million increase in revenues and the $9 million decrease in cost of revenues as detailed above.

Research and Development. Research and development expense for the year ended December 31, 2015, amounted to $61.7 million, as compared to $51.8 million for the year ended December 31, 2014. The main reasons for the increase are the inclusion of TPSCo’s research and development expenses starting April 1, 2014 and increase of research and development activities required for introducing new business at TPSCo.

Marketing, General and Administrative Expense. Marketing, general and administrative expense amounted to $62.8 million for the year ended December 31, 2015, as compared to $58.8 million in the year ended December 31, 2014. The main reasons for the difference are the inclusion of TPSCo’s marketing, general and administrative expense starting upon its establishment in April 1, 2014.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki fab restructuring costs and impairment resulted from the cessation of the Nishiwaki fab operations in Japan as part of the re-organization of our business in Japan, mainly reflecting a non-cash fixed-assets impairment. See also Note 4 to our consolidated financial statements as of December 31, 2015.

Operating Profit (Loss). Operating profit for the year ended December 31, 2015 amounted to $81.9 million as compared to a loss of $103.6 million for the year ended December 31, 2014. This $185.5 million operating profit resulted from the same reasons asthe increase in gross profit and from the Nishiwaki fab restructuring costs and impairment in 2014 as described above.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2015 was reduced to $13.2 million as compared to interest expense, net of $33.4 million for the year ended December 31, 2014 due to the reduction in our debt, including: (i) conversion during 2015 of $196 million of debentures Series F into shares; and (ii) the early redemption in January 2015 of Jazz’s notes, as described in Note 13D to our consolidated financial statements as of December 31, 2015.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2015 amounted to $109.9 million as compared to other financing expense, net of $55.4 million for the year ended December 31, 2014. The increase in other financing expense, net for the year ended December 31, 2015 is due to accelerated accretion and amortization costs of Debentures Series F, resulting from their conversion into shares during the year ended December 31, 2015. For more details, see Note 13C to our consolidated financial statements as of December 31, 2015.

Gain from Acquisition, Net. Gain from the acquisition of TPSCo, net in the amount of $166.4 million was included in the year ended December 31, 2014. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, we recognized a gain on the acquisition, net.  See also Note 3 to our consolidated financial statements as of December 31, 2015.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2015 amounted to $12.3 million as compared to $24.7 million in the year ended December 31, 2014. Income tax benefit for the year ended December 31, 2015 included: (i) $11 million from the reduction in the unrecognized tax benefit balance during 2015 due to the expiration of the statute of limitations of prior tax years for Jazz; and (ii) $8 million tax benefit mainly due to reduced income tax rates in Japan; offset by (iii) $7 million tax expenses related to the subsidiaries’ profit before tax. Income tax benefit for the year ended December 31, 2014 resulted mainly from the subsidiaries’ loss before tax and amounts related to the Nishiwaki Fab cessation of operation. See also Note 20 to our consolidated financial statements as of December 31, 2015.

Net Profit (Loss). Loss for the year ended December 31, 2015 amounted to $29.6 million as compared to a net profit of $4.3 million for the year ended December 31, 2014. The differences, which are detailed above, are mainly resulted from: (i) $54 million increase in other financing expense net, mainly due to the non-cash accretion and amortization resulting from the conversion of debentures Series F in 2015 as detailed above; (ii) gain from the acquisition of TPSCo, net of $166 million included in 2014; (iii) Nishiwaki fab restructuring costs and impairment of $56 million; and (iv) increase in gross profit and in operating profit as detailed above.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenue. Revenue for the year ended December 31, 2014 amounted to 828.0$ million compared to 505.0$ million for the year ended December 31, 2013. The increase in revenue of 64% was mainly due to a higher amount of wafers shipped of 20% and 35% higher average selling price per wafer manufactured and shipped to our customers. This revenues increase is comprised of (i) an increase of239$  million in revenues deriving from our Japanese manufacturing sites (comprised of TPSCo fabs revenues in 2014 and TJP fab revenues in 2013 and (2014 and (ii) an increase of 84$ million in revenues in 2014 as compared with 2013 from all of our non-Japanese manufacturing sites.

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

Other Financing Expense, Net. Other non-cash financing expense, net for the year ended December 31, 2014 amounted to $55.4 million, as compared to $27.8 million for the year ended December 31, 2013. This increase was mainly attributed to Series F debentures' non-cash accretion calculated in 2012 in accordance with GAAP and acceleration of such accretion, which resulted in $39 million of such expenses in the year ended December 31, 2014, an increase of $26 million as compared to the accretion expense in the year ended December 31, 2013, which resulted from accretion and amortization over the Beneficial Conversion Feature established in 2012. See also Note 13C to our consolidated financial statements as of December 31, 2014. These increased costs associated with said debentures (which are maturing in two equal installments in 2015 and 2016) included in 2014 non-cash accretion costs which would otherwise have been recorded in 2015 and 2016. Such accelerated non-cash costs have been recorded in 2014 in the amount of $16 million as a result of early conversions of Series F debentures to ordinary shares,in the amount of $34 million. In addition, said conversions increased shareholders' equity, reduced the Company’s debt and improved future profitability due to the accelerated recognition of such accretion costs. Any partial or full conversion of Series F debentures into ordinary shares will further increase shareholders' equity, reduce debt liabilities and accelerate the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expense in the period such conversion is recorded, which will be offset by lower financing expense in the periods thereafter; from January 1, 2015 to March 31, 2015, Series F debentures in the amount of approximately $162  million were converted into ordinary shares, resulting in approximately $70 million of added non-cash accelerated accretion and amortization costs and approximately $5.8 million inherent benefit attributed to the reduced conversion ratio, which will be included in other non-cash  financing expense  for the first quarter of 2015, as well as reduced liabilities and increased shareholders' equity. This will further reduce our future financing expenses and improve our profitability in the following periods after the first quarter of 2015.

Gain from Acquisition. Gain from acquisition, for the year ended December 31, 2014, amounted to $166.4 million, attributed to the acquisition of TPSCo. As the fair value of the net assets acquired exceeded their purchase price, we recognized a gain on the acquisition, which derived from the high value assigned to Tower’s stake in TPSCo. See also Note 3 to our consolidated financial statements as of December 31, 2014.

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

Impact of Inflation and Currency Fluctuations.

Our expenses and costs are denominated in NIS, USD, JPY and/or Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The US Dollar (“USD”) costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are affected by the fluctuation in the US dollar to New Israeli Shekel (“NIS”) exchange rate. During the year ended December 31, 2015, the US Dollar appreciated against the NIS by 0.3% and the Israeli Consumer Price Index (“CPI”) decreased by 1.0% (during the year ended December 31, 2014, the US dollar appreciated against the NIS by 12.0% and the Israeli CPI decreased by 0.2%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our USD costs will increase if inflation in Israel exceeds the devaluation of the NIS against the USD.

The majority of TPSCo revenues are denominated in Japanese Yen (“JPY”), and most of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results (the impact on the revenues will be mostly offset by the impact on the expenses). During the year ended December 31, 2015, the USD appreciated against the JPY by 0.8% (during the year ended December 31, 2014, the USD appreciated against the JPY by 13.8%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in USD, NIS and/or JPY.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, we had an aggregate amount of $205.6 million in cash, cash equivalents and interest bearing deposits, as compared to $187.2 million as of December 31, 2014.

The main cash activities during the year ended December 31, 2015 included: $195.2 million positive cash from operating activities (net of $12.4 million interest payments and excluding $24.9 million non-recurring Nishiwaki employee termination related payments in connection with its 2014 cessation of operations); $14.4 million received from exercise of warrants and options, net; $70.6 million from loan received; capital investments, net which aggregated to $165.5 million; $69.7 million of debt principal payments to banks and bondholders; and $1.6 million dividend paid to Panasonic.

As of December 31, 2015, outstanding principal of bank loans was $245.6 million, out of which $26.7 million were presented as short term. As of such date, we had an aggregate principal amount of $65.1 million of debentures on our balance sheet, of which $6.6 million were presented as short-term. Under GAAP, as of December 31, 2015, loans from banks were presented in our balance sheets in the carrying amount of $237.7 million, out of which $26.7 million were presented as short term. As of such date, we presented a carrying amount of $52.4 million of debentures in our balance sheets, of which $6.6 million were presented as short-term.

Tower's Credit Facility

As of December 31, 2015, Tower's outstanding debt under its credit facility with Bank Leumi and Bank Hapoalim (together, “Lender Banks”) was approximately $83 million.

Agreements and Amendments under the Credit Facility of Tower

For detailed information see Notes 12B and 16A to the 2015 annual consolidated financial statements for the year ended December 31, 2015.

Under Tower’s Facility Agreement (the “Facility Agreement”), the approximately $83 million outstanding as of December 31, 2015 currently carries an annual interest rate of USD LIBOR plus 3.90%.  The principal payments’ schedule of such loan is approximately $6 million during 2016, $56 million during 2017, and approximately $21 million during 2018.

 We have registered liens in favor of the State of Israel and the Lender Banks on substantially all of our present and future assets, including on our subsidiaries’ equity holdings and all our contracts. The Facility Agreement restricts our ability to place liens on our assets other than certain permitted encumbrances, without the prior consent of the Lender Banks.

According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, Lender Banks were to accelerate Tower's obligations, Tower would be obligated, among other matters, to immediately repay all loans made by Lender Banks (which as of December 31, 2015 amounted to approximately $83 million) plus penalties, and Lender Banks would be entitled to exercise the remedies available to them under the amended Facility Agreement, including enforcement of their liens against all of Tower's assets.

The amended Facility Agreement, includes, among others, (i) Tower’s agreement to accelerate payments on account of principal of the loans as a percentage of proceeds to be received from certain potential future fundraising;  (ii) certain limitations on  change of ownership in circumstances as defined therein; (iii)  subject to certain exceptions, Tower is restricted from assuming liability for indebtedness or other obligations of its subsidiaries, and is restricted from providing guarantees for its subsidiaries; (iv) subject to certain exceptions Tower cannot invest in, finance, loan or transfer any amounts to, any of its subsidiaries or otherwise expend any funds in the operation of its subsidiaries; and (v) additional conditions and covenants, including restrictions on incurring new debt and new equity investments by Tower and a prohibition on the distribution of dividends.

Other Recent Financing Transactions

Tower Debentures Series F

In 2010 and 2012, Tower issued unsecured and subordinated long-term debentures which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, and which are repayable in two equal installments in December 2015 and December 2016. As of December 31, 2015, the aggregate outstanding principal amount of such debentures was approximately $1 million as compared with $197 million as of December 31, 2014, following conversions of such bonds to shares following conversions of such bonds to shares totaling $196 million which occurred during 2015, including through accelerated conversion public offer for our Series F Debentures for ordinary shares.

As of March 31, 2016, the aggregate outstanding amount of such debentures is approximately $1 million. Any outstanding debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share.

For more information regarding Tower’s debentures, see Note 13C to the 2015 annual consolidated financial statements included in this report.

Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70 million, maturing in December 2018 (the “Credit Line Agreement”).  Loans under the Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum and starting February 2016 interest is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0%  per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz and its subsidiaries. The Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Borrowing availability under the Credit Line Agreement as of December 31, 2015, was approximately $49 million of which approximately $20 million has been utilized as of such date (including $19 million through loans and approximately $1 million through letters of credit).  As of December 31, 2015, Jazz was in compliance with all the covenants under this facility. Jazz’s debt and obligations, including its obligations pursuant to the Credit Line Agreement, are not guaranteed by Tower.

Notes Issued by Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94 million due 2015 (the “2010 Notes”). Interest on the 2010 Notes was a rate of 8% per annum was payable semiannually.

In 2014, in accordance with the 2014 Exchange Agreement described below, certain of the 2010 Notes were exchanged for newly issued 2014 Notes and Jazz early redeemed the remaining  approximately $45 million of 2010 Notes in January 2015, as permitted by the terms of the indenture governing the 2010 Notes. As a result, there are no outstanding 2010 Notes as of December 31, 2015.

Notes Issued by Jazz in 2014

In March 2014, Jazz, together with certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain 2010 Notes holders (the “2014 Participating Holders”) according to which Jazz issued new un-secured convertible senior notes due December 2018 (the “2014 Notes”) in exchange for approximately $45 million in aggregate principal amount of the 2010 Notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers agreed to purchase $10 million in aggregate principal amount of the 2014 Notes for cash consideration.

In connection with the November 2015 Jazz Reorganization, Jazz US Holdings assumed the obligations of Jazz Technologies under the 2014 Notes.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled at Jazz discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see Note 12C) to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt of Jazz. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

As of December 31, 2015 and 2014, approximately $58 million principal amount of 2014 Notes was outstanding.

Long Term Loan Agreement from Japanese Institutions

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd (BOT), under which it has borrowed approximately 8.8 billion Japanese Yen (approximately $73 million as of December 31, 2015).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019. The loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset based loan (“ABL”) agreement, according to which, TPSCo entered into a five year term loan agreement with JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen (approximately $71 million as of December 31, 2015).

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount to be repaid in seven semi-annual equal installments starting December 2017 and ending December 2020. The ABL is secured by a lien over certain machinery and equipment of TPSCo located in Japan manufacturing facilities.

The ABL agreement also contains certain financial ratios and covenants, as well as definitions of event of defaults and acceleration of the repayment schedule.

Acquisition of a Manufacturing Facility in the U.S

In February 2016, Tower completed the acquisition of a fabrication facility in San Antonio, Texas from Maxim. The acquisition was done through a new indirectly wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). The purchase price was $40 million payable through the issuance of approximately 3.3 million ordinary shares of Tower.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, pursuant to which Maxim is committed to buy products from TJT in quantities that will facilitate a gradual ramp of third-party products by TJT. In accordance with this agreement, in February 2016 Maxim paid TJT $17 million to support its working capital needs which will be repaid to Maxim during the first 18 months after the acquisition.

Tower Israeli Shelf Prospectus and Debt Refinancing

In May 2016, Tower published an Israeli shelf prospectus pursuant to which Tower may, for a period of two years, issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, subject to the terms set out in the shelf prospectus. Under said shelf prospectus, the Company is targeting to issue long term straight bonds and use the funds to replace the Israeli banks’ loans.  For this fundraising, the Company recently received an “A” rating from Standard & Poor’s Maalot  (a rating company which is fully owned by S&P Global Ratings). The long term bonds to be issued would be non-convertible, un-secured and enable the Company greater financial and business flexibility.

 Our Operations in Japan

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

For details regarding the acquisition of TPSCo see Note 3 to the annual consolidated financial statements for the year ended December 31, 2015 included in this report.

The restructuring of our business and activities in Japan as discussed above, and the acquisition of TPSCo, provided us with more available capacity in Japan to satisfy our customers’ demand and to leverage the opportunity of growing from one Japanese fab to three such fabs and benefit from the economics of scale, both from costing aspects and customer support, marketing and sales aspects. In connection with this restructuring, we ceased the operations of the Nishiwaki fab in Japan as well as terminated its vendors and other agreements, sold all the fab’s assets and terminated its work force. In addition, certain customers and products were moved from Nishiwaki to our other fabrication facilities in Japan, US and Israel.  The ability to leverage the TPSCo acquisition in a timely manner enables us to successfully consolidate the business and operations under one umbrella and benefit from the cost and marketing synergies and efficiencies.

The net restructuring and asset impairment charges presented in the consolidated statements of operations totaled to impairment charges, net of $47.5 million and $(2.6) million and restructuring costs of $8.0 million and $1.7 million in the years ended December 31, 2014 and 2015, respectively.

There are no additional costs expected to be incurred in the future and all remaining closure procedures are expected to be finalized in 2016.

For details regarding the restructuring of our operations in Japan, see Note 4 to the annual consolidated financial statements for the year ended December 31, 2015 included in this report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2015, 2014 and 2013 were $61.7million, $51.8 million and $33.1 million net of government participation of $0.6 million, $0.6 million and $0.4 million respectively. Tower also incurred costs in connection with the transfer of technology for use in Fab 2, some of which has been amortized over the estimated economic life of the technology following the commencement of production in Fab 2 during the third quarter of 2003  (see also in this Item “Critical Accounting Policies – Depreciation and Amortization”).

For a description of our research & development policies and our patents and licenses, see “Item 4. Information on the Company-4.B. Business Overview”.

D.	TREND INFORMATION

The Company operates as a specialty foundry in the semiconductor industry. The semiconductor industry is historically characterized as highly cyclical, both seasonally and over the long term. Over time the market fluctuates, cycling through periods of weak demand, production excess capacity, excess inventory and price pressure, and periods of strong demand, full capacity utilization, and product shortages, commanding higher selling  prices.

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art fabs are currently supporting process geometries of 22-28 nanometers and below with 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to manufacturing these larger geometry products, which may result in reduced profitability for the associated manufacturers. However, our strategy to focus on specialty technologies within the nodes we offer, along with our deep applications knowledge and customer technical support, enable us to achieve higher product selling prices as compared to manufacturers of “commoditized” standard products. The Company currently offers process geometries of (i) 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers; (ii)  0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers; and (iii) 65 nanometer and 45 nanometer on 300-mm  wafers. We continue to invest in our portfolio of specialty process technologies and Intellectual Property (IP) to address the key product and system requirements of our customers, thus enabling them to compete in their respective markets.

Another  key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies offer a strong, compelling value proposition to our customers. Our target markets include the Internet of Things (IoT), ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, and industrial markets. For example, we believe that our specialty SOI and SiGe process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our Power Management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. TowerJazz specialized CMOS  image sensor platforms allow customers to fabricate ultra high sensitivity/low noise  CIS products  for operation  in visible, infra-red ,ultra-violet and X-ray spectral ranges,  develop both ultra small-size cameras and imagers occupying the whole surface of a 200mm wafer. Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, expanding our customer base, and grow our business at existing customers.

During recent years, we have accelerated our plans to expand manufacturing capacity. We have significantly increased capacity in Fab 1, Fab 2, Fab 3, and Fab 5 in Japan (for more details see “Our Operations in Japan”). In February 2016 we completed the acquisition of Maxim Integrated's San Antonio, Texas wafer fab plant to help us meet our customers’ demand. We are focused on a achieving successful integration of all our fabs globally and increasing the utilization of the acquired fabs, by attracting new customers and opportunities.

We seek to maintain capital efficiency by leveraging our capacity and manufacturing model to ensure  cost-effective manufacturing. With a global manufacturing footprint, including seven fab in three continents, we are focused on sharing and applying best practices across the organization, to provide our customers with high quality solutions, along with the applications knowledge and technical support, that allows them to unlock their competitive edge in the market.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilities (mainly trade accounts payable) (1)	152,349	152,349	--	--	--	--	--
Loans from banks (2)	267,137	34,111	94,055	67,397	51,049	20,525	--
Debentures (3)	79,598	11,961	4,665	62,972	--	--	--
Operating leases	56,112	16,206	14,684	14,065	5,610	2,628	2,919
Equipment purchase agreements (4)	31,684	31,684	--	--	--	--	--
Other long-term liabilities	12,527	690	785	865	937	1,015	8,235
Purchase obligations	20,010	10,443	7,533	1,234	800	--	--
Total contractual obligations	619,417	257,443	121,722	146,533	58,396	24,168	11,155

(1)	Short-term liabilities include primarily our trade accounts payable for equipment and services as well as payroll related commitments.
(2)	Loans from banks include principal and interest payments in accordance with the terms of agreements with the banks.
(3)	Debentures include total amount of principal and interest payments for the presented periods.
As of December 31, 2015 approximately $59 million of such debentures were convertible into ordinary shares at a conversion price of approximately $10 per share.
(4)	Equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $1 million in standby letters of credit and guarantees.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2015, amounted to approximately $44.5 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart. The table above reflects our commitments and contingencies which are known to us as of December 31, 2015. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof and actual payments may vary significantly from those presented above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2016:

Officer	Senior Managements’ Name	Age	Title
A	Russell C. Ellwanger	61
Chief Executive Officer of Tower,  and  Chairman of the Board of Directors of its subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.

B	Oren Shirazi	46	Chief Financial Officer, Senior Vice President of Finance
C	Dr. Itzhak Edrei	56	President
D	Rafi Mor	52	Chief Operating Officer
E	Dalit Dahan	47	Senior Vice President of Human Resources and IT
F	Nati Somekh	40	Senior Vice President, Chief Legal Officer and Corporate Secretary
G	Yossi Netzer	52	Senior Vice President of Corporate Planning
H	Ilan Rabinovich	59	Senior Vice President of Quality and Reliability
I	Dr. Marco Racanelli	49	Newport Beach Site Manager and Senior Vice President and General Manager of RF/High Performance Analog Business Group, General Manager of US Aerospace & Defense Business Unit
J	Guy Eristoff	53	Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo)
K	Gary Saunders	55	General Manager of Tower Semiconductor USA (TSU) and Senior Vice President of Sales
L	Dr. Avi Strum	54	Senior Vice President and General Manager of the CMOS Image Sensor Business Unit
M	Zmira Shternfeld-Lavie	50	Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D

	Directors’ Name	Age	Title
N	Amir Elstein	60	Chairman of the Board
O	Kalman Kaufman	70	Independent Director
P	Alex Kornhauser	69	Independent and External Director
Q	Dana Gross	48	Independent Director
R	Ilan Flato	59	Independent and External Director
S	Rami Guzman	77	Independent Director

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

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

Rafi Mor was appointed as Chief Operation Officer of TowerJazz in August 2014.  Mr. Mor serves as a board member of Jazz Semiconductor, Inc., Jazz US Holdings, TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Ltd. Previously Mr. Mor served as Chief Executive Officer of TowerJazz Japan from  October 2011, after serving as Senior Vice President and General Manager of Jazz Semiconductor Newport Beach, California site since September 2008. In October 2010, Rafi was nominated to be the manager of our Newport Beach Fab, in addition to his GM role. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds an MA and B.A. in chemical engineering from Ben Gurion University.

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

Ilan Rabinovich was appointed Senior Vice President of Quality and Reliability and General Manager of CMOS Business Unit in January 2015. Previously, Mr. Rabinovich served as Vice President, Customer Support and General Manager, CMOS Business Unit from December 2009. Prior to joining TowerJazz, from 2005 to 2009, Mr. Rabinovich served as Vice President of Operations, Opto Fab, Vishay Ltd. (formerly CyOptics Ltd.), a subsidiary of Vishay Intertechnology.  From 2000 to 2005, Mr. Rabinovich served as President and Vice President of Product Development at CyOptics Ltd. From 1995-2000, Mr. Rabinovich worked as a Process Engineering Manager and Director of Engineering for Tower Semiconductor Ltd. From 1983 to 1995, Mr. Rabinovich held various engineering and management positions in National Semiconductor Company and in Tower Semiconductor, Israel. Mr. Rabinovich holds a M.Sc. in Physics from Tel Aviv University and a B.Sc. in Physics and Mathematics from Hebrew University, Jerusalem.

Dr. Marco Racanelli was appointed Newport Beach Site Manager in April 2014 and also serves as Senior Vice President since June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group since September 2008. Previously, he served as General Manager, Power Business Group from June 2012 until March 2016 and Vice President of Technology & Engineering, Aerospace & Defense General Manager for Jazz Semiconductor. Prior to Jazz, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor since 1996 in the area of technology development where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology, and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli received a Ph.D. and a M.S. in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. in Electrical Engineering from Lehigh University. He holds over 35 U.S. patents.

Guy Eristoff was appointed Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo) at the time of its foundation in April 2014. Previously, he served as Vice President, Global Operational Excellence at TowerJazz. Prior to this, he served in various positions in the semiconductor industry such as Director of 200mm Fabs Core Engineering at Global-Foundries (Technology Development, Marketing, Industrial Engineering & Central Engineering) for the 200mm Business Unit, (5 fabs), General Manager, Singapore and Asia Region at Intevac, Thin Films Section Manager, Thin Films Module Manager and Process Integration Deputy Director at Chartered Semiconductor and Process/Hardware Engineer and Field Service Manager at Applied Materials. Mr. Eristoff received his B.S. degree in Physics from Rensselaer Polytechnic Institute, (RPI) Troy New York.

Gary Saunders has served as Senior Vice President Worldwide Sales and General Manager of Tower Semiconductor USA (TSU) since 2015. Prior to TowerJazz, he spent five years at Cypress Semiconductor, most recently as Senior Vice President of Worldwide Sales. Previously, he served in executive positions at Spansion, including Corporate Vice President, Worldwide Wireless Sales and Market Development. Prior to Spansion, Mr. Saunders was employed by Fairchild Semiconductor International, National Semiconductor Corporation, and Texas Instruments in various management positions. Mr. Saunders received a B.S. in Computer Science, Magna Cum Laude from Union College, NY and completed the American Electronics Association Program for management of high technology companies at Stanford University Executive Institute, Stanford, CA.

Dr. Avi Strum serves as our Senior Vice President and General Manager of the CMOS Image Sensor Business Unit. Previously, Dr. Strum was Vice President and General Manager of the Specialty Business Unit, Vice President of Europe Sales, Head of the Design Center in Netanya and Device and Integration Department Manager. Prior to joining Tower, Dr. Strum served as the President and COO of TransChip Inc. and from 1996 to 2001, he served in various positions with Intel Corp., both in Israel and the US. From 1990 to 1996, he was the R&D Manager of SCD and was in charge of all the Infrared Detectors development in SCD. Dr. Strum received his Ph.D. and B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology in 1990 and 1985 respectively.

Zmira Shternfeld-Lavie serves as our Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D. Ms. Lavie has over 25 years’ experience with silicon processing technologies, fabrication management and research and development. She joined the R&D Group as Thin Film Section Manager when it was established in 1996. In her current position, she is also leading the R&D Process Group, MEMS and manages the process transfer activity with a target of establishing customer specific processes in Tower’s fabs. Previously, Ms. Lavie served at National Semiconductor as Thin Film Process Engineer. She has expertise in thin films metallization and process integration and has several patents within this area. Ms. Lavie received a B.Sc. in Chemical Engineering from the Technion - Israel Institute of Technology.

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as Director in the Board of Directors of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

            Kalman Kaufman has served as an independent director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, and serves as a director in Optimal Test and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

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

Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009. Since 2012, Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  Since 2009, Mr.  Flato has served as director in two Provident Funds and also as Chairman of the Business Executive of Kibbutz Kfar Blum.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an M.A. from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as an independent director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Mr. Guzman was also a director in Bank Leumi from 2005 to 2011 and from 2012 to 2015.  Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

B.	COMPENSATION

For the year ended December 31, 2015, we paid to all our directors and senior management described in Item 6A. above, as a group, an aggregate of $6.6 million, in salaries, fees, payments upon termination and bonuses.  The total employer cost for personal vehicle, relocation expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits for such persons was approximately $2.0 million in the year ended December 31, 2015.

As required by the Israeli Companies Law, during 2013, Tower adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits. This compensation policy was created by the Compensation Committee, recommended for approval by the Board of Directors, which approved it and then approved by the shareholders’ meeting in September 2013. Since the adoption of the compensation policy in 2013, the terms of compensation of the Company's officers and directors are based on this policy. Our compensation policy is performance based and is designed to align our officers’ and directors' interests with those of the Company and its shareholders in order to enhance shareholder value. Its structure allows Tower to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as achieving a positive impact on Company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

In December 2012, Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. Amendment 20 requires, among other provisions, that the board of directors of Israeli publicly traded companies appoint a Compensation Committee comprised of at least three members, that all external directors be members of the Compensation Committee (unless the company follows the Amendment to the Relief Regulations as detailed below, in which case the board independence and composition requirements set forth by the SEC and in the Nasdaq Listing Rules shall apply, as further detailed below), that the following persons cannot be members of the Compensation Committee: (i) the chairman of the board of directors, (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control, (iii) any director who derives his salary primarily from a controlling shareholder, (iv) a controlling shareholder, or (v) any relative of a controlling shareholder, and that the chairman of the Compensation Committee be an external director. Pursuant to Amendment 27 to the Companies Law, effective as of April 3, 2016 ("Amendment 27"), the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

Under the SEC and Nasdaq Listing Rules, a company must have, and certify that it has and will continue to have, a compensation committee of at least two members. Each committee member must be an independent director as detailed below. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In addition, when considering the sources of a director's compensation for the purpose of his independence, the board should consider whether the director receives compensation from any person or entity that would impair the director's ability to make independent judgments about the company's (or any parent or subsidiary of the company) executive compensation. Similarly, when considering any affiliate relationship a director has with the company, a subsidiary of the company, or an affiliate of a subsidiary of the company, in determining independence for purposes of compensation committee service, the board should consider whether the affiliate relationship places the director under the direct or indirect control of the company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director's ability to make independent judgments about the company's executive compensation.The responsibilities of the Compensation Committee include the following:

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Specified below is the individual data outlining the actual compensation granted to our five most highly compensated officers and/ or directors with respect to the year ended December 31, 2015 (collectively referred to herein as the “Covered Officers”). The Covered Officers, consist of A, C, J, M and K who were granted total compensation (in cash and/or in equity values, including employer’s cost of all social benefits and relocation expenses) with respect to the year ended December 31, 2015 in the total amount of approximately $5.7 million., .

The base salary varies between the different officers and directors, and is individually determined according to the past performance, educational background, place of residence, professional experience, qualifications, specializations, role, business responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the Compensation Policy, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Base salary (gross) granted by the Company to the Covered Officers A, C, J, M and K with respect to the year ended December 31, 2015, amounted to $0.68 million, $0.33, $0.21 million, $0.20 million and $0.24 million, respectively. Officers and directors will be entitled to social and other benefits as per applicable law and based on the practice of peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, global market and local market practice and applicable law. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company. The cost to the Company of such social and other benefits granted to the Covered Officers A, C, J, M and K with respect to the year ended December 31, 2015, amounted to $0.19 million, $0.17 million, $0.05, $0.12 million, and $0.06 million, respectively. In addition, when relevant, and subject to approval of the Compensation Committee, the Board of Directors and the Company's shareholders as may be required under applicable law, A and  J are entitled to relocation related and reimbursement expenses and/or benefits until termination, including housing costs, family flights, children’s tuition, tax equalization and related repatriation costs.   Such relocation related and reimbursement expenses granted to the Covered Officers A, C, J, M and K with respect to the year ended December 31, 2015, amounted to $0.28 million, $0, $0.19 million, $0 million and $0 million, respectively.

For purposes of attracting high quality personnel, we may offer an officer or director a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the officer's or director's  annual base salary. No such payment or accrual was made or earned in 2015.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The Compensation Policy sets forth a pre-defined mechanism which includes multiple sections with a range of weight (in percentage terms) of each group of component measures, which shall consist of bonus criteria based on measurable components and  the weight (in percentage terms) of each measure as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded.  Office holders may also receive a special bonus for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below. The cash bonus gross amounts granted by the Company to the Covered Officers A, C, J, M and K during the year ended December 31, 2015, amounted to $1.25 million, $0.37, $0.08 million, $0.09 million and $0 million, respectively.

The equity based compensation offered by us is intended to be in a form of stock options and/or other equity forms, such as restricted stock units (or "RSUs"), in accordance with our equity based compensation policies and programs in place from time to time and in accordance with the Compensation Policy.  Equity based compensation awarded by us shall not be in excess of 10% of our share capital on a fully diluted basis.  The equity based compensation, shall be granted automatically as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, professional experience, qualifications, specializations, role, personal responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith, and subject to legal limitations. As a general policy, options for our officers and directors shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be subject to time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.  We will calculate the fair market value of the equity based compensation for the officers and directors, at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.  The aggregate three year value of such calculated fair market value shall not exceed, (i) for an officer (not a director) three annual base salaries of such office holder, and (ii) for a director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be as set forth in Section 14 of the compensation policy. The exercise price of options granted to the office holders shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The options may contain a mandatory exercise provision for vested options which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  The expiration of options granted to such officers shall be seven years from date of grant. The chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis (together with reimbursement of expenses) in accordance with our Compensation Policy.

Total value of equity based compensation granted to the Covered Officers A, C, J, M and K during the year ended December 31, 2015 (calculated based on the value at grant for all awarded equity based compensation granted to said Covered Officers during 2015), amounted to $0, $0 million, $0.30 million, $0.38 and $0.48, respectively.

We may provide certain officers (not including directors) with a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which they may be entitled to all of the compensation elements, and to the continuation of vesting of their equity based compensation.  Officers (not including directors) shall provide us with prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, such officers may be requested to remain on our payroll and provide services to us.  During this period, such officers shall be paid their base salary and benefits and may be entitled to a partial or full annual bonus, based on their actual period of service or employment within this period, and based on the Company's performance during the period, the contribution of such  officer to achieving our targets and profits and the circumstances of the termination.  Upon resignation, such officers who are Israeli employees may receive severance pay according to Israeli law. All other employees shall receive severance pay according to the applicable local laws.   Upon dismissal, officers who are Israeli employees may receive under the Compensation Policy severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us, subject to approvals as may be required. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to such officers for the aforementioned severance compensation shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to such officer in accordance with the local labor law. No such payment was made or earned in 2015.

Under the Compensation Policy, the Company may grant its officers (not including directors) a change of control bonus, subject to receipt of applicable corporate approvals as required by law. The change of control bonus would allow for a bonus in connection with a corporate transaction involving a change of control and subject to the termination of such officer upon the change of control. The change of control bonus may be in an amount of up to one annual base salary and acceleration of all unvested options for exercise for the Company's chief executive officer and in an amount of up to nine (9) months' base salary and acceleration of all unvested options for exercise for the other officers (excluding directors).  No such payment or accrual was made or earned in 2015.

In connection with a corporate transaction involving a change of control, the chairman of the board and other directors may be entitled to acceleration of all unvested options for exercise.

The CEO is eligible for a termination grant upon termination of his employment.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment, his service and employment conditions in the course of said period, our performance during the period, his contribution to the achievement of our targets and profits and the circumstances surrounding the termination of employment. No such payment or accrual was made or earned in 2015.

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

Share Option Plans

Tower’s 2013 Share Incentive Plan (the "2013 Plan")

As set forth in the Company’s approved Compensation Policy, in 2013, the Company adopted a share incentive plan to directors, officers, employees and its subsidiaries’ employees (the "2013 Plan"). Options to be granted under this plan will bear an exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date. As of December 31, 2015, approximately 2.8 million options and RSUs were outstanding under the 2013 Plan to our directors and senior management of which approximately 0.8 million were outstanding to our CEO and approximately 0.6 million were outstanding to our Chairman (in addition to 0.3 million and 0.8 million granted to them, respectively, prior to the 2013 Plan).  Further grants may be approved in accordance with a decision of the Compensation Committee, Board of Directors of the Company and/or shareholders, as applicable.

The abovementioned 0.6 million options to our chairman of the board of directors under the 2013 Plan were approved in January 2014 by our shareholders in accordance with the Company’s approved Compensation Policy. This grant was approved following approval by the Compensation Committee and Board in 2013.  The options have a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant, and are not exercisable beyond seven years from the grant date.

In April 2015, our shareholders approved the grant of 10,000 options to each of Ilan Flato, Alex Kornhauser, Rami Guzman, Dana Gross and Kalman Kaufman, effective as of the later of three years following each such director’s last grant of options, if any, from the Company or the date of approval by the shareholders, under the2013  Plan, in accordance with the Company’s approved Compensation Policy. The options have a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant. The exercise price of these options shall be calculated based on the average closing price of Tower's ordinary shares as quoted on the NASDAQ market during the 30 trading days prior to the date of the grant but shall not be lower than the nominal value of Tower's ordinary shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in the option plan. The options so granted shall expire seven (7) years from date of grant.

Under the 2013 Plan, the Company granted in 2015, 0.1 million RSUs to some of its senior management, vesting over up to a three-year period. The Company calculates compensation expense of the RSU based on the closing market price of the ordinary shares immediately prior to the date of grant, expensing it through the applicable vesting period.

In addition, the Compensation Committee and Board approved to amend the 2013 Plan under which the employees shall not be liable to pay the nominal price of the shares underlying the RSUs and updated that the maximum number of equity grants under the said Plan shall be equal to an amount of shares that shall not exceed 10% of the fully diluted share count of the Company as calculated at the time of grant (which fully diluted share count will be calculated pro-forma to include the proposed grants) minus the amount of shares to be issued under the outstanding equity grants at the time of the grant.

For further information concerning our employee stock option plans and outstanding employee stock options, see Note 17B to the consolidated financial statements for the year ended December 31, 2015 included in this report.

C.	BOARD PRACTICES

Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members.  All directors, except for external directors, hold office until their successors are elected at the next annual general meeting of shareholders.

Our Articles of Association provide that any director may, by written notice to us and subject to the approval of the Board of Directors, appoint another person to serve as an alternate director, and may cancel such appointment, by delivering written notice to the alternate director and to the Company.  Any person who is qualified to serve as a director, and who is not already a director may act as an alternate, and the same person may not act as the alternate for more than one director at a time.  The term of appointment of an alternate director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment or until the director who appointed the alternate ceases to serve as a director of the Company.

Board members are not entitled to benefits in the event of termination of service.

The Israeli Companies Law – 1999 (the “Companies Law”) requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors, unless certain conditions are met by the company pursuant to a recently enacted amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the "Relief Regulations" and the "Amendment to the Relief Regulations", respectively), as further detailed below. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

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

No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships. In addition, pursuant to the recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), 2006, effective as of April 3, 2016 (the "Amendment to the Affiliation Regulations"), business or professional relationship maintained on a regular basis between the company and the external director will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he did not know and could not have reasonably know about the formation of the relationship and has no control over its existence or termination.

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

The initial term of an external director is three years and may be extended twice for additional three year terms, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of votes of shareholders who do not have a personal interest in the appointment (other than an interest solely as a result of an affiliation with a controlling shareholder) or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to Amendment 22 to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to Amendment 26 to the Companies Law, effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved as provided in sub-section (i) above. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital  Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to re-election in such manner described above: (1) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company; and (2) prior to the approval of the reelection of the external director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term. External directors may be removed only by the same majority required for their election as stipulated herein above, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

Pursuant to the Amendment to the Relief Regulations, a company may choose not to appoint external directors if it meets all of the following conditions:

•
The company's shares are listed in a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the New York Stock Exchange (NYSE); NASDAQ Global Select Market; and NASDAQ Global Market;

•	The Company does not have a controlling shareholder; and

•
The Company complies with the requirements of the foreign securities laws and stock exchange regulations relating to appointment of independent directors and composition of audit and compensation committees as applicable to companies which are incorporated under the laws of such foreign countries.

Pursuant to the Amendment to the Relief Regulations, Israeli companies which meet the above conditions may choose to opt to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of audit and compensation committees applicable to U.S. domestic issuers (which with respect to the Company are the Nasdaq Listing Rules and the rules set forth in the Exchange Act of 1934 (the "Exchange Act"), as further detailed below) instead of complying with the Israeli Companies Law provisions relating to external directors. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors as set forth above may continue to serve on the company's board of directors until the earlier of (i) the end of his term, or (ii) the second annual general meeting following the company's decision to comply with the said applicable foreign exchange rules.

If the Company opts to comply with said applicable foreign exchange rules, the Nasdaq Listing Rules shall apply with respect to the appointment of independent directors. Under the Nasdaq Listing Rules a majority of the board of directors must be comprised of independent directors. An independent director is a person other than an Executive Officer (the company's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company, and  officers of the company's parents or subsidiaries (if they perform policy-making functions for the company)) or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Family Member is defined as a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. Under the Nasdaq Listing Rules, the following persons shall not be considered independent: (i) a director who is, or at any time during the past three years was, employed by the company; (ii) a director who accepted or who has a Family Member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence (with the exception of certain types of compensation and benefits); (iii) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer; (iv) a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an Executive Officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more (with certain exceptions); (v) a director of the company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the company serve on the compensation committee of such other entity; or (vi) a director who is, or has a Family Member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years. Under the Nasdaq Listing Rules the board of directors has a responsibility to make an affirmative determination that no such relationships exist with respect to independent directors.

Mr. Ilan Flato and Mr. Alex Kornhauser currently serve as our external directors. Mr. Kornhauser was appointed for an initial three-year term expiring in August 2011, was reappointed for an additional three-year term commencing such date and was reappointed by the shareholders for a third three-year term commencing August 2014.  Mr. Flato was appointed for an initial three-year term expiring in April 2012, was subsequently reappointed by the shareholders for an additional three-year term commencing such date and was reappointed by the shareholders for a third three-year term commencing April 2015.

An external director is entitled to compensation, as provided in regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser, Mr. Rami Guzman and Mr. Kalman Kaufman serve on Tower's audit committee, and Mr. Alex Kornhauser serves as the Audit Committee chairman. Under the Israeli Companies Law, the responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction) and approving such interested party transactions, where the approval of the audit committee is required, assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role, and reviewing the work plan and the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.  Pursuant to Amendment 22, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.  An audit committee must consist of at least three directors, including all of the external directors of the company and a majority of the members of the audit committee must be independent or external directors, unless the company chooses to opt in and follow the regime applicable to independent directors as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above, in which case, with respect to the Company, the rules set forth in the Nasdaq Listing Rules and the Exchange Act governing the composition of the audit committee shall apply, as detailed above. The Companies Law defines independent directors as either external directors or directors who: (1) meet certain of the requirements of an external director, (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration), and (3) were classified as such by the company.  The chairman of the board of directors, any director employed by or otherwise providing services to a controlling shareholder or any corporation controlled by such controlling shareholder, any director who derives his salary primarily from the controlling shareholder, and a controlling shareholder or its relative, may not be a member of the audit committee.

The chairman of the audit committee must be an external director, and all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors and at least one external director is present, unless the company chooses to opt in and follow the regime applicable to U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above, in which case the audit committee must comply with the rules described below regarding its composition.  Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and resolutions, and company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

Under the Nasdaq Listing Rules each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must: (i) be an independent director as detailed above; (ii) meet the requirements set forth in the Exchange Act (subject to certain exceptions for exceptional and limited circumstances applicable to the independence criteria); (iii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. The independence criteria set forth in the Exchange Act requires that: (a) each member of the audit committee be a member of the board of directors; and (b) each member of the audit committee be independent. In order to be considered to be independent under the Exchange Act, each member of the audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (A) accept directly or indirectly any consulting, advisory, or other compensatory fee from the company or any subsidiary thereof, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company (provided that such compensation is not contingent in any way on continued service); or (B) be an affiliated person of the company or any subsidiary thereof. Additionally, under the Nasdaq Listing Rules, the company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

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

D.	EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2015	2014	2013
Process and product engineering, R&D and design	947	931	848
Manufacturing and operations	3,124	2,654	1,538
Manufacturing support	268	295	239
Sales and marketing, finance & administration..	294	273	194

Total	4,633	4,153	2,819

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

As of March 31, 2016, our directors and senior managers held options and RSU’s to purchase an aggregate of 3.9 million of our ordinary shares. The options have an average exercise price of $6.21 per share and the options expire between 2016 and 2022. No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares, except our CEO, who beneficially owns 1.1% of our outstanding shares and our chairman of the board of directors who beneficially owns 1.58% of our outstanding shares, as of March 31, 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following set forth information, as of March 31, 2016 unless otherwise noted below, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  As of such date, approximately 86.3 million ordinary shares were issued and outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)
Kirby Enterprises (3)	7.73%	6.24%

Senvest Management, LLC (4)	7.68%	6.20%

RS Investment Management Co.LLC (5)	5.25%	4.23%

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

(3)	Based on schedule 13D/A filed by Kirby on March 9, 2016 it has approximately 6.7 million shares.

(4)	Based on information provided by Senvest Management as of March 31, 2016 it had approximately 6.6 million shares.

(5)	Based on schedule 13G filed by RS Investment Management on February 12, 2016, it has approximately 4.5 million shares.

Tower's major shareholders do not have different voting rights from their shares holding percentage.

 As of March 31, 2016, there were a total of 19 holders of record of our ordinary shares, of which 13 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 66.0% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 62% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.	RELATED PARTY TRANSACTIONS

For information related to transactions with related parties see Note 21 to the consolidated financial statements.  The table presented in Note 21 includes $11.5 million relating to electricity purchased from an affiliated company of a major shareholder

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business.

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. The Company believes the alleged claims are without merit and intends to vigorously defend the actions.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2015, except as disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period
April 2016	12.52	11.06	47.60	40.32
March 2016	13.86	11.50	53.35	44.21
February 2016	13.93	11.04	53.39	42.70
January 2016	14.50	10.36	56.89	44.20
December 2015	16.10	13.88	62.00	54.90
November 2015	16.60	13.28	62.95	51.40
October 2015	14.20	12.04	54.35	48.00
First quarter 2016	14.50	10.36	56.89	42.70
Fourth quarter 2015	16.60	12.04	62.95	48.00
Third quarter 2015	15.77	10.68	59.81	41.85
Second quarter 2015	17.98	13.82	70.65	53.20
First quarter 2015	18.29	12.41	73.79	49.90
Fourth quarter 2014	14.26	8.64	56.00	32.90
Third quarter 2014	12.26	9.07	43.78	30.74
Second quarter 2014	10.06	7.56	34.68	26.02
First quarter 2014	9.64	5.44	32.88	19.20
2015	18.29	10.68	73.79	41.85
2014	14.26	5.44	56.00	19.20
2013	8.67	3.85	32.40	13.40
2012*	15.30	6.75	57.90	27.58
2011*	23.10	9.00	82.41	34.05

* Adjusted to reflect the reverse share split of our outstanding ordinary shares in a ratio of 1:15, effected in August 2012.

ITEM 10.	ADDITIONAL INFORMATION

Articles of Association

Registration Number and Purposes

Our registration number with the Israeli Companies Registrar is 520041997. Pursuant to Section 4 of our Articles of Association (“Articles”), Tower’s objective is to engage in any lawful activity.

Articles of Association

Our Articles were adopted in November 2000, and as amended most recently in May 2013, provide for an authorized share capital of 150 million ordinary shares with par value of NIS 15.00 each.   In August 2012, we effected a reverse share split of our outstanding ordinary shares in a ratio of 1:15. All our securities presented in this annual report were adjusted to reflect such reverse split. Tower has currently outstanding only one class of equity securities, ordinary shares, par value NIS 15.00 per share.  Holders of Tower ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors.  No preferred shares are currently authorized.

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

•	amendments to our Articles;

•	appointment and termination of our independent auditors;

•	appointment and dismissal of directors (except of external directors);

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of authorized share capital in accordance with the provisions of the Companies Law or the rights of shareholders or a class of shareholders;

•	any merger as provided in section 320 of the Companies Law; and

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

The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee or compensation committee, board of directors and shareholders.  For example, the Companies Law requires that agreements regarding the terms of compensation, insurance or indemnification of directors be approved by the company’s compensation committee, board of directors and shareholders. Agreements regarding the terms of compensation, insurance or indemnification of officers, and any amendment thereof, will need to be approved by the company’s compensation committee and board of directors, and in certain instances by shareholders as well. In the case of a transaction with an office holder that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise. Pursuant to a recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), a company may define in its compensation policy a reasonable range for changes in the compensation of office holders who are subordinated to the CEO, which will only require CEO approval. The transaction must be in the company’s interests. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders.  Subject to exceptions set forth in the Companies Law, an any individual who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter.

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

Terms of office and employment of office holders who are neither directors nor the general manager require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above). Following the Amendment to the Affiliation Regulations, non-material changes to the terms of compensation of office holders who are subordinated to the company general manager will require only general manager approval, provided that the company's compensation policy includes a reasonable range for such non-material changes.

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, following the Amendment to the Affiliation Regulations, the terms of compensation of the general manager will not require shareholders approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection (where shareholder approval is required), provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment, based on detailed reasoning, after having re-examined the terms of office and employment, and having taken the shareholder rejection into consideration.

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

Companies Law Amendments

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014 and Amendment 26 which came into effect at the end of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. On February 17, 2016, Amendment 27 to the Companies Law came into effect, on April 3, 2016, certain amendments to the Companies Regulations came into effect and on April 17, 2016 the Amendment to the Relief Regulations came into effect. The purposes of these amendments were to provide certain relief with respect to the existing provisions governing corporate governance practices of Israeli companies in order to, among other things, encourage companies to offer securities to public in Israel.

 The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions in Item 10 “The Companies Law” and Item 6.B. Additional material changes to the Companies Law pursuant to these recently passed amendments include:

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

•
The majority of our Board of Directors is not comprised of directors who meet the definition of independence contained in the NASDAQ Listing Rules.  Under the Companies Law a majority of the Board of Directors is not required to be comprised of independent directors. In keeping with the requirements of the Companies Law two of the members of our Board of Directors are external directors, and are independent as defined under Rule 10A-3 of the Securities Act. If we choose to opt in and follow the regime applicable to independent directors as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above in Item 6C, we will not be required to appoint external directors, and will be required to comply with the NASDAQ Listing Rules governing the appointment of independent directors applicable to US domestic issuers.

•
Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present.  The Companies Law does not require our external directors to conduct regularly scheduled meetings at which only they are present.

•
We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Unless the company chooses to opt in and follow the regime applicable to independent directors as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed in Item 6B above, Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of our chief executive officer and all other executive officers is not determined, or recommended to the Board for determination, in the manner required by the NASDAQ Listing Rules.  In accord with the Companies Law the compensation of directors, the chief executive officer and all other officers requires the approval of our Compensation Committee and Board of Directors, and under circumstances as detailed in this annual report also requires the approval of our shareholders.  Such compensation will either be in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law.  Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

•
Our audit committee does not meet with all of the requirements of the NASDAQ Marketplace Rules, as permitted by the Companies Law, though it does satisfy NASDAQ Listing Rule 5605(c)(3) and all members meet the independence requirement of NASDAQ Listing Rule 5605(c)(2)(A)(ii).

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

Material Contracts

For information regarding material contracts see Notes 3, 8, 12, 13, 16, 17 and 22A to our consolidated financial statements for the year ended December 31, 2015 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

An additional income tax at a rate of 2% will be imposed on high earners individuals whose annual income or gain exceeds NIS 810,720.

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

A “Special Preferred Enterprise” is defined as a Preferred Enterprise which meets all of the following conditions, during the relevant tax year: (a) its Preferred Income is equal to or exceeds NIS 1.5 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 20 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; 100 -150 million NIS in R&D or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

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

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.”  A foreign tax credit for foreign taxes imposed on distributions may be denied if the taxpayer does not satisfy certain minimum holding period requirements.  The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

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

Risk of Interest Rate Fluctuation

We are subject to interest rate exposure in connection with the following as of December 31, 2015 (i) approximately $83 million debt outstanding under the Tower amended facility agreement, as such debt bears interest at a rate of the USD LIBOR plus 3.9% per annum, (ii) approximately $19 million of Jazz's bank loans  with interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the USD LIBOR rate (as defined in the credit line agreement) plus a margin ranging from 1.75% to 2.25% per annum, and  (iii) approximately $144  million of TPSCO’s loans  as such debt bears interest at a rate equal to the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65%-2.0% per annum.

Under current terms of Tower and Jazz loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2015 (from 0.63% to 0.69%), will not have a material effect on our yearly interest payments in 2016. Under current terms of the TPSCo loans, we have determined that a 10% upward shift in the TIBOR rate at December 31, 2015 (from 0.26% to 0.28%), will not have a material effect on TPSCo’s interest payments in 2016.

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

Debentures Series D bear annual interest at the rate of 8%. Series F debentures issued in 2010 and 2012 (with an outstanding balance of approximately $1 million as of December 31, 2015), bear annual interest at the rate of 7.8%. The 2014 Notes(with an outstanding balance of approximately $58 million as of December 31, 2015) issued by Jazz bear annual interest at the rate of 8%. Therefore, we are not subject to cash flow exposure to interest rate fluctuations with respect to debentures Series D, debentures Series F or to Jazz 2014 Notes. However, in the event that market interest rates for similar debt are decreasing and are lower than the interest rate provided under our debentures or notes, our actual finance costs would be higher than they otherwise could have been had our debentures or notes provided for interest at a floating interest rate.

Foreign Exchange Risk

We are exposed to the risk of fluctuation in the US dollar to NIS exchange rate mainly with respect to Tower's debentures Series D issued in 2007, which are linked to the Israel consumer price index ( “CPI”) and with respect to Tower’s expenses and liabilities denominated in NIS (as the functional currency of Tower is the USD). As of December 31, 2015 the outstanding principal amount of these debentures Series D was approximately $6 million. The dollar amount of our financing costs (interest and currency adjustments) related to these debentures will increase if the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In addition, the dollar amount of any repayment on account of the principal of these debentures will increase as well.

From the date of the issuance of Series D in the second half of 2007 until December 31, 2015, the Israel CPI increased by approximately 19% and the US dollar depreciated against the NIS by approximately 2%.

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time, into exchange rate agreements to protect against the volatility of future cash flows caused the effect of fluctuation in the US dollar to NIS exchange rate on NIS denominated expenses. As of December 31, 2015, there was approximately $38 million outstanding in such transactions to hedge fluctuation in the US dollar to NIS exchange rate which will expire throughout 2016.

Unrealized gain/loss from these transactions are recorded to other comprehensive income. We are exposed to currency risk in the event of default by the other parties of the exchange transaction. We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable.

Assuming a 10% appreciation of the NIS against the US dollar on December 31, 2015 (from 3. 9 to 3.5), the effective fair value of our liabilities net of assets denominated in NIS (mainly vendors and liabilities in regard to employees) would be higher by approximately $4 million.

We are exposed to the risk of fluctuation in the USD to Japanese Yen exchange rate with respect to the $144 million loans of TPSCo denominated in JPY which includes two loans of 8.8 billion JPY and 8.5 billion JPY, As the functional currency of TPSCo is the Japanese yen, USD to Japanese yen exchange rate fluctuations are recorded as a component of our Other Comprehensive Income and with no impact on our profit and loss statement.

The first loan was drawn down in June 2014 and was affected by increased Yen of 18% since drawdown date until end of 2015,the second loan was drawn towards the end of 2015. As indicated above the affect of the exchange rate on the loans is recoded in our Other Comprehensive Income with no impact on our Profit and Loss Statement.

The majority of the revenues from TPSCo are denominated in Japanese Yen, and most of the expenses of TPSCo are in Japanese Yen, which limits the exposure of fluctuations of the USD to Japanese Yen exchange rate on the TPSCO’s results (the impact on the revenues will be mostly offset by the impact on the expenses).

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Risks Related to Obligations Indexed to our Own Securities

Under US GAAP, certain of our obligations (including warrants to issue shares), convertible into our ordinary shares, may not be  part of our shareholders’ equity and may either  be carried at fair value in its entirety or its equity component is carried at fair value. The effect of carrying such obligations at fair value is that the value of the obligations increases as our share price increases. This may significantly increase our non-cash financing expenses, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereto. As for December 31, 2015, there were no such significant outstanding amounts.

Risks Related to our traded securities See under “Risk Factors”. “Fluctuations in the market price of our traded securities may significantly affect our ability to raise new capital.

Non-cash financing expenses related to our Israeli banks loans

Under US GAAP our Israeli banks loans in the outstanding principle amount of $83 million, as of December 31, 2015,   are carried at fair market value by observing yield on our traded debt and applying necessary adjustments. Increase in such yields can result in non-cash financing income and vis-versa in case of decrease in such yields.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on Internal Control over Financial Reporting Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

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

The following table presents payments fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and for tax services:

	2015	2014
	(US dollars In Thousands)
Audit Fees (1)	725	856
Audit Related Fees (2)	--	67
Tax Fees (3)	45	77

	770	1,000

(1)
Audit Fees consist of fees for professional services rendered for the audit of our financial statements. Services in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting) and reviews of our semi-annually financial results submitted on Form 6-K. The main increase in 2014 was attributed to the audit services in regards to the newly acquired TPSCo

(2)
Audit-related fees consist of assurance and related services by the auditors include, among others: due diligence services, accounting consultations and audits in connection with acquisitions, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting, consent letters for our SEC filings and reporting standards.

(3)	Tax fees consist of fees for tax compliance services and tax returns services

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2015 are included in this Annual Report beginning on page F-1.

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

4.25           Equity Convertible Capital Note, dated April 13, 2014, issued to bank Leumi Le-Israel B.M. (incorporated by reference to exhibit 4.25 to the 2013 20-F)

4.26           Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

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

4.36           Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F)

4.37           Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F)

4.38           Equity Convertible Capital Note, dated October 29, 2012, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.38 to the 2012 20-F)

4.39           Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M. (incorporated by reference to exhibit 4.39 to the 2013 20-F)

4.40           Equity Convertible Capital Note, in the principal amount of $30 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.97 to the 2008 20-F)

4.41           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the conversion of debt. (incorporated by reference to Exhibit 4.98 to the 2008 20-F)

4.42           Equity Convertible Capital Note, in the principal amount of $20 million, dated September 25, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.99 to the 2008 20-F)

4.43           Equity Convertible Capital Note, in the principal amount of $20 million, dated January 7, 2008, issued to the Israel Corporation Ltd. in connection with the investment. (incorporated by reference to Exhibit 4.100 to the 2008 20-F)

4.44           Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F).

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

4.48           Warrant Agreement dated July 15, 2010 between Tower Semiconductor, Ltd. and American Stock Transfer & Trust Company, LLC as warrant agent (incorporated by reference to Exhibit 4.54 to the 2010 20-F).

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

4.52           Receivables Pledge Agreement, dated March 26, 2015, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.52 to the 2014 20-F)

4.53           Shareholder Rights and Restrictions Agreement between Micron Technology, Inc. and Tower Semiconductor Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.54           2013 Share Incentive Plan (incorporated by reference to Exhibit 4.54 to the 2014 20-F).

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

#12.2         Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1         Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2         Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1         Consent of  Brightman Almagor  Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101          The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2015 and 2014;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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
Russell C. Ellwanger
Chief Executive Officer

May 11, 2016

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 23, the consolidated financial statements include a reconciliation of the company's financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in internal Control- Integrated Framework (2013) issued by the committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financing Reporting, included in the accompanying Management's Report on Internal Control over financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 29, 2016 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 29, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2015	2014
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$175,575	$187,167
Interest bearing deposits	30,000	--
Trade accounts receivable	110,065	99,166
Other receivables	7,376	5,759
Inventories	105,681	87,873
Other current assets	18,030	14,119
Total current assets	446,727	394,084

LONG-TERM INVESTMENTS	11,737	11,896

PROPERTY AND EQUIPMENT, NET	459,533	419,111

INTANGIBLE ASSETS, NET	34,468	42,037

GOODWILL	7,000	7,000

OTHER ASSETS, NET	6,759	10,018

TOTAL ASSETS	$966,224	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$33,259	$119,999
Trade accounts payable	91,773	98,632
Deferred revenue and customers' advances	23,373	5,478
Employee related liabilities	44,734	59,597
Other current liabilities	17,980	16,619
Total current liabilities	211,119	300,325

LONG-TERM LOANS FROM BANKS	211,049	159,776

DEBENTURES	45,826	107,311

LONG-TERM CUSTOMERS' ADVANCES	21,102	6,272

EMPLOYEE RELATED LIABILITES	14,189	16,699

DEFERRED TAX LIABILITY	69,744	75,278

OTHER LONG-TERM LIABILITIES	7,609	22,924

Total liabilities	580,638	688,585

Ordinary shares	326,572	235,117
Ordinary shares of NIS 15 par value;
Authorized: 150,000 shares as of December 31, 2015 and 2014;
Issued: 82,144 and 58,120 shares as of December 31, 2015 and 2014, respectively;
Outstanding: 82,058 and 58,034 shares as of December 31, 2015 and 2014, respectively;
Additional paid-in capital	1,273,545	1,137,946
Capital notes	48,553	60,704
Cumulative stock based compensation	58,209	50,017
Accumulated other comprehensive loss	(26,810)	(25,726)
Accumulated deficit	(1,273,654)	(1,244,007)
	406,415	214,051
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	397,343	204,979
Non controlling interest	(11,757)	(9,418)
TOTAL EQUITY	385,586	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$966,224	$884,146

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended
	December 31,
	2015	2014	2013

REVENUES	$960,561	$828,008	$505,009

COST OF REVENUES	755,196	764,220	476,900

GROSS PROFIT	205,365	63,788	28,109

OPERATING COSTS AND EXPENSES

Research and development	61,669	51,841	33,064
Marketing, general and administrative	62,793	58,783	42,916
Nishiwaki Fab impairment	(2,641)	47,472	--
Nishiwaki Fab restructuring costs	1,650	8,028	--
Amortization related to a lease agreement early termination	--	--	7,464
Acquisition related costs	--	1,229	--

	123,471	167,353	83,444

OPERATING PROFIT (LOSS)	81,894	(103,565)	(55,335)

INTEREST EXPENSES, NET	(13,179)	(33,409)	(32,971)

OTHER FINANCING EXPENSE, NET	(109,930)	(55,404)	(27,838)

GAIN FROM ACQUISITION, NET	--	166,404	--

OTHER EXPENSE, NET	(190)	(140)	(904)

LOSS BEFORE INCOME TAX	(41,405)	(26,114)	(117,048)

INCOME TAX BENEFIT	12,278	24,742	9,388

NET LOSS	(29,127)	(1,372)	(107,660)

Net loss (income) attributable to non controlling interest	(520)	5,635	--

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$(29,647)	$4,263	$(107,660)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$(0.40)	$0.08	$(2.72)

Weighted average number of ordinary shares
shares outstanding - in thousands	74,366	51,798	39,633

DILUTED EARNING PER ORDINARY SHARE

Earnings per share		$0.07

Net profit used for diluted earnings per share		$4,263

Weighted average number of ordinary
- in thousands, used for diluted earnings per share		63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

Net loss	$(29,127)	$(1,372)	$(107,660)

Other comprehensive loss, net of tax:

Foreign currency translation adjustment	(2,485)	(16,643)	(14,242)

Change in employees plan assets and benefit obligations, net of taxes $96, $1,774 and $1,268 for the years ended December 31, 2015, 2014 and 2013, respectively	176	(3,860)	2,350

Unrealized loss on derivatives	(64)	--	(759)

Comprehensive loss	(31,500)	(21,875)	(120,311)

Comprehensive loss attributable to non-controlling interest	769	16,538	--

Comprehensive loss attributable to the Company	$(30,731)	$(5,337)	$(120,311)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	loss		deficit	stock	loss	interest	Total

BALANCE AS OF JANUARY 1, 2013	22,398	$87,280	$937,814	$305,262	$42,826	$1,893	$(5,368)	$(1,140,610)	$(9,072)		$-	$220,025

Changes during the period:

Issuance of shares and warrant	8,148	33,986	4,889									38,875
Exercise of options	24	100	5									105
Capital notes	17,386	71,410	141,303	(212,713)								-
Employee stock-based compensation					2,735							2,735
Tax benefit relating to stock based compensation					(181)							(181)
Other comprehensive loss:
Loss								(107,660)		$(107,660)		(107,660)
Foreign currency translation adjustments							(14,242)			(14,242)		(14,242)
Change in employees plan assets and benefit obligations, net of taxes						2,350				2,350		2,350
Unrealized loss on derivatives						(759)				(759)		(759)
Comprehensive loss										$(120,311)

BALANCE AS OF DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrant	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive income (loss):
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations, net of taxes						(3,860)				(3,860)		(3,860)
Comprehensive loss										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								-
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the banks			480									480
Dividend paid to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations, net of taxes						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2015
	82,058

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

CASH FLOWS - OPERATING ACTIVITIES

Net loss	$(29,127)	$(1,372)	$(107,660)

Adjustments to reconcile net loss for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	168,032	203,868	151,711
Financing expense associated with debentures series F	87,973	39,494	13,113
Effect of indexation, translation and fair value measurement on debt	16,078	(3,667)	4,091
Financing costs relating to Jazz notes exchange	--	9,817	--
Other expense, net	190	140	904
Gain from acquisition	--	(166,404)	--
Changes in assets and liabilities:
Trade accounts receivable	(11,115)	(24,021)	(5,194)
Other receivables and other current assets	(14,979)	49,934	(3,647)
Inventories	(17,908)	(1,758)	(780)
Trade accounts payable	(26,162)	11,107	25
Deferred revenue and customers' advances	32,725	1,915	1,202
Other current liabilities	8,454	25,744	(38)
Deferred tax liability, net	(4,173)	(23,977)	(11,453)
Other long-term liabilities	(14,775)	4,517	(6)
Nishiwaki's employees termination payments	(24,907)	(27,572)	--
Net cash provided by operating activities	170,306	97,765	42,268

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net (a)	(165,370)	(50,209)	(77,044)
Investments in other assets, intangible assets and others	(119)	(76)	(409)
Acquisition of subsidiary consolidated for the first time (b)	--	57,582	--
Decrease (increase) in Interest bearing deposits	(30,000)	10,000	--
Net cash provided by (used in) investing activities	(195,489)	17,297	(77,453)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from exercise of warrants and options	14,424	10,399	105
Proceeds from issuance of debentures, net	--	9,214	--
Proceeds on account of shareholders' equity, net	--	--	38,851
Proceeds from long-term loans	70,592	85,884	--
Short-term loan repayment to Panasonic	--	(85,884)	--
Bank debt repayment	(18,200)	(41,181)	--
Debentures repayment	(51,489)	(10,230)	(6,540)
TPSCo dividend to Panasonic	(1,570)	--	--
Net cash provided by (used in) financing activities	13,757	(31,798)	32,416

Effect of foreign exchange rate change	(166)	(8,968)	(7,758)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,592)	74,296	(10,527)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	187,167	112,871	123,398

CASH AND CASH EQUIVALENTS - END OF PERIOD	$175,575	$187,167	$112,871

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

NON-CASH ACTIVITIES

Investments in property and equipment	$18,657	$27,495	$11,161
Equity increase associated with Jazz notes exchange	$--	$9,609	$--
Conversion of debentures to share capital and exercise of warrants	$195,726	$34,822	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$12,371	$34,042	$33,298
Cash paid (received) during the period for income taxes	$3,469	$(1,563)	$190

(a)	Including proceeds related to sale and disposal of property and equipment in the amounts of $6,589, $45,464 and $4,775 for the years endedDecember 31, 2015, 2014 and 2013, respectively.

(b)	ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of April 1, 2014:

Working capital (excluding cash and cash equivalents)	$32,406
Fixed assets	245,278
Intangible assets	24,520
Short-term loan	(85,249)
Long-term liabilities	(93,602)
123,353
Less :
Share capital	14,531
Paid-in capital	166,404
180,935

Cash from the acquisition of a subsidiary consolidated for the first time	57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1 -	DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and: (i) its wholly-owned subsidiaries: (1) Tower US Holdings Inc., the sole owner of Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”);and (2) TowerJazz Japan Ltd. (“TJP”), independent semiconductor foundry in Nishiwaki, Japan that ceased operations in July 2014; and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku, Japan. Tower and its subsidiaries are collectively referred to as the “Company”. The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, the Company operated in 2015 two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies. A second U.S. manufacturing facility was acquired in February 2016 through a new wholly-owned subsidiary of Tower US Holdings, Towerjazz Texas Inc. (see Note 22 – Subsequent Events).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry services providers, which, in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. In addition, several new dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. In addition, there are a number of smaller participants in the specialty process arena. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process arena.

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

(1)
Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Maintenance and repairs are charged to expenses as incurred.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Property and Equipment (cont.)

Property and equipment are presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the Company’s estimated economic lives of the assets or terms of the related leases, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

In connection with the periodic review of the estimated remaining useful lives of property and equipment at the Company’s foundry manufacturing facilities, the Company determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For further details, see Note 8A.

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

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

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

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition (cont.)

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on pasts experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers for future engineering services and/or product purchases are deferred until services are rendered or products are shipped to the customer.

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

The Company evaluates how realizable its deferred tax assets are for each jurisdiction in which the company operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the company deferred tax assets are not more-likely-than-not realizable, the company establishes a valuation allowance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income Taxes (cont.)

The company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the company unrecognized income tax benefits, which are recorded as a liability. The company policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per share is calculated in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

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

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP and TPSCo, whose functional currency is the Japanese Yen, have been translated into dollars. The assets and liabilities of both TJP and TPSCo have been translated using the exchange rates in effect as of the balance sheet date. The statement of operations amounts for both TJP and TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the share-based equity granted. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the share-based equity granted.

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

Impairment of Goodwill

Goodwill is subject to an impairment test performed at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed according to the following principles: An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more-likely-than-not indication of impairment, no further impairment testing is required. If it does result in a more-likely-than-not indication of impairment, the impairment test is performed.

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

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally in New Israeli Shekels or “NIS”). Instruments settled with Tower’s shares that are denominated in a currency other than the Company’s functional currency are not eligible to be included in equity.

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

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2015 presentation.

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2018. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customer’s Accounting of Fees Paid in Cloud Computing Arrangement, which provides guidance on accounting for fees paid in cloud computing arrangements. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a services contract. All software licenses recognized under this guidance will be accounted for consistent with other licenses of intangible assets. The guidance becomes effective for the Company in the first quarter of 2016. The guidance is not expected to have a material effect on the Company's Consolidated Financial Statements.

In November  2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update becomes effective for the Company for the first quarter of 2017. The update is not expected to have a material effect on the Company's Consolidated Financial Statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3 -	TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT

Pursant to agreements signed between Panasonic Corporation (“Panasonic”) and Tower, (a)  Panasonic formed a fully-owned subsidiary named TPSCo in March 2014; (b) Panasonic transferred licenses rights to semiconductor wafer manufacturing process and transferred its capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (c) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed.

The fair values set forth below are based on a valuation of TPSCo’s assets and liabilities and purchase price allocation performed by the Company in accordance with ASC 805-10 "Business Combinations" taking in considerations an appraisal report of a third party expert.

The estimated fair value of the assets, net amounted to $180,935. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition in the amount of $166,404.

The Company believes that the gain realized from the acquisition mainly derived from the fact that Panasonic’s fabs were not fully utilized in recent years and were anticipated to remain so in the coming years, hence any volume manufacturing and revenue resulting from the transaction with Tower, due to Tower’s customer base, contacts, technologies, foundry management and operations expertise will benefit Panasonic and directly increase the value of the transferred assets.

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

TPSCo, Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities’ infrastructure from Panasonic; and (vi) TPSCo will receive services from Tower including marketing, sales, general and administration services.

Pro forma financial information is not presented since the financial information of the acquired entity was prepared for internal use within its group and was not representative of the financial statements of the acquired entity had it been standalone entity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4 -	RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company decided to restructure its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of TJP’s fab as well as terminated vendors and other agreements, released for sale TJP’s fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel.

The net restructuring and asset impairment charges (credits) in the consolidated statements of operations totaled to impairment charges of $47,472 and $(2,641) and restructuring costs of $8,028 and $1,650 in the years ended December 31, 2014 and 2015, respectively.

Changes in TJP facility closure related accruals for the years ended December 31, 2014 and 2015 were as follows:

	Asset impairment and related costs (*)	Other restructuring	Total
Assets impairment and other restructuring charges	$47,472	$8,028	$55,500
Charges against accrual	(46,276)	--	(46,276)
Cash payments	--	(4,621)	(4,621)
Accrued balance as of December 31, 2014	$1,196	$3,407	$4,603
Assets impairment related costs and other restructuring charges	3,200	4,116	7,316
Reduction of prior accrual and impairment	(5,841)	(2,466)	(8,307)
Charges against accrual	5,841	--	5,841
Cash payments	(1,296)	(3,113)	(4,409)
Accrued balance as of December 31, 2015	$3,100	$1,944	$5,044

(*) Charges associated with asset impairment represent the write-down of the related assets to their new fair value and are recorded concurrently with the recognition of the accrual.

NOTE 5 -	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2015	2014
Government receivables	$7,071	$3,848
Others	305	1,911
	$7,376	$5,759

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 6 -	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2015	2014
Raw materials	$27,848	$21,564
Work in process	73,437	62,269
Finished goods	4,396	4,040
	$105,681	$87,873

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $621 and $1,486 as of December 31, 2015 and 2014, respectively.

NOTE 7 -	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2015	2014
Severance pay funds (see Note 15)	$10,015	$10,214
Others	1,722	1,682
	$11,737	$11,896

NOTE 8 -	PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2015	2014
Original cost:
Buildings (including facility infrastructure)	$292,303	$276,603
Machinery and equipment	1,808,411	1,636,526
	2,100,714	1,913,129
Accumulated depreciation:
Buildings (including facility infrastructure)	(197,518)	(187,215)
Machinery and equipment	(1,443,663)	(1,306,803)
	(1,641,181)	(1,494,018)
	$459,533	$419,111

As of December 31, 2015 and 2014, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $284,406.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8 -	PROPERTY AND EQUIPMENT, NET (cont.)

A.	Composition (cont.)

In connection with the periodic review of the estimated remaining useful lives of property and equipment at the Company’s foundry manufacturing facilities, it was determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42,000 of reduced depreciation expenses which resulted in a net decrease of approximately $27,000 of the Company’s loss for the year.  The Company believes that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received grants in the amount of approximately NIS 135 million (approximately $36,000) for eligible investments made by Tower from 2006 to 2012.

Entitlement to the above grants is subject to various conditions stipulated by the criteria set forth in the certificate of approval issued by the Israeli Investment Center, as well as by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations  promulgated  there  under.  In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9 -	INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2015:

	Weighted Average Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$106,363	$(93,048)	$13,315
Facilities lease	19	33,500	(19,089)	14,411
Patents and other core technology rights	9	15,100	(12,225)	2,875
Trade name	9	7,455	(5,000)	2,455
Customer relationships	15	2,600	(1,263)	1,337
Others	--	1,000	(925)	75
Total identifiable intangible assets		$166,018	$(131,550)	$34,468

Intangible assets consist of the following as of December 31, 2014:

	Weighted Average Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$105,093	$(88,492)	$16,601
Facilities lease	19	33,500	(17,801)	15,699
Patents and other core technology rights	9	15,100	(10,547)	4,553
Trade name	9	7,472	(3,973)	3,499
Customer relationships	15	2,600	(1,090)	1,510
Others	--	1,000	(825)	175
Total identifiable intangible assets		$164,765	$(122,728)	$42,037

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10 -	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2015	2014
Prepaid long-term land lease, net (see Note 16C)	$3,658	$3,779
Debenture issuance expenses and deferred financing charges	1,170	3,995
Long term prepaid expenses and others	1,931	2,244
	$6,759	$10,018

NOTE 11 -	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2015	2014
Government payables	$7,645	$7,344
TJP facility closure related accruals	5,044	4,603
Interest payable in relation to debentures	2,138	2,207
Others	3,153	2,465
	$17,980	$16,619

NOTE 12 -	LONG-TERM LOANS FROM BANKS

A.	Composition

	As of December 31,
	2015	2014

In U.S. Dollars, see also B and C below	$101,955	$120,155
In JPY, see also D below	143,675	73,647
Total long-term loans from banks - principal amount	245,630	193,802
Fair value adjustments	(7,900)	(24,026)
Total long-term loans from banks	237,730	169,776
Current maturities	(26,681)	(10,000)
	$211,049	$159,776

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Israeli Banks

The outstanding principal amount under Tower’s  credit facility agreement with the two largest Israeli lenders banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), as amended, was approximately $83,000 as of December 31, 2015 and $101,000 as of December 31, 2014, carrying interest rate of USD LIBOR plus 3.90% per annum (“Facility Agreement”) .

Under the Facility Agreement, approximately $6,000 are due during 2016, $56,000 are due during 2017 and approximately $21,000 are due during 2018.

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in Respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. Under the Facility Agreement, Tower agreed to accelerate payments on account of principal of the loans as a percentage of proceeds to be received from certain future fundraising

If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets. The Facility Agreement contains, among others, (i) a mechanism for early repayment of certain principal amounts based on excess cash flow Tower may incur; (ii) required customary financial ratios and covenants Tower has to meet, as well as definitions of event of defaults.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, and with changes in value reflected in the statements of operations, following adoption by the Company of ASC 825-10 “Fair Value Option” and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the Facility Agreement, as revised and amended, have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Jazz Credit Line Agreement”). The applicable interest on the loans under the Jazz Credit Line Agreement was at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.5% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum and, starting February 2016, interest is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0%  per annum.

The borrowing availability under the Jazz Credit Line Agreement varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including covenants, as well as customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility and foreclose on the collateral due immediately.

As of December 31, 2015, borrowing availability under the Jazz Credit Line Agreement was approximately $49,000, of which approximately $20,100 was utilized ($19,100 through loans and approximately $1,000 through letters of credit).

As of December 31, 2015, Jazz was in compliance with all of the covenants under this agreement.

D.	Loans to TPSCo from Japanese Institutions

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (approximately $73,000 as of December 31, 2015).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019 (the “ Term Loan”). The  Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of event of defaults and acceleration of the repayment schedule.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

D.	Loans to TPSCo from Japanese Institutions (Cont.)

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset based loan agreement, according to which, TPSCo entered into a five year term loan agreement with JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen (approximately $71,000 as of December 31, 2015) (the “Asset Based Loan” or “ABL”).

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount to be repaid in seven semi-annual equal installments starting December 2017 and ending December 2020. The ABL is secured by a lien over machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL agreement also contains certain financial ratios and covenants, as well as definitions of event of defaults and acceleration of the repayment schedule.

NOTE 13 -	DEBENTURES

A.	Composition by repayment schedule (carrying amount)

	As of December 31, 2015
	Interest rate	2016	2017	2018	2019
Debentures Series D	8%	$5,781	$--	$--	$--
Debentures Series F	7.8%	797	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	45,826	--
		$6,578	$--	$45,826	$--

	As of December 31, 2014
	Interest rate	2015	2016	2017	2018
Debentures Series D	8%	$5,796	$5,796	$--	$-
Debentures Series F	7.8%	58,626	58,626	--	--
Jazz’s 2010 Notes (as defined in D below)	8%	45,577	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	--	42,889
		$109,999	$64,422	$--	$42,889

The outstanding principal amounts of Tower’s and Jazz’s debentures as of December 31, 2015 and 2014 were approximately $65,000 and $312,000, respectively. The repayment schedule of the outstanding principal amount of the debentures as of December 31, 2015 is as follows: $7,000 in December 2016 and $58,000 in December 2018.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

A.	Composition by repayment schedule (carrying amount) (Cont.)

Tower’s debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement, see Note 16A(1), and to the government of Israel, see Note 8B. For details in regards to Jazz Notes, see E below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D Issued in 2007

During 2007, Tower issued long-term non-convertible debentures of approximately $27,000 aggregate principal amount of, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”).

Series D non-convertible debenture outstanding principal amounts were approximately $6,000 and $12,000 as of December 31, 2015 and 2014, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures in total amount of approximately $230,000, linked to the US dollar, carrying an interest rate of 7.8% per annum payable semiannually, repayable in two equal installments in December 2015 and December 2016. As of December 31, 2015, the remaining outstanding amount of such debentures was approximately $1,000 as compared with approximately $197,000 as of December 31, 2014, mostly due to conversions of said debentures to ordinary shares during 2014 and 2015.

The debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share (“Series F”).

The determination of the fixed conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which was classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F which was presented in long term liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

C.	Debentures Series F (Cont.)

The approximately $110,000 amount was recorded as  accretion with amortization costs to be included in other  financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in non-cash accretion and amortization costs included in other  financing expenses, net expected to be recognized at increasing amounts over the term of the debentures. Any partial or full conversion of Series F into ordinary shares increases shareholders’ equity, reduces debt liabilities and accelerates the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the periods of conversion occurrence, which would be offset by lower financing expenses in the periods thereafter.

During 2015 and 2014 total of approximately $196,000 and $34,000 of Series F were converted into ordinary shares and approximately $88,000 and $39,000 were recorded, respectively as accretion and amortization costs included in other financing expenses, net.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due 2015 (the “2010 Notes”). Interest on the 2010 Notes was at a rate of 8% per annum payable semiannually.

In 2014, with-in an Exchange Agreement described below, certain of the Notes were exchanged for newly issued 2014 Notes and Jazz early redeemed the remaining  approximately $45,000 in January 2015, as permitted by the terms of the indenture governing the 2010 Notes. As a result, the outstanding amount of these notes is zero as of December 31, 2015 ($45,000 as of December 31, 2014).

E.	Jazz 2014 Notes Exchange Agreement

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

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement (Cont.)

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled at Jazz discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see Note 12C above), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

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

As of December 31, 2015 and 2014, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement.

Jazz concluded that the exchange should not be recognized as a troubled debt restructuring in accordance with the provisions of ASC 470-60 "Modifications and Extinguishments". In accordance with the provisions of ASC 470-50, Jazz concluded that said exchange resulted in an extinguishment of the old debt and the issuance of a new convertible debt to be recorded at fair value.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement (Cont.)

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

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31,2015 and 2014, the outstanding amount of such exchange rate agreements was approximately $38,000 and $0 respectively.

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

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2015 and 2014. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2015 and 2014, were approximately $97,000 and $402,000, respectively, compared to carrying amounts of approximately $52,000 and $217,000, for the above dates, respectively.

D.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives - the Company uses the market approach using quotations from banks.

Level 3 Measurements:

Warrants - the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares; (ii) the exercise price of the warrant; (iii) risk-free interest; (iv) term available to exercise or redeem the security and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

Tower's loans - for Tower’s loans from the Israeli Banks, as no identical quotes are available to implement Level 1 valuation, the fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yield on its traded debt and applying necessary adjustments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Level 3 Measurements (cont.):

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2015	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$74,891	$--	$(64)	$74,955

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)(*)	Others
As of January 1, 2015 - at fair value	$77,029	$34
Loan repayment	(18,200)	--
Total changes in fair value recognized in earnings	16,126	(34)
As of December 31, 2015 - at fair value	$74,955	$--
Unrealized losses recognized in earnings related to outstanding loans as of December 31, 2015	$13,219	$--

(*)Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2014	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities) (*)	$77,029	$--	$--	$77,029
Others	34	--	--	34
	$77,063	$--	$--	$77,063

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Level 3 Measurements (cont.):

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2014 - at fair value	$108,685	$47
Loan repayment	(30,000)	--
Total changes in fair value recognized in earnings	(1,656)	(13)
As of December 31, 2014 - at fair value	$77,029	$34
Unrealized losses (gains) recognized in earnings related to outstanding loans as of December 31, 2014	$(1,274)	$(13)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $10,015 and $12,087, respectively, as of December 31, 2015.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,986, $3,801 and $3,756 for 2015, 2014 and 2013, respectively.

Labor agreements pertaining to the employees of TJP determined the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements was based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee was entitled to 50% of the termination benefits. TJP did not cover the termination liability through deposits to benefit funds.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

A.	Employee Termination Benefits (cont.)

Following the cessation of operations in TJP and the termination of employees, the accrued termination benefit was paid to employees. There is no outstanding amount of termination liability as of December 31, 2015. The outstanding amount of termination liability as of December 31, 2014 was $22,133. TJP’s payments relating to employee termination benefits were $24,907 and $27,572 for 2015 and 2014, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2015 and 2014 amounted to $6,823 and $4,011, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2015, 2014 and 2013 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net periodic benefit cost:
Service cost	$29	$24	$32
Interest cost	126	118	126
Amortization of prior service costs	(973)	(1,737)	(1,703)
Amortization of net (gain) or loss	(115)	(227)	(132)
Total net periodic benefit cost	$(933)	$(1,822)	$(1,677)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$(91)
Net (gain) or loss for the period	(1,333)	558	(668)
Amortization of prior service costs	973	1,737	1,703
Amortization of net gain or (loss)	115	227	132
Total recognized in other comprehensive income (expense)	$(245)	$2,522	$1,076
Total recognized in net periodic benefit cost and other comprehensive income	$(1,178)	$700	$(601)

Weighted average assumptions used:
Discount rate	4.30%	5.20%	4.30%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.00%/20.00%	7.75%/25.00%	8.25/35.00%
Ultimate rate (Pre-65/Post-65)	4.50%/5.00%	5.00%/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2022	2022/2022	2022/2022
Measurement date	December 31, 2015	December 31, 2014	December 31, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2015:

	Increase	Decrease
Effect on service cost and interest cost	$15	$(12)
Effect on post-retirement benefit obligation	$104	$(82)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of period	$2,977	$2,317	$2,995
Service cost	29	24	32
Interest cost	126	118	126
Benefits paid	(18)	(40)	(77)
Change in plan provisions	--	--	(91)
Actuarial loss (gain)	(1,333)	558	(668)
Benefit obligation end of period	$1,781	$2,977	$2,317
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	18	40	77
Benefits paid	(18)	(40)	(77)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(1,781)	$(2,977)	$(2,317)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Amounts recognized in statement of financial position:
Current liabilities	(40)	(83)	(89)
Non-current liabilities	(1,741)	(2,894)	(2,228)
Net amount recognized	$(1,781)	$(2,977)	$(2,317)
Weighted average assumptions used:
Discount rate	4.80%	4.30%	5.20%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	6.75%/10.00%	7.00%/20.00%	7.75/25.00%
Ultimate rate (pre 65/ post 65)	4.50%/5.00%	4.50%/5.00%	5.00/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2025/2022	2025/2022	2022/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2016	$40
2017	54
2018	60
2019	71
2020	78
2021-2025	$434

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net periodic benefit cost:
Interest cost	798	796	732
Expected return on plan assets	(1,130)	(1,257)	(948)
Amortization of prior service costs	3	3	--
Amortization of net (gain) or loss	31	--	97
Total net periodic benefit cost	$(298)	$(458)	$(119)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$93
Net (gain) or loss for the period	6	3,117	(4,696)
Amortization of prior service costs	(3)	(3)	--
Amortization of net gain or (loss)	(31)	--	(97)
Total recognized in other comprehensive income (expense)	$(28)	$3,114	$(4,700)
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(326)	$2,656	$(4,819)
Weighted average assumptions used:
Discount rate	4.20%	5.10%	4.30%
Expected return on plan assets	6.20%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$33	$31	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of period	$19,304	$15,873	$17,272
Interest cost	798	796	732
Benefits paid	(451)	(532)	(437)
Change in plan provisions	--	--	93
Actuarial loss (gain)	(1,046)	3,167	(1,787)
Benefit obligation end of period	$18,605	$19,304	$15,873
Change in plan assets:
Fair value of plan assets at beginning of period	$18,134	$16,652	$12,543
Actual return on plan assets	78	1,307	3,857
Employer contribution	765	707	689
Benefits paid	(451)	(532)	(437)
Fair value of plan assets at end of period	$18,526	$18,134	$16,652
Funded status	$(79)	$(1,170)	$779
Accumulated benefit obligation	$18,605	$19,304	$15,873
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$779
Non-current liabilities	(79)	(1,170)	--
Net amount recognized	$(79)	$(1,170)	$779
Weighted average assumptions used:
Discount rate	4.60%	4.20%	5.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2016	$650
2017	731
2018	805
2019	866
2020	937
2021-2025	$5,446

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2015:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,526	$--
Total plan assets at fair value	$--	$18,526	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2014:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,134	$--
Total plan assets at fair value	$--	$18,134	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2015, by asset category are as follows:

Asset Category:	December 31, 2015	Target allocation 2016
Equity securities	62%	60%
Debt securities	38%	40%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

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

Liens

For Liens on Tower’s assets under the Facility Agreement, see Note 12B. For liens relating to Jazz Credit Line Agreement, see Note 12C. For Liens under TPSCo 2015 Long term Loan agreement see Note 12D.

Offer by the Israeli Banks

If one or more of certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 30% of the amount of the Offer on the same terms. If the Offer is conditioned on the offer or purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this as stipulated in the Facility Agreement as amended.

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

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2015.

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations. In addition, a recent lease amendment set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expense under Jazz operating leases, was approximately $3,000, $2,600 and $2,400 for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2016 through 2019, approximately $2,440 for 2020 and $2,900 thereafter.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -	COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

In 2014, TPSCo entered into a five-years lease agreement with Panasonic to lease the building and facilities of its 3 fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided  there under prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease are approximately $12,700, $11,500, $10,800 and $2,600 for the years 2016, 2017, 2018 and 2019 respectively.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -	COMMITMENTS AND CONTINGENCIES (cont.)

F.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2015. For details in regard to Investment Center grants, see Note 8B.

NOTE 17 -	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2015, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 82.1 million were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Option Plans

(1)	General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the exercise price will not be lower than the nominal value of the shares. The options (i) are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013, an average of the closing price during the 30 trading days immediately prior to the date of grant, (ii) vest over up to a three or four years period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

Except for those plans described below, as of December 31, 2015 and December 31, 2014, respectively, there are approximately 0.31 million and 0.39 million options outstanding under the Company’s option plans (the "Old Plans”). No further options may be granted under Old Plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009, the Company adopted new share incentive plans for directors, officers and employees of the Company and its subsidiaries. Options were granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three years period, and are not exercisable beyond seven years from the grant date.

As of December 31, 2015 and December 31, 2014, approximately 1.27 million options and approximately 1.33 million options respectively were outstanding under the 2009 Plans.

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers, employees and its subsidiaries. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2015 0.8 million Restricted Stock Units (“RSU”) to its employees vesting over up to a three-year period. The Company measures compensation expense for the RSU is based on the closing market price of the ordinary shares immediately prior to the date of grant, expensing it through the applicable vesting period.

As of December 31, 2015, approximately 4.2 million options and 0.8 million RSU were outstanding under the 2013 Plan. As of December 31, 2014, approximately 5.7 million options were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

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

As of December 31, 2015 and December 31, 2014, approximately 0.06 million options and approximately 0.11 million options respectively were outstanding under the Independent Directors’ Option Plan. No further grants have been made under this plan since September 2013.

(5)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

	2015		2014		2013
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	7,537,219	$6.37	8,066,749	$6.31	4,351,487	$15.21
Granted	100,000	16.92	746,431	5.81	5,402,961	4.54
Exercised	(1,620,056)	4.94	(762,607)	4.36	(23,932)	4.35
Terminated	(26,777)	22.28	(30,901)	35.40	(4,273)	52.79
Forfeited	(112,116)	8.30	(482,453)	5.86	(1,659,494)	23.76
Outstanding as of end of year	5,878,270	6.84	7,537,219	6.37	8,066,749	6.31
Options exercisable as of end of year	2,606,704	$8.93	1,834,281	$11.54	2,419,180	$9.03

	2015
	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	--	$--
Granted	783,700	15.11
Exercised	--	--
Forfeited	(10,500)	15.15
Outstanding as of end of year	773,200	15.11
RSU exercisable as of end of year	--	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2015:

Outstanding as of December 31, 2015				Exercisable as of December 31, 2015
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$4.35-13.20	5,046,147	4.18	$4.78	1,864,581	$4.69
15.90-20.85	486,112	3.15	16.87	396,112	16.86
$21.00-28.20	346,011	1.45	$22.71	346,011	$22.71
	5,878,270			2,606,704

	Year ended December 31,
	2015	2014	2013
The intrinsic value of options exercised	$15,374	$3,680	$42
The original fair value of options exercised	$3,721	$2,661	$158

Stock-based compensation expenses were recognized in the following line items in the Statement of Operations as follows:

	Year ended December 31,
	2015	2014	2013
Component of income before provision for income taxes:
Cost of goods	$2,214	$753	$597
Research and development, net	1,905	1,034	527
Selling, general and administrative	3,421	2,897	1,658
Stock-based compensation expense	$7,540	$4,684	$2,782

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(7)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2015, 2014 and 2013 to employees and directors amounted to $7.16, $3.10 and $2.10 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2015, 2014 and 2013 (all in weighted averages):

	2015	2014	2013
Risk-free interest rate	1.2%-1.4%	1.3%-1.8%	0.8%-1.8%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	47%	47%-57%	51%-65%
Expected dividend yield	none	none	none

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of Tower’s ordinary share prior to the options grant for the term identical to expected life.

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes, totaling approximately 3 million as of December 31, 2015, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2015, Bank Ha’poalim was the sole holder of such capital notes.

As of December 31, 2015, the Israeli Banks hold a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices between $10.50 and $92.55 per share.

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

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which were exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share, for a period until June 2015. As of December 31, 2015 Warrants J was fully expired.

In connection with the issuance of Series F in 2012, the debenture holders received warrants (“Warrants 7”) exercisable to approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share. Warrants 7 are exercisable until March 1, 2016. As of December 31, 2015, following some exercises, the remainder of Warrants 7 are exercisable for up to approximately 0.7 million ordinary shares of Tower.

G.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 Warrants exercisable by June 2017 for the purchase of ordinary shares with an exercise price of $7.33 per share. As of December 31, 2015 and 2014, following exercises occurred, the outstanding Series 9 Warrants are 4.5 million and 5.1 million ordinary shares, respectively.

H.	Debentures

With regard to Debentures, see Notes 13C and 13E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18 -	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total revenue

	Year ended December 31,
	2015	2014	2013
USA	44%	45%	77%
Japan	41	40	2
Asia *	11	11	14
Europe *	4	4	7
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order.

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2015	2014
Israel	$176,764	$145,816
United States	90,748	66,953
Japan	192,021	206,342
Total	$459,533	$419,111

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2015 and 2014, consist of the following customers:

	As of December 31,
	2015	2014
Customer 1	29%	35%
Customer 2	17%	16%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18 -	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total revenue

	Year ended December 31,
	2015	2014	2013
Customer A	40%	38%	--%
Customer B	13	9	7
Customer C	6	7	9
Customer D	--	7	27

NOTE 19 -	INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2015, 2014 and 2013 were $13,179, $33,409 and $32,971, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consist of the following:

	Year ended December 31,
	2015	2014	2013
Debentures Series F accretion and amortization including accelerated accretion (see Note 13C above)	$87,973	$39,494	$13,113
Jazz Notes accretion and amortization	3,015	9,307	6,770
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	--	9,817	--
Changes in fair value (total level 3 changes in fair value as reported in Note 14D)	16,092	(1,669)	1,792
Exchange rate differences	1,056	(5,352)	4,038
Others	1,794	3,807	2,125
Other financing expense, net	$109,930	$55,404	$27,838

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2015. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 26.5% in 2015 (“Regular Company Tax”).

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

B.	The Company’s Income Tax Provision is as follows

	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Current tax expense (benefit):
Foreign (*)	$(8,473)	$2,814	$(534)
Total current	(8,473)	2,814	(534)
Deferred tax benefit:
Foreign	(3,805)	(27,556)	(8,854)
Total deferred	(3,805)	(27,556)	(8,854)
Income tax benefit	$(12,278)	$(24,742)	$(9,388)

(*) Includes changes in unrecognized tax benefit, see D below

	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Profit (loss) before taxes
Domestic	$(59,797)	$78,677	$(90,497)
Foreign	18,392	(104,791)	(26,551)
Total loss before taxes	$(41,405)	$(26,114)	$(117,048)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2015	2014
Net deferred tax benefit - current:
Net operating loss carry forwards	$797	$938
Employees benefits and compensation	3,824	5,170
Debt discount	--	1,253
Accruals, reserves and others	5,774	3,809
	10,395	11,170
Valuation allowance	(3,519)	(3,354)
Total net current deferred tax benefit	$6,876	$7,816

	As of December 31,
	2015	2014
Net deferred tax benefit - long-term
Deferred tax assets:
Net operating loss carry forwards	$327,924	$320,954
Employees benefits and compensation	2,164	2,663
Research and development	1,940	1,940
Others	1,814	1,237
	333,842	326,794
Valuation allowance	(304,195)	(293,670)
	$29,647	$33,124
Deferred tax liability - depreciation and amortization	(51,238)	(36,611)
Deferred tax related to gain on acquisition	(44,423)	(66,722)
Debt discount	(371)	(4,200)
Others	(3,359)	(869)
Total net long-term deferred tax liability	$(69,744)	$(75,278)

Deferred tax asset in the amounts of $6,876 and $7,816 as of December 31, 2015 and 2014, respectively are presented in other current assets.

Deferred tax liability in the amounts of $69,744 and $75, 278 as of December 31, 2015 and 2014, respectively, are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more-likely-than-not to be realized and Tower has determined that its deferred tax assets are not-more-likely-than-not to be realized during the coming years.

As of December 31, 2015 and 2014, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $307,714 and $297,024, respectively, to offset the related net deferred tax assets, as the Company is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized.

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Additions for tax positions of current year	(623)
Expiration of statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Reductions for tax positions of prior year	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit (cont.)

The statute of limitations with respect to Jazz’s tax year 2010 expired in March 2015. As a result, Jazz recorded a tax benefit for such year in the amount of approximately $10,758  in 2015.

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

E.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2015	2014	2013
Tax benefit computed at statutory rates	$(10,972)	$(6,920)	$(29,262)
Effect of different tax rates in different jurisdictions	6,108	(18,453)	1,408
Gain on acquisition of TPSCo	--	(33,280)	--
Tax benefits for which deferred taxes were not recorded	11,687	27,757	20,139
Unrecognized tax expense (benefit)	(11,153)	412	298
Permanent differences and other, net	(7,948)	5,742	(1,971)
Income tax benefit	$(12,278)	$(24,742)	$(9,388)

F.	Net Operating Loss Carry forward

On December 31, 2015, Tower had net operating loss carry forwards for tax purposes of approximately 1.5 billion USD, which may be carried forward for an unlimited period of time.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20 -	INCOME TAXES (cont.)

F.	Net Operating Loss Carry forward (cont.)

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return. On December 31, 2015, Jazz had federal net operating loss carry forwards of approximately $28,000 that will begin to expire in 2022, unless previously utilized. On December 31, 2015, Jazz had state net operating loss carry forward of approximately $135,500. The state tax loss carry forward is expected to start expiring from 2015 onwards unless utilized before its expiration.

As of December 31, 2015, TPSCo had operating loss carry forwards of approximately $5,000 which are expected to expire in 2023 unless utilized before its expiration.

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2011 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

Jazz is subject to federal income tax rate of 35% and is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2010 and before and foreign income tax examinations for  2011 and before . However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TPSCo, which was established in March 2014, is subject to income tax rate of approximately 33% and 35% for 2015 and 2014 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21 -	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2015	2014
Long-term investment	Equity investment in a limited partnership	$50	$44
Trade accounts payable	Trade accounts payable	$52	$62

B.	Transactions
	Description of the transactions	Year ended December 31,
		2015	2014	2013
Revenue	Revenue from a limited partnership	$--	$--	$59
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$13,970	$14,883	$3,379
General and Administrative expenses	Mainly directors’ fees and reimbursement to directors	$234	$221	$311
Other expense (income), net	Equity loss (profit) in a limited partnership	$(6)	$16	$144

NOTE 22 -	SUBSEQUENT EVENTS

A.	Acquisition of a Manufacturing Facility in the U.S

In February 2016, Tower completed the acquisition of a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through a new indirectly wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). The purchase price was $40,000 payable through the issuance of approximately 3.3 million ordinary shares of Tower.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in quantities that will enable TJT for a gradual ramp of third-party products.

B.	Litigation

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, putative shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. The Company believes the alleged claims are without merit and intends to vigorously defend the actions.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America in 1993, the Company utilized US GAAP reports (prior to 2007 Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel  and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”) the Company is providing on a voluntary basis a reconciliation from U.S. GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS relating to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

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

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that have been determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39 such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, at which date such conversion feature was classified to equity.

C.	Pension Plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior years’ service cost is recorded to the profit and lost statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

D.	Termination Benefits

Adjustment arising from benefit to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

E.	Condensed Balance Sheet in Accordance with IFRS

	As of December 31, 2015
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$446,727	$--	$446,727
Property and equipment, net	459,533	--	459,533
Long term assets	59,964	(7,450)	52,514
Total assets	966,224	(7,450)	958,774
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$211,119	$(70)	$211,049
Long-term liabilities	369,519	(1,502)	368,017
Total liabilities	580,638	(1,572)	579,066
TOTAL SHAREHOLDERS’ EQUITY	385,586	(5,878)	379,708
Total liabilities and shareholders' equity	$966,224	$(7,450)	$958,774

F.	Condensed Statement of Operations in Accordance with IFRS

	Year ended December 31, 2015
	US GAAP	Adjustments	IFRS
Profit before income tax and excluding other financing expense, net	$68,525	$(750)	$67,775
Other non cash financing expense, net	(109,930)	73,770	(36,160)
Profit (loss) before income tax benefit	(41,405)	73,020	31,615
Income tax benefit	12,278	--	12,278
Profit (loss) for the period	(29,127)	73,020	43,893
Net income attributable to the non-controlling interest	(520)	--	(520)
Net profit (loss) attributable to the company	$(29,647)	$73,020	$43,373

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2015	2014	2013
Net profit (loss) in accordance with US GAAP	$(29,647)	$4,263	$(107,660)
Financial instruments	73,770	21,556	(1,619)
Pension plans	(705)	(1,314)	(1,166)
Termination benefits	(45)	409	106
Net profit (loss) in accordance with IFRS	$43,373	$24,914	$(110,339)

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2015	2014
Shareholders’ equity in accordance with US GAAP	$385,586	$195,561
Financial instruments	(380)	(54,656)
Termination benefits	1,502	1,547
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$379,708	$135,452

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2015	2014
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of Other Long-term Assets from US GAAP to IFRS:

	As of December 31,
	2015	2014
Other long term assets in accordance with US GAAP	$6,759	$10,018
Financial instruments	(450)	(3,412)
Other long term assets in accordance with IFRS	$6,309	$6,606

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of Current Maturities of Loans and Debentures from US GAAP to IFRS:

	As of December 31,
	2015	2014
Current maturities of loans and debentures in accordance with US GAAP	$33,259	$119,999
Financial instruments	(70)	25,622
Current maturities of loans and debentures in accordance with IFRS	$33,189	$145,621

L.	Reconciliation of Long Term Debentures from US GAAP to IFRS:

	As of December 31,
	2015	2014
Long term debentures in accordance with US GAAP	$45,826	$107,311
Financial instruments	--	25,622
Long term debentures in accordance with IFRS	$45,826	$132,933

M.	Reconciliation of Other Long Term Liabilities from US GAAP to IFRS:

	As of December 31,
	2015	2014
Other long term liabilities in accordance with US GAAP	$7,609	$22,924
Termination benefits	(1,502)	(1,547)
Other long-term liabilities in accordance with IFRS	$6,107	$21,377