Form 20-F/A
period 2015-12-31
TOWER SEMICONDUCTOR LTD
filed 2016-08-30
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
(Amendment No.1)

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
______________________________________

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F/A (“Form 20-F/A”) is being filed as an amendment to our Annual Report on Form 20-F for the year ended December 31, 2015, which was originally filed with the Securities and Exchange Commission on May 11, 2016 (the “Original Filing”).  This Form 20-F/A amends and restates Item 15. Controls and Procedures to include the following revised sentence in the second paragraph thereof: “Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).”  No other changes have been made to the Original Filing.  This Form 20-F/A also includes, as exhibits, currently dated certifications from each of our Chief Executive Officer and our Chief Financial Officer, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

*8.1 List of Subsidiaries.

#12.1 Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2 Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1  Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2  Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*15.1  Consent of  Brightman Almagor  Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

*101   The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language):

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

* Previously filed.

# Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on its behalf.

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger Russell C. Ellwanger Chief Executive Officer

August 30, 2016