Form 20-F
period 2016-12-31
TOWER SEMICONDUCTOR LTD
filed 2017-04-10
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016                                                            Commission File number: 0-24790
_______________________________________________
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
Ramat Gavriel Industrial Park  P.O. Box 619, Migdal Haemek 2310502, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 92,984,626 Ordinary Shares.

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

‑‑‑‑‑‑‑‑‑‑‑‑

EXPLANATORY INFORMATION

 All references herein to “dollars”, "US dollars", “USD” or “$” are to United States dollars, all references to “JPY” is to the Japanese Yen and all references to “Shekels” or “NIS” are to New Israeli Shekels.

In 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly-owned subsidiary of Tower Semiconductor Ltd. (“Tower”). In November 2015, Jazz Technologies (i) was re-named to become Tower US Holdings Inc. (“Tower US Holdings”) and (ii) transferred all of its liabilities and all of its assets, including its ownership of all of the shares of Jazz Semiconductor to Jazz US Holdings Inc. (“Jazz US Holdings”), a company registered under the laws of Delaware and fully owned by Tower US Holdings (the “November 2015 Jazz Restructure”). The November 2015 Jazz Restructure established Jazz US Holdings as an intermediate holding company, holding all of the shares of Jazz Semiconductor. Tower US Holdings remains 100% owned by Tower. As used in this report, “Jazz” refers to Jazz Technologies, including its subsidiaries, for the period preceding November 23, 2015, and to Jazz US Holdings, including its subsidiaries, following such date.

In 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology, Inc. ("Micron") which we held through a wholly-owned Japanese subsidiary, TowerJazz Japan, Ltd. (“TJP”). In July 2014, the operations of the facility in Nishiwaki ceased in the course of a restructuring of our activities and business in Japan and it completed its dissolution during the second half of 2016.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation” or “PSCS”), holding three manufacturing facilities in Japan.

In February 2016, we acquired a fabrication facility in San Antonio, Texas, from Maxim Integrated Products Inc. (“Maxim”). The assets and related business that we acquired from Maxim are held and conducted through an indirect wholly owned US subsidiary, TowerJazz Texas Inc. ("TJT").  TJT is fully owned by Tower US Holdings.

The consolidated financial statements included in this annual report include the results and balances of Tower and the following companies from the applicable merger and acquisition dates: (i) Tower’s wholly-owned subsidiary Jazz, (ii) since March 31, 2014, its majority-owned subsidiary, TPSCo and (iii) since February 1, 2016 its indirect wholly-owned subsidiary, TJT.

As used in this annual report, “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operated in Nishiwaki City, Hyogo, Japan until July 2014. “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility in San Antonio, Texas that we acquired from Maxim.

As used in this annual report, as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and/or consolidated subsidiaries.

‑‑‑‑‑‑‑‑‑‑‑‑

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers, with respect to Fab 2, Fab 3, Fab 4, Arai E, Tonami CD and Fab 9 capacity are to 200-mm wafers, and with respect to Uozu E are to 300-mm wafers, ranging from 0.18 micron to 0.8 micron for the manufacture of products using CMOS and analog based technologies.

‑‑‑‑‑‑‑‑‑‑‑‑

JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor, Inc. in the U.S.
TPSCO® and TPSCo ® (and design) are registered trademarks of TowerJazz Panasonic Semiconductor Co., Ltd.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars (“USD”). The selected historical audited consolidated financial information as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016, 2015 and 2014 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2014, 2013 and 2012 and for each of the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements for those years not included in this annual report.

Our audited consolidated financial statements include TJP’s results commencing June 3, 2011, TPSCo’s results commencing April 1, 2014, and TJT’s results commencing February 1, 2016. Our audited consolidated balance sheets include TJP’s balances since December 31, 2011, TPSCo’s balances since December 31, 2014, and TJT’s balances since December 31, 2016. As mentioned above, in July 2014, the operations of TJP in the Nishiwaki facility ceased in the course of a restructuring of our activities and business in Japan and it completed its dissolution during 2016.

Due to the acquisition of TPSCo and TJT and the cessation of operations of TJP, it may be difficult to compare the results of operations for the period subsequent to these transactions with prior periods. The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes appearing in this annual report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this report. Our historical financial information may not be indicative of future performance.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$1,249,634	$960,561	$828,008	$505,009	$638,831
Cost of revenues	946,534	755,196	764,220	476,900	560,046
Gross profit	303,100	205,365	63,788	28,109	78,785
Research and development	63,134	61,669	51,841	33,064	31,093
Marketing, general and administrative	65,439	62,793	58,783	42,916	44,413
Nishiwaki Fab restructuring and impairment cost (income), net	(627)	(991)	55,500	--	--
Acquisition related costs	--	--	1,229	--	5,789
Amortization related to a lease agreement early termination	--	--	--	7,464	--
Operating profit (loss)	175,154	81,894	(103,565)	(55,335)	(2,510)
Interest expense, net	(11,857)	(13,179)	(33,409)	(32,971)	(31,808)
Other non-cash financing expense, net	(12,492)	(109,930)	(55,404)	(27,838)	(27,583)
Gain from acquisition, net	50,471	-	166,404	--	--
Other income (expense), net	9,322	(190)	(140)	(904)	(1,042)
Income (loss) before income tax	210,598	(41,405)	(26,114)	(117,048)	(62,943)
Income tax benefit (expense)	(1,432)	12,278	24,742	9,388	(7,326)
Net Profit (loss)	209,166	(29,127)	(1,372)	(107,660)	(70,269)
Net loss (income) attributable to non controlling interest	(5,242)	(520)	5,635	--	--
Net Profit (loss) attributable to the Company	$203,924	$(29,647)	$4,263	$(107,660)	$(70,269)
Basic earnings (loss) per ordinary share	$2.33	$(0.40)	$0.08	$(2.72)	$(3.17)
Diluted earnings per ordinary share	$2.09		$0.07

Other Financial Data:
Depreciation and amortization, including amortization of financing expenses and accretion	$197,756	$256,005	$243,362	$164,824	$173,585

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars and share data in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$389,377	$205,575	$187,167	$122,871	$133,398
Working capital	450,883	235,608	93,759	150,498	128,787
Total assets	1,379,884	965,368	884,146	705,887	814,241
Short-term bank debt and current maturities of loans and debentures	48,084	33,259	119,999	36,441	49,923
Loan from banks, net of current maturities	133,163	210,538	159,776	108,739	94,922
Debentures, net of current maturities	162,981	45,481	107,311	208,146	193,962
Shareholders’ equity	682,614	385,586	195,561	141,248	220,025

Number of shares outstanding as of December 31 of any year	92,985	82,058	58,034	47,870	22,312

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

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other electronic devices. Any significant decrease in the demand for these electronic devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other electronic devices decline significantly, we may be pressured to reduce our selling prices, which may reduce our revenues and margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us, which may harm our business and profitability. The timing, severity and recovery of these downturns cannot be predicted.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing the integrated circuits that we manufacture must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity and our revenue may not be sufficient to cover all our costs and serve all our debt, which may adversely affect our financial results and financial position.

Over-demand for our foundry services and/or products may result in a loss of customers and revenues, which may adversely affect our profitability and business.

In periods during which demand for our foundry services exceeds our capacity and manufacturing capabilities, we may be (i) unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) incapable to assure production of customers’ next generation of products; and/or (iii) unable to provide additional capacity from any of our geographic facilities through transfer of process technologies, successful implementation and timely qualification. As a result, we could lose one or more of our current and/or potential customers, which may adversely affect our revenues, profitability and business.

If we do not maintain our current customers and attract additional customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2016, we had four customers that contributed between 5% to 35% of our revenues. During the year ended December 31, 2015, we had three customers that each contributed between 6% to 40% of our revenues. During the year ended December 31, 2014, we had four customers that each contributed between 7% to 38% of our revenues. The loss or reduction in volume of any one of these customers, whether due to their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, or attract additional customers to replace such lost business, may materially negatively impact our overall business and our consolidated financial position.

Panasonic Semiconductor Solutions Co., Ltd. ("PSCS"), a wholly-owned subsidiary of Panasonic Corporation, , is a significant customer of TPSCo and Tower on a consolidated basis and is expected to continue to comprise a major portion of TPSCo's and Tower’s revenues under the five year volume manufacturing agreement with us from March 2014. We have commenced discussions with PSCS in regard to the terms of renewing the agreement beyond March 2019. 35% and 40% of our consolidated revenues for the years ended December 31, 2016 and 2015, respectively, were from PSCS under said agreement.  Failure to maintain current or similar selling prices per wafer from PSCS when renewing the agreement as described above, may adversely affect our revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its/their revenue will not cover in full its/their operating and other costs.

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

There are many events that may occur which may adversely affect the manufacturing process running in a facility. From time to time, we experience high utilization rates in certain of our manufacturing lines and/or areas, which cause bottlenecks in the lines and/or specific areas and/or specific machines, power outages, water leaks, chemical leaks or other issues that may adversely affect our cycle time, yield and on schedule delivery.  We try to mitigate any potential damage caused by such events and have insurance coverage, which we believe to be sufficient. However, we cannot ensure that such events will not have a negative effect on the Company, such as late deliveries, which may cause customers to elect to transfer their product orders to other fabs, thereby potentially causing an immediate material loss of revenues for the applicable period, which may adversely affect our revenue, profitability and financial position.

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

•	Completing capacity expansions and recruitment of personnel in a timely manner to address product demands by our customers;

•	Mergers and acquisitions in the semiconductor industry and their effect on our market share;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry and our ability to negotiate prices with our current customers and new customers;

•	Our susceptibility to intellectual property rights’ disputes;

•	Our dependency on export licenses and other permits required for our operations and the sale of our products;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

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

Our financial position and operations may be affected as a result of our long term debt.

As of December 31, 2016, we had approximately $346 million of consolidated long term debt outstanding, comprised as follows: (1) Tower had approximately $122 million outstanding debentures Series G, payable in seven semi-annual consecutive equal installments from March 2020 to March 2023; (2) Jazz had approximately $58 million of outstanding debentures, convertible into our ordinary shares, payable in December 2018, unless converted earlier; (3) TPSCo had loans amounting to approximately $126 million comprised of (i) approximately $53 million provided by JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd. (BOT), to be repaid in seven semi-annual equal installments payable between 2016 and June 2019; and (ii) approximately $73 million provided by JA Mitsui Leasing, Ltd. Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd., to be repaid in seven semi-annual equal installments between2017 and 2020; and (4) TJT had a loan amounting to $40 million from JA Mitsui Leasing, repayable in seven semi-annual installments between 2019 and 2022. Carrying such amount of long term debt may have significant negative consequences on our business, including:

•	limiting our ability to fulfill our debt obligations and other liabilities;

•
requiring the use of a substantial portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

•	fluctuations of the payable amounts in USD of TPSCo loans or other expenses which are denominated in JPY;

•	enforcement by the lenders of their liens against our respective assets, as applicable, at the occurrence of an event of default.

In order to service our debt and other liabilities and obligations and/or improve its terms and conditions and/or to invest in strategic opportunities for growth and/or business development activities, in addition to our cash on hand and expected cash flow generation from operating activities, we may decide to obtain funds from additional sources including debt vehicles and/or re-financing, sale of new securities, sale of intellectual property and/or intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or cover, in a timely manner, all our costs, capital expenditure investments and all of our scheduled debt detailed above, liabilities and obligations, which may adversely affect our financial position and operations.

Our success as a leading specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions, such as in 2014 (three Japanese fabs) and 2016 (San Antonio fab), which involve various risks.  There is no assurance that we will be successful in executing our acquisitions,  utilizing the acquired facilities at least in an amount that may cover their costs, integrating them into our business and finding new customers and business in order to operate such acquired facilities profitably.

Our Company’s growth as a leading specialty foundry depends, to a significant degree, upon our ability to increase our presence in the specialty foundry field and gain more market share across the various specialty segments. In order to do so and thereby improve our financial position and operations, we need to expand our business, including through acquisitions, as we have done in 2014 by acquiring the three Japanese fabs from Panasonic and in 2016 by acquiring the San Antonio fab from Maxim, and attract new customers that will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing and consummating such acquisitions, integrating the acquired facilities into our business and loading them at least in an amount that may cover their operating and other costs.

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

•
We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lenders, and as a result, or for other reasons, we may fail to consummate certain acquisitions.

•
Potential acquisitions and integration require the dedication of substantial management effort, time and resources which may divert management’s attention, focus and resources from our existing business operations or other strategic opportunities, which may have a negative adverse effect on our business.

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

We cannot assure you that we will be successful in expanding our business, finding and successfully execute such acquisitions or that they will achieve the expected synergies.  Further, we cannot assure you that we will increase our market presence and attract new customers and business in order to operate such acquired facilities profitably. With respect to TPSCo’s three Japanese fabs, its ability to successfully operate and fund its operating and business is dependent primarily on the following: (i) continuation by PSCS  to order a sufficient number of wafers and manufacturing services from TPSCo; (ii) maintaining current or similar selling prices per wafer beyond the current agreement term (March 2019); and (iii) attracting new customers and successfully ramping to production existing and new customers’ products. We already commenced discussions with PSCS in regard to the terms of renewing said manufacturing agreement. Failure to significantly utilize TPSCo’s manufacturing capacity and generate sufficient revenues from PSCS and/or new customers in an amount which will cover TPSCo’s costs, as well as failure to maintain current or similar selling prices per wafer from PSCS when renewing said agreement, may adversely affect TPSCo’s and Tower’s revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its revenue will not cover its full operating and other costs.

With regards to TJT’s fab, Maxim is expected to be a significant customer of TJT, based on a long term 15 year volume manufacturing agreement, at least during the initial five year period. While we have commenced to engage and develop business with third party foundry customers to initiate manufacturing at TJT, and have begun certain process technology transfers to enable ramp of customer products which currently require additional demand which cannot be fulfilled in our other facilities, implementation of new customer processes may take between one to three years to reach mass volume production, as customary in our industry.   Failure to generate sufficient revenues from Maxim and/or new customers in an amount which will cover TJT’s costs may adversely affect TJT’s and Tower’s revenue and profitability and may have an adverse effect on the operations of this facility if its revenue will not cover its full operating and other costs.

If we are unable to manage fluctuations in cash flow, our business and financial position may be adversely affected.

 Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	iming and size of payables;

•	the timing and size of capital expenditures;

•	the net impact of JPY/ USD fluctuations on our JPY income and JPY expenses;

•	the repayment schedules of our debt service obligations;

•	our ability to fulfill our obligations and meet performance milestones under our agreements;

•	fluctuations in the LIBOR or TIBOR (Tokyo Interbank Offered Rate) rates which apply to our banks’ loans; and

•	fluctuations in the USD to NIS exchange rate.

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

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity. Failure to receive purchase orders currently expected may adversely affect our financial results, business and financial position.

We have committed a portion of our capacity for future orders from certain customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity in a timely manner, our financial results may be adversely affected.

When our forecast with respect to customer demand is high, we may purchase machinery in order to install additional capacity and provide for expanded production.  In the event that purchase orders received from customers do not meet our expected loading forecast, our business and financial position may be adversely affected.

A global recession, unfavorable economic conditions and/or credit crisis may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

The effects of a downturn or a weakness in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for our products and the end products of our customers.  Such a downturn or a weakness may adversely affect our customer base and/or our customers' products base by adversely affecting our ability to attract new customers and new business to our fabs.  Such a downturn or weakness may also adversely affect our ability to increase the utilization rates in our manufacturing facilities and maintain them at a high level that would suffice to cover our substantial fixed costs, maintain commercial relationships with our customers, suppliers, and creditors, including our lenders, and continue our capacity growth.  In addition, such a downturn or weakness may negatively impact our ability to improve our future financial results and position, including our ability to raise funds in the capital markets, fulfill our debt obligations and other liabilities, refinance our debt and other liabilities and/or pay them in a timely manner. There is no assurance that such downturn will not occur.

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

 Our financial results may be adversely affected if we are unable to operate our facilities at utilization rates that are high enough to reach revenue levels that would cover our costs and result in operating and net profits as currently expected.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, associated mainly with our manufacturing facilities, while our variable costs are relatively small. Therefore, during periods when our facilities manufacture at high utilization rates, we are able to cover our costs.  However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs which remain constant, irrespective of the fact that fewer wafers were manufactured. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are high. If customer demand for our products is not sufficient to enable us to operate our facilities consistently at high utilization rates, we may not be able to fully reach revenue levels that would cover all of our costs and result in operating and net profits as currently expected.

Our sales cycles are typically long, and orders ultimately received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses before receiving any product order and related revenue. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities.  This may adversely affect our operating results and financial condition considering that in addition to the revenues loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed cost which remains constant irrespective of the number of wafers actually manufactured.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, potentially leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. In addition, we cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, under-utilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for our products, the end products of our customers and the financial markets, which may adversely affect our business, our ability to raise funds, restructure and/or re-finance our debt and service our debt and other liabilities.

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

The semiconductor foundry industry is highly competitive. We compete most directly in the specialty segments with certain independent dedicated foundries. We also compete with the pure play advanced technology node driven foundry service providers as they each have some capacity for specialty process technologies, and with IDMs that allocate a portion of their manufacturing capacity to foundry operations.

As our competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decrease of our profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their CMOS designs to smaller than 22 nanometer process geometries. These smaller process geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller process geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is then required. Our specialty processes will therefore compete with these more advanced CMOS processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller process geometries. If our potential or existing customers choose to design their products in  a manner whereby the percentage of digital content in specialty designs increases significantly and requires these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity and /or availability of same;

•	a more diverse and established customer base;

•	greater financial, sales, marketing, distribution and other resources;

•	governmental funding or support;

•	a better cost structure; and/or

•	better operational performance, including cycle time and yields.

If we do not compete successfully, our business and financial results may be adversely affected.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times, as a result of manufacturing problems, our business may be adversely harmed.

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

Should such problems occur to a material degree, we may suffer delays in delivery, loss of reputation and/or a loss of customers, any of which may adversely impact our business, revenues and financial condition.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers and may have an adverse effect on our business and financial results.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. We also procure used equipment which can take a long time to qualify into the manufacturing process, hence potentially delaying the manufacture of our products. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.   Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial results.

 Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

We operate our fabs in three different regions: Japan, the United States and Israel. The functional currency of the entities operating the fabs in the United States and Israel is USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in NIS, USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations in some of our entities.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a material portion, but not all of this currency exposure, to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS as far as it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate portion of the net exposure to the USD / JPY exchange rate over the net profit margins, we have entered into cylinder hedging transactions which limit our exposure to the currencies’ fluctuation to a pre-defined fixed range.

In addition to currency exchange fluctuations, we have exposure to interest rate fluctuations as Jazz, TJT and TPSCo’s borrowings under their respective credit facilities require payment of interest based on a floating LIBOR rate or TIBOR rate. Furthermore, if any of the respective banks incurs increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, such bank may exercise its right to increase the interest rate on the credit facility or require us to bear such increased cost as provided for in the respective credit facility agreement.

We regularly engage in various hedging strategies to reduce our exposure to these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate increases (mainly LIBOR and TIBOR rates) and exchange rate fluctuations (mainly NIS and JPY rates as compared to the US dollar),  which may have a material effect on our cost and financial results.

We depend on intellectual property to succeed in our business including intellectual property owned by us as well as intellectual property of third parties.  Failure to enforce our intellectual property rights as well as failure to maintain or acquire licenses to intellectual property of third parties may harm our business.

We depend on intellectual property in order for us to provide certain foundry services and design support to our customers. As of December 31, 2016, we held 248 patents in force. We intend to continue to file patent applications when appropriate. The process of applying for patents to obtain patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will respect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will, at all times, enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which may reduce our opportunities to generate revenues. In the event that we are unable to enforce our intellectual property rights, our business may be harmed.

In addition, with respect to third party intellectual property that is required for the manufacture of our products, if problems or delays arise with respect to the timely development, quality and provision thereof to us, the design and production of our customers’ products may be delayed, resulting in underutilization of our capacity.  If any of our intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.

 From time to time, we are a party to litigation which may require management time and effort and adversely affect us by harming our business, image and financials.

From time to time, we are a party to litigation incidental to the conduct of our ongoing business, including class actions, disputes with customers, suppliers, landlords, or other third parties. Litigation usually requires a certain amount of management time and effort which may adversely affect our business by diverting management focus from business needs and development of future strategic opportunities.

In addition, our ability to compete successfully depends in part on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights.  Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to intellectual property claims from time to time, some of which have been resolved through license agreements, the terms of which have not had a material effect on our business.

We may also be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	acquiring licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

•	litigating the matter in court, incurring substantial legal fees and paying substantial monetary damages in the event we lose; or

•	developing non-infringing technologies, which may not be feasible.

Any one or several of these alternatives may place substantial financial and other burdens on us and hinder our business.  Litigation, which may result in substantial costs to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement. If we fail to obtain certain licenses or if we will be involved in litigation relating to alleged patent infringement or other intellectual property matters, it may prevent us from manufacturing particular products or using particular technologies, which may reduce our opportunities to generate revenues.

Specifically with respect to the restructure of our activities and business in Japan, the cessation of the Nishiwaki fab operations in 2014, may result in future claims from vendors, employees’ unions or other third parties, which may negatively impact our financial results.

Furthermore, in January 2016, a short-selling focused firm issued a short sell thesis report which we believe contains false and misleading information about our strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain of its officers, directors and its external independent auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. We believe the outstanding alleged claims in Israel, which are largely akin to the claims made and dismissed in the US, have no merit and will vigorously defend such actions if the court ultimately accepts such action as a class action.

We could be harmed by failure to comply with environmental regulations.

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

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged and/or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire or otherwise may result in a loss of wafers in production, deterioration of our fab yield, substantial downtime to reset equipment before resuming production and an adverse effect on our revenue and profits.

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

We have generated our revenues from customers located in the US, Europe and Asia-Pacific.  Because of our international operations, we are vulnerable to the following risks:

•	JPY fluctuations against the USD, see above risk factor “Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results”;

•	the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws and potential new legislation under the Trump administration;

•	general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•
adverse foreign and international tax rules and regulations, such as withholding taxes deducted from amounts due to us may not be refunded to us by the tax authorities since we are not entitled to foreign tax credit in Israel;

•	weak protection of our intellectual property rights in certain foreign countries;

•	delays in product shipments due to local customs’ restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates certain logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate all the risks related to our international operations.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our senior executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel due to resignation, medical absence, illness or other reasons, and cannot find and integrate adequate replacement personnel into our senior management, business and operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

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

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully, including their schedule and budget requirements, depends in part on the availability and quality of the relevant services, tools and intellectual property provided by electronic design automation vendors and design service providers. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, and thereby harm our business.

Failure to comply with existing or future governmental regulations may reduce our sales or increase our manufacturing costs.

The export of semiconductors that we manufacture may be subject to U.S., Israeli and/or Japanese export control and other regulations established by other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other applicable governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates may materially harm our business by reducing our sales, requiring extensive modifications to processes that we use in our product manufacturing, or requiring extensive modifications to our customers’ products.  We may not export products using or incorporating controlled technology without obtaining an export license. These restrictions may make foreign competitors facing less stringent controls on the export of their products more competitive in the global market.  The relevant government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be modified from time to time.

If certain of the integrated circuits we manufacture are defective and integrated into products, we may be subject to product liability claims or other claims which could damage our reputation and harm our business.

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

A significant portion of Fab 3 and TPSCo’s workforce is unionized, and their operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt their production and adversely affect the yield of their fabs.

A significant portion of Fab 3’s employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement, which was renewed for three additional years, effective as of July 1, 2015. Similarly, a significant portion of TPSCo’s employees at its fabs in Japan are represented by a union and covered by a collective bargaining agreement. We cannot predict the effect that continued union representation or future organizational activities will have on these fabs’ business. Specifically under TPSCo’s collective bargaining agreement, the union and the company are required to first negotiate any points of dispute before taking any action such as work stoppages, strikes or other collective actions. We cannot assure you that Fab 3 and TPSCo’s fabs will not experience a material work stoppage, strike or other collective action in the future, which may disrupt their production and adversely affect our customer relations and operational and financial results.

 Our production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. TPSCo’s fabs are located in Japan, which is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of an earthquake.  Earthquakes may lead to fire in the fabs or other material damage, and any resulting damage could seriously disrupt production and result in reduced revenues. Although we maintain insurance policies to reduce potential losses that may be caused by earthquakes and other natural disasters, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result thereof, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues and may expose us to third party claims. A power outage, even of very limited duration, caused by an earthquake or other natural disaster may result in a loss of wafers in production, deterioration of our fab yield and substantial downtime to reset equipment before resuming production, and any such losses or damages incurred by us may have a material adverse effect on our business, revenue and profits.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We comply with the annual disclosure and reporting requirements adopted by the SEC with respect to use of conflict minerals mined from the DRC and adjoining countries. There may be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our vendors will be able to continue to comply with these requirements, there can be no guarantee that we will be able to gather all the required information from our vendors. Although we believe our suppliers do not rely on such conflict minerals, either because the suppliers are located outside of the DRC and adjoining countries, or because our suppliers have been certified as “conflict-free” by an internationally-recognized validation scheme, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed for our production from such suppliers. A failure to obtain necessary information or maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries, or that have been certified as “conflict-free” by an internationally-recognized validation scheme, may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3 and its fabrication facility lease.

Jazz leases its fabrication facilities and offices under lease contracts that Jazz can extend until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period from 2022 to 2027. A few years ago, the landlord began a construction project adjacent to the fabrication facility.  It is possible that said project may adversely impact Jazz, including that construction activities adjacent to Jazz’s fabrication facility may  result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which may adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, may result in a loss of wafers in production, deterioration in Fab 3’s yield and on schedule delivery and substantial downtime to reset equipment before resuming production, which may cause customer dissatisfaction and cause customers to contemplate transferring their product orders to other fabs, which may adversely affect our revenues and financial results. In addition, the lease amendment sets forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Risks Related to Our Securities

Fluctuations in the market price of our traded securities may significantly affect our ability to raise new capital.

The capital markets, in general, have experienced volatility that often has been unrelated to the operating performance of the traded companies. The share price of many companies in the semiconductor industry has experienced wide fluctuations, which has often been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the market price of Tower’s equity and debt traded securities, regardless of Tower’s actual operating performance.

In addition, it is possible that Tower’s operating results may differ from the expectations of public market analysts and investors, which may adversely affect the price of Tower’s securities.  Adverse impact to the market price of Tower’s securities may negatively impact our ability to raise new capital in order to finance our growth plans, obligations and liabilities and/or re-finance our debt, and/or may cause us to receive less favorable terms than expected to the extent we will decide to raise any capital.

 Market sales of Tower’s shares or conversion or exercise of a material portion of securities into shares or issuance of new ordinary shares, or even the perception that any such action may occur, may depress the market price of Tower’s shares, impair our ability to raise future capital through the financial markets and may limit our ability to fund our growth plans, debt and other liabilities.

Market sales of Tower’s shares, or a conversion or exercise of a material portion of our convertible securities (including notes, warrants and options), or issuance of new ordinary shares, or even the perception that such sales, conversions, exercises or issuances may occur, could depress the market price of Tower’s ordinary shares, may impair our ability to raise capital,  and may limit our ability to fund our growth plans and service our debt and other liabilities.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation or any SEC filing requirement may adversely affect our financial position.

We are subject to the reporting and filing requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion may result in a loss of investor confidence in the reliability of our financial statements, which may negatively impact us and our ability to access the capital markets. In addition, we are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers.  Failure by us to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder may result in a deficiency and may negatively impact our financial position.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities, Tower’s design center and certain of Tower’s corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, Israel has been and is subject to armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital. Furthermore, we could experience serious disruption to our manufacturing in Israel if acts associated with said conflict result in any serious damage to said manufacturing facilities.  In addition, our business interruption insurance may not adequately compensate us for losses that we may incurred, and any losses or damages incurred by us may have a material adverse effect on our business.

In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence, for a significant period of time, of one or more of our key employees or a significant number of our other employees due to military service. Such disruption may harm our operations and/or our business.

 If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week and /or our business license is not renewed, our business may be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption (which we need to renew every year) from the law that requires businesses in Israel to be closed from sundown on Friday evening through sundown on Saturday evening (“Saturday Exemption”). In addition, our business license certificate issued by Migdal Ha’emek municipality needs to be renewed annually. If our Saturday Exemption and/or our business license are not renewed in the future, our financial results and business may be harmed.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors are not residents of the United States (excluding the employees of its U.S. subsidiaries), and a majority of Tower’s assets (excluding its U.S. subsidiaries and their assets) are located outside the United States. Therefore, a judgment obtained in the United States against Tower or any of our executive officers and directors, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States (except to the extent that it relates to Tower’s US subsidiaries, its assets or employees) and may not be enforced by an Israeli court. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws claimed in original actions instituted in Israel.

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

The rights and responsibilities of the holders of Tower's ordinary shares are governed by its articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company. There is limited case law available to assist Tower shareholders in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of Tower's ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services.  Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs.  We are currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies, MEMS and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained over more than twenty years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

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

In September 2008, we merged with Jazz. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates Fab 3.

In June 2011, we acquired Fab 4 from Micron. The assets and related business that we acquired from Micron were held and conducted through a wholly owned Japanese subsidiary, TJP. In 2014, the operations of Fab 4 ceased in the course of restructuring our activities and business in Japan and during the second half of 2016, TJP completed its dissolution.

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, that manufactures products for Panasonic and other third party customers, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at said three fabs to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo.

In February 2016, we acquired Fab 9 from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly owned US subsidiary, TJT. Fab 9 supports process geometries ranging from 0.18 to 0.8 for the manufacture of products using CMOS and analog based technologies.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 2310502 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2570 North First Street, Suite 480 San Jose, CA  95131.

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

Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property. In addition, today’s analog market is driven strongly by growing sensitivity to environmental requirements such as the conservation of energy, and human well being. This is seen in applications related to the Internet of Things (IoT) in particular in  products with embedded sensors, medical devices, applications focused on entertainment, infotainment and safety, all developed using analog technology.

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

The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced foundry manufacturing.  Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers.  In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, specialized RF devices on SOI, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS) and other types of original sensors , high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), and bipolar CMOS double-diffused metal oxide semiconductor (BCD).We have mastered the skills required to work in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

Foundries also offer competitive customer service through design, testing, and other technical services.

MANUFACTURING PROCESSES AND SPECIALIZED TECHNOLOGIES

We manufacture ICs on silicon wafers, generally using the customer’s proprietary circuit designs.  In some cases, we provide our customers with third-party design elements or our own proprietary design elements.  The end product of our manufacturing process is a silicon wafer containing multiple identical ICs.  In most cases, our customer assumes responsibility for dicing, assembly, packaging and testing.

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

With our world-class engineering team, well established transfer methodologies, and vast manufacturing experience, we offer state of the art production lines for core bulk CMOS and specialized technologies such as RF SOI9, back-end-of-line (BEOL) magnetic random access memory (MRAM)  and  MTJ (magnetic tunnel junction) sensors, SiGe and  MEMS, among others. With a combination of well known intellectual property protection and capacity flexibility commitment, we ensure customer confidence and satisfaction for low-risk services and fast time-to-market.

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

We derived a very significant amount of our revenues for the year ended December 31, 2016 from our target specialized markets: RF CMOS, power IC and discrete devices, CMOS image sensors , wireless communication and high performance analog .  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: radio frequency CMOS (RF CMOS), CMOS image sensors (CIS) and integration of other types of sensors, advanced analog CMOS, radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) ,  LDMOS transistors and power  devices based on GaN (gallium nitride) technology.

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

Having this technology, we are now offering our customers state of the art pixels for a variety of new markets such as the high end smart phone camera or the rapidly growing security camera markets.

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

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies and are well suited for wireless semiconductors, such as highly integrated wireless transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron, 0.13 micron and 65 nanometer.

Further, we have versions of our RF CMOS process built on silicon-on-insulator (SOI) substrates (RF SOI). These RF SOI process technologies include devices optimized to deliver higher performance and improved isolation relative to devices in our RF CMOS process. We currently have RF SOI process technologies in 0.18 micron,0.13 micron and 65 nanometer lithography nodes and fabricate various devices including antenna switches with record FOM (figure of merit) and front end modules. Corresponding chips can be found in various products, including state-of-the-art smart-phones, manufactured by leading manufacturers.

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

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, optical networking components, television tuners, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers and low-noise amplifiers. These integrated circuits generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few integrated circuit manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS micron technologies available.

Power and Power Management ICs

Our power technologies are generally divided into a low-voltage BCD offering and a 700V ultra-high voltage offering. Our low-voltage BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices integrated into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron. We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node with advanced isolation options that allow our customers to design high performance products as well as products with high levels of integration.

Our 700V ultra-high voltage platform supports the fast growing LED lighting market as well as serving the more established AC adaptor and motor driver markets.

In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management devices on our 0.18 micron platforms. We have developed a series of Y-flash based modules with record (for the single Poly embedded MTP technologies) memory densities of up to 16kbit, which have been integrated in various power management products of our customers.

We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, including development of the new passive elements,  improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such technologies currently under development include GaN technologies and technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS and scaling the features we offer today to the 0.13 micron process, including the integration of advanced SiGe transistors with 0.13 micron CMOS and copper metallization.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to further solidify our position as the global specialty foundry leader, by increasing our market share at existing customers and aggressively expanding our global customer base.  We have marketing, sales, design support engineers, application engineers and customer support personnel in the United States, Korea, Taiwan, Japan, China and Israel.  In selected markets, including Europe, South America, Japan and India our marketing and sales staff is supported by independent sales representatives, who have been selected based on their industry experience, customer relationships and understanding of the semiconductor marketplace.

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

The primary customers of our foundry and design services are fabless semiconductor companies and Integrated Device Manufacturers (IDMs). A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity at our production facilities for such customers. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. During the year ended December 31, 2016, we had four significant customers that each contributed between 5% to 35% of our revenues. During the year ended December 31, 2015, we had three significant customers that each contributed between 6% to 40% of our revenues. In 2014, we had four  significant customers that each contributed between 7% to 38% of our revenues.

The percentage of our revenues from customers located outside the United States was 51%, 56% and 55% in the years ended December 31, 2016, 2015and 2014, respectively. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2016	2015	2014
United States	49%	44%	45%
Japan	36%	41%	40%
Asia, excluding Japan	12%	11%	11%
Europe	3%	4%	4%
Total	100%	100%	100%

We price our products on a per wafer basis, taking into account the unique value of our technology and its ability to enable customers to differentiate their products, complexity of the technology, prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most of our customers usually place purchase orders between two to six months before shipment.

To promote our products, technology offering, and services we publish press releases, articles, technology journals, and white papers. In addition, we present and participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and exhibit at various industry trade shows.  We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and existing customers, as well as industry analysts and research analysts, on a regular basis. We publicly release any such information that we deem material or important to disclose and as required by law.

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wired and wireless high-speed communications, consumer electronics, automotive and industrial applications. We manufacture products for a wide range of electronic systems, including but not limited to, high-performance applications, such as antenna switches, transceivers and power management circuits for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; high end video cameras, dental and medical x-ray vision, industrial cameras, focal plane arrays for imaging applications; infra-red detectors for gesture recognition, controllers for power amplifier and switching chips in cellular phones and wireline interfaces for switches and routers.

Competition

The global semiconductor foundry industry is highly competitive. We compete most directly in the specialty segment with foundries such as Vanguard Semiconductor, DongBu, X-Fab, and HH Semi.  We also compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing, though they each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. It includes existing Chinese, Korean and Malaysian foundries. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as ST, Intel, Samsung, and others that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external foundry customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to companies involved in the design of ICs and to the Asian customer base.

The principal elements of competition in the wafer foundry market are:

•	technology offering and future roadmap;

•	product performance;

•	system level technical expertise;

•	research and development capabilities;

•	access to intellectual property;

•	customer technical support;

•	design services;

•	product development kits (PDKs);

•	manufacturing operational performance;

•	quality systems;

•	product quality;

•	manufacturing yields;

•	customer support and service;

•	pricing;

•	management expertise;

•	strategic customer relationships;

•	capacity availability; and

•	stability and reliability of supply.

Some of our competitors, notably the pure-play advanced technology node-driven foundry service providers,  have greater manufacturing capacity,  superior research and development capability, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

We seek to compete primarily on the basis of advanced specialty analog/mixed-signal technology, R&D, breadth of process offering, production quality, technical support, and our design, engineering and manufacturing services.  We have a highly differentiated specialty offering and proven track record in analog/mixed-signal markets, which enables us to effectively compete with larger foundry service providers.

Some semiconductor companies have advanced their CMOS designs to 22 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

IC Manufacturing.  Transistors and other circuit elements comprising an IC are formed by repeating a series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask.  Advanced IC manufacturing processes consist of hundreds of steps, including photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing.  The final step in the IC manufacturing process is wafer probing, which involves electronically inspecting each individual IC in order to identify those that are operable for assembly.  Our customers often use third party service providers for the performance of such services although we occasionally provide this service to certain customers.

Assembly and Test.  After IC manufacture, the wafers are transferred to assembly and test facilities.  In the assembly process, each wafer is cut into dies, or individual semiconductors, and tested.  Defective dies are discarded, while good dies are packaged and assembled.  Assembly protects the IC, facilitates its integration into electronic systems and enables heat dissipation.   Following assembly, the functionality, voltage, current and timing of each IC is tested.  After testing, the completed IC is shipped either to our customer or to their customer’s printed circuit board manufacturing facility. Our customers often use third party service providers for the performance of wafer assembly and testing, and to a smaller extent part of such process is performed independently by us.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the OCS. Accordingly, Tower is subject to restrictions set forth in Israeli law, as amended, which may limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with the funding of the OCS, or its replacement authority the IIA (Israeli Innovation Authority). In addition, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, U.S. and other foreign export regulations as may be applicable.

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

Research and development expenses for the years ended December 31, 2016, 2015 and 2014 were $63.1 million, $61.7 million and $51.8 million, respectively, net of government participation of $0.5 million, $0.6 million and $0.6 million, respectively. As of December 31, 2016, we employed 387 professionals in our research and development departments, 45 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2016, we held 248 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in CMOS image sensors, embedded flash, power management, RF, SiGe, MEMS and mixed-signal technologies by continuous development in these areas. A main component of our process development strategy is to acquire licenses for standard CMOS technologies and cell libraries from leading providers, such as ARM and Synopsys, and further develop specialized processes through our internal design teams. The licensing of these technologies has significantly reduced our internal development costs.

In connection with the separation of Jazz Semiconductor’s business from Conexant in 2002, Conexant contributed to Jazz Semiconductor a substantial portion of its intellectual property, including software licenses, patents and intellectual property rights in know-how related to its business. Jazz agreed to license intellectual property rights relating to the intellectual property contributed to Jazz by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and sell such products, subject to obtaining Jazz’s prior consent.

Panasonic granted a license to certain process technologies to TPSCo for the manufacture of products for Panasonic and third party foundry customers. TPSCo may, in certain circumstances, sub-license such technology to Tower or to other third parties for payment of royalties.  The term of the agreement is five years until March 2019, and he parties have already commenced discussions with regard to the terms of renewing the agreement. In connection with the acquisition of Fab 9, Maxim granted TJT a license to certain process technologies for the manufacture of products at Fab 9 by TJT, some of which can only be used for the manufacture of products for Maxim, as well as license to certain process software for the manufacture of products at Fab 9.

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

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design support. At the initial design stage, our customers’ internal design teams use the proprietary design kits that we have developed to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. These design kits, which collectively comprise our design library and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment to our manufacturing process before actually manufacturing the semiconductor. Our engineers, who have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities.  Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive advantage when implementing designs that reach the boundaries of technology.  In addition, our IP and design services can assist and relieve some of our customers' issues, providing the specific skills and expertise critical for successful implementation of our customers’ design on our manufacturing process.

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

The legal name of our company is Tower Semiconductor Ltd.  Tower was incorporated under the laws of the State of Israel in 1993. Tower directly operates our Fab 1 and Fab 2 facilities in Israel.   Tower’s wholly-owned subsidiary, Tower US Holdings Inc. owns all of the shares of Jazz US Holdings Inc., which owns all of the shares of Jazz Semiconductor, Inc. (all three companies are incorporated under the laws of the State of Delaware), which operates our Fab 3 facility. Tower’s wholly-owned subsidiary, TowerJazz Japan, Ltd. (incorporated in Japan) operated our Fab 4 facility in Japan, which, in the course of restructuring our activities and business in Japan, ceased its operations in July 2014 and completed its dissolution in 2016. Tower holds a 51% equity stake in TPSCo (and PSCS holds the remaining equity of TPSCo).  TPSCo is incorporated under the laws of Japan and operates three fabs Arai E, Uozo E and Tonami CD located in Japan. As of February 2016, TowerJazz Texas, Inc. (the shares of which are fully owned by Tower US Holdings), operates our Fab 9 facility in San Antonio, Texas, USA.

D.     PROPERTY, PLANTS AND EQUIPMENT

Manufacturing Facilities

We manufacture semiconductor wafers at seven manufacturing facilities: Fab 1 and Fab 2 facilities in Israel, Fab 3 Jazz’s facility in Newport Beach, California in the U.S., TPSCo’s three fabs (Arai E, Uozo E and Tonami CD) in Japan, and Fab 9 TJT’s facility in San Antonio, Texas, U.S. The capacity in each of our facilities at any particular time varies and depends on the combination of the processes being used and the product mix being manufactured at such time.  Hence, it may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and to maximize utilization of the fab. In general, our ability to increase our manufacturing capacity has been achieved through the addition of equipment, improvement in equipment utilization, the reconfiguration and expansion of existing clean rooms area.

Capital expenditures in 2016 and 2015 were approximately $210 million and $165 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $8 million and $7 million, respectively.

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

Jazz leases its fabrication facilities and offices under lease contracts that Jazz can extend until 2027.  In 2015, Jazz exercised its option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. Under Jazz amended leases, Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance.  Jazz and the landlord further amended the lease, setting forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Uozu E, Tonami CD and Arai E fabs

In March 2014, we acquired a 51% equity stake in TPSCo, a company formed by Panasonic Corporation, to manufacture products for Panasonic and other third party customers, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku, Japan. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 45 nanometer.

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

Not Applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Critical Accounting Policies

Revenue Recognition.

Our revenues are generated principally from sales of semiconductor wafers and in addition we derive revenues from design support and other technical and support services, which are incidental to the sale of semiconductor wafers. The vast majority of our revenues is achieved through the efforts of our direct sales force.

In accordance with ASC Topic 605, “Revenue Recognition”, we recognize revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. Generally, delivery occurs after products meet all of the customer’s acceptance criteria based on pre-shipment electronic, functional and quality tests.

We provide for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues based on past experience and specific identification of events necessitating an allowance.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues. Any changes in assumptions for determining the allowance for returns and other factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect our financial position and results of operations.

Depreciation and Amortization of Fixed Assets and Intangible Assets.

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Changes to the useful lives assumption and hence the depreciation have a material impact on our results of operations. Fixed and intangible assets depreciation and amortization expenses in 2016 amounted to $180 million. Following changes that we implemented during 2015 in the estimated useful life of our machinery, equipment and facility infrastructure which are detailed below, we estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 15 years; and (iii) technology and other intangible assets – 4 to 19 years. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of our subsidiaries are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets will affect our depreciation and amortization expenses.

In connection with the periodic review of the estimated remaining useful lives of property and equipment at our foundry manufacturing facilities, it was determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. We extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42 million of reduced depreciation expenses which resulted in a net decrease of approximately $27 million of the loss for the year and a decrease in basic loss per share by $0.37.  We believe that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

Income Taxes.

We account for income taxes using an asset and liability approach as prescribed in ASC Topic 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate how to realizeour deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a part of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which amendment has been further amended several times, most  recently in  2016. The amendment is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter. ASU 2014-09 is effective January 1, 2018. Early adoption is permitted, but not before January 1, 2017. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.  The Company is considering whether control over wafers in production, is transferred over time or at a certain point in time. The Company’s manufacturing of wafers creates an asset with no alternative use. In the event a customer cancels an order, the Company is entitled to recover its costs plus reasonable margin, in accordance with the engagement terms which generally apply  to most of its customers. Should it be determined that control over the goods is transferred over time, the Company may recognize revenue for such engagements based on the proportion of the manufacturing of the wafer that was completed. Such determination would result in earlier recognition of revenues over the time of production rather than upon delivery of a finished wafer.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update will apply to the Company as of the first quarter of 2017. The update is not expected to have a material effect on the Company's consolidated financial statements.

In April 2015, the FASB issued 2015-03, “Interest Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. This guidance changes the presentation of debt issuance costs in financial statements. Under this ASU, an entity is required to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as  a financing expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under US GAAP. In addition, it aligns the guidance in US GAAP with that in IFRS, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. As a result of the retrospective adoption of ASU 2015-03 effective January 1, 2016, deferred financing costs of approximately $0.9 million, previously classified within long-term assets were applied to reduce the related debt liabilities as of December 31, 2015. In 2016, issuance expenses relating to Series G Debentures and to the bank loan to TJT were deducted accordingly from the debt liability carrying amounts.

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2019, and for interim periods within that year. Early adoption is not permitted. The company is evaluating the impact of adopting this guidance on it’s consolidated financial statements and disclosures and expects it would not have a material effect on its financial results.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements but expects it would not have a material effect on its financial results.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718)”. This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance is effective for the annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The Company has early adopted the update as of January 1, 2016. Adoption of the new standard resulted in the recognition of excess tax benefits in the provision for income taxes rather than paid-in-capital of approximately $1.5 million for the year ended December 31, 2016. In addition, as of January 1, 2016, the Company accounts for forfeitures on a gross basis and recognizes actual forfeitures as they occur. The update requires that the adoption related to forfeitures be accounted for using the modified retrospective method where the effect of the change relating to previous years was to be recognized as an adjustment to the opening balance of retained earnings. The amount of the adjustment related to previous years is approximately $1.3 million.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The Company has previously incurred immaterial amount of bad debt and expecting no material impact from adopting this guidance on its consolidated financial statements and disclosures.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2019, and for interim periods within that year. Early adoption is permitted. The Company is evaluating the impact of the amendments on its consolidated statement of cash flows and disclosures.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2016	2015	2014
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	75.7	78.6	92.3
Gross Profit	24.3	21.4	7.7
Research and development expense	5.1	6.4	6.3
Marketing, general and administrative expense	5.2	6.5	7.1
Nishiwaki Fab restructuring and impairment cost (income), net	(0.1)	(0.1)	6.7
Acquisition related costs	--	--	0.1
Operating profit (loss)	14.1	8.6	(12.5)
Interest expense, net	(0.9)	(1.4)	(4.0)
Other financing expense, net	(1.0)	(11.4)	(6.7)
Gain from acquisition, net	4.0	--	20.1
Other income, net	0.7	--	--
Profit (loss) before tax	16.9	(4.2)	(3.1)
Income tax benefit (expense)	(0.1)	1.3	2.9
Net profit (loss)	16.8	(2.9)	(0.2)
Net loss (income) attributable to non-controlling interest	(0.4)	(0.1)	0.7
Net profit (loss) attributable to the Company	16.4%	(3.0)%	0.5%

Our consolidated financial statements include TPSCo’s results from April 1, 2014 and TJT’s results from February 1, 2016, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2016.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues. Revenues for the year ended December 31, 2016 increased to $1,249.6 million, as compared to $960.6 million for the year ended December 31, 2015. The increase in revenues of $289.0 million is mainly due to a 27% increase in the number of wafers shipped and a 6% increase in the average selling price per wafer.

Cost of Revenues. Cost of revenues for the year ended December 31, 2016 amounted to $946.5 million as compared to $755.2 million for the year ended December 31, 2015. The $191.3 million increase in manufacturing cost resulted from the required incremental expenses to manufacture the increased number of wafers shipped as described above.

Gross Profit. Gross profit for the year ended December 31, 2016 amounted to $303.1 million as compared to $205.4 million for the year ended December 31, 2015. The $97.7 million increase in gross profit resulted from the increase of $289.0 million in revenues, partially offset by the increase in manufacturing cost of revenues as described above.

Research and Development. Research and development expense for the year ended December 31, 2016, amounted to $63.1 million as compared to $61.7 million recorded in the year ended December 31, 2015.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2016 amounted to $65.4 million as compared to $62.8 million recorded in the year ended December 31, 2015.

Nishiwaki Fab Restructuring and Impairment Cost (Income), Net. Nishiwaki Fab restructuring and impairment income, net for the year ended December 31, 2016 of $0.6 million is related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the year ended December 31, 2016 amounted to $175.2 million as compared to $81.9 million for the year ended December 31, 2015. The $93.3 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net of interest income for the year ended December 31, 2016 decreased to $11.9 million as compared to $13.2 million for the year ended December 31, 2015 mainly due to our increased level of cash, cash equivalents and deposits and our reduced level of bank loans.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2016 decreased to $12.5 million as compared to other financing expense, net of $109.9 million for the year ended December 31, 2015, mainly due to approximately $88 million of non-cash financing expense which were recorded in the year ended December 31, 2015 mainly following the accelerated accretion and amortization costs resulted from the conversion of Series F debentures into ordinary shares of the Company during the year ended December 31, 2015, in accordance with US GAAP ASC 470-20. For the year ended December 31, 2016 such costs were immaterial.

Gain from Acquisition, Net. The Company recorded a net gain from the acquisition of the San Antonio fabrication facility. In February 2016, Tower acquired a fabrication facility in San Antonio, Texas through an indirect wholly owned subsidiary of Tower, TowerJazz Texas, Inc. (“TJT”). The purchase price was $40 million, payable through the issuance of approximately 3.3 million ordinary shares of Tower, was $52.5 million lower than the fair value of the assets acquired, net of liabilities, thereby creating a gain from the acquisition. The net gain as presented in the statement of operations was $50.5 million after deduction of $2.0 million of acquisition related costs.

Other Income (Expense), Net. Other income, net for the year ended December 31, 2016 amounted to $9.3 million attributable mainly to a $6.0 million gain resulted from an earn-out mechanism related to the San Antonio fab acquisition transaction as described in Note 3B to our consolidated financial statements as of December 31, 2016 and $5.0 million gain from sales of machinery and equipment.

Income Tax Benefit (Expense). Income tax expense for the year ended December 31, 2016 amounted to $1.4 million as compared to $12.3 million income tax benefit in the year ended December 31, 2015. Income tax expense for the year ended December 31, 2016 resulted from the Company's subsidiaries’ profit before tax partially offset by income tax benefit of $6.5 million relating to completing the dissolution of TJP following the Nishiwaki Fab cessation of operations.

Income tax benefit for the year ended December 31, 2015 included mainly $11.2 million from the expiration of the statute of limitations of prior tax years and $6.4 million tax benefit due to reduced income tax rate in Japan, all of which were offset by tax expenses related to the Company's subsidiaries’ profit before tax.

Net Profit (Loss). Net profit for the year ended December 31, 2016 amounted to $203.9 million as compared to a net loss of $29.6 million for the year ended December 31, 2015. The increase in net profit in the amount of $233.6 million was mainly due to: (i) increase of $97.7 million in gross profit as a result of the increase in revenues as described above; (ii) decrease of $97.4 million in other financing expense net, mainly due to the non-cash accretion and amortization resulting from the accelerated conversion of Series F debentures in 2015 as detailed above; and (iii) $50.5 million net gain from the acquisition of the San Antonio facility as described above; all of which, were partially offset by higher tax expense of $13.7 million as detailed above.

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

Operating Profit (Loss). Operating profit for the year ended December 31, 2015 amounted to $81.9 million as compared to a loss of $103.6 million for the year ended December 31, 2014. This $185.5 million better operating profit resulted from the same reasons as the increase in gross profit and from the Nishiwaki fab restructuring costs and impairment in 2014 as described above.

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

Impact of Inflation and Currency Fluctuations.

We operate in three different regions: Japan, the United States and Israel. The functional currency of the entities operating in the United States and Israel is USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in NIS, USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities  is denominated mainly in NIS, USD, and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations in some of our entities.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2016, the USD depreciated against the NIS by 1.5%, as compared to the year ended December 31, 2015 in which the USD appreciated against the NIS by 0.3%.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a material portion of this currency exposure, to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS as far as it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate the net exposure to the USD / JPY exchange rate over the net profit margins, we have  entered into cylinder hedging transactions which contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2016, the USD depreciated against the JPY by 2.8%, compared to the year ended December 31, 2015, in which the USD appreciated against the JPY by 0.8%. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (CTA) as part of Other Comprehensive Income (OCI).

B.     LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, we had an aggregate amount of $389.4 million in cash, cash equivalents and short term deposits, as compared to $205.6 million as of December 31, 2015. The main cash activities during the year ended December 31, 2016 included:  $327.5 million cash generated from operating activities; $169.1 million net proceeds received from issuance of non-convertible Series G debentures and from other debt; $38.8 million net proceeds received from exercise of warrants and options; $217.5 million invested in property and equipment and of $7.9 million proceeds received from sales of equipment; $132.0 million debt repaid (including the early repayment of the Israeli banks’ loans of approximately $78.1 million); $2.6 million dividend paid to Panasonic by TPSCo; $13.0 million invested in long-term deposit and other investments; and $5.6 million was the effect of JPY foreign exchange rate change (which has been mostly offset by a similar impact on the Japanese loans’ balance).

As of December 31, 2016, outstanding principal amount of bank loans was $166.4 million, of which $31.9 million was presented as short term. As of such date, we had an aggregate principal amount of $186.2 million in debentures on our balance sheet, of which $6.2 million were presented as short-term. As of December 31, 2016, we presented a carrying amount of $165.0 of bank loans and $169.2 million of debentures in our balance sheets.

Recent Financing Transactions

Tower Debentures Series G

In June 2016, Tower raised approximately $115 million through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”) payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying annual interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The Series G Debentures aggregate principal amount is NIS 468 million as of December 31, 2016. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap, see Note 14D in our consolidated financial statements for the year ended December 31, 2016. The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2016, Tower was in compliance with the financial covenants thereunder.

Tower Banks’ Facility Agreement

In June 2016, following the issuance of the Series G Debentures as detailed above, Tower prepaid all of the then outstanding loans in the amount of approximately $78 million under the facility agreement with the two largest Israeli banks, Bank Leumi and Bank Ha’poalim, thereby releasing Tower from the extensive contractual restrictions and covenants under the facility agreement with the banks, as well as all fixed and floating liens that were charged on Tower’s assets (present and future) in favor of said banks.

Tower Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term convertible debentures in the aggregate principal amount of approximately $231 million, repayable in two equal installments in December 2015 and December 2016, unless converted earlier to shares.

During 2016, 2015 and 2014, a total of approximately $1 million, $196 million and $34 million of the debentures was converted into ordinary shares, and approximately $0 million, $88 million and $39 million were recorded, respectively, as accretion and amortization costs included in other financing expenses, net, which are associated with a contingent beneficial conversion feature ("BCF") existed at the commitment date of the debentures, in accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios”. The   outstanding principal amount of Series F Debentures amounted to approximately $0.2 million and $0.9 million as of December 31, 2016 and 2015, respectively. The Series F Debentures were fully redeemed in January 2017.

Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70 million, maturing in December 2018 (the “Jazz Credit Line Agreement”).  Loans under the Jazz Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum and starting February 2016, interest is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0%  per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by the assets of Jazz and its subsidiaries. The Jazz Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default occurs, Wells Fargo may declare due immediately all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Jazz Credit Line Agreement would result in an increase in the interest rate on any amounts outstanding. Jazz’s debt and obligations, including its obligations pursuant to the Jazz Credit Line Agreement, are not guaranteed by Tower or any of its affiliates.

As of December 31, 2016, borrowing availability under the Jazz Credit Line Agreement was approximately $62 million, of which approximately $1 million was utilized through letters of credit.

As of December 31, 2015, borrowing availability under the Jazz Credit Line Agreement, was approximately $49 million of which approximately $20 million has been utilized as of such date (including $19 million through loans and approximately $1 million through letters of credit).   As of December 31, 2015, outstanding principal amount of loans drawn under the Jazz Credit Line Agreement was approximately $19 million. No such loan amounts were outstanding as of December 31, 2016.

As of December 31, 2016, Jazz was in compliance with the financial covenants thereunder.

Notes Issued by Jazz in 2014

In March 2014, Jazz, together with certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain holders of Jazz notes issued in 2010 (the “2010 Notes” and “2014 Participating Holders”, respectively) according to which Jazz issued un-secured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45 million in aggregate principal amount of the 2010 Notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers agreed to purchase $10 million in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled at Jazz discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see above) to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt of Jazz. The 2014 Notes are not guaranteed by Tower.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

As of December 31, 2016 and 2015, approximately $58 million principal amount of 2014 Notes was outstanding. As of December 31, 2016, Jazz was in compliance with the financial covenants thereunder.

Long Term Loan Agreement from Japanese Institutions

 In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd (BOT), under which it has borrowed approximately 8.8 billion JPY (outstanding principal amount was approximately $53 million and $73 million as of December 31, 2016 and 2015, respectively).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount payable between 2016 and 2019 (the “Term Loan”). The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule. TPSCo’s obligations pursuant to the Term Loan are not guaranteed by Tower or any of its affiliates.

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset based loan (“ABL”) agreement, according to which, TPSCo entered into a five year term loan agreement with JP Banks under which TPSCo borrowed an amount of 8.5 billion JPY outstanding principal amount was approximately $73 million and $71 million as of December 31, 2016 and 2015, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount payable between 2017 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities in Japan.

The ABL agreement also contains certain financial ratios and covenants, as well as definitions of event of defaults and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TPSCo was in compliance with the financial covenants thereunder.

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40 million. The loan carries annual interest of LIBOR+2.0% and is repayable in seven semi-annual installments between 2019 and 2022. The loan is secured mainly by a lien over TJT’s fabrication machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TPSCo was in compliance with the financial covenants thereunder.

Acquisition of a Manufacturing Facility in the U.S.

In February 2016, Tower completed the acquisition of a fabrication facility in San Antonio, Texas from Maxim. The acquisition was done through a new indirectly wholly owned subsidiary of Tower, TJT.  The purchase price was $40 million payable through the issuance of approximately 3.3 million ordinary shares of Tower.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, pursuant to which Maxim is committed to buy products from TJT in quantities that will facilitate a gradual ramp of third-party products by TJT. For further details regarding the acquisition and the purchase price allocation, see Note 3B to our consolidated financial statements for the year ended December 31, 2016.

Tower Israeli Shelf Prospectus

In May 2016, Tower published an Israeli shelf prospectus pursuant to which Tower may, for a period of two years, issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, subject to the terms set out in the shelf prospectus. Under said shelf prospectus, Tower issued Series G Debentures in June 2016 . For additional information regarding the Series G Debentures see Item "5B. Liquidity and Capital Resources – Debentures Series G."

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2016, 2015 and 2014 were $63.1 million, $61.7million and $51.8 million net of government participation of $0.5 million, $0.6 million and $0.6 million respectively.

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

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art digital fabs are currently supporting process geometries of 14-28 nanometers and even below with 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to manufacturing these larger geometry products, which may result in reduced profitability for the associated manufacturers. However, our strategy to focus on specialty analog technologies within the nodes we offer, along with our deep applications knowledge and customer technical support, enable us to achieve higher product selling prices as compared to manufacturers of “commoditized” standard products. The Company currently offers process geometries of (i) 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers; (ii) 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers; and (iii) 65 nanometer and 45 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies and Intellectual Property (IP) to address the key product and system requirements of our customers, thus enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies offer a strong, compelling value proposition to our customers. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, and industrial markets. For example, we believe that our specialty SOI and SiGe process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our Power Management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. TowerJazz specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products  for operation  in visible, infra-red ,ultra-violet and X-ray spectral ranges,  develop both ultra small-size cameras and imagers occupying the whole surface of a 200mm wafer. Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, expanding our customer base, and grow our business at existing customers.

During recent years, we have accelerated our plans to expand manufacturing capacity. We have significantly increased capacity in Fab 1, Fab 2, Fab 3, and in Tonami CD Japan (for more details see “Our Operations in Japan”). In February 2016 we completed the acquisition of Maxim Integrated's San Antonio, Texas wafer fab plant to help us meet our customers’ demand. We are focused on a achieving successful integration of all our fabs globally and increasing the utilization of the acquired fabs, by attracting new customers and opportunities.

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

F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilities (mainly trade accounts payable) (1)	163,423	163,423	--	--	--	--	--
Loans (2)	187,105	45,948	51,225	44,984	33,230	11,718	--
Debentures (3)	214,212	16,790	66,367	3,396	37,687	36,716	53,256
Operating leases	45,353	17,106	16,654	6,256	2,430	2,430	477
Equipment purchase agreements (4)	19,424	19,424	--	--	--	--	--
Other long-term liabilities	13,406	743	845	925	1,009	1,066	8,818
Other Purchase obligations	16,931	11,544	3,074	2,313	--	--	--
Total contractual obligations	659,854	274,978	138,165	57,874	74,356	51,930	62,551

(1)	Short-term liabilities include primarily our trade accounts payable for equipment, goods and services as well as payroll related commitments.
(2)	Loans include principal and interest payments in accordance with the terms of the loans agreements.
(3)	Debentures include total amount of principal and interest payments.
(4)	Equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

In addition to these contractual obligations, we have committed approximately $1 million in standby letters of credit and guarantees.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2016, amounted to approximately $68.0 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart. The table above reflects our commitments and contingencies which are known to us as of December 31, 2016. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof and actual payments may vary significantly from those presented above.

ITEM 6 .          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2017:
Officer	Senior Managements’ Name	Age	Title
A	Russell C. Ellwanger	62
Chief Executive Officer and Director of Tower,  and  Chairman of the Board of Directors of its subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.

B	Oren Shirazi	47	Chief Financial Officer, Senior Vice President of Finance
C	Dr. Itzhak Edrei	57	President
D	Rafi Mor	53	Chief Operating Officer
E	Nati Somekh	42	Senior Vice President, Chief Legal Officer and Corporate Secretary
F	Yossi Netzer	53	Senior Vice President of Corporate Planning
G	Dalit Dahan	48	Senior Vice President of Human Resources and IT
H	Ilan Rabinovich	60	Senior Vice President of Quality and Reliability
I	Dr. Marco Racanelli	50	Newport Beach Site Manager and Senior Vice President and General Manager of RF/High Performance Analog Business Group, General Manager of US Aerospace & Defense Business Unit
J	Guy Eristoff	54	Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo)
K	Gary Saunders	56	General Manager of Tower Semiconductor USA (TSU) and Senior Vice President of Sales
L	Dr. Avi Strum	55	Senior Vice President and General Manager of the CMOS Image Sensor Business Unit
M	Zmira Shternfeld-Lavie	51	Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D

	Directors’ Name*	Age	Title
N	Amir Elstein	61	Chairman of the Board
O	Kalman Kaufman	71	Director
P	Alex Kornhauser	70	Director
Q	Dana Gross	49	Director
R	Ilan Flato	60	Director
S	Rami Guzman	78	Director
T	Yoav Z. Chelouche	63	Director
U	Rony Ross	67	Director
V	Iris Avner	52	Director

(*)Russell Ellwanger also serves as a director and his information is included under Senior Management above.  All of the directors other than Mr. Ellwanger meet the requirements for independent directors under SEC rules and the Nasdaq Marketplace Rules.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Oren Shirazi has served as our Chief Financial Officer and Senior VP Finance since November 2004.  Mr. Shirazi serves as a board member of Jazz Semiconductor, Inc.  Mr. Shirazi joined us in October 1998, serving initially as vice controller and then as controller commencing in July 2000.  Prior to joining us, Mr. Shirazi was employed as an audit manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel).  Mr. Shirazi is a Certified Public Accountant in Israel (CPA).  He has an MBA from the Graduate School of Business of Haifa University with honors and a B.A. in economics and accounting from the Haifa University.

Dr. Itzhak Edrei has served as our President since November 2011.  Prior thereto, Dr. Edrei served as Executive Vice President of Business Groups commencing in September 2008 and as Senior Vice President of Product Lines and Sales commencing in August 2005. Dr. Edrei serves as a board member of Jazz Semiconductor, Inc. and TowerJazz Panasonic Semiconductor Co., Ltd.  From August 2001 to August 2005, Dr. Edrei served as Vice President of Research and Development, having served as Director of Research and Development since 1996.  From 1994 to 1996, Dr. Edrei served as our Device and Yield Department Manager.  Prior to joining Tower, Dr. Edrei was employed by National Semiconductor as Device Section Head.  Dr. Edrei earned his Ph.D. in physics from Bar Ilan University and his post-doctorate from Rutgers University.

Rafi Mor was appointed as Chief Operating Officer of TowerJazz in August 2014.  Mr. Mor serves as a board member of Jazz Semiconductor, Inc., Jazz US Holdings, TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Ltd. Previously, Mr. Mor served as Chief Executive Officer of TowerJazz Japan from  October 2011, after serving as Senior Vice President and General Manager of Jazz Semiconductor, Inc. since September 2008. In October 2010, Rafi was nominated to be the manager of our Newport Beach Fab, in addition to his GM role. Previously, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development since April 2007, after serving as Vice President and Fab 2 Manager since August 2005, and as Fab 1 Manager since March 2003.  From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities.  Mr. Mor holds an M.A. and B.A. in chemical engineering from Ben Gurion University.

Dalit Dahan serves as Senior Vice President of Human Resources and IT after being appointed IT Manager in January 2008.  Prior thereto, Ms. Dahan served as Vice President of Human Resources commencing in April 2004.  Ms. Dahan joined us in November 1993 and served as Personnel Manager commencing in April 2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department.  Prior to joining us, Ms. Dahan served as Manager of the North Branch of O.R.S - Manpower Company for three years.  Ms. Dahan holds a B.A. in social science from Haifa University and an MBA from the University of Derby.

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

Ilan Rabinovich was appointed Senior Vice President of Quality and Reliability in January 2015. Previously, Mr. Rabinovich served as Vice President, Customer Support and General Manager, CMOS Business Unit from December 2009. Prior to joining TowerJazz, from 2005 to 2009, Mr. Rabinovich served as Vice President of Operations, Opto Fab, Vishay Ltd. (formerly CyOptics Ltd.), a subsidiary of Vishay Intertechnology.  From 2000 to 2005, Mr. Rabinovich served as President and Vice President of Product Development at CyOptics Ltd. From 1995-2000, Mr. Rabinovich worked as a Process Engineering Manager and Director of Engineering for Tower Semiconductor Ltd. From 1983 to 1995, Mr. Rabinovich held various engineering and management positions in National Semiconductor Company and in Tower Semiconductor, Israel. Mr. Rabinovich holds an M.Sc. in Physics from Tel Aviv University and a B.Sc. in Physics and Mathematics from Hebrew University, Jerusalem.

Dr. Marco Racanelli was appointed Newport Beach Site Manager in April 2014 and has also served as Senior Vice President since June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group since September 2008. Previously, he served as General Manager, Power Business Group from June 2012 until March 2016 and Vice President of Technology & Engineering, Aerospace & Defense General Manager for Jazz Semiconductor. Prior to Jazz, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor since 1996 in the area of technology development where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology, and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli received a Ph.D. and a M.S. in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. in Electrical Engineering from Lehigh University. He holds over 35 U.S. patents.

Guy Eristoff was appointed Chief Executive Officer of TowerJazz Panasonic Semiconductor Company Ltd. (TPSCo) at the time of its foundation in April 2014. Previously, he served as Vice President, Global Operational Excellence at Tower Semiconductor Ltd. Prior to this, he served in various positions in the semiconductor industry such as Director of 200mm Fabs Core Engineering at Global-Foundries (Technology Development, Marketing, Industrial Engineering & Central Engineering) for the 200mm Business Unit, (5 fabs), General Manager, Singapore and Asia Region at Intevac, Thin Films Section Manager, Thin Films Module Manager and Process Integration Deputy Director at Chartered Semiconductor and Process/Hardware Engineer and Field Service Manager at Applied Materials. Mr. Eristoff received his B.S. degree in Physics from Rensselaer Polytechnic Institute, (RPI) Troy New York.

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

Zmira Shternfeld-Lavie serves as our Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D. Ms. Lavie has over 25 years’ experience with silicon processing technologies, fabrication management and research and development. She joined the R&D Group as Thin Film Section Manager when it was established in 1996. In her current position, she is also leading the R&D Process Group, MEMS and manages the process transfer activity. Previously, Ms. Lavie served at National Semiconductor as Thin Film Process Engineer. She has expertise in thin films metallization and process integration and has several patents within this area. Ms. Lavie received a B.Sc. in Chemical Engineering from the Technion - Israel Institute of Technology.

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein served as a Director of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Kalman Kaufman has served as an independent director since 2005 and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman thereof from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, serves as a director in Optimal Test and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as an external director until November 2016, when  when the Company availed itself of the exemption provided under the Amendment to the Relief Regulations following which he continues to serve as a director.  Mr. Kornhauser has served as a member of the Audit Committee since August 2008 and as chairman of the Audit Committee since January 2011.  Mr. Kornhauser has served as a member of the Compensation Committee since June 2009.  Mr. Kornhauser served as Senior VP, General Manager of Global Operations at Numonyx Corporation from March 2008 to August 2010. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007, he served as Intel Israel Site GM, from January 2006 until March 2008, he served as VP of the Flash Memory Group, from December 2004 to December 2005, Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004, he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000, he served as F18 General Manager. Mr. Kornhauser holds a B.S. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as a director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an external director until November 2016, when to the Company availed itself of the exemption provided under the Amendment to the Relief Regulations following which he continues to serve as a director.  Mr. Flato has served as a member of the Audit Committee since April 2009. Since 2012, Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  Since 2009, Mr.  Flato has served as director in two Provident Funds and also as Chairman of the Business Executive of Kibbutz Kfar Blum.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an M.A. in law from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies.  Mr. Guzman also serves since 2005 as a director in various entities, including Bank Leumi.  Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Z. Chelouche has served as a director since April 2016.  Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, he was co-chairman of Israel Advanced Technology Industries.  He currently serves on the Board of Directors of Checkpoint Software Technologies (NASDAQ:CHKP) and the Tel-Aviv Stock Exchange (TASE). He is currently a board member of Aviv’s portfolio companies: MGVS, Briefcam, ScaleMP  and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. He holds a B.A. in economics and statistics from Tel-Aviv University and an MBA from INSEAD, Fontainebleau, France.

Rony Ross has served as a director since May 2016.  Ms. Ross has served as chairperson of Panorama Software since 2003, after having served as chief executive officer of Panorama Software Systems from 1993 until 2003.  From 1988 until 1993, Ms. Ross served as VP of Development of Metalsoft, Inc. and later as chief executive officer of Metalsoft Israel, Ltd.  From 1983 to 1986, she served as business development manager of Contahal Ltd. and from 1980 until 1983, she served as computer systems and information technology manager in Kitan Ltd.  Ms. Ross previously served on several boards and board committees, including Israel Railways freight subsidiary Isorad, Ltd., Radcom, Fundtech and Clal Electronics Industries.  Ms. Ross holds a B.S. in mathematics from Tel-Aviv University, an M.Sc. in computer science from the Weitzman Institute, and an MBA from Tel-Aviv University.

Iris Avner has served as an external  director until November 2016, when the Company availed itself of the exemption provided under the Amendment to the Relief Regulations following which she continues to serve as a director.  Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, she served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, she served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.   She previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. in accounting and economics from Hebrew University and an MBA from Tel-Aviv University.

B.     COMPENSATION

For the year ended December 31, 2016, we paid to all our directors and senior management described in Item 6A. above, as a group, an aggregate of $8.3 million, in salaries, fees, payments upon termination and bonuses.  The total employer cost for personal vehicle, relocation expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits for such persons was approximately $2.1 million in the year ended December 31, 2016. On June 30, 2016, our shareholders approved certain amendments to the employment agreement of our CEO, including an increase to our CEO’s base salary to $725,000 per annum (in addition to expenses and relocation related expenses reimbursement, equity grants and other compensation components to which he was entitled before).

As required by the Israeli Companies Law, during 2013, Tower adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits. This compensation policy was created by the Compensation Committee, recommended for approval by the Board of Directors, which approved it and then approved by the shareholders’ meeting in September 2013. The Israeli Companies Law requires that every compensation policy be reviewed, assessed and approved at least every three years. Accordingly, the compensation policy was reviewed and assessed by the Compensation Committee, which proposed and approved a few amendments thereto and recommended to the Board of Directors to approve it.  Thereafter, in June 2016, the amended compensation policy was approved by the shareholders.  Since the adoption of the compensation policy in 2013, as later revised in 2016, the terms of compensation of the Company's officers and directors are based on this policy. Our compensation policy is performance based and is designed to align our officers’ and directors' interests with those of the Company and its shareholders in order to enhance shareholder value. Its structure allows Tower to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as achieving a positive impact on Company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

In December 2012, Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. Amendment 20 requires, among other provisions, that the board of directors of Israeli publicly traded companies appoint a Compensation Committee comprised of at least three members, , that all external directors be members of the Compensation Committee (unless the company follows the Amendment to the Relief Regulations as detailed below, in which case the board independence and composition requirements set forth by the SEC and in the Nasdaq Listing Rules shall apply, as further detailed below),that the following persons cannot be members of the Compensation Committee: (i) the chairman of the board of directors, (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control, (iii) any director who derives his salary primarily from a controlling shareholder, (iv) a controlling shareholder, or (v) any relative of a controlling shareholder, and that the chairman of the Compensation Committee be an external director. Pursuant to Amendment 27 to the Companies Law, effective as of April 3, 2016 ("Amendment 27"), the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

Under the SEC and Nasdaq Listing Rules, a company must have, and certify that it has and will continue to have, a compensation committee of at least two members. Each committee member must be an independent director as detailed below. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In addition, when considering the sources of a director's compensation for the purpose of his independence, the board should consider whether the director receives compensation from any person or entity that would impair the director's ability to make independent judgments about the company's (or any parent or subsidiary of the company) executive compensation. Similarly, when considering any affiliate relationship a director has with the company, a subsidiary of the company, or an affiliate of a subsidiary of the company, in determining independence for purposes of compensation committee service, the board should consider whether the affiliate relationship places the director under the direct or indirect control of the company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director's ability to make independent judgments about the company's executive compensation. The responsibilities of the Compensation Committee include the following:

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

Our Board of Directors appointed Mr. Ilan Flato, Mr. Alex Kornhauser, Ms. Dana Gross and Iris Avner as members of the Compensation Committee, and Mr. Ilan Flato as chairman of the Compensation Committee. The Compensation Committee has been charged by the board of directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law.  The board of directors also delegated to the Compensation Committee the review and approval of options and RSU grants to non-officer employees.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components; this limitation does not apply to office holders who qualify as such by virtue of being directly subordinated to the CEO); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are non-controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

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

All compensation arrangements of office holders are required to be approved in the manner prescribed by applicable law (including shareholder approval in certain cases – see Item 10 Additional Information - "The Companies Law"). In accordance with our compensation policy, office holders, including independent directors, may waive their entitlement to their compensation, subject to applicable law.

Specified below is the individual data outlining the actual compensation granted to our five most highly compensated officers and/ or directors with respect to the year ended December 31, 2016 (collectively referred to herein as the “Covered Officers”). The Covered Officers, consist of A, C, B, I and D who were granted total compensation (in cash and/or in equity values, including employer’s cost of all social benefits and relocation expenses) with respect to the year ended December 31, 2016 in the total amount of approximately $7.8 million.

The base salary varies between the different officers and directors, and is individually determined according to the past performance, educational background, place of residence, professional experience, qualifications, specializations, role, business responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the compensation policy, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Base salary (gross) granted by the Company to the Covered Officers A, C, B, I and D with respect to the year ended December 31, 2016, amounted to $0.73 million, $0.35 million, $0.29 million, $0.33 million and $0.24 million, respectively. Officers and directors are entitled to social and other benefits as per applicable law and based on the practice of peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, global market and local market practice and applicable law. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company. The cost to the Company of such social and other benefits granted to the Covered Officers A, C, B, I and D with respect to the year ended December 31, 2016, amounted to $0.19 million, $0.19 million, $0.16 million, $0.09 million, and $0.14 million, respectively. In addition, when relevant, and subject to approval of the Compensation Committee, the Board of Directors and the Company's shareholders as may be required under applicable law, Covered Officer A is entitled to relocation related and reimbursement expenses and/or other benefits, including housing costs, family flights, children’s tuition and other costs.   Such relocation related and reimbursement expenses granted to the Covered Officers A, C, B, I and D with respect to the year ended December 31, 2016, amounted to $0.28 million to Covered Officer A and $0 to the other Covered Officers.

For purposes of attracting high quality personnel, we may offer an officer or director a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the officer's or director's  annual base salary. No such payment or accrual was made or earned in 2016.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The compensation policy sets forth a pre-defined mechanism which includes multiple sections with a range of weight (in percentage terms) of each group of component measures, which shall consist of bonus criteria based on measurable components and the weight (in percentage terms) of each measure as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded.  Office holders may also receive a special bonus for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan up to 4 monthly base salaries. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and will be granted only in situations where it is warranted as described below. The cash bonus gross amounts granted by the Company to the Covered Officers A, C, B, I and D during the year ended December 31, 2016, amounted to $1.52 million, $0.56 million, $0.46 million, $0.20 million and $0.32 million, respectively.

The equity based compensation offered by us is intended to be in a form of restricted stock units (“RSUs”) and/or other equity forms, such as options, in accordance with our equity based compensation policies and programs in place from time to time and in accordance with the compensation policy.  The equity based compensation, shall be granted as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, professional experience, qualifications, specializations, role, personal responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith, and subject to legal limitations. As a general policy, options for our officers and directors shall gradually vest per passage of time over a period of one to 3 years (or more) and the RSUs shall be subject to time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.  We will calculate the fair market value of the equity based compensation for the officers and directors, at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model, when such award is approved by the Compensation Committee, Board of Directors and shareholders, as applicable, and will amortize such value over the applicable vesting schedule. The aggregate three year value of such calculated fair market value shall not exceed, (i) for an officer (not a director) three annual base salaries of such office holder, and; (ii) for a director $180,000 per 3 years, subject to applicable law and regulations.  The equity’s exercise price and expiration date shall be as set forth in Section 14 of the compensation policy. The exercise price of options granted to the office holders shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The equity granted may contain a mandatory exercise provision for vested equity which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  The expiration date of equity shall be seven years from date of grant. Total value of equity based compensation granted to the Covered Officers A, C, B, I and D during the year ended December 31, 2016 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2016 with respect to all granted equity vehicles to said Covered Officers), amounted to $0.98 million, $0.22 million, $0.17 million, $0.26 million and $0.14 million, respectively.

We may provide certain officers (not including directors) with a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which they may be entitled to all of the compensation elements, and to the continuation of vesting of their equity based compensation.  Officers (not including directors) shall provide us with prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, such officers may be requested to remain on our payroll and provide services to us.  During this period, such officers shall be paid their base salary and benefits and may be entitled to a partial or full annual bonus, based on their actual period of service or employment within this period, and based on the Company's performance during the period, the contribution of such officer to achieving our targets and profits and the circumstances of the termination.  Upon resignation, such officers who are Israeli employees may receive severance pay according to Israeli law. All other employees shall receive severance pay according to the applicable local laws.   Upon dismissal, officers who are Israeli employees may receive under the compensation policy severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us, subject to approvals as may be required. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to such officers for the aforementioned severance compensation shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to such officer in accordance with the local labor law. No such payment was made or earned in 2016.

Under the compensation policy, the Company may grant its officers (not including directors) a change of control bonus, subject to receipt of applicable corporate approvals as required by law. The change of control bonus would allow for a bonus in connection with a corporate transaction involving a change of control and subject to the termination of such officer upon the change of control. The change of control bonus may be in an amount of up to one annual base salary and acceleration of all unvested equity for exercise for the Company's chief executive officer and in an amount of up to nine (9) months' base salary and acceleration of all unvested equity for exercise for the other officers (excluding directors).  No such payment or accrual was made or earned in 2016.

In connection with a corporate transaction involving a change of control, the chairman of the board and other directors may be entitled to acceleration of all unvested equity for exercise.

In accordance with the compensation policy, the CEO is eligible for a termination grant upon termination of his employment.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment, his service and employment conditions in the course of said period, our performance during the period, his contribution to the achievement of our targets and profits and the circumstances surrounding the termination of employment. No such payment or accrual was made or earned in 2016.

On June 30, 2016, in addition to the change in base pay described above, our shareholders approved certain amendments to the employment agreement of our CEO, including an equity grant in a value of $1.18 million, which is comprised of 70% options and 30% time vested RSUs, both vesting over a three-year period; and performance-based RSUs in a value of $180,000 that will be earned by the CEO only in the event a financial corporate performance metric is attained. The performance metric was set at actual net profit for 2016, exceeding the net profit amount under the Company’s board approved annual operating plan for 2016 (“AOP”).  Actual net profit for 2016 was $204M, exceeding net profit under the AOP, therefore said performance RSUs were fully earned  For further details, see Tower’s proxy statement to its shareholders filed with the SEC on Form 6-K on May 25, 2016.

The chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis (together with reimbursement of expenses) in accordance with our Compensation Policy.  The members of Tower's board may be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Directors shall be entitled to:

•	An annual fee which shall be capped at up to $60,000.

•	Per meeting fee shall be capped at up to $2,000.

•	Reasonable travel expenses.

Equity Incentive Plans

As set forth in the Company’s approved compensation policy, in 2013, the Company adopted a share incentive plan to directors, officers, employees and its subsidiaries’ employees (the "2013 Plan"). Options to be granted under this plan will bear an exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date. Under the 2013 Plan, employees shall not be liable to pay the nominal price of the shares underlying the RSUs.  In addition, the maximum number of equity grants under said Plan shall be equal to an amount of shares that shall not exceed 10% of the fully diluted share count of the Company as calculated at the time of grant (which fully diluted share count will be calculated pro-forma to include the proposed grants) minus the amount of shares to be issued under the outstanding equity grants at the time of the grant.

As of December 31, 2016, approximately 1.4 million options and RSUs were outstanding under the 2013 Plan to our directors and senior management, of which approximately 0.3 million were outstanding to our CEO and approximately 0.6 million were outstanding to our Chairman.  Further grants may be approved in accordance with a decision of the Compensation Committee, Board of Directors of the Company and/or shareholders, as applicable.

The abovementioned 0.6 million options and RSUs to our chairman of the board of directors under the 2013 Plan were approved by our shareholders in accordance with the Company’s approved compensation policy. The options and RSUs have a three year vesting schedule and are not exercisable beyond seven years from the grant date.

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

In June 2016, we granted the following equity awards to the CEO and directors under the 2013 Plan: (i) 197,890 options, 31,053 time vested RSUs and 15,790 performance-based RSUs to the CEO, for a total compensation value of approximately $1.4 million; (ii) 25,168 time vested RSUs to the chairman of the board of directors for a total compensation value of approximately $0.3 million; and (iii) 10,000 options to a new director (who was elected for service as an external director, prior to our decision to follow the exemption provided under the Amendment to the Relief Regulations)  and 3,334 time vested RSUs to each of two new other directors, for a total compensation value of approximately $0.1 million. These grants were approved by the shareholders on June 30, 2016. In addition, in 2016, the Company granted  0.1 million RSUs to some of its senior management under the 2013 Plan, vesting over a one-year period.

For further information concerning our employee equity plans and outstanding employee equity, see Note 17B to the consolidated financial statements for the year ended December 31, 2016 included in this report.

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

The Israeli Companies Law – 1999 (the “Companies Law”) requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors, unless certain conditions are met by the company pursuant to a recently enacted amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the "Relief Regulations" and the "Amendment to the Relief Regulations", respectively).  Pursuant to the Amendment to the Relief Regulations, a company may choose not to appoint external directors if it meets all of the following conditions:

•
The company's shares are listed on a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the New York Stock Exchange (NYSE); NASDAQ Global Select Market; and NASDAQ Global Market;

•	The Company does not have a controlling shareholder; and

•
The Company complies with the requirements of the foreign securities laws and stock exchange regulations relating to appointment of independent directors and composition of audit and compensation committees as applicable to companies which are incorporated under the laws of such foreign countries.

Pursuant to the Amendment to the Relief Regulations, Israeli companies which meet the above conditions may choose to opt to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of audit and compensation committees applicable to U.S. domestic issuers (which with respect to the Company are the Nasdaq Listing Rules and the rules set forth in the Exchange Act of 1934 (the "Exchange Act"), as further detailed below) instead of complying with the Israeli Companies Law provisions relating to external directors. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and the composition of the audit and compensation committees as set forth above, may continue to serve out his term as a director on the company's board of directors until the earlier of (i) the end of his three year term, or (ii) the second annual general meeting following the company's decision to comply with the said applicable foreign exchange rules, without any further action on the part of the Company or its shareholders. Such director may be elected to the board of directors by the Company's shareholders, but he/she would now be elected as a regular director (not an external director) and his/her election would be no different than the election of any other director.

 In September 2016, the Company's board of directors determined that the Company meets the requirements set forth in the Amendment to the Relief Regulations for being exempt from the requirement to appoint at least two external directors and from the requirements relating to the composition of the audit committee and compensation committees set forth in the Companies Law, and that commencing on November 1, 2016, the Company shall follow the exemption provided under the Amendment to the Relief Regulation, such that following such date, the Company shall ensure compliance with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic US issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company's board of directors determines otherwise. Under the Nasdaq Listing Rules, a majority of the board of directors must be comprised of independent directors. An independent director is a person other than an Executive Officer (the company's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company, and  officers of the company's parents or subsidiaries (if they perform policy-making functions for the company)) or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Family Member is defined as a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. Under the Nasdaq Listing Rules, the following persons shall not be considered independent: (i) a director who is, or at any time during the past three years was, employed by the company; (ii) a director who accepted or who has a Family Member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence (with the exception of certain types of compensation and benefits); (iii) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer; (iv) a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an Executive Officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more (with certain exceptions); (v) a director of the company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the company serve on the compensation committee of such other entity; or (vi) a director who is, or has a Family Member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years. Under the Nasdaq Listing Rules, the board of directors has a responsibility to make an affirmative determination that no such relationships exist with respect to independent directors.

Mr. Ilan Flato, Mr. Alex Kornhauser  and Ms. Iris Avner, the Company's external directors prior to the determination to follow the relief provided under the Amendment to the Relief Regulations, will continue serving as directors.

Following the Company's determination to follow the relief provided under the Amendment to the Relief Regulations, our directors who were elected as external directors will continue to receive the compensation paid to them in their position as external directors.

The Companies Law requires public companies to appoint an audit committee. Mr. Ilan Flato, Mr. Alex Kornhauser, Mr. Rami Guzman, Mrs. Iris Avner and Mr. Kalman Kaufman serve on Tower's audit committee, and Mr. Alex Kornhauser serves as the Audit Committee chairman. Under the Israeli Companies Law, the responsibilities of the audit committee include reviewing the company’s financial statements, monitoring the company’s independent auditors, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction) and approving such interested party transactions, where the approval of the audit committee is required, assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role, and reviewing the work plan and the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.  Pursuant to Amendment 22, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.  An audit committee of an Israeli public company which does not follow the Amendment to the Relief Regulations must consist of at least three directors, and a majority of the members of the audit committee must be independent directors. The Companies Law defines independent directors as directors who: (1) (1) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration), and (2) were classified as such by the company.  The chairman of the board of directors, any director employed by or otherwise providing services to a controlling shareholder or any corporation controlled by such controlling shareholder, any director who derives his salary primarily from the controlling shareholder, and a controlling shareholder or its relative, may not be a member of the audit committee.

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

Following the Company's determination to follow the relief provided under the Amendment to the Relief Regulations, the composition of our audit committee, including the person authorized to chair the committee, is governed by the rules set forth in the Nasdaq Listing Rules and the Exchange Act.

Under the Nasdaq Listing Rules each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must: (i) be an independent director as detailed above; (ii) meet the requirements for independence set forth in the Exchange Act (subject to certain exceptions for exceptional and limited circumstances applicable to the independence criteria); (iii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. The independence criteria set forth in the Exchange Act require that: (a) each member of the audit committee be a member of the board of directors; and (b) each member of the audit committee be independent. In order to be considered to be independent under the Exchange Act, each member of the audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (A) accept directly or indirectly any consulting, advisory, or other compensatory fee from the company or any subsidiary thereof, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company (provided that such compensation is not contingent in any way on continued service); or (B) be an affiliated person of the company or any subsidiary thereof. Additionally, under the Nasdaq Listing Rules, the company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

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

D.     EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2016	2015	2014
Process and product engineering, R&D and design	1,015	948	931
Manufacturing and operations	3,895	3,118	2,654
Manufacturing support	370	317	343
Sales and marketing, finance & administration	272	250	225

Total	5,552	4,633	4,153

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

Under the special collective bargaining agreement to which we are party in regard to our Israeli employees, we are required to contribute funds to an employee’s “Manager’s Insurance” fund and/or pension fund.  Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment.  To the Manager’s Insurance fund or pension fund,  Tower employee contributes an amount equal to between 6% to 7% of his or her wages and Tower contributes an additional 14.83% to 16.3% of his or her wages.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, Section 14 to the Israeli Severance Pay Law, 5723-1963,applies to Tower, according to which the employer's contribution to severance pay shall replace payment of severance pay upon termination of employment.  Therefore, we are exempt from such severance pay upon termination as long as, and for the period during which, we contribute on a monthly basis the above mentioned benefits to such employee’s pension fund and/or Manager’s Insurance.

A portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement.  Jazz maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition, the bargaining agreement includes a post retirement medical plan to certain employees. For certain eligible bargaining unit employees who terminate employment, Jazz provides a lump-sum benefit payment.

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

E.      SHARE OWNERSHIP

As of March 31, 2017, our directors and senior managers held options and RSUs to purchase an aggregate of 1.2 million of our ordinary shares. The options have an average exercise price of $10.4 per share and the options expire between 2018 and 2023. No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

As of March 31, 2017, approximately 95.6 million ordinary shares were issued and outstanding.  The following set forth information as recently released by our major shareholders through form 13G during February 2017, unless otherwise noted below, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and ownership on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)

Senvest Management, LLC (3)	7.90%	7.04%

(1)
Assumes the holder’s beneficial ownership of all Tower ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase ordinary shares, have been exercised by all holders.

(3)	Based on schedule 13G filed by Senvest Management on February 2017, it holds approximately 7.6 million shares as of December 31, 2016.

Tower's major shareholders do not have different voting rights from their shares holding percentage.

 As of March 31, 2017 there were a total of 14 holders of record of our ordinary shares, of which 8 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 66.4% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 66.4% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.     RELATED PARTY TRANSACTIONS

For information related to transactions with related parties, see Note 21 to the consolidated financial statements.  The table presented in Note 21 includes $11.5 million relating to electricity purchased during the year ended December 31, 2015 from an affiliated company of a former major shareholder.

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business.

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain of its officers, directors and its external independent auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. The Company believes the outstanding alleged claims in Israel, which are largely akin to the claims made and dismissed in the US, have no merit and will vigorously defend such actions if the court ultimately accepts such action as a class action.

B.     SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2016, except as disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Stock Market (on the NASDAQ Global Market through March 16, 2012, on the NASDAQ Capital Market from March 17, 2012 through September 6, 2012, and on the NASDAQ Global Select Market since that date) and on the Tel Aviv Stock Exchange (TASE) under the symbol “TSEM”.

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period

March 2017	23.65	22.35	86.51	81.55
February 2017	23.36	21.26	86.39	79.74
January 2017	21.50	19.02	81.50	73.17
December 2016	20.04	17.36	76.55	66.81
November 2016	18.61	15.22	71.53	57.41
October 2016	16.48	15.04	62.41	58.02
First quarter 2017	23.65	19.02	86.51	73.17
Fourth quarter 2016	20.04	15.04	76.55	57.41
Third quarter 2016	16.13	11.74	60.30	45.68
Second quarter 2016	13.59	11.03	52.40	40.32
First quarter 2016	14.50	10.36	56.89	42.70
Fourth quarter 2015	16.60	12.04	62.95	48.00
Third quarter 2015	15.77	10.68	59.81	41.85
Second quarter 2015	17.98	13.82	70.65	53.20
First quarter 2015	18.29	12.41	73.79	49.90
2016	20.04	10.36	76.55	40.32
2015	18.29	10.68	73.79	41.85
2014	14.26	5.44	56.00	19.20
2013	8.67	3.85	32.40	13.40
2012	15.30	6.75	57.90	27.58

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

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that deviate from the approved compensation policy. Additionally, the Companies Law also sets forth the provisions governing the approval requirements for the compensation and/or terms of office of a specific office holder.

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

Terms of office and employment of office holders (including the general manager) who are not directors may nonetheless be approved by the company despite shareholder rejection (where shareholder approval is required), provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment, based on detailed reasoning, after having re-examined the terms of office and employment, and having taken the shareholder rejection into consideration.

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above). Terms of office and employment of directors can be approved without shareholders consent if such terms are either (i) only to the benefit of the company, or (ii) the compensation paid does not exceed the maximum compensation payable to external directors under applicable law, and the compensation committee and board of directors approved the foregoing.

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

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968 (the “Israeli Securities Law”) came into effect (the “Securities Law Amendment”), which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Stock Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority ("ISA") to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

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

NASDAQ Marketplace Rules and Home Country Practices

As permitted by NASDAQ Listing Rule 5615(a)(3), in lieu of certain corporate governance requirements we have chosen to follow the practices of our home country with respect to the following:

•	We do not supply an annual report but make our audited financial statements available to our shareholders prior to our annual general meeting.

•
We currently satisfy the requirement to appoint a majority of directors who meet the definition of independence contained in the NASDAQ Listing Rules, following our determination to follow the exemption provided under the Amendment to the Relief Regulations, we are exempt from the requirement to appoint at least two external directors pursuant to the provisions of the Companies Law, and are required, under the relief provided under the Amendment to the Relief Regulations, to comply with the NASDAQ Listing Rules governing the appointment of independent directors applicable to US domestic issuers, as of November 1, 2016.

•	Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present.

•
Following our determination to follow the exemption provided under the Amendment to the Relief Regulations, the composition of our compensation committee is governed by the provisions of the NASDAQ Listing Rules applicable to US domestic issuers, as set forth in the Amendment to the Relief Regulations. However, consideration and approval of compensation for our chief executive officer and other executive officers will be taken by the compensation committee, the board of directors and the shareholders as appropriate under the applicable rules under the Companies Law which may differ from those provided for in the NASDAQ Listing Rules. In accordance with the Companies Law, the compensation of directors, the chief executive officer and all other officers requires the approval of our compensation committee and board of  directors, and under circumstances as detailed in this annual report, also requires the approval of our shareholders.  Such compensation must  either be consistent with our approved Compensation Policy or, in special circumstances, may deviate therefrom, taking into account certain considerations set forth in the Companies Law.  We are required to seek shareholder approval for certain corporate actions requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation.

•
The process under which director nominees are selected, or recommended for the Board’s selection may not be in full compliance with the applicable NASDAQ Listing Rules. Our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our board of directors. The process under which director nominees are selected, or recommended for the Board’s selection is in compliance with the Companies Law but is not necessarily in full compliance with the NASDAQ Listing Rules.

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

•
Following our determination to follow the exemption provided under the Amendment to the Relief Regulations, we are exempt from the requirement to appoint at least two external directors pursuant to the provisions of the Companies Law, and are required, under the relief provided under the Amendment to the Relief Regulations, to comply with the NASDAQ Listing Rules governing the composition of the audit committee, as of November 1, 2016.

•
Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association do not provide for a quorum of not less than 33 1/3% of the outstanding shares of our voting ordinary shares for meetings of our ordinary shareholders, as required by the NASDAQ Listing Rules.  Our articles of association presently require a quorum consisting of two shareholders holding a combined 33% of our ordinary shares.

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

Material Contracts

For information regarding material contracts see Notes 3, 8, 12, 13, 16 and 17 to our consolidated financial statements for the year ended December 31, 2016 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

For details concerning Tower's Facility Agreement with the Lender Banks, its repayment and its debentures’ related contracts as well as Jazz’s credit line and its notes related contracts, see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources."

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

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or gain exceeds NIS 640,000.

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 25% in 2016 (24% in 2017 and 23% from 2018 onwards).

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

Interest and OID paid on our debentures to Israeli corporations will, in general, be subject to withholding tax at a rate of 24% in 2017 (23% from 2018 onwards).

Interest and OID paid on our debentures to non-Israeli residents may be subject to lower withholding tax in an applicable tax treaty. For example, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid to a US resident (other than a US bank, savings institution or company or with respect to payments attributed to a permanent establishment in Israel) is 17.5%.

Interest, OID or inflation linkage differentials paid to a non-Israeli resident which does not have a permanent establishment in Israel, on debentures issued by an Israeli corporation and which are traded on the TASE, are generally exempt from taxes in Israel. However, this exemption from taxes will not apply (and consequently tax will be withheld at source):

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

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident may not, in general, exceed 25%. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of a corporation entitled to the benefits of the Investment Law, the Israeli tax withheld may not exceed 12.5% or 15% in the case of dividends paid out of the profits of a corporation entitled to the benefits of the Investment Law, subject to certain conditions.

Significant changes to the Investment Law

Effective January 1, 2011 significant changes have been made to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 7.5% or 16% as of 2017, with the actual tax rates determined by the location of the enterprise. The tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

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

“Preferred Income”  is defined as income from a preferred enterprise, as specified below, all less discounts granted, with the condition that the income was produced or arose in the course of the enterprise's ordinary activity in Israel, and excluding certain income derives from intangible assets which are not attributed to the enterprise's production: income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

A “Special Preferred Enterprise” is defined as a Preferred Enterprise which meets all of the following conditions, during the relevant tax year: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by any of the following, and subject to the terms and reliefs stated in the Investment Law: (i) an investment of at least NIS 400 - 800 million in assets; (ii) in each tax year during the benefits period, R&D investment in a preferred zone of at least NIS 100 million more than the average R&D investments' amount during the 3 preceding years to the business plan's approval; (iii)  in each tax year during the benefits period, R&D investment in certain R&D's fields of at least NIS150 million more than the average R&D investments' amount during the 3 preceding years to the business plan's approval; or (iv) the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

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

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “PFIC Rules,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “PFIC Rules” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into USD. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into USD generally will be treated as ordinary income or loss.

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

Dividends paid by a foreign corporation will not qualify for the reduced rates, unless such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “PFIC Rules” below.

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “PFIC Rules” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than USD upon such sale or other disposition.

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

We do not believe that we satisfied either of the tests for PFIC status in 2016 or in any prior year and we do not expect to a PFIC for 2017. However, there can be no assurance that we will not be a PFIC in 2017 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”.  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities.  The  tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

If we were to be a PFIC at any time during a US  holder’s holding period, such US  holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income tax rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder’s adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the “mark to market” election).  For this purpose, the NASDAQ Global Select Market is a qualifying exchange.  US holders are strongly urged to consult their own tax advisers regarding the possible application and consequences of the PFIC rules.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk of Interest Rate Fluctuation

We are subject to interest rate exposure in connection with the following as of December 31, 2016: (i) approximately $126 million of TPSCo’s loans bearing interest at a rate equal to the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65%-2.0% per annum; and (ii) $40 million of TJT’s bank loan with interest at a rate equal to the USD Libor plus 2.00% per annum.

Under current terms of TJT loans, we have determined that an assumed 10% upward shift in the USD LIBOR rate at December 31, 2016 (from 1.64% to 1.80%), will not have a material effect on our yearly interest payments in 2017. Under current terms of the TPSCo loans, we have determined that a 10% upward shift in the TIBOR rate at December 31, 2016 (from 0.13% to 0.14%), will not have a material effect on TPSCo’s interest payments in 2017.

Our cash equivalents and short-term deposits are exposed to market risk due to fluctuation in interest rates on our cash deposits and/ or investments, which may affect our interest income and the fair market value of our deposits investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

Debentures Series G issued in 2016 (with an outstanding balance of approximately $122 million as of December 31, 2016), bear annual fixed interest and our 2014 Notes (with an outstanding balance of approximately $58 million as of December 31, 2016) issued by Jazz, bear fixed annual interest. Therefore, we are not subject to cash flow exposure and/ or financing expenses to interest rate fluctuations with respect to any of debentures Series G, or Jazz 2014 Notes.

However, in the event that market interest rates for similar debt are decreasing and are lower than the interest rate provided under our debentures or notes, our actual finance costs would have been higher than they otherwise would have been had our debentures or notes provided for interest at a floating interest rate, which would have impacted our financing expense in an immaterial manner.

Tower’s debentures Series D and Series F were fully redeemed on or before January 1, 2017, therefore, in regard to these debentures, we are not exposed to any risk of interest rate fluctuation.

Foreign Exchange Risk

We operate in three different regions: Japan, United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in New Israeli Shekels (“NIS”), USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations in some of our entities.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2016, the USD depreciated against the NIS by 1.5%, as compared to the year ended December 31, 2015 in which the USD appreciated against the NIS by 0.3%.

Since the fluctuation of USD against the NIS can affect our results of operations, we are executing hedging transactions as detailed herein to mitigate its impact. Appreciation of the NIS has the effect of increasing the cost of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a material portion of this currency exposure, to be contained within a pre-defined fixed range.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate the net profit margins exposure to the USD / JPY exchange rate fluctuations, we are using cylinder hedging transactions which contain currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2016, the USD depreciated against the JPY by 2.8%, compared to the year ended December 31, 2015, in which the USD appreciated against the JPY by 0.8%. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (CTA) as part of Other Comprehensive Income.

Since we are exposed to the fluctuation in the USD to NIS exchange rate with respect to Tower's Series G issued in 2016 (principal and interest), we have entered into cash flow hedging transactions to fully mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap transaction. As of December 31, 2016 the outstanding principal amount of Debentures G was approximately $122 million.

Unrealized gain/loss from these transactions are recorded to Other Comprehensive Income. We are exposed to currency risk if there will be an event of default by the other parties of the exchange transaction (which are Israeli and Japanese leading banks). We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable leading banks.

Assuming a 10% appreciation of the NIS against the US dollar on December 31, 2016 (from 3.85 to 3.47), the effective impact on our quarterly expenses denominated in NIS would be higher expenses by approximately $3 million, a significant portion of which is hedged using the above described cylinder transactions.

Assuming a 10% appreciation of the JPY against the US dollar on December 31, 2016 (from 116 to 104), the effective impact on our quarterly expenses denominated in JPY would be higher expenses by approximately $2 million, a significant portion of which is hedged using the above described cylinder transactions.

Impact of Inflation

We believe that the rate of inflation in Israel, which is ranging between -1% to 2% over the last 6 years, has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

As permitted for acquired businesses, the scope of our assessment of the effectiveness of internal control over financial reporting does not include TJT, acquired on February 1, 2016. TJT represented 13% and 8% percent of our consolidated assets and revenues, respectively, as of and for the year ended December 31, 2016. Our assessment of internal control over financial reporting for fiscal year 2017 will include TJT.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16B.     CODE OF ETHICS

We adopted a code of ethics that applies to all of our directors, officers and employees in our Company and all of our subsidiaries, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions.  We have posted our code of ethics on our website, www.towerjazz.com under “About Tower”.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2016	2015
	(US dollars In Thousands)
Audit Fees (1)	761	725
Audit Related Fees (2)	51	--
Tax Fees (3)	20	45
Other (4)	52	--
	884	770

(1)
Audit Fees consist of fees for professional services rendered for the audit of our financial statements. Services in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting) and reviews of our semi-annual financial results submitted on Form 6-K.

(2)
Audit-related fees consist of assurance and related services by the auditors including, among others: due diligence services, accounting consultations and audits in connection with acquisitions, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting, consent letters for our SEC filings and reporting standards.

Our audit committee’s charter states that the audit committee is responsible for receiving specific information on the independent auditor’s proposed services and for pre-approving all audit services annually and separately approving any other permitted non-audit related services.  All of the non-audit services were pre-approved without reliance on the Waiver Provisions in paragraph (c)(7)(i)(C) of Regulations-X.

(3)	Tax fees consist of fees for tax compliance services and tax returns services.

(4)	Other consists mostly of fees for consulting services.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. See Item 10 “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2016 are included in this Annual Report beginning on page F-1.

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

4.54        2013 Share Incentive Plan (incorporated by reference to Exhibit 4.54 to the 2014 20-F).

4.55        The Amended Compensation Policy of the Company (incorporated~~)~~ by reference to Annex A to Proposal4 found in Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 25, 2016).

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

#12.2      Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1      Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2      Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1      Consent of  Brightman Almagor  Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101       The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets as of December 31, 2016 and 2015;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2015 and 2014;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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
Russell C. Ellwanger
Chief Executive Officer

April 10, 2017

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the "Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 22, the consolidated financial statements include a reconciliation of the Company's financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Item 15 to the Company’s Form 20-F, management excluded from its assessment the internal control over financial reporting at TowerJazz Texas Inc., which was acquired on February 1, 2016 and whose financial statements constitute 13% and 8% percent of the consolidated assets and revenues, respectively, as of and for the year ended December 31, 2016. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15 to the Company’s Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 28, 2017 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 28, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of December 31,
	2016	2015
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$355,284	$175,575
Short term deposits	34,093	30,000
Trade accounts receivable	141,048	110,065
Inventories	137,532	105,681
Other current assets	30,041	25,406
Total current assets	697,998	446,727

LONG-TERM INVESTMENTS	25,624	11,737

PROPERTY AND EQUIPMENT, NET	616,686	459,533

INTANGIBLE ASSETS, NET	28,129	34,468

GOODWILL	7,000	7,000

OTHER ASSETS, NET	4,447	5,903

TOTAL ASSETS	$1,379,884	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt and current maturities of loans and debentures	$48,084	$33,259
Trade accounts payable	99,262	91,773
Deferred revenue and customers' advances	26,169	23,373
Employee related liabilities	49,517	44,734
Other current liabilities	24,083	17,980
Total current liabilities	247,115	211,119

LONG-TERM LOANS FROM BANKS	133,163	210,538

DEBENTURES	162,981	45,481

LONG-TERM CUSTOMERS' ADVANCES	41,874	21,102

EMPLOYEE RELATED LIABILITES	14,176	14,189

DEFERRED TAX LIABILITY	95,233	69,744

OTHER LONG-TERM LIABILITIES	2,728	7,609

Total liabilities	697,270	579,782

Ordinary shares of NIS 15 par value:	369,057	326,572
150,000 authorized as of December 31, 2016 and 2015
93,071 and 92,985 issued and outstanding, respectively, as of December 31, 2016
82,144 and 82,058 issued and outstanding, respectively, as of December 31, 2015
Additional paid-in capital	1,318,725	1,273,545
Capital notes	41,264	48,553
Cumulative stock based compensation	68,921	58,209
Accumulated other comprehensive loss	(27,827)	(26,810)
Accumulated deficit	(1,071,036)	(1,273,654)
	699,104	406,415
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	690,032	397,343
Non controlling interest	(7,418)	(11,757)
TOTAL EQUITY	682,614	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,379,884	$965,368

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2016	2015	2014

REVENUES	$1,249,634	$960,561	$828,008

COST OF REVENUES	946,534	755,196	764,220

GROSS PROFIT	303,100	205,365	63,788

OPERATING COSTS AND EXPENSES:

Research and development	63,134	61,669	51,841
Marketing, general and administrative	65,439	62,793	58,783
Nishiwaki Fab restructuring and impairment cost (income), net	(627)	(991)	55,500
Acquisition related costs	--	--	1,229

	127,946	123,471	167,353

OPERATING PROFIT (LOSS)	175,154	81,894	(103,565)

INTEREST EXPENSE, NET	(11,857)	(13,179)	(33,409)

OTHER FINANCING EXPENSE, NET	(12,492)	(109,930)	(55,404)

GAIN FROM ACQUISITION, NET	50,471	--	166,404

OTHER INCOME (EXPENSE), NET	9,322	(190)	(140)

PROFIT (LOSS) BEFORE INCOME TAX	210,598	(41,405)	(26,114)

INCOME TAX BENEFIT (EXPENSE)	(1,432)	12,278	24,742

NET PROFIT (LOSS)	209,166	(29,127)	(1,372)

Net loss (income) attributable to non controlling interest	(5,242)	(520)	5,635

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$203,924	$(29,647)	$4,263

BASIC EARNINGS (LOSS) PER ORDINARY SHARE:

Earnings (loss) per share	$2.33	$(0.40)	$0.08

Weighted average number of ordinary shares outstanding	87,480	74,366	51,798

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$2.09		$0.07

Net profit used for diluted earnings per share	$212,160		$4,263

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	101,303		63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)
	Year ended December 31,
	2016	2015	2014

Net profit (loss)	$209,166	$(29,127)	$(1,372)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	923	(2,485)	(16,643)

Change in employees plan assets and benefit obligations, net of taxes $184, $96 and $1,774 for the years ended December 31, 2016, 2015 and 2014, respectively	(546)	176	(3,860)

Unrealized gains (losses) on derivatives	266	(64)	--

Comprehensive income (loss)	209,809	(31,500)	(21,875)

Comprehensive (income) loss attributable to non-controlling interest	(6,902)	769	16,538

Comprehensive income (loss) attributable to the Company	$202,907	$(30,731)	$(5,337)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary Shares issued	Ordinary Shares Amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive loss	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income (loss)	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2014	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrant	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive loss:
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations						(3,860)				(3,860)		(3,860)
Comprehensive loss										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								-
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend paid to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Issuance of shares	3,297	12,504	27,496									40,000
Conversion of debentures and exercise of warrants into share capital	3,080	12,069	10,223									22,292
Exercise of options	3,650	14,412	3,192									17,604
Capital notes converted into share capital	900	3,500	3,789	(7,289)								-
Employee stock-based compensation					9,406							9,406
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend paid to Panasonic											(2,563)	(2,563)
Accumulated amount due to adoption of ASU No. 2016-09, Compensation -
Stock Compensation (Topic 718)					1,306			(1,306)				-
Other comprehensive income:
Profit								203,924		$203,924	5,242	209,166
Foreign currency translation adjustments							(737)			(737)	1,660	923
Change in employees plan assets and benefit obligations						(546)				(546)		(546)
Unrealized loss on derivatives						266				266		266
Comprehensive income										$202,907

BALANCE AS OF DECEMBER 31, 2016	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2016	92,985

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2016	2015	2014

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	$209,166	$(29,127)	$(1,372)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	197,606	168,032	203,868
Financing expense associated with debentures series F	150	87,973	39,494
Effect of indexation, translation and fair value measurement on debt	8,292	16,078	(3,667)
Financing costs relating to Jazz notes exchange	--	--	9,817
Other expense (income), net	(9,322)	190	140
Gain from acquisition, net	(50,471)	--	(166,404)
Changes in assets and liabilities:
Trade accounts receivable	(30,104)	(11,115)	(24,021)
Other current assets	(265)	(14,978)	49,934
Inventories	(22,069)	(17,908)	(1,758)
Trade accounts payable	5,550	(26,163)	11,107
Deferred revenue and customers' advances	23,581	32,725	1,915
Other current liabilities	(145)	8,454	25,744
Long-term employee related liabilities	(798)	(2,036)	(2,581)
Deferred tax liability, net	(4,564)	(4,173)	(23,977)
Other long-term liabilities	861	(12,739)	7,098
Nishiwaki employees retirement related payments in connection with its operation cessation	--	(24,907)	(27,572)
Net cash provided by operating activities	327,468	170,306	97,765

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(217,496)	(172,078)	(95,673)
Proceeds related to sale and disposal of property and equipment	7,872	6,589	45,464
Acquisition of subsidiaries consolidated for the first time (a)	--	--	57,582
Deposits and investments, net	(17,101)	(30,000)	9,924
Net cash provided by (used in) investing activities	(226,725)	(195,489)	17,297

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	113,149	--	9,214
Exercise of warrants and options, net	38,803	14,424	10,399
Proceeds from loans	55,960	70,592	85,884
Short-term loan repayment to Panasonic	--	--	(85,884)
Loans repayment	(132,018)	(18,200)	(41,181)
Debentures repayment	--	(51,489)	(10,230)
Dividend payment to Panasonic	(2,563)	(1,570)	--
Net cash provided by (used in) financing activities	73,331	13,757	(31,798)

Effect of foreign exchange rate change	5,635	(166)	(8,968)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	179,709	(11,592)	74,296
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	175,575	187,167	112,871

CASH AND CASH EQUIVALENTS - END OF PERIOD	355,284	$175,575	$187,167

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Yearq ended
	December 31,
	2016	2015	2014

NON-CASH ACTIVITIES:

Investments in property and equipment	23,747	$18,657	$27,495
Equity increase associated with Jazz notes exchange	--	$--	$9,609
Conversion of debentures to share capital and exercise of warrants	611	$195,726	$34,822

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	9,534	$12,371	$34,042
Cash paid (received) during the period for income taxes	3,485	$3,469	$(1,563)

(a) ACQUISTION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiaries:

	As of	As of
	February 1, 2016	April 1, 2014

Working capital (excluding cash and cash equivalents)	10,775	$32,406
Fixed assets	106,919	245,278
Intangible assets	2,799	24,520
Short-term loan	--	(85,249)
Long-term liabilities	(28,021)	(93,602)
	92,472	123,353
Less:
Share capital	40,000	14,531
Gain from acquisition, net	52,472	166,404
	92,472	180,935

Cash from the acquisition of a subsidiaries consolidated for the first time	--	$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1        - DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc. (“TJT”), as described in Note 3B below and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku Japan, as described in Note 3A below. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing Integrated Circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image sensor, Integrated Power Management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced Image Sensor technologies.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry service providers, which, in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. Several dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. There are a number of smaller participants in the specialty process arena with specific analog focus. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process analog arena.

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

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014 and TJT’s results of operations and balance sheet since February 1, 2016.

C.	Cash and Cash Equivalents, Short-Term Deposits

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less. Short-term Deposits include bank deposits with original maturities greater than three months and  to be matured within the next 12 months period.

D.
Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain. As of December 31, 2016 and 2015, the amounts in the allowance for doubtfull accounts are immaterial.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost for raw materials and supplies is determined mainly on the basis of the weighted average moving price per unit. Cost for work in process and finished goods is determined on the basis of actual production cost.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification (“ASC”) 360 “Accounting for the Property, Plant, and Equipment” (“ASC 360”). Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs which are directly related to pre-production test runs of property and equipment that are necessary for preparing such property and equipment for their intended use. Maintenance and repairs are charged to expenses as they are incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation .

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets or terms of the related leases, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

In connection with the periodic review of the estimated useful lives of property and equipment at the Company’s foundry manufacturing facilities, the Company determined during 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the estimated useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For further details, see Note 8A. Impairment charges, if needed, are determined based on the policy outlined in R below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the time of acquisition of each of Jazz, TPSCo and TJT.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment charges, if needed, are determined based on the policy outlined in R below.

H.	Other Assets

Other Assets include mainly prepaid long-term lease payments to the Israel Land Administration (“ILA”) for the land on which the company’s Israeli fabs are established, net of accumulated amortization over the lease period, see also Note 16C .

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with detachable conversion feature and other options, are allocated to each of the securities issued based on their relative fair value. For more information about Convertible debentures see Note 13.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of debt that is not itself accounted at fair value, is considered a discount on the debt and results in an adjustment to the yield of the debt.

K.	Revenue Recognition

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. Generally, delivery occurs after products meet all of the customer’s acceptance criteria based on pre-shipment electronic, functional and quality tests.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues based on past experience and specific identification of events necessitating an allowance.

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

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.
The Company evaluates realizability of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income Taxes (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per share are calculated in accordance with ASC  260, “Earnings Per Share” ("ASC 260") by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

O.	Comprehensive Income (Loss)

In accordance with ASC 220 “Comprehensive Income” ("ASC 220"), comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net income.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower, TJT and Jazz conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC  830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statement of operations of TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.
Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the grant. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the grant, except for grants that involve performance criteria, for which an accelerated method is used.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from it. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”.

Impairment of Goodwill

Goodwill is subject to an impairment test performed at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed based on the result of an initial qualitative assessment for the likelihood of impairment. If this assessment does not result in a more-likely-than-not indication of impairment, no further impairment testing is required. If it does result in a more-likely-than-not indication of impairment, the impairment test is performed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2       -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

R.	Impairment of Assets (cont.)

Goodwill impairment is assessed based on a comparison of the fair value of the unit to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

S.	Classification of Liabilities and Equity

Tower applies ASC 815-40 “Contract in Entity’s Own Equity” in determining whether an instrument that may be settled in Tower’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

T.
Derivatives and hedging

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, the gains (losses) are recognized in earnings in the periods of change together with the offsetting losses (gains) on the hedged items attributed to the risk being hedged.

For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in the same line of the item economiclly hedged.

U.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2016 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers”,which amendment has been further amended several times, recently in  2016. The amendment is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter.

ASU 2014-09 is effective January 1, 2018. Early adoption is permitted but not before January 1, 2017. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is considering whether control over wafers in production, is transferred over time or at a certain point in time. The Company’s manufacturing of wafers creates an asset with no alternative use. In the event a customer cancels an order, the Company is entitled to recover its costs plus reasonable margin, in accordance with the engagement terms apply for most of its customers’.

Should it be determined that control over the goods is transferred over time, the Company may recognize revenue for such engagments based on the proportion of the manufacture of the wafer that was completed. The effect of such determination is to recognize revenues earlier, over the time of production rather than upon delivery of a finished wafer.

In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update will apply to the Company as of the first quarter of 2017. The update is not expected to have a material effect on the Company's consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements (cont.)

In April 2015, the FASB issued 2015-03“Interest Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. This guidance changes the presentation of debt issuance costs in financial statements. Under this ASU, an entity is required to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as an financing expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under US GAAP. In addition, it aligns the guidance in US GAAP with that in IFRS, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability.

As a result of the retrospective adoption of ASU 2015-03 effective January 1, 2016, deferred financing costs of approximately $856, previously classified within long-term assets. were applied to reduce the related debt liabilities as of December 31, 2015.
In 2016, issuance expenses relating to Series G Debentures and to the bank loan to TJT were deducted accordingly from the debt liability carrying amounts.

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2019, and for interim periods within that year. Early adoption is not permitted. The company is evaluating the impact of adopting this guidance on it’s consolidated financial statements and disclosures and expects it would not have a material effect on its financial results.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements but expects it would not have a material effect on its financial results.

In March 2016, the FASB issued ASU 2016-09,“Compensation - Stock Compensation (Topic 718)”. This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance is effective for the annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The Company has early adopted the update as of January 1, 2016. Adoption of the new standard resulted in the recognition of excess tax benefits in the provision for income taxes rather than paid-in-capital of approximately $1,500 for the year ended December 31, 2016. In addition, as of January 1, 2016, the Company accounts for forfeitures on a gross basis and recognizes actual forfeitures as they occur.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements (cont.)

The update requires that the adoption related to forfeitures be accounted for using the modified retrospective method where the effect of the change relating to previous years was to be recognized as an adjustment to the opening balance of retained earnings. The amount of the adjustment related to previous years is approximately $1,300.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The Company has previously incurred immaterial amount of bad debt and expecting no material impact from adopting this guidance on its consolidated financial statements and disclosures.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2019, and for interim periods within that year. Early adoption is permitted. The Company is evaluating the impact of the amendments on its consolidated statement of cash flows and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3        - RECENT ACQUISITIONS:

A.	TowerJazz Panasonic Semiconductor Co., Ltd. Establishment

During 2014, Tower signed agreements with Panasonic Corporation (“Panasonic”) according to which (a) Panasonic formed a fully-owned subsidiary named TPSCo during 2014; (b) Panasonic transferred license rights to semiconductor wafer manufacturing processes and transferred its capacity tools of three of its fabs (8 inch and 12 inch) located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (c) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

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

B.	TowerJazz Texas Inc. Establishment

In February 2016, Tower acquired a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirectly wholly owned subsidiary of Tower, TJT. The purchase price was $40,000, payable through the issuance of approximately 3.3 million.

The agreement with Maxim included an earn-out mechanism for a period of up to 10 months. According to that mechanism, if the proceeds from the sale of the shares by Maxim during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period,  are less than the purchase price (i.e., $40,000), the Company would need to compensate  Maxim with the difference, but in no event by more than $6,000. In the case where the proceeds from the sale of shares during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period, exceed $40,000, Maxim will pay the Company such excess amount, in cash, but in no event more than $6,000. On the date of acquisition, the mechanism had a fair value of zero. On the date of settlement, the earn-out mechanism resulted in a gain of $6,000 to the Company, of which $1,000 was paid in 2016 and $5,000 is due in 2017.

In addition, Tower and Maxim entered into a long-term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in gradually decreasing quantities.

The fair values set forth below are based on a valuation of TJT’s assets and liabilities and purchase price allocation performed by the Company in accordance with ASC 805-10 "Business Combinations", taking into consideration an appraisal report of a third party expert.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3        - RECENT ACQUISITIONS:

B.	TowerJazz Texas Inc. Establishment (cont).

The fair value of the assets acquired, net of liabilities, as detailed in the table below, exceeded the $40,000 purchase price by $52,472, thereby creating a gain from the acquisition.

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of February 1, 2016
Current assets	$14,342
Tangible assets	106,919
Intangible assets	2,799
Total assets as of acquisition date	$124,060

Customer advance	$2,310
Other current liabilities	1,257
Deferred tax liability	28,021
Liabilities incurred as of acquisition date	$31,588

Consideration payable through Tower’s shares issued	$40,000

Gain from acquisition (*)	$52,472

(*) Gain from acquisition is presented in the Statement of Operations net of $2,001 acquisition related costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4       -  RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company restructured its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of its wholly owned subsidiary TowerJazz Japan Ltd. (“TJP”), terminated vendors and other agreements, released for sale TJP’s fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel.

The restructuring was implemented contemporaneously with the acquisition of TPSCo in Japan, which enabled the Company to unify its Japanese business activities and manufacturing under one Japanese entity. Since the Company’s Japanese business and other objectives were able to be fulfilled through TPSCo’s establishment, the Company believes this restructuring had immaterial effect on its future busienss or on its business objectives. The Company’s activities were not downsized, but rather the Company increased its presence and scope of business in Japan, including increased revenue, increased manufacturing and headcount.

The net restructuring and asset impairment charges (credits) in the consolidated statements of operations totaled to impairment charges of $47,472, $(2,641) and $(986) and restructuring costs of $8,028, $1,650 and $359 in the years ended December 31, 2014, 2015 and 2016, respectively. Amounts remaining to be paid from outstanding provision related to restructuring in 2017 and forward are immaterial.

Changes in TJP facility closure related accruals for the years ended December 31, 2015 and 2016 were as follows:

	Asset impairment and related costs (*)	Other restructuring	Total
Accrued balance as of December 31, 2014	$1,196	$3,407	$4,603
Assets impairment related costs and other restructuring charges	3,200	4,116	7,316
Reduction of prior accrual and impairment	(5,841)	(2,466)	(8,307)
Charges against accrual	5,841	--	5,841
Cash payments	(1,296)	(3,113)	(4,409)
Accrued balance as of December 31, 2015	$3,100	$1,944	$5,044
Reduction of prior accrual	(986)	--	(986)
Charges against accrual	--	359	359
Cash payments	(321)	(2,303)	(2,624)
Accrued balance as of December 31, 2016	$1,793	$--	$1,793

(*) Charges associated with asset impairment represent the write-down of the related assets to their new fair value and are recorded concurrently with the recognition of the accrual.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 5        - INVENTORIES

Inventories consist of the following:

	As of December 31,
	2016	2015
Raw materials	$26,296	$27,848
Work in process	105,564	73,437
Finished goods	5,672	4,396
	$137,532	$105,681

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,391 and $621 as of December 31, 2016 and 2015, respectively.

NOTE 6        - OTHER CURRENT ASSETS

Other current assets consist of the following:
	As of December 31,
	2016	2015
Receivables from tax authorities	$9,620	$6,913
Deferred taxes	7,158	7,036
Prepaid expenses	6,610	10,570
TJT acquisition related Receivable, see Note 3B	5,000	--
Others	1,653	887
	$30,041	$25,406

NOTE 7        - LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2016	2015
Severance pay funds (see Note 15)	$9,909	$10,015
Long-term interest bearing bank deposit	12,500	--
Others	3,215	1,722
	$25,624	$11,737

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8        - PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2016	2015
Original cost:
Buildings (including facility infrastructure)	$333,696	$292,303
Machinery and equipment	2,093,204	1,808,411
	$2,426,900	$2,100,714
Accumulated depreciation:
Buildings (including facility infrastructure)	(205,604)	(197,518)
Machinery and equipment	(1,604,610)	(1,443,663)
	(1,810,214)	(1,641,181)
	$616,686	$459,533

As of December 31, 2016 and 2015, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $284,406.

During 2015, the estimated useful lives of machinery and equipment were extended to 15 years from 7 years and the useful lives of facility infrastructure were extended to 25 years from 14 years. For more details, see Note 2F. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42,000 of reduced depreciation expenses which resulted in a net decrease of approximately $27,000 in the Company’s loss for the year and a decrease in basic loss per share by $0.37. The Company believes that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9        - INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2016:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$109,543	$(98,354)	$11,189
Facilities lease	19	33,500	(20,377)	13,123
Patents and other core technology rights	9	15,100	(13,903)	1,197
Trade name	9	7,520	(6,064)	1,456
Customer relationships	15	2,600	(1,436)	1,164
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$169,263	$(141,134)	$28,129

Intangible assets consist of the following as of December 31, 2015:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$106,363	$(93,048)	$13,315
Facilities lease	19	33,500	(19,089)	14,411
Patents and other core technology rights	9	15,100	(12,225)	2,875
Trade name	9	7,455	(5,000)	2,455
Customer relationships	15	2,600	(1,263)	1,337
Others	--	1,000	(925)	75
Total identifiable intangible assets		$166,018	$(131,550)	$34,468

NOTE 10       -      OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2016	2015
Prepaid long-term land lease, net (see Note 16C)	$3,537	$3,658
Long term prepaid expenses and others	910	2,245
	$4,447	$5,903

NOTE 11      -       OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2016	2015
Interest payable	$4,683	$2,138
Restructuring related payables	1,793	5,044
Tax authorities payables	10,342	7,645
Others	7,265	3,153
	$24,083	$17,980

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12      -        LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31,
	2016	2015
In U.S. Dollars, see also B, Cand E below	$40,000	$101,955
In JPY, see also D below	126,376	143,675
Total long-term loans from banks - principal amount	166,376	245,630
Fair value adjustments	--	(7,900)
Deferred issuance costs	(1,344)	(511)
Total long-term loans from banks	165,032	237,219
Current maturities	(31,869)	(26,681)
	$133,163	$210,538

B.	Facility Agreement with Israeli Banks

In June 2016, following the issuance of the Series G Debentures, as detailed in Note 13D below, Tower prepaid all of the outstanding loans under the facility agreement (“Facility Agreement”) with the two largest Israeli banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), thereby releasing Tower from the extensive contractual restrictions and covenants under the Facility Agreement with the Israeli Banks, as well as all fixed and floating liens that were charged on Tower’s assets (present and future) in favor of said Israeli Banks. As of June 30, 2016, the liens were fully released. The Facility Agreement was carried at fair value with changes recognized in financing expenses. For the changes in the fair value for the years ended 2016 and 2015, see Note 14E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data

NOTE 12     -         LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Jazz Credit Line Agreement”). The applicable interest on the loans under the Jazz Credit Line Agreement for the period following February 2016 is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility due immediately and foreclose on the collateral. Furthermore, an event of default under the Credit Line Agreement would result in an increase in the interest rate on any amounts outstanding. Jazz’s obligations pursuant to the Jazz Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2016, borrowing availability under the Jazz Credit Line Agreement was approximately $62,000, of which approximately $1,000 was utilized through letters of credit.

Outstanding principal amount of loans drawn under the Jazz Credit Line Agreement was approximately $19,000 as of December 31, 2015. No such loan amounts were outstanding as of December 31, 2016.

As of December 31, 2016, Jazz was in compliance with all of the covenants under this agreement.

D.	Loans to TPSCo from Japanese Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $53,000 and $73,000 as of December 31, 2016 and 2015, respectively).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount payable between 2016 and  2019 (the “Term Loan”).

The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       LONG-TERM LOANS FROM BANKS (cont.)

D.	Loans to TPSCo from Japanese Institutions (cont.)

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “Asset-Based Loan” or “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen ,outstanding principal amount was approximately $73,000 and $71,000 as of December 31, 2016 and 2015, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount payable between 2017 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL also contains certain financial ratios and covenants, as well as definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TPSCo was in compliance with all of the covenants under this ABL.

  E.          Bank Loan to TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carries annual interest of LIBOR+2.0% and is repayable in seven semi-annual installments between 2019 and 2022. The loan is secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TJT was in compliance with all of the covenants under this loan agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data
NOTE 13      -       DEBENTURES

A.	Composition by Repayment Schedule:

		As of December 31, 2016
	Interest rate	2017	2018	2019	2020	2021	2022 and on	Total
Debentures Series D	8%	$5,977	$--	$--	$--	$--	$--	$5,977
Debentures Series F	7.8%	238	--	--	--	--	--	238
Debentures Series G	2.79%	--	--	--	34,776	34,776	52,165	121,717
Jazz’s Notes (as defined in E below)	8%	--	58,307	--	--	--	--	58,307
Total outstanding principal amounts of debentures		$6,215	$58,307	$--	$34,776	$34,776	$52,165	$186,239
Accretion of carrying amount to principal amount								(17,043)
Carrying amount								$169,196

		As of December 31, 2015
	Interest rate	2016	2017	2018	Total
Debentures Series D	8%	$5,906	$--	$--	$5,906
Debentures Series F	7.8%	851	--	--	851
Jazz’s Notes (as defined in E below)	8%	--	--	58,307	58,307
Total outstanding principal amounts of debentures		$6,757	$--	$58,307	$65,064
Accretion of carrying amount to principal amount					(13,005)
Carrying amount					$52,059

Tower’s debentures Series D, Series F and interest thereon are unsecured and were subordinated to Tower’s indebtedness to the government of Israel, see Note 8B. Said debentures were originally due December 31, 2016, however were redeemed on the following day due to December 31, 2016 being a non-business-day.

For details in regards to Jazz Notes, see E below. Tower’s Debenture Series G carry a negative pledge covenant (see D below).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13      -        DEBENTURES (cont.)

B.	Debentures Series D

During 2007, Tower issued long-term non-convertible debentures of approximately $27,000 aggregate principal amount, repayable in six equal annual installments starting December 2011, linked to the CPI, which carried an annual interest rate of 8% (“Series D”).

Series D non-convertible debentures outstanding principal amounted to approximately $6,000 as of December 31, 2016 and 2015, respectively. The Series D was fully redeemed in January 2017.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures in the aggregate principal amount of approximately $231,000, linked to the US dollar, which carried an interest rate of 7.8% per annum payable semiannually, repayable in two equal installments in December 2015 and December 2016 (“Series F”).

During 2016, 2015 and 2014, total of approximately $1,000, $196,000 and $34,000 of Series F were converted into ordinary shares, and approximately $0, $88,000 and $39,000 were recorded, respectively, as accretion and amortization costs included in other financing expenses, net, which are associated with a contingent beneficial conversion feature ("BCF") existed at the commitment date of Series F, in accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios".

Series F outstanding principal amounted to approximately $238 and $851 as of December 31, 2016 and 2015, respectively. The Series F was fully redeemed in January 2017.

D.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures aggregate principal amount is NIS 468 million (approximately $122,000 as of December 31, 2016), payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying annual interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap, see Note 14D.

The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2016, the Company was in compliance with the financial covenants thereunder.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain holders of previously issued Jazz notes from 2010 (the “2014 Participating Holders”) (the “2010 notes”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes, to be settled at Jazz’s discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

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

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par value plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

As of December 31, 2016 and 2015, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement. As of December 31, 2016 there are no outstanding loan drawdowns under the Wells Fargo Credit Line (see Note 12C).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2016 and 2015 the fair value amounts of such exchange rate agreements were approximately $294 in a liability position and $67 in a liability position with face value of $96,000 and $38,000, respectively.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2016 and 2015, the fair value amounts of such exchange rate agreements were approximately $682 in a liability position and $0 with face value of $36,000 and $0, respectively.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivative, trade receivables and government and other receivables. The Company's cash, deposits and derivative are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts which their collection determined to be doubtful. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2016 and 2015. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2016 and 2015, were approximately $245,000 and $97,000, respectively, compared to carrying amounts of approximately $169,000 and $52,000, for the above dates, respectively.

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap to mitigate the risk arising from Series G denomination in NIS.

As of December 31, 2016 the fair value of the swap was $67 in a liability position, presented in short-term liabilities. The effective portion of approximately $200 were recorded in other comprehensive income (OCI). For the year ended December 31, 2016, the effect of the hedge on the Company results of operations was immaterial.

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

Level 2 Measurements:

Over the counter derivatives - the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Level 3 Measurements :

Tower's Israeli Banks’ Loans (prior to full repayment of the loans in 2016): as no identical quotes were available to implement Level 1 valuation, the fair value was based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yield on its traded debt and applying necessary adjustments.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s Israeli Banks Loans (including current maturities)	Others
As of January 1, 2016 - at fair value	$74,955	$--
principal repayment	(82,855)	--
Total changes in fair value recognized in earnings	7,900	--
As of December 31, 2016 - at fair value	$--	$--

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2016	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- liability position	$67	--	$67	--
Foreign Exchange forward and cylinders- liability position	976		976	--
	$1,043	$--	$1,043	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

	December 31, 2015	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)	$74,891	$--	$--	$74,891
Foreign Exchange forward and cylinders- liability position	64		64
	$74,955	$--	$64	$74,891
Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2015 - at fair value	$77,029	$34
Loan repayment	(18,200)	--
Total changes in fair value recognized in earnings	16,126	(34)
As of December 31, 2015 - at fair value	$74,955	$--
Unrealized losses recognized in earnings related to outstanding loans as of December 31, 2015	$13,219	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $9,909 and $11,988, respectively, as of December 31, 2016.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $4,345, $3,986 and $3,801 for 2016, 2015 and 2014, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2016, 2015 and 2014 amounted to $7,015, $6,823 and $4,011, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15     -         EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provide the changes in 2016, 2015 and 2014 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2016	2015	2014
Net periodic benefit cost:
Service cost	$12	$29	$24
Interest cost	85	126	118
Amortization of prior service costs	(12)	(973)	(1,737)
Amortization of net (gain) or loss	(333)	(115)	(227)
Total net periodic benefit cost	$(248)	$(933)	$(1,822)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(316)	(1,333)	558
Amortization of prior service costs	12	973	1,737
Amortization of net gain or (loss)	333	115	227
Total recognized in other comprehensive income (expense)	$29	$(245)	$2,522
Total recognized in net periodic benefit cost and other comprehensive income	$(219)	$(1,178)	$700

Weighted average assumptions used:
Discount rate	4.80%	4.30%	5.20%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	6.75%/10.00%	7.00%/20.00%	7.75%/25.00%
Ultimate rate (Pre-65/Post-65)	4.50%/5.00%	4.50%/5.00%	5.00%/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2022	2025/2022	2022/2022
Measurement date	December 31, 2016	December 31, 2015	December 31, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15     -        EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2016:

	Increase	Decrease
Effect on service cost and interest cost	$7	$(5)
Effect on post-retirement benefit obligation	$59	$(46)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2016	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of period	$1,781	$2,977	$2,317
Service cost	12	29	24
Interest cost	85	126	118
Benefits paid	(12)	(18)	(40)
Change in plan provisions	--	--	--
Actuarial loss (gain)	(316)	(1,333)	558
Benefit obligation end of period	$1,550	$1,781	$2,977
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	12	18	40
Benefits paid	(12)	(18)	(40)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(1,550)	$(1,781)	$(2,977)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (cont.)

B.         Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31,
	2016	2015	2014
Amounts recognized in statement of financial position:
Current liabilities	(37)	(40)	(83)
Non-current liabilities	(1,513)	(1,741)	(2,894)
Net amount recognized	$(1,550)	$(1,781)	$(2,977)
Weighted average assumptions used:
Discount rate	4.50%	4.80%	4.30%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	7.20%/10.00%	6.75%/10.00%	7.00%/20.00%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/5.00%	4.50%/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2025/2025	2025/2022	2025/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2017	$37
2018	48
2019	59
2020	66
2021	67
2022-2026	$346

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced it’s obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15    -         EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2016	2015	2014
Net periodic benefit cost:
Interest cost	841	798	796
Expected return on plan assets	(1,154)	(1,130)	(1,257)
Amortization of prior service costs	3	3	3
Amortization of net (gain) or loss	34	31	--
Total net periodic benefit cost	$(276)	$(298)	$(458)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	736	6	3,117
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain or (loss)	(34)	(31)	--
Total recognized in other comprehensive income (expense)	$699	$(28)	$3,114
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$423	$(326)	$2,656
Weighted average assumptions used:
Discount rate	4.60%	4.20%	5.10%
Expected return on plan assets	6.20%	6.20%	7.50%
Rate of compensation increases	N/A	N/A	N/A
	Year ended December 31,
	2016	2015	2014
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$54	$33	$31

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2016	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of period	$18,605	$19,304	$15,873
Interest cost	841	798	796
Benefits paid	(496)	(451)	(532)
Change in plan provisions	--	--	--
Actuarial loss (gain)	722	(1,046)	3,167
Benefit obligation end of period	$19,672	$18,605	$19,304
Change in plan assets:
Fair value of plan assets at beginning of period	$18,526	$18,134	$16,652
Actual return on plan assets	1,141	78	1,307
Employer contribution	700	765	707
Benefits paid	(496)	(451)	(532)
Fair value of plan assets at end of period	$19,871	$18,526	$18,134
Funded status	$199	$(79)	$(1,170)
Accumulated benefit obligation	$19,672	$18,605	$19,304
Amounts recognized in statement of financial position:
Non-current assets	$199	$--	$--
Non-current liabilities	--	(79)	(1,170)
Net amount recognized	$199	$(79)	$(1,170)
Weighted average assumptions used:
Discount rate	4.30%	4.60%	4.20%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2017	$706
2018	797
2019	866
2020	943
2021	999
2022-2026	$5,719

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2016:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$19,871	$--
Total plan assets at fair value	$--	$19,871	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2015:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,526	$--
Total plan assets at fair value	$--	$18,526	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2016, by asset category are as follows:

Asset Category	December 31, 2016	Target allocation 2017
Equity securities	62%	60%
Debt securities	38%	40%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

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

Liens

For liens on Tower’s assets under the Facility Agreement which were fully released as of June 30, 2016, see Note 12B. For liens relating to Jazz Credit Line Agreement, see Note 12C. For liens under TPSCo 2015 Term Loan agreement see Note 12D. For liens relating to TJT term loan, see Note 12E.

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

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16     -        COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expenses under Jazz operating leases were approximately $2,800, $3,000 and $2,600 for the years ended December 31, 2016, 2015 and 2014, respectively. Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2017 through 2019, approximately $2,400 for each of the years 2020 through  2021 and approximately $500 thereafter.

In 2014, TPSCo entered into a five-year lease agreement with Panasonic to lease the building and facilities of its three fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease were approximately $13,393, $13,393 and $3,113 for the years 2017, 2018 and 2019 respectively.

D.	Other Agreements

The Company enters from time to time, in the ordinary course of business, into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

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

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2016 and hence repayment of the grant is considered remote. For details in regard to Investment Center grants, see Note 8B.

G.	Litigation

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

In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. The Company believes that the outstanding alleged claims in Israel, which are largely akin to the claims made and dismissed in the US, are also without merit and will vigorously defend such action~~s~~ if the court ultimately accepts such action as a class action.

NOTE 17      -       SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2016, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 93 million were issued and outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans

(1)	General

The Company has granted to its employees and directors options and Restricted Stock Units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vest over one to four year period according to various vesting schedules, and (iii) are not exercisable beyond seven or ten years from the grant date.
Except for those share incentive plans described below, as of December 31, 2016 and December 31, 2015, respectively, there were approximately 0.64 million and 1.64 million options outstanding under the Company’s share incentive plans (the "Old Plans”). No further options may be granted under Old Plans.

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers, and employees of the Company. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2016 and 2015 a total of 0.57 million and 0.88 million options and RSUs, respectively, to its employees and directors (including the below described grants to the CEO and Chairman) vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and is amortizing it through the applicable vesting period.

In June 2016, the Company granted the following equity awards to its CEO and directors under the 2013 Share Incentive Plan: (i) 197,890 options, 31,053 time vested RSUs and 15,790 performance-based RSUs to the CEO, for a total compensation value of $1,360; (ii) 25,168 time vested RSUs to the chairman of the board of directors for a total compensation value of $300; and (iii) 10,000 options to a new external director and 3,334 time vested RSUs to each of two new other directors, for a total compensation value of $127. These grants were approved by the shareholders on June 30, 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.        Equity Incentive Plans (cont.)

(2)       Tower’s 2013 Share Incentive Plan (the "2013 Plan")(cont.)

As of December 31, 2016, approximately 1.63 million options and 1.01 million RSUs were outstanding under the 2013 Plan. As of December 31, 2015, approximately 4.24 million options and 0.77 million RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

	2016		2015		2014
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	5,878,270	$6.84	7,537,219	$6.37	8,066,749	$6.31
Granted	207,890	12.19	100,000	16.92	746,431	5.81
Exercised	(3,649,754)	4.82	(1,620,056)	4.94	(762,607)	4.36
Terminated	(97,063)	21.34	(26,777)	22.28	(30,901)	35.40
Forfeited	(61,254)	7.25	(112,116)	8.30	(482,453)	5.86
Outstanding as of end of year	2,278,089	9.92	5,878,270	6.84	7,537,219	6.37
Options exercisable as of end of year	1,606,983	$10.19	2,606,704	$8.93	1,834,281	$11.54

	2016		2015
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	773,200	$15.11	--	$--
Granted	359,643	12.83	783,700	15.11
Exercised	(86,847)	11.45	--	--
Forfeited	(36,812)	14.73	(10,500)	15.15
Outstanding as of end of year	1,009,184	14.62	773,200	15.11
RSU exercisable as of end of year	--	$--	--	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.        Equity Incentive Plans (cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2016:

Outstanding as of December 31, 2016				Exercisable as of December 31, 2016
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$4.42-13.20	1,613,375	4.25	$6.08	1,032,269	$4.95
15.90-19.50	421,878	2.30	17.01	331,878	17.04
$21.00-28.20	242,836	0.88	$23.10	242,836	$23.10
	2,278,089			1,606,983

	Year ended December 31,
	2016	2015	2014
The intrinsic value of options exercised	$40,314	$15,374	$3,680
The original fair value of options exercised	$16,711	$3,721	$2,661

	Year ended December 31,
	2016	2015	2014
The intrinsic value of RSU's exercised	$1,177	$--	$--
The original fair value of RSU's exercised	$994	$--	$--

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2016	2015	2014

Cost of goods	$3,920	$2,214	$753
Research and development, net	2,119	1,905	1,034
Marketing, general and administrative	3,367	3,421	2,897
Total stock-based compensation expense	$9,406	$7,540	$4,684

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 17      -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2016, 2015 and 2014 to employees and directors amounted to $4.20, $7.16 and $3.10 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2016, 2015 and 2014 (all in weighted averages):

	2016	2015	2014
Risk-free interest rate	0.9%-1.3%	1.2%-1.4%	1.3%-1.8%
Expected life of options	4.60 years	4.75 years	4.75 years
Expected annual volatility	47%-48%	47%	47%-57%
Expected dividend yield	none	none	none

Risk free interest rate is based on yield curve rates published by the U.S. Department of Treasury.

Expected life of options is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility is based on the volatility of Tower’s ordinary share prior to the options grant for the term identical to expected life.

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes convertible into approximately 2.1 million ordinary shares as of December 31, 2016, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2016, Bank Ha’poalim was the sole holder of such capital notes.

As of December 31, 2016 and 2015, the Israeli Banks held a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices ranging between $10.5 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

E.	Dividend Restriction

According to the Facility Agreement, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full. Following the full repayment of the Israeli Banks loans in 2016, such restriction was removed and Tower is subject to the restrictions under the Israeli Companies Law, 1999 and to limitations under Series G debentures indenture,  which enables to distribute dividends subject to compliance with certain financial covenants.

F.	Warrants Series 7

In connection with the issuance of Debentures Series F in 2012, see Note 13C above, the debenture holders received warrants exercisable into approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share (“Warrants 7”). Warrants 7 were expiered on March 1, 2016.

G.	Warrants Series 9

In connection with a rights offering executed in 2013, the participants shareholders and certain other security holders received approximately 5.5 million Series 9 Warrants exercisable by June 2017 into ordinary shares with an exercise price of $7.33 per share. As of December 31, 2016 and 2015, the outstanding Series 9 Warrants were exercisable into approximately 2.3 million and 4.5 million ordinary shares, respectively.

H.	Convertible Debentures

With regard to convertible Debentures, see Notes 13C and 13E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18      -        INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2016	2015	2014
USA	49%	44%	45%
Japan	36	41	40
Asia *	12	11	11
Europe	3	4	4
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order, actual delivery may be shipped to other geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.
	As of December 31,
	2016	2015
Israel	$215,511	$176,764
United States	203,501	90,748
Japan	197,674	192,021
Total	$616,686	$459,533

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2016 and 2015, consist of the following customers:

	As of December 31,
	2016	2015
Customer 1	23%	29%
Customer 2	15%	17%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18       -      INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2016	2015	2014
Customer A	35%	40%	38%
Customer B	12	13	9
Other customers *	14	6	14

*
Represents sales to two different customers accounted for 5% and 9% of sales during 2016, to one customer accounted for 6% of sales during 2015 and to two different customers accounted for 7% each during 2014.

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2016, 2015 and 2014 were $11,857, $13,179 and $33,409, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consist of the following:

	Year ended December 31,
	2016	2015	2014

Jazz Notes accretion and amortization	$3,571	$3,015	$9,307
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	--	--	9,817
Changes in fair value (total level 3 changes in fair value, see Note 14E)	7,900	16,092	(1,669)
Debentures Series G amortization, rate differences and hedging results	1,901	--	--
Debentures Series F accretion and amortization including accelerated accretion, see Note 13C	150	87,973	39,494
Exchange rate differences	(3,768)	1,056	(5,352)
Others	2,738	1,794	3,807
	$12,492	$109,930	$55,404

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20      -       INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2016. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 25% in 2016 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the letter of approval regarding Tower's facilities and other capital investments' approved enterprise status (“Ktav Ishur”), as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval.

B.	Income Tax Provision

      The company’s income tax provision is as follows:

	Year Ended December 31,
	2016	2015	2014
Current tax expense (benefit):
Foreign (*)(**)	$5,948	$(8,473)	$2,814
Deferred tax expense (benefit):
Foreign(*)	(4,516)	(3,805)	(27,556)
Income tax expense (benefit)	$1,432	$(12,278)	$(24,742)

(*) Foreign are considered provisions for Tower’s subsidiaries outside Israel.

(**) Includes changes in unrecognized tax benefit, see D below.

	Year Ended December 31,
	2016	2015	2014
Profit (loss) before taxes:
Domestic	$168,668	$(59,797)	$78,677
Foreign	41,930	18,392	(104,791)
Total profit (loss) before taxes	$210,598	$(41,405)	$(26,114)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20      -        INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected in the balance sheets as of the respective dates:

	As of December 31,
	2016	2015
Net deferred tax benefit - current:
Net operating loss carryforward	$797	$797
Employees benefits and compensation	3,895	3,984
Others	5,480	5,774
	10,172	10,555
Valuation allowance, see F below	(3,014)	(3,519)
Total net current deferred tax benefit	$7,158	$7,036

	As of December 31,
	2016	2015
Deferred tax liability, net - long-term :
Deferred tax assets:
Net operating loss carryforward	$306,496	$327,924
Employees benefits and compensation	2,405	2,164
Research and development	1,940	1,940
Others	3,403	1,814
	314,244	333,842
Valuation allowance, see F below	(279,898)	(304,195)
	$34,346	$29,647
Deferred tax liability:
Depreciation and amortization	(96,242)	(51,238)
Deferred tax related to gain on TPSCo acquisition	(30,653)	(44,423)
Others	(2,684)	(3,730)
Total long-term deferred tax liability, net	$(95,233)	$(69,744)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20     -         INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2016	$13,538
Additions for tax positions of current year	157
Expiration of prior years provision due to TJP closure	(6,472)
Additions for tax positions of prior years	779
Translation differences	967
Balance at December 31, 2016	$8,969

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Additions for tax positions of current year	(623)
Expiration of statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Expiration of statute of limitation of prior years	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20      -        INCOME TAXES (cont.)

E.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2016	2015	2014
Tax expense (benefit) computed at statutory rates	$52,650	$(10,972)	$(6,920)
Effect of different tax rates in different jurisdictions	(4,772)	6,108	(18,453)
Gain on acquisition	(10,450)	--	(33,280)
Tax benefits for which deferred taxes were not recorded	(23,489)	11,687	27,757
Unrecognized tax expense (benefit)	(6,212)	(11,153)	412
Permanent differences and other, net	(6,295)	(7,948)	5,742
Income tax expense (benefit)	$1,432	$(12,278)	$(24,742)

F.	Net Operating Loss Carryforward

On December 31, 2016, Tower had net operating loss carryforward for tax purposes of approximately 1.5 billion USD, which may be carried forward for an unlimited period of time. The Company establishes a valuation allowance for deferred tax assets (see C above) when it is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidences.

The future utilization of Tower US Holdings’ net operating loss carryforward to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return. On December 31, 2016, Tower US Holdings’ had federal net operating loss carryforward of approximately $26,000 that will begin to expire in 2022, unless previously utilized.

On December 31, 2016, Tower US Holdings had state net operating loss carryforward of $137,900 that are expected to begin expiring in 2017 unless previously utilized. The full utilization of the remaining state net operating loss carryforward may not be available in the foreseeable future and may be significantly decreased based on the state filing method to be elected by Tower US Holdings, as since 2009, it adopted the word-wide method for California state taxes purposes. Moving to other method may result in reduced available net operating loss carryforward.

As of December 31, 2016 and 2015, TPSCo had operating loss carryforward of approximately $0 and $5,000, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2012 are deemed final.

Tower US holding is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

With few exceptions, Tower US Holdings is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2011 and before and foreign income tax examinations for 2012 and before. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

During 2016, the U.S. tax authorities commenced a regulatory audit of the Tower US Holdings’ tax returns for the years 2011 through 2014. There is no indication to date as for the expected results of such audit, if any
TPSCo was established in March 2014 and is subject to an income tax rate (including corporate tax, local tax, business enterprise tax) of approximately 33.5% and 35% for 2016 and 2015, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21      -       RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2016	2015
Long-term investment	Equity investment in a limited partnership	$37	$50
Trade accounts payable	Trade accounts payable	$--	$52

B.	Transactions

	Description of the transactions	Year ended December 31,
		2016	2015	2014
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$--	$13,970	$14,883
General and Administrative expenses	Directors’ fees and reimbursement to directors	$639	$234	$221
Other expense (income), net	Equity loss (profit) in a limited partnership	$13	$(6)	$16

NOTE 22       -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America in 1993, the Company utilized US GAAP reports (prior to 2007 Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company provides on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS relating to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -        ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

A.	Goodwill

Adjustment arising from goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s ordinary shares. Under US GAAP, the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS, the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently, no purchase price was allocated to goodwill under IFRS.

B.	Financial Instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that was determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39, such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, at which date such conversion feature was classified to equity.

C.	Pension Plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior years’ service cost is recorded to the profit and loss statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefit to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22     -        ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

E.	Condensed Balance Sheet in Accordance with IFRS:

	As of December 31, 2016
	US GAAP	Adjustments	IFRS
ASSETS:
Current assets	$697,998	$--	$697,998
Property and equipment, net	616,686	--	616,686
Long-term assets	65,200	(7,000)	58,200
Total assets	$1,379,884	$(7,000)	$1,372,884
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities	$247,115	$--	$247,115
Long-term liabilities	450,155	(1,323)	448,832
Total liabilities	697,270	(1,323)	695,947
TOTAL SHAREHOLDERS’ EQUITY	682,614	(5,677)	676,937
Total liabilities and shareholders' equity	$1,379,884	$(7,000)	$1,372,884

F.	Condensed Statement of Operations in Accordance with IFRS:

	Year ended December 31, 2016
	US GAAP	Adjustments	IFRS
Profit before income tax and excluding other financing expense, net	$223,090	$(193)	$222,897
Other financing expense, net	(12,492)	143	(12,349)
Profit before income tax expense	210,598	(50)	210,548
Income tax expense	(1,432)	--	(1,432)
Profit for the period	209,166	(50)	209,116
Net income attributable to the non-controlling interest	(5,242)	--	(5,242)
Net profit attributable to the company	$203,924	$(50)	$203,874

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2016	2015	2014
Net profit (loss) in accordance with US GAAP	$203,924	$(29,647)	$4,263
Financial instruments	143	73,770	21,556
Pension plans	(206)	(705)	(1,314)
Termination benefits	13	(45)	409
Net profit in accordance with IFRS	$203,874	$43,373	$24,914

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2016	2015
Shareholders’ equity in accordance with US GAAP	$682,614	$385,586
Financial instruments	(237)	(380)
Termination benefits	1,560	1,502
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$676,937	$379,708

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2016	2015
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of Other Long-Term Assets from US GAAP to IFRS:

	As of December 31,
	2016	2015
Other long-term assets in accordance with US GAAP	$4,447	$5,903
Financial instruments	--	(450)
Other long-term assets in accordance with IFRS	$4,447	$5,453

K.	Reconciliation of Short-Term Debt and Current Maturities of Loans and Debentures from US GAAP to IFRS:

	As of December 31,
	2016	2015
Short-term debt and current maturities of loans and debentures in accordance with US GAAP	$48,084	$33,259
Financial instruments	--	(70)
Short-term debt and current maturities of loans and debentures in accordance with IFRS	$48,084	$33,189

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

L.	Reconciliation of Long-Term Debentures from US GAAP to IFRS:

	As of December 31,
	2016	2015
Long-term debentures in accordance with US GAAP	$162,981	$45,481
Financial instruments	237	--
Long-term debentures in accordance with IFRS	$163,218	$45,481

M.	Reconciliation of Long-Term Employee Related Liabilities from US GAAP to IFRS:

	As of December 31,
	2016	2015
Long-term employee related liabilities in accordance with US GAAP	$14,176	$14,189
Termination benefits	(1,560)	(1,502)
Long-term employee related liabilities in accordance with IFRS	$12,616	$12,687