Form 20-F
period 2017-12-31
TOWER SEMICONDUCTOR LTD
filed 2018-04-30
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017          Commission File number: 0-24790
_______________________________________________
TOWER SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
________________________________________________________________________________

Israel
(Jurisdiction of incorporation or organization)
Ramat Gavriel Industrial Park
P.O.  Box 619, Migdal Haemek 2310502, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 98,457,717 Ordinary Shares.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.  See definition of  “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

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

The consolidated financial statements included in this annual report include the results and balances of Tower and the following companies from the applicable merger and acquisition dates: (i) Tower’s wholly-owned indirect subsidiary, Jazz, (ii) since March 31, 2014, its majority-owned subsidiary, TPSCo and (iii) since February 1, 2016, its indirect wholly-owned subsidiary, TJT.

As used in this annual report, “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California. “Fab 4” means the semiconductor fabrication facility TJP operated in Nishiwaki City, Hyogo, Japan until 2014. “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility TJT operates in San Antonio, Texas.

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

‑‑‑‑‑‑‑‑‑‑‑‑

JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor in the U.S.
TPSCO® and TPSCo ® (and design) are registered trademarks of TPSCo. in the U.S. and Japan.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars (“USD”). The selected historical audited consolidated financial information as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017, 2016 and 2015 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2015, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013 has been derived from our audited consolidated financial statements for those years not included in this annual report.

Our audited consolidated financial statements include the results of TowerJazz Japan, Ltd. (“TJP”) commencing June 3, 2011, TPSCo’s results commencing April 1, 2014, and TJT’s results commencing February 1, 2016. In 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology, Inc. which we held through a wholly-owned Japanese subsidiary, TJP. Our audited consolidated balance sheets include TJP’s balances since December 31, 2011, TPSCo’s balances since December 31, 2014, and TJT’s balances since December 31, 2016. In 2014, the operations of the facility in Nishiwaki ceased in the course of a restructuring of our activities and business in Japan and it completed its dissolution during 2016.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$1,387,310	$1,249,634	$960,561	$828,008	$505,009
Cost of revenues	1,033,005	946,534	755,196	764,220	476,900
Gross profit	354,305	303,100	205,365	63,788	28,109
Research and development	67,664	63,134	61,669	51,841	33,064
Marketing, general and administrative	66,799	65,439	62,793	58,783	42,916
Nishiwaki Fab restructuring and impairment cost (income), net…….	--	(627)	(991)	55,500	--
Acquisition related costs	--	--	--	1,229	--
Amortization related to a lease agreement early termination	--	--	--	--	7,464
Operating profit (loss)	219,842	175,154	81,894	(103,565)	(55,335)
Interest expense, net	(7,840)	(11,857)	(13,179)	(33,409)	(32,971)
Other financing expense, net	(7,607)	(12,492)	(109,930)	(55,404)	(27,838)
Gain from acquisition, net	--	50,471	--	166,404	--
Other income (expense), net	(2,627)	9,322	(190)	(140)	(904)
Profit (loss) before income tax	201,768	210,598	(41,405)	(26,114)	(117,048)
Income tax benefit (expense)	99,888	(1,432)	12,278	24,742	9,388
Net Profit (loss)	301,656	209,166	(29,127)	(1,372)	(107,660)
Net loss (income) attributable to non-controlling interest	(3,645)	(5,242)	(520)	5,635	--
Net Profit (loss) attributable to the Company	$298,011	$203,924	$(29,647)	$4,263	$(107,660)

Basic earnings (loss) per ordinary share	$3.08	$2.33	$(0.40)	$0.08	$(2.72)

Diluted earnings per ordinary share	$2.90	$2.09		$0.07

Other Financial Data:
Depreciation and amortization, including amortization of financing expenses and accretion	$208,411	$197,756	$256,005	$243,362	$164,824

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars and share data in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, short-term interest-bearing deposits and designated deposits	$445,961	$389,377	$205,575	$187,167	$122,871
Working capital	$571,959	$450,883	$235,608	$93,759	$150,498
Total assets	$1,673,639	$1,379,884	$965,368	$884,146	$705,887
Short-term bank debt and current maturities of loans, leases and debentures	$105,958	$48,084	$33,259	$119,999	$36,441
Loan from banks, net of current maturities	$87,533	$133,163	$210,538	$159,776	$108,739
Debentures, net of current maturities	$128,368	$162,981	$45,481	$107,311	$208,146
Capital leases, net of current maturities	$12,822	$--	$--	$--	$--
Shareholders’ equity	$1,029,706	$682,614	$385,586	$195,561	$141,248
Number of shares outstanding as of December 31 of any year	98,458	92,985	82,058	58,034	47,870

Risk Factors

Our business faces many risks. Any of the risks discussed below may have an adverse impact on our business, financial condition and operating results.

Risks Affecting Our Business

If we do not maintain our current customers and/or the margins we make on our products sold to them, and do not attract other customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2017, we had four customers that contributed between 7% to 30% of our revenues. During the year ended December 31, 2016, we had four customers that each contributed between 5% to 35% of our revenues. During the year ended December 31, 2015, we had three customers that each contributed between 6% to 40% of our revenues. The loss or reduction in volume or sales price to any one of these customers, whether due to their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, or attract new customers to replace such lost business, may materially negatively impact our overall business, revenue and consolidated financial profitability.

PSCS, a wholly-owned subsidiary of Panasonic Corporation, is a significant customer of TPSCo and Tower on a consolidated basis and is expected to continue to comprise a major portion of TPSCo's and Tower’s revenues under the five year volume manufacturing agreement with TPSCo dated March 2014. 30% and 35% of our consolidated revenues for the years ended December 31, 2017 and 2016, respectively, were generated under said agreement. The terms of the extended agreement with PSCS to be effective April 2019 and on is currently being negotiated.  Failure to significantly utilize TPSCo’s manufacturing capacity and generate sufficient revenues from PSCS and/or new customers in an amount which will cover the costs of operating TPSCo, as well as being able to maintain current or similar selling prices per wafer from PSCS under the  extended agreement may adversely affect our revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its/their revenue will not cover in full its/their operating and other costs, as well as may negatively impact our revenue and profitability.

We may be required to obtain financing for strategic opportunities, which financing may not be available for us in a timely manner or on favorable terms, and which may dilute the holdings of our shareholders and/or require us to incur additional debt.

In order to invest in strategic opportunities in support of our growth plans and/or business development activities we may be required to obtain funds from financing sources, including through debt vehicles and/or re-financing, sale of new securities or other financing alternatives.  There is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or business development activities, which may adversely affect our financial position and operations, may dilute the holdings of our shareholders and/or require us to incur additional debt.

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A material decrease in demand for products that contain semiconductors may decrease the demand for our services and products and a decrease in the selling prices of our customers’ products may reduce our profitability and business.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other electronic devices. Any significant decrease in the demand for these electronic devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other electronic devices decline significantly, we may be pressured to reduce our selling prices, which may reduce our revenues and margins significantly. As demonstrated in the past by downturns in demand for high technology products, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us, which may harm our business and profitability. The timing, severity and recovery of these downturns cannot be predicted.

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

There are many events that may occur which may adversely affect the manufacturing process running in a facility. From time to time, we experience high utilization rates in certain of our manufacturing lines and/or areas, which cause bottlenecks in the lines and/or specific areas and/or specific machines, power outages, water leaks, chemical leaks or other issues that may adversely affect our cycle time, yield and on schedule delivery.  We try to mitigate any potential damage caused by such events and have insurance coverage, which may compensate us partially or fully against certain types of damages, however, we cannot ensure that such events will not have a negative effect on the Company, such as late deliveries, which may cause customers to elect to transfer their product orders to other fabs, thereby potentially causing an immediate material loss of revenues for the applicable period, which may adversely affect our revenue, profitability and financial position.

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

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, a portion of which are beyond our control. These factors include, among others:

	The cyclical nature of the semiconductor industry and the volatility of the markets served by our customers;

	Changes in the economic conditions of geographical regions where our customers and their markets are located;

	Inventory and supply chain management of our customers;

	The loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

	The occurrence of an unexpected event, such as environmental events or industrial accidents such as fire or explosions, electricity outage or misprocess, affecting the manufacturing process and our ability to recover the lost or damaged products and provide quality and timely production to our customers without charging them significant additional costs;

	Completing capacity expansions and recruitment of personnel in a timely manner to address product demands by our customers;

	Mergers and acquisitions in the semiconductor industry and their effect on our market share;

	Our ability to satisfy our customers’ demand for quality and timely production;

	The timing and volume of orders relative to our available production capacity;

	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

	Price erosion in the industry and our ability to negotiate prices with our current and new customers;

	Our susceptibility to intellectual property rights’ disputes;

	Our dependency on export licenses and other permits required for our operations and the sale of our products;

	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

	Interest, price index and currency rate fluctuations that were not hedged;

	Technological changes and short product life cycles;

	Timing for the design and qualification of new products; and

	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, a portion of which are beyond our control, it may be difficult to predict our future performance and any such fluctuations may ultimately negatively affect our operating results and financial position.

Our financial position and operations may be affected as a result of our long term debt.

As of December 31, 2017, we had approximately $347 million of consolidated long term debt outstanding, comprised as follows: (1) Tower had approximately $135 million outstanding principal amount of debentures Series G,  payable in seven semi-annual consecutive equal installments from March 2020 to March 2023; (2) Jazz had approximately $58 million of outstanding principal amount of debentures, convertible into our ordinary shares, payable in December 2018, unless converted earlier; (3) TPSCo had loans amounting to approximately $98 million comprised of (i) approximately $33 million provided by JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd. (BOT), to be repaid in seven semi-annual equal installments payable between 2016 and June 2019 and (ii) approximately $65 million provided by JA Mitsui Leasing, Ltd. Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd., to be repaid in seven semi-annual equal installments between 2017 and 2020; (4) TJT had a loan amounting to $40 million from JA Mitsui Leasing Capital Corporation, repayable in seven semi-annual installments between 2019 and 2022 and (5) certain of the Company’s subsidiaries had capital lease agreements amounting to $16 million from JA Mitsui Leasing, repayable in quarterly installments between 2017 and 2021. Carrying such an amount of long term debt may have significant negative consequences on our business, including:

	limiting our ability to fulfill our debt obligations and other liabilities;

	requiring the use of a substantial portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

	increasing our vulnerability to adverse economic and industry conditions;

	limiting our ability to obtain additional financing;

	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

	fluctuations of the payable amounts in USD of TPSCo loans or other expenses which are denominated in JPY;

	potential enforcement by the lenders of their liens against our respective assets, as applicable, if an event of default occurs.

In order to service our debt, the applicable interest it carries and other liabilities and obligations and/or improve its terms and conditions and/or to invest in strategic opportunities for growth and/or business development activities, in addition to our cash on hand and expected cash flow generation from operating activities, we may decide to obtain funds from additional sources including debt vehicles and/or re-financing, sale of new securities, sale of intellectual property and/or intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or cover, in a timely manner, all our costs, capital expenditure investments and all of our scheduled debt detailed above, liabilities and obligations, which may adversely affect our financial position and operations.

There is no assurance that we will be successful in executing future acquisitions, utilizing the acquired facilities at least in an amount that may cover their costs, integrating them into our business and finding new customers and business in order to operate such acquired facilities and/or companies profitably, which may negatively affect our profitability and financial position.

We may decide to expand our business, including through acquisitions, as we have done in 2014 by acquiring a majority interest of TPSCo that holds three Japanese fabs from Panasonic and in 2016 by acquiring the San Antonio fab from Maxim, and attract new customers that will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully financing and consummating such acquisitions, integrating the acquired facilities into our business and loading them in an amount that may at least cover their operating and other costs.

Our reliance on acquisitions as a means of growth involves risks that may adversely affect our future revenues and operating results. For example:

	We may fail to identify acquisitions that would enable us to execute our business strategy.

	Other foundries may bid against us to acquire potential targets. This competition may result in decreased availability of, or increased prices for, suitable acquisition candidates.

	We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lenders, and as a result, or for other reasons, we may fail to consummate certain acquisitions.

	Potential acquisitions and integration require the dedication of substantial management effort, time and resources which may divert management’s attention, focus and resources from our existing business operations or other strategic opportunities, which may have a negative adverse effect on our business.

	We may fail to integrate acquisitions successfully in accordance with our business strategy, achieve anticipated benefits depending in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, expected synergies, attract sufficient business to newly acquired facilities in a timely manner or realize the anticipated growth opportunities from integrating an acquired business into our existing business.

	We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

	We may purchase a company with excessive unknown contingent liabilities, including, among others, patent infringement or product liability.

	We may not be able to obtain sufficient financing which could limit our ability to engage in certain acquisitions.

	The amount or terms of financing actually required before and after acquisition may vary from our expectations, resulting in a need for more funding that may not be available to us in order to finance the operations of the target acquisition, which may negatively impact our financial position and profitability.

We cannot assure you that we will be successful in expanding our business, finding and successfully executing such acquisitions or that they will achieve the expected synergies.  Further, we cannot assure you that we will increase our market presence and attract new customers and business in order to operate such acquired facilities profitably. With respect to TPSCo’s three Japanese fabs, its ability to successfully operate and fund its operations and business is dependent primarily on the following factors: (i) continuation by PSCS to order a sufficient number of wafers and manufacturing services from TPSCo; (ii) maintaining current or similar selling prices per wafer in the extended  agreement to be in effect from April 2019; and (iii) attracting new customers and successfully ramping  to production existing and new customers’ products. The terms of the extended manufacturing agreement with PSCS are currently in negotiation. Failure to significantly utilize TPSCo’s manufacturing capacity and generate sufficient revenues from PSCS and/or new customers in an amount which will cover TPSCo’s costs, as well as failure to maintain current or similar selling prices per wafer from, and sale volumes to, PSCS when renewing said agreement, may adversely affect TPSCo’s and Tower’s revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its/their revenue will not cover its/their full operating and other costs.

With regards to TJT’s fab, Maxim is expected to remain a significant customer of TJT, based on a long term 15 year volume manufacturing agreement at gradually decreasing volumes and revenue.   While we have started engaging and developing business opportunities with third party foundry customers for wafer manufacturing at our San Antonio fab, and have begun certain process technology transfers to enable ramp of customer products which currently require additional demand which cannot be fulfilled in our other facilities, implementation of new customer processes may take between one to three years to reach mass volume production, as customary in our industry.   Failure to generate sufficient revenues from Maxim and/or new customers in an amount which will cover TJT’s costs may adversely affect TJT’s and Tower’s revenue and profitability and may have an adverse effect on the operations of this facility if its revenue will not cover its full operating and other costs.

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

	fluctuations in the level of revenues from our operating activities;

	fluctuations in the collection of receivables;

	timing and size of payables;

	the timing and size of capital expenditures;

	the net impact of JPY/ USD fluctuations on our JPY income and JPY expenses;

	the repayment schedules of our debt service obligations;

	our ability to fulfill our obligations and meet performance milestones under our agreements;

	fluctuations in the LIBOR or TIBOR (Tokyo Interbank Offered Rate) rates which apply to our banks’ loans; and

	fluctuations in the USD to NIS exchange rate.

 We are required to comply with the terms of the Israeli Investment Center approved plan and regulations.

In 2011, we received an official approval certificate (“ktav ishur”) from the Israeli investment center (“Investment Center”), a governmental agency, for our expansion program pursuant to which we have received approximately $36 million to date for investments made commencing 2006 and through 2012.   In December 2017, we received approval from the Israeli Investment Center for our final performance report. Under our previous program approved in December 2000, we received $165 million of grants for capital expenditure investments made during the years 2001 through 2005. This plan was completed and approved by the Investment Center.

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

We have committed a portion of our capacity for future orders from certain customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, or if we are unable to fill such unutilized capacity in a timely manner, our financial results may be adversely affected.

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

The effects of a downturn or a weakness in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for our products and the end products of our customers.  Such a downturn or a weakness may adversely affect our customer base and/or our customers' products base by adversely affecting our ability to attract new customers and new business to our fabs as well as maintain current customers.  Such a downturn or weakness may also adversely affect our ability to increase the utilization rates in our manufacturing facilities and maintain them at a high level that would suffice to cover our substantial fixed costs, maintain commercial relationships with our customers, suppliers, and creditors, including our lenders, and continue our capacity growth.  In addition, such a downturn or weakness may negatively impact our ability to improve our future financial results and position, including our ability to raise funds in the capital markets, fulfill our debt obligations and other liabilities, refinance our debt and other liabilities and/or pay them in a timely manner. There is no assurance that such downturn will not occur.

 The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls caused by cancellations, rescheduling of orders or lower actual orders than quantities forecasted. Some purchase orders may be cancelled by the customer without payment of cancellation fees.  We also may elect to permit cancellation of orders without a cancellation fee where management believes it is in its best interest to do so. Rescheduling may relate to quantities or delivery dates, and sometimes relates to the specifications of the products we are shipping. Consequently, we cannot be certain that orders on backlog will be shipped when expected or at all.

We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. For these reasons, our backlog at any given date may not be a reliable indicator of our future revenues.

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

 Our financial results may be adversely affected if we are unable to operate our facilities at utilization rates that are high enough to reach revenue levels that would cover our costs and result in operating and net profits.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, associated mainly with our manufacturing facilities, while our variable costs are relatively small. Therefore, during periods when our facilities manufacture at high utilization rates, we are able to cover our costs.  However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs which remain constant, irrespective of the fact that fewer wafers were manufactured. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are high. If customer demand for our products is not sufficient to enable us to operate our facilities consistently at high utilization rates, we may not be able to fully reach revenue levels that would cover all of our costs and result in operating and net profits, as currently expected.

Our sales cycles are typically long, and orders ultimately received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses before receiving any product order and related revenue. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities.  This may adversely affect our operating results and financial condition considering that in addition to the revenues loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed cost, which remains constant irrespective of the number of wafers actually manufactured.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, potentially leading to rapid erosion of average sales prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. In addition, we cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, under-utilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for our products, the end products of our customers and the financial markets, which may adversely affect our business and financial position.

If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

	rapid technological developments;

	evolving industry standards;

	changes in customer and product end user requirements;

	frequent new product introductions and enhancements; and

	short product life cycles with declining prices as products mature.

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

In addition, many of our competitors may have one or more of the following competitive advantages over us:

	greater manufacturing capacity and /or availability of same;

	a more diverse and established customer base;

	greater financial, sales, marketing, distribution and other resources;

	governmental funding or support;

	a better cost structure; and/or

	better operational performance, including cycle time and yields.

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

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture wafers and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Although we continuously enhance our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems. Manufacturing issues we may face include the following:

	difficulties in upgrading or expanding existing facilities;

	unexpected breakdowns in our manufacturing equipment and/or related facility systems;

	unexpected events, such as an electricity outage or misprocess, affecting the manufacturing process;

	difficulties in changing or upgrading our process technologies;

	raw material shortages or impurities;

	delays in delivery or shortages of spare parts; and

	difficulties in maintenance and upgrade of our equipment.

Should such problems occur to a material degree  we may suffer delays in delivery, loss of income, loss of reputation and/or a loss of customers, any of which may adversely impact our business, revenues and financial condition.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers and may have an adverse effect on our business and financial results.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. We also procure used equipment which can take a long time to qualify to the manufacturing process, hence potentially delaying the manufacture of our products. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.   Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers, which may have a material adverse effect on our business and financial results.

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

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to partially hedge a portion, but not all of this currency exposure, to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS as far as it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate over the net profit margins, we have entered into cylinder hedging transactions which partially hedge our exposure to the currencies’ fluctuation to be contained within a pre-defined fixed range.

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

We also hold a securities investment portfolio, including interest bearing bonds and notes. An increase in the interest rates globally and other market changes may result in a reduced market value of these bonds and notes, thereby creating financing losses for us if we are unable to mitigate exposure,  react to the market changes promptly and adjust our securities investment portfolio components in a timely manner.

Although, as described above, we regularly engage in various hedging strategies to reduce our exposure to these risks and intend to continue to do so in the future, we are likely to remain partially exposed to interest rate increases (mainly LIBOR and TIBOR rates) and exchange rate fluctuations (mainly NIS and JPY rates as compared to the US dollar), which may have a material effect on our cost and financial results.

We depend on intellectual property to succeed in our business including intellectual property owned by us as well as intellectual property of third parties.  Failure to enforce our intellectual property rights as well as failure to maintain or acquire licenses to intellectual property of third parties may harm our business.

We depend on intellectual property in order for us to provide certain foundry services and design support to our customers. As of December 31, 2017, we held 267 patents in force. We intend to continue to file patent applications when appropriate. The process of applying for patents to obtain patent protection may take a long time and can be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will respect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will, at all times, enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which may reduce our opportunities to generate revenues. In the event that we are unable to enforce our intellectual property rights, our business may be harmed.

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

 From time to time, we are a party to litigation which may require management time and effort and may adversely affect us by harming our business, image and financials.

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

We may also be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

	negotiating cross-license agreements;

	acquiring licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

	discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

	litigating the matter in court, incurring substantial legal fees and paying substantial monetary damages in the event we lose; or

	developing non-infringing technologies, which may not be feasible.

Any one or several of these alternatives may place substantial financial and other burdens on us and hinder our business.  Litigation, which may result in substantial costs to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement. If we fail to obtain certain licenses or if we will be involved in litigation relating to alleged patent infringement or other intellectual property matters, it may prevent us from manufacturing particular products or using particular technologies, which may adversely impact our business and revenues.

Furthermore, in January 2016, a short-selling focused firm issued a short sell thesis report which we believe contains false and misleading information about our strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain of its officers, directors and its external independent auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof. In April 2018, the Israeli plaintiff appealed to the Israeli supreme court.  We believe the appeal is without merit and will vigorously defend ourselves until final dismissal of all claims.

We could be harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel,   Jazz’s production processes in California, TJT’s production processes in Texas and TPSCo’s facilities in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our manufacturing operations.

We are subject to risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to mitigate any potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not compensate us fully for all losses incurred due to a fire. If any of our fabs were to be damaged and/or cease operations for a certain period of time as a result of a fire, and if our insurance proves to be inadequate, our manufacturing capacity and revenues may be adversely affected. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration of our fab yield, substantial downtime to reset equipment before resuming production and an adverse effect on our revenue and profits.

Possible product returns could harm our business.

Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Future product returns may have an adverse effect on our business and financial results.

We are subject to risks related to our international operations.

We generate our revenues from customers located in the US, Europe and Asia-Pacific.  Because of our international operations, we are vulnerable to the following risks:

	JPY fluctuations against the USD, see above risk factor “Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results”;

	the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

	impact of potential new legislation under the Trump administration

	general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

	natural disasters affecting the countries in which we conduct our business;

	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

	adverse foreign and international tax rules and regulations, such as withholding taxes deducted from amounts due to us may not be refunded to us by the tax authorities since we are not entitled to foreign tax credit in Israel;

	weak protection of our intellectual property rights in certain foreign countries;

	delays in product shipments due to local customs’ restrictions;

	laws and business practices favoring local companies;

	difficulties in collecting accounts receivable; and

	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the import or export of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates certain logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate all the risks related to our international operations.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our senior executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel due to resignation, medical absence, illness or other reasons, and cannot find and integrate adequate replacement personnel into our senior management, business and operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels, including adjustment of the cash, equity and other components of compensation we offer our personnel.

Our business forecasts are premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers. Our business may not meet our forecasts if this trend does not continue to develop in the manner we expect, which may adversely affect our business and financial results.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business and financial results may be adversely impacted and may not meet our forecasts.

 If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers’ design needs, our business may be harmed.

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully, including their schedule and budget requirements, depends in part on the availability and quality of the relevant services, tools and intellectual property provided by electronic design automation vendors and design service providers. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, thereby potentially harming our business.

Failure to comply with existing or future governmental regulations may reduce our sales or increase our manufacturing costs.

The export of semiconductors that we manufacture may be subject to U.S., Israeli and/or Japanese export control and other regulations established by other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other applicable governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates may materially harm our business by reducing our sales, requiring extensive modifications to processes that we use in our product manufacturing thereby increasing our manufacturing costs, or requiring extensive modifications to our customers’ products.  We may not export products using or incorporating controlled technology without obtaining an export license. These restrictions may make foreign competitors facing less stringent controls on the export of their products more competitive in the global market.  The relevant government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be modified from time to time.

If certain of the integrated circuits we manufacture are defective and integrated into products, we may be subject to product liability claims or other claims which could damage our reputation and harm our business.

Our customers integrate our custom integrated circuits into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to the product. We cannot assure you that our insurance policies will compensate us fully for claims that may be made against us. In addition, we may be unable to obtain insurance in the future at satisfactory rates, with adequate coverage, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, may have a material adverse effect on our business, reputation, financial condition and our ability to attract and retain customers.

A workforce that is unionized may have adverse impact on our manufacturing costs as well as on our operations by work stoppages, strikes or other collective actions which may disrupt the fabs’ production and adversely affect the fabs’ performance, our customers and our operational and financial results.

A significant portion of the employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement, which was renewed for three additional years, effective as of July 1, 2015. Similarly, a significant portion of TPSCo’s employees at its fabs in Japan are represented by a union and covered by a collective bargaining agreement.  In addition, employees at our fabs in Israel, who currently are not members of any union, may wish to join in the future.  We cannot predict the effect that union representation or future organizational activities will have on these fabs’ manufacturing cost and business. Specifically under TPSCo’s collective bargaining agreement, the union and the company are required to first negotiate any points of dispute before taking any action such as work stoppages, strikes or other collective actions. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of said bargaining agreements or other potential union activities, which may disrupt their production and adversely affect our fabs’ manufacturing costs, operational performance metrics, our customers and our operational and financial results.

 Our fabs’ production performance metrics and business could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. TPSCo’s fabs are located in Japan, which is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of an earthquake.  Earthquakes may lead to fire in the fabs or other material damage, and any resulting damage could seriously disrupt production and result in reduced revenues. Although we maintain insurance policies to mitigate any potential losses that may be caused by earthquakes and other natural disasters, including business interruption insurance, our insurance coverage may not compensate us fully for all of the losses we may incur. If any of our fabs were to be damaged or cease operations, even for a limited duration, as a result thereof, and if our insurance proves to be inadequate, our manufacturing capacity and revenues may be adversely affected, thereby exposing us to third party claims. A power outage, even of very limited duration, caused by an earthquake or other natural disaster may result in a loss of wafers in production, deterioration of our fab yield and substantial downtime to reset equipment before resuming production, thereby potentially causing a material adverse effect on our business, revenue and profits.

Climate change may negatively affect our business.

There is increasing concern regarding climate change and its potential dramatic effects on human activity if no aggressive remediation steps are taken. Legislative developments with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs.

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

Compliance with the US Conflict Minerals Requirements Enacted Pursuant to the Dodd-Frank Act may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost and could adversely affect our business.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that require due diligence and disclosure as to whether our products contain conflict minerals. The Trump administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the SEC announced suspension of enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The potential implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or may lose customers and adversely impact our revenue and business if we are unable to alter our products, processes or sources of supply to avoid use of such materials. We may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

Risks relating to construction activities adjacent to Fab 3 and our Fab 3 lease.

Jazz leases its fabrication facility and offices under lease contracts that Jazz can extend until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period from 2022 to 2027. A few years ago, the landlord began a construction project adjacent to the fabrication facility.  It is possible that said project may adversely impact Jazz, including temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it could limit or delay Fab 3’s production, which may adversely affect our business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, may result in a loss of wafers in production, deterioration in Fab 3’s yield, and on schedule delivery and substantial downtime to reset equipment before resuming production. These may cause customer dissatisfaction and cause customers to contemplate transferring their product orders to other fabs, which may adversely affect our revenues and financial results. In addition, the lease amendment sets forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has claimed that our noise abatement efforts are not adequate under the terms of the amended lease.  We do not agree with, and are disputing, these claims.

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

Market sales of Tower’s shares, or a conversion or exercise of a material portion of our convertible securities (including notes, warrants and options), or issuance of new ordinary shares, or even the perception that such sales, conversions, exercises or issuances may occur, could depress the market price of Tower’s ordinary shares, may impair our ability to raise capital, and may limit our ability to fund our growth plans and serve our debt and other liabilities.

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

Since the establishment of the State of Israel in 1948, Israel has been in, and is subject to, armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital. Furthermore, we could experience serious disruption to our manufacturing in Israel if acts associated with said conflict result in any serious damage to said manufacturing facilities.  In addition, our business interruption insurance may not adequately compensate us for losses that we may incur, and any losses or damages incurred by us may have a material adverse effect on our business.

In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence, for a significant period of time, of one or more of our key employees or a significant number of our other employees due to military service. Such disruption may harm our operations and our business.

 If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week or our business license is not renewed, our business may be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption (which we need to timely renew) from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday (“Saturday Exemption”). In addition, our business license certificate issued by Migdal Ha’emek municipality needs to be renewed annually. If our Saturday Exemption or our business license are not renewed in the future, our financial results and business may be harmed.

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

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, which may impair our ability to sell certain of our technologies abroad. If such conditions are not met, we may be required to pay penalties in addition to repayment of the grants.

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS, as it was known prior to Amendment No. 7 (the "R&D Amendment") to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the "R&D Law"), now known as the Israel Innovation Authority (the "IIA").

In 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amended material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, and guidelines to some of the core issues of the R&D Law.  Due to the ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies which received government funding from the OCS or IIA.  This new directive may limit our ability to sell our technology assets outside of Israel or to outsource, transfer development or manufacturing activities with respect to any product or technology outside of Israel, or consummate a change in control in the Company.

Security, cyber and privacy breaches may hurt our business and operations.

Any security breach, including those resulting from a cybersecurity attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our fab operations, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third‑party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our, our customers' or any third party's confidential information, our reputation may be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers as well as incur operational damage to our machines and/or products.

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

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services.  We manufacture standard analog complementary metal oxide semiconductor (“CMOS”) process technology, which is a widely used method of producing ICs, and we specialize in specific technologies including CMOS image sensors, wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies, MEMS and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained during twenty five years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, we have significantly upgraded our Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies. Recently, we integrated advanced single Poly NVM into the Fab 1 process flows and are currently in the process of evaluating the development of GaN technological platform (GaN on Si).

In 2003, we commenced production in Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), and specifically RF switches on SOI, power platforms and mixed-signal technologies.

In September 2008, we merged with Jazz. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar, SOI and silicon germanium bipolar, complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates Fab 3 located in Newport Beach, California, US.

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo that manufactures products for Panasonic and other third party customers, using Panasonic's three semiconductor manufacturing facilities located in Hokuriku Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at said three fabs to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo.

In February 2016, we acquired Fab 9, located in San Antonio, Texas, US, from Maxim. The assets and related business that we acquired from Maxim are held and conducted through one of our wholly owned US subsidiaries, TJT. Fab 9 supports process geometries ranging from 0.80 to 0.18 for the manufacture of products using CMOS and analog based technologies.

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

Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices - all features that require increasingly complex ICs. The industry has experienced a dramatic increase in the number of applications that incorporate semiconductors.  Further, in order to compete successfully, semiconductor suppliers must minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs have focused more on their core competencies, design and intellectual property development, and tend to outsource manufacturing to foundries.

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

Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property. In addition, today’s analog market is driven strongly by growing sensitivity to environmental requirements such as the conservation of energy, and human well-being. This is seen in applications related to the Internet of Things (IoT) in particular in products with embedded sensors, medical devices, applications focused on entertainment, infotainment and safety, all developed using analog technology.

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

The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced foundry manufacturing services.  Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers.  In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, specialized RF devices on SOI, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS) and other types of original sensors, high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), and bipolar CMOS double-diffused metal oxide semiconductor (BCD).We have mastered the skills required to work in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

Foundries may also offer customers competitive complementary services through design, testing, and other technical services.

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

We also offer process transfer services to integrated device manufacturers (IDMs) who wish to manufacture products using their own process and do not have sufficient capacity in their own fabs.   Our process transfer services are also used by fabless companies that have proprietary process flows that they wish to manufacture at additional manufacturing sites for purposes of geographic diversity or require a new technology node which is very costly to build independent of other business commitments.  Our process transfer services include development, transfer, and extensive optimization as defined by customer needs.

With our world-class engineering team, well established transfer methodologies, and vast manufacturing experience, we offer state of the art production lines for core bulk CMOS and specialized technologies such as RF SOI, back-end-of-line (BEOL) magnetic random access memory (MRAM)  and  MTJ (magnetic tunnel junction) sensors, SiGe and  MEMS, among others. With a combination of well known intellectual property protection and capacity flexibility commitment, we ensure customer confidence and satisfaction for low-risk services and fast time-to-market.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over the last twenty five years.  We have built strong relationships with customers.  Our consistent focus on providing high-quality, value added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, whilst increasing the number of new customers and new products for production.

We also offer from time to time a wide range of support services for the establishment of new semiconductor fabrication facilities or the ramp of existing facilities owned by third parties, based on our technological, operational and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights, all subject to definitive agreements underlying such projects.

We derived a very significant amount of our revenues for the year ended December 31, 2017 from our target specialized markets: RF CMOS, power IC and discrete devices, CMOS image sensors, wireless communication and high performance analog.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: radio frequency CMOS (RF CMOS), CMOS image sensors (CIS) and integration of other types of sensors, advanced analog CMOS, radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) platforms for power management, RF and sensor applications,  LDMOS transistors, power  devices based on GaN (gallium nitride) technology, and sensors fabricated on GaN on silicon wafers.

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

We are currently actively involved in the high-end sensor and applications specific markets, which include applications such as high end video, high end photography, industrial machine vision, dental x-ray, medical x-ray, automotive sensors, security sensors and ToF (time of flight) three dimensional sensors for entertainment and industrial applications.

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

Having this technology, we are now offering our customers state of the art pixels for a variety of new markets such as the high end machine vision cameras or the rapidly growing security camera markets.

Specifically, our CIS portfolio includes pixels ranging from 1.12 micron up to 150 micron, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three dimensional sensors markets. Our advanced technology used in CMOS image sensors enables improved optical and electrical performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of very sophisticated and high performance camera module solutions. In addition, our advanced global shutter technology and global shutter pixels, as small as 2.5um, enable excellent performance, especially, very high shutter efficiency.

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

We developed our near Infra-Red imaging technology, specially developed for gesture recognition systems designed by leading world computer manufacturers and a series of spectrally sensitive image sensors, including proximity sensors and sensors sensitive in the UV range.

In the past year, we developed BSI (Backside Illumination) technology for both 200mm and 300mm wafers. For the 200mm wafers, we announced our cooperation with YCM (YuanChen Microelectronics) in China that provides the BSI part of the process on our wafers, using our own developed BSI technology. For the 300mm wafers, we also provide stacked wafer technology, where two wafers, one – a CMOS wafer and one - a CIS wafer, are connected electrically to provide high functionality on a CMOS Image Sensor.

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

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies of our competitors and are well suited for wireless electronics, such as highly integrated transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron, 0.13 micron and 65 nanometer.

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

Power and Power Management ICs

Our power technologies are generally divided into a low-voltage BCD offering and a 700V ultra-high voltage offering. Our low-voltage BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices integrated into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron. We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node with advanced isolation options (in particular SOI based), that allow our customers to design high performance products as well as products with high levels of integration.

Our 700V ultra-high voltage platform supports the fast growing LED lighting market as well as serving the more established AC adaptor and motor driver markets.

In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management devices on our 0.18 micron platforms. We have developed a series of Y-flash based modules with record (for the single Poly embedded MTP technologies) memory densities of up to 16kbit, which have been integrated in various power management products of our customers. We have also introduced high density single Polysilicon memory arrays of other intellectual property vendors into our CMOS process flows.

We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, including development of the new passive elements, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such technologies currently under development include GaN technologies for sensor applications and technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS, scaling the features we offer today to the 0.13 micron process, including the integration of advanced SiGe transistors with 0.13 micron CMOS and copper metallization.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to further solidify our position as the global specialty foundry leader, by increasing our market share at existing customers and aggressively expanding our global customer base.  We have marketing, sales, design support engineers, field application engineers and customer support personnel in China, Israel, Japan, Korea, Taiwan and the United States.  In selected markets, including Europe, South America, Japan and India our marketing and sales staff is supported by independent sales representatives, who have been selected based on their industry experience, customer relationships and understanding of the semiconductor marketplace.

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

The primary customers of our foundry and design services are fabless semiconductor companies and Integrated Device Manufacturers (IDMs). A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity at our production facilities for such customers. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. During the year ended December 31, 2017, we had four significant customers that each contributed between 7% to 30% of our revenues. During the year ended December 31, 2016, we had four significant customers that each contributed between 5% to 35% of our revenues. In 2015, we had three significant customers that each contributed between 6% to 40% of our revenues.

The percentage of our revenues from customers located outside the United States was 48%, 51% and 56% in the years ended December 31, 2017, 2016 and 2015, respectively. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2017	2016	2015
United States	52%	49%	44%
Japan	32%	36%	41%
Asia, excluding Japan	12%	12%	11%
Europe	4%	3%	4%
Total	100%	100%	100%

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

Competition

The global semiconductor foundry industry is highly competitive. We compete most directly in the specialty segment with foundries such as Powerchip, Vanguard Semiconductor, DongBu, X-Fab, and HH Semi.  We also compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing, though they each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. This includes existing Chinese, Korean and Malaysian foundries. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as ST, Intel, Samsung, and others that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external foundry customers.  Most of the foundries with which we compete are located in Asia-Pacific and benefit from their close proximity to companies involved in the design of ICs and to the Asian customer base.

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

IC Manufacturing.  Transistors and other circuit elements comprising an IC are formed by repeating a series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask.  Advanced IC manufacturing processes consist of hundreds of steps, including photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing.  The final step in the IC manufacturing process is wafer probing, which several key material suppliers under which they hold certain levels of inventory for our use. We are not obliged under these agreements to purchase and pay for the raw material inventory that is held by our vendors at our sites until we actually use it, unless we hold the inventory beyond specified time limits.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the Israeli Innovation Authority or IIA (formerly the Office of the Chief Scientist or OCS). Accordingly, Tower is subject to restrictions set forth in Israeli law, as amended, which may limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with the funding of the OCS or IIA, as set forth below.

Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid under the terms of the pre-R&D Amendment regime. The pre-R&D Amendment regime also imposed significant restrictions on manufacturing of products developed with government grants outside Israel and on the transfer to third parties of technologies developed through such projects.

In 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world. Pursuant to the R&D Amendment, the OCS was replaced with the newly established IIA, comprised of a Council body which included the Chief Scientist, the Director General and a member of the Research Committee. The Council has broad discretion regarding material matters, including with respect to new funding programs ("Tracks").  The IIA is required to determine certain characteristics, including the type of Benefit to be granted as well as its scope and conditions for receipt of approval for the Benefit ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares).The IIA may determine what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), and performance of innovative activities for the benefit of third parties. The Council is to decide upon these matters separately for each Track, based on certain guidelines stipulated in the R&D Amendment.

In 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the "Licensing Rules"). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a "License Fee" to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights and transfer of know-how.

 In addition to the above, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, U.S. and other foreign export regulations as may be applicable.

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

Research and development expenses for the years ended December 31, 2017, 2016 and 2015 were $67.7 million, $63.1 million and $61.7 million, respectively, net of government participation of $0.9 million, $0.5 million and $0.6 million, respectively. As of December 31, 2017, we employed 407 professionals in our research and development departments, 43   of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2017, we held 267 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in CMOS image sensors, embedded flash, power management, RF, SiGe, MEMS and mixed-signal technologies by continuous development in these areas. A main component of our process development strategy is to acquire licenses for standard CMOS technologies, cell libraries and specialized IPs (e.g. NVM) from leading providers, such as ARM and Synopsys, and further develop specialized processes through our internal design teams. The licensing of these technologies has significantly reduced our internal development costs.

In connection with the separation of Jazz Semiconductor’s business from Conexant in 2002, Conexant contributed to Jazz a substantial portion of its intellectual property, including software licenses, patents and intellectual property rights in know-how related to its business. Jazz agreed to license intellectual property rights relating to the intellectual property contributed to Jazz by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and sell such products, subject to obtaining Jazz’s prior consent.

Panasonic granted a license to certain process technologies to TPSCo for the manufacture of products for Panasonic and third party foundry customers. TPSCo may, in certain circumstances, sub-license such technology to Tower or to other third parties for payment of royalties.  The term of the agreement is five years until March 2019, and the parties are currently discussing the terms for extension thereof. In connection with the acquisition of Fab 9, Maxim granted TJT a license to certain process technologies for the manufacture of products at Fab 9 by TJT, some of which can only be used for the manufacture of products for Maxim, as well as license to certain process software for the manufacture of products at Fab 9.

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources in defending ourselves from such claims.

DESIGN SERVICES

To better serve our customers’ design needs using advanced CMOS and mixed-signal processes, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non-volatile memory design components.  These components are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memories arrays, mixed-signal and non-volatile memory design blocks.  To achieve optimal performance, all of these components must be customized to work with our manufacturing process. These components are used in most of our customers’ chip designs.

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

JAZZ SEMICONDUCTOR TRUSTED FOUNDRY

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

Capital expenditures in 2017 and 2016 were approximately $165 million and $210 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $20 million and $8 million, respectively.

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

Jazz leases its fabrication facility and offices under lease contracts that Jazz can extend until 2027.  In 2015, Jazz exercised its option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. Under Jazz amended leases, Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance.  Jazz and the landlord further amended the lease, setting forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has claimed that our noise abatement efforts are not adequate under the terms of the amended lease.  We do not agree with these claims and are disputing them.

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

Fab 9

In February 2016, we acquired Fab 9 in San Antonio Texas, USA from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly owned US subsidiary, TJT. Fab 9 supports process geometries ranging from 0.18 to 0.8 micron for the manufacture of products using CMOS and analog based technologies. Under the terms of this agreement, until the termination or expiration of the supply agreement signed between Maxim and TJT, Maxim has a right of first offer to re-purchase Fab 9 in the event Tower or any of its subsidiaries sell, transfer, dispose of, cease the operations of, close, transfer or relocate Fab 9, or if Tower or its operations at Fab 9 become subject to a petition of bankruptcy or liquidation.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

We have placed significant emphasis on achieving and maintaining a high standard of manufacturing quality. All our facilities are ISO 9001 certified, an international quality standard that provides guidance to achieve an effective quality management system.  In addition, all our facilities are TS16949 certified and are in process of acquiring the new IATF16949 certificates, a more stringent automotive quality standard.

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

Our goal in implementing OHSAS 18001, ISO 14001, ISO 9001, TS16949 and IATF16949  systems is to continually improve our environmental, health, safety and quality management systems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2017 and 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Critical Accounting Policies

Marketable securities

We account for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". The Company’s management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities are classified as "available-for-sale" measured at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss) (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

Our impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings.

For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in OCI.

Revenue Recognition

Our revenues are generated principally from sales of semiconductor wafers and in addition we also derive revenues, to a much lesser extent, from design support and other technical and support services, which are incidental to the sale of semiconductor wafers. The vast majority of our revenues is achieved through the efforts of our direct sales force.

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

We provide for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

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

Depreciation and Amortization of Fixed Assets and Intangible Assets

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Fixed and intangible assets depreciation and amortization expenses in 2017 amounted to $194 million. We estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 15 years; and (iii) technology and other intangible assets – 4 to 19 years. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of our subsidiaries are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets will affect our depreciation and amortization expenses. Income Taxes.

We account for income taxes using an asset and liability approach as prescribed in ASC 740-10, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate how to realize our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a part of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. See Note 19E and 19F in our annual financial statements included herein.

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

For Recently Issued Accounting Pronouncements see Note 2W in our annual financial statements included herein.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2017	2016	2015
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	74.5	75.7	78.6
Gross Profit	25.5	24.3	21.4
Research and development expense	4.9	5.1	6.4
Marketing, general and administrative expense	4.8	5.2	6.5
Nishiwaki Fab restructuring and impairment cost (income), ne	--	(0.1)	(0.1)
Operating profit	15.8	14.1	8.6
Interest expense, net	(0.6)	(0.9)	(1.4)
Other financing expense, net	(0.5)	(1.0)	(11.4)
Gain from acquisition, net	--	4.0	--
Other income (expense), net	(0.2)	0.7	--
Profit (loss) before tax	14.5	16.9	(4.2)
Income tax benefit (expense)	7.2	(0.1)	1.3
Net profit (loss)	21.7	16.8	(2.9)
Net income attributable to non-controlling interest	(0.3)	(0.4)	(0.1)
Net profit (loss) attributable to the Company	21.4%	16.4%	(3.0)%

Our consolidated financial statements include TJT’s results from February 1, 2016, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues. Revenues for the year ended December 31, 2017 increased to $1,387.3 million, as compared to $1,249.6 million for the year ended December 31, 2016. The increase in revenues of $137.7 million is mainly due to an increase in the volume of wafers shipments driven by higher customer demand to our products and higher utilization rates in our fabrication plants.

Cost of Revenues. Cost of revenues for the year ended December 31, 2017 amounted to $1,033.0 million as compared to $946.5 million for the year ended December 31, 2016. The $86.5 million increase in manufacturing cost is due to the increased volume of wafers manufactured and shipped, directly resulting in the incremental $137.7 million revenues, as described above.

Gross Profit. Gross profit for the year ended December 31, 2017 increased to $354.3 million as compared to $303.1 million for the year ended December 31, 2016. The $51.2 million increase in gross profit resulted directly from the increase of $137.7 million in revenues, partially offset by the increase in manufacturing cost of revenues, as described above.

Research and Development. Research and development expense for the year ended December 31, 2017, amounted to $67.7 million or 4.9% of revenue, as compared to $63.1 million or 5.1% of revenue recorded in the year ended December 31, 2016.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2017 amounted to $66.8 million or 4.8% of revenue, as compared to $65.4 million or 5.2% of revenue recorded in the year ended December 31, 2016.

Nishiwaki Fab Restructuring and Impairment Cost (Income), Net. Nishiwaki Fab restructuring and impairment cost (income), net, for the year ended December 31, 2016 which amounted to net income of $0.6 million is related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the year ended December 31, 2017 increased to $219.8 million as compared to $175.2 million for the year ended December 31, 2016. The $44.7 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net of interest income for the year ended December 31, 2017 decreased to $7.8 million as compared to $11.9 million for the year ended December 31, 2016. The decrease was mainly due to the early repayment of banks’ loans during 2016 and the increased level of cash and cash equivalents and short term deposits.

Other Financing Expense, Net.Other financing expense, net for the year ended December 31, 2017 decreased to $7.6 million as compared to other financing expense, net of $12.5 million for the year ended December 31, 2016. The decrease was mainly due to the 2016 financing cost related to the early repayment of the banks’ loans, which was executed during 2016.

Gain from Acquisition, Net. Gain from acquisition, net for the year ended December 31, 2016, was recorded following the acquisition of the San Antonio fabrication facility in the amount of $50.5 million, net.

Other Income (Expense), Net.Other expense, net for the year ended December 31, 2017 was $2.6 million as compared with other income of $9.3 million in the year ended December 31, 2016. The decrease was mainly due to a gain of $6.0 million in 2016 which resulted from an earn-out mechanism related to the acquisition of Fab 9, higher capital gains of $2.9 million in 2016 from the sales of machinery and equipment and an impairment of non-public equity investments at cost basis of $3.0 million in 2017.

Income Tax Benefit (Expense), Net. Income tax benefit, net for the year ended December 31, 2017 amounted to $99.9 million as compared to $1.4 million income tax expense, net in the year ended December 31, 2016. Income tax benefit, net for the year ended December 31, 2017 derived mainly from (i) $82 million income tax benefit resulted from the release of valuation allowance with regards to the net operating loss carryforward in Tower, since we have concluded that it is more-likely-than-not that such deferred tax assets will be realized (see note 19E and  19F to our annual consolidated financial statements for further details) and (ii) $13 million income tax benefit resulted from the US Tax Cut and Jobs Act which has been signed into law in December 2017, following which, among others, we expect to have a reduction in federal income tax rates from 35% to 21% (see Note 19E to our annual consolidated financial statements for further details). The change in valuation allowance described above affected our effective tax rate substantially and is not representative of our expected effective tax rate in the future. For further details on the considerations to said change in the valuation allowance, see note 19 to our annual consolidated financial statements.

Net Profit. Net profit for the year ended December 31, 2017 amounted to $298.0 million as compared to a net profit of $203.9 million for the year ended December 31, 2016. The increase in net profit in the amount of $94.1 million was mainly due to the increase of $44.7 million in operating profit described above and an increase of $101.3 million in income tax benefit, net, partially offset by $50.5 million net gain from the acquisition of the San Antonio facility during the year ended December 31, 2016, as described above.

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

Gain from Acquisition, Net.The Company recorded a net gain from the acquisition of the San Antonio fabrication facility. In February 2016, Tower acquired a fabrication facility in San Antonio, Texas through an indirect wholly owned subsidiary of Tower, TowerJazz Texas, Inc. (“TJT”). The purchase price was $40 million, payable through the issuance of ordinary shares of Tower, was $52.5 million lower than the fair value of the assets acquired, net of liabilities, thereby creating a gain from the acquisition. The net gain as presented in the statement of operations was $50.5 million after deduction of $2.0 million of acquisition related costs. The reason that consideration paid is the fair price, resulting in the bargain gain, is that we believe the seller factored in the saving of significant fixed costs and risks associated with running a fab and increased flexibility, gross margin and profitability, while lowering its capital expenditures.

Other Income (Expense), Net. Other income, net for the year ended December 31, 2016 amounted to $9.3 million attributable mainly to a $6.0 million gain resulted from an earn-out mechanism related to the San Antonio fab acquisition transaction as described in Note 3 to our consolidated financial statements as of December 31, 2016 and $5.0 million gain from sales of machinery and equipment.

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

Impact of Inflation and Currency Fluctuations.

We operate in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in NIS, USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2017, the USD depreciated against the NIS by 9.8%, as compared to 1.5% depreciation during the year ended December 31, 2016.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of our Israeli purchases and labor NIS denominated costs, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS to the extent it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate over the net profit margins, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2017, the USD depreciated against the JPY by 3.8%, as compared to 2.8% depreciation during the year ended December 31, 2016. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, we had an aggregate amount of $446.0 million in cash, cash equivalents and short term deposits, as compared to $389.4 million as of December 31, 2016. The main cash activities during the year ended December 31, 2017 included: $355.6 million positive cash flow generated from operating activities; $31.3 million proceeds received from exercise of warrants and options, net; $164.7 million invested in property and equipment, net of $20.0 million of proceeds received from sales of equipment and $2.9 million Israeli investment grant received; $114.7 million invested in marketable securities, net; and $50.3 million debt repaid.

As of December 31, 2017, the outstanding principal amount of bank loans was $138.2 million with carrying amount of $137.2 million presented in the balance sheet, of which $49.6 million was presented as short term. As of such date, we had an aggregate principal amount of $193.3 million outstanding debentures with $181.7 million carrying amount of debentures presented in our balance sheet, of which $58.3 million were presented as a current maturity.

Recent Financing Transactions- Capital Leases

Certain of the Company’s subsidiaries entered into capital lease agreements for certain machinery and equipment required at the fabrication facilities for a period of up to 4 years with an option to buy each or all of the machinery and equipment after 3 years from the start of the lease period at 40% of their original value. The lease agreements contain an annual interest rate of 1.85% and the principal amount is repayable between 2017 and 2021. The assets under the lease agreements are pledged to JA Mitsui until the time at which the respective subsidiary will buy the assets. The obligations under the capital lease agreement are guaranteed by Tower except for TPSCo’s obligations under its capital lease agreements. As of December 31, 2017 the outstanding capital lease liability was approximately $16 million, of which $3 million were included in current maturities.

Tower Debentures Series G

In June 2016, Tower raised approximately $115 million through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”) payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying annual fixed interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The Series G Debentures aggregate principal amount is NIS 468 million as of December 31, 2017. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap, see Note 11B to our consolidated financial statements for the year ended December 31, 2017. The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2017, Tower was in compliance with the financial covenants thereunder.

Jazz/ Wells Fargo Asset-Based Revolving Credit Line

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

In February 2018, Well Fargo and Jazz Semiconductor signed a 5-year extension of the Jazz Credit Line Agreement, under which Jazz will be able to drawdown up to $70 million through 2023. Any such drawdown will bear an interest rate ranging from Libor + 1.25% to Libor + 1.75%.

As of December 31, 2017 and the date hereof, there were no loans drawn-down under this credit line.

As of December 31, 2017, Jazz was in compliance with the financial covenants thereunder.

Notes Issued by Jazz in 2014

In March 2014, Jazz, together with certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain holders of Jazz notes issued in 2010 (the “2010 Notes” and “2014 Participating Holders”, respectively) according to which Jazz issued un-secured convertible senior notes maturing in December 31, 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45 million in aggregate principal amount of the 2010 Notes that were originally due June 2015.

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

As of December 31, 2017 and 2016, approximately $58 million principal amount of 2014 Notes was outstanding. As of December 31, 2017, Jazz was in compliance with the financial covenants thereunder.

Long Term Loan Agreement from Japanese Institutions

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo Lease Co., Ltd (BOT), under which it has borrowed approximately 8.8 billion JPY (outstanding principal amount was approximately $33 million and $53 million as of December 31, 2017 and 2016, respectively).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the original principal amount payable between 2018 and 2019 (the “Term Loan”). The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule. TPSCo’s obligations pursuant to the Term Loan are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with all of the covenants under this loan.

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset based loan (“ABL”) agreement, according to which, TPSCo entered into a five year term loan agreement with JP Banks under which TPSCo borrowed an amount of 8.5 billion JPY. As of December 31, 2017 and 2016 the outstanding principal amount was approximately $65 million and $73 million, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the original principal amount payable between 2018 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities in Japan.

The ABL agreement also contains certain financial ratios and covenants, as well as definitions of event of defaults and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with the financial covenants thereunder.

Long Term Loan Agreement for TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40 million. The loan carries annual interest of LIBOR+2.0% and is repayable between the third quarter of 2018 and 2021. The loan is secured mainly by a lien over TJT’s fabrication machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TJT was in compliance with the financial covenants thereunder.

Acquisition of a Manufacturing Facility in the U.S.

In February 2016, Tower completed the acquisition of a fabrication facility in San Antonio, Texas from Maxim. The acquisition purchase price was $40 million and it was done through a new indirectly wholly owned subsidiary of Tower, TJT.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, pursuant to which Maxim is committed to buy products from TJT in decreasing quantities over 15 years.

An engagement in relation to a new fabrication facility planned to be built in China.

In 2017, the Company, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed a framework agreement regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. According to the terms of the framework agreement, it was agreed that the Company will provide technological expertise together with operational and integration consultation, at terms and milestones to be further agreed to by the parties. The framework agreement further specifies capacity allocation to the Company of up to 50% of the targeted 40,000 wafers per month fab capacity, in order to provide the Company with additional manufacturing capability and capacity.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2017, 2016 and 2015 were $67.7 million, $63.1 million and $61.7 million net of government participation of $0.9 million, $0.5 million and $0.6 million respectively.

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

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art digital fabs are currently supporting process geometries of 14-28 nanometers and even below with 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to manufacturing these larger geometry products, which may result in reduced profitability for the associated manufacturers. However, our strategy to focus on differentiated specialty analog technologies, along with our deep applications knowledge, design enablement tools and customer technical support, enable us to achieve higher product selling prices as compared to manufacturers of “commoditized” standard products. The Company currently offers process geometries of (i) 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers; (ii) 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers; and (iii) 65 nanometer and 45 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies and Intellectual Property (IP) to address the key product and system requirements of our customers, thus enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, and industrial markets. For example, we believe that our specialty SOI and SiGe process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our Power Management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. TowerJazz specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, infra-red, ultra-violet and X-ray spectral ranges, develop both ultra small-size cameras and imagers occupying the whole surface of a 200mm wafer. We also target specialized sensors based on nanowire elements to be fabricated on silicon (SOI) and GaN technological platforms. Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, expanding our customer base, and grow our business at existing customers.

During recent years, we have accelerated our plans to expand manufacturing capacity. We have significantly increased capacity in Fab 1, Fab 2, Fab 3, and in Tonami CD Japan (for more details see “Our Operations in Japan”). In February 2016 we completed the acquisition from Maxim of fab 9 located in San Antonio, Texas to help us meet our customers’ demand. We are focused on successfully integrating all of our fabs globally and increasing the utilization of our fabs, by attracting new customers and opportunities.

We seek to maintain capital efficiency by leveraging our capacity and manufacturing model to ensure cost-effective manufacturing. With a global manufacturing footprint, including seven fabs in three continents, we are focused on sharing and applying best practices across the organization, to provide our customers with high quality solutions, along with the applications knowledge and technical support that allow them to unlock their competitive edge in the market.

E.  OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilities (mainly trade accounts payable)	175,010	175,010	--	--	--	--	--
Loans, related interests and Capital leases	161,013	55,977	49,850	37,515	17,671	--	--
Debentures and related interest	197,958	68,654	3,351	37,184	36,226	35,269	17,274
Operating leases	12,270	3,790	3,143	2,430	2,430	477	--
Equipment purchase agreements (1)	30,054	30,054	--	--	--	--	--
Other long-term liabilities	13,301	823	923	1,006	1,072	1,135	8,342
Other Purchase obligations (2)	77,245	55,804	9,153	4,666	3,120	2,502	2,000
Total contractual obligations	666,851	390,112	66,420	82,801	60,519	39,383	27,616

(1)
Equipment purchase agreements include amounts related to ordered equipment that has not yet been received of which up to $15.8 million expected to be sold and leased back with four years payment schedule.

(2)	Other Purchase obligations include primarily purchase agreements for raw materials.

In addition to these contractual obligations, we have committed approximately $1 million in standby letters of credit and guarantees.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to our customers, which as of December 31, 2017, amounted to approximately $46.0 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart. The table above reflects our commitments and contingencies which are known to us as of December 31, 2017. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof and actual payments may vary significantly from those presented above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2018:

Officer	Senior Managements’ Name	Age	Title
A	Russell C. Ellwanger	63
Chief Executive Officer and Director of Tower,  and  Chairman of the Board of Directors of its subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.

B	Oren Shirazi	48	Chief Financial Officer, Senior Vice President of Finance
C	Dr. Itzhak Edrei	58	President
D	Rafi Mor	54	Chief Operating Officer
E	Nati Somekh	43	Senior Vice President, Chief Legal Officer and Corporate Secretary
F	Yossi Netzer	54	Senior Vice President of Corporate Planning
G	Dalit Dahan	49	Senior Vice President of Human Resources and IT
H	Ilan Rabinovich	61	Senior Vice President of Quality and Reliability
I	Dr. Marco Racanelli	51	Newport Beach Site Manager and Senior Vice President and General Manager of RF/High Performance Analog Business Group, General Manager of US Aerospace & Defense Business Unit
J	Guy Eristoff	55	Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo)
K	Gary Saunders	57	Senior Vice President Worldwide Sales, and General Manager of Tower Semiconductor USA (TSU)
L	Dr. Avi Strum	56	Senior Vice President and General Manager of the CMOS Image Sensor Business Unit
M	Zmira Shternfeld-Lavie	52	Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D

Officer	Directors’ Name*	Age	Title
N	Amir Elstein	62	Chairman of the Board
O	Kalman Kaufman	72	Director
P	Alex Kornhauser	71	Director
Q	Dana Gross	50	Director
R	Ilan Flato	61	Director
S	Rami Guzman	79	Director
T	Yoav Z. Chelouche	64	Director
U	Rony Ross	68	Director
V	Iris Avner	53	Director

(*) Russell Ellwanger also serves as a director and his information is included under Senior Management above.  All of the directors other than Mr. Ellwanger meet the requirements for independent directors under SEC rules and the Nasdaq Marketplace Rules.

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

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Kalman Kaufman has served as a director since 2005 and serves as chairman of the Nomination Committee since January 2018.  Mr. Kaufman has served as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman thereof from February 2011 until February 2013. In addition, he has served as a member of our Audit Committee from August 2005 until May 2017.  Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, serves as a director at ATP labs and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as an external director until November 2016, and as a director thereafter.  Mr. Kornhauser has served as a member of the Compensation Committee since June 2009.  In addition, Mr. Kornhauser has served as a member of the Audit Committee from August 2008 until May 2017 and as chairman of the Audit Committee from January 2011 until May 2017.    Mr. Kornhauser served as Senior VP, General Manager of Global Operations at Numonyx Corporation from March 2008 to August 2010. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007, he served as Intel Israel Site GM, from January 2006 until March 2008, he served as VP of the Flash Memory Group, from December 2004 to December 2005, Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004, he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000, he served as F18 General Manager. Mr. Kornhauser holds a B.S. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as a director since November 2008, as a member of the Nomination Committee since January 2018 and as a member of the Compensation Committee since February 2013.   In addition, Mrs, Gross has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as an external director until November 2016, and as a director thereafter.  Mr. Flato has served as chairman of the Compensation Committee since February 2013 and as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  From 2009 until February 2018, Mr.  Flato has served as director in two Provident Funds and since February 2018, he serves as director in one Provident Fund.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018, he serves as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an M.A. in law from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as a director since February 2009, as a member of the Nomination Committee since January 2018, and as a member of our Audit Committee since August 2011. Mr. Guzman is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules.  Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies.  Since 2017, he serves as the Chairman of the board of directors of Tigbur.  Mr. Guzman also serves since 2005 as a director in various entities, including serving as a director in Bank Leumi until October 2015.  Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Nomination Committee since January 2018, and as a Chairman and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, he was co-chairman of Israel Advanced Technology Industries.  He currently serves on the Board of Directors of Checkpoint Software Technologies (NASDAQ:CHKP) and the Tel-Aviv Stock Exchange (TASE). He is currently a board member of Aviv’s portfolio companies: MGVS, Briefcam, ScaleMP  and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. He holds a B.A. in economics and statistics from Tel-Aviv University and an MBA from INSEAD, Fontainebleau, France.

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

Iris Avner has served as an external director until November 2016, and as a director thereafter.  Ms. Avner has served as a member of the Compensation Committee and Audit Committee since June 2016.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules.  Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, she served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, she served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.   Since March 2018, Ms. Avner serves as a member of the board of directors of Discount Bank.  She previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. in accounting and economics from Hebrew University and an MBA from Tel-Aviv University.

B.  COMPENSATION

For the year ended December 31, 2017, we paid to all our directors and senior management described in Item 6A. above, as a group, an aggregate of $9.1 million, in salaries, fees, payments upon termination and bonuses.  The total employer cost for personal vehicle, relocation expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits for such persons was approximately $2.1 million in the year ended December 31, 2017.

As required by the Israeli Companies Law, during 2013, Tower adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits. This compensation policy was created by the Compensation Committee, recommended for approval by the Board of Directors, which approved it and then approved by the shareholders’ meeting in September 2013. The Israeli Companies Law requires that every compensation policy be reviewed, assessed and approved at least every three years. Accordingly, the compensation policy was reviewed and assessed by the Compensation Committee, which proposed and approved a few amendments thereto and recommended to the Board of Directors to approve it.  Thereafter, in June 30, 2016 and June 29, 2017, the amended compensation policy was approved by the shareholders.  Since the adoption of the compensation policy in 2013, as later revised in June 30, 2016 and June 29, 2017, the terms of compensation of the Company's officers and directors are based on this policy. Our compensation policy is performance based and is designed to align our officers’ and directors' interests with those of the Company and its shareholders in order to enhance shareholder value. Its structure allows Tower to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as achieving a positive impact on Company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

Under the SEC and Nasdaq Listing Rules, a company must have, and certify that it has and will continue to have, a compensation committee of at least two members. Each committee member must be an independent director as defined in the Nasdaq Listing Rules. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, as set forth in the Nasdaq Listing Rules. The responsibilities of the Compensation Committee include the following:

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

Our Board of Directors appointed Mr. Ilan Flato, Mr. Alex Kornhauser, Ms. Dana Gross and Ms. Iris Avner as members of the Compensation Committee, and Mr. Ilan Flato as chairman of the Compensation Committee. The Compensation Committee has been charged by the board of directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law.  The board of directors also delegated to the Compensation Committee the review and approval of options and RSU grants to non-officer employees.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined with consideration of the following parameters:

a.	advancement of the goals of the Company, its working plan and its long-term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
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

Specified below is the individual data outlining the actual compensation granted to our five most highly compensated officers and/ or directors with respect to the year ended December 31, 2017 (collectively referred to herein as the “Covered Officers”). The Covered Officers, consist of A, C, B, D and G who were granted total compensation (in cash and/or in equity values, including employer’s cost of all social benefits and relocation expenses) with respect to the year ended December 31, 2017 in the total amount of approximately $11.3 million.

The base salary varies between the different officers and directors, and is individually determined according to the past performance, educational background, place of residence, professional experience, qualifications, specializations, role, business responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the compensation policy, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Base salary (gross) paid by the Company to the Covered Officers A, C, B, D and G with respect to the year ended December 31, 2017, amounted to $0.73 million, $0.38 million, $0.30 million, $0.25 million and $0.23 million, respectively. Officers and directors are entitled to social and other benefits as per applicable law and based on the practice of peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, global market and local market practice and applicable law. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company. The cost to the Company of such social and other benefits paid to the Covered Officers A, C, B, D and G with respect to the year ended December 31, 2017, amounted to $0.19 million, $0.20 million, $0.17 million, $0.15 million, and $0.15 million, respectively. In addition, when relevant, and subject to approval of the Compensation Committee, the Board of Directors and the Company's shareholders as may be required under applicable law, Covered Officer A is entitled to relocation related and reimbursement expenses and/or other benefits, including housing costs, family flights and other costs.   Such relocation related and reimbursement expenses granted to the Covered Officers A, C, B, D and G with respect to the year ended December 31, 2017, amounted to $0.28 million to Covered Officer A and $0 to the other Covered Officers.

For purposes of attracting high quality personnel, we may offer an officer or director a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the officer's or director's annual base salary. No such payment or accrual was made or earned in 2017.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The compensation policy sets forth a pre-defined mechanism which includes multiple sections with a range of weight (in percentage terms) of each group of component measures, which shall consist of bonus criteria based on measurable components and the weight (in percentage terms) of each measure as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded.  Office holders may also receive a special bonus, in an amount of up to four times the recipient’s monthly base salary, for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and will be granted only in situations where it is warranted as described below. The cash bonus gross amounts granted by the Company to the Covered Officers A, C, B, D and G during the year ended December 31, 2017, amounted to $1.66 million, $0.48 million, $0.49 million, $0.32 million and $0.29 million, respectively.

The equity based compensation offered by us is intended to be in a form of restricted stock units (“RSUs”) and/or other equity forms, such as options, in accordance with our equity based compensation policies and programs in place from time to time and in accordance with the compensation policy.  The equity based compensation, shall be granted as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, professional experience, qualifications, specializations, role, personal responsibilities and achievements of the officer or director and the prior salary and compensation arrangements therewith, and subject to legal limitations. As a general policy, options for our officers and directors shall gradually vest per passage of time over a period of one to 3 years (or more) and the RSUs shall be subject to time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.  We will calculate the fair market value of the equity based compensation for the officers and directors, at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model, when such award is approved by the Compensation Committee, Board of Directors and shareholders, as applicable, and will amortize such value over the applicable vesting schedule.  The equity’s exercise price and expiration date shall be as set forth in Section 14 of the compensation policy. The exercise price of options granted to the office holders shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The equity granted may contain a mandatory exercise provision for vested equity which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  The expiration date of equity options shall be seven years from date of grant and there shall be accelerated vesting of all equity granted to Executive Officers and Directors (including outstanding, current and future equity grants), in the event of their death, allowing the exercise of such vested equity in accordance with the terms of the applicable equity plan governing it. Total value of equity based compensation to the Covered Officers A, C, B, D and G recorded during the year ended December 31, 2017 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2017 with respect to all grants of equity vehicles to said Covered Officers), amounted to $1.94 million, $0.99 million, $0.82 million, $0.66 million and $0.60 million, respectively.

We may provide certain officers (not including directors) with a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which they may be entitled to all of the compensation elements, and to the continuation of vesting of their equity based compensation.  Officers (not including directors) shall provide us with prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, such officers may be requested to remain on our payroll and provide services to us.  During this period, such officers shall be paid their base salary and benefits and may be entitled to a partial or full annual bonus, based on their actual period of service or employment within this period, and based on the Company's performance during the period, the contribution of such officer to achieving our targets and profits and the circumstances of the termination.  Upon resignation, such officers who are Israeli employees may receive severance pay according to Israeli law. All other employees shall receive severance pay according to the applicable local laws.   Upon dismissal, officers who are Israeli employees may receive under the compensation policy severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us, subject to approvals as may be required. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to such officers for the aforementioned severance compensation shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to such officer in accordance with the local labor law. No such payment was made or earned in 2017.

Under the compensation policy, the Company may grant its officers (not including directors) a change of control bonus, subject to receipt of applicable corporate approvals as required by law. The change of control bonus would allow for a bonus in connection with a corporate transaction involving a change of control and subject to the termination of such officer upon the change of control. The change of control bonus may be in an amount of up to one annual base salary and acceleration of all unvested equity for exercise for the Company's chief executive officer and in an amount of up to nine (9) months' base salary and acceleration of all unvested equity for exercise for the other officers (excluding directors).  No such payment or accrual was made or earned in 2017.

In connection with a corporate transaction involving a change of control, the chairman of the board and other directors may be entitled to acceleration of all unvested equity for exercise.

In accordance with the compensation policy, the CEO is eligible for a termination grant upon termination of his employment.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment, his service and employment conditions in the course of said period, our performance during the period, his contribution to the achievement of our targets and profits and the circumstances surrounding the termination of employment. No such payment or accrual was made or earned in 2017.

On June 29, 2017, our shareholders approved an equity grant to our CEO in a value of $3 million, which was comprised of 70% time-vested RSUs and 30% performance-based RSUs,  both vesting over a three-year period; and an additional performance-based RSUs in a value of $1.5 million to bring the value of equity granted to him closer to what is provided to his peers in accordance with a benchmark study, as well as serve as a “bridge” grant to compensate for the previous grant cycle whereby awards vested on annual basis as opposed to the current structure whereby awards vest over a three year term. The performance criteria for the performance based RSUs are two financial corporate performance metrics, weighted equally: (i) net profit and (ii) cash provided by operating activities, based on the targets set under the Company’s board approved annual operating plan for 2017 (“AOP”).  For 2017, the performance based RSUs were fully earned by the CEO since the Company exceeded its targets for both net profit and cash provided by operating activities by attaining actual net profit of $298.0 million and  cash provided by operating activities of $355.6 million. For further details, see Tower’s proxy statement to its shareholders filed with the SEC on Form 6-K on May 25, 2017.

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

Directors shall be entitled to:

•	An annual fee which shall be capped at $60,000.

•	Per meeting fee which shall be capped at $2,000.

•	Reasonable travel expenses.

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

As of December 31, 2017, approximately 0.73 million options and RSUs were outstanding under the 2013 Plan to our directors and senior management described in Item 6A, of which approximately 0.4 million RSUs were outstanding to our CEO and approximately 0.03 million RSUs were outstanding to our Chairman.  Further grants may be approved in accordance with a decision of the Compensation Committee, Board of Directors of the Company and/or shareholders, as applicable. The abovementioned 0.03 million RSUs to our chairman of the board of directors under the 2013 Plan were approved by our shareholders in accordance with the Company’s approved compensation policy. The RSUs have a three year vesting schedule.

In June 2017, we granted the following equity awards to the CEO and directors under the 2013 Plan: (i) 85,228 time vested RSUs and 97,403 performance-based RSUs to the CEO, for a total compensation value of approximately $4.5 million; (ii) 12,176 time vested RSUs to the chairman of the board of directors for a total compensation value of approximately $0.3 million; and (iii)  3,044 time vested RSUs to each of our eight directors (excluding the Chairman and the CEO), for a total compensation value of approximately $0.6 million. These grants were approved by the shareholders on June 29, 2017. In addition, in 2017, the Company granted an aggregate of approximately 0.27 million RSUs to its senior management described in Item 6A under the 2013 Plan, vesting over a three year period.

For further information concerning our employee equity plans and outstanding employee equity, see Note 17B to the consolidated financial statements for the year ended December 31, 2017 included in this report.

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

The Israeli Companies Law – 1999 (the “Companies Law”) requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors.  Pursuant to a recently enacted amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the "Amendment to the Relief Regulations), however, a company may choose not to appoint external directors if it meets all of the following conditions:

•	The company's shares are listed on a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the NASDAQ Global Select Market;

•	The Company does not have a controlling shareholder; and

•
The Company complies with the requirements of the foreign securities laws and stock exchange regulations relating to appointment of independent directors and composition of audit and compensation committees as applicable to companies which are incorporated under the laws of such foreign countries.

Pursuant to the Amendment to the Relief Regulations, Israeli companies which meet the above conditions may opt to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of audit and compensation committees applicable to U.S. domestic issuers (which with respect to the Company are the Nasdaq Listing Rules and the rules set forth in the Exchange Act of 1934 (the "Exchange Act")) instead of complying with the Companies Law provisions relating to external directors. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and the composition of the audit and compensation committees as set forth above, may continue to serve out his/her term as a non-external director on the company's board of directors until the earlier of (i) the end of his/her three year term, or (ii) the second annual general meeting following the company's decision to comply with the said applicable foreign exchange rules, without any further action on the part of the Company or its shareholders. Such director may be elected to the board of directors by the Company's shareholders, but he/she would now be elected as a regular director (not an external director) and his/her election would be no different than the election of any other director.

 In September 2016, the Company's board of directors determined that the Company meets the requirements set forth in the Amendment to the Relief Regulations for being exempt from the requirement to appoint at least two external directors and from the requirements relating to the composition of the audit and compensation committees set forth in the Companies Law, and that commencing on November 1, 2016, the Company would  follow the exemption provided under the Amendment to the Relief Regulations, such that following such date, the Company would comply  with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic US issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company's board of directors determines otherwise. Under the Nasdaq Listing Rules, a majority of the board of directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  The board has made a determination of independence under the Nasdaq Listing Rules with respect to all directors, excluding the CEO and Chairman.

Mr. Ilan Flato, Mr. Alex Kornhauser and Ms. Iris Avner, the Company's external directors prior to the determination to follow the relief provided under the Amendment to the Relief Regulations,  continued serving as non-external directors starting from the date of the determination of the Company's board of directors detailed above, and were re-elected as non-external directors at the Company's 2017 annual general meeting, dated June 29, 2017 (the "2017 AGM"), to serve until the next annual general meeting of the Company or until their respective successors are duly elected.

Following the Company's determination to follow the relief provided under the Amendment to the Relief Regulations, our directors who had previously been elected as external directors received the compensation paid to them in their position as external directors until they were re-elected for service as non-external directors at the 2017 AGM, following which they are entitled to the same compensation paid to all of the Company's non-external directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger).

The Companies Law requires public companies to appoint an audit committee and a compensation committee. Following the Company's determination to follow the relief provided under the Amendment to the Relief Regulations, the composition of both our audit and compensation committees is governed by the rules set forth in the Nasdaq Listing Rules and the Exchange Act.

Mr. Yoav Chelouche, Mr. Ilan Flato, Mr. Rami Guzman, and Mrs. Iris Avner serve on Tower's audit committee, and Mr. Yoav Chelouche serves as the audit committee chairman. The board has determined that all of the members of the audit committee meet the independence and financial knowledge requirements for audit committee service of the Nasdaq Listing Rules and the Exchange Act, as well as the Nasdaq Listing Rules requirement regarding financial sophistication.  Mr. Ilan Flato, Mr. Alex Kornhauser, Mrs. Dana Gross and Mrs. Iris Avner serve on Tower's compensation committee.  The board has determined that all of the members of the compensation committee meet the independence requirements for compensation committee service of the Nasdaq Listing Rules and the Exchange Act.

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

D.  EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2017	2016	2015
Process and product engineering, R&D and design	1,054	1,015	948
Manufacturing and operations	3,917	3,895	3,118
Manufacturing support	399	370	317
Sales and marketing, finance & administration..	271	272	250

Total	5,641	5,552	4,633

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

Under the special collective bargaining agreement to which we are party in regard to our Israeli employees, we are required to contribute funds to an employee’s “Manager’s Insurance” fund and/or pension fund.  Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment.  To the Manager’s Insurance fund or pension fund, Tower employee contributes an amount equal to between 6% to 7% of his/her wages and Tower contributes an additional 14.83% to 16.3% of his or her wages.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, Section 14 to the Israeli Severance Pay Law, 5723-1963, applies to Tower, according to which the employer's contribution to severance pay shall replace payment of severance pay upon termination of employment.  Therefore, we are exempt from such severance pay upon termination as long as, and for the period during which, we contribute on a monthly basis the above mentioned benefits to such employee’s pension fund and/or Manager’s Insurance.

A portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement.  Jazz maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition, the bargaining agreement includes a post retirement medical plan to certain employees. For certain eligible bargaining union employees who terminate employment, Jazz provides a lump-sum benefit payment.

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

E.  SHARE OWNERSHIP

As of March 31, 2018, our directors and senior managers held options and RSUs to purchase an aggregate of 0.75 million of our ordinary shares. The options have an average exercise price of $13.29 per share and the options expire between 2020 and 2023. No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

As of March 31, 2018, approximately 98.7 million ordinary shares were issued and outstanding.  Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and ownership on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares is set forth below.  The voting rights of our major shareholder do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)

Phoenix holdings (3)	5.11%	4.68%

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

(3)
Based on the most recent report sent by Phoenix holdings to the company. The securities reported herein are beneficially owned by various subsidiaries of Phoenix Holding Ltd.  Based on Phoenix holdings report, each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

Tower's major shareholder does not have additional voting rights beyond their shareholdings percentage.

 As of March 31, 2018, there were a total of 15 holders of record of our ordinary shares, of which 9 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 65.7% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 65.7% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.  RELATED PARTY TRANSACTIONS

For information related to transactions with related parties, see Note 20 to the consolidated financial statements.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business.

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain of its officers, directors and its external independent auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof. In April 2018, the Israeli plaintiff appealed to the Israeli supreme court.  We believe the appeal is without merit and will vigorously defend ourselves until final dismissal of all claims.

B.  SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2017, except as disclosed in this annual report.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period

March 2018	30.39	26.52	104.90	91.60
February 2018	34.56	28.95	119.90	102.30
January 2018	36.08	33.01	124.00	114.10
December 2017	35.65	32.70	125.50	116.10
November 2017	36.69	31.11	128.00	107.80
October 2017	33.30	30.40	116.80	106.40
First quarter 2018	36.08	26.52	124.00	91.60
Fourth quarter 2017	36.69	30.40	128.00	106.40
Third quarter 2017	30.91	23.38	109.90	82.70
Second quarter 2017	25.89	20.60	92.14	76.46
First quarter 2017	23.65	19.02	86.51	73.17
Fourth quarter 2016	20.04	15.04	76.55	57.41
Third quarter 2016	16.13	11.74	60.30	45.68
Second quarter 2016	13.59	11.03	52.40	40.32
First quarter 2016	14.50	10.36	56.89	42.70
2017	36.69	19.02	128.00	73.17
2016	20.04	10.36	76.55	40.32
2015	18.29	10.68	73.79	41.85
2014	14.26	5.44	56.00	19.20
2013	8.67	3.85	32.40	13.40

ITEM 10.	ADDITIONAL INFORMATION

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

A special meeting may be convened by the request of two directors or by the request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. If the special meeting is not convened by the Board as set forth above, the person who requested the Board to convene the meeting may convene the meeting himself, provided that such meeting shall not be held after three months have elapsed from the date the request was submitted. Subject to exceptions, such notice must be given at least 21 days but not more than 35 days prior to the special meeting.

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

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, the terms of compensation of the general manager will not require shareholders approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

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

Companies Law Amendments

The Israeli legislature, the Knesset, approved Amendment 16 to the Companies Law which came into effect during 2011, Amendment 20 to the Companies Law which came into effect at the end of 2012, Amendment 22 to the Companies Law which came into effect at the beginning of 2014 and Amendment 26 to the Companies Law which came into effect at the end of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. On February 17, 2016, Amendment 27 to the Companies Law came into effect, on April 3, 2016, certain amendments to the Companies Regulations came into effect and on April 17, 2016 the Amendment to the Relief Regulations came into effect. The purpose of these amendments was to provide certain relief with respect to the existing provisions governing corporate governance practices of Israeli companies in order to, among other things, encourage companies to offer securities to public in Israel.

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

From time to time, amendments to the Companies Law are enacted and there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to future amendments to the Companies Law.

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

•
We currently comply and are required, under the relief provided under the Amendment to the Relief Regulations, to maintain compliance with the applicable NASDAQ Listing Rules and rules contained in the Exchange Act concerning the appointment of independent directors, following our determination to follow the exemption provided under the Amendment to the Relief Regulations (we are exempt from the requirement to appoint at least two external directors pursuant to the provisions of the Companies Law).

•	Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present.

•
Following our determination to follow the exemption provided under the Amendment to the Relief Regulations, the composition of our compensation committee is governed by the provisions of the NASDAQ Listing Rules and the Exchange Act governing the composition of the compensation committee applicable to U.S. domestic issuers. However, consideration and approval of compensation for our chief executive officer and other executive officers will be taken by the compensation committee, the board of directors and the shareholders as appropriate under the applicable rules under the Companies Law which may differ from those provided for in the NASDAQ Listing Rules. In accordance with the Companies Law, the compensation of directors, the chief executive officer and all other officers requires the approval of our compensation committee and board of directors, and under circumstances as detailed in this annual report, also requires the approval of our shareholders.  Such compensation must either be consistent with our approved Compensation Policy or, in special circumstances, may deviate therefrom, taking into account certain considerations set forth in the Companies Law.  We are required to seek shareholder approval for certain corporate actions requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation.

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

•
Following our determination to follow the exemption provided under the Amendment to the Relief Regulations, the composition of our audit committee is governed by the provisions of the NASDAQ Listing Rules and the Exchange Act governing the composition of the audit committee applicable to U.S. domestic issuers.

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

Material Contracts

For information regarding material contracts see Notes 3, 11, 12, 14, 15, 16 and 17 to our consolidated financial statements for the year ended December 31, 2017 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

A manufacturing agreement was entered into between Panasonic and TPSCo which sets forth the terms under which TPSCo shall operate its fabs and manufacture semiconductor device wafer products for Panasonic. Panasonic will order such products by providing TPSCo with a six month rolling forecast.  The quantities set forth in such forecast shall be fully binding with respect to specific lead times (determined per each category of products). Panasonic will pay for such products (provided they meet specified yield rates) based on the pricing specified in the agreement.  The initial term of the manufacturing agreement is five years.  The parties are currently discussing the terms under which said manufacturing agreement will be extended effective April 1, 2019 and on.

An intellectual property license agreement was entered into between Panasonic and TPSCo, to which Tower is a third party beneficiary, setting forth the terms pursuant to which Panasonic granted TPSCo a license to use Panasonic’s intellectual property rights to manufacture products for Panasonic and other third parties during the term of the agreement. Under the terms of the agreement, TPSCo is allowed to sublicense the licenses granted to Tower and other third parties, subject in certain cases to the prior written consent of Panasonic, and subject to payment of royalties. The initial term of the agreement shall be for five years and may be extended with the parties’ consent. The parties are currently discussing the terms under which said agreement will be extended effective April 1, 2019 and on.

A business transfer agreement was entered into between Panasonic and TPSCo designating the mechanism and process pursuant to which Panasonic assigned and transferred the joint venture assets, including the three fabrication facilities and their underlying assets, to TPSCo.

In addition to, and in connection with such transactions, additional ancillary agreements were entered into at the closing between Panasonic, TPSCo and/or Tower. In June 2014, Panasonic transferred its shares in TPSCo and its rights and obligations under the relevant ancillary agreements to PSCS, its wholly-owned subsidiary.

For details concerning the Company's financing transactions, its debentures as well as Jazz’s credit line and its notes related contracts, see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources."

For details concerning TPSCo's and TJT's long term loan agreements with their respective banks, see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources – Long Term Loan Agreements from Japanese Institutions” and “Item 5. Operation and Financial Review – B. Liquidity and Capital Resources –Long Term Loan Agreement for TJT".

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

Israeli Taxation

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 24% for 2017, and 23% commencing 2018. However, the effective tax rate payable by a company which derives income from a "Preferred Enterprise" (as further discussed below) may be lower.

Israeli Tax on Capital Gains

An individual is subject to a tax at a rate of 25% on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” in the company issuing the shares.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

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

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 24% in 2017 and 23% from 2018 onwards.

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

Israeli Tax on Interest Income and on Original Issuance Discount

Interest and Original Issuance Discount (OID) on our debentures Series G are, in general, subject to Israeli tax of up to 25% (which would be withheld at source) if received by an individual.  However, tax at the marginal rate (up to 50%), if one of the following applies:

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

Israeli Tax on Dividend Income

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares.

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

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident may not, in general, exceed 25%. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during the part of the tax year which precedes the date of payment of the dividend and during the entire tax year preceding such year and the dividend is not paid from the profits of a corporation entitled to the benefits of the Investment Law, the Israeli tax withheld may not exceed 12.5% or 15% in the case of dividends paid out of the profits of a corporation entitled to the benefits of the Investment Law, subject to certain conditions.

Significant changes to the Investment Law

Effective January 1, 2011 significant changes have been made to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 7.5% or 16% as of 2017, with the actual tax rates determined by the location of the enterprise. The location of Tower's fabrication facilities in Israel entitles it to benefit from a tax rate of 7.5%. The tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership.

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

“Preferred Income”  is defined as income from a preferred enterprise, as specified below,  with the condition that the income was produced or arose in the course of the enterprise's ordinary activity in Israel, and excluding certain income derives from intangible assets which are not attributed to the enterprise's production; income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

A “Special Preferred Enterprise” is defined as a Preferred Enterprise which meets all of the following conditions, during the relevant tax year: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by any of the following, and subject to the terms and reliefs stated in the Investment Law: (i) an investment of at least NIS 400 - 800 million in assets; (ii) in each tax year during the benefits period, R&D investment in a preferred zone of at least NIS 100 million more than the average R&D investments' amount during the 3 preceding years to the business plan's approval; (iii)  in each tax year during the benefits period, R&D investment in certain R&D's fields of at least NIS150 million more than the average R&D investments' amount during the 3 preceding years to the business plan's approval (or half of these amounts if the average annual R&D is above NIS 500 million); or (iv) the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty upon a request submitted by the recipient of such dividends. However, if such dividends are paid to an Israeli company no tax will be withheld.

Excess Tax

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or gain including, but not limited to, dividends, interest and capital gains, exceeds a certain threshold which is linked to the annual change in the Israeli consumer price index. The threshold in 2017 was NIS 640,000, and in 2018 is NIS 641,880.

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

We do not believe that we satisfied either of the tests for PFIC status in 2017 or in any prior year and we do not expect to be a PFIC for 2018. However, there can be no assurance that we will not be a PFIC in 2018 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.”  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

Risk of Interest Rate Fluctuation

As of December 31, 2017, we are subject to floating interest rate exposure in connection with the following: (i) approximately $98 million of TPSCo’s loans bearing interest at a rate equal to the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% - 2.0% per annum and (ii) $40 million of TJT’s bank loan with interest at a rate equal to the Libor plus 2.00% per annum

Under current terms of our loans, we have determined that an assumed 10% upward shift in the LIBOR rate as of December 31, 2017 (from 1. 84% to 2.02%), and a 10% upward shift in the TIBOR rate as of December 31, 2017 (from 0.11% to 0.12%), would not have a material effect on our interest payments in 2017.

Our cash equivalents, short-term deposits and investments in marketable securities are exposed to market risk due to fluctuation in interest rates on our cash deposits and/ or investments, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits/ securities. Due to the short maturities of our investments, and available for sale securities, their carrying value approximates their fair value.

Debentures Series G issued in 2016 (with an outstanding balance of approximately $135 million as of December 31, 2017), bear annual fixed interest of 2.79%, our 2014 Notes (with an outstanding balance of approximately $58 million as of December 31, 2017) issued by Jazz, bear fixed annual interest of 8% and approximately $16 million of our subsidiaries’ capital leases bear fixed interest rate of 1.85% per annum. Therefore, we are not subject to cash flow exposure and/ or financing expenses to interest rate fluctuations with respect to any of debentures Series G, Jazz 2014 Notes and the capital leases.

However, in the event that market interest rates for similar debt are decreasing and are lower than the interest rate provided under our debentures, capital leases or notes, our actual finance costs would have been higher than they otherwise would have been had our debentures or notes provided for interest at a floating interest rate, which would have impacted our financing expense in an immaterial manner. Assuming a 10% change in market interest rate, the effective impact on our debentures’ market value would be immaterial.

Foreign Exchange Risk

We operate in three different regions: Japan, United States and Israel. The functional currency of the United States and Israel entities is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in NIS, USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2017, the USD depreciated against the NIS by 9.8%, as compared to 1.5% depreciation during the year ended December 31, 2016.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a portion of this currency exposure, to be contained within a pre-defined fixed range.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate over the net profit margins, the company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2017, the USD depreciated against the JPY by 3.8%, as compared to 2.8% depreciation during the year ended December 31, 2016. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the CTA as part of OCI in the balance sheet.

Since we are exposed to the fluctuation in the USD to NIS exchange rate with respect to Tower's Series G issued in 2016 (principal and interest), we have entered into cash flow hedging transactions to fully mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap transaction. As of December 31, 2017 the outstanding principal amount of Debentures G was approximately $135 million.

Unrealized gain/loss from these transactions are recorded to Other Comprehensive Income. We are exposed to currency risk if there will be an event of default by the other parties of the exchange transaction (which are Israeli and Japanese leading banks). We estimate the likelihood of such default to occur is remote, as the other parties are widely recognized and reputable leading banks.

Assuming a 10% appreciation of the NIS against the US dollar on December 31, 2017 (from 3.47 to 3.15), the effective impact on our quarterly expenses denominated in NIS would be higher expenses by approximately $3 million, portion of which is hedged using the above described cylinder transactions.

Assuming a 10% appreciation of the JPY against the US dollar on December 31, 2017 (from 113 to 102), the effective impact on our quarterly expenses denominated in JPY would be higher expenses by approximately $2 million, a significant portion of which is hedged using the above described cylinder transactions and our natural hedging.

Impact of Inflation

We believe that the rate of inflation in Israel, which is ranging between 1% to 2% over the last 6 years, has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that four members of our audit committee, Mr. Ilan Flato, Mr. Rami Guzman, Mr. Yoav Chelouche and Ms. Iris Avner, are audit committee financial experts under applicable SEC rules and are independent as defined by NASDAQ Marketplace Rules.

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

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2017	2016
	(US dollars In Thousands)
Audit Fees (1)	790	761
Audit Related Fees (2)	27	51
Tax Fees (3)	26	20
Other (4)	26	52
	869	884

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2017 are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

1.1           Articles of Association of the Registrant, approved by shareholders on November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1, File No. 333-126909, “Form F-1 No. 333-1  26909”).

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

4.1           Form of Grant Letter for Non-Employee Directors Share Option Plan 2001/4 (incorporated by reference to exhibit 4.9 to the Form S-8 No. 333-83204).

4.2           Investment Center Agreement, dated November 13, 2001 (English translation of Hebrew original) (incorporated by reference to exhibit 10.2 to the Registrant’s Registration Statement on Form F-2, No. 333-97043).

4.3           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 to Form S-8 No. 333-117565).

4.4           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 to Form S-8 No. 333-117565).

4.5           Employee Share Option Plan 2005, as amended (incorporated by reference to Exhibit 4.1 of the 2008 Form S-8).

4.6           Form of Grant Letter to Israeli Employees (incorporated by reference to Exhibit 4.4 of the 2006 Form S-8).

4.7           Form of Grant Letter to US Employees (incorporated by reference to Exhibit 4.5 of the 2006 Form S-8).

4.8           Form of Grant Letter for grants to Jazz employees under the Employee Share Option Plan 2005 (incorporated by reference to Exhibit 4.4 of the 2008 Form S-8).

4.10         Form of Assumption Letter from the Registrant to holders of Jazz Technologies, Inc. 2006 Equity Incentive Plan options (incorporated by reference to Exhibit 4.6 of the 2008 Form S-8).

4.12         CEO Share Option Plan 2005 (incorporated by reference to Exhibit 4.6 of the 2006 Form S-8).

4.13         Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.7 of the 2006 Form S-8).

4.14         Option Grant Letter Agreement - CEO Share Option Plan 2005 from the Registrant to our CEO, dated September 28, 2006 (incorporated by reference to Exhibit 4.8 of the 2006 Form S-8).

4.15         Option Grant Letter Agreement - CEO Share Option Plan 2005 from Tower Semiconductor USA, Inc. to our CEO, dated July 15, 2005 (incorporated by reference to Exhibit 4.9 of the 2006 Form S-8).

4.16         2009 Chairman Share Incentive Plan (incorporated by reference to Exhibit 4.20 to the 2010 20-F).

4.17         Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd. (incorporated by reference to Exhibit 99.5 of the November 2006 Form 6-K).

4.18         Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.8 of the November 2006 Form 6-K).

4.19         Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.9 of the November 2006 Form 6-K).

4.20         Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.10 of the November 2006 Form 6-K).

4.21         Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.11 of the November 2006 Form 6-K).

4.22         Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 99.12 of the November 2006 Form 6-K).

4.23         Equity Convertible Capital Note, dated April 13, 2014, issued to bank Leumi Le-Israel B.M. (incorporated by reference to exhibit 4.25 to the 2013 20-F).

4.24         Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K for the month of March 2007 No.1 filed on March 15, 2007 (the “March 2007 Form 6-K”)).

4.25         Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 of the March 2007 Form 6-K).

4.26         Agreement and Plan of Merger and Reorganization, dated May 19, 2008, between the Registrant, Jazz Technologies, Inc. and Armstrong Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the May 20, 2008 Form 6-K).

4.27         Conversion Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.87 to the 2008 20-F).

4.28         Conversion Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.88 to the 2008 20-F).

4.29         Conversion Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.89 to the 200820-F).

4.30         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.91 to the 2008 20-F).

4.31         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 4.92 to the 2008 20-F).

4.32         Undertaking by Israel Corporation Ltd., dated September 25, 2008. (incorporated by reference to Exhibit 4.93 to the 2008 20-F).

4.33         Securities Purchase Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.94 to the 2008 20-F).

4. 34        Equity Convertible Capital Note, dated October 29, 2012, issued to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.38 to the 2012 20-F).

4.35         Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M. (incorporated by reference to exhibit 4.39 to the 2013 20-F).

4.36         Amended and Restated Registration Rights Agreement, dated September 25, 2008, with the Israel Corporation Ltd. (incorporated by reference to Exhibit 4.101 to the 2008 20-F).

4.37         Amendment to Undertaking by the Israel Corporation Ltd., dated January 6, 2009 (incorporated by reference to Exhibit 4.102 to the 2008 20-F).

4.38         Master Agreement by and among Micron Technology, Inc., Micron Japan, Ltd. and Tower Semiconductor Ltd. dated May 25, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.39         Credit Support and Subordination Agreement, by and among Micron Technology, Inc., Micron Japan, Ltd., Tower Semiconductor Ltd., TowerJazz Japan, Ltd., and TowerJazz Japan, Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.40         Shareholder Rights and Restrictions Agreement between Micron Technology, Inc. and Tower Semiconductor Ltd. dated June 3, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (No. 333-178166)).

4.41         2013 Share Incentive Plan (incorporated by reference to Exhibit 4.54 to the 2014 20-F).

4.42         The Amended Compensation Policy of the Company(incorporated by reference to Annex A to Proposal4 found in Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 25, 2016).

4.43         The Amended Compensation Policy of the Company (incorporated by reference to Annex A to Proposal 3 found in Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 25, 2017).

4.44         Exchange Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015 (incorporated by reference to Exhibit 4.59 to 2013 20-F).

4.45         Purchase Agreement dated as of March 19, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and certain holders of the Jazz Technologies, Inc. 8% Senior Notes due 2015 (incorporated by reference to Exhibit 4.60 to 2013 20-F).

4.46         Indenture dated as of March 25, 2014 by and among Jazz Technologies, Inc., Tower Semiconductor, Ltd., Jazz Semiconductor, Inc., Newport Fab, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.61 to 2013 20-F).

4.47         Joint Venture Formation Agreement among Tower Semiconductor Ltd. and Panasonic Corporation, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.63 Registrant’s Form 20-F/A filed on November 17, 2014).

4.48         Shareholders Agreement between Tower Semiconductor Ltd., Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.64 to the Registrant’s Form 20-F/A filed on November 17, 2014).

4.49         Business Transfer Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.65 to the Registrant’s Form 20-F/A filed on November 17, 2014).

4.50         Manufacturing Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.66 to the Registrant’s Form 20-F/A filed on November 17, 2014).

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

#12.2       Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1       Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2       Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1       Consent of Brightman Almagor  Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101        The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets as of December 31, 2017 and 2016;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger Russell C. Ellwanger Chief Executive Officer

April 30, 2018

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
March 6, 2018

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 6, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
March 6, 2018

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of December 31,
	2017	2016

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$445,961	$355,284
Marketable securities	113,874	--
Short term deposits	--	34,093
Trade accounts receivable	149,666	141,048
Inventories	143,315	137,532
Other current assets	21,516	30,041
Total current assets	874,332	697,998

LONG-TERM INVESTMENTS	26,073	25,624

PROPERTY AND EQUIPMENT, NET	635,124	616,686

INTANGIBLE ASSETS, NET	19,841	28,129

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	111,269	4,447

TOTAL ASSETS	$1,673,639	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans, leases and debentures	$105,958	$48,084
Trade accounts payable	115,347	99,262
Deferred revenue and customers' advances	14,338	26,169
Employee related liabilities	50,844	49,517
Other current liabilities	15,886	24,083
Total current liabilities	302,373	247,115

LONG-TERM DEBT
Debentures	128,368	162,981
Other long-term debt	100,355	133,163

LONG-TERM CUSTOMERS' ADVANCES	31,908	41,874

EMPLOYEE RELATED LIABILITIES	14,662	14,176

DEFERRED TAX LIABILITY	63,924	95,233

OTHER LONG-TERM LIABILITIES	2,343	2,728

Total liabilities	643,933	697,270

Ordinary shares of NIS 15 par value:	391,727	369,057
150,000 authorized as of December 31, 2017 and 2016
98,544 and 98,458 issued and outstanding, respectively, as of December 31, 2017
93,071 and 92,985 issued and outstanding, respectively, as of December 31, 2016

Additional paid-in capital	1,347,866	1,318,725
Capital notes	20,758	41,264
Cumulative stock based compensation	80,565	68,921
Accumulated other comprehensive loss	(22,759)	(27,827)
Accumulated deficit	(773,025)	(1,071,036)
	1,045,132	699,104
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,036,060	690,032
Non controlling interest	(6,354)	(7,418)
TOTAL SHAREHOLDERS' EQUITY	1,029,706	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,673,639	$1,379,884

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2017	2016	2015

REVENUES	$1,387,310	$1,249,634	$960,561

COST OF REVENUES	1,033,005	946,534	755,196

GROSS PROFIT	354,305	303,100	205,365

OPERATING COSTS AND EXPENSES:

Research and development	67,664	63,134	61,669
Marketing, general and administrative	66,799	65,439	62,793
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)	(991)

	134,463	127,946	123,471

OPERATING PROFIT	219,842	175,154	81,894

INTEREST EXPENSE, NET	(7,840)	(11,857)	(13,179)

OTHER FINANCING EXPENSE, NET	(7,607)	(12,492)	(109,930)

GAIN FROM ACQUISITION, NET	--	50,471	--

OTHER INCOME (EXPENSE), NET	(2,627)	9,322	(190)

PROFIT (LOSS) BEFORE INCOME TAX	201,768	210,598	(41,405)

INCOME TAX BENEFIT (EXPENSE), NET	99,888	(1,432)	12,278

NET PROFIT (LOSS)	301,656	209,166	(29,127)

Net income attributable to non controlling interest	(3,645)	(5,242)	(520)

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$298,011	$203,924	$(29,647)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE:

Earnings (loss) per share	$3.08	$2.33	$(0.40)

Weighted average number of ordinary shares outstanding	96,647	87,480	74,366

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$2.90	$2.09

Net profit used for diluted earnings per share	$306,905	$212,160

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	105,947	101,303

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

Net profit (loss)	$301,656	$209,166	$(29,127)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	5,681	923	(2,485)

Change in employees plan assets and benefit obligations $171, $184 and $96 for the years ended December 31, 2017, 2016 and 2015, respectively	511	(546)	176

Unrealized gain (loss) on derivatives	1,796	266	(64)

Comprehensive income (loss)	309,644	209,809	(31,500)

Comprehensive (income) loss attributable to non-controlling interest	(6,565)	(6,902)	769

Comprehensive income (loss) attributable to the Company	$303,079	$202,907	$(30,731)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income (loss)		deficit	stock	income (loss)	interest	Total

BALANCE AS OF JANUARY 1, 2015	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								--
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Issuance of shares	3,297	12,504	27,496									40,000
Conversion of debentures and exercise of warrants into share capital	3,080	12,069	10,223									22,292
Exercise of options	3,650	14,412	3,192									17,604
Capital notes converted into share capital	900	3,500	3,789	(7,289)								--
Employee stock-based compensation					9,406							9,406
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend to Panasonic											(2,563)	(2,563)
Accumulated amount due to adoption of ASU No. 2016-09, Compensation -
Stock Compensation (Topic 718)					1,306			(1,306)				--
Other comprehensive income:
Profit								203,924		$203,924	5,242	209,166
Foreign currency translation adjustments							(737)			(737)	1,660	923
Change in employees plan assets and benefit obligations						(546)				(546)		(546)
Unrealized loss on derivatives						266				266		266
Comprehensive income										$202,907

BALANCE AS OF DECEMBER 31, 2016	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614

Changes during the period:

Issuance of shares	2,914	12,128	4,247									16,375
Exercise of options	1,629	6,750	8,180									14,930
Capital notes converted into share capital	930	3,792	16,714	(20,506)								--
Employee stock-based compensation					11,644							11,644
Dividend to Panasonic											(5,501)	(5,501)
Other comprehensive income:
Profit								298,011		$298,011	3,645	301,656
Foreign currency translation adjustments							2,761			2,761	2,920	5,681
Change in employees plan assets and benefit obligations						511				511		511
Unrealized loss on derivatives						1,796				1,796		1,796
Comprehensive income										$303,079

BALANCE AS OF DECEMBER 31, 2017	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2017	98,458

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	$301,656	$209,166	$(29,127)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	208,411	197,606	168,032
Financing expense associated with debentures series F	--	150	87,973
Effect of indexation, translation and fair value measurement on debt	12,865	8,292	16,078
Other expense (income), net	2,627	(9,322)	190
Gain from acquisition, net	--	(50,471)	--
Changes in assets and liabilities:
Trade accounts receivable	(6,564)	(30,104)	(11,115)
Other current assets	(8,321)	(265)	(14,978)
Inventories	(4,277)	(22,069)	(17,908)
Trade accounts payable	(8,649)	5,550	(26,163)
Deferred revenue and customers' advances	(21,803)	23,581	32,725
Employee related liabilities and other current liabilities	(8,219)	(145)	8,454
Long-term employee related liabilities	(3,247)	(798)	(2,036)
Deferred tax, net	(108,459)	(4,564)	(4,173)
Other long-term liabilities	(385)	861	(12,739)
Nishiwaki employees retirement related payments in connection with its operation cessation	--	--	(24,907)
Net cash provided by operating activities	355,635	327,468	170,306

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(187,676)	(217,496)	(172,078)
Proceeds related to sale and disposal of property and equipment	20,038	7,872	6,589
Investment grants received	2,921	--	--
Deposits and other investments, including marketable securities, net	(80,643)	(17,101)	(30,000)
Net cash used in investing activities	(245,360)	(226,725)	(195,489)

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	--	113,149	--
Exercise of warrants and options, net	31,315	38,803	14,424
Proceeds from loans	--	55,960	70,592
Loans repayment	(43,259)	(132,018)	(18,200)
Principal payments on account of capital lease obligation	(781)	--	--
Debentures repayment	(6,215)	--	(51,489)
Dividend payment to Panasonic	(4,378)	(2,563)	(1,570)
Net cash provided by (used in) financing activities	(23,318)	73,331	13,757

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	3,720	5,635	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	90,677	179,709	(11,592)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,284	175,575	187,167

CASH AND CASH EQUIVALENTS - END OF PERIOD	$445,961	$355,284	$175,575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

NON-CASH ACTIVITIES:

Investments in property and equipment	28,419	$23,747	$18,657
Conversion of debentures to share capital	--	$611	$195,726

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	10,198	$9,534	$12,371
Cash paid during the period for income taxes	17,668	$3,485	$3,469

(a) ACQUISITION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiaries:
As of
February 1, 2016

Working capital (excluding cash and cash equivalents)	$10,775
Fixed assets	106,919
Intangible assets	2,799
Long-term liabilities	(28,021)
92,472
Less:
Share capital	40,000
Gain from acquisition, net	52,472
92,472

Cash from the acquisition of a subsidiaries consolidated for the first time	$--

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1          -      DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc. (“TJT”), as described in Note 3 below; and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry service providers, which in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. Several dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. There are a number of smaller participants in the specialty process arena with specific analog focus. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process analog arena.

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

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, affect the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TJT’s results of operations and balance sheet since February 1, 2016.

C.	Cash and Cash Equivalents, Short-Term Deposits

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less. Short-term deposits include bank deposits with original maturities greater than three months and to be matured within 12 months from balance sheet date.

D.	Marketable securities

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss) (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Marketable securities (cont.)

For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in OCI.

E.	Trade Accounts Receivables - Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain. As of December 31, 2017 and 2016, the amounts in the allowance for doubtful accounts are immaterial.

F.	Inventories

The Company applies Accounting Standards Update (“ASU”) No. 2015-11 as of January 1, 2017, by which inventories are stated at the lower of cost and net realizable value. Inventories as of December 31, 2016 are stated at lower of cost or market. Upon adoption, the update had no effect on the consolidated financial position, results of operations or cash flows. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit.

G.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification (“ASC”) 360 “Accounting for the Property, Plant and Equipment” (“ASC 360”). Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs which are directly related to pre-production test runs of property and equipment that are necessary for preparing such property and equipment for their intended use.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

Impairment charges, if needed, are determined based on the policy outlined in S below.

For Equipment under lease see H below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Equipment Lease

The Company determines lease classification based on the criteria established in ASC 840. When the Company determines, based on the criteria, that a lease should be classified as capital lease, an asset and corresponding liability is recognized. Each capital lease is recorded as an asset and an obligation at an amount that is equal to the present value of the minimum lease payments over the lease term. Assets under capital lease are part of property plant and equipment.

I.	Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition of each of Jazz, TPSCo and TJT.

Intangible assets are amortized over the expected estimated economic life of the intangible assets commonly used in the industry. Goodwill is not amortized and subject to impairment test. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in S below.

J.	Deferred Tax Asset and Other Long-Term Assets, Net

Deferred tax asset and other assets, net include: (i) deferred tax asset as described in Note 19; (ii) fair market value of derivative instrument used in hedging of Debentures Series G, see T below and (iii) prepaid long-term lease payments to the Israel Land Administration (“ILA”) for the land on which the Company’s Israeli fabs are established, net of accumulated amortization over the lease period, see also Note 15C.

K.	Debentures - Classification of Liabilities and Equity of Convertible Debentures

Convertible debentures are evaluated to determine whether they include conversion features or other embedded derivatives that warrant bifurcation. The Company applies ASC 815-40 “Contract in Entity’s Own Equity” in determining whether an instrument that may be settled in Tower’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Revenue Recognition

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

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

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

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

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized. In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes such that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The Company adopted the ASU as of the first quarter of 2017. The Company adopted the ASU prospectively such that previous years balances were not reclassified.

The Company evaluates realizability of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Income Taxes (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance, see Note 19E and 19F.

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

O.	Earnings (Loss) Per Ordinary Share

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

P.	Comprehensive Income (Loss)

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Functional Currency and Exchange Rate Income (Loss)

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

R.	Stock-Based Compensation

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

S.	Impairment of Assets

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

Impairment of Goodwill
The Company evaluates goodwill qualitatively for impairment at least annually or whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the Company determines that a quantitative analysis is necessary, the impairment test for goodwill is currently a two-step process. Step one consists of a comparison of the fair value of a reporting unit against its carrying amount, including the goodwill allocated to each reporting unit. If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison.

Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Impairment of Assets (cont.)

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

T.	Fair value of Financial Instruments and Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures", requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments of cash, bank deposits, account receivable and payables, accrued liabilities, loans and leases approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

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

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in the same line of the item economically hedged.

V.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2017 presentation.

W.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers”, which amendment has been further amended several times. This standard is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter.

ASU 2014-09 is effective January 1, 2018. Early adoption is permitted but not before January 1, 2017. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.

The Company’s assessment did not identify a change in revenue recognition timing on most material revenues streams (mainly wafer production), for which recognition will be at a point in time upon control being transferred to the customers. The Company considered whether control over wafers in production is transferred over time, and reached to conclusion that recognition should be only at a point in time upon completion of production and delivery to customers.

The Company provides its customers with other services that are immaterial in scope and/or amount. The Company does not expect any change in the recognition of such services, compared with current standards.

The standard will be adopted in fiscal year 2018. The Company elected the modified retrospective approach as the transition method and expects no transition adjustment to its retained earning upon adoption.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recently Issued Accounting Pronouncements (cont.)

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2018, and for interim periods within that year. Early adoption is not permitted. The Company is evaluating the effect of ASU 2016-01 on its consolidated financial statements but expects it would not have a material impact on its financial results.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements but expects it would not have a material impact on its financial results.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The update is effective January 1, 2020, and for interim periods within that year. Early adoption is permitted only after January 1, 2019.  The Company has previously incurred immaterial amount of bad debt and expecting no material impact from adopting this guidance on its consolidated financial statements and disclosures

In October 2016 the FASB issued ASU 2016-16 to require the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective January 1, 2018, and for interim periods within that year. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2018, and for interim periods within that year. Early adoption is permitted. The Company is evaluating the impact of the amendments on its consolidated statement of cash flows and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recently Issued Accounting Pronouncements (cont.)

In January 2017, the FASB issued ASU 2017-04 which clarified its guidance to simplify the measurement of goodwill by eliminating the Step 2 impairment test. The new guidance requires companies to perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment will be effective beginning in its first quarter of fiscal year 2020. The amendment is required to be adopted prospectively. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09 which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2017, the FASB issued Accounting Standard Update ("ASU") 2017-12 which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company early adopted this guidance with no impact on its consolidated financial statements.

NOTE 3         -     TOWERJAZZ TEXAS INC. ESTABLISHMENT

In February 2016, Tower acquired at a purchase price of $40,000, a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirectly wholly owned subsidiary of Tower, TJT.

The agreement with Maxim included an earn-out mechanism for a period of up to 10 months. According to that mechanism, if the proceeds from the sale of the shares by Maxim during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period, will exceed $40,000, Maxim would need to pay the Company such excess amount, in cash, but in no event more than $6,000. On the date of acquisition, the mechanism had a fair value of zero. On the date of settlement, the earn-out mechanism resulted in a gain of $6,000 to the Company, of which $1,000 was paid in 2016 and $5,000 was paid in 2017.

In addition, Tower and Maxim entered into a long-term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in gradually decreasing quantities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4          -      INVENTORIES

Inventories consist of the following:

	As of December 31,
	2017	2016
Raw materials	$48,220	$26,296
Work in process	92,764	105,564
Finished goods	2,331	5,672
	$143,315	$137,532

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,352 and $1,391 as of December 31, 2017 and 2016, respectively.

NOTE 5          -      OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2017	2016
Tax authorities receivables	$9,144	$9,620
Deferred tax asset (see Note 19)	--	7,158
Prepaid expenses	11,634	6,610
TJT acquisition related receivable (see Note 3)	--	5,000
Others	738	1,653
	$21,516	$30,041

NOTE 6          -      LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2017	2016
Severance-pay funds, net	$13,317	$9,909
Long-term interest bearing bank deposit	12,500	12,500
Others	256	3,215
	$26,073	$25,624

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 7          -      PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2017	2016
Original cost:
Buildings (including facility infrastructure)	$343,247	$333,696
Machinery and equipment	2,282,042	2,093,204
	$2,625,289	$2,426,900
Accumulated depreciation:
Buildings (including facility infrastructure)	$(215,515)	$(205,604)
Machinery and equipment	(1,774,650)	(1,604,610)
	$(1,990,165)	$(1,810,214)
	$635,124	$616,686

As of December 31, 2017 and 2016, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $285,930 and $284,406, respectively.

The following is the composition of the leased equipment under capital lease agreements included under “Machinery and equipment above:

	As of December 31,
	2017	2016
Original cost - Machinery and equipment	$16,630	$--
Accumulated depreciation - Machinery and equipment	(306)	--
	$16,324	$--

B.	Investment Grants

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Investments Law.

In 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Fab 2 facility in Israel, according to which Tower received grants in the amount of NIS 145,000 (approximately $36,000) for eligible investments in machinery, equipment and other assets made by Tower in the years 2006 to 2012. Investment grants received are presented as a deduction from the original cost of its respective assets. In December 2017, the Company received approval from the Israeli Investment Center for its final performance report.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8          -      INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2017:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$110,310	$(103,897)	$6,413
Facilities lease	19	33,500	(21,665)	11,835
Patents and other core technology rights	9	15,100	(15,100)	--
Trade name	9	7,612	(7,009)	603
Customer relationships	15	2,600	(1,610)	990
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$170,122	$(150,281)	$19,841

Intangible assets consist of the following as of December 31, 2016:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$109,543	$(98,354)	$11,189
Facilities lease	19	33,500	(20,377)	13,123
Patents and other core technology rights	9	15,100	(13,903)	1,197
Trade name	9	7,520	(6,064)	1,456
Customer relationships	15	2,600	(1,436)	1,164
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$169,263	$(141,134)	$28,129

NOTE 9          -      DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following:

	As of December 31,
	2017	2016
Deferred tax asset ( see Note 19)	$82,852	$--
Prepaid long-term land lease, net (see Note 15C)	3,417	3,537
Fair value of cross currency interest rate swap (see Note 13D)	18,005	--
Long-term prepaid expenses and others	6,995	910
	$111,269	$4,447

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10        -      OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2017	2016
Interest payable	$3,160	$4,683
2014 Japan Restructuring related payables	--	1,793
Tax authorities payables	8,567	10,342
Others	4,159	7,265
	$15,886	$24,083

NOTE 11        -      DEBENTURES

A.	Composition by Repayment Schedule:

	As of December 31, 2017
	Interest rate	2018	2019	2020	2021	2022	2023 and on	Total
Debentures Series G (see B below)	2.79%	$--	$--	$38,568	$38,568	$38,568	$19,283	$134,987
Jazz’s Notes (see C below)	8%	58,307	--	--	--	--	--	58,307
Total outstanding principal amounts of debentures		$58,307	$--	$38,568	$38,568	$38,568	$19,283	$193,294
Accretion of carrying amount to principal amount								(11,629)
Carrying amount								$181,665

In January 2017, Tower fully redeemed its debentures Series D and Series F which had principal outstanding amounts of $5,977 and $238, respectively, as of December 31, 2016.

For details with regards to Jazz Notes (see C below). Tower’s Series G Debentures carry a negative pledge covenant (see B below).

B.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying an annual interest rate of 2.79%, payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 11        -      DEBENTURES (cont.)

B.	Debentures Series G (cont.)

As of December 31, 2017, the outstanding principal amount of Series G Debentures was NIS 468,000 (approximately $135,000), with related hedging transactions net asset fair value of $16,455. The fair value increase in 2017 is mainly attributed to the devaluation of the USD against the NIS (see Note 13D).

The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2017, the Company was in compliance with all of the financial covenants under the indenture.

C.	Jazz 2014 Notes Exchange Agreement

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement with certain holders of previously issued Jazz notes from 2010 (the “2014 Participating Holders”) (the “2010 Notes”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 Notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders  entered into a purchase agreement pursuant to which they purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes, to be settled at Jazz’s discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see below), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 11        -      DEBENTURES (cont.)

C.	Jazz 2014 Notes Exchange Agreement (cont.)

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

As of December 31, 2017 and 2016, approximately $58,000 principal amount of 2014 Notes was outstanding.
The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form not satisfactory to Wells Fargo, may trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement. As of December 31, 2017 there are no outstanding loan drawdowns under the Wells Fargo Credit Line.

NOTE 12        -      OTHER LONG-TERM DEBT

A.	Composition:

	As of December 31,
	2017	2016
In U.S. Dollars, see also E below	$40,000	$40,000
In JPY, see also D below	98,239	126,376
Total long-term loan from banks - principal amount	138,239	166,376
Deferred issuance costs	(1,077)	(1,344)
Total long-term loans from banks	137,162	165,032
Capital leases - see Note 15C	15,854	--
Current maturities	(52,661)	(31,869)
	$100,355	$133,163

B.	Composition by Repayment Schedule of Loans:

	Interest rate	2018	2019	2020	2021	2022 and on	Total
In U.S Dollars	Libor + 2.00%	$5,714	$11,429	$11,429	$11,428	$--	$40,000
In JPY	Tibor + 1.65%-2.00%	43,915	32,747	21,577	--	--	98,239
Total outstanding principal amounts of loans		$49,629	$44,176	$33,006	$11,428	$--	$138,239

For repayment schedule of capital lease agreements, see Note 15C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       OTHER LONG-TERM DEBT (cont.)

C.	Wells Fargo Credit Line

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

As of December 31, 2017, borrowing availability under the Jazz Credit Line Agreement was approximately $58,000, of which approximately $1,000 was utilized through letters of credit.

As of December 31, 2016 and 2017 no loan amounts were outstanding.

As of December 31, 2017, Jazz was in compliance with all of the covenants under this agreement.

In February 2018, Jazz and Wells Fargo signed an amendment to the Jazz Credit Line Agreement for a five years extension to the Jazz Credit Line Agreement to mature in 2023, in the total amount of up to $70,000.  The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

D.	Loans to TPSCo from Japanese Financial Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $33,000 and $53,000 as of December 31, 2017 and 2016, respectively).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       OTHER LONG-TERM DEBT (cont.)

D.	Loans to TPSCo from Japanese Financial Institutions (cont.)

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal outstanding amount payable during 2018 and 2019 (the “Term Loan”). The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule. TPSCo’s obligations pursuant to the loan are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with all of the covenants under this loan.

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen, outstanding principal amount was approximately $65,000 and $73,000 as of December 31, 2017 and 2016, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the outstanding principal amount payable between 2018 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL also contains certain financial ratios and covenants, as well as definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with all of the covenants under this ABL.

   E.         Bank Loan to TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carries annual interest of LIBOR+2.0% and is repayable between 2018 and 2021. The loan is secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TJT was in compliance with all of the covenants under this loan agreement.

   F.         Capital Lease Agreements

  See Note 15C.

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

As of December 31, 2017 and 2016 the fair value amounts of such exchange rate agreements were approximately $24 in an asset position presented in short-term assets and $294 in a liability position presented in short-term liabilities with face value of $18,000 and $96,000, respectively. Changes in the fair values of such derivatives are presented in cost of revenues in the statements of operations.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2017 and 2016, the fair value amounts of such exchange rate agreements were $169 and $682, respectively, in a liability position presented in short-term liabilities with face value of $48,000 and $36,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivative, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivative are maintained with large and reputable banks and investment banks, the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for doubtful accounts is determined with respect to those amounts which their collection determined to be doubtful. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2017 and 2016. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2017 and 2016, were approximately $345,000 and $245,000, respectively, compared to carrying amounts of approximately $182,000 and $163,000, for the above dates, respectively.

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap to mitigate the risk arising from Series G Debentures denomination in NIS.

As of December 31, 2017 the fair value of the swap was $16,455 in an asset position, of which $1,550 presented in short-term liabilities and $18,005 presented in long-term assets. As of December 31, 2016 the fair value of the swap was $67 in a liability position, presented in short-term liabilities. As of December 31, 2017 and December 31, 2016, the effective portion of $2,758 and $202, respectively, were recorded in OCI, of which a loss of approximately $1,500 is expected to be reclassified into earnings during the twelve months ended December 31, 2018. For the years ended December 31, 2017 and December 31, 2016, the effect of the hedge on the Company’s results of operations was $11,654 income and $915 expense, respectively, and was recognized as financing expense to offset the effect of the rate difference related to Series G Debentures.

E.	Fair Value Measurements

Valuation Techniques

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

Assets held for sale - securities classified as available for sale are reported at fair value on a recurring basis.  These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. If quoted market prices are not available, the Company obtains fair value measurements from an independent pricing service.  These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors. Changes in fair value of securities available for sale are recorded in other comprehensive income, net of income tax effect.

Level 2 Measurements

Over the counter derivatives - the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2017	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- asset position	$16,455	$--	$16,455	$--
Marketable securities held for sale	113,168	113,168	--	--
Foreign exchange forward and cylinders - liability position	(169)	--	(169)	--
Foreign exchange forward and cylinders - asset position	24	--	24	--
	$129,478	$113,168	$16,310	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

	December 31, 2016	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- liability position	$67	$--	$67	$--
Foreign exchange forward and cylinders - liability position	976		976	--
	$1,043	$--	$1,043	$--

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s Israeli Banks Loans (including current maturities)	Others
As of January 1, 2016 - at fair value	$74,955	$--
principal repayment	(82,855)	--
Total changes in fair value recognized in earnings	7,900	--
As of December 31, 2016 - at fair value	$--	$--

F.	Short-Term and Long-Term Investments

Short-term and long-term investments include marketable securities in the amount of $113,874 (including accrued interest) and long-term bank deposit in the amount of $12,500 as of December 31, 2017; Short-term and long-term investments include short-term bank deposits in the amount of $34,093 and long-term bank deposit in the amount of $12,500 as of December 31, 2016.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2017:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$98,998	$25	$(683)	$98,340
Non- U.S government bonds	2,730	--	(19)	2,711
Municipal bonds	11,950	15	(96)	11,869
Certificate of deposits	248	--	--	248
	$113,926	$40	$(798)	$113,168

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

F.           Short-Term and Long-Term Investments (cont.)

The scheduled maturities of available-for-sale marketable securities as of December 31, 2017 were as follows:

	Amortized cost	Estimated fair value
Due within one year	$7,688	$7,679
Due after one year through five years	106,238	105,489
	$113,926	$113,168

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2017 were as indicated in the following tables:

	December 31, 2017
	Investment with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$89,133	$(683)	$--	$--	$89,133	$(683)
Non- U.S government bonds	2,711	(19)	--	--	2,711	(19)
Municipal bonds	8,837	(96)	--	--	8,837	(96)
Total	$100,681	$(798)	$--	$--	$100,681	$(798)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included on the balance sheets in long-term investments and employee related liabilities in the amounts of $10,711 and $12,258, respectively, as of December 31, 2017.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,059, $4,345 and, $3,986 for 2017, 2016 and 2015, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2017, 2016 and 2015 amounted to $6,706, $7,015 and $6,823, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provide the changes in 2017, 2016 and 2015 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2017	2016	2015
Net periodic benefit cost:
Service cost	$9	$12	$29
Interest cost	69	85	126
Amortization of prior service costs	--	(12)	(973)
Amortization of net (gain) or loss	(361)	(333)	(115)
Total net periodic benefit cost	$(283)	$(248)	$(933)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	317	(316)	(1,333)
Amortization of prior service costs	--	12	973
Amortization of net gain or (loss)	361	333	115
Total recognized in other comprehensive income (expense)	$678	$29	$(245)
Total recognized in net periodic benefit cost and other comprehensive income	$395	$(219)	$(1,178)

Weighted average assumptions used:
Discount rate	4.50%	4.80%	4.30%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.20%/10.00%	6.75%/10.00%	7.00%/20.00%
Ultimate rate (Pre-65/Post-65)	4.50%/4.50%	4.50%/5.00%	4.50%/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2025	2025/2022	2025/2022
Measurement date	December 31, 2017	December 31, 2016	December 31, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2017:

	Increase	Decrease
Effect on service cost and interest cost	$4	$(3)
Effect on post-retirement benefit obligation	$78	$(61)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2017	2016	2015
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,550	$1,781	$2,977
Service cost	9	12	29
Interest cost	69	85	126
Benefits paid	(9)	(12)	(18)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	317	(316)	(1,333)
Benefit medical plan related obligation end of period	$1,936	$1,550	$1,781
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	9	12	18
Benefits paid	(9)	(12)	(18)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,936)	$(1,550)	$(1,781)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        EMPLOYEE RELATED LIABILITIES (cont.)

B.          Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31,
	2017	2016	2015
Amounts recognized in statement of financial position:
Current liabilities	$(58)	$(37)	$(40)
Non-current liabilities	(1,878)	(1,513)	(1,741)
Net amount recognized	$(1,936)	$(1,550)	$(1,781)
Weighted average assumptions used:
Discount rate	3.80%	4.50%	4.80%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	8.30%/11.10%	7.20%/10.00%	6.75%/10.00%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/4.50%	4.50%/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2027/2027	2025/2025	2025/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2018	$59
2019	73
2020	71
2021	74
2022	77
2023-2027	$404

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced its obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2017	2016	2015
Net periodic benefit cost:
Interest cost	$831	$841	$798
Expected return on plan assets	(1,236)	(1,154)	(1,130)
Amortization of prior service costs	3	3	3
Amortization of net (gain) or loss	55	34	31
Total net periodic benefit cost	$(347)	$(276)	$(298)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(1,303)	736	6
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain or (loss)	(55)	(34)	(31)
Total recognized in other comprehensive income (expense)	$(1,361)	$699	$(28)
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(1,708)	$423	$(326)
Weighted average assumptions used:
Discount rate	4.30%	4.60%	4.20%
Expected return on plan assets	6.20%	6.20%	6.20%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31,
	2017	2016	2015
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$0	$54	$33

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2017	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of period	$19,672	$18,605	$19,304
Interest cost	831	841	798
Benefits paid	(548)	(496)	(451)
Change in plan provisions	--	--	--
Actuarial loss (gain)	674	722	(1,046)
Benefit obligation end of period	$20,629	$19,672	$18,605
Change in plan assets:
Fair value of plan assets at beginning of period	$19,871	$18,526	$18,134
Actual return on plan assets	3,212	1,141	78
Employer contribution	700	700	765
Benefits paid	(548)	(496)	(451)
Fair value of plan assets at end of period	$23,235	$19,871	$18,526
Funded status	$2,606	$199	$(79)
Amounts recognized in statement of financial position:
Non-current assets	$2,606	$199	$--
Non-current liabilities	--	--	(79)
Net amount recognized	$2,606	$199	$(79)
Weighted average assumptions used:
Discount rate	3.70%	4.30%	4.60%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2018	$764
2019	850
2020	935
2021	998
2022	1,058
2023-2027	$5,865

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2017:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$23,235	$--
Total plan assets at fair value	$--	$23,235	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2016:

	Level 1	Level 2	Level 3
Investments in mutual funds	$-	$19,871	$-
Total plan assets at fair value	$-	$19,871	$-

Jazz’s pension plan weighted average asset allocations on December 31, 2017, by asset category are as follows:

Asset Category	December 31, 2017	Target allocation 2018
Equity securities	61%	60%
Debt securities	39%	40%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES

A.	Liens

(1)	Banks Loans and Capital Leases

For liens relating to Jazz Credit Line Agreement, see Note 12C. For liens under TPSCo 2015 Term Loan agreement see Note 12D. For liens relating to TJT term loan, see Note 12E. For liens under the capital lease agreements see Note 15C.

(2)	Approved Enterprise Status

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

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

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2017.

Jazz leases its fabrication facilities under operational lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that Jazz’s noise abatement efforts are not adequate under the terms of the amended lease.  Jazz does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases (cont.)

Aggregate rental expenses under Jazz operating leases were approximately $2,800, $2,800 and $3,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2018 through 2019, approximately $2,400 for each of the years 2020 through 2021 and approximately $500 thereafter.

In 2014, TPSCo entered into a five-year operational lease agreement with Panasonic to lease the building and facilities of its three fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease are $14,075 and $3,518 for the year 2018 and the first quarter of 2019 (end of the lease term), respectively.

In addition, certain of the Company’s subsidiaries entered into capital lease agreements for certain machinery and equipment required at the fabrication facilities for a period of up to 5 years with an option to buy each or all of the machinery and equipment after 3 years from the start of the lease period at 40% of their original value. The lease agreements contain annual interest rate of 1.85% and the assets under the lease agreements are pledged to JA Mitsui until the time at which the respective subsidiary will buy the assets. The obligations under the capital lease agreement are guaranteed by Tower except for TPSCo’s obligations under its capital lease agreements.

As of December 31, 2017 the outstanding capital lease liability was $15,854 of which $3,032 were included in current maturities.

As of December 31, 2017, the minimum lease payments under capital leases, are $3,032 for the year ending December 31, 2018, $3,538 for the year ending December 31, 2019, $3,377 for the year ending December 31, 2020, and $5,907 for the year ending December 31, 2021.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

D.	Other Agreements

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

F.           An engagement in relation to a new fabrication facility planned to be built in China.

In 2017, the Company, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed a framework agreement regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. The framework agreement includes a binding phase under which the Company should deliver technological licenses and consultation services (mainly training) for a consideration of $18,000, net. This phase came into force upon the receipt by the Company of the $18,000, net, which has been fully received in August 2017. By December 31, 2017 the Company delivered the licenses and completed the related services.

According to the terms of the framework agreement, it was agreed that the Company will provide additional technological licenses and expertise together with operational and integration consultation, at terms and milestones to be further discussed discussions by the parties. The framework agreement further specifies capacity allocation to the Company of up to 50% of the targeted 40,000 wafers per month fab capacity, in order to provide the Company with additional manufacturing capability and capacity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2017 and hence repayment of the grant is considered remote. For details in regard to Investment Center grants, see Note 8B.

H.	Litigation

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

In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2017, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 98 million were issued and outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Equity Incentive Plans

(1)	General

The Company has granted to its employees and directors options and Restricted Stock Units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either the closing market price of the ordinary shares immediately prior to the date of grant, or in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vest over one to four year period according to various vesting schedules, and (iii) are not exercisable beyond seven or ten years from the grant date.

Except for those share incentive plans described below, as of December 31, 2017 and December 31, 2016, respectively, there were approximately 57 thousands and 640 thousands options outstanding under the Company’s share incentive plans (the "Old Plans”). No further options may be granted under Old Plans.

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers and employees of the Company. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2017 and 2016 a total of 819 thousands and 568 thousands options and RSUs, respectively, to its employees and directors (including the below described grants to the CEO and Chairman) vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and is amortizing it through the applicable vesting period.

In June 2017, the Company’s shareholders approved the following equity awards to the Company’s CEO, chairman of the Board and board directors under the 2013 Share Incentive Plan: (i) 85 thousands time vested RSUs and 97 thousands performance-based RSUs to the CEO, for a total compensation value of $4,500; (ii) 12 thousands time vested RSUs to the chairman of the board of directors for a total compensation value of $300 and (iii) 3 thousands time vested RSUs to each of the members of the board of directors (other than to the Chairman and the CEO), for a total compensation value of $600.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan") (cont.)

In June 2016, the Company’s shareholders approved the following equity awards to the Company’s CEO, chairman of the board and board directors under the 2013 Share Incentive Plan: (i) 198 thousands options, 31 thousands time vested RSUs and 16 thousands performance-based RSUs to the CEO, for a total compensation value of $1,360; (ii) 25 thousands time vested RSUs to the chairman of the board of directors for a total compensation value of $300 and (iii) 10 thousands options to a new external director and 3 thousands time vested RSUs to each of two new other directors, for a total compensation value of $127.

As of December 31, 2017, approximately 523 thousands options and 1,246 thousands RSUs were outstanding under the 2013 Plan. As of December 31,2016, approximately 1,635 thousands options and 1,009 thousands RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

i. Share Options awards:

	2017		2016		2015
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	2,278,089	$9.92	5,878,270	$6.84	7,537,219	$6.37
Granted	--	0.00	207,890	12.19	100,000	16.92
Exercised	(1,611,489)	9.27	(3,649,754)	4.82	(1,620,056)	4.94
Terminated	(77,292)	25.89	(97,063)	21.34	(26,777)	22.28
Forfeited	(9,123)	8.06	(61,254)	7.25	(112,116)	8.30
Outstanding as of end of year	580,185	9.64	2,278,089	9.92	5,878,270	6.84
Options exercisable as of end of year	459,662	$8.51	1,606,983	$10.19	2,606,704	$8.93

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans (cont.)

ii. RSU awards:

	2017		2016		2015
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	1,009,184	$14.62	773,200	$15.11	--	$--
Granted	818,856	24.88	359,643	12.83	783,700	15.11
Exercised	(553,241)	14.71	(86,847)	11.45	--	--
Forfeited	(28,910)	16.42	(36,812)	14.73	(10,500)	15.15
Outstanding as of end of year	1,245,889	21.29	1,009,184	14.62	773,200	15.11
RSU exercisable as of end of year	--	$--	--	$--	--	$--

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2017:

Outstanding as of December 31, 2017				Exercisable as of December 31, 2017
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.42-21.30	580,185	3.79	$9.64	459,662	$8.51

	Year ended December 31,
	2017	2016	2015
The intrinsic value of options exercised	$26,031	$40,314	$15,374
The original fair value of options exercised	$7,202	$16,711	$3,721

	Year ended December 31,
	2017	2016	2015
The intrinsic value of RSU's exercised	$12,996	$1,177	$--
The original fair value of RSU's exercised	$8,138	$994	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans (cont.)

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2017	2016	2015
Cost of goods	$3,084	$3,920	$2,214
Research and development, net	2,555	2,119	1,905
Marketing, general and administrative	6,010	3,367	3,421
Total stock-based compensation expense	$11,649	$9,406	$7,540

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2016 and 2015 to employees and directors amounted to $4.20 and $7.16 per option, respectively (no options were granted in 2017). The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2016 and 2015 (all in weighted averages):

	2016	2015
Risk-free interest rate	0.9%-1.3%	1.2%-1.4%
Expected life of options	4.60 years	4.75 years
Expected annual volatility	47%-48%	47%
Expected dividend yield	none	none

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

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes convertible into approximately 1.2  million ordinary shares as of December 31, 2017, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2017, Bank Ha’poalim was the sole holder of such capital notes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

C.	Israeli Banks’ Capital Notes and Warrants (cont.)

As of December 31, 2017 and 2016, the Israeli Banks held a total of approximately 0.5 million warrants exercisable until December 2018, at various exercise prices ranging between $10.5 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

Tower is subject to the restrictions under the Israeli Companies Law, 1999. In addition, Tower is subject to limitations under Series G Debentures indenture, which enables to distribute dividends subject to satisfying certain financial ratios.

F.	Warrants Series 9

As of December 31, 2016, the Company had Warrants Series 9, which were issued in 2013 and exercisable into approximately 2.3 million ordinary shares until July 2017. All of these warrants were exercised into shares during 2017.

G.	Convertible Debentures

With regard to convertible debentures, see Note 11C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2017	2016	2015
USA	52%	49%	44%
Japan	32	36	41
Asia *	12	12	11
Europe	4%	3	4
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order; actual delivery may be shipped to other geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2017	2016
Israel	$218,810	$215,511
United States	214,393	203,501
Japan	201,921	197,674
Total	$635,124	$616,686

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2017 and 2016, consist of the following customers:

	As of December 31,
	2017	2016
Customer 1	13%	23%
Customer 2	9%	15%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.          Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2017	2016	2015
Customer A	30%	35%	40%
Customer B	12	12	13
Other customers *	15	14	6

*	Represents sales to two customers accounted for 7% and 8% of sales during 2017, to two customers accounted for 5% and 9% of sales during 2016 and to one customer accounted for 6% during 2015.

NOTE 18       -       INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2017, 2016 and 2015 were $7,840, $11,857 and $13,179, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consists of the following:

	Year ended December 31,
	2017	2016	2015
Jazz Notes amortization	$4,230	$3,571	$3,015
Changes in fair value (total level 3 changes in fair value of bank loans)	--	7,900	16,092
Series G Debentures amortization, related rate differences and hedging results	2,738	1,901	--
Debentures Series F accretion and amortization including accelerated accretion	--	150	87,973
Exchange rate differences	6	(3,768)	1,056
Others	633	2,738	1,794
	$7,607	$12,492	$109,930

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES

A.	Tower Approved Enterprise Status and Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment (“Investments Law”).

Tower as an industrial company located in Migdal Ha’emek may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable. Under the Preferred Enterprise Regime, Towers entire preferred income is subject to the tax rate of 7.5%.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which was 25% in 2016 and 26.5% in 2015 and 2014. Under an Amendment to the Income Tax Ordinance enacted in December 2016 the regular corporate tax rate was reduced to 24% in 2017 and 23% in 2018 and thereafter.

B.          Income Tax Provision

  The Company’s income tax provision is as follows:

	Year ended December 31,
	2017	2016	2015
Current tax expense (benefit):
Local	$3,622	$--	$--
Foreign (*)	6,070	5,948	(8,473)
Deferred tax expense (benefit):
Local (see F below)	(82,370)	--	--
Foreign(*) (see E below)	(27,210)	(4,516)	(3,805)
Income tax expense (benefit)	$(99,888)	$1,432	$(12,278)

	Year ended December 31,
	2017	2016	2015
Profit (loss) before taxes:
Domestic	$198,008	$168,668	$(59,797)
Foreign (*)	3,760	41,930	18,392
Total profit (loss) before taxes	$201,768	$210,598	$(41,405)

(*) Foreign are provisions related to Tower’s Japanese and US subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

C.          Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*)

	As of December 31,
	2017	2016
Net deferred tax asset - current: (**)
Net operating loss carryforward	$-	$797
Employees benefits and compensation	-	3,895
Others	-	5,480
	-	10,172
Valuation allowance, see F below	-	(3,014)
Total net current deferred tax asset	$-	$7,158

	As of December 31,
	2017	2016
Deferred tax asset and liability - long-term: (**)
Deferred tax assets:
Net operating loss carryforward	$103,197	$306,496
Employees benefits and compensation	4,895	2,405
Accruals and reserves	2,415	-
Research and development	1,707	1,940
Others	6,129	3,403
	118,343	314,244
Valuation allowance, see F below	(5,807)	(279,898)
Deferred tax assets	$112,536	$34,346
Deferred tax liabilities:
Depreciation and amortization	(77,092)	(96,242)
Gain on TPSCo acquisition	(15,957)	(30,653)
Others	(559)	(2,684)
Deferred tax liabilities	$(93,608)	$(129,579)

Presented in long term deferred tax assets	$82,852	$--
Presented in long term deferred tax liabilities	$(63,924)	$(95,233)

(*)deferred tax assets and liabilities relating to Tower for 2017 are computed based on the Israeli preferred enterprise tax rate of 7.5% and for 2016 are computed based on the effective Israeli statutory tax rate of 20%.
(**) In 2017, the Company adopted ASU 2015-17 regarding classification of deferred taxes, prospectively, following which, effective 2017, deferred taxes are not presented as current assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2017	$8,969
Additions for tax positions	8,753
Reduction of prior years’ provision	(2,436)
Balance at December 31, 2017	$15,286

Unrecognized tax benefits
Balance at January 1, 2016	$13,538
Additions for tax positions of current year	157
Expiration of prior years’ provision due to TJP closure	(6,472)
Additions for tax positions of prior years	779
Translation differences	967
Balance at December 31, 2016	$8,969

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Reduction in tax positions of current year	(623)
Reduction due to statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

E.	Effective Income Tax Rates

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacts significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S. federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; and (iv) elimination of the domestic production activities deduction. Tower US Holdings, Jazz and TJT are currently evaluating the impact the Act will have on the future financial condition and results of operations and believe the  Act will have a beneficial positive net impact.

The reduction in the U.S. federal corporate income tax rate reduced Tower US Holdings’ deferred tax liabilities, net by $12,970, which is recorded in the income tax benefit in the statement of operations for the twelve months ended December 31, 2017.   The Company believes this is a reasonable estimate of the reform tax effect; however, it is still analyzing certain aspects of the Act and may refine its calculations as additional guidance is issued by the IRS or other standard-setting entities.

The SEC staff issued Staff Accounting Bulletin (“SAB”) 118, which provides guidance on accounting for the tax effects of the Act, for which the accounting under ASC 740, Income Taxes, is incomplete but is able to determine a reasonable estimate. The SAB afforded a measurement period in which refinement of the calculations to the estimated tax effects will be included in the period in which it was determined.

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2017	2016	2015
Tax expense (benefit) computed at statutory rates, see (*) below	$48,433	$52,650	$(10,972)
Effect of tax rate change on deferred tax liabilities, net(**)	(16,078)	--	--
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(33,298)	(4,772)	6,108
Gain on acquisition	--	(10,450)	--
Tax benefits for which deferred taxes were not recorded, see F below	(15,103)	(23,489)	11,687
Change in Valuation allowance, see F below	(82,772)	(6,212)	(11,153)
Permanent differences and other, net	(1,070)	(6,295)	(7,948)
Income tax expense (benefit)	$(99,888)	$1,432	$(12,278)

(*) The tax expense (benefit) was computed based on Tower’s regular corporate tax rate of 24% for 2017, 25% for 2016 and 26.5% for 2015
(**) Reduction in tax rates due to the U.S. Tax Reform and reduction in income tax rates in Japan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

F.	Net Operating Loss Carryforward

Tower has net operating loss carryforward for tax purposes of approximately $1,200,000, which may be carried forward indefinitely. For the year ended December 31, 2016 Tower established a valuation allowance for deferred tax assets (see C above) as it was unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. As of December 31, 2017 Tower concluded that realization of net deferred assets is more likely than not as required by ASC 740-10-30-5(e). Tower considered both positive and negative factors. Positive factors include the Israeli accumulated profit before tax for 2017 and recent years, projections for taxable income in Israel in the near term and the unlimited time for the utilization of the losses carryforward. The negative factors considered include Tower’s history of operating losses, the uncertainty in estimating the future generation of sufficient taxable income in Israel to utilize the loss carryforward of approximately $1,200,000, taking into account that it operates in the cyclical industry of semiconductors and other trends affecting Tower’s ability to sustain current level of income. Weighing all the above, Tower concluded that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the Israeli accumulated losses.

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return.

As of December 31, 2017, Tower US Holdings had federal net operating loss carryforward of approximately $26,000 that will begin to expire in 2022 unless previously utilized.

Tower US Holdings made a Water’s Edge election to file its 2016 California return and the next six years of California returns on this basis.  As such, Tower US Holdings will not be filing on a world-wide basis for the foreseeable future.  As a result of making the election, Tower US Holdings has re-computed the net operating loss carryforward for California as if it had been filing on a Water’s Edge basis. This resulted in a reduction in the amount of California net operating loss carryforward of approximately $107,000. There was no impact to the tax expense since Tower US Holdings previously maintained a full valuation allowance on its California net deferred tax assets.

As of December 31, 2017, Tower US Holdings had state net operating loss carryforward of approximately $27,000. The state tax loss carry forward begin to expire in 2028 unless previously utilized.

As of December 31, 2017 and 2016, TPSCo had no net operating loss carryforward.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2012 are deemed final.

Tower US holding is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

Tower US Holdings is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2012 and before and foreign income tax examinations for 2013 and before. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

During 2016, the U.S. tax authorities commenced a regulatory audit on Tower US Holdings’ tax returns for the years 2011 through 2014. The audit results have not been finalized as of the financial statements date.

TPSCo possesses final tax assessments through the year 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2017	2016
Long-term investment	Equity investment in a limited partnership	$66	$37

B.	Transactions

	Description of the transactions	Year ended December 31,
		2017	2016	2015
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$--	$--	$13,970
General and Administrative expenses	Directors’ fees and reimbursement to directors	$719	$639	$234
Other expense (income), net	Equity loss (profit) in a limited partnership	$(29)	$13	$(6)

NOTE 21       -       ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21        -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

A.	Goodwill

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

E.	Condensed Balance Sheet in Accordance with IFRS:

	As of December 31, 2017
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$874,332	$--	$874,332
Property and equipment, net	635,124	--	635,124
Long-term assets	164,183	(7,000)	157,183
Total assets	$1, 673,639	$(7,000)	$1, 666,639
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$302,373	$--	$302,373
Long-term liabilities	341,560	(1,152)	340,408
Total liabilities	643,933	(1,152)	642,781
TOTAL SHAREHOLDERS’ EQUITY	1,029,706	(5,848)	1,023,858
Total liabilities and shareholders' equity	$1, 673,639	$(7,000)	$1, 666,639

F.	Condensed Statement of Operations in Accordance with IFRS:

	Year ended December 31, 2017
	US GAAP	Adjustments	IFRS
OPERATING PROFIT	$219,842	$(531)	$219,311
Interest expenses, net	(7,840)	--	(7,840)
Other financing expense, net	(7,607)	52	(7,555)
Other expense, net	(2,627)	--	(2,627)
Profit before income tax	201,768	(479)	201,289
Income tax benefit	99,888	--	99,888
NET PROFIT	301,656	(479)	301,177
Net income attributable to non-controlling interest	(3,645)	--	(3,645)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$298,011	$(479)	$297,532

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2017	2016	2015
Net profit (loss) in accordance with US GAAP	$298,011	$203,924	$(29,647)
Financial instruments	52	143	73,770
Pension plans	(308)	(206)	(705)
Termination benefits	(223)	13	(45)
Net profit in accordance with IFRS	$297,532	$203,874	$43,373

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2017	2016
Shareholders’ equity in accordance with US GAAP	$1,029,706	$682,614
Financial instruments	(185)	(237)
Termination benefits	1,337	1,560
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$1,023,858	$676,937

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2017	2016
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

  J.           Reconciliation of Current Maturities of Loans, Leases and Debentures from US GAAP to IFRS:

	As of December 31,
	2017	2016
Current maturities of loans, leases and debentures in accordance with US GAAP	$105,958	$48,084
Financial instruments	185	--
Current maturities of loans, leases and debentures in accordance with IFRS	$106,143	$48,084

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of Long-Term Debentures from US GAAP to IFRS:

	As of December 31,
	2017	2016
Long-term debentures in accordance with US GAAP	$128,368	$162,981
Financial instruments	--	237
Long-term debentures in accordance with IFRS	$128,368	$163,218

L.	Reconciliation of Long-Term Employee Related Liabilities from US GAAP to IFRS:

	As of December 31,
	2017	2016
Long-term employee related liabilities in accordance with US GAAP	$14,662	$14,176
Termination benefits	(1,337)	(1,560)
Long-term employee related liabilities in accordance with IFRS	$13,325	$12,616