Form 20-F
period 2018-12-31
TOWER SEMICONDUCTOR LTD
filed 2019-04-25
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018          Commission File number: 0-24790
_______________________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 104,979,407 Ordinary Shares.

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

Yes  ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”), holding three manufacturing facilities in Japan.  In June 2014, Panasonic transferred its shares and assigned its rights and obligations in TPSCo to its wholly owned subsidiary, Panasonic Semiconductor Solutions Co. (“PSCS”).

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

As used in this annual report, “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility Jazz operates in Newport Beach, California.. “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan.  “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility TJT operates in San Antonio, Texas.

As used in this annual report, as of any particular date, “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then owned and/or consolidated subsidiaries.

‑‑‑‑‑‑‑‑‑‑‑‑

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers, with respect to Fab 2, Fab 3, Arai E, Tonami CD and Fab 9 capacity are to 200-mm wafers, and with respect to Uozu E are to 300-mm wafers, ranging from 0.18 micron to 0.8 micron for the manufacture of products using CMOS and analog based technologies.

‑‑‑‑‑‑‑‑‑‑‑‑

JAZZ SEMICONDUCTOR® is a registered trademark of Jazz Semiconductor in the U.S.
TPSCO® and TPSCo ® (and design) are registered trademarks of TPSCo in the U.S. and Japan.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in U.S. dollars (“USD”). The selected historical audited consolidated financial information as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018, 2017 and 2016 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, and notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2016, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 has been derived from our audited consolidated financial statements for those years not included in this annual report.

Our audited consolidated financial statements include TJT’s results commencing February 1, 2016. Our audited consolidated balance sheets include TJT’s balances since December 31, 2016. In 2014, the operations of the facility in Nishiwaki ceased in the course of a restructuring of our activities and business in Japan and it completed its dissolution during 2016.

Due to the acquisition of TPSCo and TJT and the cessation of operations of the Nishiwaki fab, it may be difficult to perform year-over-year comparisons of our results of operations for the period subsequent to these transactions with prior periods. The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes appearing in this annual report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this report. Our historical financial information may not be indicative of future performance.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$1,304,034	$1,387,310	$1,249,634	$960,561	$828,008
Cost of revenues	1,011,087	1,033,005	946,534	755,196	764,220
Gross profit	292,947	354,305	303,100	205,365	63,788
Research and development	73,053	67,664	63,134	61,669	51,841
Marketing, general and administrative	64,951	66,799	65,439	62,793	58,783
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(627)	(991)	55,500
Acquisition related costs	--	--	--	--	1,229
Operating profit (loss)	154,943	219,842	175,154	81,894	(103,565)
Financing expense, net	(13,184)	(15,447)	(24,349)	(123,109)	(88,813)
Gain from acquisition, net	--	--	50,471	--	166,404
Other income (expense), net	(2,442)	(2,627)	9,322	(190)	(140)
Profit (loss) before income tax	139,317	201,768	210,598	(41,405)	(26,114)
Income tax benefit (expense	(5,938)	99,888	(1,432)	12,278	24,742
Net Profit (loss) ……………………...	133,379	301,656	209,166	(29,127)	(1,372)
Net loss (income) attributable to non-controlling interest	2,200	(3,645)	(5,242)	(520)	5,635
Net Profit (loss) attributable to the Company	$135,579	$298,011	$203,924	$(29,647)	$4,263

Basic earnings (loss) per ordinary share	$1.35	$3.08	$2.33	$(0.40)	$0.08

Diluted earnings per ordinary share	$1.32	$2.90	$2.09		$0.07

Other Financial Data:

Depreciation and amortization, including amortization of financing expenses and accretion	$214,391	$208,411	$197,756	$256,005	$243,362

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars and share data in thousands)
Selected Balance Sheet Data:

Cash, cash equivalents and short-term interest-bearing deposits	$505,170	$445,961	$389,377	$205,575	$187,167
Working capital	$784,238	$571,959	$450,883	$235,608	$93,759
Total assets	$1,789,977	$1,673,639	$1,379,884	$965,368	$884,146
Short-term bank debt and current maturities of loans, leases and debentures.	$10,814	$105,958	$48,084	$33,259	$119,999
Loan from banks, net of current maturities	$100,118	$87,533	$133,163	$210,538	$159,776
Debentures, net of current maturities	$120,170	$128,368	$162,981	$45,481	$107,311
Capital leases, net of current maturities	$36,381	$12,822	$--	$--	$--
Shareholders’ equity	$1,236,205	$1,029,706	$682,614	$385,586	$195,561
Number of shares outstanding as of December 31 of any year	104,980	98,458	92,985	82,058	58,034

Risk Factors

Our business faces many risks. Any of the risks discussed below may have an adverse impact on our business, financial condition and operating results.

Risks Affecting Our Business

If we do not maintain our current customers and/or financial margins, and/ or do not attract new customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2018, we had four customers that each contributed between 7% to 33% of our revenues. During the year ended December 31, 2017, we had four customers that each contributed between 7% to 30% of our revenues. During the year ended December 31, 2016, we had four customers that each contributed between 5% to 35% of our revenues. The loss or reduction in volume or sales price to any one of these customers, whether due to their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are unable to renew our engagements with them on commercially reasonable terms, or attract new customers to replace such lost business, may materially negatively impact our overall business, revenue and consolidated financial profitability.

PSCS, a wholly-owned subsidiary of Panasonic Corporation, is a significant customer of TPSCo and Tower on a consolidated basis and comprised a major portion of TPSCo's and Tower’s revenues under the five year volume manufacturing agreement with TPSCo dated March 2014. 33% and 30% of our consolidated revenues for the years ended December 31, 2018 and 2017, respectively, were generated under said agreement. The terms of the extended agreement with PSCS effective from April 2019 were significantly changed as announced by us in our March 26, 2019 press release, and are expected to result in, among others, lower revenue per quarter from PSCS, which is our biggest customer. Failure to add additional manufacturing volume and significantly utilize TPSCo’s manufacturing capacity and generate sufficient revenues from new or current customers in an amount which will cover the costs of operating TPSCo, as well as being able to maintain current or similar selling prices per wafer from customers may adversely affect our revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its/their revenue will not cover in full its/their operating and other costs, as well as may negatively impact our revenue and profitability.

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

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, a portion of which are beyond our control. These factors include, among others:

●	The cyclical nature of the semiconductor industry and the volatility of the markets served by our customers;

●	Changes in the economic conditions of geographical regions where our customers and their markets are located;

●	Inventory and supply chain management of our customers;

●	The loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

●
The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner, the financial condition of certain of our customers and the regulatory or other payment difficulties that may be imposed in a region in which customers reside, such as China;

●
The occurrence of an unexpected event, such as environmental events or industrial accidents such as fire or explosions, electricity outage or misprocess, affecting the manufacturing process and our ability to recover the lost or damaged products and provide quality and timely production to our customers without charging them significant additional costs;

●	Completing capacity expansions and recruitment of personnel in a timely manner to address product demands by our customers;

●	Mergers and acquisitions in the semiconductor industry and their effect on our market share;
●	Our ability to satisfy our customers’ demand for quality and timely production;

●	The timing and volume of orders relative to our available production capacity;

●	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

●	Price erosion in the industry and our ability to negotiate prices with our current and new customers;

●	Our susceptibility to intellectual property rights’ disputes;

●	Our dependency on export licenses and other permits required for our operations and the sale of our products;

●	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

●	Interest, price index and currency rate fluctuations that were not hedged;

●	Technological changes and short product life cycles;

●	Timing for the design and qualification of new products; and

●	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, a portion of which are beyond our control, it may be difficult to predict our future performance and any such fluctuations may ultimately negatively affect our operating results and financial position.

Our financial position and operations may be affected as a result of our long term debt.

As of December 31, 2018, we had approximately $272 million of consolidated long term debt outstanding, comprised as follows: (1) Tower had approximately $125 million outstanding principal amount of debentures Series G,  payable in seven semi-annual consecutive equal installments from March 2020 to March 2023; (2) TPSCo had loans amounting to approximately $111 million comprised of (i) approximately $100 million principal amount provided by JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank, Limited (SMTB) and Sumitomo Mitsui Banking Corporation (SMBC) (“JP Loan”). The JP Loan includes a grace period through 2021 and it carries a fixed interest rate of 1.95% per annum. Principal is payable in nine semiannual payments between 2021 and 2025; (ii) approximately $11 million principal amount provided under capital lease by JA Mitsui Leasing, Ltd. Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd., to be repaid between 2019 and 2022; and (3) certain of the Company’s subsidiaries had capital lease agreements amounting to $36 million from JA Mitsui Leasing, repayable between 2019 and 2022. Carrying such an amount of long term debt may have significant negative consequences on our business, including:

●	limiting our ability to fulfill our debt obligations and other liabilities;

●
requiring the use of a substantial portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

●	increasing our vulnerability to adverse economic and industry conditions;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

●	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

●	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

●	fluctuations of the payable amounts in USD of JP loans or other expenses which are denominated in JPY;

●	potential enforcement by the lenders of their liens against our respective assets, as applicable, if an event of default occurs.

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

We cannot assure you that we will be successful in expanding our business, finding and successfully executing such acquisitions or that they will achieve the expected synergies.  Further, we cannot assure you that we will increase our market presence and attract new customers and business in order to operate such acquired facilities profitably. With respect to TPSCo’s three Japanese fabs, its ability to successfully operate and fund its operations and business is dependent primarily on the following factors: (i) continuation by PSCS to order a sufficient number of wafers and manufacturing services from TPSCo; (ii) attracting new customers and successfully ramping upto production of existing and new customers’ products. Failure to significantly utilize TPSCo’s manufacturing capacity and generate sufficient revenues from PSCS and/or new customers in an amount which will cover TPSCo’s costs, may adversely affect TPSCo’s and Tower’s revenue and profitability and may have an adverse effect on the operations of one or more of TPSCo’s manufacturing facilities if its/their revenue will not cover its/their full operating and other costs.

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

 Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

●	fluctuations in the level of revenues from our operating activities;

●	fluctuations in the collection of receivables;

●	timing and size of payables;

●	the timing and size of capital expenditures;

●	the net impact of JPY/ USD fluctuations on our JPY income and JPY expenses;

●	the repayment schedules of our debt service obligations;

●	our ability to fulfill our obligations and meet performance milestones under our agreements;

●	fluctuations in the USD to NIS exchange rate.

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

We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in the immediately preceding quarter or two. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. For these reasons, our backlog at any given date may not be a reliable indicator of our future revenues.

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

In addition, some semiconductor companies have advanced their CMOS designs to smaller than 14 nanometer process geometries. These smaller process geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller process geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is then required. Our specialty processes will therefore compete with these more advanced CMOS processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller process geometries. If our potential or existing customers choose to design their products in  a manner whereby the percentage of digital content in specialty designs increases significantly and requires these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

●	greater manufacturing capacity and /or availability of same;

●	a more diverse and established customer base;

●	greater financial, sales, marketing, distribution and other resources;

●	governmental funding or support;

●	a better cost structure; and/or

●	better operational performance, including cycle time and yields.

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

In addition to currency exchange fluctuations, if TPSCo’s  respective banks incurs increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, such bank may exercise its right to increase the interest rate on the credit facility or require us to bear such increased cost as provided for in the respective credit facility agreement.

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

Although, as described above, we regularly engage in various hedging strategies to reduce our exposure to these risks and intend to continue to do so in the future, we are likely to remain partially exposed to exchange rate fluctuations (mainly NIS and JPY rates as compared to the US dollar), which may have a material effect on our cost and financial results.

We depend on intellectual property to succeed in our business including intellectual property owned by us as well as intellectual property of third parties.  Failure to enforce our intellectual property rights as well as failure to maintain or acquire licenses to intellectual property of third parties may harm our business.

We depend on intellectual property in order for us to provide certain foundry services and design support to our customers. As of December 31, 2018, we held 285 patents in force. We intend to continue to file patent applications when appropriate. The process of applying for patents to obtain patent protection may take a long time and can be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will respect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will, at all times, enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which may reduce our opportunities to generate revenues. In the event that we are unable to enforce our intellectual property rights, our business may be harmed.

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

From time to time, we are a party to litigation that may require management time and effort and may adversely affect us by harming our business, image and financials.

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

We generate our revenues from customers located in the US, Europe and Asia-Pacific.  Because of our international operations, we are vulnerable to the following risks:

●	JPY fluctuations against the USD, see above risk factor “Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results”;

●	the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

●	impact of potential new legislation under the Trump administration;

●	general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

●	natural disasters affecting the countries in which we conduct our business;

●	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

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

Compliance with existing or future governmental regulations may reduce our sales or increase our manufacturing costs.

The export of semiconductors that we manufacture may be subject to U.S., Israeli and/or Japanese export control and other regulations established by other countries. Compliance with existing or evolving U.S., Israeli, Japanese or other applicable governmental regulation or obtaining timely domestic or foreign regulatory approvals or certificates may materially disrupt our business by reducing our sales, requiring extensive modifications to processes that we use in our product manufacturing thereby increasing our manufacturing costs, or requiring extensive modifications to our customers’ products.  We may not export products using or incorporating controlled technology without obtaining an export license. These restrictions may make foreign competitors facing less stringent controls on the export of their products more competitive in the global market.  The relevant government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be modified from time to time.

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

A significant portion of the employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement, which was renewed for three additional years, effective as of July 1, 2018. Similarly, a significant portion of TPSCo’s employees at its fabs in Japan are represented by a union and covered by a collective bargaining agreement.  In addition, employees at our fabs in Israel, who currently are not members of any union, may wish to join in the future.  We cannot predict the effect that union representation or future organizational activities will have on these fabs’ manufacturing cost and business. Specifically under TPSCo’s collective bargaining agreement, the union and the company are required to first negotiate any points of dispute before taking any action such as work stoppages, strikes or other collective actions. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of said bargaining agreements or other potential union activities, which may disrupt their production and adversely affect our fabs’ manufacturing costs, operational performance metrics, our customers and our operational and financial results.

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

Scientific examination of, political attention to, and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased production costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. These developments and further legislation that is likely to beenacted may adversely affect our operations. Changes in environmental regulations, such as those on the use of per fluorinated compounds, may increase our production costs, which may adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels may occur due to climate change. For example, transportation suspension caused by extreme weather conditions, including snow storms, may harm the distribution of our products. We cannot predict the economic impact, if any, of disasters resulting from climate change.

Compliance with the US Conflict Minerals Requirements Enacted Pursuant to the Dodd-Frank Act may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost and may adversely affect our business.

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

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market’s perception of our security measures may be harmed and we could lose sales and customers as well as incur operational damage to our machines and/or products.

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

Since the establishment of the State of Israel in 1948, Israel has been in, and is subject to, armed conflict with neighboring states and terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital. Furthermore, we could experience serious disruption to our manufacturing in Israel if acts associated with said conflict result in any serious damage to said manufacturing facilities.   In addition, there may also be protests against or sanctions imposed on the State of Israel which may adversely impact our business.  Our business interruption insurance may not adequately compensate us for losses that we may incur, and any losses or damages incurred by us may have a material adverse effect on our business.

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

The R&D Law provisions include limitations with respect to outsourcing, licensing or transferring development. , IIA funded know-how (or derivatives thereof) or manufacturing activities with respect to any IIA funded (or derivatives thereof) product or technology outside of Israel. In some cases, payments are required with respect to the same. Additionally, the IIA must be notified in cases of change in control in companies which received government funding from the OCS or IIA.  The R&D Law may limit our ability to sell our technology assets outside of Israel or to outsource, transfer and/or license development or manufacturing activities with respect to any ILA funded product or technology outside of Israel, or consummate a change in control in the Company.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the process manufacture geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers and 65 nanometer and 45 nanometer on 300-mm wafers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial, aerospace  and medical device products.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services.  We manufacture standard analog complementary metal oxide semiconductor (“CMOS”) process technology, which is a widely used method of producing ICs, and we specialize in specific technologies including CMOS image sensors, wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies, MEMS and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained during more than twenty five years of operation, we differentiate ourselves by creating a high level of value for our customers through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

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

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, that manufactures products for Panasonic and other third party customers, using three semiconductor factories  located in Hokuriku Japan (Uozu E, Tonami CD and Arai E), which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at said three fabs to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo, which has been extended in March 2019 for an additional three years, under amended terms, including a revised pricing structure.

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

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over more than twenty five years.  We have built strong relationships with customers.  Our consistent focus on providing high-quality, value add services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions.  Our emphasis on working closely with customers and accelerating the time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, whilst increasing the number of new customers and new products for production.

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

We derived a very significant amount of our revenues for the year ended December 31, 2018 from our target specialized markets: RF CMOS, power IC and discrete devices, CMOS image sensors, wireless communication and high performance analog.  We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

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

We developed BSI (Backside Illumination) technology for both 200mm and 300mm wafers. For the 200mm wafers, we announced our cooperation with YCM (YuanChen Microelectronics) in China that manufactures the BSI part of the process on our wafers, using our own developed BSI technology. For the 300mm wafers, we also provide stacked wafer technology, where two wafers, one – a CMOS wafer and one - a CIS wafer, are connected electrically to provide high functionality on a CMOS Image Sensor.

  In the past year, we developed SPAD (single photon avalanche detectors) for LIDAR (light detection and range) applications in smart automotive advanced driver assistance systems (ADAS) and autonomous driving (AD) vehicles. Our technology allows us to combine CMOS, image sensors and SPADs on the same chip.

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

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies of our competitors and are well suited for wireless electronics, such as highly integrated transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors and RF laterally diffused metal oxide semiconductors transistors into an advanced analog CMOS process technology. In addition to the smart process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron, 0.13 micron and 65 nanometer.

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

BiCMOS for RF and High Performance Analog

Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for RF semiconductors, such as wireless transceivers and television tuners. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized, and assume enhanced tool capabilities to achieve high yield manufacturing.

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, optical networking components, television tuners, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers and low-noise amplifiers. These integrated circuits generally incorporate silicon germanium bipolar transistors, which are formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. We developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few integrated circuit manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS micron technologies available.

Power and Power Management ICs

Our power technologies are generally divided into a low-voltage BCD offering and a 700V ultra-high voltage offering. Our low-voltage BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V, 40V and 60V LDMOS devices, and, in the case of BCD, bipolar devices integrated into an advanced analog CMOS process. We currently have high voltage and low Rdson BCD offerings in 0.5 micron, 0.35 micron, 0.25 micron, 0.18 micron and 65 nanometer. We offer a cost effective and digital intensive power management platform, based on our 0.18um technology node with advanced isolation options (in particular SOI based), that allow our customers to design high performance products as well as products with the high level of integration. We recently qualified an advanced 65nm BCD platform which is advantageous for a variety of products, such as PMICs, load switches, DC-DC converters, LED drivers, analog, digital controllers, and more.  The process includes up to 16V LDMOS transistors with ultra-low Rdson (less than 1mΩ*mm² for the 5V devices) and features very low metal resistance (single or dual 3.3um top thick copper).

Our 700V ultra-high voltage platform supports the fast growing LED lighting market as well as serving the more established AC adaptor and motor driver markets.

In addition, we have developed a unique, zero mask adder NVM solution (Y-Flash) specifically for power and power management applications in our 0.18 micron platforms. We have developed a series of Y-flash based modules with record (for the single Poly embedded MTP technologies) memory densities of up to 16kbit, which have been integrated in various power management products of our customers. We have also introduced high density single Poly silicon memory arrays of other intellectual property vendors into our CMOS process flows.

We continue to invest in technology that improves performance and integration level and reduces the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, including development of the new passive elements, improving the analog performance and voltage handling capability of active devices, and integrating additional advanced features in our specialty CMOS processes. Examples of such technologies currently under development include GaN technologies for sensor applications and technologies aimed at integrating micro-electro-mechanical-system (MEMS) devices with CMOS, scaling the features we offer today to the 0.13 micron process, including the integration of advanced SiGe transistors with 0.13 micron CMOS and copper metallization and investing in development of Silicon Photonics technology.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy seeks to further solidify our position as the global specialty foundry leader, by increasing our market share at existing customers and aggressively expanding our global customer base.  We have marketing, sales, design support engineers, field application engineers and customer support personnel in China, Israel, Japan, Korea, Taiwan and the United States.  In selected markets, including Europe and South America, our marketing and sales staff is supported by independent sales representatives, who have been selected based on their industry experience, customer relationships and understanding of the semiconductor marketplace.

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

The primary customers of our foundry and design services are fabless semiconductor companies and Integrated Device Manufacturers (IDMs). A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity at our production facilities for such customers. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. During the year ended December 31, 2018, we had four significant customers that each contributed between 7% to 33% of our revenues. During the year ended December 31, 2017, we had four significant customers that each contributed between 7% to 30% of our revenues. During the year ended 2016, we had four significant customers that each contributed between 5% to 35% of our revenues.

The percentage of our revenues from customers located outside the United States was 48%, 48% and 51% in the years ended December 31, 2018, 2017 and 2016, respectively. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2018	2017	2016
United States	52%	52%	49%
Japan	34%	32%	36%
Asia, excluding Japan*	10%	12%	12%
Europe	4%	4%	3%
Total	100%	100%	100%

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

Competition

The global semiconductor foundry industry is highly competitive. We compete most directly in the specialty segment with foundries such as Powerchip, Vanguard Semiconductor, DongBu, X-Fab, and HH Semi.  We also compete with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”), Global Foundries Inc. and Semiconductor Manufacturing International Corp. (“SMIC”). These four foundries primarily compete against one another and focus on 12 inch deep-submicron CMOS processing, though they each also have some capacity for specialty process technologies. The rest of the foundry industry generally targets either industry standard 8 inch CMOS processing or specialty process technologies. This includes existing Chinese, Korean and Malaysian foundries. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as ST, Intel, Samsung, and others that produce ICs for their own use and may allocate a portion of their manufacturing capacity to external foundry customers.  Most of the foundries with which we compete are located in Asia-Pacific, thereby benefitting from their close proximity to companies involved in the design of ICs and the Asian customer base.

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

Some of our competitors, notably the pure-play advanced technology node-driven foundry service providers, have greater manufacturing capacity, may have greater scope of and/ or a greater number of R&D resources, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

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

 Some semiconductor companies have advanced their CMOS designs to 14 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries.

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

Mask Making.  The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask.  The mask is the blueprint for each specific layer of the semiconductor wafer. We engage external mask shops for the manufacture and provision of such masks.

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

From time to time, at a customer’s request, we develop a specialty process module, which in accordance with the applicable agreement may be used for such customer on an exclusive basis or added to our process offering. Such developments are very common in all of our specialty process technologies noted above.

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with some participation of the IIA. Accordingly, Tower is subject to restrictions set forth in Israeli law, as amended, which may limit the ability of a company to transfer technologies outside of Israel, if such technologies were developed with the funding of the OCS or IIA, as set forth below.

Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the ILA must be generally paid. The R&D Law also imposes significant restrictions on manufacturing of products developed with government grants outside Israel and on the transfer or license to third parties of technologies developed through such projects.

Assignment of the know-how from the research and development and any derivatives thereof, cannot be transferred or licensed to non-Israeli third parties without the approval of the Research Committee at the IIA, which approval is generally contingent on payment of a significant penalty of up to six times the grant amount plus LIBOR and minus any royalties paid. In 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the "Licensing Rules"). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof. Subject to payment of a "License Fee" to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how.

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

Research and development expenses for the years ended December 31, 2018, 2017 and 2016 were $73.1 million, $67.7 million and $63.1 million, respectively, net of government participation of $1.4 million, $0.9 million and $0.5 million, respectively. As of December 31, 2018, we employed 444 professionals in our research and development departments, 39 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Intellectual Property and Licensing Agreements

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes.  To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2018, we held 285 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

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

Panasonic granted a royalties bearing license to certain process technologies to TPSCo for the manufacture of products for Panasonic and third party foundry customers. TPSCo may, in certain circumstances, sub-license such technology to Tower or to other third parties for payment of royalties.  The term of the agreement was five years. In March 2019 the parties signed new agreements for a 3 year term under which TPSCo will be granted a royalty free license to manufacture for Panasonic and other third party foundry customers at the facilities of TPSCo. In connection with the acquisition of Fab 9, Maxim granted TJT a license to certain process technologies for the manufacture of products at Fab 9 by TJT, some of which can only be used for the manufacture of products for Maxim, as well as license to certain process software for the manufacture of products at Fab 9.

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

Capital expenditures in 2018 and 2017 were approximately $170 million and $165 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $40 million and $20 million, respectively.

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

Uozu E, Tonami CD and Arai E fabs

In March 2014, we acquired a 51% equity stake in TPSCo, a company formed by Panasonic Corporation, to manufacture products for Panasonic and other third party customers, using three semiconductor factories located in Hokuriku, Japan, which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 45 nanometer.

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

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

We have placed significant emphasis on achieving and maintaining a high standard of manufacturing quality. All our facilities are ISO 9001 certified, an international quality standard that provides guidance to achieve an effective quality management system.  In addition, all our facilities are IATF16949 certified, a stringent automotive quality standard.

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

Our goal in implementing OHSAS 18001, ISO 14001, ISO 9001and IATF16949 systems is to continually improve our environmental, health, safety and quality management systems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2018 and 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Our securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and we intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intends to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings.

For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in OCI.

If quoted prices for identical instruments are available in an active market, marketable securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy.

Revenue Recognition

Our revenues are generated principally from sales of semiconductor wafers and in addition, we also derive revenues, to a much lesser extent, from design support and other technical and support services, which are incidental to the sale of semiconductor wafers. The vast majority of our revenues is achieved through the efforts of our direct sales force.

ASC Topic 606 “Revenue from Contracts with Customers” (“Topic 606”), supersedes the revenue recognition requirements and industry-specific guidance under Revenue Recognition. Topic 606 requires an entity to recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted Topic 606 on January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018.

Under the modified retrospective method, prior period financial positions and results are not adjusted. There was no transition adjustment to the Company’s retained earning upon adoption.

Wafer sales are recognized at a point in time, which is upon shipment or upon delivery of the Company’s products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of consideration that the Company expects to be entitled to in exchange for its products. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales. The Company’s contracts typically contain a single performance obligation that is fulfilled on the date of delivery based on shipping terms stipulated in the contract.

We provide for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which historically has been immaterial.

We provide our customers with other services that are less significant in scope and amounts for which recognition is over time when customer receives the services.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues. Any changes in the factors affecting revenue recognition may affect mainly the timing of our revenue recognition, which may affect our financial position and results of operations.

Depreciation and Amortization of Fixed Assets and Intangible Assets

We are heavily capital oriented and the amount of depreciation is a significant amount of our yearly expenses. Fixed and intangible assets depreciation and amortization expenses in 2018 amounted to $194 million. We estimate that the expected economic life of our assets is as follows: (i) buildings (including facility infrastructure) –10 to 25 years; (ii) machinery and equipment, software and hardware – 3 to 15 years; and (iii) technology and other intangible assets – 4 to 19 years. The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of our subsidiaries are amortized over the expected estimated economic lives of the intangible assets commonly used in the industry. Changes in our estimates regarding the expected economic life of our assets will affect our depreciation and amortization expenses.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed in ASC 740-10, “Income Taxes”. This topic prescribes that deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate the realization of  our deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establish valuation allowances when it is more likely than not that all or a part of our  deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance, see Note 18 in our annual financial statements included herein.

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

For Recently Issued Accounting Pronouncements see Note 2Y in our annual financial statements included herein.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2018	2017	2016
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	77.5	74.5	75.7
Gross Profit	22.5	25.5	24.3
Research and development expense	5.6	4.9	5.1
Marketing, general and administrative expense	5.0	4.8	5.2
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(0.1)
Operating profit	11.9	15.8	14.1
Financing expense, net	(1.0)	(1.1)	(1.9)
Gain from acquisition, net	--	--	4.0
Other income (expense), net	(0.2)	(0.2)	0.7
Profit (loss) before tax	10.7	14.5	16.9
Income tax benefit (expense)	(0.5)	7.2	(0.1)
Net profit	10.2	21.7	16.8
Net loss (income) attributable to non-controlling interest	0.2	(0.3)	(0.4)
Net profit attributable to the Company	10.4%	21.4%	16.4%

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues. Revenues for the year ended December 31, 2018 were $1,304 million, as compared to $1,387 million for the year ended December 31, 2017. While our average selling price per layer didn’t change in 2018 as compared to 2017, our revenue were 6% lower, mainly due to lower number of layers shipped by the Company during 2018, as compared with 2017.

Cost of Revenues. Cost of revenues for the year ended December 31, 2018 amounted to $1,011 million as compared to $1,033 million for the year ended December 31, 2017. The decrease of $22 million in manufacturing cost is mainly attributed to a lower amount of variable costs required to be spent to manufacture a lower volume of layers ordered, manufactured and shipped by the Company.

 Gross Profit. Gross profit for the year ended December 31, 2018 amounted to $293 million as compared to $354 million for the year ended December 31, 2017. The decrease in gross profit resulted directly from the 6% or $83 million revenue reduction described above, partially offset by the $22 million cost reduction described above.

Research and Development. Research and development expense for the year ended December 31, 2018, amounted to $73.1 million as compared to $67.7 million recorded in the year ended December 31, 2017, an 8% increase which reflects our focus on enhancing our mid-term and long-term products’ funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2018 amounted to $65.0 million, as compared to $66.8 million recorded in the year ended December 31, 2017, both representing 5% of revenues.

Operating Profit. Operating profit for the year ended December 31, 2018 amounted to $154.9 million as compared to $219.8 million for the year ended December 31, 2017. The $64.9 million decrease in operating profit resulted mainly from the $61.4 million reduction in gross profit described above.

Financing Expense, Net. Financing expense, net for the year ended December 31, 2018 amounted to $13.2 million as compared to financing expense, net of $15.4 million for the year ended December 31, 2017. The main reason for the decrease in financing expense, net was a higher level of interest income we earned from our higher balance of interest-bearing bank deposits and our investment in marketable securities. For more details see note 17 to our financial statements included herein.

Other expense, Net. Other expense, net for the year ended December 31, 2018 amounted to $2.4 million as compared with other expense of $2.6 million in the year ended December 31, 2017.

 Income Tax Benefit (Expense), Net. Income tax benefit (expense), net for the year ended December 31, 2018 amounted to $5.9 million expense, net as compared to $99.9 million income tax benefit, net in the year ended December 31, 2017. Income tax benefit, net for the year ended December 31, 2017 included mainly (i) $82 million income tax benefit resulted from the release of valuation allowance with regards to the net operating loss carryforward in the Israeli parent company (Tower Semiconductor Ltd), since it was concluded that it is more-likely-than-not that such deferred tax assets will be realized, (see also note 18F to the annual consolidated financial statements) and (ii) $13 million income tax benefit resulted from the US Tax Cut and Jobs Act which has been signed into law in December 2017, following which, among others, there was a reduction in federal income tax rates from 35% to 21% (see also Note 18E to  the annual consolidated financial statements). Income tax expense, net for the year ended December 31, 2018, included a change in deferred tax assets, at a rate of 7.5%, as a result of utilizing our losses carried forward against current year taxable income.

 Net Profit. Net profit for the year ended December 31, 2018 amounted to $135.6 million as compared to a net profit of $298.0 million for the year ended December 31, 2017. The decrease in net profit in the amount of $162.4 million was mainly due to the decrease of $105.8 million in income tax benefit, net as explained above and the decrease of $64.9 million in operating profit as described above.

Year ended December 31, 2017 compared to year ended December 31, 2016

 Revenues. Revenues for the year ended December 31, 2017 increased to $1,387.3 million, as compared to $1,249.6 million for the year ended December 31, 2016. The increase in revenues of $137.7 million is mainly due to an increase in the volume of wafer shipments driven by higher customer demand to our products and higher utilization rates in our fabrication plants.

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

Financing expense, Net. Financing expense, net for the year ended December 31, 2017 decreased to $15.4 million as compared to other financing expense, net of $24.3 million for the year ended December 31, 2016. The decrease was mainly due to the 2016 financing cost related to the early repayment of the banks’ loans, which was executed during 2016 and the increased level of cash and cash equivalents and short term deposits during 2017.

Gain from Acquisition, Net. Gain from acquisition, net for the year ended December 31, 2016, was recorded following the acquisition of the San Antonio fabrication facility in the amount of $50.5 million, net.

Other Income (Expense), Net. Other expense, net for the year ended December 31, 2017 was $2.6 million as compared with other income of $9.3 million in the year ended December 31, 2016. The decrease was mainly due to a gain of $6.0 million in 2016 which resulted from an earn-out mechanism related to the acquisition of Fab 9, higher capital gains of $2.9 million in 2016 from the sales of machinery and equipment and an impairment of non-public equity investments at cost basis of $3.0 million in 2017.

Income Tax Benefit (Expense), Net. Income tax benefit, net for the year ended December 31, 2017 amounted to $99.9 million as compared to $1.4 million income tax expense, net in the year ended December 31, 2016. Income tax benefit, net for the year ended December 31, 2017 derived mainly from (i) $82 million income tax benefit resulted from the release of valuation allowance with regards to the net operating loss carryforward in Tower, since we have concluded that it is more-likely-than-not that such deferred tax assets will be realized (see note 18E and  18F to our annual consolidated financial statements for further details) and (ii) $13 million income tax benefit resulted from the US Tax Cut and Jobs Act which has been signed into law in December 2017, following which, among others, we expect to have a reduction in federal income tax rates from 35% to 21% (see Note 18E to our annual consolidated financial statements for further details). The change in valuation allowance described above affected our effective tax rate substantially and is not representative of our expected effective tax rate in the future. For further details on the considerations to said change in the valuation allowance, see note 18 to our annual consolidated financial statements.

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

Impact of Inflation and Currency Fluctuations.

The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2018, the USD appreciated against the NIS by 8.1%, as compared to 9.8% depreciation during the year ended December 31, 2017.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the Company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will mostly be offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2018, the USD depreciated against the JPY by 2.4%, as compared to 3.8% depreciation during the year ended December 31, 2017. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2018, the Company had an aggregate amount of $385.1 million in cash and cash equivalents, as compared to $446.0 million as of December 31, 2017. The main cash activities during the year ended December 31, 2018 were: $312.9 million positive cash flow generated from operating activities; $169.7 million investment in property and equipment, net of proceeds received from sales of equipment; $158.5 million investment in short-term deposits, marketable securities and other assets, net; $142.3 million debt repayment and $99.0 million debt received.

As of December 31, 2018, the outstanding principal amount of bank loans was $100.1 million, and the aggregate principal amount of debentures was $124.9 million, with related hedging transactions net asset fair value of $5.0 million. As of December 31, 2018, we had a carrying amount of $100.1 million of bank loans and $120.2 million of debentures in our balance sheet, all presented as long term liabilities.

Recent Financing Transactions- Capital Leases

Certain of the Company’s subsidiaries entered into capital lease agreements for certain machinery and equipment required at the fabrication facilities for a period of up to 4 years with an option to buy the machinery and equipment after 3 years from the start of the lease period at 40% of their original value. The lease agreements contain an annual interest rate of 1.85%. Principal and interest are payable on a quarterly basis. The assets under the lease agreements are pledged to JA Mitsui (the lessor) until the time at which the respective subsidiary will buy the assets at agreed price. The obligations under the capital lease agreement are guaranteed by Tower except for TPSCo’s obligations under its capital lease agreements. As of December 31, 2018, the outstanding capital lease liability was approximately $47 million, of which approximately $11 million were included in current maturities.

Tower Debentures Series G

In June 2016, Tower raised approximately $115 million through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”) payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying annual fixed interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The Series G Debentures aggregate principal amount is NIS 468 million as of December 31, 2018. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap, see Note 10B to our consolidated financial statements for the year ended December 31, 2018. The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2018, Tower was in compliance with the financial covenants thereunder.

Jazz/ Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70 million, maturing in December 2018.

In February 2018, Jazz and Wells Fargo signed an amendment to the credit line, under which the line is extended by five years, to mature in 2023, and the total amount remained at up to $70 million (the “Jazz Credit Line Agreement”).  The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

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

As of December 31, 2018, Jazz was in compliance with all of the covenants under the Jazz Credit Line Agreement.

As of December 31, 2018, borrowing availability under the Jazz Credit Line Agreement was approximately $70 million, of which approximately $1 million was utilized through letters of credit.

As of December 31, 2018 and 2017, no loan amounts were outstanding under the Jazz Credit Line Agreement.

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

Holders of the 2014 Notes could submit a conversion request with respect to their 2014 Notes to be settled at Jazz discretion through cash or ordinary shares of Tower. The conversion price was set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum was payable semiannually.

As of December 31, 2017, approximately $58 million, principal amount of these 2014 Notes were outstanding.  During 2018, all the holders of the 2014 Notes converted their notes to approximately 5.8 million ordinary shares of Tower, as a result, as of December 31, 2018, no such Jazz Notes were outstanding.

Long Term Loan Agreement from Japanese Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $33 million as of December 31, 2017).

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an additional amount of 8.5 billion Japanese Yen (outstanding principal amount was approximately $65million as of December 31, 2017).

In June 2018, TPSCo early repaid its two outstanding loans and refinanced them with 11 Billion JPY (approximately $100 million) new asset-based loan agreements with JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank, Limited (SMTB) and Sumitomo Mitsui Banking Corporation (SMBC) (“JP Loan”). The JP Loan includes a grace period through 2021 and it carries a fixed interest rate of 1.95% per annum. Principal is payable in nine semiannual payments between 2021 and 2025. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities. Outstanding principal amount was approximately $100 million as of December 31, 2018.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower or any of its affiliates.

As of December 31, 2018, TPSCo was in compliance with all of the financial ratios and covenants under this JP Loan.

Long Term Loan Agreement for TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40 million. The loan carried annual interest of LIBOR+2.0% and was originally scheduled to be repaid between 2018 and 2021. The loan was secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim. The outstanding principal amount as of December 31, 2017 was $40 million.  In July 2018, TJT early repaid the entire outstanding amount of this loan to save financing cost.

An engagement in relation to a new fabrication facility planned to be built in China.

In 2017 and 2018, the Company, Nanjing Development Zone, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed agreements regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. According to the terms therein, it was agreed that the Company will provide technological expertise together with operational and integration consultation, at terms and milestones to be further agreed to by the parties and may invest in the project to be a minority stakeholder. The framework agreement further specifies capacity allocation to the Company of up to 50% of the targeted 40,000 wafers per month fab capacity, in order to provide the Company with additional manufacturing capability and capacity.

During the year ended December 31, 2017, the year ended December 31, 2018 and the three months ended March 31,2019, the Company received, respectively, $18 million (net of taxes), zero and $9 million (net of taxes) for technological licenses, consultation and other services it provided to Tacoma in relation to this project.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in manufacturing of our customers’ products and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2018, 2017 and 2016 were, respectively, $73.1 million, $67.7 million and $63.1 million net of government participation of $1.4 million, $0.9 million and $0.5 million respectively.

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

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, and industrial markets. For example, we believe that our specialty SOI and SiGe process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our Power Management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. TowerJazz specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, infra-red, ultra-violet and X-ray spectral ranges, develop both ultra small-size cameras and imagers occupying the whole surface of a 200mm wafer. We also target the rapidly growing non-visual sensor markets by developing specialized sensors based on nanowire elements to be fabricated on silicon (SOI) and GaN technological platforms. We are also considering devices for enabling data processing using artificial intelligence approaches by using TowerJazz patented memristor solutions for emulating synapses in artificial neural networks.  Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, expanding our customer base, and grow our business at existing customers.

During recent years, we have accelerated our plans to expand manufacturing capacity. We have significantly increased capacity in Fab 1, Fab 2, Fab 3, and acquired in 2014 3 additional  fabs:  Tonami CD, Arai & Uozu fabs located in Japan (for more details see “Our Operations in Japan”). In February 2016, we completed the acquisition from Maxim of an additional fab, Fab 9, located in San Antonio, Texas to help us meet our customers’ demand. We are focused on successfully integrating all of our fabs globally and increasing the utilization of our fabs, by attracting new customers and opportunities.

We seek to maintain capital efficiency by leveraging our capacity and manufacturing model to ensure cost-effective manufacturing. With a global manufacturing footprint, including seven fabs in three continents, we are focused on sharing and applying best practices across the organization, to provide our customers with high quality solutions, along with the applications knowledge and technical support that allow them to benefit from a competitive edge in the market. Our geographical diversity allows us to perform an internal benchmark among our acquired facilities to gain knowledge on work processes and methodologies, thereby ensuring that we maintain a high level of operations across all facilities.  Our global foothold also provides our customers with manufacturing flexibility and business continuity in terms of opportunity for capacity availability.

Over the last several years, we have been constantly looking to expand our presence in the global markets, penetrate new geographical areas, increase our served markets and expand our technology offering through business and development ventures. This may also be accomplished through mergers and acquisitions with potential target fabrication facilities that may be undervalued and include a solid base of customer demand, large capacity for manufacturing and/ or unique technologies that may expand our servable and/ or available market potential, and increase our revenue, customer base and margins. Such mergers and acquisitions are also beneficial as they provide our customers with manufacturing diversification and opportunity for additional growth through access to increased capacity. In order to implement this strategy, the Company is continuously evaluating potential acquisition opportunities.  The Company’s current cash balance shall enable the Company with certain ability to realize and execute on such opportunities, and the Company may require additional financing in order to consummate such opportunities.

E.  OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements except for the purchase commitments, standby letters of credit and guarantees detailed in section F below.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due
	Total	Less than 1 year	2 Years	3 Years	4 Years	5 Years	After 5 years
	(in thousands of dollars)
Contractual Obligations
Short term liabilities (mainly trade accounts payable)	167,223	167,223	--	--	--	--	--
Loans, related interests and Capital leases	169,520	13,611	13,371	41,043	37,654	29,807	34,034
Debentures and related interest	139,399	3,612	40,086	39,054	38,022	18,625	--
Operating leases (1)	13,321	7,318	2,792	2,653	558	--	--
Equipment purchase agreements(2)	25,151	25,151	--	--	--	--	--
Other long-term liabilities	3,974	--	--	--	--	--	3,974
Other Purchase obligations (3)	97,122	69,826	19,614	3,182	2,500	2,000	--
Total contractual obligations	615,710	286,741	75,863	85,932	78,734	50,432	38,008

(1)
Operating leases include among others (i) Jazz building lease commitment until the end of 2022. The lease may be extended until 2027 upon exercise of the option provided to Jazz, see note 14C to the consolidated financial statements. (ii) long term TPSCo building lease commitment with lease payments only for the next 3 months as future lease payments were not yet determined

(2)	Equipment purchase agreements include amounts related to ordered equipment that has not yet been received.

(3)    Other Purchase obligations include primarily purchase agreements for raw materials.

In addition to these contractual obligations, we have committed approximately $1.1 million in standby letters of credit and guarantees.

The above table does not include other contractual obligations or commitments we have, such as undertakings pursuant to royalty agreements, commissions and service agreements.  We are unable to reasonably estimate the total amounts or the time table for such payments to be paid under the terms of these agreements, as the royalties, commissions and required services are a function of future revenues, the volume of business and hourly-based fees.  In addition, the above table does not include our liability with respect to advances received from our customers, which as of December 31, 2018, amounted to approximately $41.7 million that may be utilized by them against future purchases of products.  We are unable to reasonably estimate the total amounts that may be utilized by our customers since we cannot reasonably estimate their future orders in the periods set forth in the above chart.

The table above reflects our commitments and contingencies that are known to us as of December 31, 2018. Any new developments in our business plans, our modification of engagements with supply and service providers as well as changes in our commitments and contingencies following the date hereof and actual payments may vary significantly from those presented above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of March 31, 2019:
Officer	Senior Managements’ Name	Age	Title
A	Russell C. Ellwanger	64
Chief Executive Officer and Director of Tower,  and  Chairman of the Board of Directors of its subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.

B	Oren Shirazi	49	Chief Financial Officer, Senior Vice President of Finance
C	Dr. Itzhak Edrei	59	President
D	Rafi Mor	55	Chief Operating Officer

E	Nati Somekh	43	Senior Vice President, Chief Legal Officer and Corporate Secretary
F	Yossi Netzer	55	Senior Vice President of Corporate Planning
G	Dalit Dahan	50	Senior Vice President of Human Resources and IT
H	Ilan Rabinovich	62	Senior Vice President of Quality and Reliability and Fab 1 Manager
I	Dr. Marco Racanelli	52	Newport Beach Site Manager and Senior Vice President and General Manager of Analog IC Business Unit
J	Guy Eristoff	56	Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo)
k	Dr. Avi Strum	57	Senior Vice President and General Manager of the CMOS Image Sensor Business Unit
L	Zmira Shternfeld-Lavie	53	Senior Vice President and General Manager of Transfer, Optimization and Development Process Services Business Unit (TOPS) and Head of Process Engineering R&D
M	Noit Levy	35	Vice President of Investor Relations and Corporate Communications

	Directors’ Name*	Age	Title
N	Amir Elstein	63	Chairman of the Board
O	Kalman Kaufman	73	Director
P	Alex Kornhauser	72	Director
Q	Dana Gross	51	Director
R	Ilan Flato	62	Director
S	Rami Guzman	80	Director
T	Yoav Z. Chelouche	65	Director
U	Iris Avner	54	Director
V	Jerry D. Neal	74	Director

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

Ilan Rabinovich was appointed Senior Vice President of Quality and Reliability in January 2015 and in addition, holds the position as Fab 1 Manager since March 2019. Previously, Mr. Rabinovich served as Vice President, Customer Support and General Manager, CMOS Business Unit from December 2009. Prior to joining TowerJazz, from 2005 to 2009, Mr. Rabinovich served as Vice President of Operations, Opto Fab, Vishay Ltd. (formerly CyOptics Ltd.), a subsidiary of Vishay Intertechnology.  From 2000 to 2005, Mr. Rabinovich served as President and Vice President of Product Development at CyOptics Ltd. From 1995-2000, Mr. Rabinovich worked as a Process Engineering Manager and Director of Engineering for Tower Semiconductor Ltd. From 1983 to 1995, Mr. Rabinovich held various engineering and management positions in National Semiconductor Company and in Tower Semiconductor, Israel. Mr. Rabinovich holds an M.Sc. in Physics from Tel Aviv University and a B.Sc. in Physics and Mathematics from Hebrew University, Jerusalem.

Dr. Marco Racanelli was appointed Senior Vice President and General Manager of the Analog Integrated Circuits (IC) Business Unit in December 2018 and continues to serve as the Newport Beach Site Manager as he has done since April 2014. Previously, Dr. Racanelli served as Senior Vice President since June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group since September 2008. Prior to that, Dr. Racanelli served as Vice President of Technology & Engineering, and Aerospace & Defense General Manager for Jazz Semiconductor. Prior to Jazz, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor since 1996 in the area of technology development where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology, and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli received a Ph.D. and a M.S. in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. in Electrical Engineering from Lehigh University. He holds over 35 U.S. patents.

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

Noit Levy serves as our Vice President of Investor Relations and Corporate Communications and is heading our investor relations, public relations and marketing communications since 2008, having served as Director of Investor Relations and Public Relations since 2006. From 2001 to 2006 she has served in various other positions within the Company. Ms. Levy holds an MBA from Haifa University in Israel and a B.A. in Social Science and Management from the College of Management Academic Studies.

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

           Kalman Kaufman has served as a director since 2005 and as chairman of the Nomination Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, a director at ATP labs and a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser serves as a director since November 2016, after having served as an external director since August 2008.  Mr. Kornhauser has served as a member of the Compensation Committee since June 2009.  From 2017, Mr. Kornhauser serves as a board member at Priortech.  From 2008 until 2010, Mr. Kornhauser served as Senior VP and General Manager of Global Operations at Numonyx Corporation. From 1978 until 2008, Mr. Kornhauser held many senior management positions at Intel Corporation and Intel Israel serving as GM of Intel Israel, GM of Intel Electronics, VP of Technology and Manufacturing Group and President of Intel Israel.  Mr. Kornhauser holds a B.Sc. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as a director since November 2008, as a member of the Nomination Committee since January 2018 and as a member of the Compensation Committee since February 2013.   In addition, Mrs. Gross has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato served as an external director until November 2016, and has served as a director thereafter.  Mr. Flato has served as chairman of the Compensation Committee since February 2013 and as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  From 2009 until 2018, Mr.  Flato has served as director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018, he serves as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an M.A. in law from Bar-Ilan University and an MSIT from Clark University.

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

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Nomination Committee since January 2018, and as a chairman and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, he was co-chairman of Israel Advanced Technology Industries.  He currently serves on the Board of Directors of Checkpoint Software Technologies and the Tel-Aviv Stock Exchange (TASE). He is currently a board member of Aviv’s portfolio companies: MGVS, Briefcam, ScaleMP and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. He holds a B.A. in economics and statistics from Tel-Aviv University and an MBA from INSEAD, Fontainebleau, France.

Iris Avner served as an external director until November 2016, and has served as a director thereafter.  Ms. Avner has served as a member of the Compensation Committee and Audit Committee since June 2016.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, she served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, she served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.   Since March 2018, Ms. Avner serves as a member of the board of directors of Discount Bank.  She previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. in accounting and economics from Hebrew University and an MBA from Tel-Aviv University.

Jerry D. Neal has served as a director since July 2018.  Mr. Neal serves as Co-Chairman of the Board of Akoustis Technologies, Inc. since March 2016.  He founded RF Micro Devices, Inc. (“RFMD”) (now Qorvo, Inc.) in 1991 and served as its Executive Vice President of Marketing and Strategic Development from January 2002 to May 31, 2012. Mr. Neal served as Vice President of Marketing of RFMD from May 1991 to January 2000 and as its Executive Vice President of Sales, Marketing and Strategic Development from January 2000 to January 2002. Prior to joining RFMD, he was employed for 10 years with Analog Devices, Inc., including as Marketing Engineer, Marketing Manager, and Business Development Manager. Mr. Neal also founded Moisture Control Systems for the production of his patented electronic sensor for measurement of soil moisture for research, which was later sold to Hancor, Inc. He has previously served on the board of Jazz Semiconductor, Inc. from 2002 until 2008,  prior to its acquisition by Tower Semiconductor, Ltd. Mr. Neal served as a Director of RFMD from February 1992 to July 1993. He also held various positions at Hewlett-Packard. Mr. Neal received his Associate’s Degree in Electrical Engineering from Gaston Technical Institute and NCSU and his doctor of business management degree from Southern Wesleyan University.

B.  COMPENSATION

For the year ended December 31, 2018, we paid to all our directors and senior management described in Item 6A. above, as a group, an aggregate of $9.2 million, in salaries, fees, payments upon termination and bonuses.  The total employer cost for personal vehicle, relocation expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits for such persons was approximately $2.6 million in the year ended December 31, 2018.

As required by the Israeli Companies Law, during 2013, Tower adopted a compensation policy regarding the terms of office and employment of our office holders and directors, including compensation, equity-based awards, indemnification and insurance, severance and other benefits. This compensation policy was created by the Compensation Committee, recommended for approval by the Board of Directors, which approved it and then approved by the shareholders’ meeting in September 2013. The Israeli Companies Law requires that every compensation policy be reviewed, assessed and approved at least every three years. Accordingly, the compensation policy was reviewed and assessed by the Compensation Committee, which proposed and approved a few amendments thereto and recommended to the Board of Directors to approve it.  Thereafter, in June 30, 2016 and June 29, 2017, an amended compensation policy was approved by the shareholders.  Since the adoption of the compensation policy in 2013, as later revised in June 30, 2016 and June 29, 2017, the terms of compensation of the Company's officers and directors are based on this policy. Our compensation policy is performance based and is designed to align our officers’ and directors' interests with those of the Company and its shareholders in order to enhance shareholder value. Its structure allows Tower to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as motivate achievement of Company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

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

Our Board of Directors appointed Mr. Ilan Flato, Mr. Alex Kornhauser, Ms. Dana Gross and Iris Avner as members of the Compensation Committee, and Mr. Ilan Flato as chairman of the Compensation Committee. The Compensation Committee has been charged by the board of directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law.  The board of directors also delegated to the Compensation Committee the review and approval of equity grants to non-officer employees.

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

The policy’s objectives and goals are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to our short term as well as mid-term and long-term success and in order to provide a leadership role for the Company.  The policy is also important in order to enhance shareholder value, while supporting a performance culture that is based on merit and recognition of Tower's values, motivating individuals to perform at their highest level, differentiating and rewarding excellent performance.  Due to our unique position as an Israeli company with a global footprint, we aim to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent.

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

Specified below is the individual data outlining the actual compensation granted to our five most highly compensated officers and/ or directors with respect to the year ended December 31, 2018 (collectively referred to herein as the “Covered Officers”). The Covered Officers, consist of A, C, B, D and J who were granted total compensation (in cash and/or in equity values, including employer’s cost of all social benefits and relocation expenses) with respect to the year ended December 31, 2018 in the total amount of approximately $12.3 million.

The base salary varies between the different officers and directors, and is individually determined according to the past performance, educational background, place of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer or director and the prior salary and compensation arrangements therewith.  Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, in accordance with the compensation policy, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.  Base salary (gross) paid by the Company to the Covered Officers A, C, B, D and J with respect to the year ended December 31, 2018, amounted to $0.78 million, $0.40 million, $0.32 million, $0.29 million and $0.23 million, respectively. Officers and directors are entitled to social and other benefits as per applicable law and based on the practice of peer companies, and may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, global market and local market practice and applicable law. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company. The cost to the Company of such social and other benefits paid to the Covered Officers A, C, B, D and J with respect to the year ended December 31, 2018, amounted to $0.20 million, $0.20 million, $0.18 million, $0.17 million, and $0.07 million, respectively. In addition, when relevant, and subject to approval of the Compensation Committee, the Board of Directors and the Company's shareholders as may be required under applicable law, Covered Officer A is entitled to relocation related and reimbursement expenses and/or other benefits, including housing costs, family flights and other costs.   Such relocation related and reimbursement expenses granted to Covered Officer A with respect to the year ended December 31, 2018, amounted to $0.28 million.  In addition, Covered Officer J, who serves us in Japan as the Chief Executive Officer of TowerJazz Panasonic Semiconductor Company (TPSCo), is entitled to relocation related reimbursement expenses and the Company is also making payments to him and to his benefit, including to certain governmental agencies, compensating him for added costs resulting from his relocation by the Company to Japan. Such relocation related payments, including cost accrual to the Company in respect to Covered Officer J, with respect to the year ended December 31, 2018, amounted to $0.55 million.  No such relocation related payments or accruals were made to any of Covered Officers C, B and D.

For purposes of attracting high quality personnel, we may offer an officer or director a sign-on bonus as an incentive to join the Company, which may be comprised of cash and/or equity and shall not exceed an amount equal to the officer's or director's annual base salary. No such payment or accrual was made or earned in 2018.

Our policy is to allow annual cash bonuses, which may be awarded to the office holders upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.  The compensation policy sets forth a pre-defined mechanism which includes multiple sections with a range of weight (in percentage terms) of each group of component measures, which shall consist of bonus criteria based on measurable components and the weight (in percentage terms) of each measure as a portion of the annual criteria, as well as a minimum threshold below which no bonus will be awarded.  Such measures include net profit targets, M&A targets, EBITDA, revenue and cash targets, fab cycle time yield and retention targets.  These targets directly link to our strategy to continue our growth trajectory, expand our served markets, increase our higher margin manufacturing and maintain a leading position in the specialty analog semiconductor industry.  Office holders may also receive a special bonus for substantial achievements on certain types of special transactions that are unexpected when determining our annual management by objective plan up to 4 monthly base salaries. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and will be granted only in situations as specified above. The cash bonus gross amounts granted by the Company to the Covered Officers A, C, B, D and J during the year ended December 31, 2018, amounted to $1.51 million, $0.57 million, $0.47 million, $0.31 million and $0.20 million, respectively.

The equity based compensation offered by us is intended to be in a form of restricted stock units (“RSUs”) and/or other equity forms, such as options, in accordance with our equity based compensation policies and programs in place from time to time and in accordance with the compensation policy.  The equity based compensation, shall be granted as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, professional experience, qualifications, specializations, role, personal responsibilities, achievements of the officer or director and the prior salary and compensation arrangements therewith, and subject to legal limitations. As a general policy, there shall be no vesting before the end of the first year from date of grant.  We calculate the fair market value of the equity based compensation for the officers and directors, at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model, when such award is approved by the Compensation Committee, Board of Directors and shareholders, as applicable, and amortize such value over the applicable vesting schedule.   The equity granted may contain a mandatory exercise provision for vested equity which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.  There shall be accelerated vesting of all equity granted to Executive Officers and Directors (including outstanding, current and future equity grants), in the event of their death, allowing the exercise of such vested equity in accordance with the terms of the applicable equity plan governing it. Total value of equity based compensation to the Covered Officers A, C, B, D and J recorded during the year ended December 31, 2018 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2018 with respect to all grants of equity vehicles to said Covered Officers), amounted to $3.23 million, $0.87 million, $0.72 million, $0.61 million and $0.12 million, respectively.

We may provide certain officers (not including directors) with a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which they may be entitled to all of the compensation elements, and to the continuation of vesting of their equity based compensation.  Officers (not including directors) shall provide us with prior notice of resignation of at least three (3) months.  During this advance notice period, at our discretion, such officers may be requested to remain on our payroll and provide services to us.  During this period, such officers shall be paid their base salary and benefits and may be entitled to a partial or full annual bonus, based on their actual period of service or employment within this period, and based on the Company's performance during the period, the contribution of such officer to achieving our targets and profits and the circumstances of the termination.  Upon resignation, such officers who are Israeli employees may receive severance pay according to Israeli law. All other employees shall receive severance pay according to the applicable local laws.   Upon dismissal, officers who are Israeli employees may receive under the compensation policy severance pay equal to his/her last monthly base salary multiplied by the number of years employed by us, subject to approvals as may be required. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to such officers for the aforementioned severance compensation shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to such officer in accordance with the local labor law. No such payment was made or earned in 2018.

Under the compensation policy, the Company may grant its officers (not including directors) a change of control bonus, subject to receipt of applicable corporate approvals as required by law. The change of control bonus would allow for a bonus in connection with a corporate transaction involving a change of control and subject to the termination of such officer upon the change of control. The change of control bonus may be in an amount of up to one annual base salary and acceleration of all unvested equity for exercise for the Company's chief executive officer and in an amount of up to nine (9) months' base salary and acceleration of all unvested equity for exercise for the other officers (excluding directors).  No such payment or accrual was made or earned in 2018.

In connection with a corporate transaction involving a change of control, the chairman of the board and other directors may be entitled to acceleration of all unvested equity for exercise.

In accordance with the compensation policy, the CEO is eligible for a termination grant upon termination of his employment.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment, his service and employment conditions in the course of said period, our performance during the period, his contribution to the achievement of our targets and profits and the circumstances surrounding the termination of employment. No such payment or accrual was made or earned in 2018.

On July 3, 2018, our shareholders approved an equity grant to our CEO in a value of $3.9 million, which was comprised of 60% time-vested RSUs and 40% performance-based RSUs, both vesting over a three-year period; and an additional performance-based RSUs in a value of $1.1 million to bring his level of equity compensation in line with peers we compete with whilst incentivizing him for the next phase of the Company’s growth trajectory through M&A and other strategic opportunities, technological roadmap expansion, operational capacity increase, and geographic diversification. The performance based RSUs were set to be earned by the CEO in proportion to the attainment by the Company of two financial corporate performance metrics, weighted equally. These performance metrics were set at net profit and cash from operations for 2018.  Actual net profit for 2018 was $135.6 million and cash from operations for 2018 was $312.9 million.  Since these financial results were lower than the metrics targets set for 2018, the CEO earned a proportional portion of the performance RSUs.  For further details, see Tower’s proxy statement to its shareholders filed with the SEC on Form 6-K on May 24, 2018.

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

As of December 31, 2018, approximately 1.07 million options and RSUs were outstanding under the 2013 Plan to our directors and senior management described in Item 6A, of which approximately 0.55 million were outstanding to our CEO and approximately 0.03 million were outstanding to our Chairman.  Further grants may be approved in accordance with a decision of the Compensation Committee, Board of Directors of the Company and/or shareholders, as applicable.

The abovementioned RSUs to our CEO and chairman of the board of directors under the 2013 Plan were approved by our shareholders in accordance with the Company’s approved compensation policy. The RSUs have a three year vesting schedule.

In July 2018, we granted the following equity awards to the CEO and directors under the 2013 Plan: (i) 107,290 time vested RSUs and 121,962 performance-based RSUs to the CEO, for a total compensation value of approximately $5 million; (ii) 13,755_time vested RSUs to the chairman of the board of directors for a total compensation value of approximately $0.3 million; and (iii)  3,438 time vested RSUs to each of our eight directors (excluding the Chairman and the CEO), for a total compensation value of approximately $0.6 million. These grants were approved by the shareholders on July 3, 2018. In addition, in 2018, the Company granted an aggregate of approximately 0.23 million RSUs to its senior management described in Item 6A under the 2013 Plan, vesting over a three year period.

For further information concerning our employee equity plans and outstanding employee equity, see Note 17B to the consolidated financial statements for the year ended December 31, 2018 included in this report.

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

Pursuant to the Amendment to the Relief Regulations, Israeli companies which meet the above conditions may opt to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of audit and compensation committees applicable to U.S. domestic issuers (which with respect to the Company are the Nasdaq Listing Rules and the rules set forth in the Securities Exchange Act of 1934 (the "Exchange Act")) instead of complying with the Companies Law provisions relating to external directors. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and the composition of the audit and compensation committees as set forth above, may continue to serve out his/her term as a non-external director on the company's board of directors until the earlier of (i) the end of his/her three year term, or (ii) the second annual general meeting following the company's decision to comply with the said applicable foreign exchange rules, without any further action on the part of the Company or its shareholders. Such director may be elected to the board of directors by the Company's shareholders, but he/she would now be elected as a regular director (not an external director) and his/her election would be no different than the election of any other director.

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

Mr. Ilan Flato, Mr. Alex Kornhauser and Ms. Iris Avner, the Company's external directors prior to the determination to follow the relief provided under the Amendment to the Relief Regulations,  continued serving as non-external directors starting from the date of the determination of the Company's board of directors detailed above, and were re-elected on June 29, 2017 as non-external directors at the Company's 2017 annual general meeting (the "2017 AGM"), to serve until the next annual general meeting of the Company or until their respective successors are duly elected, following which they were again re-elected on July 3, 2018 as non-external directors at the Company's 2018 annual general meeting, to serve until the next annual general meeting of the Company or until their respective successors are duly elected.

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

Mr. Yoav Chelouche, Mr. Ilan Flato, Mr. Rami Guzman, and Mrs. Iris Avner serve on Tower's audit committee, and Mr. Yoav Chelouche serves as the audit committee chairman. The board has determined that all of the members of the audit committee meet the independence and financial knowledge requirements for audit committee service of the Nasdaq Listing Rules and the Exchange Act, as well as the Nasdaq Listing Rules requirement regarding financial sophistication.  Mr. Ilan Flato, Mr. Alex Kornhauser, Mrs. Dana Gross and Mrs. Iris Avner serve on Tower's compensation committee, and Mr. Ilan Flato serves as the compensation committee chairman.  The board has determined that all of the members of the compensation committee meet the independence requirements for compensation committee service of the Nasdaq Listing Rules and the Exchange Act.

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

D.  EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.
	As of December 31,
	2018	2017	2016
Process and product engineering, R&D and design	1,065	1,054	1,015
Manufacturing and operations	3,860	3,917	3,895
Manufacturing support	394	399	370
Sales and marketing, finance & administration	267	271	272
Total	5,586	5,641	5,552

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

Under the special collective bargaining agreement to which we are party in regard to our Israeli employees, we are required to contribute funds to an employee’s “Manager’s Insurance” fund and/or pension fund.  Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment.  To the Manager’s Insurance fund or pension fund, Tower employee contributes an amount equal to 6% of his/her wages and Tower contributes an additional 14.83% to 15.83% of his or her wages.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Under our special collective bargaining agreement, Section 14 to the Israeli Severance Pay Law, 5723-1963, applies to Tower, according to which the employer's contribution to severance pay shall replace payment of severance pay upon termination of employment.  Therefore, the monthly contributions as mentioned above constitute the required payment for severance pay, and we are not required to pay any additional sum upon termination of employment for the period during which Sections 14 applies.

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

E.  SHARE OWNERSHIP

As of March 31, 2019, our directors and senior managers held options and RSUs to purchase an aggregate of 0.89  million of our ordinary shares. The options have an average exercise price of $13.03 per share and the options expire between 2020 and 2023. No individual director or senior manager beneficially owns 1.00% or more of our outstanding ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

As of March 31, 2019, approximately 106.3 million ordinary shares were issued and outstanding.  Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and ownership on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares is set forth below.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Identity of Person or Group	Percent of Class(1)	Percent of Class (Diluted)(2)

Phoenix holdings (3)	7.96%	7.82%
Senvest Management, LLC (4)	8.64%	8.49%
Harel Insurance Investments & Financial Services (5)	5.33%	5.24%

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

(3)
Based on information provided by Phoenix holdings as of March 31, 2019, it had approximately 8.5 million shares. The securities reported herein are beneficially owned by various subsidiaries of Phoenix Holding Ltd.  Based on Phoenix holdings report, each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(4)	Based on information provided by Senvest Management as of March 31, 2019, it had approximately 9.2 million shares.

(5)	Based on information provided by Harel Insurance Investments & Financial Services as of March 31, 2019, it had approximately 5.7 million shares.

Tower's abovementioned major shareholders do not have additional voting rights beyond their shareholdings percentage.

 As of March 31, 2019, there were a total of 15 holders of record of our ordinary shares, of which 10 were registered with addresses in the United States.  Such United States record holders (which include non-US shareholders) were, as of such date, the holders of record of approximately 68.2% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 68.1% of our outstanding ordinary shares as of said date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

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

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believed contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed against the Company, certain of its officers, directors and its external independent auditor in the US and Israel. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof. In April 2018, the Israeli plaintiff appealed to the Israeli supreme court. In October 2018, the Israeli Supreme Court reaffirmed the district court’s ruling and denied the plaintiff’s request for appeal.

Jazz leases its fabrication facilities under operational lease contracts. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that Jazz’s noise abatement efforts are not adequate under the terms of the amended lease.  Jazz does not agree and is disputing these claims.

B.  SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2018, except as disclosed in this annual report.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the NASDAQ Stock Market and Tel Aviv Stock Exchange:

	NASDAQ Stock Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Period

March 2019	18.39	16.10	66.00	58.34
February 2019	19.03	14.36	68.87	52.00
January 2019	15.19	13.57	55.54	50.41
December 2018	17.21	13.56	64.10	50.41
November 2018	16.58	13.78	60.12	51.53
October 2018	22.41	13.87	80.17	54.01
First quarter 2019	19.03	13.57	68.87	50.41
Fourth quarter 2018	22.41	13.56	80.17	50.41
Third quarter 2018	23.55	19.26	86.31	72.00
Second quarter 2018	29.36	21.69	102.00	79.29
First quarter 2018	36.08	26.52	124.00	91.60
Fourth quarter 2017	36.69	30.40	128.00	106.40
Third quarter 2017	30.91	23.38	109.90	82.70
Second quarter 2017	25.89	20.60	92.14	76.46
First quarter 2017	23.65	19.02	86.51	73.17
2018	36.08	13.56	124.00	50.41
2017	36.69	19.02	128.00	73.17
2016	20.04	10.36	76.55	40.32
2015	18.29	10.68	73.79	41.85
2014	14.26	5.44	56.00	19.20

ITEM 10.	ADDITIONAL INFORMATION

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, upon at least 21 days’ prior notice to our shareholders.  Two or more shareholders holding at least 33% of the voting rights personally or by proxy will constitute a quorum for the meeting.  Shareholders may vote in person or by proxy, and are required to prove title to their shares as required by the Companies Law pursuant to procedures established by the Board of Directors.  Resolutions regarding the following matters shall be passed by an ordinary majority of those voting at the general meeting.

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

The Companies Law requires that specific types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the company’s audit committee or compensation committee, board of directors and shareholders, by a regular majority vote of the shareholders present and voting (or a higher majority if so required under the company's articles of association), or, in some cases detailed in the Companies Law, by a special majority vote of the disinterested shareholders..  For example, the Companies Law requires that agreements regarding the terms of compensation, insurance or indemnification, and any amendment thereof, of directors and the general manager be approved by the company’s compensation committee, board of directors and shareholders (with several exemptions from shareholder approval available in the Companies Regulations (Relief from Related Parties Transactions), 2000). Agreements regarding the terms of compensation, insurance or indemnification of officers, and any amendment thereof, will need to be approved by the company’s compensation committee and board of directors, and in certain instances by shareholders as well. In the case of a transaction with an office holder that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required, unless the Articles provide otherwise. Pursuant to a recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation) 2006, a company may define in its compensation policy a reasonable range for changes in the compensation of office holders who are subordinated to the CEO, which will only require CEO approval, provided that the transaction is in the company’s interests. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles it must be approved first by the audit committee and then by the board of directors, and, in specific circumstances, by a meeting of the shareholders.  Subject to exceptions set forth in the Companies Law,  any individual who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present during the relevant discussion at such meeting or vote on such matter. In addition, pursuant to the Companies Law, the approval of the company's compensation policy requires the approval of the compensation committee, the board of directors and the company's shareholders. The shareholders' majority vote must include, in addition to the ordinary majority of shareholder present, in person or by proxy, at the meeting, either more than one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting (not including abstentions), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the approval of the proposed compensation policy must not represent more than two percent of the voting rights in the company. In the event that the shareholders reject the proposed compensation policy, the company's compensation committee and board of directors can nonetheless approve the policy, provided that the company's compensation committee and thereafter the board of directors have determined to approve the policy, based on detailed reasoning, after having re-examined the policy, and having taken the shareholder rejection into consideration. The compensation committee and board of directors are required to review the compensation policy periodically, and bring the compensation policy for approval or re approval by the shareholders at least once every three years.

The Companies Law applies the disclosure requirements applicable to office holders, as detailed above, to a controlling shareholder of a public company.  The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. In addition,  the definition of "controlling shareholder" also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold) in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or with his, her or its relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the company’s compensation policy. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, require the approval of the audit committee, the board of directors and the shareholders of the company.  Agreements relating to the terms of office and employment of a controlling shareholder require the approval of the compensation committee, the board of directors and the shareholders of the company. In addition to the ordinary majority that is required for the shareholder approval for the above noted matters, the shareholder majority must also include either more than one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting (not including abstentions), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

Extraordinary transactions between the Company and a controlling shareholder or in which a controlling shareholder has personal interest and with duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines that the transaction for such period is reasonable under the circumstances.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company need to comply with the company’s compensation policy. In the event that the terms of office and employment deviate from the company's compensation policy, they can nonetheless be approved if  the following two cumulative conditions are met: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of office holders who are neither directors nor the general manager require only the approval by the (i) compensation committee; and (ii) the board of directors, provided that they comply with the company's compensation policy.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above). Non-material changes to the terms of compensation of office holders who are subordinated to the company general manager will require only general manager approval, provided that the company's compensation policy includes a reasonable range for such non-material changes and that the changes are within such range.

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would prevent the proposed engagement. In addition, the terms of compensation of the general manager will not require shareholder approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

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

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by ordinary majority, provided that they comply with the compensation policy. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above). Terms of office and employment of directors can be approved without shareholders consent if such terms are either (i) only to the benefit of the company, or (ii) the compensation paid does not exceed the maximum compensation payable to external directors under applicable law, and the compensation committee and board of directors approved the foregoing.

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

The Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company.  This rule does not apply if there is already another shareholder of the company that holds 25% or more of the voting rights in the company.  Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no shareholder that holds more than 45% of the voting rights in the company. Furthermore, for a period of one year following the consummation of a special tender offer, none of the bidders in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may effect another tender offer with respect to shares of the subject company or a merger with the subject company.

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

Companies Law Amendments

On February 17, 2016, Amendment 27 to the Companies Law came into effect, on April 3, 2016, certain amendments to the Companies Regulations came into effect and on April 17, 2016 the Amendment to the Relief Regulations came into effect. The purpose of these amendments was to provide certain relief with respect to the existing provisions governing corporate governance practices of Israeli companies in order to, among other things, encourage companies to publicly offer securities in Israel.

 The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions in Item 10 “The Companies Law”.

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

  NASDAQ Marketplace Rules and Home Country Practices

As permitted by NASDAQ Listing Rule 5615(a)(3), in lieu of certain corporate governance requirements we have chosen to follow the practices of our home country with respect to the following:

•	We do not supply an annual report but make our audited financial statements available to our shareholders prior to our annual general meeting, as permitted by Israeli law.

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

•	Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as permitted by Israeli law.

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

•
Israeli law does not require the adoption of and our Board of Directors has not adopted a formal written charter or board resolution addressing the nomination process and such related matters as may be required under United States federal securities laws and  pursuant to which certification is   required by  NASDAQ Listing Rules 5605 (e)(2).

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

Material Contracts

Our share capital transactions in the last 3 years may be found in the statements of changes in shareholders’ equity attached hereto to this form. The outstanding shares of the Company increased following the conversion of capital notes (see details in note 15C to our financial statements attached hereto) and convertible debentures (see details in note 10C to our financial statements attached hereto), exercise of options warrants and RSU’s (see details in note 15B to our financial statements attached hereto). All our shares are ordinary shares and entitle its holders with the same rights.

For information regarding material contracts see Notes 10, 11, 13, 14, 15 and 16 to our consolidated financial statements for the year ended December 31, 2018 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSCo Agreements

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”).

Panasonic transferred its semiconductor wafer manufacturing process and 8 inch and 12 inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into a manufacturing agreement for a period of five years of volume production.  The Company acquired 51% of the shares of TPSCo, and as consideration for our 51% equity holding in TPSCo, at the closing of the transaction, we issued to Panasonic 870,454 of our ordinary shares valued at approximately $7.4 million.  In June 2014, Panasonic’s shares in TPSCo were transferred and its rights and obligations were assigned to its wholly-owned subsidiary, Panasonic Semiconductor Solutions Co. (“PSCS”).

In March 2019, as announced, agreements were signed between Tower and/or TPSCo and PSCS to extend the business partnership by an additional three year period under certain amended terms.

A shareholders’ agreement was signed by Tower and/or TPSCo and PSCS, stating, among other things, that neither Tower nor PSCS will transfer its shares in TPSCo for 3 years without the prior consent of the other party.

A manufacturing agreement was entered into between PSCS and TPSCo which sets forth the terms under which TPSCo shall manufacture semiconductor wafer products for PSCS. PSCS will order such products by providing TPSCo with a six month rolling forecast.  The quantities set forth in such forecast shall be fully binding with respect to specific lead times (determined per each category of products). PSCS will pay for such products based on the revised pricing structure specified in the agreement.  The term of the manufacturing agreement is three years.

An intellectual property license agreement was entered into between Panasonic and PSCS, to which Tower is a third party beneficiary, setting forth the terms pursuant to which PSCS grants TPSCo a royalty free license to use Panasonic’s intellectual property rights to manufacture products for PSCS and other third parties during the term of the agreement. Under the terms of the agreement, TPSCo is allowed to sublicense such licenses to Tower and other third parties, subject in certain cases to the prior written consent of Panasonic, and subject to payment of royalties. The term of the agreement shall be for three years.

In addition to, and in connection with the operation of TPSCo and its manufacture of wafers, additional ancillary agreements were entered into between PSCS, TPSCo and/or Tower.

For details concerning the Company's financing transactions and debt related, see "Item 5. Operation and Financial Review – B. Liquidity and Capital Resources."

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

Taxation

The discussion below does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions which might apply to our securities or to reflect the views of the relevant tax authorities, and it is not meant to replace professional advice in these matters.  The discussion below is based on current, applicable tax law, which may be changed by future legislation or reforms.  Non-residents should obtain professional tax advice with respect to the tax consequences of holding or selling our securities under the laws of their countries of residence of holding or selling our securities.

Israeli Taxation

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 23% commencing 2018. However, the effective tax rate payable by a company which derives income from a "Preferred Enterprise " (as further discussed below) may be lower.

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

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 23% from 2018 onwards.

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

Interest and OID paid on our debentures to Israeli corporations will, in general, be subject to withholding tax at a rate of 23% from 2018 onwards.

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

On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations we would be required to withhold income tax at the rate of 25% (or 30% if such non-Israeli resident individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date).  If the income out of which the dividend is being paid is attributable to a privileged Enterprise or Preferred Enterprise under the Investment Law, the rate is generally not more than 20%.  A different rate may be provided for in an applicable tax treaty.

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

Significant changes to the Investment Law

Effective January 1, 2011 significant changes have been made to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 7.5% or 16% , with the actual tax rates determined by the location of the enterprise. The location of Tower's fabrication facilities in Israel entitles it to benefit from a tax rate of 7.5%. The tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership.

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

A “Preferred Enterprise” is defined as an Industrial Enterprise (including, inter alia, an enterprise which provides approved R&D services to foreign residents), which generally more than 25% of its business income is from export. As mentioned above, the new tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

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

Excess Tax

An additional income tax at a rate of 3% will be imposed on high earners individuals whose annual income or gain including, but not limited to, dividends, interest and capital gains, exceeds a certain threshold which is linked to the annual change in the Israeli consumer price index. The threshold in 2018 is approximately NIS 640,000.

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

Dividends paid by a foreign corporation will not qualify for the reduced rates, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “PFIC Rules” below.

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

We do not believe that we satisfied either of the tests for PFIC status in 2018 or in any prior year and we do not expect to be a PFIC for 2019. However, there can be no assurance that we will not be a PFIC in 2019 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.”  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rent and annuities.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

Our cash equivalents, short-term deposits and investments in marketable securities are exposed to market risk due to fluctuation in interest rates on our cash deposits and/ or investments, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits/ securities. Due to the short maturities of our investments and available for sale securities, their carrying value approximates their fair value.

Debentures Series G issued in 2016 (with an outstanding principal of approximately $125 million as of December 31, 2018), bear annual fixed interest of 2.79%, JP loan (with an outstanding principal of approximately $100 million as of December 31, 2018), bears annual fixed interest of 1.95%, and approximately $47 million of our subsidiaries’ capital leases bear fixed interest at a rate of 1.85% per annum. Therefore, we are not subject to cash flow exposure and/or financing expenses to interest rate fluctuations with respect to any of debentures Series G, JP loan and the capital leases.

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

Foreign Exchange Risk

The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2018, the USD appreciated against the NIS by 8.1%, as compared to 9.8% depreciation during the year ended December 31, 2017.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the Company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

Since we are exposed to the fluctuation in the USD to NIS exchange rate with respect to Tower's Series G debentures issued in 2016, which are denominated in NIS (principal and interest), we have entered into cash flow swap-hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap transaction. As of December 31, 2018, the outstanding principal amount of Debentures G was approximately $125 million. The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will mostly be offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2018, the USD depreciated against the JPY by 2.4%, as compared to 3.8% depreciation during the year ended December 31, 2017. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2018 (from 3.75 to 3.41), the effective impact on our quarterly expenses denominated in NIS would be higher expenses by approximately $3 million a significant portion of which is hedged using the above described cylinder transactions.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2018 (from 110 to 100), the effective impact on our quarterly expenses denominated in JPY would be higher expenses by approximately $2 million, a significant portion of which is hedged using the above described cylinder transactions and our natural hedging.

As of December 31, 2018, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY debt denominated financings: (i) approximately $100 million of TPSCo’s loans bearing a fixed interest rate of 1.95% per annum and (ii) approximately $47 million of capital lease agreements with an annual interest rate of 1.85%. However, as of December 31, 2018, we had approximately $103 million of cash and cash equivalents held in JPY currency accounts and deposits, partially mitigating the above JPY debt exposure. Under current terms of our JPY cash, cash equivalent and debt financing, we have determined that an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2018 (from 110 to 100), would not have a material effect on our balance sheet as of December 31, 2018.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all four members of our audit committee, Mr. Ilan Flato, Mr. Rami Guzman, Mr. Yoav Chelouche and Ms. Iris Avner, are audit committee financial experts under applicable SEC rules and are independent as defined by NASDAQ Marketplace Rules.

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

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2018	2017
	(US dollars In Thousands)
Audit Fees (1)	809	790
Audit Related Fees (2)	31	27
Tax Fees (3)	18	26
Other (4)	--	26
	858	869

(1)
Audit Fees consist of fees for professional services rendered for the audit of our financial statements and our subsidiaries financial statements. Services in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting) and reviews of our semi-annual financial results submitted on Form 6-K.

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2018 are included in this Annual Report beginning on page F-1.

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

4.3         Equity Convertible Capital Note, dated July 30, 2013, issued to Bank Hapoalim B.M. (incorporated by reference to exhibit 4.39 to the Registrant’s Form 20-F filed on May 14, 2014).

4.4         2013 Share Incentive Plan (incorporated by reference to Exhibit 4.54 to the Registrant’s Form 20-F filed on May 14, 2015).

4.5         The Amended Compensation Policy of the Company (incorporated by reference to Annex A to Proposal4 found in Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 25, 2016).

4.6         The Amended Compensation Policy of the Company (incorporated by reference to Annex A to Proposal 3 found in Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 25, 2017).

4.7          Joint Venture Formation Agreement among Tower Semiconductor Ltd. and Panasonic Corporation, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.63 Registrant’s Form 20-F/A filed on November 17, 2014).

4.8          Business Transfer Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.65 to the Registrant’s Form 20-F/A filed on November 17, 2014).

4.9          Manufacturing Agreement between Panasonic Corporation and TowerJazz Panasonic Semiconductor Co., Ltd., dated as of April 1, 2014 (incorporated by reference to Exhibit 4.66 to the Registrant’s Form 20-F/A filed on November 17, 2014).

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

#12.2     Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1     Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2     Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1     Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

#101       The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets as of December 31, 2018 and 2017;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016;

(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016;

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and

(v)	Notes to Consolidated Financial Statements, tagged as blocks of text.

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

#Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger Russell C. Ellwanger Chief Executive Officer

April 25, 2019

 TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv. Israel
February 28, 2019

We have served as the Company’s auditor since 1993.

Tel Aviv - Main Office

1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem	Haifa	Beer Sheva	Eilat	Petah Tikva	Netanya
3 Kiryat Ha’Mada	5 Ma’aleh Hashichrur	12 Alumot	The City Center	Deloitte Analytics	Seker - Deloitte
Har Hotzvim Tower	P.O.B. 5648	Omer Industrial park	P.O.B. 583	7 Hasivim	7 Giborey Israel St.
Jerusalem, 914510	Haifa, 3105502	P.O.B. 1369	Eilat, 8810402	P.O.B. 6712	P.O.B. 8458
D. BOX 45396		Omer, 8496500		Petah Tikva, 4959368	Netanya, 4250407

Tel: +972 (2) 501 8888	Tel: +972 (4) 860 7333	Tel: +972 (8) 690 9500	Tel: +972 (8) 637 5676	Tel: +972 (73) 399 4163	Tel: +972 (9) 892 2444
Fax:+972 (2) 537 4173	Fax:+972 (4) 867 2528	Fax:+972 (8) 690 9600	Fax:+972 (8) 637 1628	Fax:+972 (3) 919 0372	Fax: +972 (9) 892 2440
info-jer@deloitte.co.il	info-haifa@deloitte.co.il	info-beersheva@deloitte.co.il	info-eilat@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its networkof member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 28, 2019, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and arc required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv. Israel
February 28, 2019

Tel Aviv - Main Office

1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem	Haifa	Beer Sheva	Eilat	Petah Tikva	Netanya
3 Kiryat Ha’Mada	5 Ma’aleh Hashichrur	12 Alumot	The City Center	Deloitte Analytics	Seker - Deloitte
Har Hotzvim Tower	P.O.B. 5648	Omer Industrial park	P.O.B. 583	7 Hasivim	7 Giborey Israel St.
Jerusalem, 914510	Haifa, 3105502	P.O.B. 1369	Eilat, 8810402	P.O.B. 6712	P.O.B. 8458
D. BOX 45396		Omer, 8496500		Petah Tikva, 4959368	Netanya, 4250407

Tel: +972 (2) 501 8888	Tel: +972 (4) 860 7333	Tel: +972 (8) 690 9500	Tel: +972 (8) 637 5676	Tel: +972 (73) 399 4163	Tel: +972 (9) 892 2444
Fax:+972 (2) 537 4173	Fax:+972 (4) 867 2528	Fax:+972 (8) 690 9600	Fax:+972 (8) 637 1628	Fax:+972 (3) 919 0372	Fax: +972 (9) 892 2440
info-jer@deloitte.co.il	info-haifa@deloitte.co.il	info-beersheva@deloitte.co.il	info-eilat@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its networkof member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of December 31,
	2018	2017

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$385,091	$445,961
Short-term interest-bearing deposits	120,079	--
Marketable securities	135,850	113,874
Trade accounts receivable	153,409	149,666
Inventories	170,778	143,315
Other current assets	22,752	21,516
Total current assets	987,959	874,332

LONG-TERM INVESTMENTS	35,945	26,073

PROPERTY AND EQUIPMENT, NET	657,234	635,124

INTANGIBLE ASSETS, NET	13,435	19,841

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	88,404	111,269

TOTAL ASSETS	$1,789,977	$1,673,639

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans, leases and debentures	$10,814	$105,958
Trade accounts payable	104,329	115,347
Deferred revenue and customers' advances	20,711	14,338
Employee related liabilities	50,750	50,844
Other current liabilities	17,117	15,886
Total current liabilities	203,721	302,373

LONG-TERM DEBT
Debentures	120,170	128,368
Other long-term debt	136,499	100,355

LONG-TERM CUSTOMERS' ADVANCES	28,131	31,908

EMPLOYEE RELATED LIABILITIES	13,898	14,662

DEFERRED TAX LIABILITY	50,401	63,924

OTHER LONG-TERM LIABILITIES	952	2,343

TOTAL LIABILITIES	553,772	643,933

Ordinary shares of NIS 15 par value:	418,492	391,727
150,000 authorized as of December 31, 2018 and 2017
105,066 and 104,980 issued and outstanding, respectively, as of December 31, 2018
98,544 and 98,458 issued and outstanding, respectively, as of December 31, 2017
Additional paid-in capital	1,380,396	1,347,866
Capital notes	20,758	20,758
Cumulative stock based compensation	93,226	80,565
Accumulated other comprehensive loss	(23,388)	(22,759)
Accumulated deficit	(637,446)	(773,025)
	1,252,038	1,045,132
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,242,966	1,036,060
Non-controlling interest	(6,761)	(6,354)
TOTAL SHAREHOLDERS' EQUITY	1,236,205	1,029,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,789,977	$1,673,639

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2018	2017	2016

REVENUES	$1,304,034	$1,387,310	$1,249,634

COST OF REVENUES	1,011,087	1,033,005	946,534

GROSS PROFIT	292,947	354,305	303,100

OPERATING COSTS AND EXPENSES:

Research and development	73,053	67,664	63,134
Marketing, general and administrative	64,951	66,799	65,439
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(627)

	138,004	134,463	127,946

OPERATING PROFIT	154,943	219,842	175,154

FINANCING EXPENSE, NET	(13,184)	(15,447)	(24,349)

GAIN FROM ACQUISITION, NET	--	--	50,471

OTHER INCOME (EXPENSE), NET	(2,442)	(2,627)	9,322

PROFIT BEFORE INCOME TAX	139,317	201,768	210,598

INCOME TAX BENEFIT (EXPENSE), NET	(5,938)	99,888	(1,432)

NET PROFIT	133,379	301,656	209,166

Net loss (income) attributable to non-controlling interest	2,200	(3,645)	(5,242)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$135,579	$298,011	$203,924

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$1.35	$3.08	$2.33

Weighted average number of ordinary shares outstanding	100,399	96,647	87,480

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$1.32	$2.90	$2.09

Net profit used for diluted earnings per share	$135,579	$306,905	$212,160

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	102,517	105,947	101,303

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2018	2017	2016

Net profit	$133,379	$301,656	$209,166

Other comprehensive income, net of tax:

Foreign currency translation adjustment	3,599	5,681	923

Change in employees plan assets and benefit obligations, net of taxes in the amount of $81, $171 and $184 for the years ended December 31, 2018, 2017 and 2016, respectively	269	511	(546)

Unrealized gain (loss) on derivatives	(2,704)	1,796	266

Comprehensive income	134,543	309,644	209,809

Comprehensive loss (income) attributable to non-controlling interest	407	(6,565)	(6,902)

Comprehensive income attributable to the Company	$134,950	$303,079	$202,907

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income (loss)		deficit	stock	income	interest	Total

BALANCE AS OF JANUARY 1, 2016	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Issuance of shares	3,297	12,504	27,496									40,000
Conversion of debentures and exercise of warrants into share capital	3,080	12,069	10,223									22,292
Exercise of options	3,650	14,412	3,192									17,604
Capital notes converted into share capital	900	3,500	3,789	(7,289)								--
Employee stock-based compensation					9,406							9,406
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend to Panasonic											(2,563)	(2,563)
Accumulated amount due to adoption of ASU No. 2016-09, Compensation -
Stock Compensation (Topic 718)					1,306			(1,306)				--
Other comprehensive income:
Profit								203,924		$203,924	5,242	209,166
Foreign currency translation adjustments							(737)			(737)	1,660	923
Change in employees plan assets and benefit obligations						(546)				(546)		(546)
Unrealized gain on derivatives						266				266		266
Comprehensive income										$202,907

BALANCE AS OF DECEMBER 31, 2016	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614

Changes during the period:

Issuance of shares	2,914	12,128	4,247									16,375
Exercise of options	1,629	6,750	8,180									14,930
Capital notes converted into share capital	930	3,792	16,714	(20,506)								--
Employee stock-based compensation					11,644							11,644
Dividend to Panasonic											(5,501)	(5,501)
Other comprehensive income:
Profit								298,011		$298,011	3,645	301,656
Foreign currency translation adjustments							2,761			2,761	2,920	5,681
Change in employees plan assets and benefit obligations						511				511		511
Unrealized gain on derivatives						1,796				1,796		1,796
Comprehensive income										$303,079

BALANCE AS OF DECEMBER 31, 2017	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

Changes during the period:

Conversion of notes into share capital	5,790	23,722	34,864									58,586
Exercise of options and RSUs	732	3,043	(2,334)									709
Employee stock-based compensation					12,661							12,661
Other comprehensive income:
Profit								135,579		$135,579	(2,200)	133,379
Foreign currency translation adjustments							1,806			1,806	1,793	3,599
Change in employees plan assets and benefit obligations						269				269		269
Unrealized loss on derivatives						(2,704)				(2,704)		(2,704)
Comprehensive income										$134,950

BALANCE AS OF DECEMBER 31, 2018	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2018
	104,980

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2018	2017	2016
CASH FLOWS - OPERATING ACTIVITIES

Net profit	$133,379	$301,656	$209,166

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	214,391	208,411	197,606
Effect of indexation, translation and fair value measurement on debt	(9,791)	12,865	8,442
Other expense (income), net	2,442	2,627	(9,322)
Gain from acquisition, net	--	--	(50,471)
Changes in assets and liabilities:
Trade accounts receivable	(3,096)	(6,564)	(30,104)
Other current assets	11,260	(8,321)	(265)
Inventories	(26,344)	(4,277)	(22,069)
Trade accounts payable	(3,562)	(8,649)	5,550
Deferred revenue and customers' advances	2,625	(21,803)	23,581
Employee related liabilities and other current liabilities	(867)	(8,219)	(145)
Long-term employee related liabilities	(795)	(3,247)	(798)
Deferred tax, net	(5,354)	(108,459)	(4,564)
Other long-term liabilities	(1,391)	(385)	861
Net cash provided by operating activities	312,897	355,635	327,468

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(210,192)	(187,676)	(217,496)
Proceeds related to sale of property and equipment	40,451	20,038	7,872
Investment grants received	--	2,921	--
Investments in other assets	(14,536)	--	--
Deposits and marketable securities, net	(143,940)	(80,643)	(17,101)
Net cash used in investing activities	(328,217)	(245,360)	(226,725)

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	--	--	113,149
Exercise of warrants and options, net	714	31,315	38,803
Proceeds from loans, net	98,990	--	55,960
Loans repayment	(142,285)	(43,259)	(132,018)
Principal payments on account of capital lease obligation	(5,554)	(781)	--
Debentures repayment	--	(6,215)	--
Dividend paid to Panasonic	--	(4,378)	(2,563)
Net cash provided by (used in) financing activities	(48,135)	(23,318)	73,331

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,585	3,720	5,635

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(60,870)	90,677	179,709
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	445,961	355,284	175,575

CASH AND CASH EQUIVALENTS - END OF PERIOD	385,091	$445,961	$355,284

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2018	2017	2016

NON-CASH ACTIVITIES:

Investments in property and equipment	28,052	$28,419	$25,256
Conversion of notes into share capital	58,586	$--	$611

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	11,835	$14,068	$10,543
Cash received during the period from interest	8,818	$3,870	$1,009
Cash paid during the period for income taxes, net	5,768	$17,668	$3,485

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 1        -        DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc. (“TJT”); and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. Tower and its subsidiaries are collectively referred to as the “Company”.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less.

D.	Short-Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and to be matured within 12 months from balance sheet date.

E.	Marketable securities

The Company accounts for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

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

If quoted prices for identical instruments are available in an active market, marketable securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Trade Accounts Receivables - Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain. As of December 31, 2018 and 2017, the amounts in the allowance for doubtful accounts totaled to $4,208 and $608, respectively, $3,000 of which is included in 2018 from one customer located in the Far East region.

G.	Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company records reserves for the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit.

H.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Property and Equipment (Cont.)

The Company determines lease classification based on the criteria established in ASC 840. When the Company determines, based on the criteria, that a lease should be classified as capital lease, an asset and corresponding liability is recognized. Each capital lease is recorded as an asset and an obligation at an amount that is equal to the present value of the minimum lease payments over the lease term. Assets under capital lease are part of property plant and equipment and are depreciated accordingly.

I.	Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition.

Intangible assets are amortized over the expected estimated economic life of the intangible assets commonly used in the industry. Goodwill is not amortized and subject to impairment test. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in S below.

J.	Deferred Tax Asset and Other Long-Term Assets, Net

Deferred tax asset and other assets, net include: (i) deferred tax asset as described in Note 18; (ii) fair market value of derivative instrument used in hedging of Debentures Series G, see T below and (iii) prepaid long-term lease payments to the Israel Land Administration (“ILA”) for the land on which the Company’s Israeli fabs are established, net of accumulated amortization over the lease period, see also Note 14C.

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

L.	Revenue Recognition

ASC Topic 606 “Revenue from Contracts with Customers” (“Topic 606”), supersedes the revenue recognition requirements and industry-specific guidance under Revenue Recognition. Topic 606 requires an entity to recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted Topic 606 on January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Revenue Recognition (cont.)

Under the modified retrospective method, prior period financial positions and results are not adjusted. There was no transition adjustment to the company’s retained earning upon adoption.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

Wafer sales are recognized at a point in time, which is upon shipment or upon delivery of the Company’s products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of consideration that the Company expects to be entitled to in exchange for its products. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales. The Company’s contracts typically contain a single performance obligation that is fulfilled on the date of delivery based on shipping terms stipulated in the contract.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition is over time when customer receives the services.

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

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent in a classified statement of financial position.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Income Taxes (cont.)

The Company evaluates realizability of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance, see Note 18.

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

O.	Earnings Per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

P.	Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net income.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
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
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Impairment of Assets (cont.)

Impairment of Goodwill (cont.)
The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

T.	Fair value of Financial Instruments and Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

The Company's financial instruments of cash, bank deposits, marketable securities, account receivable and payables, accrued liabilities, loans and leases approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
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

V.          Accounts Receivable Factoring

From time to time, the Company uses non-recourse factoring arrangements, to sell accounts receivable to third-party financial institutions. The sale of the receivables in these arrangements are accounted for as a true sale.

W.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2018 presentation.

X.          Recently Adopted Accounting Pronouncements

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which provides a principles-based, five-step approach to measure and recognize revenue from contracts with customers. Adoption of this ASU did not have a material effect on the Company’s financial position, results of operations or cash flows.

In October 2016, the FASB issued ASU 2016-16 to require the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective January 1, 2018, and for interim periods within that year. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement” Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes certain disclosure requirements regarding the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of transfers between the levels. The ASU also adds disclosure requirements regarding unrealized gains and losses included in Other Comprehensive Income for recurring Level 3 fair value measurements and regarding the range and weighted average of unobservable inputs used in Level 3 fair value measurements. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2019. The removal of certain disclosures is to be applied retrospectively for all periods presented, but the additional required disclosures are to be prospectively applied, and early application is permitted. The Company does not expect any transfers between Level 1 and Level 2 of the fair value hierarchy, and as of December 31, 2018, it has no assets or liabilities with fair value measurements in Level 3 of the fair value hierarchy. Accordingly, it does not expect adoption of this ASU to have a material effect on its financial position, results of operations or cash flows.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation - Stock Compensation” (“Topic 718”): Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include accounting for share-based payments for acquiring goods and services from non-employees except for specific guidance on assumptions used in an option pricing model and expense attribution. Topic 718is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. The Company currently does not have any stock-based instruments outstanding to non-employees and does not anticipate any such awards in the foreseeable future. Accordingly, the Company does not expect adoption of this ASU to have a material effect on its financial position, results of operations or cash flows.

In February 2018, the FASB issued ASU No. 2018-02 “Reporting Comprehensive Income” (“ASU 2018-02”): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU is intended to help companies reclassify certain stranded income tax effects in accumulated other comprehensive income (“AOCI”) resulting from the Tax Cuts and Jobs Act of 2017 (the “Act”), which was enacted in December 2017. ASU 2018-02 provides for the elimination of stranded tax effects of the Act by allowing reclassification of stranded tax effects from AOCI to retained earnings. This ASU is applicable only to tax effects relating to the Act, and the existing guidance regarding effects of other changes in tax laws is not affected. This ASU was early adopted for the year ended December 31, 2018 and had no material effect on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recently Issued Accounting Pronouncements (cont.)

In January 2017, the FASB issued ASU 2017-04, which clarified its guidance to simplify the measurement of goodwill by eliminating the Step 2 impairment test. The new guidance requires companies to perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment will be effective beginning in its first quarter of fiscal year 2020. The amendment is required to be adopted prospectively. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. The adoption of this guidance did not have an impact on the Company’s operating results.

In August 2017, the FASB issued (ASU 2017-12, which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company early adopted this guidance with no impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2018, and for interim periods within that year. The impact of ASU 2016-01 on the Company’s consolidated financial statements was immaterial.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recently Issued Accounting Pronouncements (cont.)

In February 2016, the FASB issued ASU 2016-02 “Leases” (“ASU 2016-02”), which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted.  In July 2018, the FASB issued ASU 2018-10 “Codification Improvements to Topic 842, Leases,” to clarify application of certain aspects of the new leases standard and to remove inconsistencies within the guidance and ASU 2018-11 “Targeted Improvements”(“ ASU 2018-11 “), which provides for an alternate transition method.  Specifically, ASU 2018-11 allows the new lease standard to be applied as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings rather than retroactive restatement of all periods presented.   The Company has identified all existing operating and financing leases and is in the process of determining the present value of existing lease assets and liabilities under the new guidance.  The Company is also currently finalizing processes and controls to identify, classify and measure new leases in accordance with ASU 2016-02.

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

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2018, and for interim periods within that year. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

NOTE 3        -        INVENTORIES

Inventories consist of the following:

	As of December 31,
	2018	2017
Raw materials	$72,144	$48,220
Work in process	92,047	92,764
Finished goods	6,587	2,331
	$170,778	$143,315

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,206 and $1,352 as of December 31, 2018 and 2017, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 4        -        OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2018	2017
Tax receivables	$3,997	$9,144
Prepaid expenses	14,170	11,634
Interest on deposits and other receivables	4,585	738
	$22,752	$21,516

NOTE 5        -        LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2018	2017
Severance-pay funds, net	$13,615	$13,317
Long-term interest bearing bank deposit	12,500	12,500
Others	9,830	256
	$35,945	$26,073

NOTE 6        -        PROPERTY AND EQUIPMENT, NET

Composition

	As of December 31,
	2018	2017
Original cost:
Land and Buildings (including facility infrastructure)	$347,798	$343,247
Machinery and equipment	2,482,609	2,282,042
	$2,830,407	$2,625,289
Accumulated depreciation:
Buildings (including facility infrastructure)	$(224,796)	$(215,515)
Machinery and equipment	(1,948,377)	(1,774,650)
	$(2,173,173)	$(1,990,165)

	$657,234	$635,124

As of December 31, 2018 and 2017, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of $285,636 and $285,930, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 6        -        PROPERTY AND EQUIPMENT, NET (cont.)

The following is the composition of the leased equipment under capital lease agreements included under “machinery and equipment” above:

	As of December 31,
	2018	2017
Original cost - machinery and equipment	$53,441	$16,630
Accumulated depreciation - machinery and equipment	(5,500)	(306)
	$47,941	$16,324

NOTE 7        -        INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2018:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$110,835	$(108,888)	$1,947
Facilities lease	19	33,500	(22,953)	10,547
Patents and other core technology rights	9	15,100	(15,100)	--
Trade name	9	7,671	(7,547)	124
Customer relationships	15	2,600	(1,783)	817
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$170,706	$(157,271)	$13,435

Intangible assets consist of the following as of December 31, 2017:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$110,310	$(103,897)	$6,413
Facilities lease	19	33,500	(21,665)	11,835
Patents and other core technology rights	9	15,100	(15,100)	--
Trade name	9	7,612	(7,009)	603
Customer relationships	15	2,600	(1,610)	990
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$170,122	$(150,281)	$19,841

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 8        -        DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following:

	As of December 31,
	2018	2017
Deferred tax asset (see Note 18)	$73,460	$82,852
Prepaid long-term land lease, net (see Note 14C)	3,296	3,417
Fair value of cross currency interest rate swap (see Note 12D)	6,722	18,005
Long-term prepaid expenses and others	4,926	6,995
	$88,404	$111,269

NOTE 9        -        OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2018	2017
Tax payables	$12,096	$8,567
Interest payable	986	3,160
Others	4,035	4,159
	$17,117	$15,886

NOTE 10       -       DEBENTURES

A.	Composition by Repayment Schedule:

	As of December 31, 2018
	Interest rate	2019	2020	2021	2022	2023	Total
Debentures Series G (see B below)	2.79%	$--	$35,676	$35,676	$35,676	$17,839	$124,867
Total outstanding principal amounts of debentures		$--	$35,676	$35,676	$35,676	$17,839	$124,867
Accretion of carrying amount to principal amount							(4,697)
Carrying amount							$120,170

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 10      -        DEBENTURES (cont.)

A.	Composition by Repayment Schedule (cont.)

	As of December 31, 2017
	Interest rate	2018	2019	2020	2021	2022	2023	Total
Debentures Series G (see B below)	2.79%	$--	$--	$38,568	$38,568	$38,568	$19,283	$134,987
Jazz’s Notes (see C below)	8%	58,307	--	--	--	--	--	58,307
Total outstanding principal amounts of debentures		$58,307	$--	$38,568	$38,568	$38,568	$19,283	$193,294
Accretion of carrying amount to principal amount								(11,629)
Carrying amount								$181,665

B.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying an annual interest rate of 2.79%, payable semi-annually. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap.

As of December 31, 2018 and 2017, the outstanding principal amount of Series G Debentures was NIS 468,000 (approximately $125,000 and $135,000 as of December 31, 2018 and December 31, 2017, respectively), with related hedging transactions net asset fair value of $4,951 and $16,455, respectively. The fair value decrease in 2018 and 2017 is attributed to the appreciation of the USD against the NIS (see Note 12D).

The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2018, the Company was in compliance with all of the financial covenants under the indenture.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 10       -       DEBENTURES (cont.)

C.	Jazz 2014 Notes

In March 2014, Jazz issued unsecured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”).

As of December 31, 2017, approximately $58,000, principal amount of these 2014 Notes was outstanding.  During 2018, all the holders of the 2014 Notes converted their notes to approximately 5.8 million ordinary shares of Tower, and as a result, as of December 31, 2018, no such Jazz Notes were outstanding.

NOTE 11       -       OTHER LONG-TERM DEBT

A.	Composition:

	As of December 31,
	2018	2017
In JPY, see also D below	$100,118	$98,239
In U.S. Dollars, see also E below	--	40,000
Total long-term loan - principal amount	100,118	138,239
Deferred issuance costs	--	(1,077)
Total long-term loans	100,118	137,162
Capital leases - see Note 14C	47,195	15,854
Less - current maturities - see Note 14C	(10,814)	(52,661)
	$136,499	$100,355

B.	Composition by Repayment Schedule of Loans:

	As of December 31, 2018
	Interest rate	2019	2020	2021	2022	2023 and on	Total
In JPY	1.95%	$--	$--	$22,248	$22,248	$55,622	$100,118
Total outstanding principal amounts of loans		$--	$--	$22,248	$22,248	$55,622	$100,118

	As of December 31, 2017
	Interest rate	2018	2019	2020	2021	Total
In U.S Dollars	Libor + 2.00%	$5,714	$11,429	$11,429	$11,428	$40,000
In JPY	Tibor + 1.65%-2.00%	43,915	32,747	21,577	--	98,239
Total outstanding principal amounts of loans		$49,629	$44,176	$33,006	$11,428	$138,239

For repayment schedule of capital lease agreements, see Note 14C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 11       -       OTHER LONG-TERM DEBT (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018.

In February 2018, Jazz and Wells Fargo signed an amendment to the credit line, under which the line is extended by five years, to mature in 2023, and the total amount remained at up to $70,000 (the “Jazz Credit Line Agreement”).  The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

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

As of December 31, 2018, Jazz was in compliance with all of the covenants under the Jazz Credit Line Agreement.

As of December 31, 2018, borrowing availability under the Jazz Credit Line Agreement was approximately $70,000, of which approximately $1,000 was utilized through letters of credit.

As of December 31, 2018 and 2017, no loan amounts were outstanding under the Jazz Credit Line Agreement.

D.	Loans to TPSCo from Japanese Financial Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $33,000 as of December 31, 2017).

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an additional amount of 8.5 billion Japanese Yen (outstanding principal amount was approximately $65,000 as of December 31, 2017).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 11       -       OTHER LONG-TERM DEBT (cont.)

D.	Loans to TPSCo from Japanese Financial Institutions (cont.)

In June 2018, TPSCo early repaid its two outstanding loans and refinanced them with 11 Billion JPY (approximately $100,000) new asset-based loan agreements with JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank, Limited (SMTB) and Sumitomo Mitsui Banking Corporation (SMBC) (“JP Loan”). The JP Loan includes a grace period through 2021 and it carries a fixed interest rate of 1.95% per annum. Principal is payable in nine semiannual payments between 2021 and 2025. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities. Outstanding principal amount was approximately $100,000 as of December 31, 2018.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower or any of its affiliates.

As of December 31, 2018, TPSCo was in compliance with all of the financial ratios and covenants under this JP Loan.

E.             Loan to TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carried annual interest of LIBOR+2.0% and was originally scheduled to be repaid between 2018 and 2021. The loan was secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

The outstanding principal amount as of December 31, 2017 was $40,000.

In July 2018, TJT early repaid the entire outstanding amount of this loan to save financing cost.

F.             Capital Lease Agreements

   See Note 14C.

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

A.	Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2018 the fair value amounts of such exchange rate agreements were approximately $379 in a liability position presented in short-term liabilities with face value of $92,000.

As of December 31, 2017 the fair value amounts of such exchange rate agreements were approximately $24 in an asset position presented in short-term assets with face value of $18,000. Changes in the fair values of such derivatives are presented in cost of revenues in the statements of operations.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2018 and 2017, the fair value amounts of such exchange rate agreements were $16 and $169, respectively, in a liability position presented in short-term liabilities with face value of $42,000 and $48,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivative, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivative are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2018 and 2017. The fair value of debentures, based on quoted market prices as of December 31, 2018 and 2017, was approximately $127,000 and $345,000, respectively, compared to carrying amounts of approximately $120,000 and $182,000, for the above dates, respectively.

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap to mitigate the risk arising from Series G Debentures denomination in NIS.

As of December 31, 2018, the fair value of the swap was $4,951 in an asset, net position, of which $1,771 presented in short-term liabilities and $6,722 presented in long-term assets. As of December 31, 2017, the fair value of the swap was $16,455 in an asset, net position, of which $1,550 presented in short-term liabilities and $18,005 presented in long-term assets.

As of December 31, 2018 and December 31, 2017, the effective portion of $1,329 and $2,758, respectively, were recorded in OCI, of which a loss of approximately $1,231 is expected to be reclassified into earnings during the twelve months ending December 31, 2019. For the years ended December 31, 2018 and December 31, 2017, the effect of the hedge on the Company’s results of operations was $11,787 loss and $11,654 income, respectively, and was recognized as financing expense, net to offset the effect of the rate difference related to Series G Debentures.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Valuation Techniques (cont.)

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

Level 2 Measurements

Over the counter derivatives - the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2018	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - asset, net position	$4,951	$--	$4,951	$--
Marketable securities held for sale	135,227	135,227	--	--
Foreign exchange forward and cylinders - liability position	(395)	--	(395)	--
	$139,783	$135,227	$4,556	$--

	December 31, 2017	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - asset, net position	$16,455	$--	$16,455	$--
Marketable securities held for sale	113,168	113,168	--	--
Foreign exchange forward and cylinders - liability position	(169)	--	(169)	--
Foreign exchange forward and cylinders - asset position	24	--	24	--
	$129,478	$113,168	$16,310	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

F.          Short-Term and Long-Term Deposits and Marketable Securities

Short-term and long-term deposits and marketable securities as of December 31, 2018 included short term deposits in the amount of $120,079, marketable securities in the amount of $135,850 (including accrued interest) and long-term bank deposit in the amount of $12,500; as of December 31, 2017, long-term deposits and marketable securities included marketable securities in the amount of $113,874 (including accrued interest) and long-term bank deposit in the amount of $12,500.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2018:

	Amortized cost	Gross unrealized gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$111,639	$29	$(2,029)	$109,639
U.S government bonds	5,444	21	--	5,465
Non-U.S government bonds	2,456	--	(33)	2,423
Municipal bonds	2,248	--	(13)	2,235
Money market fund	15,225	--	--	15,225
Certificate of deposits	248	--	(8)	240
	$137,260	$50	$(2,083)	$135,227

The scheduled maturities of available-for-sale marketable securities as of December 31, 2018, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$16,686	$16,661
Due after one year through five years	120,574	118,566
	$137,260	$135,227

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2017:

	Amortized cost	Gross unrealized gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$98,998	$25	$(683)	$98,340
Non-U.S government bonds	2,730	--	(19)	2,711
Municipal bonds	11,950	15	(96)	11,869
Certificate of deposits	248	--	--	248
	$113,926	$40	$(798)	$113,168

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 12       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

F.          Short-Term and Long-Term Deposits and Marketable Securities (cont.)

The scheduled maturities of available-for-sale marketable securities as of December 31, 2017, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$7,688	$7,679
Due after one year through five years	106,238	105,489
	$113,926	$113,168

Investments with continuous unrealized losses for less than 12 months and 12 months or more and their related fair values as of December 31, 2018, were as indicated in the following tables:

	December 31, 2018
	Investment with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$19,716	$(140)	$79,609	$(1,889)	$99,325	$(2,029)
Non-U.S government bonds	963	--	1,460	(33)	2,423	(33)
Municipal bonds	2,235	(13)	--	--	2,235	(13)
Certificate of deposits	--	--	240	(8)	240	(8)
Total	$22,914	$(153)	$81,309	$(1,930)	$104,223	$(2,083)

Investments with continuous unrealized losses for less than 12 months and 12 months or more and their related fair values as of December 31, 2017, were as indicated in the following tables:

	December 31, 2017
	Investment with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$89,133	$(683)	$--	$--	$89,133	$(683)
Non-U.S government bonds	2,711	(19)	--	--	2,711	(19)
Municipal bonds	8,837	(96)	--	--	8,837	(96)
Total	$100,681	$(798)	$--	$--	$100,681	$(798)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included on the balance sheets in long-term investments and employee related liabilities in the amounts of $9,924 and $12,335, respectively, as of December 31, 2018.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,158, $5,059 and $ 4,345 for 2018, 2017 and 2016, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 9% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2018, 2017 and 2016 amounted to $6,700, $6,706 and $7,015, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provide the changes in 2018, 2017 and 2016 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009, entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2018	2017	2016
Net periodic benefit cost:
Service cost	$10	$9	$12
Interest cost	73	69	85
Amortization of prior service costs	--	--	(12)
Amortization of net loss (gain)	(262)	(361)	(333)
Total net periodic benefit cost	$(179)	$(283)	$(248)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(376)	317	(316)
Amortization of prior service costs	--	--	12
Amortization of net gain (loss)	262	361	333
Total recognized in other comprehensive income (loss)	$(114)	$678	$29
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(293)	$395	$(219)

Weighted average assumptions used:
Discount rate	3.80%	4.50%	4.80%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	8.30%/11.10%	7.20%/10.00%	6.75%/10.00%
Ultimate rate (Pre-65/Post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2027/2027	2025/2025	2025/2022
Measurement date	December 31, 2018	December 31, 2017	December 31, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2018:

	Increase	Decrease
Effect on service cost and interest cost	$4	$(3)
Effect on post-retirement benefit obligation	$40	$(32)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2018	2017	2016
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,936	$1,550	$1,781
Service cost	10	9	12
Interest cost	73	69	85
Benefits paid	(15)	(9)	(12)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	(376)	317	(316)
Benefit medical plan related obligation end of period	$1,628	$1,936	$1,550
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	15	9	12
Benefits paid	(15)	(9)	(12)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,628)	$(1,936)	$(1,550)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.          Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31,
	2018	2017	2016
Amounts recognized in statement of financial position:
Current liabilities	$(65)	$(58)	$(37)
Non-current liabilities	(1,563)	(1,878)	(1,513)
Net amount recognized	$(1,628)	$(1,936)	$(1,550)
Weighted average assumptions used:
Discount rate	4.50%	3.80%	4.50%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65 Medicare Advantage)	6.90%/13.10%	8.30%/11.10%	7.20%/10.00%
Health care cost trend rate assumed for next year (pre 65/ post 65 Non Medicare Advantage)	6.90%/7.90%	8.30%/11.10%	7.20%/10.00%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre 65/ post 65)	2029/2029	2027/2027	2025/2025

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2019	$65
2020	64
2021	68
2022	66
2023	64
2024-2028	$395

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2018	2017	2016
Net periodic benefit cost:
Interest cost	$749	$831	$841
Expected return on plan assets	(1,427)	(1,236)	(1,154)
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	--	55	34
Total net periodic benefit cost	$(675)	$(347)	$(276)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(231)	(1,303)	736
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	--	(55)	(34)
Total recognized in other comprehensive income (loss)	$(234)	$(1,361)	$699
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(909)	$(1,708)	$423
Weighted average assumptions used:
Discount rate	3.70%	4.30%	4.60%
Expected return on plan assets	6.20%	6.20%	6.20%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31,
	2018	2017	2016
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Prior service cost	$3	$3	$3
Net actuarial loss	$--	$--	$54

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2018	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of period	$20,629	$19,672	$18,605
Interest cost	749	831	841
Benefits paid	(607)	(548)	(496)
Change in plan provisions	--	--	--
Actuarial loss (gain)	(1,792)	674	722
Benefit obligation end of period	$18,979	$20,629	$19,672
Change in plan assets:
Fair value of plan assets at beginning of period	$23,235	$19,871	$18,526
Actual return on plan assets	(133)	3,212	1,141
Employer contribution	175	700	700
Benefits paid	(607)	(548)	(496)
Fair value of plan assets at end of period	$22,670	$23,235	$19,871
Funded status	$3,691	$2,606	$199
Amounts recognized in statement of financial position:
Non-current assets	$3,691	$2,606	$199
Non-current liabilities	--	--	--
Net amount recognized	$3,691	$2,606	$199
Weighted average assumptions used:
Discount rate	4.40%	3.70%	4.30%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2019	$823
2020	922
2021	988
2022	1,055
2023	1,118
2024-2028	$6,044

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 13       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2018:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$22,669	$--
Total plan assets at fair value	$--	$22,669	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2017:

	Level 1	Level 2	Level 3
Investments in mutual funds	$-	$23,235	$-
Total plan assets at fair value	$-	$23,235	$-

Jazz’s pension plan weighted average asset allocations on December 31, 2018, by asset category are as follows:

Asset Category	December 31, 2018	Target allocation 2019
Equity securities	19%	20%
Debt securities	81%	80%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 80% debt, or fixed income securities, and 20% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 14       -       COMMITMENTS AND CONTINGENCIES

A.	Liens

(1)	Loans, Bonds and Capital Leases
For liens relating to Jazz Credit Line Agreement, see Note 11C. For liens under TPSCo 2018 JP Loan agreement, see Note 11D. For liens under the capital lease agreements, see Note 14C. For liens under Bond G indenture, see Note 10B.

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

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2018.

Jazz leases its fabrication facilities under operational lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that Jazz’s noise abatement efforts are not adequate under the terms of the amended lease.  Jazz does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 14       -       COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases (cont.)

Aggregate rental expenses under Jazz operating leases were approximately $2,800, $2,800 and $2,800 for the years ended December 31, 2018, 2017 and 2016, respectively. Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for 2019 and approximately $2,400 for each of the years thereafter.

In 2014, TPSCo entered into a five-year operational lease agreement with Panasonic to lease the building and facilities of its three fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension. Future minimum payment under TPSCo’s non-cancelable operating building and facilities lease is $3,600 for the first quarter of 2019. The terms of the lease extension are currently being negotiated with Panasonic to be in effect from the second quarter of 2019.

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

As of December 31, 2018 and 2017, the outstanding capital lease liability for certain machinery and equipment required at the fabrication facilities was $47,195 and $15,854 respectively, of which $10,814 and $3,032 were included in current maturities, respectively.

As of December 31, 2018, the lease payments under capital leases for certain machinery and equipment required at the fabrication facilities, are $10,814 for the year ending December 31, 2019, $10,783 for the year ending December 31, 2020, $12,537 for the year ending December 31, 2021, $6,492 for the year ending December 31, 2022 and $6,569 for the year ending December 31, 2023.

D.	Other Agreements

The Company enters from time to time, in the ordinary course of business, into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 14       -       COMMITMENTS AND CONTINGENCIES (Cont.)

E.	Environmental Affairs

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

F.          An engagement in relation to a new fabrication facility planned to be built in China

In 2017 and 2018, the Company, Nanjing Development Zone, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed agreements regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. According to the terms therein, it was agreed that the Company will provide technological expertise together with operational and integration consultation, at terms and milestones to be further agreed to by the parties and may invest in the project to be a minority stakeholder. The framework agreement further specifies capacity allocation to the Company of up to 50% of the targeted 40,000 wafers per month fab capacity, in order to provide the Company with additional manufacturing capability and capacity.

During 2017, the Company received $18,000 (net of taxes) for technological licenses, consultation and other services it provided during 2017, and in February 2019 it received an additional $9,000 (net of taxes) for technological licenses, consultation and other services it provided in 2018.

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. Tower believes it has been in full compliance with the conditions through December 31, 2018.

H.	Dismissed Class Action

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 14       -       COMMITMENTS AND CONTINGENCIES (Cont.)

H.	Dismissed Class Action (cont.)

This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof. The plaintiff filed a request to appeal the Tel-Aviv district court’s decision and in October 2018, the Israeli Supreme Court reaffirmed the district court’s ruling and denied the plaintiff’s request for appeal.

NOTE 15       -       SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2018, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 105 million were issued and outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

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

Except for those share incentive plans described below, as of December 31, 2018 and December 31, 2017, respectively, there were approximately 26 thousands and 57 thousands, respectively, options outstanding under the Company’s share incentive plans (the "Old Plans”). No further options may be granted under Old Plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 15       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers and employees of the Company. Options granted under the 2013 Plan bear an exercise price, which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted, in 2018 and 2017, a total of 978 thousands and 819 thousands, respectively, of RSUs, to its employees and directors (including the below described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and is amortizing it over the applicable vesting period.

In July 2018, the Company's shareholders approved the grant of the following Restricted Stock Units (“RSUs”) to the Company's CEO and members of the Board of Directors under the Company’s 2013 Share Incentive Plan: (i) 107 thousands time vested RSUs and 72 thousands performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date, for a compensation value of $3,900; and, in addition, 50 thousands performance based RSUs vesting over three years, with 65% vesting at the first anniversary of the grant, additional 25% at the second anniversary and the remaining at the third anniversary for an additional compensation value of $1,100; (ii) 14 thousands time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date; and (iii) 3 thousands time vested RSUs to each of the 8 members of the Board of Directors (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 15       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan") (cont.)

As of December 31, 2018, approximately 483 thousands options and approximately 1.6 million RSUs were outstanding under the 2013 Plan. As of December 31, 2017, approximately 523 thousands options and approximately 1.2 million RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval, as may be required by law.

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

i. Share Options awards:

	2018		2017		2016
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	580,185	$9.64	2,278,089	$9.92	5,878,270	$6.84
Granted	--	--	--	--	207,890	12.19
Exercised	(70,271)	10.19	(1,611,489)	9.27	(3,649,754)	4.82
Terminated	(921)	9.82	(77,292)	25.89	(97,063)	21.34
Forfeited	(500)	4.42	(9,123)	8.06	(61,254)	7.25
Outstanding as of end of year	508,493	9.58	580,185	9.64	2,278,089	9.92
Options exercisable as of end of year	485,579	$9.46	459,662	$8.51	1,606,983	$10.19

ii. RSU awards:

	2018		2017		2016
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	1,245,889	$21.29	1,009,184	$14.62	773,200	$15.11
Granted	977,667	20.80	818,856	24.88	359,643	12.83
Converted	(602,423)	17.86	(553,241)	14.71	(86,847)	11.45
Forfeited	(21,837)	22.11	(28,910)	16.42	(36,812)	14.73
Outstanding as of end of year	1,599,296	$22.27	1,245,889	$21.29	1,009,184	$14.62

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 15       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2018:

Outstanding				Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.42 - 17.25	508,493	3.08	$9.58	485,579	$9.46

	Year ended December 31,
	2018	2017	2016
The intrinsic value of options exercised	$1,416	$26,031	$40,314
The original fair value of options exercised	$302	$7,202	$16,711

	Year ended December 31,
	2018	2017	2016
The intrinsic value of converted RSU's	$15,840	$12,996	$1,177
The original fair value of converted RSU's	$10,761	$8,138	$994

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2018	2017	2016
Cost of goods	$3,141	$3,084	$3,920
Research and development, net	2,533	2,555	2,119
Marketing, general and administrative	6,987	6,010	3,367
Total stock-based compensation expense	$12,661	$11,649	$9,406

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2016 to employees and directors amounted to $4.20 per option (no options were granted in 2017 and 2018). The Company utilizes the Black-Scholes model.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 15       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees (cont.) The Company estimated the fair value, utilizing the following assumptions for the year 2016 (all in weighted averages):

2016
Risk-free interest rate	0.9%-1.3%
Expected life of options	4.60 years
Expected annual volatility	47%-48%
Expected dividend yield	None

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

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes convertible into approximately 1.2  million ordinary shares as of December 31, 2018, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2018, Bank Ha’poalim was the sole holder of such capital notes.

As of December 31, 2018, all the Israeli Banks’ warrants expired.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

Tower is subject to the restrictions under the Israeli Companies Law, 1999. In addition, Tower is subject to limitations under Series G Debentures indenture, which enables distribution of dividends subject to satisfying certain financial ratios.

F.	Convertible Debentures

With regard to convertible debentures, see Note 10C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 16       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2018	2017	2016
USA	52%	52%	49%
Japan	34	32	36
Asia *	10	12	12
Europe	4	4	3
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order; actual delivery may be shipped to another geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2018	2017
Israel	$215,419	$218,810
United States	239,462	214,393
Japan	202,353	201,921
Total	$657,234	$635,124

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance consist of two such customers, representing 13% and 10% of the net accounts receivable balance as of December 31, 2018, and one such customer representing 13% of the net accounts receivable balance as of December 31, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 16       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.          Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2018	2017	2016
Customer A	33%	30%	35%
Customer B	7	12	12
Other customers *	16	15	14

*
Represents sales to two customers accounted for 7% and 9% of sales during 2018, to two customers accounted for 7% and 8% of sales during 2017, and to two customers accounted for 5% and 9% of sales during 2016.

NOTE 17       -       FINANCING EXPENSE, NET

Financing expense, net consists of the following:

	Year ended December 31,
	2018	2017	2016
Interest expense	$10,610	$12,623	$13,146
Interest income	(10,762)	(4,783)	(1,289)
Jazz Notes amortization	5,010	4,230	3,571
Changes in fair value (total level 3 changes in fair value of bank loans)	--	--	7,900
Series G Debentures amortization, related rate differences and hedging results	3,589	2,738	1,901
Exchange rate differences	1,064	6	(3,768)
Bank fees and others	3,673	633	2,888
	$13,184	$15,447	$24,349

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 18       -       INCOME TAXES

A.	Tower Approved Enterprise Status and Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment (“Investments Law”).

Tower, as an industrial company located in Migdal Ha’emek, may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable. Under the Preferred Enterprise Regime, Tower’s entire preferred income is subject to the tax rate of 7.5%.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate of 23% for 2018, 24% for 2017 and 25% for 2016.

B.          Income Tax Provision

      The Company’s income tax provision is as follows:

	Year ended December 31,
	2018	2017	2016
Current tax expense:
Local	$2,164	$3,622	$--
Foreign (*)	9,273	6,070	5,948
Deferred tax expense (benefit):
Local (see F below)	9,316	(82,370)	--
Foreign(*) (see E below)	(14,815)	(27,210)	(4,516)
Income tax expense (benefit)	$5,938	$(99,888)	$1,432

	Year ended December 31,
	2018	2017	2016
Profit before taxes:
Domestic	$142,831	$198,008	$168,668
Foreign (*)	(3,514)	3,760	41,930
Total profit before taxes	$139,317	$201,768	$210,598

(*) Foreign are amounts related to Tower’s Japanese and US subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 18       -       INCOME TAXES (cont.)

C.          Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*)

	As of December 31,
	2018	2017
Deferred tax asset and liability - long-term: (**)
Deferred tax assets:
Net operating loss carryforward	$87,325	$96,443
Employees benefits and compensation	4,914	4,891
Accruals and reserves	4,738	3,546
Research and development	12,292	10,528
Others	3,615	2,935
	112,884	118,343
Valuation allowance, see F below	(5,834)	(5,807)
Deferred tax assets	$107,050	$112,536
Deferred tax liabilities:
Depreciation and amortization	(82,001)	(77,092)
Gain on TPSCo acquisition	(1,240)	(15,957)
Others	(750)	(559)
Deferred tax liabilities	$(83,991)	$(93,608)

Presented in long term deferred tax assets	$73,460	$82,852
Presented in long term deferred tax liabilities	$(50,401)	$(63,924)

(*) Deferred tax assets and liabilities relating to Tower for the years 2018 and 2017 are computed based on the Israeli preferred enterprise tax rate of 7.5%.

(**) In 2017, the Company adopted ASU 2015-17 regarding classification of deferred taxes, prospectively, following which, effective 2017, deferred taxes are not presented as current assets.

(***) 2017 amounts are presented to conform to 2018 presentations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 18       -       INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2018	$15,286
Additions for tax positions of current year	716
Reduction due to statute of limitation of prior years	(1,219)
Balance at December 31, 2018	$14,783

Unrecognized tax benefits
Balance at January 1, 2017	$8,969
Additions for tax positions	8,753
Reduction of prior years’ provision	(2,436)
Balance at December 31, 2017	$15,286

Unrecognized tax benefits
Balance at January 1, 2016	$13,538
Additions for tax positions of current year	157
Expiration of prior years’ provision due to TJP closure	(6,472)
Additions for tax positions of prior years	779
Translation differences	967
Balance at December 31, 2016	$8,969

E.	Effective Income Tax Rates

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacts significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S.  Federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; (iv) elimination of the domestic production activities deduction; (v) elimination of Alternative Minimum Tax (“AMT”) and (vi) refundability of AMT credits, which were generated prior to the Act, in 2018 and thereafter.

Tower US Holdings has completed analysis of the Act’s income tax effects. In total, Tower US Holdings recorded in the twelve months ended December 31, 2017 a non-cash income tax benefit in the amount of approximately $13,000 for Act-related impacts. Upon further analysis of certain aspects of the Act and refinement of the calculations during the 12 months ending December 31, 2018, Tower US Holdings found no other adjustment was necessary.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 18       -       INCOME TAXES (cont.)

E.	Effective Income Tax Rates (cont.)

 The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2018	2017	2016
Tax expense computed at statutory rates, see (*) below	$32,044	$48,433	$52,650
Effect of tax rate change on deferred tax liabilities, net(**)	(478)	(16,078)	--
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(23,150)	(33,298)	(4,772)
Gain on acquisition	--	--	(10,450)
Tax benefits for which deferred taxes were not recorded, see F below	--	(15,103)	(23,489)
Change in Valuation allowance, see F below	(962)	(82,772)	(6,212)
Permanent differences and other, net	(1,516)	(1,070)	(6,295)
Income tax expense (benefit)	$5,938	$(99,888)	$1,432

(*) The tax expense (benefit) was computed based on Tower’s regular corporate tax rate of 23% for 2018, 24% for 2017 and 25% for 2016.
(**) Reduction in tax rates due to the U.S. Tax Reform and reduction in income tax rates in Japan.

F.	Net Operating Loss Carryforward

As of December 31, 2018, Tower had net operating loss carryforward for tax purposes of approximately $1,100,000, which may be carried forward indefinitely. For the year ended December 31, 2016, Tower recorded a valuation allowance for deferred tax assets (see C above) as it was unable to conclude that it is more-likely-than-not that such deferred tax assets would be realized. As of December 31, 2017, Tower concluded that realization of net deferred assets is more likely than not as required by ASC 740-10-30-5(e). Tower considered both positive and negative factors. Positive factors include the Israeli accumulated profit before tax for 2017 and recent years, projections for taxable income in Israel in the near term and the unlimited time for the utilization of the losses carryforward. The negative factors considered include Tower’s history of operating losses, the uncertainty in estimating the future generation of sufficient taxable income in Israel to utilize the loss carryforward of approximately $1,100,000, taking into account that it operates in the cyclical industry of semiconductors and other trends affecting Tower’s ability to sustain its current level of income. Weighing all the above, Tower concluded in 2017 that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the Israeli accumulated losses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 18       -       INCOME TAXES (cont.)

F.	Net Operating Loss Carryforward (cont.)

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred in September 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return.

As of December 31, 2018, Tower US Holdings had federal net operating loss carryforward of approximately $29,500 that will begin to expire in 2022, unless previously utilized.

Tower US Holdings made a Water’s Edge election to file its 2016 California return and the next six years of California returns on this basis.  As such, Tower US Holdings will not be filing on a world-wide basis for the foreseeable future.  As a result of making the election, Tower US Holdings has re-computed the net operating loss carryforward for California as if it had been filing on a Water’s Edge basis. This resulted in a reduction in the amount of California net operating loss carryforward of approximately $107,000 as of December 31, 2017. There was no impact to the tax expense since Tower US Holdings previously maintained a full valuation allowance on its California net deferred tax assets.

As of December 31, 2018, Tower US Holdings had California state net operating loss carryforward of approximately $7,300. The state tax loss carry forward begin to expire in 2028, unless previously utilized.

As of December 31, 2018 and 2017, TPSCo had no net operating loss carryforward.

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2013 are deemed final.

Tower US Holdings is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

With few exceptions, Tower US Holdings is no longer subject to U.S. federal income tax examinations before 2015 and state and local income tax examinations before 2014. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final tax assessments through the year 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(dollars in thousands, except per share data)

NOTE 19       -       RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2018	2017
Long-term investment	Equity investment in a limited partnership	$110	$66

B.	Transactions

		Year ended December 31,
	Description of the transactions	2018	2017	2016
General and Administrative expense	Directors’ fees and reimbursement to directors	$736	$719	$639
Other income (expense)	Equity income (loss) from a limited Partnership	$44	$29	$(13)