Form 20-F
period 2021-12-31
TOWER SEMICONDUCTOR LTD
filed 2022-04-29
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Nati Somekh, +972—4-6506109, natiso@towersemi.com;

Ramat Gavriel Industrial Park,  P.O. Box 619, Migdal Haemek  2310502, Israel

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

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that relate to the Merger Agreement (as defined below) or that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Additional information about potential risks that relate to the Merger Agreement that could affect our business and financial results is included in the proxy statement on Form 6-K that we furnished to the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2022 and in this annual report in “Item 3. Key Information - D. Risk Factors.”

‑‑‑‑‑‑‑‑‑‑‑‑

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

In 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, Jazz Technologies became a wholly-owned subsidiary of Tower. In November 2015, Jazz Technologies (i) was re-named to become Tower US Holdings Inc. (“Tower US Holdings”) and (ii) transferred all of its liabilities and all of its assets, including its ownership of all of the shares of Jazz Semiconductor to Jazz US Holdings Inc. (“Jazz US Holdings”), a company registered under the laws of Delaware and fully owned by Tower US Holdings (the “November 2015 Jazz Restructure”). The November 2015 Jazz Restructure established Jazz US Holdings as an intermediate holding company, holding all of the shares of Jazz Semiconductor. Tower US Holdings remains 100% owned by Tower. In March 2020, the company name of Jazz Semiconductor was changed to Tower Semiconductor Newport Beach, Inc. (“NPB Co.”) and the name of Jazz US Holdings was changed to Tower Semiconductor NPB Holdings, Inc. As used in this annual report, “Tower NPB” refers to Jazz Technologies, including its subsidiaries, for the period preceding November 23, 2015, and to Jazz US Holdings or Tower Semiconductor NPB Holdings, Inc., under its new name, including its subsidiaries, following such date.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”), holding three manufacturing facilities in Japan. In June 2014, Panasonic transferred its shares and assigned its rights and obligations in TPSCo to its wholly-owned subsidiary, Panasonic Semiconductor Solutions Co., Ltd. (“PSCS”). In July 2020, TPSCo changed its name to Tower Partners Semiconductor Co., Ltd. In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (“Nuvoton”), a Taiwan-based semiconductor company, which is majority-owned by Winbond Electronics Corporation, a Taiwan-based specialty memory integrated circuits company. Following the sale, the registered name of PSCS changed to Nuvoton Technology Corporation Japan (“NTCJ”).

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

We entered into a definitive agreement with ST Microelectronics S.r.l (“ST”) effective as of September 14, 2021 to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which Tower Semiconductor Italy S.r.l. (“TSIT”), a wholly-owned subsidiary of Tower, was incorporated. The fabrication facility is currently under construction by ST. The parties will share the cleanroom space and the facility infrastructure, and TSIT will install equipment  in one-third of the total space, which are expected to be qualified and used to manufacture products for its foundry customers.

On February 15, 2022, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Intel FS Inc., a Delaware corporation (“Parent”), Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and Intel Corporation, a Delaware corporation (“Intel”), pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel (the “Merger”). As a result of the Merger, the Company will cease to be a publicly traded company and all outstanding ordinary shares, par value NIS 15.00 per share, of the Company (each a “Company Share”) (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration (as defined below) or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive $53.00 per Company Share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Our board of directors unanimously approved the Merger and the Merger Agreement. On February 17, 2022, we called for an extraordinary general meeting of shareholders (the “EGM”) to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated by the Merger Agreement (the “Transactions”). On April 25, 2022, we held the EGM at which our shareholders approved the Merger Agreement and all transactions and arrangements contemplated under the Merger Agreement, including the Merger and the Merger Consideration to be received by the shareholders of the Company in the Merger.

Unless indicated otherwise by the context, the discussion in this annual report regarding our future business plans and activities does not take into account the effect of the consummation of the Merger, which is expected during the first quarter of 2023. However, the exact timing of completion of the Merger cannot be predicted because the Merger is subject to the closing conditions specified in the Merger Agreement, many of which are outside of our control.

For further information on the Merger Agreement and its conditions as well as on the EGM, see our reports on Form 6-Ks, including our Proxy Statement on Form 6-K (the “Merger Proxy Statement,” and together, the “Merger-Related Materials”) filed with or furnished to the SEC on February 16, 2022, February 17, 2022, March 11, 2022 and April 25, 2022, respectively.

The consolidated financial statements included in this annual report include the results and balances of Tower and its following subsidiaries: (i) its wholly-owned indirect subsidiary Tower NPB, (ii) its majority-owned subsidiary TPSCo (iii) its wholly-owned indirect subsidiary Tower SA and (iv) its wholly-owned subsidiary TSIT.

As used in this annual report: “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility NPB Co. operates in Newport Beach, California. “Arai E” means the semiconductor fabrication facility TPSCo operates in Kurihara 4-5-1, Myoko-shi, Niigata, Japan. “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility Tower SA operates in San Antonio, Texas.

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

‑‑‑‑‑‑‑‑‑‑‑‑

TPSCO® and TPSCo® (and design) are registered trademarks of TPSCo in the U.S. and Japan.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.	[RESERVED.]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Our business faces many risks. Any of the risks discussed below, including the Merger, may have an adverse impact on our business, financial condition and operating results.

RISKS AFFECTING OUR BUSINESS

Over-demand for our foundry services and/or products may result in bottlenecks in production lines and a loss of customers and revenues, which may adversely affect our profitability and business.

In periods during which demand for our foundry services exceeds our capacity and manufacturing capabilities, as we currently face, we may (i) be unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) be unable to assure production of customers’ next generation products; (iii) experience bottlenecks in production lines, which may cause the fabrication facility to slow down and/or halt operations; (iv) be unable to provide additional capacity from any of our worldwide facilities through transfer of process technologies, successful implementation and timely qualification; and/or (iv) be unable to ramp timely and successfully the manufacturing capacity in the fab being established by ST in Italy due to delays in supply of  equipment and/ or parts by vendors, delays in technology and/ or new products’ qualifications and/or delays in equipment installation and qualification schedule. As a result, we could lose one or more of our current and/or potential customers, which may adversely affect our reputation, revenues, profitability and business.

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

If we are unable to successfully locate and negotiate with third-party buyers for the sale of any excess and/or unused equipment and/or manufacturing facility, our financial results may be harmed.

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

We may be required to obtain financing for strategic and/ or other opportunities, which we may not be able to obtain.

In order to invest in strategic opportunities in support of our acquisition and capacity growth plans and/or business development activities, or a joint partnership or another large transaction to expand our capacity, including the funding of the equipment for the fab being established by ST in Agrate, Italy, we may use our current cash balance, deposits and/or investments in marketable securities or may be required to secure additional funds from financing sources, including through public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. In May 2020, we filed a shelf registration statement with the Israel Securities Authority, following the expiration of our previously filed 2016 shelf, which provides us with a platform for future public fundraisings in Israel, in which case we would publish a supplemental shelf takedown report containing specific information about the terms of any such transaction. The timing, terms, size and pricing of any future fundraising would be subject to the then-prevailing capital market conditions and our business and financial situation. There is no assurance that we will be able to obtain sufficient funding, if at all, from these financing sources or other sources in a timely manner (or on commercially reasonable terms) for said purposes and there is no assurance we will get the required approvals to execute the fundraising activities that will result in successful financing, which may adversely affect our financial position and operations.

If we do not maintain our current key customers, and/or do not attract new key customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business. We have relationships with several customers that represent a material portion of our revenues. In 2021, 21% of our revenues were generated from NTCJ), 33% of our revenues were derived from an additional five customers each of which generated between 4% to 13% of our revenues, and the remaining 46% of our revenues were derived from many other smaller customers, as compared to 25%, 35% and 40%, respectively, for the year ended December 31, 2020. While we are negotiating with NTCJ the terms of our commercial agreements that are otherwise in effect until June 2022, there is no assurance as to the financial impact of the revised terms that will be agreed for the period commencing the third quarter of 2022. The loss or reduction in volume or sales price to NTCJ and/ or to any one of our key customers, whether due to business negotiation, termination or expiration of their signed contract(s), their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or our inability to renew our engagements with them on commercially reasonable terms, produce their new products, fulfill their demand, or, alternatively, attract new customers to replace such lost business, may materially negatively impact our overall business, revenues and profitability.

Risks relating to Fab 3 lease could harm business, operations and financial results.

NPB Co. operates our Fab 3 fabrication facility and its offices under a lease contract that was initially in effect until March 2022 and included an option, at NPB Co.’s sole discretion, to extend the lease for an additional five year period, which it elected to exercise for the lease to continue through March 2027. A few years ago, the landlord began a construction project adjacent to the fabrication facility, which may adversely impact the Fab 3 operations, including temporary reductions or interruptions in the supply of utilities to the property, and a portion or all of the fabrication facility may need to be idled temporarily during development, which may adversely affect the business, operations and future financial results. In addition, the landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims, however any adverse change to the current lease agreement may adversely impact the business, operations and future financial results.

Certain effects of the COVID-19 pandemic may hurt our business.

The recent COVID-19 outbreak, which was declared a global pandemic by the World Health Organization during March 2020, and its continued progress, may adversely affect our revenue, business and financial results. We may face (i) a shortage of supply of raw materials, products, equipment tools and services due to local restrictions and possible isolation periods imposed by the governments of vendors, or due to no or limited international courier delivery services, or due to extended lead time due to the supply chain and courier difficulties and delays, which may adversely affect our ability to secure our supply chain, continue operating and manufacturing without interruption in one or more of our fabrication facilities and continue to receive equipment that we ordered to increase our fabs’ capacities and capabilities; (ii) potential reduced attendance of employees and service providers to our facilities and offices due to local restrictions and isolation periods imposed on them by the local government, as occurred commencing 2020 as a result of the global pandemic, which may adversely affect our ability to continue operating and manufacturing without interruption at one or more of our facilities; and (iii) potential reductions in customer orders or pricing due to any related or resulting global economic downturn, which may adversely affect our business and financial results.

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

As of December 31, 2021, we had approximately $315 million of consolidated principal amount of debt outstanding, comprised as follows: (1) Tower had approximately $64 million outstanding principal amount of Series G debentures, payable in three semi-annual consecutive equal installments from March 2021 to March 2023; (2) TPSCo had loans of approximately $96 million principal amount (the “JP Loan”), carrying a fixed interest rate of approximately 2% per annum, with principal scheduled to be repaid in seven semiannual payments between 2024 and 2027; (3) Tower and its affiliates had capital lease agreements outstanding in the amount of approximately $87 million from JA Mitsui Leasing, repayable between 2022 and 2025, and (4) Tower and its affiliates had other capital and operating leases in the amount of approximately $68 million repayable between 2022 and 2032. Carrying such an amount of long-term debt may have significant negative consequences on our business, including:

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

A workforce that is unionized may have an adverse impact on our manufacturing costs as well as on our operations by potential work stoppages, strikes or other collective actions which may disrupt the fabs’ production and adversely affect the fabs’ performance and our operational and financial results.

Significant portions of the employees at Fab 3 (our Newport Beach, California fab) and at TPSCo’s fabs in Japan are represented by unions and covered by collective bargaining agreements. We cannot predict the effect that union representation or future organizational activities will have on these fabs’ manufacturing cost and business. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of such bargaining agreements or other potential union activities, which may disrupt their production and adversely affect our fabs’ manufacturing costs, operational performance metrics, and our operational and financial results. In addition, there have been attempts, including recently, by the General Federation of Labor in Israel (“Histadrut”) to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires at least one-third of the Israeli employees to join the Histadrut and they would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established, we would need to conduct negotiations with the representative labor union and the Histadrut with regards to the terms of employment and benefits of the employees, which could result in the incurrence of additional labor costs and/or work stoppages, which in turn could adversely affect our business and Israeli fabs’ operations.

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

We currently intend to retain future earnings and our existing cash balance to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, and we do not anticipate paying dividends in the foreseeable future. In addition, (i) the Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends; (ii) under the indenture for our Series G Debentures, a distribution of dividends is subject to satisfying certain financial ratios and  limitations; (iii) the Merger Agreement includes restrictions with respect to dividends and other distributions.  Therefore, you should not rely on an investment in our ordinary shares if you require and/or expect dividend income from your investments.

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

RISKS RELATING TO THE MERGER

The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Agreement, including, among others, that:

•	no governmental authority in any jurisdiction has by any law or order, restrained, enjoined or otherwise prohibited the consummation of the Merger;

•	expiration or termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•
expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under the Required Clearances (as defined in the Merger Proxy Statement);

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days shall have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders has been received; and

•
no Company Material Adverse Effect (as defined in the Merger Proxy Statement, excepting any effects that, individually or in the aggregate, would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement) shall have occurred since February 15, 2022, and be continuing.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the Merger Proxy Statement. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the Merger Consideration will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of Tower’s ordinary shares.

We also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and officers may have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of Tower’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Tower’s other shareholders, which interests are described in the Merger Proxy Statement. These interests include, among other things, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The fact that there is a Merger pending could materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	loss of current customers;

•
limitation on the execution of our strategy to expand our business through mergers, acquisitions and other investments, as well as our ability to raise additional funds through offerings of equity and/or debt and/or other financial vehicles;

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;

•	potential diversion of public attention from our positioning of our independent brand and products in a manner that appeals to customers;

•	the fact that we have incurred and will continue to incur expenses related to the Merger prior to its closing;

•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given certain restrictions, limitations and commitments stipulated in the Merger Agreement;

•	we could be subject to costly litigation associated with the Merger; and

•
our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

The COVID-19 pandemic may delay or prevent the completion of the Merger.

Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact of that crisis on the businesses of Tower and Intel, and there is no guarantee that efforts by Tower or Intel to address the adverse impact of the COVID-19 pandemic will be effective. The Merger may also be delayed or adversely affected by the COVID-19 pandemic, or become more costly due to Tower policies, Intel policies or government policies and actions to protect the health and safety of individuals, or government policies or actions to maintain the functioning of national or global economies and markets could delay or prevent the completion of the Merger. Tower or Intel may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition or results of operations.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If the Company terminates the Merger Agreement in order to immediately enter into a written definitive agreement with respect to a superior proposal, Tower is required to pay to Parent a termination fee of $206 million. Tower is also required to pay such termination fees under other circumstances described in the Merger Agreement.

If the Merger is not consummated by February 15, 2023 (as may be extended in accordance with the Merger Agreement, the “Outside Date”), either we or Intel may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Proxy Statement and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as, (1) the expiration or termination of the waiting period under the HSR Act, and (2) the expiration or termination of the applicable waiting period, or, where applicable, the receipt of approvals, and the making or receipt of all notices to, filings with and consents under specified regulatory laws in the People’s Republic of China, Germany, Israel and Japan. If the Merger has not been completed by the Outside Date, either the Company or Parent may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the Company’s shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date.

Our shareholders could file claims challenging the Merger, which may delay or prevent the closing of the Merger (the “Closing”) and may cause us to incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of the Merger Proxy Statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future claim and / or litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed with the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial conditions, results of operations and cash flows.

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

We entered into a definitive agreement with ST effective as of September 14, 2021 to share cleanroom space of a 300mm manufacturing fabrication facility in Agrate, Italy, currently under construction by ST, under a collaborative arrangement. The parties will share the cleanroom space and the facility infrastructure, and TSIT will install its own equipment in one-third of the total space, which are expected to be qualified and used to manufacture products for its foundry customers.  Operations will continue to be managed by ST.

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel.

As a result of the Merger, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 2310502 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2570 North First Street, Suite 480 San Jose, CA 95131.

For more information about us, go to http://www.towersemi.com Information on our website is not incorporated by reference in this annual report.

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

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured ICs in their own fabrication facilities, which are known as integrated device manufacturers (“IDM”). In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge. Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services. Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies. This need for external manufacturing capacity led to the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers. Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

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

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over more than twenty-eight years. We have built strong relationships with customers. Our consistent focus on providing high-quality, value-added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions. Our emphasis on working closely with customers and accelerating the time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, while increasing the number of new customers and new products for production.

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

We derived a significant amount of our revenues for the year ended December 31, 2021 from our target specialized markets: RF CMOS, including SiGe power IC and discrete devices, CMOS image sensors, wireless communication and high performance analog. We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

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

We gained the market potential using CMOS process technology for a digital camera-on-a-chip, which integrates a CMOS image sensor, filters and digital circuitry. Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993. Our services include a broad range of turnkey solutions and services, including silicon proven pixel services, optical characterization of a CMOS process, an innovative patented stitching manufacturing technique and prototype packaging. The CMOS image sensors that we manufacture include 180nm on 200mm wafers and 65nm on 300mm wafers with pixel sizes down to 1.12 micron utilizing dual light pipe technology, delivering outstanding image quality for a broad spectrum of digital imaging applications.

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

Our stitching technology, a cornerstone of our X-Ray sensors technology, enables semiconductor exposure tools to manufacture single ultra-high-resolution CMOS image sensors containing millions of pixels at sensor sizes far larger than the photo exposure tool (scanner) field size.

This technology is used by us in the manufacturing of large X-Ray sensors (up to one die per wafer) on 8” and 12” wafers as well as high-end large format photography and industrial sensors with special pixels that we have developed specifically for this market. In addition, this technology is also being used by us in display backplanes, for large virtual reality (VR) displays.

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

We specially developed our near Infra-Red imaging technology for gesture recognition systems and a series of spectrally sensitive image sensors, including proximity sensors and sensors sensitive in the UV range. We also announced our iToF (indirect time of flight) technology with outstanding performance parameters for fast autofocus and face recognition functions in mobile devices, which started production in 2021.

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

The display market is undergoing a dramatic change from LCD-based screens with LED backlighting into micro LED or micro OLED displays, allowing substantially higher dynamic range with true black and higher brightness. The display market spans from small displays, such as smartwatch or VR goggles displays, through smartphone, tablet and laptop displays, to large format TV displays. In today’s technology, all of these displays are glass based, where the small ones are usually OLED displays while the large ones are LCD based with LED backlight. The true LED displays, namely, displays where each pixel is a LED, that provide unprecedented performance in illuminance and dynamic range, are extremely expensive and large. The major change expected in the coming decade is the ability to create these from micro LEDs and place them on a backplane in a cost effective way, or even have a monolithic array of micro LEDs as a screen for the small screen applications. Such micro LEDs cannot be performed on glass and the most promising way is to create them on silicon wafers (GaN on silicon). In entering this new display area, we are working on the silicon part of GaN nano wire based LEDs, both pre and post GaN growth. In addition, we use our patented stitched technology for the development of CMOS back plane for large die micro OLED arrays (monolithic approach) and LCOS displays for the virtual reality market.

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

technical evaluation;

product design to our specifications, including integration of third party intellectual property;

photomask - design and third-party photomask manufacturing;

silicon prototyping;

assembly and test;

validation and qualification; and

production.

The primary customers of our foundry and design services are fabless semiconductor companies and IDMs. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity for certain purchasing commitments. During the year ended December 31, 2021, we had six significant customers that each contributed between 4% to 21% of our revenues. During the year ended December 31, 2020, we had six significant customers that each contributed between 5% to 25% of our revenues. During the year ended December 31, 2019, we had six significant customers that each contributed between 5% to 27% of our revenues.

The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2021	2020	2019
United States	41%	44%	52%
Japan	22%	28%	29%
Asia, excluding Japan	30%	22%	15%
Europe	7%	6%	4%
Total	100%	100%	100%

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

Research and development expenses for the years ended December 31, 2021, 2020 and 2019 were $85.4 million, $78.3 million and $75.6 million, respectively, net of government participation of $0.8 million, $0.9 million and $0.7 million, respectively. As of December 31, 2021, we employed 429 professionals in our research and development departments, 57 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights related to our production processes. To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2021, we held 319 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

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

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design support. At the initial design stage, our customers’ internal design teams use the proprietary design kits that we have developed to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. These design kits, which collectively comprise our design library and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment to our manufacturing process before actually manufacturing the semiconductor. Our engineers, who have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a periodic multi-project wafer run in which we manufacture several customers’ designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities namely, accurate device models, rich PDKs, silicon proven ESD (Electro Static Discharge) protection structures for different voltages ranging from 2KV to 15KV and I/Os, special design rules per application and technical support. Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive and competitive advantage for our customers, for example when time to market is critical (our design support reduces the number of required runs) or when implementing designs that reach the boundaries of technology. In addition, our IP and design services can assist to relieve some of our customers' issues, providing the specific skills and expertise critical for quick and successful implementation of our customers’ design on our manufacturing process.

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

Tower holds a 51% equity stake in TPSCo (NTCJ holds the remaining 49%), which is incorporated under the laws of Japan and operates three fabs located in Japan and known as Arai E, Uozo E and Tonami CD.

Tower Semiconductor San Antonio, Inc., which is wholly-owned by Tower US Holdings Inc., operates our Fab 9 facility in San Antonio, Texas, USA.

TSIT, Tower’s wholly-owned Italian subsidiary, is expected to share manufacturing capacity with ST Microelectronics S.r.l. in a 300mm fabrication facility being established in Agrate, Italy.

D.	PROPERTY, PLANTS AND EQUIPMENT

MANUFACTURING FACILITIES

We manufacture semiconductor wafers at seven manufacturing facilities: Fab 1 and Fab 2 facilities in Israel, Fab 3 in Newport Beach, California in the U.S., TPSCo’s three fabs (Arai E, Uozo E and Tonami CD) in Japan, and Fab 9 in San Antonio, Texas in the U.S. TSIT is expected to share manufacturing capacity with ST in a 300mm fabrication facility being established by ST in Agrate, Italy.

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

Capital expenditures in 2021 and 2020 were approximately $279 million and $257 million, respectively, net of proceeds from sale of equipment and fixed assets of approximately $35 million and $57 million, respectively.

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

NPB Co. leases its fabrication facility and offices under a lease agreement that was initially in effect until March 2022, and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five year period, which NPB Co. elected to exercise for the lease to continue through March 2027. Under the lease agreement as currently in effect, (i) NPB Co’s rental payments consist of fixed base rent and fixed management fees and NPB Co.’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance; and (ii) the lease agreement includes certain obligations of the parties, including certain noise abatement actions in relation to the fabrication facility. The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims. s. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to Fab 3 lease could harm business, operations and financial results.”

Uozu E, Tonami CD and Arai E fabs

In 2014, we acquired a 51% equity stake in TPSCo, a company initially formed by Panasonic Corporation to manufacture products for Panasonic and other third-party customers, using three semiconductor factories located in Hokuriku, Japan, which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 45 nanometer. The fabs’ land and buildings are leased by PSCS (currently named NTCJ) to TPSCo. As part of the agreements in relation to TPSCo, at the request of Panasonic (through PSCS; currently named NTCJ), it has been decided to re-organize and re-structure operations in Japan such that the Uozu and Tonami facilities will remain unchanged, while the Arai manufacturing factory, which is currently manufacturing products solely for NTCJ and is not serving Tower’s or TPSCo’s foundry customers, will cease operations effective July 1, 2022.

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

Fab under construction by ST in Italy

We entered into a definitive agreement with ST as of  September 14, 2021 to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned subsidiary of Tower, was incorporated.  The fabrication facility is currently under construction by ST.  The parties will share the cleanroom space and the facility infrastructure, and TSIT will install equipment  in one-third of the total space, which are expected to be qualified and used to manufacture products for its foundry customers. Operations will continue to be managed by ST.

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

The information contained in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2021 and 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP. The following discussion and analysis may contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

OVERVIEW

We are a pure-play independent specialty foundry dedicated to the manufacturing of semiconductors. As a pure-play foundry, we do not offer products of our own, but focus on producing ICs, based on the design specifications of our customers. We manufacture semiconductors for our customers primarily based on their designs or their end customers’ designs or other third-party designs. We currently offer the process manufacture geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16 and 0.13 -micron on 200-mm wafers and 90 nanometer, 65 nanometer and 45 nanometer on 300-mm wafers. We also provide design support and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial, aerospace and medical device products. The technology platforms that we offer are focused on the mega trends of seamless connectivity, green everything and interactive smart systems.

For the year ended December 31, 2021, our revenues were derived from customers located around the globe, of which 41% were located in the United States, 22% in Japan, 30% in Asia (excluding Japan) and 7% in Europe, as compared to 44%, 28%, 22% and 6%, respectively, for the year ended December 31, 2020.

For the year ended December 31, 2021, 21% of our revenues were derived from NTCJ (formerly known as PSCS until September 2020), 33% of our revenues were derived from five different customers each comprising between 4% to 13% of our revenues, and the remaining 46% of our revenues were derived from many other smaller customers, as compared to 25%, 35% and 40%, respectively, for the year ended December 31, 2020.

The primary changes in financial and business conditions that could have impacted our business and financial results in 2021 were as follows:

The COVID-19 outbreak, which was declared a global pandemic by the World Health Organization during March 2020, did not adversely affect our revenue, business and financial results for the year ended December 31, 2021. While we faced some specific supply chain and shortage of supply issues due to local restrictions, lockdowns and isolation periods imposed by the governments of vendors, or due to no or limited international courier delivery services, and while attendance of employees and service providers at our facilities and offices was reduced due to local restrictions and isolation periods imposed by the local government, customer orders and pricing did not materially decrease due to the COVID-19 pandemic or any related or resulting global economic downturn.

While at the beginning of the COVID-19 outbreak, customer orders did not increase to the higher levels we had initially planned for, we did not face any material reductions or cancellations of orders and did not face any halt or stoppages of any of our seven manufacturing lines.

As a result, our revenues did not decrease in the first half of 2020 and significantly increased commencing in the second half of 2020 and into 2021. This significant increase in revenues is mainly attributed to our radio frequency (RF) business unit product sales for the infrastructure market for data centers and cloud computing, which were driven by the work-from-home trend and huge needs for ICs we manufacture for data storage and other markets.

In order to address the growing demand for our products and to attract and retain our customers, in 2020 and 2021, we increased by 49% and an additional 9%, respectively, our investments in property and equipment, net from $172.2 million during 2019 to $256.5 million in 2020 and $279.3 million in 2021, directed to our fabs in Israel, the United States and Japan, including to our most advanced 12-inch fab located in Japan. The expansion of our capacity by property and equipment purchases is expected to remain high in 2022 as customer orders currently exceed our capacity at most of our fabs and to equip the new facility we share with ST in Agrate, Italy.

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel. As a result of the Merger, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration.

KEY FACTORS AFFECTING OUR RESULTS

Subject to the completion of the Merger, the following are key factors that impact our results of operations:

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

We continuously target to expand our manufacturing footprint, manufacturing capacity and business by addressing current customers’ future needs and attracting new customers that will utilize our existing manufacturing facilities, some of which have recently implemented further capacity expansion projects, as well as by acquiring external capacity through, acquisitions of existing or newly established fabs, as we have done in the past, with or without third-party collaboration and/or funding (including cash, equity or in-kind investment). We also offer from time to time a wide range of support services for the establishment of new semiconductor fabrication facilities or the ramp-up of existing facilities owned by third parties, using our technological, operational and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights.

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

Selling prices and manufacturing costs.

Our gross margin has been and will continue to be affected by a variety of factors, including the market demand for semiconductor wafers, timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of raw materials, including silicon starting material wafers, and manufacturing yields. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing manufacturing costs and introducing new and higher value-add products. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline.

Investment in growth.

We have invested, and intend to continue to invest, in expanding our operations, increasing our headcount, developing our products to support our growth and expanding our infrastructure. Specifically, we entered into an agreement with ST effective as of September 14, 2021, to share 300mm manufacturing capacity space in Italy, for which we will need to purchase a significant amount of equipment tools that will require us to use a significant portion of our cash and, to fund other investments and cash plans, we may want and/ or need to raise additional funds by way of debt and/or equity offerings, which funds may not be available at reasonable terms, if at all and may require consents that may not be provided to us. We plan to continue to invest in our operational capabilities throughout the world through significant capital expenditure, and the return on these investments may be lower than we expect and these investments may significantly reduce our net profit and cash balance, and require us to raise additional funds by way of debt or equity offerings. In addition, as we invest in expanding our operations into new areas internationally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher fixed costs and operating expenses, potential impact of legal and regulatory developments, as well as high depreciation on fixed assets that will reduce our profitability.

New Accounting Pronouncements

For recently issued accounting pronouncements see Note 2W and Note 2X to our annual financial statements included herein.

RESULTS OF OPERATIONS

 You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2021	2020	2019
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	78.2	81.6	81.4
Gross Profit	21.8	18.4	18.6
Research and development expense	5.7	6.1	6.2
Marketing, general and administrative expense	5.1	5.1	5.4
Operating profit	11.0	7.2	7.0
Financing income (expense), net	(0.8)	0.2	0.0
Other income (expense), net	0.1	(0.4)	0.3
Profit before tax	10.3	7.0	7.3
Income tax expense, net	(0.1)	(0.4)	(0.2)
Net profit	10.2	6.6	7.1
Net loss (income) attributable to non-controlling interest	(0.3)	(0.1)	0.2
Net profit attributable to the Company	9.9%	6.5%	7.3%

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues. Revenues for the year ended December 31, 2021 were $1,508.2 million, as compared to $1,265.7 million for the year ended December 31, 2020. The $242.5 million revenue increase is attributed mainly to an increase in the quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories in Israel, USA & Japan during the year ended December 31, 2021 as compared to the year ended December 31, 2020, as well as to the increase in the average selling price per product we experienced commencing mainly in the second half of 2021.

Cost of Revenues. Cost of revenues for the year ended December 31, 2021 amounted to $1,179.0 million as compared to $1,032.4 million for the year ended December 31, 2020. The $146.6 million increase is mainly due to the increased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above, which resulted in additional variable and other manufacturing cost.

Gross Profit. Gross profit for the year ended December 31, 2021 amounted to $329.1 million as compared to $233.3 million for the year ended December 31, 2020. The $95.8 million increase in gross profit resulted mainly from the $242.5 million revenue increase, net of the $146.6 million increased cost of revenues, as described above.

Research and Development. Research and development expense for the year ended December 31, 2021 amounted to $85.4 million as compared to $78.3 million in the year ended December 31, 2020. The $7.1 million increase in research and development expense reflects our continuous focus on enhancing our mid-term and long-term products’ development funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2021 amounted to $77.2 million as compared to $64.0 million for the year ended December 31, 2020, both reflecting 5.1% of revenues. The $13.2 million increase is mainly due to an increase in stock-based compensation expenses recognized for the year ended December 31, 2021 as a result of increased equity awards under the Company’s 2013 Share Incentive Plan (the “2013 Plan”), see also note 15B to the consolidated financial statements as of December 31, 2021; as well as due to the cost saving activities implemented in 2020 (mainly payroll and headcount-related cost) related to and/or resulted from the COVID-19 pandemic.

Operating Profit. Operating profit for the year ended December 31, 2021 amounted to $166.5 million as compared to $91.0 million for the year ended December 31, 2020. The $75.5 million increase in operating profit resulted mainly from the $95.8 million increase in gross profit described above, offset by the $7.1 million increase in research and development expense described above and the $13.2 million increase in marketing, general and administrative expense described above.

Financing Income (Expense), Net. Financing expense, net for the year ended December 31, 2021 amounted to $12.9 million as compared to financing income, net of $2.9 million for the year ended December 31, 2020. The financing expenses increase is mainly due to non-cash non-recurring financing expenses recorded during the year ended December 31, 2021 due the USD appreciation against the JPY during this period, which impacted a JPY-denominated balance sheet item.

Other Income (Expense), Net. Other income, net for the year ended December 31, 2021 amounted to $1.5 million as compared to other expense, net of $5.2 million for the year ended December 31, 2020. Other income (expense), net includes mainly non-recurring items such as gains and losses from the sale and disposal of certain under-utilized and or unneeded property and equipment items, as well as evaluation or devaluation of the value of investments in companies in accordance with ASC 321, as detailed in the notes to the consolidated financial statements as of December 31, 2021.

Income Tax Expense, Net. Income tax expense, net for the year ended December 31, 2021 amounted to $1.0 million as compared to $5.4 million income tax expense, net in the year ended December 31, 2020. This difference between the income tax expense, net is associated mainly with the expiration of a deferred tax liability recorded in prior years, offset by higher tax expenses resulting from the higher profit before tax in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Net profit. Net profit for the year ended December 31, 2021 amounted to $154.1 million as compared to a net profit of $83.3 million for the year ended December 31, 2020. The $70.8 million increase in net profit was mainly due to the increase in operating profit, other income, net, and decrease in tax expense, net as described above, offset by the increase in financing expense, net as described above.

Net loss (income) attributable to the non-controlling interest. Net income attributable to the non-controlling interest for the year ended December 31, 2021 amounted to $4.1 million as compared to $1.0 million in the year ended December 31, 2020, reflecting an increase in the profitability of TPSCo’s, of which we hold 51%.

Net Profit attributable to the company. Net profit attributable to the company for the year ended December 31, 2021 amounted to $150.0 million as compared to $82.3 million for the year ended December 31, 2020. The increase in net profit attributable to the company in the amount of $67.7 million was mainly due to the increase in the net profit of $70.8 million, offset by the increase in net income attributable to non-controlling interest, of $3.1 million, as described above.

For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our consolidated financial statements as of December 31, 2021 and “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business—Certain effects of the COVID-19 pandemic may hurt our business”.

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

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2021, the USD depreciated against the NIS by 3.3%, as compared to 7.0% depreciation during the year ended December 31, 2020. The fluctuation of the USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion of the profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined, fixed range. In addition, we execute swap-hedging transactions to hedge the exposure to the fluctuation of the USD against the NIS to the extent it relates to our non-convertible Series G Debentures, which are denominated in NIS.

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

During the year ended December 31, 2021, the USD appreciated against the JPY by 11.7%, as compared to 5.0% depreciation during the year ended December 31, 2020. The net effect of the USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, we had an aggregate amount of $210.9 million in cash and cash equivalents, as compared to $211.7 million as of December 31, 2020. The main cash activities during the year ended December 31, 2021, were: $421.3 million net cash provided by operating activities; $279.3 million invested in property and equipment, net; $59.7 million invested in short-term deposits, marketable securities and other assets, net; and $77.3 million repayment of debt, net.

Short-term and long-term debt presented in the balance sheet as of December 31, 2021 amounted to $83.9 million and $231.0 million, respectively, and included bank loans, debentures, operating leases and capital leases. As of December 31, 2021, the aggregate principal amount of debentures was $64.5 million and it’s carrying amount in the balance sheet was $64.1 million, of which $42.5 million was presented as a short-term liability.

Based on our current operations and expected short term growth, our cash generated from operations, our current and expected available lease lines with third -party leasing companies and existing balance of cash, deposits and marketable securities, we have sufficient resources to meet our cash needs for operating activities, capital expenditures and debt repayments in the short term and long term.

If we execute a merger or acquisition transaction(s) per our company strategy, or a joint partnership or another large transaction to expand our capacity, we may utilize our current cash balance, deposits and/or investments in marketable securities and/or we may be required to secure additional financing by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. In May 2020, we filed a shelf registration statement with the Israel Securities Authority, following the expiration of our previously filed 2016 shelf, which provides us with a platform for future public fundraisings in Israel, in which case we would publish a supplemental shelf takedown report containing specific information about the terms of any such transaction. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that we would be able to obtain the necessary consents and/ or funding in a timely manner, in sufficient amount or on favorable terms. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— We may be required to obtain financing for strategic and/ or other opportunities, which we may not be able to obtain.”

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

As of December 31, 2021 and 2020, the outstanding capital lease liabilities for fixed assets were $139.0 million and $159.7 million, respectively, of which $36.3 million and $34.9 million, respectively, were included under current maturities of long-term debt. The available lease lines as of December 31, 2021 were $76 million.

Tower Series G Debentures

In June 2016, Tower raised approximately $115 million through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”) payable in seven semi-annual consecutive equal installments from March 2020 to March 2023, and carrying an annual fixed interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The Series G Debentures’ aggregate principal amount is NIS 201 million as of December 31, 2021. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. We entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap (see Note 10 to our consolidated financial statements for the year ended December 31, 2021). The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2021, Tower was in compliance with the financial covenants under the Series G Debentures.

Under the Merger Agreement, the Company undertook, by no later than the Closing date of the Merger, to fully repay the Series G Debentures (that is otherwise due March 2023) in accordance with the provisions in Section 6.2 to the Deed of Trust for the Debentures (Series G) of the Company, dated May 30, 2016, and as of the effective time of the Merger, the Series G Debentures shall expire and be de-listed from trade on the Tel Aviv Stock Exchange.

Loan Agreement from Japanese Financial Institutions

In December 2021, TPSCo refinanced its then existing loan with a new 11 billion JPY (approximately $96 million) asset-based loan with a consortium of financial institutions comprised of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch; and (iv) BOT lease Co. Ltd. (“JP Loan”). The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami manufacturing facilities. Outstanding principal amount was $95.6 million as of December 31, 2021.

The JP Loan also contains certain financial ratios and covenants, as well as customary events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2021, TPSCo was in compliance with all of the financial ratios and covenants under the JP Loan.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in the manufacturing of our customers’ products, and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2021, 2020 and 2019 were $85.4 million, $78.3 million and $75.6 million, respectively, net of government participation of $0.8 million, $0.9 million and $0.7 million, respectively.

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

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, and industrial markets. For example, we believe that our specialty SOI, SiGe and phase change materials process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our power management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. Our specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, infra-red, ultra-violet and X-ray spectral ranges, develop both ultra small-size cameras and large imagers occupying the whole surface of a 200mm or even a 300mm wafer. We also target the rapidly growing non-visual sensor markets by developing specialized sensors some of them based on nanowire elements to be fabricated on silicon (SOI) and GaN technological platforms, in particular advanced integrated UV, gas and BioFET sensors. We are also engaged in development of IPs for enabling data processing using artificial intelligence based on our original device approaches by using our patented memristor solutions for emulating synapses in artificial neural networks. Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, which expands our customer base, and broadening our business with existing customers.

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

This may also be accomplished through the establishment of new facilities with third party, collaboration and/or funding, mergers and acquisitions with potential target fabrication facilities that may include a solid base of customer demand for the increase of our manufacturing capacity and/or development of technologies that may expand our servable and/ or available market potential, and increase our revenue, customer base and margins. Such transactions, mergers and acquisitions are also beneficial as they provide our customers with manufacturing diversification and opportunity for additional growth through access to increased capacity. We continuously evaluate potential acquisition opportunities and seek to secure additional manufacturing capacity. Our current cash balance, deposits and/or investments in marketable securities may be used to enable us to realize and execute on such opportunities, and we may require additional financing through, among other things, debt (including convertible debt, bonds, notes or debentures) and/or equity issuances (including shares and warrants), in order to consummate such opportunities and/ or fund our other operational and capital expenditure cash needs, as well as our strategy to expand our global footprint, capacity and capabilities. During 2021, we continued to increase our investments in property and equipment to expand the capacities and capabilities of our existing fabs. Including, entering into a definitive agreement with ST to share, under a collaborative arrangement, a 300mm manufacturing fabrication facility being established by ST in Agrate Italy, and under which TSIT is expecting to install equipment in one-third of the total space in order to manufacture products for its foundry customers.

E.	CRITICAL ACCOUNTING ESTIMATES

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

For the year ended December 31, 2021, the consolidated provision for income taxes was $1.0 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19 to our financial statements.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 29, 2022:

Officer	Senior Management Name	Age	Title(s)
A	Russell C. Ellwanger	67
Chief Executive Officer and Director of Tower, and Chairman of the Board of Directors of its subsidiaries Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd. and Tower Semiconductor San Antonio, Inc.

B	Oren Shirazi	52	Chief Financial Officer, Senior Vice President of Finance
C	Rafi Mor	58	Chief Operating Officer
D	Dr. Marco Racanelli	55	Newport Beach Site Manager and Senior Vice President and General Manager of Analog Business Unit
E	Nati Somekh	47	Senior Vice President, Chief Legal Officer and Corporate Secretary
F	Yossi Netzer	58	Senior Vice President of Corporate Planning
G	Dalit Dahan	53	Senior Vice President of Human Resources and IT

H	Guy Eristoff	59	Chief Strategy Officer and Head of Pathfinder Activities
I	Dr. Avi Strum	60	Senior Vice President and General Manager of the Sensors and Displays Business Unit
J	Dani Ashkenazi	59	Senior Vice President Excellence and Quality
K	Noit Levy	38	Senior Vice President of Investor Relations and Corporate Communications
	Directors Name(*)	Age	Title
L	Amir Elstein	66	Chairman of the Board of Directors
M	Kalman Kaufman	76	Director
N	Dana Gross	54	Director
O	Ilan Flato	65	Director
P	Yoav Z. Chelouche	68	Director
Q	Iris Avner	57	Director
R	Michal Vakrat Wolkin	50	Director
S	Avi Hasson	51	Director

(*) Russell Ellwanger also serves as a director; his information is included under Senior Management above.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd. and Tower Semiconductor San Antonio, Inc.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

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

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior thereto, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid State Physics Department of Applied Physics from the Hebrew University of Jerusalem in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

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

Dana Gross has served as a director since November 2008, as a member of the Corporate Governance and Nominating Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS-based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2018 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel-Aviv University and an M.A. degree in business administration from San Jose State University.

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

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Corporate Governance and Nominating Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd., the Tel-Aviv Stock Exchange, Ltd., Shufersal Ltd. and Malam-Team Ltd. Mr. Chelouche is also a board member in several private companies, including Aviv Ventures’ portfolio companies: Vessl Therapeutics and ScaleMP.  Mr. Chelouche also previously served as Chairman of several public companies. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel-Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and Amir Marketing and Investments in Agriculture since May 2017.  Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016.  Ms. Avner previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the Corporate Governance and Nominating Committee since November 2020.  Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Hasson is a partner at Emerge, a leading early stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer, SpaceIL and Israel Tech Challenge.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, ECtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel-Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

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

Our amended and restated compensation policy for executive officers and directors, which was approved by our shareholders on August 12, 2021, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders (within the meaning of the Companies Law), including compensation, equity-based awards, indemnification and insurance, severance and other benefits. Our compensation policy is performance based and is designed to align our officers’ and directors’ interests with those of our company and shareholders in order to enhance shareholder value. Our compensation policy allows us to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as motivate achievement of company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

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

Compensation under our compensation policy may include: base salary; benefits and perquisites, performance-based cash bonuses and other bonuses (such as special bonuses for substantial achievements and sign-on bonuses); equity-based compensation; and retirement, termination and other arrangements. Our compensation policy aims to optimize the mix of fixed compensation and variable compensation in order to, among other things, appropriately incentivize office holders to meet our goals while considering our management of business risks and sets maximum ratios between the two types of compensation elements.

All compensation arrangements of officers and directors are required to be approved in the manner prescribed by applicable law (as described in Exhibit 2.1 to this annual report).

For the year ended December 31, 2021, we paid to all our directors, officers and senior management who served during the period, as a group, an aggregate of $9.1 million in salaries, fees, payments upon termination and bonuses (excluding employer cost and equity-based compensation, which are detailed below). The total employer cost for personal vehicles, relocation related expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits or expenses for such persons was approximately $2.1 million for the year ended December 31, 2021.

The following is a summary of the Company’s cost (including its employer’s cost), including all compensation paid and/ or value awarded and granted in cash and/or equity vehicles, respectively, to our five most highly compensated officers and/or directors for the year ended December 31, 2021 (collectively referred to herein as the “Covered Officers”). The Covered Officers consist of the individuals listed in A, B, D, C and I in the table set forth in Item 6A above.

The base salary of our executive officers is individually determined according to past performance, educational background, country of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer and prior salary and compensation arrangements, as well as comparative peer group analyses. Base salary (gross) paid to the Covered Officers A, B, D, C and I for the year ended December 31, 2021, amounted to $0.84 million, $0.42 million, $0.42 million, $0.35 million and $0.28 million, respectively. Executive officers are entitled to social and other benefits in accordance with applicable law, our policies and common practice. The cost of social and other benefits awarded to the Covered Officers A, B, D, C and I for the year ended December 31, 2021, amounted to $0.19 million, $0.21 million, $0.12 million, $0.19 million and $0.15 million, respectively. In addition, relocation and related reimbursement expenses awarded to Covered Officer A for the year ended December 31, 2021, amounted to $0.28 million. No relocation related payments or accruals were made to any of Covered Officers B, D, C and I during the year ended December 31, 2021.

Our policy is to award annual cash bonuses to executive officers, subject to the attainment of pre-determined annual measurable objectives, which are set in the first quarter of each year, and personal performance evaluation. In accordance with our compensation policy, the pre-defined annual bonus plans include measurable metrics and the weight (in percentage terms) of each metric as a portion of the annual measurable metrics, as well as a minimum threshold for achievement of corporate measurable metrics below which no portion of the pre-determined corporate measurable metrics component of the annual bonus will be awarded, and a portion of the annual bonus is based on performance valuation, in accordance with our compensation policy and subject to applicable law. The cash bonus gross amounts paid by the Company to the Covered Officers A, B, D, C and I for the year ended December 31, 2021, amounted to $1.23 million, $0.43 million, $0.41 million, $0.33 million and $0.26 million, respectively.

Equity based compensation for directors and officers is intended to be in the form of restricted stock units (“RSUs”), performance-based stock units (“PSUs), options and/or other equity forms, in accordance with our equity-based compensation policies and programs in place from time to time and in accordance with our compensation policy. Equity-based compensation may be granted as an annual grant and/or from time to time and is individually determined. Generally, equity-awards shall not begin to vest before the end of the first year from the date of grant. We calculate the fair market value of equity-based compensation for officers and directors at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity-based compensation valuation model, when such award is duly approved in accordance with applicable law, and amortize such value in our statements of operations over the applicable vesting schedule.  We typically grant our directors and officers an annual equity-based compensation award, comprised of RSUs (time vested only) and PSUs (subject to achievement of pre-defined financial targets, and if attained, subject to time vesting). The value of such annual grants of equity based compensation awarded during the year ended December 31, 2021, comprised of PSUs and RSUs, to the Covered Officers A, B, D, C and I, amounted to $6.15 million, $1.56 million, $1.48 million, $1.06 million and $0.90 million, respectively. In addition, in February 2021, we granted a non-recurring equity based compensation award in the form of PSUs to the Covered Officers A, B, D, C and I, to vest upon the achievement of certain operational and business related target metrics, the value of which amounted to $1.02 million, $0.52 million, $0.25 million, $0.30 million and $0.17 million, respectively.

Under our compensation policy, we may grant our executive officers certain termination and retirement payments, including a change of control bonus, subject to the termination of employment of such officer upon a change of control and subject to receipt of applicable corporate approvals as required by law. In accordance with the employment terms of our chief executive officer, upon termination of his employment, including upon a change of control, our chief executive officer may be eligible for a payment of twelve monthly base salaries, and in the event of termination of his employment upon a change of control, he may also be entitled to acceleration of all unvested equity. In addition, subject to the termination of employment of other executive officers upon a change of control, all other executive officers are entitled to a payment in the amount of up to six months’ base salary and acceleration of all unvested equity, and the chairman of the board of directors and other directors may be entitled to acceleration of all unvested equity. No such payment or accrual was made or earned year ended December 31, 2021.

At our 2021 annual general meeting held on August 12, 2021, our shareholders approved an equity grant to our chief executive officer in the value of $5.8 million, 40% of which is time-based vesting RSUs and 60% of which is performance-based PSUs, and an additional equity grant in the value of $0.35 million as upside PSUs. The RSUs vest over a three year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant. The vesting of the PSUs (both the base PSUs and the upside PSUs) is subject to the attainment of certain pre-defined financial performance metrics of net profit and cash from operations for the year ended December 31, 2021, weighted equally, and if met, the PSUs vest over a three year period, such that one third of the PSUs vest at the end of each year from the date of grant of the PSUs over the three year period.  Actual net profit for 2021 was $150.0 million and cash from operations for 2021 was $421.3 million. Since these 2021 actual financial results exceeded the pre-defined financial performance metrics for the vesting of the PSUs (including the upside PSUs), the chief executive officer is entitled to all of the PSUs (including the upside PSUs), subject to the time vesting schedule described above. For further details, see our proxy statement for the 2021 annual general meeting of shareholders, filed with the SEC on Form 6-K on June 28, 2021.  In addition, in February 2021, consistent with our compensation policy, the Company’s chief executive officer was granted an equity-based compensation award in the form of PSUs, which vested upon attainment of certain operational and business related target metrics one year from the date of grant, with a compensation value of approximately $1 million.

Consistent with our compensation policy, we pay each of our directors (other than our chief executive officer who also serves as a director, whose compensation is detailed above, and the chairman of our board of directors, whose compensation is detailed below): (i) an annual fee of $52,500; and (ii) a committee membership fee of up to $6,000 annually and an additional fee of up to $3,000 annually for each committee chairperson; as well as reimbursement for reasonable travel and other expenses in accordance with our policies. In addition, the board of directors may compensate directors for special activities that are performed under special circumstances, in the amount of up to $2,000 per meeting. With regards to the chairman of our board of directors, at our 2021 annual general meeting of shareholders, our shareholders approved the payment of an annual cash fee of $300,000 (paid in monthly installments) and the award of time-based vesting RSUs in the value of $300,000, which vest in three equal installments on each of the three anniversaries of the date of grant. If the service of the chairman of our board of directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, all his unvested RSUs shall be accelerated. Furthermore, our shareholders approved the award to each of our directors (other than our chief executive officer and the chairman of our board of directors, whose compensation is detailed above) of time-based vesting RSUs in the value of $125,000, which vest over a two-year period, with 50% vesting at the end of each of the two anniversaries of the date of grant. In the event any such director’s service is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary of the date of grant, (i) if such director has served on the board of directors for five years or more, all his/her unvested RSUs shall be accelerated; and (ii) if such director has served on the board of directors for less than five years, 50% of all his/her unvested RSUs shall be accelerated.

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

As of December 31, 2021, approximately 1.27 million options, RSUs and PSUs outstanding under the 2013 Plan were awarded to our directors and senior management, of which approximately 0.51 million were awarded to our chief executive officer and approximately 0.03 million were awarded to the chairman of our board of directors.

At our 2021 annual general meeting held on August 12, 2021, our shareholders approved an equity grant to our chief executive officer in the value of $5.8 million, 40% of which is time-based vesting RSUs (or 80,036 RSUs) and 60% of which is performance-based PSUs (or 120,055 PSUs), and an additional equity grant in the value of $0.35 million as upside PSUs (or 12,005 upside PSUs). The RSUs shall vest over a three year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant. The vesting of the PSUs (both the base and the upside PSUs) was subject to the attainment of certain pre-defined financial performance metrics of net profit and cash from operations for the year ended December 31, 2021, weighted equally, and if met, the PSUs vest over a three year period, such that one third of the PSUs vest at the end of each year from the date of grant of the PSUs over the three year period.  Actual net profit for 2021 was $150.0 million and cash from operations for 2021 was $421.3 million. Since these 2021 actual financial results exceeded the pre-defined financial performance metrics for the vesting of the PSUs (including the upside PSUs), the chief executive officer is entitled to all of the PSUs (including the upside PSUs), subject to the time vesting schedule described above. In addition, in February 2021, consistent with our compensation policy, the Company’s chief executive officer was granted an equity-based compensation award in the form of PSUs, which vested upon attainment of certain operational and business related target metrics one year from the date of grant, with a compensation value of approximately $1 million. In addition, in August 2021, pursuant to the approval of our shareholders at our 2021 annual general meeting of shareholders, we granted (i) 10,341 time-based vesting RSUs to the chairman of the board of directors, for a total compensation value of approximately $0.3 million, and (ii) 4,308 time-based vesting RSUs to each one of our seven board members who served on the board of directors at the time of such shareholder meeting (excluding the chairman and the chief executive officer) for a total compensation value of approximately $0.9 million.

In addition, during 2021, we granted an aggregate of 115,899 time-based RSUs and 243,341 PSUs, consisting of 231,356 base PSUs and 11,985 upside PSUs, to our senior management described in Item 6A (excluding the chief executive officer) under the 2013 Plan, vesting over a three year period, for a total compensation value of approximately $10.4 million.

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

Director Independence

In accordance with exemptions from the Israeli law requirements to have external directors serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers. In addition, the composition of our corporate governance and nominating committee complies with the requirements of the Nasdaq Listing Rules applicable to U.S. domestic issuers. Under the Nasdaq Listing Rules, a majority of the board of directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules). Our board of directors has made a determination of independence under the Nasdaq Listing Rules with respect to all directors, other than Mr. Ellwanger, our Chief Executive Officer.

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

D.	EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2021	2020	2019
Process and product engineering, R&D and design	1,045	994	1,040
Manufacturing and operations	4,168	3,858	3,569
Manufacturing support	386	386	385
Sales and marketing, finance & administration	288	273	285
Total	5,887	5,511	5,279

As of December 31, 2021, we had 1,674 employees located in Israel, 1,538 employees located in the United States, 2,658 employees located in Japan and 17 employees located in other countries in Asia Pacific.

Other than a special collective agreement relating to our Israeli employees regarding employer payments to pension funds of such employees, as described below, our employees in Israel are not covered under a collective bargaining agreement. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations, by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The labor laws and court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders that apply to our employees principally concern the requirement for length of the workday and workweek, mandatory employer’s payments to employees’ pension funds, annual recreation allowance, travel expenses payment and other conditions of employment.

There have been attempts, including recently, by the Histadrut to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires at least one-third of the Israeli employees to join the Histadrut and they would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established, we would need to conduct negotiations with the representative labor union and the Histadrut regarding the terms of employment and benefits of the employees.

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

As of March 31, 2022, no individual director or senior manager beneficially owned (determined in accordance with the rules of the SEC) one percent or more of our outstanding ordinary shares. As of March 31, 2022, our directors and senior managers held restricted stock units to purchase an aggregate of approximately 1.07 million of our ordinary shares. For information regarding our equity-based incentive plans, see Note 15B to our consolidated financial statements included in this annual report.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of our ordinary shares by any person who is known to us to beneficially own 5% or more of our issued and outstanding ordinary shares as of March 31, 2022 is set forth below. The percentage of beneficial ownership of our ordinary shares is based on 109,078,276 million ordinary shares issued and outstanding as of March 31, 2022.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
Senvest Management, LLC (2)	7,446,640	6.83%
Clal Insurance Enterprises Holdings Ltd. (3)	6,626,439	6.07%
____________

(1)
In accordance with the rules of the SEC, assumes (i) the holder’s beneficial ownership of outstanding ordinary shares and all ordinary shares that the holder has a right to purchase within 60 days of March 31, 2022; and (ii) no other exercisable or convertible securities held by other holders has been exercised or converted into ordinary shares.

(2)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Senvest Management, LLC. as of March 31, 2022.

(3)	Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd. as of March 31, 2022.

As of April 1, 2022, based on information provided to us by our transfer agent in the United States, there were a total of 13 holders of record of our ordinary shares, of which 9 were registered with addresses in the United States. Such U.S. record holders were, as of such date, the holders of record of approximately 70% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 70% of our outstanding ordinary shares as of such date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.	RELATED PARTY TRANSACTIONS

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy, as discussed elsewhere in this annual report, for the years 2019, 2020 and 2021 and through April 29, 2022, the date of the filing of this annual report with the SEC, we have not been and are not a party to any transactions in which any of our directors, executive officers or holders of 5% or more of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. For additional information, see Note 18 to the consolidated financial statements included herein.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18 – Financial Statements”.

Legal Proceedings

NPB Co. leases its fabrication facilities and offices under an operational lease agreement that was initially in effect until March 2022 and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five year period, which NPB Co. elected to exercise for the lease to continue through March 2027. In the amendments to its lease, (i) NPB Co. secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) the lease agreement includes certain obligations, including certain noise abatement actions in relation to the fabrication facility.  The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to Fab 3 lease could harm business, operations and financial results.”

Dividend Policy

We currently intend to retain our cash balance, deposits, investments in marketable securities and future earnings to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, and we do not anticipate paying any dividends in the foreseeable future. In addition, (i) the Companies Law imposes restrictions on our ability to declare and pay dividends; (ii) under the indenture for our Series G Debentures, a distribution of dividends is subject to satisfying certain financial ratios and limitations; (iii) the Merger Agreement includes provisions with respect to dividends restrictions.  If our board of directors will decide in the future to pay dividends, the form, frequency and amount will depend upon our future growth and acquisition strategy, as well as our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that our directors may deem relevant Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. Taxation—E. Israeli Taxation” for additional information.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2021, except as disclosed in this annual report.

ITEM 9.            THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Stock Market (on the NASDAQ Global Market through March 16, 2012, on the NASDAQ Capital Market from March 17, 2012 through September 6, 2012, and on the NASDAQ Global Select Market since that date) and on the Tel Aviv Stock Exchange (“TASE:) under the symbol “TSEM”. If the Merger is completed, the Company will become a wholly owned subsidiary of Parent, and the Company Shares will no longer be publicly traded and will be delisted from NASDAQ Global Select Market and the TASE.

ITEM 10.          ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

2022 Annual General Meeting of Shareholders

Each of the proposals presented for approval at the 2022 Annual General Meeting of Shareholders of the Company held on August 12, 2021 (the “Meeting”) were approved by the requisite vote of the Company’s shareholders in accordance with the Companies Law and the Company’s articles of association, as described in the Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on June 28, 2021.

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

However, for the period commencing on the date of execution of the Merger Agreement on February 15, 2022 and until the closing of the Merger (subject to the Merger Agreement being in effect), the Company is subject to certain borrowing related limitations, including with respect to the incurrence, prepayment, and guarantee of indebtedness for borrowed money and the issuance and sale of debt and/ or convertible securities.

C.	MATERIAL CONTRACTS

For information regarding material contracts see Notes 10, 11, 12, 13, 14 and 15 to our consolidated financial statements for the year ended December 31, 2021 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSCo Agreements

In March 2014, we acquired a 51% equity stake in TPSCo from Panasonic. Panasonic transferred its semiconductor wafer manufacturing process and 8-inch and 12-inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into a manufacturing agreement with TPSCo for a period of five years of volume production. In June 2014, Panasonic’s shares in TPSCo were transferred, and its rights and obligations were assigned, to its wholly-owned subsidiary, PSCS. In March 2019, agreements were signed between Tower, TPSCo and PSCS to extend the manufacturing, commercial and services engagements by an additional three-year period under certain amended terms, including a manufacturing agreement between TPSCo and PSCS, under which TPSCo manufactures products for PSCS under a revised pricing structure, which agreements were further extended under similar terms in March 2022 for an additional period of three months. TPSCo leases its fabrication facility buildings in Japan from NTCJ under a capital lease contract from 2014 that was renewed in 2020 for continuation of the lease until at least March 2032. In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (a Taiwan-based semiconductor company, majority-owned by Winbond Electronics Corporation, a Taiwan-based specialty memory integrated circuits company), which assumed and continues performance of the agreements previously signed between Tower, Panasonic, PSCS and/or TPSCo. Following the September 2020 sale, the registered name of PSCS changed to Nuvoton Technology Corporation Japan (“NTCJ”).  As part of the agreements in relation to TPSCo, at the request of Panasonic (through PSCS; currently named NTCJ), it has been decided to re-organize and re-structure operations in Japan such that the Uozu and Tonami facilities will remain unchanged while the Arai manufacturing factory, which is currently manufacturing products solely for NTCJ and is not serving Tower’s or TPSCo’s foundry customers, will cease operations effective July 1, 2022.

TSIT Agreements

We entered into a definitive agreement with ST effective as of September 14, 2021 , to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned subsidiary of Tower, was incorporated. The fabrication facility is currently under construction by ST. The parties will share the cleanroom space and the facility infrastructure, and TSIT will install equipment in one-third of the total space, which are expected to be qualified and used to manufacture products for its foundry customers. Operation will be continue to be managed by ST.

Intel-Tower Merger Agreement

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel.

As a result of the Merger, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration.

At the time at which the Merger will become effective (the “Effective Time”), each option  to purchase Company Shares that is outstanding and unexercised immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms in effect as of the date of the Merger Agreement or (ii) is held by a non‑employee director of the Company (subject to certain exceptions described in the Merger Proxy Statement) or otherwise is held by an individual who is not a Continuing Employee (as defined in the Merger Agreement) (whether vested or unvested) (each, a “Cashed‑Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of  the Merger Consideration over the applicable per share exercise price for such option. For each option to purchase Company Shares that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, only 50% of such option will constitute a Cashed-Out Company Option, and the remainder of the option will be cancelled without consideration at the Effective Time.

At the Effective Time, each option to purchase Company Shares held by a Continuing Employee (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company Option (each, an “Assumed Option”), will be assumed by Intel and converted into a stock option covering common shares of Intel having substantially the same terms and conditions as the Assumed Option, including the applicable vesting schedule and payment timing, except that each such stock option will cover a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent and (ii) all references to the “Company” in the applicable equity plan and award agreement will be references to Intel. The “Exchange Ratio” means a fraction, the numerator of which is the Merger Consideration and the denominator of which is the volume weighted average price for a common share of Intel on NASDAQ Global Select Market, calculated based on the ten consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date of the Merger.

At the Effective Time each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and either (i) has fully vested immediately prior to the Effective Time in accordance with its terms as in effect as of the date of the Merger Agreement but has not yet been settled in Company Shares prior to the Effective Time or (ii) is held by a non‑employee director of the Company (subject to certain exceptions in the Merger Proxy Statement) (each, a “Cashed‑Out Company RSU”), whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) the Merger Consideration. For each Company RSU that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, only 50% of such Company RSU will constitute a Cashed-Out Company RSU, and the remainder of the Company RSU will be cancelled without consideration at the Effective Time.

At the Effective Time, each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company RSU (each, an “Assumed RSU”), will be assumed by Intel and converted into an Intel restricted stock unit award having substantially the same terms and conditions as the Assumed RSU, including vesting schedule and payment timing, but covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Assumed RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number and (ii) all references to the “Company” in the applicable equity plan and award agreement will be references to Intel.

Immediately prior to the Effective Time, the level at which the performance goals are satisfied with regard to each Company performance share unit award (a “Company PSU”) that is outstanding immediately prior to the Effective Time will be determined in good faith and approved by the Company’s board of directors (or a committee thereof, as applicable), which number shall be determined based on its determination of the greater of (i) the average performance results for the two most recently completed years prior to the year in which the closing of the Merger occurs, and (ii) actual performance as of the closing of the Merger (determined in accordance with the applicable Company PSU award agreement) (such final amount, the “Performance Satisfied PSUs”). The resulting Performance Satisfied PSUs will be assumed by Intel and automatically converted at the Effective Time into an Intel restricted stock unit award having substantially the same terms and conditions as the Company PSU, other than the performance goals, but covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number and (ii) all references to the “Company” in the applicable equity plan and award agreement will be references to Intel.

For a more complete description of the treatment of Company equity awards, see the relevant sections in the Merger Proxy Statement.

Each of the Company, Intel, Parent and Merger Sub have made customary representations, warranties and commitments in the Merger Agreement and the agreement includes certain agreed principles in relation to the conduct of the Company’s business prior to the Closing, including with respect to investments, divestitures, financing  and human resource related policies and practices.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with a Superior Proposal (as defined in the Merger Agreement), or if the Merger is not consummated by the Outside Date. If the Merger Agreement is terminated under certain circumstances, including termination by the Company to enter into a Superior Proposal, a termination by Parent following an adverse recommendation change of the Company’s board of directors or a termination by Parent as a result of a material breach of the Merger Agreement’s no-solicitation obligations by the Company, the Company will be obligated to pay to Parent a termination fee equal to $206 million in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain certain regulatory approvals for the Merger, Parent will be obligated to pay the Company a termination fee equal to $353 million in cash.

Consummation of the Merger is also subject to several conditions, including requisite regulatory approvals and the approval of Tower’s shareholders at the EGM, which shareholder approval was obtained at the EGM held on April 25, 2022.

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

ISRAELI TAXATION

General Corporate Tax

Israeli companies are subject to corporate tax currently at the rate of 23%. However, the effective corporate tax rate payable by a company which derives income from a “Preferred Enterprise” (as further discussed below) may be considerably less.

Israeli Tax on Capital Gains

An individual is subject to a tax at a rate of 25% on real capital gains derived from the sale of shares, unless such individual claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares and as long as the individual is not a “substantial shareholder” in the company issuing the shares. In the case of a “substantial shareholder”, the tax rate is 30%.

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

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47%).

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate at a rate currently 23%.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, the sale of the shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for such an exemption). For example, the Convention between the Government of the United States of America and the Government of Israel with respect to taxes on income, or the “US-Israel Tax Treaty,” generally exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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

Interest and OID paid on our Series G debentures to Israeli corporations will, in general, be subject to withholding tax at a rate of 23%.

Interest and OID paid on our debentures to non-Israeli residents may be subject to lower withholding tax pursuant to an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such an exemption). For example, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid to a US resident (other than with respect to payments attributed to a permanent establishment in Israel) is 17.5%.

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

On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations, we would be required to withhold income tax at the rate of 25% (or 30% if such shareholder is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date and the shares are not held through a nominee company). If the income out of which the dividend is being paid is attributable to a privileged Enterprise or Preferred Enterprise under the Investment Law, the rate is generally not more than 20%. A different rate may be provided for in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such an exemption).

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

Tax Benefits under the 2011 Amendment and thereafter

An amendment to the Investment Law that became effective on January 1, 2011, generally referred to as the 2011 Amendment, made significant changes to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for flat tax rates of 7.5% or 16% in 2017 and thereafter, with the actual tax rates determined by the location of the enterprise. The location of Tower's fabrication facilities in Israel (also referred to as “Zone A”) entitles it to benefit from a tax rate of 7.5% on its Preferred Income. The tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty upon a request submitted by the recipient of such dividends. However, if such dividends are paid to an Israeli company no tax will be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the ITA allowing for such an exemption)).

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

As Tower’s fabrication facilities located in Israel qualify as a Preferred Enterprise, it is entitled to the 7.5% preferred tax rate described above with respect to its Preferred Income, and therefore, applies a 7.5% tax rate in determining its Israeli current tax provision, deferred tax assets and liabilities in connection with its Preferred Income. Tower has not yet notified the Israeli tax authorities of its election to apply the 7.5% tax rate to its Preferred Income since it is not required to do so while having significant accumulated net operating losses for tax purposes, which are carried forward with no expiration date.

Tax benefits under the 2017 Amendment

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such an exemption)). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

As we have accumulated unused tax carry forward losses, we have not examined yet the full impact of the 2017 Amendment and the degree to which our facilities in Israel will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment. As of December 31, 2021, Tower does not qualify with the threshold of group turnover of at least NIS 10 billion.

Tax Benefits under the 2021 Amendment

An amendment to the Investment Law that became effective on August 15, 2021, generally referred to as the 2021 Amendment, introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 onwards. Accordingly, the corporate income tax claw-back will apply to any dividend distribution, as long as the company has Trapped Earnings.

Additionally, the 2021 Amendment also includes a Temporary Order to enhance the release of Trapped Earnings by reducing the claw-back income tax rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% income tax rate, during a one-year period beginning from November 15, 2021.

While we have not examined yet the full impact (if any) of the 2021 Amendment on our financial statements, due to Tower’s significant accumulated net operating losses for tax purposes we do not expect the 2021 Amendment to have any effect on our financial statements.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at the rate of 3% on the annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 in 2021 and NIS 663,240 for 2022.

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

A non-corporate U.S. holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 20 % for tax years beginning 2012 (15% for 2011 and prior years) . For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

•	(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

•	(b)	that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

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

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

•	(1)	a U.S. person;

•	(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

•	(3)	a controlled foreign corporation;

•	(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose United States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

•	(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

•	(6)	a U.S. branch of a foreign bank or insurance company.

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

The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. Our filings with the SEC are available to the public through this web site at www.sec.gov. Our filings with the SEC are also available to the public on the Israel Securities Authority’s Magna website at http://www.isa.gov.il , the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and from commercial document retrieval services. We also generally make available on our own website (www.towersemi.com) our quarterly and year-end financial statements as well as other information. We do not intend for any information contained on our website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

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

Our Series G Debentures issued in 2016 (with an outstanding principal of approximately NIS 201 million, or approximately $64 million, as of December 31, 2021) bear annual fixed interest of 2.79%, the JP Loan (with an outstanding principal of approximately $96 million as of December 31, 2021) bears annual fixed interest of 1.95%, and approximately $87 million of our subsidiaries’ equipment capital leases bear fixed interest at rates of approximately 2%. Therefore, we are not subject to cash flow exposure, financing expenses or interest rate fluctuations with respect to any of the Series G Debentures, JP Loan or capital leases.

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

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2021, the USD depreciated against the NIS by 3.3%, as compared to 7.0% depreciation during the year ended December 31, 2020.

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

During the year ended December 31, 2021, the USD appreciated against the JPY by 11.7%, as compared to 5.0% depreciation during the year ended December 31, 2020. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2021 (from 3.11 NIS/$ to 2.80 NIS/$), the effective impact on our quarterly Israeli expenses would be higher expenses by approximately $4 million, which would partially be offset by the net impact of the hedging executed using the above-described cylinder transactions.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2021 (from 115.0 JPY/$ to 103.5 JPY/$), the effective impact on our quarterly statement of operating results would be lower profitability (higher expenses, net of higher revenue) by approximately $3 million, which would be partially offset by the net impact of the hedging using the above-described cylinder transactions and our natural hedging.

As of December 31, 2021, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY-denominated debt financings: (i) approximately $96 million of TPSCo’s loans bearing a fixed interest rate of 1.95% per annum; and (ii) approximately $87 million of equipment capital lease agreements with an annual interest rate of approximately 2%. However, as of December 31, 2021, we had approximately $54 million of cash and cash equivalents and $10 million of short-term deposits, held in JPY currency accounts and deposits, partially mitigating the above JPY debt exposure. Under the current terms of our JPY cash, cash equivalent and debt financing, we have determined that an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2021 (from 115.0 JPY/$ to 103.5 JPY/$), would not have a material effect on our balance sheet as of December 31, 2021.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, A Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2021	2020
	(US dollars in Thousands)
Audit Fees (1)	835	833
Audit Related Fees (2)	9	2
Tax Fees (3)	2	12
	846	847

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

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ Global Select Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers. For more information, see “Item 3. “Key Information – D. Risk Factors-Risks Related to the Company – “We are a foreign private issuer and, as a result, the public reporting and disclosure rules to which we are subject, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers”.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2021 are included in this annual report beginning on page F-1.

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

1.4          Amendment to Articles of Association of Company (approved by shareholders on September 24, 2008) (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-8, File No. 333-153710).

1.5          Amendment to Articles of Association of Company (approved by shareholders on August 11, 2011) (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC on January 17, 2012).

1.6          Amendment to Articles of Association of Company (approved by shareholders on August 2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-K furnished to the Securities and Exchange Commission on August 2, 2012).

1.7          Amendment to Articles of Association of Company (approved by shareholders on May 23, 2013) (incorporated by reference to Proposal 5 of the proxy statement furnished on Form 6-K to the Securities and Exchange Commission on April 16, 2013).

2.1          Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020).

#4.1        2013 Share Incentive Plan, as amended in 2019.

4.2          Compensation Policy for Executive Officers and Directors of the Company (incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on August 3, 2020).

4.3          Agreement and Plan of Merger, dated as of February 15, 2022, by and among the Company, Intel, Parent and Merger Sub (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC on February 16, 2022).

#4.4        Consortium Agreement, effective as of September 14 2021, by and among the Company  and ST (certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit).

#8.1        List of Subsidiaries.

#12.1      Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2      Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1      Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2      Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1      Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a  firm in the Deloitte Global Network

#101       The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language):

Consolidated Balance Sheets as of December 31, 2021 and 2020;

Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and

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

TOWER SEMICONDUCTOR LTD.

By: /s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer
April 29, 2022

TOWER SEMICONDUCTOR LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

TOWER SEMICONDUCTOR LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2021, the consolidated provision for income taxes was $1.02 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19.

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

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•

We obtained the taxable income allocation used in calculating the income tax provision and tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies.

•	We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•	We read and evaluated management’s documentation, including information obtained by management from external tax specialists that detailed the basis of the uncertain tax positions.

•	With the assistance of our income tax specialists, we evaluated:

•	The appropriateness of the ranges of outcomes utilized and the pricing conclusions reached within the transfer pricing studies conducted by the Company's external tax specialists.

•	The transfer pricing methodology utilized by management with alternative methodologies and industry benchmarks.

•	The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•

The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
February 28, 2022

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated February 28, 2022, expressed an unqualified opinion on those consolidated financial statements.

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
February 28, 2022

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars and shares in thousands)

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$210,930	$211,683
Short-term deposits	363,648	310,230
Marketable securities (*)	190,068	188,967
Trade accounts receivable	142,228	162,100
Inventories	234,512	199,126
Other current assets	54,817	30,810
Total current assets	1,196,203	1,102,916
LONG-TERM INVESTMENTS	39,597	40,699
PROPERTY AND EQUIPMENT, NET	876,683	839,171
INTANGIBLE ASSETS, NET	11,820	10,962
GOODWILL	7,000	7,000
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	99,938	93,401
TOTAL ASSETS	$2,231,241	$2,094,149
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$83,868	$106,513
Trade accounts payable	78,712	96,940
Deferred revenue and customers' advances	39,992	10,027
Employee related liabilities	57,747	51,527
Other current liabilities	16,009	7,905
Total current liabilities	276,328	272,912
LONG-TERM DEBT	230,972	283,765
LONG-TERM CUSTOMERS' ADVANCES	69,968	25,451
EMPLOYEE RELATED LIABILITIES	14,622	15,833
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	23,962	41,286
TOTAL LIABILITIES	615,852	639,247
Ordinary shares of NIS 15 par value:	435,453	430,996
150,000 authorized as of December 31, 2021 and 2020
108,970 and 108,883 issued and outstanding, respectively, as of December 31, 2021
108,010 and 107,923 issued and outstanding, respectively, as of December 31, 2020
Additional paid-in capital	1,389,051	1,393,095
Cumulative stock based compensation	149,906	124,762
Accumulated other comprehensive loss	(27,883)	(16,509)
Accumulated deficit	(315,448)	(465,460)
	1,631,079	1,466,884
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,622,007	1,457,812
Non-controlling interest	(6,618)	(2,910)
TOTAL SHAREHOLDERS' EQUITY	1,615,389	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,231,241	$2,094,149

(*) Marketable securities are available-for-sale securities presented at fair value, net of an immaterial allowance for credit losses;
the amortized cost of such marketable securities is $189,543 and $187,719 as of December 31, 2021 and December 31, 2020, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2021	2020	2019
REVENUES	$1,508,166	$1,265,684	$1,234,003
COST OF REVENUES	1,179,048	1,032,366	1,004,332
GROSS PROFIT	329,118	233,318	229,671
OPERATING COSTS AND EXPENSES:
Research and development	85,386	78,320	75,579
Marketing, general and administrative	77,221	63,965	67,376
	162,607	142,285	142,955

OPERATING PROFIT	166,511	91,033	86,716
FINANCING INCOME (EXPENSE), NET	(12,873)	2,870	12
OTHER INCOME (EXPENSE), NET	1,461	(5,215)	4,293
PROFIT BEFORE INCOME TAX	155,099	88,688	91,021
INCOME TAX EXPENSE, NET	(1,024)	(5,399)	(2,948)
NET PROFIT	154,075	83,289	88,073
Net loss (income) attributable to non-controlling interest	(4,063)	(987)	1,975
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$150,012	$82,302	$90,048
BASIC EARNINGS PER SHARE
Earnings per share	$1.39	$0.77	$0.85
Weighted average number of shares	108,279	107,254	106,256
DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$1.37	$0.76	$0.84
Net profit used for diluted earnings per share	$150,012	$82,302	$90,048
Weighted average number of ordinary shares outstanding used for diluted earnings per share	109,798	108,480	107,438

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Net profit	$154,075	$83,289	$88,073
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(18,995)	7,830	3,478
Change in employees plan assets and benefit obligations, net of taxes	709	(394)	(1,118)
Unrealized gain (loss) on derivatives	(859)	(1,774)	3,696
Comprehensive income	134,930	88,951	94,129
Comprehensive loss (income) attributable to non-controlling interest	3,708	(4,914)	1,063
Comprehensive income attributable to the Company	$138,638	$84,037	$95,192

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total
BALANCE AS OF JANUARY 1, 2019	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

Changes during the period:

Exercise of options and RSUs	648	2,727	(886)									1,841
Capital notes converted into share capital	1,181	4,892	15,866	(20,758)								--
Employee stock-based compensation					14,548							14,548
Other comprehensive income:
Profit								90,048		$90,048	(1,975)	88,073
Foreign currency translation adjustments							2,566			2,566	912	3,478
Change in employees plan assets and benefit obligations						(1,118)				(1,118)		(1,118)
Unrealized gain on derivatives						3,696				3,696		3,696
Comprehensive income										$95,192

BALANCE AS OF DECEMBER 31, 2019	106,895	$426,111	$1,395,376	$--	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

Changes during the period:

Exercise of options and RSUs	1,115	4,885	(2,281)									2,604
Employee stock-based compensation					16,988							16,988
Cumulative effect upon adoption of ASC 326								(364)				(364)
Other comprehensive income:
Profit								82,302		$82,302	987	83,289
Foreign currency translation adjustments							3,903			3,903	3,927	7,830
Change in employees plan assets and benefit obligations						(394)				(394)		(394)
Unrealized loss on derivatives						(1,774)				(1,774)		(1,774)
Comprehensive income										$84,037

BALANCE AS OF DECEMBER 31, 2020	108,010	$430,996	$1,393,095	$--	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902

Changes during the period:
Exercise of options and RSUs	960	4,457	(4,044)									413
Employee stock-based compensation					25,144							25,144
Other comprehensive income:
Profit								150,012		$150,012	4,063	154,075
Foreign currency translation adjustments							(11,224)			(11,224)	(7,771)	(18,995)
Change in employees plan assets and benefit obligations						709				709		709
Unrealized loss on derivatives						(859)				(859)		(859)
Comprehensive income										$138,638

BALANCE AS OF DECEMBER 31, 2021	108,970	$435,453	$1,389,051	$--	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2021	108,883

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$154,075	$83,289	$88,073
Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	270,710	240,531	214,474
Effect of exchange rate differences on debentures	1,138	6,645	10,294
Other expense (income), net	(1,461)	5,215	(4,293)
Changes in assets and liabilities:
Trade accounts receivable	14,335	(33,087)	27,317
Other current assets	(26,731)	(7,999)	(4,600)
Inventories	(44,192)	(2,891)	(21,021)
Trade accounts payable	(25,004)	(18,576)	(339)
Deferred revenue and customers' advances	74,524	(3,072)	(10,331)
Employee related liabilities and other current liabilities	16,850	347	(9,435)
Long-term employee related liabilities	(2,681)	3,936	(310)
Deferred tax, net and other long-term liabilities	(10,270)	2,223	1,491
Net cash provided by operating activities	421,293	276,561	291,320
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(313,808)	(313,656)	(191,396)
Proceeds related to sale and disposal of property and equipment	34,548	57,117	19,230
Investments in other assets	(1,792)	(1,450)	(413)
Deposits and marketable securities, net	(57,892)	(105,620)	(132,515)
Net cash used in investing activities	(338,944)	(363,609)	(305,094)
CASH FLOWS - FINANCING ACTIVITIES
Exercise of options, net	458	2,512	1,842
Proceeds from loans	96,143	--	--
Loans repayment	(97,174)	--	--
Principal payments on account of capital lease obligation	(35,391)	(25,364)	(19,402)
Debentures repayment	(40,893)	(38,335)	--
Net cash used in financing activities	(76,857)	(61,187)	(17,560)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(6,245)	4,357	1,804

DECREASE IN CASH AND CASH EQUIVALENTS	(753)	(143,878)	(29,530)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561	385,091
CASH AND CASH EQUIVALENTS - END OF PERIOD	$210,930	$211,683	$355,561

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
NON-CASH ACTIVITIES:
Investments in property and equipment	$65,634	$35,271	$39,184
Conversion of notes into share capital	$-	$-	$22,600
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$5,590	$10,524	$14,436
Cash paid during the period for interest	$4,561	$6,633	$7,456
Cash paid for (received from) income taxes, net during the period	$8,288	$(2,436)	$13,026

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 1:  DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. (formerly named “Jazz US Holdings, Inc.”) and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (formerly named “Jazz Semiconductor, Inc.”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (formerly named “TowerJazz Texas, Inc.”) (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (formerly named “TowerJazz Panasonic Semiconductor Co. Ltd.”) (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”). PSCS’ name changed to NTCJ following the purchase of PSCS by Nuvoton Technology Corporation (“Nuvoton”) from Panasonic Corporation in September 2020; and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated during 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) to share manufacturing capacity in a newly established 300 mm fabrication facility in Agrate, Italy (see Note 14F).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed signal/CMOS, RF CMOS, CMOS image sensor, integrated power management and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide 45nm CMOS, 65nm RF CMOS and 65nm advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, the impact of the COVID-19 pandemic continues to evolve as well as the global responses to curb its spread and to treat its impact, which have caused disruption to certain business sectors globally, resulting in economic and other difficulties in many regions worldwide, including supply chain shortages, absence of workforce due to infected and/or quarantined employees and service providers, as well as extended lead times for ordered equipment and supplies. To date, the COVID-19 pandemic has not had a material adverse effect on the Company's financial position or its financial stability.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C.Principals of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

D.    Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits, money market funds and short-term investments with insignificant interest rate risk and original maturities of three months or less.

E.    Short Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

F.     Marketable Securities

The Company accounts for its investments in grade debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as "available-for-sale", which are measured at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity as accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

The Company assessed the available-for-sales debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC  326, "Financial Instruments - Credit Losses".

Allowance for credit losses is recognized as a charge in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders' equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

G.Trade Accounts Receivable – Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for estimated forward-looking losses resulting from possible inability of customers to make required payments (current expected losses). The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off against the allowance when it becomes evident that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $946 and $1,065 as of December 31, 2021 and 2020, respectively.

H.    Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company records reserves for the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at production costs including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location and condition in the production line.

 I.    Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect between fair value and a measurement alternative of cost, less impairments, and further adjust up or down, based on observable price changes in orderly transactions for identical or similar investments of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

J.    Property and Equipment

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

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure 10-25 years
Machinery and equipment, software and hardware 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2L below.

Property and equipment also include assets under capital leases, which are depreciated according to their applicable useful life.

K.    Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in Note 2L below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.    Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2021, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company operates in one reporting unit. The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to do so. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its’ carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2021, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

The Company concluded there was no impairment to its investments in privately held companies in 2021.

M.    Leases

Effective January 1, 2019, the Company adopted ASC 842 “Leases” using the modified retrospective transition method and recognize a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Because most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 11D and 11E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

N.     Revenue Recognition

The Company follows ASC 606 “Revenue from Contracts with Customers“ and recognizes revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. Most of the Company’s sales are achieved through the effort of its direct sales and business development force.

Wafer sales typically contain a single performance obligation that is fulfilled on the date of delivery and recognized at a point in time, which is upon shipment of the Company’s products to unaffiliated customers, depending on shipping terms stipulated in the contract. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

O.     Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

P.      Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates anticipated (under applicable law as of the balance sheet date) to apply when the deferred taxes are expected to be paid or realized. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent items on the balance sheets.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Q.    Earnings per Ordinary Share

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

R.    Comprehensive Income

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

S.    Functional Currency and Exchange Rate Income (Loss)

The currency of the primary economic environment in which Tower, TSSA and TSNB conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

T.    Stock-based Compensation

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

U.    Fair Value Measurements of Financial Instruments

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

The Company's financial instruments primarily consist of cash, bank deposits, account receivables and payables, accrued liabilities, loans and leases whose carrying values approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investment in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

V.    Derivatives and Hedging

Effective January 1, 2019, the Company adopted ASU 2017-12, “Derivatives and Hedging (“Topic 815”): Targeted Improvements to Accounting for Hedge Activities”. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the derivative's gain or loss is initially reported as a component of OCI and is subsequently reclassified into earnings when the hedged exposure affects earnings, in the same line item as the underlying hedged item on the consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are classified in the same categories as the cash flows from the respective hedged items.

W.    Recently Adopted Accounting Pronouncements

(i) In March 2020, the FASB issued ASU No. 2020-04,” Reference Rate Reform (Topic 848):  Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides temporary optional guidance to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and London Interbank Offered Rate (“LIBOR”). The guidance includes practical expedients for contract modifications due to reference rate reform. Generally, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform - Scope," which clarified the scope and application of the original guidance. This guidance is effective immediately and is only available through December 31, 2022. This guidance did not impact the Company’s consolidated financial position, results of operations or cash flows.

(ii) Effective January 1, 2021, the Company adopted ASU No. 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes.” This ASU is intended to simplify various aspects of accounting for income taxes by eliminating certain exceptions within Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes” and to clarify certain aspects of the current accounting guidance. Adoption of this standard did not materially impact the Company’s consolidated financial position, results of operations or cash flows.

X.    Recently Issued Accounting Pronouncements Not Yet Adopted

The Company does not expect recently issued accounting standards or interpretations to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 3:  INVENTORIES

Inventories consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Raw materials	$81,734	$60,855
Work in process	146,840	133,144
Finished goods	5,938	5,127
	$234,512	$199,126

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $2,775 and $1,946 as of December 31, 2021 and 2020, respectively.

NOTE 4:  OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Tax receivables	$5,540	$5,019
Prepaid expenses	36,786	6,990
Receivables from Hedging transactions - see Notes 10, 12A and 12D	10,322	11,609
Insurance receivables - see Note 14E	-	5,949
Other receivables	2,169	1,243
	$54,817	$30,810

NOTE 5:  LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Severance-pay funds	$11,942	$10,472
Long-term bank deposits	12,500	12,500
Investments in privately held companies	15,155	17,727
	$39,597	$40,699

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 6:  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Original cost: (*)
Land and Buildings, including facility infrastructure	$432,069	$430,258
Machinery and equipment	3,254,062	2,998,019
	$3,686,131	$3,428,277
Accumulated depreciation:
Buildings, including facility infrastructure	$(267,942)	$(255,353)
Machinery and equipment	(2,541,506)	(2,333,753)
	$(2,809,448)	$(2,589,106)
	$876,683	$839,171

(*) Original cost includes ROU assets under capital lease in the amount of $211,790 and $213,683 as of December 31, 2021 and 2020, respectively. The depreciation expense of such assets amounted to $14,037 and $13,421 for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of approximately $285,000.

NOTE 7:   INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2021:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$8,172	$(3,332)	$4,840
Facilities’ lease	19	33,500	(26,817)	6,683
Customer relationships	15	2,600	(2,303)	297
Total identifiable intangible assets		$44,272	$(32,452)	$11,820

Intangible assets consist of the following as of December 31, 2020:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$5,320	$(2,799)	$2,521
Facilities’ lease	19	33,500	(25,529)	7,971
Customer relationships	15	2,600	(2,130)	470
Total identifiable intangible assets		$41,420	$(30,458)	$10,962

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 8:  DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Deferred tax asset (see Note 19)	$53,526	$57,802
Right of use - assets under operating leases	14,113	18,990
Fair value of cross-currency interest rate swap (see Note 12D)	4,372	10,661
Prepaid long-term land lease, net	2,934	3,055
Long-term prepaid expenses	24,993	2,893
	$99,938	$93,401

NOTE 9:  OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Tax payables	$10,272	$4,935
Hedging transactions payables	3,040	-
Interest payable on debt	588	868
Others	2,109	2,102
	$16,009	$7,905

NOTE 10:  SERIES G DEBENTURES

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carry an annual interest rate of 2.79%, payable semi-annually. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross-currency swap.

As of December 31, 2021 and December 31, 2020, the outstanding principal amount of Series G Debentures was NIS 201 million and NIS 334 million, respectively (approximately $64,000 and $104,000, respectively), with related hedging transactions net asset fair value of approximately $13,000 and $17,000, respectively. The changes in the fair value of outstanding principal amount of the debentures and in the fair value of the hedging transaction are attributed to the corresponding changes in the exchange rates during the reported periods (see Note 12D). The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2021, the Company was in compliance with all of the financial covenants under the indenture.

Composition by repayment schedule as of December 31, 2021:

Details	Interest Rate	2022	2023	Total
Series G Debentures	2.79%	$42,996	$21,495	$64,491
Accretion of carrying amount to principal amount				(409)
Carrying amount				$64,082

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT

A.Composition

As of December 31, 2021 and 2020:

Details	2021	2020
Long-term JPY loan - principal amount - see Notes 11B and 11C below	$95,572	$106,719
Capital leases and other long-term liabilities - see Note 11D below	141,073	162,171
Operating leases - see Note 11E below	14,113	18,990
Less - current maturities	(41,324)	(65,658)
	$209,434	$222,222

B.Repayment Schedule of Long-term JPY Loan

As of December 31, 2021:

Details	Interest Rate	2022	2023	2024	2025	2026	2027	Total
Long-term JPY loan	1.95%	$--	$--	$13,654	$27,306	$27,306	$27,306	$95,572

C.Long-term JPY Loan

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $96,000) new asset-based loan with a consortium of financial institutions consisted of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch; and (iv) BOT lease Co. Ltd. (“JP Loan”). The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami manufacturing facilities. Outstanding principal amount was $95,572 as of December 31, 2021.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2021, TPSCo was in compliance with all of the financial ratios and covenants under the JP Loan.

D.Capital Lease Agreements and other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements contain annual interest rates of approximately 2% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

TPSCo leases its fabrication facility buildings in Japan from NTCJ under a long-term capital lease that was renewed in 2020 for continuation of the lease until at least March 2032.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT (Continued)

As of December 31, 2021 and 2020, the Company’s total outstanding capital lease liabilities for fixed assets were $139,037 and $159,650, respectively, of which $36,282 and $34,863 respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2021:

Fiscal Year	Amount ($)
2022	$39,167
2023	29,086
2024	30,391
2025	15,599
2026	5,604
2027 and on	29,422
Total	149,269
Less - imputed interest	(8,196)
Total	$141,073

E.Operating Lease Agreements

The Company enters into operating leases from time to time for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2021, 2020 and 2019 was $7,535, $7,627 and $8,045, respectively. During 2021, cash paid for operating lease liabilities was $7,069.

The following presents the composition of operating leases in the balance sheets:

Details	Classification in the Consolidated Balance Sheets	December 31, 2021	December 31, 2020
Right of use - assets under operating leases	Deferred tax and other long-term assets, net	$14,113	$18,990
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$4,512	$6,550
Long-term operating lease liabilities	Long-term debt	9,601	12,440
Total operating lease liabilities		$14,113	$18,990
Weighted average remaining lease term (years)		4.8	5.1
Weighted average discount rate		1.94%	1.94%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT (Continued)

The following presents the maturity presentation of operating lease liabilities as of December 31, 2021:

Fiscal Year	Amount ($)
2022	$4,532
2023	2,711
2024	2,227
2025	2,202
2026	2,222
Thereafter	671
Total	14,565
Less – imputed interest	(452)
Total	$14,113

F.Wells Fargo Credit Line

TSNB entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000, maturing in 2023 (the “TSNB Credit Line Agreement”).  The applicable interest on loans under the TSNB Credit Line Agreement is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

The outstanding borrowing availability varies from time to time based on the levels of TSNB’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the TSNB Credit Line Agreement. The obligations of TSNB under the TSNB Credit Line Agreement are secured by a continuing security interest in, and a lien upon, TSNB’s assets as set forth in the TSNB Credit Line Agreement. The TSNB Credit Line Agreement contains customary covenants and other terms, including customary events of default. TSNB’s obligations pursuant to the TSNB Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2021, TSNB was in compliance with all of the covenants under the TSNB Credit Line Agreement.

As of December 31, 2021, borrowing availability under the TSNB Credit Line Agreement was approximately $56,000, of which approximately $500 was utilized through letters of credit.

As of December 31, 2021, and 2020, no loan amounts were outstanding under the TSNB Credit Line Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.    Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower’s expenses are denominated in NIS, Tower enters into exchange rate agreements from time to time to partially protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses.

As of December 31, 2021, the fair value amounts of such exchange rate agreements were $2,134 in an asset position, presented in other current assets with a face value of $67,500. As of December 31, 2020, the fair value amounts of such exchange rate agreements were $5,143 in an asset position, presented in other current assets with a face value of $51,000.

Changes in the fair values of such derivatives are presented in the statements of operations.

As the functional currency of the Company is the USD and part of TPSCo revenues and expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to protect against the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. As of December 31, 2021, and 2020, the fair value amounts of such exchange rate agreements were $3,040 in a liability position and $150 in an asset position, respectively, presented in other current liabilities and other current assets, respectively, with a face value of $164,000 and $40,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

C.Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2021 and 2020. The fair value of debentures, based on quoted market prices as of December 31, 2021 and 2020, was approximately $66,000 and $107,000, respectively, compared to carrying amounts of approximately $64,000 and $102,000, for the above dates, respectively.

D.Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions using a cross-currency swap to mitigate the foreign exchange rate differences on principal and interest arising from the Series G Debentures’ denomination in NIS.

As of December 31, 2021, the fair value of the swap was $12,560 in an asset net position, of which $8,188 was presented in other current assets and $4,372 was presented in long-term assets. As of December 31, 2020, the fair value of the swap was $16,977 in an asset net position, of which $6,316 was presented in other current assets and $10,661 was presented in long-term assets.

As of December 31, 2021 and December 31, 2020, the effective portions of $27 income and $323 loss, respectively, were recorded in OCI, of which a loss of $56 is expected to be recorded in earnings during the twelve months ending December 31, 2022. For the years ended December 31, 2021 and December 31, 2020, the hedging effect of the swap on the Company’s results of operations was income of $542 and $5,252, respectively, and was recognized as financing income, to offset the effect of the rate difference related to the Series G Debentures.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

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

For cross-currency swap measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2I). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2021, the Company recorded a decrease of $2,963 in the value of such investments, and for the year ended December 31, 2020, the Company recorded an increase of $358 in the value of such investments, presented in other income (expense), net in the statements of operations.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2021	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$12,560	$--	$12,560	$--
Privately held companies	15,155	--	--	15,155
Marketable securities held for sale	190,068	190,068	--	--
Foreign exchange forward and cylinders - net liability position	(906)	--	(906)	--
	$216,877	$190,068	$11,654	$15,155

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Details	December 31, 2020	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$16,977	$--	$16,977	$--
Privately held companies	17,727	--	--	17,727
Marketable securities held for sale	188,186	188,186	--	--
Foreign exchange forward and cylinders - net asset position	5,293	--	5,293	--
	$228,183	$188,186	$22,270	$17,727

F.Short-Term and Long-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2021 included short-term deposits in the amount of $363,648, marketable securities with applicable accrued interest in the amount of $190,068 and a long-term bank deposit in the amount of $12,500; as of December 31, 2020, deposits and marketable securities included short-term deposits in the amount of $310,230, marketable securities with applicable accrued interest in the amount of $188,967 and a long-term bank deposit in the amount of $12,500.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2021:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$161,491	$1,453	$(1,311)	$161,633
Government bonds	27,332	1	(399)	26,934
Municipal bonds	472	--	--	472
Certificate of deposit	248	5	--	253
	$189,543	$1,459	$(1,710)	$189,292

* Excluding accrued interest of $776.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2021, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$22,547	$22,637
Due within 2-5 years	127,576	126,510
Due after 5 years	39,420	40,145
	$189,543	$189,292

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2020:

Details	Amortized cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$154,577	$1,207	$(735)	$155,049
Government bonds	32,894	37	(53)	32,878
Certificate of deposit	248	11	--	259
	$187,719	$1,255	$(788)	$188,186

* Excluding accrued interest of $781.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2020, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$22,772	$22,800
Due within 2-5 years	138,894	139,210
Due after 5 years	26,053	26,176
	$187,719	$188,186

Investments with continuous unrealized losses for less than twelve months and twelve months or more and their related fair values as of December 31, 2021 and December 31, 2020, were as indicated in the following tables:

	December 31, 2021
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$87,495	$(1,129)	$11,182	$(182)	$98,677	$(1,311)
Government bonds	13,117	(164)	10,725	(235)	23,842	(399)
Total	$100,612	$(1,293)	$21,907	$(417)	$122,519	$(1,710)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2020
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$24,699	$(700)	$9,434	$(35)	$34,133	$(735)
Government bonds	12,430	(50)	1,497	(3)	13,927	(53)
Total	$37,129	$(750)	$10,931	$(38)	$48,060	$(788)

NOTE 13:      EMPLOYEE RELATED LIABILITIES
A.Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included in the balance sheets in long-term investments and employee related liabilities in the amounts of $8,273 and $10,724, respectively, as of December 31, 2021.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,941, $5,254 and $5,597 for 2021, 2020 and 2019, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8% for 2021 and 9% for 2020 with employees’ average match of 1% of the employees’ base salary to the DC Plan. Such contribution releases the employer from further obligation to make any additional payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2021, 2020 and 2019 amounted to $5,331, $6,132 and $6,572, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)
B.TSNB Employee Benefit Plans
The following information provides the changes in 2021, 2020 and 2019 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.
Post-Retirement Medical Plan
The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2021, 2020 and 2019:
Details	2021	2020	2019
Net periodic benefit cost:
Service cost	$5	$6	$7
Interest cost	52	57	72
Amortization of prior service costs	--	--	--
Amortization of net loss (gain)	(179)	(241)	(298)
Total net periodic benefit cost	$(122)	$(178)	$(219)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(23)	146	(1)
Amortization of prior service costs	--	--	--
Amortization of net gain (loss)	179	241	298
Total recognized in other comprehensive income (loss)	$156	$387	$297
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$34	$209	$78
Weighted average assumptions used:
Discount rate	2.80%	3.40%	4.50%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	6.00%/6.50%	6.20%/(5.00)%	6.90%/13.10%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	6.00%/6.50%	6.20%/6.10%	6.90%/7.90%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2029/2029	2029/2029	2029/2029
Measurement date	December 31, 2021	December 31, 2020	December 31, 2019

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)
The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of years ended December 31, 2021, 2020 and 2019:
Details	2021	2020	2019
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,882	$1,689	$1,628
Service cost	5	6	7
Interest cost	52	57	72
Benefits paid	(4)	(16)	(17)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	(23)	146	(1)
Benefit medical plan related obligation end of period	$1,912	$1,882	$1,689
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	4	16	16
Benefits paid	(4)	(16)	(16)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,912)	$(1,882)	$(1,689)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)

As of December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Amounts recognized in statement of financial position:
Current liabilities	$(48)	$(62)	$(50)
Non-current liabilities	(1,864)	(1,820)	(1,639)
Net amount recognized	$(1,912)	$(1,882)	$(1,689)
Weighted average assumptions used:
Discount rate	3.00%	2.80%	3.40%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	5.80%/8.50%	6.00%/6.50%	6.20%/(5.00)%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	5.80%/6.20%	6.00%/6.50%	6.20%/6.10%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.40%/4.50%	4.50%/4.50%	4.50%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.40%/4.40%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/ post-65)	2031/2031	2029/2029	2029/2029
The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:
Fiscal Year	Other Benefits
2022	$48
2023	55
2024	65
2025	71
2026	74
2027-2031	$439
Description of Significant Gains and Losses in Obligations:
For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 3.00%, compared to 2.80% in the prior year. For fiscal year ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.80%, compared to 3.40% in the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)

TSNB Pension Plan
TSNB has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.
The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2021, 2020 and 2019 are as follows:
Details	2021	2020	2019
Net periodic benefit cost:
Interest cost	$575	$687	$817
Expected return on plan assets	(788)	(909)	(930)
Expected administrative expenses	100	100	100
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	27	27	--
Total net periodic benefit cost	$(83)	$(92)	$(10)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(1,038)	149	1,158
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	(27)	(27)	--
Total recognized in other comprehensive income (loss)	$(1,068)	$119	$1,155
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(1,151)	$27	$1,145
Weighted average assumptions used:
Discount rate	2.50%	3.20%	4.40%
Expected return on plan assets	3.10%	3.80%	4.20%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)
The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2021, 2020 and 2019 are as follows:
Details	2021	2020	2019
Change in benefit obligation:
Benefit obligation at beginning of period	$23,467	$21,908	$18,979
Interest cost	575	687	817
Benefits paid	(778)	(736)	(688)
Change in plan provisions	--	--	--
Actuarial loss (gain)	(1,183)	1,608	2,800
Benefit obligation end of period	$22,081	$23,467	$21,908
Change in plan assets:
Fair value of plan assets at beginning of period	$25,985	$24,454	$22,669
Actual return on plan assets	616	2,337	2,544
Employer contribution	--	--	--
Expenses paid	(73)	(69)	(71)
Benefits paid	(778)	(737)	(688)
Fair value of plan assets at end of period	$25,750	$25,985	$24,454
Funded Status	$3,669	$2,518	$2,546
Amounts recognized in statement of financial position:
Non-current assets	$3,669	$2,518	$2,546
Non-current liabilities	--	--	--
Net amount recognized	$3,669	$2,518	$2,546
Weighted average assumptions used:
Discount rate	2.90%	2.50%	3.20%
Rate of compensation increases	N/A	N/A	N/A
The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:
Fiscal Year	Other Benefits
2022	$939
2023	1,029
2024	1,105
2025	1,161
2026	1,197
2027-2031	$6,249

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)
Description of Significant Gains and Losses in Obligations:
For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 2.90%, compared to 2.50% in the prior year. For fiscal year ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.50%, compared to 3.20% in the prior year.
The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2021:
Details	Level 1	Level 2	Level 3
Investments in commingled funds	$--	$25,750	$--
Total plan assets at fair value	$--	$25,750	$--
The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2020:
Details	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$25,985	$--
Total plan assets at fair value	$--	$25,985	$--
TSNB’s pension plan weighted average asset allocations on December 31, 2021, by asset category are as follows:

Asset Category	December 31, 2021	Target allocation 2022
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TSNB’s primary policy goals regarding the plan’s assets are to (1) provide liquidity to meet the Plan benefit payments and expenses payable from the Plan, (2) offer a reasonable probability of achieving a growth of assets that will assist in closing the Plan’s funding gap, and (3) manage the Plan’s assets in a liability framework. Plan assets are currently invested in commingled funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 90% debt, or fixed income securities, and 10% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by TSNB in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES

A.Liens

(1)Loans, Bonds and Capital Leases

For liens relating to the TSNB Credit Line Agreement, see Note 11F. For liens under TPSCo’s JP Loan, see Note 11C. For liens under the capital lease agreements, see Note 11D. For negative pledge under the Series G Debentures’ indenture, see Note 10.

(2)Approved Enterprise Program

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

B.Renewed Contract in Relation to TPSCo

In March 2019, agreements were signed between Tower, TPSCo and PSCS (a fully owned subsidiary of Panasonic Corporation) to extend the business relationship by an additional three-year period under certain amended terms, including a manufacturing agreement between TPSCo and PSCS, under which TPSCo manufactured products for PSCS under a revised pricing structure. Following the purchase of NTCJ (previously named PSCS) by Nuvoton from Panasonic Corporation in September 2020, NTCJ assumed the contracts at the same commercial terms, and leases three manufacturing facilities in Japan to TPSCo under a buildings lease that runs through March 2032 (see Note 11D).

As part of the agreement between the Company, NTCJ and TPSCo, it has been decided to re-organize and re-structure operations in Japan such that, while operations at the Uozu and Tonami facilities will remain unchanged, the Arai manufacturing factory, which is currently manufacturing products solely for NTCJ and is not serving the Company’s customers, will cease operations effective July 1, 2022. The Company evaluated the need for impairment charges and determined that no such charges are required as of December 31, 2021. All other restructuring related costs will be reported as incurred in 2022.

C.License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.TSNB Lease Agreement

TSNB leases its fabrication facilities under an operational lease contract that is due to expire in 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the fabrication facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that TSNB has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. TSNB does not agree and is disputing these claims.

E.IT Security System Event

In September 2020, the Company’s information technology (“IT”) security systems identified a security event on some of its computerized systems. As a preventive measure, the Company halted certain of its servers and proactively stopped operations in some of its manufacturing facilities for a few days, following which it commenced to gradually restore operations and return to full capability in all its facilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (Continued)

Due to the immediate procedures implemented, the functionality and quality of the work in progress, as well as customer and employee data, remained protected.

Tower maintains a cyber insurance policy and received compensation for the damage resulted from the event, including cost reimbursement and business interruption compensation. The event had no material impact on the financial position of the Company.

F.Definitive Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST to share under collaborative arrangement a 300 mm manufacturing fabrication facility in Agrate Italy. The fab is currently under construction by ST, and the parties will share the cleanroom space and the facility infrastructure, with the Company installing its own equipment in one-third of the total space. Both companies will invest in their respective process equipment, and work together to accelerate the fab qualification and subsequent ramp-up. Operations will continue to be managed by ST. In the early stage, technology processes for power, analog mixed signal and RF processes are planned to be qualified in the factory and the products in these technologies may be used in automotive, industrial and personal electronics.

G.Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of products IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15:  SHAREHOLDERS’ EQUITY

A.Description of Ordinary Shares

As of December 31, 2021, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 109 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (Continued)

B.Equity Incentive Plans

(1)Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company, which in 2019 was extended to enable grants to third party service providers (“2013 Plan”). Options granted under the 2013 Plan bear an exercise price equal to the average closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted, in 2021 and 2020, a total of 1.0 million restricted stock units (“RSUs”) and 1.1 million RSUs, respectively, to its employees and directors (including the below-described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period taking into consideration compliance with performance criteria, if any.

During 2021, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the Company’s 2013 Plan:

(i) 80 thousand time-vested RSUs and 132 thousand performance RSUs (“PSUs”) subject also to time-vesting, consisting of 120 thousand base PSUs and 12 thousand upside PSUs to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of the RSUs granted was approximately $6,000. In addition, the Company's CEO was awarded 31 thousand PSUs that would be vesting upon attainment of certain performance conditions and not before one year from the date of grant, with a compensation value of approximately $1,000. As was approved by shareholders in 2019, the grant also includes a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him in or after May 2019;

(ii) 10.3 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and

(iii) 4.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of approximately $900, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the Chairman and the members of the Board will have to own, commencing July 2025, ordinary shares of the Company at a minimum value that equals at least 50% of their annual cash compensation (the “BOD Minimum Holding”).

The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to them in or after July 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15: SHAREHOLDERS’ EQUITY (Continued)

During 2020, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan: (i) 109 thousand time-vested RSUs and 163 thousand PSUs to the CEO (subject also to time-vesting, under which 33% of the RSUs and PSUs will vest at the end of each year for 3 years following the grant date), with a compensation value of approximately $5,000; (ii) 16 thousand time vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and (iii) 5 thousand time vested RSUs to each of the nine members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $900, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

During 2019, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan: (i) 129 thousand time-vested RSUs and 129 thousand PSUs to the CEO subject also to time-vesting; which will both vest 33% at the end of each year following the grant date, for a compensation value of $3,900; (ii) 20 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and (iii) 5 thousand time-vested RSUs to each of the 8 members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

Under the compensation plan of the Company, and as approved by the Company’s shareholders in September 2013, the awards to the CEO shall be accelerated upon the occurrence of a change of control event (as defined therein), subject to termination of his employment (or resignation due to diminution of responsibilities, as defined therein).

With respect to the members of the Board of Directors, including the Chairman, in the event of termination, such as termination due to a change of control event, each Director who served less than 5 years on the Board of Directors would be entitled to acceleration of 50% of his/her unvested equity and each Director who served 5 years or more on the Board of Directors would be entitled to acceleration of all of his/her unvested equity.

Further grants may be approved subject to Compensation Committee, Board of Directors and shareholders’ approval, as may be required by law.

(2)i. Share Options awards:

Details	2021		2020		2019
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	32,805	$15.28	343,451	$8.79	508,493	$9.58
Granted	--	$--	--	$--	--	$--
Exercised	(30,247)	$15.12	(308,479)	$8.14	(163,375)	$11.28
Terminated	--	$--	(667)	$9.90	(667)	$9.90
Forfeited	--	$--	(1,500)	$4.42	(1,000)	$4.42
Outstanding as of end of year	2,558	$17.16	32,805	$15.28	343,451	$8.79
Options exercisable as of end of year	2,558	$17.16	32,805	$15.28	343,451	$8.79

ii. RSUs awards:

Details	2021		2020		2019
	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	2,223,043	$19.45	2,013,613	$19.13	1,599,296	$22.27
Granted	1,002,275	$29.91	1,105,155	$19.86	1,159,881	$18.06
Converted	(929,466)	$19.56	(806,993)	$20.45	(484,665)	$23.91
Forfeited	(84,752)	$20.28	(88,732)	$18.62	(260,899)	$21.19
Outstanding as of end of year	2,211,100	$24.11	2,223,043	$19.45	2,013,613	$19.13

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (Continued)

(3)Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2021:

Outstanding				Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$17.16	2,558	0.27	$17.16	2,558	$17.16
Details for the year ended December 31	2021	2020	2019
The intrinsic value of options exercised	$504	$4,429	$1,824
The original fair value of options exercised	$188	$1,018	$665
Details for the year ended December 31	2021	2020	2019
The intrinsic value of converted RSUs	$27,807	$15,971	$8,207
The original fair value of converted RSUs	$18,183	$16,506	$11,588

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Cost of goods	$7,003	$5,197	$4,529
Research and development, net	4,855	3,568	2,900
Marketing, general and administrative	13,286	8,223	7,119
Total stock-based compensation expense	$25,144	$16,988	$14,548

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
USA	41%	44%	52%
Japan	22	28	29
Asia (other than Japan)	30	22	15
Europe	7	6	4
Total	100%	100%	100%

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order; actual delivery may be shipped to another geographic area per customer request.

B.Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

As of December 31, 2021 and 2020:

Details	2021	2020
Israel	$238,758	$215,006
United States	264,038	234,902
Japan	373,887	389,263
	$876,683	$839,171

C.Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2021, one customer exceeded 10% of the net accounts receivable balance and represented 14% of such balance. As of December 31, 2020, two customers exceeded 10% of the net accounts receivable balance and represented 13% and 12% of such balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Continued)

D.Major Customers - as Percentage of Total Revenue

Years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Customer A	21%	25%	27%
Customer B	13	11	7
Other customers *	20	24	26

*

Represents aggregated revenue to four customers that accounted for between 4% and 7% of total revenue during 2021, to four customers that accounted for between 5% and 7% of total revenue during 2020, and to four customers that accounted for between 5% and 9% of total revenue during 2019.

NOTE 17:  FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Interest expense	$(7,312)	$(6,755)	$(6,823)
Interest income	5,368	8,484	12,949
Series G Debentures amortization, related rate differences and hedging results	(1,773)	(3,045)	(3,299)
Exchange rate differences and related hedging results	(7,092)	5,509	(1,271)
Bank fees and others	(2,064)	(1,323)	(1,544)
	$(12,873)	$2,870	$12

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 18:  RELATED PARTIES BALANCES AND TRANSACTIONS

A.Balance

The nature of the relationship involved as of December 31, 2021 and 2020:

Details		2021	2020
Long-term investment	Equity investment in a limited partnership	$57	$57

B.Transactions

Description of the transactions for the years ended December 31, 2021, 2020 and 2019:

Details	Description of the transactions	2021	2020	2019
General and administrative expense	Directors’ fees and reimbursement to directors	$771	$787	$783
Other income (expense), net	Non-controlling interest income (loss) from a limited partnership	$--	$2	$(55)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAXES

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

Under the Preferred Enterprise regime, Tower’s entire preferred income is subject to the tax rate of 7.5%. Any portion of Tower’s Israeli taxable income that is not eligible for Preferred Enterprise benefits, if at all, shall be taxed at the regular corporate tax rate of 23%.

B.Income Tax Provision

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, and result in applicable local taxable income attributable to those locations.

The Company’s income tax provision is consisted of the following for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Current tax expense:
Foreign	$13,504	$2,232	$1,013
Deferred tax expense (benefit):
Local	2,518	8,481	7,098
Foreign	(14,998)	(5,314)	(5,163)
Income tax expense:	$1,024	$5,399	$2,948
Details	2021	2020	2019
Profit (loss) before taxes:
Domestic	$166,273	$100,145	$103,432
Foreign	(11,174)	(11,457)	(12,411)
Total profit before taxes	$155,099	$88,688	$91,021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

C.    Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*), as of December 31, 2021 and 2020:

Details	2021	2020
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$77,586	$72,658
Employees benefits and compensation	5,366	6,813
Accruals and reserves	7,863	3,312
Research and development	20,633	18,179
Others	3,737	3,453
	115,185	104,415
Valuation allowance, see Note 19F below	(11,644)	(10,745)
Deferred tax assets	$103,541	$93,670
Deferred tax liabilities - long-term:
Depreciation and amortization	$(72,678)	$(76,136)
Others	(1,114)	(1,018)
Deferred tax liabilities	$(73,792)	$(77,154)

Presented in long term deferred tax assets	$53,526	$57,802
Presented in long term deferred tax liabilities	$(23,777)	$(41,286)

(*) Deferred tax assets and liabilities relating to Tower for the years 2021 and 2020 are computed based on the Israeli Preferred Enterprise tax rate of 7.5%.

D.Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2021	$15,314
Additions for tax positions of current year	624
Reduction due to statute of limitation of prior years	(8,175)
Balance as of December 31, 2021	$7,763

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

Details	Unrecognized tax benefits
Balance as of January 1, 2020	$15,113
Additions for tax positions of current year	624
Reduction due to statute of limitation of prior years	(423)
Balance as of December 31, 2020	$15,314
Details	Unrecognized tax benefits
Balance as of January 1, 2019	$14,783
Additions for tax positions of current year	778
Reduction due to statute of limitation of prior years	(448)
Balance as of December 31, 2019	$15,113

E.Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Tax expense computed at statutory rates, see (*) below	$35,673	$20,398	$20,935
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(24,683)	(15,046)	(16,396)
Change in valuation allowance, see Note 19F below	899	3,479	1,432
Permanent differences and other, net	(10,865)	(3,432)	(3,023)
Income tax expense	$1,024	$5,399	$2,948

(*) The tax expense was computed based on regular Israeli corporate tax rate of 23%.

F.Net Operating Loss Carryforward

As of December 31, 2021, Tower had net operating loss carryforward for tax purposes of approximately $800,000 which may be carried forward indefinitely.

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

TSNB had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of TSNB. The second “change in ownership” event occurred in September 2008, upon Tower’s acquisition of TSNB. TSNB concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,000 in its tax return.

As of December 31, 2021, Tower US Holdings has federal net operating loss carryforward of approximately $83,000 of which approximately $66,000 does not expire and is subject to a taxable income limitation of 80%, and the remaining federal tax loss carryforward of $17,000 will begin to expire in 2022, unless previously utilized.

As of December 31, 2021, Tower US Holdings had California state net operating loss carryforward of approximately $11,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance against the deferred tax asset balances for its federal and state net operating loss carryforward.

As of December 31, 2021, and 2020, TPSCo had no net operating loss carryforward.

G.Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2016 are deemed final.

Tower US Holdings files a consolidated tax return including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations before 2018 and state and local income tax examinations before 2017. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

On March 27, 2020, the CARES Act was signed. The CARES Act provided numerous tax provisions and other stimulus measures, including but not limited to temporary changes regarding the prior and future utilization of net operating losses. Under the provisions of the CARES Act, Tower US Holdings received in 2020 a $2,100 income tax refund from carrying back federal net operating losses and a $1,100 refund of its minimum tax credits.

TPSCo possesses final tax assessments through the year 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 20: SUBSEQUENT EVENTS

On February 15, 2022, Intel Corporation (“Intel”) and Tower announced the signing of a definitive agreement under which Intel will acquire all of Tower’s approximately 109 million outstanding Ordinary Shares for cash consideration of $53 per share. The transaction was approved by the boards of directors of both Intel and Tower and is subject to certain regulatory approvals and customary closing conditions, including the approval of Tower’s shareholders.