Form 20-F
period 2022-12-31
TOWER SEMICONDUCTOR LTD
filed 2023-05-16
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,954,034 Ordinary Shares.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☒       No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that relate to the Merger Agreement (as defined below) or that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, our achievements, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, future performance, future activities, or our future achievements expressed or implied by such forward-looking statements. Additional information about potential risks that relate to the Merger Agreement that could affect our business and financial results is included in the proxy statement on Form 6-K that we furnished to the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2022 and in this annual report in “Item 3. Key Information - D. Risk Factors.”

‑‑‑‑‑‑‑‑‑‑‑‑

EXPLANATORY INFORMATION

In this annual report, “Tower” refers to Tower Semiconductor Ltd., an Israeli company, and “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then-owned and/or consolidated subsidiaries.

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

i

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

In 2021, we entered into a definitive agreement with ST Microelectronics S.r.l (“ST”) to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which Tower Semiconductor Italy S.r.l. (“TSIT”), a wholly-owned Italian subsidiary of Tower, was incorporated. The fabrication facility is currently under installation and qualification by ST. The parties are expected to share the cleanroom space and the facility infrastructure, and TSIT will have the right to use one-third of the installed capacity for its foundry customers.

On February 15, 2022, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Intel FS Inc., a Delaware corporation (“Parent”), Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and Intel Corporation, a Delaware corporation (“Intel”), pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel (the “Merger”), subject to the terms and conditions set forth in the Merger Agreement. If the Merger is completed, the Company will cease to be a publicly traded company and all outstanding ordinary shares, par value NIS 15.00 per share, of the Company (each a “Company Share”) (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration (as defined below) or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive $53.00 per Company Share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Our board of directors unanimously approved the Merger and the Merger Agreement. On April 25, 2022, we held an extraordinary general meeting of shareholders (the “EGM”) at which our shareholders approved the Merger Agreement and all other transactions and arrangements contemplated by the Merger Agreement, including the Merger and the Merger Consideration to be received by the shareholders of the Company in the Merger. The completion of the Merger is subject to the satisfaction of certain closing conditions specified in the Merger Agreement, including the receipt of certain regulatory approvals.  To date, certain but not all approvals have been obtained. If the closing conditions are not satisfied or waived and the Merger is not consummated by August 15, 2023 ( as previously extended, and as may be further extended in accordance with the Merger Agreement, the “Outside Date”), either we or Intel may, under certain circumstances, choose not to proceed with the Merger. There can be no assurance that any remaining required approval will be obtained or, in the event any existing approval or waiver expires and we file for such approval or waiver again, that such approval or waiver will be obtained, and the timing thereof cannot be predicted.

Unless indicated otherwise by the context, the discussion in this annual report regarding our future business plans and activities does not take into account the effect of the consummation of the Merger.

For further information on the Merger Agreement and its conditions as well as on the EGM, see our reports on Form 6-Ks, including our Proxy Statement on Form 6-K (the “Merger Proxy Statement,” and together, the “Merger-Related Materials”) filed with or furnished to the SEC on February 16, 2022, February 17, 2022, March 11, 2022 and April 25, 2022.

The consolidated financial statements included in this annual report include the results and balances of Tower and its following subsidiaries: (i) its wholly-owned indirect subsidiary Tower NPB, (ii) its majority-owned subsidiary TPSCo (iii) its wholly-owned indirect subsidiary Tower SA and (iv) its wholly-owned subsidiary TSIT.

As used in this annual report: “Fab 1” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993. “Fab 2” means the semiconductor fabrication facility located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the semiconductor fabrication facility NPB Co. operates in Newport Beach, California. “Arai E” means the semiconductor fabrication facility TPSCo operated through July 2022 in Kurihara 4-5-1, Myoko-shi, Niigata, Japan. “Uozu E” means the semiconductor fabrication facility TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the semiconductor fabrication facilities TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the semiconductor fabrication facility Tower SA operates in San Antonio, Texas.  “Fab 10” means the semiconductor fabrication facility that ST is establishing in Agrate, Italy in which TSIT is expected to share manufacturing capacity with ST.

‑‑‑‑‑‑‑‑‑‑‑‑

Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured, because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the estimated or expected process technology and product mix for such period. Unless otherwise specifically stated, all references herein to “wafers” with respect to Fab 1 capacity are to 150-mm wafers, with respect to Fab 2, Fab 3, Arai E, Tonami CD and Fab 9 capacity are to 200-mm wafers, and with respect to Uozu E and Fab 10 are to 300-mm wafers, ranging from 65 nanometers to 1 micron for the manufacture of products using CMOS and analog-based technologies.

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

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

Our business faces many risks. Any of the risks discussed below, including risks related to the Merger, may have an adverse impact on our business, financial condition and operating results.

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

We may decide to try to attract new customers and expand the existing business with current customers and/or newly-served markets by expanding our manufacturing footprint and business through acquisitions and joint ventures, as we have done in the past, and/or through obtaining access to additional manufacturing capacity, with or without third-party collaboration. Our success at such expansion is dependent, in part, on finding suitable partners and targets for acquisitions of fabs and/ or capacity through capacity arrangements with companies that already own fabs, successfully negotiating with the seller and/or partner a reasonable price for the acquisition or engagement, successfully financing and consummating such expansion plans, integrating the acquired facilities into our business efficiently and effectively achieving desired synergies and anticipated benefits, and loading the facilities in an amount that may at least cover their operating and other costs. We cannot assure you that we will be successful in executing this business strategy or that we will succeed in increasing our market presence and attracting new customers and business and/or expanding our business with our current customers through that strategy, in order to operate any such additional capacity profitably.

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

•
We may purchase a company with excessive unknown contingent liabilities and/or a cost structure that is not as beneficial as anticipated from the preliminary evaluation or that includes high cost that may result in losses incurred by us if we do not succeed in maintaining high manufacturing levels to cover the cost;

•	We may not be able to obtain sufficient financing which could limit our ability to engage in certain acquisitions and strategic engagements; and

•
The amount or terms of financing actually required before and after acquisitions considering our current liquidity and cash position may vary from our expectations, resulting in a need for more funding that may not be available to us in order to finance acquisitions, the operations of the target acquired and/or the acquisition of additional equipment that may be required to increase and/or adjust the target’s manufacturing line to address our customer demand and specific technology flows, which may adversely affect our liquidity and balance sheet position.

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

In periods during which demand for our foundry services exceeds our capacity and manufacturing capabilities, we may (i) be unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) be unable to assure production of customers’ next generation products; (iii) experience bottlenecks in production lines, which may cause the fabrication facility to slow down and/or halt operations; (iv) be unable to provide additional capacity from any of our worldwide facilities through the transfer of process technologies, successful implementation and timely qualification; and/or (v) be unable to timely and successfully ramp up the manufacturing capacity in the fabrication facility being established by ST in Agrate, Italy due to delays in supply of equipment and/or parts by vendors, delays in equipment installation and qualification schedule, and/or delays in technology transfer and/or new products’ qualifications. As a result, we could lose one or more of our current and/or potential customers, which may adversely affect our reputation, revenues, profitability and business.

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

From time to time, we may decide to stop developing certain product technology lines or wind down or cease manufacturing at a fabrication facility due to company strategy, low margins, low utilization or low customer demand. This results in unused equipment that no longer supports our customers’ needs and may be sold to third-party buyers. We also have obsolete or unutilized equipment from time to time which we may sell. If we are unable to successfully locate and negotiate with potential buyers and sell the excess equipment and/or manufacturing facility in a timely manner for satisfactory consideration, we may be unable to cover our fixed and other costs associated with such decision, which may have a negative effect on our financial results.

Our financial results may fluctuate from quarter to quarter, making it difficult to forecast our future performance.

Our revenues, expenses and operating results may fluctuate significantly from quarter to quarter due to a number of factors which may be beyond our control. These factors include, among others: the cyclical nature of the semiconductor industry and the volatility of the markets served by our customers; changes in the economic conditions of geographical regions where our customers and their markets are located; inventory and supply chain management of our customers; the loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders; the occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner, the financial condition of certain of our customers and the regulatory or other payment difficulties that may be imposed in a region in which customers reside;  the occurrence of an unexpected event, such as environmental events, an epidemic or pandemic (such as COVID-19), industrial accidents such as fire or explosions, electricity outage, affecting the manufacturing process and shipping quality products without charging our customers significant additional costs; the timing and volume of orders from customers; our ability to obtain raw materials and equipment on a timely and cost-effective basis; price erosion in the industry and our ability to negotiate prices with our current and new customers; our susceptibility to intellectual property rights’ disputes; our dependency on export licenses and other permits required for our operations and the sale of our products; our ability to maintain existing partners and customers; interest, price index and currency rate fluctuations that were not hedged; and changes in accounting rules affecting our results.

Due to these factors and risks, it is difficult to predict our future performance and any difference between future performance and initial expectations may ultimately negatively affect our operating results and financial position.

We may be required to obtain financing for capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, which we may not be able to obtain.

In order to invest in strategic opportunities in support of our acquisition and capacity growth plans and/or business development activities, or a joint partnership or another large transaction to expand our capacity, including the funding of the equipment for the fabrication facility being established by ST in Agrate, Italy, acquiring leased assets and/ or acquiring additional fabs and/ or capacity through other capacity acquisition related transactions, we may use our current cash balance, deposits and/or investments in marketable securities or may be required to secure additional funds from financing sources, including through public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. Further, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce and/ or prevent the ability to execute fundraising transactions and may result in less favorable financial terms, such as increased financing costs and/ or higher shareholders’ dilution. There is no assurance that we will be able to obtain sufficient funding, if at all, from these financing sources or other sources in a timely manner (or on commercially reasonable terms) for such purposes or that we will obtain the required approvals to execute fundraising activities and that such fundraising activities will be successful.  If approvals are not obtained and/or such fundraising activities are not successful, our financial position and operations may be adversely affected.

If we do not maintain our current key customers, and/or do not attract new key customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business. We have relationships with several customers that represent a material portion of our revenues. In 2022, 14% of our revenues were generated from NTCJ and 33% of our revenues were derived from an additional five customers, each of which generated between 4% to 9% of our revenues, and the remaining 53% of our revenues were derived from many other smaller customers, as compared to 21% of our revenues derived from NTCJ,  and 33% of our revenues derived from an additional five customers, each of which generated between 4% to 13% of our revenues, and the remaining 46% of our revenues derived from many other smaller customers for the year ended December 31, 2021. While we renegotiate the terms of our commercial agreements from time to time with our customers, there is no assurance as to the financial impact of any revised terms between us and our customers or the volume of orders they may continue to place based on any revised terms. The loss or reduction in volume or sales price to any of our key customers, whether due to business negotiation, termination or expiration of their signed contract(s), the lack of demand in their markets, their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or our inability to renew our engagements with them on commercially reasonable terms, produce their new products, fulfill their demand, or, alternatively, attract new customers to replace such lost business, may materially negatively impact our overall business, revenues and profitability.

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

The full extent to which the COVID-19 pandemic may adversely affect our revenue, business and financial results will depend on future developments that are highly uncertain. Although the general global conditions surrounding the pandemic have been improving, if conditions should instead begin to worsen, we may face a shortage of supply of raw materials, equipment tools and services, potential reduced attendance of employees and service providers to our facilities and offices and potential reductions in customer orders or pricing due to any related or resulting global economic downturn, which may adversely affect our business and financial results.

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

As of December 31, 2022, we had approximately $272 million of consolidated principal amount of debt outstanding, comprised as follows: (1) Tower had approximately $19 million outstanding principal amount of Series G debentures, which we repaid in full (principal and interest) on March 31, 2023; (2) TPSCo had loans of approximately $83 million principal amount (the “JP Loan”), carrying a fixed interest rate of approximately 2% per annum, with principal scheduled to be repaid in seven semiannual payments between 2024 and 2027; (3) Tower and its affiliates had capital lease agreements outstanding in the amount of approximately $110 million from JA Mitsui Leasing, repayable between 2023 and 2026; and (4) Tower and its affiliates had other capital and operating leases in the amount of approximately $60 million repayable between 2023 and 2032. Carrying such an amount of long-term debt may have negative consequences on our business, including:

•	limiting our ability to fulfill our debt obligations and other liabilities;

•	requiring the use of a portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

•	fluctuations of the payable amounts in USD of the JP Loan, JP leases or other expenses which are denominated in JPY; and

•	potential enforcement by the lenders of their liens against our respective assets, as applicable, if an event of default occurs.

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the net impact of JPY/ USD fluctuations on our JPY income and JPY cost;

•	the impact of capital market conditions on our marketable securities;

•	the repayment schedules of our debt service obligations;

•	our ability to fulfill our obligations and meet performance milestones under our agreements;

•	fluctuations in the USD to NIS exchange rate; and

•	the inflation rates in Israel, Japan and the United States.

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

If we are unable to purchase equipment and/or raw materials and other manufacturing supplies, or there are delays in the delivery thereof, we may not be able to manufacture our products in a timely fashion. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write  such purchases off, which may adversely impact our financial results.

To increase the production capability and maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. We also procure used equipment, which can take a long time to qualify to the manufacturing process, potentially delaying the manufacture of our products. There may be delays in the delivery of equipment and/or raw materials and other manufacturing supplies to us, which in turn may harm our capacity increase plans and/ or utilization, qualification and production.  In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals as well as other manufacturing supplies and require large amounts of fresh water and electricity. Shortages in supplies of manufacturing equipment, raw materials and other manufacturing supplies could occur for various reasons, including an interruption of supply due to a global pandemic or increased industry demand. Any such shortage or delay in delivery could result in production delays that may result in a loss of existing and/or potential new customers and/or a halt of the manufacturing lines, which may have a material adverse effect on our business and financial results.

In addition, although most of the raw materials used in our manufacturing processes are available from multiple suppliers, certain materials are purchased through sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for production when purchased, this may result in excess payment and/ or expenses write-off in the financial statements which may adversely impact our financial results.

Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

We operate our fabs in three different regions: Japan, the United States and Israel. In addition, we have initial activities in Italy related to a new fabrication facility that is being established by ST in Agrate, Italy. The functional currency of the entities operating the fabs in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our income, costs, assets and liabilities, are denominated mainly in USD, JPY and NIS, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. We are, therefore, exposed to the risk of JPY and NIS currencies’ exchange rate fluctuations in Japan and Israel which may have a material effect on our cost and financial results due to periodic revaluation or evaluation of assets, liabilities, cost and income, in these currencies.  As the establishment of the facility in Italy progresses, we will be further exposed to the Euro exchange rate fluctuations in relation to the USD regarding cost denominated in Euro.

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

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S., Japan and Italy relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our factories. If we fail to use, discharge or dispose of hazardous materials appropriately in accordance with applicable environmental laws or regulations, or if such laws change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our manufacturing operations, which may adversely impact our business and revenues.

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

The export of semiconductors that we manufacture may be subject to U.S., Israeli and/or Japanese export control and other regulations established by other countries. Compliance with existing or evolving U.S., Israeli, Japanese or other applicable governmental regulations (including Italian regulations, once our fabrication facility in Italy is established and commences operations) or obtaining timely domestic or foreign regulatory approvals or certificates may materially disrupt our business by reducing our sales, requiring extensive modifications to processes that we use in our product manufacturing, which could increase our manufacturing costs or require extensive modifications to our customers’ products. We may not export products using or incorporating controlled technology without obtaining an export license, which may not always be granted. These restrictions may make foreign competitors facing less stringent controls on the export of their products more competitive in the global market. The relevant government may not approve any pending or future export license requests.

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

Significant portions of the employees at Fab 3 (our Newport Beach, California fab) and at TPSCo’s fabs in Japan are represented by unions and covered by collective bargaining agreements. We cannot predict the effect that union representation or future organizational activities will have on these fabs’ manufacturing cost and business. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of such bargaining agreements or other potential union activities, which may disrupt their production and adversely affect our fabs’ manufacturing costs, operational performance metrics, and our operational and financial results. In addition, there have been attempts, including recently, by the General Federation of Labor in Israel (“Histadrut”) to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires that at least one-third of the Israeli employees join the Histadrut and all employees would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established, we would need to conduct negotiations with the representative labor union and the Histadrut with regards to the terms of employment and benefits of the employees, which could result in the incurrence of additional labor costs and/or work stoppages, which in turn could adversely affect our business and Israeli fabs’ operations.

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

Our industry relies on raw materials that consist of, contain or incorporate certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries that are subject to regulation. These minerals are commonly referred to as conflict minerals. Conflict minerals that may be used by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We are currently subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require due diligence and disclosure as to whether our products contain conflict minerals. It is possible that the SEC under the Biden administration will renew focus on the US conflict minerals rules and other responsible sourcing measures. Any changes effected by the Biden administration concerning the use of conflict minerals could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of our products. In addition, we will likely incur additional costs to comply with any new conflict minerals rules, including costs related to disclosure requirements and conducting diligence procedures to determine the sources of conflict minerals that may be used in, or necessary to the production of, our products and, if applicable, potentially making changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm and/or may lose customers if we determine that certain of our products contain minerals not determined to be conflict-free and are unable to alter our products, processes or sources of supply to avoid use of such materials, which may adversely impact our revenue and business.

Security, cyber and privacy breaches may hurt our business and operations.

Any security breach, including those resulting from a cybersecurity attack (such as occurred in September 2020), or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our fab operations, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third‑party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our, our customers' or any third party’s confidential information, our reputation may be damaged, we may face potential disruption and loss, especially due to the possible substantial damage if operations would not be quickly restored and our business may suffer, and we could incur significant liability.

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

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our reputation, operations, business and/or financial condition.

Companies across industries are facing increasing focus from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we engage in voluntary initiatives (such as disclosures, certifications, or improvement goals, among others) and commitments for improvements in ESG to increase our company’s contribution to society and our environment, such initiatives or achievements of such commitments may be costly and may not have the desired effect. Actions that we may take or statements that we may make based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or subject to other interpretations. Our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be requested to adjust or improve certain ESG initiatives and/or disclosures.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Increasing ESG-related regulation, such as the SEC’s climate disclosure proposal, may also result in increased compliance costs or scrutiny. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete effectively to attract and retain employees or customers, which may adversely impact our operations, reputation, business and/or financial condition.

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

We currently intend to retain future earnings and our existing cash balance to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, and we do not anticipate paying dividends in the foreseeable future. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends.  In addition, the Merger Agreement includes restrictions with respect to dividends and other distributions.  Therefore, you should not rely on an investment in our ordinary shares if you require and/or expect dividend income from your investments.

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

In addition, the Israeli Government recently proposed a broad judicial reform in Israel. In response, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed judicial reform, if adopted, may negatively impact the business environment in Israel including due to the reluctance of foreign investors to invest or conduct business in Israel, as well as increased currency fluctuations, downgrades in credit rating, increased interest rates, increased inflation affecting payroll and other NIS based costs, increased volatility in securities markets, reduced corporate rating by rating agencies to Israeli companies, unfavorable terms for any fundraising through debt and/ or equity financial vehicles, civil unrest and other changes in macroeconomic conditions. Actual or perceived political or judicial instability in Israel or any negative changes in the political environment may adversely affect the Israeli economy and financial condition and, in turn, our business, financial condition, results of operations, growth prospects, the market price of our shares, our ability to raise additional funds and the terms we will achieve for any such fundraising, if deemed necessary by our management and board of directors.

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

RISKS RELATING TO THE MERGER

The Merger may not be completed, due to failure to achieve certain closing conditions or otherwise; such a failure could negatively impact our share price, business, operations, financial condition, results of operations and/or prospects.

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

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the Merger Proxy Statement. If the conditions are not satisfied or waived in a timely manner and the Merger is not completed, the shareholders of the Company will not receive any of the $53 per share Merger Consideration. However, if the Merger is not completed, in certain circumstances that are specified in the Merger Agreement, Intel shall be obligated to pay the Company a termination fee equal to $353 million in cash.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business operations, financial position and share price may be adversely affected. Under such a scenario, our directors, senior management and other employees may have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of Tower’s ordinary shares and our ability to raise funds through debt or equity vehicles.

In addition, we also could be subject to litigation related to any failure to complete the Merger. If any one or more of these risks materialize, our financial condition, results of operations, prospects, share price, business, growth plans and/or operations, as well as our ability to raise funds, may be materially adversely affected.

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

If the closing conditions are not satisfied or waived and the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the Merger Proxy Statement and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as the expiration or termination of the applicable waiting period, or, where applicable, the receipt of approvals, and the making or receipt of all notices to, filings with and consents under specified regulatory laws. Certain but not all regulatory approvals have been obtained. There can be no assurance that any remaining required approval will be obtained or, in the event any existing approval or waiver expires and we file for such approval or waiver again, that such approval or waiver will be obtained, and the timing thereof cannot be predicted.   If the closing conditions are not satisfied or waived and the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances, choose not to proceed with the Merger. Either the Company or Intel may terminate the Merger Agreement in accordance with its provisions, notwithstanding the prior receipt of the approval of the Merger by the Company’s shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date.  If the Merger is not completed (including in the case the Merger Agreement is terminated), there may be adverse impact to the Company’s share price, valuation, business position, including its financial and liquidity position and its ability to approach the capital markets to raise funds through equity and / or debt vehicles.

Our shareholders could file claims challenging the Merger, which may delay or prevent the closing of the Merger (the “Closing”) and may cause us to incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of this annual report, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future claim and / or litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial conditions, results of operations and cash flows.

ITEM 4.            INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the process manufacture geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16 and 0.13 -micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial, aerospace and medical device products.

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

Tower Semiconductor Ltd., an Israeli company, was founded in 1993 with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, we have significantly upgraded our Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies. We integrated advanced single Poly NVM into the Fab 1 process flows and developed a GaN technological platform (GaN on Si) suitable for fabrication of HEMT transistors, and gas and UV sensors.

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

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, that manufactures products for Panasonic and other third party customers, using three semiconductor factories located in Hokuriku Japan (Uozu E, Tonami CD and Arai E), which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at the three fabs to TPSCo. TPSCo focuses on 65nm and 180nm geometries for the manufacture of RF, power management and CMOS image senor products/applications. In July 2022, as part of the TPSCo agreements and at the request of Panasonic (through PSCS; now named NTCJ), the operations in Japan were reorganized and restructured such that the Uozu and Tonami facilities remain unchanged, while the Arai manufacturing factory, which manufactured products solely for NTCJ and did not serve Tower’s or TPSCo’s foundry customers, ceased operations effective July 2022.

In February 2016, we acquired Fab 9, located in San Antonio, Texas, US, from Maxim. The assets and related business that we acquired from Maxim are held and conducted through one of our wholly-owned US subsidiaries, Tower SA. Fab 9 supports process geometries ranging from 0.80 to 0.18 for the manufacture of products using CMOS, power management and analog based technologies.

In 2021, we entered into a definitive agreement with ST to share cleanroom space of a 300mm manufacturing fabrication facility in Agrate, Italy, currently under establishment by ST, under a collaborative arrangement. The parties will share the cleanroom space and the facility infrastructure, and TSIT will install its own equipment in one-third of the total space, which is expected to be qualified and used to manufacture products for its foundry customers.  Operations at the facility will continue to be managed by ST.

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel, subject to the terms and conditions set forth in the Merger Agreement.  If the Merger is completed, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration.  The completion of the Merger is subject to the satisfaction of certain closing conditions specified in the Merger Agreement, including the receipt of certain regulatory approvals.  Certain but not all approvals have been obtained.  If the closing conditions are not satisfied or waived and the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances, choose not to proceed with the Merger.  There can be no assurance that any remaining required approvals will be obtained or, in the event any existing approval or waiver expires and we file for such approval or waiver again, that such approval or waiver will be obtained, and the timing thereof cannot be predicted.

Our executive offices and Israeli manufacturing facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 2310502 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2570 North First Street, Suite 480 San Jose, CA 95131.

The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.  Our filings with the SEC are available to the public through the SEC's website (http://www.sec.gov).  For more information about us, go to http://www.towersemi.com.  Information on our website is not incorporated by reference in this annual report.

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

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured integrated circuits ("IC") in their own fabrication facilities, which are known as integrated device manufacturers (“IDM”). In the mid-1980s, fabless IC companies, which focused on IC design and used external manufacturing capacity, began to emerge. Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of IC manufacturing services. Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation manufacturing facilities and process technologies. This need for external manufacturing capacity led to the development of independent companies, known as foundries, which focus primarily on providing IC manufacturing services to semiconductor suppliers. Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

Semiconductor suppliers face increasing demands for new products that provide higher performance, greater functionality and smaller form factors at lower prices – all features that require increasingly complex ICs. The industry has experienced a dramatic increase in the number of applications that incorporate semiconductors. Further, in order to compete successfully, semiconductor suppliers must minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs have focused more on their core competencies, design and intellectual property development, and tend to outsource manufacturing to foundries.

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

Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. Numerous emerging applications require 3D integration, in particular, high precision wafer bonding. Challenges related to the enhanced reliability, e.g., of the automotive products, dictate more stringent demands to the fabrication processes. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise, strong application specific experience and a comprehensive intellectual property portfolio. In addition, today’s analog market is driven strongly by growing sensitivity to environmental requirements, such as the conservation of energy and human well-being. Low power consumption is demonstrated in applications related to the systems enabled with Artificial Intelligence (AI) and edge computing using AI which allow for the analysis and filtering of data closer to the sensors such that only the relevant data is sent to the cloud. The AI edge devices are incorporated into products with sensors related to Internet of Things (IoT), in particular ASICs with embedded sensors, medical devices and applications focused on entertainment, infotainment and safety, which combine analog and digital technology.

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

The enormous costs associated with modern fabs, combined with the increasing demand for complex ICs, has created an expanding market for outsourced foundry manufacturing services. Foundries can cost-effectively supply advanced ICs to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, specialized RF devices on SOI, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS), non- imaging sensors of different types, high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), bipolar CMOS double-diffused metal oxide semiconductor (BCD), silicon photonics platforms, NVM technologies and special devices for enabling chips with AI. Due to our extensive and diversified work in specialized process technologies, we have the required skills to provide quality and flexibility in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

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

With our world-class engineering team, well established transfer methodologies and vast manufacturing experience, we offer state of the art production lines for core bulk CMOS and specialized technologies such as RF SOI, integrated into back-end-of-line (BEOL) TMR/MTJ (magnetic tunnel junction) sensors, silicon photonics, SiGe and MEMS, among others.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over more than twenty-nine years. We have built strong relationships with customers. Our consistent focus on providing high-quality, value-added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions. Our emphasis on working closely with customers and accelerating the time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, while increasing the number of new customers and new products for production.

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

We derived a significant amount of our revenues for the year ended December 31, 2022 from our target specialized markets: RF CMOS, including SiGe power IC and discrete devices, CMOS image sensors, non-imaging sensors, wireless communication and high-performance analog. We are highly experienced in these markets, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

The specific process technologies that we currently focus on include: radio frequency CMOS (RF CMOS), including SiGe CMOS image sensors (CIS) and  non-imaging sensors on high resistance silicon, advanced analog CMOS, radio frequency identification (RFID), bipolar CMOS (BiCMOS), silicon germanium (SiGe BiCMOS), high voltage CMOS, silicon-on-insulator (SOI) platforms for power management, RF and sensor applications, LDMOS transistors, MEMS and wafer bonding technologies, as well as technologies for enabling AI, in particular original Y-Flash memristors.

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

We gained the market potential using CMOS process technology for a digital camera-on-a-chip, which integrates a CMOS image sensor, filters and digital circuitry. Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993. Our services include a broad range of turnkey solutions and services, including silicon proven pixels portfolio, optical characterization of a CMOS process, an innovative patented stitching manufacturing technology for large sensors, up to a one die per 300mm wafer and prototype packaging. The CMOS image sensors that we manufacture include 180nm on 200mm wafers and 65nm on 300mm wafers with pixel sizes down to 1.12 micron utilizing dual light pipe technology, delivering outstanding image quality for a broad spectrum of digital imaging applications.

Specifically, our CIS portfolio includes pixels ranging from 1.12 micron up to 150 microns, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three-dimensional sensor markets. Our advanced technology used in CMOS image sensors enables improved optical and electrical performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, enabling the manufacturing of very sophisticated and high performance camera module solutions. Our state-of-the-art pixels are used in a variety of new markets, such as the high-end machine vision cameras and the rapidly growing ToF 3D sensor market. In addition, our advanced global shutter technology and global shutter pixels, as small as 2.5um, enable excellent performance, especially, very high shutter efficiency.

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

In past years, we have completed and qualified our next generation CMOS sensor technology, namely BSI and wafer stacking, which combines a digital CMOS wafer with an imager wafer that is then thinned for backside illumination (BSI) with billions of electrical Cu-Cu connections between the two wafers. We now offer both BSI and stacking technologies in 200mm (in cooperation with a third-party that manufactures the BSI part of the process on our wafers, using our own developed BSI technology) and in 300mm in our own facilities at TPSCo. We continue to develop this technology with additional deep trenches (DTI) between pixels as well as a unique layer to enhance near infrared response.

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

MEMS and Displays

In the MEMS area, we manufacture a MEMS microphone device for ear buds and other command operated devices. Speech recognition AI is being used in such devices. For high-fidelity speech recognition, differentiated performance of high-dynamic range and low-noise microphones are needed.

We also manufacture MEMS switches technology for fast RF antenna switching and accelerometers for a variety of applications.

The display market is undergoing a dramatic change from LCD-based screens with LED backlighting into micro LED or micro OLED displays, allowing substantially higher dynamic range with true black and higher brightness. The display market spans from small displays, such as smartwatch or VR goggles displays, through smartphone, tablet and laptop displays, to large format TV displays. In today’s technology, all of these displays are glass based, where the small ones are usually OLED displays while the large ones are LCD based with LED backlight. The true LED displays, namely, displays where each pixel is a LED, that provide unprecedented performance in illuminance and dynamic range, are extremely expensive and large. The major change expected in the coming decade is the ability to create these from micro LEDs and place them on a backplane in a cost effective way, or even have a monolithic array of micro LEDs as a screen for the small screen applications. Such micro LEDs cannot be performed on glass and the most promising way is to create them on silicon wafers (GaN on silicon). In entering this new display area, we are working on the silicon part of GaN nano wire based LEDs, both pre and post GaN growth. In addition, we use our patented stitched technology for the development of CMOS back planes for large die micro-OLED arrays (monolithic approach) and LCOS displays for the virtual reality market.

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

Our RF CMOS process technologies have more features than advanced analog CMOS process technologies of our competitors and are well suited for wireless electronics. These process technologies generally incorporate integrated inductors, high performance variable capacitors and RF laterally diffused metal oxide semiconductor transistors into an advanced analog CMOS process technology. In addition to the smart process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron, 0.18 micron, 0.13 micron and 65 nanometer.

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

BiCMOS for RF and High Performance Analog

Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for higher performance applications such as satellite and global positioning system (GPS) receivers and optical transceivers. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized and assume enhanced tool capabilities to achieve high yield manufacturing.

Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF and high performance analog semiconductors such as high-speed, low noise,  front-end wireless components, optical networking components, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers and low-noise amplifiers. These integrated circuits generally incorporate silicon germanium bipolar transistors, which are formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than the BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard RF CMOS processes that are two process generations smaller in line width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard RF CMOS process technology. We developed enhanced tool capabilities in cooperation with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of the few integrated circuit manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS technologies available.

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

In addition, we have developed a unique NVM solution (Y-Flash) specifically for power and power management applications in our 0.18 micron platforms. We have developed a series of Y-flash based modules of up to 16kbit, which have been integrated in various power management products of our customers. We have also introduced high density single Poly silicon memory arrays of other intellectual property vendors into our CMOS process flows.

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

The primary customers of our foundry and design services are fabless semiconductor companies and IDMs. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. A portion of our product sales are made pursuant to long-term contracts with our customers, under which we agree to reserve manufacturing capacity for certain purchasing commitments. During the year ended December 31, 2022, we had six significant customers that each contributed between 4% to 14% of our revenues. During the year ended December 31, 2021, we had six significant customers that each contributed between 4% to 21% of our revenues. During the year ended December 31, 2020, we had six significant customers that each contributed between 4% to 25% of our revenues.

The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2022	2021	2020
United States	49%	41%	44%
Japan	16%	22%	28%
Asia, excluding Japan	26%	30%	22%
Europe	9%	7%	6%
Total	100%	100%	100%

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

RAW MATERIALS

Our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various types of metal targets.  Although most of our raw materials are available from multiple suppliers, certain materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever feasible so that a quality or delivery problem with any one vendor will not adversely affect our operations. We may have long-term supply agreements with our vendors where necessary or beneficial to Tower.

Our general inventory policy is to maintain a sufficient stock of each principal raw material for the production and rolling forecasts of near-term requirements received from customers. In addition, we have agreements with some material suppliers under which they reserve certain levels of inventory in their warehouses for our use. We typically work with our vendors to plan our raw material requirements on a monthly basis, with pricing generally set on an annual basis. The actual purchase price is generally determined based on the prevailing market conditions. In the past, prices of our principal raw materials have not been volatile to a significant degree. Although we have not experienced any shortage of raw materials that had a material effect on our operations, and current supplies of raw materials we use are adequate, shortages could occur in various critical materials due to interruption of supply or an increase in industry demand.

The most important raw material used in our production processes is the silicon wafer, which is the basic raw material from which integrated circuits are made. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

In addition, certain materials are purchased through sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for production when purchased, this may result in excess payment and/or expenses write-off in our financial statements, which may adversely impact our financial results. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— “If we are unable to purchase equipment and/or raw materials, we may not be able to manufacture our products in a timely fashion”.

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with the partial participation of the Government of the State of Israel through the Israeli Innovation Authority (the “IIA”) (formerly, the Israeli Office of the Chief Scientist), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984) (the “Innovation Law”) and related regulations and guidelines. Under the terms of the Israeli Government participation and the Innovation Law as currently in effect, a royalty of 3% or up to 5% of the net sales of products and services developed from a project funded by the IIA must generally be paid to the IIA, up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. The Innovation Law imposes significant restrictions on manufacturing of products developed with IIA grants outside Israel and on the transfer (including by way of license) of IIA-funded technologies to third parties outside Israel. For example, the transfer or license of IIA-funded technologies to third parties outside Israel requires the prior approval of the IIA, which approval is generally contingent on payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the grant(s) amount (less paid royalties, if any, and depreciation, but no less than the total amount of grants actually received by us), plus accrued interest.

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

Research and development expenses for the years ended December 31, 2022, 2021 and 2020 were $83.9 million, $85.4 million and $78.3 million, respectively, net of government participation of $0.3 million, $0.8 million and $0.9 million, respectively. As of December 31, 2022, we employed 423 professionals in our research and development departments, 48 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights related to our production processes. To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2022, we held 287 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

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

JAZZ SEMICONDUCTOR TRUSTED FOUNDRY

For purposes of our U.S. aerospace and defense business, Tower and Tower NPB have worked with the Defense Counterintelligence Security Agency of the United States Department of Defense (“DCSA”) to mitigate concern of foreign ownership, control or influence over the operations in Fab 3. The protection and prevention of potential unauthorized access of trusted and classified materials and information was addressed by creating Jazz Semiconductor Trusted Foundry (“JSTF”) as a subsidiary of Newport Fab LLC, which is directly held by NPB Co., and limiting possession of all trusted and classified information solely to JSTF. JSTF maintains facility security clearance (which is currently limited but may be remediated) and trusted foundry status.

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

Tower holds a 51% equity stake in Tower Partners Semiconductor Co., Ltd. (Nuvoton Technology Corporation Japan holds the remaining 49%), which is incorporated under the laws of Japan and operates two fabs located in Japan, known as Uozo E and Tonami CD.  A third facility in Japan, Arai E, ceased operation in July 2022.

Tower Semiconductor San Antonio, Inc., which is wholly-owned by Tower US Holdings Inc., operates our Fab 9 facility in San Antonio, Texas, USA.

Tower Semiconductor Italy S.r.l., Tower’s wholly-owned Italian subsidiary, is expected to share manufacturing capacity with ST  in a 300mm fabrication facility being established in Agrate, Italy.

D. PROPERTY, PLANTS AND EQUIPMENT

MANUFACTURING FACILITIES

We manufacture semiconductor wafers at six manufacturing facilities: Fab 1 and Fab 2 facilities in Israel, Fab 3 in Newport Beach, California in the U.S., TPSCo’s fabs (Uozo E and Tonami CD) in Japan (Arai E facility ceased operations in July 2022), and Fab 9 in San Antonio, Texas in the U.S. TSIT is expected to share manufacturing capacity with ST in a 300mm fabrication facility being established by ST in Agrate, Italy.

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

Capital expenditures in 2022 and 2021 were $214 million and $279 million, respectively, net of proceeds from sale of equipment and fixed assets of $153 million and $35 million, respectively.

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

Uozu E Tonami CD and Arai E fabs

In 2014, we acquired a 51% equity stake in TPSCo, a company initially formed by Panasonic Corporation to manufacture products for Panasonic and other third-party customers, using three semiconductor factories located in Hokuriku, Japan, which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 65 nanometer. The fabs’ land and buildings are leased by PSCS (now named NTCJ) to TPSCo. As part of the TPSCo agreements, at the request of Panasonic (through PSCS; now named NTCJ), the operations in Japan were reorganized and restructured such that the Uozu and Tonami facilities remain unchanged, while the Arai manufacturing factory, which manufactured products solely for NTCJ and did not serve Tower’s or TPSCo’s foundry customers, ceased operations effective July 2022.

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

Fab  shared with ST in Italy (Fab 10)

In 2021, we entered into a definitive agreement with ST to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated.  The fabrication facility is currently under installation and qualification by ST. The parties will share the cleanroom space and the facility infrastructure, and TSIT will install equipment in one-third of the total space, which is expected to be qualified and used to manufacture products for its foundry customers. Operations at the facility will continue to be managed by ST.

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

In addition, we are committed to an ESG program with a corporate focus on social contribution and sustainability through diverse initiatives and activities. We have issued a dedicated report on our ESG policies, including our strategy and long-term plan.  We engage in voluntary initiatives (such as disclosures, certifications, or improvement goals, among others) and commitments for improvements in ESG to increase our company’s contribution to society and our environment.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our audited consolidated financial statements and the related notes thereto contained in this annual report. Our financial statements have been prepared in accordance with US GAAP. The following discussion and analysis may contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.  For a discussion of the year ended December 31, 2021 compared to December 31, 2020, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, "Item 5: Operating and financial review and prospects."

A. OPERATING RESULTS

OVERVIEW

We are a pure-play independent specialty foundry dedicated to the manufacturing of semiconductors. As a pure-play foundry, we do not offer products of our own, but focus on producing ICs, based on the design specifications of our customers. We manufacture semiconductors for our customers primarily based on their designs or their end customers’ designs or other third-party designs. We currently offer the process manufacture geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18. 0.16 and 0.13 -micron on 200-mm wafers and 90 nanometer, 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial, aerospace and medical device products. The technology platforms that we offer are focused on the mega trends of seamless connectivity, green everything and interactive smart systems.

For the year ended December 31, 2022, our revenues were derived from customers located around the globe, of which 49% were located in the United States, 16% in Japan, 26% in Asia (excluding Japan) and 9% in Europe, as compared to 41%, 22%, 30% and 7%, respectively, for the year ended December 31, 2021.

For the year ended December 31, 2022, 14% of our revenues were derived from NTCJ, 33% of our revenues were derived from five different customers, each comprising between 4% to 9% of our revenues, and the remaining 53% of our revenues were derived from many other smaller customers, as compared to 21%, 33% and 46%, respectively, for the year ended December 31, 2021.

The primary changes in financial and business conditions that could have impacted our business and financial results in 2022 were as follows:

The COVID-19 outbreak, which was declared a global pandemic by the World Health Organization during March 2020, did not adversely affect our revenue, business and financial results for the years ended December 31, 2022 and 2021. While we faced some specific supply chain and shortage of supply issues due to local restrictions, lockdowns and isolation periods imposed by the governments of vendors, or due to no or limited international courier delivery services, and while attendance of employees and service providers at our facilities and offices was reduced due to local restrictions and isolation periods imposed by the local government, customer orders and pricing did not materially decrease due to the COVID-19 pandemic or any related or resulting global economic downturn. While at the beginning of the COVID-19 outbreak, customer orders did not increase to the higher levels we had initially planned for, we did not face any material reductions or cancellations of orders and did not face any halt or stoppages of any of our seven manufacturing lines.

In order to address the growing demand for our products and to attract and retain our customers, in 2022, we increased by 17% our gross investments in property and equipment from $314 million in 2021 to $367 million in 2022, directed to our fabs in Israel, Italy, the United States and Japan.

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel, subject to the terms and conditions set forth in the Merger Agreement. If the Merger is completed, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration. The completion of Merger is subject to the satisfaction of certain closing conditions specified in the Merger Agreement, including the receipt of certain regulatory approvals.    Certain but not all approvals have been obtained.  If the closing conditions are not satisfied or waived and the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances,  choose not to proceed with the Merger.  There can be no assurance that any remaining required approval will be obtained or, in the event any existing approval or waiver expires and we file for such approval or waiver again, that such approval or waiver will be obtained, and the timing thereof cannot be predicted.

KEY FACTORS AFFECTING OUR RESULTS

Excluding any effect arising from completion or non-completion of the Merger, the following are key factors that impact our results of operations:

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

Investment in capacity growth.

We have invested, and intend to continue to invest, in expanding our manufacturing capacity,  developing our products to support our growth and expanding our infrastructure. Specifically, we entered into an agreement with ST in 2021 to share 300mm manufacturing capacity space in Italy, for which we started purchasing, and will continue purchasing, a significant amount of equipment tools, in addition to exploring additional capacity opportunities that may require us to use a significant portion of our cash and, to fund other investments and cash plans, we may want and/or need to raise additional funds by way of debt and/or equity offerings, which funds may not be available at reasonable terms due to  the unfavorable capital market conditions, if at all, and may require consents that may not be provided to us. We plan to continue to invest in our capacity expansion initiatives and existing and new operational capabilities throughout the world through significant capital expenditure, and the return on these investments may be lower than we expect and these investments may significantly reduce our net profit and cash balance, and require us to raise additional funds by way of debt or equity offerings. In addition, as we invest in expanding our operations into new areas internationally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher fixed costs and operating expenses, potential impact of legal and regulatory developments, as well as shareholder dilution and high depreciation on fixed assets that may reduce our profitability.

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

	Year ended December 31,
	2022	2021	2020
Statement of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	72.2	78.2	81.6
Gross Profit	27.8	21.8	18.4
Research and development expense	5.0	5.7	6.1
Marketing, general and administrative expense	4.8	5.1	5.1
Restructuring gain from sale of machinery and equipment, net	(1.2)	0.0	0.0
Restructuring expense	0.6	0.0	0.0
Operating profit	18.6	11.0	7.2
Financing income (expense), net	(0.8)	(0.8)	0.2
Other income (expense), net	(0.4)	0.1	(0.4)
Profit before tax	17.4	10.3	7.0
Income tax expense, net	(1.5)	(0.1)	(0.4)
Net profit	15.9	10.2	6.6
Net income attributable to non-controlling interest	(0.1)	(0.3)	(0.1)
Net profit attributable to the Company	15.8%	9.9%	6.5%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues. Revenues for the year ended December 31, 2022 were $1,677.6 million, as compared to $1,508.2 million for the year ended December 31, 2021. The $169.4 million revenue increase is attributed mainly to an increase in the average selling price per product we experienced in 2022 and an increase in the quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories during the year ended December 31, 2022 reduced by revenues from the Arai factory, which manufactured products solely for NTCJ and did not serve the Company’s other customers and ceased operations in July 2022.

Cost of Revenues. Cost of revenues for the year ended December 31, 2022 amounted to $1,211.3 million as compared to $1,179.0 million for the year ended December 31, 2021. The $32.3 million increase is mainly due to the increased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above, which resulted in additional variable and other manufacturing cost.

Gross Profit. Gross profit for the year ended December 31, 2022 amounted to $466.3 million as compared to $329.1 million for the year ended December 31, 2021. The $137.2 million increase in gross profit resulted mainly from the $169.4 million revenue increase, net of the $32.3 million increased cost of revenues, as described above.

Research and Development. Research and development expense for the year ended December 31, 2022 amounted to $83.9 million as compared to $85.4 million in the year ended December 31, 2021.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2022 amounted to $80.3 million, reflecting 4.8% of revenues, as compared to $77.2 million for the year ended December 31, 2021, reflecting 5.1% of revenues. Our marketing, general and administrative expense demonstrates a similar percentage of revenues in 2022 as compared to 2021.

Restructuring gain from sale of machinery and equipment, net. Restructuring gain from sale of machinery and equipment, net for the year ended December 31, 2022 amounted to $20.2 million, and resulted from the gain on sale of machinery and equipment to third parties following the cessation of operations of Arai facility in July 2022, which facility manufactured products solely for NTCJ and did not serve the Company’s other customers.

Restructuring expense. Restructuring expense for the year ended December 31, 2022 amounted to $10.7 million, resulted from Japan operations reorganization and restructuring following the cessation of operations of Arai facility in July 2022, which facility manufactured products solely for NTCJ and did not serve the Company’s other customers.

Operating Profit. Operating profit for the year ended December 31, 2022 amounted to $311.7 million as compared to $166.5 million for the year ended December 31, 2021. The $145.2 million increase in operating profit resulted mainly from the $137.2 million increase in gross profit described above, the $20.2 million restructuring gain from sale of machinery and equipment, net described above, the decrease in research and development of $1.5 million, offset by the $3.1 million increase in marketing, general and administrative expense described above and the $10.7 million restructuring costs described above.

Financing Income (Expense), Net. Financing expense, net for the year ended December 31, 2022 amounted to $12.8 million, similar as compared to financing expense, net of $12.9 million for the year ended December 31, 2021.

Other Income (Expense), Net. Other expense, net for the year ended December 31, 2022 amounted to $6.9 million as compared to other income, net of $1.5 million for the year ended December 31, 2021. Other income (expense), net includes mainly non-recurring items such as gains and losses from the sale and disposal of certain under-utilized and or unneeded property and equipment items, as well as evaluation or devaluation results of equity investments in private companies in accordance with ASC 321.

Income Tax Expense, Net. Income tax expense, net for the year ended December 31, 2022 amounted to $25.5 million as compared to $1.0 million income tax expense, net in the year ended December 31, 2021. This $24.5 million increase in income tax expense, net is mainly a result of $136.9 million higher profit before tax for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Net profit. Net profit for the year ended December 31, 2022 amounted to $266.5 million as compared to a net profit of $154.1 million for the year ended December 31, 2021. The $112.4 million increase in net profit was mainly due to the increase in operating profit described above, offset by the increase in other expense, net and tax expense, net as described above.

Net income attributable to the non-controlling interest. Net income attributable to the non-controlling interest for the year ended December 31, 2022 amounted to $1.9 million as compared to $4.1 million for the year ended December 31, 2021, reflecting a decrease in the profitability of TPSCo, a subsidiary in which we hold 51%.

Net Profit attributable to the company. Net profit attributable to the company for the year ended December 31, 2022 amounted to $264.6 million as compared to $150.0 million for the year ended December 31, 2021. The increase in net profit attributable to the company in the amount of $114.6 million was mainly due to the increase in the net profit of $112.4 million and the decrease in net income attributable to non-controlling interest of $2.2 million, as described above.

For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our consolidated financial statements as of December 31, 2022 and “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business—Certain effects of the COVID-19 pandemic may hurt our business”.

Impact of Currency Fluctuations

We currently operate in three different regions: Japan, the United States and Israel.  In addition, we have initial activities in Italy related to the new fabrication facility that is being established by ST in Agrate, Italy, which facility is expected to be shared with us. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY and NIS, revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan. As the establishment of the facility in Italy progresses, we will be further exposed to the Euro exchange rate fluctuations in relation to the USD regarding the cost denominated in Euro.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2022, the USD appreciated against the NIS by 13.2%, as compared to 3.3% depreciation during the year ended December 31, 2021. The fluctuation of the USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion of the profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined, fixed range.

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

During the year ended December 31, 2022, the USD appreciated against the JPY by 14.6%, as compared to 11.7% appreciation during the year ended December 31, 2021. The net effect of the USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, we had an aggregate amount of $340.8 million in cash and cash equivalents, as compared to $210.9 million as of December 31, 2021. The main cash activities during the year ended December 31, 2022, were: $529.8 million net cash provided by operating activities; $213.5 million invested in property and equipment, net; $115.9 million invested in short-term deposits, marketable securities and other assets, net; $78.4 million debt repaid, net; and $11.7 million derived from an investment in a subsidiary.

Short-term and long-term debt presented in the balance sheet as of December 31, 2022 amounted to $62.3 million and $210.1 million, respectively, and included bank loans, Series G debentures, operating leases and capital leases. As of December 31, 2022, the aggregate principal amount of outstanding Series G debentures and its carrying amount in the balance sheet was $19.0 million, and was presented as a short-term liability. On March 31, 2023, we repaid the Series G debentures in full (principal plus interest).

Based on our current operations and expected short term growth, our cash generated from operations, our current and expected available lease lines with third -party leasing companies and existing balance of cash, deposits and marketable securities, we have sufficient resources to meet our cash needs for operating activities, capital expenditures for our existing fabs and debt repayments in the short term and long term.

If we execute a merger or acquisition transaction(s) per our company strategy, or a joint partnership or another large transaction to expand our capacity, including the funding of the equipment for the fabrication facility being established by ST in Agrate, Italy, acquiring leased assets and/ or acquiring additional fabs and/or capacity through other capacity acquisition related transactions, we may utilize our current cash balance, deposits and/or investments in marketable securities and/or we may be required to secure additional financing by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that we would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount or on favorable terms. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— We may be required to obtain financing for capacity acquisition related transactions, strategic and/or other growth and M&A opportunities, which we may not be able to obtain.”

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

As of December 31, 2022 and 2021, the outstanding capital lease liabilities for fixed assets were $158.1 million and $139.0 million, respectively, of which $39.6 million and $36.3 million, respectively, were included under current maturities of long-term debt. The available lease lines as of December 31, 2022 were $26 million.

Loan Agreement from Japanese Financial Institutions

In December 2021, TPSCo refinanced its then existing loan with a new 11 billion JPY (approximately $96 million) asset-based loan with a consortium of financial institutions comprised of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd., Tokyo Branch; and (iv) the JP Loan. The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami manufacturing facilities. The outstanding principal amount of the JP Loan was $83.4 million as of December 31, 2022.

The JP Loan contains certain financial ratios and covenants, as well as customary events of default and acceleration of the repayment schedule. TPSCo’s obligations under the JP Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2022, TPSCo was in compliance with all of the financial ratios and covenants under the JP Loan.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are related primarily to our manufacturing process by way of improvements, upgrades and development for our use in the manufacturing of our customers’ products, and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2022, 2021 and 2020 were $83.9 million, $85.4 million and $78.3 million, respectively, net of government participation of $0.3 million, $0.8 million and $0.9 million, respectively.

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

There is a trend within the semiconductor industry toward ever-smaller features and ever-growing wafer sizes. State-of-the-art digital fabs are currently supporting process geometries of down to 5-10 nanometers with 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to manufacturing these larger geometry products, which may result in reduced profitability for the associated manufacturers. However, our strategy to focus on differentiated specialty analog technologies, along with our deep applications knowledge, design enablement tools and customer technical support, enable us to achieve higher product selling prices as compared to manufacturers of “commoditized” standard products. We currently offer process geometries of (i) 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers; (ii) 0.35, 0.18. 0.16, and 0.13 -micron on 200-mm wafers; and (iii) 65 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies and intellectual property (IP) to address the key product and system requirements of our customers, enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer electronics, automotive, medical and industrial markets. For example, we believe that our specialty SOI, SiGe and phase change materials process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets. Our SiGe and silicon photonic technology can provide speed, power and cost advantage over alternative technologies for high-speed optical transceivers used for data communication in data centers and network infrastructure. Our power management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. Our specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, infra-red, ultra-violet and X-ray spectral ranges, develop both ultra small-size cameras and large imagers occupying the whole surface of a 200mm or even a 300mm wafer. We also target the rapidly growing non-visual sensor markets by developing specialized sensors some of them based on nanowire elements to be fabricated on silicon (SOI) and GaN technological platforms, in particular advanced integrated UV, gas and BioFET sensors. In addition, we target the display markets utilizing micro OLED and micro LED technologies on silicon, using our well established processes, and in particular, our stitching technology to create large displays for the AR/VR growing market.

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

This may also be accomplished through the establishment of new facilities with third party collaboration and/or funding, mergers and acquisitions with potential target fabrication facilities that may include a solid base of customer demand for the increase of our manufacturing capacity and/or development of technologies that may expand our servable and/or available market potential, and increase our revenue, customer base and margins. Such transactions, mergers and acquisitions are also beneficial as they provide our customers with manufacturing diversification and opportunity for additional growth through access to increased capacity. We continuously evaluate potential acquisition opportunities and seek to secure additional manufacturing capacity. Our current cash balance, deposits and/or investments in marketable securities may be used to enable us to realize and execute on such opportunities, and we may require additional financing through, among other things, debt (including convertible debt, bonds, notes or debentures) and/or equity issuances (including shares and warrants), in order to consummate such opportunities and/or fund our other operational and capital expenditure cash needs, as well as our strategy to expand our global footprint, capacity and capabilities. During 2022, we continued to increase our investments in property and equipment to expand the capacities and capabilities of our existing fabs.

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

For the year ended December 31, 2022, the consolidated provision for income taxes was $25.5 million comprised of amounts related to Israel, Italy, Japan and the U.S., as detailed in Note 19 to our financial statements.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 30, 2023:

Officer	Senior Management Name	Age	Title(s)
A	Russell C. Ellwanger	68
Chief Executive Officer and Director of Tower, and Chairman of the Board of Directors of its subsidiaries Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.

B	Oren Shirazi	53	Chief Financial Officer, Senior Vice President of Finance
C	Rafi Mor	59	Chief Operating Officer
D	Dr. Marco Racanelli	56	Newport Beach Site Manager and Senior Vice President and General Manager of Analog Business Unit
E	Nati Somekh	48	Senior Vice President, Chief Legal Officer and Corporate Secretary
F	Yossi Netzer	59	Senior Vice President of Corporate Planning
G	Dalit Dahan	54	Senior Vice President of Human Resources and IT

H	Guy Eristoff	61	Chief Strategy Officer and Head of Pathfinder Activities, Site Manager of Tower Semiconductor San Antonio, Inc.
I	Dr. Avi Strum	61	Senior Vice President and General Manager of the Sensors and Displays Business Unit
J	Dani Ashkenazi	60	Senior Vice President Excellence and Quality
K	Noit Levy	39	Senior Vice President of Investor Relations and Corporate Communications

	Directors Name(*)	Age	Title
L	Amir Elstein	67	Chairman of the Board of Directors
M	Kalman Kaufman	77	Director
N	Dana Gross	55	Director
O	Ilan Flato	66	Director
P	Yoav Z. Chelouche	69	Director
Q	Iris Avner	58	Director
R	Michal Vakrat Wolkin	51	Director
S	Avi Hasson	52	Director

(*) Russell Ellwanger also serves as a director; his information is included under Senior Management above.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

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

Rafi Mor has served as Chief Operating Officer of Tower since August 2014. Mr. Mor serves as a board member of Tower Semiconductor Newport Beach, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.  Mr. Mor served as Chief Executive Officer of TowerJazz Japan from October 2011 until August 2014, after serving as Senior Vice President and General Manager of Tower Semiconductor Newport Beach, Inc. from September 2008. In October 2010, Mr. Mor was nominated to be the manager of our Newport Beach Fab, in addition to his General Manager role. Prior thereto, Mr. Mor served in Tower Semiconductor Ltd. as Vice President of Business Development from April 2007, after serving as Vice President and Fab 2 Manager from August 2005, and as Fab 1 Manager from March 2003. From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor holds M.A. and B.A. degrees in chemical engineering from Ben Gurion University.

Dr. Marco Racanelli has served as Senior Vice President and General Manager of the Analog Business Unit since December 2018,  as the Newport Beach Site Manager since April 2014 and serves as a board member of Tower Semiconductor Newport Beach, Inc. Previously, Dr. Racanelli served as Senior Vice President from June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group from September 2008. Prior to that, Dr. Racanelli served as Vice President of Technology & Engineering, and Aerospace & Defense General Manager for Jazz Semiconductor. Prior to that, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor from 1996 in the area of technology development, where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli holds a Ph.D. and a M.Sc. degree in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. degree in Electrical Engineering from Lehigh University. Dr. Racanelli holds over 35 U.S. patents.

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

Guy Eristoff has served as Site Manager of Tower Semiconductor San Antonio, Inc. since February 2023 and also serves as Chief Strategy Officer and Head of Pathfinder Activities since December 2019. Mr. Eristoff also serves as a member of the board of directors of TPSCo since April 2014. Previously, Mr. Eristoff served as TPSCo’s Chief Executive Officer from its foundation in April 2014 until December 2019. Previously, Mr. Eristoff served as Vice President, Global Operational Excellence at Tower Semiconductor Ltd. Prior to that, Mr. Eristoff served in various positions in the semiconductor industry such as Director of 200mm Fabs Core Engineering at Global-Foundries (Technology Development, Marketing, Industrial Engineering & Central Engineering) for the 200mm Business Unit, General Manager, Singapore and Asia Region at Intevac, Thin Films Section Manager, Thin Films Module Manager and Process Integration Deputy Director at Chartered Semiconductor and Process/Hardware Engineer and Field Service Manager at Applied Materials. Mr. Eristoff holds a B.S. degree in Physics from Rensselaer Polytechnic Institute, (RPI) Troy New York.

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

Noit Levy has served as Senior Vice President of Investor Relations and Corporate Communications and is heading our investor relations, public relations and marketing communications since 2008, having served as Director of Investor Relations and Public Relations since 2006. From 2001 to 2006 she has served in various other positions within the Company. Ms. Levy holds an MBA degree from Haifa University in Israel and a B.A. degree in Social Science and Management from the College of Management Academic Studies.

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

Dana Gross has served as a director since November 2008, as a member of the Corporate Governance and Nominating Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross is currently the Head of Strategic Initiatives at Fiverr International Ltd. and Chief Strategy Officer of Prospera Technologies Ltd., a Valmont Company developing AgTech Data solutions.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS-based PICO projection solutions, until it was acquired by ST Microelectronics in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2018 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors of Playtika Holding Corp. since January 2022, and previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel-Aviv University and an M.A. degree in business administration from San Jose State University.

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

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Corporate Governance and Nominating Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd., the Tel-Aviv Stock Exchange, Ltd. and Malam-Team Ltd. Mr. Chelouche also previously served as Chairman and/or director of several public companies, including Shufersal Ltd. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel-Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

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

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the Corporate Governance and Nominating Committee since November 2020.  Since January 2023, Ms. Wolkin has served as the Director of Global Battery Investments for General Motors. Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Hasson is the chief executive officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners. Mr. Hasson previously served as a partner at Emerge, a leading early stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, ECtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel-Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

We are not party to, and are not aware of, any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

B.   COMPENSATION

Under the Companies Law, a public company must have a compensation policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by the Special Majority (as defined in Exhibit 2.1 to this Annual Report under “— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions—Approval of Director and Officer Compensation—Executive Officers other than the Chief Executive Officer”). Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

Our amended and restated compensation policy for executive officers and directors, which was approved by our shareholders on September 17, 2020, and amended on August 12, 2021, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders (within the meaning of the Companies Law), including compensation, equity-based awards, indemnification and insurance, severance and other benefits. Our compensation policy is performance-based and is designed to align our officers’ and directors’ interests with those of our company and shareholders in order to enhance shareholder value. Our compensation policy allows us to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as motivate achievement of company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

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

In addition, under the Companies Law, the compensation policy must also include the following features: (i) with respect to variable components of the compensation of the chief executive officer, determining the variable compensation components on long term performance and measurable metrics; however, an immaterial portion of the variable components of the compensation of the chief executive officer, in the amount of up to three monthly salaries per annum, can be discretion-based awards (i.e., not based on measurable metrics), taking into account the contribution of the chief executive officer to the company. This requirement applies also to any other office holder (within the meaning of the Companies Law) who is not subordinate to the chief executive officer, if any (such as directors, including the chairman of the board of directors); (ii) the ratio of variable components and fixed components and a cap on variable components at the time of their payment, except that the cap for equity-based compensation is determined at the time of grant; (iii) the conditions under which an office holder would be required to return compensation paid, in the event that it is later revealed that such amounts were paid on the basis of data that was inaccurate and was required to be restated in the company’s financial statements; (iv) the minimum holding or vesting periods for equity-based variable components of compensation, while taking into consideration long term incentives; and (v) maximum limits on grants or benefits paid upon termination.

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

For the year ended December 31, 2022, we paid to all our directors, officers and senior management who served during the period, as a group, an aggregate of $11.6 million in salaries, fees, payments upon termination and bonuses (excluding employer cost, relocation related expenses and equity-based compensation, which are detailed below). The total employer cost for personal vehicles, relocation related expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits or expenses for such persons was approximately $2.1 million for the year ended December 31, 2022.

The following is a summary of the Company’s cost (including its employer’s cost), including all compensation paid and/ or value awarded and granted in cash and/or equity vehicles, respectively, to our five most highly compensated officers and/or directors for the year ended December 31, 2022, which consist of the individuals listed in A, D, B, C and I in the table set forth in Item 6A above (collectively referred to herein as the “Covered Officers”).

The base salary of our executive officers is individually determined according to past performance, educational background, country of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer and prior salary and compensation arrangements, as well as comparative peer group analyses. Base salary cost gross recorded by the Company for the compensation of Covered Officers A, D, B, C and I for the year ended December 31, 2022, amounted to $0.88 million, $0.45 million, $0.42 million, $0.36 million and $0.29 million, respectively. Executive officers are entitled to social and other benefits in accordance with applicable law, our policies and common practice. The cost of social and other benefits awarded to the Covered Officers A, D, B, C and I for the year ended December 31, 2022, amounted to $0.20 million, $0.16 million, $0.21 million, $0.19 million and $0.16 million, respectively. In addition, relocation and related reimbursement expenses awarded to Covered Officer A for the year ended December 31, 2022, amounted to $0.28 million. No relocation related payments or accruals were made to any of Covered Officers D, B, C and I during the year ended December 31, 2022.

Our policy is to award annual cash bonuses to executive officers, subject to the attainment of pre-determined annual measurable objectives, which are set in the first quarter of each year, and personal performance evaluation. In accordance with our compensation policy, the pre-defined annual bonus plans include measurable metrics and the weight (in percentage terms) of each metric as a portion of the annual measurable metrics, as well as a minimum threshold for achievement of corporate measurable metrics below which no portion of the pre-determined corporate measurable metrics component of the annual bonus will be awarded, and a portion of the annual bonus is based on performance valuation, in accordance with our compensation policy and subject to applicable law. The bonus cost gross amounts paid by the Company for the compensation of the Covered Officers A, D, B, C and I during the year ended December 31, 2022, amounted to $1.97 million, $0.73 million, $0.7 million, $0.56 million and $0.35 million, respectively.

Equity based compensation for directors and officers is intended to be in the form of restricted stock units (“RSUs”), performance-based stock units (“PSUs), options and/or other equity forms, in accordance with our equity-based compensation policies and programs in place from time to time and in accordance with our compensation policy. Equity-based compensation may be granted as an annual grant and/or from time to time and is individually determined. Generally, equity-awards shall not begin to vest before the end of the first year from the date of grant. We calculate the fair market value of equity-based compensation for officers and directors at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity-based compensation valuation model, when such award is duly approved in accordance with applicable law and amortize such value in our statements of operations over the applicable vesting schedule.  Total value of equity-based compensation awarded to the Covered Officers A, D, B, C and I and recorded for the year ended December 31, 2022 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2022 with respect to all equity-based grants awarded to the applicable Covered Officer), amounted to $6.3 million, $1.48 million, $1.44 million, $1.08 million and $0.79 million, respectively.

Under our compensation policy, we may grant our executive officers certain termination and retirement payments, including a change of control related compensation, subject to the termination of employment of such officer or resignation under certain circumstances as specified in such change of control provision, and subject to receipt of applicable corporate approvals as required by law. In accordance with our compensation policy and the employment terms of our chief executive officer, upon termination of his employment, including upon a change of control, our chief executive officer may be eligible for a payment of twelve monthly base salaries, and in the event of termination of his employment upon a change of control as defined, he may also be entitled to acceleration of all unvested equity. In addition, under our compensation policy, upon a change of control as specified in the applicable change of control compensation provision, all other executive officers may be entitled to a payment in the amount of up to six months’ base salary and acceleration of all unvested equity, and the chairman of the board of directors and other directors may be entitled to acceleration of all or half of their unvested equity, as applicable. No such payment or accrual was made or earned during the year ended December 31, 2022.

Following approval of our shareholders and consistent with our compensation policy, we pay each of our directors (other than our chief executive officer who also serves as a director, whose compensation is detailed above, and the chairman of our board of directors, whose compensation is detailed below): (i) an annual fee of $52,500; and (ii) a committee membership fee of up to $6,000 annually and an additional fee of up to $3,000 annually for each committee chairperson; as well as reimbursement for reasonable travel and other expenses in accordance with our policies. In addition, the board of directors may compensate directors for special activities that are performed under special circumstances, in the amount of up to $2,000 per meeting. With regards to the chairman of our board of directors, at our 2022 annual general meeting of shareholders, our shareholders approved the payment of an annual cash fee of $300,000 (paid in monthly installments) and the award of time-based vesting RSUs in the value of $300,000, which vest in three equal installments on each of the three anniversaries of the date of grant. If the service of the chairman of our board of directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, all his unvested RSUs shall be accelerated. Furthermore, at our 2022 annual general meeting of shareholders, our shareholders approved the award to each of our directors (other than our chief executive officer and the chairman of our board of directors, whose compensation is detailed above) of time-based vesting RSUs in the value of $125,000, which vest over a two-year period, with 50% vesting at the end of each of the two anniversaries of the date of grant. In the event any such director’s service is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary of the date of grant, (i) if such director has served on the board of directors for five years or more, all his/her unvested RSUs shall be accelerated; and (ii) if such director has served on the board of directors for less than five years, 50% of all his/her unvested RSUs shall be accelerated.

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

As of December 31, 2022, approximately 0.94 million restricted share units (“RSUs”), performance-based-vesting RSUs (“Base PSUs") and upside PSUs, outstanding under the 2013 Plan were awarded to our directors and senior management, of which approximately 0.39 million were awarded to our chief executive officer and approximately 0.02 million were awarded to the chairman of our board of directors.

At our 2022 annual general meeting, our shareholders approved an equity grant to our chief executive officer in the value of $6.77 million, 40% of which is RSUs and 60% of which is Base PSUs, and an additional equity grant in the value of $0.41 million as upside PSUs, all vesting over a three- year period (together with the Base PSUs, referred to hereinafter as the “PSUs”). The vesting of the PSUs was subject to the attainment of certain pre-defined financial performance metrics of net profit and cash from operations for the year ended December 31, 2022, weighted equally, and if such 2022 performance measures are met, the PSUs vest over a three year period, such that one third of the PSUs vest at the end of each year from the date of grant.  Actual net profit for 2022 was $264.6 million and cash from operations for 2022 was $529.8 million. Since these 2022 actual financial results exceeded the pre-defined financial performance metrics for the vesting of the PSUs, the chief executive officer is entitled to all of the PSUs, subject to the time-vesting schedule described above. Under the above referenced approval, we granted to the chief executive officer 58,836 time-vested RSUs and 97,080 PSUs, consisting of 88,255 Base PSUs and 8,825 upside PSUs, subject to the time-vesting schedule as detailed above, for a total compensation value of approximately $7.18 million.

In addition, further to our shareholders’ approval in July 2022, we granted (i) 6,516 time-based vesting RSUs to the chairman of the board of directors, for a total compensation value of approximately $0.3 million, and (ii) 2,715 time-based vesting RSUs to each of our seven board members who served on the board of directors at the time of such shareholder meeting (excluding the chairman and the chief executive officer), for a total compensation value of approximately $0.87 million. In addition, during 2022, we granted an aggregate of 74,851 time-based vesting RSUs and 123,502 PSUs, consisting of 112,279 base PSUs and 11,223 upside PSUs, to our senior management described in Item 6A (excluding the chief executive officer) under the 2013 Plan, vesting over a three-year period, for a total compensation value of approximately $9.35 million.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. However, pursuant to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the “Relief Regulations”), an Israeli public company whose shares are listed on certain foreign stock exchanges listed in the Relief Regulations, which include the NASDAQ Global Select Market, may elect to exempt itself from the requirement to appoint external directors if it meets both of the following conditions:

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

Pursuant to the Relief Regulations, Israeli public companies that meet the above conditions may elect to comply with the applicable rules in the foreign jurisdiction governing the appointment of independent directors and composition of audit and compensation committees as applicable to domestic issuers in the foreign jurisdiction (which with respect to the Company are the Nasdaq Listing Rules and the rules under the Securities Exchange Act of 1934 (the “Exchange Act”)) instead of complying with the Companies Law provisions relating to (i) the appointment of external directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

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

Director Independence

In accordance with the exemption from the Israeli law requirement to have external directors serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers. In addition, the composition of our corporate governance and nominating committee complies with the requirements of the Nasdaq Listing Rules applicable to U.S. domestic issuers. Under the Nasdaq Listing Rules, a majority of the board of directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules). Our board of directors has made a determination of independence under the Nasdaq Listing Rules with respect to all directors, other than Mr. Ellwanger, our Chief Executive Officer.

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

Compensation Committee role

Our board of directors adopted a compensation committee charter, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Companies Law, including the following:

•
recommending to the Board of Directors for its approval (i) a compensation policy for officers and directors, (ii) once every three years, whether to extend the compensation policy, subject to receipt of the required corporate approval (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to periodically review the implementation of the compensation policy;

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

Our board of directors has adopted a corporate governance and nominating committee charter setting forth the responsibilities of the corporate governance and nominating committee, which include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•	reviewing and recommending to our board of directors the structure and members of committees of the board;

•	assisting our board of directors in carrying out its responsibilities related to chief executive officer succession planning;

•	reviewing and overseeing our corporate governance practices and communication plans for shareholder meetings and to promote effective communication for shareholder meetings; and

•	overseeing our commitment to ESG matters and advising our board of directors on such matters.

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

Director Service Contracts

Other than under the employment arrangement with Mr. Russell Ellwanger, our Chief Executive Officer and a director, as detailed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company.

D.   EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2022	2021	2020
Process and product engineering, R&D and design	1,067	1,045	994
Manufacturing and operations	3,858	4,168	3,858
Manufacturing support	410	386	386
Sales and marketing, finance & administration	278	288	273
Total	5,613	5,887	5,511

As of December 31, 2022, we had 1,649 employees located in Israel, 1,501 employees located in the United States, 2,434 employees located in Japan and 29 employees located in other countries in the Asia Pacific region and across Europe.

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

There have been attempts, including recently, by the Histadrut to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires at least one-third of the Israeli employees to join the Histadrut and all employees would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established, we would need to conduct negotiations with the representative labor union and the Histadrut regarding the terms of employment and benefits of the employees.

Under the special collective bargaining agreement to which we are party relating to our Israeli employees, we are required to pay funds to an employee’s insurance fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment. Tower’s Israeli employees pay an amount equal to 6% of his or her wages to the insurance fund or pension fund, and Tower pays an additional 14.83% to 15.83% of the employee’s wages to such funds. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by the employer without due cause. Under the special collective bargaining agreement, Section 14 to the Israeli Severance Pay Law, 5723-1963 applies to Tower, according to which the employer’s payments to severance pay is in lieu of payment of severance pay upon termination of employment. Therefore, the monthly payments as mentioned above constitute the entire required payments for severance pay, and we are not required to pay any additional severance upon termination of employment of our Israeli employees for the period during which Sections 14 applies.

A portion of the employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement. NPB Co. maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition, the bargaining agreement includes a post-retirement medical plan for certain employees. Certain eligible union employees who terminate employment are provided with a lump-sum benefit payment.

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

E.  SHARE OWNERSHIP

As of March 31, 2023, no individual director or senior manager beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our ordinary shares and all directors and senior managers in the aggregate beneficially owned 0.51% of our ordinary shares. As of March 31, 2023, our directors and senior managers held RSUs and PSUs for an aggregate of approximately 0.84 million of our ordinary shares. For information regarding our equity-based incentive plans, see Note 15B to our consolidated financial statements included in this annual report.

F.   DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of our ordinary shares by any person who is known to us to beneficially own 5% or more of our issued and outstanding ordinary shares as of March 31, 2023 is set forth below. The percentage of beneficial ownership of our ordinary shares is based on 110,054,848 million ordinary shares issued and outstanding as of March 31, 2023.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
Clal Insurance Enterprises Holdings Ltd. (2)	6,027,252	5.48%
____________

(1)
In accordance with the rules of the SEC, assumes (i) the holder’s beneficial ownership of outstanding ordinary shares and all ordinary shares that the holder has a right to purchase within 60 days of March 31, 2023; and (ii) no other exercisable or convertible securities held by other holders has been exercised or converted into ordinary shares.

(2)	Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd. as of March 31, 2023.

As of April 1, 2023, based on information provided to us by our transfer agent in the United States, there were a total of 12 holders of record of our ordinary shares, of which 7 were registered with addresses in the United States. Such U.S. record holders were, as of such date, the holders of record of approximately 70% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 70% of our outstanding ordinary shares as of such date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B.  RELATED PARTY TRANSACTIONS

Other than executive and director compensation, executive officer employment arrangements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy, as discussed elsewhere in this annual report, for the years 2020, 2021 and 2022 and through the date of the filing of this annual report with the SEC, we have not been and are not a party to any transactions in which any of our directors, executive officers or holders of 5% or more of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. For additional information, see Note 18 to the consolidated financial statements included herein.

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

Dividend Policy

We currently intend to retain our cash balance, deposits, investments in marketable securities and future earnings to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, and we do not anticipate paying any dividends in the foreseeable future. The Companies Law imposes restrictions on our ability to declare and pay dividends. In addition, the Merger Agreement includes provisions with respect to dividends restrictions.  If our board of directors will decide in the future to pay dividends, the form, frequency and amount will depend upon our future growth and acquisition strategy, as well as our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that our directors may deem relevant. Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. Taxation—E. Israeli Taxation” for additional information.

B.  SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2022, except as disclosed in this annual report.

ITEM 9.            THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Stock Market (on the NASDAQ Global Market through March 16, 2012, on the NASDAQ Capital Market from March 17, 2012 through September 6, 2012, and on the NASDAQ Global Select Market since that date) and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “TSEM”.  If the Merger is completed, the Company will become a wholly owned subsidiary of Parent, and the Company Shares will no longer be publicly traded and will be delisted from the NASDAQ Global Select Market and the TASE.

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

Pursuant to the Companies Law and our Articles of Association, resolutions regarding the following matters are required to be approved by our shareholders at a general meeting.

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

2022 Annual General Meeting of Shareholders

Each of the proposals presented for approval at the 2022 Annual General Meeting of Shareholders of the Company held on July 21, 2022 (the “Meeting”) were approved by the requisite vote of the Company’s shareholders in accordance with the Companies Law and the Company’s articles of association, as described in the Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on June 9, 2022.

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

However, for the period commencing on the date of execution of the Merger Agreement on February 15, 2022 and until the closing of the Merger (subject to the Merger Agreement being in effect), the Company is subject to certain borrowing related limitations, including with respect to the incurrence, prepayment, and guarantee of indebtedness for borrowed money and the issuance and sale of debt and/or convertible securities, all as set forth in the Merger Agreement.

C.  MATERIAL CONTRACTS

For information regarding material contracts see Notes 10, 11, 12, 13, 14 and 15 to our consolidated financial statements for the year ended December 31, 2022 and the agreements described under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSCo Agreements

In March 2014, we acquired a 51% equity stake in TPSCo from Panasonic. Panasonic transferred its semiconductor wafer manufacturing process and 8-inch and 12-inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into several agreements  with TPSCo for and in relation to the manufacture of products for Panasonic for a period of five years. In June 2014, Panasonic’s shares in TPSCo were transferred, and its rights and obligations were assigned, to its wholly-owned subsidiary, PSCS. In March 2019, agreements were signed between Tower, TPSCo and PSCS to extend the  aforementioned agreements by an additional three-year period under certain amended terms.  In 2022, the aforementioned agreements were further renewed until March 2027 under certain amended terms.  TPSCo leases its fabrication facility buildings in Japan from NTCJ (formerly named PSCS, see below) under a capital lease contract until at least March 2032.

In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (a Taiwan-based semiconductor company, majority-owned by Winbond Electronics Corporation, a Taiwan-based specialty memory integrated circuits company), which assumed and continues performance of the agreements previously signed between Tower, Panasonic, PSCS and/or TPSCo. Following the September 2020 sale, the registered name of PSCS changed to Nuvoton Technology Corporation Japan (“NTCJ”).  As part of the TPSCo agreements, at the request of Panasonic (through PSCS/ NTCJ), the operations in Japan were reorganized and restructured such that the Uozu and Tonami facilities remain unchanged while the Arai manufacturing factory, which manufactured products solely for NTCJ and did not serve Tower’s or TPSCo’s foundry customers, ceased operations effective July 2022.

TSIT Agreements

We entered into a definitive agreement with ST in September 2021, to share a 300mm manufacturing fabrication facility in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned subsidiary of Tower, was incorporated. The fabrication facility is currently under installation and qualification by ST. The parties will share the cleanroom space and the facility infrastructure, for the manufacture of products for both ST and TSIT foundry customers.

Intel-Tower Merger Agreement

On February 15, 2022, we entered into the Merger Agreement with Parent, Merger Sub, and Intel, pursuant to which Merger Sub will merge with and into the Company (and Merger Sub will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel, subject to the terms and conditions set forth in the Merger Agreement.

If the Merger is completed, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no Merger Consideration or any other consideration will be delivered in exchange therefor)) will be deemed to be transferred to Parent in exchange for the right to receive the Merger Consideration.

Subject to the terms and conditions set forth in the Merger Agreement, at the time at which the Merger will become effective (the “Effective Time”):

•          Each option to purchase Company Shares that is outstanding and unexercised immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms in effect as of the date of the Merger Agreement or (ii) is held by a non‑employee director of the Company (subject to certain exceptions described in the Merger Proxy Statement) or otherwise is held by an individual who is not a Continuing Employee (as defined in the Merger Agreement) (whether vested or unvested) (each, a “Cashed‑Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of the Merger Consideration over the applicable per share exercise price for such option. For each option to purchase Company Shares that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, only 50% of such option will constitute a Cashed-Out Company Option, and the remainder of the option will be cancelled without consideration at the Effective Time.

•          Each option to purchase Company Shares held by a Continuing Employee (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company Option (each, an “Assumed Option”), will be assumed by Intel and converted into a stock option covering common shares of Intel having substantially the same terms and conditions as the Assumed Option, including the applicable vesting schedule and payment timing, except that each such stock option will cover a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent and (ii) all references to the “Company” in the applicable equity plan and award agreement will be references to Intel. The “Exchange Ratio” means a fraction, the numerator of which is the Merger Consideration and the denominator of which is the volume weighted average price for a common share of Intel on NASDAQ Global Select Market, calculated based on the ten consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date of the Merger.

•          Each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and either (i) has fully vested immediately prior to the Effective Time in accordance with its terms as in effect as of the date of the Merger Agreement but has not yet been settled in Company Shares prior to the Effective Time or (ii) is held by a non‑employee director of the Company (subject to certain exceptions in the Merger Proxy Statement) (each, a “Cashed‑Out Company RSU”), whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) the Merger Consideration. For each Company RSU that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, only 50% of such Company RSU will constitute a Cashed-Out Company RSU, and the remainder of the Company RSU will be cancelled without consideration at the Effective Time.

•          Each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company RSU (each, an “Assumed RSU”), will be assumed by Intel and converted into an Intel restricted stock unit award having substantially the same terms and conditions as the Assumed RSU, including vesting schedule and payment timing, but covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Assumed RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number and (ii) all references to the “Company” in the applicable equity plan and award agreement will be references to Intel.

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

The Merger Agreement may be terminated under certain circumstances, including if the Merger is not consummated by the Outside Date. If the Merger Agreement is terminated under certain circumstances, including a termination by Parent as a result of a material breach of the Merger Agreement’s no-solicitation obligations by the Company, the Company will be obligated to pay to Parent a termination fee equal to $206 million in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain certain regulatory approvals for the Merger, Parent will be obligated to pay the Company a termination fee equal to $353 million in cash.

Consummation of the Merger is subject to the satisfaction of certain closing conditions, as specified in the Merger Agreement, including the receipt of certain required regulatory approvals and the approval of Tower’s shareholders at the EGM, which shareholder approval was obtained at the EGM held on April 25, 2022.  Certain but not all approvals have been obtained.   If the closing conditions are not satisfied or waived and the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances, choose not to proceed with the Merger. There can be no assurance that any remaining required approval will be obtained or, in the event any existing approval or waiver expires and we file for such approval or waiver again, that such approval or waiver will be obtained, and the timing thereof cannot be predicted.

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

ISRAELI TAXATION

For disclosure regarding Israeli and U.S. Federal income tax consequences of the Merger, see “U.S. Federal and Israeli Income Tax Consequences of the Merger” beginning on page 49 of the Merger Proxy.

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

According to the definition of the term under the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”), a “Substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include: (1) the right to vote, (2) the right to receive profits, (3) the right to nominate a director, an officer or any other similar positions in the corporation, (4) the right to receive assets upon liquidation, or (5) the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

An individual who is a substantial shareholder at the time of sale or at any time during the preceding 12-month period, is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder.

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% and an additional excess tax, if applicable, as described below).

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general Israeli corporate tax rate at a rate currently 23%.

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

On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations, we would be required to withhold income tax at the rate of 25% (or 30% if such shareholder is a “Substantial Shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date and the shares are not held through a nominee company). If the income out of which the dividend is being paid is attributable to a Benefited Enterprise or Preferred Enterprise or Preferred Technology Enterprise under the Investment Law, the tax rate is generally not more than 20%. A different rate may be provided pursuant to an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate or an exemption).

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident may not, in general, exceed 25%. Where the recipient is a U.S. resident corporation owning 10% or more of the voting stock of the paying corporation during the part of the tax year which precedes the date of payment of the dividend and during the entire tax year preceding such year, the Israeli tax withheld may not exceed 12.5% or 15% in the case of dividends paid out of the profits of a corporation entitled to the benefits of the Investment Law, subject to certain conditions.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, was originally enacted in order to provide certain incentives for capital investments in production facilities (or other eligible assets).

In recent years, the Investment Law has undergone major reforms and several amendments which were intended to provide expanded tax benefits and to simplify the bureaucratic process relating to the approval of investments qualifying under the Investment Law. The different benefits under the Investment Law depend on the enterprise’s geographic location in Israel, the specific year in which the enterprise received approval from the Investment Center or the year it was eligible for Approved/Benefited/Preferred Enterprise status under the Investment Law, and the benefits available at that time.

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

Tax Benefits under the 2011 Amendment and thereafter

An amendment to the Investment Law that became effective on January 1, 2011, generally referred to as the 2011 Amendment, made significant changes to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for reduced and flat corporate tax rates of 7.5% (currently, following the 2017 Amendment described below) or 16% in 2017 and thereafter, with the actual tax rates determined by the location of the enterprise in Israel. The location of Tower's fabrication facilities in Israel (also referred to as “Zone A”) entitles it to benefit from a tax rate of 7.5% on its Preferred Income. According to the 2011 Amendment, the tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership.

•
A company can enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment. The approval of “Preferred Enterprise” status by either the ITA or the Investment Center will be accepted by the other. Therefore, a Preferred Enterprise may be eligible to receive both tax incentives and government grants, under certain conditions.

•	Under the transition provisions, any tax benefits obtained prior to 2011 shall continue to apply until expired, unless the company elects to apply the provisions of the new provisions to its income.

“Preferred Income” is defined as income from a Preferred Enterprise, as specified below, with the condition that the income was produced or arose in the course of the enterprise's ordinary activity in Israel from one of the following (excluding certain income derives from intangible assets which are not attributed to the enterprise's production): income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises) and excluding certain products that are sourced from Israel’s natural resources); income from the sale of semiconductors produced by other non-related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of the Investment Center to be related to the production activity of the Preferred Enterprise; and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

A “Preferred Enterprise” is defined as an Industrial Enterprise (including, inter alia, an enterprise which provides approved R&D services to foreign residents), which generally more than 25% of its business income is from export. As mentioned above, these tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

The Investment Law also determines the conditions and limitations applying to the tax benefits offered to a “Special Preferred Enterprise” (as defined below). A “Special Preferred Enterprise” will be able to enjoy corporate income tax rate in a rate of 5% if located in a development Zone A and 8% if not located in a development Zone A.

A “Special Preferred Enterprise” is defined as a Preferred Enterprise which meets all of the following conditions, during the relevant tax year: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy according to the Investment Law provisions.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty upon a request submitted by the recipient of such dividends. However, if such dividends are paid to an Israeli company no tax will be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate or an exemption)).

The provisions of the 2011 Amendment do not apply to existing Benefited Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to the 2011 Amendment. Nevertheless, a company owning such enterprises may choose to apply the 2011 Amendment to its existing enterprises while waiving benefits provided under the Investment Law as in effect prior to the 2011 Amendment. Once a company elects to be classified as a Preferred Enterprise under the provisions of the 2011 Amendment, the election cannot be rescinded and such company will no longer enjoy the tax benefits of its Approved/Benefited Enterprises.

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

Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Preferred Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on its “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

As we have accumulated unused tax carry forward losses, we have not examined yet the full impact of the 2017 Amendment and the degree to which our facilities in Israel will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment. As of December 31, 2022, Tower does not qualify with the threshold of group turnover of at least NIS 10 billion.

Tax Benefits under the 2021 Amendment

An amendment to the Investment Law that became effective on August 15, 2021, generally referred to as the 2021 Amendment, introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 and onwards. Accordingly, the corporate income tax claw-back will apply to any dividend distribution, as long as the company has Trapped Earnings. As of December 31, 2022, Tower has no Trapped Earnings.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at the rate of 3% on the annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 in 2022 and NIS 698,280 in 2023.

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

The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website (http://www.sec.gov). Our filings with the SEC are also available to the public on the Israel Securities Authority’s Magna website at http://www.isa.gov.il, the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and from commercial document retrieval services. We also generally make available on our own website (www.towersemi.com) our quarterly and year-end financial statements as well as other information. We do not intend for any information contained on our website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

J.  ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk of Interest Rate Fluctuation

Our cash equivalents, short-term deposits and investments in marketable securities are exposed to market risk due to fluctuation in interest rates on our cash deposits and/or investments, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments in those deposits/ securities. Due to the short maturities of our investments and available for sale securities, their carrying value approximates their fair value.

The JP Loan (with an outstanding principal of approximately $83 million as of December 31, 2022) bears annual fixed interest of 1.95%, and approximately $110 million of our subsidiaries’ equipment capital leases bear fixed interest at rates of approximately 2%. Therefore, we are not subject to cash flow exposure, financing expenses or interest rate fluctuations with respect to the JP Loan or capital leases.

However, in the event that market interest rates for similar debt decrease and are lower than the interest rate provided under our capital leases or loans, our actual financing costs would have been higher than they otherwise would have been had our loans or capital leases provided for interest at a floating interest rate. Assuming a 10% change in market interest rate, the effective impact on our capital leases and loans would be immaterial.

Foreign Exchange Risk

We currently operate in three different regions: Japan, the United States and Israel. In addition, we have initial activities in Italy related to the installation of machinery tools at the new fabrication facility that is being established in Agrate, Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY and NIS, revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan.  As the establishment of the facility in Italy progresses, we will be further exposed to the Euro exchange rate fluctuations in relation to the USD regarding our costs denominated in Euro.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2022, the USD appreciated against the NIS by 13.2%, as compared to 3.3% depreciation during the year ended December 31, 2021.

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

During the year ended December 31, 2022, the USD appreciated against the JPY by 14.6%, as compared to 11.7% appreciation during the year ended December 31, 2021. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2022 (from 3.52 NIS/$ to 3.20 NIS/$), the effective impact on our quarterly Israeli expenses would be higher expenses by approximately $4 million, which would partially be offset by the net impact of the hedging executed using the above-described cylinder transactions.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2022 (from 132.0 JPY/$ to 120.0 JPY/$), the effective impact on our quarterly statement of operating results would be lower profitability (higher expenses, net of higher revenue) by approximately $5 million, which would be partially offset by the net impact of the hedging using the above-described cylinder transactions and our natural hedging.

As of December 31, 2022, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY-denominated debt financings: (i) approximately $83 million of TPSCo’s loans bearing a fixed interest rate of 1.95% per annum; (ii) approximately $94  million of equipment capital lease agreements with an annual interest rate of approximately 1.85%; and (iii) approximately $16 million of equipment capital lease agreements with an annual interest rate of approximately 1.95%. However, as of December 31, 2022, we had approximately $110 million of cash and cash equivalents and $10 million of short-term deposits, held in JPY currency accounts and deposits, partially mitigating the above JPY debt exposure. Under the current terms of our JPY cash, cash equivalent and debt financing, we have determined that an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2022 (from 132.0 JPY/$ to 120.0 JPY/$), would not have a material effect on our balance sheet as of December 31, 2022.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2022	2021
	(US dollars in Thousands)
Audit Fees (1)	819	835
Audit-Related Fees (2)	58	9
Tax Fees (3)	1	2
All Other Fees	--	--
	878	846

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

In accordance with our audit committee charter, which requires audit committee pre-approval of audit and non-audit services to be provided by the independent auditors and related fees and terms, all of the services for which audit related fees and tax fees were paid in 2022 and 2021 to our independent auditors were pre-approved by the audit committee.

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

ITEM 16G.       CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules. We have elected to follow the practices of our home country, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•
Distribution of certain reports to shareholders.  As opposed to the Nasdaq Listing Rule 5250(d), which requires listed issuers to make annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, our audited financial statements are available to our shareholders at our offices and will only mail such reports to shareholders upon request.

•
Independent director meetings. Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as permitted by Israeli law. We do not follow the requirements of Nasdaq Listing Rule 5605(b)(2).

•
Compensation of officers. We follow Israeli law and practice with respect to the approval of compensation for our chief executive officer and other executive officers. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements, Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (with respect to the compensation of the chief executive officer and in certain other instances, shareholder approval is also required). Israeli law may differ from the provisions provided for in the Nasdaq Listing Rule 5605(d) (see Exhibit 2.1 to this Annual Report, “Description of Securities”).

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

•
Audit Committee Charter.  Although we have adopted a formal written audit committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in Nasdaq Listing Rule 5605(c)(1).

•
Compensation Committee Charter.  Although we have adopted a formal written compensation committee charter, there is no requirement under the Companies Law to do so and the charter as adopted may not specify all the items enumerated in Nasdaq Listing Rule 5605(d)(1).

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

•
Related Party Transactions.  We review and approve all related party transactions in accordance with the requirements and procedures for approval of related party acts and transactions set forth in Sections 268 to 275 the Companies Law, which may not fully reflect the requirements of Nasdaq Listing Rule 5630.

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

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Global Select Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers. For more information, see “Item 3. “Key Information – D. Risk Factors-Risks Related to the Company – “We are a foreign private issuer and, as a result, the public reporting and disclosure rules to which we are subject, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers”.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.        INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2022 are included in this annual report beginning on page F-1.

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

2.1	Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2021).

4.1	2013 Share Incentive Plan, as amended in 2019 (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

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

4.4
Consortium Agreement, effective as of September 14 , 2021, by and among the Company and ST (certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit) (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

#8.1	List of Subsidiaries.

#12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network

#101	The following financial information from Tower Semiconductor Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language):

Consolidated Balance Sheets as of December 31, 2022 and 2021;

Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and

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

#104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

#Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOWER SEMICONDUCTOR LTD. By: /s/ Russell C. Ellwanger Russell C. Ellwanger Chief Executive Officer May 16, 2023

TOWER SEMICONDUCTOR LIMITED
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

TOWER SEMICONDUCTOR LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2022, the consolidated provision for income taxes was $25.5 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19.

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

•
The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
April 30, 2023

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 30, 2023, expressed an unqualified opinion on those consolidated financial statements.

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
April 30, 2023

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$340,759	$210,930
Short-term deposits	495,359	363,648
Marketable securities (*)	169,694	190,068
Trade accounts receivable	152,935	142,228
Inventories	302,108	234,512
Other current assets	34,319	54,817
Total current assets	1,495,174	1,196,203
LONG-TERM INVESTMENTS	8,796	39,597
PROPERTY AND EQUIPMENT, NET	962,258	876,683
INTANGIBLE ASSETS, NET	7,031	11,820
GOODWILL	7,000	7,000
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	67,349	99,938
TOTAL ASSETS	$2,547,608	$2,231,241

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$62,275	$83,868
Trade accounts payable	150,930	78,712
Deferred revenue and customers' advances	38,911	39,992
Employee related liabilities	58,920	57,747
Other current liabilities	76,352	16,009
Total current liabilities	387,388	276,328
LONG-TERM DEBT	210,069	230,972
LONG-TERM CUSTOMERS' ADVANCES	40,893	69,968
EMPLOYEE RELATED LIABILITIES	7,711	14,622
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	13,006	23,962
TOTAL LIABILITIES	659,067	615,852

Ordinary shares of NIS 15 par value:	440,150	435,453
150,000 authorized as of December 31, 2022 and 2021
110,041 and 109,954 issued and outstanding, respectively, as of December 31, 2022
108,970 and 108,883 issued and outstanding, respectively, as of December 31, 2021
Additional paid-in capital	1,384,398	1,389,051
Cumulative stock based compensation	174,121	149,906
Accumulated other comprehensive loss	(47,537)	(27,883)
Accumulated deficit	(50,879)	(315,448)
	1,900,253	1,631,079
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,891,181	1,622,007
Non-controlling interest	(2,640)	(6,618)
TOTAL SHAREHOLDERS' EQUITY	1,888,541	1,615,389

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,547,608	$2,231,241

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $181,247 and $189,543 as of December 31, 2022 and December 31, 2021, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2022	2021	2020
REVENUES	$1,677,614	$1,508,166	$1,265,684
COST OF REVENUES	1,211,306	1,179,048	1,032,366
GROSS PROFIT	466,308	329,118	233,318
OPERATING COSTS AND EXPENSES:
Research and development	83,911	85,386	78,320
Marketing, general and administrative	80,282	77,221	63,965
Restructuring gain from sale of machinery and equipment, net	(20,243)	-	-
Restructuring expense	10,684	-	-
	154,634	162,607	142,285

OPERATING PROFIT	311,674	166,511	91,033
FINANCING INCOME (EXPENSE), NET	(12,767)	(12,873)	2,870
OTHER INCOME (EXPENSE), NET	(6,934)	1,461	(5,215)
PROFIT BEFORE INCOME TAX	291,973	155,099	88,688
INCOME TAX EXPENSE, NET	(25,502)	(1,024)	(5,399)
NET PROFIT	266,471	154,075	83,289
Net income attributable to non-controlling interest	(1,902)	(4,063)	(987)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$264,569	$150,012	$82,302

BASIC EARNINGS PER SHARE
Earnings per share	$2.42	$1.39	$0.77
Weighted average number of shares	109,349	108,279	107,254

DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$2.39	$1.37	$0.76
Net profit used for diluted earnings per share	$264,569	$150,012	$82,302
Weighted average number of ordinary shares outstanding
used for diluted earnings per share	110,754	109,798	108,480

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2022	2021	2020
Net profit	$266,471	$154,075	$83,289
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(27,595)	(18,995)	7,830
Change in employees plan assets and benefit obligations, net of taxes	(938)	709	(394)
Unrealized loss on derivatives	(690)	(859)	(1,774)
Comprehensive income	237,248	134,930	88,951
Comprehensive loss (income) attributable to non-controlling interest	7,667	3,708	(4,914)
Comprehensive income attributable to the Company	$244,915	$138,638	$84,037

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional		other	currency				Non
	shares	shares	paid-in	Unearned	comprehensive	translation	Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2020	106,895	$426,111	$1,395,376	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

Changes during the year ended December 31, 2020:
Exercise of options and RSUs	1,115	4,885	(2,281)								2,604
Employee stock-based compensation				16,988							16,988
Cumulative effect upon adoption of ASC 326							(364)				(364)
Other comprehensive income:
Profit							82,302		$82,302	987	83,289
Foreign currency translation adjustments						3,903			3,903	3,927	7,830
Change in employees plan assets and benefit obligations					(394)				(394)		(394)
Unrealized loss on derivatives					(1,774)				(1,774)		(1,774)
Comprehensive income									$84,037
BALANCE AS OF DECEMBER 31, 2020	108,010	430,996	1,393,095	124,762	(262)	(16,247)	(465,460)	(9,072)		(2,910)	1,454,902

Changes during the year ended December 31, 2021:
Exercise of options and RSUs	960	4,457	(4,044)								413
Employee stock-based compensation				25,144							25,144
Other comprehensive income:
Profit							150,012		$150,012	4,063	154,075
Foreign currency translation adjustments						(11,224)			(11,224)	(7,771)	(18,995)
Change in employees plan assets and benefit obligations					709				709		709
Unrealized loss on derivatives					(859)				(859)		(859)
Comprehensive income									$138,638
BALANCE AS OF DECEMBER 31, 2021	108,970	435,453	1,389,051	149,906	(412)	(27,471)	(315,448)	(9,072)		(6,618)	1,615,389

Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Unrealized loss on derivatives					(690)				(690)		(690)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	$440,150	$1,384,398	$174,121	$(2,040)	$(45,497)	$(50,879)	$(9,072)		$(2,640)	$1,888,541
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2022	109,954

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2022	2021	2020
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$266,471	$154,075	$83,289

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	292,638	270,710	240,531
Effect of exchange rate differences and fair value adjustment	10,362	1,138	6,645
Other expense (income), net	6,934	(1,461)	5,215

Changes in assets and liabilities:
Trade accounts receivable	(15,232)	14,335	(33,087)
Other current assets	20,427	(26,731)	(7,999)
Inventories	(77,891)	(44,192)	(2,891)
Trade accounts payable	(20,893)	(25,004)	(18,576)
Deferred revenue and customers' advances	(30,069)	74,524	(3,072)
Employee related liabilities and other current liabilities	61,033	16,850	347
Long-term employee related liabilities	2,956	(2,681)	3,936
Deferred tax, net and other long-term liabilities	13,084	(10,270)	2,223
Net cash provided by operating activities	529,820	421,293	276,561

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment	(366,403)	(313,808)	(313,656)
Proceeds related to sale and disposal of property and equipment	152,866	34,548	57,117
Proceeds from investment realization	2,574	-	-
Investments in other assets	(1,037)	(1,792)	(1,450)
Deposits and marketable securities, net	(117,448)	(57,892)	(105,620)
Net cash used in investing activities	(329,448)	(338,944)	(363,609)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from an investment in a subsidiary	11,685	-	-
Exercise of options, net	44	458	2,512
Proceeds from loans	-	96,143	-
Loans repayment	-	(97,174)	-
Principal payments on account of capital lease obligation	(38,536)	(35,391)	(25,364)
Debentures repayment	(39,843)	(40,893)	(38,335)
Net cash used in financing activities	(66,650)	(76,857)	(61,187)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,893)	(6,245)	4,357

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	129,829	(753)	(143,878)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	210,930	211,683	355,561
CASH AND CASH EQUIVALENTS - END OF PERIOD	$340,759	$210,930	$211,683

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2022	2021	2020
NON-CASH ACTIVITIES:
Investments in property and equipment	$169,376	$65,634	$35,271

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$12,358	$5,590	$10,524
Cash paid during the period for interest	$4,458	$4,561	$6,633
Cash paid for (received from) income taxes, net during the period	$12,802	$8,288	$(2,436)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 1:       DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. (formerly named “Jazz US Holdings, Inc.”) and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (formerly named “Jazz Semiconductor, Inc.”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (formerly named “TowerJazz Texas, Inc.”) (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (formerly named “TowerJazz Panasonic Semiconductor Co. Ltd.”) (“TPSCo”), an independent semiconductor foundry which operated three semiconductor manufacturing facilities located in Tonami, Uozu and Arai (one of which, Arai facility ceased its operations in July 2022, see Note 14B2), in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”). PSCS’ name changed to NTCJ following the purchase of PSCS by Nuvoton Technology Corporation (“Nuvoton”) from Panasonic Corporation in September 2020; and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated during 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) to share manufacturing capacity that is planned to be established in a new 300 mm fabrication facility in Agrate, Italy. During 2022, TSIT started installation of certain tools in the Agrate facility and the development of certain processes and technologies that it expects to transfer to the Agrate facility. As of December 31, 2022, the operations in Italy have not commenced (see Note 14E).

On February 15, 2022, Intel Corporation (“Intel”) and Tower announced the signing of a definitive agreement under which Intel will acquire all of Tower’s outstanding Ordinary Shares for cash consideration of $53 per share. The transaction was approved by Tower’s shareholders and is subject to certain regulatory approvals and customary closing conditions.

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed signal/CMOS, RF CMOS, CMOS image sensor, integrated power management and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, as of December 31, 2022, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and two in Japan through TPSCo (one 200mm and one 300mm).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, the impact of the COVID-19 pandemic continues to evolve as well as the global responses to curb its spread and to treat its impact, which have caused disruption to certain business sectors globally, resulting in economic and other difficulties in many regions worldwide, including supply chain shortages, absence of workforce due to infected and/or quarantined employees and service providers, as well as extended lead times for ordered equipment and supplies. To date, the COVID-19 pandemic has not had a material adverse effect on the Company's business operations, its financial position or its financial stability.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.	Use of Estimates in Preparation of Financial Statements

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

C.	Principals of Consolidation

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

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company classifies its marketable securities as "available-for-sale", as the Company intends to hold them for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity, mix of the Company’s assets and liabilities, liquidity needs and other similar factors. Securities classified as available for sale are measured at fair value, based on quoted market prices. Gains and losses are recognized on a specific identification basis, in the Company's consolidated statements of operations. Unrealized gains and losses are recorded in (i) other comprehensive income (loss) in the Company’s shareholders’ equity report in periods the Company has no specific need and/ or plan to use cash by selling such securities, or (ii) in the statement of operations as financing expenses (income) in periods the Company has a specific need and/ or plan to use cash by selling such securities.

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

G.	Trade Accounts Receivable – Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for such estimated forward-looking losses (current expected losses). The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off using this allowance when it becomes evident that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $3,460 and $946 as of December 31, 2022 and 2021, respectively.

H.	Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company writes-down the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at production costs including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location and condition in the production line.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

I.	Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect between fair value and a measurement alternative of cost, less impairments, and further adjust up or down, based on observable price changes in orderly transactions for identical or similar investments of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations. See also Note 2L below.

J.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment, and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing, and installing facilities and equipment, as well as technology transfer.

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

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2022, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company operates in one reporting unit. The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to do so. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2022, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

Investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. Based on ASC 321-10-35-3, the Company’s impairment analysis considers qualitative factors to evaluate whether the investment is impaired. For the year ended December 31, 2022, the Company recorded an impairment of $6,978 on account of one of its investments which was fully impaired.

M.	Leases

Effective January 1, 2019, the Company adopted ASC 842 “Leases” using the modified retrospective transition method and recognize a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

AS OF DECEMBER 31, 2022

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

S.	Functional Currency and Exchange Rate Results

The currency of the primary economic environment in which Tower, TSSA, TSNB and TSIT conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

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

AS OF DECEMBER 31, 2022

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

The carrying value of the Company’s financial instruments of cash, bank deposits, account receivables, payables and accrued liabilities, approximate their current fair values in accordance with their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investments in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

W.	Recently Adopted Accounting Pronouncements

(i) In March 2020, the FASB issued ASU No. 2020-04,” Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides temporary optional guidance to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and London Interbank Offered Rate (“LIBOR”). The guidance includes practical expedients for contract modifications due to reference rate reform. Generally, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform - Scope," which clarified the scope and application of the original guidance. This guidance is effective immediately and is only available through December 31, 2022. In December 2022 the FASB issued ASU No. 2022-06,” Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”, which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. This guidance did not impact the Company’s consolidated financial position, results of operations or cash flows.

X.	Recently Issued Accounting Pronouncements Not Yet Adopted

The Company does not expect recently issued accounting standards or interpretations to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 3: INVENTORIES

Inventories consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Raw materials	$158,763	$81,734
Work in process	116,553	146,840
Finished goods	26,792	5,938
	$302,108	$234,512

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $8,192 and $2,775 as of December 31, 2022 and 2021, respectively.

NOTE 4: OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Direct and indirect Tax receivables	$21,902	$5,540
Prepaid expenses	9,783	36,786
Receivables from Hedging transactions - see Notes 10, 12A and 12D	1,685	10,322
Other receivables	949	2,169
	$34,319	$54,817

NOTE 5: LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Severance-pay funds	$2,075	$11,942
Long-term bank deposits	-	12,500
Investments in privately held companies	6,721	15,155
	$8,796	$39,597

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Original cost: (*)
Land and Buildings, including facility infrastructure	$429,277	$432,069
Machinery and equipment	3,576,824	3,254,062
	$4,006,101	$3,686,131
Accumulated depreciation:
Buildings, including facility infrastructure	$(279,408)	$(267,942)
Machinery and equipment	(2,764,435)	(2,541,506)
	$(3,043,843)	$(2,809,448)
	$962,258	$876,683

(*) Original cost includes ROU assets under capital lease in the amount of $223,716 and $211,790 as of December 31, 2022 and 2021, respectively. The depreciation expense of such assets amounted to $14,215 and $14,037 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of approximately $285,000.

NOTE 7: INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2022:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$6,692	$(5,180)	$1,512
Facilities’ lease	19	33,500	(28,105)	5,395
Customer relationships	15	2,600	(2,476)	124
Total identifiable intangible assets		$42,792	$(35,761)	$7,031

Intangible assets consist of the following as of December 31, 2021:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$8,172	$(3,332)	$4,840
Facilities’ lease	19	33,500	(26,817)	6,683
Customer relationships	15	2,600	(2,303)	297
Total identifiable intangible assets		$44,272	$(32,452)	$11,820

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 8: DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Deferred tax asset (see Note 19)	$32,787	$53,526
ROU - assets under operating leases	10,355	14,113
Fair value of cross-currency interest rate swap (see Note 12D)	-	4,372
Prepaid long-term land lease, net	2,812	2,934
Long-term prepaid expenses	21,395	24,993
	$67,349	$99,938

NOTE 9: OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2022 and 2021:

Details	2022	2021
Proceeds on account of machinery and equipment to be sold as part of Arai restructuring (see also note 14B)	$60,121	$-
Tax payables	7,953	10,272
Hedging transactions payables	6,947	3,040
Interest payable on debt	253	588
Others	1,078	2,109
	$76,352	$16,009

NOTE 10: LONG-TERM DEBT - SERIES G DEBENTURES

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures were payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carried an annual interest rate of 2.79%. The principal and interest amounts were denominated in NIS and were not linked to any index or to any other currency. The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate changes’ impact on the principal and interest using a cross-currency swap.

As of December 31, 2022 and December 31, 2021, the outstanding principal amount of Series G Debentures was NIS 67 million and NIS 201 million, respectively (approximately $19,000 and $64,000, respectively), with related hedging transactions net asset fair value of approximately $2,000 and $13,000, respectively. The changes in the fair value of the outstanding principal amount of the debentures and in the fair value of the hedging transactions were attributed to the corresponding changes in the exchange rates during the reported periods (see Note 12D). The Series G Debentures’ indenture included customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2022, the Company was in compliance with all of the financial covenants under the indenture. As of March 31, 2023, the Series G Debentures were fully redeemed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 10: LONG-TERM DEBT - SERIES G DEBENTURES (Continued)

Composition by repayment schedule as of December 31, 2022:

Details	Interest Rate	2023	Total
Series G Debentures	2.79%	$18,997	$18,997
Accretion of carrying amount to principal amount			(32)
Carrying amount			$18,965

NOTE 11: LONG-TERM DEBT - OTHERS

A.	Composition

As of December 31, 2022 and 2021:

Details	2022	2021
Long-term JPY loan - principal amount - see Notes 11B and 11C below	$83,368	$95,572
Capital leases and other long-term liabilities - see Note 11D below	159,656	141,073
Operating leases - see Note 11E below	10,355	14,113
Less - current maturities	(43,310)	(41,324)
	$210,069	$209,434

B.	Repayment Schedule of Long-term JPY Loan

As of December 31, 2022:

Details	Interest Rate	2023	2024	2025	2026	2027	Total
Long-term JPY loan	1.95%	$-	$11,911	$23,819	$23,819	$23,819	$83,368

C.	Long-term JPY Loan

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

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, NTCJ, or any of their affiliates (see also Note 14B).

As of December 31, 2022, TPSCo was in compliance with all of the financial ratios and covenants under the JP Loan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 11: LONG-TERM DEBT - OTHERS (Continued)

D.	Capital Lease Agreements and Other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements are denominated in JPY and contain annual interest rates of approximately 2% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements (see also Note 14B).

TPSCo leases its fabrication facility buildings in Japan from NTCJ under a long-term capital lease until at least March 2032.

As of December 31, 2022 and 2021, the Company’s total outstanding capital lease liabilities for fixed assets were $158,114 and $139,037, respectively, of which $39,610 and $36,282 respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2022:

Fiscal Year	Amount ($)
2023	$42,604
2024	43,956
2025	28,603
2026	26,701
2027	4,888
2028 and on	20,778
Total	167,530
Less - imputed interest	(7,874)
Total	$159,656

E.	Operating Lease Agreements

The Company enters into operating leases from time to time for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2022, 2021 and 2020 was $5,867, $7,535 and $7,627, respectively. During 2022, cash paid for operating lease liabilities was $5,680.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 11: LONG-TERM DEBT - OTHERS (Continued)

The following presents the composition of operating leases in the balance sheets:

Details	Classification in the Consolidated Balance Sheets	December 31, 2022	December 31, 2021
ROU - assets under operating leases	Deferred tax and other long-term assets, net	$10,355	$14,113
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,171	$4,512
Long-term operating lease liabilities	Long-term debt	7,184	9,601
Total operating lease liabilities		$10,355	$14,113
Weighted average remaining lease term (years)		4.3	4.8
Weighted average discount rate		1.94%	1.94%

The following presents the maturity presentation of operating lease liabilities as of December 31, 2022:

Fiscal Year	Amount ($)
2023	$3,134
2024	2,406
2025	2,235
2026	2,222
2027	671
Total	10,668
Less - imputed interest	(313)
Total	$10,355

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 11: LONG-TERM DEBT - OTHERS (Continued)

F.	Wells Fargo Credit Line

TSNB entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000 maturing in September 2023 (the “TSNB Credit Line Agreement”). The applicable interest on loans under the TSNB Credit Line Agreement is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the SOFR rate plus a margin ranging from 1.25% to 1.75% per annum.

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

As of December 31, 2022, TSNB was in compliance with all of the covenants under the TSNB Credit Line Agreement.

As of December 31, 2022, the borrowing availability under the TSNB Credit Line Agreement was approximately $61,000, of which approximately $500 was utilized through letters of credit.

As of December 31, 2022, and 2021, no loan amounts were outstanding under the TSNB Credit Line Agreement.

NOTE 12:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

The Company formally designates qualifying derivatives as hedge relationships (“hedges”) and applies hedge accounting when considered appropriate. The Company does not use derivative financial instruments for trading or speculative purposes.

A.	Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower’s expenses are denominated in NIS, Tower enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. In 2022, the exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently upon maturity reclassified into the statement of operations at the same time that the hedged item’s exposure results were recorded in the statement of operations.

Gains (losses) reclassified from other comprehensive income into net income (loss) recognized in COGS in the Company’s consolidated statements of operations for the year ended December 31, 2022 were $36,857.

In 2021 the Company did not apply hedge accounting to its exchange rate transaction-related derivatives and changes in the fair values of such derivatives were charged as incurred to the statements of operations.

As of December 31, 2022, the fair value amounts of such exchange rate agreements were $3,805 in a liability position, presented in other current liabilities with a face value of $157,000. As of December 31, 2021, the fair value amounts of such exchange rate agreements were $2,134 in an asset position, presented in other current assets with a face value of $67,500.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 12:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

As the functional currency of the Company is the USD and part of TPSCo revenues and expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. As of December 31, 2022, and 2021, the fair value amounts of such exchange rate agreements were $3,142 in a liability position and $3,040 in a liability position, respectively, presented in other current liabilities and other current liabilities, respectively, with a face value of $217,000 and $164,000, respectively.

In 2022 the related derivatives were accounted for as cash flow hedges resulting in gain or loss initially reported as a component of OCI and subsequently reclassified into the statement of operations at the same time that the hedged item’s exposure results were recorded in the statement of operations.

In 2021 the Company did not apply hedge accounting to its derivatives protecting the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. Exchange rate transaction-related derivatives and changes in the fair values of such derivatives were charged as incurred to the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivatives, trade receivables and government and other receivables. The Company’s cash, deposits, marketable securities and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

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

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2022 and 2021. The fair value of debentures, based on quoted market prices as of December 31, 2022 and 2021, was approximately $19,000 and $66,000, respectively, compared to carrying amounts of approximately $19,000 and $64,000, for the above dates, respectively.

D.	Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions using a cross-currency swap to mitigate the foreign exchange rate changes’ impact on principal and interest arising from the Series G Debentures’ denomination in NIS.

As of December 31, 2022, the fair value of the swap was $1,685 in an asset net position and was presented in other current assets. As of December 31, 2021, the fair value of the swap was $12,560 in an asset net position, of which $8,188 was presented in other current assets and $4,372 was presented in long-term assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 12:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

As of December 31, 2022 and December 31, 2021, the effective portions of $16 loss and $27 income, respectively were recorded in OCI, of which a loss of $16 will be recorded in earnings during the first three months of 2023. For the years ended December 31, 2022 and December 31, 2021, the hedging effect of the swap on the Company’s results of operations was loss of $5,966 and income of $542, respectively, and was recognized as financing income (loss), to offset the effect of the rate difference related to the Series G Debentures.

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

For cross-currency swap and derivatives measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 12:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2I). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2022, the Company recorded a decrease of $6,978 in the value of such investments, and for the year ended December 31, 2021, the Company recorded a decrease of $2,963 in the value of such investments, presented in other income (expense), net in the statements of operations.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2022	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$1,685	$-	$1,685	$-
Privately held companies	6,720	-	-	6,720
Marketable securities held for sale	169,694	169,694	-	-
Foreign exchange forward and cylinders - net liability position	(6,947)	-	(6,947)	-
	$171,152	$169,694	$(5,262)	$6,720

Details	December 31, 2021	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$12,560	$-	$12,560	$-
Privately held companies	15,155	-	-	15,155
Marketable securities held for sale	190,068	190,068	-	-
Foreign exchange forward and cylinders - net liability position	(906)	-	(906)	-
	$216,877	$190,068	$11,654	$15,155

F.Short-Term and Long-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2022 included short-term deposits in the amount of $495,359 and marketable securities with applicable accrued interest in the amount of $169,694; as of December 31, 2021, deposits and marketable securities included short-term deposits in the amount of $363,648, marketable securities with applicable accrued interest in the amount of $190,068 and a long-term bank deposit in the amount of $12,500.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 12:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2022:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$158,089	$535	$(11,656)	$146,968
Government bonds	22,686	-	(1,130)	21,556
Municipal bonds	472	-	(8)	464
	$181,247	$535	$(12,794)	$168,988

* Excluding accrued interest of $706.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2022, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$78,855	$75,365
Due within 2-5 years	98,034	89,943
Due after 5 years	4,358	3,680
	$181,247	$168,988

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2021:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$161,491	$1,453	$(1,311)	$161,633
Government bonds	27,332	1	(399)	26,934
Municipal bonds	472	-	-	472
Certificate of deposit	248	5	-	253
	$189,543	$1,459	$(1,710)	$189,292

* Excluding accrued interest of $776.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

Investments with continuous unrealized losses for less than twelve months and twelve months or more and their related fair values as of December 31, 2022 and December 31, 2021, were as indicated in the following tables:

	December 31, 2022
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$57,388	$(3,160)	$87,065	$(8,496)	$144,453	$(11,656)
Government bonds	11,193	(319)	10,363	(811)	21,556	(1,130)
Municipal bonds	-	-	464	(8)	464	(8)
Total	$68,581	$(3,479)	$97,892	$(9,315)	$166,473	$(12,794)

	December 31, 2021
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$87,495	$(1,129)	$11,182	$(182)	$98,677	$(1,311)
Government bonds	13,117	(164)	10,725	(235)	23,842	(399)
Total	$100,612	$(1,293)	$21,907	$(417)	$122,519	$(1,710)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES

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

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $6,269, $5,941 and $5,254 for 2022, 2021 and 2020, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8.5% for 2022 and 7.7% for 2021 with employees’ average match of 0.8% of the employees’ base salary to the DC Plan. Such contribution releases the employer from further obligation to make any additional payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2022, 2021 and 2020 amounted to $4,838, $5,331 and $6,132, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)

B.	TSNB Employee Benefit Plans

The following information provides the changes in 2022, 2021 and 2020 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Net periodic benefit cost:
Service cost	$4	$5	$6
Interest cost	57	52	57
Amortization of prior service costs	-	-	-
Amortization of net loss (gain)	(157)	(179)	(241)
Total net periodic benefit cost	$(96)	$(122)	$(178)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	(515)	(23)	146
Amortization of prior service costs	-	-	-
Amortization of net gain (loss)	157	179	241
Total recognized in other comprehensive income (loss)	$(358)	$156	$387
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(454)	$34	$209
Weighted average assumptions used:
Discount rate	3.00%	2.80%	3.40%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	6.00%/8.50%	6.00%/6.50%	6.20%/(5.00)%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	6.00%/6.40%	6.00%/6.50%	6.20%/6.10%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2031/2031	2029/2029	2029/2029
Measurement date	December 31, 2022	December 31, 2021	December 31, 2020

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,912	$1,882	$1, 689
Service cost	4	5	6
Interest cost	57	52	57
Benefits paid	(4)	(4)	(16)
Change in medical plan provisions	-	-	-
Actuarial loss (gain)	(515)	(23)	146
Benefit medical plan related obligation end of period	$1,454	$1,912	$1,882
Change in plan assets:
Fair value of plan assets at beginning of period	$-	$-	$-
Employer contribution	4	4	16
Benefits paid	(4)	(4)	(16)
Fair value of plan assets at end of period	$-	$-	$-
Medical plan related net funding	$(1,454)	$(1,912)	$(1,882)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:    EMPLOYEE RELATED LIABILITIES (Continued)

As of December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Amounts recognized in statement of financial position:
Current liabilities	$(59)	$(48)	$(62)
Non-current liabilities	(1,395)	(1,864)	(1,820)
Net amount recognized	$(1,454)	$(1,912)	$(1,882)
Weighted average assumptions used:
Discount rate	5.10%	3.00%	2.80%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	7.30%/9.25%	5.80%/8.50%	6.00%/6.50%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	7.30%/8.30%	5.80%/6.20%	6.00%/6.50%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.50%/4.50%	4.40%/4.50%	4.50%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.50%/4.50%	4.40%/4.40%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2031/2031	2031/2031	2029/2029

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2023	$59
2024	70
2025	69
2026	73
2027	81
2028 - 2032	$455

Description of Significant Gains and Losses in Obligations:

For fiscal year ended December 31, 2022, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase compared to the prior year. For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 3.00%, compared to 2.80% in the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

Details	2022	2021	2020
Net periodic benefit cost:
Interest cost	$627	$575	$687
Expected return on plan assets	(778)	(788)	(909)
Expected administrative expenses	200	100	100
Amortization of prior service costs	3	3	3
Amortization of net loss	-	27	27
Total net periodic benefit cost	$52	$(83)	$(92)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	1,545	(1,038)	149
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain	-	(27)	(27)
Total recognized loss (gain) in other comprehensive income (loss)	$1,542	$(1,068)	$119
Total recognized in net periodic benefit cost (gain) and other comprehensive income (loss)	$1,594	$(1,151)	$27
Weighted average assumptions used:
Discount rate	2.90%	2.50%	3.20%
Expected return on plan assets	3.10%	3.10%	3.80%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:    EMPLOYEE RELATED LIABILITIES (Continued)

The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

Details	2022	2021	2020
Change in benefit obligation:
Benefit obligation at beginning of period	$22,081	$23,467	$21,908
Interest cost	627	575	687
Benefits paid	(804)	(778)	(736)
Change in plan provisions	-	-	-
Actuarial loss (gain)	(4,468)	(1,183)	1,608
Benefit obligation end of period	$17,436	$22,081	$23,467
Change in plan assets:
Fair value of plan assets at beginning of period	$25,750	$25,985	$24,454
Actual return on plan assets	(5,211)	616	2,337
Employer contribution	-	-	-
Expenses paid	(224)	(73)	(69)
Benefits paid	(804)	(778)	(737)
Fair value of plan assets at end of period	$19,511	$25,750	$25,985
Funded Status	$2,075	$3,669	$2,518
Amounts recognized in statement of financial position:
Non-current assets	$2,075	$3,669	$2,518
Non-current liabilities	-	-	-
Net amount recognized	$2,075	$3,669	$2,518
Weighted average assumptions used:
Discount rate	5.10%	2.90%	2.50%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2023	$1,018
2024	1,101
2025	1,173
2026	1,225
2027	1,261
2028 - 2032	$6,441

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 13:    EMPLOYEE RELATED LIABILITIES (Continued)

Description of Significant Gains and Losses in Obligations:

For fiscal year ended December 31, 2022, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 5.10%, compared to 2.90% in the prior year. For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 2.90%, compared to 2.50% in the prior year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2022:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,511	$-
Total plan assets at fair value	$-	$19,511	$-

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2021:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$25,750	$-
Total plan assets at fair value	$-	$25,750	$-

TSNB’s pension plan weighted average asset allocations on December 31, 2022, by asset category are as follows:

Asset Category	December 31, 2022	Target allocation 2023
Equity securities	9%	10%
Debt securities	91%	90%
Total	100%	100%

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

AS OF DECEMBER 31, 2022

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

NOTE 14:     COMMITMENTS AND CONTINGENCIES

A. Liens

Loans, Bonds and Capital Leases

For liens relating to the TSNB Credit Line Agreement, see Note 11F. For liens under TPSCo’s JP Loan, see Note 11C. For liens under the capital lease agreements, see Note 11D. For negative pledge under the Series G Debentures’ indenture, see Note 10.

B. TPSCo

1.          Renewed Contracts

In August 2022, agreements were signed between Tower, TPSCo and NTCJ to extend the business relationship of these three companies through March 2027 under certain amended terms, including changes to the commercial pricing for the manufacturing and other services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

2.         Japanese Facility Operations Restructuring

As part of agreements signed in 2019, as amended thereafter, between the Company, NTCJ and TPSCo, it has been decided to re-organize and re-structure operations in Japan such that, while operations at the Uozu and Tonami facilities will remain unchanged, the Arai manufacturing factory, which was manufacturing products solely for NTCJ and was not serving the Company’s customers, will cease operations. This cessation of operations of Arai factory occurred in June 2022 and during 2022 TPSCo initiated the process of transferring part of the machinery and equipment from the Arai factory to the Tonami factory for operations there-at. The rest of the machinery and equipment were sold to third parties. The restructuring process, including the transfer and installation of machinery and equipment in the Tonami factory and the sale of the other equipment, is expected to be completed during 2023. For the year ended December 31, 2022, the Company recorded restructuring gain from sale of machinery and equipment, net of $20,243 as well as restructuring expense of $10,684.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 14:     COMMITMENTS AND CONTINGENCIES (Continued)

Changes in accruals related to Arai factory cessation for the year ended December 31, 2022 were as follows:

Details	Asset disposal accrual	Other Restructuring costs accrual
Accrued balance as of January 1, 2022	$2,250	$-
Expenses accrued	-	10,684
Accruals related to assets	521	2,654
Cash payments	(808)	(5,703)
Accrued balance as of December 31, 2022	$1,963	$7,635

C. License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D. TSNB Lease Agreement

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

E. Definitive Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm manufacturing fabrication facility that is planned to be established in Agrate Italy. The fab is currently under construction by ST. The parties are planning to share the cleanroom space and the facility infrastructure that shall be built, with the Company installing its own equipment in one-third of the total space. TSIT and ST will invest in their respective process equipment, and work to accelerate the process flows transfer to the fab, product development, qualification and subsequent ramp-up. Operations will continue to be managed by ST. During 2022, TSIT started installation of certain tools in the Agrate facility and the development of certain processes and technologies that it expects to transfer to the Agrate facility. As of December 31, 2022, the operations in Italy have not commenced.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 14:     COMMITMENTS AND CONTINGENCIES (Continued)

F. Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of products IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15:     SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2022, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 110 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Equity Incentive Plans

(1)          Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

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

Under the 2013 Plan, the Company granted, in 2022 and 2021, a total of 0.61 million restricted stock units (“RSUs”) and 1.0 million RSUs, respectively, to its employees and directors (including the below-described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period taking into consideration compliance with performance criteria, if any.

During 2022, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the Company’s 2013 Plan:

(i) 59 thousand time-vested RSUs and 97 thousand performance RSUs (“PSUs”) subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of the RSUs granted was approximately $7,200. As was approved by shareholders in 2019, the grant also includes a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him on or after May 2019;

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 15:     SHAREHOLDERS’ EQUITY (Continued)

(ii) 6.5 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and

(iii) 2.7 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the Chairman and the members of the Board will have to own, commencing July 2025, ordinary shares of the Company at a minimum value that equals at least 50% of their annual cash compensation (the “BOD Minimum Holding”). The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to them on or after July 2020.

During 2021, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the Company’s 2013 Plan:

(i) 80 thousand time-vested RSUs and 132 thousand performance RSUs (“PSUs”) subject also to time-vesting, consisting of 120 thousand base PSUs and 12 thousand upside PSUs to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of the RSUs granted was approximately $6,000. In addition, the Company's CEO was awarded 31 thousand PSUs that would vest upon attainment of certain performance conditions and not before one year from the date of grant, with a compensation value of approximately $1,000. As was approved by shareholders in 2019, the grant also includes a Minimum Holding requirement;

(ii) 10.3 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and

(iii) 4.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the grants to the Chairman and the members of the Board include a BOD Minimum Holding requirement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

Under the compensation plan of the Company, and as approved by the Company’s shareholders in September 2013, all of the awards to the CEO shall be accelerated upon the occurrence of a change of control event (as defined therein), subject to termination of his employment (or resignation due to diminution of responsibilities, as defined therein).

With respect to the members of the Board of Directors, including the Chairman, in the event of termination, such as termination due to a change of control event, each Director who served less than 5 years on the Board of Directors would be entitled to acceleration of 50% of all of his/her unvested equity and each Director who served 5 years or more on the Board of Directors would be entitled to acceleration of all of his/her unvested equity.

Further grants may be approved subject to Compensation Committee, Board of Directors and shareholders’ approval, as may be required by law.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 15:     SHAREHOLDERS’ EQUITY (Continued)

(2)          i. Share Options awards:

	2022		2021		2020
Details	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	2,558	$17.16	32,805	$15.28	343,451	$8.79
Granted	-	$-	-	$-	-	$-
Exercised	(2,558)	$17.16	(30,247)	$15.12	(308,479)	$8.14
Terminated	-	$-	-	$-	(667)	$9.90
Forfeited	-	$-	-	$-	(1,500)	$4.42
Outstanding as of end of year	-	$-	2,558	$17.16	32,805	$15.28
Options exercisable as of end of year	-	$-	2,558	$17.16	32,805	$15.28

ii. RSUs awards:

	2022		2021		2020
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	2,211,100	$24.11	2,223,043	$19.45	2,013,613	$19.13
Granted	612,881	$44.99	1,002,275	$29.91	1,105,155	$19.86
Converted	(1,068,219)	$21.99	(929,466)	$19.56	(806,993)	$20.45
Forfeited	(42,766)	$24.24	(84,752)	$20.28	(88,732)	$18.62
Outstanding as of end of year	1,712,996	$32.90	2,211,100	$24.11	2,223,043	$19.45

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 15:     SHAREHOLDERS’ EQUITY (Continued)

(3)          Summary of Information about Employees’ Share Incentive Plans

No options were outstanding as of December 31, 2022

Details for the year ended December 31	2022	2021	2020
The intrinsic value of options exercised	$77	$504	$4,429
The original fair value of options exercised	$19	$188	$1,018

Details for the year ended December 31	2022	2021	2020
The intrinsic value of converted RSUs	$48,829	$27,807	$15,971
The original fair value of converted RSUs	$23,492	$18,183	$16,506

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2022, 2021 and 2020 as follows:

Details	2022	2021	2020
Cost of goods	$7,393	$7,003	$5,197
Research and development, net	4,754	4,855	3,568
Marketing, general and administrative	12,068	13,286	8,223
Total stock-based compensation expense	$24,215	$25,144	$16,988

C.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand Tower’s ordinary shares. These shares are classified as treasury shares.

D.	Dividend Restriction

Tower is subject to certain limitations on dividend distribution under the Series G Debentures indenture that allows for distribution of dividends subject to satisfying certain financial ratios.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 16:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
USA	49%	41%	44%
Japan	16	22	28
Asia (other than Japan)	26	30	22
Europe	9	7	6
Total	100%	100%	100%

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

As of December 31, 2022 and 2021:

Details	2022	2021
Israel	$248,711	$238,758
United States	257,759	264,038
Europe	147,493	-
Japan	308,295	373,887
	$962,258	$876,683

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2022, no customer exceeded 10% of the net accounts receivable balance. As of December 31, 2021, one customer exceeded 10% of the net accounts receivable balance and represented 14% of such balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 16:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Continued)

D.	Major Customers - as Percentage of Total Revenue

Years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Customer A	14%	21%	25%
Customer B	9	13	11
Other customers *	24	20	23

*
Represents aggregated revenue to four customers that accounted for between 4% and 8% of total revenue during 2022, to four customers that accounted for between 4% and 7% of total revenue during 2021, and to four customers that accounted for between 4% and 7% of total revenue during 2020.

NOTE 17:     FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Interest expense	$(5,687)	$(7,312)	$(6,755)
Interest income	13,596	5,368	8,484
Series G Debentures amortization, related exchange rate and related hedging results	(772)	(1,773)	(3,045)
Exchange rate and related hedging results	(3,986)	(7,092)	5,509
Marketable securities fair value adjustments	(9,225)	-	-
Bank fees and others	(6,693)	(2,064)	(1,323)
	$(12,767)	$(12,873)	$2,870

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 18:     RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balance

The nature of the relationship involved as of December 31, 2022 and 2021:

Details		2022	2021
Long-term investment	Equity investment in a limited partnership	$57	$57

B.	Transactions

Description of the transactions for the years ended December 31, 2022, 2021 and 2020:

Details	Description of the transactions	2022	2021	2020
General and administrative expense	Directors’ fees and reimbursement to directors	$696	$771	$787

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

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

Under the Preferred Enterprise regime, Tower’s entire preferred income is subject to a tax rate of 7.5%. Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, shall be taxed at the regular corporate tax rate of 23%.

B. Income Tax Provision

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

The Company’s income tax provision consists of the following for the years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Current tax expense:
Foreign	$13,167	$13,504	$2,232
Deferred tax expense (benefit):
Local	21,550	2,518	8,481
Foreign	(9,215)	(14,998)	(5,314)
Income tax expense	$25,502	$1,024	$5,399

Details	2022	2021	2020
Profit before taxes:
Local	$295,438	$166,273	$100,145
Foreign	(3,465)	(11,174)	(11,457)
Total profit before taxes	$291,973	$155,099	$88,688

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 19:      INCOME TAXES (Continued)

C. Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*), as of December 31, 2022 and 2021:

Details	2022	2021
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$53,473	$77,586
Employees compensation	7,670	5,366
Accruals and allowances	10,935	7,863
Research and development credit	21,340	20,633
Research and development - Section 174	11,748	-
Others	1,894	3,737
	107,060	115,185
Valuation allowance, see Note 19F below	(17,541)	(11,644)
Deferred tax assets	$89,519	$103,541
Deferred tax liabilities - long-term:
Depreciation and amortization	$(69,314)	$(72,678)
Others	77	(1,114)
Deferred tax liabilities	$(69,237)	$(73,792)

Presented in long term deferred tax assets	$32,787	$53,526
Presented in long term deferred tax liabilities	$(12,505)	$(23,777)

(*) Deferred tax assets and liabilities relating to Tower for the years 2022 and 2021 are computed based on the Israeli Preferred Enterprise tax rate of 7.5%.

D. Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2022	$7,763
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2022	$8,490

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 19:      INCOME TAXES (Continued)

Details	Unrecognized tax benefits
Balance as of January 1, 2021	$15,314
Additions for tax positions of current year	624
Reduction due to statute of limitations of prior years	(8,175)
Balance as of December 31, 2021	$7,763
Details	Unrecognized tax benefits
Balance as of January 1, 2020	$15,113
Additions for tax positions of current year	624
Reduction due to statute of limitations of prior years	(423)
Balance as of December 31, 2020	$15,314

E. Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2022, 2021 and 2020:

Details	2022	2021	2020
Tax expense computed at statutory rates, see (*) below	$67,154	$35,673	$20,398
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(46,012)	(24,683)	(15,046)
Change in valuation allowance, see Note 19F below	5,911	899	3,479
Permanent differences and other, net	(1,551)	(10,865)	(3,432)
Income tax expense	$25,502	$1,024	$5,399

(*)  The tax expense was computed based on the regular Israeli corporate tax rate of 23%.

F. Net Operating Loss Carryforward

As of December 31, 2022, Tower had net operating loss carryforward for tax purposes of approximately $500,000 which may be carried forward indefinitely.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(dollars in thousands, except per share data)

NOTE 19:      INCOME TAXES (Continued)

As of December 31, 2022, Tower US Holdings has federal net operating loss carryforwards of approximately $75,000 of which approximately $62,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $13,000 will expire in 2028, unless previously utilized.

As of December 31, 2022, Tower US Holdings had California state net operating loss carryforward of approximately $11,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the deferred tax asset balances of the federal and state net operating loss carryforward.

As of December 31, 2022, and 2021, TPSCo had no net operating loss carryforward.

G. Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2017 are deemed final. During 2023, the Israeli tax authority commenced a tax assessment on Tower for the tax years 2018 to 2021. As of the date of issuance of this annual report, the tax assessment is in initial stages.

Tower US Holdings files a consolidated tax return including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations on years before 2019 and state and other U.S local income tax examinations on years before 2018. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final tax assessments through the year 2020.