Form 20-F
period 2023-12-31
TOWER SEMICONDUCTOR LTD
filed 2024-04-22
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Cmmission File number: 0-24790

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,824,754 Ordinary Shares.

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

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievements, to be materially different from any forecasted results, plans to expand our operations, plans to develop and release new products, forecasted performance, planned activities, or our targeted achievements expressed or implied by such forward-looking statements.

EXPLANATORY INFORMATION

In this annual report, “Tower” refers to Tower Semiconductor Ltd., an Israeli company, and “we,” “us,” “our,” and “the Company” and words of similar import, refer collectively to Tower and its then-owned and/or consolidated subsidiaries.

All references herein to “dollars,” “US dollars,” “USD” or “$” are to United States dollars, all references to “JPY” are to the Japanese Yen and all references to “Shekels” or “NIS” are to New Israeli Shekels. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

In 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry focused on specialty process technologies. As a result of the merger, Jazz Technologies became a wholly-owned subsidiary of Tower.  Subsequently, Jazz Technologies was renamed and further renamed Tower Semiconductor NPB Holdings, Inc. (“Tower NPB”) and Jazz Semiconductor was renamed Tower Semiconductor Newport Beach, Inc. (“NPB Co.”).  Following a restructuring, Tower NPB is directly held by Tower US Holdings Inc. (“Tower US Holdings”), a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Tower.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”). In June 2014, Panasonic transferred its shares and assigned its rights and obligations in TPSCo to its wholly owned subsidiary, Panasonic Semiconductor Solutions Co., Ltd. (“PSCS”). In July 2020, TPSCo changed its name to Tower Partners Semiconductor Co., Ltd. In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (“Nuvoton”), a Taiwan-based company, which is majority-owned by Winbond Electronics Corporation, a Taiwan-based company. Following the sale, the registered name of PSCS changed to Nuvoton Technology Corporation Japan (“NTCJ”). TPSCo is currently operating two factories in Toyama, Japan.

In February 2016, we acquired a factory in San Antonio, Texas, from Maxim Integrated Products Inc. (“Maxim”). The assets and related business that we acquired from Maxim are held and conducted through an indirect wholly-owned U.S. subsidiary, Tower Semiconductor San Antonio, Inc. (“Tower SA”) (formerly named TowerJazz Texas Inc.), which is wholly owned by Tower US Holdings.

In 2021, we entered into a definitive agreement with ST Microelectronics S.r.l. (“ST”) to share a 300mm facility being built in Agrate, Italy under a collaborative arrangement, in connection with which Tower Semiconductor Italy S.r.l. (“TSIT”), a wholly-owned Italian subsidiary of Tower, was incorporated. The buildings and facilities are being established by ST. The parties are expected to share the cleanroom space and facility infrastructure, and TSIT will have the right to use one-third of the installed capacity for its foundry customers.  TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at the facility.

On February 15, 2022, we entered into a merger agreement with Intel FS Inc. and Intel Corporation (“Intel”) (the “Merger Agreement”), under which Intel was to acquire all of Tower’s outstanding ordinary shares for cash consideration of $53 per share. In August 2023, having received no indications regarding certain required regulatory approval, Intel and Tower mutually agreed to terminate the Merger Agreement.  Pursuant to the terms of the Merger Agreement, and in connection with the termination, Intel paid Tower a reverse termination fee equal to $353 million.

In September 2023, Tower and Intel entered into an agreement under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States, which we refer to as Fab 11. Under the agreement, Tower will invest up to $300 million to acquire equipment and other fixed assets to be owned by Tower and located in Intel’s facility.

During the first quarter of 2024, we announced the re-organization and re-structure of our Israeli operations, through the cessation of our Fab 1 operations within approximately one year and the integration of a portion of our 6”, Fab 1 operations (150mm) into our 8”, Fab 2 operations (200mm), in order to optimize our operations due to anticipated changes in market dynamics and customer demand.

The consolidated financial statements included in this annual report include the results and balances of Tower and its following subsidiaries: (i) its wholly-owned indirect subsidiary Tower NPB, (ii) its majority-owned subsidiary TPSCo (iii) its wholly-owned indirect subsidiary Tower SA, and (iv) its wholly-owned subsidiary TSIT.

As used in this annual report: “Fab 1” means the factory located in Migdal Haemek, Israel that Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993. “Fab 2” means the factory located in Migdal Haemek, Israel that Tower established in 2003. “Fab 3” means the factory NPB Co. operates in Newport Beach, California. “Arai E” means the factory TPSCo operated through mid-2022 in Kurihara 4-5-1, Myoko-shi, Niigata, Japan “Uozu E” means the factory TPSCo operates in Higashiyama 800, Uozu-shi, Toyama, Japan. “Tonami CD” means the factory TPSCo operates in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan. “Fab 9” means the factory Tower SA operates in San Antonio, Texas.  “Fab 10” means the factory that ST is establishing in Agrate, Italy in which TSIT is expected to share capacity with ST.  “Fab 11” means a 300mm Intel-owned factory in New Mexico, the United States, to which Tower will get access under a capacity corridor agreement signed in September 2023.

Trademarks

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

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

Our customers use our wafers in a wide variety of applications, in markets which are typically cyclical, e.g., communications market, consumer devices and applications, personal computers, handsets, smartphones and other types of devices. Any significant decrease in the demand for these applications, devices or products may significantly decrease our revenue and margins due to lower demand for our wafers and/or lower selling prices per wafer. As demonstrated in the past by downturns in demand in high technology markets, market conditions can change rapidly, without warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us and/or ask for a reduced selling price, which may harm our revenue, business and profitability. The timing, severity and recovery of these downturns cannot be predicted.

Because our services may be used in many new applications, it is difficult to accurately forecast demand for all markets. If demand is lower than expected, we may have excess capacity and our revenue may not be sufficient to cover all our costs and repay all our debt, which may adversely affect our financial results and financial position.

Reliance on acquisitions and/or gaining additional capacity for growth involves risks that may adversely affect our future revenues, business and operating results.

We may decide to try to attract new customers and expand the existing business with current customers and/or newly-served markets by expanding our capacity footprint and business through acquisitions and joint ventures of existing facilities or new facilities, as we have done in the past, and/or through obtaining access to additional capacity, with or without third-party collaboration. Our success at such expansion is dependent, in part, on finding suitable partners and targets for acquisitions of existing or new fabs and/or capacity through capacity arrangements with companies that already own fabs, successfully negotiating with the seller and/or partner a reasonable price for the acquisition or engagement, successfully financing and consummating such expansion plans, successfully obtaining approvals for grants and subsidies, integrating the acquired facilities into our business efficiently and effectively achieving desired synergies and anticipated benefits, and loading the facilities in an amount that may at least cover their operating and other costs. We cannot assure you that we will be successful in executing this business strategy or that we will succeed in increasing our market presence and attracting new customers and business and/or expanding our business with our current customers through that strategy, in order to operate any such additional capacity profitably.

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

•
We may purchase a company with excessive unknown contingent liabilities and/or a cost structure that is not as beneficial as anticipated from the preliminary evaluation or that includes high cost that may result in losses incurred by us if we do not succeed in maintaining high utilization levels to cover the cost;

•	We may not be able to obtain sufficient financing which could limit our ability to engage in certain acquisitions and strategic engagements; and

•
The amount or terms of financing actually required before and after acquisitions considering our current liquidity and cash position may vary from our expectations, resulting in a need for more funding that may not be available to us in order to finance acquisitions, the operations of the target acquired and/or the acquisition of additional equipment that may be required to increase and/or adjust the target’s operations to address our customer demand and specific technology flows, which may adversely affect our liquidity and balance sheet position.

We may experience difficulty achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems.

The semiconductor wafer process technology is highly complex, requires advanced and costly direct and indirect materials as well as equipment, and is constantly being modified in an effort to improve operational metrics and indices such as device yields, wafer performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the operational processes, defects in the key materials and tools used to process wafers and other factors can cause wafers to be rejected, non-functional or partially non-functional. Although we continuously enhance our process capabilities and efficiency, from time to time we have experienced operational, technological and process-related problems that have caused delivery delays and quality control problems. Operational issues we may face include difficulties in upgrading or expanding existing facilities; unexpected breakdowns in our equipment and/or related facility systems; unexpected events, such as an electricity outage; difficulties in changing or upgrading our process technologies; raw material shortages or impurities; delays in delivery or shortages of spare parts; and difficulties in maintenance and upgrade of our equipment. Should such problems occur to a material degree, we may suffer loss of income, loss of reputation and/or a loss of customers, any of which may adversely impact our business, revenues, financial results and financial condition.

Over-demand for our foundry services and/or products may result in operational bottlenecks and a loss of customers and revenues, which may adversely affect our profitability and business.

From time to time, in periods during which demand for our foundry services exceeds our capacity and capabilities and we experience high utilization rates in certain of our facilities, we may (i) be unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) be unable to assure next generation customers’ products; (iii) experience operational bottlenecks, which may cause low or slow performance and/or halt operations and may adversely affect our cycle time, yield and delivery schedule; (iv) be unable to provide additional capacity from any of our worldwide facilities through the transfer of process technologies, successful implementation and timely qualification; and/or (v) be unable to timely and successfully ramp up the capacity in the fabrication facility being established by ST in Agrate, Italy due to delays in supply of equipment and/or parts by vendors, delays in equipment installation and/or the qualification schedule, and/or delays in technology transfer and/or new products’ qualifications. As a result, we could lose one or more of our current and/or potential customers, which may adversely affect our reputation, revenues, profitability and business.

If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including rapid technological developments, evolving industry standards, changes in customer and end-user requirements, frequent new product introductions and enhancements, and short product life-cycles with declining prices as products mature. Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop advanced specialized process technologies that can be processed in our fabs and purchase the appropriate equipment. If we are unable to successfully develop such process technologies in a timely manner or at all, or if we are unable to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

The foundry business is highly competitive and our competitors may have competitive advantages over us.

Many of our competitors may have one or more of the following competitive advantages over us: greater capacity and/or availability of same; a more diverse and established customer base; greater financial, sales, marketing, distribution and other resources; governmental funding or support; better cost structure; and/or better operational performance, including cycle time and yields. If we do not compete successfully, our business and financial results may be adversely affected.

We compete most directly in specialty segments with certain independent dedicated foundries. We also compete with pure play advanced technology node driven foundry service providers, as they each have some capacity for specialty process technologies, and with integrated device manufacturers, or IDMs, that allocate a portion of their capacity to foundry operations. As our competitors continue to expand their capacity, there could be an increase in specialty foundry capacity. As specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decrease of our profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their complementary metal oxide semiconductor (“CMOS”) designs to smaller than 10 nanometer process geometries. These smaller process geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. The smaller process geometries may also be more cost-effective at higher wafer volumes for certain applications. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller process geometries. If our potential or existing customers choose to design their products in a manner whereby the percentage of digital content in specialty designs increases significantly and requires these advanced CMOS processes, our business may be negatively impacted.

Our financial results may fluctuate from quarter to quarter, making it difficult to forecast our future performance.

Our revenues, expenses and operating results may fluctuate significantly from quarter to quarter due to a number of factors which may be beyond our control. These factors include, among others: the cyclical nature of the semiconductor industry and the volatility of the markets served by our customers; changes in the economic conditions of geographical regions where our customers and their markets are located; inventory and supply chain management of our customers; the loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders; the occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner, the financial condition of certain of our customers and the regulatory or other payment difficulties that may be imposed in a region in which customers reside; the occurrence of an unexpected event, such as environmental events, an epidemic or pandemic (such as a resurgence of the COVID-19 pandemic), industrial accidents such as fire or explosions, electricity outage, affecting the manufacturing process and shipping quality products without charging our customers significant additional costs; the timing and volume of orders from customers; our ability to obtain raw materials and equipment on a timely and cost-effective basis; price erosion in the industry and our ability to negotiate prices with our current and new customers; our susceptibility to intellectual property rights’ disputes; our dependency on export licenses and other permits required for our operations and the sale of our products; our ability to maintain existing partners and customers; interest, price index and currency rate fluctuations that were not hedged; and changes in accounting rules affecting our results.

Due to these factors and risks, it is difficult to predict our future performance and any difference between future performance and initial expectations may ultimately negatively affect our operating results and financial position.

If we do not maintain our current key customers, and/or do not attract new key customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business. We have relationships with several customers that represent a material portion of our revenues. In 2023, 14% of our revenues were generated from NTCJ, 30% of our revenues were derived from an additional four customers, each of which generated between 3% to 9% of our revenues, and the remaining 56% of our revenues were derived from many other smaller customers. In 2022, 14% of our revenues derived from NTCJ, 33% of our revenues derived from an additional five customers, each of which generated between 4% to 9% of our revenues, and the remaining 53% of our revenues derived from many other smaller customers. While we renegotiate the terms of our commercial agreements from time to time with our customers, there is no assurance as to the financial impact of any revised terms between us and our customers or the volume of orders they may continue to place based on any revised terms. The loss or reduction in volume or sales price to any of our key customers, whether due to business negotiation, termination or expiration of their signed contract(s), the lack of demand in their markets, their insolvency or their unwillingness or inability to perform their obligations under their respective relationships with us, or our inability to renew our engagements with them on commercially reasonable terms, fulfill their demand and supply them with wafers with successful performance metrics, or, alternatively, attract new customers to replace such lost business, may materially negatively impact our overall business, revenues and profitability.

Risks relating to the Fab 3 lease could harm our business, operations and financial results.

NPB Co. operates our Fab 3 facility and its offices under a lease contract that was initially in effect until March 2022 and included an option, at NPB Co.’s sole discretion, to extend the lease for an additional five-year period, which it elected to exercise for the lease to continue through March 2027.The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims.  Any adverse change to the current lease agreement may adversely impact our business, operations and future financial results. In addition, in the absence of an extended lease agreement or an agreement to acquire the property, coupled with municipal approval to allow for industrial use of the land on which Fab 3 was built after 2027 (rather than the current municipal plan, which classifies the land as a residential area, however permits Tower’s current industrial use until 2027), we would be required to use alternative solutions for our capacity at Fab 3, including through cross qualification of process technologies at our other fabs, which would require us to invest significant amounts to acquire process equipment tools to increase the capacity and capabilities in certain of our other fabs.

Our financial results may be adversely affected if we are unable to operate our facilities at satisfactory utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profits.

As is common in our industry, a large portion of our total costs is comprised of fixed costs, while our variable costs are relatively small. Therefore, while during periods in which we operate at high utilization rates we are able to cover our costs, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion are fixed costs which remain constant, irrespective of our capacity utilization. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are relatively high. Our financial results, including our gross, operating and net profits, may be adversely impacted if customer demand for our products is not sufficient to enable us to operate our facilities consistently at satisfactory utilization rates necessary to generate and maintain revenue levels that would cover all of our costs.

If we are unable to successfully identify and negotiate with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, our financial results may be harmed.

From time to time, we may decide to stop developing certain technology flows due to company strategy, low margins, low utilization or low customer demand. This may result in unused equipment, inventory and/or other assets that no longer support our customers’ needs and which may be sold to third-party buyers. We also have obsolete equipment or inventory from time to time which we may sell. If we are unable to successfully identify and negotiate with potential buyers and sell the excess equipment in a timely manner for satisfactory consideration, we may be unable to cover our fixed and other costs, which may have a negative effect on our financial results.

We may be required to obtain financing for capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, which we may not be able to obtain.

In order to invest in strategic opportunities in support of our acquisition and capacity growth plans and/or business development activities, or a joint partnership or another large transaction to expand our capacity, including the funding of the equipment for the factory being established by ST in Agrate, Italy and the capacity corridor being established at Intel’s New Mexico fab, acquiring leased assets and/or acquiring and/or establishing additional fabs and/or capacity through other capacity acquisition-related transactions, we may use our current cash balance, deposits and/or investments in marketable securities and/or may be required to secure additional funds from financing sources, including through public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. Further, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce and/or prevent the ability to execute fundraising transactions and may result in less favorable financial terms, such as increased financing costs and/or higher shareholders’ dilution. There is no assurance that we will be able to obtain sufficient funding, if at all, from these financing sources or other sources in a timely manner (or on commercially reasonable terms) for such purposes or that we will obtain the required approvals to execute fundraising activities and that such fundraising activities will be successful.  If approvals are not obtained and/or such fundraising activities are not successful, our financial position and operations may be adversely affected.

Our continued operations and our operational performance metrics and business could be significantly harmed, including stop of operations of our fabs for certain periods of time, by natural disasters, particularly earthquakes, floods and fires, or due to power outages, water leaks, chemical leaks, supply chain or other issues, which may cause our profitability and financial position to be adversely affected.

Our fabs in Israel, Southern California and Japan are located in areas which are generally susceptible to seismic activity. Due to the complex and delicate nature of our technological processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of an earthquake. Earthquakes may lead to fire in the fabs or other material damage. Also, we use highly flammable materials such as silane and hydrogen in our technological processes and are therefore subject to risk arising from fire, which cannot be completely eliminated. We are also subject to risk of floods, mostly in our Japan facilities.

Any damage resulting from earthquakes, floods, fires and other natural disasters could seriously disrupt our continued operations, cause a loss of wafers, deterioration of our fab yield and substantial downtime to reset equipment before resuming operations, which could cause a material adverse effect on our business, revenue and profits.

In addition, a power outage, even of very limited duration, and/or water leaks, chemical leaks, shortages of parts or other materials which are required for our supply chain, or other issues, may result in a loss of wafers, deterioration of our fab yield, cycle time and substantial downtime to reset equipment before resuming operations, thereby potentially causing an immediate loss of revenue and profitability in a particular period, which may cause our profitability and financial position to be adversely affected. Affected customers may elect to transfer their purchase orders to other foundries. While we try to mitigate any potential damage caused by such events and maintain insurance policies for coverage of any potential losses, including business interruption insurance, which may compensate us partially or fully against certain types of damages, we cannot ensure that our insurance coverage will compensate us fully for all of the losses we may incur and that such events will not have a negative effect on the Company’s business and financial situation.

Possible wafer returns could harm our business.

Wafers we deliver to our customers may be returned within specified periods if they are defective or otherwise fail to meet prior agreed upon specifications. Future customer returns may have an adverse effect on our business and financial results.

We are subject to risks related to our international operations.

We generate revenues from customers located in the United States, Europe and Asia-Pacific. Because of our international operations, we are vulnerable to the following risks:

•	JPY and NIS fluctuations against the USD – see the risk factor below entitled: “Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results”;

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

•	weak protection of our intellectual property rights in certain foreign countries;

•	delays in wafer shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, the geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates certain logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate all the risks related to our international operations.

Our financial position and operations may be affected as a result of our long-term debt.

As of December 31, 2023, we had approximately $232 million of consolidated principal amount of debt outstanding, comprised as follows: (1) TPSCo two loans in the aggregate principal amount of approximately $102 million (the “JPY Loans”), carrying a fixed interest rate of 1.95% per annum, with principal scheduled to be repaid in seven semiannual payments between 2024 and 2027; (2) Tower’s subsidiaries’ capital lease agreements for machinery and equipment with JA Mitsui Leasing, with aggregate outstanding lease liabilities of approximately $80 million , carrying a fixed interest rate of up to 1.95% per annum, payable between 2024 and 2027; and (3) Tower and its subsidiaries’ other capital and operating leases, with aggregate outstanding lease liabilities of approximately $50 million, payable between 2024 and 2032. Carrying such an amount of long-term debt may have negative consequences on our business, including:

•	limiting our ability to fulfill our debt obligations and other liabilities;

•	requiring the use of a portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increases in the fair value of our debt obligations;

•	fluctuations of the payable amounts in USD of the JPY-denominated loans and capital lease agreements or other expenses denominated in JPY; and

•	potential enforcement by the lenders of their liens against our respective assets, as applicable, if an event of default occurs.

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the net impact of JPY/ USD fluctuations on our JPY income and JPY cost;

•	the impact of capital market conditions on our marketable securities;

•	the repayment schedules of our debt obligations;

•	our ability to fulfill our obligations and meet performance milestones under our agreements;

•	fluctuations in the USD to NIS exchange rate; and

•	the inflation rates in Israel, Japan and the United States.

Changes in our effective tax rate may impact our net income and increase our tax payments.

A number of factors can impact our future effective tax rate or cash payments, which could cause fluctuation in our net margins and our financial results, including:

•	changes in the volume and mix of profits earned across jurisdictions with varying tax rates;

•	changes in our business or legal entity operating model;

•	the resolution of issues, including transfer pricing implementation, arising from tax audits;

•	changes in the valuation of our deferred tax assets and liabilities, and in deferred tax valuation allowances;

•	increases in expenses not deductible for tax purposes, or deductible for extended period;

•	changes in available tax credits, including, research and development credits;

•	changes in income tax codes or foreign tax laws or their interpretation;

•
changes, reduction, cancellation or discontinuation of the tax benefits provided to a “Preferred Enterprise” and its applicability to Tower’s income under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) (see “Item 10. Additional Information—E. Taxation—Israeli Taxation—Law for the Encouragement of Capital Investments, 5719-1959”); and

•
the global implementation of a minimum corporate tax rate under Pillar Two of the Organization for Economic Cooperation and Development (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative, which may cause an increase of the income tax rate that applies to Tower’s taxable income from 7.5% to a higher rate for periods commencing not before 2026 (see “Item 10. Additional Information—E. Taxation—Israeli Taxation—Law for the Encouragement of Capital Investments, 5719-1959”).

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

We may be left with excess inventory because we may start processing wafers in the absence of a matching purchase order.

While our business model is to start processing wafers in an amount matching each customer’s specific purchase order, on occasion, we may start processing wafers in excess of a customer’s orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If such wafers will eventually not be covered by matching customer purchase orders, we may be left with excess inventory that may ultimately become obsolete and must be scrapped or sold at a significant discount. Significant amounts of obsolete inventory may have a negative impact on our financial results.

Our sales cycles are typically long, and orders ultimately received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of wafers ordered, vary substantially, and may last longer than two years, particularly for new technologies. In addition, even after we make initial shipments of prototypes, it may take several more months to reach the targeted maximum quantities. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses before receiving any purchase orders and related revenue. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. In addition to the revenue loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed cost, which remains constant irrespective of the number of wafers, which may adversely affect our operating results and financial condition.

If we are unable to purchase equipment and/or raw materials and other supplies, or there are delays in the delivery thereof, we may face delays or a temporary halt in operations or other problems. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write such purchases off, which may adversely impact our financial results.

In periods of high market demand, the lead times from order to delivery of equipment could be as long as 12 to 18 months. We also procure used equipment, which can take a long time to qualify, potentially causing delays in our operations. There may be delays in the delivery of equipment and/or raw materials and other supplies to us, which in turn may harm our capacity increase plans and/or utilization, qualification and cause delays or a halt in operations.  In addition, our processes use many raw materials, including silicon wafers, chemicals, gases and various metals as well as other supplies and require large amounts of fresh water and electricity. Shortages in supplies of equipment, raw materials and other supplies could occur for various reasons, including an interruption of supply due to an epidemic or pandemic (such as a resurgence of the COVID-19 pandemic) or increased industry demand. Any such shortage or delay in delivery could result in operational delays that may result in a loss of existing and/or potential new customers and/or a halt of operations, which may have a material adverse effect on our business and financial results.

In addition, although most of the raw materials used in our processes are available from multiple suppliers, certain materials are purchased through sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for our operations, this may result in excess payment and/or expenses write-off in the financial statements which may adversely impact our financial results.

Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

We operate our fabs in three different regions: Japan, the United States and Israel. In addition, we have initial activities in Italy related to a new fabrication facility that is being established by ST in Agrate, Italy. The functional currency of the entities operating the fabs in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our income, costs, assets and liabilities, are denominated mainly in USD, JPY and NIS, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. We are, therefore, exposed to the risk of JPY and NIS currencies’ exchange rate fluctuations in Japan and Israel which may have a material effect on our cost and financial results due to periodic revaluation or evaluation of assets, liabilities, cost and income, in these currencies.  In addition, as the process of ordering equipment for the facility in Italy has begun, operational and other Euro denominated costs will be incurred, and therefore, we will also be exposed to the Euro exchange rate fluctuations in relation to the USD regarding such costs.

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

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to halt a portion of our operations if we are unable to design around the allegedly infringed patents;

•	litigating the matter in court, which may result in substantial legal fees and paying substantial monetary damages in the event we lose; or

•	developing non-infringing technologies, which may be costly or may not be feasible.

Any one or several of these alternatives may place substantial financial and other burdens on us and hinder our business. If we fail to obtain certain licenses or if we are involved in litigation relating to alleged patent infringement or other intellectual property matters, it may halt our operations with regards to particular product technologies, which may adversely impact our business and revenues.

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

Our business is subject to a variety of laws and governmental regulations in Israel, the United States, Japan and Italy relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our factories. If we fail to use, discharge or dispose of hazardous materials appropriately in accordance with applicable environmental laws or regulations, or if such laws change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our operations, which may adversely impact our business and revenues.

Our business strategy is premised on the increasing use of outsourced foundry services on specialty process technologies, which may change in the future.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. If our assumption does not prove applicable, our business and financial results may be adversely impacted.

If we are unable to collaborate successfully with ~~electronic~~ design automation vendors and third-party design service companies to meet our customers’ design needs, our business may be harmed.

We have established relationships with design automation vendors and third-party design service companies to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully, including their schedule and budget requirements, depends in part on the availability and quality of the relevant services, tools and intellectual property provided by these vendors and providers. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, thereby potentially harming our business. In addition, with respect to third party intellectual property that is required for our technology development and operations, if problems or delays arise with respect to the timely development, quality and provision thereof to us, our customers’ products may be delayed, resulting in underutilization of our capacity. If any of our intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.

Compliance with existing or future governmental export regulations may reduce our sales or increase our operational costs.

The export of wafers from our foundries to the destinations requested by our customers may be subject to U.S., Israeli, Italian and/or Japanese export control and other regulations established by other countries. Compliance with existing or evolving U.S., Israeli, Italian, Japanese or other applicable governmental regulations or obtaining timely domestic or foreign regulatory approvals or certificates may materially disrupt our business by reducing our sales, requiring extensive modifications to processes that we use, which could increase our operational costs or require extensive modifications to our customers’ products. We may not export products using or incorporating controlled technology without obtaining an export license, which may not always be granted. These restrictions may make foreign competitors facing less stringent controls on the export of their products more competitive in the global market. The relevant government may not approve any pending or future export license requests.

If certain of our wafers are defective, we may be subject to end customers’ product liability claims or other claims which could damage our reputation and harm our business.

If our wafers are defective, we may be subject to product liability claims, as well as possible recall requests, safety alerts or advisory notices, despite our customary terms and conditions stating that we have no such liability for any such failures that may be caused to the end users. We cannot assure you that our terms and conditions will not prevent end users or other customers from filing charges against us or seeking damages from us or that our insurance policies will compensate us fully for claims that may be made against us. In addition, we may be unable to obtain insurance in the future at satisfactory rates, with adequate coverage, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, may have a material adverse effect on our business, reputation, financial condition and our ability to attract and retain customers.

A workforce that is unionized may have an adverse impact on our costs, may disrupt our operations by potential work stoppages, strikes or other collective actions and adversely affect our operational and financial results.

Significant portions of the employees at Fab 3 and at TPSCo’s fabs in Japan are represented by unions and covered by collective bargaining agreements. We cannot predict the effect that union representation or future organizational activities will have on our operational cost and business. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of such bargaining agreements or other potential union activities, which may disrupt our fabs’ continued operations, its costs, operational performance metrics, and our operational and financial results. In addition, there have been attempts, including recently, by the General Federation of Labor in Israel (“Histadrut”) to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires that at least one-third of the Israeli employees join the Histadrut and in such case, all employees would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established in the future, we would need to conduct negotiations with the representative labor union and the Histadrut with regards to the terms of employment and benefits of the employees, which could result in the incurrence of additional labor costs and/or work stoppages, which in turn could adversely affect our business and financial results.

Climate change may negatively affect our business.

There is increasing concern regarding climate change and its potential dramatic effects on human activity if no aggressive remediation steps are taken. Legislative developments with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs. Scientific examination of, political attention to, and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased operational costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane, tetrafluoromethane (CF4), hexafluoroethane (C2F6), octafluororopane (C3F8), octafluorobutane (c-C4F8), suflur hexafluoride (SF6),nitrogen trifluoride (NF3),  trifluoromethane (CHF3) and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. In addition, there are restrictions and limited quota imposed by the Israeli government that restricts the import of certain of such materials and we may be unable to obtain all material required for our operations.  These developments and further legislation that is likely to be enacted, such as changes in environmental regulations on the use of per fluorinated compounds, may increase our operational costs, which may adversely affect our results of operation and financial condition.

Compliance with U.S. rules and regulations concerning conflict minerals may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost and may adversely affect our business.

Our industry relies on raw materials that consist of, contain or incorporate certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries that are subject to regulation. These minerals are commonly referred to as conflict minerals. Conflict minerals that may be used by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We are currently subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require due diligence and disclosure as to whether our products contain conflict minerals. It is possible that the U.S. Securities and Exchange Commission (“SEC”) will renew focus on the US conflict minerals rules and other responsible sourcing measures. Any changes concerning the use of conflict minerals could adversely affect the sourcing, availability and pricing of the materials used in the manufacturing process of our products. In addition, we will likely incur additional costs to comply with any new conflict minerals rules, including costs related to disclosure requirements and conducting diligence procedures to determine the sources of conflict minerals that may be used in, or necessary to the production of, our products and, if applicable, potentially making changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm and/or may lose customers if we determine that certain of our products contain minerals not determined to be conflict-free and are unable to alter our products, processes or sources of supply to avoid use of such materials, which may adversely impact our revenue and business.

Security, cyber and privacy breaches may harm our business and operations.

Any security breach, including those resulting from a cybersecurity attack (such as occurred in September 2020), or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our fab operations, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third‑party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our, our customers' or any third party’s confidential information, our reputation may be damaged, we may face potential disruption and loss, especially due to the possible substantial damage if operations would not be quickly restored, our business may suffer, and we could incur significant liability.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. If an actual or perceived security breach occurs, the market’s perception of our security measures may be harmed and we could lose sales and customers as well as incur operational damage to our equipment and/or products.

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs or negatively impact our reputation, which may adversely impact our public image, operations, business and/or financial condition.

Companies across industries are facing increasing focus from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impact to our business, financial condition, or results of operations.

While we engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and our environment, such initiatives may be costly and may not have the desired effect. Actions that we may take or statements that we may make based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or subject to other interpretations. Our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be requested to adjust or improve certain ESG initiatives and/or disclosures.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Increasing ESG-related regulation, such as the SEC’s new climate-related disclosure requirements (assuming the ultimate implementation of such rules following the current stay thereof), may also result in increased compliance costs or scrutiny. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete effectively to attract and retain employees or customers, which may adversely impact our operations, reputation, business and/or financial condition.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a foreign private issuer, which means we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including the proxy rules and the rules requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. Also, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following (see “Item 16G Corporate Governance”). The public reporting and disclosure rules to which we are subject under the Exchange Act, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain future earnings and our existing cash balance to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, including the buildout of the Agrate facility and the up to $300 million planned investment for equipment to be located in Intel’s Fab 11, and we do not anticipate paying dividends in the foreseeable future. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends.  Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Taxation” for more information. Therefore, you should not rely on an investment in our ordinary shares if you require and/or expect dividend income from your investments.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Political, economic and military instability in Israel and the Middle East region may harm our business.

Fab 1 and Fab 2 facilities, our design center and certain of our corporate and sales offices are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, Israel has been subject to armed conflicts with neighboring countries, as well as terrorist activities, with varying levels of severity.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s cabinet and government declared war against Hamas. Hamas has continued its rocket and terror attacks on Israel. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea that were thought to either be on route to Israel or to be partly owned by Israeli businessmen. In April 2024, Iran launched a series of over 300 drone and missile attacks on military targets in Israel.  Iran is widely believed to be developing nuclear weapons and is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join these attacks or initiate independent attacks. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing and could disrupt our business and operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023, several hundred thousand Israeli military reservists were drafted. Certain of our employees in Israel have been drafted, and additional employees may be drafted, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. While we have not been materially adversely impacted to date by any absences of our personnel, our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service, which disruption may materially and adversely affect our business and results of operations.

We have not been materially adversely impacted by Israel’s current war to date, and have robust business continuity procedures in place, including multi-site qualification of certain process flows and information technology safeguards. However, the intensity and duration of Israel’s current war is difficult to predict at this stage, as are such war’s implications on our business and operations in Israel and on Israel’s economy in general. In the event that the situation escalates into a greater regional conflict or our facilities in Israel are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations in Israel, our business, financial condition and results of operations may be materially and adversely affected.

Our property and business interruption insurance may not adequately compensate us for losses that we may incur, and any losses or damages incurred by us may have a material adverse effect on our business.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may cause certain customers, vendors, partners and other parties to be prevented from engaging with us or extend current agreements or otherwise not wish to do business with us, which may have an adverse impact on our operating results, financial condition and/or the expansion of our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, there may also be protests against, or sanctions imposed on, the State of Israel which may adversely impact our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold, but we cannot assure you that they will not be pursued at some time in the future. Actual or perceived political instability in Israel or any negative changes in the political environment, may adversely affect the Israeli economy and, in turn, our business, financial condition and results of operations.

If the exemption allowing us to operate our Israeli factories seven days a week or our business license is not renewed, our business may be adversely affected.

We operate our Israeli factories seven days a week pursuant to an exemption (which we need to timely renew) from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. In addition, our business license certificate issued by municipality of Migdal Ha’emek, Israel is required to be renewed periodically. If such exemption or our business license are not renewed in the future, our financial results and business may be harmed.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel or serve process on our non-U.S. resident officers and directors.

Tower is incorporated in Israel and most of its executive officers and directors are not residents of the United States (excluding the employees of its U.S. subsidiaries), and a majority of its assets (excluding its U.S. subsidiaries and their assets) and the assets of its non-U.S. resident directors and officers are located outside the United States. Service of process upon us and/or our non-U.S. resident directors and/or officers may be difficult to obtain within the United States. Additionally, a judgment obtained in the United States against Tower and/or any of our non-U.S. executive officers and/or directors, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States (except to the extent that it relates to Tower’s US subsidiaries, its assets or employees) and may not be enforced by an Israeli court. Additionally, it may be difficult to assert claims under U.S. securities laws or obtain a judgment based on civil liability provisions under U.S. federal securities laws claimed in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers or directors on the grounds that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, all or a significant portion of our shares or assets, which may delay or prevent a change of control, even when the terms of such a transaction are favorable to us and/or our shareholders.

Provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire all or a significant portion of our shares or assets, even if doing so would be considered to be beneficial by some of our shareholders. For example, Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares of a public company above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to Tower or to its shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, with respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable, even if no actual disposition of the shares has occurred.

The rights and responsibilities of our shareholders will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and in a customary manner in exercising his or her or its rights and fulfilling his or her or its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company's authorized share capital, and mergers and certain transactions requiring shareholders’ approval under the Companies Law.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer of the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.          INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry, and as such we are dedicated to provide high-value, high-quality, processed wafers to our customers for their end products and end users. Our foundry processes use chemical materials, chemical processes and other materials and equipment on silicon wafers, based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own.  We currently offer the process technology geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use the wafers for their end products, which are sold and/or used in diverse markets, including consumer applications, personal computers, communications, handsets and smartphones, automotive, industrial, aerospace and medical devices.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value, high quality, wafer foundry services. We use standard analog complementary metal oxide semiconductor (“CMOS”) process technology, , as well as specialized specific technologies including CMOS image sensors, non-imaging sensors, including sensors on Gallium Nitride, micro-electromechanical systems (MEMS), wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), silicon photonics, high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained during more than thirty years of operation, we differentiate ourselves by creating a high level of value for our customers through innovative technological processes, design and engineering support, competitive operational indices, and dedicated customer service.

Tower Semiconductor Ltd., an Israeli company, was founded in 1993 with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, known as our Fab 1 facility, and commenced operations as an independent foundry.  Our Fab 1 facility has process geometries ranging from 1.0-micron to 0.35-micron.  During the first quarter of 2024, we determined to re-organize and re-structure our Israeli operations, through the cessation of our Fab 1 operations within approximately one year and the integration of a portion of our 6”, Fab 1 operations (150mm) into our 8”, Fab 2 operations (200mm), in order to optimize our operations due to anticipated changes in market dynamics and customer demand.

In 2003, we commenced production in Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), and specifically RF switches on SOI, power platforms and mixed-signal technologies.

In September 2008, we merged with Tower NPB, which holds 100% of NPB Co. and operates Fab 3 located in Newport Beach, California, U.S. Fab 3 focuses on specialty process technologies of analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. NPB Co.’s specialty process technologies include advanced analog, radio frequency, high voltage, bipolar, SOI and silicon germanium bipolar, complementary metal oxide (“SiGe”) semiconductor processes. Fab 3 wafers are used by our customers for a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems.

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, that became a foundry for the sale of wafers to Panasonic and other third-party customers, using three factories located in Hokuriku Japan (Uozu E, Tonami CD and Arai E), which factories were established by Panasonic. Pursuant to the transaction, Panasonic transferred its capacity tools (8 inch and 12 inch) at these three fabs to TPSCo. TPSCo focuses on 65nm and 180nm geometries for RF, power management and CMOS image senor wafers, products and applications. In July 2022, as part of the TPSCo agreements and at the request of Panasonic (through PSCS; now named NTCJ), the operations in Japan were reorganized and restructured such that the Arai factory, which solely served NTCJ and did not serve Tower or TPSCo foundry customers, ceased operations effective July 2022. The Uozu and Tonami facilities remain unchanged.

In February 2016, we acquired Fab 9, located in San Antonio, Texas, US, from Maxim. The assets and related business that we acquired from Maxim are held and conducted through one of our wholly owned U.S. subsidiaries, Tower SA. Fab 9 supports process geometries ranging from 0.80-micron to 0.18-micron using CMOS, power management and analog based technologies.

In 2021, we entered into a definitive agreement with ST to share a 300mm facility being built in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. The buildings and facilities are being established by ST. The parties are expected to share the cleanroom space and the facility infrastructure, and TSIT will have the right to use one-third of the installed capacity for its foundry customers.  TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at the facility.

On February 15, 2022, we entered into the Merger Agreement with Intel FS Inc. and Intel, under which Intel was to acquire all of Tower’s outstanding ordinary shares for cash consideration of $53 per share; however, having received no indications regarding certain required regulatory approval, on August 16, 2023, Intel and Tower announced that they had mutually agreed to terminate the Merger Agreement.  Pursuant to the terms of the Merger Agreement, and in connection with the termination, Intel paid Tower a reverse termination fee equal to $353 million.

In September 2023, Tower and Intel entered into an agreement under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States.  Under the agreement, Tower will invest up to $300 million to acquire equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in Intel’s facility.

Our executive offices and Israeli facilities are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 2310502 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2570 North First Street, Suite 480 San Jose, CA 95131.

The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.  Our filings with the SEC are available to the public through the SEC’s website (http://www.sec.gov).  For more information about us, go to http://www.towersemi.com.  Information on our website is not incorporated by reference in this annual report.

B. BUSINESS OVERVIEW

INDUSTRY OVERVIEW

Semiconductor devices are critical components in a variety of applications, from computers, consumer applications and communications, to industrial, military, medical and automotive applications. Rapid changes in the semiconductor industry frequently make recently introduced devices and applications obsolete within a very short period of time. With the increase in their performance and decrease in their size and resulting decrease in cost, the use of semiconductors and the number of their applications have increased significantly.

Historically, the semiconductor industry was composed primarily of companies that designed and manufactured integrated circuits (“ICs”) in their own fabrication facilities, which are known as integrated device manufacturers (“IDM”). In the mid-1980s, fabless companies, which focused on design and used external manufacturing capacity, began to emerge. Fabless companies initially outsourced production to IDMs, which filled this need through their excess capacity. As the semiconductor industry continued to grow, increasing competition forced fabless companies and IDMs to seek reliable and dedicated sources of wafer foundry services. Use of external manufacturing capacity allowed IDMs to reduce their investment in their existing and next-generation facilities and process technologies. This need for external capacity led to the development of independent companies, known as foundries, which focus primarily on providing wafer manufacturing services to semiconductor suppliers. Foundry services are used by nearly all major semiconductor companies in the world, including IDMs, as part of a dual-source, risk-diversification and cost effectiveness strategy.

Semiconductor suppliers face increasing demand for new products that provide higher performance, greater functionality and smaller form factors at lower prices – all features that require increasingly complex ICs. The industry has experienced a dramatic increase in the number of applications that incorporate semiconductors. Further, in order to compete successfully, semiconductor suppliers must minimize the time it takes to bring a product to market. As a result, fabless companies and IDMs have focused more on their core competencies, design and intellectual property development, and tend to outsource manufacturing to foundries.

The two basic functional technologies for semiconductor products are digital and analog. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of end products such as digital still cameras, x-ray medical applications, flat panel displays, personal computers, cellular handsets, smartphone, telecommunications equipment, consumer applications, automotive and industrial products. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices which can process both analog and digital signals.

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

Mixed-signal devices are an essential part of any front-end product, device and/or system. Our advanced analog CMOS process technologies have more features than standard analog CMOS process technologies and are well suited for higher performance or more highly integrated analog and mixed-signal semiconductors, such as high-speed analog-to-digital or digital-to-analog converters and mixed-signal semiconductors with integrated data converters. These process technologies generally incorporate higher density passive components, such as capacitors and resistors, as well as improved active components, such as native or low voltage devices, and improved isolation techniques, into standard analog CMOS process technologies.

The enormous costs associated with modern fabs, combined with the increasing demand for complex products, has created an expanding market for outsourced foundry process manufacturing services. Foundries can cost-effectively supply advanced process technology services to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dies on each wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, specialized RF devices on SOI, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS), non- imaging sensors of different types, high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), bipolar CMOS double-diffused metal oxide semiconductor (BCD), silicon photonics platforms, NVM technologies and special devices for AI technologies. Due to our extensive and diversified work in specialized process technologies, we have the required skills to provide quality and flexibility in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

Foundries may also offer customers competitive complementary services through design, testing, and other technical services.

PROCESSES MANUFACTURING SERVICES AND SPECIALIZED TECHNOLOGIES

We use silicon wafers based on customers’ proprietary designs to perform an intricate process that consists of constructing layers of conducting and insulating materials on raw wafers in intricate patterns which requires hundreds of interrelated steps performed on different types of equipment, and each step must be completed with extreme accuracy to achieve good device performance metrics. In some cases, we provide our customers with our own proprietary or third-party design elements. We perform a series of processes, in which photosensitive material is deposited on the wafer and exposed to light through a mask, and hundreds of steps (moves) per wafer, including photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing. The final step is wafer probing, which involves inspection of each unit in order to identify those that are operable for assembly. Customers often use third party service providers for the performance of wafer probing. In most cases, our customer assumes responsibility for dicing, assembly, packaging and testing.

Our customers are fabless companies and IDMs, as sole source or second source, and enable smooth integration of the semiconductor design and wafer processes. By doing so, we enable our customers to bring high-performance, highly integrated end products to market rapidly and cost effectively. We believe that our technological strengths and emphasis on customer service have allowed us to develop a unique position in large, high-growth specialized markets for CMOS image sensors, RF, power management and high-performance mixed signal applications.

Our manufacturing process is using specialty process technologies, mostly based on CMOS process platforms with added features to enable special and unique functionality, decreased footprint of products, competitive performance and cost advantages for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex than products made using standard process technologies employing similar technology nodes. Generally, customers that use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the specific process technology used. The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. In addition, the relatively small engineering community with specialty process expertise and the significant investment required for development or transfer and maintenance of specialty process technologies has limited the number of foundries capable of offering specialty process technologies. We believe that our specialized process technologies combined with dedicated design enablement capabilities distinguish our services and attract industry-leading customers.

We also offer process transfer services to IDMs that wish to use their own technologies and processes. Our process transfer services are also used by fabless companies with proprietary process flows that wish to have an additional supplier for purposes of geographic diversity or for the manufacture of an advanced technology node that is very costly to build themselves. Our process transfer services include development, transfer, and extensive optimization as defined by customer needs.

With our world-class engineering team, well established transfer methodologies and vast experience, we offer state of the art factories for core bulk CMOS and specialized technologies such as RF SOI, integrated into back-end-of-line (BEOL) TMR/MTJ (magnetic tunnel junction) sensors, silicon photonics, SiGe and MEMS, among others.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over more than thirty years. We have built strong relationships with customers. Our consistent focus on providing high-quality, value-added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions. Our emphasis on working closely with customers and accelerating the time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, while increasing the number of new customers and new products.

We continuously target to expand our capacity footprint and business by attracting new customers that will utilize our existing capacity, some of which have recently implemented further capacity expansion projects, as well as by acquiring external capacity through acquisitions of existing or newly established fabs, as we have done in the past, with or without third-party collaboration and/or funding (including cash, equity or in-kind investment).

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

We derived a significant amount of our revenues for the year ended December 31, 2023 from our target specialized technologies: RF CMOS, including RF SOI (RF CMOS on silicon-on-insulator), SiGe BiCMOS, power and discrete devices, CMOS image sensors and  non-imaging sensors. We are highly experienced in these technologies, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

CMOS Image Sensors

CMOS image sensors are ICs used to capture an image in a wide variety of consumer, communications, medical, automotive and industrial market applications, including camera-equipped cell phones, digital still, video, security and surveillance cameras, and video game consoles. Our process technologies assure consistently high performance of the integrated sensor through wafer-level characterization. Our CMOS image sensor processes have demonstrated superior optical characteristics, excellent spectral response and high resolution and sensitivity. The ultra-low dark current, high efficiency and accurate spectral response of our photodiode enable faithful color reproduction and acute detail definition.

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

Specifically, our CIS portfolio includes pixels ranging from 1.12 micron up to 150 microns, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three-dimensional sensor markets. Our advanced technology used in CMOS image sensors enables improved performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, enabling us to offer very sophisticated and high performance camera module solutions. Our state-of-the-art pixels are used in a variety of new markets, such as the high-end machine vision cameras and the rapidly growing ToF 3D sensor market. In addition, our advanced global shutter technology and global shutter pixels, as small as 2.5um, enable excellent performance, especially, very high shutter efficiency.

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

Our stitching technology, a cornerstone of our X-Ray sensors technology, enables semiconductor exposure tools to process single ultra-high-resolution CMOS image sensors containing millions of pixels at sensor sizes far larger than the photo exposure tool (scanner) field size.

This technology is used by us to offer large X-Ray sensors (up to one die per wafer) on 8” and 12” wafers as well as high-end large format photography and industrial sensors with special pixels that we have developed specifically for this market.

In past years, we have completed and qualified our next generation CMOS sensor technology, namely BSI and wafer stacking, which combines a digital CMOS wafer with an imager wafer that is then thinned for backside illumination (BSI) with billions of electrical Cu-Cu connections between the two wafers. We now offer both BSI and stacking technologies in 200mm (in cooperation with a third-party that processes several steps of the BSI part of the process on our wafers, using our own developed BSI technology) and in 300mm in our own facilities at TPSCo. We  augmented this technology with additional deep trenches (DTI) between pixels as well as a unique layer to enhance near infrared response.

We specially developed our near Infra-Red imaging technology for gesture recognition systems and a series of spectrally sensitive image sensors, including proximity sensors and sensors sensitive in the UV range. We also announced our iToF (indirect Time of Flight) technology with outstanding performance parameters for fast autofocus and face recognition functions in mobile devices.

In addition, we developed SPAD (Single Photon Avalanche Diodes) technology for dToF (direct Time of Flight) LIDAR (Light Detection and Ranging) applications in mobile devices, smart automotive Advanced Driver Assistance Systems (ADAS) and Autonomous Driving (AD) vehicles. We also further developed our stacked technology to support the stacking of a very advanced technology node CMOS wafer with a state-of-the-art SPAD imager, with pixel level electrical connections between the wafers.

MEMS and Displays

In the MEMS area, we use MEMS switches technology for fast RF antenna switching and accelerometers for a variety of applications.

The display market is undergoing a dramatic change from LCD-based screens with LED backlighting into micro OLED or micro LED displays, allowing substantially higher dynamic range with true black and higher brightness and dynamic range. The display market spans from small displays, such as smartwatch or VR goggles displays, through smartphone, tablet and laptop displays, to large format TV displays. In today’s technology, all of these displays are glass based, using OLED on glass for the small to medium display sizes. The appearance of the fast-growing VR headset market has created the need for a high-resolution OLED small display that can be manufactured only on Silicon backplane. We have developed a highly competitive silicon backplane technology for the OLEDoS (OLED on Silicon) market, targeted mainly at the VR market. We offer a 5V based platform and expect to release a 10V based platform, which will support even higher brightness, by the end of 2024. Due to the large size of such a display compared with a regular CMOS die, we believe that this market may grow substantially.

RF CMOS

Many RF products are built today based on RF CMOS technology on silicon-on-insulator (SOI) substrates (RFSOI). These RFSOI process technologies include devices optimized to deliver higher performance and improved isolation relative to devices in bulk RFCMOS process. We currently have RFSOI process technologies in 0.18 micron, 0.13 micron and 65 nanometer lithography nodes and fabricate various devices, including antenna switches with record FOM (figure of merit) and front end modules that can be found in various products, including state-of-the-art smartphones.

SiGe BiCMOS for RF and High Performance Analog

Our SiGe BiCMOS process technologies have more features than RF CMOS or standard BiCMOS processes and are well suited for advanced RF and high-performance analog semiconductors such as high-speed, low noise, front-end wireless components, optical networking components, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers and low-noise amplifiers. These technologies generally incorporate silicon germanium bipolar transistors, which are formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than the BiCMOS process technology. It is also possible to achieve higher speed using SiGe BiCMOS process technologies equivalent to those demonstrated in standard RF CMOS processes that are two process generations smaller in line width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard RF CMOS process technology. We developed enhanced tool capabilities in cooperation with large semiconductor tool suppliers to achieve high yield SiGe volumes. We believe this equipment and related process expertise makes us one of the few companies with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 SiGe BiCMOS technologies available and 65nm SiGe BiCMOS under development.

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

In addition, we have developed a unique NVM solution (Y-Flash) specifically for power and power management applications in our 0.18 micron and 65nm platforms. We have developed a series of Y-flash based modules of up to 16kbit, which have been integrated in various power management products of our customers. We have also introduced high density single Poly silicon memory arrays of other intellectual property vendors into our CMOS process flows.

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

Our sales cycle is generally 9 to 24 months or longer for new customers and can be as short as 6 to 12 months for existing customers. The typical stages in the sales cycle process from initial contact until production are:

•	technical evaluation;

•	wafer design to our specifications, including integration of third party intellectual property;

•	photomask–- design and order third-party photomask ;

•	silicon prototyping;

•	assembly and test;

•	validation and qualification; and

•	production.

The primary customers of our foundry and design services are fabless semiconductor companies and IDMs. Our customers include many analog and mixed-signal industry leaders, serving a variety of end market segments. A portion of our wafer sales are made pursuant to long-term contracts with our customers, under which we agree to reserve capacity for certain purchasing commitments. During the year ended December 31, 2023, we had four significant customers that each contributed between 9% to 14% of our revenues. During the year ended December 31, 2022, we had five significant customers that each contributed between 5% to 14% of our revenues. During the year ended December 31, 2021, we had six significant customers that each contributed between 4% to 21% of our revenues.

The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2023	2022	2021
United States	46%	49%	41%
Japan	17%	16%	22%
Asia, excluding Japan	27%	26%	30%
Europe	10%	9%	7%
Total	100%	100%	100%

The semiconductor industry is historically characterized as highly cyclical, both seasonally and over the long term. Over time, the market fluctuates, cycling through periods of weak demand, production excess capacity, excess inventory and price pressure, and periods of strong demand, full capacity utilization, and wafer shortages, commanding higher selling prices.

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

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wired and wireless high-speed communications, consumer applications, automotive, medical, security and industrial applications. We sell wafers for a wide range of markets, including but not limited to, high-performance applications, such as antenna switches, transceivers and power management circuits for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and drivers for consumer applications; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; high end video cameras, dental and medical x-ray vision, industrial cameras, focal plane arrays for imaging applications; infra-red detectors for gesture recognition, controllers for power amplifier and switching chips in cellular phones and wireline interfaces for switches and routers, magnetic field and gas and UV sensors.

COMPETITION

The competitive dynamics within the global semiconductor foundry industry are subject to change as companies expand their technology portfolios, enter new markets, or adjust their strategic focus. This industry is technology-driven, with constant advancements in capacity equipment, technology processes, materials, and design methodologies. We compete most directly in the specialty segment with foundries such as GlobalFoundries (mainly in the RF business), Vanguard Semiconductor, DongBu, X-Fab and Hua Hong Semiconductor. We also compete in some areas with the pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (“TSMC”), United Microelectronics Corporation (“UMC”) and Semiconductor Manufacturing International Corp. (“SMIC”). These three pure-play semiconductor foundries primarily compete against one another and focus on 12-inch deep-submicron CMOS processing, though they each also have some capacity for specialty process technologies. The rest of the foundry industry, including existing Chinese, Korean and Malaysian foundries, generally target either industry standard 8-inch CMOS processing or specialty process technologies. Most competitors, particularly those based in the Asia-Pacific region, benefit from their proximity to key markets and the integrated design and manufacturing ecosystems prevalent in these areas. However, global efforts to diversify semiconductor manufacturing bases are beginning to challenge this dynamic, signaling a shift towards a more geographically dispersed competitive landscape. Geopolitical factors and trade policies can significantly impact the semiconductor industry. Restrictions, trade tensions, and policies promoting domestic employment and wafer manufacturing can influence foundries’ financials, business, operations and competitive positioning. The principal elements of competition in the wafer foundry market are:

•	technology offering and future roadmap;

•	wafer performance;

•	system level technical expertise;

•	research and development capabilities;

•	access to intellectual property;

•	customer technical support;

•	design services;

•	product development kits (PDKs);

•	operational performance;

•	quality systems;

•	wafer quality;

•	operational yields;

•	customer support and service;

•	pricing;

•	management expertise;

•	strategic customer relationships;

•	capacity availability; and

•	stability and reliability of supply.

Some of our competitors, notably the pure-play advanced technology node-driven foundry service providers, have greater capacity, may have greater scope and/or a greater number of research and development resources, better cost structure and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

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

Some semiconductor companies have advanced their CMOS designs to 5-10 nanometer. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, nor do our current plans include, any technology or operations using CMOS processes at such smaller geometries.

WAFER FOUNDRY SERVICES

Wafer foundry service mode of work is an intricate process that consists of constructing layers of conducting and insulating materials on raw wafers in intricate patterns that requires hundreds of interrelated steps performed on different types of equipment, and each step must be completed with extreme accuracy to achieve required device performance metrics. The process can be summarized as follows:

Circuit Design. This process begins when a fabless company or IDM designs (or engages a third party or us to design) the layout of a device’s components and designates the interconnections between each component. The result is a pattern of components and connections that defines the function of the end product. After the product design is completed, foundries provide such companies with processing services of such companies’ device design.

Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask. The mask is the blueprint for each specific layer of the semiconductor wafer. We engage external mask shops for the manufacture of such masks.

Wafer Processing. A series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask, including hundreds of steps (moves) per wafer, such as photolithography, oxidation, etching and stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing and thermal processing. The final step is wafer probing, which involves inspection of each unit in order to identify those that are operable for assembly. Customers often use third-party service providers for the performance of wafer probing.

Assembly and Test. At this phase, the wafers are transferred to assembly and test facilities. In the assembly process, each wafer is cut into dies, or individual semiconductors, and tested. Defective dies are discarded, while good dies are packaged and assembled. Assembly protects the product, facilitates its integration into the target systems and enables heat dissipation. Following assembly, the functionality, voltage, current and timing of each product is tested. After testing, the completed product is shipped either to our customer or to their customer’s printed circuit board manufacturing facility. Our customers often use third party service providers for the performance of wafer assembly and testing, and to a smaller extent, part of such process may be performed independently by us.

RAW MATERIALS

Our processes use many raw materials, including silicon wafers, chemicals, gases and various types of metal targets.  Although most of our raw materials are available from multiple suppliers, certain materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever feasible so that a quality or delivery problem with any one vendor will not adversely affect our operations. We may have long-term supply agreements with our vendors where necessary or beneficial to Tower.

Our general inventory policy is to maintain sufficient stock of each principal raw material for the operations and rolling forecasts of near-term requirements received from customers. In addition, we have agreements with some material suppliers under which they reserve certain levels of inventory in their warehouses for our use. We typically work with our vendors to plan our raw material requirements on a monthly basis, with pricing generally set on an annual basis. The actual purchase price is generally determined based on the prevailing market conditions. Although we have not experienced any shortage of raw materials that had a material effect on our operations, and current supplies of raw materials we use are adequate, shortages could occur in various critical materials due to interruption of supply or an increase in industry demand.

The most important raw material we use is the silicon wafer, which is our basic raw material. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

In addition, certain materials are purchased through sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for production when purchased, this may result in excess payment and/or expenses write-off in our financial statements, which may adversely impact our financial results. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— “If we are unable to purchase equipment and/or raw materials and other manufacturing supplies, or there are delays in the delivery thereof, we may face delays or a temporary halt in operations or other problems. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write such purchases off, which may adversely impact our financial results.”

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

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with the partial participation of the Government of the State of Israel through the Israeli Innovation Authority (the “IIA”) (formerly, the Israeli Office of the Chief Scientist), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984) (the “Innovation Law”) and related regulations and guidelines. Under the terms of the Israeli Government participation and the Innovation Law as currently in effect, a royalty of 3% or up to 5% of the net sales of products and services developed from a project funded by the IIA must generally be paid to the IIA, up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest. Until October 25, 2023, the interest was calculated at a rate based on the last published 12-month LIBOR applicable to U.S. dollar deposits. On October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR, according to which, (a) for IIA grants approved between January 1, 1999 and June 30, 2017 – the annual interest will be the interest in effect at the time of the grant approval; (b) for IIA grants approved between July 1, 2017 and December 31, 2023 – for the period prior to December 31, 2023, the interest shall be calculated based on the 12-month LIBOR applicable to U.S. dollar deposits, as published on the first trading day of each year or in an alternative publication of the Bank of Israel; and for periods as of January 1, 2024, the annual interest shall be calculated at a rate based on the 12-month secured overnight financing rate (“SOFR”), or at an alternative rate published by the Bank of Israel plus 0.71513%; and (c) for IIA grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, and (ii) a fixed annual interest rate of 4%.

The terms of such IIA grants and Innovation Law imposes significant restrictions on the transfer of the manufacturing of products developed with IIA grants outside Israel (except to the extent that the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel) and on the transfer (including by way of license) of IIA-funded technologies to third parties outside Israel. For example, the transfer of manufacturing or manufacturing rights of IIA funded products outside of Israel (except for the transfer of up to 10% of the manufacturing capacity in the aggregate which requires only a notice to the IIA), requires the prior approval of the IIA, which approval, if received, would generally result in the payment of increased royalties, up to 150% the amount of the IIA grants, depending on the portion of manufacturing performed outside of Israel, plus accrued interest, and the applicable royalty repayment rate could increase.  In addition, the transfer or license of IIA-funded technologies to third parties outside Israel requires the prior approval of the IIA, which approval is generally contingent on payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the grant(s) amount (less paid royalties, if any, and depreciation, but no less than the total amount of grants actually received by us), plus accrued interest.

In addition to the above, we may be required to obtain export licenses before exporting certain technology or products to any third party and may be required to comply with Israeli, U.S. and other foreign export regulations, as may be applicable.

Our research and development activities seek to upgrade and improve our technologies and processes. We maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the needs of our customers. A substantial portion of our research and development activities are undertaken in cooperation with our customers and equipment vendors. Due to the rapid changes in technology that characterize the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications.

Research and development expenses for the years ended December 31, 2023, 2022 and 2021 were $79.8 million, $83.9 million and $85.4 million, respectively, net of government participation of $0.5 million, $0.3 million and $0.8 million, respectively. As of December 31, 2023, we employed 415 professionals in our research and development departments, 50 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights related to our production processes. To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents on our intellectual property.

As of December 31, 2023, we held 282 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in CMOS image sensors, non-imaging sensors, embedded flash, power management, AI, RF, SiGe, MEMS, mixed-signal and Silicon Photonics (SiPho) technologies by continuous development in these areas and wherever possible, patent our new developments on a continuous basis.

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

DESIGN SERVICES

To better serve our customers’ design needs using advanced CMOS and mixed-signal processes, we have entered into a series of agreements with leading providers of physical design libraries, mixed-signal and non-volatile memory design components. These components are basic design building blocks, such as standard cells, interface input-output (I/O) cells, software compilers for the generation of on-chip embedded memory arrays, mixed-signal and non-volatile memory design blocks. To achieve optimal performance, all of these components must be customized to work with our operational processes. These components are used in part of our customers’ chip designs.

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as operational process support in an effort to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc., Mentor Graphics Corp., and other suppliers of design automation tools, and also licensed standard cells, I\O and memory technologies from ARM, Synopsys, Inc., and other leading providers of physical intellectual property components. Through these relationships, we provide our customers with the ability to simulate the behavior of their design in our processes using standard design automation tools.

The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design support. At the initial design stage, our customers’ internal design teams use the proprietary design kits that we have developed to design products that can be successfully and cost-effectively used with our specialty process technologies. These design kits, which collectively comprise our design library and design platform, allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment to our processes. Our process engineers, who have significant experience with analog and mixed-signal semiconductor design and operations, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a periodic multi-project wafer run in which we collect several customers’ designs and put them into a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design center helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the required design resources and capabilities namely, accurate device models, rich PDKs, silicon proven ESD (Electro Static Discharge) protection structures for different voltages ranging from 2KV to 15KV and I/Os, special design rules per application and technical support. Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provide a substantive and competitive advantage for our customers, for example when time to market is critical (our design support reduces the number of required runs) or when implementing designs that reach the boundaries of technology. In addition, our IP and design services can assist in relieving some of our customers' problems, providing the specific skills and expertise critical for quick and successful implementation of our customers’ design in our fabs.

We believe that our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represent one of our more notable competitive strengths.

JAZZ SEMICONDUCTOR TRUSTED FOUNDRY

For purposes of our U.S. aerospace and defense business, Tower and Tower NPB have worked with the Defense Counterintelligence Security Agency of the United States Department of Defense (“DCSA”) to mitigate concern of foreign ownership, control or influence over the operations in Fab 3. The protection and prevention of potential unauthorized access of trusted and classified materials and information was addressed by creating Jazz Semiconductor Trusted Foundry (“JSTF”) as a subsidiary of Newport Fab LLC, which is directly held by NPB Co., and limiting possession of all trusted and classified information solely to JSTF. JSTF maintains facility security clearance (which is currently limited but may be remediated) and Trusted Foundry accreditation status.

C. ORGANIZATIONAL STRUCTURE

The legal name of our company is Tower Semiconductor Ltd. Tower was incorporated under the laws of the State of Israel in 1993.

Tower directly operates our Fab 1 and Fab 2 facilities in Israel. During the first quarter of 2024, we determined to re-organize and re-structure our Israeli operations, through the cessation of our Fab 1 operations within approximately one year and the integration of a portion of our 6”, Fab 1 operations (150mm) into our 8”, Fab 2 operations (200mm), in order to optimize our operations due to anticipated changes in market dynamics and customer demand.

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

Tower Semiconductor San Antonio, Inc., which is wholly-owned by Tower US Holdings Inc., operates our Fab 9 facility in San Antonio, Texas, USA. In addition, Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States, after required equipment will be purchased, installed and qualified.

Tower Semiconductor Italy S.r.l., Tower’s wholly-owned Italian subsidiary, is expected to share capacity with ST in a 300mm facility being established in Agrate, Italy by ST.

D. PROPERTY, PLANTS AND EQUIPMENT

WAFER FOUNDRY FACILITIES

We process semiconductor wafers at six facilities: Fab 1 and Fab 2 facilities in Israel, Fab 3 in Newport Beach, California in the U.S., TPSCo’s fabs (Uozo E and Tonami CD) in Japan, and Fab 9 in San Antonio, Texas in the U.S. TSIT is expected to share capacity with ST in a 300mm fabrication facility being established by ST in Agrate, Italy, which we refer to as Fab 10. In addition, under an agreement entered into in September 2023, Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States, after required equipment will be purchased, installed and qualified, referred to as Fab 11.

The capacity in each of our facilities at any particular time varies and depends on the combination of the processes being used and the wafer mix being processed at such time. Hence, it may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of processes in use in order to respond to changing customer needs and to maximize utilization of the fab. In general, our ability to increase our capacity has been achieved through the addition of equipment, improvement in equipment utilization, and the reconfiguration and expansion of existing clean room areas.

Capital expenditures in 2023 and 2022 were $432 million and $214 million, respectively, net of proceeds from sale of equipment and fixed assets of $12 million and $153 million, respectively.

Fab 1

We acquired our Fab 1 facility from National Semiconductor in 1993, which had operated the facility since 1986. The facility is located in Migdal Haemek, Israel. We occupy the facility under a long-term lease from the Israel Lands Authority which expires in 2032.

Our Fab 1 facility includes an approximately 51,900 square foot special “clean room” in which most operations are performed, and it is  supporting geometries ranging from 1.0 micron to 0.35-micron.

During the first quarter of 2024, we determined to re-organize and re-structure our Israeli operations, through the cessation of our Fab 1 operations within approximately one year and the integration of a portion of our 6”, Fab 1 operations (150mm) into our 8”, Fab 2 operations (200mm), in order to optimize our operations due to anticipated changes in market dynamics and customer demand.

Fab 2

In 2003, we commenced operations in our Fab 2, also located in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF SOI, power platforms and mixed-signal technologies. We have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technology advancement and capacity expansion.

The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049. The overall clean room area in Fab 2 is approximately 100,000 square feet.

Fab 3

NPB Co.’s facility, Fab 3, is located in Newport Beach, California. Fab 3 supports geometries ranging from 0.80 to 0.13-micron. The facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area.

NPB Co. leases its facility under a lease agreement that was initially in effect until March 2022, and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five year period, which NPB Co. elected to exercise for the lease to continue through March 2027. Under the lease agreement as currently in effect, (i) NPB Co’s rental payments consist of fixed base rent and fixed management fees and NPB Co.’s pro rata share of certain expenses incurred by the landlord in the ownership of these buildings, including property taxes, building insurance and common area maintenance; and (ii) the lease agreement includes certain obligations of the parties, including certain noise abatement actions, in relation to the facility. The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims. In the absence of an extension to the lease agreement or an agreement to acquire the property, coupled with municipal approval to allow for industrial use of the land on which Fab 3 was built after 2027 (rather than the current municipal plan, which classifies the land as a residential area, however permits Tower’s current industrial use until 2027), we would be required to use alternative solutions for our capacity at NPB Co., including through cross qualification of process technologies at our other fabs, which would require us to invest significant amounts to acquire equipment tools to increase the capacity and capabilities in certain of our other fabs. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to Fab 3 lease could harm our business, operations and financial results.”

Uozu E Tonami CD and Arai E fabs

In 2014, we acquired a 51% equity stake in TPSCo, a company initially formed by Panasonic Corporation to become a foundry wafer provider to Panasonic and other third-party customers, using three factories located in Hokuriku, Japan, which were established by Panasonic. Pursuant to the transaction, Panasonic transferred its capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo. The fabs support geometrics ranging down to 65 nanometer. The fabs’ land and buildings are leased by PSCS (now named NTCJ) to TPSCo. As part of the TPSCo agreements, at the request of Panasonic (through PSCS; since 2020, named NTCJ), the operations in Japan were reorganized and restructured such that the Arai factory, which solely supported NTCJ and did not serve Tower or TPSCo’s foundry customers, ceased operations effective July 2022. The Uozu and Tonami facilities remain unchanged.

On January 1, 2024, an earthquake hit Japan in a neighboring vicinity to the location of TPSCo’s facilities. While there was no impact or damage to the buildings and the facilities’ structure, there was damage to tools and some percentage of work in progress and inventories scrapped at the facilities, as well as a temporary cessation of operations. The dedicated staff and response teams worked to ensure operational safety and stability, utilizing all available resources to minimize any potential disruptions to operations and customer service, and returned both factories to full operation with start levels currently to the levels set in the annual plan.

Fab 9

During 2016, we acquired Fab 9 in San Antonio Texas, USA from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly-owned US subsidiary, Tower SA. Fab 9 supports process geometries ranging from 0.18 to 0.8 micron for the processing of products using CMOS and analog based technologies. Under the terms of the acquisition agreement, until the termination or expiration of the supply agreement entered into between Maxim and Tower SA, Maxim has a right of first offer to re-purchase Fab 9 in the event Tower or any of its subsidiaries sell, transfer, dispose of, cease the operations of, close, transfer or relocate Fab 9, or if Tower or its operations at Fab 9 become subject to a petition of bankruptcy or liquidation.

ST fab shared in Italy (Fab 10)

In 2021, we entered into a definitive agreement with ST to share a 300mm facility being built in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. The buildings and facilities are being established by ST. The parties are expected to share the cleanroom space and the facility infrastructure, and TSIT will have the right to use one-third of the installed capacity for its foundry customers.  TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at the facility.

Capacity Corridor in Intel’s fab

In September 2023, we signed an agreement with Intel under which we will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States, after required equipment will be purchased, installed and qualified.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

We have placed significant emphasis on achieving and maintaining a high standard of quality. All our facilities are ISO 9001 certified, an international quality standard that provides guidance to achieve an effective quality management system. In addition, all our facilities are IATF16949 certified, a stringent automotive quality standard.

Our operations are subject to a variety of laws and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our processes. Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All of our facilities are ISO 14001 certified, an international standard that provides management guidance on how to achieve an effective environmental management system. Risks have been evaluated and mitigation plans are in place to prevent and control accidental spills and discharges. Procedures have also been established at all our locations to ensure that any such potential situations are properly addressed. The environmental management system assists in evaluating compliance status with all applicable environmental laws and regulations as well as establishing loss prevention and control measures. In addition, our facilities are subject to strict regulations and periodic monitoring by governmental agencies.

For safety, all of our facilities are OHSAS/ISO 45001 certified, an international occupational health and safety standard that provides guidance on how to achieve an effective health and safety management system. The health and safety standard management system assists in evaluating compliance status with all applicable health and safety laws and regulations as well as establishing preventative and control measures.

Our goal in implementing OHSAS 45001, ISO 14001, ISO 9001 and IATF16949 systems is to continually improve our environmental, health, safety and quality management systems.

In addition, we are committed to an ESG program with a corporate focus on social contribution and sustainability through diverse initiatives and activities. We have issued a dedicated report on our ESG policies, including our strategy and long-term plan.  We engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and our environment.

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

For a discussion of our results of operations for the year ended December 31, 2022 compared to December 31, 2021, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Item 5: Operating and Financial Review and Prospects."

A. OPERATING RESULTS

OVERVIEW

We are a pure-play independent specialty foundry dedicated to provide wafers and engineering services based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own. We currently offer process technology geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers; 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers; and 90 nanometer, 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use the wafers for their end products, which are sold to and/or used in diverse markets, including consumer applications, personal computers, communications, hand-sets and smartphones, automotive, industrial, aerospace and medical devices. The technology platforms that we offer are focused on the mega trends of seamless connectivity, green everything and interactive smart systems.

For the year ended December 31, 2023, our revenues were derived from customers located around the globe, of which 46% were located in the United States, 17% in Japan, 27% in Asia (excluding Japan) and 10% in Europe, as compared to 49%, 16%, 26% and 9%, respectively, for the year ended December 31, 2022.

For the year ended December 31, 2023, 14% of our revenues were derived from NTCJ, 30% of our revenues were derived from four different customers, each comprising between 3% to 9% of our revenues, and the remaining 56% of our revenues were derived from many other smaller customers, as compared to 14% derived from NTCJ, 33% derived from five different customers, each comprising between 4% to 9% of our revenues, and the remaining 53% derived from many other smaller customers for the year ended December 31, 2022.

In order to address the growing demand for our products and to attract and retain our customers, in 2023, we increased by 21% our gross investments in property and equipment from $367 million in 2022 to $445 million in 2023, directed to our fabs in Israel, Italy, the United States and Japan.

KEY FACTORS AFFECTING OUR RESULTS

The following are key factors that impact our results of operations:

Ability to attract and retain customers.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry over more than thirty years. We have built strong relationships with customers. Our consistent focus on providing high-quality, value-add services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions. Our emphasis on working closely with customers and accelerating time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, while increasing the number of new customers and new products.

We continuously target to expand our industry footprint, capacity and business by addressing current customers’ future needs and attracting new customers that will utilize our existing facilities, some of which have recently implemented further capacity expansion projects, as well as by acquiring external capacity through acquisitions of existing or newly established fabs, as we have done in the past, with or without third-party collaboration and/or funding (including cash, equity or in-kind investment). We also offer from time to time a wide range of support services for the establishment of new facilities or the ramp-up of existing facilities owned by third parties, using our technological, operational and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights.

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

Selling prices and operating costs.

Our gross margin has been and will continue to be affected by a variety of factors, including the market demand for semiconductor wafers, timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of raw materials, including silicon starting material wafers, and yields. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing operating costs and introducing new and higher value-add products. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on our operating costs, our gross margin will decline.

Investment in capacity growth.

We have invested, and intend to continue to invest, in expanding our capacity, developing our products to support our growth and expanding our infrastructure. Specifically, we entered into an agreement with ST in 2021 to share 300mm clean room space in Italy, for which we started purchasing, and will continue purchasing, a significant amount of equipment tools. In September 2023, we entered into an agreement with Intel under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States. Under this agreement, Tower will invest up to $300 million to acquire equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in Intel’s facility. In addition, we continue to explore additional capacity opportunities that may require us to use a significant portion of our cash and, to fund other investments and cash plans.  We may want and/or need to raise additional funds by way of debt and/or equity offerings, which funds may not be available at reasonable terms, if at all, due to  unfavorable capital market conditions, and may require consents that we may not be able to obtain. We plan to continue to invest in our capacity expansion initiatives and existing and new operational capabilities throughout the world through significant capital expenditure, and the return on these investments may be lower than we expect and these investments may significantly reduce our net profit and cash balance, and require us to raise additional funds by way of debt or equity offerings. In addition, as we invest in expanding our operations into new areas internationally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher fixed costs and operating expenses, potential impact of legal and regulatory developments, as well as shareholder dilution and high depreciation on fixed assets that may reduce our profitability.

New Accounting Pronouncements

For recently issued accounting pronouncements, see Note 2X and Note 2Y to our annual financial statements included herein.

RESULTS OF OPERATIONS

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on May 16, 2023.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2023	2022
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	75.2	72.2
Gross Profit	24.8	27.8
Research and development expense	5.6	5.0
Marketing, general and administrative expense	5.1	4.8
Restructuring gain from sale of machinery and equipment, net	(3.7)	(1.2)
Restructuring expense	1.3	0.6
Merger-contract termination fee, net	(22.0)	--
Operating profit	38.5	18.6
Financing income (expense), net	2.1	(0.8)
Other income (expense), net	0.5	(0.4)
Profit before income tax	41.1	17.4
Income tax expense, net	(4.6)	(1.5)
Net profit	36.5	15.9
Net income attributable to non-controlling interest	(0.1)	(0.1)
Net profit attributable to the Company	36.4%	15.8%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues for the year ended December 31, 2023 were $1,422.7 million, as compared to $1,677.6 million for the year ended December 31, 2022. The $254.9 million revenue decrease is attributed mainly to a decrease in the quantity of CMOS silicon wafers shipped to our foundry customers from our facilities during the year ended December 31, 2023 as compared to the year ended December 31, 2022, as well as the reorganization and restructuring of our Japan operations during 2022, which resulted in no revenue from the Arai facility for the year ended December 31, 2023 as compared to 2022, as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Cost of revenues for the year ended December 31, 2023 amounted to $1,069.2 million as compared to $1,211.3 million for the year ended December 31, 2022. The $142.1 million decrease in cost of revenue is mainly due to the decreased quantity of wafers shipped to our foundry customers from our facilities as described above, resulting in lower variable and other costs, as well as having no costs associated with the Arai facility in the year ended December 31, 2023 due to the cessation of its operations during 2022, as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Gross profit for the year ended December 31, 2023 amounted to $353.5 million as compared to $466.3 million for the year ended December 31, 2022. The $112.8 million decrease in gross profit resulted from the $254.9 million revenue decrease, net of the $142.1 million decrease in cost of revenues, as described above.

Research and development expense for the year ended December 31, 2023 amounted to $79.8 million, a $4.1 million decrease as compared to $83.9 million in the year ended December 31, 2022.

Marketing, general and administrative expense for the year ended December 31, 2023 amounted to $72.5 million, a decrease of $7.8 million as compared to $80.3 million in the year ended December 31, 2022, both reflecting approximately 5% of the applicable revenues in the respective years.

Restructuring gain from sale of machinery and equipment, net, for the years ended December 31, 2023 and December 31, 2022 amounted to $52.2 million and $20.2 million, respectively, and resulted from the gain on sale of machinery and equipment to third parties following the reorganization and restructuring of our Japan operations during 2022, as described in Note 14B2 to our financial statements for the year ended December 31, 2023

Restructuring expense for the years ended December 31, 2023 and December 31, 2022 amounted to $19.7 million and $10.7 million, respectively, resulting from the reorganization and restructuring of our Japan operations during 2022, as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Merger-contract termination fee, net, for the year ended December 31, 2023 amounted to $313.5 million, representing the reverse termination fee paid to the Company by Intel in connection with the termination of the Merger Agreement, net of associated fees, as described in Note 1 to our financial statements for the year ended December 31, 2023.

Operating profit for the year ended December 31, 2023 amounted to $547.3 million as compared to $311.7 million for the year ended December 31, 2022. The $235.6 million increase in operating profit resulted mainly from the $313.5 million merger-contract termination fee, net, and the $32.0 million increase in restructuring gain from the sale of machinery and equipment, net, as described above, offset in part by the $112.8 million decrease in gross profit, as described above.

Financing income, net, for the year ended December 31, 2023 amounted to $30.5 million as compared to $12.8 million financing expense, net, for the year ended December 31, 2022. The $43.3 million increase in financing income, net, is mainly due to higher amount of deposits and higher interest rates on bank deposits that prevailed during the year ended December 31, 2023 as compared to the prior year.

Other income, net, for the year ended December 31, 2023 amounted to $7.0 million as compared to other expense, net, of $6.9 million for the year ended December 31, 2022. Other income (expense), net includes mainly non-recurring items and, for the year ended December 31, 2023, was comprised mostly of gain on investment in a privately-held company.

Income tax expense, net, for the year ended December 31, 2023 amounted to $65.3 million as compared to $25.5 million for the year ended December 31, 2022. The $39.8 million increase in income tax expense, net, is primarily due to the $292.8 million higher profit before tax for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily as a result of the higher operating profit (mostly due to the merger contract termination fee, net, as described above, and higher financing and other income, net, described above).

Net profit for the year ended December 31, 2023 amounted to $519.5 million as compared to $266.5 million for the year ended December 31, 2022. The $253.0 million increase in net profit was mainly due to the increase in operating profit, described above, and the increase in financing and other income, net, offset in part by the increase in tax expense, net, described above.

Net income attributable to non-controlling interest for the year ended December 31, 2023 amounted to $1.0 million as compared to $1.9 million for the year ended December 31, 2022, resulting from the decrease in TPSCo’s net profit.

Net profit attributable to the Company for the year ended December 31, 2023 amounted to $518.5 million as compared to $264.6 million for the year ended December 31, 2022. The $253.9 million increase in net profit attributable to the Company was mainly due to the $253.0 million increase in net profit, described above.

Impact of Currency Fluctuations

We currently operate in three different regions: the United States, Japan and Israel. In addition, we have initial activities in Italy related to the ST facility in Agrate, Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY and NIS, revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan. In addition, as the process of ordering equipment for the facility in Italy has begun, operational and other Euro denominated costs will be incurred, and therefore, we will also be exposed to the Euro exchange rate fluctuations in relation to the USD regarding such costs.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2023, the USD appreciated against the NIS by 3.1%, as compared to 13.2% appreciation during the year ended December 31, 2022.

The fluctuation of the USD against the NIS may affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase , in USD terms, some of the Israeli facilities’ and utilities’ cost and labor costs that are denominated in NIS, which may lead to the erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2023, the USD appreciated against the JPY by 7.2%, as compared to 14.6% appreciation during the year ended December 31, 2022. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, we had $260.7 million in cash and cash equivalents, as compared to $340.8 million as of December 31, 2022. The main cash items during the year ended December 31, 2023 were as follows: $676.6 million net cash provided by operating activities; $432.2 million invested in property and equipment, net; $288.7 million invested in short-term deposits, marketable securities and other assets, net; and $32.3 million debt repaid, net.

Short-term and long-term debt as of December 31, 2023 amounted to $59.0 million and $172.6 million, respectively, and included loans, operating leases and capital leases. During March 2023, we repaid the Series G debentures in full (principal and interest) and had no outstanding debentures or bonds as of December 31, 2023.

Based on our current operations and expected short term growth, our cash generated from operations, our current and expected available lease lines with third -party leasing companies and existing balance of cash, deposits and marketable securities, we have sufficient resources to meet our cash needs for operating activities and capital expenditures for our existing fabs, and debt repayments in the short term and long term.

If we execute an acquisition transaction(s), or a joint partnership or another large transaction to expand our capacity, including for the funding of the equipment for the facility being established by ST in Agrate, Italy and for the capacity corridor at Intel’s New Mexico fab, acquiring leased assets and/or acquiring and/or establishing additional fabs and/or capacity through other capacity acquisition related transactions, we may utilize our current cash balance, deposits and/or investments in marketable securities and/or may be required to secure additional financing, including by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that we would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount or on favorable terms. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— We may be required to obtain financing for capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, which we may not be able to obtain.”

Recent Financing Transactions

Capital Leases

Certain of our subsidiaries enter into, from time to time, capital lease agreements, mostly for machinery and equipment operated in our facilities, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. These lease agreements currently contain annual interest rates of up to 1.95% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary buys the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

As of December 31, 2023 and 2022, the aggregate outstanding capital lease liabilities for fixed assets were $118.3 million and $158.1 million, respectively, of which $40.3 million and $39.6 million, respectively, were included under current maturities of long-term debt. The available lease lines as of December 31, 2023 were approximately $45.0 million.

Loan Agreement from Japanese Financial Institutions

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $78 million as of December 31, 2023) asset-based loan with a consortium of financial institutions comprised of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd., Tokyo Branch; and (iv) BOT Lease Co. Ltd. (the “2021 JPY Loan”). The 2021 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $25 million as of December 31, 2023) term loan (the “2023 JPY Loan”). The 2023 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan is secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The aggregate outstanding principal amount of the JPY Loans was $102 million as of December 31, 2023.

The JPY Loans contain certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loans are not guaranteed by Tower, NTCJ, or any of their affiliates.  As of December 31, 2023, TPSCo was in compliance with all of the financial covenants under the JPY Loans.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are related primarily to our foundry process by way of improvements, upgrades and development, and have been sponsored and funded by us with some participation by the Israeli government. Our research and development expenses for the years ended December 31, 2023, 2022 and 2021 were $79.8 million, $83.9 million and $85.4 million, respectively, net of government participation of $0.5 million, $0.3 million and $0.8 million, respectively.

For a description of our research and development policies and our patents and licenses, see “Item 4. Information on the Company– B. Business Overview.”

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

There is a trend within the semiconductor industry toward ever-smaller features and growing wafer sizes. State-of-the-art digital fabs are currently supporting process geometries of down to 3-7 nanometers on 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to these larger geometry products, which may result in reduced profitability for the associated fabs. However, our strategy to focus on differentiated specialty analog technologies, along with our deep applications knowledge, design enablement tools and customer technical support, enable a portion of our wafers to be charged at higher wafer selling prices as compared to “commoditized” standard products. We currently offer process geometries of (i) 0.35, 0.18, 0.16, and 0.13 -micron on 200-mm wafers; and (ii) 65 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies and intellectual property (IP) to address the key product and system requirements of our customers, enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer applications, automotive, medical, artificial intelligence and industrial markets. For example, we believe that our specialty RF- SOI and SiGe process technologies can provide performance and cost advantages over current GaAs solutions in the realization of switches and power amplifiers for wireless handsets and smartphones. Our SiGe and silicon photonic technology can provide speed, power and cost advantage over alternative technologies for high-speed optical transceivers used for data communication in data centers, artificial intelligence clusters and network infrastructure. Our power management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. Our specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, infra-red, ultra-violet and X-ray spectral ranges, and develop both ultra small-size cameras and large imagers occupying the whole surface of a 200mm or even a 300mm wafer. We also target the rapidly growing non-visual sensor markets by developing specialized sensors, in particular advanced integrated UV, gas and BioFET sensors. In addition, we target the display markets utilizing micro OLED on silicon, using our well established processes, and in particular, our stitching technology to create large displays for the AR/VR growing market.

We are also engaged in development of intellectual property for enabling data processing using artificial intelligence based on our original device approaches by using our patented memristor solutions for emulating synapses in artificial neural networks. Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, which expands our customer base, and broadening our business with existing customers.

During recent years, we have accelerated our plans to expand our capacity, including through our recent agreement with Intel under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States. We are focused on successfully integrating all of our fabs globally and increasing the utilization of our fabs, by attracting new customers and opportunities.

We seek to maintain capital efficiency by leveraging our operational model and ensure cost-effectiveness. With a global capacity footprint, including six fabs in three continents, and an additional fab to be shared in Italy, we are focused on sharing and applying best practices across the organization, to provide our customers with high quality solutions, along with the applications knowledge and technical support that allow them to benefit from a competitive edge in the market. Our geographical diversity allows us to perform an internal benchmark among our acquired facilities to gain knowledge on work processes and methodologies, thereby ensuring that we maintain a high level of operations across all facilities. Our global foothold also provides our customers with flexibility and business continuity in terms of opportunity for capacity availability.

Over the last several years, we have been constantly looking to expand our presence in the global markets, penetrate new geographical areas, increase our served markets and expand our technology offering through business and development ventures.

This may also be accomplished through the establishment of new facilities with third party collaboration and/or funding, mergers and acquisitions with potential target facilities that may include a solid base of customer demand for the increase of our capacity and/or development of technologies that may expand our servable and/or available market potential, and increase our revenue, customer base and margins. Such transactions, mergers and acquisitions are also beneficial as they provide our customers with capacity diversification and opportunity for additional growth through access to increased capacity. We continuously evaluate potential acquisition opportunities and seek to secure additional capacity. Our current cash balance, deposits and/or investments in marketable securities may be used to enable us to realize and execute on such opportunities, and we may require additional financing through, among other things, debt (including convertible debt, bonds, notes or debentures) and/or equity issuances (including shares and warrants), in order to consummate such opportunities and/or fund our other operational and capital expenditure cash needs, as well as our strategy to expand our global footprint, capacity and capabilities. During 2023, we continued to increase our investments in property and equipment to expand the capacities and capabilities of our existing fabs and our shared fab in Italy.

E. CRITICAL ACCOUNTING ESTIMATES

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates, assumptions and judgments on an ongoing basis. Our estimates, assumptions and judgments are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our financial statements, which, in turn, could change the results from those reported.

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

For the year ended December 31, 2023, the consolidated provision for income taxes was $65.3 million comprised of amounts related to Israel, Japan and the United States, as detailed in Note 19 to our financial statements.

In December 2021, the OECD released Pillar Two model rules imposing on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in every jurisdiction in which they operate. As of January 1, 2024, the rules have been enacted or partially enacted in certain jurisdictions in which we operate. We are studying the rules and its potential impact on our future consolidated financial statements and tax payments, including the rules’ transitional safe harbors, which may enable to postpone the application of the rules to us until after January 1, 2026.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 15, 2024:

Officer	Senior Management Name	Age	Title(s)
A	Russell C. Ellwanger	69
Chief Executive Officer and Director of Tower, and Chairman of the Board of Directors of its subsidiaries Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.

B	Oren Shirazi	54	Chief Financial Officer, Senior Vice President of Finance
C	Rafi Mor	60	Chief Operating Officer
D	Dr. Marco Racanelli	57	President
E	Dr. Avi Strum	61	Chief Technology Officer

	Director’s Name(*)	Age	Title
F	Amir Elstein	68	Chairman of the Board of Directors
G	Kalman Kaufman	78	Director
H	Dana Gross	56	Director
I	Ilan Flato	67	Director
J	Yoav Z. Chelouche	70	Director
K	Iris Avner	59	Director
L	Michal Vakrat Wolkin	52	Director
M	Avi Hasson	53	Director

(*) Russell Ellwanger also serves as an ex-officio director; his information is included under Senior Management above.

Senior Management:

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

Dr. Marco Racanelli has served as our President since November 2023. Prior to that, Dr. Racanelli served as Senior Vice President and General Manager of the Analog Business Unit from December 2018 and as the Newport Beach Site Manager from April 2014.  Dr. Racanelli serves as a board member of Tower Semiconductor Newport Beach, Inc. Prior to that, Dr. Racanelli served as Senior Vice President from June 2012 and General Manager, RF & High Performance Analog Business Group and Aerospace & Defense Group from September 2008. Prior to that, Dr. Racanelli served as Vice President of Technology & Engineering, and Aerospace & Defense General Manager for Jazz Semiconductor. Prior to that, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor from 1996 in the area of technology development, where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli holds a Ph.D. and a M.Sc. degree in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. degree in Electrical Engineering from Lehigh University. Dr. Racanelli holds over 35 U.S. patents.

Dr. Avi Strum has served as our Chief Technology Officer since November 2023, in addition to his role of Senior Vice President and General Manager of the Sensors and Displays Business Unit from 2018.  Dr. Strum serves as a member of the board of directors of TPSCo since 2019. Prior to that, Dr. Strum served as Vice President and General Manager of the Specialty Business Unit, Vice President of Europe Sales, Head of the Design Center in Netanya and Device and Integration Department Manager. Prior to joining Tower, Dr. Strum served as the President and COO of TransChip Inc. and from 1996 to 2001, he served in various positions with Intel Corp., both in Israel and the US. From 1990 to 1996, he was the R&D Manager of SCD and was in charge of all the Infrared Detectors development in SCD. Dr. Strum received his Ph.D. and B.Sc. degree in Electrical Engineering from the Technion–- Israel Institute of Technology.

Directors:

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Kalman Kaufman has served as a director since 2005 and as chairman of the Corporate Governance and Nominating Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Invisia, a director at Agritech Inc., Blue Circle, an AI company, and Chair of the general assembly of the Kinneret Academic College and chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion–- Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the Corporate Governance and Nominating Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross is currently the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as chief strategy officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions from 2021 until 2023, and previously served as its chief operating officer and chief financial officer from 2017 until 2021.  Mrs. Gross was the chief financial officer of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the chief executive officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary) and chief financial officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors of Playtika Holding Corp. since January 2022, and previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel Aviv Stock Exchange since January 2012. In addition, Mr. Flato serves as an independent director, chairman of the Audit Committee and member of the compensation committee of HUB Cyber Security Ltd. (NASDAQ CM: HUBC) since April 2023.  Since 2011, Mr. Flato is a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking at United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Corporate Governance and Nominating Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd. (NASDAQ) and Malam-Team Ltd. (TASE).  Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE).  Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018.  Since 2024, Ms. Avner serves as the chairperson of the Credit Committee of the Israel Discount Bank board.  Ms. Avner has served as a board member and chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016 and as chairperson of its Audit Committee and Nomination Committee since 2017.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the Corporate Governance and Nominating Committee since November 2020.  In 2023, Ms. Wolkin served as the Director of Global Battery Investments for General Motors.  Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin serves as a lecturer at Raichman University in “Disruptive innovation in multinational corporations” since 2021.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion–- Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

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

B. COMPENSATION

Under the Companies Law, a public company must have a compensation policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (i) a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a “personal interest” in the proposal (excluding abstaining votes) voted in favor of the proposal; or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two percent (2%) of the Company’s outstanding voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

Our current compensation policy for executive officers and directors, which was approved by our shareholders on July 3, 2023, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders (within the meaning of the Companies Law), including compensation, equity-based awards, indemnification and insurance, severance and other benefits. Our compensation policy is performance-based and is designed to align our officers’ and directors’ interests with those of our company and shareholders in order to enhance shareholder value. Our compensation policy allows us to provide incentives that reflect short-term, mid-term and long-term goals and performance, as well as motivate achievement of company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

As an Israeli company with a significant global footprint, we aim to adopt compensation policies and procedures that align with global companies of similar complexity, including companies in our industry and other companies which compete with us for similar talent.

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

In addition, under the Companies Law, a company’s compensation policy must also include the following features: (i) with respect to variable components of the compensation of the chief executive officer, determining the variable compensation components on long term performance and measurable metrics; however, an immaterial portion of the variable components of the compensation of the chief executive officer, in the amount of up to three monthly salaries per annum, can be discretion-based awards (i.e., not based on measurable metrics), taking into account the contribution of the chief executive officer to the company. This requirement applies also to any other office holder (within the meaning of the Companies Law) who is not subordinate to the chief executive officer, if any (such as directors, including the chairman of the board of directors); (ii) the ratio of variable components and fixed components and a cap on variable components at the time of their payment, except that the cap for equity-based compensation is determined at the time of grant; (iii) the conditions under which an office holder would be required to return compensation paid, in the event that it is later revealed that such amounts were paid on the basis of data that was inaccurate and was required to be restated in the company’s financial statements; (iv) the minimum holding or vesting periods for equity-based variable components of compensation, while taking into consideration long term incentives; and (v) maximum limits on grants or benefits paid upon termination.

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

For the year ended December 31, 2023, we paid to all our directors and senior management whose names are specified in Item 6A and who served during the period, as a group, an aggregate of $6.62 million in salaries, fees, payments upon termination and bonuses (excluding employer cost, relocation related expenses and equity-based compensation, which are detailed below). In addition, the total employer cost for personal vehicles, relocation related expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits or expenses for such persons was approximately $1.20 million for the year ended December 31, 2023.

The following is a summary of the Company’s cost (including its employer’s cost), including all compensation paid and/ or value awarded and granted in cash and/or equity vehicles, respectively, to our five most highly compensated officers and/or directors for the year ended December 31, 2023, which consist of the individuals listed as A, D, B, C and E in the table set forth in Item 6A above (collectively referred to herein as the “Covered Officers”).

The base salary of our executive officers is individually determined according to past performance, educational background, country of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer and prior salary and compensation arrangements, as well as comparative peer group analyses. Base salary cost gross recorded by the Company for the compensation of Covered Officers A, D, B, C and E for the year ended December 31, 2023, amounted to $0.91 million, $0.47 million, $0.40 million, $0.33 million and $0.27 million, respectively. Executive officers are entitled to social and other benefits in accordance with applicable law, our policies and common practice. The cost of social and other benefits awarded to the Covered Officers A, D, B, C and E for the year ended December 31, 2023, amounted to $0.22 million, $0.15 million, $0.19 million, $0.20 million and $0.16 million, respectively. In addition, relocation and related reimbursement expenses awarded to Covered Officer A for the year ended December 31, 2023, amounted to $0.28 million. No relocation related payments or accruals were made to any of Covered Officers D, B, C and E during the year ended December 31, 2023.

Our policy is to award annual cash bonuses to executive officers, subject to the attainment of pre-determined annual measurable objectives, which are set in the first quarter of each year, and personal performance evaluation. In accordance with our compensation policy, the pre-defined annual bonus plans include measurable metrics and the weight (in percentage terms) of each metric as a portion of the annual measurable metrics, as well as a minimum threshold for achievement of corporate measurable metrics below which no portion of the pre-determined corporate measurable metrics component of the annual bonus will be awarded, and a portion of the annual bonus is based on performance evaluation, in accordance with our compensation policy and subject to applicable law. The bonus cost gross amounts paid by the Company for the compensation of the Covered Officers A, D, B, C and E during the year ended December 31, 2023, amounted to $1.66 million, $0.56 million, $0.49 million, $0.41 million and $0.33 million, respectively.

Equity based compensation for directors and officers is intended to be in the form of restricted share units (“RSUs”), performance-based stock units (“PSUs), options and/or other equity forms, in accordance with our equity-based compensation policies and programs in place from time to time and in accordance with our compensation policy. Equity-based compensation may be granted as an annual grant and/or from time to time, and is individually determined. Generally, equity-awards shall not begin to vest before the end of the first year from the date of grant. We calculate the fair market value of equity-based compensation for officers and directors at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity-based compensation valuation model, when such award is duly approved in accordance with applicable law and amortize such value in our statements of operations over the applicable vesting schedule.  Total value of equity-based compensation awarded to the Covered Officers A, D, B, C and E and recorded for the year ended December 31, 2023 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2023 with respect to all equity-based grants awarded to the applicable Covered Officer), amounted to $7.32 million, $1.85 million, $1.68 million, $1.28 million and $0.97 million, respectively.

Under our compensation policy, we may grant our executive officers certain termination and retirement payments, including change of control related compensation, subject to the termination of employment of such officer or resignation under certain circumstances as specified in such change of control provision, and subject to receipt of applicable corporate approvals as required by law. In accordance with our compensation policy and the employment terms of our chief executive officer, upon termination of his employment, including upon a change of control, our chief executive officer may be eligible for a payment of twelve-monthly base salaries, and in the event of termination of his employment upon a change of control, he may also be entitled to acceleration of all unvested equity. In addition, under our compensation policy, upon a change of control, all other executive officers may be entitled to a payment in the amount of up to nine months’ base salary and acceleration of all unvested equity, and the chairman of the board of directors and other directors may be entitled to acceleration of all of their unvested equity. No such payment or accrual was made or earned during the year ended December 31, 2023.

Following approval of our shareholders and consistent with our compensation policy, we pay each of our directors (other than our chief executive officer who also serves as a director, whose compensation is detailed above, and the chairman of our board of directors, whose compensation is detailed below): (i) an annual fee of $52,500; and (ii) a committee membership fee of up to $6,000 annually and an additional fee of up to $3,000 annually for each committee chairperson; as well as reimbursement for reasonable travel and other expenses in accordance with our policies. In addition, the board of directors may compensate directors for special activities that are performed under special circumstances, in the amount of up to $2,000 per meeting. With regards to the chairman of our board of directors, at our 2023 annual general meeting of shareholders, our shareholders approved the payment of an annual cash fee of $300,000 (paid in monthly installments) and the award of time-based vesting RSUs in the value of $300,000, which vest in three equal installments on each of the three anniversaries of the date of grant. If the service of the chairman of our board of directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, all his unvested RSUs shall be accelerated. Furthermore, at our 2023 annual general meeting of shareholders, our shareholders approved the award to each of our directors (other than our chief executive officer and the chairman of our board of directors, whose compensation is detailed above) of time-based vesting RSUs in the value of $125,000, which vest over a two-year period, with 50% vesting at the end of each of the two anniversaries of the date of grant. In the event any such director’s service is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary of the date of grant, (i) if such director has served on the board of directors for five years or more, all his/her unvested RSUs shall be accelerated; and (ii) if such director has served on the board of directors for less than five years, 50% of all his/her unvested RSUs shall be accelerated.

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

As of December 31, 2023, we had a total of approximately 0.72 million outstanding RSUs and PSUs which were awarded to our directors and Covered Officers under the 2013 Plan, of which approximately 0.38 million to our chief executive officer and approximately 0.02 million to the chairman of our board of directors.

At our 2023 annual general meeting, our shareholders approved an equity grant to our chief executive officer in the value of $7.11 million, 40% of which is RSUs and 60% of which is PSUs (referred to as “Base PSUs”), and an additional equity grant in the value of $0.43 million as upside PSUs (referred to as the “Upside PSUs”). The RSUs vest over a three-year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant.  The vesting of the Base PSUs was subject to the attainment of certain pre-defined financial performance metrics of net profit and cash from operations for the year ended December 31, 2023, weighted equally, and if such 2023 performance measures are met, the Base PSUs vest over a three year period, such that one third of the Base PSUs vest at the end of each year from the date of grant.  The vesting of the Upside PSUs was conditioned upon the Company’s actual financial performance in 2023 exceeding the pre-defined financial performance metrics for the vesting of the Base RSUs.  Subject to exceeding such pre-defined performance targets, the Upside PSUs vested in proportion to the degree by which such pre-defined performance targets were exceeded in relation to a certain upside target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs would also vest over the three-year time-vesting schedule as detailed above for the RSUs and the Base PSUs.  Actual net profit for 2023 was $518.5 million and cash from operations for 2023 was $676.6 million. Since these 2023 actual financial results exceeded the pre-defined financial performance metrics for the vesting of the Base PSUs and Upside PSUs, the chief executive officer was entitled to all of the Base and Upside PSUs, which continue to be subject to the three-year-time-vesting schedule described above. Under the above referenced approval, we granted to the chief executive officer 75,807 RSUs and 125,081 PSUs, consisting of 113,710 Base PSUs and 11,371 Upside PSUs, subject to the time-vesting schedule as detailed above, for a total compensation value of approximately $7.54 million.

In addition, further to our shareholders’ approval in July 2023, we granted (i) 7,995 time-based vesting RSUs to the chairman of the board of directors, for a total compensation value of approximately $0.3 million, and (ii) 3,331 time-based vesting RSUs to each of our seven board members who served on the board of directors at the time of such shareholders’ meeting (excluding the chairman and the chief executive officer), for a total compensation value of approximately $0.9 million. In addition, during 2023, we granted an aggregate of approximately 0.08 million RSUs and approximately 0.08 million PSUs (approximately 90% of which Base PSUs and approximately 10% of which Upside PSUs), to the Covered Officers (excluding the chief executive officer) under the 2013 Plan, vesting over a three-year period, for a total compensation value of approximately $6.2 million.

Our compensation policy includes minimum shareholding guidelines pursuant to which: (i) the chief executive officer is required to own ordinary shares in a minimum value that equals at least three times his annual base salary, commencing May 2024; and (ii) the directors and other executive officers are required to own ordinary shares in a minimum value that equals at least 50% of their respective annual fee or annual base salary, as applicable, commencing July 2025. The chief executive officer, other officers and directors have been provided five years from the date our board of directors approved their respective minimum shareholding guidelines to accumulate such minimum holdings until such specified dates, and during such period they must retain at least 20% of the vested time-based RSUs that may be granted to them from the date the respective guideline was approved by the board of directors and until the respective minimum holding is met.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. However, pursuant to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the “Relief Regulations”), an Israeli public company whose shares are listed on certain foreign stock exchanges, including the NASDAQ Global Select Market, may elect to exempt itself from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors if it meets both of the following conditions:

•	The company does not have a controlling shareholder; and

•
The company complies with the requirements of the securities laws and stock exchange regulations in the foreign jurisdiction where its shares are listed relating to the appointment of independent directors and composition of the audit and compensation committees as applicable to companies that are incorporated under the laws of such foreign jurisdiction.

In accordance with the Relief Regulations, we elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

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

Composition requirements

The Companies Law requires public companies to appoint an audit committee; however, following the Company’s determination to follow the relief with respect to external directors under the Relief Regulations, as described above, the composition of our audit committee is governed by the rules set forth in the Nasdaq Listing Rules and the Exchange Act.

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

Audit Committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, SEC rules and the Nasdaq Listing Rules, which include:

•
retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders, as applicable in accordance with the Companies Law;

•	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•	overseeing the accounting and financial reporting processes of our company and audits of our financial statements and the effectiveness of our internal control over financial reporting;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be);

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or multi-year plan proposed by the internal auditor, and review the results and findings of internal audits;

•	overseeing the Company’s risk assessment and reviewing regulatory compliance;

•
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether any such transaction is extraordinary or material under Companies Law;

•
determining whether a competitive process must be implemented for the approval of certain transaction(s) with controlling shareholder(s) or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards to be determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transaction(s);

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

The Board of Directors has determined that all of the members of the compensation committee meet the independence requirements for compensation committee service of the Nasdaq Listing Rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee role

Our board of directors adopted a compensation committee charter, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Companies Law, including the following:

•
recommending to the Board of Directors for its approval (i) a compensation policy for officers and directors, (ii) once every three years, extension of the compensation policy (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to assess the implementation of the compensation policy;

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

Director Service Contracts

Other than under the employment arrangement with Mr. Russell Ellwanger, our Chief Executive Officer and a director, as detailed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company. Under the term of our directors’ equity awards, as approved by the shareholders, in the event a director’s service is terminated for any reason, including by way of resignation, prior to the second anniversary from the date of the equity grant, (i) if the director has served on our board of directors for five years or more, all unvested equity shall be accelerated; and (ii) if the director has served on our board of directors for less than five years, 50% of all unvested equity shall be accelerated.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2023	2022	2021
Process and product engineering, R&D and design	887	1,067	1,045
Operations	3,491	3,858	4,168
Operations support	544	410	386
Sales and marketing, finance & administration	293	278	288
Total	5,215	5,613	5,887

As of December 31, 2023, we had 1,596 employees located in Israel, 1,377 employees located in the United States, 2,212 employees located in Japan and 30 employees located in other countries in the Asia Pacific region and across Europe.

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

There have been attempts, including recently, by the Histadrut to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires that at least one-third of the Israeli employees join the Histadrut and in such case, all employees would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union would be established in the future, we would need to conduct negotiations with the representative labor union and the Histadrut regarding the employees’ terms of employment and benefits.

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

A portion of the employees at our Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement. NPB Co. maintains a defined benefit pension plan for certain of its employees covered by a collective bargaining agreement that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. In addition, the bargaining agreement includes a post-retirement medical plan for certain employees. Certain eligible union employees who terminate employment are provided with a lump-sum benefit payment.

Most of TPSCo’s employees at its Japan fabs are represented by a union and covered by a collective bargaining agreement. TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees, through which TPSCo pays approximately 8% with employee average match of 1% from the employees’ base salary to the DC Plan. Such payment releases the employer from further obligation to any payments upon termination of employment. The payment is remitted either to third party benefit funds that are responsible to invest the funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan.

E. SHARE OWNERSHIP

As of March 31, 2024, no individual director or senior management beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our ordinary shares and all directors and senior management in the aggregate beneficially owned 0.45% of our ordinary shares. As of March 31, 2024, our directors and senior management beneficially owned an aggregate of approximately 0.89 million RSU and PSUs to purchase our ordinary shares. For information regarding our equity-based incentive plans, see Note 15B to our consolidated financial statements included in this annual report.

F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of our ordinary shares by any person who is known to us to beneficially own 5% or more of our issued and outstanding ordinary shares as of March 31, 2024 is set forth below. The percentage of beneficial ownership of our ordinary shares is based on 111,003,755 ordinary shares issued and outstanding as of March 31, 2024.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
Migdal Insurance & Financial Holdings Ltd (2)	8,402,025	7.57%
Harel Insurance Investments & Financial Services (3)	8,216,838	7.40%
Senvest Management, LLC (4)	8,033,256	7.24%
Clal Insurance Enterprises Holdings Ltd. (5)	5,617,259	5.06%

(1)
In accordance with the rules of the SEC, assumes (i) the holder’s beneficial ownership of outstanding ordinary shares and all ordinary shares that the holder has a right to purchase within 60 days of March 31, 2024; and (ii) no other exercisable or convertible securities held by other holders has been exercised or converted into ordinary shares.

(2)
Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd. as of March 31, 2024. Based solely upon, and qualified in its entirety with reference to, information provided to the Company by Migdal Insurance & Financial Holdings Ltd. and public filings, we believe the percentage of our ordinary shares beneficially owned by Migdal Insurance & Financial Holdings Ltd. during the past three years has ranged between 3.8% and 7.6%, however, there is no assurance this shareholder did not own fewer shares than the minimum point of this range on certain dates during this period, as this information is not publicly available or otherwise provided to the Company.

(3)
Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Harel Insurance Investments & Financial Services Ltd. as of March 31, 2024. Based solely upon, and qualified in its entirety with reference to, information provided to the Company by Harel Insurance Investments & Financial Services Ltd. and public filings, we believe the percentage of our ordinary shares beneficially owned by Harel Insurance Investments & Financial Services Ltd. during the past three years has ranged between 4.7% and 7.4%, however there is no assurance this shareholder did not own fewer shares than the minimum point of this range on certain dates during this period as this information is not publicly available or otherwise provided to the Company.

(4)
Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Senvest Management, LLC as of March 31, 2024. Based solely upon, and qualified in its entirety with reference to, information provided to the Company by Senvest Management, LLC and public filings, we believe the percentage of our ordinary shares beneficially owned by Senvest Management, LLC during the past three years has ranged between 3.8% and 7.9%, however there is no assurance this shareholder did not own fewer shares than the minimum point of this range on certain dates during this period as this information is not publicly available or otherwise provided to the Company.

(5)
Based solely upon and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd. as of March 31, 2024. Based solely upon, and qualified in its entirety with reference to, information provided to the Company by Clal Insurance Enterprises Holdings Ltd. and public filings, we believe the percentage of our ordinary shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. during the past three years has ranged between 3.5% and 6.1%, however there is no assurance this shareholder did not own fewer shares than the minimum point of this range on certain dates during this period as this information is not publicly available or otherwise provided to the Company.

As of April 1, 2024, based on information provided to us by our transfer agent in the United States, there were a total of 12 holders of record of our ordinary shares, of which 8 were registered with addresses in the United States. Such U.S. record holders were, as of such date, the holders of record of approximately 70% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 70% of our outstanding ordinary shares as of such date, including those held for the benefit of the Tel Aviv Stock Exchange clearing house as a member of Depository Trust Company).

B. RELATED PARTY TRANSACTIONS

Other than executive officer and director compensation, executive officer employment arrangements, equity-based compensation award agreements with officers and directors, indemnification and exculpation arrangements with officers and directors, and directors’ and officers’ liability insurance, as discussed elsewhere in this annual report, for the years 2021, 2022 and 2023 and through the date of the filing of this annual report with the SEC, we have not been and are not a party to any transactions in which any of our directors, executive officers or holders of 5% or more of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. For additional information, see Note 18 to the consolidated financial statements included herein.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18 – Financial Statements”.

Legal Proceedings

NPB Co. leases its facilities under an operational lease agreement that was initially in effect until March 2022 and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five-year period, which NPB Co. elected to exercise for the lease to continue through March 2027. In the amendment to the lease, (i) NPB Co. secured various contractual safeguards designed to limit and mitigate any adverse impact of the landlord’s construction activities being conducted adjacent to Fab 3 on its operations; and (ii) the lease agreement includes certain obligations, including certain noise abatement actions, in relation to the facility.  The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that NPB Co. has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to the Fab 3 lease could harm our business, operations and financial results.”

Dividend Policy

We currently intend to retain our cash balance, deposits, investments in marketable securities and future earnings to finance our growth and acquisition strategy, as well as capacity growth and our ongoing operations, and we do not anticipate paying any dividends in the foreseeable future. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends.  See Exhibit 2.1 to this annual report “Description of Securities—Dividend and Liquidation Rights.”  If our board of directors will decide in the future to pay dividends, the form, frequency and amount will depend upon our future growth and acquisition strategy, as well as our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that our directors may deem relevant. Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Taxation” for additional information.

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2023, except as disclosed in this annual report.

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

A special general meeting may be convened by the Board of Directors, at such times as it deems fit.  In addition, the Board of Directors is required to convene a special general meeting at the request of (i) any two directors or twenty-five percent of the board members or (ii) one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special general meeting must submit their proposed resolution with their request. However, under regulations promulgated under the Companies Law, in the case of Israeli companies listed on certain foreign stock exchanges, including the NASDAQ Global Select Market, such as us, the Board of Directors shall convene a special general meeting of shareholders upon the written request of one or more shareholders holding, in the aggregate, at least (a) 10% of the issued share capital and 1% of the voting rights; or (b) 10% of the voting rights of the company, provided that if the law of the foreign jurisdiction, as it applies to companies incorporated in such jurisdiction, permit a shareholder holding less than 10% of the issued share capital or voting rights to request to convene such a shareholder meeting, the foregoing provision under the regulations shall not apply.  Within 21 days of receipt of the request, the Board of Directors must convene a special general meeting and provide notice for the meeting setting forth the date, time and place of the meeting, which generally shall not be convened more than 35 days after the notice for the meeting. If the special general meeting is not convened by the Board of Directors as set forth above, the person who requested the Board to convene the meeting may convene the meeting, in the same manner a special general meeting is convened by the Board of Directors, provided that such meeting shall not be held after three months have elapsed from the date the request was submitted.

Pursuant to the Companies Law, resolutions regarding the following matters are required to be approved by our shareholders at a general meeting:

•	amendments to our Articles of Association;

•	appointment, terms of engagement and termination of engagement of our independent auditors;

•	appointment and dismissal of external directors (if applicable);

•	approval of certain related party transactions and certain officer and director compensation;

•	increase or reduction of authorized share capital in accordance with the provisions of the Companies Law;

•	a merger; and

•
the exercise of the Board of Directors’ powers by the general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is essential for Tower’s proper management.

Subject to the provisions of the Companies Law and regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting.

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

2023 Annual General Meeting of Shareholders

Each of the proposals presented for approval at the 2023 Annual General Meeting of Shareholders of the Company held on July 3, 2023 (the “Meeting”) were approved by the requisite vote of the Company’s shareholders in accordance with the Companies Law and the Company’s articles of association, as described in the Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on May 18, 2023.  The percentage of shares represented at the Meeting that voted in favor of each proposal (excluding abstentions) is as follows (and with respect to Proposals 3, 4 and 5, the percentage is of the shares represented at the Meeting that voted in favor of the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the applicable proposal (excluding abstentions).  Proposal 1, to elect nine members to the Board of Directors of the Company to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected: Mr. Amir Elstein – approximately 89%; Mr. Russell Ellwanger – approximately 83%; Mr. Kalman Kaufman – approximately 71%; Ms. Dana Gross – approximately 81%; Mr. Ilan Flato – approximately 87%; Mr. Yoav Chelouche  - approximately 89%; Ms. Iris Avner - approximately 96%;  Ms. Michal Vakrat – approximately 94%; Mr. Avi Hasson – approximately 99%. Proposal 2, to appoint Mr. Amir Elstein as the Chairman of the Company’s Board of Directors and approve the terms of his compensation in such capacity: approximately 71%. Proposal 3, to approve the Company’s compensation policy for directors and executive officers: approximately 77%.   Proposal 4, to approve an increase in the annual base salary of the Company’s chief executive officer: approximately 80%.  Proposal 5, to approve the award of equity-based compensation to the Company’s chief executive officer: approximately76%.  Proposal 6, to approve an equity grant to each member of Company’s Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose equity compensation is addressed in Proposals 2 and 5, respectively): approximately 77%.  Proposal 7, to approve the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2023, and for the period commencing January 1, 2024 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services: approximately 96%.

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

C. MATERIAL CONTRACTS

For information regarding material contracts, see Notes 10, 11, 12, 13, 14 and 15 to our consolidated financial statements for the year ended December 31, 2023 included in this annual report and the agreements described in this annual report under the caption “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

TPSCo Agreements

In March 2014, we acquired a 51% equity stake in TPSCo from Panasonic. Panasonic transferred its 8-inch and 12-inch capacity tools at its three fabs (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into several agreements with TPSCo for and in relation to wafer sales from TPSCo to Panasonic for a period of five years. In June 2014, Panasonic’s shares in TPSCo were transferred, and its rights and obligations were assigned, to its wholly-owned subsidiary, PSCS. In March 2019, agreements were signed between Tower, TPSCo and PSCS to extend the aforementioned agreements by an additional three-year period under certain amended terms (the “Renewed Agreements”).

In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (a Taiwan-based company, majority-owned by Winbond Electronics Corporation, a Taiwan-based specialty memory company), which assumed and continues performance of the agreements previously signed between Tower, Panasonic, PSCS and/or TPSCo. Following the September 2020 sale, the registered name of PSCS was changed to Nuvoton Technology Corporation Japan (“NTCJ”).  In 2022, the Renewed Agreements were further renewed until March 2027 under certain amended terms.  As part of the TPSCo agreements, at the request of Panasonic (through PSCS until 2020 and through NTCJ thereafter), the operations in Japan were reorganized and restructured such that the Arai factory, which solely supported NTCJ and did not serve Tower or TPSCo’s foundry customers, ceased operations effective July 2022.  The Uozu and Tonami facilities remain unchanged.

TPSCo leases its buildings and facilities in Japan from NTCJ (formerly PSCS) under a capital lease contract until at least March 2032.

TSIT Agreements

In 2021, we entered into a definitive agreement with ST to share a 300mm facility being built in Agrate, Italy under a collaborative arrangement, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. The buildings and facilities are being established by ST. The parties are expected to share the cleanroom space and the facility infrastructure, and TSIT will have the right to use one-third of the installed capacity for its foundry customers.  TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at the facility.

Intel Capacity Corridor Agreements

In September 2023, Tower and Intel entered into an agreement under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, the United States. Under the agreement, Tower will invest up to $300 million to acquire equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in Intel’s facility.

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

ISRAELI TAXATION

General Corporate Tax

Israeli companies are generally subject to ordinary corporate income tax currently at the rate of 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as further discussed below) may be considerably less.

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

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general Israeli corporate income tax rate at a current rate of 23%.

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

The purchaser of the shares, the stockbrokers who effected the transaction or the financial institution holding the shares through which payment to the seller is made are obligated, subject to the above-referenced exemptions if certain conditions are met, (including the receipt in advance of a valid tax certificate from the ITA allowing for an exemption), to withhold tax on the amount of consideration paid upon the sale of the shares (or on the real capital gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.

Israeli Tax on Dividend Income

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares.

On distributions of dividends other than a pro-rata distribution of bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations, we would be required to withhold income tax at the rate of 25% (or 30% if such shareholder is a “Substantial Shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date and the shares are not held through a nominee company). If the income out of which the dividend is being paid is attributable to a Benefited Enterprise or Preferred Enterprise or Preferred Technology Enterprise under the Investment Law, the tax rate is generally not more than 20%. A different rate may be provided pursuant to an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate or an exemption).

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

Tax Benefits under the 2011 Amendment and thereafter

An amendment to the Investment Law that became effective on January 1, 2011, generally referred to as the 2011 Amendment, made significant changes to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for reduced and flat corporate tax rates of 7.5% (currently, following the 2017 Amendment described below) or 16% in 2017 and thereafter, with the actual tax rates determined by the location of the enterprise in Israel. The location of Tower's facilities in Israel (also referred to as “Zone A”) entitles it to benefit from a tax rate of 7.5% on its Preferred Income. According to the 2011 Amendment, the tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership.

•	A company can enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment.

“Preferred Income” is defined as income from a Preferred Enterprise, as specified below, with the condition that the income was produced or arose in the course of the enterprise's ordinary activity in Israel from one of the following (excluding certain income derives from intangible assets which are not attributed to the enterprise's production): income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises) and excluding certain products that are sourced from Israel’s natural resources); income from the sale of semiconductors produced by other non-related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of the Investment Center to be related to the production activity of the Preferred Enterprise; and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the IIA.

A “Preferred Enterprise” is defined as an Industrial Enterprise (including, inter alia, an enterprise which provides approved R&D services to foreign residents), which generally more than 25% of its business income is from export. As mentioned above, these tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

The Investment Law also determines the conditions and limitations applying to the tax benefits offered to a “Special Preferred Enterprise” (as defined below). A “Special Preferred Enterprise” will be able to enjoy a corporate income tax rate of 5% if located in a development Zone A and 8% if not located in a development Zone A.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate or an exemption). However, if such dividends are paid to an Israeli company, no tax will be withheld.

As Tower’s facilities located in Israel qualify as a Preferred Enterprise, it is entitled to the 7.5% preferred tax rate described above with respect to its Preferred Income, and therefore, applies a 7.5% tax rate in determining its Israeli current tax provision, deferred tax assets and liabilities. Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the regular Israeli corporate tax rate of 23%.

Tax benefits under the 2017 Amendment

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017, generally referred to as the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Preferred Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits under the 2021 Amendment

An amendment to the Investment Law that became effective on August 15, 2021, generally referred to as the 2021 Amendment, introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 and onwards. Generally, distribution of Trapped Earnings is resulting in corporate tax liability in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable (‘corporate tax claw-back’). Accordingly, the corporate income tax claw-back will apply to any dividend distribution, as long as the company has Trapped Earnings. As of December 31, 2023, Tower has no Trapped Earnings.

OECD’s BEPS Initiative

Notwithstanding the discussion above, the global implementation of a minimum corporate tax rate under Pillar Two of the OECD’s BEPS initiative may cause an increase of the income tax rate that applies to Tower’s taxable income from 7.5% to a higher rate for periods commencing not before 2026.  In December 2021, the OECD released Pillar Two model rules imposing on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate. As of January 1, 2024, the rules have been enacted or partially enacted in certain jurisdictions in which the Company operates. The Company is studying the rules and its potential impact on its future consolidated financial statements and tax payments, including the rules’ transitional safe harbors, which may enable to postpone the application of the rules to the Company until after January 1, 2026.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at the rate of 3% on the annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 in 2022, NIS 698,280 in 2023 and NIS 721,560 in 2024.

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

The back-up withholding tax rate is 24%. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website (http://www.sec.gov). Our filings with the SEC are also available to the public on the Israel Securities Authority’s Magna website at http://www.isa.gov.il, the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. We also generally make available on our own website (www.towersemi.com) our quarterly and year-end financial statements as well as other information. We do not intend for any information contained on our website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

The JPY Loans (with an aggregate outstanding principal of approximately $102 million as of December 31, 2023) bear annual fixed interest of 1.95%, and approximately $80 million of our subsidiaries’ equipment capital leases bear annual fixed interest of approximately 2%. Therefore, we are not subject to cash flow exposure, financing expenses or interest rate fluctuations with respect to JPY Loans or such equipment capital leases.

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

Foreign Exchange Risk

We currently operate in three different regions: Japan, the United States and Israel, and have initial activities in Italy related to the ST facility in Agrate, Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our subsidiary in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY and NIS, revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan.  In addition, as the process of ordering equipment for the facility in Italy has begun, operational and other Euro denominated costs shall be incurred, and therefore, we will also be exposed to the Euro exchange rate fluctuations in relation to the USD regarding such costs.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2023, the USD appreciated against the NIS by 3.1%, as compared to 13.2% appreciation during the year ended December 31, 2022.

The fluctuation of the USD against the NIS may affect our results of operations as it relates to our entity in Israel. Appreciation of the NIS has the effect of increasing, in USD terms, some of our Israeli facilities and utilities’ cost and labor costs that are denominated in NIS, which may lead to the erosion of profit margins. We use foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined, fixed range.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range.

During the year ended December 31, 2023, the USD appreciated against the JPY by 7.2%, as compared to 14.6% appreciation during the year ended December 31, 2022. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2023 (from 3.63 NIS/$ to 3.30 NIS/$), the effective impact on our quarterly Israeli expenses would be higher expenses by approximately $4 million, which would partially be offset by the net impact of the hedging executed using the above-described cylinder transactions.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2023 (from 141.5 JPY/$ to 128.6 JPY/$), the effective impact on our quarterly statement of operating results would be lower profitability (higher expenses, net of higher revenue) by approximately $5 million, which would be partially offset by the net impact of the hedging using the above-described cylinder transactions and our natural hedging.

As of December 31, 2023, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY-denominated debt financings: (i) the JPY Loans in the aggregate principal amount of approximately $102 million, bearing a fixed interest rate of 1.95% per annum; (ii) approximately $63 million of liabilities under equipment capital lease agreements with an annual interest rate of approximately 1.85%; and (iii) approximately $17 million of liabilities under equipment capital lease agreements, with an annual interest rate of approximately 1.95%. However, as of December 31, 2023, we had approximately $14 million of cash and cash equivalents and $17 million of short-term deposits held in JPY currency accounts and deposits, partially mitigating the above JPY debt exposure. Based on our cash and cash equivalents and the terms of our debt financings as of December 31, 2023, an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2023 (from 141.5 JPY/$ to 128.6 JPY/$), would not have a material effect on our balance sheet as of December 31, 2023.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all four members of our audit committee, Mr. Ilan Flato, Mr. Yoav Chelouche, Mr. Avi Hasson and Ms. Iris Avner, are audit committee financial experts under applicable SEC rules and are independent directors as defined by SEC and NASDAQ Listing Rules.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by our independent registered public accounting firm for audit services, audit-related services and tax services:

	2023	2022
	(US dollars in Thousands)
Audit Fees (1)	816	819
Audit-Related Fees (2)	0	58
Tax Fees (3)	77	1
All Other Fees (4)	11	--
	904	878

(1)          Audit Fees consist of fees for professional services rendered for the audit of our financial statements and our subsidiaries’ financial statements, services rendered in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting) and reviews of our interim financial results submitted on Form 6-K.

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

(4)          All other fees in the year ended December 31, 2023 related to services in connection with information technology (IT) related consultancy services.

In accordance with our audit committee charter, which requires audit committee pre-approval of audit and non-audit services to be provided by the independent auditors and related fees and terms, all of the services provided by our independent auditors in 2023 and 2022 were pre-approved by the audit committee.

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

ITEM 16G.          CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules. We have elected to follow the practices of our home country, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•
Distribution of certain reports to shareholders.  As opposed to Nasdaq Listing Rule 5250(d), which requires listed issuers to make annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, our audited financial statements are available to our shareholders at our offices and will only mail such reports to shareholders upon request.

•
Independent director meetings. Our Board has not adopted a policy of conducting regularly scheduled meetings at which only our independent directors are present, as permitted by Israeli law. We do not follow the requirements of Nasdaq Listing Rule 5605(b)(2).

•
Compensation of officers. We follow Israeli law and practice with respect to the approval of compensation for our chief executive officer and other executive officers. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements, Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (with respect to the compensation of the chief executive officer and in certain other instances, shareholder approval is also required). Israeli law may differ from the provisions provided for in Nasdaq Listing Rule 5605(d) (see Exhibit 2.1 to this annual report, “Description of Securities”).

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

•
Shareholder Approval.  We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. Under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required (subject to exceptions) (see Exhibit 2.1 to this annual report, “Description of Securities”); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office and employment or other engagement of a controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the chief executive officer with respect to his or her compensation, or transactions with officers not in accordance with the approved compensation policy (see Exhibit 2.1 to this annual report, “Description of Securities”); and (e) approval of the compensation policy for office holders (within the meaning of the Companies Law) (see “Item 6 Directors, Senior Management and Employees–B. Compensation”). In addition, under the Companies Law, a merger requires the approval of the shareholders of each of the merging companies.

We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but we will be unable to grant options to our U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Global Select Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide investors less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers. For more information, see “Item 3. “Key Information – D. Risk Factors - Risks Related to Our Securities – We are a foreign private issuer and, as a result, the public reporting and disclosure rules to which we are subject, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers”.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.          CYBERSECURITY

Risk Management and Strategy

We believe an effective cybersecurity program is critical to guard the confidentiality, integrity, and availability of our information systems and data residing in those systems. We have built and continue to evolve processes for assessing, identifying, preventing, mitigating and managing material risks from cybersecurity threats. We have embedded the oversight and management of cybersecurity risk within our enterprise risk management framework to help drive a company-wide culture of cybersecurity risk management, and we have established policies and procedures as well as a reporting line of governance that guide our cybersecurity risk management program.

Our Information Technology Department uses a wide range of activities, including cybersecurity risk assessments, audits, vulnerability and penetration testing, security monitoring tools, and system scanning, among other technology and human resources, to monitor and identify cybersecurity threats and incidents, as well as to evaluate the effectiveness of our cybersecurity measures. We perform regular phishing testing on a monthly basis, and employees who fail the test receive a warning.  We provide an annual training on information security and cyber awareness for our personnel with >98% participation rate among all employees.  In addition, each calendar quarter, we provide face-to-face training for all new employees on cybersecurity, among other topics.  New employees are also requested to sign a form detailing permitted use of our computer resources.  These training activities provide employees with effective tools to address cybersecurity threats, and communicate our evolving information security processes and practices.

In addition, we engage a third party to perform a 24/7 cybersecurity monitoring, detection and response service. With the third party's assistance, our Information Technology Department tracks metrics that demonstrate our cybersecurity risk posture, including any identified cybersecurity threats and risks, security awareness proficiency of employees, and any system vulnerabilities and patching requirements. We also engage third parties to perform assessments of our cybersecurity measures (including audits) and to help improve our processes and practices. The results of such assessments, audits and reviews are reported by the Chief Information Security Officer (CISO), and/or a delegate of the CISO, to the Company’s management and to our Audit Committee, and we are committed to adjusting our cybersecurity processes and practices as necessary based on the information provided by these assessments, audits and reviews.  Our cybersecurity processes and practices are modelled based on industry best practices, including the National Institute of Standards and Technology Cybersecurity Framework and the ISO/IEC 27001 Standard.

We require all third-party vendors that may have access to Company, employee, customer, or other third-party data, and/or access to the Company’s systems, to undergo a vetting process prior to being approved and onboarded. The vetting process includes a review of the vendor's relevant policies and procedures, standards certifications, technology architecture, business practices and cybersecurity profile. Third-party vendor agreements include confidentiality obligations and specify data elements that the third party has access to, how the third party protects the data, personal information and data subject’s rights, and procedures for the return or destruction of protected data. The vendor also must report all cybersecurity incidents immediately to the CISO and to the Company’s compliance officer.

In addition to the above processes and resources, we deploy technical safeguards and maintain a cybersecurity incident response process that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls, system backups, denial of service attack prevention, endpoint protection, network protection and cloud workload protection, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.  Within the Information Technology Department, we have an Incident Response Team, which maintains and is responsible for communicating any cybersecurity incidents in accordance with a written incident response plan (the “Incident Response Plan”). The Incident Response Plan defines responsibilities and immediate actions necessary to mitigate risk, report on the incident to management, and identify necessary steps to remediate the incident and prevent future incidents. The Incident Response Team is responsible for identifying and assessing the impact of several factors, including duration of the breach or other incident, the number of systems and users affected, the actual or potential system downtime and associated financial impact, as well as the cost and timing of system and data recovery.  We also implement controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.  Our CISO is responsible for reporting cybersecurity incidents immediately to the compliance officer as well as to our senior management team. Depending on the nature and severity of an incident, the incident may also need to be reported to our Disclosure Committee to determine whether the incident is or is reasonably likely to become material and whether the Company must disclose the incident to the relevant authorities, as may be required by applicable regulation, as well as to the Audit Committee and the Board of Directors.

Governance

Our Board of Directors recognizes the importance of managing the risk of cybersecurity threats to the Company. The Board is responsible for overseeing our enterprise risk management activities in general, and each of our Board committees assists the Board in the role of risk oversight. The Audit Committee is responsible for, among other things, overseeing our compliance with internal controls and our management of enterprise risks, including cybersecurity risks and risk mitigation framework with a focus on the following: data governance, information systems, incident response for cybersecurity incidents, disaster recovery and compliance risks.

The Audit Committee meets at least four times each year and as often as necessary to fulfill its responsibilities. Our senior management team, which includes our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, together with the VP of Information Technology or CISO, reports on a regular basis to the Audit Committee with a review of the cybersecurity program, status updates, annual plan and cybersecurity risks and trends and other information necessary to assess such risks and oversee the development and performance of our risk mitigation processes.  The Board of Directors and Audit Committee receive prompt and timely information regarding any cybersecurity incidents that meet established reporting thresholds, as well as ongoing updates with respect thereto.

The VP of Information Technology leads our Information Technology Department and is responsible for overseeing our information security program. The VP of Information Technology has over 25 years of industry experience, and is responsible for assessing and managing cybersecurity risks, as well as communicating cybersecurity incidents, matters and trends to Company management, the Audit Committee and the Board of Directors. Team members who support our information security program have relevant educational and industry experience and regularly report to the VP of Information Technology. Our Information Technology Department regularly reports to senior management and other relevant teams on various cybersecurity threats, assessments and findings.

The CISO, and/or a delegate of the CISO, in coordination with our Chief Executive Officer and Chief Legal Officer, work collaboratively to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. The CISO, and/or a delegate of the CISO, monitors the prevention, detection, mitigation and remediation of cybersecurity incidents, and reports such incidents to the Disclosure Committee when appropriate.

We face risks from cybersecurity threats that could have a material adverse effect on our business, strategy, operations, financial condition, results of operations, cash flows or reputation. However, to date, we have not experienced any cybersecurity incidents that have had a material adverse effect. We cannot provide assurance that we will not be materially affected in the future by such risks and any future material incidents.  See “Item 3. “Key Information – D. Risk Factors - Risks Related to Our Business –Security, cyber and privacy breaches may harm our business and operations.”

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2023 are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Articles of Association of the Company, approved by shareholders on November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, File No. 333-126909).

1.2	Amendment to Articles of Association of the Company (approved by shareholders on December 7, 2003) (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8, File No. 333-117565).

1.3	Amendment to the Articles of Association of the Company (approved by shareholders on September 28, 2006) (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8, File No. 333-138837).

1.4	Amendment to Articles of Association of Company (approved by shareholders on September 24, 2008) (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-8, File No. 333-153710).

1.5	Amendment to Articles of Association of Company (approved by shareholders on August 11, 2011) (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC on January 17, 2012).

1.6	Amendment to Articles of Association of Company (approved by shareholders on August 2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-K furnished to the Securities and Exchange Commission on August 2, 2012).

1.7	Amendment to Articles of Association of Company (approved by shareholders on May 23, 2013) (incorporated by reference to Proposal 5 of the proxy statement furnished on Form 6-K to the Securities and Exchange Commission on April 16, 2013).

#2.1	Description of Securities Registered Under Section 12.

4.1	2013 Share Incentive Plan, as amended in 2019 (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

4.2	Compensation Policy for Executive Officers and Directors of the Company (incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 18, 2023).

4.4	Consortium Agreement, effective as of September 14, 2021, by and among the Company and ST (certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit) (incorporated by reference to Exhibit 4.4 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

#4.5	Manufacturing Services Agreement, effective as of September 1, 2023, by and between the Company and Intel Corporation.

#8.1	List of Subsidiaries.

#12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network

#97	Compensation recovery policy required by the applicable listing standards adopted pursuant to 17 CFR 240.10D-1.

#101          The following financial information from Tower Semiconductor Ltd.’s annual report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language):

Consolidated Balance Sheets as of December 31, 2023 and 2022;

Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and

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

#104          Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain portions of the exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the Securities and Exchange Commission upon its request.

#Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOWER SEMICONDUCTOR LTD.

By: /s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer
April 22, 2024

TOWER SEMICONDUCTOR LIMITED
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

TOWER SEMICONDUCTOR LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2023, the consolidated provision for income taxes was $65.3 million comprised of amounts related to Israel, Japan, U.S. and Italy operations, as detailed in Note 19.

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

•
The appropriateness of the transfer pricing analysis, including the transfer pricing methods and profit level indicators and ranges provided within the transfer pricing studies conducted by the Company’s external tax specialists.

•	The appropriateness of the transfer pricing methodology implemented by management as provided in the transfer pricing studies.

•	The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•
The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
February 29, 2024

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those consolidated financial statements.

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
February 29, 2024

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$260,664	$340,759
Short-term deposits	790,823	495,359
Marketable securities (*)	184,960	169,694
Trade accounts receivable	154,067	152,935
Inventories	282,688	302,108
Other current assets	35,956	34,319
Total current assets	1,709,158	1,495,174
LONG-TERM INVESTMENTS	8,452	8,796
PROPERTY AND EQUIPMENT, NET	1,155,929	962,258
INTANGIBLE ASSETS, NET	5,115	7,031
GOODWILL	7,000	7,000
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	32,863	67,349
TOTAL ASSETS	$2,918,517	$2,547,608
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$58,952	$62,275
Trade accounts payable	139,128	150,930
Deferred revenue and customers' advances	18,418	38,911
Employee related liabilities	51,054	58,920
Other current liabilities	9,286	76,352
Total current liabilities	276,838	387,388
LONG-TERM DEBT	172,611	210,069
LONG-TERM CUSTOMERS' ADVANCES	25,710	40,893
EMPLOYEE RELATED LIABILITIES	6,098	7,711
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	10,221	13,006
TOTAL LIABILITIES	491,478	659,067
Ordinary shares of NIS 15 par value:	443,631	440,150
150,000 authorized as of December 31, 2023 and 2022
110,912 and 110,825 issued and outstanding, respectively, as of December 31, 2023
110,041 and 109,954 issued and outstanding, respectively, as of December 31, 2022
Additional paid-in capital	1,380,917	1,384,398
Cumulative stock based compensation	202,343	174,121
Accumulated other comprehensive loss	(52,935)	(47,537)
Retained earnings (accumulated deficit)	467,615	(50,879)
	2,441,571	1,900,253
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	2,432,499	1,891,181
Non-controlling interest	(5,460)	(2,640)
TOTAL SHAREHOLDERS' EQUITY	2,427,039	1,888,541

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,918,517	$2,547,608

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $188,826 and $181,247 as of December 31, 2023 and December 31, 2022, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2023	2022	2021
REVENUES	$1,422,680	$1,677,614	$1,508,166
COST OF REVENUES	1,069,161	1,211,306	1,179,048
GROSS PROFIT	353,519	466,308	329,118
OPERATING COSTS AND EXPENSES:
Research and development	79,808	83,911	85,386
Marketing, general and administrative	72,454	80,282	77,221
Restructuring gain from sale of machinery and equipment, net	(52,168)	(20,243)	-
Restructuring expense	19,662	10,684	-
Merger-contract termination fee, net	(313,501)	-	-
	(193,745)	154,634	162,607

OPERATING PROFIT	547,264	311,674	166,511
FINANCING INCOME (EXPENSE), NET	30,531	(12,767)	(12,873)
OTHER INCOME (EXPENSE), NET	7,047	(6,934)	1,461
PROFIT BEFORE INCOME TAX	584,842	291,973	155,099
INCOME TAX EXPENSE, NET	(65,312)	(25,502)	(1,024)
NET PROFIT	519,530	266,471	154,075
Net income attributable to non-controlling interest	(1,036)	(1,902)	(4,063)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$518,494	$264,569	$150,012
BASIC EARNINGS PER SHARE
Earnings per share	$4.70	$2.42	$1.39
Weighted average number of shares	110,289	109,349	108,279
DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$4.66	$2.39	$1.37
Net profit used for diluted earnings per share	518,494	$264,569	$150,012
Weighted average number of ordinary shares outstanding
used for diluted earnings per share	111,216	110,754	109,798

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Net profit	$519,530	$266,471	$154,075
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(15,761)	(27,595)	(18,995)
Change in employees plan assets and benefit obligations, net of taxes	(222)	(938)	709
Unrealized gain (loss) on derivatives and marketable securities	4,769	(690)	(859)
Comprehensive income	508,316	237,248	134,930
Comprehensive loss attributable to non-controlling interest	4,780	7,667	3,708
Comprehensive income attributable to the Company	$513,096	$244,915	$138,638

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign	Retained
	Ordinary	Ordinary	Additional		other	currency	earnings			Non
	shares	shares	paid-in	Unearned	comprehensive	translation	(accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit)	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2021	108,010	$430,996	$1,393,095	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902
Changes during the year ended December 31, 2021:
Exercise of options and RSUs	960	4,457	(4,044)								413
Employee stock-based compensation				25,144							25,144
Other comprehensive income:
Profit							150,012		$150,012	4,063	154,075
Foreign currency translation adjustments						(11,224)			(11,224)	(7,771)	(18,995)
Change in employees plan assets and benefit obligations					709				709		709
Unrealized loss on derivatives and marketable securities					(859)				(859)		(859)
Comprehensive income									$138,638
BALANCE AS OF DECEMBER 31, 2021	108,970	435,453	1,389,051	149,906	(412)	(27,471)	(315,448)	(9,072)		(6,618)	1,615,389

Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Unrealized loss on derivatives and marketable securities					(690)				(690)		(690)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	440,150	1,384,398	174,121	(2,040)	(45,497)	(50,879)	(9,072)		(2,640)	1,888,541

Changes during the year ended December 31, 2023:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of options and RSUs	871	3,481	(3,481)								-
Employee stock-based compensation				28,222							28,222
Other comprehensive income:
Profit							518,494		$518,494	1,036	519,530
Foreign currency translation adjustments						(9,945)			(9,945)	(5,816)	(15,761)
Change in employees plan assets and benefit obligations					(222)				(222)		(222)
Unrealized gain on derivatives and marketable securities					4,769				4,769		4,769
Comprehensive income									$513,096
BALANCE AS OF DECEMBER 31, 2023	110,912	$443,631	$1,380,917	$202,343	$2,507	$(55,442)	$467,615	$(9,072)		$(5,460)	$2,427,039

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2023	110,825

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$519,530	$266,471	$154,075
Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	258,021	292,638	270,710
Effect of exchange rate differences and fair value adjustment	(1,632)	10,362	1,138
Other expense (income), net	(7,047)	6,934	(1,461)
Changes in assets and liabilities:
Trade accounts receivable	(3,160)	(15,232)	14,335
Other current assets	(9,541)	20,427	(26,731)
Inventories	8,682	(77,891)	(44,192)
Trade accounts payable	(8,254)	(20,893)	(25,004)
Deferred revenue and customers' advances	(35,676)	(30,069)	74,524
Employee related liabilities and other current liabilities	(70,163)	61,033	16,850
Long-term employee related liabilities	(1,210)	2,956	(2,681)
Deferred tax, net and other long-term liabilities	27,011	13,084	(10,270)
Net cash provided by operating activities	676,561	529,820	421,293
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(444,502)	(366,403)	(313,808)
Proceeds related to sale and disposal of property and equipment	12,318	152,866	34,548
Proceeds from investment realization	12,458	2,574	-
Investments in other assets	(605)	(1,037)	(1,792)
Deposits and marketable securities, net	(300,516)	(117,448)	(57,892)
Net cash used in investing activities	(720,847)	(329,448)	(338,944)
CASH FLOWS - FINANCING ACTIVITIES
Proceeds from an investment in a subsidiary	1,932	11,685	-
Exercise of options, net	-	44	458
Proceeds from loans	24,180	-	96,143
Loans repayment	-	-	(97,174)
Principal payments on account of capital lease obligation	(38,033)	(38,536)	(35,391)
Debentures repayment	(18,493)	(39,843)	(40,893)
Net cash used in financing activities	(30,414)	(66,650)	(76,857)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(5,395)	(3,893)	(6,245)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(80,095)	129,829	(753)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	340,759	210,930	211,683
CASH AND CASH EQUIVALENTS - END OF PERIOD	$260,664	$340,759	$210,930

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
NON-CASH ACTIVITIES:
Investments in property and equipment	$164,667	$169,376	$	$ 65,634
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$30,475	$12,358	$	$ 5,590
Cash paid during the period for interest	$4,519	$4,458	$	$ 4,561
Cash paid for income taxes, net during the period	$12,739	$12,802	$	$ 8,288

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 1: DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. ( (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operated three semiconductor facilities located in Tonami, Uozu and Arai (one of which, the Arai facility, ceased its operations in June 2022, (see Note 14B2), in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”); and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated during 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) according to which TSIT will share a new 300 mm facility with ST in Agrate, Italy. TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at said facility (see Note 14E).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a leading global analog foundry of high value semiconductor solutions, providing technology, development and process platforms for integrated circuits (ICs) in growing markets offering a broad range of customizable process technologies including: SiGe, SiPho, mixed signal CMOS, RF CMOS, CMOS image sensor, non-imaging sensors and integrated power management. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capabilities for its customers, as of December 31, 2023, the Company owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan through TPSCo (one 200mm and one 300mm), is sharing clean room and capacity in a 300mm facility in Italy with ST, and has signed a contract to establish a capacity corridor in Intel Corporation’s (“Intel”) 300mm facility in New Mexico, USA (see Note 14F).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

On February 15, 2022, Intel and Tower announced the signing of a definitive agreement under which Intel was to acquire all of Tower’s outstanding ordinary shares for cash consideration of $53 per share, however, the closing conditions for this transaction were not met since certain regulatory approvals were not received, hence, on August 16, 2023, Intel and Tower announced the termination of this agreement. Pursuant to the terms of the agreement, and in connection with the termination, Intel paid Tower a termination fee of $353,000, which is presented, net of associated fees, in a separate line within the statement of operations for the year ended December 31, 2023 in the amount of $313,501.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

D. Reclassifications

Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

E. Cash and Cash Equivalents

Cash and cash equivalents consist of cash, highly liquid bank deposits and money market funds readily convertible to known amounts of cash with original maturities of three months or less as of the date of its purchase.

F.  Short Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

G. Marketable Securities

The Company accounts for its investments in grade debt securities in accordance with ASC 320 "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as "available-for-sale", as the Company intends to hold them for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity, mix of the Company’s assets and liabilities, liquidity needs and other similar factors. Securities classified as available for sale are measured at fair value, based on quoted market prices or independent pricing services valuation. Gains and losses are recognized on a specific identification basis, in the Company's consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

G. Marketable Securities (continued)

Unrealized gains and losses are recorded in (i) the statement of other comprehensive income in periods the Company has no specific need and/or plan to use cash by selling such securities, or (ii) in the statement of operations as financing expense (income) in periods the Company has a specific need and/or intends to sell such securities.

The Company assessed the available-for-sales debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, "Financial Instruments - Credit Losses".

Allowance for credit losses is recognized as a charge in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity.

The Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

H. Trade Accounts Receivable - Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for such estimated expected losses. The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off using this allowance when it is probable that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $4,790 and $3,460 as of December 31, 2023 and 2022, respectively.

I.  Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company writes-down the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at cost including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present stage.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J.  Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect to measure those investments at fair value or at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations. See also Note 2M below.

K. Property and Equipment

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

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

•	Buildings and building improvements, including facility infrastructure: 10-25 years
•	Machinery and equipment, software and hardware: 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2M below.

Property and equipment also include assets under capital leases, which are depreciated according to their applicable useful life.

L. Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in Note 2M below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M. Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2023, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2023, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

Investments in privately held companies accounted for using the Measurement Alternative are subject to periodic impairment reviews. Based on ASC 321-10-35-3, the Company’s impairment analysis considers qualitative factors to evaluate whether the investment is impaired. As of December 31, 2023, no impairments were recorded.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N. Leases

The Company recognize a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 11D and 11E.

O. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers“ when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

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

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of relevant events, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition occurs over time when customers receive the services.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P.  Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met. As of December 31, 2023, the grants receivable amount was immaterial.

Q. Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates under applicable law effective for the year in which the differences are expected to reverse as of the balance sheet date. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent items on the balance sheets.

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

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Q. Income Taxes (continued)

In December 2021, the OECD released Pillar Two model rules imposing on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in every jurisdiction in which they operate. As of January 1, 2024, the rules have been enacted or partially enacted in certain jurisdictions in which the Company operates. The Company is studying the rules and its potential impact on its future consolidated financial statements and tax payments, including the rules’ transitional safe harbors, which may enable to postpone the application of the rules to the Company until after January 1, 2026.

R. Earnings per Ordinary Share

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

S. Comprehensive Income

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

T.  Functional Currency and Exchange Rate Results

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

AS OF DECEMBER 31, 2023

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

V. Fair Value Measurements of Financial Instruments

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

The carrying value of the Company’s bank deposits, account receivables, payables and accrued liabilities, approximate their current fair values in accordance with their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investments in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

W. Derivatives and Hedging

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all its derivative instruments as either assets or liabilities and carries them at fair value.

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

X. Recently Adopted Accounting Pronouncements

The Company did not adopt any new standards or updates issued by the Financial Accounting Standards Board (“FASB”) during the fiscal year of 2023 that had a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

Y. Recently Issued Accounting Pronouncements Not Yet Adopted

On December 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09— Income taxes (topic 740): improvements to income tax disclosures.

Rate reconciliation:

The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts.

Income Taxes Paid:

The amendments in this Update require that all entities disclose on an annual basis the following information about income taxes paid: (1) The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (2) The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Y. Recently Issued Accounting Pronouncements Not Yet Adopted (continued)

Other Disclosures:

The amendments in this Update require that all entities disclose the following information: (1) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and (2) income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The amendments in this Update eliminate the requirement for all entities to (A) disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or (B) make a statement that an estimate of the range cannot be made. The amendments in this Update remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. The amendments in this Update replace the term public entity as currently used in Topic 740 with the term public business entity as defined in the Master Glossary of the Codification.

The amendments should be effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

NOTE 3:    INVENTORIES

Inventories consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Raw materials	$145,894	$158,763
Work in process	116,698	116,553
Finished goods	20,096	26,792
	$282,688	$302,108

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $8,327 and $8,192 as of December 31, 2023 and 2022, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 4:    OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Direct and indirect tax receivables	$22,892	$21,902
Prepaid expenses	11,097	9,783
Receivables from hedging transactions - see Notes 10, 12A and 12D	1,894	1,685
Other receivables	73	949
	$35,956	$34,319

NOTE 5:   LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Investments in privately held companies	$6,780	$6,720
Severance-pay funds	1,672	2,076
	$8,452	$8,796

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Original cost: (*)
Land and buildings, including facility infrastructure	$429,191	$429,277
Machinery and equipment	3,977,381	3,576,824
	4,406,572	4,006,101
Accumulated depreciation:
Buildings, including facility infrastructure	(291,684)	(279,408)
Machinery and equipment	(2,958,959)	(2,764,435)
	(3,250,643)	(3,043,843)
	$1,155,929	$962,258

(*) Original cost includes ROU assets under capital lease in the amount of $204,230 and $223,716 as of December 31, 2023 and 2022, respectively. The depreciation expense of such assets amounted to $18,307 and $14,215 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the original cost of land, buildings, machinery and equipment was presented net of investment grants, in the aggregate amount of approximately $285,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 7: INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2023:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(29,394)	$4,106
Technologies	10-20	6,700	(5,691)	1,009
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(37,685)	$5,115

Intangible assets consist of the following as of December 31, 2022:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(28,105)	$5,395
Technologies	10-20	6,692	(5,180)	1,512
Customer relationships	15	2,600	(2,476)	124
Total identifiable intangible assets		$42,792	$(35,761)	$7,031

NOTE 8: DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following as of December 31, 2023 and 2022:
Details	2023	2022
Long-term prepaid expenses	$18,598	$21,395
ROU - assets under operating leases	9,762	10,355
Prepaid long-term land lease, net	2,693	2,812
Deferred tax asset (see Note 19)	1,810	32,787
	$32,863	$67,349

NOTE 9: OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2023 and 2022:
Details	2023	2022
Tax payables	$7,400	$7,953
Hedging transactions related payables	500	6,947
Interest payable on debt	286	253
Proceeds on account of machinery and equipment to be sold in relation to restructuring (see also note 14B2)	-	60,121
Others	1,100	1,078
	$9,286	$76,352

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

As of March 31, 2023, the Series G Debentures were fully redeemed.

NOTE 11:  LONG-TERM DEBT - OTHERS

A. Composition

As of December 31, 2023 and 2022:

Details	2023	2022
Long-term JPY loans - principal amount - see Notes 11B and 11C below	$102,491	$83,368
Capital leases and other long-term liabilities - see Note 11D below	119,310	159,656
Operating leases - see Note 11E below	9,762	10,355
Less - current maturities	(58,952)	(43,310)
	$172,611	$210,069

B. Repayment Schedule of Long-term JPY Loans

As of December 31, 2023:

Details	Interest Rate	2024	2025	2026	2027	Total
Long-term 2021 JPY loan	1.95%	$11,108	$22,215	$22,215	$22,215	$77,753
Long-term 2023 JPY loan	1.95%	3,534	7,068	7,068	7,068	24,738
Total long-term JPY loans		$14,642	$29,283	$29,283	$29,283	$102,491

C. Long-term JPY Loans

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $78,000 as of December 31, 2023) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 11:  LONG-TERM DEBT – OTHERS (continued)

C. Long-term JPY Loans (continued)

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $25,000 as of December 31, 2023) term loan (“2023 JPY Loan”). The 2023 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan is secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The 2021 JPY Loan and 2023 JPY Loan contain certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loans are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2023, TPSCo maintained compliance with all of the financial covenants under the 2021 JPY Loan and 2023 JPY Loan.

D. Capital Lease Agreements and Other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements are denominated in JPY and contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements (see also Note 14B).

TPSCo leases its facility buildings in Japan from NTCJ under a long-term capital lease with a term through at least March 2032.

As of December 31, 2023 and 2022, the Company’s total outstanding capital lease liabilities for fixed assets were $118,272 and $158,114, respectively, of which $40,330 and $39,610, respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2023:

Fiscal Year	Amount ($)
2024	$42,786
2025	28,468
2026	26,442
2027	7,178
2028	4,559
2029 and on	14,817
Total	124,250
Less - imputed interest	(4,940)
Total	$119,310

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 11:  LONG-TERM DEBT - OTHERS (continued)

E. Operating Lease Agreements

The Company enters into operating leases from time to time for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2023, 2022 and 2021 was $4,807, $5,867 and $7,535, respectively. During 2023, cash paid for operating lease liabilities was $4,516.

The following presents the composition of operating leases in the balance sheets:

Details	Classification in the Consolidated Balance Sheets	December 31, 2023	December 31, 2022
ROU - assets under operating leases	Deferred tax and other long-term assets, net	$9,762	$10,355
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,450	$3,171
Long-term operating lease liabilities	Long-term debt	6,312	7,184
Total operating lease liabilities		$9,762	$10,355
Weighted average remaining lease term (years)		3.3	4.3
Weighted average discount rate		1.94%	1.94%

The following presents the maturity presentation of operating lease liabilities as of December 31, 2023:

Fiscal Year	Amount ($)
2024	$3,511
2025	3,197
2026	2,539
2027	707
Total	9,954
Less - imputed interest	(192)
Total	$9,762

F.  Wells Fargo Credit Line

TSNB was engaged in prior years in an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000. The Company did not wish to extend the credit line agreement for an additional term, therefore it expired in September 2023 according to its term.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

A. Exchange Rate Transactions

As the functional currency of Tower is the USD and a portion of Tower’s expenses are denominated in NIS, Tower enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. In 2023, the exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently upon maturity reclassified into the statement of operations at the same time that the hedged item’s exposure results are recorded in the statement of operations.

As of December 31, 2023, the fair value amounts of such exchange rate agreements were $1,894 in an asset position, presented in other current assets with a face value of $156,000. As of December 31, 2022, the fair value amounts of such exchange rate agreements were $3,805 in a liability position, presented in other current liabilities with a face value of $157,000.

As the functional currency of the Company is the USD and a portion of TPSCo revenues and expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. The related derivatives were accounted for as cash flow hedges resulting in gain or loss initially reported as a component of OCI and subsequently reclassified into the statement of operations at the same time that the hedged item’s exposure results are recorded in the statement of operations.

As of December 31, 2023, and 2022, the fair value amounts of such exchange rate agreements were $500 and $3,142, respectively, in a liability position, presented in other current liabilities and with a face value of $204,000 and $217,000, respectively.

Losses reclassified from other comprehensive income into net loss recognized in the Company’s consolidated statement of operations for the year ended December 31, 2023 were $5,153.

Losses reclassified from other comprehensive income into net loss recognized in in the Company’s consolidated statements of operations for the year ended December 31, 2022 were $36,857.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities. The Company performs ongoing credit evaluations of its customers and marketable securities.

C. Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2023 and 2022.

The fair value of debentures, based on quoted market prices as of December 31, 2022, was approximately $19,000, same as their carrying amounts as of that date. As of March 31, 2023, the Series G Debentures were fully redeemed.

D. Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions using a cross-currency swap to mitigate the foreign exchange rate changes’ impact on principal and interest arising from the Series G Debentures’ denomination in NIS.

As of December 31, 2022, the fair value of the swap was $1,685 in an asset net position and was presented in other current assets. The effective portions of $16 loss were recorded in OCI and recorded in earnings during the first three months of 2023.

For the year ended December 31, 2022, the hedging effect of the swap on the Company’s results of operations was a loss of $5,966, and was recognized as a financing loss, to offset the effect of the rate difference related to the Series G Debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

Level 2 Measurements

If quoted market prices are not available, or the prices of securities are derived from various sources, and do not necessarily represent the prices at which these securities could have been bought or sold, the Company obtains fair value measurements of these securities or of similar assets and liabilities from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

For cross-currency swap and derivatives measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E. Fair Value Measurements (continued)

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2J). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2023, the Company did not record significant changes to the carrying value of such investments, and for the year ended December 31, 2022, the Company recorded a decrease of $6,978 in the carrying value of such investments, presented in other income (expense), net in the statements of operations.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2023	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	6,780	-	-	6,780
Marketable securities held for sale	184,960	-	184,960	-
Foreign exchange forward and cylinders - net asset position	1,394	-	1,394	-
	$193,134	$-	$186,354	$6,780

Details	December 31, 2022	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$1,685	$-	$1,685	$-
Privately held companies	6,720	-	-	6,720
Marketable securities held for sale	169,694	-	169,694	-
Foreign exchange forward and cylinders - net liability position	(6,947)	-	(6,947)	-
	$171,152	$-	$164,432	$6,720

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

F.  Short-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2023 included short-term deposits in the amount of $790,823 and marketable securities with applicable accrued interest in the amount of $184,960; as of December 31, 2022, deposits and marketable securities included short-term deposits in the amount of $495,359 and marketable securities with applicable accrued interest in the amount of $169,694.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2023:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$166,356	$2,015	$(7,117)	$161,254
Government bonds	22,470	73	(87)	22,456
	$188,826	$2,088	$(7,204)	$183,710

* Excluding accrued interest of $1,250.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2023, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$31,075	$30,938
Due within 2-5 years	134,256	130,271
Due after 5 years	23,495	22,501
	$188,826	$183,710

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

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

F. Short-Term Deposits and Marketable Securities (continued)

The scheduled maturities of available-for-sale marketable securities as of December 31, 2022, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$78,855	$75,365
Due within 2-5 years	98,034	89,943
Due after 5 years	4,358	3,680
	$181,247	$168,988

Investments with continuous unrealized losses for less than twelve months and for twelve months or more and their related fair values as of December 31, 2023 and December 31, 2022, were as indicated in the following tables:

	December 31, 2023
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$49,843	$(3,073)	$67,167	$(4,044)	$117,010	$(7,117)
Government bonds	3,299	(2)	5,404	(85)	8,703	(87)
Total	$53,142	$(3,075)	$72,571	$(4,129)	$125,713	$(7,204)

	December 31, 2022
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$57,388	$(3,160)	$87,065	$(8,496)	$144,453	$(11,656)
Government bonds	11,193	(319)	10,363	(811)	21,556	(1,130)
Municipal bonds	-	-	464	(8)	464	(8)
Total	$68,581	$(3,479)	$97,892	$(9,315)	$166,473	$(12,794)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

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

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,752, $6,269 and $5,941 for 2023, 2022 and 2021, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees who elected to join the plan through which TPSCo contributed approximately 8.2% in 2023, 8.5% in 2022 and 7.7% in 2021, with employee average match of 0.7% of employee base salary to the DC Plan. Other employees may elect to get the contribution in cash. The contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted to third party benefit funds based on employee preference. Total payments for retirement in 2023, 2022 and 2021 amounted to $4,266, $4,838 and $5,331 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans

The following information provides the changes in 2023, 2022 and 2021 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Net periodic benefit cost:
Service cost	$2	$4	$5
Interest cost	71	57	52
Amortization of prior service costs	-	-	-
Amortization of net gain	(282)	(157)	(179)
Total net periodic benefit cost	$(209)	$(96)	$(122)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net gain for the period	(195)	(515)	(23)
Amortization of prior service costs	-	-	-
Amortization of net gain	282	157	179
Total recognized in other comprehensive income	$87	$(358)	$156
Total recognized in net periodic benefit cost and other comprehensive income	$(122)	$(454)	$34
Weighted average assumptions used:
Discount rate	5.10%	3.00%	2.80%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	7.30%/9.25%	6.00%/8.50%	6.00%/6.50%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	7.30%/8.30%	6.00%/6.40%	6.00%/6.50%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2031/2031	2031/2031	2029/2029
Measurement date	December 31, 2023	December 31, 2022	December 31, 2021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,454	$1,912	$1,882
Service cost	2	4	5
Interest cost	71	57	52
Benefits paid	(13)	(4)	(4)
Change in medical plan provisions	-	-	-
Actuarial gain, net	(195)	(515)	(23)
Benefit medical plan related obligation end of period	$1,319	$1,454	$1,912
Change in plan assets:
Fair value of plan assets at beginning of period	$-	$-	$-
Employer contribution	13	4	4
Benefits paid	(13)	(4)	(4)
Fair value of plan assets at end of period	$-	$-	$-
Medical plan related net funding	$(1,319)	$(1,454)	$(1,912)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

As of December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Amounts recognized in statement of financial position:
Current liabilities	$(50)	$(59)	$(48)
Non-current liabilities	(1,269)	(1,395)	(1,864)
Net amount recognized	$(1,319)	$(1,454)	$(1,912)
Weighted average assumptions used:
Discount rate	5.00%	5.10%	3.00%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	8.20%/11.00%	7.30%/9.25%	5.80%/8.50%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	8.20%/8.70%	7.30%/8.30%	5.80%/6.20%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.40%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.40%/4.40%
Year the ultimate rate is reached (pre-65/post-65 Medicare Advantage)	2033/2034	2031/2031	2031/2031
Year the ultimate rate is reached (pre-65/post-65 Non-Medicare Advantage)	2033/2033	2031/2031	2031/2031

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2024	$50
2025	61
2026	67
2027	75
2028	79
2029 - 2033	$422

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial gain due to a significant reduction in retirees receiving medical coverage. For the fiscal year ended December 31, 2022, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase as compared to the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

TSNB Pension Plan

TSNB has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

Details	2023	2022	2021
Net periodic benefit cost:
Interest cost	$891	$627	$575
Expected return on plan assets	(1,034)	(778)	(788)
Expected administrative expenses	200	200	100
Amortization of prior service costs	3	3	3
Amortization of net loss	123	-	27
Total net periodic benefit cost	$183	$52	$(83)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	346	1,545	(1,038)
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain	(123)	-	(27)
Total recognized loss (gain) in other comprehensive income =	$220	$1,542	$(1,068)
Total recognized in net periodic benefit cost (gain) and other comprehensive income	$403	$1,594	$(1,151)
Weighted average assumptions used:
Discount rate	5.10%	2.90%	2.50%
Expected return on plan assets	5.60%	3.10%	3.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

Details	2023	2022	2021
Change in benefit obligation:
Benefit obligation at beginning of period	$17,436	$22,081	$23,467
Interest cost	891	627	575
Benefits paid	(963)	(804)	(778)
Change in plan provisions	-	-	-
Actuarial loss (gain)	917	(4,468)	(1,183)
Benefit obligation end of period	$18,281	$17,436	$22,081
Change in plan assets:
Fair value of plan assets at beginning of period	$19,511	$25,750	$25,985
Actual return on plan assets	1,628	(5,211)	616
Employer contribution	-	-	-
Expenses paid	(224)	(224)	(73)
Benefits paid	(962)	(804)	(778)
Fair value of plan assets at end of period	$19,953	$19,511	$25,750
Funded Status	$1,672	$2,075	$3,669
Amounts recognized in statement of financial position:
Non-current assets	$1,672	$2,075	$3,669
Non-current liabilities	-	-	-
Net amount recognized	$1,672	$2,075	$3,669
Weighted average assumptions used:
Discount rate	4.90%	5.10%	2.90%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2024	$1,136
2025	1,225
2026	1,282
2027	1,322
2028	1,346
2029 - 2033	$6,692

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial loss primarily attributable to the discount rate decrease as compared to the prior year and demographic experience during the year. For the fiscal year ended December 31, 2022, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase to 5.10%, as compared to 2.90% in the prior year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2023:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,953	$-
Total plan assets at fair value	$-	$19,953	$-

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2022:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,511	$-
Total plan assets at fair value	$-	$19,511	$-

TSNB’s pension plan weighted average asset allocations on December 31, 2023, by asset category are as follows:

Asset Category	December 31, 2023	Target allocation 2024
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

TSNB’s primary policy goals regarding the plan’s assets are to (1) provide liquidity to meet the Plan benefit payments and expenses payable from the Plan, (2) offer reasonable probability of achieving growth of assets that will assist in closing the Plan’s funding gap, and (3) manage the Plan’s assets in a liability framework. Plan assets are currently invested in commingled funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 90% debt, or fixed income securities, and 10% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds, and investment decisions are made by TSNB in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

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

NOTE 14:  COMMITMENTS AND CONTINGENCIES

A. Liens

Loans, and Capital Leases

For liens under TPSCo’s JPY Loans, see Note 11C. For liens under the capital lease agreements, see Note 11D.

B. TPSCo

1. Renewed Contracts

In August 2022, Tower, TPSCo and NTCJ extended certain agreements with respect to TPSCo through March 2027 under certain amended terms, including changes to the commercial pricing for the services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

2. Japanese Operations Restructuring

In accordance with agreements signed in 2019, as amended thereafter, between Tower, NTCJ and TPSCo, it was decided to re-organize and re-structure TPSCo’s operations in Japan and maintain operations at the Uozu and Tonami facilities unchanged, while the Arai facility, which provided products solely to NTCJ and did not serve the Company’s customers, would cease operations. The cessation of operations of the Arai facility occurred in June 2022, and during 2022, TPSCo initiated the process of transferring a portion of the machinery and equipment from the Arai facility to the Tonami facility.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (continued)

B. TPSCo (continued)

The remaining machinery and equipment were sold to third parties. The restructuring process, including the transfer and installation of machinery and equipment in the Tonami facility and the sale of certain equipment, was completed during the first half of 2023 and resulted in total restructuring gain, net from the sale of machinery and equipment of $72,411 as well as total restructuring expenses of $30,346.

For the year ended December 31, 2023, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $52,168 as well as restructuring expense of $19,662.

For the year ended December 31, 2022, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $20,243 as well as restructuring expense of $10,684.

Changes in accruals related to the Arai facility cessation for the year ended December 31, 2023 were as follows:

Details	Asset disposal accrual	Other Restructuring costs accrual
Accrued balance as of January 1, 2022	$2,250	$-
Expenses accrued	-	10,684
Accruals related to assets	521	2,654
Cash payments	(808)	(5,703)
Accrued balance as of December 31, 2022	$1,963	$7,635
Expenses accrued	-	19,662
Accruals related to assets	(1,741)	(7,318)
Cash payments	(222)	(17,852)
Accrued balance as of December 31, 2023	$-	$2,127

C. License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D. TSNB Lease Agreement

TSNB leases its facilities under an operational lease contract that is due to expire in the first quarter of 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that TSNB has committed material non-curable breach of the lease that under the lease, may entitle the landlord to terminate the lease. TSNB does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (continued)

E. Definitive Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm facility with ST in Agrate, Italy. The parties will share the cleanroom space and the facility infrastructure, with the Company installing its own equipment in one-third of the total space. TSIT and ST will invest in their respective process equipment, and work to accelerate the process flows’ transfer to the facility, product development, qualification and subsequent ramp-up. Operations will continue to be managed by ST. TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at said facility.

F. Foundry Agreement with Intel

In September 2023, Tower and Intel signed an agreement under which Tower will have a capacity corridor in Intel’s 300mm facility in New Mexico, USA. Under this agreement, Tower will invest up to $300,000 for equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in this Intel’s facility.

G. Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of product IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15:  SHAREHOLDERS’ EQUITY

A. Description of Ordinary Shares

As of December 31, 2023, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 111 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans

(1) Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company (“2013 Plan”).

Under the 2013 Plan, the Company granted, in 2023 and 2022, a total of 0.80 million restricted stock units (“RSUs”) and 0.61 million RSUs, respectively, to its employees and directors (including the below-described grants to the CEO and directors), with vesting periods of up to three years. Such RSUs amounts noted include performance based RSUs (“PSUs”). The Company determines compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period, taking into consideration achievement, if any, of performance criteria.

During 2023, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 75.8 thousand time-vested RSUs and 125.0 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these RSUs was approximately $7,537. As was approved by shareholders in 2019, the grant also included a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him on or after May 2019;

(ii) 8.0 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 3.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, commencing July 2025, the members of the Board will have to own ordinary shares of the Company at a minimum value that equals at least 50% of their annual base fee and the Chairman will have to own ordinary shares of the Company at a minimum value that equals at least 50% of his annual cash compensation (the “BOD Minimum Holding”). The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to him/her on or after July 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans (continued)

During 2022, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 59 thousand time-vested RSUs and 97 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $7,200. As was approved by shareholders in 2019, the grant also includes the Minimum Holding requirement defined above;

(ii) 6.5 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 2.7 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the grants to the Chairman and the members of the Board includes the BOD Minimum Holding requirement defined above.

During 2021, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 80 thousand time-vested RSUs and 132 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $6,000. In addition, the Company's CEO was awarded 31 thousand PSUs that would vest upon attainment of certain performance conditions and not before one year from the date of grant, with a compensation value of approximately $1,000. As was approved by shareholders in 2019, the grant also includes the Minimum Holding requirement defined above;

(ii) 10.3 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 4.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the grants to the Chairman and the members of the Board includes the BOD Minimum Holding requirement defined above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans (continued)

(2) RSUs awards:

	2023		2022		2021
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	1,712,996	$32.90	2,211,100	$24.11	2,223,043	$19.45
Granted	797,241	$37.64	612,881	$44.99	1,002,275	$29.91
Converted	(870,720)	$27.80	(1,068,219)	$21.99	(929,466)	$19.56
Forfeited	(53,957)	$32.49	(42,766)	$24.24	(84,752)	$20.28
Outstanding as of end of year (*)	1,585,560	$38.10	1,712,996	$32.90	2,211,100	$24.11

(*) Include 559,184, 595,757 and 776,313 PSUs as of December 31, 2023, 2022 and 2021, respectively. The performance goals of 557,416 PSUs outstanding as of December 31, 2023 were achieved or estimated to be achieved.

(3) Summary of Information about Employees’ Share Incentive Plans

Details for the year ended December 31	2023	2022	2021
The intrinsic value of converted RSUs	$26,976	$48,829	$27,807
The original fair value of converted RSUs	$24,206	$23,492	$18,183

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2023, 2022 and 2021 as follows:

Details	2023	2022	2021
Cost of goods	$8,332	$7,393	$7,003
Research and development, net	5,639	4,754	4,855
Marketing, general and administrative	13,960	12,068	13,286
Total stock-based compensation expense	$27,931	$24,215	$25,144

C.           Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand ordinary Tower shares. These shares are classified as treasury shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A. Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
USA	46%	49%	41%
Japan	17	16	22
Asia (other than Japan)	27	26	30
Europe	10	9	7
Total	100%	100%	100%

The basis of attributing revenues from external customers to a certain geographic area is based on the headquarters’ location of the customer issuing the purchase order.

B.  Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

As of December 31, 2023 and 2022:

Details	2023	2022
Israel	$254,868	$248,711
United States	250,560	257,759
Europe	371,583	147,493
Japan	278,918	308,295
	$1,155,929	$962,258

C. Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2023, one customer exceeded 10% of the net accounts receivable balance. As of December 31, 2022, no customer exceeded 10% of the net accounts receivable balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (continued)

D. Major Customers - as Percentage of Total Revenue

Years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Customer A	14%	14%	21%
Customer B	9	9	13
Other customers *	21	24	20

*
Represents aggregated revenue to three customers that accounted for between 3% and 9% of total revenue during 2023, to four customers that accounted for between 4% and 8% of total revenue during 2022, and to four customers that accounted for between 4% and 7% of total revenue during 2021.

NOTE 17:  FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Interest expense	$(4,444)	$(5,687)	$(7,312)
Interest income	39,987	13,596	5,368
Series G Debentures amortization, exchange rate and hedging transactions related results	(640)	(772)	(1,773)
Exchange rate and hedging transactions related results	(4,140)	(3,986)	(7,092)
Marketable securities fair value adjustments	2,944	(9,225)	-
Bank fees and others	(3,176)	(6,693)	(2,064)
	$30,531	$(12,767)	$(12,873)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 18:  RELATED PARTIES BALANCES AND TRANSACTIONS

 A. Balance

The nature of the relationship involved as of December 31, 2023 and 2022:

Details		2023	2022
Long-term investment	Equity investment in a limited partnership	$40	$57

B. Transactions

Description of the transactions for the years ended December 31, 2023, 2022 and 2021:

Details	Description of the transactions	2023	2022	2021
General and administrative expense	Directors’ fees and reimbursement to directors	$780	$696	$771

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX

A. Tower Statutory Income Rates

Pursuant to Amendment 73 to the Investment Law adopted in 2017 and since Tower is an Israeli industrial company located in Migdal Ha’emek, it meets the conditions for “Preferred Enterprises”. It is subject to an income tax rate of 7.5%. Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the regular Israeli corporate tax rate of 23%.

B.  Income Tax Expense, Net

The Company's provision for income tax is affected by income tax in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, and results in applicable local taxable income attributable to those locations.

The Company’s income tax provision consists of the following for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Current tax expense:
Foreign	$13,374	$13,167	$13,504
Deferred tax expense (benefit):
Local	62,748	21,550	2,518
Foreign	(10,810)	(9,215)	(14,998)
Income tax expense, net	$65,312	$25,502	$1,024

Details	2023	2022	2021
Profit before taxes:
Local	$588,453	$295,438	$166,273
Foreign	(3,611)	(3,465)	(11,174)
Total profit before taxes	$584,842	$291,973	$155,099

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

C. Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of December 31, 2023 and 2022:

Details	2023	2022
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$9,889	$53,473
Employees compensation	7,853	7,670
Accruals and allowances	10,997	10,935
Research and development credit	24,677	21,340
Research and development - Section 174	19,582	11,748
Lease liabilities	12,199	14,642
Others	2,122	1,894
	87,319	121,702
Valuation allowance, see Note 19F below	(20,238)	(17,541)
Deferred tax assets	$67,081	$104,161
Deferred tax liabilities - long-term:
Depreciation and amortization	$(72,254)	$(81,929)
ROU - assets under operating leases	(1,609)	(2,027)
Others	(838)	77
Deferred tax liabilities	$(74,701)	$(83,879)

Presented in long term deferred tax assets	$1,810	$32,787
Presented in long term deferred tax liabilities	$(9,430)	$(12,505)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

D. Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2023	$8,490
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2023	$9,217

Details	Unrecognized tax benefits
Balance as of January 1, 2022	$7,763
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2022	$8,490

Details	Unrecognized tax benefits
Balance as of January 1, 2021	$15,314
Additions for tax positions of current year	624
Reduction due to statute of limitations of prior years	(8,175)
Balance as of December 31, 2021	$7,763

E. Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Tax expense computed at statutory rates, see (*) below	$134,514	$67,154	$35,673
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(89,487)	(46,012)	(24,683)
Change in valuation allowance, see Note 19F below	2,697	5,911	899
Permanent differences and other, net	17,588	(1,551)	(10,865)
Income tax expense	$65,312	$25,502	$1,024

(*) The tax expense was computed based on the regular Israeli corporate tax rate of 23%.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

F.  Net Operating Loss Carryforward

As of December 31, 2023, Tower had no operating loss carryforward for tax purposes.

As of December 31, 2023, Tower US Holdings had federal net operating loss carryforwards of approximately $44,000 of which approximately $34,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $10,000 will expire in 2028, unless previously utilized.

As of December 31, 2023, Tower US Holdings had California state net operating loss carryforward of approximately $9,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the deferred tax asset balances of the federal and state net operating loss carryforward.

As of December 31, 2023, and 2022, TPSCo had no net operating loss carryforward.

G. Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2017 are deemed final. During 2023, the Israeli tax authority commenced a tax audit on Tower for the tax years 2018 to 2021. As of the date of the consolidated financial statements, the tax audit is still in process.

Tower US Holdings files a consolidated tax return, including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations for any of the years before 2020 and state and other U.S local income tax examinations for any of the years before 2019. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final income tax assessments through the year 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 20:  SUBSEQUENT EVENTS

Japan Earthquake in 2024

On January 1, 2024, an earthquake hit Japan in a neighboring vicinity to the location of TPSCo’s facilities. While there was no impact or damage to the buildings and the facilities’ structure, there was tools’ damage and some percentage of work in progress and inventories scrapped at the facilities, as well as a temporary cessation of operations. The dedicated staff and response teams worked to ensure operational safety and stability, utilizing all available resources to minimize any potential disruptions to operations and customer service, and returned the facilities to operation after several weeks.

Re-organization of the Israeli Operations

During the first quarter of 2024, the Company decided to re-organize and re-structure its Israeli operations through integration of a portion of its 6” operations (150mm) into its 8” operations (200mm) in order to optimize its operations due to anticipated changes in market dynamics and customer demand. Re-organization related income or expenses will be recognized as incurred over the re-organization period.