Form 20-F
period 2024-12-31
TOWER SEMICONDUCTOR LTD
filed 2025-04-30
CIK 928876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:111,550,761 Ordinary Shares. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievements, to be materially different from any forecasted results, plans to expand our operations, plans to develop new technologies or features, forecasted performance, planned activities, or our targeted achievements expressed or implied by such forward-looking statements.

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

In 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry specializing in specialty process technologies. As a result of the merger, Jazz Technologies became a wholly-owned subsidiary of Tower and was subsequently renamed Tower Semiconductor NPB Holdings, Inc. (“Tower NPB”) and Jazz Semiconductor was renamed Tower Semiconductor Newport Beach, Inc. (“NPB Co.”).  Following a restructuring, Tower NPB is directly held by Tower US Holdings Inc. (“Tower US Holdings”), a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Tower.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd., (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic” or “Panasonic Corporation”). In June 2014, Panasonic transferred its shares and assigned its rights and obligations in TPSCo to its wholly owned subsidiary, Panasonic Semiconductor Solutions Co., Ltd. (“PSCS”). In July 2020, TPSCo was renamed Tower Partners Semiconductor Co., Ltd. In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (“Nuvoton”), a Taiwan-based company, which is majority-owned by Winbond Electronics Corporation, a Taiwan-based company. Following the sale, PSCS was renamed Nuvoton Technology Corporation Japan (“NTCJ”). TPSCo currently operates two factories in Toyama, Japan.

In February 2016, we acquired a factory in San Antonio, Texas, from Maxim Integrated Products Inc. (“Maxim”). The assets and related business that we acquired from Maxim are held and conducted through an indirect wholly-owned U.S. subsidiary, Tower Semiconductor San Antonio, Inc. (“Tower SA”) (formerly named TowerJazz Texas Inc.), which is wholly owned by Tower US Holdings.

In 2021, we entered into an agreement with ST Microelectronics (“ST”) to share, under a collaborative arrangement, a 300mm facility with ST in Agrate, Italy, following which Tower Semiconductor Italy S.r.l. (“TSIT”), a wholly-owned Italian subsidiary of Tower, was incorporated. TSIT and ST share the cleanroom space and facility infrastructure, with TSIT having the right to use approximately one-third of the clean room space for its foundry customers, which we refer to as “Fab 10.”  As part of the qualification and ramp-up process, TSIT acquired and installed certain of its own equipment in the Agrate facility and developed certain processes and technologies. The comprehensive qualification process was completed during the fourth quarter of 2024, following which volume production and operations at the facility commenced.

In September 2023, Tower and Intel Corporation (“Intel”) entered into an agreement under which a capacity corridor is being established at Intel’s 300mm facility in New Mexico, U.S., which we refer to as “Fab 11.” In accordance with the agreement, Tower is investing up to $300 million in equipment and fixed assets to be owned by Tower and installed and qualified for Tower processes at the Intel facility. The corridor is in the initial equipment procurement and installation phase and is not yet qualified for production.

The consolidated financial statements included in this annual report include the results and balances of Tower and its following subsidiaries: (i) its wholly-owned indirect subsidiary Tower NPB, (ii) its majority-owned subsidiary TPSCo (iii) its wholly-owned indirect subsidiary Tower SA, and (iv) its wholly-owned subsidiary TSIT.

As used in this annual report: “Fab 1” means the factory located in Migdal Haemek, Israel, which Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993 and operated until the first quarter of 2025. “Fab 2” means the factory located in Migdal Haemek, Israel, established by Tower in 2003. “Fab 3” means the factory in Newport Beach, California operated by NPB Co. “Arai E” means the factory located in Kurihara 4-5-1, Myoko-shi, Niigata, Japan operated by TPSCo through mid-2022. “Uozu E” means the factory located in Higashiyama 800, Uozu-shi, Toyama, Japan operated by TPSCo. “Tonami CD” means the factory located in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan operated by TPSCo. “Fab 9” means the factory located in San Antonio, Texas, operated by Tower SA.  “Fab 10” means the factory located in Agrate, Italy, managed by ST, in which TSIT shares capacity with ST. “Fab 11” means a 300mm Intel-owned factory located in New Mexico, U.S., to which Tower has access under a capacity corridor agreement signed in September 2023.

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

RISKS AFFECTING OUR BUSINESS

Reductions in demand for our foundry services, which are dependent on the demand in our customers’ end markets that are typically cyclical and volatile, may adversely affect our future revenues, business and financial results and position.

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

Reliance on acquisitions and/or gaining additional capacity for growth involves risks and uncertainties that may adversely affect our future revenues, business and operating results.

We may decide to try to attract new customers and expand our business with existing customers and/or enter into new markets by expanding our capacity footprint and business, as we have done in the past, through acquisitions of, or joint ventures with, existing facilities or establishing new facilities, or through acquiring access to additional capacity or capacity enhancement in advanced technologies, which may be obtained independently, through capital lease transactions or through third-party collaborations. Our success at such expansion is dependent, in part, on finding suitable partners and targets for acquisitions of existing or new fabs and/or capacity through capacity arrangements with companies that already own fabs, successfully negotiating with the seller and/or partner a reasonable price for the acquisition or engagement, securing financing and completing the expansion plans, obtaining approvals for grants and subsidies, integrating the acquired facilities into our business efficiently and effectively achieving desired synergies and anticipated benefits, and loading the facilities with customer engagements sufficient to cover their operating and other costs. The activities related to production at Fab 10 and Fab 11 under the capacity corridor transaction with Intel involve potential liabilities and numerous complex steps, including qualification and duration thereof, developing advanced technologies, procuring equipment necessary for production, process qualification, and facility operational ramp-up.  We cannot assure you that we will be successful in executing this business strategy or that we will succeed in increasing our market presence and attracting new customers and business and/or expanding our business with our current customers, in order to operate any such additional capacity profitably.

This strategy involves many risks, each of which may negatively affect our profitability and financial position, including, but not limited to, the following:

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

•	We may not be able to obtain sufficient financing or financing on favorable terms, which could limit our ability to engage in certain acquisitions and strategic engagements;

•
The amount or terms of financing actually required before and after acquisitions considering our current liquidity and cash position may vary from our expectations, resulting in a need for more funding that may not be available to us in order to finance the acquisitions and/or the operations of the target acquired and/or the acquisition of additional equipment that may be required to increase and/or adjust the target’s operations to address our customer demand and specific technology flows; and

•
Delays or other issues may impact our ability to timely and successfully ramp up the capacity in such fabrication facilities, including delays in the supply of equipment and/or parts by vendors, delays in equipment installation and/or the qualification schedule, and/or delays in technology process qualification and/or new products’ qualifications.

We may experience difficulty achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems.

The semiconductor wafer process technology is highly complex, requires advanced and costly direct and indirect materials as well as equipment, and is constantly being modified in an effort to improve operational metrics and indices such as device yields, wafer performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the operational processes, defects in the key materials and tools used to process wafers and other factors can cause wafers to be rejected as non-functional or partially non-functional. Although we continuously enhance our process capabilities and efficiency, from time to time we have experienced operational, technological and process-related problems that have caused extended production time or quality control issues. Operational issues we may face include difficulties in upgrading or expanding existing facilities; unexpected breakdowns in our equipment and/or related facility systems; unexpected events, such as an electricity outage; difficulties in changing or upgrading our process technologies; raw material shortages or impurities; delays in delivery or shortages of spare parts; and difficulties in maintenance and upgrade of our equipment. Should such problems occur to a material degree, we may suffer loss of income, loss of reputation and/or a loss of customers, any of which may adversely impact our business, revenues, financial results and financial condition.

Risks relating to the Fab 3 lease could harm our business, operations and financial results.

NPB Co. operates our Fab 3 facility and its offices under a lease contract that was initially in effect until March 2022 and included an option, at NPB Co.’s sole discretion, to extend the lease for an additional five-year period, which NPB Co. exercised, extending the lease through March 2027.  The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease, and has sought a judicial declaration that NPB Co. has committed a material non-curable breach of the lease and that, in accordance with the terms of the amended lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims.  In the absence of an agreement to acquire the property or an extension of the lease agreement beyond March 2027, alternative solutions would need to be implemented to meet customer demand for capacity at Fab 3, including through cross qualification of process technologies at our other fabs. To that end, we would need to invest significant amounts to acquire process equipment tools to increase the capacity and capabilities in certain of our other fabs, primarily Fab 2, Fab 7 and Fab 9, for certain technologies that are currently processed by Fab 3, such as SiGe and SiPho. Failure to complete these activities on time may materially adversely impact our overall business, revenues and profitability, at least until all such process equipment tools and technologies are installed and fully qualified for volume production at our other fabs.

Over-demand for our foundry services and/or products may result in operational bottlenecks and a loss of customers and revenues, which may adversely affect our profitability and business.

From time to time, in periods during which demand for our foundry services exceeds our capacity and capabilities and we experience high utilization rates in certain of our facilities, we may (i) be unable to fulfill customer demand in whole or in part, in a timely manner or at all; (ii) be unable to assure next generation customers’ products; or (iii) experience operational bottlenecks, which may cause low or slow performance and/or halt operations and may adversely affect our cycle time, yield and delivery schedule. As a result, we could lose one or more of our current and/or potential customers, which may adversely affect our reputation, revenues, profitability and business.

If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including rapid technological developments, evolving industry standards, changes in customer and end-user requirements, frequent new product introductions and enhancements, and short product life cycles with declining prices as products mature. Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop advanced specialized process technologies that can be processed in our fabs and purchase the appropriate equipment, and to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and shorter product life cycles. If we are unable to successfully develop such process technologies and provide our services in a timely manner or at all, or if we are unable to purchase the appropriate equipment required for such processes and services, we may be unable to maintain our current customer base and may be unable to attract new customers.

The foundry business is highly competitive, and our competitors may have competitive advantages over us.

Many of our competitors may have one or more of the following competitive advantages over us: greater capacity and/or availability of same; a more diverse and established customer base; greater financial, sales, marketing, distribution and other resources; governmental funding or support (such as receipt of financial incentives under the Chips and Science Act of 2022); better cost structure; and/or better operational performance, including cycle time and yields. If we do not compete successfully, our business and financial results may be adversely affected.

We compete most directly in specialty segments with certain independent dedicated foundries. We also compete with pure play advanced technology node driven foundry service providers, as they each have some capacity for specialty process technologies, and with integrated device manufacturers (“IDMs”) that allocate a portion of their capacity to foundry operations. As our competitors continue to expand their capacity, there could be an increase in specialty foundry capacity. To the extent specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decreased profit margins, reduced earnings or increased losses.

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

Our revenues, expenses and operating results may fluctuate significantly from quarter to quarter due to a number of factors which may be beyond our control. These factors include, among others: the cyclical nature of the semiconductor industry and the volatility of the markets served by our customers; changes in the economic conditions of geographical regions where our customers and their markets are located (including global recession, credit crises and/or tariffs); inventory and supply chain management of our customers; the loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders; the occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner, the financial condition of certain of our customers and regulatory or other tariffs or charges that may be imposed in a region in which customers reside; the occurrence of an unexpected event, such as environmental events, an epidemic or pandemic, industrial accidents such as fire or explosions, or electricity outage, that may affect the manufacturing process or shipment of  quality products without charging our customers significant additional costs; the timing and volume of orders from customers; our ability to obtain raw materials and equipment on a timely and cost-effective basis; price erosion in the industry and our ability to negotiate prices with our current and new customers; our susceptibility to intellectual property rights’ disputes; our dependency on export licenses and other permits required for our operations and the sale of our services; our ability to maintain existing partners and customers; interest, price index and currency rate fluctuations that were not hedged; and changes in accounting rules affecting our results.

These factors and risks make it difficult to predict our future performance and may ultimately negatively affect our operating results and financial position.

If we do not maintain our current key customers, and/or do not attract new key customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business. We have relationships with several customers that represent a material portion of our revenues. In 2024, 13% of our revenues were generated from NTCJ, 27% of our revenues were derived from an additional four customers, each of which generated between 3% to 11% of our revenues, and the remaining 60% of our revenues were derived from many other smaller customers. In 2023, 14% of our revenues derived from NTCJ, and 30% of our revenues derived from an additional four customers, each of which generated between 3% to 9% of our revenues, and the remaining 56% of our revenues derived from many other smaller customers. While we renegotiate the terms of our commercial agreements from time to time with our customers, there is no assurance as to the financial impact of any revised terms between us and our customers or the volume of orders they may continue to place based on any revised terms. The loss or reduction in volume or sales price to any of our key customers, whether due to business negotiation, termination or expiration of their signed contract(s), the lack of demand in their markets, their insolvency or their unwillingness or inability to perform their obligations under their respective engagements with us, or our inability to (i) renew our engagements with them on commercially reasonable terms, (ii) fulfill their demand and supply them with wafers with successful performance metrics, or, alternatively, (iii) attract new customers to replace such lost business, may materially negatively impact our overall business, revenues and profitability.

Our financial results may be adversely affected if we are unable to operate our facilities at satisfactory utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profits.

As is common in our industry, a large portion of our total costs is comprised of fixed costs. Therefore, while during periods in which we operate at high utilization rates we are able to cover our costs, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion are fixed costs which remain constant, irrespective of our capacity utilization. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are relatively high. Our financial results, including our gross, operating and net profits, may be adversely impacted if customer demand for our products is not sufficient to enable us to operate our facilities consistently at satisfactory utilization rates necessary to generate and maintain revenue levels that would cover all of our costs. This issue may be further exacerbated in our new capacity lines, where we incur fixed costs upon the start of operations while the new lines gradually ramp up utilization, causing a decrease in our profit margins.

We may be required to obtain financing for capacity acquisition-related transactions, strategic and/or other growth or M&A opportunities, which we may not be able to obtain.

In order to invest in strategic opportunities in support of our acquisition and capacity growth plans, business development activities, joint partnerships or other large transactions to expand our capacity, including the funding of the equipment for the factory being established by ST in Agrate, Italy, the capacity corridor being established at Intel’s New Mexico fab and the capital expenditure tools required to establish SiPho and SiGe capacity and capabilities in Fabs 2, 7 and 9, acquiring leased assets and/or acquiring and/or establishing additional fabs and/or capacity through other capacity acquisition-related transactions, we may use our current cash balance and deposits and/or may be required to secure additional funds from financing sources, including through public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. Further, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce and/or prevent the ability to execute fundraising transactions and may result in less favorable financial terms, such as increased financing costs and/or higher shareholders’ dilution. There is no assurance that we will be able to obtain sufficient funding, if at all, from these financing sources or other sources in a timely manner (or on terms that we consider reasonable) for such purposes or that we will obtain the required approvals to execute fundraising activities and that such fundraising activities will be successful.  If approvals are not obtained and/or such fundraising activities are not successful, our financial position and operations may be adversely affected.

Our continued operations and our operational performance metrics and business could be significantly harmed, including stopping operations of our fabs for certain periods of time, by natural disasters, particularly earthquakes, floods and fires, or due to power outages, water leaks, chemical leaks, supply chain or other issues, which may cause our profitability and financial position to be adversely affected.

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

The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates certain logistical and communication challenges. In addition, recently, there has been a significant increase in the imposition of tariffs and other trade restrictions around the world.  Uncertainty surrounding the length, severity, scope and timing of these trade actions may disrupt trade throughout the world which could result in the inability or unwillingness of customers to purchase our products. The escalation or broadening of these trade actions could also significantly increase our costs or make it more difficult for us to sell our products, which could materially and adversely affect our business.  We cannot assure you that we will be able to sufficiently mitigate all the risks related to our international operations.

Our financial position and operations may be affected as a result of our long-term debt.

As of December 31, 2024, we had approximately $181 million of consolidated principal amount of debt outstanding, comprised as follows: (1) TPSCo loans in the total principal amount of approximately $100 million, of which approximately $81 million carries a fixed interest rate of 2% per annum, with principal scheduled to be repaid between 2027 and 2030 and approximately $19.0 million carries a fixed interest rate of 1.95% per annum, with principal scheduled to be repaid in 2025; (2) Tower’s subsidiaries’ capital lease agreements for machinery and equipment with JA Mitsui Leasing, with aggregate outstanding lease liabilities of approximately $45 million, carrying a fixed interest rate of up to 1.95% per annum, payable between 2025 and 2028; and (3) Tower and its subsidiaries’ other capital and operating leases, with aggregate outstanding lease liabilities of approximately $36 million, payable between 2025 and 2032. Carrying such an amount of long-term debt may have negative consequences on our business, including:

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditure;

•	the net impact of JPY/ USD fluctuations on our JPY income and JPY cost;

•	the repayment schedules of our debt obligations;

•	our ability to fulfill our obligations and meet performance milestones under our agreements;

•	fluctuations in the USD to NIS and USD to Euro exchange rates; and

•	the inflation rates in Israel, Japan, Italy and the United States.

Changes in our effective tax rate may impact our net income and increase our tax payments.

A number of factors can impact our future effective tax rate or tax payments, which could cause fluctuation in our net margins and our financial results, including:

•	changes in the volume and mix of profits earned across jurisdictions with varying tax rates;

•	changes in our business or legal entity operating model;

•	the resolution of issues, including transfer pricing implementation, arising from tax audits;

•	changes in the valuation of our deferred tax assets and liabilities, and in deferred tax valuation allowances;

•	increases in expenses not deductible for tax purposes or deductible over a longer period of time than expected, or changes in available tax credits, including research and development credits;

•	changes in income tax codes or foreign tax laws or their interpretation;

•
changes, reduction, cancellation or discontinuation of the tax benefits provided to a “Preferred Enterprise” and its applicability to Tower’s income under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) (see “Item 10. Additional Information—E. Taxation—Israeli Taxation—Law for the Encouragement of Capital Investments, 5719-1959”); and

•
Adoption and implementation of a global minimum corporate tax rate under Pillar Two of the Organization for Economic Cooperation and Development (“OECD”) Base Erosion and Profit Shifting (“BEPS”) by any of the jurisdictions in which Company operates, without suspension or changes or inability to apply the safe harbor conditions, could cause an increase in the effective income tax rate of the Company to a minimum of 15%.

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

In periods of high market demand, the lead times from order to delivery of equipment could be as long as 12 to 18 months. We also procure used equipment, which can take a long time to qualify, potentially causing delays in our operations. There may be delays in the delivery of equipment and/or raw materials and other supplies to us, which in turn may harm our capacity increase plans and/or utilization, qualification and cause delays or a halt in operations.  In addition, our processes use many raw materials, including silicon wafers, chemicals, gases and various metals as well as other supplies and require large amounts of fresh water and electricity. Shortages in supplies of equipment, raw materials and other supplies could occur for various reasons, including an interruption of supply due to an epidemic, pandemic, war or security situation, increased industry demand or a dispute with a supplier. Any such shortage or delay in delivery could result in operational delays that may result in a loss of existing and/or potential new customers and/or a halt of operations, which may have a material adverse effect on our business and financial results.

In addition, although most of the raw materials used in our processes are available from multiple suppliers, certain materials are purchased through sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for our operations at any given time, this may result in excess payment and/or expenses write-off in the financial statements which may adversely impact our financial results.

If we are unable to successfully identify and negotiate with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, including as a result of cessation of operations in any of our fabs, our financial results may be harmed.

From time to time, we may decide to cease operations at a certain facility or discontinue developing certain technology flows due to factors such as changes in company strategy, low margins, low utilization or low customer demand. This may result in unused equipment, inventory and/or other assets that are no longer required  to support our customers’ needs, which may be sold to third-party buyers. We also have obsolete equipment or inventory from time to time that we may sell, such as from Fab 1 with lower margin legacy 150mm flows that were discontinued, some of which were consolidated into Fab 2 in order to streamline our production processes and enhance our overall efficiency. If we are unable to successfully identify and negotiate with potential buyers and sell excess equipment in a timely manner for satisfactory consideration, we may incur losses and additional liabilities and contingencies, which may have a negative effect on our financial results.

Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

We currently operate our fabs in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our operations in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY, NIS and Euro. Our revenues are denominated mainly in USD and JPY. Our cash from operations, investing and financing activities are denominated mainly in USD, JPY NIS and Euro. We are, therefore, exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy, which may have a material effect on our cost and financial results due to periodic evaluation or revaluation of assets, liabilities, cost and income, in these currencies.

The majority of TPSCo’s revenues are denominated in JPY and the majority of its expenses are in JPY, which reduces the net exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s gross, operating and net profits as the impact on the revenues is offset to a large extent by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate over the profit margins, we have entered into hedging transactions which partially hedge our exposure to the currencies’ fluctuation to contain such fluctuation within a pre-defined fixed range.

The cost of our operations in Israel in USD is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. Appreciation of the NIS may increase the costs of the Israeli facility in USD, such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure and maintain it within a pre-defined fixed range.

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

From time to time, we are a party to litigation incidental to the conduct of our ongoing business, including class actions, disputes with customers, suppliers, employees, landlords, or other third parties. Litigation requires a certain amount of management time and effort which may adversely affect our business by diverting management focus from business needs.

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

Our business is subject to a variety of laws and governmental regulations in Israel, the United States, Japan and Italy relating to the use, storage, discharge and disposal of toxic or otherwise hazardous materials used in our factories. If we fail to use, store, discharge or dispose of hazardous materials appropriately in accordance with applicable environmental laws or regulations, or if such laws change in the future, we may be subject to substantial liability or may be required to suspend or significantly modify our operations, which may adversely impact our business and revenues.

Our business strategy is premised on the increasing use of outsourced foundry services on specialty process technologies, which may change in the future.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry, both by fabless semiconductor companies and IDMs, will grow and follow the broader trend towards outsourcing foundry operations. If our assumption does not prove applicable, our business and financial results may be adversely impacted.

If we are unable to collaborate successfully with design automation vendors and third-party design service companies to meet our customers’ design needs, our business may be harmed.

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

The export of wafers from our foundries to the destinations requested by our customers may be subject to U.S., Israeli, Italian and/or Japanese export control and other regulations established by other countries. Compliance with existing or evolving U.S., Israeli, Italian, Japanese or other applicable governmental regulations or obtaining timely domestic or foreign regulatory approvals or certificates may materially disrupt our business such as by reducing our sales or requiring extensive modifications to processes that we use, which could increase our operational costs or require extensive modifications to our customers’ products. We may not export products using or incorporating controlled technology without obtaining an export license, which may not always be granted. Similarly, we may be required to obtain export licenses for equipment we may seek to sell, and such licenses may not be granted in a timely manner or at all. These restrictions may make foreign competitors who are subject to less stringent controls on the export of their products more competitive in the global market. In addition, within our compliance procedures and export control assessments, we use certain software tools to flag sanctioned entities and require our customers to complete certain forms to provide required information. If such information is provided inaccurately or insufficiently, we may unknowingly violate applicable regulations, which could expose us to fines, penalties, or restrictions on our export activities.

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

There is significant concern regarding climate change and its potential dramatic effects on human activity if no aggressive remediation steps are taken. Legislative developments with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs. Scientific examination of, political attention to, and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased operational costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane, tetrafluoromethane (CF4), hexafluoroethane (C2F6), octafluororopane (C3F8), octafluorobutane (c-C4F8), suflur hexafluoride (SF6), nitrogen trifluoride (NF3), trifluoromethane (CHF3) and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. In addition, there are restrictions and limited quota imposed by the Israeli government that restricts the import of certain of such materials and we may be unable to obtain all material required for our operations.  These developments and further legislation that is likely to be enacted, such as changes in environmental regulations on the use of per fluorinated compounds, may increase our operational costs, which may adversely affect our results of operation and financial condition.

Compliance with U.S. rules and regulations concerning conflict minerals may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost and may adversely affect our business.

Our industry relies on raw materials that consist of, contain or incorporate certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries that are subject to regulation. These minerals are commonly referred to as conflict minerals. Conflict minerals that may be used by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We are currently subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require due diligence and disclosure as to whether our products contain conflict minerals. Any changes concerning the use of conflict minerals could adversely affect the sourcing, availability and pricing of the materials used in the manufacturing process of our products. In addition, we will likely incur additional costs to comply with any new conflict minerals rules, including costs related to potential additional disclosure requirements and conducting additional diligence procedures to provide additional information with respect to the sources of conflict minerals that may be used in, or necessary to the production of, our products and, if applicable, potentially making changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm and/or may lose customers if we determine that certain of our products, processes or sources of supply use certain materials from countries directly or indirectly financing or benefitting armed groups, that would require us to ensure that such source responsibly sources minerals in conformance with applicable standards or change the source of supply, which may adversely impact our revenue and business.

Security, cyber and privacy breaches may harm our business and operations.

Any security breach, including those resulting from a cybersecurity attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our fab operations, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third‑party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our, our customers’, our employees’ or any other third party’s confidential information, our reputation may be damaged, we may face potential disruption and loss, especially due to the possible substantial damage if operations cannot be quickly restored, our business may suffer, and we could incur significant liability.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. If an actual or perceived material security breach occurs, the market’s perception of our security measures may be harmed and we could lose sales and customers as well as incur operational damage to our equipment and/or products.

Environmental, social, and governance (“ESG”) initiatives could increase our costs or negatively impact our reputation, which may adversely impact our public image, operations, business and/or financial condition.

There has been varying focus across industries on companies’ ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy, which are continuing to evolve, may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impact to our business, financial condition or results of operations.

While we engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and our environment, such initiatives may be costly and may not generate the desired impact. Actions that we may take or statements that we may make based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or subject to other interpretations. Our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be requested to adjust or improve certain ESG initiatives and/or disclosures.

Certain market participants, including major institutional investors and capital providers, have used third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. ESG-related regulation may also result in increased compliance costs or scrutiny. There can be no certainty that we will successfully navigate or manage ESG issues or that we will successfully meet investors or others’ expectations. Any failure, or perceived failure, by us in this regard could have a material adverse effect on our reputation with customers, employees, other third parties and the communities and industries in which we operate, as well as on our business, share price, financial condition, access to capital or results of operations.

RISKS RELATED TO OUR SECURITIES

Fluctuations in the market price of our traded securities may significantly affect our ability to raise new capital.

The capital markets, in general, have experienced volatility that often has been unrelated to the operating performance of the traded companies. The share price of many companies in the semiconductor industry has experienced wide fluctuations, which has often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our securities, regardless of our actual operating performance.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a foreign private issuer, which means we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including the proxy rules and the rules requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q and current reports on Form 8-K. We furnish and intend to continue furnishing information regarding our quarterly financial results to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information, and are not subject to Section 16, which requires an issuer’s directors and executive officers to file reports with the SEC regarding their trading activity in the issuer’s securities within two business days of the transaction. Also, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following (see “Item 16G Corporate Governance”). The public reporting and disclosure rules to which we are subject under the Exchange Act, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers.

We do not expect to pay dividends in the foreseeable future.

We currently intend to use our future cash and earnings, along with our existing cash balance and deposits, to finance our growth and acquisition strategy, as well as capacity growth, our ongoing operations and our other business and operational needs, including the buildout of the Agrate facility, the $350 million capital expenditure required to support our SiPho and SiGe capability and capacity growth in Fabs 2, 7 and 9, and the planned investment of up to $300 million for equipment to be located in Intel’s Fab 11. Therefore, we do not anticipate paying dividends in the foreseeable future. We may, however, use our existing cash balance and/or future cash earnings to execute share repurchases. Our board of directors has sole discretion whether to pay dividends or adopt a share repurchase program. If our board of directors decides in the future to pay dividends or adopt a share repurchase program, the form, timing, frequency and amount will depend on several factors, including our future growth and acquisition strategy, our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions, the trading price of our ordinary shares and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) and regulations thereunder impose conditions on our ability to declare and pay dividends and/or execute share repurchases.  Payment of dividends and share repurchases may also be subject to Israeli withholding taxes. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights” and “Item 10. Additional Information—E. Taxation—Israeli Taxation” for more information. Therefore, if you consider investing in our ordinary shares, you should not rely on future dividend income and/or share repurchases, and any gains from the investment will likely depend on the price performance of our traded ordinary shares, which may not be favorable.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Political, economic and military instability in Israel and the Middle East region may harm our business.

Our Fab 2 facility, our design center and certain of our corporate and sales offices are located in Israel. In addition, most our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, Israel has been subject to armed conflicts with neighboring countries, as well as terrorist activities, with varying levels of severity.

Due to Israel’s current war against Hamas and the attacks against Israel by Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and Iranian proxies in Iraq, military activity and hostilities continue to exist at varying levels of intensity and the situation in Israel and the region remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

Since the war and hostilities began on October 7, 2023, several hundred thousand Israeli military reservists were drafted. While we have not been materially adversely impacted to date by any absences of our personnel, the absence of a significant number of our employees (including key employees) related to their, or their spouse’s, active military reserve duty, which may be for extended periods of time, could disrupt our operations and materially and adversely affect our Israeli operations, as well as our business and results of operations.

We have not been materially adversely impacted by Israel’s current war to date, and have robust business continuity procedures in place, including multi-site qualification of certain process flows and information technology safeguards. However, the intensity and duration of Israel’s current war is difficult to predict at this stage, as are such war’s implications on our business and operations in Israel and on Israel’s economy in general. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses.

Our property and business interruption insurance may not adequately compensate us for losses that we may incur, and any losses or damages incurred by us may have a material adverse effect on our business.  Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for all damages incurred.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict doing business with Israel and Israeli companies. These restrictions may materially limit our ability to obtain raw materials from these countries or sell our products to companies in these countries. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, there may also be protests against, or sanctions imposed on, the State of Israel which may adversely impact our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners may adversely affect our operations and make it more difficult for us to do business and raise capital and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Finally, political conditions within Israel may affect our operations. Since 2023, the Israeli government has been pursuing extensive changes to Israel’s judicial system, which has sparked extensive political debate and unrest.  In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability and/or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may adversely affect the Israeli economy and, in turn, our business, financial condition and results of operations.

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

Tower is incorporated in Israel and most of its executive officers and directors are not residents of the United States (excluding the employees of its U.S. subsidiaries), and a majority of its assets (excluding its U.S. subsidiaries and their assets) and the assets of its non-U.S. resident directors and officers are located outside the United States. Service of process upon us and/or our non-U.S. resident directors and/or officers may be difficult to obtain within the United States. Additionally, a judgment obtained in the United States against Tower and/or any of our non-U.S. executive officers and/or directors, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States (except to the extent that it relates to Tower’s U.S. subsidiaries, its assets or employees). Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. In addition, it may be difficult to assert claims under U.S. securities laws or obtain a judgment based on civil liability provisions under U.S. federal securities laws claimed in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers or directors on the grounds that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, all or a significant portion of our shares or assets, which may delay or prevent a change of control, even when the terms of such a transaction are favorable to us and/or our shareholders.

Provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire all or a significant portion of our shares or assets, even if doing so would be considered to be beneficial by some of our shareholders. Among other things, Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares of a public company above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to Tower or to its shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, with respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable, even if no actual disposition of the shares has occurred.

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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry, and as such we are dedicated to providing high-value, high-quality, processed wafers to our customers for their end products and end users. Our foundry processes use chemical materials, chemical processes and other materials and equipment on silicon wafers, based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own.  We currently offer process technology geometries of 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use our wafers in their end products, which are sold and/or used in diverse markets, including consumer applications, personal computers, communications, handsets and smartphones, automotive, industrial, aerospace and medical devices.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value, high quality, wafer foundry services. We use standard analog CMOS process technology, as well as specialized specific technologies including CMOS image sensors, non-imaging sensors, micro-electromechanical systems (MEMS), wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), silicon photonics, including silicon and advanced low-loss silicon nitride waveguides, high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained during more than thirty years of operation, we differentiate ourselves by creating a high level of value for our customers through innovative technological processes, design and engineering support, competitive operational indices, and dedicated customer service.

Tower Semiconductor Ltd., an Israeli company, was founded in 1993 with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, known as our Fab 1 facility, and commenced operations as an independent foundry.  During the first quarter of 2025, in response to anticipated changes in market dynamics and customer demand, we discontinued the lower-margin legacy 150mm process flows, ceased operations in Fab 1 and consolidated certain strategic flows into Fab 2, also located in Migdal Haemek, Israel, in order to streamline our production processes and enhance our overall efficiency.

In 2003, we commenced production at Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, utilizing advanced CMOS technology, including CMOS image sensors, matrix ionizing radiation sensors, devices employing metamaterials, embedded flash, advanced analog, RF (radio frequency), specifically RF switches on SOI, power platforms and mixed-signal technologies.

In September 2008, we merged with Tower NPB, which holds 100% of NPB Co. and operates Fab 3, located in Newport Beach, California, U.S. Fab 3 specializes in specialty process technologies of silicon photonics, analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50 to 0.13-micron. NPB Co.’s specialty process technologies support applications requiring advanced analog, radio frequency, high voltage, bipolar, SOI and silicon germanium bipolar, complementary metal oxide (“SiGe”) and silicon photonics processes. Fab 3 wafers are used by our customers for a wide range of products, including devices for high-speed data, communications, cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems.

In March 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, that became a foundry for the sale of wafers to Panasonic and other third-party customers, using three factories established by Panasonic in Hokuriku Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its capacity tools (8 inch and 12 inch) at these three fabs to TPSCo. TPSCo focuses on 65nm and 180nm geometries for RF, power management and CMOS image senor wafers, products and applications. In July 2022, the operations in Japan were reorganized and restructured such that the Arai factory, which solely served NTCJ and did not serve Tower or TPSCo foundry customers, ceased operations. The operations at the Uozu and Tonami facilities remain unchanged.

In February 2016, we acquired Fab 9, located in San Antonio, Texas, U.S., from Maxim. The assets and related business that we acquired from Maxim are held and conducted through one of our wholly owned U.S. subsidiaries, Tower SA. Fab 9 supports process geometries ranging from 0.80-micron to 0.18-micron using CMOS, power management and analog based technologies.

In 2021, we entered into an agreement with ST to share, under a collaborative arrangement, a 300mm facility being constructed by ST in Agrate, Italy, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. TSIT and ST share the cleanroom space and facility infrastructure, and TSIT has the right to use one-third of the installed capacity for its foundry customers, which we refer to as “Fab 10.”  As part of the qualification and ramp-up process, TSIT acquired and installed certain of its own equipment in the Agrate facility and developed certain processes and technologies. The comprehensive qualification process was completed during the fourth quarter of 2024, following which volume production and operations, which are managed by ST, commenced.

In September 2023, Tower and Intel entered into an agreement under which a capacity corridor is being established in Intel’s 300mm facility in New Mexico, U.S., which we refer to as “Fab 11.” In accordance with this agreement, Tower is investing up to $300 million in equipment and fixed assets to be owned by Tower that will be installed and qualified for Tower processes at the Intel facility. The corridor is currently in the initial equipment procurement and installation phase and is not yet qualified for production.

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

For many years, the two basic functional technologies for semiconductor products have been digital and analog. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of end products such as digital still cameras, x-ray medical applications, flat panel displays, personal computers, cellular handsets, smartphone, telecommunications equipment, consumer applications, automotive and industrial products. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices which can process both analog and digital signals.

Integrating analog and digital components on a single, mixed-signal semiconductor enables the development of smaller, more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward more advanced process geometries. Numerous emerging applications require 3D integration, in particular, high precision wafer bonding. Challenges related to enhanced reliability, e.g., automotive products, dictate more stringent demands to the fabrication processes. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise, strong application specific experience and a comprehensive intellectual property portfolio. In addition, today’s analog market is driven strongly by growing sensitivity to environmental requirements, such as the conservation of energy and human well-being. Low power consumption is demonstrated in applications related to the systems enabled with Artificial Intelligence (AI) and edge computing using AI which allow for the analysis and filtering of data closer to the sensors such that only the relevant data is sent to the cloud. The AI edge devices are incorporated into products with sensors related to Internet of Things (IoT), in particular ASICs with embedded sensors, medical devices and applications focused on entertainment, infotainment and safety, which combine analog and digital technology.

Mixed-signal devices are an essential part of any front-end product, device and/or system. Our advanced analog CMOS process technologies have more features than standard analog CMOS process technologies and are well suited for higher performance or more highly integrated analog and mixed-signal semiconductors, such as high-speed analog-to-digital or digital-to-analog converters and mixed-signal semiconductors with integrated data converters. These process technologies generally incorporate higher density passive components, such as capacitors and resistors, as well as improved active components, such as native or low threshold voltage devices, and improved isolation techniques, into standard analog CMOS process technologies.

In recent years, silicon has also been used to control optical signals in silicon-photonics (SiPho) technology. This technology reduces the cost of assembling optical transceivers, which convert optical signals to electrical signals and vice versa, by providing a platform that integrates multiple functions on a single chip instead of requiring multiple discrete components. Such technology utilizes much of the same semiconductor equipment used to manufacture CMOS, benefiting from the extensive installed base and manufacturing efficiency.

The enormous costs associated with modern fabs, combined with the increasing demand for complex products, have created an expanding market for outsourced foundry process manufacturing services. Foundries can cost-effectively supply advanced process technology services to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dice on each wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced silicon photonics technologies, analog CMOS, specialized RF devices on SOI, radio frequency CMOS (RF CMOS), CMOS image sensors (CIS), non- imaging sensors of different types, high voltage CMOS, bipolar CMOS (BiCMOS), silicon germanium BiCMOS (SiGe BiCMOS), bipolar CMOS double-diffused metal oxide semiconductor (BCD), silicon photonics platforms, NVM technologies and special devices for AI technologies. Due to our extensive and diversified work in specialized process technologies, we have the required skills to provide quality and flexibility in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

MANUFACTURING PROCESSES AND SERVICES AND SPECIALIZED TECHNOLOGIES

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

Our customers are semiconductor fabless companies and semiconductor IDMs, and module integrators for AI and Data Centers as sole source or second source, and enable smooth integration of the semiconductor design and wafer processes. By doing so, we enable our customers to bring high-performance, highly integrated end products to market rapidly and cost effectively. We believe that our technological strengths and emphasis on customer service have allowed us to develop a unique position in large, high-growth specialized markets for silicon photonics in AI and Data Center communications, RF in smart phone, IoT and infrastructure communications, power management in industrial, automotive and consumer end markets and CMOS image sensors.

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

With our world-class engineering team, well established foundry process methodologies and vast experience, we offer state of the art factories for core bulk CMOS and specialized technologies such as RF SOI, silicon photonics, SiGe and MEMS, among others.

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

We continuously aim to expand our capacity and capacity flexibility among our different technologies.  To accomplish this, we invest in our facilities and acquire external capacity (such as Fab 10 and Fab 11 under the capacity corridor agreement with Intel) or through fab acquisitions, as we have done in the past, independently or through third-party collaboration and/or funding (including cash, equity or in-kind investment). We also offer from time to time a wide range of support services for the establishment of new semiconductor fabrication facilities or the ramp up of existing facilities owned by third parties, using our technological, operational and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights, all subject to definitive agreements underlying such projects.

We derived a significant amount of our revenues for the year ended December 31, 2024 from our target specialized technologies: RF CMOS, including RF SOI (RF CMOS on silicon-on-insulator), SiGe BiCMOS, silicon photonics, power ICs, discrete devices and CMOS image sensors. We are highly experienced in these technologies, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

SiGe BiCMOS for RF and High-Performance Analog

Our SiGe BiCMOS process technologies offer more features than RF CMOS or standard BiCMOS processes and are well suited for advanced RF and high-performance analog semiconductors, such as high-speed, low-noise front-end wireless components, optical and copper-wired networking components, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers, and low-noise amplifiers. These technologies generally incorporate silicon germanium bipolar transistors, which are formed by depositing a thin layer of silicon germanium within a CMOS process, to achieve higher speed, lower noise, and more efficient power performance than regular CMOS process technology. SiGe BiCMOS can achieve speeds equivalent to those demonstrated in standard RF CMOS processes that are two process generations smaller in line width. For example, a 0.18 micron SiGe BiCMOS process can achieve speeds comparable to a 90 nanometer RF CMOS process. This allows for the creation of analog products using larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard RF CMOS process technology. In addition, our SiGe technology supports high voltages not available in very advanced CMOS technology nodes. We have developed enhanced tool capabilities in collaboration with large semiconductor tool suppliers to achieve high-yield SiGe volumes. We believe this equipment and related process expertise position us as one of the few companies with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 micron SiGe BiCMOS technologies available in mass production and are adding a 65nm SiGe BiCMOS platform for our customers’ most advanced next-generation products.

Silicon Photonics (SiPho)

Our industry-leading silicon photonics platform targets AI, data center communications and other optical applications. The SiPho process complements our SiGe BiCMOS processes by offering a companion solution that integrates optical components in the expanding data communication market. This platform enables the integration of photodetectors, optical modulators, and other optical components, which were previously assembled in optical modules as discrete components and can now be integrated into a single die potentially lowering cost, reducing footprint and improving performance of advanced optical transceivers. We currently have a high-volume, production 200mm platform (PH18) that has benefited from AI-driven growth in optical interconnects, making it a leading SiPho platform in the 400Gb/s to 800Gb/s market. We have begun production of next-generation products targeting 1.6Tb/s and are developing and prototyping various advanced technologies aiming at 3.2T/s, as well as co-packaged optics (CPO) and integrated laser applications for the future. Additionally, we have recently released design kits for a 300mm version of our SiPho platform, which offers performance advantages and additional capacity.

RF CMOS

Many RF products today are built using RF CMOS technology on silicon-on-insulator (SOI) substrates (RFSOI). These RFSOI process technologies include devices optimized to deliver higher performance and improved isolation compared to those in bulk RFCMOS processes. We currently utilize RFSOI process technologies at 0.18 micron, 0.13 micron and 65 nanometer lithography nodes to fabricate various devices, including antenna switches with record figures of merit (FOM) and front-end modules, which are integral to state-of-the-art products, such as modern smartphones.

Power and Power Management ICs

Our power technologies are divided into low-voltage BCD offerings and high-voltage offerings, including 140V Resurf, 200V SOI, and 700V ultra-high voltage technologies. Our low-voltage BCD process technologies offer more features than advanced analog CMOS processes and are well-suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products, and audio amplifiers. These technologies generally incorporate higher voltage CMOS devices than advanced analog CMOS processes, such as 5V, 8V, 12V, 40V, and 60V (Breakdown Voltage) LDMOS devices, and in the case of BCD, bipolar devices integrated into an advanced analog CMOS process. We currently offer BCD technologies at 0.18 micron on 200mm wafers and 65 nanometer on 300mm wafers.

Our higher voltage technologies on 200mm wafers, which include 140V Resurf, 200V SOI, and 700V ultra-high voltage platforms, support applications such as gate drivers for discrete high-power transistors and the automotive, industrial, AC adapter, and lighting markets.

In addition, we have developed a unique NVM solution (Y-Flash) specifically for power and power management applications on our 0.18 micron and 65nm platforms. We have developed a series of Y-Flash-based modules of up to 16kbit, which have been integrated into various power management products for our customers. We have also introduced high-density single Poly silicon memory arrays from other intellectual property vendors into our CMOS process flows.

On our 300mm 65nm node, we offer two major BCD platforms based on 5V and 3.3V gate operating voltages, both supporting high voltage LDMOS devices, with up to 28V breakdown voltage.

CMOS Image Sensors

CMOS image sensors are ICs used to capture an image in a wide variety of consumer, medical, automotive and industrial market applications, including camera-equipped cell phones, digital still, video, security and surveillance cameras, industrial and inspection cameras, medical X-ray and automotive cameras and LiDARs. Our process technologies assure consistently high performance of the integrated sensor through wafer-level characterization. Our CMOS image sensor processes have demonstrated superior optical characteristics, excellent spectral response, small pixel sizes for high resolution, high dynamic range and sensitivity. The ultra-low dark current, high efficiency and wide spectral response of our pixels enable faithful color reproduction and acute detail definition.

We are currently actively involved in the high-end sensor and applications specific markets, which include applications such as high-end video, high end photography, industrial machine vision, dental x-ray, medical x-ray, automotive sensors, security sensors and time of flight (ToF) three dimensional sensors for entertainment, commercial and industrial applications, as well as image sensors with record frame rates for registration of ultra-fast processes.

We gained market potential using CMOS process technology for a digital camera-on-a-chip, which integrates a CMOS image sensor, filters and digital circuitry. Upon entering the CMOS image sensor foundry business, we utilized research and development work that had been ongoing since 1993. Our services include a broad range of turnkey solutions and services, including silicon proven pixels portfolio, optical characterization of a CMOS process, an innovative patented stitching manufacturing technology for large sensors, up to a one die per 300mm wafer and prototype packaging. The CMOS image sensors that we manufacture include 180nm on 200mm wafers and 65nm on 300mm wafers, with pixel sizes down to 1.25 micron on backside illumination (BSI) technology, delivering outstanding image quality for a broad spectrum of digital imaging applications.

Specifically, our CIS portfolio includes pixels ranging from 1.12 micron up to 150 microns, all developed by us. We provide both rolling shutter and global shutter pixels. The latter are used mainly in the industrial sensor and in the three-dimensional sensor markets. Our advanced technology used in CMOS image sensors enables improved performance such as low dark current, low noise, high well capacity, high quantum efficiency and high uniformity of pixels utilizing deep sub-micron process technologies, enabling us to offer very sophisticated and high-performance camera module solutions. Our state-of-the-art pixels are used in a variety of markets, such as the high-end machine vision cameras and the rapidly growing ToF 3D sensor market. In addition, our advanced global shutter technology and global shutter pixels, as small as 2.2um on BSI stacked wafer technology, enable excellent performance.

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

Our stitching technology, a cornerstone of our X-Ray sensors technology, enables semiconductor exposure tools to process single ultra-high-resolution CMOS image sensors containing tens of millions up to hundreds of millions of pixels at sensor sizes far larger than the photo exposure tool (scanner) field size.

This technology is used by us to offer large X-Ray sensors (up to one die per wafer) on 8” and 12” wafers as well as high-end large format photography and industrial sensors with special pixels that we have developed specifically for this market.

We have developed our next generation CMOS sensor technology, namely BSI and wafer stacking, which combines a digital CMOS wafer with an imager wafer that is then thinned for backside illumination (BSI) with billions of electrical Cu-Cu connections between the two wafers. We offer both BSI and stacking technologies in 200mm (in cooperation with a third-party that processes several steps of the BSI part of the process on our wafers, using our own developed BSI technology) and in 300mm in our own facilities at TPSCo. We augmented this technology with additional deep trenches (DTI) between pixels as well as a unique layer to enhance near infrared response.

We specially developed our near Infra-Red imaging technology and a series of spectrally sensitive image sensors, including proximity sensors and sensors sensitive in the UV range. In addition, we developed SPAD (Single Photon Avalanche Diodes) technology for dToF (direct Time of Flight) LIDAR (Light Detection and Ranging) applications in mobile devices, smart automotive Advanced Driver Assistance Systems (ADAS) and Autonomous Driving (AD) vehicles. We also further developed our stacked technology to support the stacking of a very advanced technology node CMOS wafer with a state-of-the-art SPAD imager, with pixel level electrical connections between the wafers.

MEMS and Displays

In the MEMS area, we utilize MEMS switch technology for fast RF antenna switching and accelerometers for various applications. The rapid growth of the VR headset and AR glasses markets has created a demand for high-resolution OLED small displays, which can only be manufactured on a silicon backplane. We have developed a highly competitive silicon backplane technology for the OLEDoS (OLED on Silicon) market, primarily targeting the VR market. Our offering includes a 5V-based platform with extended 8V native LDMOS ultra-low leakage transistors and highly dense capacitors. Due to the large size of these displays compared to regular CMOS dies, we believe that this market may grow substantially.

We continue to invest in technology that enhances performance and integration levels while reducing the cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, developing new passive elements, enhancing the analog performance and voltage handling capability of active devices, and integrating additional advanced features into our specialty CMOS processes.

CUSTOMERS, MARKETING AND SALES

Our marketing and sales strategy aims to further solidify our position as the leading foundry for high-value analog semiconductor solutions, by increasing our market share with existing customers and expanding our global customer base. We have marketing, sales, design support engineers, field application engineers, and customer support personnel located in many countries worldwide. These individuals are selected for their industry experience, customer relationships, and understanding of the semiconductor marketplace.

Our sales cycle generally ranges from 9 to 24 months or longer for new customers and can be as short as 6 to 12 months for existing customers. The typical stages in the sales cycle process, from initial contact until production, are:

•	technical evaluation;

•	wafer design to our specifications, including integration of third-party intellectual property;

•	photomask–- design and order third-party photomasks;

•	silicon prototyping;

•	assembly and test;

•	validation and qualification; and

•	production.

The primary customers of our foundry and design services are fabless semiconductor companies and IDMs. Our customer base includes many leaders in the analog and mixed-signal industry, serving a variety of end market segments. A small portion of our wafer sales are made pursuant to long-term contracts with our customers, under which we agree to reserve capacity for certain purchasing commitments. For the year ended December 31, 2024, 13% of our revenues were generated from NTCJ, 27% of our revenues were derived from an additional four customers, each of which generated between 3% to 11% of our revenues, and the remaining 60% of our revenues were derived from many other smaller customers. For the year ended December 31, 2023, 14% of our revenues derived from NTCJ, and 30% of our revenues derived from an additional four customers, each of which generated between 3% to 9% of our revenues, and the remaining 56% of our revenues derived from many other smaller customers. For the year ended December 31, 2022, 14% of our revenues were generated from NTCJ, 33% of our revenues were derived from an additional five customers, each of which generated between 4% to 9% of our revenues, and the remaining 53% of our revenues derived from many other smaller customers.

The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2024	2023	2022
United States	42%	46%	49%
Japan	16%	17%	16%
Asia, excluding Japan	33%	27%	26%
Europe	9%	10%	9%
Total	100%	100%	100%

The semiconductor industry is historically characterized as highly cyclical, both seasonally and over the long term. The market fluctuates over time, cycling through periods of weak demand, excess capacity, excess inventory, and price pressure, as well as periods of strong demand, full capacity utilization, and wafer shortages, which command higher selling prices.

We price our products on a per-wafer basis, taking into account the unique value of our technology, its ability to enable customers to differentiate their products, the complexity of the technology, prevailing market conditions, volume forecasts, the strength and history of our relationships with the customer and our current capacity utilization. Most customers typically place purchase orders two to six months before shipment.

To promote our products, technology offerings and services, we publish press releases, articles, technology journals and white papers. In addition, we present and participate in panel sessions at industry conferences, hold a variety of regional and international technology seminars, and exhibit at various industry trade shows. We regularly discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and existing customers, as well as industry and research analysts.

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wired and wireless high-speed communications, consumer applications, automotive, medical, security, and industrial applications. We sell wafers for a wide range of markets, including high-performance applications such as antenna switches, transceivers and power management circuits for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers, and drivers for consumer applications; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers (SerDes) and silicon photonics ICs (PICs) for fiber optic transceivers; high-end video cameras, dental and medical x-ray vision, industrial cameras, focal plane arrays for imaging applications; controllers for power amplifiers and switching chips in cellular phones; and wireline interfaces for switches, routers and magnetic field sensors.

COMPETITION

The competitive dynamics within the global semiconductor foundry industry are subject to change as companies expand their technology portfolios, enter new markets, or adjust their strategic focus. This industry is technology-driven, with constant advancements in capacity equipment, technology processes, materials, and design methodologies. We compete most directly in the specialty segment with foundries such as GlobalFoundries (mainly in the RF business), Vanguard Semiconductor, DongBu, X-Fab, and Hua Hong Semiconductor. We also compete in some areas with pure-play advanced technology node-driven foundry service providers such as Taiwan Semiconductor Manufacturing Corporation (TSMC), United Microelectronics Corporation (UMC), and Semiconductor Manufacturing International Corp. (SMIC). These three pure-play semiconductor foundries primarily compete against one another and focus on 12-inch deep-submicron CMOS processing, though they each also have technology and capacity for specialty process technologies.

The rest of the foundry industry, including existing Chinese, Korean and Malaysian foundries, generally target either industry-standard 8-inch CMOS processing or specialty process technologies. Most competitors, particularly those based in the Asia-Pacific region, benefit from their proximity to key markets and, in some cases, from local government incentives and the integrated design and manufacturing ecosystems prevalent in these areas. However, global efforts to diversify semiconductor manufacturing bases are beginning to challenge this dynamic, signaling a shift towards a more geographically dispersed competitive landscape.

Geopolitical factors and trade policies can significantly impact the semiconductor industry. Restrictions, trade tensions, and policies promoting domestic employment and wafer manufacturing can influence foundries’ financials, business operations, and competitive positioning.

The principal elements of competition in the wafer foundry market are:

•	technology offering and future roadmap based on research and development capabilities and access to intellectual property;

•	devices performance;

•	product development kits (PDKs) with accurate modeling.

•	system level technical expertise;

•	customer technical support;

•	design services;

•	operational performance;

•	quality systems;

•	wafer quality;

•	operational yields;

•	pricing;

•	strategic customer relationships;

•	capacity availability; and

•	stability and reliability of supply.

Some of our competitors, particularly the advanced pure-play technology node-driven foundry service providers, have greater capacity, may have greater scope and/or greater research and development resources, a better cost structure, and greater financial, marketing and other resources. As a result, these companies may be able to compete more aggressively and over a longer period than us.

We aim to compete primarily on the basis of advanced specialty analog/mixed-signal technology, research and development, breadth of process offerings, production quality, technical support, and our design and engineering services. Our highly differentiated specialty offering and proven track record in analog/mixed-signal markets enable us to effectively compete with larger foundry service providers.

Some semiconductor companies have advanced their CMOS designs, including mixed-signal to 28 nanometers and below. These smaller geometries may offer customers performance and integration features that are comparable to or exceed those offered by our specialty process technologies and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes, and some of our potential and existing customers could elect to design these advanced CMOS processes into their next-generation products. We are not currently capable, nor do our current plans include any technology or operations using CMOS processes at such smaller geometries.

WAFER FOUNDRY SERVICES

The wafer foundry service mode of work is an intricate process that consists of constructing layers of conducting and insulating materials on raw wafers in intricate patterns. This requires hundreds of interrelated steps performed on different types of equipment, and each step must be completed with extreme accuracy to achieve the required device performance metrics. The process can be summarized as follows:

Circuit Design. This process begins when a fabless company or IDM designs (or engages a third party or us to design) the layout of a device’s components and designates the interconnections between each component. The result is a pattern of components and connections that defines the function of the end product. After the product design is completed, foundries provide processing services for these companies’ device designs.

Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask, which serves as the blueprint for each specific layer of the semiconductor wafer. We engage external mask shops for the manufacture of these masks.

Wafer Processing. This involves a series of processes in which photosensitive material is deposited on the wafer and exposed to light through a mask, including hundreds of steps (moves) per wafer, such as photolithography, oxidation, etching, stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing, and thermal processing. The final step is wafer probing, which involves inspection of each unit in order to identify those that are operable for assembly. Customers often use third-party service providers for the performance of wafer probing.

Assembly and Test. In this phase, the wafers are transferred to assembly and test facilities. During the assembly process, each wafer is cut into dies, or individual semiconductors, and tested. Defective dies are discarded, while good dies are packaged and assembled. Assembly protects the product, facilitates its integration into the target systems, and enables heat dissipation. Following assembly, the functionality, voltage, current and timing of each product are tested. After testing, the completed product is shipped either to our customer or to their customer’s printed circuit board manufacturing facility. Our customers often use third-party service providers for the performance of wafer assembly and testing, and to a smaller extent, part of such process may be performed independently by us.

RAW MATERIALS

Our processes utilize various raw materials, including silicon wafers, chemicals, gases, and different types of metal targets. Although most of our raw materials are available from multiple suppliers, certain materials are purchased from sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliable delivery times, and to maintain multiple sources for each raw material whenever feasible in order that a quality or delivery issue with any one vendor will not adversely affect our operations. We may establish long-term supply agreements with our vendors where necessary or beneficial to Tower.

Our general inventory policy is to maintain sufficient stock of each principal raw material to meet operational needs and rolling forecasts of near-term customer requirements. In addition, we have agreements with some material suppliers under which they reserve certain levels of inventory in their warehouses for our use. We typically work with our vendors to plan our raw material requirements on a monthly basis, with pricing generally set on an annual basis. The actual purchase price is generally determined based on prevailing market conditions. Although we have not experienced any shortage of raw materials that had a material effect on our operations, and current supplies of raw materials we use are adequate, shortages could occur in various critical materials due to supply interruptions or increased industry demand.

The most important raw material we use is the silicon wafer, which is our basic raw material. We have historically obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers, and based on these long-term relationships, we believe that these major suppliers will make their best efforts to meet our demand.

In addition, certain materials are purchased from sole-sourced vendors under pre-committed volume contracts for specified pre-defined quantities that must be purchased on a monthly, quarterly or annual basis. If such predefined quantities are not required for production when purchased, it may result in excess payment and/or expense write-offs in our financial statements, which may adversely impact our financial results. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— “If we are unable to purchase equipment and/or raw materials and other supplies, or there are delays in the delivery thereof, we may face delays or a temporary halt in operations or other problems. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write such purchases off, which may adversely impact our financial results.”

RESEARCH AND DEVELOPMENT

Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce to production advanced process technologies that meet our customers’ needs. Our process development strategy relies on CMOS process platforms that we either license and transfer from third parties or develop ourselves.

From time to time, at a customer’s request, we develop a specialty process module, which in accordance with the applicable agreement, may be used exclusively for that customer or added to our process offerings. Such developments are common across all of our specialty process technologies noted above.

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases with the partial participation of the Government of the State of Israel through the Israeli Innovation Authority (the “IIA”) (formerly, the Israeli Office of the Chief Scientist), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984) (the “Innovation Law”) and related regulations and guidelines.  The terms of the IIA grants and the Innovation Law impose significant restrictions on the transfer of the manufacturing of products developed with IIA support outside Israel (except to the extent that the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel) and on the transfer (including by way of license) of IIA-funded technologies to third parties outside Israel. For example, the transfer of manufacturing or manufacturing rights of IIA funded products outside of Israel (except for the transfer of up to 10% of the manufacturing capacity in the aggregate which requires only a notice to the IIA), requires the prior approval of the IIA, which approval, if received, would generally result in the payment of increased royalties, up to  three times the grant(s) amount, depending on the portion of manufacturing performed outside of Israel, plus accrued interest, and the applicable royalty repayment rate could increase.  In addition, the transfer or license of IIA-funded technologies to third parties outside Israel requires the prior approval of the IIA, which approval is generally contingent on payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the grant(s) amount (less paid royalties, if any, and depreciation, but no less than the total amount of grants actually received by us), plus accrued interest.

In addition to the above, we may be required to obtain export licenses before exporting certain technology or products to third parties and may be required to comply with Israeli, U.S. and other foreign export regulations, as may be applicable.

Our research and development activities seek to upgrade and improve our technologies and processes. We maintain a central research and development team primarily responsible for developing cost-effective technologies to meet our customers’ needs. A substantial portion of our research and development activities are conducted in collaboration with our customers and equipment vendors. Due to the rapid technological changes in the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications. For information regarding risks relating to development of technology processes and services, see “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.”

Research and development expenses for the years ended December 31, 2024, 2023 and 2022 were $79.4 million, $79.8 million and $83.9 million, respectively, net of government participation of $0.3 million, $0.5 million and $0.3 million, respectively. As of December 31, 2024, we employed 430 professionals in our research and development departments, 52 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku Japan, we also maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights related to our production processes. To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents for our intellectual property.

As of December 31, 2024, we held 272 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Mentor Graphics and others, under which we have obtained rights to additional technologies and intellectual property.

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

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patents and other intellectual property rights. Like many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote substantial management resources in defending such claims.

To partially mitigate the risk of patent litigation, we entered into License on Transfer (LOT) agreements with three leading companies in the semiconductor industry. These agreements provide protection against patent infringement claims from non-practicing entities (NPEs), ensuring that any patents transferred by these industry leaders to such entities cannot be asserted against us.

DESIGN ENABLEMENT

To better serve our customers’ design needs using our specialty foundry technologies, we have entered into agreements with leading providers of physical design libraries, mixed-signal and non-volatile memory design components. These components, such as standard cells, interface input-output (I/O) cells, software compilers for on-chip embedded memory arrays, mixed-signal and non-volatile memory design blocks, device modeling, and automated design verification, are basic design building blocks. For optimal performance, all of these components must be customized to work with our operational processes. These pre-validated components may be incorporated into specific aspects of our customers’ chip designs.

We interact closely with customers throughout the design development and prototyping process to assist them in the development of high-performance, low-power consumption semiconductor designs and reducing their final die cost through die size reductions and integration. We provide engineering support and services, as well as operational process support, to accelerate our customers’ design and qualification process so that our customers can achieve faster time to market. We collaborate with Cadence Design Systems, Inc., Synopsys, Inc., Siemens EDA, Keysight Technologies and other suppliers of design automation tools, and license standard cells, I/O and memory technologies from ARM, Synopsys, Inc., and other leading providers of physical intellectual property components. Through these relationships, we enable our customers to simulate the behavior of their design in our processes using standard design automation tools.

The applications for which our specialty process technologies are targeted present challenges that require extensive simulation models and design verification tools. We provide these models as an integral part of our design enablement platform, embedded within a software package called the Process Design Kit (PDK). At the initial design stage, our customers’ internal design teams use the proprietary PDK that we have developed to design products that can be successfully and cost-effectively used with our specialty process technologies. These PDKs allow our customers to quickly simulate the performance of a semiconductor design with our processes, enabling them to refine their product design to ensure alignment with our processes. Our device engineers, who have significant experience with analog and mixed-signal semiconductor design and operations, work closely with our customers’ design teams to provide design advice and help them optimize their designs for our processes and their performance requirements.

After the initial design phase, we offer a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this service, we schedule periodic multi-project wafer runs in which we collect several customers’ designs into a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. Our design enablement team helps customers accelerate the design-to-silicon process and enhances first-time silicon success by providing them with the necessary design resources and capabilities, including accurate device models, rich PDKs, silicon-proven Electrostatic Discharge (ESD) protection structures and I/Os, special design rules per application and technical support. Our design support can assist in all or part of the design flow. Our in-depth knowledge of the fab and processes provides a substantive and competitive advantage for our customers, for example when time to market is critical (our design support reduces the number of required runs) or when implementing designs that reach technology boundaries. Additionally, our IP and design services can help alleviate some of the challenges that our customers face, providing the specific skills and expertise critical for quick and successful implementation of their design in our fabs.

We believe that our circuit design expertise and our ability to accelerate our customers’ design cycle while reducing their design costs represent one of our notable competitive strengths.

JAZZ SEMICONDUCTOR TRUSTED FOUNDRY

For purposes of our U.S. aerospace and defense business, Tower and Tower NPB have worked with the Defense Counterintelligence Security Agency of the United States Department of Defense (“DCSA”) to mitigate concerns about foreign ownership, control or influence over the operations in Fab 3. To protect against potential unauthorized access to trusted and classified materials and information, Jazz Semiconductor Trusted Foundry (“JSTF”) was established as a subsidiary of Newport Fab LLC, which is directly held by NPB Co., and the possession of trusted and classified information is restricted to JSTF. JSTF maintains facility security clearance (which is currently limited but may be remediated) and Trusted Foundry accreditation status.

C. ORGANIZATIONAL STRUCTURE

The legal name of our company is Tower Semiconductor Ltd. Tower was incorporated under the laws of the State of Israel in 1993.

Tower directly operates our Fab 2 facility in Israel.

Tower’s wholly-owned subsidiary, US Holdings Inc., owns all of the shares of Tower Semiconductor NPB Holdings, Inc., which owns all of the shares of Tower Semiconductor Newport Beach, Inc. (all three companies are incorporated in Delaware), which operates our Fab 3 facility located in Newport Beach, California.

Tower holds a 51% equity stake in Tower Partners Semiconductor Co., Ltd., incorporated in Japan (Nuvoton Technology Corporation Japan holds the remaining 49% stake), which operates the Uozo E and Tonami CD fabs located in Japan.

Tower’s wholly-owned subsidiary, Tower US Holdings Inc., also owns all of the shares of Tower Semiconductor San Antonio, Inc., incorporated in Delaware, which operates our Fab 9 facility located in San Antonio, Texas, US.  In addition, Tower will have access to a 300mm capacity corridor at Intel’s facility in New Mexico, the United States, after the necessary equipment is purchased and installed and the corridor is qualified for production.

Tower’s wholly-owned subsidiary, Tower Semiconductor Italy S.r.l., incorporated in Italy, shares capacity with ST in a 300mm facility owned by ST located in Agrate, Italy.

D. PROPERTY, PLANTS AND EQUIPMENT

WAFER FOUNDRY FACILITIES

We process semiconductor wafers at six facilities: Fab 2 facility in Israel, Fab 3 in Newport Beach, California in the U.S., TPSCo’s two fabs (Uozo E and Tonami CD) in Japan, Fab 9 in San Antonio, Texas, USA, and TSIT’s Fab10 in Agrate, Italy, in which we share capacity with ST in a 300mm fabrication facility established by ST. In addition, under an agreement we entered into in September 2023, Tower has access to a 300mm capacity corridor at Intel’s facility in New Mexico, U.S., referred to as Fab 11, for which the necessary equipment is being ordered, and once fully installed, it will be qualified for production.

The capacity in each of our facilities at any particular time varies based on the combination of the processes being used and the wafer mix being processed at such time. Therefore, capacity may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of processes in use in order to respond to changing customer needs and to maximize utilization of the fab. In general, capacity increases have been achieved through the addition of equipment, improvement in equipment utilization, and the reconfiguration and expansion of existing clean room areas.

Capital expenditures in 2024 and 2023 were $432 million and $432 million, respectively, net of proceeds from sale of equipment and fixed assets of $5 million and $12 million, respectively.

Fab 1

We acquired our Fab 1 facility in Migdal Haemek, Israel, from National Semiconductor in 1993, which had operated the facility since 1986. We occupy the facility under a long-term lease from the Israel Lands Authority which expires in 2032 During the first quarter of 2025, in response to anticipated changes in market dynamics and customer demand, we discontinued the lower-margin legacy 150mm process flows, ceased operations in Fab 1 and consolidated certain strategic flows into Fab 2, also located in Israel, in order to streamline our production processes and enhance our overall efficiency. The Fab 1 facility includes an approximately 51,900 square foot area capable of being used as a special “clean room.” Fab 1 supported geometries ranging from 1.0 micron to 0.35 micron.

Fab 2

In 2003, we commenced operations in Fab 2, also located in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF SOI, power platforms and mixed-signal technologies. The overall clean room area in Fab 2 is approximately 100,000 square feet. We have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technological advancement and capacity expansion.  The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049.

Fab 3

NPB Co.’s facility, Fab 3, is located in Newport Beach, California. Fab 3 supports geometries ranging from 0.80 to 0.13-micron. The facility comprises 320,000 square feet, including 120,000 square feet of overall clean room area.

NPB Co. leases its facility under a lease agreement that was initially in effect until March 2022, and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five-year period, which NPB Co. exercised, extending the lease through March 2027. Under the lease agreement as currently in effect, (i) NPB Co. pays fixed base rent and certain expenses incurred by the landlord in respect of the leased premises, including property taxes, building insurance and common area maintenance; and (ii) the lease agreement includes certain obligations of the parties, including certain noise abatement actions, in relation to the facility. The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has sought a judicial declaration that NPB Co. has committed a material non-curable breach of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims.

In the absence of an agreement to acquire the property or an extension of the lease agreement beyond March 2027, alternative solutions would need to be implemented to meet customer demand for capacity at Fab 3, including through cross qualification of process technologies at our other fabs.  To that end, we would need to invest significant amounts to acquire process equipment tools to increase the capacity and capabilities in certain of our other fabs, primarily Fab 2, Fab 7 and Fab 9, for certain of our technologies that currently are processed by Fab 3, such as SiGe and SiPho, aiming to qualify the required tools and technologies in such fabs prior to the end of the Fab 3 lease.  See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to the Fab 3 lease could harm our business, operations and financial results.”

Uozu E Tonami CD and Arai E Fabs

In 2014, we acquired a 51% equity stake in TPSCo, a company initially formed by Panasonic Corporation to provide foundry wafer services to Panasonic and other third-party customers, using three factories (Uozu E, Tonami CD and Arai E) located in Hokuriku, Japan, established by Panasonic. Pursuant to the transaction, Panasonic transferred its capacity tools (8 inch and 12 inch) at these three fabs to TPSCo. These fabs support geometrics down to 65 nanometer. The fabs’ land and buildings are leased by PSCS (now named NTCJ) to TPSCo, under a long-term capital lease, with a term until March 2032. As part of the TPSCo agreements, at the request of Panasonic (through PSCS; since 2020, named NTCJ), the operations in Japan were reorganized and restructured such that the Arai factory, which solely supported NTCJ and did not serve Tower or TPSCo’s foundry customers, ceased operations effective July 2022. The Uozu and Tonami facilities remain unchanged.

An earthquake in January 2024 caused temporary disruptions at the Uozu and Tonami facilities, but operations have since fully recovered.

Fab 9

During 2016, we acquired Fab 9 located in San Antonio Texas, U.S. from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly-owned U.S. subsidiary, Tower SA. Fab 9 supports process geometries ranging from 0.18 to 0.8 micron for the processing of products using CMOS and analog based technologies. Under the terms of the acquisition agreement, until the termination or expiration of the supply agreement entered into between Maxim and Tower SA, Maxim has a right of first offer to re-purchase Fab 9 in the event Tower or any of its subsidiaries sell, transfer, dispose of, cease the operations of, close, transfer or relocate Fab 9, or if Tower or its operations at Fab 9 become subject to a petition of bankruptcy or liquidation.

Fab 10

In June 2021, we entered into an agreement with ST to share, under a collaborative arrangement, a 300mm facility being constructed by ST in Agrate, Italy, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. TSIT and ST share the cleanroom space and facility infrastructure, and TSIT has the right to use one-third of the installed capacity for its foundry customers, which we refer to as “Fab 10.”  As part of the qualification and ramp-up process, TSIT acquired and installed certain of its own equipment in the Agrate facility and developed certain processes and technologies. The comprehensive qualification process was completed during the fourth quarter of 2024, following which volume production and operations, which are managed by ST, commenced.

Fab 11

In September 2023, we entered into an agreement with Intel under which we will have access to a 300mm capacity corridor at Intel’s facility in New Mexico, U.S., which we refer to as “Fab 11.” The corridor is currently in the initial equipment procurement and installation phase and is not yet qualified for production.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND CERTIFICATIONS

We prioritize achieving and maintaining high quality standards. All our facilities are ISO 9001 certified, an international quality standard that provides guidance to achieve an effective quality management system. In addition, all our facilities are IATF16949 certified, a stringent automotive quality standard.

Our operations are subject to a variety of laws and governmental regulations relating to the use, storage, discharge and disposal of toxic or otherwise hazardous materials used in our processes. Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All of our facilities are ISO 14001 certified, an international standard that provides management guidance on how to achieve an effective environmental management system. Risks have been evaluated and mitigation plans are in place to prevent and control accidental spills and discharges. Procedures have also been established at all our locations to ensure that any such potential situations are properly addressed. Our environmental management system assists in evaluating compliance with applicable environmental laws and regulations and establishes loss prevention and control measures. In addition, our facilities are subject to strict regulations and periodic monitoring by governmental agencies.

For safety, all of our facilities are OHSAS/ISO 45001 certified, an international occupational health and safety standard that provides guidance to achieve an effective health and safety management system. Our health and safety standard management system assists in evaluating compliance with applicable health and safety laws and regulations and establishes preventative and control measures.

Our goal in implementing OHSAS 45001, ISO 14001, ISO 9001 and IATF16949 systems is to continually improve our environmental, health, safety, and quality management systems.

In addition, we are committed to an ESG program focused on social contribution and sustainability through different initiatives and activities. We have issued a dedicated report on our ESG policies, including our strategy and long-term plan.  We engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and our environment.

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

A. OPERATING RESULTS

OVERVIEW

We are a pure-play independent specialty foundry dedicated to providing wafers and engineering services based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own. We currently offer process technology geometries of 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers; and 90 nanometer, 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use our wafers in their end products, which are sold to and/or used in diverse markets, including consumer applications, personal computers, communications, handsets and smartphones, automotive, industrial, aerospace and medical devices. The technology platforms that we offer are focused on the mega trends of seamless connectivity, green everything and interactive smart systems.

For the year ended December 31, 2024, our revenues were derived from customers located around the globe, of which 42% were located in the United States, 16% in Japan, 33% in Asia (excluding Japan) and 9% in Europe, as compared to 46%, 17%, 27% and 10%, respectively, for the year ended December 31, 2023.

For the year ended December 31, 2024, 13% of our revenues were derived from NTCJ, 27% of our revenues were derived from an additional four customers, each comprising between 3% to 11% of our revenues, and the remaining 60% of our revenues were derived from many other smaller customers, as compared to 14% derived from NTCJ, 30% derived from an additional four customers, each comprising between 3% to 9% of our revenues, and the remaining 56% derived from many other smaller customers for the year ended December 31, 2023.

In order to attract and retain our customers, in 2024 and 2023, we made gross investments of $436 million and $445 million respectively, in property and equipment across our fabs in Israel, Italy, the United States and Japan.

KEY FACTORS AFFECTING OUR RESULTS

The following are key factors that impact our results of operations:

Ability to attract and retain customers.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry for over thirty years. We have built strong relationships with customers. Our consistent focus on providing high-quality, value-added services, including engineering and design support, has allowed us to attract customers that seek to work with a proven provider of foundry solutions. Our emphasis on close collaboration with customers and accelerating time-to-market and performance of their next-generation products has enabled us to maintain a high customer retention rate, while increasing the number of new customers and products.

We continuously aim to expand our capacity footprint and business by addressing the future needs of our existing customers and attracting new customers that will utilize our existing facilities, some of which have recently undergone further capacity expansion projects. Additionally, we seek to acquire external capacity through acquisitions of existing fabs or establishing new fabs, as we have done in the past, independently or through third-party collaborations, utilizing existing resources or additional funding (which may include cash, equity or in-kind investment). We also offer a wide range of support services for the establishment of new facilities or the ramp-up of existing facilities owned by third parties, using our technological, operational and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights.

Design wins with new and existing customers.

We work with our customers and potential customers to understand their product roadmaps and strategies. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where a customer has verified that our platform process meets its requirements and qualified our libraries and IPs for their products. The revenue generated from each design win can vary significantly. Our long-term sales expectations are based on forecasts from customers, internal estimates of customer demand, factoring in expected time to market for end-customer products incorporating our products and associated revenue potential, and internal estimates of overall demand based on historical trends.

Selling prices and operating costs.

Our gross and operating margin is influenced by various factors, including the market demand for semiconductor wafers, pricing changes, shipment volumes, new product introductions, changes in product mixes, changes in the purchase price of raw materials, including silicon starting material wafers and yields. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing operating costs and introducing new and higher value-add products. Newly introduced fabs are increasing our operating costs while selling price and manufacturing volume may not be sufficient to cover them entirely.  If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on our operating costs, our gross margin will decline.

Investment in capacity growth.

We have invested, and intend to continue to invest, in expanding our capacity, developing products to support our growth and expanding our infrastructure. For example, in 2021 we entered into an agreement with ST to share 300mm clean room space in Italy, for which we purchased a significant amount of equipment tools. In September 2023, we entered into an agreement with Intel under which Tower will have access to a 300mm capacity corridor at Intel’s facility in New Mexico, U.S. In accordance with the agreement, Tower is investing up to $300 million in equipment and other assets to be owned by Tower and installed and qualified for Tower processes at Intel’s facility. We continue to explore additional capacity opportunities and investments, which may require us to use a significant portion of our cash. We may want and/or need to raise additional funds for these investments by way of debt and/or equity offerings, which funds may not be available on reasonable terms, if at all, due to unfavorable capital market conditions, and may require consents that we may not be able to obtain. We plan to continue to invest in our capacity expansion initiatives and existing and new operational capabilities throughout the world through significant capital expenditure, and the return on these investments may be lower than we expect and these investments may significantly reduce our net profit and cash balance, and require us to raise additional funds by way of debt or equity offerings. In addition, as we invest in expanding our operations into new areas globally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher fixed costs and operating expenses, the potential impact of legal and regulatory developments, and high depreciation of fixed assets, all of which may reduce our profitability.

New Accounting Pronouncements

For recently issued accounting pronouncements, see Note 2X and Note 2Y to our annual financial statements included herein.

RESULTS OF OPERATIONS

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 22, 2024.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2024	2023
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	76.4	75.2
Gross profit	23.6	24.8
Research and development expense	5.5	5.6
Marketing, general and administrative expense	5.2	5.1
Restructuring gain from sale of machinery and equipment, net	--	(3.7)
Restructuring expense (income), net	(0.4)	1.3
Merger-contract termination fee, net	--	(22.0)
Operating profit	13.3	38.5
Financing income, net	3.5	2.1
Other income (expense), net	(1.7)	0.5
Profit before income tax	15.1	41.1
Income tax expense, net	(0.7)	(4.6)
Net profit	14.4	36.5
Net loss (profit) attributable to non-controlling interest	0.1	(0.1)
Net profit attributable to the Company	14.5%	36.4%

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues for the year ended December 31, 2024 amounted to $1,436.1 million, as compared to $1,422.7 million for the year ended December 31, 2023, reflecting a $13.4 million, or 1%, year over year revenue increase.

Cost of revenues for the year ended December 31, 2024 amounted to $1,096.7 million as compared to $1,069.2 million for the year ended December 31, 2023. The $27.5 million increase in cost of revenues reflects a 2.6% year over year cost increase, mainly due to higher depreciation and manufacturing costs.

Gross profit for the year ended December 31, 2024 amounted to $339.4 million as compared to $353.5 million for the year ended December 31, 2023. The $14.1 million decrease in gross profit resulted from the $27.5 million, or 2.6%, increase in cost of revenues, net of the $13.4 million, or 1%, increase in revenues, as described above.

Research and development expenses for the year ended December 31, 2024, amounted to $79.4 million, as compared to $79.8 million for the year ended December 31, 2023, reflecting less than a 0.5% decrease year over year.

Marketing, general and administrative expenses for the year ended December 31, 2024 amounted to $75.0 million, reflecting 5.2% of revenues, as compared to $72.5 million for the year ended December 31, 2023, reflecting 5.1% of revenues.

Restructuring gain from sale of machinery and equipment, net, for the year ended December 31, 2023 amounted to $52.2 million and resulted from the gain on sale of machinery and equipment, net, to third parties following the reorganization and restructuring of our Japan operations during 2022, as described in Note 13B(2) to our financial statements for the year ended December 31, 2024.

Restructuring income, net, for the year ended December 31, 2024 amounted to $6.3 million, as compared to $19.7 million restructuring expense, net, for the year ended December 31, 2023, resulting from the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 13B(2) to our financial statements for the year ended December 31, 2024.

Merger-contract termination fee, net, for the year ended December 31, 2023 amounted to $313.5 million, net of associated fees, and was paid to the Company by Intel following the announced termination of the merger agreement, as described in Note 1 to our financial statements for the year ended December 31, 2024. There was no merger-contract termination fee, net, for the year ended December 31, 2024

Operating profit for the year ended December 31, 2024 amounted to $191.3 million as compared to $547.3 million for the year ended December 31, 2023. The $356.0 million decrease in operating profit resulted mainly from the $313.5 million merger-contract termination fee, net, and the $52.2 million restructuring gain from the sale of machinery and equipment, net, recorded during the year ended December 31, 2023, as well as the $14.1 million decrease in gross profit for the year ended December 31, 2024, partially offset by the $26.0 million increase in restructuring income, net, as described above.

Financing income, net, for the year ended December 31, 2024 amounted to $50.8 million as compared to $30.5 million for the year ended December 31, 2023. The $20.3 million increase in financing income, net, is primarily due to higher interest income on increased bank deposits.

Other expense, net, for the year ended December 31, 2024, amounted to $24.7 million as compared to other income, net, of $7.0 million for the year ended December 31, 2023. Other income (expense), net, primarily includes non-recurring, non-operational items, such as gains from the sale of investments in privately held companies and gains (losses) from the sale of unused machinery and equipment.

Income tax expense, net, for the year ended December 31, 2024 amounted to $10.2 million as compared to $65.3 million for the year ended December 31, 2023. The $55.1 million decrease in income tax expense, net, is primarily due to a $367.4 million decrease in profit before income tax for the year ended December 31, 2024 as compared to the year ended December 31, 2023, which mainly resulted from the $313.5 million merger-contract termination fee, net included in operating profit for the year ended December 31, 2023, as described above.

Net profit for the year ended December 31, 2024 amounted to $207.2 million as compared to $519.5 million for the year ended December 31, 2023. The $312.3 million decrease in net profit is primarily due to the decrease in operating profit (in connection with the merger-contract termination fee received in 2023), partially offset by the decrease in income tax expense, net, described above.

Net loss attributable to non-controlling interest for the year ended December 31, 2024 amounted to $0.6 million as compared to net profit attributable to non-controlling interest of $1.0 million for the year ended December 31, 2023. The $1.6 million decrease resulted from a $3.4 million decrease in the net profit of TPSCo, in which we hold 51%.

Net profit attributable to the Company for the year ended December 31, 2024 amounted to $207.9 million as compared to $518.5 million for the year ended December 31, 2023. The $310.6 million decrease in net profit attributable to the Company is mainly due to the decrease in net profit of $312.3 million, offset by the $1.6 million decrease in net profit attributable to non-controlling interest, as described above.

Impact of Currency Fluctuations

We currently operate in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our operations in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY, NIS and Euro, revenues are denominated mainly in USD and JPY, and  cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range. During the year ended December 31, 2024, the USD appreciated against the JPY by 10.7%, as compared to 7.2% appreciation during the year ended December 31, 2023. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

The cost of the Company’s operations in USD in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. During the year ended December 31, 2024, the USD appreciated against the NIS by 0.6%, as compared to 3.1% appreciation during the year ended December 31, 2023.  Appreciation of the NIS may increase the costs, in USD terms, of the Israeli facility, such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure and maintain it within a pre-defined fixed range.

The cost of our operations in Italy in USD is influenced by changes in the USD-to-Euro exchange rate, with respect to expenses and costs that are denominated in Euro. During the year ended December 31, 2024, the USD depreciated against the Euro by 5.9%. This exposure is partially mitigated and maintained within a pre-defined fixed range through foreign currency cylinder and forward transactions which we are engaging in.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had an aggregate of $271.9 million in cash and cash equivalents, as compared to $260.7 million as of December 31, 2023. The main cash items during the year ended December 31, 2024 were as follows: $448.7 million, net, cash provided by operating activities; $431.7 million invested in property and equipment, net; $31.9 million proceeds from sales of short-term deposits and marketable securities, net; and $32.5 million debt repaid, net.

Short-term and long-term debt as presented in the balance sheet as of December 31, 2024 amounted to $48.4 million and $132.4 million, respectively, and includes loans, operating leases and capital leases.

Based on our current operations and expected short term growth, our cash generated from operations, our current and expected available lease lines with third-party leasing companies and our existing balance of cash and deposits, we have sufficient resources to meet our cash needs for operating activities and capital expenditures for our existing fabs, equipping the facility in Agrate, Italy and the capacity corridor at Intel’s New Mexico fab, as well as the repayment of our debt in the short term and long term.

If we execute an acquisition transaction(s), or a joint partnership or another large transaction to expand our capacity, including for the funding of equipment for further expansion of the facility established by ST in Agrate, Italy, acquiring leased assets and/or acquiring and/or establishing additional fabs and/or capacity through other capacity acquisition related transactions, we may utilize our current cash balance and deposits and/or may be required to secure additional financing, including by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that we would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount or on favorable terms. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— We may be required to obtain financing for capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, which we may not be able to obtain.”

Recent Financing Transactions

Capital Leases

Certain of our subsidiaries enter into capital lease agreements, from time to time, for machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. These lease agreements contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

In addition, TPSCo leases its facilities and buildings in Japan from NTCJ under a long-term capital lease, with a term until March 2032.

As of December 31, 2024 and 2023, the total outstanding capital lease liabilities for fixed assets were $73.5 million and $118.3 million, respectively, of which $24.8 million and $40.3 million, respectively, were included under current maturities of long-term debt. The available lease lines as of December 31, 2024 and 2023 were approximately $10 million and $45.0 million, respectively.

Loans from Japanese Financial Institutions

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $70 million as of December 31, 2024) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT Lease Co. Ltd. (the “2021 JPY Loan”). The 2021 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $22 million as of December 31, 2024) term loan (the “2023 JPY Loan”). The 2023 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan is secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In December 2024, TPSCo entered into an agreement with certain of its lenders to refinance the 2021 JPY Loan and 2023 JPY Loan with a new 14.5 billion JPY (approximately $92 million as of December 31, 2024) asset-based loan (the “2024 JPY Loan” and together with the 2021 JPY Loan and 2023 JPY Loan, the “JPY Loans”). As of December 31, 2024, 12.5 billion JPY (approximately $79 million) of the 2024 JPY Loan was drawn, of which 11.5 billion JPY (approximately $73 million) was used to repay part of the 2021 JPY Loan and 2023 JPY Loan, and 3 billion JPY (approximately $19.0 million) remained outstanding under the 2021 and 2023 JPY Loans. As a result, a total principal amount of 15.5 billion JPY (approximately $100 million) was outstanding under all of the JPY Loans as of December 31, 2024.

In accordance with the terms of the 2024 JPY Loan agreement, during the first half of 2025, (i) the 3 billion JPY (approximately $19 million) total principal amount, which remained outstanding as of December 31, 2024 under the 2021 JPY Loan and 2023 JPY Loan, is scheduled to be repaid, and (ii) an amount of 2 billion JPY (approximately $13 million), which remained available as of December 31, 2024 under the 2024 JPY Loan, is scheduled to be withdrawn.

The lenders under the 2024 JPY Loan are a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., and (iii) BOT Lease Co. Ltd. The 2024 JPY Loan carries a fixed interest rate of 2% per annum, with principal payable in seven semiannual payments from December 2027 to December 2030. The 2024 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities. The 2024 JPY Loan contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the 2024 JPY Loan are not guaranteed by Tower, NTCJ, or any of their affiliates. As of December 31, 2024, TPSCo maintained compliance with all of the financial covenants under the 2024 JPY Loan.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are related primarily to our foundry process by way of improvements, upgrades and development, and have been sponsored and funded by us, with some participation by the Israeli government through the IIA pursuant to the Innovation Law. Our research and development expenses for the years ended December 31, 2024, 2023 and 2022 were $79.4 million, $79.8 million and $83.9 million, respectively, net of government participation of $0.3 million, $0.5 million and $0.3 million, respectively.

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

There is a trend within the semiconductor industry toward ever-smaller features and growing wafer sizes. State-of-the-art digital fabs are currently supporting process geometries of down to 3-7 nanometers on 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger geometry products, and potential underutilization of fabs that are limited to these larger geometry products, which may result in reduced profitability of those associated fabs. However, our strategy to focus on differentiated specialty analog technologies, along with our deep applications knowledge, design enablement tools and customer technical support, enable a portion of our wafers to be charged at higher wafer selling prices as compared to “commoditized” standard products. We currently offer process geometries of (i) 0.18, 0.16, and 0.13 -micron on 200-mm wafers; and (ii) 65 nanometer on 300-mm wafers. We continue to invest in our portfolio of specialty process technologies and intellectual property (IP) to address the key product and system requirements of our customers, enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. We focus on markets driven by three industry mega-trends: “Green Everything”, “Wireless Everything”, and “Smart Everything”. Our target markets include Artificial Intelligence and Data Centers, the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications, consumer applications, automotive, medical and industrial markets. For example, we believe our SiGe and silicon photonic technology can provide speed, power and cost advantage over alternative technologies for high-speed optical transceivers used for data communication in data centers, artificial intelligence clusters and network infrastructure.  We also believe that RF- SOI and SiGe process technologies can provide performance and cost advantages over GaAs solutions in the realization of switches, low noise amplifiers, and power amplifiers for wireless handsets and smartphones. Our power management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. Our specialized CMOS image sensor platforms allow customers to fabricate ultra high sensitivity/low noise CIS products for operation in visible, near infra-red, ultra-violet and X-ray spectral ranges, and develop both ultra small-size cameras and large imagers occupying the whole surface of a 200mm or even a 300mm wafer. We also target the rapidly growing non-visual sensor markets by developing specialized sensors, in particular advanced integrated UV, gas and BioFET sensors. In addition, we target the display markets utilizing micro OLED on silicon, using our well established processes to create displays for the AR/VR growing market.

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

During recent years, we have accelerated our plans to expand our capacity, including through our recent agreement with Intel under which Tower will have access to a 300mm capacity corridor in Intel’s facility in New Mexico, U.S. We are focused on successfully integrating all of our fabs globally and increasing the utilization of our fabs, by attracting new customers and opportunities.

We seek to maintain capital efficiency by leveraging our operational model and ensuring cost-effectiveness. With a global capacity footprint, including seven fabs   in three continents, we are focused on sharing and applying best practices across the organization, to provide our customers with high quality solutions, along with the applications knowledge and technical support that allow them to benefit from a competitive edge in the market. Our geographical diversity allows us to perform an internal benchmark across global facilities to gain knowledge on work processes and methodologies, thereby ensuring that we maintain a high level of operations across all facilities at which we manufacture. Our global foothold also provides our customers with flexibility and business continuity in terms of maximum opportunity for capacity availability.

Over the last several years, we have been constantly looking to expand our presence in the global markets, penetrate new geographical areas, increase our served markets and expand our technology offering through business and development ventures.

This may also be accomplished through (i) establishment of new facilities with third party collaboration and/or funding, (ii) mergers and acquisitions with potential target facilities that may include a solid base of customer demand to fill the increase in capacity, and/or (iii) development of technologies that may expand our servable and/or available market potential, and increase our revenue, customer base and margins. Such transactions are also beneficial as they provide our customers with capacity diversification and opportunity for additional growth through access to increased capacity. We continuously evaluate potential acquisition opportunities and seek to secure additional capacity. Our current cash balance and deposits may be used to enable us to realize and execute on such opportunities, and we may require additional financing through, among others, debt (including convertible debt, bonds, notes or debentures) and/or equity issuances (including shares and warrants), in order to consummate such opportunities and/or fund our other operational and capital expenditure cash needs, as well as our strategy to expand our global footprint, capacity and capabilities. During 2024, we continued to increase our investments in property and equipment to expand the capacities and capabilities of our existing fabs, our shared fab in Italy, and our capacity corridor in the New Mexico fab and also initiated an investment plan of $350 million to create and/or increase capacity and capabilities for SiGe and SiPho in Fabs 2, 7 and 9.

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

Income Taxes

Our provision for income taxes is affected by income tax in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of our geographic locations with the use of acceptable allocation methodologies based upon our organizational structure, our operations and business mode of work, resulting in applicable taxable income attributable to each of the locations we operate in.

For the year ended December 31, 2024, the consolidated provision for income taxes was $10.2 million, as detailed in Note 18 to our financial statements.

In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate. As of December 31, 2024, the rules have been partially enacted in certain jurisdictions in which the Company operates, however they did not impact the Company financial statements, tax payments or liabilities. For all the periods ended December 31, 2024, the Company complied with the transitional safe harbor rules in each of its jurisdictions and it currently assumes that it will be able to postpone the application of the rules for periods that will commence after December 31, 2025.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 15, 2025:

Officer	Senior Management Name	Age	Title(s)
A	Russell C. Ellwanger	70
Chief Executive Officer and Director of Tower, and Chairman of the Board of Directors of its subsidiaries Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.

B	Dr. Marco Racanelli	58	President
C	Oren Shirazi	55	Chief Financial Officer, Senior Vice President of Finance
D	Rafi Mor	61	Chief Operating Officer
E	Dr. Avi Strum	62	Chief Technology Officer

	Director’s Name(*)	Age	Title
F	Amir Elstein	69	Chairman of the Board of Directors
G	Kalman Kaufman	79	Director
H	Dana Gross	57	Director
I	Ilan Flato	68	Director
J	Yoav Z. Chelouche	71	Director
K	Iris Avner	60	Director
L	Michal Vakrat Wolkin	53	Director
M	Avi Hasson	54	Director
N	Sagi Ben Moshe	45	Director
O	Carolin Seward	58	Director
______________
(*) Russell Ellwanger also serves as an ex-officio director; his information is included under Senior Management above.

Senior Management

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

Dr. Marco Racanelli has served as our President since November 2023. Prior to that, Dr. Racanelli served as Senior Vice President and General Manager of the Analog Business Unit from December 2018 and as the Newport Beach Site Manager from April 2014.  Dr. Racanelli serves as a board member of Tower Semiconductor Newport Beach, Inc. Prior to that, Dr. Racanelli served as Senior Vice President from June 2012 and General Manager, RF & High-Performance Analog Business Group and Aerospace & Defense Group from September 2008. Prior to that, Dr. Racanelli served as Vice President of Technology & Engineering, and Aerospace & Defense General Manager for Jazz Semiconductor. Prior to that, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor from 1996 in the area of technology development, where he helped establish industry leadership in SiGe and BiCMOS and MEMS technology and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe and SOI development for its Semiconductor Products Sector. Dr. Racanelli holds a Ph.D. and a M.Sc. degree in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. degree in Electrical Engineering from Lehigh University. Dr. Racanelli holds over 35 U.S. patents.

Oren Shirazi has served as our Chief Financial Officer and Senior VP Finance since November 2004. Mr. Shirazi serves as a board member of Tower Semiconductor Newport Beach, Inc. Mr. Shirazi joined us in October 1998, serving initially as vice controller and then as controller commencing in July 2000. Prior to joining us, Mr. Shirazi was employed as an audit manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). Mr. Shirazi holds an MBA degree from the Graduate School of Business of Haifa University with honors and a B.A. degree in economics and accounting from Haifa University.

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

Dr. Avi Strum has served as our Chief Technology Officer since November 2023, in addition to his role of Senior Vice President and General Manager of the Sensors and Displays Business Unit from 2018.  Dr. Strum has served as a member of the board of directors of TPSCo since 2019. Prior to that, Dr. Strum served as Vice President and General Manager of the Specialty Business Unit, Vice President of Europe Sales, Head of the Design Center in Netanya and Device and Integration Department Manager. Prior to joining Tower, Dr. Strum served as the President and COO of TransChip Inc. and from 1996 to 2001, he served in various positions with Intel Corp., both in Israel and the United States. From 1990 to 1996, Dr. Strum served as the R&D Manager of SCD and was in charge of all the Infrared Detectors development in SCD. Dr. Strum received his Ph.D. and B.Sc. degree in Electrical Engineering from the Technion–- Israel Institute of Technology.

Directors

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid-State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Kalman Kaufman has served as a director since 2005 and as chairman of the Corporate Governance and Nominating Committee since January 2018. From 1994 until 2005, Mr. Kaufman served as Corporate Vice President at Applied Materials.  Between 2010 and 2012, Mr. Kaufman served as Chairman of the Management Committee at Soltecture, a Berlin-based solar manufacturing company. From 1985 until 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and prior to that, he served as General Manager of Kulicke and Soffa Israel.  Mr. Kaufman currently serves as Chairman of the board of directors of Invisia Inc. and AgreeTech Inc., as well as a director at Blue Circle, an AI company.  Mr. Kalman is also Chair of the General Assembly of Kinneret Academic College and Chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion–- Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the Corporate Governance and Nominating Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross has served as the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as chief strategy officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions from 2021 until 2023, and previously served as its chief operating officer and chief financial officer from 2017 until 2021.  Mrs. Gross served as the chief financial officer of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the chief executive officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary) and chief financial officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors and audit committee of Playtika Holding Corp. since January 2022.  Mrs. Gross has also served on the board of directors and audit committee of SolarEdge Technologies, Inc. since July 2023, and as the chair of its compensation committee since November 2024.  Mrs. Gross previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel Aviv Stock Exchange (“TASE”) since January 2012. In addition, Mr. Flato has served as a board member of “Leumit” Medical Service since March 2025 and as an independent director, chairman of the Audit Committee and member of the compensation committee of HUB Cyber Security Ltd. (NASDAQ CM: HUBC) since April 2023.  Since 2011, Mr. Flato was previously a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking at United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Corporate Governance and Nominating Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & Chief Executive Officer of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd. (NASDAQ) and Malam-Team Ltd. (TASE).  Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE).  Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy Chief Executive Officer of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and as the chairperson of its Credit Committee since 2024.  Ms. Avner has served as a board member and chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016 and as chairperson of its Audit Committee and Nomination Committee since 2017.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Dr. Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the Corporate Governance and Nominating Committee since November 2020.  In 2023, Dr. Wolkin served as the Director of Global Battery Investments for General Motors.  Dr. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Dr. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Dr. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Dr. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Dr. Wolkin serves as a Professor and Head of the MBA program in Climate-Tech management since October 2024, as well as a lecturer in “Disruptive Innovation in Multinational Corporations” since 2021, at Reichman University.  Dr. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion–- Israel Institute of Technology in Israel in 1996 and a Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Dr. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Hasson serves as the chief executive officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners. Mr. Hasson previously served as a partner at Emerge, a leading early-stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, eCtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

Sagi Ben Moshe has served as a director since July 2024 and as a member of the Audit Committee since October 2024.  Mr. Ben Moshe has served as the founder and chief executive officer of Lumana since August 2021, a company developing an AI platform to analyze and manage visual data. Mr. Ben Moshe previously served as Chief Incubation Officer, Corporate Vice President and General Manager of Emerging Growth Incubation at Intel Corporation, as well as other roles at Intel Corporation from January 2012 until August 2021, including VP and GM of RealSense, VP and GM of Hardware Engineering, Senior VP of Sensing Technologies of Mobileye and GM of EyeC LIDAR and EyeC Radar. Mr. Ben Moshe was the Founder and served as chief executive officer of Invision Ltd. from January 2009 until January 2012.  Mr. Ben Moshe received his B.Sc. degree in Computer Science in 2007 and M.Sc. degree in Computer Science in 2010, both from the Technion–- Israel Institute of Technology.  In addition, Mr. Ben Moshe is a 2018 graduate of the Stanford Executive Program at Stanford University's School of Business.

Ms. Carolin Seward was appointed by our board of directors to serve as a director in December 2024, until the annual meeting of shareholders to be held in 2026, and has served as a member of the Compensation Committee since January 2025.  Ms. Seward has served as Vice President of Custom Silicon Sourcing and Operations at Google, for its Platforms and Devices Group, since April 2022.  Prior to her role at Google, Ms. Seward held several executive positions at Intel Corporation, including Vice President of Global Supply Chain, External Manufacturing Sourcing, Vice President of the Data Solutions Group, Customer Experience and Fulfillment, and Vice President of Capital Equipment Development, Technology Manufacturing Group.  Ms. Seward received her B.Sc. degree in Materials Engineering from San Jose State University and an M.BA. degree from Pepperdine University.

We are not party to, and are not aware of, any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

B. COMPENSATION

Under the Companies Law, a public company must have a compensation policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (i) a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a “personal interest” in the proposal (excluding abstaining votes) voted in favor of the proposal; or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two percent (2%) of the Company’s outstanding voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

Our current compensation policy for executive officers and directors, as approved by our shareholders in July 2023 and amended in July 2024, which amendment was approved by our shareholders in July 2024, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders (within the meaning of the Companies Law), including cash compensation, equity-based awards, indemnification and insurance, severance and other benefits. Our compensation policy is performance-based and is designed to align our officers’ and directors’ interests with those of our company and shareholders in order to enhance shareholder value. Our compensation policy allows us to provide incentives to senior management that reflect short-term, mid-term and long-term goals and performance, as well as motivate the achievement of company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

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

Compensation under our compensation policy may include: base salary; benefits and perquisites; performance-based cash bonuses and other bonuses (such as special bonuses for substantial achievements and sign-on bonuses); equity-based compensation; and retirement, termination and other arrangements. Our compensation policy aims to optimize the mix of fixed compensation and variable compensation in order to (among other things) appropriately incentivize office holders to meet our goals while considering our management of business risks and sets maximum ratios between the two types of compensation elements.

All compensation arrangements of officers and directors are required to be approved in the manner prescribed by applicable law (see details in Exhibit 2.1 to this annual report).

For the year ended December 31, 2024, we paid to all our directors and senior management whose names are specified in Item 6A and who served during the period, as a group, an aggregate of $6.73 million in salaries, fees, payments upon termination and bonuses (excluding employer cost, relocation related expenses and equity-based compensation, which are detailed below). In addition, the total employer cost for personal vehicles, relocation related expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits or expenses for such persons was approximately $1.26 million for the year ended December 31, 2024.

The following is a summary of the cost to the Company, including non-cash cost to the Company following the issuance of equity vehicles, as well as the Company’s required payments to tax authorities, social security and financial institutions (e.g pension and other institutions and funds), in connection with the terms of employment of our five most highly compensated officers and/or directors for the year ended December 31, 2024, which consist of the individuals listed as A, B, C, D and E in the table set forth in Item 6A above (collectively referred to herein as the “Covered Officers”).

The base salary of our executive officers is individually determined according to past performance, educational background, country of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer and prior salary and compensation arrangements, as well as comparative peer group analyses and our compensation policy. Base salary cost gross recorded by the Company for the compensation of Covered Officers A, B, C, D and E for the year ended December 31, 2024, amounted to $0.97 million, $0.55 million, $0.42 million, $0.36 million and $0.31 million, respectively. Executive officers are entitled to social and other benefits in accordance with applicable law, our policies and common practice. The cost of social and other benefits awarded to the Covered Officers A, B, C, D and E for the year ended December 31, 2024, amounted to $0.26 million, $0.13 million, $0.22 million, $0.20 million and $0.16 million, respectively. In addition, relocation and related reimbursement expenses awarded to Covered Officer A for the year ended December 31, 2024, amounted to $0.28 million. No relocation-related payments or accruals were made to any of the Covered Officers B, C, D and E during the year ended December 31, 2024.

Our policy is to award annual cash bonuses to executive officers, subject to the attainment of pre-determined annual measurable objectives, which are set in the first quarter of each year, and personal performance evaluation. In accordance with our compensation policy, the pre-defined annual bonus plans include measurable metrics and the weight (in percentage terms) of each metric as a portion of the annual measurable metrics, as well as a minimum threshold for achievement of corporate measurable metrics below which no portion of the pre-determined corporate measurable metrics component of the annual bonus will be awarded, and a portion of the annual bonus is based on performance evaluation, in accordance with our compensation policy and subject to applicable law. The bonus cost gross amounts paid by the Company for the compensation of the Covered Officers A, B, C, D and E during the year ended December 31, 2024, amounted to $1.65 million, $0.54 million, $0.47 million, $0.41 million and $0.25 million, respectively.

Equity based compensation for directors and officers is intended to be in the form of restricted share units (“RSUs”), performance-based stock units (“PSUs), options and/or other equity forms, in accordance with our equity-based compensation policies and programs in place from time to time and in accordance with our compensation policy. Equity-based compensation may be granted as an annual grant and/or from time to time, and is individually determined. Generally, equity awards shall not begin to vest before the end of the first year from the date of grant. We calculate the fair market value of equity-based compensation for officers and directors at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity-based compensation valuation model, when such award is duly approved in accordance with applicable law and amortize such value in our statements of operations over the applicable vesting schedule.  Total value of equity-based compensation awarded to the Covered Officers A, B, C, D and E and recorded for the year ended December 31, 2024 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2024 with respect to all equity-based grants awarded to the applicable Covered Officer), amounted to $9.50 million, $2.97 million, $2.39 million, $1.96 million and $1.44 million, respectively.

Under our compensation policy, we may grant our executive officers certain termination and retirement payments, including change of control-related compensation, contingent upon the termination of employment or resignation of the officer under certain circumstances as specified in such change of control provision, and subject to obtaining the applicable corporate approvals as required by law. In accordance with our compensation policy and the employment terms of our chief executive officer, upon termination of his employment, including upon a change of control, our chief executive officer may be eligible for a payment of twelve-monthly base salaries, and in the event of termination of his employment upon a change of control, he may also be entitled to acceleration of all unvested equity. In addition, under our compensation policy, upon a change of control, all other executive officers may be entitled to a payment in the amount of up to nine months’ base salary and acceleration of all unvested equity, and the chairman of the board of directors and other directors may be entitled to acceleration of all of their unvested equity. No such payment or accrual was made or earned during the year ended December 31, 2024.

Following approval of our shareholders at our annual general meeting held in July 2024 and consistent with our compensation policy, we pay each of our directors (other than our chief executive officer who also serves as a director, whose compensation is detailed above, and the chairman of our board of directors, whose compensation is detailed below) the following fees: (i) an annual fee of $75,000; (ii) an annual committee membership fee of between $6,000 to $10,000 (depending on the specific committee); and (iii) an additional annual fee to each committee chairperson of between $6,000 to $10,000 (depending on the specific committee), as well as reimbursement for reasonable travel and other expenses in accordance with our policies.

Our shareholders also approved at our 2004 annual general meeting the payment of an annual cash fee of $300,000 to the chairman of our board of directors (paid in monthly installments) and the award of time-based vesting RSUs in the value of $300,000 (which represented 7,380 RSUs granted in July 2024), which vest in three equal installments on each of the three anniversaries of the date of grant. If the service of the chairman of our board of directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary of the date of grant, all unvested RSUs shall be accelerated.

In addition, at our 2024 annual general meeting of shareholders, our shareholders approved the grant of annual equity awards to each of our directors (other than our chief executive officer and the chairman of our board of directors, whose compensation is detailed above) of time-based vesting RSUs in the value of $200,000 (which represented 4,920 time-based vesting RSUs granted in July 2024), which vest over a two-year period, with 50% vesting at the end of each of the two anniversaries of the date of grant. In the event any such director’s service is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary of the date of grant, (i) if the director has served on the board of directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the director has served on the board of directors for less than five years, 50% of all unvested RSUs shall be accelerated.

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

As of December 31, 2024, we had a total of approximately 1.41 million outstanding RSUs and PSUs which were awarded to our directors and Covered Officers under the 2013 Plan, of which approximately 0.70 million to our chief executive officer and approximately 0.015 million to the chairman of our board of directors.

At our 2024 annual general meeting, our shareholders approved, following the approval and recommendation of the Compensation Committee and Board of Directors, the award of the following equity grants to our chief executive officer: (a) an annual equity grant in the value of approximately $8.0 million, comprised of 40% time-based vesting RSUs and 60% PSUs (referred to as the “Base PSUs”); (b) additional equity grants in the form of additional PSUs (referred to as “Upside PSUs”), as follows: (i) Upside PSUs with a value of approximately $2.4 million (referred to as the “Upside PSUs Type 1”); and (ii) Upside PSUs with a value of approximately $1.6 million (referred to as the “Upside PSUs Type 2”). The time-based vesting RSUs vest over a three-year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant. The vesting of the Base PSUs was subject to the attainment of certain pre-defined financial performance metrics of net profit and cash from operations for the year ended December 31, 2024, as determined by the Compensation Committee and Board of Directors, weighted equally. The actual number of Base PSUs earned (subject to time-based vesting, as described below) was based on the Company’s performance relative to the pre-defined 2024 performance measures, and if the 2024 performance measures are met, the Base PSUs that are earned vest over a three year period, such that one third of the earned Base PSUs vest at the end of each year from the date of grant. The vesting of the Upside PSUs Type 1 was conditioned upon the Company’s actual financial performance in 2024 exceeding the pre-defined 2024 financial performance metrics for the vesting of the Base RSUs. Subject to meeting such condition, the Upside PSUs Type 1 earned shall be in proportion to the degree by which the pre-defined 2024 financial performance targets are exceeded in relation to a certain target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs Type 1 earned, vests over the three-year time-vesting schedule as detailed above for the Base PSUs. The vesting of the Upside PSUs Type 2 was conditioned upon the attainment of three pre-defined performance measures, as follows: (i) meeting two share price performance measures within one year of the Board approval of the grant of the Upside PSUs Type 2; and (ii) the Company’s actual financial performance in 2024 meeting or exceeding the pre-defined 2024 financial performance metrics for the vesting of the Base PSUs by certain pre-defined threshold targets, as determined by the Compensation Committee and Board of Directors. Subject to meeting these three conditions, all of the Upside PSUs Type 2 are earned, and if earned, vest over the three-year time-vesting schedule as detailed above for the Base PSUs.

Actual net profit for 2024 was $207.9 million and cash from operations for 2024 was $448.7 million. Since these 2024 actual financial results exceeded the pre-defined financial performance metrics for the vesting of the Base PSUs and Upside PSUs Type 1, the chief executive officer is entitled to all of the Base and Upside PSUs Type 1, which continue to be subject to the three-year-time-vesting schedule described above.  In addition, as the three conditions for the vesting of the Upside PSUs Type 2 detailed above were attained, the chief executive officer is entitled to all of the Upside PSUs Type 2, which continue to be subject to the three-year-time-vesting schedule described above. Accordingly, in accordance with the above referenced shareholder approval, we granted to the chief executive officer 78,366 RSUs, 117,549 Base PSUs, 58,774 Upside PSUs Type 1 and 38,790 Upside PSUs Type 2, subject to the time-vesting schedule as detailed above, for a total compensation value of approximately $11.9 million.

In addition, at our 2024 annual general meeting, our shareholders approved, following the approval of the Compensation Committee and Board of Directors, a long-term incentive PSU award to our chief executive officer, that provides him with the opportunity to earn 217,500 RSUs if a very ambitious share price of $80 per share is achieved within a five year period, calculated as an average of the share price during any consecutive 20 trading days during the five year performance period (subject to time-based vesting if the defined share price is met during the first three years following Board approval of the award on May 27, 2024 (the “Board Approval”), as detailed below). The value of the long-term incentive PSU award under the Equity Calculation Model (as defined in our compensation policy) was $4.5 million as of the date of the Board Approval. If the $80 share price (calculated as a 20 consecutive trading day average) is not achieved during the five-year period, but the Company’s share price reaches $75 or more at the end of the five-year performance period (calculated as an average of the closing share price for the last 20 trading days of such period), the PSU award will partially vest, at a ratio between 33% of the award to 100% of the award, depending on where the share price falls within the $75 and $80 range. The time-vesting component of this award applies if the performance goal is achieved within the first three years from the date of the Board Approval, as follows: (i) if the performance price is met during the first year following the Board Approval, two-thirds of the award will vest on the second anniversary of the Board Approval and the remaining one-third will vest on the third anniversary of the Board Approval, subject to the chief executive officer’s continued employment through each such vesting date; (ii) if the performance price is met during the second year following the Board Approval, one-third of the award will vest immediately, one-third will vest on the second anniversary of the Board Approval and the remaining one-third will vest on the third anniversary of the Board Approval, subject to the chief executive officer’s continued employment through each such vesting date; and (iii) if the performance price is met during the third year following the Board Approval, two-thirds of the award will vest immediately and the remaining one-third will vest on the third anniversary of the Board Approval, subject the chief executive officer’s continued employment through each such vesting date.  If the performance price is met during the fourth or fifth year following the Board Approval, the entire award will immediately fully vest.

Our compensation policy includes minimum shareholding guidelines (the “Minimum Holding”) pursuant to which: (i) the chief executive officer is required to own ordinary shares with a minimum value that equals at least three times his annual base salary, commencing May 2024; and (ii) the directors and other executive officers are required to own ordinary shares with a minimum value that equals at least 50% of their respective annual fee or annual base salary, as applicable, commencing July 2025. The chief executive officer and the other officers and directors have, five years from the date our board of directors approved their respective Minimum Holding to attain said Minimum Holding.  During such period and until they accumulate the applicable Minimum Holding, he/she must retain at least 20% of the shares issued upon the vesting of time-based vesting RSUs granted to him/her during such period.  As of December 31, 2024, our chief executive officer is in compliance with the applicable Minimum Holding requirement.

For further information concerning our employee equity plans and outstanding employee equity, see Note 14B to the consolidated financial statements included in this annual report.

C. BOARD PRACTICES

Board of Directors

Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members. Our Board of Directors is currently comprised of 11 directors. Our directors are elected by our shareholders by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at that meeting. Generally, our directors hold office until their successors are elected at the next annual general meeting of shareholders (or until any of their earlier resignation or removal in accordance with the Companies Law). In addition, our Articles of Association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, until the next annual general meeting of shareholders.

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. However, pursuant to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the “Relief Regulations”), an Israeli public company whose shares are dual listed on the TASE and certain foreign (non-Israeli) stock exchanges, including the NASDAQ Global Select Market, or are listed solely on a foreign (non-Israeli) securities exchange, may elect to exempt itself from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors if it meets both of the following conditions:

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

Audit Committee

Our audit committee currently consists of Mr. Yoav Z. Chelouche, Mr. Ilan Flato, Mr. Avi Hasson, Mrs. Iris Avner and Mr. Sagi Ben Moshe. Mr. Yoav Z. Chelouche serves as the audit committee chairman.

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

The Board of Directors has determined that all of the members of the audit committee meet the independence and financial knowledge requirements for audit committee service of the Nasdaq Listing Rules and the Exchange Act.  In addition, the Board of Directors has determined that Ilan Flato, Yoav Chelouche, Iris Avner and Avi Hasson meet the Nasdaq Listing Rules requirement regarding financial sophistication and that each of the above is an audit committee financial expert pursuant to the applicable SEC rules.

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

Compensation Committee

Our compensation committee is comprised of Mrs. Dana Gross, Mr. Ilan Flato, Mr. Avi Hasson and Ms. Carolin Seward. Mrs. Dana Gross serves as the compensation committee chairperson.

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

Compensation Committee role

Our board of directors adopted a compensation committee charter, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Companies Law, including the following:

•
recommending to the Board of Directors for its approval (i) a compensation policy for officers and directors, (ii) once every three years, approval of the compensation policy (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to assess the implementation of the compensation policy;

•
approving and exempting certain transactions relating to the terms of office and employment of office holders (within the meaning of the Companies Law), pursuant to the Companies Law and regulations thereunder; and

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

Our board of directors has adopted a corporate governance and nominating committee charter setting forth the responsibilities of the corporate governance and nominating committee, which include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•	reviewing and recommending to our board of directors the structure and members of committees of the board of directors;

•	assisting our board of directors in carrying out its responsibilities related to chief executive officer succession planning;

•	reviewing and overseeing our corporate governance practices and communication plans for shareholder meetings and to promote effective communication for shareholder meetings; and

•	overseeing our commitment to ESG matters and advising our board of directors on such matters.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor, who is recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (within the meaning of the Companies Law) or an interested party (i.e., a person who holds more than 5% of the Company’s outstanding shares or voting rights or who has the power to appoint a director or the general manager of the company) or a relative of an office holder or interested party, and may not be the company’s independent auditor or its representative. Oren Grupi of KPMG Israel serves as our internal auditor.

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

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2024	2023	2022
Process and product engineering, R&D and design	882	887	1,067
Operations	3,638	3,491	3,858
Operations support	625	544	410
Sales and marketing, finance & administration	214	293	278
Total	5,359	5,215	5,613

As of December 31, 2024, we had 1,480 employees located in Israel, 1,492 employees located in the United States, 2,352 employees located in Japan and 35 employees located in other countries in the Asia Pacific region and across Europe.

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

Under the special collective bargaining agreement to which we are party relating to our Israeli employees, we are required to pay funds to an employee’s insurance fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing his or her right to receive pension or giving the employee a lump sum payment upon retirement, under certain circumstances, if legally entitled, upon termination of employment. Tower’s Israeli employees pay an amount equal to 6% of his or her wages to the insurance fund or pension fund, and Tower pays an additional 14.83% to 15.83% of the employee’s wages to such funds. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by the employer without due cause. Under the special collective bargaining agreement, Section 14 to the Israeli Severance Pay Law, 5723-1963 applies to Tower, according to which the employer’s payments to severance pay is in lieu of payment of severance pay upon termination of employment. Therefore, the monthly payments as mentioned above constitute the entire required payments for severance pay, and we are not required to pay any additional severance upon termination of employment of our Israeli employees.

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

Most of TPSCo’s employees at its Japan fabs are represented by a union and covered by a collective bargaining agreement. TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees, through which TPSCo pays approximately 8% with employee average match of 1% from the employees’ base salary to the DC Plan. Such payment releases the employer from further obligation to any payments upon termination of employment. The payment is remitted either to third party benefit funds that are responsible for investing the funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan.

E. SHARE OWNERSHIP

As of March 31, 2025, no individual director or senior management beneficially owned (as defined in Rule 13d-3 under the Exchange Act) one percent or more of our ordinary shares and all directors and senior management in the aggregate beneficially owned 0.46% of our ordinary shares. As of March 31, 2025, our directors and senior management beneficially owned an aggregate of approximately 1.50 million RSUs and PSUs for our ordinary shares. For information regarding our equity-based incentive plans, see Note 14B to our consolidated financial statements included in this annual report.

F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of our ordinary shares by any person who is known to us to beneficially own 5% or more of our issued and outstanding ordinary shares as of March 31, 2025 is set forth below. The percentage of beneficial ownership of our ordinary shares is based on 111,756,623 ordinary shares issued and outstanding as of March 31, 2025.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
Menora Mivtachim Holdings Ltd.(2)	8,592,362	7.69%
Migdal Insurance & Financial Holdings Ltd.(3)	8,475,261	7.58%
Senvest Management, LLC (4)	8,059,407	7.21%
Phoenix Holdings Ltd.(5)	6,448,248	5.77%
Clal Insurance Enterprises Holdings Ltd.(6)	5,631,160	5.04%
Point72 Asset Management, L.P.(7)	5,616,207	5.03%

(1)
In accordance with the rules of the SEC, beneficial ownership includes the ordinary shares reported that the holder (i) has voting power or investment power over, and (ii) has the right to acquire beneficial ownership of within 60 days from March 31, 2025.

(2)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Menora Mivtachim Holdings Ltd., reflecting holdings as of March 31, 2025.

(3)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd., reflecting holdings as of March 31, 2025.

(4)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Senvest Management, LLC, reflecting holdings as of March 31, 2025.

(5)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Phoenix Holdings Ltd. reflecting holdings as of March 31, 2025.

(6)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd., reflecting holdings as of March 31, 2025.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed on February 13, 2025, by Point72 Asset Management, L.P. (“Point72 Asset Management”), Point72 Capital Advisors, Inc. (“Point72 Capital Advisors”) and Steven A. Cohen, according to which filing, (i) the ordinary shares of Tower are held by  certain investment funds managed by Point72 Asset Management; (ii) Point72 Capital Advisors is the general partner of Point72 Asset Management; and (iii) Mr. Steven A. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors.

Other than as disclosed in the table above, in Item 7A of our annual report on Form 20-F for each of the years ended December 31, 2022 and 2023, and other filings with the SEC, we are not aware of a significant change in the percentage ownership held by our major shareholders since January 1, 2022.

As of April 1, 2025, based on information provided to us by our transfer agent in the United States, there were a total of 12 holders of record of our ordinary shares, of which 8 were registered with addresses in the United States. Such U.S. record holders were, as of such date, the holders of record of approximately 70% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 70% of our outstanding ordinary shares as of such date, including those held for the benefit of the TASE clearing house as a member of Depository Trust Company).

B. RELATED PARTY TRANSACTIONS

Other than executive officer and director compensation, executive officer employment arrangements, equity-based compensation award agreements with officers and directors, indemnification and exculpation arrangements with officers and directors, and directors’ and officers’ liability insurance, as discussed elsewhere in this annual report, from the beginning of 2024 and through the date of the filing of this annual report with the SEC, we have not been and are not a party to any transactions in which any of our directors, executive officers or holders of 5% or more of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. For additional information, see Note 17 to the consolidated financial statements included herein.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18 – Financial Statements”.

Legal Proceedings

NPB Co. leases its facilities under an operational lease agreement that was initially in effect until March 2022 and provided NPB Co. an option, at its sole discretion, to extend the lease for an additional five-year period, which NPB Co. exercised, extending the lease through March 2027. In the amendment to the lease, NPB Co. (i) secured various contractual safeguards designed to limit and mitigate any adverse impact of the landlord’s construction activities being conducted adjacent to Fab 3 on its operations; and (ii) committed to certain obligations, including certain noise abatement actions, in relation to the facility.  The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that NPB Co. has committed a material non-curable breach of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. NPB Co. does not agree and is disputing these claims. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to the Fab 3 lease could harm our business, operations and financial results.”

Dividend Policy

We currently intend to use our future cash and earnings, along with our existing cash balance and deposits, to finance our growth and acquisition strategy, as well as capacity growth, our ongoing operations and our other business and operational needs, including the buildout of the Agrate facility, the $350 million capital expenditure required to support our SiPho and SiGe capability and capacity growth in Fabs 2, 7 and 9, and the planned investment of up to $300 million for equipment to be located in Intel’s Fab 11. Therefore, we do not anticipate paying dividends in the foreseeable future. We may, however, use our existing cash balance and/or future cash earnings to execute share repurchases. Our board of directors has sole discretion whether to pay dividends or adopt a share repurchase program. If our board of directors decides in the future to pay dividends or adopt a share repurchase program, the form, timing, frequency and amount will depend on several factors, including our future growth and acquisition strategy, as well as our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions, the trading price of our ordinary shares and other factors that our directors may deem relevant. The Companies Law and regulations thereunder impose conditions on our ability to declare and pay dividends and/or execute share repurchases.  See Exhibit 2.1 to this annual report “Description of Securities—Dividend and Liquidation Rights” for additional information. Payment of dividends and share repurchases may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Taxation” for additional information.

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2024, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Stock Market (on the NASDAQ Global Market through March 16, 2012, on the NASDAQ Capital Market from March 17, 2012 through September 6, 2012, and on the NASDAQ Global Select Market since that date) and on the TASE under the symbol “TSEM”.

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

2024 Annual General Meeting of Shareholders

Each of the proposals presented for approval at the 2024 Annual General Meeting of Shareholders of the Company held on July 31, 2024 (the “Meeting”) were approved by the requisite vote of the Company’s shareholders in accordance with the Companies Law and the Company’s articles of association, as described in the Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on June 20, 2024.  The percentage of shares represented at the Meeting that voted in favor of each proposal (excluding abstentions) is as follows (and with respect to Proposals 3, 4, 5, 6  and 7, the percentage is of the shares represented at the Meeting that voted in favor of the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the applicable proposal (excluding abstentions).  Proposal 1, to elect ten members to the Board of Directors of the Company to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected: Mr. Amir Elstein – approximately 96%; Mr. Russell Ellwanger – approximately 87%; Mr. Kalman Kaufman – approximately 95%; Ms. Dana Gross – approximately 96%; Mr. Ilan Flato – approximately 95%; Mr. Yoav Chelouche - approximately 95%; Ms. Iris Avner - approximately 98%; Ms. Michal Vakrat – approximately 98%; Mr. Avi Hasson – approximately 98%; Sagi Ben Moshe – approximately 89%. Proposal 2, to appoint Mr. Amir Elstein as the Chairman of the Company’s Board of Directors and approve the terms of his compensation in such capacity: approximately 80%. Proposal 3, to approve amendments to the Company’s compensation policy for directors and executive officers: approximately 73%. Proposal 4, to approve an increase in the annual base salary of the Company’s chief executive officer: approximately 86%.  Proposal 5, to approve the grant of an annual equity-based award to the Company’s Chief Executive Officer: approximately 68%.  Proposal 6, to approve the grant of a long-term incentive equity award to the Company’s Chief Executive Officer: approximately 81%. Proposal 7, to approve the grant of an annual equity-based award to each member of the Board of Directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger), approximately 73%.   Proposal 8, to approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in The Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2024, and for the period commencing January 1, 2025 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services: approximately 97%.

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

C. MATERIAL CONTRACTS

The Company and its subsidiaries have not been a party to any material contract, other than contracts entered into in the ordinary course of business or as otherwise described elsewhere in this Annual Report on Form 20-F, for the two years prior to the date of this Annual Report on Form 20-F.

For additional information regarding material contracts, see Notes 10, 11, 12, 13 and 14 to our consolidated financial statements for the year ended December 31, 2024 included in this annual report and the agreements described in this annual report under the caption “Item 5. Operating and Financial Review and Prospects–- B. Liquidity and Capital Resources.”

D. EXCHANGE CONTROLS

There are currently no Israeli government laws, decrees, regulations or other legislation that restrict or affect our import or export of capital, including the availability of cash and cash equivalents for use by us, or the remittance of dividends, interest or other payments to holders of our securities that are non-residents of Israel (provided that all taxes were paid or withheld), except under certain circumstances, for nationals of countries that are, or have been, in a state of war with Israel.

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

ISRAELI TAXATION

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax

Israeli companies are generally subject to statutory corporate income tax currently at the rate of 23%. However, the effective tax rate payable by Tower that derives income from a “Preferred Enterprise” (as further discussed below) may be considerably less.

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

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the statutory Israeli corporate income tax rate at a current rate of 23%.

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

On distributions of dividends other than a pro-rata distribution of bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations, we would be required to withhold income tax at the rate of 25% (or 30% if such shareholder is a “Substantial Shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date and the shares are not held through a nominee company). If the income out of which the dividend is being paid is attributable to a Benefited Enterprise or Preferred Enterprise or Preferred Technology Enterprise under the Investment Law, the tax rate is generally not more than 20%. A different rate may be provided pursuant to an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such a reduced tax rate or an exemption).

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

Tax Benefits under the 2011 Amendment and thereafter

An amendment to the Investment Law that became effective on January 1, 2011, generally referred to as the 2011 Amendment, made significant changes to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) will be eligible for reduced and flat corporate tax rates of 7.5% (currently, following the 2017 Amendment described below) or 16% in 2017 and thereafter, with the actual tax rates determined by the location of the enterprise in Israel. The location of Tower's facilities in Israel (also referred to as “Zone A”) entitles it to benefit from a tax rate of 7.5% on its Preferred Income. According to the 2011 Amendment, the tax incentives offered by the Investment Law are no longer dependent on minimum qualified investments nor on foreign ownership.

•	A company can enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of the enterprise’s investment in assets and/or equipment.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate or an exemption). However, if such dividends are paid to an Israeli company, no tax will be withheld.

As Tower’s facilities located in Israel qualify as a Preferred Enterprise, it is entitled to the 7.5% preferred tax rate described above with respect to its Preferred Income, and therefore, applies a 7.5% tax rate in determining its Israeli current tax provision, deferred tax assets and liabilities. Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the Israeli statutory corporate tax rate of 23%.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on its “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Tax Benefits under the 2021 Amendment

An amendment to the Investment Law that became effective on August 15, 2021, generally referred to as the 2021 Amendment, introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 and onwards. Generally, distribution of Trapped Earnings is resulting in corporate tax liability in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable (‘corporate tax claw-back’). Accordingly, the corporate income tax claw-back will apply to any dividend distribution, as long as the company has Trapped Earnings. As of December 31, 2024, Tower has no Trapped Earnings.

OECD’s BEPS Initiative

In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in  each jurisdiction in which they operate. As of December 31, 2024, the rules have been partially enacted in certain jurisdictions in which the Company operates, however they did not impact the Company financial statements, tax payments or liabilities. For all the periods ended December 31, 2024, the Company complied with the transitional safe harbor rules in each of its jurisdictions and it currently assumes that it will be able to postpone the application of the rules for periods that will commence after December 31, 2025.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such an individual is an Israeli resident or a non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 in 2023 and NIS 721,560 in 2024 and 2025), will be subject to an additional tax at the rate of 3% on any taxable income prior to January 1, 2025, and at the rate of 3% on active taxable income and 5%, on passive taxable income commencing January 1, 2025. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends.

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

This discussion also does not consider the tax treatment of persons or partnerships that hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax or any state or local tax.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions Paid on the Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Companies” below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

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

Dividends paid by a foreign corporation will not qualify for the reduced rates, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year (see “Passive Foreign Investment Companies” below). In addition, under IRS Notice 2003-71, ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are, but we cannot guarantee that our ordinary shares will always be so listed.

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

Disposition of Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gains or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than USD upon such sale or other disposition.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is “passive income”, as defined in the relevant provisions of the Code; or (ii) on average, at least 50% of our assets (generally determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, passive income includes dividend, interest, royalty, rent, and annuity income and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.

Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. Holder owns ordinary shares, such U.S. Holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

Information Reporting and Back-up Withholding.

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

The back-up withholding tax rate is 24%. Back-up withholding and information reporting will not apply to payments made to Non-U.S. Holders if they have provided the required certification that they are not United States persons.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies; however, we generally publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website (http://www.sec.gov). Our filings with the SEC are also available to the public via the Israel Securities Authority’s website at http://www.isa.gov.il and the TASE’s website at http://www.maya.tase.co.il. We also generally make available on our own website (www.towersemi.com) our quarterly and year-end financial statements as well as other information. We do not intend for any information contained on our website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk of Interest Rate Fluctuation

Our cash equivalents and short-term deposits are exposed to market risk due to fluctuation in interest rates on our cash and deposits, which may affect our interest income. We manage this exposure by performing ongoing evaluations of our investments in those deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

The 2024 JPY Loan (with an outstanding principal of approximately $100 million as of December 31, 2024) bears annual fixed interest of 2%, and approximately $45 million of our subsidiaries’ equipment capital leases bear annual fixed interest of approximately 2%. Therefore, we are not subject to cash flow exposure, financing expenses or interest rate fluctuations with respect to the 2024 JPY Loan or such equipment capital leases.

However, in the event that market interest rates for similar debt decrease and are lower than the interest rate provided under our capital leases or loans, our actual financing costs would be higher than they otherwise would have been had our loans or capital leases provided for interest at a floating interest rate. Assuming a 10% change in market interest rate, the effective impact on our capital leases and loans would be immaterial.

Foreign Exchange Risk

We currently operate in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our operations in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY, NIS and Euro, revenues are denominated mainly in USD and JPY, and  cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range. During the year ended December 31, 2024, the USD appreciated against the JPY by 10.7%, as compared to 7.2% appreciation during the year ended December 31, 2023. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

As of December 31, 2024, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY-denominated debt financings: (i) the 2024 JPY Loan, in a principal amount of approximately $100 million, bearing a fixed interest rate of 2% per annum; and (ii) approximately $45 million of liabilities under equipment capital lease agreements with an annual interest rate of approximately 1.95%. However, as of December 31, 2024, we had approximately $71 million of cash and cash equivalents held in JPY currency accounts, partially mitigating the above JPY debt exposure. Based on our cash and cash equivalents and the terms of our debt financings as of December 31, 2024, an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2024 (from 156.6 JPY/$ to 142.4 JPY/$), would not have a material effect on our balance sheet as of December 31, 2024.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2024 (from 156.62 JPY/$ to 142.39 JPY/$), the effective impact on our statement of operating results would be lower profitability (higher operating expenses, net of higher revenue) by approximately $5 million, which would be partially offset by the net impact of the hedging using the above-described cylinder transactions and our natural hedging.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. During the year ended December 31, 2024, the USD appreciated against the NIS by 0.6%, as compared to 3.1% appreciation during the year ended December 31, 2023.  Appreciation of the NIS may increase the costs, in USD terms, of our Israeli facility, such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure and maintain it within a pre-defined fixed range.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2024 (from 3.65 NIS/$ to 3.32 NIS/$), the effective impact on our quarterly Israeli expenses would be higher operating expenses by approximately $4 million, which would partially be offset by the net impact of the hedging executed using the above-described cylinder transactions.

The USD cost of our operations in Italy is influenced by changes in the USD-to-Euro exchange rate, with respect to expenses and costs that are denominated in Euro. During the year ended December 31, 2024, the USD depreciated against the Euro by 5.9%. This exposure is partially mitigated and maintained within a pre-defined fixed range through foreign currency cylinder and forward transactions which we engage in.

Assuming a 10% appreciation of the Euro against the USD on December 31, 2024 (from 1.04 Euro/$ to 1.144 Euro/$), the effective impact on our quarterly expenses would be higher operating expenses by approximately $1 million, which would partially be offset by the net impact of the hedging executed using the above-described cylinder transactions.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in The Deloitte Global Network, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Ilan Flato, Mr. Yoav Chelouche, Mr. Avi Hasson and Ms. Iris Avner, is an audit committee financial expert as defined under Item 16A. of Form 20-F and has the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We adopted a code of ethics that applies to all directors, officers and employees of our Company and our subsidiaries, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions. We have posted our code of ethics on our website, www.towersemi.com, under “About Tower”. The information contained on our website is not incorporated by reference in this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in The Deloitte Global Network, our independent registered public accounting firm for the years ended December 31, 2024 and 2023, by category of service:

	2024	2023
	(US dollars in Thousands)
Audit Fees (1)	814	816
Audit-Related Fees (2)	10	0
Tax Fees (3)	73	77
Other Fees (4)	0	11
	897	904

(1)          Audit Fees consist of fees for professional services rendered for the audit of our financial statements and our subsidiaries’ financial statements, services rendered in connection with statutory and regulatory filings and engagements (including audit of our internal control over financial reporting), reviews of our interim financial results submitted on Form 6-K, consent letters for our SEC filings and out of pocket expenses reimbursement.

(2)          Audit-related fees consist of assurance and related services by the auditors including, among others: due diligence services, accounting consultations and audits in connection with acquisitions, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting.

(3)          Tax fees consist of fees for tax compliance services and tax returns services.

(4)          Other fees in the year ended December 31, 2023 related to services in connection with information technology (IT) related consultancy services.

In accordance with our audit committee charter, which requires audit committee pre-approval of audit and non-audit services to be provided by the independent auditors and related fees and terms, all of the services provided by our independent auditors in 2024 and 2023 were pre-approved by the audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable Nasdaq listing standards. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We believe an effective cybersecurity program is critical to guard the confidentiality, integrity, and availability of our information systems and data residing in those systems. We have built and continue to develop processes for assessing, identifying, preventing, mitigating and managing material risks from cybersecurity threats. We have embedded the oversight and management of cybersecurity risk within our enterprise risk management framework to guide our cybersecurity risk management program and help drive a company-wide culture of cybersecurity risk management.  In addition, we have established policies and procedures as well as disclosure controls with a structured reporting mechanism to ensure proper and timely flow of information as well as appropriate management of events, threats and any related matter.

Our Information Technology Department uses a wide range of activities, including cybersecurity risk assessments, audits, vulnerability and penetration testing, security monitoring tools, and system scanning, among other technology and human resources, to monitor and identify cybersecurity threats and incidents, as well as to evaluate the effectiveness of our cybersecurity measures. We perform regular phishing testing on a monthly basis, and employees who fail the test receive a warning and in-person training on a quarterly basis.  We provide an annual training on information security and cyber awareness for our personnel with >98% participation rate among all employees.  In addition, we provide face-to-face training for all new employees on cybersecurity.  New employees are also requested to sign a form detailing the permitted use of our computer resources.  In addition, every quarter we send a cyber security awareness brochure to all employees. These training activities provide employees with effective tools to address cybersecurity threats and implement our evolving security processes and practices.

With respect to cybersecurity monitoring, we engage a third party to perform 24/7 cybersecurity monitoring, detection and response services. With the third party's assistance, our Information Technology Department tracks metrics that monitor our cybersecurity risk posture, including any identified cybersecurity threats and risks, security awareness proficiency of employees, and any system vulnerabilities and patching requirements. We also engage third parties to perform assessments of our cybersecurity measures (including audits) and to help improve our processes and practices. The results of such assessments, audits and reviews are reported by the Chief Information Security Officer (CISO), and/or a delegate of the CISO, to the Company’s management and to our Audit Committee, and we are committed to adjusting our cybersecurity processes and practices as necessary based on the information provided by these assessments, audits and reviews.  Our cybersecurity processes and practices are modelled based on industry best practices, including the ISO/IEC 27001 Standard.

We require all third-party vendors that may have access to Company, employee, customer, or other third-party data, and/or access to the Company’s systems, to complete a questionnaire and undergo a vetting process prior to being approved and onboarded. The vetting process may include a review of the vendor's relevant policies and procedures, standards certifications, technology architecture, business practices and cybersecurity profile. Third-party vendor agreements include confidentiality obligations and specify data elements that the third party has access to, how the third party protects the data, personal information and data subject’s rights, and procedures for the return or destruction of protected data.

In addition to the above processes and resources, we deploy technical safeguards and maintain a cybersecurity incident response process that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls, system backups, denial of service attack prevention, endpoint protection, network protection and cloud workload protection, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.  In addition, within the Information Technology Department, we have an Incident Response Team, which maintains and is responsible for communicating any cybersecurity incidents in accordance with a written incident response plan (the “Incident Response Plan”). The Incident Response Plan defines responsibilities and immediate actions necessary to mitigate risk, defines report of incidents to management, and identifies necessary steps to remediate the incident and prevent future incidents. The Incident Response Team is responsible for identifying and assessing the impact of various factors, including duration of the breach or other incident, the number of systems and users affected, the actual or potential system downtime and associated financial impact, as well as the cost and timing of system and data recovery.  We also implement controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.  Third parties engaged in monitoring and detection are required to report all cybersecurity incidents immediately to the CISO. Our CISO is responsible for reporting critical cybersecurity incidents that may affect Tower’s operations immediately to the our senior management team and the Company’s compliance officer. Depending on the nature and severity of an incident, the incident may also need to be reported to our Disclosure Committee to determine whether the incident is or is reasonably likely to become material and shall be reported to the Audit Committee and the Board of Directors, and whether the Company must disclose the incident to the relevant authorities, as may be required by applicable regulation.

Governance

Our Board of Directors recognizes the importance of managing the risk of cybersecurity threats to the Company. The Board and its committees are responsible for overseeing our enterprise risk management activities. With respect to cybersecurity risk, the Audit Committee, responsible for, among other things, overseeing our compliance with internal controls and our management of enterprise risks, specifically oversees cybersecurity risks and the Company’s risk mitigation framework with a focus on the following: data governance, information systems, incident response for cybersecurity incidents, disaster recovery and compliance risks.

The Audit Committee meets at least four times each year and as often as necessary to fulfill its responsibilities. Our senior management team, which includes our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, together with the VP of Information Technology or CISO, report on a regular basis to the Audit Committee with a review of the cybersecurity program, status updates, progress of the annual plan, and cybersecurity risks and trends as well as other information necessary to assess such risks and oversee the development and performance of our risk mitigation processes.  The Board of Directors and Audit Committee receive prompt and timely information regarding any cybersecurity incidents that meet established reporting thresholds, as well as required subsequent updates.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2024 are included in this annual report beginning on page F-1.

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

2.1	Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 2.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2024).

4.1	2013 Share Incentive Plan, as amended in 2019 (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

#4.2	Compensation Policy for Executive Officers and Directors of the Company.

4.4
Consortium Agreement, effective as of September 14, 2021, by and among the Company and ST (certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit) (incorporated by reference to Exhibit 4.4 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

4.5
Manufacturing Services Agreement, effective as of September 1, 2023, by and between the Company and Intel Corporation incorporated by reference to Exhibit 4.5 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2024).

#8.1	List of Subsidiaries.

#11.1	Insider Trading Policy

#12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in The Deloitte Global Network

97
Compensation recovery policy required by the applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2024).

#101	The following financial information from Tower Semiconductor Ltd.’s annual report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language):

Consolidated Balance Sheets as of December 31, 2024 and 2023;

Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Cash Flows for the years ended December 312024, 2023 and 2022; and

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
April 30, 2025

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Income Taxes — Income Tax Provision — Refer to Note 18 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2024, the consolidated provision for income taxes was $10.2 million comprised of amounts related to Israel, Japan, U.S. and Italy operations, as detailed in Note 18.

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
February 27, 2025

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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
February 27, 2025

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$271,894	$260,664
Short-term deposits	946,351	790,823
Marketable securities (*)	-	184,960
Trade accounts receivable	211,932	154,067
Inventories	268,295	282,688
Other current assets	61,817	35,956
Total current assets	1,760,289	1,709,158
LONG-TERM INVESTMENTS	8,650	8,452
PROPERTY AND EQUIPMENT, NET	1,286,622	1,155,929
INTANGIBLE ASSETS, NET	3,196	5,115
GOODWILL	7,000	7,000
OTHER LONG-TERM ASSETS, NET	14,728	32,863
TOTAL ASSETS	$3,080,485	$2,918,517
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$48,376	$58,952
Trade accounts payable	130,624	139,128
Deferred revenue and customers' advances	21,655	18,418
Employee related liabilities	65,199	51,054
Other current liabilities	19,210	9,286
Total current liabilities	285,064	276,838
LONG-TERM DEBT	132,437	172,611
LONG-TERM CUSTOMERS' ADVANCES	7,690	25,710
EMPLOYEE RELATED LIABILITIES	4,985	6,098
OTHER LONG-TERM LIABILITIES	10,129	10,221
TOTAL LIABILITIES	440,305	491,478
Ordinary shares of NIS 15 par value:	446,562	443,631
150,000 authorized as of December 31, 2024 and 2023
111,637 and 111,550 issued and outstanding, respectively, as of December 31, 2024
110,912 and 110,825 issued and outstanding, respectively, as of December 31, 2023
Additional paid-in capital	1,377,986	1,380,917
Cumulative stock based compensation	236,551	202,343
Accumulated other comprehensive loss	(74,188)	(52,935)
Retained earnings	675,479	467,615
	2,662,390	2,441,571
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	2,653,318	2,432,499
Non-controlling interest	(13,138)	(5,460)
TOTAL SHAREHOLDERS' EQUITY	2,640,180	2,427,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,080,485	$2,918,517

(*) Marketable securities as of December 31, 2023 were available-for-sale securities; the amortized cost of such marketable securities of $188,826 was net of an immaterial allowance for credit losses.

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2024	2023	2022
REVENUES	$1,436,122	$1,422,680	$1,677,614
COST OF REVENUES	1,096,680	1,069,161	1,211,306
GROSS PROFIT	339,442	353,519	466,308
OPERATING COSTS AND EXPENSES:
Research and development	79,434	79,808	83,911
Marketing, general and administrative	74,964	72,454	80,282
Restructuring gain from sale of machinery and equipment, net	-	(52,168)	(20,243)
Restructuring expense (income), net	(6,270)	19,662	10,684
Merger-contract termination fee, net	-	(313,501)	-
	148,128	(193,745)	154,634

OPERATING PROFIT	191,314	547,264	311,674
FINANCING INCOME (EXPENSE), NET	50,834	30,531	(12,767)
OTHER INCOME (EXPENSE), NET	(24,721)	7,047	(6,934)
PROFIT BEFORE INCOME TAX	217,427	584,842	291,973
INCOME TAX EXPENSE, NET	(10,205)	(65,312)	(25,502)
NET PROFIT	207,222	519,530	266,471
Net loss (profit) attributable to non-controlling interest	642	(1,036)	(1,902)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$207,864	$518,494	$264,569
BASIC EARNINGS PER SHARE:
Earnings per share	$1.87	$4.70	$2.42
Weighted average number of shares	111,153	110,289	109,349
DILUTED EARNINGS PER SHARE:
Earnings per share	$1.85	$4.66	$2.39
Net profit used for diluted earnings per share	$207,864	$518,494	$264,569
Weighted average number of shares
used for diluted earnings per share	112,343	111,216	110,754

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Net profit	$207,222	$519,530	$266,471
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(19,956)	(15,761)	(27,595)
Unrealized gain (loss) on derivatives and marketable securities	1,065	4,769	(690)
Realized gain on marketable securities which was previously presented in other comprehensive income	(9,524)	-	-
Change in employees plan assets and benefit obligations	126	(222)	(938)
Comprehensive income	178,933	508,316	237,248
Comprehensive loss attributable to non-controlling interest	7,678	4,780	7,667
Comprehensive income attributable to the Company	$186,611	$513,096	$244,915

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign	Retained
	Ordinary	Ordinary	Additional		other	currency	earnings		Total	Non
	shares	shares	paid-in	Unearned	comprehensive	translation	(accumulated	Treasury	comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit)	stock	income (loss)	interest	Total
BALANCE AS OF JANUARY 1, 2022	108,970	$435,453	$1,389,051	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389
Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Unrealized loss on derivatives and marketable securities					(690)				(690)		(690)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	440,150	1,384,398	174,121	(2,040)	(45,497)	(50,879)	(9,072)		(2,640)	1,888,541
Changes during the year ended December 31, 2023:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of RSUs	871	3,481	(3,481)								-
Employee stock-based compensation				28,222							28,222
Other comprehensive income:
Profit							518,494		$518,494	1,036	519,530
Foreign currency translation adjustments						(9,945)			(9,945)	(5,816)	(15,761)
Unrealized gain on derivatives and marketable securities					4,769				4,769		4,769
Change in employees plan assets and benefit obligations					(222)				(222)		(222)
Comprehensive income									$513,096
BALANCE AS OF DECEMBER 31, 2023	110,912	443,631	1,380,917	202,343	2,507	(55,442)	467,615	(9,072)		(5,460)	2,427,039
Changes during the year ended December 31, 2024:
Exercise of RSUs	725	2,931	(2,931)								-
Employee stock-based compensation				34,208							34,208
Other comprehensive income:
Net profit							207,864		$207,864	(642)	207,222
Foreign currency translation adjustments						(12,920)			(12,920)	(7,036)	(19,956)
Unrealized gain on derivatives and marketable securities					1,065				1,065		1,065
Realized gain on marketable securities which was previously presented in other comprehensive income					(9,524)				(9,524)		(9,524)
Change in employees plan assets and benefit obligations					126				126		126
Comprehensive income									$186,611
BALANCE AS OF DECEMBER 31, 2024	111,637	$446,562	$1,377,986	$236,551	$(5,826)	$(68,362)	$675,479	$(9,072)		$(13,138)	$2,640,180
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2024	111,550

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$207,222	$519,530	$266,471
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	266,279	258,021	292,638
Effect of exchange rate differences and fair value adjustment	133	(1,632)	10,362
Other expense (income), net	24,721	(7,047)	6,934
Changes in assets and liabilities:
Trade accounts receivable	(60,169)	(3,160)	(15,232)
Other current assets	(33,992)	(9,541)	20,427
Inventories	4,778	8,682	(77,891)
Trade accounts payable	35,784	(8,254)	(20,893)
Deferred revenue and customers' advances	(14,783)	(35,676)	(30,069)
Employee related liabilities and other current liabilities	22,021	(70,163)	61,033
Long-term employee related liabilities	(1,312)	(1,210)	2,956
Deferred tax, net and other long-term liabilities	(2,000)	27,011	13,084
Net cash provided by operating activities	448,682	676,561	529,820
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(436,153)	(444,502)	(366,403)
Proceeds related to sale and disposal of property and equipment	4,500	12,318	152,866
Proceeds from investment realization	62	12,458	2,574
Investments in other assets	(530)	(605)	(1,037)
Deposits and marketable securities, net	31,882	(300,516)	(117,448)
Net cash used in investing activities	(400,239)	(720,847)	(329,448)
CASH FLOWS - FINANCING ACTIVITIES
Exercise of options, net	-	-	44
Proceeds from loans	81,812	24,180	-
Loans repayment	(76,144)	-	-
Principal payments on account of capital lease obligation	(38,123)	(38,033)	(38,536)
Debentures repayment	-	(18,493)	(39,843)
Proceeds from an investment in subsidiary	-	1,932	11,685
Net cash used in financing activities	(32,455)	(30,414)	(66,650)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(4,758)	(5,395)	(3,893)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,230	(80,095)	129,829
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	260,664	340,759	210,930
CASH AND CASH EQUIVALENTS - END OF PERIOD	$271,894	$260,664	$340,759

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
NON-CASH ACTIVITIES:
Investments in property and equipment	$50,440	$164,667	$169,376
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$53,613	$30,475	$12,358
Cash paid during the period for interest	$4,255	$4,519	$4,458
Cash paid for income tax, net during the period	$23,488	$12,379	$12,802

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(dollars in thousands, except per share data)

NOTE 1:       DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operated three semiconductor facilities located in Tonami, Uozu and Arai (one of which, the Arai facility, ceased its operations in June 2022, see Note 13B2), in Hokuriku Japan, with the other 49% of TPSCo’s shares held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”); and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated in 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) according to which TSIT shares cost with ST, as of December 31, 2024, at a new 300 mm facility owned by ST in Agrate, Italy (see Note 13E).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a leading global analog foundry of high value semiconductor solutions, providing technology, development and process platforms for integrated circuits (ICs) in growing markets offering a broad range of customizable process technologies including: SiGe, SiPho, mixed signal CMOS, RF CMOS, CMOS image sensor, non-imaging sensors and integrated power management. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capabilities for its customers, as of December 31, 2024, the Company owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan through TPSCo (200mm and 300mm), shares a clean room and capacity in a 300mm facility in Italy with ST, and is establishing with Intel Corporation’s (“Intel”) capacity corridor in Intel’s 300mm facility in New Mexico, USA, organized under TSSA (see Note 13F).

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

AS OF DECEMBER 31, 2024

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

C.     Principals of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after the elimination of inter-company transactions and balances.

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

The Company classifies its marketable securities as "available-for-sale", as the Company does not intend to hold them necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity, mix of the Company’s assets and liabilities, liquidity needs and other similar factors. Securities classified as available for sale are measured at fair value, based on quoted market prices or independent pricing services valuation. Gains and losses are recognized on a specific identification basis, in the Company's consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

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

Allowance for credit losses is recorded in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity.

As of December 31, 2024, the Company had no outstanding marketable securities since it sold all its marketable securities portfolios during 2024.

As of December 31, 2023 the Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

H.     Trade Accounts Receivables - Allowance for Expected Credit Loss

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

The total allowance for expected credit losses was $4,982 and $4,790 as of December 31, 2024 and 2023, respectively.

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

AS OF DECEMBER 31, 2024

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

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants and government subsidies received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

•	Buildings and building improvements, including facility infrastructure: 7-25 years.
•	Machinery and equipment, software and hardware: 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2M below.

Property and equipment also include assets under capital leases, which are depreciated over their applicable useful life.

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

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.    Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2024, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2024, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

Investments in privately held companies accounted for using the Measurement Alternative are subject to periodic impairment reviews. Based on ASC 321-10-35-3, the Company’s impairment analysis considers qualitative factors to evaluate whether the investment is impaired. As of December 31, 2024, no impairments were recorded.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N.     Leases

The Company recognizes a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to terminate the lease or extend it when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 10D and 10E.

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

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P.     Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met. As of December 31, 2024, the grants receivable amount was immaterial.

Q.     Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates under applicable law expected to be in effect for the year in which the differences are expected to reverse as of the balance sheet date. Deferred tax assets and liabilities, as well as any related valuation allowance, are presented as noncurrent items on the balance sheets.

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

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R.     Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting the net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

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

AS OF DECEMBER 31, 2024

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

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

W.    Derivatives and Hedging

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the derivative's gain or loss is initially reported as a component of OCI and is subsequently recorded into earnings when the hedged exposure affects earnings, in the same line item as the underlying hedged item on the consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are presented in the same categories as the cash flows from the respective hedged items.

X.     Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU No. 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU does not have any impact on the Company’s financial position, results of operations or cash flow reports, see Note 15E with regards to applicable disclosure.

Y.     Recently Issued Accounting Pronouncements Not Yet Adopted

On December 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09— Income taxes (topic 740): improvements to income tax disclosures.

This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions.

The amendment should be effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of specified information about certain costs and expenses on an interim and annual basis in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 3:       INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Raw materials	$127,171	$145,894
Work in process	118,642	116,698
Finished goods	22,482	20,096
	$268,295	$282,688

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $8,803 and $8,327 as of December 31, 2024 and 2023, respectively.

NOTE 4:       OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Direct and indirect tax receivables	$27,551	$22,892
Prepaid expenses	32,985	11,097
Receivables from hedging transactions - see Note 11A	768	1,894
Other receivables	513	73
	$61,817	$35,956

NOTE 5:       LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Investments in privately held companies	$6,780	$6,780
Pension plan net assets - see Notes 12B	1,870	1,672
	$8,650	$8,452

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 6:       PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Original cost: (*)
Land and buildings, including facility infrastructure	$463,564	$429,191
Machinery and equipment	4,281,817	3,977,381
	4,745,381	4,406,572
Accumulated depreciation:
Buildings, including facility infrastructure	(303,041)	(291,684)
Machinery and equipment	(3,155,718)	(2,958,959)
	(3,458,759)	(3,250,643)
	$1,286,622	$1,155,929

(*) Original cost includes ROU assets under capital lease in the amount of $153,159 and $204,230 as of December 31, 2024 and 2023, respectively. The depreciation expense of such assets amounted to $15,195 and $18,307 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the original cost of land, buildings, machinery and equipment was presented net of investment grants, in the aggregate amount of approximately $285,000.

NOTE 7:       INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2024:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(30,682)	$2,818
Technologies	10-20	6,700	(6,322)	378
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(39,604)	$3,196

Intangible assets consist of the following as of December 31, 2023:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(29,394)	$4,106
Technologies	10-20	6,700	(5,691)	1,009
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(37,685)	$5,115

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 8:       OTHER LONG-TERM ASSETS, NET

Other long-term assets, net consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Long-term prepaid expenses	$2,514	$18,598
ROU - assets under operating leases	7,874	9,762
Prepaid long-term land lease, net	2,572	2,693
Deferred tax asset - see Note 18	1,768	1,810
	$14,728	$32,863

NOTE 9:       OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Tax payables	$12,428	$7,400
Hedging transactions related payables – see Note 11A	5,070	500
Others	1,712	1, 386
	$19,210	$9,286

NOTE 10:     LONG-TERM DEBT

A.    Composition

As of December 31, 2024 and 2023:

Details	2024	2023
JPY loans - principal amount - see Notes 10B and 10C below	$98,962	$102,491
Capital leases and other long-term liabilities - see Note 10D below	73,977	119,310
Operating leases - see Note 10E below	7,874	9,762
Less - current maturities	(48,376)	(58,952)
	$132,437	$172,611

B.     Repayment Schedule of Long-term JPY Loans

As of December 31, 2024:

Details	Interest Rate	2025	2026	2027	2028	2029	2030	Total
Long-term JPY loans	2.0%	$6,386	$-	$13,226	$26,450	$26,450	$26,450	$98,962

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT (continued)

C.     Long-term JPY Loans

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $70,000 as of December 31, 2024) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carried a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan was secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $22,000 as of December 31, 2024) term loan (“2023 JPY Loan”). The 2023 JPY Loan carried a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan was secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In December 2024, TPSCo signed an agreement with its lenders to refinance its 2021 JPY Loan and 2023 JPY Loan with a new 14.5 billion JPY (approximately $92,000 as of December 31, 2024) asset-based loan (“2024 JPY Loan”), of which 11.5 billion JPY were used to repay the 2021 JPY Loan and 2023 JPY Loan and 12.5 billion JPY were drawn, resulting in outstanding JPY Loans of 15.5 billion JPY (approximately $100,000) as of December 31, 2024.  In accordance with this agreement, during the first half of 2025, an amount of 3 billion JPY is outstanding for repayment and an amount of 2 billion JPY is expected to be withdrawn.  The lenders are a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc. and (iii) BOT lease Co. Ltd. (“2024 JPY Loan”). The 2024 JPY Loan carries a fixed interest rate of 2% per annum with principal payable in seven semiannual payments from December 2027 to December 2030. The 2024 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The 2024 JPY Loan contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2024, TPSCo maintained compliance with all of the financial covenants under the 2024 JPY Loan.

D     Capital Lease Agreements and Other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements are denominated in JPY and contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements (see also Note 13B).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT (continued)

D.     Capital Lease Agreements and Other Long-term Liabilities (continued)

TPSCo leases its facility buildings in Japan from NTCJ under a long-term capital lease with a term through at least March 2032.

As of December 31, 2024 and 2023, the Company’s total outstanding capital lease liabilities for fixed assets were $73,453 and $118,272, respectively, of which $24,785 and $40,330, respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2024:

Fiscal Year	Amount ($)
2025	$26,503
2026	24,816
2027	7,220
2028	5,087
2029	4,118
2030 and on	9,266
Total	77,010
Less - imputed interest	(3,033)
Total	$73,977

E.     Operating Lease Agreements

The Company enters into operating leases from time to time, primarily with regard to certain of its operating and other facilities. Operating lease cost for the years ended December 31, 2024, 2023 and 2022 was $4,592, $4,807 and $5,867, respectively. During 2024, cash paid for operating lease liabilities was $4,439.

 The following presents the composition of operating leases in the balance sheets:

Details	Presentation in the Consolidated Balance Sheets	December 31, 2024	December 31, 2023
ROU - assets under operating leases	Other long-term assets, net	$7,874	$9,762
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,913	$3,450
Long-term operating lease liabilities	Long-term debt	3,961	6,312
Total operating lease liabilities		$7,874	$9,762
Weighted average remaining lease term (years)		2.6	3.3
Weighted average discount rate		1.95%	1.94%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT - OTHERS (continued)

E.     Operating Lease Agreements (continued)

  The following presents the maturity presentation of operating lease liabilities as of December 31, 2024:

Fiscal Year	Amount ($)
2025	$3,927
2026	3,161
2027	916
Total	8,004
Less - imputed interest	(130)
Total	$7,874

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regards to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

The Company formally designates qualifying derivatives as hedge relationships (“hedges”) and applies hedge accounting when considered appropriate. The Company does not use derivative financial instruments for trading or speculative purposes.

A.     Exchange Rate Transactions

As the functional currency of the Company is the USD and a portion of Tower’s expenses are denominated in NIS, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. The exchange rate transaction-related derivatives were accounted for as hedge accounting, resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024 and 2023, the fair value gain, net amounts from such NIS to USD exchange rate agreements were $768 and $1,894, respectively, in an asset position, presented in other current assets, and the face value amounts of such exchange rate agreements were $156,000 and $156,000, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

A.     Exchange Rate Transactions (continued)

As the functional currency of the Company is the USD and TPSCo revenues and a portion of its expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. The exchange rate transaction related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024 and 2023, the fair value loss, net amounts from such JPY to USD exchange rate agreements were $4,261 and $500, respectively, in a liability position, presented in other current liabilities, and the face value amounts of such exchange rate agreements were $186,000 and $204,000, respectively.

As the functional currency of the Company is the USD and a portion of TSIT’s expenses are denominated in EUR, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on EUR-denominated expenses.  The exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024, the fair value loss, net amount from such EUR to USD exchange rate agreements was $809 in a liability position, presented in other current liabilities, and the face value amount of such exchange rate agreements was $39,600.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

B.     Concentration of Credit Risks (continued)

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities which as of December 31, 2024 was an insignificant amount. The Company performs ongoing credit evaluations of its customers and marketable securities.

C.     Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments do not materially differ from their respective carrying amounts as of December 31, 2024 and 2023.

D.     Fair Value Measurements

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

D.     Fair Value Measurements (continued)

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2J). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2023, and 2024, the Company did not record significant changes to the carrying value of such investments.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2024	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$6,780	$-	$-	$6,780
Foreign exchange forward and cylinders - net liability position	(4,302)	-	(4,302)	-
	$2,478	$-	$(4,302)	$6,780

Details	December 31, 2023	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$6,780	$-	$-	$6,780
Marketable securities held for sale	184,960	-	184,960	-
Foreign exchange forward and cylinders - net asset position	1,394	-	1,394	-
	$193,134	$-	$186,354	$6,780

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E.     Short-Term Deposits and Marketable Securities

Short-term Deposits as of December 31, 2024 amounted to $946,351; as of December 31, 2023, short-term deposits and marketable securities included deposits in the amount of $790,823 and marketable securities with applicable accrued interest in the amount of $184,960.

During 2024, the Company sold its entire portfolio and had no outstanding marketable securities as of December 31, 2024.

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

Investments with continuous unrealized losses for less than twelve months and for twelve months or more and their related fair values December 31, 2023, were as indicated in the following tables. As of December 31, 2024, there were no such outstanding investments.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES

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

Tower implements a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits. Any net severance amount is released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,716, $5,752 and $6,269 for 2024, 2023 and 2022, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8% of employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2024, 2023 and 2022 amounted to $3,853, $4,266 and $4,838 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans

The following information provides the changes in 2024, 2023 and 2022 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Net periodic benefit cost:
Service cost	$2	$2	$4
Interest cost	65	71	57
Amortization of prior service costs	-	-	-
Amortization of net (gain) loss	(272)	(282)	(157)
Total net periodic benefit cost	$(205)	$(209)	$(96)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net (gain) loss for the period	(149)	(195)	(515)
Amortization of prior service costs	-	-	-
Amortization of net gain (loss)	272	282	157
Total recognized in other comprehensive income	$123	$87	$(358)
Total recognized in net periodic benefit cost and other comprehensive income	$(82)	$(122)	$(454)
Weighted average assumptions used:
Discount rate	5.00%	5.10%	3.00%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	8.20%/11.00%	7.30%/9.25%	6.00%/8.50%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	8.20%/8.70%	7.30%/8.30%	6.00%/6.40%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2033/2033	2031/2031	2031/2031
Measurement date	December 31, 2024	December 31, 2023	December 31, 2022

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,319	$1,454	$1,912
Service cost	2	2	4
Interest cost	65	71	57
Benefits paid	(2)	(13)	(4)
Change in medical plan provisions	-	-	-
Actuarial (gain) loss, net	(149)	(195)	(515)
Benefit medical plan related obligation end of period	$1,235	$1,319	$1,454
Change in plan assets:
Fair value of plan assets at beginning of period	$-	$-	$-
Employer contribution	2	13	4
Benefits paid	(2)	(13)	(4)
Fair value of plan assets at end of period	$-	$-	$-
Medical plan related net funding	$(1,235)	$(1,319)	$(1,454)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

As of December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Amounts recognized in statement of financial position:
Current liabilities	$(56)	$(50)	$(59)
Non-current liabilities	(1,179)	(1,269)	(1,395)
Net amount recognized	$(1,235)	$(1,319)	$(1,454)
Weighted average assumptions used:
Discount rate	5.70%	5.00%	5.10%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	8.60%/11.50%	8.20%/11.00%	7.30%/9.25%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	8.60%/9.90%	8.20%/8.70%	7.30%/8.30%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65 Medicare Advantage)	2034/2035	2033/2034	2031/2031
Year the ultimate rate is reached (pre-65/post-65 Non-Medicare Advantage)	2034/2034	2033/2033	2031/2031

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2025	$56
2026	65
2027	75
2028	80
2029	87
2030 - 2034	$438

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2024, the benefit obligation summed to a net actuarial gain mainly due to the discount rate increase compared to the prior year. For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial gain due to a significant reduction in retirees receiving medical coverage.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

TSNB Pension Plan

TSNB has a pension plan that provides monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2024, 2023 and 2022 are as follows:

Details	2024	2023	2022
Net periodic benefit cost:
Interest cost	$868	$891	$627
Expected return on plan assets	(1,075)	(1,034)	(778)
Expected administrative expenses	200	200	200
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	91	123	-
Total net periodic benefit cost	$87	$183	$52
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	(192)	346	1,545
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	(91)	(123)	-
Total recognized in other comprehensive income	$(286)	$220	$1,542
Total recognized in net periodic benefit cost (gain) and other comprehensive income	$(199)	$403	$1,594
Weighted average assumptions used:
Discount rate	4.90%	5.10%	2.90%
Expected return on plan assets	5.60%	5.60%	3.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2024, 2023 and 2022 are as follows:

Details	2024	2023	2022
Change in benefit obligation:
Benefit obligation at beginning of period	$18,281	$17,436	$22,081
Interest cost	868	891	627
Benefits paid	(963)	(963)	(804)
Change in plan provisions	-	-	-
Actuarial loss (gain)	(1,152)	917	(4,468)
Benefit obligation end of period	$17,034	$18,281	$17,436
Change in plan assets:
Fair value of plan assets at beginning of period	$19,953	$19,511	$25,750
Actual return on plan assets	187	1,628	(5,211)
Employer contribution	-	-	-
Expenses paid	(272)	(224)	(224)
Benefits paid	(964)	(962)	(804)
Fair value of plan assets at end of period	$18,904	$19,953	$19,511
Funded Status	$1,870	$1,672	$2,075
Amounts recognized in statement of financial position:
Non-current assets	$1,870	$1,672	$2,075
Non-current liabilities	-	-	-
Net amount recognized	$1,870	$1,672	$2,075
Weighted average assumptions used:
Discount rate	5.60%	4.90%	5.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2025	$1,244
2026	1,285
2027	1,332
2028	1,357
2029	1,375
2030 - 2034	$6,690

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2024, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase as compared to the prior year. For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial loss primarily attributable to the discount rate decrease as compared to the prior year and demographic experience during the year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2024:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$18,904	$-
Total plan assets at fair value	$-	$18,904	$-

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2023:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,953	$-
Total plan assets at fair value	$-	$19,953	$-

TSNB’s pension plan weighted average asset allocations on December 31, 2024, by asset category are as follows:

Asset Category	December 31, 2024	Target allocation 2025
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

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

NOTE 13:     COMMITMENTS AND CONTINGENCIES

A.     Liens

Loans, and Capital Leases

For liens under TPSCo’s JPY Loans, see Note 10C.  For liens under the capital lease agreements, see Note 10D.

B.     TPSCo

1.   Renewed Contracts

In August 2022, Tower, TPSCo and NTCJ extended certain agreements with respect to TPSCo through March 2027 under certain amended terms, including changes to the commercial pricing for the services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

2.   Japanese Operations Restructuring

During 2022 and in accordance with agreements signed in 2019, as amended thereafter, between Tower, NTCJ and TPSCo, TPSCo’s operation in Japan was re-organized and re-structured, maintaining operations at the Uozu and Tonami facilities unchanged, while the Arai facility, which provided products solely to NTCJ and did not serve the Company’s customers, ceased operations, while a portion of the machinery and equipment of the Arai facility was transferred to the Tonami facility. The remaining machinery and equipment were sold to third parties.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 13:     COMMITMENTS AND CONTINGENCIES (continued)

B.     TPSCo (continued)

The restructuring process, including the transfer and installation of machinery and equipment in the Tonami facility and the sale of certain equipment, was mostly completed during 2023 and resulted in total restructuring gain, net from the sale of machinery and equipment of $72,411 as well as total restructuring costs of $24,076.

For the year ended December 31, 2024, the Company recorded restructuring gain from a government subsidy received in relation to this Japan operations restructuring of $6,270.

For the year ended December 31, 2023, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $52,168, as well as restructuring expense of $19,662.

 Changes in accruals related to the Arai facility cessation for the years ended December 31, 2024 and December 31, 2023 were as follows:

Details	Asset disposal accrual	Other Restructuring costs accrual
Accrued balance as of January 1, 2023	$1,963	$7,635
Expenses accrued	-	19,662
Accruals related to assets	(1,741)	(7,318)
Cash payments	(222)	(17,852)
Accrued balance as of December 31, 2023	$-	$2,127
Cash payments	-	(2,127)
Accrued balance as of December 31, 2024	$-	$-

C.     License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.     TSNB Lease Agreement

TSNB leases its facilities under an operational lease contract that is due to expire in the first quarter of 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that TSNB has committed material non-curable breach of the lease so that the landlord may claim that it has the right to terminate the lease. TSNB does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 13:     COMMITMENTS AND CONTINGENCIES (continued)

E.     Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm facility with ST in Agrate, Italy. The parties are sharing the cleanroom space and the facility infrastructure, with the Company installing certain of its own equipment inside the clean room in an area which consumes approximately one-third of the total clean room space. TSIT and ST are investing in their respective process equipment, and have been working to accelerate the process flows’ transfer to the facility, product development, qualification and subsequent ramp-up. The comprehensive qualification process has been completed in the fourth quarter of 2024, followed by the commencement of volume production and operations, which were, and will continue to be, managed by ST.

F.     Capacity Corridor Agreement with Intel

In September 2023, Tower and Intel signed an agreement under which a capacity corridor is being established in Intel’s 300mm facility in New Mexico, USA. Under this agreement, Tower is investing up to $300,000 for equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in this Intel facility. The corridor is in the initial equipment procurement and installation process and not yet qualified for production.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY

   A.     Description of Ordinary Shares

As of December 31, 2024, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 111.6 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions, if any, and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

   B.     Equity Incentive Plans

(1)  Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company (“2013 Plan”).

Under the 2013 Plan, the Company granted a total of approximately 1.58 million restricted stock units (“RSUs”) to its employees and directors during 2024 and a total of approximately 0.80 million RSUs  to its employees and directors during 2023, including the below-described grants to the CEO and directors, with vesting periods of up to three years. These RSUs amounts also include performance based RSUs (“PSUs”) and market based RSUs (“MSUs”). The Company determines compensation expenses of the RSUs based on the closing market price of the ordinary shares on the last trading day immediately prior to the date of grant and amortizes it over the applicable vesting period, taking into consideration achievement, if any, of performance and market criteria.

During 2024, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 78.4 thousand time-vested RSUs, 176.3 thousand PSUs and 256.3 thousand MSUs, granted to the CEO, with 33% of such RSUs, PSUs and MSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these awards was approximately $16,500. As was approved by shareholders in 2019, the grant also included a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). As of December 31, 2024, the CEO is in compliance with the Minimum Holding requirement;

(ii) approximately 7.4 thousand time-vested RSUs to the chairman of the Board of Directors (the “Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 4.9 thousand time-vested RSUs to each of the eight members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $1,600, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

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

During 2023, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 75.8 thousand time-vested RSUs and 125.0 thousand PSUs granted to the CEO, subject also to time-vesting, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these RSUs was approximately $7,500 and also included the Minimum Holding requirement defined above;

(ii) approximately 8.0 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 3.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

During 2022, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 59 thousand time-vested RSUs and 97 thousand PSUs granted to the CEO, subject also to time-vesting, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $7,200 and also includes the Minimum Holding requirement defined above;

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

(ii) approximately 6.5 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 2.7 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

The grants during 2023 and 2022 to the Chairman and the members of the Board also include the BOD Minimum Holding requirement defined above.

(2) RSUs awards

	2024		2023		2022
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	1,585,560	$38.10	1,712,996	$32.90	2,211,100	$24.11
Granted	1,581,492	$31.89	797,241	$37.64	612,881	$44.99
Converted	(726,007)	$36.52	(870,720)	$27.80	(1,068,219)	$21.99
Forfeited	(42,910)	$36.96	(53,957)	$32.49	(42,766)	$24.24
Outstanding as of end of year (*)	2,398,135	$34.51	1,585,560	$38.10	1,712,996	$32.90

(*) Include (i) 736,014, 559,184 and 595,757 PSUs as of December 31, 2024, 2023 and 2022, respectively and (ii) 649,249 MSUs as of December 31, 2024.  The performance goals of 736,014 PSUs outstanding as of December 31, 2024 were achieved. The achievement of market goals of the MSUs outstanding as of December 31, 2024 shall be determined in accordance with a defined performance measurement methodology.

(3) Summary of Information about Employees’ Share Incentive Plans

Details for the year ended December 31	2024	2023	2022
The intrinsic value of converted RSUs	$28,667	$26,976	$48,829
The original fair value of converted RSUs	$26,510	$24,206	$23,492

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2024, 2023 and 2022 as follows:

Details	2024	2023	2022
Cost of goods	$8,764	$8,332	$7,393
Research and development, net	7,422	5,639	4,754
Marketing, general and administrative	17,651	13,960	12,068
Total stock-based compensation expense	$33,837	$27,931	$24,215

C.     Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand ordinary Tower shares. These shares are classified as treasury shares.

NOTE 15:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.     Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
USA	42%	46%	49%
Japan	16	17	16
Asia (other than Japan)	33	27	26
Europe	9	10	9
Total	100%	100%	100%

The basis of attributing revenues from external customers to a certain geographic area is based on the headquarters’ location of the customer issuing the purchase order.

B.     Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States, substantially all of TPSCo’s long-lived assets are located in Japan and substantially all of TSIT’s long-lived assets are located in Italy.

As of December 31, 2024 and 2023:

Details	2024	2023
Israel	$279,023	$254,868
United States	322,947	250,560
Europe	452,557	371,583
Japan	232,095	278,918
	$1,286,622	$1,155,929

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 15:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (continued)

C.     Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2024, two customers exceeded 10% of the net accounts receivable balance. As of December 31, 2023, one customer exceeded 10% of the net accounts receivable balance.

D.     Major Customers - as Percentage of Total Revenue

Years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Customer A	13%	14%	14%
Customer B	11	9	9
Other customers *	16	21	24

*
Represents aggregated revenue to three customers that accounted for between 3% and 9% of total revenue during 2024, to three customers that accounted for between 3% and 9% of total revenue during 2023, and to four customers that accounted for between 4% and 8% of total revenue during 2022.

E.     Reportable Segment

(i) The Company believes it is driving its revenues from a single reportable segment, which is its analog foundry operations that is providing semiconductor solutions offering a broad range of process technologies. To provide the capacity and expanded capabilities for its customers, as of December 31, 2024, the Company owns multiple facilities and is sharing capacity and/ or ownership in other facilities as described in Note 1.

(ii) Since the Company has a single reportable segment, the accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (“CODM”) assesses performance and decides how to allocate resources based on the consolidated results of the Company.

(iii) Since the Company has a single reportable segment, its CODM does not allocate resources among segments but is responsible for allocating the entity’s resources. The CODM uses the consolidated measures of profit or loss mostly when assessing performance rather than allocating resources.

(iv) Since the Company has a single reportable segment, it manages its business activities on a consolidated basis.

(v) The Company’s chief operating decision maker is the chief executive officer of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 16:     FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Interest expense	$(4,029)	$(4,444)	$(5,687)
Interest income	55,488	39,987	13,596
Series G Debentures amortization, exchange rate and its hedging transactions related results	-	(640)	(772)
Exchange rate results	3,403	1,013	(3,986)
Hedging transactions related results	(7,800)	(5,153)	-
Marketable securities fair value adjustments	5,605	2,944	(9,225)
Bank fees and others	(1,833)	(3,176)	(6,693)
	$50,834	$30,531	$(12,767)

NOTE 17:     RELATED PARTIES BALANCES AND TRANSACTIONS

A.     Balance

The nature of the relationship involved as of December 31, 2024 and 2023:

Details		2024	2023
Long-term investment	Equity investment in a limited partnership	$40	$40

B.     Transactions

Description of the transactions for the years ended December 31, 2024, 2023 and 2022:

Details	Description of the transactions	2024	2023	2022
General and administrative expense	Directors’ fees and reimbursement to directors	$804	$780	$696

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX

A.     Tower Statutory Income Rates

Pursuant to Amendment 73 to the Israeli Investment Law adopted in 2017 and since Tower is an Israeli industrial company located in Migdal Ha’emek, Israel, it meets the conditions for “Preferred Enterprises” and as such is entitled to an income tax rate of 7.5%.  Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the Israeli statutory corporate income tax rate of 23%.

B.     Income Tax Expense, Net

The Company's provision for income tax is affected by income tax in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, resulting in applicable taxable income attributable to each of the locations the Company operates in.

The Company’s income tax provision consists of the following for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Current tax expense:
Local	$17,431	$-	$-
Foreign	5,579	13,374	13,167
Deferred tax expense (benefit):
Local	(17,141)	62,748	21,550
Foreign	4,336	(10,810)	(9,215)
Income tax expense, net	$10,205	$65,312	$25,502

Details	2024	2023	2022
Profit (loss) before taxes:
Local	$242,879	$588,453	$295,438
Foreign	(25,452)	(3,611)	(3,465)
Total profit (loss) before taxes	$217,427	$584,842	$291,973

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

C.     Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of December 31, 2024 and 2023:

Details	2024	2023
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$7,397	$9,889
Employees compensation	9,675	7,853
Accruals and allowances	11,355	10,997
Research and development credit	24,689	24,677
Research and development, including Section 174 under U.S. Internal Revenue Code	27,732	19,582
Lease liabilities	9,617	12,199
Others	652	2,122
	91,117	87,319
Valuation allowance, see Note 18F below	(31,613)	(20,238)
Deferred tax assets	$59,504	$67,081
Deferred tax liabilities - long-term:
Depreciation and amortization	$(64,859)	$(72,254)
ROU - assets under operating leases	(1,131)	(1,609)
Others	(801)	(838)
Deferred tax liabilities	$(66,791)	$(74,701)

Presented in long term deferred tax assets	$1,768	$1,810
Presented in long term deferred tax liabilities	$(9,055)	$(9,430)

D.     Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2024	$9,217
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	(1,000)
Balance as of December 31, 2024	$8,944

Details	Unrecognized tax benefits
Balance as of January 1, 2023	$8,490
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2023	$9,217

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

D.     Unrecognized Tax Benefit (continued)

Details	Unrecognized tax benefits
Balance as of January 1, 2022	$7,763
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2022	$8,490

E.     Effective Income Tax

The reconciliation of the Israeli statutory income tax rate to the effective tax rate for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Tax expense computed at statutory rates, see (*) below	$50,008	$134,514	$67,154
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(36,588)	(89,487)	(46,012)
Change in valuation allowance	11,375	2,697	5,911
Permanent differences and other, net	(14,590)	17,588	(1,551)
Income tax expense	$10,205	$65,312	$25,502

(*) The tax expense was computed based on the Israeli statutory corporate income tax rate of 23%.

F.      Net Operating Loss Carryforward

As of December 31, 2024, Tower had no net operating loss carryforward.

As of December 31, 2024, Tower US Holdings had U.S. federal net operating loss carryforwards of approximately $29,000 of which approximately $21,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $8,000 will expire in 2028, unless previously utilized.

As of December 31, 2024, Tower US Holdings had a California state net operating loss carryforward of approximately $11,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the deferred tax asset balances of the U.S. federal and state net operating loss carryforward.

As of December 31, 2024 TPSCo had no net operating loss carryforward.

As of December 31, 2024, TSIT had net operating loss carryforward of approximately $5,500

TSIT recorded a valuation allowance thereby reducing the deferred tax asset balances of net operating loss carryforward.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

G.     Final Tax Assessments

Tower possesses final tax assessments through the year 2021.

Tower US Holdings files a consolidated tax return, including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations for any of the years before 2021 and state and other U.S. local income tax examinations for any of the years before 2020. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final income tax assessments through the year 2020.

TSIT possesses no final income tax assessments.

H.     Pillar Two Model

In December 2021, the OECD released Pillar Two model rules imposed on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in every jurisdiction in which they operate. As of December 31, 2024, the rules have been partially enacted in certain jurisdictions in which the Company operates, however did not impact the Company financial statements, nor its tax payments or liabilities. For all the periods ended December 31, 2024, the Company complied with the transitional safe harbor rules in each of its jurisdictions and it currently assumes that it will be able to postpone the application of the rules for periods that will commence after December 31, 2025.