Form 20-F
period 2025-12-31
TOWER SEMICONDUCTOR LTD
filed 2026-04-30
CIK 928876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:112,534,404 Ordinary Shares. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐     No ☒

FORWARD LOOKING STATEMENTS

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects,” “expects,” “may,” “plans,” or “intends,” or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in “Item 3. Key Information-D. Risk Factors.”

We remind readers that forward-looking statements are inherently subject to risks and uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievements, to be materially different from any forecasted results, plans to expand our operations, plans to develop new technologies or features, forecasted performance, planned activities, or our targeted achievements expressed or implied by such forward-looking statements.

‑‑‑‑‑‑‑‑‑‑‑‑

EXPLANATORY INFORMATION

In this annual report, “Tower” refers to Tower Semiconductor Ltd., an Israeli company, and “we,” “us,” “our,” and the “Company” and words of similar import, refer collectively to Tower and its then-owned and/or consolidated subsidiaries.

All references herein to “dollars,” “US dollars,” “USD” or “$” are to United States dollars; all references to “JPY” are to the Japanese Yen; and all references to “Shekels” or “NIS” are to New Israeli Shekels. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

In 2008, we completed a merger with Jazz Technologies, Inc. (“Jazz Technologies”) and its wholly-owned subsidiary, Jazz Semiconductor, Inc. (“Jazz Semiconductor”), an independent semiconductor foundry specializing in specialty process technologies, which operates a 200mm facility we refer to as Fab 3. As a result of the merger, Jazz Technologies became a wholly-owned subsidiary of Tower and was subsequently renamed Tower Semiconductor NPB Holdings, Inc. (“Tower NPB”) and Jazz Semiconductor was renamed Tower Semiconductor Newport Beach, Inc. (“NPB Co.”).  Following a restructuring, Tower NPB is directly held by Tower US Holdings Inc. (“Tower US Holdings”), a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Tower.

In March 2014, we acquired a 51% equity stake in TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), a company formed by Panasonic Corporation (“Panasonic”). In June 2014, Panasonic transferred its shares and assigned its rights and obligations in TPSCo to its wholly-owned subsidiary, Panasonic Semiconductor Solutions Co., Ltd. (“PSCS”). In July 2020, TPSCo was renamed Tower Partners Semiconductor Co., Ltd. In September 2020, Panasonic sold its shares in PSCS to Nuvoton Technology Corp. (“Nuvoton”), a Taiwan-based company, which is majority-owned by Winbond Electronics Corporation, a Taiwan-based company. Following the sale, PSCS was renamed Nuvoton Technology Corporation Japan (“NTCJ”). TPSCo currently operates two facilities in Toyama, Japan: a 300mm facility (which we refer to as Fab 7) and a 200mm facility (which we refer to as Fab 5). In March 2026, we signed an agreement for the strategic restructuring of our Japan operations, under which Tower will take full ownership of Fab 7, to be held through a wholly-owned Japanese subsidiary of Tower, while NTCJ will take full ownership of Fab 5. The transaction is targeted to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals.

In February 2016, we acquired a factory in San Antonio, Texas, from Maxim Integrated Products Inc. (“Maxim”). The assets and related business that we acquired from Maxim are held and conducted through an indirect wholly-owned U.S. subsidiary, Tower Semiconductor San Antonio, Inc. (“Tower SA”) (formerly named TowerJazz Texas Inc.), which is wholly-owned by Tower US Holdings and operates a 200mm facility (which we refer to as Fab 9).

In 2021, we entered into an agreement with ST Microelectronics (“ST”) to share, under a collaborative arrangement, a 300mm facility with ST in Agrate, Italy, and following  the entry into such agreement, Tower Semiconductor Italy S.r.l. (“TSIT”), a wholly-owned Italian subsidiary of Tower, was incorporated. Under this arrangement, the parties agreed to share the cleanroom space and facility infrastructure, with TSIT installing certain of its own equipment inside the cleanroom in an area which consumes approximately one-third of the total cleanroom space for its foundry customers, which we refer to as “Fab 10.”  TSIT and ST invested in their respective process equipment and worked to accelerate the transfer of process flows to the facility, product development, qualification, and subsequent ramp-up. The comprehensive qualification process was completed during 2024, followed by the commencement of volume production and operations,  managed by ST.

The consolidated financial statements included in this annual report include the results and balances of Tower and its following subsidiaries: (i) its wholly-owned indirect subsidiary Tower NPB, (ii) its majority-owned subsidiary TPSCo, (iii) its wholly-owned indirect subsidiary Tower SA, and (iv) its wholly-owned subsidiary TSIT.

As used in this annual report: “Fab 1” means the factory located in Migdal Haemek, Israel, which Tower acquired from National Semiconductor, Inc. (“National Semiconductor”) in 1993 and operated until 2025. “Fab 2” means the factory located in Migdal Haemek, Israel, established by Tower in 2003. “Fab 3” means the factory in Newport Beach, California, operated by NPB Co. “Arai E” means the factory located in Kurihara 4-5-1, Myoko-shi, Niigata, Japan, operated by TPSCo through mid-2022. “Uozu E” or “Fab 7” means the factory located in Higashiyama 800, Uozu-shi, Toyama, Japan, operated by TPSCo. “Tonami CD” or “Fab 5” means the factory located in Higashi-Kaihotsu 271, Tonami-shi, Toyama, Japan, operated by TPSCo. “Fab 9” means the factory located in San Antonio, Texas, operated by Tower SA.  “Fab 10” means the factory located in Agrate, Italy, managed by ST, in which TSIT shares capacity with ST.

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

TABLE OF CONTENTS

PART I	1
PART II	82
PART III	89
ITEM 17.	FINANCIAL STATEMENTS	89
ITEM 18.	FINANCIAL STATEMENTS	89
ITEM 19.	EXHIBITS	89

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

RISKS AFFECTING OUR BUSINESS

Reliance on acquisitions, establishing new fabs and/or gaining additional capacity for growth involves risks and uncertainties that may adversely affect our future revenues, business and operating results and may require raising funds in such amounts that we cannot assure you we will be able to obtain, or may be on unfavorable terms as far as dilution and/or other financing cost or covenants, which could adversely affect our financial position business and operations.

We may decide to try to attract new customers and expand our business with existing customers and/or enter into new markets by expanding our capacity footprint and business, as we have done during the past two years, with regards to our capacity expansion plans, or through acquisitions of, or joint ventures with, existing facilities or establishing new facilities, or through acquiring access to additional capacity or capacity enhancement in advanced technologies, which may be obtained independently, through capital lease transactions or through third-party collaborations. Our success at such expansion is dependent, in part, on finding suitable partners and targets for acquisitions of existing or new fabs and/or capacity through capacity arrangements with companies that already own fabs, successfully negotiating with the seller and/or partner a reasonable price for the acquisition or engagement, securing financing and completing the expansion plans, obtaining approvals for grants and subsidies, integrating the acquired facilities into our business efficiently and effectively achieving desired synergies and anticipated benefits, and loading the facilities with customer engagements sufficient to cover their operating and other costs. The activities related to expanding our manufacturing sites involve potential liabilities and numerous complex steps, including qualification and duration thereof, developing advanced technologies, procuring equipment necessary for production, process qualification, and facility operational ramp-up~~.~~ We cannot assure you that we will be successful in executing this business strategy or that we will succeed in increasing our market presence and attracting new customers and business and/or expanding our business with our current customers, in order to operate any such additional capacity profitably.

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

•	We may not be able to obtain sufficient financing in a timely manner or financing on favorable terms, which could limit our ability to engage in certain acquisitions and strategic engagements;

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

•
Delays or other issues may impact our ability to timely and successfully ramp up the capacity in such fabrication facilities, including delays in the supply of equipment and/or parts by vendors, delays in equipment installation and/or the qualification schedule, and/or delays in technology process qualification and/or new products’ qualifications; and

•	Partners with whom we enter into agreements to provide additional capacity may not perform in accordance with their obligations.

During the last two years, we have initiated plans to invest an aggregate of $920 million in capital expenditures (primarily machinery and facilities), mainly to expand our silicon photonics (SiPho) and silicon germanium (SiGe) capacity and capabilities, as well as to enhance our power, next-generation and other capacity. There is no assurance that we will be able to complete the installation and qualification of all such machinery in a timely manner to satisfy our customers’ demand, due to reasons such as the conflicts between the United States and Iran, Israel and Iran and Israel and Hezbollah that commenced in February 2026 which has prevented vendors from arriving in Israel and to our fab to install the tools,  and there is no assurance that, by the time all such machinery is installed and qualified, customer demand will require the full or high utilization of such machinery tools.

In March 2026, we signed an agreement for the strategic restructuring of our Japan operations, which are currently organized under TPSCo (a Japanese company held 51% by Tower and 49% by Nuvoton Technology Corporation Japan (NTCJ), a wholly owned subsidiary of Nuvoton Technology Corporation, under which Tower will take full ownership of Fab 7, which will be organized under a wholly owned Japanese subsidiary of Tower, while NTCJ will take full ownership of Fab 5. As part of this restructuring, the companies will enter into mutual long-term supply agreements to ensure continued support for existing customers of both companies. Accordingly, Tower customers currently served through Fab 5 and Nuvoton customers currently served through Fab 7 are not expected to experience disruption to supply or operations. The transaction is targeted to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals. There is no assurance that the transaction will close on that timeline, if at all, or that our customers will not experience disruption, which could impact their relationship with us.

In addition, contingent upon subsidy approval from Japan’s Ministry of Economy, Trade and Industry (METI) following the formal application, and subject to other considerations such as funding, permits and the engagement of contractors and equipment vendors, Tower’s Japanese subsidiary may purchase the adjacent land on pre-agreed terms between Tower and NTCJ, which would be used for a potential new fab shell build-out in order to significantly expand its 300mm capacity and capabilities, through the purchase of machinery and  cleanroom facilities, and related investments, with the necessary capital to be funded in part by us, METI and other cash sources, which may consist of equity investments and/or debt vehicles, or a combination thereof. There is no assurance that METI will grant the subsidy approval, that any subsidies will be in the amount and/or percentage of capital-expenditures as currently expected and needed by the Company to fund part of the cost, that the Company will execute the planned build-out to its fullest extent (if at all), the period it will take to complete this build-out and funding plan, that customer demand will ramp up to levels sufficient to substantially utilize the new capacity following the build-out phase, that future selling prices per wafer and/or costs per wafer will be at the levels currently expected, or that the Company will have sufficient funds to execute such plan, including its related fundraising activities.

An inability to make acquisitions, establish new fabs and/or gain additional capacity for growth, such as the potential new 300mm fab shell that may be build-out in Japan described above, as well as the $920 million capital expenditure plans (primarily machinery and facilities) to (among other things) expand our SiPho and SiGe capacity and capabilities, may require raising funds in amounts that we cannot assure you we will be able to obtain, or which funding may be on unfavorable terms as far as dilution and/or other financing costs or covenants, which may have an adverse impact on our business, financial position and operations.

Over-demand for our foundry services and/or products may result in operational bottlenecks and a loss of customers and revenues, which may adversely affect our profitability and business.

From time to time, in periods during which demand for our foundry services exceeds our capacity and capabilities and we experience high utilization rates in certain of our facilities, we may (i) be unable to fulfill customer demand in whole or in part, in a timely manner or at all, despite commitments to satisfy such demand under supply agreements and customer prepayment arrangements; (ii) be unable to assure next generation customers’ products; or (iii) experience operational bottlenecks, which may cause low or slow performance and/or halt operations or prevent us from being able to manufacture to committed customer contracts and customer prepayment arrangements, and may adversely affect our cycle time, yield and delivery schedule. As a result, we could lose certain of our current and/or potential customers, and/or we may be required to pay penalties and/or repay advances received from customers and/or manage customers’ potential claims, which may adversely affect our reputation, revenues, profitability, business and operations.

We may experience difficulty achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems.

The semiconductor wafer process technology is highly complex, requires advanced and costly direct and indirect materials as well as equipment, and is constantly being modified in an effort to improve operational metrics and indices such as device yields, wafer performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the operational processes, defects in the key materials and tools used to process wafers and other factors can cause wafers to be rejected as non-functional or partially non-functional. Although we continuously enhance our process capabilities and efficiency, from time to time we have experienced operational, technological and process-related problems that have caused extended production time or quality control issues. Operational issues we may face include difficulties in upgrading or expanding existing facilities and in establishing new fabs; unexpected breakdowns in our equipment and/or related facility systems; unexpected events, such as an electricity outage; difficulties in changing or upgrading our process technologies; raw material shortages or impurities; delays in delivery or shortages of spare parts; and difficulties in maintenance and upgrade of our equipment. Should such problems occur to a material degree, we may suffer loss of income, loss of reputation and/or a loss of customers, any of which may adversely impact our business, revenues, financial results and financial condition.

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

NPB Co. operates our Fab 3 facility and its offices under an operating lease agreement that expires in 2030. The landlord has made claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has sought a judicial declaration that NPB Co. committed a material non-curable breach of the lease. The landlord is party to an option agreement pertaining to the Newport Beach site with a third-party, under which such third party believes it has certain collateral or other rights with respect to the site, and has stated that it is considering filing claims against the landlord and/or the Company.  The landlord and the Company dispute the third-party’s claims. To mitigate possible revenue reduction from Fab 3 customers toward the end of the lease period, we initiated cross-qualification of process technologies at our other fabs. The process equipment tools needed to increase capacity and capabilities at certain of our other fabs are costly and require significant investment and qualification time for the new processes and customer specific product qualifications. Failure to complete these activities in a timely manner may materially and adversely affect our long-term overall business, revenues and profitability, at least until all such process equipment tools and technologies are installed and fully qualified for volume production at our other fabs.

Our financial results may fluctuate from quarter to quarter, making it difficult to forecast our future performance.

Our revenues, expenses and operating results may fluctuate significantly from quarter to quarter due to a number of factors which may be beyond our control. These factors include, among others: the cyclical nature of the semiconductor industry and the volatility of the markets served by our customers; changes in the economic conditions of geographical regions where our customers and their markets are located (including global recession, credit crises, export control limitations, banned areas and countries and/or tariffs); increasing energy costs, inventory and supply chain management of our customers; the loss of a key customer, not attracting new designs from key customers, postponement of an order from a key customer or the rescheduling or cancellation of large orders; the occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner, the financial condition of certain of our customers and regulatory or other tariffs or charges that may be imposed in a region in which customers reside; the occurrence of an unexpected event, such as environmental events, an epidemic or pandemic, industrial accidents such as fire or explosions, or electricity outage, that may affect the manufacturing process or shipment of quality products without charging our customers significant additional costs; the timing and volume of orders from customers; regulations applicable to us preventing business engagement with sanctioned entities and embargoes that may restrict our customers and vendors from engaging with us; increased tariffs; our ability to obtain raw materials and equipment on a timely and cost-effective basis; price erosion in the industry and our ability to negotiate prices with our current and new customers; our susceptibility to intellectual property rights’ disputes; our dependency on export licenses and other permits required for our operations and the sale of our services; our ability to maintain existing partners and customers; interest, price index and currency rate fluctuations that were not hedged; and changes in accounting rules affecting our results.

These factors and risks make it difficult to predict our future performance and may ultimately negatively affect our operating results and financial position.

If we do not maintain our current key customers, and/or do not attract new key customers, our business and profitability may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace lost business with new customers, may seriously harm our financial results, revenues and business. We have relationships with several customers that represent a material portion of our revenues. In 2025, 11% of our revenues were generated from NTCJ, 39% of our revenues were derived from an additional seven customers, each of which generated between 4% to 7% of our revenues, and the remaining 50% of our revenues were derived from many other smaller customers. In 2024, 13% of our revenues were generated from NTCJ, 27% of our revenues were derived from an additional four customers, each of which generated between 3% to 11% of our revenues, and the remaining 60% of our revenues were derived from many other smaller customers.  While we renegotiate the terms of our commercial agreements from time to time with our customers, there is no assurance as to the financial impact of any revised terms between us and our customers or the volume of orders they may continue to place based on any revised terms. The loss or reduction in volume or sales price to any of our key customers, whether due to business negotiation, termination or expiration of their signed contract(s), the lack of demand in their markets, their insolvency or their unwillingness or inability to perform their obligations under their respective engagements with us, or our inability to (i) renew our engagements with them on commercially reasonable terms, (ii) fulfill their demand and supply them with wafers with successful performance metrics, or, alternatively, (iii) attract new customers or develop new products and business to replace such lost business, may materially negatively impact our overall business, revenues and profitability.

Our financial results may be adversely affected if we are unable to operate our facilities at satisfactory utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profits.

As is common in our industry, a large portion of our total cost is comprised of fixed costs. Therefore, while during periods in which we operate at high utilization rates we are able to cover our costs, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion are fixed costs which remain constant, irrespective of our capacity utilization. In addition, our depreciation costs and capital expenditure investments, as common in our industry, are relatively high. Our financial results, including our gross, operating and net profits, may be adversely impacted if customer demand for our products is not sufficient to enable us to operate our facilities consistently at satisfactory utilization rates necessary to generate and maintain revenue levels that would cover all of our costs. This issue may be further exacerbated with the ramp-up of new capacity, where we incur fixed costs upon the start of operations while gradually ramping up utilization, causing a decrease in our profit margins.

If we are unable to purchase equipment and/or raw materials and other supplies, or there are delays in the delivery thereof, we may face delays or a temporary halt in operations or other problems. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write such purchases off, which may adversely impact our financial results.

In periods of high market demand, the lead times from order to delivery of equipment could be as long as 12 to 18 months. We also procure used equipment, which can take a long time to qualify, potentially causing delays in our operations. There may be delays in the delivery of equipment and/or raw materials and other supplies to us. Delays in the delivery, installation and qualification of equipment may also result from the recent conflicts between the United States and Iran, Israel and Iran, and Israel and Hezbollah that commenced in February 2026, which has prevented vendors from arriving in Israel to install the equipment, which may impact the timely execution of the $920 million SiPho and SiGE capital expenditure plan described above. Such delays may adversely impact our capacity increase plans and/or utilization and qualification and may cause delays or a halt in operations.  In addition, our processes use many raw materials, including silicon wafers, chemicals, gases, and various metals, as well as other supplies, and require large amounts of fresh water and electricity. Shortages of equipment, raw materials, and other supplies could occur for various reasons, including an interruption of supply due to an epidemic, pandemic, geopolitical, war or security situation, increased industry demand, or a dispute with a supplier. Any such shortage or delay in delivery could result in operational delays that may lead to the loss of existing and/or potential new customers and/or a halt of operations, which may have a material adverse effect on our business and financial results.

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

Our customers use our wafers in a wide variety of applications, in markets which are typically cyclical, e.g., artificial intelligence, communications market, consumer devices and applications, personal computers, handsets, smartphones and other types of devices. Any significant decrease in the demand for these applications, devices or products may significantly decrease our revenue and margins due to lower demand for our wafers and/or lower selling prices per wafer. As demonstrated in the past by downturns in demand in high technology markets, market conditions can change rapidly, without warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us and/or ask for a reduced selling price, which may harm our revenue, business and profitability. The timing, severity and recovery of these downturns cannot be predicted.

During the last two years, we have initiated plans to invest an aggregate of $920 million in capital expenditures (mainly machinery and facilities), to expand our SiPho, SiGe, power, next generation and other capacity, primarily in the SiPho and SiGe processes used across a wide range of our customers’ products, including devices for artificial intelligence (AI) applications. However, as with many emerging applications, the selling price per wafer and demand for semiconductors used in AI may be volatile and difficult to forecast. In a downturn in high-technology markets, the selling price per wafer and demand for our SiPho and SiGe processes may decline, and we may experience oversupply and price pressure. If the selling price per wafer and demand for AI-related products decline, or if demand shifts to process technologies we do not manufacture, our revenues and margins could be adversely affected and may not be sufficient to cover our costs, and we may incur impairment or underutilization charges, which may adversely affect our financial results and financial position.

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

•
the burden and cost of compliance with foreign government regulation, as well as compliance with a variety of foreign laws, and the imposition of regulatory requirements, restrictions on data transfer, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits and the ability to sell products to or buy materials from sanctioned entities;

•
general geopolitical risks, such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships – see the risk factor below entitled: “Political, economic and military instability in Israel and the Middle East region may harm our business”;

•
adverse foreign and international tax rules and regulations, such as withholding taxes deducted from amounts due to us and not refunded to us by the tax authorities and Pillar Two model rules issued by the OECD, introducing a 15% global minimum tax applicable on a jurisdiction-by-jurisdiction basis to multinational corporations, which will result in significant additional income tax expenses for years 2026 and beyond;

•	weak protection of our intellectual property rights in certain foreign countries;

•	delays in wafer shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

The geographical distance between Israel, the United States, Japan, and the rest of Asia and Europe also creates certain logistical and communication challenges. In addition, there has recently been a significant increase, and subsequent uncertainty, in the number of tariffs and other trade restrictions globally.  Uncertainty surrounding the duration, severity, scope, and timing of these trade actions may disrupt international trade and may increase the inability or unwillingness of customers to purchase our products. The escalation or broadening of these trade actions could also significantly increase our costs or impede our ability to sell our products, which could materially and adversely affect our business.  We cannot assure you that we will be able to sufficiently mitigate all risks related to our international operations.

Our financial position and operations may be adversely affected by our long-term debt.

As of December 31, 2025, we had approximately $161 million in consolidated principal amount of outstanding debt, comprised as follows: (1) a TPSCo loan in a principal amount of approximately $92 million, which carries a fixed interest rate of 2% per annum, with principal scheduled to be repaid between 2027 and 2030; (2) Tower’s subsidiaries’ capital lease agreements for machinery and equipment with JA Mitsui Leasing, with aggregate outstanding lease liabilities of approximately $29 million, carrying a fixed interest rate of approximately 2% per annum, payable between 2026 and 2029; and (3) Tower and its subsidiaries’ other capital and operating leases, with aggregate outstanding lease liabilities of approximately $40 million, payable between 2026 and 2032. Debt may have negative consequences on our business, including:

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

In order to service our debt, the applicable interest it carries and other liabilities and obligations and/or to improve its terms and conditions and/or to invest in strategic opportunities for growth and/or business development activities (including the $920 million SiPho and SiGe capital expenditure plan and the abovementioned 300mm potential new fab shell build-out and capacity expansion in Uozu, Japan), we may decide to obtain funds to finance such activities, in part or in whole, from sources including debt vehicles and/or refinancing, the sale of new securities, the sale of intellectual property and/or intellectual property licensing, as well as additional financing alternatives. However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) to allow us to fund our growth plans and/or cover, in a timely manner, all our costs, capital expenditure investments, and all of our scheduled debt detailed above, liabilities, and obligations, which may adversely affect our financial position and operations.

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

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which may lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditure;

•	the net impact of JPY/ USD fluctuations on our JPY income and JPY cost;

•	the repayment schedules of our debt obligations;

•	our ability to fulfill our obligations and meet performance milestones under our agreements;

•	fluctuations in the USD to NIS and USD to JPY exchange rates; and

•	the inflation rates in Israel, Japan, Italy and the United States.

Changes in our effective tax rate may impact our net income and increase our tax payments.

A number of factors can impact our future effective tax rate or tax payments, which could cause fluctuation in our net margins and our financial results, including:

•
Adoption and implementation of a global minimum corporate tax rate under Pillar Two of the Organization for Economic Cooperation and Development (“OECD”) Base Erosion and Profit Shifting (“BEPS”) framework by any of the jurisdictions in which the Company operates, without suspension or changes, will esult in significant additional income tax expense for the years 2026 and beyond, mainly with respect to our Israeli operations.

changes, reduction, cancellation or discontinuation of the tax benefits provided to a “Preferred Enterprise” and its applicability to Tower’s income under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) (see “Item 10. Additional Information—E. Taxation—Israeli Taxation—Law for the Encouragement of Capital Investments, 5719-1959”);

•	changes in the volume and mix of profits earned across jurisdictions with varying tax rates;

•	changes in our business or legal entity operating model;

•	the resolution of issues, including transfer pricing implementation, arising from tax audits;

•	changes in the valuation of our deferred tax assets and liabilities, and in deferred tax valuation allowances;

•	increases in expenses not deductible for tax purposes or deductible over a longer period of time than expected, or changes in available tax credits, including research and development credits; and

•	changes in income tax codes or foreign tax laws or their interpretation.

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

Our sales cycles, which we measure from first contact with a customer to first shipment of wafers ordered, vary substantially, and may last longer than two years, particularly for new technologies. In addition, even after we make initial shipments of prototypes, it may take several more months to reach the targeted maximum quantities. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses and investments before receiving any purchase orders and related revenue. If orders ultimately received are significantly lower than our expectations, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. In addition to the revenue loss, we may be unable to adjust our costs in a timely manner to align with the lower revenue, since a large portion of our cost is fixed cost, which remains constant irrespective of the number of wafers, which may adversely affect our operating results and financial condition.

If we are unable to successfully identify and negotiate with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, including as a result of cessation of operations in any of our fabs, our financial results may be harmed.

From time to time, we may decide to cease operations at a certain facility or discontinue developing certain technology flows due to factors such as changes in company strategy, low margins, low utilization or low customer demand. This may result in unused equipment, inventory and/or other assets that are no longer required to support our customers’ needs, which may be sold to third-party buyers. We also have obsolete equipment or inventory from time to time that we sell in order to streamline our production processes and enhance our overall efficiency. If we are unable to successfully identify and negotiate with potential buyers and sell excess equipment in a timely manner for satisfactory consideration, we may incur losses and additional liabilities and contingencies, which may have a negative effect on our financial results.

Our exposure to currency exchange and interest rate fluctuations may impact our costs and financial results.

We currently operate our fabs in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our operations in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY and NIS. Our revenues are denominated mainly in USD and JPY. Our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. We are, therefore, exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy, which may have a material effect on our costs and financial results due to the periodic evaluation or revaluation of assets, liabilities, costs and income in these currencies.

The majority of TPSCo’s revenues are denominated in JPY, and the majority of its expenses are denominated in JPY, which reduces the net exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s gross, operating and net profits, as the impact on revenues is offset to a large extent by the impact on expenses. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate on profit margins, we have entered into hedging transactions that partially hedge our exposure to currency fluctuations, to contain such fluctuations within a predefined fixed range.

The cost of our operations in Israel, when measured in USD, is influenced by changes in the USD-to-NIS exchange rate, particularly with respect to expenses and costs denominated in NIS. Appreciation of the NIS may increase the costs of the Israeli facility in USD, such as increases in the cost of utilities, taxes, and labor costs that are denominated in NIS, which may lead to the erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure and maintain such exposure within a predefined fixed range.

We depend on intellectual property to succeed in our business, including intellectual property owned by us as well as intellectual property of third parties and we may be party to infringement claims by others.

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

In March 2026, GlobalFoundries filed three lawsuits against the Company in the U.S. International Trade Commission and the U.S. District Court for the Western District of Texas, alleging infringement of certain of its patents. The Company disputes these claims.

We may in the future be party to other infringement claims. In the event any third-party asserts infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

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

If we determine it is necessary to adopt one or several of these alternatives, it may place substantial financial and other burdens on us and hinder our business. If we fail to obtain certain licenses, or if we are involved in litigation relating to alleged patent infringement or other intellectual property matters, it may halt our operations with regards to particular product technologies, which may adversely impact our business and revenues.

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

In addition, our ability to compete successfully depends in part on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights. Because of the complexity of the technologies used and the multitude of overlapping patents, copyrights and other intellectual property rights, it is often difficult for semiconductor companies to determine infringement. As a result, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to intellectual property claims from time to time, some of which have been resolved through license agreements, the terms of which have not had a material effect on our business. The Company is currently party to three infringement claims brought by GlobalFoundries in the U.S. International Trade Commission and the U.S. District Court for the Western District of Texas alleging infringement of certain of its patents. The Company disputes these claims.  Failure to prevail in such claims may negatively impact our business.

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

We have established relationships with design automation vendors and third-party design service companies to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully, including their schedule and budget requirements, depends in part on the availability and quality of the relevant services, tools and intellectual property provided by these vendors and providers. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, thereby potentially harming our business. In addition, with respect to third-party intellectual property that is required for our technology development and operations, if problems or delays arise with respect to the timely development, quality and provision thereof to us, our customers’ products may be delayed, resulting in underutilization of our capacity. If any of our intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.

Compliance with existing or future governmental export regulations may reduce our sales or increase our operational costs.

The export of wafers from our foundries to the destinations requested by our customers may be subject to U.S., Israeli, Italian and/or Japanese export control and other regulations established by other countries. Compliance with existing or evolving U.S., Israeli, Italian, Japanese or other applicable governmental regulations or obtaining timely domestic or foreign regulatory approvals or certificates may materially disrupt our business such as by reducing our sales or requiring extensive modifications to processes that we use, which could require extensive modifications to our customers’ products and/or increase our operational costs. We may not export products using or incorporating controlled technology without obtaining an export license, which may not always be granted. Similarly, we may be required to obtain export licenses for equipment we may seek to sell, and such licenses may not be granted in a timely manner or at all. These restrictions may make foreign competitors who are subject to less stringent controls on the export of their products more competitive in the global market. In addition, within our compliance procedures and export control assessments, we use certain software tools to flag sanctioned entities and require our customers to complete certain forms to provide required information. If such software tools fail to identify sanctioned entities, or information provided by customers is inaccurate or insufficient, we may unknowingly violate applicable regulations, which could expose us to fines, penalties, or restrictions on our export activities.

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

Significant portions of the employees at Fab 3 and at TPSCo’s fabs in Japan are represented by unions and covered by collective bargaining agreements. We cannot predict the effect that union representation or future organizational activities will have on our operational costs and business. We cannot assure you that our fabs will not experience a material work stoppage, strike or other collective action in the future, or incur increased costs in connection with the renewal of such bargaining agreements or other potential union activities, which may disrupt our fabs’ continued operations, their costs, operational performance metrics, and our operational and financial results. In addition, there have been attempts, including recently, by the General Federation of Labor in Israel (“Histadrut”) to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires that at least one-third of the Israeli employees join the Histadrut, and in such a case, all employees would be liable to pay its membership fees.  While the Histadrut’s attempts have not succeeded to date, if a representative labor union were to be established in the future, we would need to conduct negotiations with the representative labor union and the Histadrut regarding the terms of employment and benefits of the employees, which could result in the incurrence of additional labor costs and/or work stoppages, which in turn could adversely affect our business and financial results.

Climate change may negatively affect our business.

There is significant concern regarding climate change and its potential dramatic effects on human activity if no aggressive remediation steps are taken. Legislative developments with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs. Scientific examination of, political attention to, and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased operational costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane, tetrafluoromethane (CF4), hexafluoroethane (C2F6), octafluororopane (C3F8), octafluorobutane (c-C4F8), suflur hexafluoride (SF6), nitrogen trifluoride (NF3), trifluoromethane (CHF3) and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. In addition, there are restrictions and limited quota imposed by the Israeli government that restrict the import of certain of such materials and we may be unable to obtain all material required for our operations.  These developments and further legislation that is likely to be enacted, such as changes in environmental regulations on the use of per fluorinated compounds, may increase our operational costs, which may adversely affect our results of operation and financial condition.

Compliance with U.S. rules and regulations concerning conflict minerals may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost and may adversely affect our business.

Our industry relies on raw materials that consist of, contain or incorporate certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries that are subject to regulation. These minerals are commonly referred to as conflict minerals. Conflict minerals that may be used by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. We are currently subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require due diligence and disclosure as to whether our products contain conflict minerals. Any regulatory changes concerning the use of conflict minerals could adversely affect the sourcing, availability and pricing of the materials used in the manufacturing process of our products. In addition, we will likely incur additional costs to comply with any new conflict minerals rules, including costs related to potential additional disclosure requirements and conducting additional diligence procedures to provide additional information with respect to the sources of conflict minerals that may be used in, or necessary to the production of, our products and, if applicable, potentially making changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm and/or may lose customers if we determine that certain of our products, processes or sources of supply use conflict materials from countries directly or indirectly financing or benefitting armed groups, which would require us to ensure that such source responsibly sources minerals in conformance with applicable standards or change the source of supply and may adversely impact our revenue and business.

Security, cyber and privacy breaches may harm our business and operations.

Any security breach, including those resulting from a cybersecurity attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our fab operations, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third‑party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our, our customers’, our employees’ or any other third-party’s confidential information, our reputation may be damaged, we may face potential disruption and loss, especially due to the possible substantial damage if operations cannot be quickly restored, our business may suffer, and we could incur significant liability.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be recognized until launched against a target. The rapid expansion in the availability and sophistication of AI and ML driven tools is significantly reshaping the cyber threat landscape.  These tools are increasingly being leveraged by malicious actors to automate, scale and refine cyberattacks, making them more targeted, convincing and difficult to detect. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. If an actual or perceived material security breach occurs, the market’s perception of our security measures may be harmed and we could lose sales and customers as well as incur operational damage to our equipment and/or products.

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

While we engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and our environment, such initiatives may be costly and may not generate the desired impact. Actions that we may take or statements that we may make based on expectations, assumptions, or third-party information that we currently believe to be reasonable, may subsequently be determined to be erroneous or subject to other interpretations. Our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be requested to adjust or improve certain ESG initiatives and/or disclosures.

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

If we are unable to successfully deploy artificial intelligence (“AI”) and/or machine learning (“ML”), we may suffer a competitive disadvantage.

AI and ML are increasingly being adopted across the semiconductor industry and the broader markets in which we and our customers operate, and the development, deployment and integration of AI and ML capabilities may become an increasingly important factor in our ability to compete effectively, improve operational efficiency, support our research and development efforts and meet evolving customer expectations. We are evaluating AI and ML tools across our products, services and internal business operations. If we are unable to successfully deploy AI and/ or ML across our products and services and our business operations and adequately anticipate and keep pace with developments in the AI and ML space, and if our peers are successful in doing so, we may suffer a competitive disadvantage, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the rapid growth of AI and ML tools expands both the scope and complexity of the risk environment, including cyber risks, and requires continuous governance and organizational awareness.  In the event that AI and/ or ML is not used responsibly in our products and services, it may result in reputational or financial harm and liability and may cause us to incur costs to resolve such issues. The use of AI and ML poses emerging legal, social, and ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. Leveraging AI and ML capabilities to potentially improve our internal functions and operations may present further risks, costs, uncertainties and challenges.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a foreign private issuer, which means we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including the proxy rules and the rules requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q and current reports on Form 8-K. We furnish and intend to continue furnishing information regarding our quarterly financial results to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. In addition, our principal shareholders are not subject to Section 16(a) of the Exchange Act, which requires disclosure with respect to trading activity in the issuer’s securities, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following (see “Item 16G. Corporate Governance”). The public reporting and disclosure rules to which we are subject under the Exchange Act, and the corporate governance practices that we are permitted to follow, may provide less protection to our investors than is accorded to investors under rules applicable to domestic U.S. issuers.

We do not expect to pay dividends in the foreseeable future.

We currently intend to use our future cash and earnings, along with our existing cash balance and deposits, to finance our growth and acquisition strategy, capacity expansion, ongoing operations, and other business and operational needs, including the $920 million capital expenditure plan in order to support our SiPho and SiGe capability and capacity growth at Fabs 2, 3, 7, and 9, the possible expansion of the 300mm capacity and capabilities build-out in a new shell in Uozu, Japan, adjacent to Fab 7 (subject to METI subsidies and other considerations), and the additional equipment for the Agrate facility.  Therefore, we do not anticipate paying dividends in the foreseeable future. We may, however, use our existing cash balance and/or future cash earnings to execute share repurchases. Our board of directors has sole discretion regarding whether to pay dividends or adopt a share repurchase program. If our board of directors decides in the future to pay dividends or adopt a share repurchase program, the form, timing, frequency and amount will depend on several factors, including our future growth and acquisition strategy, our capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions, the trading price of our ordinary shares, and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) and regulations thereunder impose conditions on our ability to declare and pay dividends and/or execute share repurchases.  Payment of dividends and share repurchases may also be subject to Israeli withholding taxes. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights” and “Item 10. Additional Information—E. Taxation—Israeli Taxation” for more information. If you are considering investing in our ordinary shares, you should not rely on future dividend income and/or share repurchases, and any gains from the investment will likely depend on the price performance of our traded ordinary shares, which may or may or may not be favorable.

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

Since the October 7, 2023 attacks by Hamas terrorists on Israel’s citizens in areas in the south of Israel, which resulted in extensive deaths, injuries and kidnapping of civilians and soldiers, there have been ongoing hostilities between Israel and Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through Iranian proxies, such as the Houthi movement in Yemen.  Most recently, in February 2026, hostilities escalated across the region, involving Iran attacks on Israel, renewed conflicts between Israel and Hezbollah, and Iranian strikes against U.S. and other targets in the Gulf region. While temporary ceasefires between the United States, Israel, and Iran, and between Israel and Hezbollah, were reached in April 2026 and remain in effect as of the date hereof, there can be no assurance that the temporary ceasefire agreements will be upheld or that permanent ceasefires will be reached, and the situation in Israel and the region remains highly volatile. The intensity and duration of attacks by Hamas, Hezbollah, Iran, and other neighboring countries against Israel is difficult to predict, as are economic implications on our business and operations and on Israel’s economy, in general.

In connection with the ongoing war and hostilities, several hundred thousand Israeli military reservists were drafted to perform military service. While we have not been materially adversely impacted to date by any absences of our personnel, the absence of a significant number of our employees (including key employees) related to their, or their spouse’s, active military reserve duty, which may be for extended periods of time, could disrupt our operations and materially and adversely affect our Israeli operations, as well as our business and results of operations.

We have robust business continuity procedures in place, including multi-site qualification of certain process flows and information technology safeguards. However, with regard to our capacity expansion plans involving equipment installation by foreign vendors and others in Israel, and ongoing tool maintenance, there is no assurance that we will be able to complete the installation and qualification of all such equipment in a timely manner to satisfy customer demand, due to the inability of such vendors to travel to Israel and arrive to the fab to install and/or repair tools due to the abovementioned war. Further, there is no assurance that, by the time all such machinery is installed and qualified, customer demand will require full or high utilization of such machinery tools and there is no assurance that the renewal or continuation of the US/Iran/Israel/Hezbollah conflict will not negatively impact our ability to install the machinery in our Israeli fab located in the northern part of Israel, as a result of vendors’ inability to arrive to Israel, damage to the fab or otherwise. These events could lead to increased costs, loss of business opportunities, a slower-than-expected installation schedule, lower-than-expected margins, loss of customers, risks to employee safety, and challenges to business continuity, potentially resulting in business and financial losses.

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

The continuation of the war also led to a deterioration in certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as Moody’s, S&P Global, and Fitch.

The global perception of Israel and Israeli companies is influenced by the actions of international judicial bodies, which may lead to increased sanctions and other negative measures against Israel and Israeli companies, including boycotts of Israeli goods and services or restrictions on doing business with Israel and Israeli companies. These restrictions may materially limit our ability to obtain raw materials from these countries or sell our products to companies in these countries. In addition, the political and security environment in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners, may adversely affect our operations and make it more difficult for us to do business and raise capital, and may adversely affect the share price of publicly traded companies with operations in Israel, such as us.

In addition, political conditions within Israel may affect our operations. Prior to the October 2023 war and again recently, the Israeli government has pursued changes to Israel’s judicial system.  In response to these developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability and/or civil unrest. Actual or perceived political instability in Israel, or any negative changes in the political environment, may adversely affect the Israeli economy and, in turn, our business, financial condition, and results of operations.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors, or to assert U.S. securities law claims in Israel or serve process on our non-U.S. resident officers and directors.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a pure-play independent specialty foundry, and as such we are dedicated to providing high-value, high-quality, processed wafers to our customers for their end products and end users. Our foundry processes use chemical materials, chemical processes and other materials and equipment on silicon wafers, based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own.  We currently offer process technology geometries of 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use our wafers in their end products, which are sold and/or used in diverse markets, including consumer applications, personal computers, communications, data centers, handsets and smartphones, automotive, industrial, aerospace and medical devices.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value, high quality, wafer foundry services. We use standard analog CMOS process technology, as well as specialized specific technologies including CMOS image sensors, non-imaging sensors, micro-electromechanical systems (MEMS), wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), silicon photonics (SiPho), including silicon and advanced low-loss silicon nitride waveguides, high voltage CMOS, and power management technologies. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our experience and expertise gained during more than thirty years of operation, we differentiate ourselves by creating a high level of value for our customers through innovative technological processes, design and engineering support, competitive operational indices, and dedicated customer service.

Tower Semiconductor Ltd., an Israeli company, was founded in 1993 with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, known as our Fab 1 facility, and commenced operations as an independent foundry.  During 2025, in response to anticipated changes in market dynamics and customer demand, we discontinued operations at Fab 1 and consolidated certain flows into Fab 2, also located in Migdal Haemek, Israel, in order to streamline our production processes and enhance our overall efficiency. We are currently commencing use of some of the Fab 1 facility for the expansion of certain Fab 2 activities.

In 2003, we commenced production at Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 currently supports geometries of 0.18- and 0.13-micron, utilizing advanced CMOS technology, including SiGe, SiPho, CMOS image sensors, magnetic sensors, advanced analog, RF (radio frequency) - specifically RF switches on SOI - power ICs, power discrete, and mixed-signal technologies.

In 2008, we merged with Tower NPB, which holds 100% of NPB Co. and operates Fab 3, located in Newport Beach, California, U.S. Fab 3 specializes in specialty process technologies for silicon photonics and analog and mixed-signal semiconductor devices, and supports geometries ranging from 0.50- to 0.13-micron. NPB Co.’s specialty process technologies support applications requiring advanced analog, radio frequency, high voltage, bipolar, SOI, silicon germanium bipolar complementary metal oxide (BiCMOS), and silicon photonics processes.

In 2014, we acquired from Panasonic 51% of a newly established company, TPSCo, which became a foundry for the sale of wafers to Panasonic and other third-party customers, using three factories established by Panasonic in Hokuriku, Japan (Uozu E, Tonami CD and Arai E). Pursuant to the transaction, Panasonic transferred its capacity tools (8 inch and 12 inch) at these three fabs to TPSCo. TPSCo focuses on 65nm and 180nm geometries for RF, power management and CMOS image sensor wafers, products and applications. In July 2022, the operations in Japan were reorganized and restructured such that the Arai factory, which solely served NTCJ and did not serve Tower or TPSCo foundry customers, ceased operations, while the operations at the Uozu and Tonami facilities remained unchanged. In March 2026, we signed an agreement for a strategic restructuring of our Japan operations, under which Tower will take full ownership of the 300mm Fab 7 to be organized under a wholly owned Japanese subsidiary of Tower, while NTCJ will take full ownership of the 200mm Fab 5. As part of this restructuring, the companies will enter into mutual long-term supply agreements to ensure continued support for the existing customers of both companies. Accordingly, Tower customers currently served through Tonami Fab 5 (200mm) and Nuvoton customers currently served through Uozu Fab 7 (300mm) are not expected to experience any disruption to supply or operations. The transaction is targeted to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals.

In 2016, we acquired Fab 9, located in San Antonio, Texas, U.S., from Maxim. The assets and related business that we acquired from Maxim are held and conducted through one of our wholly owned U.S. subsidiaries, Tower SA. Fab 9 supports process geometries ranging from 0.80-micron to 0.18-micron using CMOS, power management and analog based technologies, SiGe and SiPho.

In 2021, we entered into an agreement with ST to share, under a collaborative arrangement, a 300mm facility being constructed by ST in Agrate, Italy, and following the entry into such agreement, TSIT, a wholly owned Italian subsidiary of Tower, was incorporated. Under this arrangement, the parties agreed to share the cleanroom space and facility infrastructure, with the Company installing certain of its own equipment inside the cleanroom in an area that comprises approximately one-third of the total cleanroom space for its foundry customers, which we refer to as “Fab 10”.  TSIT and ST invested in their respective process equipment and have been working to accelerate the transfer of process flows to the facility, product development, qualification, and subsequent ramp-up. The comprehensive qualification process was completed during 2024, followed by the commencement of volume production and operations, which were, and will continue to be, managed by ST.  Fab 10 supports process geometries of 65 nm using RF SOI analog-based technologies.  In September 2023, Tower and Intel signed an agreement under which Intel undertook to build a capacity corridor at Tower’s instruction, to enable Intel to manufacture wafers for Tower’s customers at Intel’s 300mm facility in New Mexico, U.S. Intel expressed its intention not to perform under the agreement, and the parties are presently in a mediation process.

During the last two years, we have initiated plans to invest an aggregate of $920 million in capital expenditures (mainly machinery and facilities), primarily to expand our SiPho and SiGe capacity at Fabs 2, 3, 7 and 9, as well as to enhance our power next generation and other capacity. Specifically with respect to SiPho, during 2026, we have engaged with certain customers for committed capacity reservation through 2028 in exchange for prepayment received and to be received, which would be credited to them against their future purchases.

Our executive offices and Israeli facility are located in the Ramat Gavriel Industrial Park, Shaul Amor Street, Post Office Box 619, Migdal Haemek, 2310502 Israel, and our telephone number is 972-4-650-6611. Our agent for service of process in the United States is Tower Semiconductor USA, Inc. located at 2570 North First Street, Suite 480 San Jose, CA 95131.

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

B. BUSINESS OVERVIEW

INDUSTRY OVERVIEW

Semiconductor devices are critical components in a variety of applications, from computers and data centers, consumer applications, infrastructure, artificial intelligence and communications, to industrial, military, medical and automotive applications. Rapid changes in the semiconductor industry frequently make recently introduced devices and applications obsolete within a very short period of time. With the increase in their performance and decrease in their size and resulting decrease in cost, the use of semiconductors and the number of their applications have increased significantly.

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

For many years, the two basic functional technologies for semiconductor products have been digital and analog. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of end products such as digital still cameras, x-ray medical applications, flat panel displays, personal computers, cellular handsets, smartphone, telecommunications equipment, data center wired communications, consumer applications, automotive and industrial products. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices which can process both analog and digital signals.

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

increasing demand for complex products, have created an expanding market for outsourced foundry process manufacturing services. Foundries can cost-effectively supply advanced process technology services to even the smallest fabless companies by creating economies of scale through pooling the demand of numerous customers. In addition, customers whose IC designs require process technologies other than standard digital CMOS have created a market for independent foundries that focus on providing specialized process technologies. Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of dice on each wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced silicon photonics technologies, analog CMOS, specialized RF devices on SOI, radio frequency CMOS (“RF CMOS”), CMOS image sensors (“CIS”), non- imaging sensors, high voltage CMOS, bipolar CMOS (“BiCMOS”), silicon germanium BiCMOS (“SiGe BiCMOS”), bipolar CMOS double-diffused metal oxide semiconductor (“BCD”), NVM technologies and special devices for AI technologies. Due to our extensive and diversified work in specialized process technologies, we have the required skills to provide quality and flexibility in this technology intensive environment which is rapidly changing. We work closely with our customers to provide them with unique and specialized solutions needed for their business success.

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

Our customers are semiconductor fabless companies, semiconductor IDMs, and module integrators for AI and data centers, for whom we serve as either a sole source or second source. We facilitate the seamless integration of their semiconductor designs into wafer processing, enabling them to rapidly and cost-effectively bring high-performance, highly integrated end products to market. We believe that our technological strengths and commitment to customer service have allowed us to establish a unique position in large, high-growth specialized markets. These markets include silicon photonics for AI and data center communications, RF for smartphones, IoT, infrastructure communications, power management and CMOS image sensors for industrial, automotive, medical, and consumer end markets.

Our manufacturing process uses specialty process technologies, mostly based on CMOS process platforms with added features to enable special and unique functionality, decreased footprint of products, competitive performance and cost advantages for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex than products made using standard process technologies employing similar technology nodes. Generally, customers that use our specialty process technologies cannot easily transfer designs to another foundry because the analog characteristics of the design are dependent upon the specific process technology used. The specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself. In addition, the relatively small engineering community with specialty process expertise and the significant investment required for development or transfer and maintenance of specialty process technologies has limited the number of foundries capable of offering specialty process technologies. We believe that our specialized process technologies combined with dedicated design enablement capabilities distinguish our services and attract industry-leading customers.

With our world-class engineering team, well established foundry process methodologies and vast experience, we offer state of the art factories for core bulk CMOS and specialized technologies such as RF SOI, SiPho, SiGe, BCD, Image sensors and MEMS, among others.

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

We continuously aim to expand our capacity and capacity flexibility across our different technologies.  To accomplish this, we invest in expanding our facilities’ capacity and acquire external capacity, through establishment of new fabs or fab acquisitions, as we have done in the past, independently or through third-party collaboration and/or funding (including cash, equity, or in-kind investment). We also offer, from time to time, a wide range of support services for the establishment of new semiconductor fabrication facilities or the ramp-up of existing facilities owned by third parties, using our technological, operational, and integration expertise, for which we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights, all subject to the definitive agreements underlying such projects.

We derived a significant amount of our revenues for the year ended December 31, 2025 from our target specialized technologies: RF CMOS, including RF SOI (RF CMOS on silicon-on-insulator), SiGe BiCMOS, SiPho, power ICs, discrete devices and CMOS image sensors. We are highly experienced in these technologies, having been an early entrant and having developed unique proprietary technologies, including through licensing and joint development efforts with our customers and other technology companies.

Silicon Photonics (SiPho)

In recent years, silicon has also been used to control optical signals in SiPho technology. This technology reduces the cost of assembling optical transceivers, which convert optical signals to electrical signals and vice versa, by providing a platform that integrates multiple functions on a single silicon chip instead of requiring multiple discrete components. The platform enables the integration of photodetectors, optical modulators, and other optical components, which were previously assembled as discrete compound semiconductor components in optical transceivers modules that can now be integrated into a single die, potentially lowering cost, reducing footprint, and improving the performance of advanced optical transceivers. Such technology utilizes much of the same semiconductor equipment used to manufacture CMOS, benefiting from the extensive installed base and manufacturing efficiency, and enables a high level of scalability in response to market growth. SiPho chips fabricated in our fabs are used in optical transceivers, mainly for pluggable connections, and include waveguides, beam splitters, optical modulators and photodiodes, used for laser light monitoring. Tower also provides a platform that embeds InP lasers in the SiPho chip.

Our industry-leading silicon photonics platform targets AI, data center communications and other optical applications, such as CWFM LiDARs, among others. The SiPho process complements our SiGe BiCMOS processes by offering a companion solution that integrates optical components in the expanding data communications market. We currently have in high-volume production, a 200mm platform (PH18) and a 300mm platform (PH45) that have benefited from AI-driven growth in optical interconnects, making them leading SiPho platforms in the 400Gb/s to 1.6Tb/s market. We are ramping our latest 1.6Tb/s platform into high-volume production and are developing and prototyping various advanced technologies aimed at a next-generation 3.2Tb/s platform, as well as co-packaged optics (“CPO”) for the future. These technologies include wafer-to-wafer bonding, lasers (including DWDM lasers), III-V modulators and TSVs, all embedded in the SiPho chip.

SiGe BiCMOS for RF and High-Performance Analog

Our SiGe BiCMOS process technologies offer more features than RF CMOS or standard BiCMOS processes and are well suited for advanced RF and high-performance analog semiconductors, such as high-speed, low-noise front-end wireless components, optical and copper-wired networking components, automotive radar components, hard-disk drive pre-amplifiers, power amplifiers, and low-noise amplifiers. These technologies generally incorporate silicon germanium bipolar transistors, which are formed by depositing a thin layer of silicon germanium within a CMOS process, to achieve higher speed, lower noise, and more efficient power performance than regular CMOS process technology. SiGe BiCMOS can achieve speeds equivalent to those demonstrated in standard RF CMOS processes that are two process generations smaller in line width. For example, a 0.18 micron SiGe BiCMOS process can achieve speeds comparable to a 90 nanometer RF CMOS process. This allows for the creation of analog products using larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard RF CMOS process technology. In addition, our SiGe technology supports high voltages not available in very advanced CMOS technology nodes. We have developed enhanced tool capabilities in collaboration with large semiconductor tool suppliers to achieve high-yield SiGe volumes. We believe this equipment and related process expertise position us as one of the few companies with demonstrated ability to deliver SiGe BiCMOS products. We currently have 0.35 micron, 0.18 micron and 0.13 micron SiGe BiCMOS technologies available in mass production and recently added a 65nm SiGe BiCMOS platform for our customers’ most advanced next-generation products.

RF CMOS

Many RF products today are built using RF CMOS technology on silicon-on-insulator (“SOI”) substrates (RFSOI). These RFSOI process technologies include devices optimized to deliver higher performance and improved isolation compared to those in bulk RFCMOS processes. We currently utilize RFSOI process technologies at 0.18 micron, 0.13 micron and 65 nanometer lithography nodes to fabricate various devices, including antenna switches with record figures of merit (“FOM”) and front-end modules, which are integral to state-of-the-art products, such as modern smartphones.

Power and Power Management ICs

Our power technologies are divided into low-voltage BCD offerings and high-voltage offerings, including 140V Resurf, 200V SOI, and 700V ultra-high voltage technologies. Our low-voltage BCD process technologies offer more features than advanced analog CMOS processes and are well-suited for power and driver semiconductors, such as voltage regulators, battery chargers, power management products, envelope trackers and power controllers in handset RF front-end-modules and audio amplifiers. These technologies generally incorporate higher voltage CMOS devices than advanced analog CMOS processes, such as 5V, 8V, 12V, 40V, and 60V (Breakdown Voltage) LDMOS devices, and in the case of BCD, bipolar devices integrated into an advanced analog CMOS process. We currently offer BCD technologies at 0.18 micron on 200mm wafers and 65 nanometer on 300mm wafers.

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

CMOS Image Sensors

CMOS image sensors are ICs used to capture an image in a wide variety of consumer, medical, automotive and industrial market applications, including camera-equipped cell phones, digital still, video, security and surveillance cameras, industrial and inspection cameras, medical X-ray and automotive cameras and LiDARs. Tower provides silicon proven pixels as IP to its customers to facilitate fast time to market and first-time success of their sensor designs. This pixel library includes rolling shutter and global shutter pixels as well as time-of-flight pixels, ranging from 1.25um to 150um, for a variety of applications. We support stitching technology for large sensors as well as state of the art backside illumination (BSI) and stacking technology, including deep trench isolation (DTI) for low cross talk.

MEMS and Displays

In the MEMS area, we utilize MEMS switch technology for rapid RF antenna switching and accelerometers for various applications. The rapid growth of the VR headset and AR glasses markets has generated significant demand for high-resolution OLED small displays, which can only be manufactured on a silicon backplane. We have developed a highly competitive silicon backplane technology for the OLEDoS (OLED on Silicon) market, primarily targeting the VR and AR sectors. Our offering encompasses a 5V-based platform featuring extended 8V native LDMOS ultra-low-leakage transistors and high-density capacitors. Due to the large size of these displays compared to standard CMOS dies, we anticipate considerable growth in this market.

We continue to strategically invest in technology designed to enhance performance and integration levels while simultaneously reducing the cost of analog and mixed-signal products. This initiative includes improving the density of passive elements, such as capacitors and inductors; developing novel passive elements; enhancing the analog performance and voltage-handling capabilities of active devices; and integrating additional advanced features and devices into our specialized CMOS processes.

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

The primary customers of our foundry and design services are fabless semiconductor companies and IDMs (including module integrators). Our customer base includes leaders in the analog and mixed-signal industry, serving a variety of end market segments. For the year ended December 31, 2025, 11% of our revenues were generated from NTCJ, 39% of our revenues were derived from an additional seven customers, each of which generated between 4% and 7% of our revenues, and the remaining 50% of our revenues were derived from many other smaller customers. For the year ended December 31, 2024, 13% of our revenues were derived from NTCJ, 27% of our revenues were derived from an additional four customers, each of which generated between 3% and 11% of our revenues, and the remaining 60% of our revenues were derived from many other smaller customers. For the year ended December 31, 2023, 14% of our revenues were generated from NTCJ, 30% of our revenues were derived from an additional four customers, each of which generated between 3% and 9% of our revenues, and the remaining 56% of our revenues were derived from many other smaller customers.

The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated:

	Year ended December 31,
	2025	2024	2023
United States	42%	42%	46%
Japan	13%	16%	17%
Asia, excluding Japan	39%	33%	27%
Europe	6%	9%	10%
Total	100%	100%	100%

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

To promote our products, technology offerings, and services, we publish press releases, articles in technology journals, and white papers. We present and participate in panel sessions at industry conferences, host a variety of regional and international technology seminars, and exhibit at various industry trade shows. We regularly discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and existing customers. In addition, we hold annual conferences called TGS (Technology Global Symposium) in various geographic regions and regularly engage with industry and research analysts.

Our customers use our processes to design and market a broad range of analog and mixed-signal semiconductors for diverse end markets, including wired and wireless high-speed optical and electrical communications, consumer, automotive, medical, security, and industrial applications. We sell wafers for a wide range of applications, including silicon photonics ICs (PICs) and SiGe (EICs) for fiber optic transceivers; high-performance antenna switches, transceivers, and power management circuits for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers, and drivers for consumer applications; terrestrial satellite communication; high-end video cameras, dental and medical x-ray vision, industrial cameras, and focal plane arrays for imaging applications; controllers for power amplifiers and switching chips in cellular phones; and wireline interfaces for switches, routers, and magnetic field sensors.

COMPETITION

The competitive dynamics within the global semiconductor foundry industry are subject to change as companies expand their technology portfolios, enter new markets, or adjust their strategic focus. This industry is technology-driven, with constant advancements in capacity, equipment, process technologies, materials, and design methodologies. We compete most directly in the specialty segment with foundries such as GlobalFoundries (mainly in the RF space), Vanguard Semiconductor, DongBu, X-Fab, and Hua Hong Semiconductor. We also compete in certain areas with pure-play, advanced technology node-driven foundry service providers that also provide specialty technologies, such as Taiwan Semiconductor Manufacturing Corporation (TSMC), United Microelectronics Corporation (UMC), and Semiconductor Manufacturing International Corp. (SMIC). Although these three pure-play semiconductor foundries primarily compete against one another and focus on 12-inch deep-submicron CMOS processing, each also offers specialty process technology and capacity.

The rest of the foundry industry, including existing Chinese, Korean, and Malaysian foundries, generally targets either industry-standard 8-inch and 12-inch CMOS processing or specialty process technologies. Most competitors, particularly those based in the Asia-Pacific region, benefit from their proximity to key markets and, in some cases, from local government incentives and the integrated design and manufacturing ecosystems prevalent in these areas. However, global efforts to diversify semiconductor manufacturing bases are beginning to challenge this dynamic, signaling a shift toward a more geographically dispersed competitive landscape.

Geopolitical factors and trade policies can significantly impact the semiconductor industry. Restrictions, trade tensions, tariffs, and policies promoting domestic employment and wafer manufacturing can influence foundries’ financials, business operations and competitive positioning.

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

We aim to compete primarily on the basis of advanced specialty analog/mixed-signal technology, research and development, breadth of process offerings, production quality, technical support, and our design and engineering services. Our highly differentiated specialty offering and proven track record in analog/mixed-signal markets, as well as in the Silicon Photonics market, enable us to effectively compete with larger foundry service providers.

Some semiconductor companies have advanced their CMOS designs, including mixed-signal, down to 28 nanometers and below. These smaller geometries may offer customers performance and integration features that are comparable to or exceed those offered by our specialty process technologies, and they may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes, and some of our potential and existing customers could elect to design these advanced CMOS processes into their next-generation products. We are not currently capable, nor do our current plans include, any technology or operations using CMOS processes at such smaller geometries.

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

Circuit Design. This process begins when a fabless company or IDM designs (or engages a third-party or us to design) the layout of a device’s components and designates the interconnections between each component. The result is a pattern of components and connections that defines the function of the end product. After the product design is completed, foundries provide processing services for these companies’ device designs.

Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a reticle or mask, which serves as the blueprint for each specific layer of the semiconductor wafer. We engage external mask shops to manufacture these masks.

Wafer Processing. This involves a series of processes in which photosensitive material is deposited on the wafer and exposed to UV light through a mask, including hundreds of steps (moves) per wafer, such as photolithography, oxidation, etching, stripping of different layers and materials, ion implantation, deposition of thin film layers, chemical mechanical polishing, and thermal processing. The final step is wafer probing, which involves inspection of each unit in order to identify those that are operable for assembly. Customers often use third-party service providers to perform wafer probing.

Assembly and Test. In this phase, the wafers are transferred to assembly and test facilities. During the assembly process, each wafer is cut into dice, or individual semiconductors, and tested. Defective dice are discarded, while good dice are packaged and assembled. Assembly protects the product, facilitates its integration into the target systems, and enables heat dissipation. Following assembly, the functionality, voltage, current, and timing of each product are tested, including the optical parameters of the SiPho products. After testing, the completed product is shipped either to our customer or to our customer’s printed circuit board manufacturing facility. Our customers often use third-party service providers to perform wafer assembly and testing, and, to a smaller extent, parts of this process may be performed independently by us.

RAW MATERIALS

Our processes utilize various raw materials, including silicon wafers, chemicals, gases, and different types of metal targets. Although most of our raw materials are available from multiple suppliers, certain materials are purchased from sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliable delivery times, and to maintain multiple sources for each raw material whenever feasible so that a quality or delivery issue with any one vendor will not adversely affect our operations. We may establish long-term supply agreements with our vendors where necessary or beneficial to Tower.

Our general inventory policy is to maintain sufficient stock of each principal raw material to meet operational needs and rolling forecasts of near-term customer requirements. In addition, we have agreements with some material suppliers under which they reserve certain levels of inventory in their warehouses for our use. We typically work with our vendors to plan our raw material requirements on a monthly basis, with pricing generally set on an annual basis. The actual purchase price is generally determined based on prevailing market conditions. Although we have not experienced any material effect on our operations due to a shortage of raw materials, and current supplies of the raw materials we use are adequate, shortages could occur in various critical materials due to supply interruptions or increased industry demand.

The most important raw material we use is the silicon wafer, which is our primary raw material. We have historically obtained, and believe that we will continue to obtain, a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers, and based on these long-term relationships, we believe that these major suppliers will make their best efforts to meet our demand. Certain materials are currently being leveraged in geopolitical discussions, which could adversely affect the supply and cost of some materials used in a small portion of our products.  We are actively working to minimize our exposure to such materials and/or sources of supply.

In addition, certain materials are purchased from sole-sourced vendors under pre-committed volume contracts for specified, pre-defined quantities that must be purchased on a monthly, quarterly, or annual basis. If such pre-defined quantities are not required for production when purchased, it may result in excess payments and/or expense write-offs in our financial statements, which may adversely impact our financial results. See “Item 3. Key Information-D. Risk Factors-Risks Affecting Our Business- If we are unable to purchase equipment and/or raw materials and other supplies, or there are delays in the delivery thereof, we may face delays or a temporary halt in operations or other problems. If we must purchase raw materials beyond our needs as required under committed vendor contracts, we may need to amortize or write such purchases off, which may adversely impact our financial results.”

RESEARCH AND DEVELOPMENT

Our future success depends, to a large degree, on our ability to continue to successfully develop and introduce into production advanced process technologies that meet our customers’ needs. Our process development strategy relies on CMOS process platforms that we either develop ourselves or license and transfer from third parties.

From time to time, at a customer’s request, we develop a specialty process module, which, in accordance with the applicable agreement, may be used exclusively for that customer or added to our process offerings. Such developments are common across all of our specialty process technologies noted above.

Our research and development activities have related primarily to our process, device and design development efforts in all specialty areas that were mentioned above, and have been sponsored and funded by us and in certain cases fully or partially funded by our customers. In addition, an immaterial portion of our research and development activities have been funded by the Government of the State of Israel through the Israel Innovation Authority (the “IIA”) (formerly, the Israeli Office of the Chief Scientist), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984) (the “Innovation Law”).  The Innovation Law and related regulations restrict transfers of manufacturing of IIA-funded products and services and transfers or licenses of IIA-funded technologies outside Israel. Such transfers generally require IIA approval and increased royalty payments of up to three times the grant amount plus interest (for manufacturing transfers) or a redemption fee of up to six times the grant amount (less paid royalties and depreciation, but no less than total grants received) plus interest (for technology transfers).

We are required to comply with Israeli, U.S. and other applicable foreign export regulations, and we may be required to obtain export licenses before exporting certain technology or products to third parties.  For information regarding risks related to export regulations, see “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Compliance with existing or future governmental export regulations may reduce our sales or increase our operational costs.”

Our research and development activities seek to upgrade and improve our technologies and processes. A substantial portion of our research and development activities are conducted in collaboration with our customers and equipment vendors. Due to the rapid technological changes in the semiconductor industry, effective research and development is essential to our success. We plan to continue to invest significantly in research and development activities in order to develop advanced process technologies for new applications. For information regarding risks relating to the development of technology processes and services, see “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business—If we do not maintain and develop our technology processes and services, we may lose customers and may be unable to attract new ones.”

Research and development expenses for the years ended December 31, 2025, 2024 and 2023 were $86.5 million, $79.4 million and $79.8 million, respectively, net of government participation of $1.0 million, $0.3 million and $0.5 million, respectively. As of December 31, 2025, we employed 430 professionals in our research and development departments, 59 of whom have PhDs. In addition to our research and development departments located at our facilities in Migdal Haemek, Israel, Newport Beach, California, San Antonio, Texas and Hokuriku, Japan, we also maintain a design center in Netanya, Israel.

PROPRIETARY RIGHTS

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights related to our production processes. To that end, we have obtained certain patents, acquired patent licenses and intend to continue to seek patents for our intellectual property.

As of December 31, 2025, we held 281 patents in force. We have entered into various patent and other technology license agreements with technology companies, including Synopsys, ARM, Cadence, Siemens and others, under which we have obtained rights to additional technologies and intellectual property.

We constantly seek to strengthen our technological expertise through relationships with technology companies. We seek to expand our core strengths in SiPho, SiGe, RF, CMOS image sensors, power platforms, mixed-signal, MEMS and non-imaging sensors technologies through continuous development in these areas and, wherever possible, to patent our new developments on an ongoing basis.

Our ability to compete depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation over patents and other intellectual property rights. Like many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or successful assertion of such claims, we could incur significant costs and devote substantial management resources to defend against such claims. In March 2026, GlobalFoundries filed three lawsuits against the Company in the U.S. International Trade Commission (ITC) and the United States District Court for the Western District of Texas, alleging infringement of certain of its patents. The Company disputes these claims.

To partially mitigate the risk of patent litigation, we entered into License on Transfer (“LOT”) agreements with three leading companies in the semiconductor industry. These agreements provide protection against patent infringement claims from non-practicing entities (“NPEs”), ensuring that any patents transferred by these industry leaders to such entities cannot be asserted against us.

DESIGN ENABLEMENT

We work closely with customers throughout their product development and prototyping cycles to support the creation of high‑performance semiconductor integrated circuits (“ICs”) and to help reduce final die cost through die‑size optimization and integration. Our engineering services and operational process provide support to accelerate customers’ design and qualification activities, enabling faster time‑to‑market.

To support these activities, we collaborate with leading design automation providers - including Cadence Design Systems, Synopsys, Siemens EDA, and Keysight Technologies - and license standard cells, I/O, and memory IP from Synopsys, eMemory, and other top suppliers of physical IP. These pre-validated components can be integrated into specific parts of our customers’ chip designs, enabling accurate simulation of design behavior in our processes using industry-standard tools.

Applications that rely on our specialty process technologies often require advanced simulation models and verification tools. We deliver these models through our design‑enablement platform, centered on our proprietary Process Design Kits (“PDKs”). During the initial design phase, customers use our PDKs to develop products optimized both for end‑product specifications and for our specialty processes. The PDKs enable accurate performance prediction and efficient design refinement. Our engineering teams—experienced in analog and mixed‑signal design and semiconductor operations—work closely with customers to provide design guidance and optimize for performance and manufacturability. In addition, our design‑support engineers accelerate the design‑to‑silicon cycle by responding to technical and logistical inquiries through email, conference calls, our help‑ticket system, and on‑site visits when needed.

After the initial design stage, customers may choose either dedicated fabrication or our Multi-Project Wafer (“MPW”) service to produce prototypes on our specialty processes. The MPW program aggregates multiple customers’ designs onto shared mask sets, significantly reducing prototyping costs. Our design enablement team further accelerates the design-to-silicon cycle and supports first-silicon success by providing accurate device models, comprehensive PDKs, silicon-proven ESD protection and I/O structures, application-specific design rules, and ongoing technical support. We offer assistance to customers at every point in the design flow.

Our deep knowledge of fabrication and process technologies provides a meaningful competitive advantage - particularly in time-critical applications where minimizing design iterations is essential or where designs push technology limits. In addition, our IP portfolio and design services help customers address specialized challenges, delivering the expertise needed for rapid and successful implementation in our fabs.

We believe that our circuit-design expertise, combined with our ability to shorten customers’ design cycles and reduce design costs, represents a significant competitive strength.

JAZZ SEMICONDUCTOR TRUSTED FOUNDRY

For purposes of our U.S. aerospace and defense business, Tower and Tower NPB have worked with the Defense Counterintelligence and Security Agency of the United States Department of Defense (“DCSA”) to mitigate concerns about foreign ownership, control or influence over operations in Fab 3. To protect against potential unauthorized access to trusted and classified materials and information, Jazz Semiconductor Trusted Foundry (“JSTF”) was established as a subsidiary of Newport Fab LLC, which is directly held by NPB Co., and possession of trusted and classified information is strictly kept within JSTF. JSTF maintains facility security clearance  and Trusted Foundry accreditation status.

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

Tower holds a 51% equity stake in Tower Partners Semiconductor Co., Ltd., incorporated in Japan (Nuvoton Technology Corporation Japan holds the remaining 49% stake), which operates the Uozu E and Tonami CD fabs located in Japan.

Tower’s wholly-owned subsidiary, Tower US Holdings Inc., also owns all of the shares of Tower Semiconductor San Antonio, Inc., incorporated in Delaware, which operates our Fab 9 facility located in San Antonio, Texas, US.

Tower’s wholly-owned subsidiary, Tower Semiconductor Italy S.r.l., incorporated in Italy, shares capacity with ST in a 300mm facility owned by ST and located in Agrate, Italy.

D. PROPERTY, PLANTS AND EQUIPMENT

WAFER FOUNDRY FACILITIES

We process semiconductor wafers at six facilities: Fab 2 in Israel, Fab 3 in Newport Beach, California in the U.S., TPSCo’s two fabs (Uozo E and Tonami CD) in Japan, Fab 9 in San Antonio, Texas, USA, and TSIT’s Fab 10 in Agrate, Italy, in which we share capacity with ST in a 300mm fabrication facility established by ST.

The capacity in each of our facilities at any particular time varies based on the combination of the processes being used and the wafer mix being processed at such time. Therefore, capacity may be significantly lower at certain times as a result of certain combinations that may require more processing steps than others. We have the ability to rapidly change the mix of processes in use in order to respond to changing customer needs and to maximize utilization of the fab. In general, capacity increases have been achieved through the addition of equipment, improvements in equipment utilization, and the reconfiguration and expansion of existing cleanroom areas.

Capital expenditures in 2025 and 2024 were $436 million and $432 million, respectively, net of proceeds from the sale of equipment and fixed assets of $8 million and $5 million, respectively.

Fab 1

We acquired our Fab 1 facility in Migdal Haemek, Israel, from National Semiconductor in 1993, which had operated the facility since 1986. We occupy the facility under a long-term lease from the Israel Lands Authority, which expires in 2032. During the first quarter of 2025, in response to anticipated changes in market dynamics and customer demand, we discontinued the lower-margin legacy 150mm process flows, ceased operations in Fab 1, and consolidated certain  flows into Fab 2, also located in Israel, in order to streamline our production processes and enhance our overall efficiency. The Fab 1 facility includes an approximately 51,900 square foot area and we are using it to support Fab 2 production needs and other corporate needs.

Fab 2

In 2003, we commenced operations in Fab 2, also located in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including Sipho, SiGe, RF SOI, CMOS image sensors, power platforms, mixed-signal technologies and other advanced analog. The overall cleanroom area in Fab 2 is approximately 100,000 square feet. We have invested significantly in the purchase of fixed assets, primarily in connection with the construction of Fab 2, technological advancement, and capacity expansion. We are presently implementing a $920 million capital investment in equipment to expand SiGe and SiPho manufacturing capacity and develop next-generation capabilities. The land on which Fab 2 is located is subject to a long-term lease from the Israel Lands Authority that expires in 2049.  Additionally, as indicated above, we are using part of the Fab 1 area to support the further expansion of Fab 2.

Fab 3

NPB Co.’s facility, Fab 3, is located in Newport Beach, California. Fab 3 supports geometries ranging from 0.80 to 0.13-micron using advanced CMOS technology, including SiPho, SiGe, RF SOI, and MEMS. The facility comprises 320,000 square feet, including 120,000 square feet of total cleanroom area.

NPB Co. leases its facility under an operating lease agreement that was extended in 2025 through 2030. The landlord is party to an option agreement pertaining to the Newport Beach site with a third party, under which such third-party believes he has certain collateral or other rights with respect to the site and has stated that he is considering filing claims against the landlord and/or NPB Co.  The landlord and NPB Co. dispute the third party’s claims. In prior amendments to its lease, (i) NPB Co. secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of NPB Co. and the landlord are specified, including certain noise abatement actions at the facility. The landlord has asserted claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that NPB Co. has committed a material, non-curable breach of the lease. NPB Co. does not agree and is disputing these claims. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business— Risks relating to the Fab 3 lease could harm our business, operations and financial results” for additional information.

Uozu E and Tonami CD Fabs

In 2014, we acquired a 51% equity stake in TPSCo, a company initially formed by Panasonic to provide foundry wafer services to Panasonic and other third-party customers, using three factories (Uozu E, Tonami CD, and Arai E) located in Hokuriku, Japan, established by Panasonic. Pursuant to the transaction, Panasonic transferred its capacity tools (8-inch and 12-inch) at these three fabs to TPSCo. These fabs support geometries down to 65 nanometers. The fabs’ land and buildings are leased by PSCS (now named NTCJ) to TPSCo under a long-term capital lease, with a term through March 2032. As part of the TPSCo agreements, at the request of Panasonic (through PSCS; since 2020, named NTCJ), operations in Japan were reorganized and restructured such that the Arai factory, which solely supported NTCJ and did not serve Tower or TPSCo’s foundry customers, ceased operations effective July 2022. The Uozu and Tonami facilities remained unchanged. In March 2026, we signed an agreement for a strategic restructuring of our Japan operations, under which Tower will take full ownership of the 300mm Fab 7, to be organized under a wholly owned Japanese subsidiary of Tower, while NTCJ will take full ownership of the 200mm Fab 5. As part of this strategic restructuring, the companies will enter into mutual long-term supply agreements, ensuring continued support for existing customers of both companies. Accordingly, Tower customers currently served through Tonami Fab 5 (200mm) and Nuvoton customers served through Uozu Fab 7 (300mm) are not expected to experience disruption to supply or operations.  The transaction is targeted to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals.

In addition, contingent upon subsidy approval from METI following the formal application,  and subject to other considerations such as funding, permits and the engagement of contractors and equipment vendors, Tower’s Japanese affiliate may purchase the land adjacent to Fab 7 Uozu E on pre-agreed terms between Tower and NTCJ, which would be used for a potential new fab shell build-out, in order to significantly expand its 300mm capacity and capabilities, through the purchase of machinery and cleanroom facilities, and related investments.

Fab 9

During 2016, we acquired Fab 9, located in San Antonio, Texas, U.S., from Maxim. The assets and related business that we acquired from Maxim are held and conducted through a wholly-owned U.S. subsidiary, Tower SA. Fab 9 supports process geometries ranging from 0.8 to 0.18 micron for the processing of products using CMOS- and analog-based technologies, including RF SOI, SiGe and SiPho. Under the terms of the acquisition agreement, until the termination or expiration of the supply agreement entered into between Maxim and Tower SA, Maxim has a right of first offer to re-purchase Fab 9 in the event that Tower or any of its subsidiaries sells, transfers, disposes of, ceases operations at, closes, transfers, or relocates Fab 9, or if Tower or its operations at Fab 9 become subject to a petition for bankruptcy or liquidation.

Fab 10

In June 2021, we entered into an agreement with ST to share, under a collaborative arrangement, a 300mm facility being constructed by ST in Agrate, Italy, following which TSIT, a wholly-owned Italian subsidiary of Tower, was incorporated. TSIT and ST share the cleanroom space and facility infrastructure, and TSIT has the right to use one-third of the installed capacity for its foundry customers, which we refer to as “Fab 10.”  As part of the qualification and ramp-up process, TSIT acquired and installed certain of its own equipment in the Agrate facility and developed certain processes and technologies. The comprehensive qualification process was completed during 2024, following which volume production and operations, managed by ST, commenced.

ENVIRONMENTAL, SAFETY AND QUALITY MATTERS AND
CERTIFICATIONS

We prioritize achieving and maintaining high-quality standards. All our facilities are ISO 9001 certified, an international quality standard that provides guidance for achieving an effective quality management system. In addition, all our facilities are IATF 16949 certified, a stringent automotive quality standard.

Our operations are subject to a variety of laws and governmental regulations relating to the use, storage, discharge, and disposal of toxic or otherwise hazardous materials used in our processes. Failure to comply with these laws and regulations could subject us to material costs and liabilities, including costs to clean up contamination caused by our operations. All of our facilities are ISO 14001 certified, an international standard that provides management guidance on how to achieve an effective environmental management system. Risks have been evaluated, and mitigation plans are in place to prevent and control accidental spills and discharges. Procedures are in place at all our locations to ensure that any such potential situations are properly addressed. Our environmental management system assists in evaluating compliance with applicable environmental laws and regulations and establishes loss prevention and control measures. In addition, our facilities are subject to periodic monitoring by governmental agencies.

For safety, all of our facilities are OHSAS/ISO 45001 certified, an international occupational health and safety standard that provides guidance for achieving an effective health and safety management system. Our health and safety management system assists in evaluating compliance with applicable health and safety laws and regulations and establishes preventive and control measures.

Our goal in implementing OHSAS 45001, ISO 14001, ISO 9001, and IATF 16949 systems is to continually improve our environmental, health, safety, and quality management systems.

In addition, we are committed to an ESG program focused on social contribution and sustainability through various initiatives and activities. We have issued a dedicated report on our ESG policies, including our strategy and long-term plan.  We engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) to increase our company’s contribution to society and the environment.

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

OVERVIEW

We are a pure-play independent specialty foundry dedicated to providing wafers and engineering services based on the design specifications of our customers. As a pure-play foundry, we do not offer products of our own. We currently offer process technology geometries mainly consisting of 0.35, 0.18, and 0.13-micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use our wafers in their end products, which are sold to and/or used in diverse markets, including consumer applications, personal computers, wireless and wired communication (including data centers), imaging, automotive, industrial, aerospace and medical devices. The technology platforms we offer are focused on the mega trends of seamless connectivity, green initiatives and interactive smart systems.

For the year ended December 31, 2025, our revenues were derived from customers located around the globe, of which 42% were located in the United States, 13% in Japan, 39% in Asia (excluding Japan) and 6% in Europe, as compared to 42%, 16%, 33% and 9%, respectively, for the year ended December 31, 2024.

For the year ended December 31, 2025, 11% of our revenues were derived from NTCJ, 39% of our revenues were derived from an additional seven customers, each comprising between 4% to 7% of our revenues, and the remaining 50% of our revenues were derived from many other smaller customers, as compared to 13% derived from NTCJ, 27% derived from an additional four customers, each comprising between 3% to 11% of our revenues, and the remaining 60% derived from many other smaller customers for the year ended December 31, 2024.

In order to attract and retain our customers, in 2025 and 2024, we made gross investments of $444 million and $436 million, respectively, in property and equipment across the fabs in Israel, Italy, the United States and Japan.

KEY FACTORS AFFECTING OUR RESULTS

The following are key factors that impact our results of operations:

Ability to attract and retain customers.

We are a trusted, customer-oriented service provider that has built a solid reputation in the foundry industry for over thirty years. We have built strong relationships with our customers. Our consistent focus on providing high-quality, value-add services, including engineering and design support, has allowed us to attract customers seeking to work with a proven provider of foundry solutions. Our emphasis on close collaboration with customers, and on accelerating time-to-market and the performance of their next-generation products, has enabled us to maintain a high customer retention rate while increasing the number of new customers and products.

We continuously aim to expand our capacity footprint and business by addressing the future needs of our existing customers and attracting new customers that will utilize our existing facilities, some of which have recently undergone additional capacity expansion projects. We seek to acquire external capacity through acquisitions of existing fabs or by establishing new fabs, as we have done in the past, independently or through third-party collaborations, utilizing existing resources or additional funding (which may include cash, equity or in-kind investment). We also offer a wide range of support services for the establishment of new facilities or the ramp-up of existing facilities owned by third parties, using our technological, operational and integration expertise. For these services, we receive payments based on the achievement of pre-defined milestones and may also be entitled to certain capacity allocation and other rights.

Design wins with new and existing customers.

We work with our customers and potential customers to understand their product roadmaps and strategies. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where a customer has verified that our platform process meets its requirements and has qualified our libraries and IP for its products. The revenue generated from each design win can vary significantly. Our long-term sales expectations are based on forecasts from customers and internal estimates of customer demand, factoring in expected time to market for end-customer products incorporating our products and associated revenue potential, as well as internal estimates of overall demand based on historical trends.

Selling prices and operating costs.

Our gross and operating margin is influenced by various factors, including market demand for semiconductor wafers, pricing changes, shipment volumes, new product introductions, changes in product mix, changes in the purchase price of raw materials (including silicon starting material wafers), and yields. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing operating costs and introducing new and higher value-add products. Newly introduced fabs increase our operating costs, while selling prices and manufacturing volumes may not be sufficient to cover them entirely.  If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings in our operating costs, our gross margin will decline.

Investment in capacity growth.

We have invested, and intend to continue to invest, in expanding our capacity, developing products to support our growth, and expanding our infrastructure. Such investment includes the following: (i) in 2021, we entered into an agreement with ST to share 300mm cleanroom space in Italy, for which we purchased, and are committed to purchase, a significant amount of equipment and tools; (ii) during the last two years, we have initiated plans to invest an aggregate of $920 million in capital expenditures (mainly machinery and facilities), primarily to expand our SiPho and SiGe capacity at Fabs 2, 3, 7 and 9, as well as to enhance our power next-generation and other capacity; and (iii) contingent upon subsidy approval from METI following the formal application, and subject to other considerations such as funding, permits and the engagement of contractors and equipment vendors, Tower’s Japanese affiliate may purchase the land adjacent to Fab 7 Uozu E on pre-agreed terms between Tower and NTCJ and invest in a new fab shell build-out in order to significantly expand its 300mm capacity and capabilities, through the purchase of machinery and cleanroom facilities and related investments, with the necessary capital to be partially funded by us, METI and other cash sources, which may be equity investments and/or debt vehicles, or a combination thereof. We continue to explore additional capacity opportunities and investments, which may require us to use a significant portion of our cash. We may want and/or need to raise additional funds for these investments by way of debt and/or equity offerings, which funds may not be available on reasonable terms due to unfavorable capital market conditions, if at all, and may require consents that we may not be able to obtain. We plan to continue investing in our capacity expansion initiatives and existing and new operational capabilities throughout the world through significant capital expenditures. However, the return on these investments may be lower than we expect, and these investments may significantly reduce our net profit and cash balance and require us to raise additional funds by way of debt or equity offerings. In addition, as we invest in expanding our operations into new areas globally, our business and results will become further subject to the risks and challenges of operating in those locations, including potentially higher fixed costs and operating expenses, the potential impact of legal and regulatory developments, and high depreciation of fixed assets, all of which may reduce our profitability.

New Accounting Pronouncements

For recently adopted and issued accounting pronouncements, see Note 2W and Note 2X to our annual financial statements included herein.

RESULTS OF OPERATIONS

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of total revenues for the years indicated.

	Year ended December 31,
	2025	2024
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	76.8	76.4
Gross profit	23.2	23.6
Research and development expense	5.5	5.5
Marketing, general and administrative expense	5.3	5.2
Restructuring income, net	--	(0.4)
Operating profit	12.4	13.3
Financing income, net	3.6	3.5
Other expense, net	(0.7)	(1.7)
Profit before income tax	15.3	15.1
Income tax expense, net	(1.3)	(0.7)
Net profit	14.0	14.4
Net loss attributable to non-controlling interest	0.1	0.1
Net profit attributable to the Company	14.1%	14.5%

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue for the year ended December 31, 2025 amounted to $1,566.1 million, as compared to $1,436.1 million for the year ended December 31, 2024, reflecting a $130.0 million, or 9%, year-over-year revenue increase. The increase was primarily due to higher wafer shipments, including revenue and shipments from the 300mm facility in Agrate, Italy, which commenced volume production and operations in the fourth quarter of 2024, and therefore its revenue was included in our statement of operations for the entire 2025 calendar year, as compared to only a limited portion of 2024.

Cost of revenue for the year ended December 31, 2025 amounted to $1,202.3 million, as compared to $1,096.7 million for the year ended December 31, 2024. The $105.6 million increase in cost of revenue was mainly due to higher depreciation and other manufacturing costs associated with the increased number of wafers shipped in the year ended December 31, 2025, including higher depreciation and other manufacturing costs associated with the 300mm facility in Agrate, Italy, which commenced volume production and operations in the fourth quarter of 2024, and therefore its costs were included in our statement of operations for the entire 2025 calendar year, as compared to only a limited portion of 2024.

Gross profit for the year ended December 31, 2025 amounted to $363.9 million, as compared to $339.4 million for the year ended December 31, 2024. The $24.5 million increase in gross profit resulted from the $130.0 million, or 9.6%, increase in revenue, net of the $105.6 million increase in cost of revenue, as described above.

Research and development expenses for the year ended December 31, 2025 amounted to $86.5 million, representing 5.5% of revenue, as compared to $79.4 million for the year ended December 31, 2024, also representing 5.5% of revenue.

Marketing, general and administrative expenses for the year ended December 31, 2025 amounted to $83.2 million, representing 5.3% of revenue, as compared to $75.0 million for the year ended December 31, 2024, representing a similar percentage of 5.2% of revenue.

Restructuring income, net, for the year ended December 31, 2024 amounted to $6.3 million, resulting from the reorganization and restructuring of our Japan operations executed during 2022 and recorded in 2024 in accordance with U.S. GAAP, as described in Note 12B(ii) to our financial statements for the year ended December 31, 2025.

Operating profit for the year ended December 31, 2025 amounted to $194.2 million, as compared to $191.3 million for the year ended December 31, 2024. The $2.9 million increase in operating profit resulted mainly from the $24.5 million increase in gross profit, as described above, offset by the $7.1 million increase in research and development expenses, the $8.2 million increase in marketing, general and administrative expenses for the year ended December 31, 2025, and the $6.3 million restructuring income in 2024, as described above.

Financing income, net, for the year ended December 31, 2025 amounted to $56.7 million, as compared to $50.8 million for the year ended December 31, 2024. The $5.9 million increase in financing income, net, was mainly due to hedging transaction gains recorded in the year ended December 31, 2025.

Other expense, net, for the year ended December 31, 2025 amounted to $10.5 million, as compared to $24.7 million for the year ended December 31, 2024. Other expense, net included mainly non-recurring, non-operational items.

Income tax expense, net, for the year ended December 31, 2025 amounted to $21.6 million, as compared to $10.2 million for the year ended December 31, 2024.  The $21.6 million tax expense for the year ended December 31, 2025 reflects 9% of income before tax, mostly due to the 7.5% preferred income tax rate applied to eligible income from Israeli operations through December 31, 2025, with other jurisdictions subject to higher tax rates. See also Note 17 to the financial statements included herein.

Net profit for the year ended December 31, 2025 amounted to $218.8 million, as compared to $207.2 million for the year ended December 31, 2024. The $11.6 million increase in net profit was mainly due to the increase in operating profit and financing income, net, and the decrease in other expense, net, as described above, offset by the increase in income tax expense, net, described above.

Net loss attributable to non-controlling interest for the year ended December 31, 2025 amounted to $1.7 million, as compared to $0.6 million for the year ended December 31, 2024. The $1.1 million increase resulted from the $2.2 million increase in the net loss of TPSCo, the Company’s 51% owned subsidiary.

Net profit attributable to the Company for the year ended December 31, 2025 amounted to $220.5 million, as compared to $207.9 million for the year ended December 31, 2024. The $12.6 million increase in net profit attributable to the Company was mainly due to the $11.6 million increase in net profit, as described above, and the $1.1 million increase in net loss attributable to non-controlling interest, as described above.

Impact of Currency Fluctuations

We currently operate in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the U.S. dollar (“USD”). The functional currency of our operations in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”) and Euro; revenue is denominated mainly in USD and JPY; and cash from operating, investing and financing activities is denominated mainly in USD, JPY and NIS. Since our exposure to costs denominated in Euros in Italy (or elsewhere) is relatively small, we are mainly exposed to the risk of currency exchange rate fluctuations of the JPY to USD and NIS to USD.

The majority of TPSCo’s revenue is denominated in JPY, and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits exposure to fluctuations in the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2025, the USD appreciated against the JPY by 0.01%, as compared to 10.7% appreciation during the year ended December 31, 2024. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment as part of Other Comprehensive Income on the balance sheet.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate with respect to expenses and costs that are denominated in NIS. During the year ended December 31, 2025, the USD depreciated against the NIS by 12.5%, as compared to 0.6% appreciation during the year ended December 31, 2024.

Fluctuations in the USD against the NIS may affect our results of operations as they relate to the entity in Israel. Appreciation of the NIS may increase costs, in USD terms, of the Israeli facility, such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure, to be contained within a pre-defined fixed range.

The USD cost of our operations in Italy is influenced to a relatively small degree by changes in the USD-to-Euro exchange rate with respect to expenses and costs that are denominated in Euro; however, the amount of costs denominated in Euro is immaterial, and therefore our exposure to Euro fluctuations is limited. During the year ended December 31, 2025, the USD appreciated against the Euro by 12.8%, compared to a 5.9% depreciation during the year ended December 31, 2024.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had an aggregate of $235.4 million in cash and cash equivalents, as compared to $271.9 million as of December 31, 2024. The principal cash flow items for the year ended December 31, 2025 were as follows: $395.5 million of net cash provided by operating activities; $436.5 million invested in property and equipment, net; comprised of $444.4 million total investments and $7.9 million of proceeds related to sale and disposal of property and equipment $38.5 million received from sales of short-term deposits, net; and $33.4 million of net cash used in financing activities.

Short-term and long-term debt, as presented in the balance sheet as of December 31, 2025 amounted to $28.1 million and $133.4 million, respectively, and included loans, operating leases and capital leases.

Based on our current operations and expected short-term growth, cash generated from operations, and our existing balance of cash and deposits, we believe we have sufficient resources to meet our cash needs for operating activities and capital expenditures, including for payments expected under the $920 million SiGe and SiPho capital expenditures plan described above, equipping the facility in Agrate, Italy, and the repayment of our debt in the short term and long term.

Contingent upon subsidy approval from METI following the formal application, and subject to other considerations such as funding, permits and the engagement of contractors and equipment vendors, Tower’s Japanese affiliate may purchase the adjacent land on pre-agreed terms between Tower and NTCJ, which would be used for a new fab shell build-out to significantly expand its 300mm capacity and capabilities, through the purchase of machinery and cleanroom facilities, and related investments. The necessary capital shall be funded in part by us, by METI and other cash sources, which may include equity investments and/ or debt vehicles or a combination thereof. To execute this Japan build-out plan, and if we pursue any additional acquisition transaction(s), joint partnership, or other large transaction to expand our capacity (including acquiring leased assets and/or acquiring or establishing additional fabs or capacity through other capacity acquisition-related transactions), we may utilize all of our current cash balance and deposits and/or may be required to secure additional financing, including through public or private offerings of equity and/or debt and/or refinancing or other financing alternatives. The timing, terms, size, and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and our business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that we would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount, or on favorable terms. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business—“Reliance on acquisitions, establishing new fabs and/or gaining additional capacity for growth involves risks and uncertainties that may adversely affect our future revenues, business and operating results and may require raising funds in such amounts that we cannot assure you we will be able to obtain, or may be on unfavorable terms as far as dilution and/or other financing cost or covenants, which could adversely affect our financial position business and operations”

Financing Transactions

Capital Leases

Certain of our subsidiaries enter into capital lease agreements, from time to time, for machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of three to four years from the start of the lease term. These lease agreements are denominated in JPY and contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

In addition, TPSCo leases its facility’s buildings in Japan from NTCJ under a long-term capital lease, with a term through March 2032, and we hold an option to extend the Uozu E building and land lease up to 2057 or acquire it at a pre-agreed cost.

As of December 31, 2025 and 2024, the total outstanding capital lease liabilities for fixed assets were $52.9 million and $73.5 million, respectively, of which $25.0 million and $24.8 million, respectively, were included under current maturities of long-term debt. There was no available lease line as of December 31, 2025. The available lease line as of December 31, 2024 was approximately $10 million.

Loans from Japanese Financial Institutions

In December 2021, TPSCo refinanced its then-existing loan with an 11 billion JPY (approximately $70 million as of December 31, 2025) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT Lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carried a fixed interest rate of 1.95% per annum, with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan was secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $22 million as of December 31, 2025) term loan (“2023 JPY Loan”). The 2023 JPY Loan carried a fixed interest rate of approximately 2% per annum, with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan was secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In December 2024, TPSCo signed an agreement with its lenders to refinance its 2021 JPY Loan and 2023 JPY Loan with a new 14.5 billion JPY (approximately $92 million as of December 31, 2025) asset-based loan (“2024 JPY Loan”). 12.5 billion JPY was drawn in 2024 and used to repay 11.5 billion JPY of the 2021 JPY Loan and 2023 JPY Loan, resulting in outstanding JPY Loans of 15.5 billion JPY (approximately $100 million) as of December 31, 2024.

In accordance with the 2024 JPY Loan agreement, during the first half of 2025, 3 billion JPY was used to repay the remaining 2021 JPY Loan and 2023 JPY Loan, and an additional 2 billion JPY was withdrawn, resulting in 14.5 billion JPY (approximately $92 million) outstanding under the 2024 JPY Loan as of December 31, 2025.

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

The 2024 JPY Loan contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the 2024 JPY Loan are not guaranteed by Tower, NTCJ, or any of their affiliates. As of December 31, 2025, TPSCo was in compliance with the financial covenants under the 2024 JPY Loan.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities relate primarily to improvements, upgrades, and development of our foundry processes. These activities have been sponsored and funded by us, with some participation by the Israeli government through the Israel Innovation Authority (“IIA”) pursuant to the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984) and related regulations and guidelines. Our research and development expenses for the years ended December 31, 2025, 2024 and 2023 were $86.5 million, $79.4 million and $79.8 million, respectively, net of government participation of $1.0 million, $0.3 million and $0.5 million, respectively.

For a description of our research and development policies and our patents and licenses, see “Item 4. Information on the Company– B. Business Overview.”

D. TREND INFORMATION

We operate as a specialty foundry in the semiconductor industry. The semiconductor industry has historically been characterized as highly cyclical, both seasonally and over the long term. Over time, the market fluctuates, cycling through periods of weak demand, excess capacity, excess inventory, and price pressure, and periods of strong demand, full capacity utilization, and product shortages that command higher selling prices.

There is a trend within the semiconductor industry toward ever-smaller features and growing wafer sizes. State-of-the-art digital fabs currently support process geometries down to 2 nanometers on 300mm wafers. As demand for smaller geometries increases, there is downward pressure on the pricing of larger-geometry products and potential underutilization of fabs that are limited to these larger-geometry products, which may result in reduced profitability for those associated fabs. However, our strategy to focus on differentiated specialty analog technologies, especially SiPho, along with our deep applications knowledge, design enablement tools, and customer technical support, enables a portion of our wafers to be sold at higher wafer selling prices as compared to “commoditized” standard CMOS products. We currently offer process geometries of (i) 0.18, 0.16, and 0.13-micron on 200-mm wafers; and (ii) 65 and 45 nanometer on 300-mm wafers. The optical components in SiPho (waveguides, modulators) do not need to scale down to more advanced lithography  nodes, and our 0.18um geometry design rules on 200mm wafers and 65nm to 45nm geometry design rules on 300mm wafers match SiPho needs.  We continue to invest in our portfolio of specialty process technologies and intellectual property (IP) to address the key product and system requirements of our customers, enabling them to compete in their respective markets.

Another key element of our strategy is to target multiple large, growing, and diversified end markets. We target end markets characterized by high growth and high performance, for which we believe our specialty process technologies and design services offer a strong, compelling value proposition to our customers. Our target markets include data centers, artificial intelligence systems, communications, the Internet of Things (IoT), machine-to-machine communication devices, ultra-low power mobile applications, wireless and high-speed wireline communications (including 5G and 6G), consumer applications, automotive, medical and industrial markets. For example, we believe our SiGe and silicon photonic technology can provide speed, power, and cost advantages over alternative technologies for high-speed optical transceivers used for data communication in data centers, artificial intelligence clusters, and network infrastructure.  We also believe that RF-SOI and SiGe process technologies can provide performance and cost advantages over GaAs solutions in the realization of switches, low-noise amplifiers, and power amplifiers for wireless handsets and smartphones. Our power management platforms enable the industry’s analog IC suppliers to differentiate their product offerings in the markets we serve. Our specialized CMOS image sensor platforms allow customers to fabricate ultra-high sensitivity/low-noise CIS products for operation in visible, near infrared, ultraviolet, and X-ray spectral ranges, and to develop both ultra-small cameras and large imagers occupying the whole surface of a 200mm or even a 300mm wafer.. In addition, we target the display markets utilizing micro OLED on silicon, using our well-established processes to create displays for the growing AR/VR market.

Our specialty products and target market strategy allow us to grow and diversify our business by attracting new customers, expanding our customer base, and broadening our business with existing customers.

In recent years, we have accelerated our plans to expand our capacity and capabilities, and we are focused on increasing the utilization of our fabs, by attracting new customers and opportunities. During the last two years, we have initiated plans to invest an aggregate of $920 million in capital- expenditure (mainly machinery and facilities), primarily to expand our capacity mainly in SiPho and SiGe at Fabs 2, 3, 7 and 9 next-generation and other capacity. Specifically with respect to SiPho, during 2026, we have engaged with certain customers for committed capacity reservation through 2028 in exchange for prepayment received and to be received, which would be credited to them against their future purchases.

Contingent upon subsidy approval from METI following the formal application, and subject to other considerations including funding, permits and the engagement of contractors and equipment vendors, Tower’s Japanese affiliate may purchase the adjacent land on terms pre-agreed between Tower and NTCJ, which would be used for a new potential fab shell build-out to significantly expand its 300mm capacity and capabilities through the purchase of machinery and cleanroom facilities, and related investments.

We seek to maintain capital efficiency by leveraging our operational model and ensuring cost-effectiveness. With a global capacity footprint, including six fabs in three continents, we are focused on sharing and applying best practices across the organization to provide our customers with high-quality solutions, along with the applications knowledge and technical support that allow them to benefit from a competitive edge in the market. Our geographical diversity allows us to perform internal benchmarking across global facilities to gain knowledge of work processes and methodologies, thereby ensuring that we maintain a high level of operations across all facilities at which we manufacture. Our global foothold also provides our customers with flexibility and business continuity by maximizing opportunities for capacity availability.

Over the last several years, we have consistently sought to expand our presence in global markets, enter new geographical areas, increase the markets we serve, and expand our technology offering through business and development ventures.

This may also be accomplished through (i) the establishment of new facilities with third-party collaboration and/or funding, (ii) mergers and acquisitions involving potential target facilities that may include a solid base of customer demand to fill the increase in capacity, and/or (iii) the development of technologies that may expand our serviceable and/or available market potential and increase our revenue, customer base, and margins. Such transactions are also beneficial because they provide our customers with capacity diversification and opportunities for additional growth through access to increased capacity. We continuously evaluate potential acquisition opportunities and seek to secure additional capacity. Our current cash balance and deposits may be used to enable us to pursue and execute such opportunities, and we may require additional financing through, among others, debt (including convertible debt, bonds, notes, or debentures) and/or equity issuances (including shares and warrants) in order to consummate such opportunities and/or fund our other operational and capital expenditure cash needs, as well as our strategy to expand our global footprint, capacity, and capabilities.

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

Income Taxes

Our provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on currently enacted tax laws and tax rates in each of our geographic locations, using acceptable allocation methodologies based on our organizational structure, operations, and business model, resulting in applicable taxable income attributable to each of the locations in which we operate.

For the year ended December 31, 2025, the consolidated provision for income taxes was $21.6 million, as detailed in Note 17 to our financial statements.

In December 2021, the OECD issued the Pillar Two model rules, which introduce a 15% global minimum tax applicable on a jurisdiction-by-jurisdiction basis to multinational corporations with consolidated annual revenue exceeding €750 million. As of December 31, 2025, the rules had been partially enacted in certain jurisdictions in which we operate. The Pillar Two model rules include transitional safe harbor provisions that, if met, allow such corporations to defer the application of the rules for periods commencing after December 31, 2025. Through December 31, 2025 (inclusive), the Company qualified for the transitional safe harbor provisions in all jurisdictions in which we operate. As such, the Pillar Two model rules did not have an impact on our consolidated financial statements through December 31, 2025; however, we believe they would result in significant additional income tax expenses for the years 2026 and beyond, mainly with respect to our Israeli operations.  For additional information, see “Item 10. Additional Information—E. Taxation—Israeli Taxation.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information regarding our senior management and directors as of April 15, 2026:

Officer	Senior Management Name	Age	Title(s)
A	Russell C. Ellwanger	71
Chief Executive Officer and Director of Tower, and Chairman of the Board of Directors of its subsidiaries Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.

B	Dr. Marco Racanelli	59	President
C	Oren Shirazi	56	Chief Financial Officer, Senior Vice President of Finance
D	Rafi Mor	62	Chief Operating Officer
E	Dr. Avi Strum	63	Chief Technology Officer

	Director’s Name(*)	Age	Title
F	Amir Elstein	70	Chairman of the Board of Directors
G	Kalman Kaufman	80	Director
H	Dana Gross	58	Director
I	Yoav Z. Chelouche	72	Director
J	Iris Avner	61	Director
K	Michal Vakrat Wolkin	54	Director
L	Avi Hasson	55	Director
N	Sagi Ben Moshe	46	Director
N	Carolin Seward	59	Director
______________
(*) Russell Ellwanger also serves as an ex-officio director; his information is included under Senior Management above.

Senior Management

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016 and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries: Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc., and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of Applied Global Services (AGS) from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998, and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions at Novellus Systems from 1992 to 1996 and at Philips Semiconductors from 1980 to 1992.

Dr. Marco Racanelli has served as our President since November 2023. Prior to that, Dr. Racanelli served as Senior Vice President and General Manager of the Analog Business Unit from December 2018, and as the Newport Beach Site Manager from April 2014.  Dr. Racanelli serves as a board member of Tower Semiconductor Newport Beach, Inc. Prior to that, Dr. Racanelli served as Senior Vice President from June 2012 through April 2014, and General Manager, RF & High-Performance Analog Business Group and Aerospace & Defense Group from September 2008 through June 2012. Prior to that, Dr. Racanelli served as Vice President of Technology & Engineering, and Aerospace & Defense General Manager for Jazz Semiconductor. Prior to that, Dr. Racanelli held several positions at Conexant Systems and Rockwell Semiconductor from 1996 in the area of technology development, where he helped establish industry leadership in SiGe, BiCMOS and MEMS technology and built a strong design support organization. Prior to Rockwell, Dr. Racanelli worked at Motorola, Inc., where he contributed to bipolar, SiGe, and SOI development for its Semiconductor Products Sector. Dr. Racanelli holds a Ph.D. and an M.Sc. degree in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Sc. degree in Electrical Engineering from Lehigh University. Dr. Racanelli holds over 35 U.S. patents.

Oren Shirazi has served as our Chief Financial Officer and Senior VP Finance since November 2004. Mr. Shirazi serves as a board member of Tower Semiconductor Newport Beach, Inc. Mr. Shirazi joined us in October 1998, serving initially as Vice Controller and then as Controller commencing in July 2000. Prior to joining us, Mr. Shirazi was employed as an audit manager at the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young (Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). Mr. Shirazi holds an MBA degree with honors from the Graduate School of Business of Haifa University and a B.A. degree in economics and accounting from Haifa University.

Rafi Mor has served as Chief Operating Officer of Tower since August 2014. Mr. Mor serves as a board member of Tower Semiconductor Newport Beach, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc., and Tower Semiconductor Italy, S.r.l.  Mr. Mor served as Chief Executive Officer of TowerJazz Japan from October 2011 until August 2014, after serving as Senior Vice President and General Manager of Tower Semiconductor Newport Beach, Inc. from September 2008. In October 2010, Mr. Mor was nominated to be the manager of our Newport Beach Fab, in addition to his General Manager role. Prior thereto, Mr. Mor served at Tower Semiconductor Ltd. as Vice President of Business Development from April 2007, after serving as Vice President and Fab 2 Manager from August 2005, and as Fab 1 Manager from March 2003. From November 2000 to March 2003, Mr. Mor served as Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor holds M.A. and B.A. degrees in chemical engineering from Ben Gurion University.

Dr. Avi Strum has served as Senior Vice President and General Manager of the Sensors and Displays Business Unit since 2018.  Dr. Strum has served as a member of the board of directors of TPSCo since 2019. From November 2023 to July 2025, Dr. Strum also served as the Corporate CTO. Prior to that, Dr. Strum served as Vice President and General Manager of the Specialty Business Unit, Vice President of Europe Sales, Head of the Design Center in Netanya, and Device and Integration Department Manager. Prior to joining Tower, Dr. Strum served as the President and COO of TransChip Inc., and from 1996 to 2001, he served in various positions with Intel Corp., both in Israel and the United States. From 1990 to 1996, Dr. Strum served as the R&D Manager of SCD and was in charge of all infrared detector development at SCD. Dr. Strum received his Ph.D. and B.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

Directors

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a director of Teva Pharmaceutical Industries Ltd. and as Chairman of the Israel Democracy Institute. From 2010 to 2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries’ senior management team from 2005 to 2008, where he ultimately held the position of Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and an M.Sc. degree in the Solid-State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma in Senior Business Management from the Hebrew University of Jerusalem.

Kalman Kaufman has served as a director since 2005 and as Chairman of the Corporate Governance and Nominating Committee since January 2018. From 1994 until 2005, Mr. Kaufman served as Corporate Vice President at Applied Materials.  Between 2010 and 2012, Mr. Kaufman served as Chairman of the Management Committee at Soltecture, a Berlin-based solar manufacturing company. From 1985 until 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and prior to that, he served as General Manager of Kulicke and Soffa Israel.  Mr. Kaufman currently serves as Chairman of the board of directors of Invisia, Inc. and AgreeTech Inc., as well as a director at Blue Circle, an AI company.  Mr. Kaufman is also Chair of the General Assembly of Kinneret Academic College and Chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion – Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the Corporate Governance and Nominating Committee since January 2018, as a member of the Compensation Committee since February 2013, and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of directors of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross has served as the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as Chief Strategy Officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions, from 2021 until 2023, and previously served as its Chief Operating Officer and Chief Financial Officer from 2017 until 2021.  Mrs. Gross served as the Chief Financial Officer of eToro, a FinTech company that developed a Social Investment network, from 2014 to 2016, and the Chief Executive Officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary), and Chief Financial Officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors and audit committee of Playtika Holding Corp. since January 2022. Mrs. Gross has also served on the board of directors and audit committee of SolarEdge Technologies, Inc. since July 2023, and as the chair of its compensation committee since November 2024.  Mrs. Gross previously served as a director of M-Systems Ltd., Audiocodes Ltd., and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Corporate Governance and Nominating Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017. Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & Chief Executive Officer of Scitex Corp.  Until 2015, Mr. Chelouche was Co-Chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd. (NASDAQ) and Malam-Team Ltd. (TASE). Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE). Mr. Chelouche also serves as a director of Ogen, , Israel's largest social lending and business mentoring nonprofit organization. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy Chief Executive Officer of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and as the Chairperson of its Credit Committee since 2024.  Ms. Avner has served as a board member and Chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate from August 2016 until December 2025 and as Chairperson of its Audit Committee and Nomination Committee from 2017 until 2025.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and Chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Dr. Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the Corporate Governance and Nominating Committee since November 2020.  In 2023, Dr. Wolkin served as the Director of Global Battery Investments for General Motors.  Dr. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  In addition, since August 2024, Dr. Wolkin has served on the Advisory Board of Salion Energy, a startup focused on energy storage, and since April 2026, on the Advisory Board of Adama Ventures, a venture fund investing in early-stage start-ups.  Dr. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020. From 2014 to 2016, Dr. Wolkin served as Head of 3M R&D Israel, and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Dr. Wolkin served as Director of Energy Storage Technologies at Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware System Lab at Xerox PARC.  Dr. Wolkin serves as a Professor and Head of the MBA program in Climate-Tech Management since October 2024, as well as a lecturer in “Disruptive Innovation in Multinational Corporations” since 2021, at Reichman University.  Dr. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion – Israel Institute of Technology in Israel in 1996 and a Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000. From 2003 until 2004, Dr. Wolkin completed her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Hasson served as the Chief Executive Officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners, from 2021 to January 2026. Mr. Hasson previously served as a partner at Emerge, a leading early-stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the IIA.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top-tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing, and business development at various telecommunication technology companies, including ECI Telecom, eCtel, and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel Aviv University in 1997 and an M.B.A. degree from Tel Aviv University in 2002.

Sagi Ben Moshe has served as a director since May 2024 and as a member of the Audit Committee since October 2024.  Mr. Ben Moshe has served as the founder and Chief Executive Officer of Lumana since August 2021, a company developing an AI platform to analyze and manage visual data. Mr. Ben Moshe previously served as Chief Incubation Officer, Corporate Vice President, and General Manager of Emerging Growth Incubation at Intel Corporation, as well as other roles at Intel Corporation from January 2012 until August 2021, including VP and GM of RealSense, VP and GM of Hardware Engineering, Senior VP of Sensing Technologies of Mobileye, and GM of EyeC LIDAR and EyeC Radar. Mr. Ben Moshe was the founder and served as Chief Executive Officer of Invision Ltd. from January 2009 until January 2012.  Mr. Ben Moshe received his B.Sc. degree in Computer Science in 2007 and M.Sc. degree in Computer Science in 2010, both from the Technion – Israel Institute of Technology.  In addition, Mr. Ben Moshe is a 2018 graduate of the Stanford Executive Program at Stanford University's Graduate School of Business.

Carolin Seward has served as a director since December 2024, and as a member of the Compensation Committee since January 2025.  Ms. Seward has served as Vice President of Custom Silicon Sourcing and Operations at Google, in its Platforms and Devices Group, since April 2022.  Prior to her role at Google, Ms. Seward held several executive positions at Intel Corporation, including Vice President of Global Supply Chain and External Manufacturing Sourcing, Vice President of the Data Solutions Group, Customer Experience and Fulfillment, and Vice President of Capital Equipment Development, Technology Manufacturing Group.  Ms. Seward received her B.Sc. degree in Materials Engineering from San Jose State University and an M.B.A. degree from Pepperdine University.

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

Our current compensation policy for executive officers and directors, as approved by our shareholders in July 2023 and amended by our shareholders in July 2024, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders (within the meaning of the Companies Law), including cash compensation, equity-based awards, indemnification and insurance, severance and other benefits. Our compensation policy is performance-based and is designed to align our officers’ and directors’ interests with those of our company and shareholders in order to enhance shareholder value. Our compensation policy allows us to provide incentives to senior management that reflect short-term, mid-term and long-term goals and performance, as well as motivate the achievement of company targets, while providing compensation that is competitive in the global marketplace in which we recruit our senior management.

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

In addition, under the Companies Law, a company’s compensation policy must also include the following features: (i) with respect to variable components of the compensation of the chief executive officer, determining the variable compensation components on long-term performance and measurable metrics; however, an immaterial portion of the variable components of the compensation of the chief executive officer, in the amount of up to three monthly salaries per annum, can be discretion-based awards (i.e., not based on measurable metrics), taking into account the contribution of the chief executive officer to the company. This requirement applies also to any other office holder (within the meaning of the Companies Law) who is not subordinate to the chief executive officer, if any (such as directors, including the chairman of the board of directors); (ii) the ratio of variable components and fixed components and a cap on variable components at the time of their payment, except that the cap for equity-based compensation is determined at the time of grant; (iii) the conditions under which an office holder would be required to return compensation paid, in the event that it is later revealed that such amounts were paid on the basis of data that was inaccurate and was required to be restated in the company’s financial statements; (iv) the minimum holding or vesting periods for equity-based variable components of compensation, while taking into consideration long term incentives; and (v) maximum limits on grants or benefits paid upon termination.

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

For the year ended December 31, 2025, we paid to all our directors and senior management whose names are specified in Item 6A and who served during the period, as a group, an aggregate of $7.67 million in salaries, fees, payments upon termination and bonuses (excluding employer cost, relocation related expenses and equity-based compensation, which are detailed below). In addition, the total employer cost for personal vehicles, relocation related expenses, amounts set aside or accrued to provide for insurance, severance, retirement, vacation and similar benefits or expenses for such persons was approximately $1.45 million for the year ended December 31, 2025.

The following is a summary of the cost to the Company, including non-cash cost to the Company relating to equity-based awards, as well as the Company’s required payments to tax authorities, social security and financial institutions (e.g., pension and other institutions and funds), in connection with the terms of employment of our five most highly compensated officers and/or directors for the year ended December 31, 2025, which consist of the individuals listed as A, B, C, D and E in the table set forth in Item 6A above (collectively referred to herein as the “Covered Officers”).

The base salary of our executive officers is individually determined according to past performance, educational background, country of residence, professional experience, qualifications, specializations, role, business responsibilities, achievements of the officer and prior salary and compensation arrangements, as well as comparative peer group analyses and our compensation policy. Base salary cost gross recorded by the Company for the compensation of Covered Officers A, B, C, D and E for the year ended December 31, 2025, amounted to $1.01 million, $0.55 million, $0.47 million, $0.40 million and $0.34 million, respectively. Executive officers are entitled to social and other benefits in accordance with applicable law, our policies and common practice. The cost of social and other benefits awarded to the Covered Officers A, B, C, D and E for the year ended December 31, 2025, amounted to $0.33 million, $0.18 million, $0.25 million, $0.21 million and $0.19 million, respectively. In addition, relocation and related reimbursement expenses awarded to Covered Officer A for the year ended December 31, 2025, amounted to $0.28 million. No relocation-related payments or accruals were made to any of the Covered Officers B, C, D and E during the year ended December 31, 2025.

Our policy is to award annual cash bonuses to executive officers, subject to the attainment of pre-determined annual measurable objectives, which are set in the first quarter of each year, and personal performance evaluation. In accordance with our compensation policy, the pre-defined annual bonus plans include measurable metrics and the weight (in percentage terms) of each metric as a portion of the annual measurable metrics, as well as a minimum threshold for achievement of corporate measurable metrics below which no portion of the pre-determined corporate measurable metrics component of the annual bonus will be awarded, and a portion of the annual bonus is based on performance evaluation, in accordance with our compensation policy and subject to applicable law. The bonus cost of the gross bonus amounts paid by the Company to Covered Officers A, B, C, D and E for the year ended December 31, 2025, amounted to $1.80 million, $0.65 million, $0.53 million, $0.44 million and $0.36 million, respectively.

Equity based compensation for directors and officers is intended to be in the form of restricted share units (“RSUs”), performance-based stock units (“PSUs”), options and/or other equity forms, in accordance with our equity-based compensation policies and programs in place from time to time and in accordance with our compensation policy. Equity-based compensation may be granted as an annual grant and/or from time to time, and is individually determined. Generally, equity awards shall not begin to vest before the end of the first year from the date of grant. We calculate the fair market value of equity-based compensation for officers and directors at the time of grant according to the Black-Scholes model, binomial model or any other best practice or commonly accepted equity-based compensation valuation model, when such award is duly approved in accordance with applicable law and amortize such value in our statements of operations over the applicable vesting schedule.  Total value of equity-based compensation awarded to the Covered Officers A, B, C, D and E and recorded for the year ended December 31, 2025 (calculated based on the total amortization cost recorded in the Company’s statement of operations for the year ended December 31, 2025 with respect to all equity-based grants awarded to the applicable Covered Officer), amounted to $12.28 million, $3.49 million, $2.66 million, $2.23 million and $1.54 million, respectively.

Under our compensation policy, we may grant our executive officers certain termination and retirement payments, including change of control-related compensation, contingent upon the termination of employment or resignation of the officer under certain circumstances as specified in such change of control provision, and subject to obtaining the applicable corporate approvals as required by law. In accordance with our compensation policy and the employment terms of our chief executive officer, upon termination of his employment, including upon a change of control, our chief executive officer may be eligible for a payment of twelve-monthly base salaries, and in the event of termination of his employment upon a change of control, he may also be entitled to acceleration of all unvested equity. In addition, under our compensation policy, upon a change of control, all other executive officers may be entitled to a payment in the amount of up to nine months’ base salary and acceleration of all unvested equity, and the chairman of the board of directors and other directors may be entitled to acceleration of all of their unvested equity. No such payment or accrual was made or earned during the year ended December 31, 2025.

In accordance with the approval of our shareholders at our annual general meeting held in July 2025 and consistent with our compensation policy, we pay each of our directors (other than our chief executive officer, who also serves as a director, and the chairman of our board of directors, each of whose compensation is detailed below) the following fees: (i) an annual fee of $75,000; (ii) an annual committee membership fee of between $6,000 and $10,000 (depending on the specific committee); and (iii) an additional annual fee to each committee chairperson of between $6,000 and $10,000 (depending on the specific committee), as well as reimbursement for reasonable travel and other expenses in accordance with our policies.

Our shareholders also approved at our 2025 annual general meeting the payment to the chairman of our board of directors of an annual cash fee of $300,000 (paid in monthly installments) and the award of time-based vesting RSUs in the value of $300,000 (which represented 6,273 RSUs as of the date of grant in July 2025), which vest in three equal installments, of one-third of the RSUs each, on each of the three anniversaries of the date of grant. If the service of the chairman of our board of directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary of the date of grant, all unvested RSUs shall be accelerated.

In addition, at our 2025 annual general meeting of shareholders, our shareholders approved the grant of annual equity awards to each of our directors (other than our chief executive officer and the chairman of our board of directors, whose compensation is detailed above) of time-based vesting RSUs at a value of $200,000 (which represented 4,182 time-based vesting RSUs as of the date of grant in July 2025), which vest over a two-year period, with 50% vesting at the end of each of the two anniversaries of the date of grant. In the event any such director’s service is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary of the date of grant, (i) if the director has served on the board of directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the director has served on the board of directors for less than five years, 50% of all unvested RSUs shall be accelerated.

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

As of December 31, 2025, we had a total of approximately 1.33 million outstanding and unvested RSUs and PSUs which were awarded to our directors and officers specified in Item 6A under the 2013 Plan, of which approximately 0.66 million were awarded to our chief executive officer and approximately 0.014 million were awarded to the chairman of our board of directors.

At our 2025 annual general meeting, our shareholders approved, following the approval and recommendation of the Compensation Committee and Board of Directors, the award of the following equity grants to our chief executive officer:

(a) An annual equity grant in the value of approximately $8.8 million, comprised of 40% time-based vesting RSUs (the “Base RSUs”), which vest over a three-year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant, and 60% PSUs (the “Base PSUs”), which are subject to vesting as follows: (y) 80% of the Base PSUs are subject to the attainment of certain pre-defined financial performance metrics of net profit and annual revenue for the year ended December 31, 2025, as determined by the Compensation Committee and Board of Directors, weighted equally (“Base PSUs Type-1”), and if earned, the Base PSUs Type-1 vest in equal thirds on each of the three anniversaries of the grant, and (z) 20% of the Base PSUs vest subject to share price performance over three performance periods: March 26, 2025 to March 26, 2026; March 26, 2025 to March 26, 2027; and March 26, 2025 to March 26, 2028, with the number of Base PSUs Type-2 that may be earned for each performance period measured against pre-defined criteria (“Base PSUs Type-2”).

(b) Additional equity grants in the form of additional PSUs (the “Upside PSUs”), as follows: (i) Upside PSUs with a value of up to 50% of the Base PSUs Type-1 (the “Upside PSUs Type-1”), the vesting of which was conditioned upon the Company’s actual financial performance in 2025 exceeding the pre-defined 2025 financial performance metrics for the vesting of the Base PSUs Type-1, with the Upside PSUs Type-1 earned in proportion to the degree by which the pre-defined 2025 financial performance targets are exceeded in relation to a certain target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs Type-1 earned vests over the three-year time-vesting schedule as detailed above for the Base PSUs Type-1; and (ii) Upside PSUs with a value of up to 100% of the Base PSUs Type 2 (the “Upside PSUs Type 2”), which vest subject to share price performance over three performance periods and measured against pre-defined criteria, as described above for the Base PSUs Type 2.

Actual net profit for 2025 was $220.5 million and annual revenue for 2025 was $1,566.1 million. Since these 2025 actual financial results met the pre-defined financial performance metrics for the vesting of the Base PSUs and achieved 29 percent of the pre-defined financial performance metrics for the vesting of the Upside PSUs Type-1, the chief executive officer was entitled to all of the Base PSUs and to 29% of the Upside PSUs Type-1, which continue to be subject to the three-year time-vesting schedule described above.  In addition, as the conditions for the vesting of the Base and Upside PSUs Type 2 were fully attained, the chief executive officer was entitled to all of the Base and Upside PSUs Type 2, which continue to be subject to the three-year time-vesting schedule described above.

Accordingly, in accordance with the shareholder approval described above, in July 2025, we granted the chief executive officer 73,257 RSUs, 87,908 Base PSUs Type-1 (all of which were earned by him), 43,954 Upside PSUs Type-1 (29% of which were earned by him), 21,977 Base PSUs Type-2 (of which 7,325 RSUs relating to the first performance period were earned by him and the remainder is pending future performance) and 21,977 Upside PSUs Type 2 (of which 7,325 RSUs relating to the first performance period were earned by him and the remainder is pending future performance), subject to the time-vesting schedule detailed above, for a total compensation value of approximately $11.9 million.

Our compensation policy includes minimum shareholding guidelines (the “Minimum Holding”), pursuant to which: (i) the chief executive officer is required to own ordinary shares with a minimum value equal to at least three times his annual base salary; and (ii) the directors and other executive officers are required to own ordinary shares with a minimum value equal to at least 50% of their respective annual fee or annual base salary, as applicable. The chief executive officer had until May 2024 and the directors and other officers then in office had five years (until July 2025) from the date on which our board of directors approved the Minimum Holding to attain their respective Minimum Holding. Directors and officers who are elected or appointed (as the case may be) subsequent to the date the board of directors approved the Minimum Holding have five years from the date of their election or appointment to attain their respective Minimum Holding. During such period, and until they accumulate the applicable Minimum Holding, each officer or director must retain at least 20% of the shares issued upon the vesting of time-based vesting RSUs granted to him/her during such period.  As of December 31, 2025, the directors, our chief executive officer and other executive officers are in compliance with the above requirements, to the extent applicable.

For further information concerning our employee equity plans and outstanding employee equity, see Note 13B to the consolidated financial statements included in this annual report.

C. BOARD PRACTICES

Board of Directors

Our Articles of Association provide that the Board of Directors shall consist of at least five and no more than 11 members. Our Board of Directors is currently comprised of 10 directors. Our directors are elected by our shareholders by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at that meeting. Generally, our directors hold office until their successors are elected at the next annual general meeting of shareholders (or until any of their earlier resignation or removal in accordance with the Companies Law). In addition, our Articles of Association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, until the next annual general meeting of shareholders.

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

•
The company complies with the requirements of the securities laws and stock exchange regulations in the foreign jurisdiction where its shares are listed relating to the appointment of independent directors and the composition of the audit and compensation committees as applicable to companies incorporated under the laws of such foreign jurisdiction.

In accordance with the Relief Regulations, we elected to “opt out” of the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

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

Composition requirements

The Companies Law requires public companies to appoint an audit committee; however, following the Company’s determination to adopt the exemption with respect to external directors under the Relief Regulations, as described above, the composition of our audit committee is governed by the rules set forth in the Nasdaq Listing Rules and the Exchange Act.

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

The Board of Directors has determined that all of the members of the audit committee meet the independence and financial knowledge requirements for audit committee service of the Nasdaq Listing Rules and the Exchange Act.  In addition, the Board of Directors has determined that Yoav Chelouche, Iris Avner and Avi Hasson meet the Nasdaq Listing Rules requirement regarding financial sophistication and that each of the above is an audit committee financial expert pursuant to the applicable SEC rules.

Audit Committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, SEC rules, and the Nasdaq Listing Rules, which include:

•
retaining and terminating our independent auditors, subject to the ratification of the board of directors and, in the case of retention, to that of the shareholders, as applicable in accordance with the Companies Law;

•	pre-approving audit and non-audit services and related fees and terms to be provided by the independent auditors;

•	overseeing the accounting and financial reporting processes of our company and audits of our financial statements and the effectiveness of our internal control over financial reporting;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be);

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or multi-year plan proposed by the internal auditor, and reviewing the results and findings of internal audits;

•	overseeing the Company’s risk assessment and reviewing regulatory compliance;

•
determining whether to approve certain officer holder actions and related party transactions (including transactions in which an office holder has a personal interest) required to be approved by the audit committee under the Companies Law, whether any such action is material under the Companies Law and whether certain related party transactions with a controlling shareholder are extraordinary under the Companies Law;

•
determining whether a competitive process must be implemented for the approval of certain transaction(s) with controlling shareholder(s) or its relative, or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with criteria to be pre-determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transaction(s), all according to the type of transaction;

•
determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not negligible transactions; and

•
being responsible for establishing and maintaining procedures for the confidential submission and handling of employees’ complaints regarding any illegal, inappropriate or unethical behavior, accounting, internal audit controls or auditing practices and any violation of the code of ethics.

Compensation Committee

Our compensation committee is comprised of Mrs. Dana Gross, Mr. Avi Hasson and Ms. Carolin Seward. Mrs. Dana Gross serves as the compensation committee chairperson.

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

The Board of Directors has determined that all members of the compensation committee meet the independence requirements for compensation committee service of the Nasdaq Listing Rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee role

Our board of directors adopted a compensation committee charter, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Companies Law, including the following:

•
recommending to the Board of Directors for its approval (i) a compensation policy for officers and directors; (ii) once every three years, approval of the compensation policy (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to assess the implementation of the compensation policy;

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

Director Service Contracts

Other than under the employment arrangement with Mr. Russell Ellwanger, our Chief Executive Officer and a director, as detailed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company. Under the terms of our directors’ equity awards, as approved by the shareholders, in the event a director’s service is terminated for any reason, including by way of resignation, prior to the second anniversary from the date of the equity grant, (i) if the director has served on our board of directors for five years or more, all unvested equity shall be accelerated; and (ii) if the director has served on our board of directors for less than five years, 50% of all unvested equity shall be accelerated.

D. EMPLOYEES

The following table sets forth, for the last three fiscal years, the number of our employees engaged in the specified activities.

	As of December 31,
	2025	2024	2023
Process and product engineering, R&D and design	852	882	887
Operations	3,612	3,638	3,491
Operations support	625	625	544
Sales and marketing, finance & administration	227	214	293
Total	5,316	5,359	5,215

As of December 31, 2025, we had 1,296 employees located in Israel, 1,586 employees located in the United States, 2,398 employees located in Japan and 36 employees located in other countries in the Asia Pacific region and across Europe.

Other than a special collective agreement relating to our Israeli employees regarding employer payments to pension funds of such employees, as described below, our employees in Israel are not covered by a collective bargaining agreement. However, in Israel, we are subject to certain labor statutes and national labor court precedents, as well as to certain provisions of the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations, by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, extending such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The labor laws and court rulings that apply to our employees primarily concern minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment. The expansion orders that apply to our employees primarily concern the length of the workday and workweek, mandatory employer payments to employees’ pension funds, annual recreation allowance, travel expense payments, and other conditions of employment.

There have been past and recent attempts, by the Histadrut to organize and establish a representative labor union for our Israeli employees. Under Israeli law, establishing a representative labor union requires that at least one-third of the Israeli employees join the Histadrut, in which case all employees would be liable to pay its membership fees. If a representative labor union were to be established in the future, we would need to conduct negotiations with the representative labor union and the Histadrut regarding the employees’ terms of employment and benefits.

Under the special collective bargaining agreement relating to our Israeli employees to which we are a party, we are required to make payments to an employee’s insurance fund and/or pension fund. Such funds generally provide a combination of savings plans, insurance and severance pay benefits to the employee, securing their right to receive a pension or providing the employee a lump sum payment upon retirement, or, under certain circumstances, if legally entitled, upon termination of employment. Tower’s Israeli employees contribute an amount equal to 6% of their wages to the insurance fund or pension fund, and Tower contributes an additional 14.83% to 15.83% of the employee’s wages to such funds. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by the employer. Under the special collective bargaining agreement, Section 14 of the Israeli Severance Pay Law, 5723-1963, applies to Tower, according to which the employer’s payments to severance pay are in lieu of payment of severance pay upon termination of employment. Therefore, the monthly payments mentioned above constitute the entire required payments for severance pay, and we are not required to pay any additional severance upon termination of employment of our Israeli employees.

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

Most of TPSCo’s employees at its Japan fabs are represented by a union and covered by a collective bargaining agreement. TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees, through which TPSCo contributes approximately 8% with an employee average match of 1% from the employees’ base salary to the DC Plan. Such payment releases the employer from further obligation for any payments upon termination of employment. The payment is remitted either to third-party benefit funds that are responsible for investing the funds based on employee preference, or directly to those employees who elected not to enroll in the DC Plan.

E. SHARE OWNERSHIP

As of March 31, 2026, no individual director or senior management member beneficially owned (as defined in Rule 13d-3 under the Exchange Act) one percent or more of our ordinary shares and all directors and senior management in the aggregate beneficially owned 0.50% of our ordinary shares. As of March 31, 2026, our directors and senior management beneficially owned an aggregate of approximately 1.15 million RSUs and PSUs for our ordinary shares. For information regarding our equity-based incentive plans, see Note 13B to our consolidated financial statements included in this annual report.

F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information concerning the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of our ordinary shares by any person known to us to beneficially own 5% or more of our issued and outstanding ordinary shares as of March 31, 2026, is set forth below. The percentage of beneficial ownership of our ordinary shares is based on 112,824,944 ordinary shares issued and outstanding as of March 31, 2026.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)
Migdal Insurance & Financial Holdings Ltd. (2)	7,536,644	6.7%
Menora Mivtachim Holdings Ltd. (3)	6,839,817	6.1%
Phoenix Holdings Ltd. (4)	6,211,210	5.5%

(1)
In accordance with the rules of the SEC, beneficial ownership includes the ordinary shares reported that the holder (i) has voting power or investment power over, and (ii) has the right to acquire beneficial ownership of within 60 days from March 31, 2026.

(2)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd., reflecting holdings as of March 31, 2026.

(3)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Menora Mivtachim Holdings Ltd., reflecting holdings as of March 31, 2026.

(4)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Phoenix Holdings Ltd. reflecting holdings as of March 31, 2026

Other than as disclosed in the table above, in Item 7A of our annual report on Form 20-F for each of the years ended December 31, 2024 and 2025, and other filings with the SEC, we are not aware of a significant change in the percentage ownership held by our major shareholders since January 1, 2024.

As of March 31, 2026, based on information provided to us by our transfer agent in the United States, there were a total of 14 holders of record of our ordinary shares, of which 9 were registered with addresses in the United States. Such U.S. record holders were, as of such date, the holders of record of approximately 71% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 71.8% of our outstanding ordinary shares as of such date, including those held for the account of the TASE Clearing House as a member of Depository Trust Company).

B. RELATED PARTY TRANSACTIONS

Other than executive officer and director compensation, executive officer employment arrangements, equity-based compensation award agreements with officers and directors, indemnification and exculpation arrangements with officers and directors, and directors’ and officers’ liability insurance, as discussed elsewhere in this annual report, from the beginning of 2025 and through the date of the filing of this annual report with the SEC, we have not been and are not a party to any transactions in which any of our directors, executive officers or holders of 5% or more of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. For additional information, see Note 16 to the consolidated financial statements included herein.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18 – Financial Statements”.

Legal Proceedings

NPB Co. leases its facility under an operating lease agreement that was extended in 2025 through 2030. In prior amendments to the lease, NPB Co. (i) secured various contractual safeguards designed to limit and mitigate any adverse impact of the landlord’s construction activities, being conducted adjacent to Fab 3, on its operations; and (ii) committed to certain obligations, including certain noise abatement actions, in relation to the facility.  The landlord has asserted claims that NPB Co.’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that NPB Co. has committed a material, non-curable breach of the lease. NPB Co. does not agree with these assertions and is disputing the landlord’s claims. See “Item 3. Key Information—D. Risk Factors—Risks Affecting Our Business—Risks relating to the Fab 3 lease could harm our business, operations and financial results.”

In March 2026, GlobalFoundries filed three lawsuits against the Company in the U.S. International Trade Commission (ITC) and the United States District Court for the Western District of Texas alleging infringement of certain of its patents. The Company disputes these claims.

Dividend Policy

We currently intend to use our future cash and earnings, along with our existing cash balance and deposits, to finance our growth and acquisition strategy, capacity expansion, ongoing operations, and our other business and operational needs, including the buildout of the Agrate facility, the $920 million capital expenditure plan described above, primarily to support our SiPho and SiGe capability and capacity growth in Fabs 2, 3, 7 and 9, and the potential new fab shell build-out in Japan (subject to METI subsidies and other considerations) described above. Therefore, we do not anticipate paying dividends in the foreseeable future. We may, however, use our existing cash balance and/or future cash earnings to execute share repurchases. Our board of directors has sole discretion regarding whether to pay dividends or adopt a share repurchase program. If our board of directors decides in the future to pay dividends or adopt a share repurchase program, the form, timing, frequency and amount will depend on several factors, including our future growth and acquisition strategy, capacity growth plans, future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions, the trading price of our ordinary shares, and other factors that our directors may deem relevant. The Companies Law and regulations thereunder impose conditions on our ability to declare and pay dividends and/or execute share repurchases.  See Exhibit 2.1 to this annual report, “Description of Securities—Dividend and Liquidation Rights,” for additional information. Payment of dividends and share repurchases may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Taxation” for additional information.

B. SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2025, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares are listed and traded on the NASDAQ Stock Market (on the NASDAQ Global Market through March 16, 2012; on the NASDAQ Capital Market from March 17, 2012, through September 6, 2012; and on the NASDAQ Global Select Market since that date) and on the TASE under the symbol “TSEM”.

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

A special general meeting may be convened by the Board of Directors at such times as it deems fit.  In addition, the Board of Directors is required to convene a special general meeting at the request of (i) any two directors or twenty-five percent of the board members, or (ii) one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special general meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the Board of Directors must convene a special general meeting and provide notice for the meeting, setting forth the date, time and place of the meeting, which generally shall not be convened more than 35 days after the notice for the meeting. If the special general meeting is not convened by the Board of Directors as set forth above, the person who requested the Board to convene the meeting may convene the meeting in the same manner a special general meeting is convened by the Board of Directors, provided that such meeting shall not be held after three months have elapsed from the date the request was submitted.

Pursuant to the Companies Law, resolutions regarding the following matters are required to be approved by our shareholders at a general meeting:

•	amendments to our Articles of Association;

•	appointment, terms of engagement, and termination of engagement of our independent auditors;

•	appointment and dismissal of external directors (if applicable);

•	approval of certain related party transactions and certain officer and director compensation;

•	increase or reduction of authorized share capital in accordance with the provisions of the Companies Law;

•	a merger; and

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

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger, or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting.

2025 Annual General Meeting of Shareholders

Each of the proposals presented for approval at the 2025 Annual General Meeting of Shareholders of the Company held on July 30, 2025 (the “Meeting”) were approved by the requisite vote of the Company’s shareholders in accordance with the Companies Law and the Company’s articles of association, as described in the Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on June 12, 2025.  The percentage of shares represented at the Meeting that voted in favor of each proposal (excluding abstentions) is as follows (and with respect to Proposals 3, 4, and 5, the percentage is of the shares represented at the Meeting that voted in favor of the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the applicable proposal (excluding abstentions).  Proposal 1, to elect ten members to the Board of Directors of the Company to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and approval of their cash compensation in such capacity: Mr. Amir Elstein – approximately 98%; Mr. Russell Ellwanger – approximately 96%; Mr. Kalman Kaufman – approximately 94%; Ms. Dana Gross – approximately 98%; Mr. Yoav Chelouche - approximately 99%; Ms. Iris Avner - approximately 98%; Ms. Michal Vakrat – approximately 99%; Mr. Avi Hasson – approximately 100%; Sagi Ben Moshe – approximately 100%; Ms. Caroline Seward – 100% .. Proposal 2, to appoint Mr. Amir Elstein as the Chairman of the Company’s Board of Directors and approve the terms of his compensation in such capacity: approximately 85%. Proposal 3, to approve the increase in the annual base salary of the Company’s Chief Executive Officer: approximately 92%. Proposal 4, to approve the grant of an annual equity-based award to the Company’s Chief Executive Officer: approximately 72%.  Proposal 5, to approve certain employment terms for the Company’s Chief Executive Officer: approximately 82%.   Proposal 6, to approve the grant of an annual equity-based award to each member of the Board of Directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger), approximately 88%.   Proposal 7, to approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in The Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services: approximately 98%.

Borrowing Powers

Our Board of Directors may, from time to time, at its discretion, approve the receipt of credit by the Company in any amount and the discharge thereof, in such manner as it deems fit, as well as the grant of collateral to secure any such credit, of whatsoever type. The Board of Directors may, from time to time, at its discretion, approve the issuance of a series of debentures, including capital notes or bonds, and including debentures, capital notes or bonds convertible into or exercisable for shares, and determine the terms thereof, and to charge all or any of our present or future property by way of a floating or fixed charge. In accordance with our Articles of Association, debentures, capital notes, bonds, or other securities, as aforesaid, may be issued at a discount, with a premium, or in any other manner, with deferred rights, special rights, privileges, or other rights, all as determined by the Board of Directors at its discretion.

C. MATERIAL CONTRACTS

The Company and its subsidiaries have not been a party to any material contract, other than contracts entered into in the ordinary course of business or as otherwise described elsewhere in this Annual Report on Form 20-F, for the two years prior to the date of this Annual Report on Form 20-F.

For additional information regarding material contracts, see Notes 9, 10, 11, 12 and 13 to our consolidated financial statements for the year ended December 31, 2025, included in this annual report and the agreements described in this annual report under the captions “Item 4. Information on the Company—Property, Plants and Equipment,” “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” and “Item 6. Additional Information-B. Compensation.

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

E. TAXATION

The discussion below does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions that might apply to the acquisition, ownership and disposition of our securities, or a reflection of the views of the relevant tax authorities, and it is not intended to replace professional advice in these matters. The discussion below is based on current, applicable tax law, which may be changed by future legislation or reforms. Shareholders should obtain professional tax advice regarding the tax consequences of acquiring, holding or selling our securities under the laws of their countries of residence.

ISRAELI TAXATION

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of their personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, the sale of the shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for such an exemption). For example, the Convention between the Government of the United States of America and the Government of Israel with respect to taxes on income, or the “US-Israel Tax Treaty”, generally exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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

Tax Benefits under the 2011 Amendment and thereafter

An amendment to the Investment Law that became effective on January 1, 2011, generally referred to as the 2011 Amendment, made significant changes to the Investment Law, which revamped the tax incentive regime in Israel. The main changes are, inter alia, as follows:

•
Industrial companies meeting the criteria set out by the Investment Law for a “Preferred Income” of a “Preferred Enterprise” (as defined below) were eligible for reduced and flat corporate tax rates of 7.5% (until December 2025, following the 2017 Amendment described below. In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate, including in Israel (as described below). For all periods ended December 31, 2025, the Company complied with the transitional safe harbor rules in each of its jurisdictions, however, the Company believes they will result in significant additional income tax expenses for the years 2026 and beyond, mainly with respect to our Israeli operation). The location of Tower's facilities in Israel (also referred to as “Zone A”) entitles it to benefit from a tax rate of 7.5% on its Preferred Income (however, as described above, 15% from 2026). According to the 2011 Amendment, the tax incentives offered by the Investment Law are no longer dependent on minimum qualified investments nor on foreign ownership.

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

As Tower’s facilities located in Israel qualify as a Preferred Enterprise, it was entitled, until December 2025, to the 7.5% preferred tax rate described above with respect to its Preferred Income, and therefore, applied a 7.5% tax rate in determining its Israeli current tax provision, deferred tax assets and liabilities. In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate. As of December 31, 2025, these rules have been partially enacted in certain jurisdictions where the Company operates including in Israel (as described below); however, they did not impact the Company’s financial statements, tax payments or liabilities as of December 31, 2025. For all periods ended December 31, 2025, the Company complied with the transitional safe harbor rules in each of its jurisdictions, however, the Company believes these rules will result in significant additional income tax expenses for the years 2026 and beyond, mainly with respect to our Israeli operation.  Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the Israeli statutory corporate tax rate of 23%.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A (In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate. As of December 31, 2025, these rules have been partially enacted in certain jurisdictions where the Company operates; however, they did not impact the Company’s financial statements, tax payments or liabilities as of December 31, 2025. For all periods ended December 31, 2025, the Company complied with the transitional safe harbor rules in each of its jurisdictions, however, the Company believes these rules will result in significant additional income tax expenses for the years 2026 and beyond, mainly with respect to our Israeli operation). In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Tax Benefits under the 2021 Amendment

An amendment to the Investment Law that became effective on August 15, 2021, generally referred to as the 2021 Amendment, introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (“Trapped Earnings”), to be on a pro-rata basis from any dividend distribution, applicable to distributions starting from August 15, 2021, and onwards. Generally, the distribution of Trapped Earnings results in a corporate tax liability in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that would have been earned to distribute the dividend) at the corporate income tax rate that would have otherwise been applicable (“Corporate Tax Claw-Back”). Accordingly, the Corporate Tax Claw-Back will apply to any dividend distribution as long as the company has Trapped Earnings. As of December 31, 2025, Tower has no Trapped Earnings.

OECD’s BEPS Initiative

In December 2021, the OECD released Pillar Two model rules, which impose on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in each jurisdiction in which they operate. As of December 31, 2025, these rules have been partially enacted in certain jurisdictions where the Company operates; however, they did not impact the Company’s financial statements, tax payments or liabilities as of Demeter 31, 2025 For all periods ended December 31, 2025, the Company complied with the transitional safe harbor rules in each of its jurisdictions, however, the Company believes they would result in significant additional income tax expenses for the years 2026 and beyond, mainly with respect to our Israeli operation.

The State of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force as of January 1, 2026, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax, or QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least €750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule under the Pillar Two framework. As of the date of this report, the Income Inclusion Rule (IIR) and the Undertaxed Profits Rule (UTPR) have not been enacted under Israeli law. In addition, various jurisdictions in which we operate have adopted, or are in the process of adopting, other elements of the Pillar Two (including the IIR and the UTPR rules).

We continue to monitor these developments. We did not have an impact on our consolidated financial statements through December 31, 2025; however, we believe these rules will result in significant additional income tax expenses for the years 2026 and beyond, primarily with respect to our Israeli operation.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals subject to tax in Israel (whether an Israeli resident or a non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 in 2024, 2025 and 2026), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025, and at the rate of 3% on any such active taxable income and 5% on any such passive taxable income commencing January 1, 2025. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the “Code”, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares as compensation for the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States;

•	persons having a functional currency other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

This discussion does not address the tax treatment of partnerships or other pass-through entities that hold ordinary shares or persons that indirectly hold ordinary shares through a partnership or other pass-through entity.  Entities that are treated as partnerships for U.S. federal income tax purposes and persons holding ordinary shares through such entities should consult their own tax advisors..

This discussion also does not discuss the possible application of United States federal gift, estate or other non-income tax, alternative minimum tax or any state or local tax.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE, GIFT OR OTHER NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions Paid on the Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Companies” below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. Thus, U.S. Holders should expect to treat any distribution on our ordinary shares as a dividend. Our dividends will not qualify for the dividends-received deduction available to U.S. Holders that are corporations in respect of dividends received from other U.S. corporations.

Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into USD. on such date. If the payment is converted to USD on such date, no foreign currency gain or loss will be recognized. If the payment is converted on a later date, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into USD generally will be treated as ordinary income or loss.

Dividend received by a non-corporate U.S. Holder may constitute “qualified dividend income” which is subject to tax at lower capital gains. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

For this purpose, stock is considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are, but we cannot guarantee that our ordinary shares will always be so listed.

In addition to the foregoing requirements, a non-corporate U.S. Holder must hold their ordinary shares for a minimum period (generally more than 60 days during a 121 day period beginning 60 days prior to the ex-dividend date) for a dividend to constitute qualified dividend income.

Further, dividends paid by a foreign corporation will not qualify for the reduced rates, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gains or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares.

Capital gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower tax rate. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If a U.S. Holder receives payment in a currency other than USD upon such sale or other disposition and the payment is converted to USD on such date, no foreign currency gain or loss will be recognized. If the payment is converted to USD on a later date, any gain or loss resulting from currency exchange fluctuations during the period from the date of the sale to the date that the payment is converted into USD generally will be treated as ordinary income or loss.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is “passive income”, as defined in the relevant provisions of the Code; or (ii) on average, at least 50% of our assets (generally determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, passive income generally includes dividend, interest, royalty, rent, and annuity income and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.

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

Information Reporting and Back-up Withholding

Payment of dividends on ordinary shares and proceeds from the sale, retirement or other disposition of ordinary shares made by a U.S. paying agent or other U.S. intermediary will be subject to U.S. tax reporting requirements. Any paying agent may be required to withhold tax (back-up withholding), currently at a rate of 24%, if a non-corporate U.S. Holder fails to provide an IRS certification or otherwise establish an exemption. Back-up withholding and information reporting will not apply to payments made to non-U.S. Holders if they have provided the required certification that they are not United States persons.

Back-up withholding is not an additional tax. The amount of any back-up withholding may be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is timely furnished to the IRS.

Certain U.S. Holders who are specified individuals or specified domestic entities are required to report information relating to an interest in our ordinary shares on IRS Form 8938 (Statement of Specified Foreign Financial Assets) if the aggregate value of certain foreign financial assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies; however, we generally publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, our principal shareholders are exempt from the reporting provisions of Section 16(a) of the Exchange Act and our directors, officers and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk of Interest Rate Fluctuation

Our cash equivalents and short-term deposits are exposed to market risk due to fluctuations in interest rates, which may affect our interest income. We manage this exposure by performing ongoing evaluations of our investments in these deposits. Due to the short maturities of our investments, their carrying value approximates their fair value.

The 2024 JPY Loan (with an outstanding principal of approximately $92 million as of December 31, 2025) bears annual fixed interest of 2%. Additionally, approximately $29 million of our subsidiaries’ equipment capital leases bear annual fixed interest of approximately 2%. Therefore, we are not subject to cash flow exposure, financing expenses or interest rate fluctuations with respect to the 2024 JPY Loan or such equipment capital leases.

However, in the event that market interest rates for similar debt decrease and are lower than the interest rate provided under our capital leases or loans, our actual financing costs would be higher than they otherwise would have been had our loans or capital leases provided for interest at a floating interest rate. Assuming a 10% change in market interest rates, the effective impact on our capital leases and loans would be immaterial.

Foreign Exchange Risk

We currently operate in four different regions: the United States, Japan, Israel and Italy. The functional currency of our entities in the United States, Israel and Italy is the USD. The functional currency of our operations in Japan is the JPY. Our expenses and costs are denominated mainly in USD, JPY, NIS and Euro; revenues are denominated mainly in USD and JPY; and cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, we have engaged in cylinder hedging transactions to contain currency fluctuations within a predefined, fixed range. During the year ended December 31, 2025, the USD appreciated against the JPY by 0.01%, as compared to a 10.7% appreciation during the year ended December 31, 2024. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

As of December 31, 2025, we are subject to currency exchange rate fluctuations of the JPY against the USD in connection with the following JPY-denominated debt financings: (i) the 2024 JPY Loan, in a principal amount of approximately $92 million, bearing a fixed interest rate of 2% per annum; and (ii) approximately $29 million of liabilities under equipment capital lease agreements with an annual interest rate of approximately 2%. However, as of December 31, 2025, we had approximately $57 million of cash and cash equivalents held in JPY currency accounts, partially mitigating the JPY debt exposure described above. Based on our cash and cash equivalents and the terms of our debt financings as of December 31, 2025, an assumed 10% appreciation of the JPY against the USD rate as of December 31, 2025 (from 156.6 JPY/$ to 142.4 JPY/$), would not have a material effect on our balance sheet as of December 31, 2025.

Assuming a 10% appreciation of the JPY against the USD on December 31, 2025 (from 156.64 JPY/$ to 142.40 JPY/$), the effective impact on our quarterly operating results would be lower profitability (higher operating expenses, net of higher revenue) by approximately $5 million, which would be partially offset by the net impact of the hedging using the above-described cylinder transactions and our natural hedging.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs denominated in NIS. During the year ended December 31, 2025, the USD depreciated against the NIS by 12.5%, as compared to a 0.6% appreciation during the year ended December 31, 2024.  Appreciation of the NIS may increase the costs, in USD terms, of our Israeli facility, such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. We use foreign currency cylinder and forward transactions to hedge a portion of this currency exposure and maintain it within a predefined fixed range.

Assuming a 10% appreciation of the NIS against the USD on December 31, 2025 (from 3.19 NIS/$ to 2.90 NIS/$), the effective impact on our quarterly Israeli expenses would be higher operating expenses by approximately $4 million, which would be partially offset by the net impact of the hedging executed using the above-described cylinder transactions.

The USD cost of our operations in Italy is influenced by changes in the USD-to-Euro exchange rate, with respect to expenses and costs denominated in Euro. During the year ended December 31, 2025, the USD appreciated against the Euro by 12.8%, as compared to a 5.9% depreciation during the year ended December 31, 2024. This exposure is partially mitigated and maintained within a predefined fixed range through foreign currency cylinder and forward transactions in which we engage.

Assuming a 10% appreciation of the Euro against the USD on December 31, 2025 (from 1.174 Euro/$ to 1.292 Euro/$), the effective impact on our quarterly expenses would be higher operating expenses by approximately $1 million, which would be partially offset by the net impact of the hedging executed using the above-described cylinder transactions.

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

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in The Deloitte Global Network, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16B. CODE OF ETHICS

We adopted a code of ethics that applies to all directors, officers and employees of our Company and our subsidiaries, including our Chief Executive Officer, Chief Financial Officer, controller, and persons performing similar functions. We have posted our code of ethics on our website, www.towersemi.com, under “About Tower.” The information contained on our website is not incorporated by reference in this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in The Deloitte Global Network, our independent registered public accounting firm, for the years ended December 31, 2025 and 2024, by category of service:

	2025	2024
	(US dollars in Thousands)
Audit Fees (1)	951	814
Audit-Related Fees (2)	--	10
Tax Fees (3)	47	73
	998	897

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

(3)        Tax fees consist of fees for tax compliance, tax advisory and tax returns services.

In accordance with our audit committee charter, which requires audit committee pre-approval of audit and non-audit services to be provided by the independent auditors and related fees and terms, all of the services provided by our independent auditors in 2025 and 2024 were pre-approved by the audit committee.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We believe an effective cybersecurity program is critical to safeguard the confidentiality, integrity, and availability of our information systems and the data residing within those systems. We have built and continue to develop processes for assessing, identifying, preventing, mitigating and managing material risks arising from cybersecurity threats. We have integrated the oversight and management of cybersecurity risk within our enterprise risk management framework to guide our cybersecurity risk management program and help drive a company-wide culture of cybersecurity risk management.  In addition, we have established policies and procedures, as well as disclosure controls with a structured reporting mechanism, to ensure the proper and timely flow of information as well as appropriate management of events, threats and any related matters.

Our Information Technology Department uses a wide range of activities, including cybersecurity risk assessments, audits, vulnerability and penetration testing, security monitoring tools, and system scanning, among other technological and human resources, to monitor and identify cybersecurity threats and incidents, as well as to evaluate the effectiveness of our cybersecurity measures. We perform regular phishing testing on a monthly basis, and employees who fail the test receive a warning and in-person training on a quarterly basis.  We provide annual training on information security and cyber awareness for our personnel with over 98% participation rate among all employees.  In addition, we provide face-to-face training and learning management system (LMS) training on cybersecurity for all new employees.  New employees are also requested to sign a form detailing the permitted use of our computer resources.  In addition, every quarter, we send a cybersecurity awareness brochure to all employees. These training activities provide employees with effective tools to address cybersecurity threats and implement our evolving security processes and practices.

We engage a third party to provide 24/7 cybersecurity monitoring, detection and response services. With the third party’s assistance, our Information Technology Department tracks metrics that monitor our cybersecurity risk posture, including any identified cybersecurity threats and risks, employee security awareness proficiency, and any system vulnerabilities and patching requirements. We also engage third parties to perform assessments of our cybersecurity measures (including audits) and to assist in improving our processes and practices. The results of such assessments, audits and reviews are reported by the Chief Information Security Officer (CISO) and/or a delegate of the CISO to the Company’s management and to our Audit Committee. We are committed to adjusting our cybersecurity processes and practices as necessary based on the information provided by these assessments, audits and reviews.  Our cybersecurity processes and practices are modeled on industry best practices, including the ISO/IEC 27001 Standard.

We require all third-party vendors that may have access to Company, employee, customer, or other third-party data, and/or access to the Company’s systems, to complete a questionnaire and undergo a vetting process prior to being approved and onboarded. The vetting process may include a review of the vendor's relevant policies and procedures, standard certifications, technology architecture, business practices and cybersecurity profile. Third-party vendor agreements include confidentiality obligations and specify the data elements to which the third-party has access, how the third-party protects the data, personal information and data subject’s rights, and procedures for the return or destruction of protected data.

In addition to the above processes and resources, we deploy technical safeguards and maintain a cybersecurity incident response process designed to protect our information systems from cybersecurity threats. These safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls, system backups, denial of service attack prevention, endpoint protection, network protection and cloud workload protection, all of which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.  In addition, within the Information Technology Department, we have an Incident Response Team, which maintains and is responsible for communicating any cybersecurity incidents in accordance with a written incident response plan (the “Incident Response Plan”). The Incident Response Plan defines responsibilities and immediate actions necessary to mitigate risk, outlines the reporting of incidents to management, and identifies necessary steps to remediate the incident and prevent future incidents. The Incident Response Team is responsible for identifying and assessing the impact of various factors, including the duration of the breach or other incident, the number of systems and users affected, the actual or potential system downtime and associated financial impact, as well as the cost and timing of system and data recovery.  We also implement controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.  Third parties engaged in monitoring and detection are required to report all cybersecurity incidents immediately to the CISO. Our CISO is responsible for reporting critical cybersecurity incidents that may affect Tower’s operations immediately to our senior management team and the Company’s compliance officer. Depending on the nature and severity of an incident, the incident may also need to be reported to our Disclosure Committee to determine whether the incident is or is reasonably likely to become material and shall be reported to the Audit Committee and the Board of Directors, and whether the Company must disclose the incident to the relevant authorities, as may be required by applicable regulation.

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

The Audit Committee meets at least four times each year and as often as necessary to fulfill its responsibilities. Our senior management team, which includes our Chief Executive Officer, Chief Financial Officer and Chief Legal Officer, together with the VP of Information Technology or CISO, report on a regular basis to the Audit Committee with a review of the cybersecurity program, status updates, progress of the annual plan, and cybersecurity risks and trends, as well as other information necessary to assess such risks and oversee the development and performance of our risk mitigation processes.  The Board of Directors and Audit Committee receive prompt and timely information regarding any cybersecurity incidents that meet established reporting thresholds, as well as required subsequent updates.

The VP of Information Technology leads our Information Technology Department and is responsible for overseeing our information security program. The VP of Information Technology has over 25 years of industry experience and is responsible for assessing and managing cybersecurity risks, as well as communicating cybersecurity incidents, matters and trends to Company management, the Audit Committee and the Board of Directors. Team members who support our information security program have relevant educational and industry experience and regularly report to the VP of Information Technology. Our Information Technology Department regularly reports to senior management and other relevant teams on various cybersecurity threats, assessments, and findings.

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

We face risks from cybersecurity threats that could have a material adverse effect on our business, strategy, operations, financial condition, results of operations, cash flows, or reputation. The rapid expansion in the availability and sophistication of AI and ML driven tools is significantly reshaping the cyber threat landscape.  These tools are increasingly being leveraged by malicious actors to automate, scale and refine cyberattacks, making them more targeted, convincing and difficult to detect.  To this end, there is a critical need to adopt and update AI and ML powered cybersecurity defenses and measures to minimize exposure and vulnerability. However, to date, we have not experienced any cybersecurity incidents that have had a material adverse effect. We cannot provide assurance that we will not be materially affected in the future by such risks and any future material incidents.  See “Item 3. “Key Information – D. Risk Factors - Risks Related to Our Business – “Security, cyber and privacy breaches may harm our business and operations”; and “If we are unable to successfully deploy artificial intelligence (“AI”) and/or machine learning (“ML”), we may suffer a competitive disadvantage”.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2025 are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

1.1	Articles of Association of the Company, approved by shareholders on November 14, 2000, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, File No. 333-126909).

1.2	Amendment to Articles of Association of the Company (approved by shareholders on December 7, 2003) (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8, File No. 333-117565).

1.3	Amendment to the Articles of Association of the Company (approved by shareholders on September 28, 2006) (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8, File No. 333-138837).

1.4	Amendment to Articles of Association of Company (approved by shareholders on September 24, 2008) (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-8, File No. 333-153710).

1.5	Amendment to Articles of Association of Company (approved by shareholders on August 11, 2011) (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC on January 17, 2012).

1.6	Amendment to Articles of Association of Company (approved by shareholders on August 2, 2012) (incorporated by reference to proposals 1 and 2 of the proxy statement filed on Form 6-K furnished to the SEC on June 12, 2012, and the Form 6-K furnished to the Securities and Exchange Commission on August 2, 2012).

1.7	Amendment to Articles of Association of Company (approved by shareholders on May 23, 2013) (incorporated by reference to Proposal 5 of the proxy statement furnished on Form 6-K to the Securities and Exchange Commission on April 16, 2013).

2.1	Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 2.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2024).

4.1	2013 Share Incentive Plan, as amended in 2019 (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

4.2	Compensation Policy for Executive Officers and Directors of the Company (incorporated by reference to Exhibit 4.2 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025).

4.3	Consortium Agreement, effective as of September 14, 2021, by and among the Company and ST (certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit) (incorporated by reference to Exhibit 4.4 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022).

#8.1	List of Subsidiaries.

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

#12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

#13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

#15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in The Deloitte Global Network

97	Compensation recovery policy required by the applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2024).

#101	The following financial information from Tower Semiconductor Ltd.’s annual report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language):

Consolidated Balance Sheets as of December 31, 2025 and 2024;

Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023;

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and

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

TOWER SEMICONDUCTOR LTD.

By: /s/ Russell C. Ellwanger
Russell C. Ellwanger
Chief Executive Officer
April 30, 2026

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Income Taxes – Income Tax Provision – Refer to Note 18 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2025, the consolidated provision for income taxes was $21.6 million comprised of amounts related to Israel, Japan, U.S. and Italy operations, as detailed in Note 18.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the charges between the sites located in different tax jurisdictions and the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

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
March 2, 2026

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tower Semiconductor Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 2, 2026, expressed an unqualified opinion on those consolidated financial statements.

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
March 2, 2026

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$235,369	$271,894
Short-term deposits	916,541	946,351
Trade accounts receivable	222,795	211,932
Inventories	256,855	268,295
Other current assets	78,062	61,817
Total current assets	1,709,622	1,760,289
PROPERTY AND EQUIPMENT, NET	1,463,056	1,286,622
INTANGIBLE ASSETS, NET	1,530	3,196
GOODWILL	7,000	7,000
OTHER LONG-TERM ASSETS, NET	141,082	23,378
TOTAL ASSETS	$3,322,290	$3,080,485
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$28,112	$48,376
Trade accounts payable	123,915	130,624
Deferred revenue and customers' advances	25,581	21,655
Employee related liabilities	70,299	65,199
Other current liabilities	15,840	19,210
Total current liabilities	263,747	285,064
LONG-TERM DEBT	133,406	132,437
LONG-TERM CUSTOMERS' ADVANCES	1,932	7,690
EMPLOYEE RELATED LIABILITIES	6,448	4,985
OTHER LONG-TERM LIABILITIES	12,174	10,129
TOTAL LIABILITIES	417,707	440,305
Ordinary shares of NIS 15 par value:	450,905	446,562
150,000 authorized as of December 31, 2025 and 2024
112,621 and 112,534 issued and outstanding, respectively, as of December 31, 2025
111,637 and 111,550 issued and outstanding, respectively, as of December 31, 2024
Additional paid-in capital	1,373,643	1,377,986
Cumulative stock based compensation	274,319	236,551
Accumulated other comprehensive loss	(66,457)	(74,188)
Retained earnings	895,949	675,479
	2,928,359	2,662,390
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	2,919,287	2,653,318
Non-controlling interest	(14,704)	(13,138)
TOTAL SHAREHOLDERS' EQUITY	2,904,583	2,640,180

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,322,290	$3,080,485

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2025	2024	2023
REVENUE	$1,566,104	$1,436,122	$1,422,680
COST OF REVENUE	1,202,250	1,096,680	1,069,161
GROSS PROFIT	363,854	339,442	353,519
OPERATING COSTS AND EXPENSES:
Research and development	86,496	79,434	79,808
Marketing, general and administrative	83,186	74,964	72,454
Restructuring gain from sale of machinery and equipment, net	-	-	(52,168)
Restructuring expense (income), net	-	(6,270)	19,662
Merger-contract termination fee, net	-	-	(313,501)
	169,682	148,128	(193,745)

OPERATING PROFIT	194,172	191,314	547,264
FINANCING INCOME, NET	56,738	50,834	30,531
OTHER INCOME (EXPENSE), NET	(10,527)	(24,721)	7,047
PROFIT BEFORE INCOME TAX	240,383	217,427	584,842
INCOME TAX EXPENSE, NET	(21,569)	(10,205)	(65,312)
NET PROFIT	218,814	207,222	519,530
Net loss (income) attributable to non-controlling interest	1,656	642	(1,036)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$220,470	$207,864	$518,494
BASIC EARNINGS PER SHARE:
Earnings per share	$1.97	$1.87	$4.70
Weighted average number of shares	111,981	111,153	110,289
DILUTED EARNINGS PER SHARE:
Earnings per share	$1.94	$1.85	$4.66
Net profit used for diluted earnings per share	$220,470	$207,864	$518,494
Weighted average number of shares
used for diluted earnings per share	113,597	112,343	111,216

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Net profit	$218,814	$207,222	$519,530
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(2,709)	(19,956)	(15,761)
Unrealized gain on derivatives	10,584	1,065	4,769
Realized gain on marketable securities which was previously presented in other comprehensive income	-	(9,524)	-
Change in employees plan assets and benefit obligations	(54)	126	(222)
Comprehensive income	226,635	178,933	508,316
Comprehensive loss attributable to non-controlling interest	1,566	7,678	4,780
Comprehensive income attributable to the Company	$228,201	$186,611	$513,096

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional	Cumulative	other	currency			Total	Non
	shares	shares	paid-in	stock based	comprehensive	translation	Accumulated	Treasury	comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	profit (deficit)	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2023	110,041	$440,150	$1,384,398	$174,121	$(2,040)	$(45,497)	$(50,879)	$(9,072)		$(2,640)	$1,888,541
Changes during the year ended December 31, 2023:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of options and issuance of ordinary shares upon vesting of RSUs	871	3,481	(3,481)								-
Employee stock-based compensation				28,222							28,222
Comprehensive income:
Net Profit							518,494		$518,494	1,036	519,530
Foreign currency translation adjustments						(9,945)			(9,945)	(5,816)	(15,761)
Unrealized gain on derivatives					4,769				4,769		4,769
Change in employees plan assets and benefit obligations					(222)				(222)		(222)
Comprehensive income									$513,096
BALANCE AS OF DECEMBER 31, 2023	110,912	443,631	1,380,917	202,343	2,507	(55,442)	467,615	(9,072)		(5,460)	2,427,039
Changes during the year ended December 31, 2024:
Proceeds from an investment in a subsidiary
Issuance of ordinary shares upon vesting of RSUs	725	2,931	(2,931)								-
Employee stock-based compensation				34,208							34,208
Comprehensive income:
Net profit							207,864		207,864	(642)	207,222
Foreign currency translation adjustments						(12,920)			(12,920)	(7,036)	(19,956)
Unrealized gain on derivatives and marketable securities					1,065				1,065		1,065
Realized gain on marketable securities which was previously presented in other comprehensive income					(9,524)				(9,524)		(9,524)
Change in employees plan assets and benefit obligations					126				126		126
Comprehensive income									$186,611
BALANCE AS OF DECEMBER 31, 2024	111,637	446,562	1,377,986	236,551	(5,826)	(68,362)	675,479	(9,072)		(13,138)	2,640,180
Changes during the period:
Issuance of ordinary shares upon vesting of RSUs	984	4,343	(4,343)								-
Employee stock-based compensation				37,768							37,768
Comprehensive income:
Net profit							220,470		$220,470	(1,656)	218,814
Foreign currency translation adjustments						(2,799)			(2,799)	90	(2,709)
Unrealized gain on derivatives					10,584				10,584		10,584
Change in employees plan assets and benefit obligations					(54)				(54)		(54)
Comprehensive income									$228,201
BALANCE AS OF DECEMBER 31, 2025	112,621	$450,905	$1,373,643	$274,319	$4,704	$(71,161)	$895,949	$(9,072)		$(14,704)	$2,904,583
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2025	112,534

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)
	Year ended December 31,
	2025	2024	2023
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$218,814	$207,222	$519,530
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	303,112	266,279	258,021
Exchange rate differences and fair value adjustments	-	133	(1,632)
Other expense (income), net	10,527	24,721	(7,047)
Changes in assets and liabilities:
Trade accounts receivable	(10,498)	(60,169)	(3,160)
Other current assets	(25,453)	(33,992)	(9,541)
Inventories	11,800	4,778	8,682
Other long term assets	(106,188)	-	-
Trade accounts payable	(12,157)	35,784	(8,254)
Deferred revenue and customers' advances	(1,832)	(14,783)	(35,676)
Employee related liabilities and other current liabilities	12,029	22,021	(70,163)
Long-term employee related liabilities	1,524	(1,312)	(1,210)
Other long-term liabilities	(6,196)	(2,000)	27,011
Net cash provided by operating activities	395,482	448,682	676,561
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(444,425)	(436,153)	(444,502)
Proceeds related to sale and disposal of property and equipment	7,864	4,500	12,318
Proceeds from investment realization	-	62	12,458
Investments in other assets	-	(530)	(605)
Deposits and marketable securities, net	38,470	31,882	(300,516)
Net cash used in investing activities	(398,091)	(400,239)	(720,847)
CASH FLOWS - FINANCING ACTIVITIES
Proceeds from loans	13,808	81,812	24,180
Loans repayment	(19,819)	(76,144)	-
Principal payments on account of capital lease obligation	(27,342)	(38,123)	(38,033)
Debentures repayment	-	-	(18,493)
Proceeds from an investment in a subsidiary	-	-	1,932
Net cash used in financing activities	(33,353)	(32,455)	(30,414)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(563)	(4,758)	(5,395)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,525)	11,230	(80,095)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	271,894	260,664	340,759
CASH AND CASH EQUIVALENTS - END OF PERIOD	$235,369	$271,894	$260,664

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2025	2024	2023
NON-CASH ACTIVITIES:
Investments in property and equipment	$56,515	$50,440	$164,667
Right-of-use asset recognized with corresponding lease liability, net	$11,709	$-	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$58,572	$53,613	$30,475
Cash paid during the period for interest	$4,736	$4,255	$4,519
Cash paid for income tax, net during the period	$20,343	$23,488	$12,379

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
(dollars in thousands, except per share data)

NOTE 1:	DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc., its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry and its wholly-owned subsidiary Newport Fab LLC (Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc. and Newport Fab LLC, collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operated three semiconductor facilities located in Tonami, Uozu and Arai in Hokuriku Japan, (one of which, the Arai facility, ceased its operations in 2022, see Note 12B(ii), with the other 49% of TPSCo’s shares held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”); and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated in 2021 following the collaborative arrangement signed in 2021 with ST Microelectronics S.r.l (“ST”) with regards to ST’s 300 mm facility in Agrate, Italy (see Note 12E).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a leading global analog foundry of high value semiconductor solutions, providing technology, development and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense, The Company offers a broad range of advanced and innovative analog technology offering, comprised of a broad range of customizable process technologies including: SiPho, SiGe, BiCMOS, mixed signal/ CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays and integrated power management. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as development, transfer and optimization services to integrated device manufacturers and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacities and capabilities for its customers, as of December 31, 2025, the Company owns a facility in Israel (200mm), two facilities in the U.S. (200mm), two in Japan through its 51% holding in TPSCo (200mm and 300mm) and shares a clean room and capacity in a 300mm facility in Italy with ST.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost plus accrued interest, which approximates their fair value.

G.	Trade Accounts Receivable - Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for such estimated expected losses. The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivable are written off using this allowance when it is probable that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $4,602 and $4,982 as of December 31, 2025 and 2024, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

H.	Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company writes down the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at cost including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present stage.

I.	Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect to measure those investments either at fair value, or at cost less any impairment and changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations. See also Note 2L below.

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

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants and government subsidies received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

•	Buildings and building improvements, including facility infrastructure: 7-25 years.

•	Machinery and equipment: 15 years.

•	Software, hardware and others: 3-11 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2L below.

Property and equipment also include assets under capital leases, which are depreciated over their applicable useful life.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

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

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2025, the Company concluded there was no impairment required to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2025, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

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

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.	Leases

The Company recognizes a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to terminate the lease or extend it when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 9D and 9E.

N.	Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers” when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenue is generated principally from providing its customers with manufacturing services it performs over wafers it processes in its various fabrications located around the globe through its engineering and technological facilities’ process platforms and equipment, as well as revenue from its design and technology support services. Most of the Company’s sales are achieved through the effort of its direct sales and business development force.

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

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenue, based on past experience and specific identification of relevant events, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition occurs over time when customers receive the services.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

O.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met. As of December 31, 2025, the grants receivable amount was immaterial.

P.	Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates under applicable law expected to be in effect for the year in which the differences are expected to reverse as of the balance sheet date. Deferred tax assets and liabilities, as well as any related valuation allowance, are presented as noncurrent items on the balance sheets.

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

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Q.	Earnings per Ordinary Share

Basic earnings per share is calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share is calculated, if applicable, by adjusting the net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

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

AS OF DECEMBER 31, 2025

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

ASC 820 prioritizes the considerations that may be used to measure fair value to the following three levels:

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

The carrying value of the Company’s bank deposits, accounts receivable, payable and accrued liabilities, approximate their current fair values in accordance with their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investments in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

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

W	Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU No. 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any impact on the Company’s financial position, results of operations or cash flow reports. See Note 14E with regards to applicable disclosure.

On December 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09 - Income taxes (topic 740): improvements to income tax disclosures. This ASU requires disclosure of specific categories in rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. The amendment is effective for annual periods beginning after December 15, 2024. The adoption of the amendment did not have an impact on the Company’s financial position, results of operations or cash flows. See Note 17 with regards to applicable disclosure.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

X.	Recently Issued Accounting Pronouncements Not Yet Adopted

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient to measure credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU 2025-05 is effective for annual reporting period beginning after December 15, 2025 and interim reporting within those annual reporting periods. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-09, Hedge Accounting Improvements (Topic 815), which amends certain aspects of the hedge accounting guidance in ASC 815, to more closely align hedge accounting with the economics of an entity’s risk management activities. The ASU is effective for annual periods beginning after December 15, 2026 and interim reporting within those annual reporting periods. The ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The ASU requires entities to recognize government grant income when all eligibility criteria have been met and the related costs have been incurred, clarifying the timing and presentation of such grants within the financial statements. The ASU is effective for annual periods beginning after December 15, 2028 and interim reporting within those annual reporting periods. The company is still evaluating the potential impact of the new standard on its financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 3:	INVENTORIES

Inventories consist of the following as of December 31, 2025 and 2024:

Details	2025	2024
Raw materials	$105,301	$127,171
Work in process	144,373	118,642
Finished goods	7,181	22,482
	$256,855	$268,295

Work in process and finished goods are presented net of aggregate writes down to net realizable value of $6,057 and $8,803 as of December 31, 2025 and 2024, respectively.

NOTE 4:	OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2025 and 2024:

Details	2025	2024
Direct and indirect tax receivables	$41,197	$27,551
Prepaid expenses	21,928	32,985
Receivables from hedging transactions - see Note 10A	14,463	768
Other receivables	474	513
	$78,062	$61,817

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following as of December 31, 2025 and 2024:

Details	2025	2024
Original cost: (*)
Land and buildings, including facility infrastructure	$491,099	$463,564
Machinery and equipment	4,694,587	4,281,817
	5,185,686	4,745,381
Accumulated depreciation:
Buildings, including facility infrastructure	(317,082)	(303,041)
Machinery and equipment	(3,405,548)	(3,155,718)
	(3,722,630)	(3,458,759)
	$1,463,056	$1,286,622

(*) Original cost includes ROU assets under capital lease in the amount of $140,308 and $153,159 as of December 31, 2025 and 2024, respectively. The depreciation expense of such assets amounted to $13,786 and $15,195 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the original cost of land, buildings, machinery and equipment was presented net of investment grants, in the aggregate amount of approximately $285,000.

NOTE 6:	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following as of December 31, 2025:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(31,970)	$1,530
Technologies	10-20	6,700	(6,700)	-
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(41,270)	$1,530

Intangible assets, net consist of the following as of December 31, 2024:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(30,682)	$2,818
Technologies	10-20	6,700	(6,322)	378
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(39,604)	$3,196

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 7:	OTHER LONG-TERM ASSETS, NET

Other long-term assets, net consist of the following as of December 31, 2025 and 2024:

Details	2025	2024
ROU - assets under operating leases, see Note 12D	$117,704	$7,874
Deferred tax asset - see Note 17C	13,354	1,768
Investments in privately held companies	4,427	6,780
Prepaid long-term land lease, net	2,451	2,572
Pension plan net assets	1,810	1,870
Long-term prepaid expenses	1,336	2,514
	$141,082	$23,378

NOTE 8:	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2025 and 2024:

Details	2025	2024
Tax payables	$7,105	$12,428
Hedging transactions related payables - see Note 10A	4,806	5,070
Others	3,929	1,712
	$15,840	$19,210

NOTE 9:	LONG-TERM DEBT

A.	Composition

As of December 31, 2025 and 2024:

Details	2025	2024
JPY loans - principal amount - see Notes 9B and 9C below	$92,568	$98,962
Capital leases and other long-term liabilities - see Note 9D below	52,928	73,977
Operating leases - see Note 9E below	16,022	7,874
Less - current maturities	(28,112)	(48,376)
	$133,406	$132,437

B.	Repayment Schedule of Long-term JPY Loans

As of December 31, 2025:

Details	Interest Rate	2026	2027	2028	2029	2030	Total
Long-term JPY loans	2.0	$-	$13,224	$26,448	$26,448	$26,448	$92,568

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 9:	LONG-TERM DEBT (continued)

C.	Long-term JPY Loans

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $70,000 as of December 31, 2025) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carried a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan was secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $22,000 as of December 31, 2025) term loan (“2023 JPY Loan”). The 2023 JPY Loan carried a fixed interest rate of approximately 2% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan was secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In December 2024, TPSCo signed an agreement with its lenders to refinance its 2021 JPY Loan and 2023 JPY Loan with a new 14.5 billion JPY (approximately $92,000 as of December 31, 2025) asset-based loan (“2024 JPY Loan”). 12.5 billion JPY were drawn in 2024 and used to repay 11.5 billion JPY of the 2021 JPY Loan and 2023 JPY Loan, resulting in outstanding JPY Loans of 15.5 billion JPY (approximately $100,000) as of December 31, 2024.  In accordance with this agreement, during the first half of 2025, 3 billion JPY were used to repay the remaining 2021 JPY Loan and 2023 JPY Loan and an additional amount of 2 billion JPY was withdrawn, resulting in outstanding JPY Loans of 14.5 billion JPY (approximately $92,000) as of December 31, 2025.  The lenders of the 2024 JPY Loan are a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc. and (iii) BOT lease Co. Ltd.. The 2024 JPY Loan carries a fixed interest rate of 2% per annum with principal payable in seven semiannual payments from December 2027 to December 2030. The 2024 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The 2024 JPY Loan contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2025, TPSCo maintained compliance with all of the financial covenants under the 2024 JPY Loan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 9:	LONG-TERM DEBT (continued)

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

As of December 31, 2025 and 2024, the Company’s total outstanding capital lease liabilities for fixed assets were $52,928 and $73,453, respectively, of which $25,043 and $24,785, respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2025:

Fiscal Year	Amount ($)
2026	$25,838
2027	8,245
2028	6,112
2029	5,495
2030	4,118
2031 and on	5,148
Total	54,956
Less - imputed interest	(2,028)
Total	$52,928

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 9:	LONG-TERM DEBT (continued)

E.	Operating Lease Agreements

The Company entered into operating leases, primarily with regard to certain of its operating and other facilities. In 2025 TSNB entered into an operating lease agreement to extend its current building lease, see Note 12D.   Operating lease cost for the years ended December 31, 2025, 2024 and 2023 was $8,899, $4,592 and $4,807, respectively. During 2025, cash paid for operating lease liabilities was $110,582.

The following presents the composition of operating leases in the balance sheets:

Details	Presentation in the Consolidated Balance Sheets	December 31, 2025	December 31, 2024
ROU - assets under operating leases	Other long-term assets, net	$117,704	$7,874
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,069	$3,913
Long-term operating lease liabilities	Long-term debt	12,953	3,961
Total operating lease liabilities		$16,022	$7,874
Weighted average remaining lease term (years)		4.5	2.6
Weighted average discount rate		1.95%	1.95%

The following presents the maturity presentation of operating lease liabilities as of December 31, 2025:

Fiscal Year	Amount ($)
2026	$3,330
2027	5,016
2028	5,007
2029	3,293
Total	16,646
Less - imputed interest	(624)
Total	$16,022

NOTE 10:	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 10:	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

A.	Exchange Rate Transactions

As the functional currency of the Company is the USD and a portion of Tower’s expenses are denominated in NIS, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. The exchange rate transaction-related derivatives were accounted for as hedge accounting, resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, when the hedged item’s exposure affects earnings. As of December 31, 2025 and 2024, the fair values of these exchange rate translation-related derivatives, net were $13,540 and $768, respectively, in an asset position, presented in other current assets. The face values of such agreements as of such dates were $156,000 and $156,000, respectively.

As the functional currency of the Company is the USD and TPSCo revenue and a portion of its expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. The exchange rate transaction related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, when the hedged item’s exposure affects earnings. As of December 31, 2025, the fair value of these exchange rate translation-related derivatives, net was $6,996 in a liability position, of which $4,806 presented in other current liabilities and $2,190 presented in other long term liabilities. As of December 31, 2024, the fair value of such derivatives was $4,261 in a liability position, presented in other current liabilities. As of December 31, 2025 and 2024, the face value amounts of such agreements were $243,000 and $186,000, respectively.

As the functional currency of the Company is the USD and a portion of TSIT’s expenses are denominated in EUR, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on EUR-denominated expenses.  The exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, when the hedged item’s exposure affects earnings. As of December 31, 2025, the fair value of these exchange rate translation-related derivatives, net was $923 in an asset position, presented in other current assets and as of December 31, 2024, the fair value of such derivatives, net was $809 in a liability position, presented in other current liabilities. The face value amounts of such exchange rate agreements as of such dates were $48,000 and $39,600, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 10:	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivatives, trade receivables and government and other receivables. The Company’s cash, deposits and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivable which as of December 31, 2025 was an insignificant amount. The Company performs ongoing credit evaluations of its customers.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments do not materially differ from their respective carrying amounts as of December 31, 2025 and 2024.

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

Level 1 Measurements

Securities classified as available-for-sale are reported at fair value on a recurring basis. These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available-for-sale are recorded in other comprehensive income. During 2024, the Company sold its entire marketable securities portfolio and had no outstanding marketable securities as of December 31, 2024.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 10:	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

D.	Fair Value Measurements (continued)

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

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2L). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2025, the Company recorded a decrease of $2,354 in the value of such investments, presented in other income (expense), net in the statements of operations, and for the year ended December 31 2024, the Company did not record significant changes to the carrying value of such investments.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2025	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$4,427	$-	$-	$4,427
Foreign exchange forward and cylinders - net asset position	9,618	-	9,618	-
	$14,045	$-	$9,618	$4,427

Details	December 31, 2024	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$6,780	$-	$-	$6,780
Foreign exchange forward and cylinders - net liability position	(4,302)	-	(4,302)	-
	$2,478	$-	$(4,302)	$6,780

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 10:	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E.	Short-Term Deposits

Short-term deposits amounted to $916,541 and $946,351, as of December 31, 2025 and December 31, 2024, respectively.

NOTE 11:	EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

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

Tower implements a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits. Payments relating to Israeli employee termination benefits were $7,098, $5,716 and $5,752 for 2025, 2024 and 2023, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8% of employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2025, 2024 and 2023 amounted to $3,660, $3,853 and $4,266 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 11:	EMPLOYEE RELATED LIABILITIES (continued)

B.	TSNB Employee Benefit Plans

TSNB Pension Plan

TSNB has a pension plan that provides monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

Funded status surplus under the plan was $1,810 and $1,870 as of December 31, 2025 and 2024, respectively, comprising of plan assets with a fair value of $19,203 and $18,904 as of December 31, 2025 and 2024 respectively, net of benefit obligation of $17,393 and $17,034, as of December 31, 2025 and 2024, respectively. The funded status surplus is included in non-current assets.

Net expense recognized on the plan were $183, $87 and $183 for the years ended December 31, 2025, 2024 and 2023, respectively, comprised primarily of expected return on plan assets of $1,099, $1,075 and $1,034 for the years ended December 31, 2025, 2024 and 2023, respectively, offset by interest costs of $918, $868 and $891, for the years ending December 31, 2025, 2024 and 2023, respectively. No service costs were incurred during the years included in these financial statements as the plan did not include active employees during those years.

Unrecognized losses under the plan as of December 31, 2025 and 2024 were $3,599 and $3,681, respectively. Amortization of unrecognized losses included in net expense recognized on the plan was approximately $100 per year. Unrecognized losses are substantially in their entirety comprised of historically deferred net actuarial gains and losses.

Weighted average assumptions used in determining the funded status surplus were as follows:

Details	2025	2024	2023
Discount rate	5.30%	5.60%	4.90%
Expected return on plan assets	6.10%	5.60%	5.60%
Rate of compensation increases	N/A	N/A	N/A

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 11:	EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

Benefits paid under the plan during the years ending December 31, 2025 and 2024 were appropriately $1,000 per year. The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2026	$1,262
2027	1,335
2028	1,368
2029	1,389
2030	1,395
2031 - 2035	$6,717

For each of the years included in these financial statements, the plan’s assets measured at fair value on a recurring basis consisted solely of investments in commingled funds, valued as a level 2 fair value measurement. The weighted average asset allocations for periods included were approximately 10% in equity securities and 90% in debt securities.

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

Post-Retirement Medical Plan

Additionally, TSNB has a medical plan that provides post-retirement health and life benefits to eligible employees upon retirement. Benefit obligation under the plan was $1,228 and $1,235 as of December 31, 2025 and 2024, respectively. The benefit obligation is mostly included in non-current liabilities. Unrecognized losses under the plan as of December 31, 2025 and 2024, comprised in their entirety of historically deferred net actuarial gains and losses, were $829 and $1,018, respectively. Net expense recognized on the plan and amortization of unrecognized losses included in net expense recognized on the plan were immaterial in each of the years included in these financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 12:	COMMITMENTS AND CONTINGENCIES

A.	Liens

Loans and Capital Leases

For liens under TPSCo’s JPY Loans, see Note 9C. For liens under the capital lease agreements, see Note 9D.

B.	TPSCo

I.	Renewed Contracts

In 2022, Tower, TPSCo and NTCJ extended certain agreements with respect to TPSCo through March 2027 under certain amended terms, including changes to the commercial pricing for the services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

II.	Japanese Operations Restructuring

During 2022, TPSCo’s operation in Japan was re-organized and re-structured, maintaining operations at the Uozu and Tonami facilities unchanged, while the Arai facility, which provided products solely to NTCJ and did not serve the Company’s customers, ceased operations, with a portion of the machinery and equipment of the Arai facility being transferred to the Tonami facility. The remaining machinery and equipment were sold to third parties.

The restructuring process, including the transfer and installation of machinery and equipment in the Tonami facility and the sale of certain equipment, which was mostly completed during 2023 and finalized during 2024, resulted in restructuring gain, net from the sale of machinery and equipment of $52,168 in 2023, as well as total restructuring costs (income) of $6,270 income and $19,662 expense recorded in 2024 and 2023, respectively.

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 12:	COMMITMENTS AND CONTINGENCIES (continued)

C.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.	TSNB Lease Agreement

TSNB leases its facilities under an operational lease contract that is due to expire during 2030, following an extension of the lease signed in November 2025, that extended the lease from the previous 2027 expiration. A prepayment of $105,000 that was paid in 2025 was included in cash flow used in operating activities for the year ended December 31, 2025 and is being expensed to the cost of revenue in the Company’s statement of operations during the lease extended term through 2030 at an amount of approximately $6,000 per quarter. The landlord is party to an option agreement pertaining to the Newport Beach site with a third-party, under which such third party believes he has certain collateral or other rights with respect to it, hence has stated he is considering to file claims against the landlord and/ or the Company.  The landlord and the Company dispute the third-party’s claims. The landlord has agreed to indemnify the Company and to provide a defense to any claims asserted by the third-party. In prior amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that TSNB has committed material non-curable breach of the lease. TSNB does not agree and is disputing these claims.

E.	Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm facility with ST in Agrate, Italy. Under this arrangement, the parties were to share the cleanroom space and the facility infrastructure, with the Company installing certain of its own equipment inside the clean room in an area which consumes approximately one-third of the total clean room space. TSIT and ST invested in their respective process equipment and have been working to accelerate the process flows’ transfer to the facility, product development, qualification and subsequent ramp-up. The comprehensive qualification process was completed in the fourth quarter of 2024, followed by the commencement of volume production and operations, which were, and will continue to be, managed by ST.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 12:	COMMITMENTS AND CONTINGENCIES (continued)

F.	Termination of Intel Acquisition Agreement

In February 2022, Intel and Tower have signed a definitive agreement under which Intel was to acquire all of Tower’s outstanding ordinary shares, however, the closing conditions for this transaction were not met since certain regulatory approvals were not obtained. As a result, in August 2023, Intel and Tower announced the termination of this agreement. Pursuant to the terms of the agreement, and in connection with the termination, Intel paid Tower a gross termination fee of $353,000, which is presented, net of associated fees, in a separate line within the statement of operations for the year ended December 31, 2023 in the amount of $313,501.

G.	Capacity Corridor Agreement with Intel

In September 2023, Tower and Intel signed an agreement under which Intel has committed to build a capacity corridor at Tower’s instructions, in order for Intel to manufacture wafers for Tower’s customers in Intel’s 300mm facility in New Mexico, USA. Under this agreement, Tower has committed to invest up to $300,000 for equipment and other fixed assets to be owned by Tower and to be installed and qualified for Tower processes and for its customer products in this Intel facility. As of December 31, 2025, the corridor was in the initial equipment procurement and installation stage and not qualified for production. Recently, Intel has expressed its intention not to perform under the agreement and the parties are presently in a mediation process.

H.	Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of product IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 13:	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2025, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 112.5 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions, if any, and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (continued)

B.	Equity Incentive Plans

(1)	Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company (“2013 Plan”).

Under the 2013 Plan, the Company granted a total of approximately 0.78 million restricted stock units (“RSUs”) to its employees and directors during 2025 and a total of approximately 1.58 million RSUs to its employees and directors during 2024, including the below-described grants to the CEO and directors, with vesting periods of up to three years. These RSUs amounts also include performance based RSUs (“PSUs”) and market based RSUs (“MSUs”). The Company determines compensation expenses of the RSUs based on the closing market price of the ordinary shares on the last trading day immediately prior to the date of grant and amortizes it over the applicable vesting period, taking into consideration achievement, if any, of performance and market criteria.

During 2025, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 73 thousand time-vested RSUs, 132 thousand PSUs and 44 thousand MSUs, granted to the CEO, with 33% of such RSUs, PSUs and MSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these awards was approximately $12,000. The grant also included a provision requiring the CEO to own ordinary shares of the Company at a minimum value that equals at least three times his annual base salary (the “Minimum Holding”). As of December 31, 2025, the CEO is in compliance with the Minimum Holding requirement;

(ii) approximately 6.3 thousand time-vested RSUs to the chairman of the Board of Directors (the “Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 4.2 thousand time-vested RSUs to each of the eight members of the Board of Directors then serving (other than to the Chairman and the CEO), for a total compensation value of $200 each, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

The members of the Board have to own ordinary shares of the Company at a minimum value that equals at least 50% of their annual base fee and the Chairman will have to own ordinary shares of the Company at a minimum value that equals at least 50% of his annual cash compensation (the “BOD Minimum Holding”).

As of December 31, 2025, the members of the Board and the Chairman are in compliance with the BDO Minimum Holding requirement.

During 2024, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 78 thousand time-vested RSUs, 176 thousand PSUs and 256 thousand MSUs, granted to the CEO, with 33% of such RSUs, PSUs and MSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these awards was approximately $16,500.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (continued)

B.	Equity Incentive Plans (continued)

(1)	Tower’s 2013 Share Incentive Plan (the “2013 Plan”) (continued)

(ii) approximately 7.4 thousand time-vested RSUs to the chairman of the Board of Directors (the “Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 4.9 thousand time-vested RSUs to each of the eight members of the Board of Directors then serving (other than to the Chairman and the CEO), for a total compensation value of $200 each, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

(2)	RSUs awards

	2025		2024		2023
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	2,398,135	$34.51	1,585,560	$38.10	1,712,996	$32.90
Granted	781,952	$46.37	1,581,492	$31.89	797,241	$37.64
Converted	(983,643)	$35.62	(726,007)	$36.52	(870,720)	$27.80
Forfeited	(49,820)	$36.87	(42,910)	$36.96	(53,957)	$32.49
Outstanding as of end of year (*)	2,146,624	$38.26	2,398,135	$34.51	1,585,560	$38.10

(*) Include (i) 717,148, 736,014 and 559,184 PSUs as of December 31, 2025, 2024 and 2023, respectively and (ii) 535,809 and 649,249 MSUs as of December 31, 2025 and 2024, respectively.

(3)	Summary of Information about Employees’ Share Incentive Plans

Details for the year ended December 31,	2025	2024	2023
The intrinsic value of converted RSUs	$58,605	$28,667	$26,976
The original fair value of converted RSUs	$35,039	$26,510	$24,206

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2025, 2024 and 2023 as follows:

Details	2025	2024	2023
Cost of goods	$8,256	$8,764	$8,332
Research and development, net	7,984	7,422	5,639
Marketing, general and administrative	21,528	17,651	13,960
Total stock-based compensation expense	$37,768	$33,837	$27,931

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (continued)

C.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand ordinary Tower shares. These shares are classified as treasury shares.

NOTE 14:	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenue by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2025, 2024 and 2023:

Details	2025	2024	2023
USA	42%	42%	46%
Japan	13	16	17
Asia (other than Japan)	39	33	27
Europe	6	9	10
Total	100%	100%	100%

The basis of attributing revenue from external customers to a certain geographic area is based on the headquarters’ location of the customer issuing the purchase order.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States, substantially all of TPSCo’s long-lived assets are located in Japan and substantially all of TSIT’s long-lived assets are located in Italy.

As of December 31, 2025 and 2024, property and equipment, net consisted of the following:

Details	2025	2024
Israel	$348,558	$279,023
United States	399,227	322,947
Europe	462,794	452,557
Japan	252,477	232,095
	$1,463,056	$1,286,622

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 14:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (continued)

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2025 and 2024, one and two customers, respectively exceeded 10% of the net accounts receivable balance.

D.	Major Customers - as Percentage of Total Revenue

Years ended December 31, 2025, 2024 and 2023:

Details	2025	2024	2023
Customer A	11%	13%	14%
Customer B	7	11	9
Other customers *	32	16	21

*
Represents aggregated revenue to six customers that accounted for between 4% and 7% of total revenue during 2025, to three customers that accounted for between 3% and 9% of total revenue during 2024, and to three customers that accounted for between 3% and 9% of total revenue during 2023.

E.	Reportable Segment

(1) The Company believes it is driving its revenue from a single reportable segment, which is its analog foundry operations that is providing semiconductor solutions offering a broad range of process technologies. To provide the capacity and expanded capabilities for its customers, as of December 31, 2025, the Company owns multiple facilities and is sharing capacity and/ or ownership in other facilities as described in Note 1.

(2) Since the Company has a single reportable segment, the accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (“CODM”) assesses performance and decides how to allocate resources based on the consolidated results of the Company.

(3) Since the Company has a single reportable segment, its CODM does not allocate resources among segments but is responsible for allocating the entity’s resources. The CODM uses the consolidated measures of profit or loss mostly when assessing performance rather than allocating resources.

(4) Since the Company has a single reportable segment, it manages its business activities on a consolidated basis.

(5) The Company’s CODM is the chief executive officer of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 15:	FINANCING INCOME, NET

Financing income, net consists of the following for the years ended December 31, 2025, 2024 and 2023:

Details	2025	2024	2023
Interest income	53,792	55,488	39,987
Interest expense	$(3,658)	$(4,029)	$(4,444)
Exchange rate results	2,628	3,403	1,013
Hedging transactions related gain (loss), net	4,734	(7,800)	(5,153)
Marketable securities fair value adjustments	--	5,605	2,944
Bank fees and others	(758)	(1,833)	(3,816)
	$56,738	$50,834	$30,531

NOTE 16:	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balance

The nature of the relationship involved as of December 31, 2025 and 2024:

Details	Description	2025	2024
Long-term investment	Equity investment in a limited partnership	$41	$40

B.	Transactions

Description of the transactions for the years ended December 31, 2025, 2024 and 2023:

Details	Description	2025	2024	2023
General and administrative expense	Directors’ fees and reimbursement to directors	$1,118	$804	$780

NOTE 17:	INCOME TAX

A.	Tower Statutory Income Rates and Pillar 2 Model

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

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 17:	INCOME TAX (continued)

A.	Tower Statutory Income Rates and Pillar 2 Model (continued)

In December 2021, the OECD issued the Pillar Two model rules, which introduce a 15% global minimum tax applicable on a jurisdiction-by-jurisdiction basis to multinational corporations with consolidated annual revenue exceeding €750 million. As of December 31, 2025, the rules had been partially enacted in certain jurisdictions in which the Company operates. The Pillar Two model rules include transitional safe harbor provisions which if met allow such corporations to defer the application of the rules for periods that will commence after December 31, 2025. Until December 31, 2025 (inclusive), the Company qualified for the transitional safe harbor provisions in all jurisdictions in which it operates. As such, the Pillar Two model rules did not have an impact on the Company’s consolidated financial statements through December 31, 2025, however, the Company believes it would result in significant additional income taxes for the years 2026 and beyond, mainly with respect to its Israeli operations.

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

The Company’s income tax provision consists of the following for the years ended December 31, 2025, 2024 and 2023:

Details	2025	2024	2023
Current tax expense:
Local	$14,181	$17,431	$-
Foreign	2,392	5,579	13,374
Deferred tax expense (benefit):
Local	17,629	(17,141)	62,748
Foreign	(12,633)	4,336	(10,810)
Income tax expense, net	$21,569	$10,205	$65,312

Details	2025	2024	2023
Profit (loss) before taxes:
Local	$211,122	$242,879	$588,453
Foreign	29,261	(25,452)	(3,611)
Total profit (loss) before taxes	$240,383	$217,427	$584,842

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 17:	INCOME TAX (continued)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of December 31, 2025 and 2024:

Details	2025	2024
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$19,446	$7,397
Employees compensation	10,215	9,675
Accruals and allowances	9,332	11,355
Research and development credit	26,027	24,689
Research and development, including Section 174 under U.S. Internal Revenue Code	18,299	27,732
Lease liabilities	10,629	9,617
Others	722	652
	94,670	91,117
Valuation allowance, see Note 17E below	(24,522)	(31,613)
Deferred tax assets	$70,148	$59,504
Deferred tax liabilities - long-term:
Depreciation and amortization	$(62,184)	$(64,859)
ROU - assets under operating leases	(2,284)	(1,131)
Others	(1,148)	(801)
Deferred tax liabilities	$(65,616)	$(66,791)

Presented in long term deferred tax assets	$13,354	$1,768
Presented in long term deferred tax liabilities	$(8,822)	$(9,055)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 17:	INCOME TAX (continued)

D.	Effective Income Tax

The reconciliation of the Israeli statutory income tax rate to the effective tax rate for the years ended December 31, 2025, 2024 and 2023:

Details	2025	Percentages
Tax expense computed at statutory rates, see (*) below	$55,288	23.0%
Foreign tax effects:
U.S
- Changes in valuation allowance, see Note 17E below	(17,742)	(7.4)%
- Other adjustments	(3,761)	(1.6)%
Italy
- Changes in valuation allowance, see Note 17E below	10,651	4.4%
- Foreign currency translation impact	(8,061)	(3.4)%
- Other adjustments	(87)	0%
Other jurisdictions	820	0.3%
Nontaxable or nondeductible items	264	0.1%
Changes in unrecognized tax benefits, see (**) below	16,870	7.0%
Preferred Enterprise benefit in Israel	(32,673)	(13.6)%
Income tax expense	$21,569	8.8%

Details	2024	2023
Tax expense computed at statutory rates, see (*) below	$50,008	$134,514
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit in Israel	(36,588)	(89,487)
Change in valuation allowance, see Note 17E below	11,375	2,697
Permanent differences and other, net	(14,590)	17,588
Income tax expense	$10,205	$65,312

(*) The tax expense was computed based on the Israeli statutory corporate income tax rate of 23%.

(**) The amount is comprised substantially from additions for tax positions relating to prior years.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(dollars in thousands, except per share data)

NOTE 17:	INCOME TAX (continued)

E.	Net Operating Loss Carryforward

As of December 31, 2025, Tower had no net operating loss carryforward.

As of December 31, 2025, Tower US Holdings had U.S. federal net operating loss carryforwards of approximately $31,000 of which approximately $22,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $9,000 will expire in 2028, unless previously utilized.

As of December 31, 2025, Tower US Holdings had a California state net operating loss carryforward of approximately $9,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the federal deferred tax asset balances as of December 31, 2024 and 2023. The valuation allowance was released as of December 31, 2025, re-establishing deferred tax assets balances.

Tower US Holdings recorded a valuation allowance thereby reducing the state deferred tax asset balances as of December 31, 2025, 2024 and 2023.

As of December 31, 2025 TPSCo had immaterial net operating loss carryforward.

As of December 31, 2025, TSIT had net operating loss carryforward of approximately $13,000.

TSIT has recorded a valuation allowance thereby reducing the deferred tax asset balance of the net operating loss carryforward.

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 2021.

Tower US Holdings files a consolidated tax return, including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations for any of the years before 2021 and state and other U.S. local income tax examinations for any of the years before 2020. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward and to make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final income tax assessments through the year 2020.

TSIT possesses no final income tax assessments.